Form 20-F
period 2002-12-31
TELIASONERA AB
filed 2003-06-30
CIK 1169870

As filed with the Securities and Exchange Commission on June 30, 2003.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 000-50121

TeliaSonera AB

(Exact name of Registrant as specified in its charter)

Sweden
(Jurisdiction of incorporation)

Mårbackagatan 11, SE-123 86 Farsta, Sweden
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Name of each exchange
Title of each class	on which registered

American Depositary Shares Shares, nominal value SEK 3.20	Nasdaq National Market Nasdaq National Market(1)

(1)     Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares, nominal value SEK 3.20: 4,675,232,069

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17☐    Item 18 ☒

INTRODUCTION AND USE OF CERTAIN TERMS
FORWARD-LOOKING STATEMENTS
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
3.A Selected Financial Data
3.B Capitalization and Indebtedness
3.C Reasons for the Offer and Use of Proceeds
3.D Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
4.A History and Development of the Company
4.B Business Overview
4.C Organizational Structure
4.D Property, Plants and Equipment
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A Operating Results
5.B Liquidity and Capital Resources
5.C Research and Development, Patents and Licenses
5.D Trend Information
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and Senior Management
6.B Compensation
6.C Board Practices
6.D Employees
6.E Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major Shareholders
7.B Related Party Transactions
7.C Interests of Experts and Counsel
ITEM 8. FINANCIAL INFORMATION
8.A Consolidated Statements and Other Financial Information
8.B Significant Changes
ITEM 9. THE OFFER AND LISTING
9.A Offer and Listing Details
9.B Plan of Distribution
9.C Markets
9.D Selling Shareholders
9.E Dilution
9.F Expenses of the Issue
ITEM 10. ADDITIONAL INFORMATION
10.A Share Capital
10.B Memorandum and Articles of Association
10.C Material Contracts
10.D Exchange Controls
10.E Taxation
10.F Dividends and Paying Agents
10.G Statement by Experts
10.H Documents on Display
10.I Subsidiary Information
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
Consolidated Financial Statements of TeliaSonera AB and Subsidiaries
Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders’ Equity
Notes to Consolidated Financial Statements
Consolidated Financial Statements of Netia Holdings S.A.
Report of Independent Accountants
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Annex A: Consolidated Financial Statements of Sonera Corporation and Subsidiaries
Independent Auditors’ Report
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
ITEM 19. EXHIBITS
SIGNATURES
CERTIFICATIONS
EX-10.1
EX-10.2

-i-

-ii-

INTRODUCTION AND USE OF CERTAIN TERMS

     TeliaSonera AB is a public limited liability company incorporated under the laws of Sweden. TeliaSonera was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. On March 26, 2002, Telia and Sonera entered into a combination agreement in which the two companies agreed to merge. To effect the merger, Telia made an offer to acquire all of the outstanding shares of Sonera in exchange for Telia shares. In the exchange offer, which was completed on December 9, 2002, Telia acquired approximately 95.0 percent of the share capital of Sonera. Upon completion of the exchange offer, Telia changed its name to TeliaSonera. In February 2003, TeliaSonera completed a mandatory redemption offer under Finnish law for all of the remaining shares of Sonera. At the completion of the mandatory redemption offer, TeliaSonera held approximately 99.4 percent of the share capital of Sonera on a fully diluted basis. In addition, in December 2002, TeliaSonera commenced a separate compulsory acquisition proceeding under Finnish law pursuant to which the remaining holders of Sonera shares were required to surrender their remaining Sonera shares to TeliaSonera for redemption at a fair price as determined under Finnish law. As required under Finnish law, an arbitral panel was appointed to hear and resolve any disputes concerning TeliaSonera’s right of redemption and the redemption price in the compulsory acquisition proceeding. On March 20, 2003, at the request of the arbitral panel, TeliaSonera issued a counter-indemnity for a bank guarantee for the payment of the redemption price plus accrued interest with respect to all outstanding Sonera shares not held by TeliaSonera. According to Finnish law, as a result of the arbitral panel’s acceptance of the bank guarantee as security for the payment of the redemption price plus accrued interest, TeliaSonera became the sole record and beneficial owner of Sonera’s shares. On June 26, 2003, the arbitral panel determined that the redemption price for the remaining Sonera shares would be €5.78 plus accrued interest at the rate of five percent per annum from March 21, 2003. It is estimated that the redemption price for the remaining Sonera shares will be paid no later than September 2003.

     Unless the context otherwise requires, as used in this annual report, (i) the terms “Group,” “Company,” “we,” “our,” “TeliaSonera” and “us” refer to TeliaSonera AB or TeliaSonera AB together with its subsidiaries depending upon the context; (ii) the term “Telia” refers to Telia AB or to Telia AB together with its subsidiaries depending upon the context, prior to the completion of the exchange offer on December 9, 2002, and its subsequent name change to TeliaSonera and the merger of Telia and Sonera Corporation; and (iii) the term “Sonera,” refers to Sonera Corporation or to Sonera Corporation together with its subsidiaries depending upon the context, prior to the completion of the exchange offer on December 9, 2002, and the merger of Telia and Sonera.

     TeliaSonera AB publishes its consolidated financial statements in Swedish kronor. This annual report contains TeliaSonera’s audited consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000, which have been prepared in accordance with International Accounting Standards, or IAS. IAS differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of the principal differences between IAS and U.S. GAAP relevant to TeliaSonera, together with a reconciliation of net income and shareholders’ equity reported under IAS to net income and shareholders’ equity under U.S. GAAP, see Note 45 to TeliaSonera’s consolidated financial statements.

     The financial statements of TeliaSonera included in this annual report include the results of Sonera and the new Baltic subsidiaries UAB Omnitel, AB Lietuvos Telekomas and Latvijas Mobilais Telefons SIA as from December 3, 2002, the date at which each of these entities became consolidated subsidiaries of TeliaSonera.

     This annual report also contains audited consolidated financial statements for Netia Holdings S.A., a company in which we held a significant interest until February 2003, as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002.

     For information purposes only, we have also included as Annex A to this annual report Sonera’s audited consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000, which have been prepared in accordance with Finnish generally accepted accounting principles, or Finnish GAAP.

     References in this annual report to “Swedish krona,” “Swedish kronor” and “SEK” are to the currency of Sweden. References to “euro,” “euros,” “€” or “EUR” are to the currency of the European Union’s Economic and Monetary Union. References in this annual report to “U.S. dollar,” “$” and “USD” mean the currency of the United States of America.

     In this annual report, unless otherwise stated, Swedish krona have been translated, solely for convenience, into U.S. dollars using the noon buying rate in New York City for cable transfers in Swedish krona, as certified

-iii-

for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”), on May 30, 2003, which was SEK 7.7654 per $1.00 (SEK 1.00 per $0.1288). On June 25, 2003, the Noon Buying Rate for the Swedish krona was SEK 7.9100 per $1.00 (SEK 1.00 per $0.1264). These translations should not be construed as a representation that the U.S. dollar amounts actually represent, or could be converted into, Swedish kronor at the rates indicated.

     References in this annual report to “Nordic countries” are to Denmark, Finland, Norway and Sweden. References to the “Baltic States,” the “Baltic countries” or “Baltic region” are to Estonia, Latvia and Lithuania.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “seek,” “plan,” “intend,” “anticipate,” “estimate,” or “predict.” These statements are based on current plans, estimates and projections, and, therefore, the reader should not place too much reliance on them. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	risks and uncertainties with respect to our expectations about the recent merger of Telia and Sonera, including:

•	earnings improvement,

•	cost and capital expenditure savings,

•	expenses related to the merger,

•	the success of the integration of the two companies, and

•	other benefits anticipated from the merger;

•	the level of demand for telecommunications services, particularly with respect to mobile services and new, higher value-added products;

•	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and issues related to national roaming;

•	the outcome of legal and regulatory proceedings in which we are involved or may become involved;

•	the effects of competition;

•	technological innovations, including the cost of developing new products and the need to increase expenditures to improve the quality of service;

•	the timing and effect of the roll-out of Universal Mobile Telecommunications System (UMTS) networks and other new, enhanced or upgraded networks, systems, products and services, and their performance;

•	the success of our international investments;

•	the amounts of future capital expenditures;

•	the effects of potential mergers and consolidations within the telecommunications industry, our ability to complete planned divestitures and the costs associated with possible future acquisitions and dispositions;

•	uncertainties associated with developments related to fluctuations in interest rates, exchange rates, currency devaluations and other macroeconomic monetary policies;

•	other economic, business, competitive and/or regulatory factors affecting our business generally, including factors affecting the market for telecommunications services; and

•	other factors that are described under “Item 3.D Risk Factors.”

     TeliaSonera is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

-iv-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3.A	Selected Financial Data

Selected Consolidated Financial Data

     The financial data set forth below as of and for the years ended December 31, 2002, 2001 and 2000 have been derived from TeliaSonera’s audited consolidated financial statements included in Item 18 of this annual report. Financial data as of and for the years ended December 31, 1999 and 1998 have been derived from TeliaSonera’s previously published audited consolidated financial statements not included in this document. The financial data is based on TeliaSonera’s historical results, which include the results of Sonera and the new Baltic subsidiaries Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons only for the period beginning December 3, 2002.

     The audited consolidated financial statements, from which the selected consolidated financial data set forth below have been derived, have been prepared in accordance with IAS. For a discussion of the principal differences between IAS and U.S. GAAP relevant to TeliaSonera, together with a reconciliation of net income and shareholders’ equity reported under IAS to net income and shareholders’ equity under U.S. GAAP, see Note 45 to TeliaSonera’s consolidated financial statements.

     You should read the following selected consolidated financial data in conjunction with the consolidated financial statements of TeliaSonera and “Item 5. Operating and Financial Review and Prospects,” each included elsewhere in this annual report.

     Solely for the convenience of the reader, Swedish krona amounts have been translated into U.S. dollars at the rate of SEK 1.00 = $0.1288 ($1.00 = SEK 7.7654), the Noon Buying Rate for the Swedish krona on May 30, 2003. On June 25, 2003, the Noon Buying Rate for the Swedish krona was SEK 1.00 = $0.1264 ($1.00 = SEK 7.9100).

	Year ended December 31,

	2002	2002	2001	2000	1999	1998

	($)	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)
	(in millions, except per share/ADS data)
INCOME STATEMENT DATA
IAS
Net sales	7,660	59,483	57,196	54,064	52,121	49,569
Costs of production	(4,917)	(38,182)	(40,435)	(33,028)	(31,206)	(30,988)
Gross income	2,743	21,301	16,761	21,036	20,915	18,581
Sales, administrative, and research and development expenses	(2,404)	(18,667)	(17,943)	(16,326)	(14,887)	(15,045)
Other operating revenues and expenses, net	(1,810)	(14,057)	506	8,493	(805)	4,388
Income from associated companies	68	528	6,136	(1,197)	723	(704)
Operating income	(1,403)	(10,895)	5,460	12,006	5,946	7,220
Financial net	(93)	(721)	(652)	(289)	34	(77)
Income after financial items	(1,496)	(11,616)	4,808	11,717	5,980	7,143
Income taxes	466	3,619	(2,917)	(1,447)	(1,754)	(2,092)
Minority interests	(9)	(70)	(22)	8	(4)	(40)
Net income (loss)	(1,039)	(8,067)	1,869	10,278	4,222	5,011
Earnings (loss) per share
Basic	(0.33)	(2.58)	0.62	3.50	1.48	1.76
Diluted	(0.33)	(2.58)	0.62	3.50	1.48	1.76
Cash dividend per share(1)	0.05	0.40	0.20	0.50	0.52	0.49
Earnings (loss) per ADS(2)
Basic	(1.66)	(12.91)	3.11	17.52	7.40	8.79
Diluted	(1.66)	(12.91)	3.11	17.52	7.40	8.79
Cash dividend per ADS(1)(2)	0.26	2.00	1.00	2.50	2.60	2.45

	Year ended December 31,

	2002	2002	2001	2000	1999	1998

	($)	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)
	(in millions, except share and per share/ADS data)
Operating margin (%)(3)	(18.3)	(18.3)	9.5	22.2	11.4	14.6
Net profit margin (%)(4)	(13.6)	(13.6)	3.3	19.0	8.1	10.1
U.S. GAAP
Net sales	7,641	59,336	56,957	53,849	51,931	49,389
Net income	(1,127)	(8,755)	4,443	9,991	4,218	3,600
Earnings (loss) per share
Basic	(0.36)	(2.80)	1.48	3.41	1.48	1.26
Diluted	(0.36)	(2.80)	1.48	3.41	1.48	1.26
Earnings (loss) per ADS(2)
Basic	(1.80)	(14.01)	7.40	17.03	7.40	6.31
Diluted	(1.80)	(14.01)	7.40	17.03	7.40	6.31
Weighted average number of shares outstanding (in thousands)
Basic	3,124,289	3,124,289	3,001,200	2,932,757	2,851,200	2,851,200
Diluted	3,125,314	3,125,314	3,001,200	2,932,757	2,851,200	2,851,200
CASH FLOW DATA
IAS
Cash flow from operating activities	1,603	12,449	10,416	10,152	10,715	10,301
Cash flow from investing activities	(715)	(5,553)	3,632	(37,121)	(10,701)	(8,967)
Cash flow from financing activities	(1,332)	(10,344)	(6,608)	26,818	1,005	(2,301)
Cash flow for the year	(444)	(3,448)	7,440	(151)	1,019	(967)

	At December 31,

	2002	2002	2001	2000	1999	1998

	($)	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)
	(in millions, except financial ratios)
BALANCE SHEET DATA
IAS
Intangible fixed assets	8,770	68,106	26,816	25,198	2,146	1,844
Tangible fixed assets	7,234	56,172	47,314	43,807	33,318	34,801
Financial fixed assets	6,250	48,534	20,784	22,335	18,023	12,553
Current assets	4,358	33,844	33,277	31,375	23,117	18,080
Total assets	26,612	206,656	128,191	122,715	76,604	67,278
Shareholder’s equity	14,014	108,829	59,885	55,988	32,893	29,344
Minority interests	659	5,120	204	320	210	210
Provisions	2,370	18,406	13,107	11,351	10,488	7,735
Long-term debt	4,137	32,124	25,193	20,876	9,123	6,491
Current debt	1,624	12,608	3,931	13,166	6,934	7,062
Non-interest-bearing liabilities	3,808	29,569	25,871	21,014	16,956	16,436
Total equity and liabilities	26,612	206,656	128,191	122,715	76,604	67,278
Capital employed(5)	20,222	157,035	90,971	92,374	50,936	43,440
Operating capital(6)	17,657	137,113	70,150	75,042	39,160	34,921
Net debt (7)	4,903	38,075	20,004	32,512	14,280	12,870
Net interest-bearing liability(8)	3,224	25,034	10,661	20,235	7,527	6,767
U.S. GAAP
Total assets	28,004	217,464	132,495	123,689	77,974	68,598
Shareholders’ equity	14,200	110,269	58,589	51,870	29,168	25,575
RATIOS
IAS
Debt/equity ratio (multiple)(9)	0.23	0.23	0.18	0.37	0.24	0.24
Equity/assets ratio (%)(10)	51.8	51.8	46.2	44.4	41.0	41.5

(1)	Dividends are declared and paid annually on the basis of income and retained earnings as of the end of the preceding year.
(2)	Each American Depositary Share (ADS) represents five TeliaSonera shares.
(3)	Operating margin is operating income expressed as a percentage of net sales.
(4)	Net profit margin is net income expressed as a percentage of net sales.
(5)	Capital employed is total assets less non-interest-bearing liabilities and non-interest-bearing provisions, and the proposed dividend.
(6)	Operating capital is non-interest-bearing assets less non-interest-bearing liabilities and non-interest-bearing provisions.
(7)	Net debt is interest-bearing liabilities less short-term investments and cash and bank deposits.
(8)	Net interest-bearing liability is interest-bearing liabilities and provisions less interest-bearing assets, and less long-term investments in less than 20-percent-held securities.
(9)	Debt/equity ratio is net interest-bearing liability divided by equity (less the proposed dividend).
(10)	Equity/assets ratio is equity (less the proposed dividend) expressed as a percentage of total assets.

Currency and Exchange Rate Information

     TeliaSonera presents its financial statements in Swedish kronor. A significant portion of TeliaSonera’s revenues and expenses is denominated in Swedish kronor and a portion is denominated in currencies other than the Swedish krona. The table below sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the Swedish krona expressed in Swedish kronor per U.S. dollar.

     Other than for the monthly information, the average Noon Buying Rates have been calculated based on the Noon Buying Rate for the last business day of each month during the relevant period. This information is being provided to you for your convenience. These are not necessarily the rates that were used in the preparation of TeliaSonera’s financial statements and we do not make any representation that Swedish kronor could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

     Solely for the convenience of the reader, certain Swedish krona amounts in this annual report have been translated into U.S. dollars at the Noon Buying Rate on May 30, 2003, which was $1.00 = SEK 7.7654.

Swedish Krona Exchange Rate

				Period
Year	Average	High	Low	End

	(Swedish Kronor per U.S. Dollar)
1997	7.6843	8.0825	6.8749	7.9400
1998	7.9658	8.3350	7.5800	8.1030
1999	8.3007	8.6500	7.7060	8.5050
2000	9.1735	10.3600	8.3530	9.4440
2001	10.3425	11.0270	9.3250	10.4571
2002	9.6571	10.7290	8.6950	8.6950
December 2002	8.9303	9.0750	8.6950	8.6950
2003
First Quarter	8.5308	8.7920	8.3650	8.4735
January	8.6368	8.7920	8.4750	8.6140
February	8.4837	8.5650	8.4100	8.5050
March	8.5440	8.7030	8.3650	8.4735
Second Quarter (through June 25)	7.9485	8.6425	7.6710	7.9100
April	8.4314	8.6425	8.1700	8.1700
May	7.9213	8.1470	7.7479	7.7654
June (through June 25)	7.7772	7.9620	7.6710	7.9100

3.B	Capitalization and Indebtedness

Not applicable.

3.C	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D	Risk Factors

     Set forth below is a description of factors that may affect our business, results of operations and share price from time to time.

TeliaSonera may have difficulty integrating the large and complex businesses of Telia and Sonera and realizing the anticipated benefits of the merger.

     The integration process of Telia and Sonera is still in its early stages. We may face difficulties integrating our businesses, operations and personnel in a timely and efficient manner. As a result, we may not be able to achieve the expected synergies and other benefits of the merger or may not be able to achieve them within the expected timescale. Members of our management team may also have difficulty adjusting to the corporate governance structure of the combined company and implementing the combined company’s strategy. We may experience disruption in our employee base as a result of uncertainty caused by the merger. Our competitors may also seek to take advantage of potential integration problems to gain customers. There can be no assurance that the above factors or other integration issues will not result in a delay or a reduction in achieving the total annual cost and capital expenditure synergy benefits that we expect to derive from the merger.

Our revenues and profitability could decline if the growth in the Nordic telecommunications markets slows.

     The telecommunications industry in the Nordic countries is currently well developed relative to most other European countries. In particular, each of Denmark, Finland, Norway and Sweden has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate in the Nordic countries will make it more difficult for us to match our previous subscriber growth. In addition, economic growth in the Nordic countries has slowed considerably since the beginning of 2001, causing a decrease in the growth of customer demand for telecommunications services. These trends may result in our recording slower revenue growth than we have achieved in the past or recording flat or declining revenues in these markets.

Increased competition in the Nordic mobile and fixed network communications markets may result in decreased prices, loss of market share or inability to gain market share. We also expect to experience increased competition in the Baltic markets and the international markets where we have operations.

     We operate primarily in the highly competitive Nordic telecommunications market. As competition continues to intensify, our mobile, fixed network and Internet and data services businesses may lose market share or fail to gain market share and be forced to reduce tariffs.

     Currently, we face strong competition in the mobile telecommunications market in Sweden from Vodafone Group PLC and Tele2 AB (Comviq). In Finland, we face strong competition from Oy Radiolinja Ab, a subsidiary of Elisa Communications Corporation, which has recently entered into an extensive partner agreement with Vodafone, as well as from DNA Finland Ltd. In Norway, we face strong competition from the incumbent operator Telenor ASA and, in Denmark, we face strong competition from the incumbent operator TDC A/S, which also has entered into a partner agreement with Vodafone, as well as Tele2 and Sonofon A/S, which is majority owned by Telenor. In addition, the commercial introduction in each of the Nordic countries of third generation mobile services will open the Nordic telecommunications market to even more competition. We also expect to experience increased competition from non-traditional operators, including Mobile Virtual Network Operators (MVNOs), which are telecommunications service providers that typically do not own their own network infrastructure but rather lease capacity from network operators.

     In the Nordic fixed line market, we expect that competition from operators such as Song Networks Oy, Utfors AB, Elisa Communications, TDC, Telenor and Tele2 will increase, resulting in further reductions of tariffs. With the continuation of the trend of traditional users of fixed network services switching to mobile phone usage, a trend sometimes referred to as fixed-mobile substitution, our fixed network businesses are also expected to face increased competition from mobile operators. Moreover, new forms of telecommunications that do not use conventional tariff structures, such as Internet telecommunications, are expected to increase the sources of competition that we will face. In the Nordic Internet communications market, we expect to face increased competition from large Nordic and European Internet service providers such as Tele2, Finnet Oy, Utfors, Elisa Communications, Sonofon, Telenor, TDC, Spray Network AB and Tiscali S.p.A.

     In the Baltic region, we already experience strong competition from rival GSM operators and expect that both our mobile and fixed line operations will lose market share as regulation favoring competition is adopted in line with European Union directives. The anticipated grant of additional GSM licenses in Turkey, Russia and the former Soviet states in which Fintur Holdings B.V., a holding company through which we maintain our interest in mobile operations in certain Eurasian countries, operates is also expected to increase competition in those markets.

We operate in a highly regulated industry and changes in, or adverse applications of, the regulations affecting us could harm our business, financial condition and results of operations.

     Our fixed line network and mobile telecommunications operations are subject to regulatory and licensing requirements, either at the national level or at transnational level, such as by the European Union. Implementation and application of these regulations are undertaken by one or more regulatory and competition authorities which, in their discretion, may challenge our compliance with the regulations. If we are found not to have complied with any regulations, we may be subject to damage awards, fines, penalties, injunctions or suspensions.

     The regulations we are subject to impose significant limits on our flexibility to manage our business. For example, in both Sweden and Finland, we have been designated as a party with significant market power in certain markets in which we operate, including the fixed and mobile telecommunications markets. In Norway, NetCom, our wholly owned subsidiary, has been designated by the Norwegian Post and Telecommunications Authority (NPT) as an operator with significant market power in the mobile telecommunications market for interconnection. As a result, we are required to provide certain services on non-discriminatory, cost-based and transparent terms, which may differ from the terms on which we would otherwise have provided those services. Although we are appealing our designation as a mobile operator with significant market power on the Swedish and Norwegian national markets for interconnection, there can be no assurance that the final outcome of the proceedings will be in our favor. In addition, the legislatures in the Baltic countries are revising their telecommunications legislations in anticipation of their entry into the European Union. We cannot assure you that we will not be subject to additional obligations relating to the services we provide in those countries as a result of such changes.

     Changes in legislation, regulation or government policy affecting our business activities, as well as decisions by competition and other regulatory authorities or courts, including granting, amending or revoking of licenses to us or other parties, could harm our business, financial condition and results or operations. For example, both Sweden and Finland have adopted new laws that will significantly revise telecommunications regulation in Sweden and Finland. In Finland, for example, mobile operators must begin offering number portability by July 2003. These changes may result in additional legal obligations for us which may have a considerable adverse impact upon our business. However, we are currently not in a position to assess the full impact of these changes on our business, financial condition or results of operations.

     For further information regarding the regulatory regimes to which our business is subject, see “Item 4.B Business Overview—Regulation.”

Changes in markets and our business plans have resulted and may in the future result in substantial write-downs of the carrying value of our assets and may affect our ability to pay dividends.

     Our regular review of the carrying value of our intangible and other assets has resulted in significant impairments and we may in the future be required to recognize additional impairment charges. In 2002, Telia recognized substantial impairment charges related primarily to its international carrier operations and Sonera recognized substantial impairment charges related primarily to its international UMTS investments. Such charges were based on changes in expectations of future cash flows attributable to those assets. Events in the telecommunications and technology markets, including significant declines in stock prices and market capitalizations of market participants, and negative changes in the economic, regulatory, business or political environment, as well as our ongoing review and refinement of our business plans may result in substantial write-downs of our assets in the future. In particular, we will periodically review the carrying value of assets such as the goodwill and fair value adjustments we recorded in connection with the Telia-Sonera merger in 2002 as well as assets such as the goodwill we recorded in connection with our acquisition of NetCom in 2000, our tangible fixed assets and our minority interests in companies such as Infonet Services Corp., and may in the future be required to recognize impairment charges with respect to these assets.

     Such potential write-downs may adversely affect our ability to pay dividends. Under Swedish law, the amount of dividends that we may pay is generally limited to profits and other non-restricted reserves available at the end of the preceding fiscal year for our parent company or for the consolidated group, whichever is lower. As of December 31, 2002, we had consolidated non-restricted reserves of SEK 17.1 billion and our parent company had non-restricted reserves of SEK 21.8 billion. Any write-down of intangible or other assets will have the effect of reducing, or possibly eliminating, our non-restricted reserves that are available to pay dividends.

The restructuring initiatives we have undertaken recently may not result in expected improvements in the restructured operations. In addition, the restructuring charges we have made may prove to be insufficient.

     We have recently undertaken a number of restructuring and streamlining initiatives, including the restructuring of our Danish fixed network operations and the restructuring of our international carrier operations. These initiatives resulted in substantial restructuring charges in 2002, including a charge of SEK 486 million related to our Danish fixed network operations and a charge of SEK 3.9 billion related to the restructuring of our international carrier operations. The restructuring efforts in Denmark and the restructuring program for our international carrier operations are both ongoing. See “Item 5A Operating Results—Restructuring Costs.” Although we believe that such restructuring efforts will have a positive impact on the results of the restructured operations, there can be no assurance that those businesses will become profitable in the future. In addition, the restructuring charges we have recorded may prove to be insufficient, and any additional restructuring charges we may be required to incur may have an adverse effect on our business, financial condition and results of operations.

We expect to make substantial investments in the construction of UMTS networks and development of services based on UMTS technology. The market for UMTS products and services is uncertain and we may not generate a sufficient return on our investments.

     We have made large investments in UMTS licenses and have invested and expect to invest substantial amounts over the next several years in the upgrading and expansion of our network to support UMTS services and the roll-out of UMTS services. The success of our UMTS investments will depend to a large extent on the acceptance of UMTS technology as a mobile telecommunications standard, the availability of services based on UMTS technology that will be attractive enough to customers to generate sufficient traffic volume, the costs associated with such services and the timing of the introduction of such services. We cannot be certain that UMTS services will achieve acceptance in the market, or that the demand for such services will justify the related costs. Ongoing costs will include the costs of upgrading, expanding and maintaining our networks to support UMTS services, the costs of promoting UMTS services through advertising and other promotional measures, and the costs of purchasing content for UMTS-based services. In addition, any delays in providing UMTS services, whether due to problems associated with suppliers of UMTS networks, difficulties in network construction, the unavailability of adequate UMTS-compatible handsets in sufficient supply, the lack of marketable services or otherwise could adversely affect the level or timing of revenues generated by UMTS services.

     Moreover, a variety of new entrants in the third generation market could intensify competition and reduce the potential profitability of providing third generation services. Possible new entrants include MVNOs, which typically do not have their own network infrastructure and thus would not have our fixed cost burdens. Competition from companies providing Wireless Local Area Network (WLAN) services, which are based on wireless short distance transmission networks, can deliver wireless data services at a lower cost than UMTS in concentrated areas, may also affect the market and pricing for third generation services. In addition, operators utilizing UMTS technology may face competition from other operators using other technological standards to deliver third generation services.

     Under the terms of our UMTS licenses and the licenses of our international UMTS joint ventures, we have agreed to make significant investments in UMTS networks. If we or our international joint ventures cannot fulfill the conditions under such UMTS licenses or obtain their modification, such licenses could be revoked or, in certain cases, we could be subject to monetary penalties.

     In addition, we have assumed ongoing financial obligations in connection with our investments in Xfera Moviles S.A., our UMTS joint venture in Spain. We currently anticipate being obligated to contribute an additional €226 million to fund Xfera’s business plan. We have also provided counter-guarantees relating to the fulfillment of Xfera’s commitments in connection with its UMTS license in the original amount of €387 million, but which we expect, based on a decision announced by the Spanish government to reduce the amount of the guarantees supporting Xfera’s performance guarantee, to be reduced to an amount below €100 million. Xfera’s board of directors has decided to significantly curtail Xfera’s operating and capital expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GSM/GPRS services. As a new entrant in the market, without an existing customer base and without an existing network, we cannot give any assurance that Xfera will be able to develop into a viable business, or that it will not require additional funding beyond that expected in its current business plans.

     We are also reliant upon certain suppliers, of which there are a limited number, to manufacture and supply network equipment and related software as well as handsets in our markets to allow us to develop our UMTS networks and to offer UMTS services on a commercial basis. We cannot be certain that we will be able to obtain network equipment or handsets from alternative suppliers on a timely basis if our existing suppliers are unable to satisfy our requirements.

Our cooperation with Tele2 in connection with the build out and operation of a UMTS network in Sweden may not be successful.

     We plan to offer UMTS applications and services in the Nordic region. While we were not awarded a UMTS license in Sweden in connection with a license tender held by the Kingdom of Sweden in 2000, we have entered into a cooperation arrangement with Tele2 to build and operate a UMTS network in Sweden to exploit, through the joint venture Svenska UMTS-nät AB, the Swedish UMTS license originally granted to Tele2. TeliaSonera and Tele2 are significant competitors in both the mobile and fixed line telecommunications market in Sweden. As in any joint venture, there is a risk that the partners may disagree on important aspects of the venture, including the funding of the venture, and this risk may be magnified when the partners are competitors. A disagreement or deadlock regarding the joint venture or a breach by one of the parties of the material provisions of the joint venture arrangements would result in a setback to the joint venture’s goal of building out and operating a UMTS network in Sweden, which, in turn, would have a negative effect on our ability to pursue our UMTS strategy. In addition, the joint venture will be subject to review by the Swedish Competition Authority in 2007 after the current exemption from the prohibition against anti-competitive agreements included in the Swedish Competition Act will expire. Accordingly, there can be no assurance that the Swedish Competition Authority will not in the future revoke or restrict the exemption granted to the joint venture, which could have a material adverse effect upon the joint venture and our operations.

     In addition, we have made an aggregate capital contribution of SEK 501 million to the joint venture and have issued a guarantee of SEK 5.5 billion in favor of Svenska UMTS-nät. We have also pledged our interest in Svenska UMTS-nät to the joint venture’s lenders. If Svenska UMTS-nät is unsuccessful, whether due to the failure of UMTS services to achieve market acceptance, the joint venture’s inability to build out the network in a timely fashion, disagreements between the parties or otherwise, we may face significant financial exposure with respect to our UMTS joint venture in Sweden.

As part of our strategy, we may seek to participate in the ongoing consolidation of the telecommunications industry through acquisitions, strategic alliances or business combinations. The failure to participate successfully in the consolidation of the industry could harm our business and our shareholders.

     As part of our growth strategy, we may seek to participate in the consolidation of the telecommunications industry. To implement this strategy, we expect to review acquisition prospects, as well as proposals for business combinations and strategic alliances or partnerships that may complement our existing businesses. This strategy would entail a variety of risks that could negatively affect our business. There is, on the one hand, the risk that, due to competition in the identification of acquisition opportunities or strategic partners, we will make an acquisition or enter into a strategic alliance on unfavorable terms. There is also the risk that we will not be able to successfully integrate and manage any acquired company or strategic alliance, that the acquisition or strategic alliance will fail to achieve the strategic benefits or synergies sought and that management’s attention will be diverted away from other ongoing business concerns.

We have assumed various ongoing obligations in connection with our recent divestment of non-core businesses and assets.

     As part of our strategy to focus on our core businesses, we have recently divested or partially divested, or are in the process of divesting or partially divesting, several businesses and certain operations, including Telia’s network construction and maintenance, installation and servicing of access and customer equipment, and directory inquiries operations and, Sonera’s network construction and maintenance, directory assistance, SmartTrust AB and Sonera Zed Ltd. operations. In addition, as part of our efforts to concentrate our geographic presence, we have divested several of our international investments, including our financial interests in the Brazilian mobile operator Tess S.A., Telia’s fixed network operations in Finland and Telia’s ISP (Internet Service Provider) businesses in Spain and the United States. We have also divested several of Sonera’s international investments, including its interests in certain GSM operators in the United States, Pannon GSM in Hungary and Libancell S.A.L. in Lebanon. In connection with the merger, we have recently divested Com Hem AB, Telia’s Swedish cable TV business, and Telia Mobile Finland, Telia’s mobile business in Finland. As is customary in negotiated sales, in many of these transactions we gave representations, warranties and indemnities relating to the sold businesses to the purchasers, some of which remain in force. We, accordingly, have assumed ongoing potential liabilities with respect to many of these divested or partially divested businesses. In addition, in some cases, such as in connection with our sale of a 51 percent interest in our former wholly owned subsidiary Telefos AB and the sale of our entire interest in the Orbiant Group, we entered into long-term commitments to purchase products and services from such divested or partially divested businesses, which may restrict our operational flexibility in the future.

We have only limited control of our associated companies.

     We conduct some of our activities as a telecommunications operator outside of the Nordic region through associated companies, such as OAO MegaFon, Turkcell Iletisim Hizmetleri A.S., Lattelekom SIA, AS EMT and AS Eesti Telefon, in which we have less than a majority holding. As a result, we have limited control over the conduct of many of our international operator businesses. In addition, we hold substantial minority interests in non-core businesses, such as Telefos and Infonet. Under the governing documents for certain of these entities, certain key matters such as the approval of business plans and decisions as to timing and amount of cash distributions require the agreement of our partners. The risk of disagreement or deadlock is inherent in jointly controlled entities. Our partners may have different approaches with respect to the associated companies and we may be unable to reach agreement with our partners. In addition, the shareholding structure of the associated companies may change for reasons beyond our control. In Turkey, for example, regulatory actions and financial difficulties affecting the Çukurova Group, the other major shareholder in Turkcell, may have an impact on the ownership structure of Turkcell, or may have a negative impact on our relationship or cooperation with the Çukurova Group. Additionally, any new partners may have strategies very different from ours. Because we do not have control of these entities, our partners may have the right to make certain decisions on key business matters with which we do not agree. In some cases, strategic partners may choose not to continue partnerships that they have with us. Any of these factors could impact our ability to pursue our stated strategies with respect to those entities and may harm our business, financial condition and results of operations.

The value of our investments in telecommunications companies outside of the Nordic markets may be adversely affected by political, economic and legal developments in these countries.

     We have made a number of significant investments in telecommunications providers with operations in countries such as Estonia, Latvia, Lithuania, Turkey, Russia, Azerbaijan, Georgia, Kazakhstan and Moldova. The political, economic and legal systems in these countries may be less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors, such as legal or regulatory proceedings brought against such companies, may have a material effect upon the operations of the companies in which we have invested and, in turn, the amount of income from, and the value of, these investments. Turkey, for example, has experienced severe political and economic crises in recent years, including bouts of hyperinflation. In addition, the political situation in each of the countries in which Fintur has interests remains unstable, with each of Azerbaijan, Georgia and Moldova facing regional separatist movements. Each of these nations is also experiencing financial difficulties, including weak local currencies and high external debt.

     The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent us from receiving profits from, or from selling our investments in, these countries. While none of the countries in which our international subsidiaries or associated companies are located currently have foreign exchange controls that affect them significantly, all of these countries have had such controls in the recent past and we cannot assure you that they will not reinstitute such controls in the future.

MegaFon, an associated GSM company operating in Russia, has significant capital needs and may be required to change its strategy if it is unable to obtain financing on satisfactory terms.

     MegaFon, a GSM operator in Russia in which we hold a 43.8 percent interest, has significant capital needs and will have to secure additional financing if it is to implement its current strategy of becoming a provider of nationwide GSM services in Russia. In particular, MegaFon will need additional financing to build-out its GSM network. We have made capital commitments to, and issued guarantees on behalf of, MegaFon. We may need to contribute additional capital to MegaFon and/or provide additional guarantees or offer forms of credit support to assist MegaFon in securing the necessary financing. If MegaFon is unable to secure such financing on satisfactory terms or if the Russian mobile market does not develop as expected, MegaFon might have to revise its strategic focus, which may adversely affect its growth prospects as well as the amount of income we derive from, and the value of, the company.

The income that we derive from our business operations outside of Sweden could decrease if the exchange rate between the Swedish krona and the operating and accounting currencies of such operations change significantly.

     A significant portion of our business is located outside of Sweden where the operations are conducted in currencies other than the Swedish krona. In addition, some of our associated companies, including Turkcell, operate under currencies that are relatively volatile and may therefore fluctuate greatly against the Swedish krona. Any loss in value of any such currencies against the Swedish krona will have a negative impact on the amount of income we derive from such operations, as reflected in our Swedish krona-denominated financial statements. Nevertheless, the Swedish Government is expected to hold a national referendum in September 2003 to decide whether Sweden will join the European Union’s Economic and Monetary Union. Although we cannot predict the outcome of this referendum, a decision to adopt the euro as Sweden’s official currency would eliminate our exchange rate risk relating to our operations in the member states of the Economic and Monetary Union.

We may not be able to fully realize anticipated tax benefits resulting from recent asset write-downs.

     As a result of its €4,280 million write-down of its UMTS investments in Germany and Italy, Sonera recorded a deferred tax benefit of €1,235 million in the second quarter of 2002. Although we currently estimate that the deferred tax asset can be realized in six to eight years under different scenarios, there can be no assurance of sufficient taxable income in Finland within this period. Tax loss carry-forwards in Finland expire after ten years.

     In addition, Telia recorded deferred tax assets principally in connection with write-downs related to its international carrier operations and its Danish operations. There can be no assurance, however, that we will be able to use these tax benefits in full to reduce our tax obligations in the future.

We may not be able to remain competitive and implement our strategy if we cannot hire and retain skilled personnel.

     To remain competitive and implement our strategy, we will need to hire and retain highly skilled employees with particular expertise. In particular, competition is intense for qualified telecommunications and information technology personnel in the Nordic countries and elsewhere. To a considerable extent, our ability to hire and retain skilled personnel for growth business areas will depend on our ability to offer them competitive incentive programs. The adoption of such incentive programs may require the support of our largest shareholders, including the Kingdom of Sweden and the Republic of Finland, and no assurance can be given that such shareholders will be supportive of such proposals. If we cannot implement competitive incentive programs, we may be unable to hire and retain skilled employees, which may limit our ability to develop our high growth business areas and new business areas or remain competitive in our traditional business areas. Furthermore, we are particularly dependent on certain key members of management responsible for managing the continued integration of Telia and Sonera and developing the strategic direction for TeliaSonera. The integration process of Telia and Sonera may, however, prove to be disruptive and may cause these and other key employees to leave.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage.

     Concern has been expressed that the electromagnetic signals from mobile handsets and base stations, which serve as the platform for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment, including automobile braking and steering systems. These concerns may intensify in relation to third generation handsets and telecommunications equipment, which may emit higher maximum levels of radiation but, due to more advanced power control features and ongoing development, are not expected to emit higher average levels of radiation than GSM handsets or equipment. In the European Union, the European Council has adopted a recommendation on the limitation of exposure of the general public to electromagnetic fields (1999/S19/EC). These recommended levels are assessed on an ongoing basis and may be tightened based on new scientific findings. Actual or perceived risks of mobile handsets or base stations and related publicity or litigation could reduce the growth rate, customer base or average usage per customer of our mobile communications services or may result in significant restrictions on the location and operation of base stations, any of which could have a negative impact on our business, financial condition and results of operations.

We could be influenced by the Kingdom of Sweden and the Republic of Finland whose interests may not always be aligned with yours.

     The Kingdom of Sweden holds approximately 45 percent and the Republic of Finland holds approximately 19 percent of our shares. The Kingdom of Sweden and the Republic of Finland have, furthermore, agreed to consult each other with respect to voting on matters to be resolved by the shareholders at general meetings of the company. Accordingly, the Kingdom of Sweden, acting alone, may have and the Kingdom of Sweden and the Republic of Finland, if they should choose to act together, will have the power to influence matters submitted for a vote of shareholders, including the approval of the annual financial statements, declarations of dividends, capital increases in connection with acquisitions, investments and the election and removal of members of our board of directors. The interests of the Kingdom of Sweden and the Republic of Finland in deciding these matters and the factors they consider in exercising their votes could be different from the interests of our other shareholders.

The Kingdom of Sweden and the Republic of Finland may sell significant amounts of our shares and this could significantly depress the market price of our shares.

     The Kingdom of Sweden and the Republic of Finland, which together hold approximately 64 percent of our shares, have announced their intention to reduce their TeliaSonera shareholdings during the five-year period following the closing of the merger of Telia and Sonera. Neither the Kingdom of Sweden nor the Republic of Finland is under any contractual commitment that would restrict their ability to sell any shares. It is currently not possible to assess the precise timing and manner of any future sales by the Kingdom of Sweden or the Republic of Finland of our shares. However, any sale by the Kingdom of Sweden or the Republic of Finland of a significant number of our shares, or the public perception that these sales could occur, may cause the market price of our shares to decline significantly and may also make it more difficult for us to issue new shares in the future.

ITEM 4. INFORMATION ON THE COMPANY

4.A	History and Development of the Company

TeliaSonera

     TeliaSonera AB was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. The merger of Telia and Sonera brings together two of the leading telecommunications companies in the Nordic region to form the leading telecommunications group in the Nordic and Baltic regions. The formation of TeliaSonera in December 2002 was the culmination of a shared strategic vision of Telia and Sonera to create a leading telecommunications company in the Nordic countries.

     TeliaSonera’s new organization has been operational since January 1, 2003. As from January 1, 2003, TeliaSonera has also changed its method of presenting segment information and as from such date presents segment information based on the following principally geographical-based reporting units: (1) Sweden, (2) Finland, (3) Norway, (4) Denmark (5) the Baltic countries, (6) Eurasia, (7) Russia, (8) Turkey, (9) TeliaSonera International Carrier and (10) TeliaSonera Holding.

     The shares of TeliaSonera are listed on the Stockholm Exchange and the Helsinki Exchanges and the ADSs of TeliaSonera are quoted on the Nasdaq National Market.

     Our principal executive office is located at Mårbackagatan 11, S-123 86 Farsta, Sweden, and our telephone number is +46-8-713-1000. Our agent in the United States is Telia International Carrier, Inc., 10780 Parkridge Blvd., Suite 300, Reston, Virginia, 20191, and its telephone number is +1-703-546-4000.

     For information regarding our principal divestitures and capital expenditures, see “Item 5.A Operating Results – Recent Acquisitions, Investments and Divestitures” and “Item 5.B Liquidity and Capital Resources – Capital Expenditures and Investments.”

Telia

     Telia, the leading telecommunications company in Sweden, was originally managed directly by the Swedish State as a public service corporation, Televerket, beginning in the 1850s. Although Telia has never operated under a statutorily sanctioned monopoly, Televerket was virtually the sole provider of public voice telecommunications services in Sweden. In 1993, the Swedish State decided to transform Televerket into a state-

owned public company through the transfer of Televerket’s assets to TeleInvest AB, a limited liability company, previously incorporated in 1966 that was subsequently renamed Telia AB. Telia AB became a public limited company in 1994. During the 1980s and 1990s, Telia developed from a near monopoly to a competitor in an open market for telecommunications.

     Prior to June 2000, all of the shares of Telia were owned by the Swedish State. In June 2000, the Swedish State sold a 29.4 percent interest in Telia in an initial public offering to institutional and retail investors in Sweden and internationally. Telia’s shares were quoted on the A-list of the Stockholm Exchange in connection with the offering. Prior to the merger of Telia and Sonera, the Swedish State held 70.6 percent of Telia’s outstanding shares.

Sonera

     Sonera, the leading telecommunications operator in Finland, originated as part of a state organization, the Telegraph Office of Finland, in 1917. Between 1935 and 1992, the Posts and Telecommunications of Finland, the successor to the Telegraph Office of Finland, was the only Finnish long distance and international call operator. The monopoly in long distance and international telephone services ended in 1992, when the Finnish Council of State began granting licenses to competing telephone operators. Practically all forms of national telecommunications services in Finland were opened to competition in 1994 when the market for the provision of domestic long distance and international telecommunications services was fully liberalized.

     Between 1990 and 1998, the Finnish State undertook a series of initiatives to make the structure of Posts and Telecommunications of Finland more market-oriented. This culminated in the creation of a separate telecommunications company, Telecom Finland Group plc, which eventually changed its name to Sonera Group plc in 1998. In 1999, Sonera Group plc and its principal operating subsidiary, Sonera Ltd., merged, with the merged entity assuming the name Sonera Corporation.

     Prior to November 1998, all of Sonera’s shares were owned by the Finnish State. In November 1998, the Finnish State sold a 22.2 percent interest in Sonera in connection with an initial public offering. In connection with the November 1998 offering, Sonera’s shares were listed on the Helsinki Exchanges. Subsequent to the initial public offering, the Finnish State sold additional Sonera shares to institutional and retail investors on two separate occasions. In addition, Sonera’s shares, in the form of ADSs, were quoted on the Nasdaq National Market beginning in 1999. Prior to the merger of Telia and Sonera, the Finnish State held 52.8 percent of Sonera’s outstanding shares.

4.B	Business Overview

     TeliaSonera is the leading telecommunications group in the Nordic and Baltic regions. We are the largest mobile operator in Sweden and Finland, the second largest mobile operator in Norway and the fourth largest mobile operator in Denmark. We are also the largest fixed voice and data provider in the Nordic region with leading positions in Sweden and Finland and a significant position in Denmark. Further, we are the largest mobile and fixed line operator in the Baltic region. We are a leading mobile operator in the following Eurasian countries: Azerbaijan, Georgia, Kazakhstan and Moldova. We also have minority holdings in mobile operators in Russia and Turkey,

     The following table sets forth a geographic breakdown of our mobile subscriptions and our fixed network access lines for our consolidated operations and for our associated companies as of December 31, 2002. The table excludes Telia’s mobile business in Finland, Telia Mobile Finland, and Swedish cable TV business, Com Hem AB, both of which were divested in June 2003:

		Fixed Network
Geographic area	Mobile Subscriptions	Access Lines

	(in thousands)
Consolidated operations
Sweden	3,604	6,441
Finland	2,490	721
Norway	1,088	—
Denmark	466	—
Baltic countries	1,324	936
Eurasia	1,614	—

Total	10,586	8,098

		Fixed Network
Geographic area	Mobile Subscriptions	Access Lines

	(in thousands)
Associated companies
Baltic countries	428	1,166
Russia	3,030	—
Turkey	15,730	—

Total	19,188	1,166

     For the year ended December 31, 2002, on a combined basis assuming that Telia and Sonera had been a combined company and that Telia Mobile Finland and Com Hem had been divested as of January 1, 2001, our net sales would have amounted to SEK 81.0 billion.

     For the three months ended March 31, 2003, we had net sales of SEK 20,349 million, a 3.6 percent increase from net sales of SEK 19,642 million for the same period in 2002 assuming Telia and Sonera had been a combined company and that Telia Mobile Finland and Com Hem had been divested as of January 1, 2001.

     The following table sets forth our net sales by reporting unit for the three months ended March 31, 2003, excluding Telia Mobile Finland, Telia’s mobile business in Finland, and Com Hem, Telia’s Swedish cable TV business, both of which have been sold:

Reporting Unit	Net sales

(SEK in millions)
Sweden	10,486
Finland	4,368
Norway	1,515
Denmark	717
Baltic countries	1,413
Eurasia	558
TeliaSonera International Carrier	1,492
TeliaSonera Holding	570
Corporate and eliminations	(770)

Total	20,349

     As of December 31, 2002, we had 28,460 employees, adjusted for the disposal of Telia Mobile Finland and Com Hem.

     Since the merger, Telia’s and Sonera’s operations have been rapidly integrated and we have established new customer segments to help us achieve our goal of becoming more customer-oriented. By the end of the first quarter of 2003, initiatives that we undertook to generate synergy benefits included negotiating with suppliers and eliminating dual corporate functions, overlapping network resources, dual Multimedia Messaging Services (MMS) platforms, dual IT software licenses, and dual roaming agreements. The initiatives that we implemented during the first quarter of 2003 are expected to yield annual cost savings of SEK 436 million and annual investment savings of SEK 127 million by the end of 2005. We estimate that one-time expenses related to implementing these synergies will be less than SEK 100 million during the period of 2003 to 2005.

Strategy

     Our overall focus will be on best serving our customers in our core business and creating value for our shareholders through stronger profits and cash flows.

Focus on core business

     Our principal focus will be to further develop our business in our home market, which comprises the Nordic and Baltic markets. In Sweden, Finland and the Baltic countries, we provide a full range of telecommunications services to our customers, whereas, in Norway and Denmark, we are initially offering a selected range of services with a focus on services that can be delivered profitably. Provided that the right expansion opportunities develop, we intend to become a provider of a full range of services in all countries within our home market.

Growth opportunities outside of the home market

     We intend to achieve growth through the further development of our Russian businesses with the aim, in the longer term, of having Russia form part of our extended home market.

     We will seek to grow and create value in the international mobile businesses of Turkcell in Turkey and Fintur in Eurasia.

     We will also seek growth in our refocused international carrier operations.

Adopt customer-oriented approach

     We will be in the business of providing telecommunications services to customers rather than providing technology or access to networks as such. Accordingly, we will aim at accelerating the refocusing of our operations from a technology-driven approach to a customer-oriented approach, thereby enhancing our ability to achieve growth in our core businesses. We will seek to be innovative in packaging our product and service offerings for both retail and business customers to better meet the needs of our customers for integrated and easy-to-use services.

Pursue profitable growth

     We will seek balanced growth in our home market and target selected growth opportunities outside our home market where requirements for return on investment and other factors are satisfied as well as continue to evaluate participation in the consolidation of the European telecommunications services industry.

•	Increase revenues in our home market.

We will seek to achieve profitable growth in our core business through combined product and service offerings, cross selling and an intensified customer service approach.

We are committed to strengthening our customer-oriented focus by offering our customers a comprehensive range of telecommunications services. For consumers, our goal is to offer simple, easy-to-use services that combine fixed network, mobile and Internet communications capabilities. For corporate customers, we will work to enhance our ability to deliver communication services through our diverse portfolio of voice and data services. We will also expand our services, together with our partners, in a focused manner to include telecommunications-intensive IT services when they are related to the telecommunications needs of our corporate customers.

We believe that these initiatives will provide substantial opportunities to increase revenues both from our existing customer base and from new customers in selected market segments and, consequently, will strengthen our market position in both the consumer and corporate segments in our home market.

We believe that there are significant growth opportunities to be achieved through increased use of telecommunications services in the Baltic countries, where penetration rates are lower than in the Nordic countries. We will aim to benefit from these growth opportunities by obtaining controlling interests in our Baltic operations, to the extent practicable and financially viable, while maintaining strong cooperation and joint ownership with our local partners.

•	Pursue growth in Russia.

The Russian market represents a significant growth opportunity for us. We own a 43.8 percent direct and indirect interest in MegaFon, the first Russian GSM operator with licenses to offer mobile services nationwide. We will seek to take advantage of the growth opportunities presented by increasing the penetration of mobile services in Russia. We believe that we can enhance the value of MegaFon by making available our competence in telecommunications operations on the basis of our home market experience. We may consider capitalizing on such growth opportunities by increasing our ownership interest in our Russian operations, to the extent practicable and financially viable, while maintaining strong cooperation and joint ownership with our local partners. While our focus is on our mobile operations, we may also consider other opportunities in Russia. Because investing in Russia involves a higher degree of risk than investing in our home markets, we plan on making additional investments in Russia only where we believe we can achieve a higher return on our investment than in our home market.

•	Pursue growth in international mobile operations in Turkey and Eurasia.

We foresee significant growth potential in our international operations in Eurasia and Turkey, as the market for mobile services in these areas continues to grow. We believe that, through our majority owned investments in Azerbaijan, Georgia, Kazakhstan and Moldova through Fintur and our 37.3 percent investment in Turkey through Turkcell, we will be able to capitalize on the strong market position of our majority owned and associated companies in these regions that have comparatively low penetration rates for mobile services. We believe that, with our expertise in mobile communications, we will be able to enhance the ability of these companies to achieve significant growth. We, however, view our holding in Turkcell as a financial investment.

•	Participate in the consolidation of the European telecommunications services industry.

We expect that the consolidation of the telecommunications services industry will continue. Before pursuing any potential transaction, we will carefully evaluate whether the transaction would improve our ability to serve our customers and enhance shareholder value.

Our first priority is to strengthen our position in our home market and to develop the home market business into a valuable asset.

In the longer term, our intention is to use our home market business as a strong base from which to build a larger company by participating in the consolidation of the European telecommunications services industry. This could take the form of acquisitions, business combinations or partnership arrangements.

Generate increased profits and cash flow

     We aim to significantly increase profits in the longer term, both on an operating income level as well as on an EBITDA and net income per share level. We expect increased profits to come from profitable growth, anticipated cost synergies from the merger of Telia and Sonera, stand-alone efficiency improvements, improvement of under-performing businesses and divestment of non-core assets.

     We will have an equally strong focus on increasing free cash flows, which management expects to come from increased profits, from anticipated capital expenditure synergies resulting from the merger of Telia and Sonera and from a cautious business-oriented approach to capital expenditures.

     We plan to maintain a strong financial position to enable us to develop our core business.

     The following actions will be undertaken to support increased profits and cash flows:

•	Increased profits and cash flow from implementation of synergies.

We seek to realize significant synergy benefits from the merger of Telia and Sonera. Management estimates that the total recurring annual pre-tax cash flow synergies to be generated from the merger will amount to approximately SEK 2.7 billion after 2005.

•	Increased profits and cash flow from efficiency improvements.

We aim to achieve cost and capital expenditure savings to improve our profits and cash flow. We plan to realize these savings from both the continuation of on-going efficiency programs of Telia and Sonera which were already in place prior to the merger as well as from new efficiency improvement programs. Our larger size is expected to allow us to use benchmarking more efficiently as a tool to achieve cost and capital expenditure savings.

•	Increased profits from divestment of non-core assets.

Both Telia and Sonera have divested non-core assets in recent years. We intend to continue to streamline our businesses by divesting operations and assets that are not essential to our core business. In particular, we are considering the potential divestment of the following businesses:

•	We are planning to divest the remainder of our non-core investments in telecommunications companies such as Netia, Tess, Infonet and Metro One Telecommunications, Inc. as well as our interests in mobile and/or fixed line operators based in Hong Kong, Namibia, Sri Lanka and Uganda held by our non-wholly owned subsidiary Overseas Telecom AB (formerly, Telia Overseas AB) in light of market conditions or otherwise in an effort to maximize our return on such investments.

•	We have divested a portion of our shareholdings in Sonera Zed and SmartTrust AB and expect to fully divest our interests in such businesses over time.

•	We will consider the disposal of certain operations that could be sourced more efficiently from outside providers.

•	We will continue to cap our expenditure and investments in our international UMTS ventures to no more than SEK 4.1 billion during the years 2002-2011. These UMTS holdings are now being treated as financial investments.

Generate increased profitability from improving under-performing businesses

     We plan to improve the performance of our under-performing businesses with the goal of having such businesses achieve profitability on an operating profit level and also result in a positive operating cash flow. Specifically, we plan to:

• Transform our international carrier operations into a financially viable business.

We will continue our efforts to make our international carrier operations cash flow positive as quickly as possible. We began the process of restructuring Telia’s international carrier operations in 2002. As part of strategic refocusing of Telia’s international carrier operations, it is focusing on offering wholesale capacity and IP (Internet Protocol) services to large customers over the profitable parts of its wholly owned European and trans-Atlantic networks. As part of the restructuring program, we are closing down Telia’s international carrier’s Asian operations as well as its national voice reseller business in the United Kingdom and Germany, discontinuing domestic capacity services in the United States and terminating its co-location business. We are also taking steps to significantly reduce the number of commercial points of presence of Telia International Carrier. We are centralizing the sales, finance, administration and customer care resources of Telia International Carrier in Sweden. We estimate that, as part of the restructuring, we will reduce the original workforce of Telia International Carrier of approximately 800 persons as of September 2002 by more than 50 percent. The strategic refocusing and restructuring will also enable Telia’s international carrier operations to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines. We are also in the process of integrating Sonera’s international carrier operations with Telia’s international carrier operations, from which we expect to derive synergy benefits and incur related implementation costs.

• Continue improvement of the operational performance in our Danish units.

In 2002, we began implementing our plan of restructuring and streamlining our fixed network operations in Denmark. In particular, we have shut down certain unprofitable businesses in Denmark and significantly reduced the number of full and part-time employees. We expect to see the full benefits of the restructuring in Denmark starting at the end of 2003.

In addition, we expect our new Danish GSM 900 network, which was completed in 2002, to improve our market position in Denmark. Starting from a small market share, challenging the largest operator in Denmark, we will aim to pursue growth. Our Danish mobile operations have recently recorded strong customer growth, having increased our subscriber base in Denmark by over 60 percent in 2002.

Group Reporting Units and Customer Segments

     Following the completion of the merger of Telia and Sonera, we regrouped our reporting units principally along geographical lines into: Sweden, Finland, Norway, Denmark, the Baltic countries, Eurasia, Russia, Turkey, TeliaSonera International Carrier and TeliaSonera Holding. These geography-based reporting units are responsible for all operating resources, including marketing, sales, network operations and development of products and services within their respective areas.

     In certain cases, management’s areas of responsibility comprise more than one reporting unit. The TeliaSonera Sweden and TeliaSonera Finland areas of responsibility covers the reporting unit Sweden and Finland, respectively. The TeliaSonera Norway, Denmark and the Baltic countries area of responsibility covers each of the reporting units Norway, Denmark and the Baltic Countries. The TeliaSonera International area of responsibility covers the reporting units Eurasia, Russia, Turkey and TeliaSonera International Carrier. Our Chief Financial Officer is responsible for TeliaSonera Holding.

     To further our goal of becoming a more customer-oriented company, our marketing efforts have been reorganized into four customer segments: Consumer, Business, Large Corporate, and Operators. Our Consumer segment focuses on the consumer market, our Business segment is responsible for small and medium-size companies, and our Large Corporate segment serves large companies and organizations. Our Operators segment targets service operators. Initially, these customer segments apply across Sweden and Finland and we expect in the longer term to apply these customer segments to all countries within our home market.

     In addition, two group-wide business units have been established, namely, the Marketing, Products and Services business unit and the Networks and Technology business unit. The Marketing, Products and Services business unit has overall responsibility for our product and service development. Its responsibility comprises establishing objectives and strategies for product and service development, such as formulating brand strategies, price policies, pan-Nordic services and joint campaigns. This business unit is also responsible for approving any requested deviations from centrally determined plans. For optimum service to Swedish and Finnish business customers with substantial multinational operations, the Marketing, Products and Services business unit is also responsible for coordinating group activities and resources for approximately 20 such customers. The Networks and Technology business unit has overall responsibility for our telecommunications platforms and IT systems as well as for purchasing, including contracts with key suppliers. Its responsibility involves establishing strategies and targets for these areas.

TeliaSonera Sweden

Overview

     The Swedish telecommunications market is among the most developed in the world. Swedish trade and industry is characterized by a large number of multinational companies. Many of these companies have a great need for sophisticated communications solutions, and our position in this segment is very strong. At the same time, the high level of IT maturity and low entry thresholds in Sweden have attracted a lot of participants to the Swedish telecommunications market. All product areas are characterized by intense competition.

     We are a full-range supplier of telecommunications services in Sweden and operate primarily under the Telia brand. Our main products are mobile communications, fixed voice services, Internet and data communications as well as value-added services, service and support.

     We are a leader in the Consumer segment of the Swedish telecommunications market. In Sweden, our mobile communications product area has more than 2.5 million consumer customers, our fixed voice services product area has close to 3.9 million consumer customers, and our Internet service product area has more than one million consumer customers. We have taken a number of important sale initiatives in this segment, including the launching of new MMS services and a broad offering of ADSL (Asymmetric Digital Subscriber Line) services.

     Our Business segment is responsible for small and medium-size businesses, which in Sweden total nearly 900,000. We have a strong network of resellers and partners in this customer segment, in addition to our own sales organization. We intend to implement more intense initiatives to strengthen our local and regional presence in order to be able to satisfy the substantial telecommunications and IT needs of many small and medium-size companies in Sweden.

     We have a strong position in the Large Corporate segment in Sweden. This customer segment includes our 1,000 largest business customers and organizations. Many of these companies and organizations are undergoing transformation and are dependent on efficient communications solutions. We are developing, among other things, solutions that integrate fixed and mobile communications and voice and data services to satisfy these needs.

     In Sweden, our business in the Operators segment is conducted under the Skanova brand. We provide network services as a wholesaler to other operators in four areas, namely, voice, network capacity, Internet access and co-location. Skanova currently has relationships with 150 wholesale customers. Some of the products we offer in this segment are regulated, including interconnect traffic and copper access. Therefore, we are required to offer these services at prices based on cost. Other services are commercially developed and offered on competitive terms. Our most extensive offer to other operators in Sweden is ADSL solutions.

Mobile Communications Sweden

     We are the leading mobile communications operator in Sweden. In 2002, our mobile communications business in Sweden generated net sales of SEK 11,846 million. We offer digital mobile services through our dual band GSM 900/1800 network and analog mobile services through our NMT (Nordic Mobile Telephone) 450 network. As of December 31, 2002, we had 3.5 million direct subscribers in our digital GSM network in Sweden, as well as an additional 88,000 subscribers via service providers, which offer their own services using our Swedish mobile network. In addition, as of December 31, 2002, we had approximately 137,000 subscribers using our analog NMT 450 network in Sweden. We estimate that, based on net sales, our market share in the mobile communications market in Sweden in 2002 was approximately 50 percent. We have maintained our strong market position in Sweden despite an intensely competitive environment in which penetration rates for mobile communications services are among the highest in the world, having reached approximately 89 percent in December 2002.

     We are one of four licensed providers of GSM digital mobile telecommunications services in Sweden and, as of December 31, 2002, our GSM network covered 99 percent of Sweden’s population. We also hold one of three GSM 1800 licenses in Sweden. We launched our GSM 1800 network in December 1997 in order to provide a dual band service and to increase the capacity of our GSM network in urban areas, which tend to have the highest mobile traffic volumes. Our principal competitors in the GSM market in Sweden are Vodafone and Tele2 (Comviq).

     Our mobile communications business generates revenues from voice services, which include voice traffic revenues, connection fees and monthly subscription charges, and non-voice services. Voice service revenues also include revenues derived from service operators, which manage their own customers but utilize our network infrastructure.

     Voice traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees, fixed line to mobile call charges and roaming fees from calls made by subscribers of foreign mobile network operators while in Sweden and calls made or received outside of Sweden by our Swedish subscribers using another mobile operator’s network. Voice traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

     Non-voice revenues include revenues from Short Messaging Services, also known as SMS, a mobile communications system, which allows users to send alpha-numeric messages from one mobile handset to another, SMS-based content and transaction services as well as mobile data and other value-added services.

     We offer a wide range of mobile service packages in Sweden designed to appeal to different categories of subscribers, including packages offering different types of subscription plans, pre-paid cards, portal access, corporate service packages and several innovative value-added services, including location-based services, transactional services, entertainment services and information services.

Voice Services

     The table below shows selected subscription data for our mobile services in Sweden :

	As of December 31,

	2002	2001	2000

	(in thousands)
Subscriptions:
GSM, post-paid	1,680	1,759	1,755
GSM, pre-paid	1,787	1,536	1,321
NMT	137	144	181

Total subscribers	3,604	3,439	3,257

Subscribers via service providers	88	74	48

     The increase in our Swedish GSM subscriber base in the past three years was largely due to growth in the pre-paid subscriber market segment. We expect that the number of subscribers will continue to grow in the future, although at a slower rate. We believe that growth in the Swedish mobile telecommunications market will depend upon continuing improvements in mobile handset technology, developments in wireless Internet applications and wireless transaction-based services and the level of demand for GPRS (General Packet Radio Service) and, eventually, UMTS services. We expect growth in traffic volumes to accelerate as new applications using SMS/MMS services, GPRS services and other new services become available. We also anticipate that the Swedish wireless communications environment will evolve into one in which many users have more than one mobile connection.

     Like other mobile operators, we experience subscriber turnover, commonly referred to as “customer churn.” We compute our customer churn rate based on the total number of disconnections from our network during a year as a percentage of the average number of subscribers for the year (which number does not include our subscribers who migrate to different subscription packages offered by us). Disconnections can be either voluntary, as when a subscriber terminates mobile service or switches to a competing service, or involuntary, as when we terminate service due to non-payment. For purposes of calculating customer churn, we generally treat pre-paid subscribers as disconnections 12 months following their last account top-up, which is the point at which they are physically disconnected from our network.

     Our customer churn rate for our Swedish mobile communications business was 12 percent, eight percent and eight percent for the years ended December 31, 2002, 2001 and 2000, respectively. We seek to control customer churn by managing our customer relations, increasing our marketing and special promotion efforts, introducing value-added services, broadening our distribution channels and improving our mobile communications networks and technology.

     The following table sets forth selected traffic data for our GSM and NMT services in Sweden for the periods indicated. Information with respect to traffic relates to both contract and pre-paid subscribers:

	Year ended December 31,

	2002	2001	2000

Total traffic (in millions of minutes)(1)	5,495	5,083	4,357
Average subscriber usage (minutes per month)(2)	130	127	123
Average revenue per user (SEK per month)(3)	277	285	308
Mobile generated SMS messages sent (in millions of messages)	488	389	185
Average monthly SMS messages sent per subscriber (messages)	12	10	5

(1)	Includes outgoing mobile to mobile and mobile to fixed line calls and calls from subscribers of other operators roaming in our network. Traffic generated by service operator subscriptions is excluded.

(2)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic by the average number of subscriptions for the period, divided by the number of months in the period. Service operator subscriptions and related traffic are excluded.

(3)	Average monthly revenue per user is calculated by dividing revenues for the period by the average number of subscriptions for the period, divided by the number of months in the period. Service operator subscriptions and related revenues are excluded.

     The total traffic in our Swedish operations increased by eight percent in 2002 as compared to 2001, and by 17 percent in 2001 as compared to 2000, largely as a result of continued growth in our GSM subscriber base and higher average monthly minutes of use per subscription. Continued traffic volume growth in our GSM network will depend on a number of factors, including pricing, the availability of new services and competition.

Non-voice Services

     We offer a broad range of non-voice value-added services to our contract and pre-paid subscribers in Sweden, including voice-mail, caller display, call forwarding, itemized invoicing and call waiting. We also offer SMS and related services in Sweden. The importance of value-added services has increased in recent years. For example, subscribers have become increasingly familiar with SMS messaging, which provides the basis for many of our value-added services.

     In December 2002, we launched MMS services in Sweden. Our MMS service is available to all our Swedish mobile subscribers, and allows users with MMS enabled mobile phones to send and receive messages containing images, text and sound to and from TeliaSonera’s, Vodafone’s and Tele2/Comviq’s mobile subscribers.

     We also operate a number of mobile portals in Sweden allowing end-users to access the Internet through their mobile handsets. As the Internet increasingly becomes mobile through the development of new mobile handset technology and the introduction of GPRS and UMTS, we expect our Swedish mobile portal product offerings to increase in importance as a service point.

     Additionally, we offer Telia HomeRun, a service that offers a mobile broadband connection in locations such as airports, hotels, conference halls, roadside inns, and cafés. In addition, Telia HomeRun allows users to connect to the Internet or to their corporate intranet (an internal network based on Internet technology) using a WLAN card and a computer. Telia HomeRun offers transmission speeds of up to 11 Mbps (Megabits per second) which is faster than most Internet services currently available.

     Telia commercially launched GPRS services in Sweden in September 2001. All of our Swedish GPRS service offerings allow subscribers to transmit a specified amount of data per month for a fixed monthly fee. Once the monthly allowance has been used, the customer is charged per kilobyte for any additional data transmissions.

     We have access to a UMTS license in Sweden through our network sharing agreement with Tele2, which was established in March 2001. The network sharing agreement gives us access to the UMTS license of the Swedish joint venture, Svenska UMTS-nät. The cooperation between TeliaSonera and Tele2 has been reviewed by the Swedish Competition Authority and, in March 2002, the cooperation was given a five-year exemption from the anti-competitive agreements prohibition in the Swedish Competition Act. The exemption ends in February 2007, at which time the cooperation has to be reviewed by the Competition Authority. In March 2003, Svenska UMTS-nät requested the Swedish regulators to amend its UMTS license to push back the date by which TeliaSonera’s and Tele2’s UMTS network must be completed. Svenska UMTS-nät has cited, among others, its difficulty in receiving required building permits and the unavailability of key UMTS technology as the primary reasons for its request. We currently believe that the UMTS network under construction by TeliaSonera and Tele2 will cover 70 percent of the population in Sweden by early 2004. Our goal is that that the coverage requirements under the terms of the UMTS license will be met by the end of 2005, provided there are no significant changes in technological and market developments. For a further discussion of our UMTS joint venture in Sweden, see “Item 10.C Material Contracts.”

Tariffs

     We charge our subscribers in Sweden an initial connection fee, monthly subscription charges, a call initiation fee and traffic charges for outgoing calls and SMS messages. Charges for outgoing calls are based on minutes of use and charges for outgoing SMS messages are based on the number of messages sent. We bill airtime in per second intervals under all of our pricing plans in Sweden. We also derive voice revenues by providing interconnection to our mobile communications network to and from competing domestic operators. Although mobile tariffs in Sweden have historically been relatively high in comparison to European averages, there has been an overall decline in tariffs in recent years.

Fixed Communications Sweden

     We are the leading provider of fixed network communications services in Sweden. Including access networks, our fixed networks reach virtually every household and business in Sweden. In 2002, our fixed voice services and fixed networks communications business in Sweden generated net sales of SEK 31,535 million.

     Our fixed networks in Sweden are comprised of a nationwide fiber optic backbone network and logical networks for telecommunications, data communications and IP. We offer a wide range of telecommunications services in Sweden, including basic telecommunications services, value-added telecommunications services, wireless services, and Internet and data communication services. We are also the largest supplier of network products in the Swedish wholesale market, which are provided under the Skanova brand. By operating in both the retail and wholesale markets, we believe that we are able to penetrate the largest portion of the total Swedish market for fixed network products and services.

Fixed Voice Services

     We offer both business and residential customers in Sweden a full range of communications products and services, from basic fixed line telecommunications to complex, tailored solutions designed to meet the specific needs of individual customers. Our fixed network voice services offer access to local calling, domestic long distance calling and international calling. In 2002, our fixed network voice services in Sweden generated net sales of SEK 21,655 million.

     The following table sets forth the minutes of use by subscribers of our fixed telecommunications services in Sweden (in millions of minutes) and estimated market share (based on traffic revenues) for our business and residential subscribers in Sweden for the periods indicated:

	Year ended December 31,

	2002		2001		2000

National traffic	19,838	59%	26,533	70%	31,360	77%
Fixed to mobile traffic	1,770	57%	1,744	58%	1,590	69%
International traffic	460	43%	503	48%	520	56%

     We also offer multi-conference voice and video meeting services in Sweden, such as automatic and manual teleconferencing, web-based scheduling, ISDN (Integrated Services Digital Network)-based conferencing. ISDN is a transmission system with the capacity to transmit two streams of information (including voice, text, data or graphics) simultaneously on a single telephone line. Other services offered by our fixed voice and networks business in Sweden include intelligent network services and server hosting.

     Fixed Access Lines

     Through our PSTN (Public Switched Telephone Network) access service, we provide connections between our customers’ premises and our analog network for basic telecommunications and dial-up Internet services. Each PSTN access line provides a single telecommunications channel. We also offer both basic ISDN lines with two channels, primary ISDN access lines with 30 channels, and 2 Mbps lines with 30 channels.

     The following table sets forth selected information regarding our total access lines in Sweden as of the dates indicated:

	As of December 31,

	2002	2001	2000

	(in thousands)
PSTN access lines	5,558	5,663	5,783
ISDN channels	883	922	838
2 Mbps lines	101	94	103

     Although analog-based PSTN services are expected to remain an important part of our Swedish fixed voice and fixed networks business in the future, competition from other technologies for voice and data transmission will increase as they become more readily available. In certain customer segments, customers are substituting mobile telecommunication services for fixed line services. We also expect broadband mobile networks to compete with our PSTN lines for data communications and, eventually, voice telecommunications. We also expect customers to migrate from PSTN services to broadband and mobile networks for data communications and, eventually, voice telecommunications.

     Under the Telecommunications Act and the terms and conditions of our licenses, we must provide universal fixed line service in Sweden. This means that we must provide connections for fixed telecommunications to permanent residences and permanent businesses throughout Sweden. Number portability, allowing end-users to change local exchange or mobile carriers while retaining the same telephone number, and free carrier pre-

selection, allowing end-users to choose a local, long distance, mobile or international carrier independent of their local loop provider, have made it possible for customers to switch operators easily, which has eroded our market share in Sweden. In addition, carrier pre-selection covering local calls was introduced in Sweden on February 2, 2002.

     In Sweden, our principal competitors in the fixed access lines markets include Tele2, Telenordia Privat AB, MCI Corporation, Song Networks and Utfors among others.

     Historically, our fixed telecommunications business in Sweden has experienced a high customer retention rate. We expect, however, that increased competition will have a negative effect on our customer retention rates. We also expect pre-selection and local loop unbundling to result in increased reselling of fixed telecommunications services by service providers and other operators and may require us to act as a reseller of other operators’ subscriptions.

     Tariffs and Pricing

     Our prices are based on both fixed fees and volume charges, depending on the service or product purchased. Connections carry an installation fee when access is first installed or moved. After a connection is installed, a quarterly fee is charged that includes basic maintenance and customer support. We own the network only up to the first phone outlet in the customer’s premises; the customer typically owns the rest of the equipment. We charge market prices for servicing the part of the network that we do not own. Usage is priced based on a call initiation fee and a time-based traffic fee, which is billed in one-second increments. Some of our value-added services, such as caller identification, have a monthly fee. Others, such as call-forwarding, are provided free of charge but lead to increased revenue through traffic charges.

     Our national traffic charges are based on actual cost (as required by the Telecommunications Act) and are adjusted to reflect the competitive environment. In February 2000, we introduced a new pricing structure under which we eliminated national long distance rates, and, as a result, since February 15, 2000, all calls within Sweden have been billed as local calls.

     Our traditional telecommunications services are currently experiencing increased price pressure along with increased demand for more advanced communication services. The Swedish market is moving toward value-based pricing as well as customer-driven communications product and service offerings. Factors that affect our tariff levels in Sweden also include market competition and interconnection fees.

     Wholesale

     We provide voice transit and interconnect services for voice traffic to other operators. We also have an advanced wholesale service that enables service providers to market and sell voice services to end customers by using our existing telecommunications switches. This service enables us to retain the majority of the revenue generated by the use of our network assets despite intense competition for voice services.

Internet and Data Services

     We are the leading provider of Internet and data services in Sweden. In 2002, our Internet and data communications business in Sweden generated net sales of SEK 7,550 million.

     We are working to leverage our leading position and large customer base in the fixed telecommunications and Internet access market in Sweden to build an Internet-based, customer-oriented business and to expand our broadband access and content offerings in Sweden. We believe that an integrated focus between traditional telecommunications products and our broadband network and portals will create revenue generating potential in the future.

     Internet Services

     As of December 31, 2002, we had approximately 1.1 million Internet access customers in Sweden, which represented over 40 percent of the Internet services market in Sweden, and an approximately 15 percent increase in the number of subscribers compared to December 31, 2001.

     Sweden has one of the highest penetration rates of Internet access and broadband among the member states of the European Union, reaching approximately 56 percent at the end of 2002. We currently offer a wide range of Internet connections in various bandwidths to both residential and business subscribers in Sweden, including:

•	PSTN dial-up Internet access, our simplest connection which provides speeds of up to 56 Kbps (Kilobits per second) depending on the user’s modem;

•	ISDN dial-up Internet access, which is available at speeds of 64 Kbps or 128 Kbps;

•	ADSL, with broadband communication over copper wire, available at various speeds: 250 Kbps, 500 Kbps and 2 Mbps for residential customers, and 500 Kbps, 1 Mbps or 2 Mbps for business customers;

•	Ethernet, which provides communication over a fiber network to residential customers at speeds of up to 10 Mbps; and

•	ProLane, a dedicated access service for large businesses, which provides nearly unlimited capacity.

     We believe that our array of Internet access services will continue to provide us with revenue-generating potential by offering our subscribers high speed Internet access at competitive prices.

     The table below sets forth the approximate number of access accounts for our Internet and data communications business in Sweden for the periods specified:

	As of ended December 31,

	2002	2001	2000

	(in thousands)
Dial-up	763	747	687
Broadband:
ADSL/LAN	317	194	27
ProLane	4	3	2

Total broadband	321	197	29

Total accesses	1,084	944	716

     Our PSTN access service provides connections to a subscriber’s premises and access for basic telecommunications and dial-up Internet services. PSTN access customers in Sweden are charged fixed network charges based on minutes of use. We also offer ISDN access services in Sweden which allows a single access line to be used simultaneously for multiple purposes, provides higher quality connections and increases the bandwidth capacity of the access market. We offer both basic ISDN access lines, which offer two channels and are suited for residential and small business customers, and primary ISDN access lines, which offer 30 channels and are suited for medium-size to large businesses.

     We remain the leading provider of dial-up access services in Sweden, where we have an estimated 40 percent market share. We also remain a market leader in Sweden for serving the growing demand for high speed Internet access. We expect future growth rates to decrease as the dial-up market matures and subscribers migrate to broadband services.

     We are also developing certain access-related services in Sweden that are designed to support and facilitate Internet use, such as voice-over-IP, and other types of communications related services. As part of our efforts to create a service portfolio with long-term growth and sustainable profitability, we have closed down many of our previous portal, content and hosting services, which were unprofitable.

     Data Services

     We are the largest provider of data communications services in Sweden with a market share of almost 60 percent. We focus on network-based high value-added data communication and multimedia services. Although our network-based services are based mainly on traditional technologies, we are developing products based on other technologies, such as IP.

     We provide customized corporate data network solutions, such as private networks, virtual private networks and IP-based virtual private networks, including design, service level agreements, technical advice and support. We offer standardized data communication services, such as managed leased lines, ATM (also known as Asynchronous Transfer Mode, a system which allows high-speed digital communications permitting the transmission of different types of data, such as voice and text, simultaneously), ADSL, LAN (Local Area Network) interconnect (a short distance data transmission network designed to interconnect personal computers, workstations, printers and various other devices), VPN (also known as Virtual Private Networks, secure private communication paths through one or more data networks that is dedicated between two points allowing data to safely and privately pass over public networks such as the Internet), Frame Relay (a system based on packet-switching technology providing high data transmission), X.25 (a worldwide protocol for communications services using packet-switched networks) and packaged products. We also sell data services from other operators, such as our associated company Infonet, individually and packaged with other of our products.

     Wholesale

     We offer other operators and service providers a range of PSTN and ISDN access services as well as a range of other access products including high speed Internet and telecommunications services, broadband access (based on Ethernet and on ADSL) and wholesale IP and ADSL access.

     We offer telecommunications carriers and value-added resellers leased broadband lines capacities from 2 Mbps to 155 Mbps. We also offer bandwidth capacity at transmission speeds between 2 Mbps and 155 Mbps to Internet service providers and Internet content providers.

     We offer ducts, dark fiber, optical channels, copper access and co-location services to other carriers. Dark fiber refers to a part of a fiber optic cable that is not connected to transmission electronics. In a dark fiber sale, another communications provider purchases rights to one or more of our fibers for its own use, and is responsible for providing its own transmission electronics to enable the fiber to carry traffic. Our co-location services permit carriers to extend and expand their networks by housing their own computing and telecommunications equipment, such as routers and servers, inside our secure premises.

     We also provide network management services including remote supervision and terminal-based operational troubleshooting and error analysis. Traffic routing and rerouting provide information on the operational status of the network to customers. Other network management services are provided to secure the network functions. The implementation of local loop unbundling is expected to increase competition at the service provider level.

TeliaSonera Finland

Overview

     Finland has a well-developed economy based on its traditional forestry, engineering and metal industries. The rapidly growing telecommunications and electronics industries have taken a more prominent role in the last decade and have expanded to employ an increasing share of the country’s five million inhabitants. The Finnish telecommunications market is highly developed, resulting in part from the relatively high IT penetration and the early opening of the telecommunications market to competition.

     In Finland, we operate as a full-range supplier of telecommunications services, mainly under the Sonera brand. Our product range includes mobile communications, fixed voice services, Internet and data communications as well as value-added services and support.

     We have a strong presence in the Consumer segment in the Finnish telecommunications market. We are the market leader in mobile communications and among the leading providers of broadband and fixed network services. Nonetheless, we face strong competition in Finland in mobile communications, Internet and fixed network services.

     We are a leader in the Business segment in the Finnish telecommunications market and our customers in this segment include approximately 120,000 Finnish companies. Demand for Internet and data services by Finland’s small and medium-size companies is particularly high. We intend to work more closely with our customers in this business segment by, among other things, taking advantage of our wide range of products and services and developing more customized, modular solutions for each customer.

     With approximately 400 customers in the Large Corporate segment, we are among the leading suppliers of mobile communications, fixed voice services and telecommunications-related IT services to large companies and organizations in Finland. We aim to further develop our position in this customer segment by continuing to create customized solutions and flexible cost structures for each of our customers through the broad range of products and services we offer.

     In Finland, our business in the Operators segment is operated by two entities, Sonera Carrier Networks and Sonera Mobile Networks. Sonera Carrier Networks conducts the fixed network operator business and Sonera Mobile Networks conducts the mobile network operator business of TeliaSonera Finland. The two units provide operator services on equal and non-discriminatory terms to service providers and other wholesale customers both within and outside the TeliaSonera Group.

Mobile Communications Finland

     We are the leading mobile telecommunications operator in Finland. In 2002, our mobile communications business in Finland generated net sales of SEK 11,208 million. We offer digital mobile services in Finland through our GSM 900 and GSM 1800 networks. Additionally, we offer a GPRS service as a part of our GSM service. We estimate that our market share of GSM subscriptions in Finland at the end of 2002 was over 55 percent. The aggregate penetration rate of digital and analog mobile communications services in Finland is estimated to be one of the highest in the world, having exceeded 85 percent in December 2002.

     We are one of three licensed providers of GSM 900 networks in Finland. Currently, our GSM 900 network covers approximately 97 percent of Finland’s geographical area and over 99 percent of its population. We also hold one of four nationwide GSM 1800 network licenses in Finland. We use our GSM 1800 network as a cost-effective means of increasing the capacity of our GSM 900 network, predominantly in urban areas with significant amounts of mobile traffic. We offer a dual band service in Finland that can utilize both our GSM 900 and GSM 1800 networks through the use of dual band handsets. As of December 31, 2002, we had approximately 2.5 million GSM subscriptions, of which less than two percent were pre-paid subscriptions.

     We discontinued our Finnish NMT 450 mobile services on December 31, 2002, and stopped opening new NMT 450 subscriptions on August 15, 2001, due to decreased monthly usage of our Finnish NMT 450 subscribers and the migration of NMT 450 subscribers to GSM services.

     Our mobile communications business generates revenues from voice services, which include voice traffic revenues, connection fees and monthly subscription charges, and non-voice services. Voice service revenues also include revenues derived from service operators, which consist of operators that manage their own customers but utilize our network infrastructure.

     Voice traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees, fixed line to mobile call charges and roaming fees from calls made by subscribers of foreign mobile network operators while in Finland and calls made or received outside of Finland by our subscribers using another mobile operator’s network. Voice traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariffs applicable to such services.

     Non-voice revenues include revenues from SMS messages, SMS-based content and transaction services, mobile data and other value-added services.

Voice Services

     The table below sets forth selected subscription data for our mobile communications businesses in Finland as of the dates specified:

	As of December 31,

	2002	2001	2000

	( in thousands)
Subscriptions:
GSM, post-paid	2,452	2,376	2,231
GSM, pre-paid	38	46	51
NMT	—	38	56

Total subscriptions	2,490	2,460	2,338

Subscriptions via service providers	35	50	27

     During the last few years, our subscriber growth in Finland has slowed down due to the high penetration levels in Finland of over 85 percent. We believe, nevertheless, that we have additional means to grow revenue and profitability through initiatives such as new data services, as well as through the continuing evolution of Finland as a wireless telecommunications environment in which many subscribers have more than one mobile connection. Nevertheless, we expect that the growth of our mobile subscriber base will continue to slow down in the future due to the high penetration rate and increased competition in the Finnish telecommunications market.

     Our customer churn rate in Finland was 12.6 percent, 10.1 percent and 9.7 percent for the years ended December 31, 2002, 2001 and 2000, respectively. We continuously seek to manage customer churn through customer loyalty programs, special offerings for targeted segments and high network quality. In addition, our customer service, our computerized credit-checking procedures and the lack of handset subsidies in the Finnish market have also contributed to our relatively low customer churn rate in Finland.

     The table below sets forth selected traffic data for our mobile services in Finland for the periods indicated:

	Year ended
	December 31,

	2002	2001	2000

Total traffic (in millions of minutes)(1)	4,480	4,215	3,724
Average subscriber usage (minutes per month)(2)	151	145	139
Average revenue per user (€ per month)(3)	40.0	40.5	40.4
Mobile generated SMS messages sent (in millions of messages)	796	744	618
Average SMS messages sent per subscriber (messages per month)	27.2	26.4	25.2

(1)	Includes outgoing mobile to mobile and mobile to fixed line calls and calls from subscribers of other operators roaming in our network. Traffic generated by service operator subscriptions is excluded.

(2)	Average monthly minutes of use per subscription is calculated by dividing total outgoing traffic by the average number of subscriptions for the period divided by the number of months in the period. Service operator subscriptions and related traffic are excluded.

(3)	Average monthly revenue per user is calculated by dividing revenues for the period by the average number of subscriptions for the period, divided by the number of months in the period. Service operator subscriptions and related revenues are excluded.

     Growth in total traffic on our Finnish GSM network since 2000 has been due to the growth in our Finnish GSM subscriber base as well as higher average monthly minutes of use per subscription. Continued traffic volume growth on our GSM network will depend on a number of factors, including pricing and the availability of new services, general economic conditions, the overall mix of our subscriptions and the level of competition for obtaining new subscriptions.

Non-voice services

     The importance of non-voice services to our mobile communications business in Finland has increased in recent years as customers have become familiar with SMS messaging, the means by which many of our value-added services are provided. In 2002, non-voice services represented approximately 12 percent of our mobile communications revenue in Finland, as compared to approximately 12 percent in 2001 and ten percent in 2000. We expect that the share of non-voice services as a percentage of the revenues for our mobile communications business in Finland will grow in the long term.

     Sonera introduced SMS messaging in May 1995. In 2002, our GSM subscribers in Finland sent 796 million SMS messages, an increase of seven percent from 2001. We also offer a number of services in Finland that utilize SMS messaging technology, including transmission of an SMS message to a fax machine or a GSM e-mail address and group SMS messaging that enables a user to send an SMS message to a group of recipients selected by the user.

     In June 2002, we launched MMS services in Finland. Our MMS service is available to all our Finnish mobile subscribers, and allows our Finnish customers with MMS enabled mobile phones to send and receive messages containing images, text and sound to and from TeliaSonera’s, Radiolinja’s and DNA’s mobile phone subscriptions, and in 30 other countries with 45 networks.

     Our mobile infrastructure in Finland also provides a platform for wireless data applications including e-mail and access to corporate LANs. To increase the data capacity of our mobile network, we also offer multi-slot HSCSD (High Speed Circuit Switched Data) services in our network in Finland. HSCSD increases the transmission speed of a single slot from 9.6 Kbps to 14.4 Kbps and allows a single user to utilize up to four timeslots at the same time and with data transmission speeds of up to 56 Kbps. As a result, HSCSD supports a greater number of mobile applications.

     We have offered GPRS services throughout Finland since March 2001. Our GPRS service currently achieves a transmission rate of up to 100 kbits per second. However, the current terminals in the market can only operate up to a speed of approximately 40 kbits per second.

     We offer a wide variety of SMS, WAP (Wireless Application Protocol) and MMS-based content services in Finland. Among the most popular services are directory services, which enable a subscriber to look up a person’s telephone number or to identify the holder of a telephone number using SMS messaging, account query services, that enable the subscriber to obtain the current balance of his or her mobile bill, and different ringing tone and icon services. We also offer a wide range of WAP and MMS-based content services together with our content partners. In early 2003, we introduced a range of services for the new multimedia handsets with color displays.

     We opened our UMTS network for technical testing in Finland on January 1, 2002. We expect to be able to open the network for commercial use during 2003, provided that the maturity of the UMTS network technology and the commercial availability of dual mode UMTS/GSM handsets are sufficient. In September 2002, we launched third generation services, which can initially be used in the existing mobile network.

Tariffs

     We charge subscribers in Finland an initial connection fee, monthly subscription charges and traffic charges for outgoing calls based on minutes of use, for outgoing SMS and MMS messages based on the number of messages sent, and for GPRS usage based on the amount of data transferred. Subscribers in Finland are not charged for incoming calls (other than calls received while roaming) although we receive interconnection fees from other telecommunications service providers for these calls. Subscribers in Finland are charged monthly service fees for other value-added services, such as Multi Data Service, and are charged per-minute or per-transaction fees for other services such as certain content services. While charges for the provision of mobile communications services are not subject to direct regulation in Finland, Finnish telecommunications regulation and competition law subject operators with a significant market power or dominant market positions, including us, to cost-based and non-discriminatory pricing requirements. See “Item 4.B Business Overview — Regulation.”

Fixed Communications Finland

Fixed Voice Services

     We provide a full range of fixed network telecommunications services in Finland for both residential and business customers. Our fixed voice services in Finland provides access to local calling, domestic long distance calling and international calling. Despite increased competition since the liberalization of fixed network services in Finland in 1994, our fixed network voice services in Finland have continued to be a stable source of revenue, generating net sales of SEK 2,665 million in 2002.

     Local Voice Services

     We are the market leader in providing local voice services in our traditional service areas in Finland, located principally in the more sparsely populated areas of eastern and northern Finland. In addition to TeliaSonera, approximately 60 local telephone companies provide local telephone services in Finland. Many of these companies have maintained monopolies in their traditional local service areas, which cover most of the larger towns and urban areas of Finland.

     The following table sets forth information regarding our access lines in Finland at the end of the periods indicated:

	As of December 31,

	2002	2001	2000

	(in thousands)
Standard lines	503	533	562
ISDN lines	50	51	48
2 Mbps lines	4	4	4

     The number of total access lines has decreased slightly over the past few years. Despite liberalization of the local calling market in 1994, there has been little competition in the Finnish local call market because charges for leasing existing local operators’ networks remain high principally since potential new entrants would have to build out their own network infrastructure to offer local service. We are installing fiber optic loops in the largest cities in Finland and are marketing direct local access to business customers in those areas. We believe that the usage of our fixed network will shift from voice services to data, Internet and media applications and that competition for local customers in the heavily populated areas of Finland will increase as charges for leasing existing operators’ networks fall and customers choose service providers based on the quality of customer service and their range of service offerings which are, to an increasing extent, going to be based on ADSL and other broadband technologies. We further believe that, while local access competition in our sparsely populated service areas in Finland will remain more limited than in urban regions, the number of local access customers in such regions will decline as customers move to urban areas and the use of mobile phones increases.

     As a result of the population decrease in our traditional operating areas in Eastern and Northern Finland, together with the growing shift in voice traffic toward mobile communications, we have explored the possibility of providing local access to these regions using GSM technology. We currently have approximately 400 GSM technology based wireless lines in operational use in Finland.

     The following table sets forth information regarding local call traffic generated by our fixed line subscribers in Finland for the periods indicated:

	Year ended December 31,

	2002	2001	2000

Traffic (in millions of minutes)(1)	1,730	1,817	1,834

(1)	Minutes accrued from calls originating on our fixed network and terminated within the same telecommunications area.

     We provide domestic long distance voice services for both residential and business customers. We are among the leading providers of long distance voice services with an estimated market share of over 30 percent. Overall long distance traffic volumes in Finland, however, have declined in recent years principally due to increased mobile phone usage.

     The following table sets forth information regarding domestic long distance voice traffic generated by our subscribers in Finland for the periods indicated, in terms of minutes accrued from calls utilizing our trunk network, including long distance calls placed by subscribers of other service operators which are routed through our trunk network:

	Year ended December 31,

	2002	2001	2000

Traffic (in millions of minutes)(1)	484	518	588

(1)	Minutes accrued from calls utilizing our trunk network including long distance calls placed by subscribers of other service operators which are routed through our trunk network.

     We are the leading provider of international voice services in Finland. Our share of the Finnish international call market, based on total volume of outgoing minutes, was approximately 50 percent in 2002. Prior to 1994, Sonera had an exclusive right to provide international calling services in Finland. The international call market was opened to competition in 1994 and customers typically choose international long distance carriers on a call-by-call basis by dialing a prefix associated with that providers’ service.

     Tariffs

     We charge our fixed line customers an initial connection fee, monthly subscription charges and local, domestic long distance and international traffic charges for outgoing calls. We have higher connection fees and monthly subscription charges for ISDN and 2 Mbps lines than for standard connections. In general, the prices of local and long distance telephone services in Finland are relatively low by international standards.

Internet and Data Services

     In 2002, our Internet and data communications business in Finland generated external sales of SEK 2,441 million.

     Internet Services

     We are among the leading providers of Internet services and cable television in Finland. As of December 31, 2002, we had approximately 252,000 residential Internet subscriptions in Finland.

     We offer dial-up services, as well as ADSL and cable access services on the rapidly growing broadband market in Finland. We also offer a variety of other Internet services to our access customers.

     We are the second largest cable television service provider in Finland and offer a variety of innovative cable television services, including cable television Internet access. Currently, we provide cable television access to approximately 154,000 households through our own broadband cable network. Our cable Internet services are currently being expanded to the major cities in Finland covered by our cable network.

     In 2000, Sonera began offering consumers the ability to subscribe for a broadband service based on ADSL technology. The service, known as Sonera Home ADSL, uses existing telephone cables and has a transfer rate of up to two Mbps per second. Subscribers to our ADSL broadband service in Finland receive an always-on Internet connection at a fixed monthly price without separate usage or call charges. In addition to Home ADSL and other consumer-oriented Internet subscription products, we offer a range of Internet subscriptions and related services to business and corporate customers.

     Our Sonera Internet portal service, www.soneraplaza.fi, is the most frequently visited portal in Finland recording monthly over 1.6 million unique users during 2002. We estimate that our portal service reaches almost 90 percent of the Internet users in Finland on a monthly basis. The popularity and variety of our portal service has also enabled Sonera Plaza to emerge as a leading online advertising media in Finland.

     Data Services

     We provide data communications and network and systems management services in Finland for business customers. Our data services business in Finland includes two product areas, basic data services, and LAN interconnection and management services and systems for servers and workstations. Our basic data transfer services in Finland include DataPak X.25 packet-switching services and FastNet managed leased line services. Our LAN interconnection and management services in Finland include DataNet, which provides managed communications packages that utilize a number of underlying technologies including frame relay, ATM and IP. In recent years, Sonera’s strategic focus has shifted from standardized data transmission to the development of higher value-added services, such as LAN interconnection and management services, which offer customers comprehensive communications solutions. Our data communications service customers in Finland include the largest corporations in Finland, small and medium-size enterprises (SMEs) and public organizations.

     We also provide the corporate information and communication technology market with advanced application and management services. Sonera enables customers to purchase applications as a service package together with development, maintenance and updating services. In addition, Sonera provides infrastructure management services covering workstations, mobile smart phones and other wireless communications devices, LANs, remote networks, servers and other data processing platforms and customer applications. Sonera also provides Internet hosting services, which enable subscribers to establish a World Wide Web site on one of Sonera’s servers.

     In addition, we are a provider of leased lines, which are fixed point-to-point connections for the transmission of voice and data traffic between two geographically separate points. Our leased line service does not include the provision of managed leased lines, which are offered as part of our data communication services. Customers lease lines from us in Finland both for their own use and for use in providing telecommunications services to third parties. Although the total number of lines we lease in Finland has decreased since 1996, total transmission capacity of our leased lines has increased significantly due principally to the increase in the number of higher capacity digital lines leased.

TeliaSonera Norway, Denmark and the Baltic Countries

     We offer mobile services in Norway and mobile services, cable TV and a limited number of fixed network services in Denmark through our wholly owned subsidiaries. In the Baltic countries, we offer a full range of telecommunications services through our non-wholly owned subsidiaries and associated companies. In the mobile communications market, we are the market leader in the Baltic countries, second in Norway and fourth in Denmark. We also have a significant market position in the fixed voice services in Denmark.

     The telecommunications markets in Norway and Denmark are highly developed with high penetration in the fixed and mobile communications markets. Penetration in the Baltic countries is significantly lower, which management believes creates opportunities for future growth.

     Our goal for TeliaSonera Norway, Denmark and the Baltic countries is to strengthen our market position further, to generate growth and to improve profitability by leveraging our market presence in the region. With the completion of the merger of Telia and Sonera, TeliaSonera now consolidates the Baltic mobile operators UAB Omnitel and Latvijas Mobilais Telefons SIA, and the fixed network operator AB Lietuvos Telekomas, thereby increasing possibilities for economies of coordination.

     We believe there are growth opportunities for us in the mobile communications market in Norway, Denmark and the Baltic countries. In addition, we believe that the Internet access and broadband markets in Estonia, Latvia and Lithuania exhibit growth potential, and our strong position within the fixed network telecommunications markets in these countries gives us a good position to seek to exploit this growth potential.

     In the future, if opportunities for profitable expansion arise, we will aim to offer a full range of services in all markets in the region.

Norway

     We offer mobile services in Norway through our wholly owned subsidiary, NetCom. Telia acquired NetCom, the second largest mobile operator in Norway, in 2000. In 2002, our Norwegian mobile communications business recorded net sales of SEK 5,537 million. As of December 31, 2002, NetCom had 1,088,000 direct subscribers as well as an additional 90,000 subscribers via service providers which offer their own service packages and billing operations but utilize NetCom’s network. The market for mobile communications in Norway is highly developed, with a penetration rate of approximately 85 percent.

     NetCom offers both GSM 900 and GSM 1800 services and launched a GPRS service in 2001. NetCom is one of two GSM operators in Norway, the other being Telenor, the incumbent operator.

     NetCom offers a wide range of mobile service packages in Norway designed to appeal to different categories of subscribers, including packages offering different types of subscription plans, pre-paid cards, portal access, corporate service packages and several innovative value-added services, including location-based services, transactional services, entertainment services and information services.

Voice Services

     The table below shows selected subscription data for our mobile services in Norway as of the dates specified:

	As of December 31,

	2002	2001	2000

	(in thousands)
Subscriptions:
GSM, post-paid	542	469	417
GSM, pre-paid	546	501	433

Total subscribers	1,088	970	850

Subscribers via service providers	90	112	50

     As at December 31, 2002, NetCom’s market share of the Norwegian mobile communications market was approximately 30 percent. NetCom’s churn rate was 29 percent for the year ended December 31, 2002. For purposes of calculating customer churn, NetCom generally treats pre-paid subscribers as disconnections 12 months following their last account top-up, which is the point at which they are physically disconnected from NetCom’s network.

     The following table sets forth selected traffic data for our GSM services in Norway for the periods indicated excluding service provider traffic. Information with respect to traffic relates to both contract and pre-paid subscribers:

	Year ended
	December 31,

	2002	2001	2000

Total traffic (in millions of minutes)	1,887	1,450	1,245
Average subscriber usage (minutes per month)	156	136	139
Average revenue per user (NOK per month)	345	310	308
Mobile generated SMS messages sent (in millions of messages)	756	501	302
Average monthly SMS messages sent per subscriber (messages)	61	46	32

     The total traffic in our Norwegian operations increased by 30 percent in 2002 as compared to 2001, largely as a result of continued growth in our GSM subscriber base. Continued traffic volume growth in our GSM network will depend on a number of factors, including pricing, the availability of new services and competition.

Non-voice Services

     Telia commercially launched GPRS services in Norway in January 2001. NetCom’s GPRS service allows subscribers to transmit a specified amount of data per month for a fixed monthly fee. Once the monthly allowance has been used, the customer is charged per kilobyte for any additional data transmissions. NetCom also offers its subscribers WAP-based services.

     We have not yet set the launch date for UMTS services in Norway. NetCom and Telenor hold UMTS licenses in Norway which they received in 2000. UMTS licenses of the two other recipients, Tele2 Norge AS and Broadband Mobile ASA, have been revoked by the Norwegian regulatory authorities. Although the original terms of the UMTS licenses issued to NetCom and Telenor required them to have UMTS networks in place covering 76.5 percent of Norway’s population by the end of 2003, the Norwegian government issued a decision in the beginning of 2003 postponing the deadline for the UMTS network build-out by 15 months.

     In addition, NetCom operates mobile portals for the Norwegian market which allow end-users to access the Internet through their mobile handsets.

Denmark

     In Denmark, we offer mobile and fixed voice services to business and consumer customers, and network capacity to operators and service providers. We market these services under the Telia brand. Additionally, we offer broadband Internet and cable TV services through our wholly owned subsidiary Telia Stofa.

Mobile Communications

     We offer both GSM 900 and GSM 1800 services in Denmark and began offering GPRS services and MMS services in 2002. As of December 31, 2002, we had 466,000 subscribers in Denmark. In 2002, our mobile communications business in Denmark recorded net sales of SEK 1,021 million.

     We have a national roaming agreement with Sonofon A/S regarding our GSM 900 service. Telia was one of four operators to receive a UMTS license in Denmark, together with the incumbent mobile operator TDC, Orange A/S and Hi3G Denmark ApS.

     Voice Services

     The table below shows selected subscription data for our mobile services in Denmark as of the dates specified:

	As of December 31,

	2002	2001	2000

	(in thousands)
GSM, post-paid	329	134	112
GSM, pre-paid	137	154	151

Total subscribers	466	288	263

     As at December 31, 2002, we had an approximate ten percent share of the Danish mobile communications market.

     The following table sets forth selected traffic data for our GSM services in Denmark for the periods indicated, excluding service provider traffic. Information with respect to traffic relates to both contract and pre-paid subscribers:

	Year ended December 31,

	2002	2001	2000

Total traffic (in millions of minutes)	473	314	259
Average subscriber usage (minutes per month)	105	95	100
Average revenue per user (DKK per month)	183	178	171
Mobile generated SMS messages sent (in millions of messages)	175	61	39
Average monthly SMS messages sent per subscriber (messages)	39	19	15

     The total traffic in our Danish mobile operations increased by 51 percent in 2002 as compared to 2001, largely as a result of continued growth in our GSM subscriber base.

     Non-voice Services

     In December 2002, we introduced MMS services in Denmark, and, in April 2003, entered into an agreement with Sonofon allowing MMS messages to be sent between subscribers of TeliaSonera and Sonofon.

     We commercially launched GPRS services in Denmark in February 2002. Our Danish GPRS service allows subscribers to transmit a specified amount of data per month for a fixed monthly fee. Once the monthly allowance has been used, the customer is charged per kilobyte for any additional data transmissions.

     Telia was one of four operators to receive a UMTS license in Denmark. We have not yet set the launch date for our UMTS services in Denmark. The license conditions require a population coverage of 30 percent by the end of 2004 and of 80 percent by the end of 2008.

Fixed Communications

     We conducted a review of our Danish fixed network operations in 2002 with a view to valuing the operations’ assets and assessing the strategic focus of the operations. As a result of such review, we decided to restructure and streamline our fixed network operations in Denmark. In particular, we have shut down certain unprofitable businesses in Denmark and significantly reduced the number of full- and part-time employees. We expect to see the full benefits of the restructuring in Denmark starting at the end of 2003. In 2002, our fixed communications business in Denmark generated net sales of SEK 1,762 million.

     Fixed Voice Services

     Our fixed voice business in Denmark has shown unsatisfactory development and measures were taken in 2002 to alter this trend. We have ceased selling unprofitable products and are concentrating on offering fixed voice services to businesses and consumers, and network capacity for operators and service providers. We are the third largest fixed voice services provider in the Danish retail market and the second largest network capacity provider in Denmark. The dominant player in the market for fixed voice services in Denmark is TDC.

     As of December 31, 2002, we had 257,000 contract and prefix subscriptions in Denmark.

     We provide wholesale network services in Denmark, both to entities within the TeliaSonera group and to external service providers and operators. We are the second largest owner of infrastructure in Denmark, where we have a nationwide 7,000 kilometer long fiber optic backbone network, an IP network covering Denmark’s four largest cities, a nationwide telecommunications network and fiber rings in 55 locations (TDC local exchanges) throughout Denmark, including Copenhagen.

Internet and Data Services

     We offer IP/VPN services to business customers and a wide range of Internet connections in various bandwidths to both residential and business subscribers in Denmark, including ISDN, ADSL, ethernet and cable broadband.

     The table below sets forth the approximate number of our Internet access accounts in Denmark for the periods specified:

	As of December 31,

	2002	2001	2000

	(in thousands)
Internet dial-up access	94	89	78
Internet broadband users	81	58	30

Total access accounts	175	147	108

Cable TV Services

     We offer both analog cable and digital television to our subscribers in Denmark through our subsidiary Telia Stofa. We had approximately 13 percent of the cable television market in Denmark as of December 31, 2002, with approximately 188,000 cable television subscribers. We are the second largest cable TV provider in Denmark and the largest broadband Internet access provider through cable TV.

     The table below sets forth the approximate number cable TV subscriptions in Denmark for the periods specified:

	As of December 31,

	2002	2001	2000

	(in thousands)
Cable TV subscriptions	188	179	175

The Baltic Countries

Lithuania Mobile

     We offer mobile services in Lithuania through Omnitel, in which we hold a 55 percent interest. Omnitel is the largest of the three mobile operators in Lithuania. As of December 31, 2002, Omnitel had approximately 850,000 subscribers using its GSM network, giving it an approximate 54 percent share of the Lithuanian mobile market. Omnitel’s GSM network covers approximately 99 percent and 98 percent of Lithuania’s population and geographic area, respectively. For the year ended December 31, 2002, Omnitel’s net sales amounted to SEK 1,840 million.

     The table below shows GSM subscription data for our mobile services in Lithuania as of the dates specified:

	As of December 31,

	2002	2001	2000

	(in thousands)
GSM	850	557	307

     Omnitel commercially launched its GSM 900 service in March 1995. Omnitel’s current GSM 900 license was granted in October 1997 by the Lithuanian Ministry of Communications and Information and is valid until October 2007, subject to renewal thereafter. Omnitel was granted a GSM 1800 license in 1998. Omnitel offers its subscribers a wide range of value-added features, including GPRS services (which were launched in February 2001). Omnitel’s main competitors in the markets for mobile communications services in Lithuania include UAB Bite GSM and UAB Tele2, both of which provide GSM 900 and GSM 1800 services. Omnitel also provides commercial Internet services, data transmission services, using X.25 and X.28 protocol, and nationwide paging services.

     Omnitel’s other shareholders are Motorola Lithuania Telecom, a Lithuanian subsidiary of Motorola Corporation, with a 35 percent shareholding, and the Kazickas family, with a ten percent shareholding.

Lithuania Fixed

     We offer fixed voice services, Internet and data communications services in Lithuania through Lietuvos Telekomas, in which we hold a 60 percent interest. Lietuvos Telekomas is the leading provider of fixed line telecommunications services in Lithuania. As of December 31, 2002, Lietuvos Telekomas had approximately 936,000 access lines. In 2002, Lietuvos Telekomas’ net sales amounted to SEK 2,557 million.

     Up to December 31, 2002, Lietuvos Telekomas had the exclusive right to be the sole operator of Lithuania’s public fixed telephone network and the sole provider of public fixed telephone services in Lithuania. However, Lietuvos Telekomas faces significant competition in the fixed line market from Lithuanian mobile operators, which, under the terms of their past licenses, have had the right to provide international telecommunications services. During the past several years, Lietuvos Telekomas has made substantial investments in its fixed line communications networks. At the end of 2002, approximately 86 percent of access lines in use by Lietuvos Telekomas in Lithuania were connected to digital exchanges as compared to approximately 34 percent at the end of 1999. Lietuvos Telekomas’ digital system allows it to offer customers additional services such as call waiting, conference calling and other value-added services. Lietuvos Telekomas has also been investing significantly in the modernization of its network.

     Lietuvos Telekomas offers a nationwide data transmission service that utilizes X.25 or X.28 protocols, two world-wide protocols for transmitting data in packet switched format, via leased lines or via modem using the public switched telephone network.

     Lietuvos Telekomas’ other major shareholders include the Republic of Lithuania, which retains an approximately ten percent interest. In 1999, in accordance with Lithuanian legislation, the Republic of Lithuania offered approximately five percent of the share capital of Lietuvos Telekomas to employees of Lietuvos Telekomas, thus reducing the Republic of Lithuania’s interest in the company from 40 percent to approximately 35 percent. In June 2000, the Republic of Lithuania sold, as part of an international and domestic offering, an additional 25 percent interest in Lietuvos Telekomas, thus reducing the Republic of Lithuania’s interest in the company to approximately ten percent. During the offering, UAB Lintkom, a wholly owned subsidiary of Lietuvos Telekomas, acquired and continues to hold 4.67 percent of Lietuvos Telekomas’ shares.

     Lietuvos Telekomas has lately experienced declining revenues and profitability. In 2002, net sales in local currency fell nine percent compared to 2001, and during the first quarter of 2003, net sales in local currency fell 18 percent compared with the first quarter of 2002, in both cases principally due to strong price competition from the mobile sector. The number of subscriber lines fell by 19 percent during 2002 and by five percent during the first quarter of 2003. Lietuvos Telekomas has undergone extensive restructuring and has reduced the number of employees by approximately 28 percent during 2002 and the first quarter of 2003. Although Lietuvos Telekomas has been able to significantly adjust its operating expenses to respond to declining revenues, and maintain its EBITDA margin at approximately 50 percent, the lower level of revenues has resulted in a lower absolute amount of net income. In addition, in the beginning of 2003, Lietuvos Telekomas agreed to lower its interconnection fees and lower tariffs on calls between fixed line and mobile subscribers in Lithuania, which is expected to negatively impact Lietuvos Telekomas’ results of operations in 2003. Lietuvos Telekomas’ continued focus is to win back customers and develop the Internet and data business, taking advantage of its modern and developed network.

Latvia Mobile

     We offer mobile services in Latvia through Latvijas Mobilais Telefons, in which we hold a 60.3 percent direct and indirect interest. Latvijas Mobilais Telefons is the largest mobile operator in Latvia. As of December 31, 2002, Latvijas Mobilais Telefons had approximately 474,000 subscribers, giving it approximately 55 percent of the total Latvian mobile market. For the year ended December 31, 2002, Latvijas Mobilais Telefons’ net sales amounted to SEK 1,815 million.

     The table below shows GSM subscription data for our mobile services in Latvia as of the dates specified:

	As of December 31,

	2002	2001	2000

	(in thousands)
GSM	474	348	270

     Latvijas Mobilais Telefons commercially launched its NMT service in 1992 and its GSM service in 1996. The only competing provider of mobile telecommunications services in Latvia is SIA Tele2, a wholly owned subsidiary of the Swedish telecommunications company Tele2 AB, which currently has approximately 45 percent of the total Latvian mobile communications market. Latvijas Mobilais Telefons offers its subscribers a wide range of value-added features, including mobile high speed data services. Beginning in September 2002, customers have also been able to use high-speed GPRS data transmission services as well as MMS services. In July 1999, Latvijas Mobilais Telefons and SIA Tele2 were granted GSM 1800 licenses. Latvijas Mobilais Telefons began using the new frequency at the end of 1999 and SIA Tele2 in early 2000. In July 2002, Zetcom started operating as a virtual network operator using the network of Latvijas Mobilais Telefons offering its customers pre-paid services. In August 2002, Latvijas Mobilais Telefons and SIA Tele2 both received UMTS license in Latvia at a cost of approximately €10 million per license. A third UMTS license was also offered by the Latvian government. However, because no new operator filed an application for the combined GSM/UMTS license before the auction due date, under the rules of the auction, the third license cannot be granted until October 2004. Under the terms of their licenses, Latvijas Mobilais Telefons and Tele2 are required to build a UMTS network covering 30 percent of the Latvia’s population by the end of 2005.

     Latvijas Mobilais Telefons’ other shareholders include Lattelekom, with a 23 percent interest, and the Republic of Latvia, which directly or through its wholly owned affiliates has a 28 percent interest.

Latvia Fixed

     We offer fixed voice services, Internet and data communications services in Latvia through Lattelekom, in which we hold a 49 percent interest. Lattelekom is the leading provider of fixed line telecommunications services in Latvia. The Republic of Latvia holds the remaining 51 percent of Lattelekom. As of December 31, 2002, Lattelekom had approximately 701,000 subscriber lines. In 2002, Lattelekom’s net sales amounted to Latvian Lat 145 million. As of December 31, 2002, Lattelekom had total assets of Latvian Lat 302 million.

     Lattelekom has made substantial investments in its fixed line telecommunications network. At the end of 2002, approximately 83 percent of all lines were connected to digital switches, compared to 69 percent in 2001 and only two percent in 1994. Lattelekom’s digital system allows it to offer its customers additional services such as call waiting, call forwarding and other value-added services. Lattelekom also offers ISDN services in the majority of Latvia’s most populated regions.

     Although voice telephone services remain its core business, Lattelekom has begun to offer many other types of telecommunications services, including Internet access, data transmission and local area network connections. Lattelekom offers its customers data transmission services and virtual private network services using X.25 protocol. In addition, Lattelekom also offers a DSL broadband service based on ADSL technology.

     In May 2002, the “Law On Avoidance of Conflict of Interests in Activities of State Officials” came into effect in the Republic of Latvia. The terms of the law prohibit, among other activities, Latvian state officials from being employed by private commercial firms and impose civil sanctions for violations of this restriction. Since the Republic of Latvia owns 51 percent of Lattelekom, the members of Lattelekom’s board of directors may be considered to be Latvian state officials for purposes of the law. We currently have five nominees serving on Lattelekom’s 11-member board of directors. Our executives also serve as chief executive officer and chief financial officer of Lattelekom. If the TeliaSonera employees serving on Lattelekom’s board of directors were considered to be in violation of the law, we may be required to relinquish our board seats in Lattelekom, and, as such, we would lose our ability to influence and participate in Lattelekom’s important corporate actions and decision making processes. Although we intend to retain our board seats in Lattelekom and remain in compliance with applicable Latvian laws, we cannot be certain how this recently enacted law will be interpreted, applied or enforced. In addition, we cannot assure that we will be able to obtain any exemption or waiver from the law that would permit our five employees to continue to serve on the board of directors of Lattelekom.

     In addition to our holding of ordinary shares in Lattelekom, we also hold 24,600 redeemable C shares of Lattelekom. Our redeemable C shares may be converted into debt in the principal amount of $41 million at Lattelekom’s option. On such conversion, the debt will bear interest at commercially available rates and will mature on December 31, 2003, or at such earlier date as Lattelekom may determine, subject to Lattelekom having sufficient cash reserves. In July 2001, Lattelekom’s board of directors notified us that Lattelekom plans to proceed with a financial restructuring which would include a conversion of the redeemable B and C shares into debt. Accordingly, if the anticipated developments take place, our C shares of Lattelekom will be converted into debt in the principal amount of approximately $41 million in December 2003.

     See “Item 8.A.7 Legal and Regulatory Proceedings” for a discussion of certain legal matters in which we are involved that relates to our shareholding in Lattelekom.

     Up to December 31, 2002, Lattelekom had the exclusive right to be the sole provider of public basic fixed-line telecommunications services in Latvia. On January 1, 2003, the Latvian telecommunications market was deregulated, opening up for competition in the fixed line services. Beginning in 2002, Lattelekom began a restructuring program in order to make its operations more flexible in light of the liberalization of the telecommunications market in Latvia. Management expects that the deregulation of the Latvian telecommunications market will increase competition and lead to a loss of customers, which will have a negative effect on Lattelekom’s business, financial condition and results of operations.

Estonia Mobile

     We offer mobile services in Estonia via EMT (formerly, AS Eesti Mobiiltelefon), in which we have a 49 percent indirect interest. EMT is the largest of the three mobile operators in Estonia. As of December 31, 2002, EMT had approximately 428,000 subscribers using its GSM network, giving it approximately 50 percent of the total Estonian mobile market. EMT’s GSM network covers approximately 99 percent and 98 percent of Estonia’s population and geographic area, respectively. In 2002, EMT’s net sales amounted to €157 million. As of December 31, 2002, EMT had total assets of €110 million.

     The table below shows GSM subscription data for our mobile services in Estonia as of the dates specified:

	As of December 31,

	2002	2001	2000

	(in thousands)
GSM	428	383	327

     EMT commercially launched its NMT service in 1991 and its GSM 900 service in 1995. EMT terminated its NMT services at the end of 2000. EMT has a GSM license granted by the Estonian Ministry of Transport and Communications (the “Estonian Ministry”) that is valid until December 21, 2010. EMT also has a license granted by the Estonian Ministry to provide GSM 1800 services that is valid until December 21, 2010. Competing providers of mobile telecommunications services in Estonia include Radiolinja Eesti AS, a subsidiary of the Finnish GSM operator Radiolinja, and Tele2 Eesti AS, which together currently have a 50 percent share of the Estonian mobile telecommunications market.

     EMT offers its subscribers a wide range of value-added features, including GPRS services and mobile high speed data services.

     We hold our indirect interest in EMT through our shareholding in AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a 49 percent ownership. EMT is a wholly owned subsidiary of Eesti Telekom. Other shareholders of Eesti Telekom include the Republic of Estonia, which holds a 27.3 percent equity interest. The remaining 23.7 percent in Eesti Telekom is owned by the public. Eesti Telekom has a ten member supervisory council elected by the annual general meeting of shareholders. TeliaSonera has four nominees and the Republic of Estonia has two nominees on the supervisory council. EMT also has its own five member supervisory council in which TeliaSonera has three nominees.

Estonia Fixed

     We offer fixed voice services, Internet and data communications in Estonia via Eesti Telefon, in which we have a 49 percent indirect interest. Eesti Telefon is the leading provider of fixed line telecommunications services in Estonia. As of December 31, 2002, Eesti Telefon had approximately 465,000 subscriber lines. In 2002, Eesti Telefon’s net sales amounted to €168 million. As of December 31, 2002, Eesti Telefon had total assets of €158 million. On June 9, 2003, Eesti Telefon announced plans to rename the company to Elion Enterprises. The company is scheduled to launch its new logo and corporate visual identity in the second half of August 2003.

     Until December 31, 2000, Eesti Telefon had exclusive rights to provide basic fixed line local, domestic long distance and international telecommunications services in Estonia. The market for basic fixed line services was fully liberalized effective January 1, 2001, for which Eesti Telefon had been actively preparing. In 2002, Eesti Telefon estimated its market share to be 70 percent of international call minutes and 88 percent of domestic call minutes.

     During the past several years, Eesti Telefon has made substantial investments in its fixed line telecommunications network. In addition, the number of Eesti Telefon’s telephone lines connected to digital switches increased from 48 percent at the end of 1998 to approximately 75 percent at the end of 2002. Customers connected to Eesti Telefon’s digital system can also subscribe to such services as call waiting, call forwarding, conference calls and voice mail. Eesti Telefon also offers ISDN services in the majority of Estonia’s most populated regions as well as ADSL products. At December 31, 2002, Eesti Telefon had approximately 30,000 ADSL customers. In cooperation with TeliaSonera, Eesti Telefon has created a data communications system between Estonia and Finland based on ATM technology and has plans to develop a basic ATM network covering the entire country. Eesti Telefon also offers X.25 and frame relay data transmission services as well as Internet access services. Eesti Telefon currently has approximately 70 percent of the market for dial-up Internet access services in Estonia.

     We hold our indirect interest in Eesti Telefon through our shareholding in AS Eesti Telekom, a publicly listed Estonian corporation, in which we have a 49 percent ownership. Eesti Telefon is a wholly owned subsidiary of Eesti Telekom. Other shareholders of Eesti Telekom include the Republic of Estonia, which holds a 27.3 percent equity interest. The remaining 23.7 percent in Eesti Telekom is owned by the public. Eesti Telekom has a ten member supervisory council elected by the annual general meeting of shareholders. TeliaSonera has four nominees and the Republic of Estonia has two nominees on the supervisory council. Eesti Telefon also has its own five member supervisory council in which TeliaSonera has three nominees.

TeliaSonera International

     We have made significant investments in mobile operators outside of the Nordic Region and the Baltic States that management believes have substantial long-term growth potential and to which we can apply our technical and commercial know-how developed in our home market and in other markets. We also report our international carrier activities within our TeliaSonera International segment.

     The following table sets forth certain information on our principal international mobile investments:

	As of December 31, 2002

		Percent of	Number
Area	Operator	ownership	of subscribers

		(%)	(in thousands)
Eurasia	Fintur Holdings	58.55	1,614
-Azerbaijan	-Azercell		669
-Georgia	-Geocell		198
-Kazakhstan	-GSM Kazakhstan		615
-Moldova	-Moldcell		132
Russia	MegaFon	43.8	3,030
Turkey	Turkcell	37.3	15,730

Eurasia Mobile

     We have a 58.55 percent direct holding in Fintur Holdings B.V., a Dutch holding company engaging in the participation and management of companies providing mobile communications services mainly in Azerbaijan, Georgia, Kazakhstan and Moldova. The other shareholder of Fintur is Turkcell, our associated company, of which we have a 37.3 percent interest. Our aggregate direct and indirect interest in Fintur is 74.0 percent. In 2002, Fintur recorded revenues of SEK 2,329 million.

     Fintur was initially founded in 2000 to manage and hold Turkcell’s operations outside of Turkey and certain of the Çukurova Group’s operations in Turkey. In February 2000, Turkcell transferred to Fintur its holdings in a number of companies, including all of its international GSM investments other than its Northern Cyprus operations. Subsequently, Sonera became a 35 percent shareholder of Fintur through the contribution of $127 million in cash and the Çukurova Group became a 40 percent shareholder of Fintur through the contribution of its holdings in a number of telecommunications and multimedia companies. As a result of these transactions, Turkcell’s interest in Fintur decreased to 25 percent.

     In August 2002, Sonera and Turkcell purchased the Çukurova Group’s entire holding in Fintur for a total net consideration of $115 million and $71 million, respectively. In addition, under the terms of the Fintur share purchase agreement, certain digital-TV, ISP and other data transmission services businesses formerly held by Fintur were transferred to the Çukurova Group for a nominal consideration. As a result of the transaction, we currently hold a 58.55 percent direct interest in Fintur and Fintur is consolidated into our consolidated financial statements. Fintur’s current holdings primarily consist of mobile operators providing services in emerging mobile markets.

     Fintur presently holds, among others, (1) a 51.3 percent interest in Azercell Telecom B.M., which operates a GSM network in Azerbaijan, (2) an 83.2 percent interest in Geocell LLC., which operates a GSM network in Georgia, (3) a 51 percent interest in GSM Kazakhstan LLP OAO Kazakhtelecom, which operates a GSM network in Kazakhstan, and (4) a 100 percent interest in Moldcell S.A., which operates a GSM network in Moldova. As of December 31, 2002, Azercell had approximately 669,000 subscribers, Geocell had approximately 198,000 subscribers, GSM Kazakhstan had approximately 615,000 subscribers and Moldcell had approximately 132,000 subscribers to their respective GSM networks, totaling approximately 1.6 million subscribers.

     TeliaSonera and Turkcell are parties to a shareholders’ agreement regarding their respective shareholdings in Fintur. The agreement grants Turkcell and the Çukurova Group certain rights of first refusal should we wish to sell all or part of our holding in Fintur to a third party. In addition, we have certain rights of first refusal should Turkcell wish to sell all or part of its holding in Fintur to a third party.

     The Fintur shareholders’ agreement also contains certain provisions relating to the governance and management of Fintur. Resolutions may be passed by the shareholders’ meeting by an affirmative vote of shares representing at least 51 percent of Fintur’s capital present at such meeting, although resolutions regarding “important decisions,” which includes any amendment to Fintur’s articles of association, appointment or dismissal of a member of the board of directors and any decision or transaction related to the public offering of Fintur shares, require a quorum of 66.67 percent of Fintur’s capital. Under the shareholders’ agreement, Fintur is governed by a board of directors consisting of three members nominated by us and two members nominated by Turkcell. Resolutions may be passed by the board with an affirmative vote of at least three members of the board of directors, although “important decisions,” which include the approval of the annual budget and business plan and any amendments thereto and the issue of bonds and other securities by Fintur, require a quorum of at least four board members.

Russia Mobile

     We have a 43.8 percent holding (35.6 percent directly and 8.2 percent indirectly through our holding in the holding company OAO Telecominvest) in MegaFon. MegaFon (formerly, ZAO North-West GSM) was originally registered in St. Petersburg in June 1993 as a closed joint stock company and began operations in December 1994 in St. Petersburg and in most of its other service areas in 1997. In August 2001, Telecominvest, Telia, Sonera and CT Mobile entered into an agreement to combine North-West GSM, Sonic Duo and eight other regional cellular operators to establish a nationwide cellular provider under the trade name “MegaFon.” The MegaFon merger was consummated in March 2002. In July 2002, the company was renamed “MegaFon” and registered as an open joint stock company. The other shareholders of MegaFon include Telecominvest with a 31.3 percent holding, OOO CT-Mobile with a 25.1 percent holding, ZAO WestLink with a 1.5 percent holding and the IPOC International Growth Fund Limited with a 6.5 percent holding.

     In the second half of 2001, MegaFon established a new 75 percent held subsidiary ZAO TTMobile, which currently operates a cellular telecommunications network in Tajikistan. TTMobile began commercial operations in October 2001.

     The formation of the MegaFon group and the related mergers have brought about significant benefits, including a larger customer base in Russia, the strengthening of MegaFon’s market position and synergies as a result of the elimination of overlapping mobile operations in Russia.

     For the year ended December 31, 2002, MegaFon’s revenues amounted to $406 million, as compared to revenues of $197 million for the year ended December 31, 2001. As of December 31, 2002, MegaFon had total assets of $1,157 million.

     As of December 31, 2002, MegaFon had approximately three million subscribers, making it the third largest mobile operator in Russia as measured by number of subscriptions. At December 31, 2002, the mobile operators comprising the MegaFon group had an approximate 65 percent market share in St. Petersburg, four percent market share in Moscow, 25 percent market share in the Volga region, 29 percent market in the southern region and 16 percent market share in the Ural region. MegaFon offers GSM services in both GSM 900 and GSM 1800 networks. The MegaFon group’s licenses entitle it to operate in all 89 regions of Russia in a territory covering approximately 147 million people.

     Currently, we have the joint right together with CT-Mobile to approve the general director of MegaFon, whose nomination is to be made by Telecominvest. Additionally, we have the right to nominate two of the seven members of the board of MegaFon, while CT-Mobile and Telecominvest have the right to nominate two and three board members, respectively. One of Telecominvest’s board members of MegaFon will be nominated by us.

     In February 2002, Sonic Duo, currently a subsidiary of MegaFon, obtained financing from the European Bank for Reconstruction and Development (EBRD), the International Finance Corporation (IFC) and other bank lenders in the aggregate amount of $126 million, which was completely drawn down during 2002. Sonic Duo’s shareholders initially pledged their shares in Sonic Duo to the EBRD, the IFC and the other bank lenders involved, and Sonera also provided a limited guarantee covering Sonic Duo’s payment obligations. The Sonic Duo shareholders’ pledge has been replaced by a pledge of Sonic Duo shares by MegaFon. In addition, MegaFon has guaranteed up to $18 million of the loan, and a majority of MegaFon’s shareholders, including TeliaSonera, have in turn jointly and severally counter-guaranteed MegaFon’s guarantee up to $14 million. In addition, MegaFon’s shareholders, including TeliaSonera, have capital commitments of up to $33 million to Sonic Duo. In the first quarter of 2003, Sonic Duo was in breach of certain provisions of its loan agreement with the EBRD, the IFC and other bank lenders and MegaFon is currently in discussions with such lenders regarding the waiver or renegotiation of such loan provisions. MegaFon has significant capital needs and will have to secure additional funding if it is to implement its current strategy of becoming a provider of nationwide GSM services in Russia.

     In the beginning of June 2003, MegaFon announced plans to offer between five to 25 percent of its shares to the public in the future.

     In August 1998, Russia experienced a severe economic and political crisis. Although the crisis negatively affected MegaFon’s results, the company was able to maintain profitability and to distribute profits to its shareholders during 1998 and 1999. In 2000, MegaFon experienced a sharp increase in revenues partly due to improvements in the Russian economy. Russia, however, remains an emerging market and does not possess the well-developed business and regulatory infrastructure that generally exist in more mature market economies. Furthermore, the Russian government has not fully implemented the reforms necessary to create banking, judicial, tax and regulatory systems that usually exist in more developed markets. In the event a new economic or political crisis should occur in Russia, it could have a material adverse effect upon the value and prospects of MegaFon.

     We hold a portion of our interest in MegaFon through Telecominvest, an open joint-stock company in which we hold a 26.1 percent interest. Telecominvest is a holding company located in St. Petersburg. Telecominvest’s other holdings include a 29 percent interest in Peter Star, which installs and maintains local and international telephone lines and high-speed data transmission channels, and a 100 percent interest in Petersburg Transit Telecom (PTT), a provider of capacity for both fixed and mobile telecommunications operators in St. Petersburg. Peter Star and PTT had revenues of $56 million and $40 million, respectively, in 2002. In 2002, Telecominvest disposed of some of its non-core businesses, including Delta-Telecom, an NMT operator in St. Petersburg. Telecominvest’s total consolidated revenues amounted to $65 million in 2002.

Turkey Mobile

     We have a 37.3 percent indirect and direct holding in Turkcell, the leading GSM mobile operator in Turkey. At December 31, 2002, Turkcell had approximately 15.7 million subscribers, as compared to 12.2 million subscribers at December 31, 2001. Of the subscribers at December 31, 2002, approximately 11 million were pre-paid subscribers. In 2002, Turkcell recorded revenues of $1,974 million, and a net income of $47.4 million. As of December 31, 2002, Turkcell had total assets of $3,234 million.

     Turkcell was formed in 1993 as a jointly controlled operation, whose principal owners included Sonera and the Çukurova Group, and commenced operations in 1994. Turkcell currently operates under a 25-year GSM license (the “Turkcell License”), which it was granted in April 1998 upon payment of an up-front license fee of $500 million. Under the terms of the Turkcell License, Turkcell is obligated to pay an ongoing license fee equal to 15 percent of its monthly gross revenues to the Treasury of Turkey. The Turkcell License also gives the Turkish Ministry of Communications certain powers to set and approve charges for GSM services provided by Turkcell. The Ministry of Communications in Turkey may terminate the Turkcell License under certain circumstances, including Turkcell’s failure to perform its obligations under the Turkcell License, in which event

Turkcell could be required to deliver its GSM system to the Ministry of Communications. Turkcell entered into a revised License Agreement with the Telecommunications Authority on February 13, 2002. The terms of the amended Turkcell License Agreement are substantially similar to the previous Turkcell License. In connection with the Turkcell License, Turkcell entered into an interconnection agreement with Türk Telekom, Turkey’s state-owned monopoly fixed line operator, providing for the interconnection of Turkcell’s network with Türk Telekom’s fixed line network, as well as the payment by Turkcell of certain other service fees to Türk Telekom. Turkcell has also entered into interconnection agreements with other local mobile operators.

     In July 2000, Turkcell completed its initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and its American Depositary Shares on the New York Stock Exchange. In August 2001, Turkcell completed a rights offering of approximately 236 billion new ordinary shares, which raised approximately $178 million for the company.

     Turkcell provides comprehensive, high-density coverage to an area that, as of December 31, 2002, includes approximately 100 percent of the Turkish population living in cities of 10,000 people or more, as well as the 81 largest Turkish cities and the majority of the country’s tourist areas and principal intercity highways.

     Turkcell currently faces competition from Telsim Mobil Telekomunikasyon Hizmetleri A.S., Türk Telekom A.S., Aycell Haberlesme Ve Pazarlama Hizmetleri A.S. and IS-TIM Telekomunikasyon Hizmetleri Anonim Sirketi (Aria), a joint venture formed by Telecom Italia S.p.A. and Türkiye Is Bankasi A.S (Isbank), one of the largest private banks in Turkey. Telsim operates a GSM 900 network, Aria operates a GSM 1800 network, and Türk Telekom, which currently operates an analog network, received its GSM 1800 license in September 2000 and established its GSM network in Turkey through its wholly owned subsidiary Aycell in August 2001. Aycell launched GSM services in December 2001. Telsim, which is Turkcell’s principal competitor, began offering mobile services in 1994. Based on unofficial data, which Turkcell’s management does not necessarily regard as reliable, Telsim had, as of December 31, 2002, less than 30 percent of the total Turkish GSM market. Aria received its GSM 1800 license in September 2000 and began offering services in March 2001. It is also possible that a new GSM 1800 license and UMTS licenses will be offered by the Turkish government in the future. In May 2003, the shareholders of Aria and Aycell announced their preliminary agreement to merge the two companies, with the merged company being owned 40 percent by Telecom Italia, 40 percent by Türk Telekom and 20 percent by Is Bank. If the merger is completed, there will be three GSM operators remaining in the Turkish market.

     Turkcell has a direct ownership interest in only one GSM operator outside of Turkey, Kibris Mobile Telekomünikasyon Limited Sirketi (Kibris Telekom, located in Northern Cyprus), in which it holds a 100 percent interest. Kibris Telekom commenced operations in July 1999 and as of the end of 2002 had approximately 72,000 subscribers.

     In addition to TeliaSonera, the other significant shareholders of Turkcell include the Çukurova Group with an aggregate 42.3 percent ownership interest, MV Holding A.S. with a 4.3 percent equity interest and MV Investments N.V. with a 2.0 percent equity interest. In October 1999, Sonera entered into a shareholders’ agreement with the Çukurova Group providing for the establishment of a new holding company in Turkey, Turkcell Holding A.S. Under the terms of the agreement, Sonera contributed Turkcell shares representing 24 percent of the share capital of Turkcell to the Turkish holding company. TeliaSonera owns 47 percent of the shares of the holding company with the balance being owned by the Çukurova Group. Turkcell Holding currently holds 51 percent of the share capital of Turkcell.

     In 2002, two banks within the Çukurova Group experienced financial difficulties, with the result that the Turkish banking authorities took over one of the banks, Pamukbank T.A.S., and currently have a pledge on a significant percentage of the Turkcell shares held by the Çukurova Group companies pending the injection of funds by the Çukurova Group into the banks. It is currently too early to assess what consequences the seizure of Pamukbank by the Turkish banking authorities may have on Turkcell. Under the Turkish Bank Act, the Turkish authorities may have the legal authority to assume management control over one or more of the Çukurova Group companies, including Turkcell. In addition, the Turkish authorities have the power to compel the Çukurova Group to dispose of its assets to satisfy the liabilities of Pamukbank, which might force the Çukurova Group to dispose of part or all of its shareholdings in Turkcell.

     Pursuant to the terms of a shareholders’ agreement entered into with the other original shareholders of Turkcell, we are entitled to nominate three individuals to serve on Turkcell’s seven member board of directors. The shareholders’ agreement also provides for certain restrictions and rights of refusal with respect to transfers of Turkcell shares. As of December 31, 2002, we had outstanding guarantees to various lenders with respect to €7 million of debt incurred by Turkcell in connection with the purchase of network equipment.

     In late November 1999, the Turkish Parliament introduced a temporary tax on mobile subscriptions (the “Special Communications Tax”). This tax, effective from December 1, 1999, amounts to 25 percent of a subscriber’s total monthly telephone bill net of VAT and is being collected by mobile operators from the subscribers. Turkcell’s net income in 2001 and 2002 was reduced significantly by the Special Communications Tax. The Special Communications Tax has also had a negative impact on mobile phone usage in Turkey. The effects of the Special Communications Tax is expected to have a negative impact on Turkcell’s net income and cash flow in 2003 and beyond, if the tax is continued. The Turkish economy has suffered from political uncertainty and regional instability in recent years, although the Turkish economy has showed signs of recovery from the worst of the financial turmoil of 2001. Turkcell’s management is not able to predict the extent, severity or duration of the current economic difficulties of the Turkish economy, nor to quantify the impact that these difficulties may have on Turkcell’s financial position, future operations or cash flows.

     Turkcell is presently subject to numerous legal and regulatory proceedings that may have a material adverse effect on its business, financial condition and results of operations. See “Item 8.A.7 Legal and Regulatory Proceedings.”

International Carrier

     Overview

     TeliaSonera International Carrier includes both Telia’s and Sonera’s international carrier operations. We are in the process of integrating these two businesses. We have established a high quality international fiber optic backbone network based on fiber optics and wavelength technology. Concentrated primarily in Europe, our network is suited to all types of network traffic, from basic voice transmission to advanced interactive broadband services. Our network is based on a fully operational 19,800 kilometer long duct/cable network with repeater stations in Europe. Our network is connected to New York via the transatlantic cable system, TAT 14, of which we own a 6.25 percent interest.

     Products and Services

     Through TeliaSonera International Carrier, we offer competitive international telecommunications services to our customers, which are primarily service providers, other carriers and mobile and fixed line operators. Our international carrier operations include three major product areas: capacity, voice and IP services.

     Capacity

     We offer wavelength services, providing up to 10 Gbps (gigabits per second) of capacity. Wavelength services are designed for customers who require very large transport capacities between cities, but which prefer not to purchase dark fiber, which would require an investment in and the maintenance of transmission equipment in order to transport traffic.

     Voice

     We offer traditional voice services, including call termination and transit services to fixed and mobile operators and carriers. These services enable our customers to offer worldwide reach to their end-users. Through our own Nordic base and over 100 bilateral agreements with other telecommunication companies, we are able to terminate traffic in all countries worldwide.

     IP Services

     We are one of the largest European Internet carriers and provide services on a wholesale basis to our customers, including services such as IP-Transit, at speeds from 2 Mbps to 2.5 Gbps. Our IP Network, called TeliaNet, is a global network with multiple high speed links as well as extensive interconnections to other Internet carriers across Europe and the United States.

     Market and Industry Outlook

     Since the late 1990s, competition in the global data and voice communications services area has increased substantially. The entry of a considerable number of competitors has created overcapacity and has resulted in a rapid decline in the price of wholesale bandwidth capacity in the markets where TeliaSonera International Carrier operates. As a consequence, the profitability among the pan-European players is low. The industry is presently in a strong consolidation phase with many industry participants leaving the area. Our management expects the consolidation to continue and the market to remain intensely competitive at least in the near future.

     We expect the demand for our capacity and IP services to be driven by the need to accommodate the growing range of bandwidth-intensive business and entertainment applications, such as e-commerce, corporate intranets, virtual private networks, video conferencing and other IP services. We also believe that demand for broadband transport will increase when the development of fixed broadband services is well underway and UMTS networks are operational. We believe that these developments will create and sustain long-term revenue generating potential for TeliaSonera International Carrier in due course.

     Despite these positive developments, we believe that volumes and earnings trends for TeliaSonera International Carrier have been and continue to be unsatisfactory. In September 2002, Telia completed a comprehensive review of its international carrier operations, and decided to change the strategic focus of TeliaSonera International Carrier and significantly restructure its operations. The new focus involves concentrating our operations on wholesale capacity sales, IP and voice over the profitable segments of the wholly owned network in Europe and across the Atlantic Ocean. We will also continue to focus on transport of Internet traffic in the IP network through our peering points in Europe and the United States. During the fourth quarter of 2002 and the first quarter of 2003, several measures were taken to adapt the operations to reflect the new business focus:

•	Our international carrier operations in Asia were closed down. The office in Malaysia was closed in January 2003 and the offices in Singapore and Hong Kong were closed in March 2003.

•	The phase-out of our sales of domestic voice through resellers in the United Kingdom commenced.

•	A phase-out plan for our international carrier co-location business was drawn up to adapt the technical facilities to the new market conditions. Several offices were phased out in the fourth quarter of 2002.

•	The offering of domestic capacity services in the United States was terminated and existing transmission equipment was disassembled in order to reduce operating and monitoring costs.

•	During the fourth quarter of 2002, several market units and customer service functions were centralized to Sweden.

     The restructuring is scheduled to be in large part completed by the end of 2003 and we expect it to enable former Telia International Carrier to show positive cash flow on a monthly basis during 2003, adjusted for restructuring costs.

     In September 2002, Telia also decided to significantly reduce the number of commercial points of presence of its international carrier operations, and to centralize the sales, finance, administration and customer care resources in Sweden. We estimate that, as part of the restructuring, former Telia International Carrier will reduce its original workforce of approximately 800 persons as of September 2002 by more than 50 percent. The strategic refocusing and restructuring will also enable TeliaSonera International Carrier to substantially scale down the number of offices and technical facilities it maintains, as well as reduce the number of its operation and maintenance contracts and leased lines.

     Sonera’s international carrier operations include several European and trans-Atlantic submarine cables as well as a fiber optic cable connecting Stockholm, Helsinki and St. Petersburg. In addition, Sonera’s international carrier operations include a fiber optic cable between Moscow and St. Petersburg and operates a Dense Wavelength Division Multiplexing (DWDM) -based broadband network from Moscow to St. Petersburg, which is connected to Western Europe through Finland.

     Due to the restructuring of TeliaSonera International Carrier, we recorded SEK 3,963 million in restructuring reserves, SEK 5,307 million in write-downs of fixed assets, and SEK 824 million in write-downs of infrastructure and network capacity for the year ended December 31, 2002. We estimate that approximately 50 percent of the restructuring reserve will be utilized in 2003, and that the remaining portion will be used in the future during the phase-out of long-term contracts for submarine cables and technical facilities.

     In addition to the restructuring of the former Telia international carrier operations, the restructuring of former Sonera international carrier operations is also in progress. The integration of these two operations is expected to result in synergies and related implementation costs.

TeliaSonera Holding

     TeliaSonera Holding is responsible for the management and rationalization of our interest in certain companies outside of our core business areas. Currently, TeliaSonera Holding manages more than 100 investments, including investments in subsidiaries, associated companies and other minority holdings.

     From time to time we may restructure, wind up, liquidate or sell all or a portion of our interest in some of the businesses managed by TeliaSonera Holding. In addition, we may also from time to time acquire other non-core businesses to be managed by TeliaSonera Holding.

     The companies subject to TeliaSonera Holding’s management operate in a variety of industries, including pay phone services, credit services and debt collection, venture capital, telecommunications security services, home electronics, and computer software. TeliaSonera Holding also manages certain of our international investments that are not deemed to be part of our core business. Some of the companies managed by TeliaSonera Holding derive a significant portion of their revenues from customers outside of the TeliaSonera group. Other companies managed by TeliaSonera Holding principally provide products and services to our other business units or to customers served by our other business units. Some of the most significant companies managed by TeliaSonera Holding, in terms of annual revenues and customers, are the following:

•	Sergel Kredittjänster AB offers credit and debt collection services through secured tools for customer selection and claims services. In 2002, Sergel Kredittjänster had revenues of SEK 305 million, of which 49 percent were derived from external sales. Sergel Kredittjänster is a wholly owned subsidiary of TeliaSonera.

•	Slottsbacken Venture Capital KB is a venture capital fund that invests in companies operating in the information and communications market. We have a 50 percent interest in the fund. As of December 31, 2002, our share of funds under management was SEK 85 million.

•	SmartTrust AB and its affiliated companies specialize in providing infrastructure software for managing and securing wireless services. SmartTrust’s main customers are wireless operators. SmartTrust recorded revenues of approximately SEK 200 million for the year ended December 31, 2002, mainly from licensing fees.

In October 2002, Sonera sold an approximate 54 percent interest in SmartTrust to a group of private equity investors for a total consideration of approximately SEK 320 million, and we currently retain the remaining approximately 46 percent of shares.

•	Sonera Zed is an international mobile services business that Sonera launched in Finland in October 1999. Zed provides entertainment and information services, such as stock quotes, weather and directory services, to mobile handsets. Zed is currently available through mobile operators in six countries. Zed recorded revenues of approximately SEK 440 million for the year ended December 31, 2002, mainly from SMS based services.

In August 2002, Sonera concluded an agreement with Yahoo! Inc, a leading global Internet company, whereby Yahoo! acquired a 16 percent interest in Zed and the right to increase its shareholding in Zed up to 100 percent over the next two years, at a price to be determined based on Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to us over the next two years at a maximum total consideration of approximately SEK 100 million.

•	Telia Finans AB offers lease financing and invoicing services for telecommunications, data communications and office equipment to hardware and software suppliers, manufacturers and wholesale and retail dealers within the telecommunications and information technology sector. In 2002, Telia Finans had net interest income of SEK 284 million. In addition, as of the end of 2002, Telia Finans had 36,000 customers, the majority of which were external to the TeliaSonera group. Telia Finans is a wholly owned subsidiary of TeliaSonera.

•	Telia Promotor AB is a leading supplier of customer relationship management and contact center services in the Nordic countries. Promotor offers services that integrate telecommunications, voice and web services designed to assist customer service departments to work more efficiently. In 2002, Promotor had revenues of SEK 266 million. Promotor is a wholly owned subsidiary of TeliaSonera.

•	Unite AB develops and maintains security services, including risk management, information security, fire protection and admission protection. In 2002, Unite had revenues of SEK 150 million and 80 customers, the majority of which were external to the TeliaSonera group. Currently, TeliaSonera represents approximately 80 percent of Unite’s annual revenue. Unite is a wholly owned subsidiary of TeliaSonera.

     We also have a 49 percent interest in the Telefos Group. The most significant companies within the Telefos Group include the following:

•	Swedia Networks AB, with approximately 2,550 employees, is a telecommunications construction company specializing in design, construction and field service for electronic telecommunications infrastructure.

•	Ki Consulting & Solutions AB, with approximately 800 employees, is a company providing businesses IP, Internet, intranet Broadband, fixed and mobile software solutions.

•	Validation AB, with approximately 400 employees, is a company specializing in the testing and integration of products and product support systems including customer data, networks, IT-architecture and technical and management procedures.

     In 2001, Telia sold 91 percent of the share capital of the Orbiant Group to Flextronics Network Services Sweden AB. Flextronics acquired Telia’s remaining nine percent interest in the Orbiant Group in July 2002. The Orbiant Group consisted of companies engaged in businesses including the design, construction and operation of public networks, the installation of local access equipment, the integration, implementation and operation of business systems and the provision of services to mobile access networks. We presently maintain significant and continuing commercial and financial relationships with some of the companies held by the Telefos Group and the Orbiant Group. See “Item 7.B. Related Party Transactions.”

     Under the terms of the sale of its partial interest in Telefos and its entire interest in Orbiant, Telia entered into commitments to purchase pre-determined levels of products and services from Telefos and Orbiant, respectively. As is customary in negotiated sales, Telia gave representations and warranties relating to both Telefos and Orbiant to the purchasers.

     In September 2001, KF, Skandia and Telia signed an agreement to jointly form Coop Bank, which aimed at offering services through fixed and mobile telecommunications. In June 2003, Coop Bank had its banking license revoked. We have a 20 percent ownership interest in Coop Bank, and have committed to make capital contributions to Coop Bank amounting to SEK 140 million, of which SEK 120 million has been paid. We have written down our investment in the bank to zero.

     TeliaSonera Holding also holds interests in a number of companies offering other wireless communications services, such as radio services, marine VHF (Very High Frequency) services and satellite services, which we do not consider to be core businesses.

     In addition, TeliaSonera Holding manages our non-core investments in several telecommunications companies outside our home market. These include the following:

•	Netia Holdings S.A. We currently own approximately two percent of the shares in Netia, an independent fixed line telecommunications operator in Poland, and have entered into agreements to completely divest our holdings in Netia. As of December 31, 2002, we owned 48 percent of the shares in Netia. Our shareholding was reduced principally as a result of a financial restructuring of the company in which creditors’ claims were converted in equity. For the year ended December 31, 2002, Netia’s total consolidated revenues amounted to Polish zloty 604 million.

Telia recorded a substantial impairment charge relating to its investment in Netia in 2001 and, subsequently,

wrote down its investment in Netia to zero as a result of a loss in earnings from associated companies attributable to Netia.

•	Infonet Services Corporation. As of December 31, 2002, we owned a 20.1 percent shareholding in Infonet, a leading provider of cross-border managed data communications. For the fiscal year ended March 31, 2003, Infonet provided nearly 3,000 companies worldwide with data communication services. For the fiscal year ended March 31, 2003, Infonet’s revenues amounted to $654 million.

Our ownership in Infonet is subject to a shareholder’s agreement between us and Infonet’s five other largest Class A shareholders. The agreement provides us and certain of the other Class A shareholders with the right to appoint one director to Infonet’s board of directors. The Class A shareholders own approximately 78 percent of the Class B shares and control approximately 96 percent of Infonet’s total voting shares.

In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to Infonet’s initial public offering. See “Item 8.A.7 Legal and Regulatory Proceedings.”

•	Tess S.A. In April 2001, Telia and its majority owned subsidiary Overseas Telecom (formerly, Telia Overseas) sold all of their economic interest in the Brazilian mobile operator Tess for cash and notes to Telecom Americas Ltd., a consortium owned by America Moviles, Bell Canada International and SBC Communications. To meet the requirements of the telecommunications regulatory authority in Brazil, Agencia Nacional de Telecommunicacos, or Anatel, under Tess’s concession, Telia was required to maintain voting control in Tess until December 2003. We and Overseas Telecom have, accordingly, retained a majority of the voting shares in Tess. As part of the transaction, however, Telia and Overseas Telecom granted a call option to Telecom Americas to purchase our and Overseas Telecom’s voting interest in Tess, which may be exercised in the event all Brazilian laws and regulations applicable to the transfer of the voting interest are satisfied. At the same time, Telecom Americas granted Telia and Telia Overseas a put option granting Telia and Telia Overseas the right to put their voting interest in Tess to Telecom Americas under substantially the same conditions. As part of the transaction, Telecom Americas has released us from all liabilities which may arise in relation to its ownership of Tess, apart from certain legal claims brought by former minority shareholders of Tess, and subject to representations and warranties relating to the businesses sold.

•	International Portfolio of Overseas Telecom AB. Overseas Telecom, currently a subsidiary in which we hold a 65 percent interest and three Nordic institutional investors hold the remaining 35 percent, holds interests in several mobile and/or fixed line operators with businesses outside of the Nordic region. Overseas Telecom currently holds interests in Brazil, Hong Kong, Namibia, Sri Lanka and Uganda. As noted above under “— Tess S.A.,” Overseas Telecom’s economic interest in Tess in Brazil was sold in April 2001. Overseas Telecom also sold its interest in Bharti Mobile Ltd (India) in June 2003. Overseas Telecom seeks to sell its remaining holdings. In the third quarter of 2003, Overseas Telecom is expected to become a 42 percent held associated company.

•	Metro One Telecommunications Inc. We hold a 24.3 percent interest in Metro One, a developer and provider of enhanced directory assistance and information services for the telecommunications industry based in Oregon, United States. In 2002, Metro One recorded revenues of $258 million and net income of $26 million. As of December 31, 2002, Metro One had total assets of $199 million.

We are a party to an Investment Agreement with Metro One which provides, among other things, that we may designate two persons as members of Metro One’s seven member board of directors. The agreement also contains restrictions on our ability to sell or transfer our Metro One shares.

     TeliaSonera Holding also manages our investments in international UMTS joint ventures. We have investments, together with partners, in UMTS licenses in Germany, Italy and Spain. Due to changed circumstances relating to the UMTS joint ventures, Sonera wrote off the entire carrying value of its investments in Germany, Italy and Spain in 2002. We have also taken a number of steps to limit our future financial exposure to our UMTS investments.

     As a result of our decision not to invest any additional funds into Group 3G and to limit our investments in Ipse 2000 and Xfera, we may experience a dilution in the value of our interest in these companies over time if other shareholders or third parties decide to invest additional equity capital. In addition, if our UMTS joint ventures in Germany, Italy and Spain cannot fulfill the conditions under their UMTS licenses or obtain a modification to the license terms, such licenses could be revoked.

     We are continuing to evaluate other strategic alternatives regarding our holdings in UMTS joint ventures, including the possible disposition of all or a portion of our interests in such companies. The following discussion provides a brief description of our interest in the joint ventures that have been granted UMTS licenses.

•	Germany. Group 3G, a joint venture in which we hold a 42.8 percent interest, was awarded a UMTS license as the result of an auction process in Germany in August 2000 for a total purchase price of €8,471 million. Telefónica Móviles S.A., a subsidiary of Telefónica S.A., a major Spanish wireless communications company, holds the remaining 57.2 percent interest in Group 3G. Sonera paid approximately €3,625 million for its pro rata share of the total purchase price of the license. In July 2002, the board of directors of Group 3G decided to halt Group 3G’s commercial operations. In the second quarter of 2002, Sonera made a €3,844 million write-down of its total investment in Group 3G, thereby reducing the carrying value of its investment in Group 3G to zero.

On November 8, 2001, Sonera entered into a new Group 3G shareholders’ agreement with Telefónica in light of Sonera’s decision to cap its investment in Group 3G. Under the shareholders’ agreement, neither Sonera nor Telefónica is required to provide additional funding to Group 3G. Should a shareholder decide not to provide funding, and the other shareholder provides substitute funding, the amount of any equity the funding party receives will be based on the fair market value of Group 3G’s equity at the time of funding.

•	Italy. Ipse 2000, a joint venture in which we hold a 12.55 percent interest, was awarded one of five national licenses by the Italian government. The aggregate price for the license was approximately €3,269 million, approximately €2,066 million of which was paid at the time the license was awarded, and the remaining €1,203 million of which is due in ten yearly installments, the first of which was due at the end of 2001. In the second quarter of 2002, Sonera made a €294 million write-down of its investment in Ipse 2000, thereby reducing the carrying value of its investment in Ipse 2000 to zero.

Ipse 2000 has committed to pay the remaining €1,203 million portion (plus interest) of the UMTS license in ten yearly installments commencing at the end of 2001. We, together with the other shareholders of Ipse 2000, have counter-guaranteed Ipse’s remaining license payments to the Italian government. Some of these counter-guarantees have been given in the form of pledged cash. We, together with the other shareholders of Ipse 2000, have also issued counter-guarantees on behalf of Ipse 2000 in connection with the rental of base station sites. Our total obligations with respect to Ipse 2000 currently amount to €160 million, of which approximately €126 million relates to our remaining pro rata portion of the deferred purchase price for the UMTS license. In the second quarter of 2002, the carrying value of Ipse was written down to zero, and Sonera recorded a €142 million provision for its pro rata portion of the deferred license payment.

In the fourth quarter of 2001, we notified the board of directors of Ipse 2000 that we do not intend to provide any additional funding to Ipse 2000. We will, however, remain obligated to fund our pro rata share of the deferred purchase price of Ipse 2000’s UMTS license and remain liable on the counter-guarantees that we issued for Ipse 2000 in the aggregate amount of €160 million.

•	Spain. Xfera, a joint venture in which we hold an approximate 14.2 percent interest, was granted one of four UMTS licenses in Spain in March 2000. Xfera paid an initial license fee of approximately €130 million, of which Sonera paid its pro rata share of €19 million. In 2002, Sonera made a €72 million write-down of its investment in Xfera, thereby reducing the carrying value of its investment in Xfera to zero.

In addition to us, the shareholders of Xfera include a subsidiary of Vivendi, which holds a 29.5 percent interest in Xfera, and a number of other Spanish and international financial and telecommunications groups. We hold our interest in Xfera through ACS Sonera Móviles SA, a holding company which has an approximate 34.2 percent interest in Xfera. We own a 41.6 percent interest in ACS Sonera, and ACS, a Spanish construction and engineering company, owns the remainder.

Under the shareholders’ agreement for Xfera, we agreed to provide financing to the joint venture for ongoing operations in accordance with the business plan adopted by the company. Based on the business plan for Xfera, we currently anticipate being obligated to contribute an additional €226 million to the company. We, together with the other shareholders of Xfera, provided counter-guarantees to banks that have issued guarantees on behalf of Xfera in favor of the Spanish government relating to the fulfillment of Xfera’s commitments in connection with its UMTS license. We expect, based on a decision announced by the Spanish government to reduce the amount of the guarantees supporting Xfera’s performance guarantee, that our outstanding counter-guarantees with respect to Xfera will be reduced to below €100 million from €387 million. The process of reducing the level of our counter-guarantees is currently ongoing. In addition, we have provided counter-guarantees of approximately €29 million as our pro rata share to cover the payment of Xfera’s spectrum fees for 2001, 2002 and 2003.

In October 2001, Xfera’s board of directors agreed to significantly curtail Xfera’s capital and operating expenditures until the necessary UMTS technology becomes commercially available for Xfera to launch commercial UMTS services or Xfera receives the necessary license and spectrum allocation to launch GPRS/GSM services. This is expected to defer, and possibly reduce, our existing capital commitment to Xfera. We will, however, remain liable for the counter-guarantees we have issued on behalf of Xfera in connection with Xfera’s fulfillment of certain conditions contained in its UMTS license.

Under the terms of the Xfera shareholders’ agreement, we have the right to appoint two members to a 15 member Xfera board of directors so long as we continue to maintain at least a ten percent equity interest in Xfera.

Should Xfera require additional financing, the Xfera shareholders’ agreement provides that a majority of 86 percent of the shares held in Xfera may decide to set the terms and conditions under which additional financing will be provided. Defaulting members of Xfera may decide up to the time of the actual funding to provide their pro rata portion of the additional financing under the same terms and conditions approved by those requesting the additional financing. If additional financing is necessary to prevent the award of the license from being revoked by the Spanish authorities or if additional financing is required to avoid a forced liquidation of Xfera, then the approval of members of Xfera representing 51 percent of the share capital will suffice to set the terms and conditions of additional financing.

Should we breach our obligations under the Xfera shareholders’ agreement, the non-breaching members of Xfera have the right to purchase all of our Xfera shares at a 20 percent discount from the market value of the shares on the day of exercise.

Networks and Infrastructure

Mobile Infrastructure

     As of March 31, 2003, our GSM network covered approximately 85 percent of the geographical area and approximately 99 percent of the population in Sweden, and approximately 97 percent of the geographical area and over 99 percent of the population in Finland.

Network Infrastructure

     The infrastructure of a mobile communications network, whether analog or digital, includes the following components:

•	radio access network comprising base stations, which communicate by radio signal with the mobile handset, and controller nodes (base station controllers or radio network controllers) that manage the base stations and their resources. Our radio access network consists of more than 28,000 base stations and approximately 220 controller nodes;

•	radio sites, at which the base stations are located, as well as antenna systems and masts. We have more than 14,500 radio sites in the Nordic countries;

•	core network comprising mobile switching centers, which control the traffic flow, and home location registers, which not only contain information regarding subscribers using the network but also authorize their network usage. We have approximately 90 switching nodes in our core networks;

•	transmission network comprising cabling and other transmission devices to connect different components of the network; and

•	service network comprising a set of nodes designated for specific service purposes, such as SMS and voice mail.

UMTS Network

     We have access to a UMTS license in Sweden through our network sharing agreement with Tele2, which was established in March 2001. The network sharing agreement gives us access to the UMTS license of the Swedish joint venture, Svenska UMTS-nät. In March 2003, Svenska UMTS-nät requested the Swedish regulators to amend its UMTS license to push back the date by which our and Tele2’s UMTS network must be completed. Svenska UMTS-nät has cited as primary reasons for its request its difficulty in receiving required building permits and the unavailability of key UMTS technology. We currently estimate that the UMTS network under construction by us and Tele2 will cover 70 percent of the population of Sweden by early 2004. Our goal is that the coverage requirements in Sweden will be met by the end of 2005, provided there are no significant changes in technological and market developments.

     Sonera opened its UMTS network for technical testing in Finland on January 1, 2002. We expect to be able to open our Finnish UMTS network for commercial use during 2003, provided that the UMTS network technology is matured and the commercial availability of dual mode UMTS/GSM handsets is sufficient.

     The implementation of GPRS, UMTS and WLAN technology is expected to enable mobile networks to transfer data at sufficient speeds to support a wide range of data and media applications. We are participating in the standardization process for these new technologies and are actively evaluating the possible applications and services that such technologies will enable.

Operation Monitoring Centers

     All of our mobile networks are continuously monitored for faults and errors. The three main centers for network monitoring are situated in Sundsvall in Sweden, Jyväskylä in Finland and Trondheim in Norway, which provide around the clock surveillance of all components in the networks.

Development Plan

     We view the further development of our networks in the Nordic countries as an ongoing process. We intend to continue building new base stations, adding cells to existing base stations and updating the technology and functionality of our existing networks in the Nordic countries in order to meet customer demands on coverage, capacity and quality. We will focus on, among other things, the improvement of indoor coverage of our networks, in particular in areas such as shopping malls, underground parking garages and subway tunnels. In addition, we have installed a number of base stations to improve the quality of our network coverage within the offices and production facilities of some of our major corporate customers. In addition to our use of UMTS technology, we are exploring the possibility of updating our GMS network using EDGE (Enhanced Data rates for GSM Evolution) technology. We will continue to build WLAN as a complement to UMTS for Intranet/Internet access and other services.

     Value added service nodes, to the extent economically advantageous, will be centralized and commonly operated. They will serve all our national networks via a common transport backbone. We intend to develop our infrastructure in such a way that services can be reached via a wide array of accesses, such as GSM, GPRS, UMTS and WLAN.

Fixed-line Infrastructure

     Management believes that our Swedish and Finnish networks are among the most technologically advanced fixed line networks in the world. Our Swedish and Finnish networks feature:

•	all-digital local, trunk and international switching;

•	all-digital transmission, with regional and trunk transmission based mostly on fiber optic cable infrastructure, which features Synchronous Digital Hierarchy (also known as SDH, the European standard for high-speed digital transmission using fiber optic cables) transmission systems and DWDM transmission systems;

•	IP network;

•	ATM and Frame Relay Network;

•	wide access to ISDN; and

•	broadband access.

     Our nationwide fixed networks in Sweden and in Finland function as the backbone for our operations, supporting not only our local, long distance and international traffic, but also mobile and data communications trunk traffic.

•	Local Network: Our existing local networks in Sweden and Finland are fully digitalized. As of March 31, 2003, we had the capability to provide approximately 93 percent and 99 percent of end-users in Sweden and Finland, respectively, with ISDN access. In 2002, the number of ADSL accesses increased by 123,000 and 54,000 in Sweden and Finland, respectively. We have approximately 7,000 and 4,100 nodes in Sweden and Finland, respectively, with installed equipment as interconnect points for local access.

•	Regional and National Trunk Network: Our regional and trunk networks are fully digitalized and mainly utilize SDH line systems and cross-connect equipment. The SDH technology either works directly on fiber optic cables or on DWDM transmission systems that are capable of operating at transmissions speeds of up to 40 × 10 Gbps in Sweden, and 32 x 2.5 Gbps in Finland.

     SDH allows for enhanced reliability. Through the use of a stand-by national network and restoration system and self-healing local rings, the synchronous digital hierarchy optical network is protected against single cable failures.

     DWDM-technology provides an effective platform for SDH, IP and wavelength services.

     We also operate a number of packet switched digital networks used principally for the provision of X.25, frame relay and ATM data services.

     We operate one of the largest and fastest IP backbone networks in the world. Connectivity between super core and core nodes is from 2.4 Gbps to 10 Gbps. There are 763,000 dial-up and 321,000 broadband subscriptions connected to our Swedish network, while in Finland, there were approximately 181,000 residential dial-up and 71,000 broadband subscriptions at the end of 2002.

     During 2001 and 2002, we endeavored to satisfy the growing demand for interactive broadband services by refining our fixed network in terms of capacity, functionality and traffic control. Three dimensions of this effort include:

•	increasing capacity in the fiber optic backbone network. During 2001, we added substantial capacity to our network in southern Sweden and also laid fiber optic cable between Stockholm and Haparanda, Sweden;

•	increasing capacity in access networks nearest the subscriber. In this respect, we expanded our fiber optic networks in larger Swedish cities, including Stockholm, Gothenburg and Malmö. We are also expanding our ADSL access, within the reach of 75 percent of Sweden’s households at the end of 2002. In Finland, 66 percent of our fixed line customers are within the reach of ADSL. We also obtained a license during 2001 to build broadband access networks in Sweden based on fixed radio; and

•	shifting our technology to IP-based fixed networks. During 2001 and 2002, we equipped our IP network in Sweden with new functions, such as Multicast and Quality of Service. The latter will enable our subscribers to select their level of service quality and performance, and Multicast, which allows the IP network to be used for telecommunications and other real-time solutions. In 2001, Telia began implementation of Ipv6, a protocol that we believe will resolve the potential shortage of IP addresses in the IP network.

International Network

International Network

     We have established a high quality international fiber optic backbone network based on fiber optics and wavelength technology. Our network is based on a fully operational 19,800 kilometer long duct/cable network with repeater stations in Europe. Our network is connected to New York via the transatlantic cable system, TAT 14. In addition, our IP network, called TeliaNet, is a global network with multiple high speed links as well as extensive interconnections to other Internet carriers across Europe and the United States.

Geographical Breakdown of Operations

     To date, we have primarily generated our revenues in Sweden and the other Nordic countries. Of our external sales in 2002, approximately 75 percent were generated in Sweden and approximately 18 percent in the Nordic region other than Sweden. The following table sets forth our external net sales by geographic segment for the periods indicated:

	For the year ended December 31,

Geographic segment	2002	2001	2000

	(SEK in millions)
Sweden	44,820	46,348	46,469
Finland	2,656	1,256	1,234
Norway	5,541	4,420	1,778
Denmark	2,662	2,437	2,082
Baltic region(1)	772	133	137
Rest of Europe	2,003	1,667	1,292
Rest of world	1,029	935	1,072

Total	59,483	57,196	54,064

(1)	For purposes of this table, the Baltic region comprises Estonia, Latvia, Lithuania, Poland and northwestern Russia.

     The table below sets forth external net sales, on a combined TeliaSonera basis for the full year 2002, by reporting unit based on our new business structure. Since the completion of the merger, we generate most of our external sales in Sweden and Finland. Of our external sales in 2002, on a combined basis, approximately 51 percent were generated in Sweden, approximately 21 percent in Finland and approximately 18 percent in Norway, Denmark and the Baltic countries.

For the year ended
December 31, 2002(1)

(SEK in millions)
TeliaSonera Sweden	41,533
TeliaSonera Finland	17,295
TeliaSonera Norway, Denmark and the Baltic countries
Norway	5,482
Denmark	2,593
Baltic countries	6,291
TeliaSonera International
Eurasia	847
International Carrier	5,702
TeliaSonera Holding	1,978
Corporate and adjustments	(742)

Total	80,979

(1)	Excluding Com Hem and Telia Mobile Finland, each of which were divested in 2003.

Competition

Sweden

     We operate in an increasingly competitive environment in Sweden, which has resulted in strong price pressure on many of our products and services. Sweden was among the first countries in Europe to have liberalized and deregulated its telecommunications market. Currently, there is an almost unlimited right to provide telecommunications services in Sweden, and a number of non-Swedish controlled entities provide telecommunications services in Sweden.

Mobile Communications

     Our major competitors for mobile communications services in Sweden are Tele2 (Comviq), Vodafone and Hi3G Access AB (3). In the future, we expect to face competition from additional UMTS operators and mobile service providers such as Sense Communications and Song Networks. Orange Sverige AB, which has a UMTS license in Sweden, has recently announced its intention to withdraw from the Swedish market. Competition in our mobile communications business in Sweden is currently based primarily on service quality, including factors such as availability of new services, network coverage and price competition.

Internet and Data Communications

     Our major competitors in the Internet and data communications market in Sweden are Tele2, Telenordia, Utfors, B2 Bredband AB, Com Hem AB, Chello Broadband AB, UPC Sverige AB and Spray. Of these companies, our primary competitors for broadband access are B2 Bredband, Com Hem, Chello, UPC and Utfors.

Fixed Voice Services and Fixed Networks

     Our major competitors in fixed voice services and fixed networks services in Sweden in the retail sector are Tele2, Telenordia, MCI Corporation, Utfors, Equant Sweden AB, RSLCom Sweden AB, Rix Telecom AB (publ), Vattenfall AB (Abonnera), Supertel Sverige AB, Song Networks, FaciliCom International Sweden AB (Tele8), TeliTel AB, CallMedia Telecom CMT AB, NETnet AB, HemEl AB and Glocalnet AB and, in the wholesale sector, our competitors are Tele2, Song Networks, Utfors, Telenordia, Glocalnet, Rix Telecom and B2 Bredband. We believe that competition for fixed voice services and fixed networks services in Sweden will increasingly be based on price.

     TeliaSonera International Carrier faces competition in Europe and the United States from competitors such as France Telecom, British Telecommunications plc, COLT Telecom Group plc, Global Crossing Ltd, Cable & Wireless Plc and Level 3 Communications Ltd. Competition in TeliaSonera International Carrier is currently based primarily on price, although we expect that as the carrier business matures, competition will increasingly be based on quality of service.

Finland

     The telecommunications market in Finland is highly competitive, characterized by successive promotional campaigns and price competition, with the exception of local telephone service where the market is dominated by incumbent local operators that control, with minor exceptions, the local access market.

     Generally, our main competitor in Finland is Elisa Communications, which is the largest local access operator in Finland and whose traditional service area is the Helsinki metropolitan area. Elisa Communications is also the parent of a number of telecommunications companies, including Radiolinja, the second largest mobile operator in Finland.

     Another significant competitor in Finland is the Finnet Group, an alliance of local telephone companies, which after the reorganization of its group structure is the owner of DNA and Suomen 2G Oy (a mobile network operator), among other group companies.

Mobile Communications

     Our main competitors for mobile communications services in Finland include Radiolinja and DNA. DNA acquired the GSM and WLAN operations of former Telia Mobile Finland from us in June 2003. In addition, we compete with a number of service operators which do not maintain their own network such as Saunalahti Group Oyj (Jippii) and RSL Com Finland Oy. We consider it likely that Radiolinja and other competitors will continue to market their services aggressively and reduce prices for their services in the future. In addition, Radiolinja, Suomen 3G Oy and Tele2 all have UMTS licenses, and have opened their UMTS networks for technical testing purposes in the beginning of 2002 in compliance with the terms of their UMTS licenses. Tele2 currently is not offering any GSM services in Finland but announced in June 2003 that it had concluded a service operator agreement with Radiolinja.

     Allocation of additional frequency capacity in Finland to other operators could, in the future, increase the competitive environment in the Finnish GSM market. At present, there are no unallocated frequencies in the

GSM 900 MHz band that are accessible using commercially available telecommunications equipment. The Finnish authorities have indicated that unallocated GSM 1800 frequencies, although limited, may be allocated on demand within the next few years.

     The Finnish Ministry of Transport and Communications has announced that it currently has no plans to require existing operators to give other GSM operators and service operators mandatory national roaming rights. However, the provisioning of national roaming may become obligatory pursuant to the new regulatory framework for electronic communicative networks and services of the European Commission. In the event that a national roaming scheme were introduced either for current or future frequencies, local mobile operators would gain access to our Finnish national GSM 900 network, which could result in increased competition in the Finnish mobile market. In addition, under a recently enacted Finnish law, holders of UMTS licenses will have the right to roam on the GSM 900 and GSM 1800 networks of operators under certain conditions, which could have the effect of increasing competition.

Internet and Data Communications

     The market for Internet and data communications services in Finland is highly competitive. With respect to consumer media services in Finland, including Internet related services, we compete with Saunalahti Group, MTV3 Oy, Elisa Communications and the Finnet Group, among other competitors. With respect to the provision of Internet access to business customers in Finland, we compete principally with Elisa Communications and the Finnet Group, and expect to face increasing competition from other companies, such as a range of IT companies, in the future.

     In data communications services market in Finland, our competitors include Elisa Communications and Finnet Group, among others, and international telecommunications companies that provide data services to large corporate customers in Finland.

Fixed Voice Services and Fixed Networks

     In addition to TeliaSonera, there are currently approximately 60 local telephone companies that provide local telephone services in Finland. Many of these have maintained monopolies in their traditional local service areas, which cover most of the larger towns and urban areas of Finland. The majority of these local operators belong to either Elisa Communications or Finnet Group. These local operators generally own their own networks and operate mainly in larger cities and towns. Traditionally, there has been only one local operator per area. Competition has not increased materially since the opening of the local voice market in 1994 due to the high upfront costs of building a local network and the long-term relationships between local telephone companies and their customers.

     As a result of the foregoing, competition in local markets is limited, and has focused largely on business customers. We have been installing fiber optic cable loops in major cities in Finland and leasing lines from our competitors primarily to satisfy existing demand from our Finnish corporate customers and to build platforms for possible future competition in local markets.

     Competition has forced the prices of long distance calls in Finland to levels considerably below the average long distance calling rates in the other member states of the European Union. Our primary competitors for long distance voice services in Finland are the Finnet Group, Elisa Communications and Song Networks.

     Our competitors in the provision of international voice services in Finland include Finnet International and Song Networks. The international voice service market has been characterized by aggressive promotional campaigns and price reductions. We believe that competition will continue to increase in the international telecommunications market, resulting in further reductions of tariffs. In addition, we face competition in Finland from service operators, and from international telecommunications operators.

Norway

     Our main competitor for mobile communications services in Norway is Telenor. There are also several service providers and content providers operating on the Norwegian mobile communications market.

Denmark

     The market for mobile communications services in Denmark is highly competitive. Our main competitors in the Danish mobile communications market are TDC, Sonofon and Orange, of which TDC is the largest. In the market for Internet services in Denmark, we face competition from TDC, Tele 2, Sonofon and Orange A/S (formerly, Mobilix). Orange also competes with us in the area of data communications. In the fixed network and fixed voice services market in Denmark, our major wholesale competitors are TDC, Orange, Global Connect A/S, Song Networks, COLT and Global Crossing, and our major retail competitors are TDC, Tele2, Debitel Danmark A/S, Orange and Sonofon.

The Baltic Countries

     We have been facing increasing competition in the Baltic States due to the recent deregulation of the telecommunications markets in these countries and the increase of competitors entering the market as it continues to develop and grow. In Lithuania, our competitors in the mobile communications market are Bite GSM and Tele2. Our main competitor in the Latvian market for mobile communications services is Tele2. While currently we do not have any direct major competition in the market for fixed voice services and fixed network services in Latvia and Lithuania, the fixed communications monopoly ended in Latvia and Lithuania on January 1, 2003, and we expect several new competitors to enter the market. In Estonia, our main competitors for mobile communications services are Radiolinja Eesti AS and Tele2 Eesti AS, while in fixed voice services and Internet and data communications, we compete mainly with Tele2 and Uninet AS.

Marketing

Sweden

     In Sweden, we market our mobile, Internet and other services to residential and business subscribers through sales agents, independent distributors, the Internet via our www.telia.se site and through our retail stores. Our network of retail stores in Sweden has an important role by providing a showcase for our products and services as well as by contributing to the creation of our strong brand presence. As of December 31, 2002, our services were available through approximately 77 Telia stores and 8,000 external resellers in Sweden.

     Through www.telia.se, we are also able to offer personalized product offerings to our on-line customers based on their prior on-line use. The www.telia.se portal also provides a convenient means for new customers to subscribe to additional services provided by us. We believe that www.telia.se will become one of our major distribution channels for the purchase and use of our services. We also believe that the use of this self-service channel will lead to lower operating costs than are typically associated with more traditional distribution and service channels.

     In addition, Skanova, our Swedish wholesale operator, and TeliaSonera International Carrier are each active in the Swedish market and offer national and international network services to operators and service providers. Skanova uses a differentiated distribution channel that enables us to separately focus on large companies, public organizations and small- and medium-sized companies.

Finland

     In Finland, we market our services to residential customers primarily through independent distributors and to corporate customers primarily through our direct sales force. Both business and residential customers are also able to subscribe to services via the Internet.

     Our principal distributor in Finland is an independent dealer network, which has acted as the non-exclusive distributor of Sonera’s mobile subscriptions since 1990. The network comprises approximately 1,000 outlets in Finland, including specialty stores for mobile communications equipment, home electronic stores and department stores. In our Internet portal, customers are able to modify their subscription options, and subscribe to additional services through Internet, WAP and SMS.

Norway, Denmark and the Baltic Countries

     In Denmark, fixed, mobile and Internet services are mainly sold through external resellers. Digital cable television access is mainly sold through our subsidiary, Telia Stofa, as well as through antenna associations. We manage our own sales of network capacity and network services to operators and service providers in Denmark. In Norway, sales of mobile services are carried out through a network of external resellers. In the Baltic countries, each of our subsidiaries and associated companies operates through both its own retail stores and external resellers.

Regulation

The European Union

General

     Sweden and Finland are members of the European Union and, as such, are required to follow European Union regulations and to enact domestic legislation to give effect to European Union legislation that is adopted in the form of directives and decisions. Resolutions, recommendations and opinions are not legally binding but are politically important. Recommendations are of particular importance in the field of telecommunications.

     On May 1, 2004, ten new member states are scheduled to join the European Union, including countries in which we have significant operations, such as Lithuania, Latvia and Estonia. European Union law, including related telecommunications legislation, will be applicable in these countries from the date of accession.

Liberalization of Telecommunications Markets

     The liberalization of the European telecommunications sector began on June 28, 1990, when the European Commission adopted a Directive on Competition in the Markets for Telecommunications Services (90/388/EEC) (the “Services Directive”). The Services Directive abolished existing monopolies on, and permitted the competitive provision of, all telecommunications services with the exception of the commercial provision to the public of direct transmission and switching of speech in real time between two points on the public network. The scope of the Services Directive has been extended to cover satellite telecommunications services (October 13, 1994), telecommunications services provided via cable television networks (October 18, 1995) and mobile and personal communications (January 16, 1996).

     On March 13, 1996, the Services Directive was amended by the so-called “Full Competition Directive” (96/19/EC), which permitted alternative infrastructure providers, such as cable companies, railroads and utility companies, to resell capacity on their networks for the provision of liberalized telecommunications services, beginning July 1, 1996.

     On September 16, 2002, the European Commission adopted Directive 2002/77/EC on competition in the markets for electronic communications networks and services which consolidates, clarifies and repeals the Services Directive, as amended, and the Network Separation Directive. The consolidating Directive entered into force on October 7, 2002, and European Union member states must confirm their compliance with it by July 24, 2003.

ONP Directives

     The legislative process of the harmonization of telecommunications services and equipment began with the adoption of the ONP (Open Network Provision) Framework Directive (90/387/EEC) on June 28, 1990. This directive concerned the conditions under which telecommunications providers and consumers could gain open and efficient access to the state monopoly telecommunications service provider’s public networks.

     The ONP Framework Directive was followed by ONP directives on leased lines on June 5, 1992 (Directive 92/44/EEC), and on voice telephony on December 13, 1995 (Directive 95/62/EC). On October 6, 1997, the ONP Framework and the ONP Leased Line Directives were modified by Directive 97/51/EC, which adapted them to a more competitive environment. On February 26, 1998, the Voice Telephony Directive (98/10/EC) updated Directive 95/62/EC and extended ONP requirements to all voice telecommunications and to the provision of universal telecommunications services.

     On June 30, 1997, the “Interconnection Directive” (97/33/EC) established principles for setting interconnection charges and allocating the cost of universal service obligations and imposed accounting safeguards to avoid unfair cross-subsidization. Organizations with significant market power (25 percent share of the relevant market) must offer interconnection services at cost-based rates on a non-discriminatory basis. This Directive was modified on September 24, 1998, by Directive 98/61/EC, which introduced operator number portability in fixed networks throughout the European Union and created a legal basis for the introduction of carrier pre-selection.

     The European Commission has also issued recommendations on termination charges in the fixed network, packet switching data services and ISDN offerings.

     As of July 25, 2003, the ONP Directives will be largely repealed by the New Communications Framework. See “—New Communications Framework.”

Licensing

     A European Union directive on general authorizations and individual licenses in the field of telecommunications services (97/13/EC) was adopted on April 10, 1997. It will be repealed on July 25, 2003, by the New Communications Framework. See “—New Communications Framework.”

     On December 14, 1998, the European Parliament and the Council adopted the “UMTS Decision” (128/1999/EC), which provides for the coordinated licensing regulatory framework of third generation mobile communication systems in the European Union member states to ensure that users can use their third generation handsets or other devices anywhere in the European Union just as they can with GSM today. This pan-European roaming will result from licenses being based on the coordinated allocation of frequencies and the use of European Telecommunications Standards Institute’s (ETSI) standards. European Union member states were required to establish an authorization system for UMTS by January 1, 2000 and to allow for UMTS services to begin as of January 1, 2002. We are involved in a UMTS joint venture in Sweden. See “—TeliaSonera Sweden—Mobile Communications—Non-Voice Services.” We opened our UMTS network for technical testing in Finland on January 1, 2002 and we expect to be able to open the network for commercial use during 2003. See “—TeliaSonera Finland—Mobile Communications—Non-Voice Services.” The introduction of UMTS services is dependent upon a number of factors, including the development of commercially viable technology and the ability of telecommunications operators to license such technology on commercially acceptable terms.

New Communications Framework

     Following a review of the telecommunications regulatory framework in 1999, the European Parliament and the Council adopted a new regulatory framework for electronic communications networks and services (the “Communications Framework”) consisting of:

•	five harmonization directives, including a framework directive and four specific directives on (1) authorization, (2) access and interconnection, (3) universal service and users’ rights and (4) privacy in electronic communications;

•	a regulation on the unbundling of the local loop; and

•	a decision on European Union radio spectrum policy.

     The Communications Framework will apply to all forms of communications networks carrying publicly available communications services, whether used for voice, fax, data or images, including fixed and mobile telecommunications networks, cable television networks, networks used for terrestrial broadcasting, satellite networks and networks using Internet protocol. It aims to bring the sector-specific rules for electronic communications more in line with the general competition rules. For example, the “Framework Directive” (2002/21/EC) bases the notion of significant market power on the concept of dominant position used in European Union competition law practice. The new form of significant market power will embrace single company dominance and joint dominance. Ex ante regulatory measures will be designed to present abuse of such dominant position, such as the leveraging of a dominant position onto an associated market.

     On July 11, 2002, the European Commission published guidelines on market analysis and the assessment of significant market power. The Commission supplemented these guidelines with a recommendation on relevant product and service markets, issued on February 12, 2003. National regulatory authorities (NRAs) will take the markets listed in the recommendation as the starting point for their own market analyses. NRAs will be able to determine and designate which companies have significant market power and to impose or maintain ex ante sector-specific obligations where ex post remedies of competition law are not adequate to meet the market problems identified.

     The recommendation may have a material effect on our business, in particular due to the narrow definition of the relevant markets, which includes voice call termination on individual mobile networks and the wholesale national market for international roaming on public mobile networks. Much will depend on (i) how the relevant regulatory authority defines the market, and (ii) what measures it takes to allay any concern that it may have on these markets. The Commission will review the need for any update to the recommendation no later than June 30, 2004.

     Directive 2002/20/EC on the authorization of electronic communications networks and services (the “Authorisation Directive”) aims to create a legal framework to ensure the freedom to provide electronic communications networks and services. It provides that all services and networks should be covered under a general authorization, and specific rights of use should be limited to the assignment of frequencies and numbers only. Certain conditions may be attached to a general authorization, including, for example, financial contributions to the funding of universal service, interoperability of services and interconnection of networks.

     Directive 2002/19/EC on access to, and interconnection of, electronic communications networks and associated facilities (the “Access Directive”) establishes rights and obligations for operators and for seeking interconnection and/or access to their networks or associated facilities. It requires member states to ensure that there are no restrictions that prevent entities from negotiating agreements on arrangements for access and/or interconnection. Where an NRA has carried out a market analysis in light of the Commission’s recommendation of February 12, 2003 and designated an operator as having significant market power, it may then impose conditions on that operator, such as a non-discrimination obligation, a requirement for accounting separation, an access requirement for specific facilities, price control and cost accounting obligations or a requirement for transparency of accounting information, technical specifications, network characteristics, terms and conditions, and prices.

     Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services (the “Universal Service Directive”) defines the minimum services to which all end-users must have access at an affordable price: connection at a fixed location to the public telephone network enabling the end-user to make and receive local, national and international telephone calls, facsimile communications and data communications (sufficient to permit Internet access). End-users should also have access to public telephone services including directory enquiries and directories. Where an NRA considers that the provision of universal services represents an unfair burden on entities designated to provide that service, member states are obliged to share the net cost between providers of electronic communications networks and services. NRAs may maintain or impose conditions on entities identified as having significant market power, including price caps on retail services, carrier selection and carrier pre-selection.

     The Framework, Authorisation, Access and Universal Service Directives are due to be implemented by European Union member states by July 25, 2003. Finland will implement these Directives by means of its new Communications Market Act which was enacted on May 23, 2003, and will enter into force on July 25, 2003. In Sweden, these Directives will primarily be implemented by means of the new Law on Electronic Communication which will also enter into force on July 25, 2003.

Privacy and Electronic Communications

     Directive 2002/58/EC on privacy and electronic communications requires the provider of a publicly available electronic communications service to safeguard the security of its services. It prohibits the interception and surveillance of communications without the consent of users, unless legally authorized, although communications and traffic data may be recorded in the course of lawful business practices as evidence of a commercial transaction. Traffic data must be erased or made anonymous when no longer needed for transmission or billing, and may be used for marketing only with the user’s consent. Subscribers have the right to receive non-itemized bills, to restrict calling line identification, to object to the processing of location data and to decide whether their personal data should be included in a public directory. The Directive prohibits the sending of unsolicited communications by fax, automatic calling machines or electronic mail without the prior consent of the subscriber. The Directive is due to be implemented into national law by the end of October 2003. In Sweden, the Directive will be implemented by the new Law on Electronic Communication which will enter into force on July 25, 2003. According to the Finnish Ministry of Transport and Communications, a Finnish Government bill implementing the Directive is expected to be debated by the Finnish Parliament in September 2003 but the law may not be in force by October 31, 2003.

Spectrum Policy

     On March 7, 2002, the European Parliament and the Council adopted Decision No 676/2002/EC on a regulatory framework for radio spectrum. This Decision facilitates the development of spectrum policy in the European Union, sets up procedures for the adoption of technical implementing measures, provides for the coordination of spectrum policy decisions among member states and aims to ensure the efficient use of the radio spectrum.

     More recently, Commission Recommendation of March 20, 2003 on the harmonization of the provision of public Radio Local Area Networks (R-LAN) access to public electronic communications networks and services provides that, in applying measures under the Authorisation Directive and the Framework Directive, member states should allow the provision of public R-LAN access to public electronic communications networks and services in the available 2,4 GHz and 5 GHz bands to the extent possible without sector specific conditions and in any case subject only to general authorization. The Recommendation aims to foster the development of multiple broadband access platforms.

Unbundling of the Local Loop

     On December 18, 2000, the European Parliament and the Council adopted Regulation 2887/2000 on unbundled access to the local loop (the “ULL Regulation”), which entered into force on January 2, 2001. Local loop unbundling means the granting by incumbent operators of full unbundled access, and shared access, to the twisted metallic pair circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network local loop.

     Under the ULL Regulation, operators with significant market power must publish and keep updated a reference offer for unbundled access to their local loops and related facilities. They must meet reasonable requests for unbundled access to their local loops under fair conditions and, except where specifically exempted, prices charged for unbundled access to the local loop must be cost-orientated.

     The Finnish regulatory regime already provided for “full” and “shared” access. We do not, therefore, expect the ULL Regulation to have a material adverse effect on our business or financial results in Finland. To date, the ULL Regulation has had a positive effect on our business in Finland, allowing us to provide ADSL services outside our traditional operational areas.

     Telia opened its access network to other operators in the spring of 2000 and in the course of 2001 modified all of its offerings to comply with the regulation. While we have not yet experienced a significant increase in competition as a result of the new legal regime regarding unbundled local loop access, as most competitors continue to opt to gain subscriber traffic through interconnection arrangements rather than leasing the access lines, such opening of the local loop may have significant long-term consequences for us.

Electronic Commerce and Liability of Internet Service Providers

     The European Union’s Electronic Commerce Directive (2000/31/EC) of June 8, 2000, regulates the legal recognition of electronic contracts, the formation of electronic contracts, the information to be provided by the service provider to the consumer, and solicited and unsolicited commercial communications with consumers. It also contains rules that limit the liability of intermediary service providers acting as a mere conduit, as well as for caching and hosting activities. In particular, an intermediary service provider cannot be held liable for hosting activities if it does not know of illegal activity or information and was not aware of facts or circumstances from which illegal activity or information is apparent. Where the provider receives such information, it can avoid liability by acting expeditiously to remove or disable access to the information. Sweden implemented the Electronic Commerce Directive by the Act on Electronic Commerce and Other Information Technology Services (SFS 2002:562), which entered into force on July 1, 2002 and also by minor amendments to a number of other laws. In Finland, the Electronic Commerce Directive was implemented by the Act of Electronic Commerce, which also entered into force on July 1, 2002. The general terms and conditions we apply to subscribers of our Internet services and to our portal disclaimers also aim to reduce exposure to potential liabilities.

Other

     Our business may also be affected by European Union legislation relating to copyright, encryption regulations, distance selling (which governs contracts concluded at a distance, such as goods and services purchased and sold over the Internet) and media infrastructure and content.

Sweden

Overview

     Historically, there has been little regulation of the telecommunications sector in Sweden and few legal barriers to competition. Until 1993, there was no telecommunications-specific legislation and no separate licenses were necessary to provide either public fixed telecommunications services or public mobile telecommunications services.

     In 1991, a review was conducted of the telecommunications sector in Sweden under the supervision of the Swedish Commission on Telecommunications Regulation. In 1993, legislation was enacted governing the telecommunications sector in Sweden. The current principal legislation is the Swedish Telecommunications Act and the Swedish Radio Communications Act.

     In March 2003, the Swedish Government proposed a new Act on Electronic Communication to replace the Telecommunications Act and the Radio Communications Act. The new Act on Electronic Communication will enter into force on July 25, 2003, and implements the legislation relating to the new European Union Communications Framework. See “—The European Union—New Communications Framework.”

     The new Act on Electronic Communication has been designed to create a more flexible system for the supervision of the telecommunications market. Consequently, under the new Act on Electronic Communication, fewer obligations will flow directly from the law. For example, the new Act on Electronic Communication abandons the general requirement to obtain a license to conduct telecommunication activities. Instead, the Swedish National Post and Telecommunications Agency or the NPTA, the Swedish regulatory authority, will be given the authority to render specific, binding decisions imposing obligations on operators that have a significant market power.

     While the new Act on Electronic Communication will bring significant changes to telecommunications regulation in Sweden, we are not currently in a position to assess the impact of these changes on our business, financial condition or results of operations.

Licensing Requirements

     A basic principle of the Telecommunications Act is to further open the telecommunications services market to competition subject to licensing and notification requirements. Any entity that has extensive tele-communications activities in Sweden must obtain a license from the NPTA in order to provide certain telecommunications services within a public telecommunications network and all other providers (other than providers of data communications and Internet services) must provide notification to the NPTA.

     Under the Telecommunications Act, separate licenses are required for the provision of public fixed telecommunications services, mobile telecommunications services and for the provision of network capacity where the extent of these activities is considerable. Currently, we have six licenses: one fixed telecommunications license, one network capacity license (including leased lines) and four mobile licenses (NMT 450 service, GSM 900 and other mobile services, GSM 1800 service and terrestrial flight telecommunications service). In addition, we own 50 percent of Svenska UMTS-nät , which has a wholly owned subsidiary that holds a UMTS license.

     A license under the Telecommunications Act may be revoked, in whole or in part, if the operator violates the terms of the Telecommunications Act or the operator violates any condition of the license. However, the NPTA must notify the operator and provide the operator an opportunity to rectify the violation before any revocation can take effect. The NPTA also may impose conditional fines on license holders in connection with injunctions and prohibitions to ensure compliance with the conditions set forth in the licenses.

     Our license to provide public fixed telecommunications services is valid for an unlimited period of time. The license is subject to certain conditions, which will expire on December 31, 2003. Some of the principal conditions include: (1) the requirement to provide fixed line telecommunications services on similar conditions to anyone requesting the service; (2) the requirement to publish a printed catalogue with subscriber information;

(3) the requirement to provide customer access to an emergency number at no charge; (4) a prescribed cost accounting system to ensure that our prices are cost-based; and (5) conditions relating to protection measures and services for the disabled.

     Our license to provide network capacity in Sweden is valid for an unlimited period of time. The license is subject to certain conditions, which will expire on December 31, 2003. Some of the principal conditions include: (1) the requirement to provide a minimum set of leased lines and supply other operators with network capacity to the extent we have “available” capacity; and (2) a prescribed cost accounting system to ensure that our prices are cost-based.

     We are licensed to provide NMT 450 and GSM 900/1800 services in Sweden. Our GSM 900 license will expire on December 31, 2004, and our GSM 1800 license will expire on December 31, 2005. Our NMT license will expire on December 31, 2007. We have no reason to believe the licenses will not be prolonged or renewed. All these licenses are subject to certain conditions, which will expire on December 31, 2003. Some of the principal conditions include: (1) the requirement to provide certain minimum coverage in Sweden; (2) a prescribed cost accounting system to ensure that we are able to identify the separate costs associated with our NMT and GSM systems; (3) the requirement to provide customer access to an emergency number at no charge; and (4) conditions relating to protection measures and services for the disabled.

     Under the new Act on Electronic Communication, the general requirement for operators that have extensive telecommunications activities in Sweden to obtain a license from the NPTA will be abandoned. However, there will be additional obligations on all service providers to notify their activities to the NPTA.

Universal Service

     As mentioned above, as part of our licensing conditions, we are required to provide universal basic telecommunications services to a fixed point of network connection on similar terms and conditions to anyone requesting the service. We can satisfy this requirement with our fixed line and our NMT 450 services. Currently, no other fixed telecommunications operator in Sweden is required to provide this universal service.

     Under the new Act on Electronic Communication, the universal services requirement will no longer be a licensing condition. However, the NPTA may oblige any appropriate telecommunications operator to provide universal services.

Retail Price Regulation

     Currently, we are not subject to any special regulation capping our prices or any other similar regulation. However, Swedish regulation requires our tariffs for basic fixed line telecommunications and leased lines to be cost-based.

     The new Act on Electronic Communication will increase the NPTA’s power to regulate prices applied by telecommunications operators that have significant market power on an end-user market. The NPTA will have the power to impose a lowest or highest price on an operator, or oblige an operator to apply a specific price within a certain geographical area. However, the NPTA will only have the power to regulate the prices applied by an operator if its clear that other measures, such as interconnection obligations, are insufficient to ensure efficient competition and to fulfil the public interest on the end-user market. Under the new Act on Electronic Communication, there is no general rule requiring tariffs for basic fixed line telecommunications and leased lines to be cost-based. However, the NPTA will have the power to impose a requirement for cost-based services on operators that have significant market power.

Access to Infrastructure

     Interconnection

     One principle underlying the Telecommunications Act is that a notified or licensed telecommunications service provider must allow interconnection to its network and services by other service providers. A service provider holding a significant market position must offer interconnection on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. In Sweden, both fixed line and mobile interconnection access and rates are subject to regulation. If operators are unable to negotiate voluntary interconnect agreements, the NPTA has the power to mediate and decide the matter. The Telecommunications Act requires operators with significant market power to meet certain conditions, which include publishing tariffs for fixed interconnection services and offering equivalent terms to operators requesting interconnection services. In addition, all interconnection rates for fixed and mobile telecommunications charged by us must be cost-based. We are also required to maintain separate accounts for our fixed interconnection business in Sweden. The Telecommunications Act imposes cost-based pricing requirements for traffic terminating on mobile networks of operators with significant market power in the national market for interconnection. In a ruling in February 2002, the NPTA found that Telia, Vodafone and Tele2 all have such a market position. The ruling was appealed and the Administrative Court reversed the ruling of the NPTA in May 2003, finding that Tele2 and Vodafone do not have significant market power in the mobile telecommunications market in Sweden.

     The NPTA has the authority to decide upon interconnection charges to be applied by operators. On January 30, 2002, the NPTA ruled that we must reduce our mobile interconnection tariffs to 0.92 SEK per minute, effective March 1, 2002. We filed an appeal with the Administrative Court seeking to reverse the ruling and in the interim, injunctive relief. On February 26, 2002, the Administrative Court denied our injunctive relief and as a consequence Telia lowered its interconnection tariffs on March 1, 2002, to 0.92 SEK per minute. In May 2002, the Administrative Court rejected our appeal to reverse the NPTA’s ruling. We have filed an appeal with the Administrative Court of Appeal. The NPTA has also stated that it will continue its review of our mobile interconnection tariffs. On October 1, 2002, we lowered our mobile interconnection tariff to SEK 0.88 per minute. There is no assurance that we will not be required to reduce our interconnection tariffs in the future.

     The new Act on Electronic Communication does not include a general obligation for operators of public communication networks to allow interconnection to their network, by other service providers. Instead, the NPTA will have the power to impose an obligation on operators that control access to end-users to allow interconnection to its network at market price. The NPTA may also impose additional obligations on an operator that has significant market power in order to ensure efficient competition. For example, an operator with significant market power may be required to apply cost-based prices when allowing interconnection or other forms of access to its network.

     National Roaming

     GSM operators, if granted a UMTS license, are required to offer other UMTS operators roaming on their GSM networks at market price. This legislation entered into force in July 2000. Since we were not granted a UMTS license, we are not obliged to offer national roaming. It is unclear whether Svenska UMTS-nät has such an obligation.

Carrier Pre-selection

     The NPTA required license holders operating fixed networks to implement carrier pre-selection by September 11, 1999. Carrier pre-selection refers to the ability of a user to choose a local, long distance, mobile or international carrier independent of its local loop provider. Currently, carrier pre-selection is available for all national, international and fixed-to-mobile calls in Sweden. The Telecommunications Act contains provisions that address carrier pre-selection for mobile services. However, they require further regulations in order to become effective. In February 2002, carrier pre-selection for local calls was introduced in Sweden.

     The new Act on Electronic Communication will not introduce any substantial amendments as regards carrier pre-selection.

Number Portability

     Number portability, allows an end-user to change local exchange or mobile carriers while retaining the same telephone number. The introduction of number portability for fixed telecommunications access (including access to TeliaSonera’s ISDN lines), premium rate calls and free-phone services began in July 1999 and was completed in December 1999. In May 2000, the NPTA adopted regulations for mobile number portability, which was implemented in September 2001. The regulations apply to all operators offering digital mobile telecommunications subscription, prepaid and short message services.

     The new Act on Electronic Communication will allow a provider transferring a number to recover the entire costs incurred by the transfer. According to the existing Telecommunications Act, a service provider transferring a number is only allowed to recover half of the cost incurred by the transfer.

Regulatory Institutions

     Responsibility for regulating the telecommunications sector and the promotion of fair and open competition in Sweden has been allocated among several regulatory bodies. The primary body under the Telecommunications Act is the NPTA. The NPTA is responsible for the day-to-day oversight of the telecommunications sector in Sweden. The NPTA falls, for various administrative purposes, under the responsibility of the Swedish Government (Ministry of Industry, Employment and Communications).

     The NPTA is a fully independent governmental authority. The director general, who is the head of the NPTA, is appointed for a fixed term of six years, subject to extension for an additional three to six years. Because the director general is not a political appointee, he or she is not required to resign upon changes in government.

     Under the Swedish constitution, the Swedish Government, the Ministry of Industry, Employment and Communications and individual ministers are not permitted to intervene in the day-to-day affairs of the NPTA. On other issues the Swedish Government may issue instructions to a government agency such as the NPTA. The Swedish Government determines budget allocations. However, since NPTA regulatory operations are fully funded by licensing and notification fees, the Swedish Government has little impact on the NPTA’s budget as a practical matter.

     Other relevant regulatory bodies are the Swedish Competition Authority and the Swedish Consumer Agency. The Swedish Competition Authority is the central administrative authority in Sweden in charge of competition issues, including the application of the European Union competition regulations. The Swedish Consumer Agency is the central authority in charge of consumer issues. It serves as a monitoring agency on issues affecting consumers, such as marketing practices, and enforces consumer market legislation in most areas.

     The NPTA has been given certain powers relating to interconnection to enable a more speedy resolution of disputes between operators. For example, upon request by either party in an on-going interconnection negotiation, the NPTA will set a time limit within which the negotiations must be concluded. If a final agreement has not been reached within this time limit, the NPTA must mediate between the parties and, upon request by either party, determine the relevant terms of the agreement. Decisions may be appealed to the relevant court of law, but the terms of the NPTA decision apply during the appeal.

     The new Act on Electronic Communication does not introduce any substantial amendments as regards the regulatory institutions.

Finland

Overview

     We are subject to the comprehensive regulatory regime applicable to the Finnish telecommunications industry under the Finnish Communications Market Act (396/1997), as amended (the “Communications Market Act”), and related regulations, decrees and administrative decisions. In 1994 the Finnish telecommunications market was fully liberalized and, since then, every segment of the market has been subject to competition.

     In September 2002, the Finnish Government submitted a proposal to the parliament for a totally reformed Finnish Communications Market Act. The main goal of this reform is to implement the European regulatory framework for electronic communications networks and services. The new laws have been approved by the Finnish Parliament and the Finnish President. The totally reformed Communications Market Act (393/2003) and the amendments to the other acts will come into effect as from July 25, 2003.

     Under the new Communications Market Act, the obligations imposed on telecommunications operators will principally apply to telecommunications operators with significant market power. The Finnish Communications Regulatory Authority (FICORA) is given the authority to decide, based on its market analysis, which obligations will be necessary to apply to telecommunications operators. These obligations will principally include the obligation to give access to the network elements or the capacity of the network as defined in the new Communications Market Act. Pricing of such access by the telecommunications operators may also be regulated. In addition, operators may be obligated to establish national roaming from UMTS networks to GSM networks, provide international roaming and publish their terms and conditions of supply and tariffs as well as provide cost-oriented and non-discriminatory pricing. Furthermore, users will be entitled to certain universal service, including the right to demand access to the general telephone network. Reasonably priced directory services and emergency calls free of charge will also be available to users. A user will have the right to retain its existing number when changing mobile operators. The Market Court may order, on the proposal of the FICORA, telecommunications operators that violate the new Communications Market Act to pay penalties in certain circumstances. The penalty may not be more than five per cent of telecommunications operator’s previous year’s turnover for communications networks and services.

     As part of its objective to promote further competition, the current Communications Market Act encourages new market entrants by introducing the concept of “significant market power,” holders of which are subject to a higher degree of transparency in their accounting, more stringent fair pricing requirements and the obligation not to discriminate. In practice, telecommunications operators with a market share exceeding 25 percent in a relevant market have been presumed to have significant market power in that market. By ministerial decision, we currently are deemed to have significant market power in long distance, international, mobile telecommunications and cable network television throughout Finland and in local telecommunications in our traditional service areas. The concept of significant market power will change with the new Communications Market Act. We are currently not in a position to assess the impact of these changes on our business, financial condition or results of operations. See “—The European Union—New Communications Framework.”

     Rights and obligations under the current Communications Market Act are applicable until FICORA has finalized its market analysis and decided on the obligations to be imposed on significant market power operators as well as other operators under the new Communications Market Act. While the new legislation will bring significant changes to telecommunications regulation in Finland, we are currently not in a position to assess the impact of these changes on our business, financial condition or results of operations.

Licensing Requirements

     Under the Communications Market Act, a license from the Ministry of Transport and Communications is required for the provision of telecommunications network services in the public mobile network. Licenses granted have a maximum term of 20 years and are renewable. Our current GSM license was granted in December 2002 and is in force until 2017. The license covers the DCS, GSM 900 and GSM 1800 networks in Finland. The license does not contain any additional conditions other than those set forth in the Communications Market Act relating to the financial condition of an operator and the network coverage.

     In 1999, we received a third generation mobile license for a term of 20 years. Our license currently covers the operation of a public third generation mobile network throughout Finland. The license is conditional upon obtaining necessary permits to possess radio transmitters. Such permits were granted to us by the FICORA in October 2001 and they are valid until October 2006. According to our UMTS license in Finland, we were required to commence the provision of our third generation mobile network services in January 2002 at the latest. Our license could have been revoked if such services had not commenced by January 2002. We commenced technical testing services of our UMTS network in January 2002. Based on our discussions with the Ministry of Transport and Communications, which oversees mobile network licenses, we are confident that the commencement of such technical network services is sufficient to maintain our UMTS license in Finland. We expect to be able to open the network for commercial use during 2003, provided that the UMTS network technology is matured and the commercial availability of dual mode UMTS/GSM handsets is sufficient.

Universal Service

     Universal service, as required by the Universal Service Directive, entails an obligation to provide access to the public telephone network and to deliver an affordable telephone service to all users reasonably requesting it. See “—The European Union.” However, neither mobile services, with the exception of free emergency calls and directory assistance, nor Internet services are included in the universal service requirement.

     Currently, the Finnish telecommunications regulations do not specifically require us to offer universal service. However, the Communications Market Act sets forth a general objective that telecommunications services should be provided in accordance with the reasonable needs of users and be reasonably priced. The current interpretation by the Ministry of Transportation and Communications of this requirement is that fixed network operators that possess significant market power are obliged to provide basic services, but do not have an obligation to set rates below their competitive market rates nor to establish uniform nationwide tariffs and subscription charges.

     Under the new Communications Market Act, an operator with significant market power in a fixed network in a particular area has a universal service obligation to provide a subscriber connection at the user’s permanent place of residence/location at a reasonable price. The connection provided is required to allow outgoing and incoming local, long-distance, international and other ordinary calls, as well as outgoing and incoming facsimile transmissions and an appropriate internet connection. ISDN or ADSL connections are currently not universal service obligations. If there is no operator with significant market power in a particular area, the universal service obligation applies to the operator with the largest market share calculated on the basis of the number of subscriptions.

     To control the costs of operating our extensive fixed network, we have examined more cost-effective ways of providing network connections to our most remote service areas. The Ministry of Transport and Communications noted that telephone operators will not have the right to change the type of technology used in the provision of services without the subscriber’s permission, except when the standard of service and the level of pricing for their services remains the same. However, there is no guarantee that we will not, in the future, be required to offer fast data connections using a fixed network. If this were to take place on terms and conditions that do not provide an adequate return on the possible new investments required in the fixed network of our remote service areas, it could have an adverse effect on our business, financial condition or results of operations.

Access to Infrastructure

     Interconnection

     Under the Communications Market Act and related decisions, operators of public telecommunications networks in Finland have an obligation to negotiate interconnection agreements with each other for the purpose of offering their telecommunications services. Interconnection should be granted without delay at the requested interface following a written request. Significant market power telecommunications network operators are under an obligation to behave in a transparent and non-discriminatory manner and to offer interconnection with their networks to all telecommunications network operators on non-discriminatory terms and at a reasonable price in view of costs. Significant market power telecommunications network operators may not refuse a request for interconnection if the proposed terms are reasonable. In addition, telecommunications network operators with significant market power have to provide subscribers with access to all local, long distance, mobile and international telecommunications services provided in their area.

     All telecommunications network operators with significant market power must publish the technical and pricing terms on which they will provide interconnection to other telecommunications network operators in a so-called “Reference Interconnection Offer” (the “RIO”). In addition, there is an obligation for telecommunications network operators with significant market power to separately determine reference fees for incoming (terminating) and outgoing (access) interconnection traffic. The aim of the ministerial decision is to create a regulatory platform that would enable telecommunications network operators to offer end-to-end pricing for their services. The decision does not apply: (1) with respect to access, (A) to communications without prefix or pre-selection transmitted from a local telecommunications network to another local telecommunications network or service within the same telecommunications area nor (B) to communications from a mobile communications network to a local telecommunications network or service or to another mobile communications network or its service, and (2) with respect to termination, to communications transmitted from a local telecommunications network to a mobile telecommunication network or its service. The corresponding regulation will be included in the new Communications Market Act.

     Effective April 2001, the Communications Market Act was amended to require telecommunications network operators to lease a portion of their unused subscriber line transfer capacity in the fixed voice network (shared use of the local loop) to third parties for, for example, the provision of parallel high-speed subscriber lines. The obligation to lease does, under certain conditions, also require fixed telecommunications network operators to provide space for other operators’ equipment on their property (co-location) to allow other service providers to connect to a subscriber connection with the necessary technical equipment. The cost payable by the lessee for shared access to subscriber lines can be no more than half of the cost of the use of such subscriber connection for all purposes, unless the telecommunications network operator is able to show to the FICORA that its costs for allowing parallel access are higher than this.

     Because the FICORA has not concluded its market analysis and has not imposed obligations on operators under the new Communications Market Act, we are currently not in a position to assess the impact of new interconnection regulation contained in the new Communications Market Act on our business, financial condition or results of operations.

     National Roaming

     Roaming means the provision of one licensed telecommunications network services in a mobile communications network to another licensed telecommunications network operator. Using roaming, the mobile telecommunications operator may provide mobile connections to its own subscribers while they are outside of its own network coverage. As a result of amendments to the Communications Market Act that entered into force in April 2001, holders of third generation mobile telecommunications licenses have a right to allow its subscribers to roam on the GSM network of operators with a significant market power. This enables third generation license holders to provide services available through GSM networks on a nationwide basis before the license holders have completed the build-out of their third generation networks. A third generation mobile license holder must be granted the right to roam on GSM networks if its own third generation network covers at least one-fifth of the population in the licensed area, as defined in the respective license. Owners of GSM networks are not required to grant roaming rights in an area where the requesting party already has its own digital network or roaming access from its third generation mobile network to a GSM network through a separate agreement with a third party.

     The terms upon which any national roaming scheme will be offered may influence the development of competition on the Finnish mobile telecommunications market. The availability and cost of roaming may affect existing operators’ decisions of whether to build their own nationwide networks or simply to rely on the networks we or other nationwide mobile network operators provide. In the event national roaming were to be mandated on terms and conditions that do not provide an adequate return on our investment in our GSM networks, the business, financial condition and results of operations of our mobile communications operations in Finland could be materially adversely affected.

Carrier Pre-selection

     Carrier selection refers to the ability of a user to choose a local, long distance, mobile or international carrier independent of its local loop provider. This can be achieved in different ways: (1) by pre-selection, where the carrier is chosen by the user; (2) by call-by-call procedures, where the user typically inserts a prefix before a dialed number; or (3) by random based on the carriers’ market shares of local or long distance and international calls.

     Fixed network operators with significant market power must offer upon request carrier pre-selection. Thus, a call dialed without any prefix or with the “00” prefix is automatically routed to a local, long distance or an international telecommunications service selected by the user. Where the user neither selects a prefix nor has made a pre-selection of an operator for long distance or international telecommunications services, traffic is allocated proportionally among the operators whose services can be used without a separate service agreement. This proportional allocation system will terminate at the beginning of 2004, after which time a fixed network operator with significant market power may allocate such traffic to a long distance or international service provider of its choice. Mobile operators with significant market power are also required to offer carrier selection and pre-selection for international calls. However, they are not obligated to offer carrier selection or pre-selection for national calls including calls between mobile networks.

Number Portability

     The FICORA is responsible for overseeing number portability in Finland. Geographic number portability in the public switched network has been mandatory in the whole of Finland since September 1998. The regulatory framework requires local number portability (within an existing numbering area) and nation-wide number portability using a separately allocated numbering area. Operators with significant market power are required to offer number portability at cost oriented prices.

     According to the new Communications Market Act and FICORA’s regulations, operators offering mobile services must in cooperation establish a master database available for storing all ported mobile numbers of the mobile networks. Mobile number portability should be introduced by July 2003.

Data Protection

     The Telecommunications Data Privacy Act entered into force in July 1999. The purpose of the Telecommunications Data Privacy Act is to protect the confidentiality of communications ensuring, among other things, the user’s right to protect his or her telecommunications messages by technical means such as encryption. The Telecommunications Data Privacy Act also contains strict rules regarding a telecommunications operator’s right to process user data.

     The Ministry of Transport and Communications is currently preparing a proposal for a new Act on Data Privacy in Electronic Communications, which will, if adopted, replace the Telecom Data Privacy Act. The new law will implement the European Union Directive on Privacy and Electronic Communications. See “—The European Union—Privacy and Electronic Communications.” The goal of the new law is to increase the protection of privacy and communication confidentiality in electronic communications. The proposal also seeks to clarify the data privacy liabilities of telecommunications operators and electronic communications service providers. A governmental bill is expected to be presented to the Finnish parliament in autumn 2003.

Regulatory Institutions

     Regulatory authority under the Communications Market Act is divided between the Ministry of Transport and Communications and the FICORA. We are also subject to Finnish and European Union competition law, which is applied by the Finnish Competition Authority (the “FCA”) and the European Commission (DG Competition), respectively.

     The Ministry of Transport and Communications is responsible for drafting legislation and issuing Ministry decrees in certain matters. The Finnish Government grants licenses for public mobile network operations and digital terrestrial mass communications operations. The FICORA is an agency under the Ministry of Transport and Communications with responsibility for radio, telecommunications, information security, electronic media, Internet and postal administration and television license management. With respect to telecommunications, the powers of the FICORA include supervising operators in the market, administering fixed network operator and service operator notifications, issuing additional regulations based on certain telecommunications regulations, market analysis, significant market power designations, imposing obligations on operators, establishing and administering the numbering plan, assigning frequencies, overseeing technical standards, administering type approvals for telecommunications equipment and supervising the protection of privacy in telecommunications.

     The FCA has general jurisdiction under the Act on Competition Restrictions (480/1992) to investigate complaints by competitors or act on its own initiative with respect to competition law issues. In certain respects, the FCA and the FICORA have overlapping jurisdiction to investigate and resolve disputes involving our relationships with our competitors and subscribers. Although the telecommunications and the competition authorities have independent legislative mandates and responsibilities, the Communications Market Act establishes a mechanism for inter-agency cooperation through a referral procedure where the FICORA may transfer certain parts of an investigation to the FCA.

     Under the new Communications Market Act, the Ministry of Transport and Communications and the FICORA are required to work in cooperation with the competition authorities and the consumer authorities wherever necessary.

Norway and Denmark

     The regulatory environment in Norway and Denmark is similar to the regulatory environment in Sweden and Finland. Both Norway, as a party to the European Economic Area Agreement, and Denmark, as a member of the European Union, are obliged to adopt regulatory measures in line with the current telecommunications directives of the European Union.

     Both countries are scheduled to implement the European Union’s new regulatory framework for electronic communications by July 25, 2003.

The Baltic Countries

     As candidate countries to the European Union, the three Baltic countries, namely, Lithuania, Latvia and Estonia, have agreed to implement the European Union’s current regulatory framework for telecommunications in their national legislation. The Baltic countries are required to implement the new regulatory framework before May 1, 2004, their scheduled date of entry into the European Union. There can be no assurance that the interpretation and implementation of the new telecommunications legislations in the Baltic countries will not have an adverse effect upon our business, financial condition or results of operations in the Baltic region.

Competition Laws

     We are subject to the competition laws in the countries in which we operate and, in particular, Swedish, Finnish and general European Union competition legal framework and to special provisions, regulations and directives relating specifically to telecommunications.

The European Union

     The main principles in the European Union competition rules are contained in Articles 81 and 82 of the EC Treaty (formerly, Articles 85 and 86 of the Treaty of Rome). These European Union competition rules have the force of law in member states and are therefore applicable to our operations in Sweden and Finland. Article 81 prohibits agreements or collusive behavior between companies that may affect trade between members states and which restrict, are intended to restrict or have an effect of restricting, competition within the European Union. Article 82 prohibits any abuse of a dominant position within a substantial part of the European Union that may affect trade between member states. These rules are enforced by the European Commission in cooperation with the national competition authorities (i.e., in Sweden, the Swedish Competition Authority and , in Finland, the FCA). The European Commission may impose fines in the event of a breach amounting to up to ten percent of a company’s revenues on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply European Union competition law and award damages in the event of a breach.

     For so long as the Kingdom of Sweden exercises a significant influence over our company, the European Commission will have the authority to address individual decisions to the Kingdom of Sweden to ensure that we comply with European Union competition rules. In this regard, the European Commission will be able to initiate proceedings against us directly under Articles 81 and 82 of the EC Treaty, or against the Kingdom of Sweden under Article 86 of the EC Treaty (formerly, Article 90 of the Treaty of Rome). As a result, we may have to face two different proceedings, one of which we cannot directly influence and in which we are not a party.

     Given that the Finnish and Swedish States hold 45.3 percent and 19.1 percent respectively, of our shares, it cannot be excluded that our competitors will allege that transactions between us and either the Finnish or the Swedish State involve an element of state aid or that the European Commission, at its own initiative, will commence a formal investigation on any such transaction. The European Union state aid rules are designed to prevent member states of the European Union from granting aid that distorts or threatens to distort competition. To fall within the scope of the state aid rules, the aid must be granted by a public authority, result in a transfer from state resources or in the state receiving less resources, lead to an economic advantage for the beneficiary, distort competition by favoring certain companies and affect trade between European Union member states. The rules do not apply where a state contributes capital in circumstances that would be acceptable to a private investor operating under normal market economy conditions.

     For example, at least one of our competitors in Finland is known to have complained that the Finnish State’s participation in the Sonera 2001 rights offering constituted illegal state aid. We understand that the Finnish State responded to an inquiry from the European Commission, stating that it was acting as a private investor operating under market conditions in taking up the offer. We do not believe the Finnish State’s participation in the rights offering constitutes state aid under any applicable regulatory regime, including but not limited to the rules applied by the European Commission. However, it cannot be excluded that the European Commission would subsequently take a different view.

     The European Commission has the power to order suspension of payments and demand recovery of aid already granted including accrued interest. In addition, national courts have the power to ensure that the procedural rules are followed and can order suspension or recovery including accrued interest in the event of a breach.

Sweden

     On July 1, 1993, a new Competition Act entered into effect in Sweden. The Competition Act prohibits the abuse of a dominant position in a market, and any such abuse may be subject to a fine of up to ten percent of annual revenues. The Swedish Competition Authority, the regulatory authority under the Competition Act, is empowered to issue injunctions and to enjoin a party to discontinue immediately practices that are not permitted under the Competition Act. The Competition Act is based on and generally conforms to the rules of competition of the European Commission. The Swedish Competition Authority and the NPTA cooperate in order to facilitate investigations of anti-competitive behavior in the area of telecommunications services.

Finland

     Finnish competition law, including the Act on Competition Restrictions, prohibits the abuse of a dominant market position, restrictive practices relating to prices and agreements or collusive behavior among market participants restricting competition. The Communications Market Act provides that the Ministry of Transport and Communications and the FICORA may refer any matter, to the extent that it may infringe the competition law, to the FCA.

     The FCA monitors the application of the competition law and in the event of an infringement, the FCA may propose to the Finnish Market Court (formerly, the Competition Council) that it order the infringing parties to pay a fine or enjoin the infringing behavior, or both. The maximum fine may be increased where justified on the basis of the seriousness of the infringement and the prevailing circumstances, but the amount cannot exceed ten percent of the preceding year’s turnover of the parties involved, on a consolidated basis. A company that has violated the Finnish Act on Competition Restrictions could be required to compensate for any damages caused to another entity by such violation. The compensation for damages could be required to cover any expenses, any difference between the actual prices and permissible prices, any lost profits and any other direct or indirect damages resulting from the violation.

     The new Finnish Market Court began its operations in March 2002, to which the duties of the earlier Market Court and the Competition Council were passed. The new Market Court handles initiatives made by the Finnish Competition Authority to remove competition restraints and additionally initiatives to prohibit concentrations. It is also the tribunal of first instance when appealing decisions of the FCA.

International Obligations

     Over 70 member countries of the World Trade Organization (WTO) representing over 90 percent of the world’s basic telecommunications revenues, including the members of the European Union and the United States, have entered into a Basic Telecommunications Agreement, or BTA, to provide market access to some or all of their basic telecommunications services. This agreement was signed by all the member states of the European Union as well as the United States, and took effect on February 5, 1998. BTA is the fourth protocol of the General Agreement on Trade in Services, which is administered by the WTO. Under BTA, Sweden, Finland and the other signatories have made commitments to provide “market access,” under which they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors and to provide “national treatment,” under which they are to avoid treating foreign telecommunications service suppliers differently from national service suppliers. In addition, a number of signatories, including Sweden and Finland, agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.

Environmental Matters

     In 1997, Telia completed the environmental remediation and decontamination of a chemical coating (impregnation) plant in Sweden where its operations were conducted until the mid-1980s. We believe that we do not have any further responsibility for the decontamination of sites formerly used for impregnating poles in Sweden.

     In Finland, a few coating sites have been decontaminated by Sonera in recent years and there are several impregnation sites and storing places for impregnated poles where the responsibility for the decontamination is not finally determined.

     Telia has also investigated the possible environmental effect of lead cables and impregnated poles used in its operations. These investigations have indicated that any spread of substances from lead cables or impregnated poles is essentially negligible and indicated that no environmental problems were present at the time of the investigation.

     As mobile phone use has increased, an active debate has emerged on the possible health risks posed by electromagnetic fields from mobile handsets or base stations. We are carefully monitoring developments in this field. In 1999, Telia organized a scientific council to study the possible health risks associated with electromagnetic fields. The council monitors the research in this area and serves as a reference group. See “Item 3.D Risk Factors” for a discussion of the possible health risks associated with mobile phone use.

     We do not currently conduct any business operations in Sweden that require a permit in accordance with Chapter 9, Section 6 of the Swedish Environmental Code, which regulates the need for permission and notification when conducting environmentally hazardous operations. The situation in Finland is the same.

     The principal environmental impact of our operations arises from vehicle use, travel, transport, energy use and the consumption and use of materials. In 2002, carbon dioxide emissions from our operations in Sweden and Finland totaled 130,000 tons.

     All of our waste materials and residue products are handled by environmentally certified contractors and source-sorting is applied in all larger office buildings.

4.C Organizational Structure

     TeliaSonera AB is the ultimate parent company of the TeliaSonera group and is also responsible for carrying out our Swedish fixed network operations. TeliaSonera carries out the remainder of its operations through subsidiaries, the most significant of which are listed below:

				External net sales
				for the year ended
Name of company	Domicile	Ownership		December 31, 2002(1)

		(%)		(SEK in millions)
Parent Company:
TeliaSonera AB	Stockholm, Sweden	—		4,096
Significant Subsidiaries:
Telia Mobile AB	Nacka, Sweden	100.0		11,786
Sonera Corporation	Helsinki, Finland	100.0		11,534
Telia Partner AB	Stockholm, Sweden	100.0		5,943
NetCom AS	Oslo, Norway	100.0		5,482
TeliaSonera Sverige AB	Gothenburg, Sweden	100.0		4,857
Sonera Carrier Networks Ltd.	Helsinki, Finland	100.0		4,031
AB Lietuvos Telekomas	Vilnius, Lithuania	60.0		2,544
Fintur Holdings B.V	Capelle aan den IJssel,	74.0	(2)	2,329
	the Netherlands
Telia Online AB	Stockholm, Sweden	100.0		1,867
UAB Omnitel	Vilnius, Lithuania	55.0		1,840
Latvijas Mobilais Telefons SIA	Riga, Latvia	60.3	(2)	1,815
TeliaSonera International Carrier AB	Stockholm, Sweden	100.0		1,532
Telia Internet Services AB	Stockholm, Sweden	100.0		1,480
TeliaSonera International Carrier UK Ltd.	London, England	100.0		1,124
Com Hem AB(3)	Stockholm, Sweden	100.0		1,069

(1)	Presented on a full-year basis.

(2)	Includes direct and indirect holdings.

(3)	In 2003, we sold Com Hem AB to the Swedish investment fund EQT Northern Europe for approximately SEK 2.2 billion.

4.D Property, Plants and Equipment

     TeliaSonera’s principal executive offices are located in Farsta in Stockholm, Sweden, where we lease 100,000 square meters of office space.

     As of December 31, 2002, our real estate fixed assets had a total book value of SEK 3,805 million. Our real estate holdings include approximately 4,200 properties, mainly in Sweden and Finland. The substantial majority of these properties are used for telecommunications installations, computer installations, research centers and service outlets.

     We also own a limited number of office premises. Most of our office space is leased rather than owned. At the end of 2002, our office space and technical site leases covered approximately 1,010,000 square meters. Apart from certain short-term leases, our lease terms range mainly between three to 15 years with an average term of approximately five years. Each of our leases have been entered into on conventional commercial terms. Certain contracts include renewal options for various periods of time. We engage in some limited subleasing of office space.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating Results

     TeliaSonera was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. On March 26, 2002, Telia and Sonera entered into a combination agreement in which the two companies agreed to merge. To effect the merger, Telia made an offer to acquire all of the outstanding shares of Sonera in exchange for Telia shares. In the exchange offer, which was completed on December 9, 2002, Telia acquired approximately 95.0 percent of the share capital of Sonera. Upon completion of the exchange offer, Telia changed its name to TeliaSonera. In February 2003, TeliaSonera completed a mandatory redemption offer under Finnish law for all of the remaining shares of Sonera. At the completion of the mandatory redemption offer, TeliaSonera held approximately 99.4 percent of the share capital of Sonera on a fully diluted basis. In addition, in December 2002, TeliaSonera commenced a separate compulsory acquisition proceeding under Finnish law pursuant to which the remaining holders of Sonera shares will be required to surrender their remaining Sonera shares to TeliaSonera for redemption at a fair price as determined under Finnish law. As required under Finnish law, an arbitral panel was appointed to hear and resolve any disputes concerning TeliaSonera’s right of redemption and the redemption price in the compulsory acquisition proceeding. On March 20, 2003, at the request of the arbitral panel, TeliaSonera issued a counter-indemnity for a bank guarantee for the payment of the redemption price plus accrued interest with respect to all of outstanding Sonera shares not held by TeliaSonera. According to Finnish law, as a result of the arbitral panel’s acceptance of the bank guarantee as security for the payment of the redemption price and accrued interest, TeliaSonera became the sole record and beneficial owner of Sonera’s shares.

     TeliaSonera’s new organization has been operational since January 1, 2003. As from January 1, 2003, TeliaSonera has also changed its method of presenting segment information and as from such date presents segment information based on the following principally geographical-based reporting units: (1) Sweden, (2) Finland, (3) Norway, (4) Denmark, (5) the Baltic countries, (6) Eurasia, (7) Russia, (8) Turkey, (9) TeliaSonera International Carrier and (10) TeliaSonera Holding.

     The merger has been accounted for by TeliaSonera as TeliaSonera’s acquisition of Sonera using the purchase method of accounting. Under the purchase method of accounting, as of March 31, 2003, TeliaSonera has allocated the approximately SEK 59.1 billion to acquire Sonera, including transaction costs, to Sonera’s assets and liabilities based on their respective fair values. The determination of fair values has been determined on the basis of an independent appraisal. The financial results of Sonera and the new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, as a result of the merger have been included in TeliaSonera’s consolidated financial statements since December 3, 2002.

     This annual report contains TeliaSonera’s audited consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000, which have been prepared in accordance with International Accounting Standards, or IAS. These financial statements represent the results of operations of the newly merged group beginning December 3, 2002. Consequently, TeliaSonera’s historical financial statements for the years ended December 31, 2002, 2001 and 2000 are not representative of the business of newly merged company. Therefore, to provide additional information relating to our operating results, we also present a brief discussion of our consolidated operating results and cash flows as if Telia and Sonera had been a combined company in 2002 and 2001.

Reorganization of Business Structure

     As of January 1, 2003, we implemented a new reporting unit structure principally based on the geographic areas in which we operate:

•	Sweden

•	Finland

•	Norway

•	Denmark

•	the Baltic countries

•	Eurasia

•	Russia

•	Turkey

•	TeliaSonera International Carrier

•	TeliaSonera Holding

     Prior to January 2003, we had organized our operations into four business areas: (1) Telia Mobile; (2) Telia Internet Services; (3) Telia Networks and (4) Telia International Carrier. In addition, until April 2002, we treated Telia Equity, which was responsible for managing our non-core ownership interests and business operations outside of our core business, as a separate business area. With the completion of our “refine and focus” initiative in 2001, in which a substantial portion of our non-core assets were divested, Telia Equity ceased being treated as a separate business area, and was renamed Telia Holding. As of January 1, 2003, Telia Holding was renamed TeliaSonera Holding.

     The business segment information presented below for the years ended December 31, 2002, 2001 and 2000 is based on our reporting structure prior to January 1, 2003. We have not restated our business segment information to correspond to the new business structure after the merger.

Restructuring Costs

New Focus for the Danish Fixed Network Operations

     We conducted a review of our Danish fixed network operations in 2002 with a view to valuing the operations’ assets and assessing the strategic focus of the operations. As a result of such review, we decided to restructure and streamline our fixed network operations in Denmark. In particular, we have shut down certain unprofitable businesses in Denmark and significantly reduced the number of full and part-time employees. We expect to see the full benefits of the restructuring in Denmark starting at the end of 2003.

     Each of the elements of the Danish fixed network refocusing costs resulted in future cash outflows, except for write-downs, which are non-cash in nature. The material elements of the refocusing costs are as follows:

	Restructuring	Cash	Change in
	charges	outflow	restructuring
	2002	2002	provision

	(SEK in millions)
Restructuring provision, beginning of period	—	—	—
Workforce reduction	45	—	45
Leasing and service contracts, technical sites	113	(39)	74
Leasing contracts, offices	11	—	11
Dismantling of technical sites and offices	157	—	157
Other costs	193	—	193
Exchange rate differences	—	—	6

Restructuring provision, end of period	—	—	486

Write-downs and write-offs of tangible and intangible fixed assets	3,033	—

Total	3,552	(39)

Strategic Refocusing of the International Carrier Operations

     The entry of a considerable number of competitors in the markets where our international carrier business operates has created overcapacity and has resulted in a rapid decline of the price of wholesale bandwidth capacity. These market conditions led us to write down the carrying value of the international carrier business by approximately SEK 3 billion in 2001. Due to continued adverse market developments in the international carrier operations in 2002, we undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier operations could achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, we decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of the restructuring program, we are closing down Telia International Carrier’s Asian operations as well as its domestic voice reseller business in the United Kingdom and Germany, discontinuing its offering of domestic network services in the United States and terminating its co-location business. We are also centralizing Telia International Carrier’s sales, administration and customer care resources by moving them to Sweden. The strategic refocusing and restructuring aims at enabling our international carrier operations to substantially scale down the number of offices and technical facilities, as well as reducing operation and maintenance costs and the number of leased lines. We estimate that, as part of the restructuring, former Telia’s international carrier operations will reduce its original workforce of approximately 800 persons as of September 2002 by more than 50 percent. As of December 31, 2002, our international carrier operations had 736 employees. We expect to complete the restructuring program relating to our international carrier operations in large part by the end of 2003.

     Each of the elements of the restructuring costs relating to our international carrier operations resulted in future cash outflows, except for write-downs, which are non-cash in nature. The material elements of the international carrier restructuring costs are as follows:

	Restructuring		Change in
	charges	Cash outflow	restructuring
	2002	2002	provision

	(SEK in millions)
Restructuring provision, beginning of period	—	—	—
Workforce reduction	303	(40)	263
Leasing and service contracts, technical sites and land	2,860	(66)	2,794
Leasing contracts, offices	186	(2)	184
Dismantling of technical sites and offices	230	—	230
Customer compensation	233	—	233
Legal and similar fees	151	(1)	150

Restructuring provision, end of period	—	—	3,854

Write-downs of intangible and tangible fixed assets	5,307	—
Write-downs of financial fixed assets	824	—

Total	10,094	(109)

Streamlining the Core Business

     In the beginning of 2002, Telia began implementing a plan to streamline its core businesses. In particular, Telia focused on making its sales and distribution channels more efficient, concentrating customer service centers in fewer locations, streamlining its delivery processes and increasing sales of standardized products and services through the Internet and through sales channels using interactive voice response. Telia cut back on its offerings that did not generate sufficient profits. While most of the costs relating to the streamlining efforts were expensed as incurred, Telia also recorded some restructuring provisions in 2002.

     In 2002, in connection with these streamlining efforts, Telia reduced the number of its employees in Sweden by 774. Telia Resources and Redeployment, a unit that supports redundant employees in Sweden in their efforts to find new employment, identified an additional 323 employees as redundant. Telia Resources and Redeployment’s costs principally include retraining, as well as severance and early retirement costs. In connection with the streamlining efforts, Telia instituted a hiring freeze of both full and part-time staff and consultants.

     In connection with the streamlining efforts of its core operations, Telia also closed down certain businesses and sold certain operations in 2002.

     Each element of the streamlining effort costs, except write-off items, which are non-cash in nature, resulted in immediate or future cash outflows. The material elements of these streamlining effort costs are as follows.

	Restructuring		Change in
	charges	Cash outflow	restructuring
	2002	2002	provision

	(SEK in millions)
Restructuring provision, beginning of period	—	—	—
Workforce reduction	389	(75)	314
Other	53	(2)	51
Reversal, non-utilized	—	—	(78)

Restructuring provision, end of period	—	—	287

Workforce reduction	302	(302)
Administrative support systems write-off	57	—
Customer and Internet services equipment write-off	114	—

Total	915	(379)

Close-down of Satellite-related Activities

     At the end of 2001, management decided on a plan to cease Telia’s Swedish-based satellite-related activities. Implementing this plan involved the termination of employees, evaluating the usefulness of satellite station equipment, terminating contractual commitments and incurring legal, accounting and similar fees. We have substantially completed the implementation of this plan, including the termination of employees in connection with the plan, although the termination of one satellite capacity contract may be delayed until 2004.

     The satellite division’s employees include operating and product development personnel and corporate staff. The restructuring plan affects a total of 48 employees who will be made redundant. As of December 31, 2002, 25 people were employed by the satellite division.

     As a consequence of closing down our satellite-related activities, we wrote off the value of our satellite station equipment. Termination of various satellite capacity contracts is expected to trigger penalty payments.

     Each of the elements of satellite restructuring costs resulted in future cash outflows, except for equipment write-offs, which are non-cash in nature. The material elements of satellite restructuring costs are as follows:

	Restructuring		Change in
	charges	Cash outflow	restructuring
	2001	2002	provision

	(SEK in millions)
Restructuring provision, beginning of period	—	—	455
Workforce reduction	39	(19)	(19)
Leasing contracts, satellite capacity	357	(192)	(192)
Site restoration, customer compensation, other costs	59	(21)	(21)
Reversal, non-utilized	—	—	(138)

Restructuring provision, end of period	—	—	85

Satellite station equipment write-off	45	—

Total	500	(232)

Realigning Measures in 2000

     For the year ended December 31, 2000, Telia recorded restructuring costs totaling SEK 210 million related to the implementation of management’s plan to realign a portion of TeliaSonera’s business strategy, which resulted in certain equipment being written-off or being subject to accelerated depreciation due to economic obsolescence. These items were non-cash in nature.

Write-downs Relating to Netia Holdings S.A.

     Netia, a fixed-line telecommunications provider in Poland in which we previously held a 48 percent interest, suffered serious financial setbacks in 2001. In March 2002, Netia negotiated a restructuring plan with its principal noteholders, financial creditors and Netia’s largest shareholders, including us, which subsequently received the requisite approval of 95 percent of the holders of its existing notes. Largely as a result of the implementation of the restructuring plan through the issuance of newly issued shares to certain of Netia’s debt holders in January 2003, our ownership interest in Netia was diluted from 48 percent to approximately four percent. We currently hold approximately two percent of the shares in Netia, and have entered into agreements to completely divest our holdings in Netia.

     We recorded a substantial impairment charge relating to our investment in Netia in 2001, and subsequently wrote down our investment in Netia to zero as a result of a loss in earnings from associated companies attributable to Netia. In 2001, we recorded a total loss in earnings from associated companies of SEK 2,464 million with respect to our investment in Netia. We record the carrying value of our investment in Netia at zero, and do not expect to be required to make any further impairment charges with respect to our investment in Netia.

Recent Acquisitions, Investments and Divestitures

     We have made a number of significant acquisitions and equity investments as well as divestitures since the beginning of 2000. Our most significant transaction during the three-year period ended December 31, 2002, was the merger of Telia and Sonera in December 2002.

Acquisitions, Investments and Divestitures by Telia

     Telia’s most significant investments during 2000 to 2002 before the merger of Telia and Sonera include its acquisition of the Norwegian mobile operator NetCom in 2000, its investment in the joint-venture company Svenska UMTS-nät in 2001 and its acquisition of the Danish fixed line infrastructure company Powercom A/S in 2001. As part of the implementation of its refine and refocus initiative in 2000 and 2001, Telia divested a number of businesses and operations outside of its core operations. Telia’s principal divestitures included the sale of its economic interest in the Brazilian mobile operation Tess in 2001, its sale of its entire interest in its directory services subsidiary Eniro AB in 2000 and 2001, and its sale of a 51 percent interest in its former subsidiary Telefos, which was responsible, among other things, for Telia’s IT consulting businesses, directory assistance services, and infrastructure design, construction and maintenance services.

Principal Acquisitions and Investments

     Telia’s principal acquisitions and investments since the beginning of 2000 included:

•	In February 2000, Telia acquired a 29.5 percent interest in First National Holding S.A., which held interests in several mobile and fixed network operators in Northwestern Russia, for SEK 700.2 million.

•	In the second half of 2000, Telia acquired NetCom, the second largest mobile operator in Norway. The aggregate purchase price for the acquisition was SEK 24,577 million.

•	In June 2001, Telia purchased all of the shares of Powercom for 457 million Danish kroner.

     In addition, Telia also made significant investments in UMTS licenses in 2000, 2001 and 2002. In 2000, Telia invested NOK 200 million to acquire a UMTS license in Norway. During 2001, Telia was awarded a UMTS license in Denmark for a total purchase price of SEK 1,024 million. While Telia was not granted a UMTS license in connection with the UMTS tender by the Swedish State in 2000, it entered into a joint venture with Tele2 in March 2001 to exploit the UMTS license awarded to Tele2. The joint venture is owned on an equal basis by the parties.

     We and Tele2 will, on a pro rata basis, finance the construction of the UMTS infrastructure through capital contributions and issuance of guarantees that are necessary in order for Svenska UMTS-nät to obtain third party financing. As of December 31, 2002, we had made an aggregate capital contribution of SEK 501 million to Svenska UMTS-nät. On September 19, 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. As security for certain amounts borrowed by Svenska UMTS-nät under the facility, we and Tele2 have issued guarantees to the lenders and have granted pledges of their shares of Svenska UMTS-nät. We are not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät.

Principal Divestitures

     Telia’s principal divestitures since the beginning of 2000 included:

•	Effective January 1, 2000, Telia sold its fixed telephone operations in Norway to Enitel ASA for $252.6 million and realized a gain of SEK 1,375 million.

•	In October-November 2000, Telia sold 50.9 percent of its shareholding in its directory services subsidiary, Eniro, through an initial public offering of Eniro’s shares, which generated net proceeds to Telia of approximately SEK 6.2 billion and a capital gain of SEK 6,022 million. In the second half of 2001, Telia sold its remaining interest in Eniro for an aggregate price of SEK 7.26 billion and recorded capital gains of SEK 5,447 million. In addition, during 2001 but prior to such sale, Eniro acquired operations in Germany and Finland paying with its own newly issued shares. The resulting dilution of Telia’s ownership interest in Eniro generated non-cash capital gains of SEK 486 million. In total for 2000 and 2001, Telia recorded capital gains of SEK 11,955 million in relation to Eniro.

•	In February 2001, Telia’s partially owned subsidiary Telia Overseas AB sold its 29 percent interest in the Slovenian mobile company SI.Mobil to Mobilkom Austria for €50.1 million. Telia realized a capital gain of SEK 380 million in connection with this sale.

•	In April 2001, Telia and its majority owned subsidiary Telia Overseas sold all of their economic interest in the Brazilian mobile operator Tess SA for cash and notes to Telecom Americas Ltd., a consortium owned by America Moviles, Bell Canada International and SBC Communications. To meet the requirements of Agencia Nacional de Telecommunicacos or Anatel, the telecommunications regulatory authority in Brazil, under Tess’s concession, Telia was required to maintain voting control in Tess until December 2003. Telia and Telia Overseas have, accordingly, retained a majority of the voting shares in Tess. As part of the transaction, however, Telia and Telia Overseas granted a call option to Telecom Americas to purchase Telia’s and Telia Overseas’ voting interest in Tess, which may be exercised in the event all Brazilian laws and regulations applicable to the transfer of the voting interest are satisfied. At the same time, Telecom Americas granted Telia and Telia Overseas a put option granting Telia and Telia Overseas the right to put their voting interest in Tess to Telecom Americas under substantially the same conditions.

The total face value of the consideration for the sale of Tess was $681.9 million, of which 66 percent was paid in cash upon signing, with the remaining 34 percent paid in the form of promissory notes issued by Telecom Americas and guaranteed by America Moviles, Bell Canada International and SBC, respectively. As agreed between the parties, Telia and Telia Overseas have resold their notes during 2001. As a result, Telia and Telia Overseas have received an aggregate of $625.9 million in cash proceeds from the sale of their Tess interests. Telia realized a capital gain of SEK 2,786 million in connection with the Tess divestiture. Telia’s capital gain from its sale of Tess was, however, a consequence of equity losses that Telia had previously recorded from its holding in Tess. Between 1998 and 2001, Telia recorded equity losses from its holding in Tess in the aggregate amount of SEK 3,623 million.

•	In May 2001, Telia sold its call center operations in Sweden, Norway, Denmark and Finland for approximately SEK 100 million and realized a capital gain of SEK 55 million.

•	In May 2001, Telia acquired the remaining shares of the Polish directory company Panorama Polska Sp.z.o.o., in which Telia previously owned a 49 percent interest, for SEK 812 million. In accordance with an option agreement with Eniro, all shares in Panorama were transferred immediately thereafter to Eniro, which paid for the purchase in cash and newly issued shares in Eniro. Telia realized a capital gain of SEK 103 million in connection with the sale of Panorama Polska. Following the transaction, Telia disposed of its holding in Eniro, as described above, and, at the end of 2001, Telia had no remaining shareholding in Eniro.

•	In May 2001, Vodafone Plc finalized the acquisition of Eircell 2000 plc, the mobile operations within Eircom Plc. The acquisition of Eircell by Vodafone resulted in Telia acquiring an indirect shareholding in Vodafone. Telia has since disposed of all of its shareholdings in Vodafone, realizing net proceeds of approximately SEK 3,500 million and a capital loss of SEK 314 million. In November 2001, Telia sold its holding in Eircom Plc to Valentia Telecommunication Ltd. for SEK 3,900 million. Telia realized a capital gain of SEK 1,070 million in connection with the sale. Telia originally held its shares in Eircom via Comsource UnLtd. In April 2002, Telia sold its 40 percent interest in Comsource to the other shareholder, the Dutch telecom operator Royal KPN N.V., realizing a capital gain of SEK 153 million.

•	In June 2001, Telia sold all of its shares in Telia Finland Oy, which was responsible for Telia’s Finnish fixed-line operations, to Song Networks for SEK 445 million, resulting in a capital gain of SEK 65 million.

•	In June 2001, Telia sold a 51 percent interest in its subsidiary Telefos to Industri Kapital 2000 Ltd. We presently maintain significant and continuing commercial and financial relationships with some of the companies held by the Telefos Group that are more fully described in “Item 7.B Related Party Transactions.” Due to these relationships, we have not calculated any capital gain or loss in connection with the sale of the Telefos Group.

•	In December 2001, Telia sold all of its interest in the Internet service provider Scandinavian Online AB to Eniro for SEK 128 million and realized a capital gain of SEK 53 million.

•	In December 2001, Telia sold 91 percent of its interest in the Orbiant Group, which installs and services network infrastructure and other telecommunications equipment, to Flextronics Network Services Sweden AB for SEK 1,046 million. Telia recorded a capital gain of SEK 653 million in connection with this transaction. Flextronics acquired Telia’s remaining nine percent interest in the Orbiant Group in July 2002 for a purchase price of SEK 106 million.

•	In April 2002, Telia sold its 26 percent interest in Bharti Mobile to Telia Overseas, a 65 percent owned subsidiary of Telia, for SEK 526 million. Telia realized a capital gain of SEK 176 million in connection with this transaction. In May 2002, Telia Overseas announced the sale of its 26 percent interest in Bharti Mobile to Bharti Tele-Ventures Ltd. The transaction was completed in June 2003, generating a capital gain of approximately SEK 330 million.

Acquisitions, Investments and Divestitures of Sonera

     Before the merger of Telia and Sonera, Sonera had made a number of significant acquisitions and equity investments as well as divestitures, including the following:

Sonera’s U.S. Investments and Divestitures

•	Between 1998 and 2001, Sonera held minority interests in the U.S. GSM operators Aerial Communications, Inc., VoiceStream Wireless Corporation, Powertel Inc. and Eliska Wireless Ventures Holding Company, Inc. Sonera’s aggregate cash investments into these operators totaled €1,234 million.

•	After the merger of VoiceStream and Aerial, and the acquisition of VoiceStream and Powertel by Deutsche Telekom AG in 2001, Sonera disposed of its interests in the U.S. GSM operators. Sonera received part of the sales consideration in Deutsche Telekom shares, which it sold in several transactions during 2001 and 2002. Sonera received total cash proceeds of €2,237 million from the sale of its interests in U.S. GSM operators, realizing a total cash gain of €1,003 million.

Sonera’s UMTS Investments

•	In 2000, Sonera participated in various consortia in UMTS license auctions and beauty contests in several European countries. As a result, Sonera acquired minority positions in UMTS license- holding companies in Germany, Italy, Spain and Norway. Sonera’s aggregate cash investments in the acquisition of licenses and the start-up of operations during the period from 2000 to 2002 were approximately €4.0 billion.

•	In 2001 and 2002, Sonera recorded write-downs on all of its UMTS investments, reducing the carrying value of these investments to zero. Write-downs and provisions totaled €12 million in 2001 and €4,352 million in 2002.

Other Investments

•	In May 2000, Sonera invested $127 million in Fintur, acquiring a 35.3 percent holding in the company, the principal purpose of which was to hold certain non-GSM investments in Turkey and Turkcell’s GSM investments outside Turkey.

•	In the first quarter of 2001, Sonera acquired a 24.1 percent interest in Loimaan Seudun Puhelin Oy, a local telephone operator based in south-western Finland, for approximately €25 million. In January 2002, Sonera purchased an additional five percent interest in Loimaan Seudun Puhelin for approximately €4 million raising its total holding to 29.1 percent.

•	In February 2001, Sonera acquired a 25.5 percent holding in Metro One, a provider of directory services for mobile handset subscribers in the United States for €72 million.

•	In August 2002, Sonera completed the purchase of an additional 23.24 percent interest in Fintur from the Çukurova Group, raising its total holding in Fintur to 58.55 percent. As part of the transaction, Fintur’s loss making technology and media businesses were sold to the Çukurova Group. Sonera paid a net consideration of approximately €117 million as a result of the transaction, and assumed interest-bearing net debt of Fintur of approximately €125 million.

Other Divestitures

•	In July 2000, Sonera sold a portion of its interest in Turkcell as part of Turkcell’s initial public offering. Prior to the offering, Sonera made a capital contribution to Turkcell in the amount of €113 million. In the offering, Sonera sold part of its shares, decreasing its interest from 41.6 percent to 37.3 percent, and received €735 million. Sonera recorded a capital gain from the sale of €680 million.

•	In March 2001, Sonera sold all of its remaining equity interest in TietoEnator Corporation for €424 million and recorded a capital gain of €286 million.

•	In February 2002, Sonera sold its shares in Pannon GSM to Telenor Mobile realizing total net cash proceeds of approximately €310 million. As a result, Sonera recorded a gain of approximately €220 million.

•	In March 2002, Sonera sold its directory assistance business Sonera Info Communications, including its interests in Intra Call Center S.A., Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy, to a consortium led by 3i plc of the United Kingdom. In separate transactions in March 2002, Sonera also divested its minority holdings in two directory assistance businesses, Conduit plc and 118 Ltd., which formerly were a part of Sonera Info Communications business. The total consideration Sonera received for the sales amounted to approximately €113 million. Sonera recorded a gain of approximately €90 million in connection with the sales.

•	In May 2002, Sonera sold its former wholly owned subsidiary Primatel Ltd to YIT Corporation for a consideration of €34 million. Sonera recorded a gain of €31 million from the sale.

•	In May 2002, Sonera sold Sonera Gateway’s financing business to Nordea Rahoitus Suomi Oy. Leasing property and the related lease agreements were transferred to Nordea for a total consideration of €114 million. Sonera did not record a significant gain from the sale.

•	In June 2002, Sonera sold its 14 percent holding in Libancell, one of two GSM operators in Lebanon, to Lebanese Telecommunications Company SARL for a total consideration of approximately €24 million. Sonera recorded a gain of €20 million from the sale.

•	In August 2002, Sonera sold a 16 percent interest in its former wholly owned subsidiary, Sonera Zed, to Yahoo!. The transaction was effected through a primary issue of new Sonera Zed shares to Yahoo!. Pursuant to the terms of the investment agreement, Yahoo! has the right to purchase up to 100 percent of Sonera Zed over the next two years, at a price to be determined by Sonera Zed’s operational performance. Yahoo! also has the right to sell its accumulated interest in Sonera Zed to Sonera by December 2003 at a maximum total consideration of €11 million.

•	In October 2002, Sonera sold an approximate 54 percent interest in its former wholly owned subsidiary SmartTrust to a group of private equity investors for €35 million. Sonera recorded a capital gain of approximately €18 million from the transaction.

Regulatory and Other Legal Developments

     The information discussed below is presented based on TeliaSonera’s historical results, which include the results of Sonera and the new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, only for the period beginning December 3, 2002.

     Our business has been and continues to be heavily influenced by the regulatory regime applicable to telecommunications service providers in Sweden and Finland. In particular, laws and regulations covering the pricing of fixed network services, interconnection access and pricing, unbundling of the local loop, carrier pre-selection and number portability have affected our business and results of operations.

     The most significant regulatory developments with respect to Telia Mobile’s results of operations for each of the three years ended December 31, 2002 have been interconnection pricing and number portability. We are required to provide interconnection to our mobile and fixed networks for calls to and from competing domestic operators. Under interconnection agreements with other operators, we receive fees for terminating incoming calls that originate from other operators. Because we are deemed to have significant market power in Sweden, we are obliged to offer interconnection to our networks at cost-based pricing terms. In June 1999, the Swedish regulatory authority, or the NPTA, required us to reduce our mobile interconnection tariffs by 15 percent to reflect better our actual cost of terminating calls. We have since lowered our mobile interconnection tariffs on several occasions, effective July 1, 2001, March 1, 2001 and March 31, 2002, from an average interconnection rate of SEK 1.80 per minute to SEK 0.92 per minute in response to NPTA rulings. This has resulted in a sharp decline in our mobile interconnection revenues. While we appealed the recent ruling of the NPTA to reduce our mobile interconnection tariffs from SEK 1.18 to SEK 0.92 per minute in May 2002, the County Administrative Court rejected our appeal. We have filed an appeal with the Administrative Court of Appeal. Effective October 1, 2002, we lowered our mobile interconnection tariff to SEK 0.88 per minute.

     In its ruling dated February 21, 2002, the NPTA found that our principal competitors in the Swedish GSM market, Vodafone and Tele2, also have significant market power in the national market for interconnection. Vodafone and Tele2 have appealed this ruling and the Swedish Administrative Court has granted injunctive relief relating to the effectiveness of the NPTA’s ruling pending the conclusion of the court appeals process. In June 2003, the NPTA further ruled that Tele2 is required to provide interconnection to its network at reduced rates. Tele2 has stated that it will appeal the NPTA’s decision with the Swedish Administrative Court.

     A number of regulatory developments have increased competition in the fixed network retail market. Effective September 1999, the NPTA has mandated the offering of carrier pre-selection for national, international and fixed-to-mobile calls. In addition, carrier pre-selection covering local calls was introduced on February 2, 2002. Carrier pre-selection has had a significant effect on the net sales and profitability of Telia Networks as competitors have attracted significant amounts of subscriber traffic away from Telia Networks.

Critical Accounting Policies

     The following discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IAS. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base these estimates on historical experience and various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     After discussing the development and selection of the critical accounting estimates, and related management’s discussion and analysis disclosure, with the board of directors, management believes that the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements:

•	revenues;

•	valuation of intangible and other long-lived assets;

•	provisions for pensions;

•	income taxes; and

•	litigation and contingent liabilities.

Revenues

     Our recording of net sales is described in Note 6 to our consolidated financial statements. We maintain a reserve for doubtful receivables for estimated losses that result from the inability of our customers to make required payments. We base our reserve on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends. If economic or specific industry conditions worsen beyond our estimates, we could increase our reserve by recording additional expense.

     Fiber and duct are sold as part of the operations of our international carrier business. We have decided to view these as integral equipment. Under the terms of the commercial agreements relating to our international carrier business, title is not transferred to the lessee. The transactions are therefore reported as operating lease agreements. The contracted sales price is chiefly paid in advance and is recognized as revenue during the period of the agreement. Sales not recognized as revenue are reported as long-term liabilities and prepaid income. See also Note 28 to our consolidated financial statements.

     Within our international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Evenly balanced swap-deals and the non-cash part of unbalanced swap-deals are not recorded as revenue or expense in our consolidated accounts, as the contracts refer to assets of similar nature and value. Therefore, they are recognized based on the carrying value of the assets exchanged, rather than at fair value. In an unbalanced swap-deal, any cash paid is recorded as an asset and any cash received is recorded as deferred revenue. These amounts are recognized in operations over the term of the related contracts on a straight-line basis. In transactions where the monetary consideration received is at least 25 percent of the fair value of the exchange, and the fair value of the assets transferred is reasonably determinable, the exchange is treated as part monetary and part non-monetary. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. The value of the unfulfilled deliveries in a swap-deal is recorded as a current liability (net received) or a current receivable (net provided). The corresponding asset or deferred revenue is not amortized until delivery has occurred. As of December 31, 2002 and 2001, we had, through non-cash swapping, net received infrastructure and network capacity with a book value of SEK 54 million and SEK 334 million, respectively.

Valuation of Intangible and Other Long-lived Assets

     The following table presents our long-term assets as of December 31, 2002, 2001 and 2000, respectively.

	As of December 31,

	2002	2001	2000

	(SEK in millions)
Intangible fixed assets	68,106	26,816	25,198
Tangible fixed assets	56,175	47,314	43,807
Financial fixed assets	48,534	20,784	22,335

Total long-lived assets	172,812	94,914	91,340

     The carrying value of intangible fixed assets is mainly attributable to goodwill and other intangible fixed assets arising from the merger of Telia and Sonera in December 2002 and the acquisition of NetCom in June 2000. See Note 40 to our consolidated financial statements for a description of the purchase price allocation process in connection with the merger of Telia and Sonera. On December 31, 2002, the carrying value of Sonera goodwill and other intangible assets was SEK 30,068 million and SEK 4,753 million, respectively. The carrying value of NetCom goodwill and other intangible fixed assets was SEK 24,456 million, SEK 23,998 million and SEK 23,185 million on December 31, 2002, 2001 and 2000, respectively. Other intangible fixed assets consist mainly of licenses, patents, administrative support systems and leaseholds.

     Tangible fixed assets mainly consist of fixed and mobile telecommunications equipment and related assets.

     Amortization and depreciation of intangible and tangible long-lived assets are based on the assets’ historical acquisition value, with appropriate adjustments for impairment and taking into account the estimated economic life of the assets. For assets acquired during a year, amortization and depreciation is calculated from the date of acquisition. Amortization and depreciation is mainly recorded on a straight-line basis. See also Note 11 to our consolidated financial statements.

     Financial fixed assets mainly consist of investments in associated companies, financial leasing receivables, operating leasing receivables and deferred tax assets. See “—Income Taxes” below.

     The carrying value of investments in associated companies is accounted for using the equity method. As of December 31, 2002 (see also Note 41 to our consolidated financial statements), the largest individual carrying values of investments in associated companies were as follows:

As of
December 31, 2002

(SEK in millions)
Turkcell (direct and indirect holdings)	12,174
Infonet	2,732
Eesti Telekom	2,447
MegaFon (direct and indirect holdings)	2,345
Lattelekom	1,006
Telecominvest	807

     Financial leasing receivables comprise information technology related equipment, including PABXs (Private Automatic Branch Exchange), personal computers and other office equipment leased to customers under financial leasing contracts. These assets are reported at the gross investment cost in the lease, less unearned financial revenues. Some of the leasing receivables have been securitized. Based on the terms of the securitization contracts, the leasing receivables have been included in the consolidated balance sheet. See also Note 28 to our consolidated financial statements.

     We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, in which case we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the present value of the expected cash flows is less than the carrying value of the asset, a write-down is recognized in an amount by which the asset’s carrying value exceeds the sum of the expected future cash flows, discounted with a discount rate determined by management. The discount rate is derived from our cost of capital plus an appropriate risk premium.

     As a result of such impairment analysis, in the years ended December 31, 2002 and 2001, we recorded write-downs amounting to SEK 10,023 million and SEK 5,425 million, respectively.

     In 2002, in light of the ongoing turbulence in the market, we undertook a comprehensive review of Telia International Carrier’s operations to clarify how the international carrier operations could achieve a positive cash flow as quickly as possible. As a result of such review, which was completed in early September 2002, we decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. In addition, we wrote down the value of our fixed assets relating to our international carrier operations by SEK 6,131 million in 2002. Further, we reviewed the Danish fixed network operations in order to value their assets and determine a new focus for the operations. As a result of the review, the recoverable value was found to be SEK 3,033 million lower than the book value, and a corresponding impairment was recognized. Furthermore, a write-down of SEK 536 million was taken against Telia’s Finnish mobile operations to reflect its estimated market value.

     In 2001, poor profitability in Telia International Carrier and surplus capacity in the industry resulted in Telia recording a write-down of SEK 3,027 million attributed to telecommunications assets owned by the business area. Telia also recorded a write-down of SEK 1,820 million related to all remaining goodwill in the associated company Netia due to the deterioration of the financial position of the company.

     As a consequence of the decrease in the market valuations of mobile operators generally, we also tested our investment in NetCom for impairment. In performing the impairment analysis of goodwill, we used a discounted cash flow (DCF) model to estimate the fair value of NetCom as we believed this to be the most relevant measure to use to assess its fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including market growth rates, revenue volumes, market prices for telecommunications services, costs to maintain and develop communications networks and working capital requirements. Forecasts of future cash flows are based on our best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other information. These assumptions are subject to review by our management and the audit committee of our board of directors. The cash flow forecasts are adjusted by an appropriate discount rate derived from our cost of capital plus an appropriate risk premium at the date of evaluation.

     The use of a DCF model required us to make numerous assumptions about NetCom’s future cash flows and related costs necessary to generate such estimated cash flows. The selection of one or more differing assumptions could result in a significantly different estimate of fair value. Critical assumptions used by us to estimate the fair value of NetCom as of December 31, 2002, include the weighted average cost of capital (WACC) of 9.52 percent.

     We estimated the fair value of NetCom to be in excess of its carrying value at December 31, 2002, and therefore concluded that the related goodwill was not impaired. The results of the DCF calculations revealed, however, that the estimated fair value of NetCom was not significantly greater than its carrying value. As a result, should actual future results differ from our assumptions, or changes in certain assumptions be required in response to future events, we may be required to recognize a material impairment charge related to the NetCom goodwill in the future. Accordingly, we plan to regularly monitor actual versus planned results of this business.

     Furthermore, based on the market value of Infonet’s publicly traded Series B shares, the carrying value of our investment in Infonet is higher than its current market valuation. However, our investment in Infonet also includes unlisted Series A shares which carry ten times the votes of the Series B shares. In addition, we currently believe that Infonet has a strong current financial position. We will carry out a thorough impairment analysis of our investment in Infonet on a regular basis assessing facts and circumstances should they change.

     If the projections for future cash flows for any of our long-lived assets change as a result of changes in our business model or strategy, competitive pressures, or regulatory environment, we may have to recognize impairment charges on our intangible, tangible and financial long-lived assets.

Provisions for Pensions

     Almost all of our employees in Sweden, Finland and Norway are covered by defined benefit plans. Provisions for these benefits represent obligations that will not be definitively settled for a long period of time. Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles. Our obligations for defined benefit plans in these countries are mainly secured by pension fund arrangements. The assets of the fund, primarily consisting of various marketable securities, constitute plan assets for pensions and are valued at fair market value. See also Note 22 to our consolidated financial statements.

     The most significant assumptions management makes in connection with calculation of pension benefit obligations are the discount rate used to calculate future obligations, the expected annual rate of increase in compensation, the expected return on plan assets, expected annual adjustments to pensions, and the expected employee turnover rate. The actuarial calculation of pension obligations and pension expenses was based on the following principal assumptions:

	As of December 31,

	2002	2001	2000

		(%)
Weighted average discount rate	5.5	5.5	6.0
Expected rate of compensation increase	3.5	3.0	3.0
Expected return on plan assets	6.5	7.5	7.5
Annual adjustments to pensions	2.0	2.0	2.0
Employee turnover rate	3.8	5.0	5.0

     The discount rate reflects the rates at which the pension benefits could be effectively settled, which means a period somewhere from 15 to 30 years. We have chosen to base the estimated discount rate on the yields of applicable national government bonds, as management regards such bonds as high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. However, the longest term of these bonds is 15 years. The yields for terms over 15 years have been estimated from the current markets rates along the yield curve. The final decision on discount rates is then made after analyzing the relationship of the spread of the yields between national government bonds and a benchmark of euro government bonds (which are available at terms of longer than 15 years).

     The expected annual rate of compensation increase reflects expected future salary increases as a compound of inflation, seniority and promotion. Management’s estimate is based on historical data on salary increases and on the expected future inflation rate.

Historical data is also the basis for estimating the expected employee turnover rate, which reflects the expected level of employees leaving the company through natural attrition.

     The expected return on plan assets reflects the average rate of earnings expected on the investments made (or to be made) to provide for the pension benefit obligations that are secured by the pension fund. The asset portfolio is balanced primarily between equity and fixed income. The asset allocation is composed to give the expected return, based on historical data.

     Expected annual adjustments to pensions reflect the inflation rate. In determining this rate, management has chosen to use the inflation target rates set by the national and European central banks.

     Changes in these key assumptions may have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost.

Income Taxes

     As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in our financial statements and tax returns. These differences result in deferred tax benefits and liabilities, which are included in our consolidated balance sheet. Management must also assess the likelihood that the deferred tax benefits will be recovered from future taxable income and to the extent management believes that recovery is not probable, these assets are recognized only in part or not at all. To the extent the likely recovery of deferred tax benefits changes, an expense or benefit is included in the income tax account in our consolidated income statement for the relevant period.

     Significant management judgment is required in determining the provision for income taxes, deferred tax benefits and liabilities and the valuation of deferred tax benefits in particular.

The total deferred tax liability recognized at December 31, 2002 was SEK 10,673 million, which related principally to untaxed reserves recognized under Swedish tax legislation. The total deferred tax benefit of SEK 15,931 million primarily related to the deferred tax benefit associated with impairment losses recognized under Finnish tax legislation. Hence, the net deferred tax benefit on December 31, 2002 was SEK 5,258 million. See “Item 3.A Risk Factors — We may not be able to fully realize anticipated tax benefits resulting from recent asset write downs.”

     In the event that actual results differ from these estimates due to future changes in income tax legislation or results from the final review of our tax returns by tax authorities, we may need to establish an additional valuation reserve or may need to decrease a portion of the valuation reserves previously established. These events would impact our income tax amounts recognized in the consolidated financial statements for the relevant period.

Litigation and Contingent Liabilities

     Determination of the treatment of contingent liabilities in our consolidated financial statements is based on management’s view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. A provision is recognized if an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is less than probable but reasonably possible, or an estimate is not determinable, the matter is disclosed in the notes to our consolidated financial statements provided that the matter is material.

Principal Differences Between IAS and U.S. GAAP

     TeliaSonera’s consolidated financial statements are prepared in accordance with IAS.

     Our net loss in 2002 under IAS was SEK 8,067 million, as compared to net income of SEK 1,869 million in 2001 and SEK 10,278 million in 2000. Under U.S. GAAP, we would have reported a net loss of SEK 8,755 million in 2002, compared to net income of SEK 4,443 million in 2001 and SEK 9,991 million in 2000.

     The principal differences between IAS and U.S. GAAP that affect or net income or loss, as well as our shareholders’ equity, relate to the treatment of revenue from access, connection and similar fees, impairment charges, sale and leasebacks, stock compensation expense, restructuring costs, financing of associated companies and amortization and impairment of goodwill. See note 45 to our consolidated financial statements included in Item 18 of this Form 20-F for a description of the principal differences between IAS and U.S. GAAP as it relates to us and for a description of the anticipated impact on the consolidated financial statements of the adoption of recently issued U.S. GAAP accounting standards.

Overview of the Year 2002

     The information discussed below is presented based on TeliaSonera’s historical results, which include the results of Sonera and the new Baltic subsidiaries Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons only for the period beginning December 3, 2002.

     Our net sales increased by SEK 2,287 million, or four percent, from SEK 57,196 million in 2001 to SEK 59,483 million in 2002. The merger of Telia and Sonera and the related consolidation of the new Baltic subsidiaries Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons generated additional net sales of SEK 2,345 million between December 3, 2002 and December 31, 2002. For Telia’s former core business areas, which included Telia Mobile, Telia Internet Services, Telia Networks and Telia International Carrier, but excluded Telia Holding, the increase in comparable net sales was approximately five percent, taking into account divested operations. The increase was primarily attributable to customer growth and traffic revenue in Telia Mobile, as well as strong demand for broadband services. Telia International Carrier also recorded net sales growth, despite turbulence in the industry, as the build-out of Telia’s international carrier network approached completion and management increased focus on the marketing of such services. While the retail portion of Telia Networks experienced a decline in net sales, wholesale fixed network sales increased.

     In 2002, our operating income decreased by SEK 16,355 million, from operating income of SEK 5,460 million in 2001 to an operating loss of SEK 10,895 million in 2002. The decrease was largely the result of extensive write-downs and restructuring costs. Depreciation and write-downs increased from SEK 13,975 million in 2001 to SEK 20,844 million in 2002 principally due to the write-down of the carrying value of Telia International Carrier. Other operating expenses also increased from SEK 1,312 million in 2001 to SEK 15,152 million in 2002 primarily due to a provision for restructuring costs relating to our international operations. Income from associated companies decreased from SEK 6,136 million in 2001 to SEK 528 million in 2002. Income from associated companies in 2001 included capital gains from the divestment of companies that previously reported losses. Income from associated companies in 2001 also included a write-down of SEK 1,820 million relating to our holding in Netia.

     Our net interest-bearing liability increased from SEK 10,661 million as of December 31, 2001 to SEK 25,034 million as of December 31, 2002, mainly as a result of our assumption of Sonera’s debt. Accordingly, our net debt increased from SEK 20,004 million as of December 31, 2001 to SEK 38,075 million as of December 31, 2002. Net interest-bearing liability is a measure intended to illustrate the net amount of capital that generates interest income, interest expenses, or capital gains or losses in the financial net portion of our income statement. Net debt, which equals interest-bearing debt less cash and short-term investments, is a measure intended to illustrate our net indebtedness from a liquidity viewpoint.

Recent Developments

     On May 8, 2003, we announced our results for the three months ended March 31, 2003. Net sales for the three months ended March 31, 2003 were SEK 20,349 million, a four percent increase from net sales of SEK 19,642 for the same period in 2002 assuming Telia and Sonera had been a combined company and Com Hem and Telia Mobile Finland had been divested as of January 1, 2001. The growth in net sales was principally generated in our mobile operations in Norway and by the consolidation of our Eurasian mobile operations, the majority of which we acquired in August 2002.

     Our operating income totaled SEK 3,227 million for the three months ended March 31, 2003, a decrease of 30 percent as compared to operating income of SEK 4,625 million for the same period in 2002 assuming Telia and Sonera had been a combined company and Com Hem and Telia Mobile Finland had been divested as of January 1, 2001. Our operating income in the first three months was significantly higher in 2002 than in 2003 primarily due to capital gains of SEK 2,798 million recorded in the first three months of 2002.

     Our cash flow from operating activities for the three months ended March 31, 2003, was SEK 5,586 million compared to cash flow from operating activities of SEK 2,326 million for the same period in 2002 assuming Telia and Sonera had been a combined company and Com Hem and Telia Mobile Finland had been divested as of January 1, 2001. Cash used in capital expenditure decreased by 35 percent to SEK 1,689 million for the three months ended March 31, 2003, as compared to cash used in capital expenditure of SEK 2,615 million for the same period in 2002 assuming Telia and Sonera had been a combined company and Com Hem and Telia Mobile Finland had been divested as of January 1, 2001. As a result, our free cash flow, measured as cash flow from operating activities less capital expenditure, increased to SEK 3,897 million for the three months ended March 31, 2003, from negative free cash flow of SEK 289 million for the same period in 2002 assuming Telia and Sonera had been a combined company and Com Hem and Telia Mobile Finland had been divested as of January 1, 2001. Our improved free cash flow enabled us to strengthen our financial position and to reduce our net debt by SEK 3,427 million as compared to December 31, 2002 to SEK 34,648 million as of March 31, 2003.

     To obtain clearance for the merger of Telia and Sonera from the European Commission, we agreed to dispose of our Com Hem cable business, including our cable broadband services in Sweden, and Telia Mobile Finland. In June 2003, we sold Com Hem to the Swedish investment fund EQT Northern Europe Ltd. for approximately SEK 2.2 billion. In June 2003, we also sold Telia Mobile Finland to Finnet.

Results of Operations (Combined)

     The following discussion relates to the combined results of Telia and Sonera as if the merger had occurred as of January 1, 2001, in order to present certain comparable financial information on a combined basis for 2002 and 2001. The combined financial information presented below assumes that TeliaSonera held a 100 percent interest in Sonera for the periods presented and that Com Hem and Telia Mobile Finland were divested as of January 1, 2001.

Combined Condensed Income Statement Information

     The following table sets forth the unaudited condensed combined income statement information of TeliaSonera for 2002 and 2001:

	For the years ended
	December 31,

	2002	2001

	(SEK in millions)
Net sales	80,979	80,925
Operating income	(45,958)	9,586
Income after financial items	(46,791)	5,253
Net income	(32,890)	2,143

     In 2002, we experienced a strong growth in our mobile communications, Internet and broadband operations in the Nordic countries and the Baltic countries, as well as strong growth in our mobile operations in Eurasia which we consolidated as of September 2002. Our net sales, however, increased by only 0.1 percent in 2002 as compared to 2001 due to the disposal of certain business operations by both Telia and Sonera.

     On a combined basis, operating income decreased by SEK 55,544 million from an operating profit of SEK 9,586 million in 2001 to an operating loss of SEK 45,958 million in 2002. The decrease was primarily due to write-downs and other expenses associated with our restructuring and streamlining efforts, which totaled SEK 55,049 million in 2002. Additionally, our net capital gains from asset sales of SEK 3,588 million in 2002 were significantly lower than in 2001 when we recorded approximately SEK 18 billion of net capital gains from asset sales.

     On a combined basis, income after financial items decreased by SEK 52,044 million from an income after financial items of SEK 5,253 million in 2001 to a loss after financial items of SEK 46,791 million in 2002. The decrease in 2002 was primarily due to the decrease in operating income.

     On a combined basis, net income decreased by SEK 35,033 million from a net income of SEK 2,143 million in 2001 to a net loss of SEK 32,890 million in 2002. The decrease was primarily due to the decrease in operating income, partly offset by a deferred tax benefit recorded in 2002.

Combined Condensed Cash Flow Information

     The following table sets forth the unaudited condensed combined statements of cash flows of TeliaSonera for 2002 and 2001:

	For the years ended
	December 31,

	2002	2001

	(SEK in millions)
Cash flow from operating activities	20,717	14,181
Capital expenditure	(11,183)	(21,189)
Free cash flow	9,534	(7,008)
Other investing activities	7,685	35,200
Cash flow from financing activities	(21,889)	(20,511)

Change in cash	(4,670)	7,681

     On a combined basis, our cash flow from operating activities increased by 46 percent in 2002 as compared to 2001 principally due to increased margins in our mobile operations and due to reduced losses in many loss-making businesses, especially in the former Sonera Service Businesses.

     On a combined basis, our capital expenditures decreased by 47 percent in 2002 as compared to 2001 due to lower level of investment activity throughout all operations, especially in the former Telia International Carrier and Networks operations.

     As a result of the increased cash flow from operating activities and the reduced capital expenditures, the free cash flow (cash flow from operating activities less capital expenditure) increased by SEK 16,524 million from negative free cash flow of SEK 7,008 million in 2001 to positive free cash flow of SEK 9,534 million in 2002.

     On a combined basis, cash flow from other investing activities decreased by SEK 27,515 million in 2002 as compared to 2001 principally due to significantly higher proceeds from asset sales in 2001.

     On a combined basis, we used SEK 21,889 million in financing activities in 2002, principally to repay our debt. In 2001, we used SEK 20,511 million in financing activities on a net basis, taking into account Sonera’s rights issue which raised approximately SEK 9 billion.

Results of Operations for the Years Ended December 31, 2002, 2001 and 2000 (Historical)

     The information discussed below is presented based on TeliaSonera’s historical results, which include the results of Sonera and the new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, only for the period beginning December 3, 2002.

     Following our “refine and focus” initiative in 2001, in which a substantial portion of our non-core operations were divested, we began, at the start of 2002, focusing greater attention on rationalizing and streamlining our core operations. Efforts in Sweden were mainly focused on the sales and distribution channels, concentrating customer services in fewer locations, streamlining the delivery process and increasing sales of standardized products and services through web and interactive voice response.

     In 2002, the number of employees in Telia decreased by 1,241, with a reduction of 774 employees in Sweden. The restructuring measures in our Danish operations and Telia International Carrier reduced the number of employees by more than 200. Telia Resources and Redeployment identified an additional 323 employees as redundant at year-end. During the year, we reduced the number of consultants used as temporary employees by almost 400.

     The measures taken thus far had a positive impact on earnings for 2002, although the full impact is expected to become evident in 2003 as the efficiency programs continue.

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Net sales	59,483	57,196	54,064
Costs of goods and services sold	(38,182)	(40,435)	(33,028)

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Gross income	21,301	16,761	21,036
Selling, administrative and research and development expenses	(18,667)	(17,943)	(16,326)
Other operating revenues and expenses	(14,057)	506	8,493
Income from associated companies	528	6,136	(1,197)

Operating income	(10,895)	5,460	12,006
Financial revenues and expenses	(721)	(652)	(289)

Income after financial items	(11,616)	4,808	11,717
Taxes	3,619	(2,917)	(1,447)
Minority interests	(70)	(22)	8

Net income	(8,067)	1,869	10,278

Net Sales

     The following table sets forth our external net sales by business area and business unit and the percentage change therein for the periods indicated:

	Year ended
	December 31,			Change

	2002	2001	2000	2002/2001	2001/2000

	(SEK in millions)			(%)
Telia Mobile	20,163	17,857	13,791	12.9	29.5
Telia Networks	27,263	29,159	28,379	(6.5)	2.7
Telia Internet Services	4,174	3,288	2,501	26.9	31.5
Telia International Carrier	4,369	3,652	3,124	19.6	16.9
Telia Holding	906	3,072	6,057	(70.5)	(49.3)
Other	2,608	168	212	NA	(20.8)

Total Sales	59,483	57,196	54,064	4.0	5.8

     Total group sales increased by four percent in 2002 as compared to 2001, and total group sales increased by six percent in 2001 as compared to 2000. The increase in 2002 was primarily attributable to customer growth and increased traffic revenue in Telia Mobile, strong demand for broadband services, as well as the merger of Telia and Sonera and the related consolidation of the new Baltic subsidiaries, which in total generated net sales of SEK 2,345 million between December 3, 2002 and December 31, 2002. The increase in total group sales in 2001 was primarily attributable to high customer growth and increased traffic revenue in Telia Mobile and the full year effect of the acquisition of the NetCom in June 2000, as well as increased demand for broadband Internet access in Telia Internet Services. Increases in group sales in 2002 and 2001 were partially offset by the divestiture of many non-core operations carried out as part of our refine and focus initiative.

Telia Mobile

     The following table sets forth net sales for Telia Mobile by source and the percentage change therein for the periods indicated:

	Year ended
	December 31,			Change

	2002	2001	2000	2002/2001	2001/2000

	(SEK in millions)			(%)
Mobile communications:
Sweden	10,520	10,047	8,868	4.7	13.3
Norway	5,482	4,287	1,655	27.9	15.9
Finland	933	648	364	44.0	78.0
Denmark	852	633	442	34.6	43.2
Business Solutions	1,842	1,450	1,426	27.0	1.7
Other	534	792	1,036	(32.6)	(23.6)

Total external sales	20,163	17,857	13,791	12.9	29.5
Intra group sales	1,475	1,973	2,233	25.2	(11.6)

Total sales	21,638	19,830	16,024	9.1	23.8

     The following table sets forth selected operational data for Telia Mobile for the periods indicated:

	As at or for the
	year ended December 31,

	2002	2001	2000

Sweden:
Total subscriptions (in thousands)	3,604	3,439	3,257
Total GSM (in thousands)	3,467	3,295	3,076
of which, subscriptions	1,680	1,759	1,755
of which, prepaid	1,787	1,536	1,321
Total NMT 450 (in thousands)	137	144	154
Subscribers via external service providers (in thousands)	88	74	48
Average traffic per subscriber per month (minutes)	130	127	123
Total SMS messages (in millions)	488	389	185
Customer churn (%)	12	8	8
ARPU (SEK)	277	285	308
Norway:
Total subscriptions, GSM (in thousands)	1,088	970	850
of which, subscriptions	542	469	417
of which, prepaid	546	501	433
Subscribers via external service providers (in thousands)	90	112	50
Average traffic per subscriber per month (minutes)	156	136	139
Total SMS messages (in millions)	756	501	302
Customer churn (%)	29	29	29
ARPU (NOK)	345	310	308
Other Nordic:
Subscriptions, Denmark (in thousands)	466	288	263
SMS messages, Denmark (in millions)	175	61	39
Subscriptions, Finland (in thousands)(1)	300	239	149
SMS messages, Finland (in millions)(1)	82	57	28

(1)	The operations of Telia Mobile Finland were sold in June 2003 in accordance with the commitment made to the European Commission in connection with the merger of Telia and Sonera.

     External net sales by Telia Mobile increased by 13 percent in 2002, as compared to 2001, and external net sales increased by 29 percent in 2001 as compared to 2000. The increase in external net sales in 2002 was primarily attributable to increased traffic per subscriber, increased demand for SMS services as well as subscriber growth. The increase in external net sales in 2001 was primarily attributable to an increase in the number of subscribers and the acquisition of NetCom, an increase in the number of subscribers from external service providers, increased traffic per subscriber and increased demand for SMS services.

     The number of subscribers in the Nordic region increased by 522,000 to 5,458,000 in 2002 as compared to 2001 and by 417,000 to 4,936,000 in 2001 as compared to 2000. The number of subscribers from external service providers, which are not included in the total number of subscribers in the Nordic region, decreased by 8,000 to 178,000 in 2002 as compared to 2001 and increased by 88,000 in 2001 to 186,000 as compared to 2000.

Sweden

     External net sales from mobile telecommunications in Sweden were SEK 10,520 million in 2002, an increase of SEK 473 million, or five percent, over external net sales of SEK 10,047 million in 2001, and in 2001, external net sales increased by SEK 1,179 million, or 13 percent, over external net sales of SEK 8,868 million in 2000. The increase in external net sales in 2002 was primarily attributable to an increase in the number of prepaid subscribers, traffic per subscriber and demand for SMS services. This increase was partially offset by reduced interconnection fees, which led to a four percent decline in the total price level in 2002 as compared to 2001. The increase in external net sales in 2001 was primarily attributable to an increase in the number of prepaid subscribers, traffic per subscriber and demand for SMS services.

     The number of mobile subscribers increased by 165,000 to 3,604,000 in 2002 as compared to 2001 and by 182,000 to 3,439,000 in 2001 as compared to 2000. The average traffic per subscriber per month increased by three minutes to 130 minutes per month in 2002 as compared to 2001 and by four minutes to 127 minutes in 2001 as compared to 2000. Monthly average revenue per subscriber decreased by SEK 8 to SEK 277 in 2002 as compared to 2001 and by SEK 23 to SEK 285 in 2001 as compared to 2000. The rate of customer churn was 12 percent in 2002 as compared to eight percent in 2001 and 2000.

Norway

     External net sales from mobile telecommunications in Norway were SEK 5,482 million in 2002, an increase of SEK 1,195 million, or 28 percent, over external net sales of SEK 4,287 million in 2001, and in 2001, external net sales increased by SEK 2,632 million, or 159 percent, over external net sales of SEK 1,655 million in 2000. The increase in external net sales in 2002 was primarily attributable to subscriber growth, higher traffic per customer and higher demand for SMS services. The increase in external net sales in 2001 was primarily attributable to the inclusion of NetCom’s results of operations for the full year in 2001 as well as to steady subscriber growth, higher traffic per customer and higher demand for SMS services.

     The total number of subscribers increased by 118,000 to 1,088,000 in 2002 as compared to 2001 and by 120,000 to 970,000 in 2001 as compared to 2000. The number of subscribers from external service providers decreased by 22,000 to 90,000 in 2002 as compared to 2001 and the number of subscribers from external service providers increased by 62,000 to 112,000 in 2001 as compared to 2000. A total of 756 million SMS messages were sent in 2002, an increase of 51 percent over 2001, and a total of 501 million SMS messages were sent in 2001, an increase of 66 percent over 2000. Average monthly revenue per user rose to NOK 345 in 2002 as compared to NOK 310 in 2001. Average monthly revenue per user was NOK 308 in 2000.

Denmark

     External net sales from mobile telecommunications in Denmark were SEK 852 million in 2002, an increase of 35 percent over external net sales of SEK 633 million in 2001, and in 2001, external net sales increased by 43 percent over external net sales of SEK 442 million in 2000. The increase in external net sales in 2002 was primarily attributable to an increase in the number of subscribers and higher demand for SMS services. The increase in external net sales in 2001 was primarily attributable to an increase in the number of subscribers. The total number of subscribers increased by 178,000 to 466,000 in 2002 as compared to 2001 and the total number of subscribers increased by 25,000 to 288,000 in 2001 as compared to 263,000 subscribers in 2000.

     A significant portion of our new sales in 2002 in Denmark were as a result of The Choice household subscription, a new service launched in 2002 that allows subscribers to create their own service packages. We also launched Telia Mobiz in the first quarter of 2002, which targets business subscribers and combines a flat rate for traffic with a telephone lease offer. In addition, the GSM network was completed during 2002, enabling us to offer services at competitive prices throughout Denmark.

Finland

     External net sales from mobile telecommunications in Finland were SEK 933 million in 2002, an increase of SEK 285 million, or 44 percent, over external net sales of SEK 648 million in 2001, and in 2001, external net sales were increased by 78 percent over external net sales of SEK 364 million in 2000. The increase in external net sales in 2002 and 2001 was primarily attributable to subscriber growth and the resulting higher traffic.

     The total number of subscribers increased by 61,000 to 300,000 in 2002 as compared to 2001 and the total number of subscribers increased by 90,000 to 239,000 in 2001 as compared to 2000. In June 2002, we switched from Radiolinja’s network to our own network and a roaming agreement was signed with Suomen 2G.

     In connection with the merger of Telia and Sonera, we made a commitment to the European Commission to divest our Telia Mobile Finland operations, also including handset sales and other services. We completed the divestment of such operations in June 2003. In 2002, external net sales from these operations were SEK 1,042 million.

Business Solutions

     Telia’s Business Solutions unit markets and sells products and services such as PBX’s and Centrex that combine fixed and mobile functionality. External net sales by Business Solutions increased by SEK 392 million to SEK 1,842 million in 2002 as compared to 2001 and external net sales increased by SEK 24 million to SEK 1,450 million in 2001 as compared to 2000. The increase in 2002 was primarily attributable to a change in sales operations in which equipment sales that we previously sold on commission started to be sold directly by us.

Telia Networks

     The following table sets forth net sales for Telia Networks by source for the periods indicated:

	Year ended
	December 31,

	2002	2001		2000

	(SEK in millions)
Retail:
Sweden:
Fixed voice services:
Fixed charges	7,705	7,749		7,489
Domestic calls	3,851	5,126		5,875
International calls	635	680		1,047
Calls to mobile telephones	3,138	3,101		3,363
Other calls	739	779		654
Total call charges	8,363	9,686		10,939
Other	1,716	1,664		1,320

Total fixed voice services	17,784	19,099		19,748
Network capacity	1,349	1,652		1,571
Customer premises equipment	716	573		574
Data communications, information technology services and other	2,381	2,432		2,541

Total Sweden	22,230	23,756		4,686
Other Nordic countries	638	926	(1)	1,044
Baltic region	13	14		29
Rest of Europe	0	106		16

Total retail	22,881	24,802		25,523

Wholesale:
Sweden Fixed voice services	2,030	1,812		1,591
Network capacity	1,300	1,136		776
Other	605	1,002		301

Subtotal	3,935	3,950		2,668
Other Nordic countries	447	407		188

Total wholesale	4,382	4,357		2,856

Total external sales	27,263	29,159		28,379
Intra-group sales	5,891	4,906		9,403

Total sales	33,154	34,065		37,782

(1)	Telia divested its fixed line operations in Finland in June 2001.

     The following table sets forth selected operational data for the Telia Networks business area for the periods indicated:

	As at or for the
	year ended December 31,

	2002	2001	2000

Sweden:
Fixed voice services, PSTN subscriptions (thousands)	5,558	5,663	5,783
Fixed voice services, ISDN channels (thousands)	883	922	838
Fixed voice services, calls (millions of minutes)
Domestic calls	19,838	26,533	31,360
International calls	460	503	520
Calls to mobile telephones	1,770	1,744	1,590
Connected broadband ADSL for ATM (thousands)	7	9	8
Connected broadband ADSL/LAN via Service Providers (thousands)	107	47	7
Denmark:
Fixed voice services, prefix and contract customers, Denmark (thousands)	257	264	232

     External net sales by Telia Networks decreased by SEK 1,896 million to SEK 27,263 million in 2002 as compared to 2001 and external net sales increased by SEK 780 million to SEK 29,159 million in 2001 as compared to 2000. External net sales in 2001 were higher than in 2002 primarily due to reduced fixed traffic volumes in Sweden as a result of local carrier pre-selection which was introduced on February 2, 2002 as well as the positive effect on external net sales in 2001 of the transfer of materials from Telia Networks to an associated company, Telefos, relating to network infrastructure. The increase in external net sales in 2001 as compared to 2000 was primarily due to the transfer of materials from Telia Networks to Telefos as well as to the half-year effect on sales of the acquisition of Powercom in the middle of 2001. The increase was partially offset by the half-year effect of the divestment of Telia’s fixed line operations in Finland. Excluding these effects, sales were essentially unchanged between 2000 and 2001. Continued growth in the wholesale business and higher sales of value-added services partially compensated for reduced traffic revenues in the Swedish retail market.

Retail

     External net sales in the retail market decreased by eight percent in 2002 to SEK 22,881 million from external net sales of SEK 24,802 million in 2001 and external net sales decreased by three percent in 2001 to SEK 24,802 million from external net sales of SEK 25,523 in 2000. The decrease in 2002 and 2001 was primarily attributable to reduced traffic revenues from fixed voice services in Sweden. Traffic revenues from fixed voice services in Sweden decreased 14 percent to SEK 8,363 million in 2002. The decrease was primarily due to the introduction of local carrier pre-selection in February 2002. Traffic revenues from fixed voice services in Sweden decreased 12 percent to SEK 9,686 million in 2001. The decrease was primarily due to the introduction of pre-selection for national long distance, international and fixed to mobile calls in September 1999.

     The number of PSTN subscriptions in Sweden decreased by 105,000 to 5,558,000 in 2002 as compared to 2001 while the number of ISDN channels decreased by 39,000 to 883,000 in 2002 as compared to 2001. The number of PSTN subscriptions and ISDN channels decreased as customers chose mobile subscriptions over fixed lines and a growing number of ISDN customers switched to ADSL or LAN connections. In 2001, the numbers of PSTN subscriptions decreased by 120,000 to 5,663,000 as compared to 2000 while the number of ISDN channels increased by 84,000 to 922,000 as compared to 2000. External nets sales from PSTN and ISDN subscriptions decreased by one percent to SEK 7,705 million in 2002 as compared to 2001, while external nets sales in 2001 increased by three percent to SEK 7,749 million as compared to 2000 due to price increases for retail subscribers in the beginning of 2001.

     Demand for value-added services such as Caller ID, Telesvar, telemeetings and videoconferencing was strong and sales increased in 2002 and 2001.

     The market for data communications was characterized by strong price pressure in 2002 and 2001 and sales for data communications and other IT services decreased in both years.

Wholesale

     External net sales in the wholesale market increased by one percent to SEK 4,382 million in 2002 as compared to 2001 and external net sales increased by 53 percent in 2001 to SEK 4,357 million as compared to 2000. Excluding the effects of the transfer of materials from Telia Networks to Telefos and the acquisition of Powercom in the middle of 2001, the increase in net sales in 2002 as compared to 2001 was 16 percent and the increase in net sales in 2001 as compared to 2000 was 19 percent.

     External net sales from interconnection traffic in Sweden increased by 12 percent in 2002 to SEK 2,030 million and external net sales increased by 14 percent to SEK 1,812 million in 2001 as compared to 2000. The increase in external net sales from interconnection traffic in 2002 and 2001 was primarily attributable to the effects of local carrier pre-selection introduced in February 2002 and pre-selection for national long distance, international and fixed to mobile calls introduced in September 1999, which resulted in an increase in the demand for our network from other operators that provided connectivity to retail users.

     External net sales of network capacity in Sweden increased by 14 percent to SEK 1,300 million in 2002 as compared to 2001 and external net sales increased by 46 percent to SEK 1,136 million in 2001 as compared to 2000. The increase in 2002 and 2001 was primarily attributable to the effects of carrier pre-selection, which resulted in an increase in the demand for our network capacity from other operators in Sweden.

     During 2002, we delivered a total of 181,000 ADSL/LAN broadband connections in Sweden, including 60,000 to external service providers. At December 31, 2002, a total of 431,000 customers were connected to our broadband network via ADSL/LAN, an increase of 72 percent from December 31, 2001.

Telia Internet Services

     The following table sets forth net sales for Telia Internet Services by source for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Sweden:
Internet access	2,379	1,820	1,396
Internet services	123	136	35
Cable television	898	786	666
Other	118	60	47
Other Nordic Countries	656	486	357

Total external sales	4,174	3,288	2,501
Intra-group sales	32	17	292

Total sales	4,206	3,305	2,793

     The following table sets forth selected operational data for Telia Internet Services for the periods indicated:

	As at and for the
	year ended December 31,

	2002	2001	2000

	(in thousands, except as specified)
Sweden:
Dial-up:
Subscriptions, dial-up access:	763	747	687
Traffic, dial-up access (millions of minutes)	6,022	7,117	7,072
Broadband and cable television:
ADSL/LAN access	317	194	27
Fixed access (ProLane)	4	3	2
Cable television subscriptions	1,395	1,378	1,358
of which, broadband Internet users	72	48	22
Denmark:
Dial-up Internet access subscriptions	94	89	78
Cable television subscriptions	188	179	175
of which, broadband Internet users	81	58	30
Total Nordic dial-up Internet access subscriptions	857	836	765
Total Nordic broadband Internet access subscriptions	474	303	81
Total Nordic Internet access subscriptions	1,331	1,139	846

     External net sales by Telia Internet Services increased by 27 percent in 2002 to SEK 4,174 million from external net sales of SEK 3,288 million in 2001. External net sales increased 31 percent in 2001 from external net sales of SEK 2,501 million in 2000. The increase in 2002 and 2001 was primarily attributable to strong demand for Internet access accounts, particularly broadband access, and higher average price levels.

     During 2002, Internet services that did not show satisfactory profitability, such as content services, portal services and payment services, were restructured or removed from the product mix. We instead increased our focus on development and sales of Internet accesses, where we have particular competence and a strong market position.

Internet access

     External net sales of Internet accesses increased by 33 percent to SEK 2,608 million in 2002 from external net sales of SEK 1,959 million in 2001 and external net sales increased by 31 percent in 2001 from external net sales of SEK 1,488 million in 2000.

     In 2002 and 2001, demand for broadband access was strong in both the residential and business segments.

     The total number of broadband subscribers increased by 171,000 to 474,000 in 2002 as compared to 2001 and the total number of broadband subscribers increased by 222,000 to 303,000 in 2001 as compared to 2000. Demand for dial-up also increased and the number of subscriptions increased by 21,000 to 857,000 in 2002 as compared to 2001 and increased by 71,000 to 836,000 in 2001 as compared to 2000. The increase in 2002 was primarily due to the introduction of a new service, Telia Internet för Alla, which provides Internet access to any phone line subscriber for which the subscriber is charged only for time used on the network. The increase in 2001 was primarily due to a growing number of our subscribers upgrading their fixed line connections to broadband service.

     At the end of 2002, we had a total of 1,331,000 Internet subscribers, an increase of 17 percent from 1,139,000 subscribers in 2001, which in turn was an increase of 35 percent from 846,000 subscribers in 2000.

     During 2002, we entered into agreements with parties including Apoteksbolaget, the Swedish National Courts Administration and SEB for delivery of virtual private networks based on the Internet (IP-VPN). In 2002, we also launched an IP exchange that handles both voice and data using the same infrastructure.

Cable television

     External net sales from cable television increased by 17 percent to SEK 1,316 million in 2002 from net sales of SEK 1,129 million in 2001 and external net sales increased by 21 percent in 2001 from SEK 929 million in 2000. The increase in sales in 2002 was primarily attributable to price increases. The increase in sales in 2001 was primarily attributable to higher average revenue per property owner, increased number of digital television subscribers and increased use of pay-per-view services.

     In connection with the merger of Telia and Sonera, we made a commitment to the European Commission to divest our Swedish cable TV business Com Hem. In 2002, Com Hem’s external net sales were SEK 1,069 million. We completed the divestment of Com Hem in June 2003.

Telia International Carrier

     The following table sets forth net sales for Telia International Carrier for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Total external sales	4,369	3,652	3,124
Intra-group sales	819	980	944

Total sales	5,188	4,632	4,068

     The following table below sets forth selected operational data for Telia International Carrier for the periods indicated:

	As at and for the year
	ended December 31,

	2002	2001	2000

	(in thousands, except as indicated)
Fiber network, Europe (kilometers)	22,300	16,000	13,000
Fiber duct installation, Europe (kilometers)	14,400	10,000	5,300
Fiber network, United States (kilometers)	18,000	18,000	18,000
Fixed voice services, traffic minutes (millions of minutes)	4,983	3,997	2,911

     The international carrier market was characterized by major turbulence and uncertainty during 2002. As a means to adapt the operations to new market conditions, management made the decision in the third quarter of 2002 to change the strategic focus of Telia International Carrier. This entailed writing down the value of fixed assets relating to our international carrier operations by approximately SEK 6.0 billion. In addition, we made a provision of approximately SEK 4.0 billion as restructuring reserves.

     The new strategic focus of Telia International Carrier involves concentrating our operations on wholesale capacity sales, IP and voice over the profitable segments of the wholly owned network in Europe and across the Atlantic Ocean. We will also continue to focus on the transport of Internet traffic in the IP network through our peering points in Europe and the United States. During the fourth quarter of 2002 and the first quarter of 2003, measures were taken to adapt its operations to the new business direction. See “Item 4.B Business Overview – International Carrier – Market and Industry Outlook.”

•	Our international carrier operations in Asia were closed down. The office in Malaysia was closed in January 2003 and the offices in Singapore and Hong Kong were closed in March 2003.

•	The phase-out of our sales of domestic voice through resellers in the United Kingdom is underway.

•	A phase-out plan for our international carrier co-location business was drawn up to adapt the technical facilities to the new market conditions. Several offices were phased out in the fourth quarter of 2002.

•	The offering of domestic capacity services in the United States was terminated and existing transmission equipment is being disassembled in order to reduce operating and monitoring costs.

•	During the fourth quarter of 2002, several market units and customer service functions were centralized to Sweden.

     External net sales by Telia International Carrier in 2002 increased by 20 percent to SEK 4,369 million from 2001 and external net sales in 2001 increased to SEK3,652 million or by 17 percent from 2000. The increase in external net sales in 2002 and 2001 was primarily attributable to increased sales in network capacity and IP-traffic.

     Net sales of network capacity are mainly derived from sale of data transmission and wave-length services to customers who require large data transport capacity. Capacity is normally sold either under short (typically yearly) lease contracts or through indefeasible rights of use (IRUs), in which case revenue is recognized over the length of the IRU contract, normally ten years or more. Cash flow from IRU contracts normally does not coincide with reported revenue.

     There is a trend among customers to purchase IP traffic and network capacity instead of infrastructure, due to the relatively high upfront costs for the customer related to the equipment necessary to activate the acquired infrastructure.

     We expect that our refocusing and streamlining efforts will have the effect of reducing the revenues generated by our international carrier operations in the near future.

Telia Holding

     Telia Holding was responsible for Telia’s investments outside of our core business areas. Telia Holding comprised a number of consolidated businesses, including Finans/Credit, Sergel Kredittjänster, Division Satellit, Division Offentlig Telecom, Overseas and Suntel as well as several associated companies, including Slottsbacken, INGroup, Drutt Corp, Telefos, AUCS Communications Services (AUCS), Infonet Services and COOP Bank.

     External net sales of the Telia Holding business unit were SEK 906 million in 2002, a decrease of SEK 2,166 million from external net sales of SEK 3,072 million for the same period in 2001. External net sales in 2000 were SEK 6,057 million. The decrease in external net sales in 2002 and 2001 was attributable to the divestiture of our non-core business operations, which were formerly a part of the Telia Holding business unit.

Operating Expenses

     The following table sets forth our operating expenses by function and the percentage change in operating expenses for the periods indicated:

	Year ended December 31,			Change

	2002	2001	2000	2002/2001	2001/2000

	(SEK in millions)			(%)
Production(1)	38,182	40,435	33,028	(5.6)	22.4
Sales	9,225	8,738	8,277	(5.6)	5.6
Administration	8,275	7,902	6,485	4.7	21.9
Research and development	1,167	1,303	1,564	(10.4)	(16.7)

Total	56,849	58,378	49,354	(2.6)	18.3

(1)	Production includes all costs for services and products sold as well as for installation, maintenance, service and support.

     The following table sets forth our operating expenses by type of cost and the percentage change in operating expenses for the periods indicated:

	Year ended December 31,			Change

	2002	2001	2000	2002/2001	2001/2000

	(SEK in millions)			(%)
Total goods and services purchased	22,736	18,822	15,456	20.8	21.8
Personnel expenses	9,933	13,158	14,507	(24.5)	(9.3)
Depreciation and write-downs	12,356	13,921	8,012	(11.2)	73.8
Other expenses	11,824	12,477	11,379	(5.2)	9.6

Total	56,849	58,378	49,354	(2.6)	18.3

     Our operating expenses amounted to SEK 56,849 million in 2002 as compared to SEK 58,378 million in 2001 and SEK 49,354 million in 2000. Operating expenses in 2002 were lower than in 2001 because of the write-down in 2001 in the carrying value of Telia International Carrier in the amount of SEK 3,027 million. Excluding depreciations and write-downs, operating expenses were on the same level in 2002 and 2001. The increase in operating expenses in 2001 as compared to 2000 was primarily attributable to a write-down in the carrying value of Telia International Carrier and higher depreciation. Excluding depreciation and write-downs, operating expenses in 2001 increased by 7.5 percent. The cost of goods and services purchased increased in 2002 and 2001 primarily as a result of the need to purchase network maintenance and support services from the Orbiant Group following the divestiture of such operations in 2001 as part of Telia’s “refine and focus” initiative. This divestiture also led to reduced personnel expenses in 2002 and 2001.

     Goods and services purchased include interconnection fees, mobile terminals and PABXs as well as network expenses relating to the cost of network maintenance and services and other installation and support services which we purchase from the Orbiant Group. Other expenses primarily include marketing expenses, consultants’ services, IT expenses and rent and leasing fees.

     The following table sets forth the major components of our personnel costs and percentage change therein for the periods indicated:

	Year ended December 31,			Change

	2002	2001	2000	2002/2001	2001/2000

	(SEK in millions)			(%)
Personnel expenses:
Salaries and remuneration	6,732	8,852	9,543	(23.9)	(7.2)
Social security expenses	1,804	2,614	3,055	(31.0)	(14.4)
Pension costs	971	613	901	58.4	(32.0)
Other personnel costs	426	1,079	1,008	(60.5)	7.0

Total	9,933	13,158	14,507	(24.5)	(9.3)

Average full-time equivalent employees	17,299	24,979	30,307	(30.7)	(17.6)
Headcount at period end	29,173	17,149	29,868	70.1	(42.6)

     Our total personnel expenses decreased by 24 percent in 2002 as compared to 2001 and by nine percent in 2001 as compared to 2000. The decrease in personnel expenses in 2002 and 2001 was primarily attributable to the divestiture of our non-core operations as part of our refine and focus initiative.

Other Operating Revenues and Expenses

     The following table sets forth the components of other operating revenues and expenses for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Other operating revenues:
Capital gains	298	1,347	8,031
Exchange rate gains	521	183	161
Other revenues	276	288	776

Total	1,095	1,818	8,968

Other operating expenses:
Capital losses	(384)	(572)	(27)
Exchange rate losses	(438)	(152)	(43)
Restructuring costs and other expenses	(14,330)	(588)	(405)

Total	(15,152)	(1,312)	(475)

Net effect on income	(14,057)	506	8,493

     Other operating revenues decreased by SEK 723 million to SEK 1,095 million in 2002 as compared to 2001 and by SEK 7,150 million to SEK 1,818 million in 2001 as compared to 2000. The decrease in other operating revenues in 2002 was mainly due to lower capital gains from divestments. Other operating revenues were significantly higher in 2000 than 2001 primarily due to the capital gains from the initial public offering of Eniro and the sale of fixed telephone operations in Norway.

     Other operating expenses increased by SEK 13,840 million to SEK 15,152 million in 2002 as compared to 2001 and by SEK 837 million to SEK 1,312 million in 2001 as compared to 2000. The increase in other operating expenses in 2002 was primarily due to impairment charges and restructuring provisions relating to our international carrier operations and our fixed network operations in Denmark. See “—Restructuring Costs.” The increase in 2001 was primarily due to the capital losses from the sales of Telia Internet Inc. and Telia Iberia and the costs for winding up our satellite business.

Income from Associated Companies

     The following table sets forth the effect on income from our share of earnings after taxes in our associated companies for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Share in net income for the period	293	(903)	(879)
Amortization and write-down of goodwill	(145)	(2,285)	(549)
Capital gains	380	9,324	231

Net effect on income	528	6,136	(1,197)

     Income from associated companies was SEK 528 million in 2002 as compared to income of SEK 6,136 million in 2001 and a loss of SEK 1,197 million in 2000. Income from associated companies in 2002 included capital gains of SEK 380 million, and income from associated companies in 2001 included capital gains of SEK 9,324 million and a write-down of goodwill in Netia of SEK 1,820 million. Excluding capital gains and the write-down of goodwill in Netia, the improvement in income in 2002 was SEK 1,516 million, which was primarily as a result of the divestment in 2001 of associated companies that previously reported losses, such as Tess, Eircom and Scandinavia Online. In addition, we currently record the carrying value of our investment in Netia at zero and no longer record our share of Netia’s losses in our consolidated financial statements.

Depreciation, Amortization and Write-downs

     The following table sets forth our depreciation and amortization, which is included in operating expenses and other operating expenses above, distributed among functions and percentage change therein for the periods indicated:

	Year ended December 31,			Change

	2002	2001	2000	2002/2001	2001/2000

	(SEK in millions)			(%)
Production	11,184	13,061	7,325	(14.3)	78.3
Sales	503	366	343	37.4	6.7
Administration	589	467	283	26.1	65.0
Research and development	80	27	61	196	(55.8)

Operating expenses	12,356	13,921	8,012	(11.2)	73.8
Other operating expenses	8,488	54	210	NA	(74.3)

Total	20,844	13,975	8,222	49.2	70.0

     The following table sets forth our total depreciation, amortization and write-downs and percentage change therein for the periods indicated, according to the following types of fixed assets:

	Year ended December 31,			Change

	2002	2001	2000	2002/2001	2001/2000

	(SEK in millions)			(%)
Goodwill	1,938	1,403	656	38.1	114
Other intangible assets	738	340	212	117	60.4
Buildings and land improvements	447	142	102	215	39.2
Fixed and mobile networks	15,500	9,868	5,631	57.0	75.2
Other machinery and equipment	2,221	2,222	1,621	0	37.1

Total	20,844	13,975	8,222	49.2	70.0

     We amortize goodwill according to original useful lives determined for each asset individually, but not longer than 20 years. In addition, we reassess goodwill annually to determine if additional write-downs are required. Amortization periods for mobile and fixed line licenses equal the period of the license. Other intangible fixed assets are amortized according to their useful lives generally over a period of five to ten years.

     Depreciation, amortization and write-down expense was SEK 20,844 million in 2002, an increase of 49 percent from SEK 13,975 million in 2001, which in turn was an increase of 70 percent from SEK 8,222 million in 2000. The increase in depreciation, amortization, and write-down expense in 2002 was primarily due to write-downs of the values of fixed assets relating to Telia’s mobile operations in Finland, the restructuring of our international carrier operations and fixed network operations in Denmark, and increased depreciation. The increase in 2001 was mainly attributable to the write-down in the carrying value of Telia International Carrier and increased depreciation.

Operating Income

     Our operating loss was SEK 10,895 million in 2002 as compared to operating income of SEK 5,460 million in 2001, which in turn was a decrease of 54 percent from operating income of SEK 12,006 million in 2000.

Segment Reporting of Underlying EBITDA and Operating Income

     Management has used underlying EBITDA and operating income as the principal measures for monitoring profitability in internal operations. Underlying EBITDA consists of EBITDA (earnings before interest, taxes, depreciation and amortization) net of items not reflecting the underlying business operations and excluding income from associated companies. Management believes that, besides operating income, underlying EBITDA is also one of the measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying EBITDA is presented to enhance the understanding of our historical operating performance. Underlying EBITDA, however, should not be considered as an alternative to operating income as an indicator of our operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

     For illustrative purposes, the following table sets forth the relationship between underlying EBITDA and operating income for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Underlying EBITDA	15,692	12,915	13,087
Depreciation, amortization and write-downs	(20,844)	(13,975)	(8,222)
Items not reflecting the underlying business operations	(6,271)	384	8,338
Income from associated companies	528	6,136	(1,197)

Operating income	(10,895)	5,460	12,006

     The following table sets forth items not reflecting the underlying business operations:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Phase-out of operations and personnel redundancy costs(1)	(5,924)	(478)	—
Certain pension-related items	(248)	88	854
IPO/integration expenses	(13)	—	(144)
Capital gains/losses(2)	(86)	774	7,628

Total	(6,271)	384	8,338

(1)	Excluding depreciation, amortization and write-downs.

(2)	Excluding associated companies.

     The following table sets forth underlying EBITDA, operating income and the percentage change (or percentage point change for margins) therein for our company, its four business areas and Telia Holding for the periods indicated:

	Year ended December 31,

	2002	2001	2000

Underlying EBITDA (SEK millions):
Telia Mobile	6,123	4,705	3,285
Telia Networks	11,090	11,710	11,515
Telia Internet Services	(486)	(970)	(1,201)
Telia International Carrier	(1,287)	(1,569)	(423)
Telia Holding	426	265	1,535
Other group-wide	(174)	(1,226)	(1,624)

Total	15,692	12,915	13,087

Underlying EBITDA margin (%):
Telia Mobile	28.3	23.7	20.5
Telia Networks	33.5	34.4	30.5
Telia Internet Services	(11.6)	(29.3)	(43.0)
Telia International Carrier	(24.8)	(33.9)	(10.4)
Telia Holding	23.5	2.5	8.1
Other group-wide	— (1)	— (1)	— (1)
Total	26.4	22.6	24.2
Operating income (loss) (SEK millions):
Telia Mobile	1,665	1,632	1,506
Telia Networks	1,495	3,854	6,761
Telia Internet Services	(1,288)	(1,649)	(1,307)
Telia International Carrier	(12,027)	(5,159)	(641)
Telia Holding	227	7,403	6,773
Other group-wide	(967)	(621)	(1,086)

Total	(10,895)	5,460	12,006

Operating income margin (%):
Telia Mobile	7.7	8.2	9.4
Telia Networks	4.5	11.3	17.9
Telia Internet Services	(30.6)	(49.9)	(46.8)
Telia International Carrier	(231.8)	(111.4)	(15.7)
Telia Holding	12.5	69.3	35.7
Other group-wide	— (1)	— (1)	— (1)
Total	(18.3)	9.5	22.2

(1)	The underlying EBITDA margin and operating income margin for other group-wide are not meaningful for any of the periods indicated.

     Our underlying EBITDA increased by 21.5 percent to SEK 15,692 million in 2002 as compared to 2001 and decreased by one percent to SEK 12,915 million in 2001 as compared to 2000.

Telia Mobile

     Underlying EBITDA for Telia Mobile was SEK 6,123 million in 2002, an increase of SEK 1,418 million, or 30 percent, from underlying EBITDA of SEK 4,705 million in 2001, which in turn was an increase of SEK 1,420 million, or 43 percent, from underlying EBITDA of SEK 3,285 million in 2000. The increase in underlying EBITDA in 2002 and 2001 was primarily due to continued subscriber growth, increased traffic per subscriber, as well as reduced costs as a result of our streamlining efforts. Underlying EBITDA also improved in 2001 as a result of the full year effect of the acquisition of NetCom in June 2000.

     Depreciation and amortization was SEK 4,422 million, SEK 3,385 million and SEK 1,965 in 2002, 2001 and 2000, respectively. The increase in 2002 was primarily due to a write-down of SEK 536 million with respect to Telia’s Finnish mobile operations to reflect estimated market value. The increase in 2001 was primarily due to full year effect of amortization of goodwill from the acquisition of NetCom and write-downs of technology platforms for mobile portals. Telia has tested its investment in NetCom for impairment and management believes that there are no grounds for recording write-downs with respect to NetCom as of December 31, 2002.

     Income from associated companies was SEK 321 million, SEK 361 million and SEK 166 million in 2002, 2001, and 2000, respectively. Items not reflecting the underlying business operations was negative SEK 357 in 2002, of which streamlining costs, including provisions for redundant personnel, totaled SEK 201 million. In 2001 and 2000, items not reflecting the underlying business totaled negative SEK 49 million and SEK 20 million, respectively. Operating income totaled SEK 1,665 million, SEK 1,632 million and SEK 1,506 in 2002, 2001 and 2000, respectively.

     In Sweden, underlying EBITDA in the mobile operations increased by seven percent to SEK 5,484 million in 2002 and underlying EBITDA increased by 24 percent to SEK 5,132 in 2001 . Underlying EBITDA margin increased to 46 percent in 2002 from 44 percent in 2001. Continued subscriber growth, higher traffic per subscriber and our streamlining efforts had a positive effect on the underlying EBITDA in 2002 and 2001.

     In Norway, underlying EBITDA in the mobile operations increased by 54 percent to SEK 2,132 million in 2002, and underlying EBITDA increased by 193 percent to SEK 1,381 million in 2001. Underlying EBITDA margin increased seven percentage points to 39 percent in 2002 and underlying EBITDA margin increased four percentage points to 32 percent in 2001. The increase in underlying EBITDA and underlying EBITDA margin in 2002 was primarily attributable to continued volume growth and cost management. The increase in underlying EBITDA and underling EBITDA margin in 2001 was primarily attributable to the acquisition of NetCom which occurred in June 2000 and to continued subscriber growth and higher traffic per subscriber.

     In Denmark, underlying EBITDA in the mobile operations improved from negative SEK 602 million in 2001 to negative SEK 505 million in 2002. Underlying EBITDA in Denmark in 2000 was negative SEK 475 million. The improvement in Denmark in 2002 was primarily attributable to strong net sales, and the decrease in 2001 was primarily attributable to restructuring costs and write-downs of telephone inventories. Underlying EBITDA in Finland increased to negative SEK 233 million in 2002 from SEK negative 412 million in 2001. Underlying EBITDA in Finland in 2000 was SEK negative 494 million. The increase in Finland in 2002 was primarily attributable to increased revenues and decreased costs resulting from a roaming agreement with Suomen 2G, and the increase in 2001 was primarily attributable to subscriber growth.

Telia Networks

     Underlying EBITDA for Telia Networks was SEK 11,090 million in 2002, a decrease of SEK 620 million, or five percent, from underlying EBITDA of SEK 11,710 million in 2001. Underlying EBITDA for Telia Networks increased by SEK 195 million, or two percent, in 2001 from SEK 11,515 million in 2000. Underlying EBITDA margin decreased one percentage points to 33.5 percent in 2002 from 34.4 percent in 2001, which in turn was an increase of four percentage points from 2000. The decrease in underlying EBITDA in 2002 was primarily due to losses in Denmark, and the increase in underlying EBITDA in 2001 was primarily due to increased efficiency measures.

     Our network operations in Denmark are the subject of a refocus program. Our Danish network operations are being focused on sales of fixed voice services to businesses and consumers and wholesale network capacity to operators and service providers, with a goal of achieving positive underlying EBITDA on a monthly basis by the end of 2003. In the fourth quarter of 2002, unprofitable products, such as ADSL, customer premises equipment and some data products, were discontinued or put into suspension. The number of employees in our Danish network operations has been reduced by 91 to 336 employees. In addition, our Danish network operations ceased employing consultants and temporary staff affecting more than 100 people. In the third and fourth quarters of 2002, the value of the current assets of our Danish network operations was written down and accounting adjustments, such as a reclassification of leasing contracts totaling SEK 699 million were made. Furthermore, the value of fixed assets was written down by SEK 3,033 million and provisions for restructuring costs of SEK 519 million were made in connection with the refocus program.

     Depreciation, amortization and write-downs were SEK 8,682 million, SEK 5,422 million and SEK 4,786 million in 2002, 2001 and 2000, respectively.

     Income from associated companies was SEK 66 million, as compared to loss from associated companies of SEK 2,363 million and SEK 1,309 million in 2001 and 2000, respectively. Income from associated companies in 2002 was positively affected by a capital gain of SEK 153 million from the divestment of Comsource, while income from associated companies in 2001 was negatively affected by the write-down of the remaining goodwill in Netia and the equity loss from Telia’s holding in the associated company Eircom.

     Items not reflecting the underlying business operations were negative SEK 979 million in 2002, which included restructuring reserves of SEK 519 million for our Danish operations and SEK 227 million for streamlining costs in our Swedish operations. In 2001 and 2000, items not reflecting the underlying business operations totaled negative SEK 71 million and SEK 1,341 million, respectively.

     Operating income totaled SEK 1,495 million, SEK 3,854 and SEK 6,761 in 2002, 2001 and 2000, respectively. Operating income in 2000 was positively affected by capital gains from the divestiture of our fixed network operations in Norway.

Telia Internet Services

     Underlying EBITDA for Telia Internet Services was negative SEK 486 million, negative SEK 970 million and negative SEK 1,201 million in 2002, 2001 and 2000, respectively. The improvement in underlying EBITDA in 2002 was primarily attributable to a price increase in the Cable TV business, reduced development costs and efficiency measures. The improvement in underlying EBITDA in 2001 was primarily attributable to improved efficiency in subscriber support, as well as decreased expenditures relating to the development of broadband services.

     Depreciation, amortization and write-downs was SEK 611 million, SEK 606 million and SEK 191 million 2002, 2001 and 2000, respectively.

     Losses from associated companies were SEK 56 million, SEK 45 million and SEK 21 million in 2002, 2001 and 2000, respectively.

     Items not reflecting the underlying business operations were negative SEK 135 million in 2002, which included restructuring costs such as provisions for redundant personnel totaling SEK 121 million. In 2001 and 2000, items not reflecting the underlying business operations were negative SEK 28 million and SEK 106 million, respectively. Operating income totaled negative SEK 1,288 million, negative SEK 1,649 million and negative SEK 1,307 million in 2002, 2001 and 2000, respectively.

Telia International Carrier

     Underlying EBITDA for Telia International Carrier was negative SEK 1,287 million, negative SEK 1,569 million and negative SEK 423 million in 2002, 2001 and 2000, respectively. The improvement in underlying EBITDA in 2002 was attributable to increased sales as well as the streamlining of operations. The decrease in underlying EBITDA in 2001 was primarily attributable to the fact that Telia International Carrier was in a build-up phase and was completing the Viking Network and establishing local market organizations. Most of the restructuring of Telia International Carrier is scheduled to be completed by the end of 2003 and is expected to enable Telia International Carrier to attain positive cash flow on a monthly basis during 2003, adjusted for restructuring costs.

     Depreciation, amortization and write-downs were SEK 5,960 million, SEK 3,589 million and SEK 199 million in 2002, 2001 and 2000, respectively. Write-downs of the carrying value of Telia International Carrier totaled SEK 5,307 million and SEK 3,027 million in 2002 and 2001, respectively.

     Items not reflecting the underlying business operations were negative SEK 4,780 million in 2002, which included SEK 3,963 million in restructuring reserves, and SEK 824 million in write-downs of infrastructure and network capacity. In both 2001 and 2000, items not reflecting the underlying business operations were negative SEK 1 million.

     There was no income from associated companies in 2002 and 2001 and the loss from associated companies was SEK 20 million in 2000. Operating loss totaled SEK 12,027 million, SEK 5,159 million and SEK 641 million in 2002, 2001 and 2000, respectively.

Financial Net

     The following table sets forth financial income and expense items for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Dividends	5	1	14
Capital gains	(1)	4	10
Write-downs	(185)	(147)	—

Total	(181)	(142)	24

Other financial revenues:
Interest on financial leases	662	600	598
Other interest income	474	964	864
Exchange rate gains	138	129	85

Total	1,274	1,693	1,547

Other financial expenses:
Interest expenses	(1,697)	(2,168)	(1,742)
Capitalized interest	19	81	19
Exchange rate losses	(136)	(116)	(137)

Total	(1,814)	(2,203)	(1,860)

Net financial expenses	(721)	(652)	(289)

     Our financial net effect on income was negative SEK 721 million, negative SEK 652 million and negative SEK 289 million in 2002, 2001 and 2000, respectively. The increase in net financial expenses in 2002 was mainly due to a decrease in interest income, partly offset by lower interest expenses. The increase in net financial expenses in 2001 was primarily due to interest expenses on loans raised to acquire NetCom in Norway in June 2000.

Income Taxes

     We recorded an income tax benefit of SEK 3,619 million in 2002 and income tax expense of SEK 2,917 million and SEK 1,447 million in 2001 and 2000, respectively. The change in 2002 was primarily due to recognition of deferred tax benefits related to impairment charges and restructuring provisions in our international carrier operations and our fixed network operations in Denmark, offsetable against future taxable profits.

     The former Telia Group has been subject to a routine tax audit in Sweden for the fiscal year 2000 and earlier. The audit was recently finalized without any requests for substantial changes. The former Sonera Group has been subject to a routine tax audit in Finland for the fiscal year 2001 and earlier. The tax auditors have now filed their last report without any requests for substantial changes.

5.B Liquidity and Capital Resources

     The information discussed below is presented based on TeliaSonera’s historical results, which include the results of Sonera and the new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, only for the period beginning December 3, 2002.

     The following table sets forth selected cash flow data for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(SEK in millions)
Cash flow from operating activities	12,449	10,416	10,152
Cash flow from investing activities	(5,553)	3,632	(37,121)

Cash flow before financing activities	6,896	14,048	(26,969)

Cash flow from financing activities	(10,344)	(6,608)	26,818

Cash and cash equivalents, opening balance	8,923	1,437	1,575
Cash flow for the period	(3,448)	7,440	(151)
Exchange rate difference in cash and cash equivalents	(10)	46	13

Cash and cash equivalents, closing balance	5,465	8,923	1,437

     Our principal source of liquidity is cash generated from operations. Our liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance of our facilities, to expand our business should management deem that such an expansion is in the interest of shareholders, to fund our working capital requirements and to make dividend payments.

     Cash flow from operating activities was SEK 12,449 million in 2002, an increase of SEK 2,033 million as compared to SEK 10,416 million in 2001. Cash flow from operating activities increased by SEK 264 million for the year ended December 31, 2001, from SEK 10,152 million in 2000.

     Cash used in investing activities was SEK 5,553 million in 2002, a significant change as compared to cash flow from investing activities of SEK 3,632 million in 2001. The change was primarily a result of significantly smaller proceeds from asset sales in 2002 as compared to proceeds from asset sales in 2001. Cash flow from investing activities increased significantly in 2001 as compared to cash used in investing activities of SEK 37,121 million in 2000. This change was due principally to the higher proceeds from asset sales in 2001 as compared to 2000, and due to lower expenditure on acquisitions in 2001 as compared to 2000.

     Cash used in financing activities was SEK 10,344 million in 2002, compared to SEK 6,608 million in 2001. The increase was primarily as a result of higher repayment of loans in 2002 as compared to 2001. Cash provided by financial activities was SEK 26,818 million in 2000, mainly due to new borrowings and an equity issue during the year. The need for cash in 2000 was primarily due to the acquisition of NetCom in June 2000.

     We believe that our bank credit facilities and open-market financing programs are sufficient for our present liquidity requirements. We have the following primary means of external borrowing:

Committed Facilities

•	Bank Credit Facilities

Outstanding Facility

•	In March 2003, we entered into a new committed €1,400 million revolving credit facility with a syndicate of banks, which has a final maturity date of March 2008. To date, we have not drawn any amounts under this facility.

Recently Repaid/Cancelled Facilities

•	We previously had a committed $1,000 million revolving credit facility with a syndicate of banks, which had a final maturity date of July 2003. As of December 31, 2002, we had not drawn any amounts under this facility. This facility was cancelled in March 2003.

•	We previously had a committed €92 million revolving credit facility with a syndicate of banks, which had a final maturity date of March 2004. We consolidated this credit facility as a result of the merger of Telia and Sonera in December 2002. As of December 31, 2002, €92 million had been drawn under this facility. This facility was fully repaid in March 2003 and cancelled in April 2003.

•	We previously had a committed €511 million revolving credit facility with a syndicate of banks, which had a final maturity date of April 2005. We consolidated this credit facility as a result of the merger of Telia and Sonera in December 2002. As of December 31, 2002, €200 million had been drawn under this facility. This facility was fully repaid in March 2003 and cancelled in April 2003.

Uncommitted Facilities

•	EMTN Programs

•	We previously maintained a $3,000 million Euro Medium Term Note (“EMTN”) program. As of December 31, 2002, we had total borrowings equivalent to $1,170 million under this EMTN program, with an average term to maturity of approximately 2.7 years. In May 2003, we increased the program size to €5,000 million.

•	We also maintain an additional €3,000 million EMTN program under the name of Sonera Corporation. We consolidated this EMTN program as a result of the merger of Telia and Sonera in December 2002. As of December 31, 2002, we had total borrowings equivalent to €1,800 million under this EMTN program, with an average term to maturity of approximately 2.6 years. As of May 2003, we can no longer borrow additional funds under this program and our intention is to allow the issued and outstanding bonds under the program to remain outstanding until their scheduled maturity and then refinance these bonds at the TeliaSonera AB level.

•	ECP Programs

•	We maintain a $1,000 million Euro Commercial Paper (“ECP”) program for short-term borrowings. We had no borrowings under this ECP Program as of December 31, 2002.

•	We also previously had an additional €500 million ECP program. We consolidated this ECP program as a result of the merger of Telia and Sonera in December 2002. As of December 31, 2002, we had total borrowings equivalent to €24 million under this ECP program with an average remaining maturity of approximately 0.3 years. This program was cancelled in May 2003.

•	FTN Program. We maintain a SEK 12,000 million Flexible Term Note (“FTN”) program. As of December 31, 2002, our total outstanding borrowings under this program amounted to SEK 7,040 million with an average remaining maturity of approximately 2.5 years.

•	FCP Program. We maintain a €500 million domestic Finnish Commercial Paper (“FCP”) program for short-term borrowings under the name of Sonera Corporation. We consolidated this FCP program as a result of the merger of Telia and Sonera in December 2002. We had no borrowings under the FCP program as of December 31, 2002.

     We had cash and cash equivalents of SEK 5,465 million as of December 31, 2002. In addition, the aggregate principal unutilized amount we had available under our committed credit facilities amounted to approximately SEK 12,000 million as of December 31, 2002. These have been substituted by the new committed €1,400 million revolving credit facility signed in March 2003.

Merger of Telia and Sonera

     In December 2002, in connection with the merger of Telia and Sonera, all of the outstanding debt of Sonera was consolidated into TeliaSonera’s financial position. The face value of the Sonera debt was approximately SEK 21.3 billion on the date of the merger.

     Our intention is that TeliaSonera AB will in the future refinance the outstanding Sonera debt as well as any new financing required for Sonera’s operations.

Contractual Obligations

     The table below sets forth certain information on our contractual obligations as of December 31, 2002:

			More than	More than
	Total		1 year	3 years
	Amount	Within	but within	but within	After
	Outstanding	1 year	3 years	5 years	5 years

	(SEK in millions)
Long-term loans	32,124	–	19,484	7,158	5,482
Short-term loans(1)	12,608	12,608	–	–	–
Operating leases	9,319	2,080	2,714	2,111	2,414
Financial leases	342	80	120	91	51
License fees	545	74	148	148	175
Unconditional purchase obligations	3,416	1,893	1,523	–	–
Other contractual obligations(2)	2,875	319	2,556	–	–

Total contractual cash obligations	61,229	17,054	26,545	9,508	8,122

(1)	Including short-term portion of long-term loans

(2)	Including commitments for capital expenditures relating to tangible assets of SEK 210 million.

     We had long-term loans amounting to SEK 32,124 million as of December 31, 2002. Of such amount, SEK 508 million was in the form of loans incurred through long-term financial leasing, foreign currency interest rate swaps and interest rate swaps. Further, SEK 23,567 million was in the form of other foreign currency loans and EMTN program loans and SEK 2,914 million was in the form of other loans in euro. Finally, SEK 5,135 million was in the form of FTNs and other loans in SEK. Our short-term loans include loans from associated companies, short-term financial leasing, the ECP and FCP programs, short-term FTNs, short-term EMTNs, loans, foreign currency interest rate swaps and interest rate swaps. Operating leases concern primarily the lease of offices, land and computers.

     Our total interest-bearing liabilities were SEK 44,956 million as of December 31, 2002 compared to SEK 31,482 million as of December 31, 2001, and SEK 37,567 million as of December 31, 2000.

     In general, our policy is to place debt at the parent company level. However, as of December 31, 2002, our wholly owned subsidiary Sonera Corporation had interest-bearing liabilities equivalent to approximately SEK 21.3 billion outstanding. These credit facilities were assumed as a result of the merger of Telia and Sonera in December 2002. Additionally, our non-wholly owned subsidiaries in the Baltic countries had external interest-bearing debt of approximately SEK 1,200 million as of December 31, 2002.

     The table below sets forth certain information on our other commercial commitments as of December 31, 2002:

			More than	More than
	Total		1 year	3 years
	Amount	Within	but within	but within	After
	Committed	1 year	3 years	5 years	5 years

	(SEK in millions)
Lines of credit(1)	1,723	150	225	1,348	—
Credit and performance guarantees	6,006	502	2,408	1,315	1,781

(1)	A total of SEK 1,553 million has been utilized as of December 31, 2002.

     We have issued financial guarantees that, if exercised or called, would affect our liquidity. As of December 31, 2002, such guarantees amounted to SEK 6,006 million.

     Under the shareholders’ agreement among the shareholders of Xfera, we currently have an existing capital commitment to Xfera of approximately SEK 2.1 billion through 2004. Should we breach our obligations under the shareholders’ agreement, the non-breaching shareholders have the right to purchase all our shares in Xfera at fair value. We believe that our investments pursuant to our contractual capital commitment pursuant to the shareholders’ agreement will enable Xfera to meet the performance requirements in relation to its UMTS license. Therefore, we do not expect that we would have to make any significant additional payments with respect to our guarantees on behalf Xfera’s commitments. On March 21, 2003, the Spanish government decided to reduce the amount of bank guarantees issued in support of Xfera’s performance guarantees in connection with the requirements under the UMTS license. Accordingly, we expect that the principal amount of our counter-guarantees will be reduced from €387 million to an amount below €100 million. The process of reducing the level of our counter-guarantees with respect to Xfera is currently ongoing.

     On September 19, 2002, Svenska UMTS-nät, our 50-50 joint venture with Tele2, signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. TeliaSonera and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 5.5 billion of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either TeliaSonera or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent.

     In February 2002, Sonic Duo obtained financing from the EBRD, the IFC and other bank lenders in the aggregate amount of $126 million. MegaFon has pledged its shares in Sonic Duo to the EBRD, the IFC and the other bank lenders involved. MegaFon has also guaranteed up to $18 million of the loan, and a majority of MegaFon’s shareholders, including TeliaSonera, have in turn jointly and severally counter-guaranteed MegaFon’s guarantee up to $14 million. In addition, MegaFon’s shareholders, including TeliaSonera, have funding obligations of up to $33 million to Sonic Duo.

Credit Ratings

     On March 26, 2002, Moody’s Investor Services, or Moody’s, placed Telia’s long-term and short-term ratings on review for a possible downgrade. On January 8, 2003, Moody’s lowered its long-term credit rating of TeliaSonera from A1 to A2 and confirmed its short-term rating of Prime-1. Moody’s ratings outlook remains negative.

     On April 18, 2002, Standard & Poor’s Ratings Services, or S&P, lowered its long-term credit rating of Telia from AA to A+ and its short-term rating from A-1+ to A-1. On February 5, 2003, S&P issued a long-term credit rating of A and a short-term credit rating of A-1 for TeliaSonera. The ratings remained on CreditWatch with negative implications until May 23, 2003, when S&P affirmed TeliaSonera AB’s long-term rating of A and short-term rating of A-1. S&P’s ratings outlook is stable.

Financial Leasing Activities

     We own assets, such as computers, office equipment, PABXs and related IT and telecommunications equipment that we lease to customers under financial leasing agreements. We record these assets at the gross investment cost of the lease less unearned financial revenues relating to the lease. As of December 31, 2002, the present value of the future minimum lease payment receivables under financial leasing agreements was SEK 7,566 million, as compared to SEK 6,928 million as of December 31, 2001. Most of our leasing activities are carried out through our wholly owned subsidiary Telia Finans AB.

     See Note 28 to our consolidated financial statements included in Item 18 of this annual report on Form 20-F for additional information relating to our financial leasing activities.

Capital Expenditures and Investments

     The information discussed below is presented based on TeliaSonera’s historical results, which include the results of Sonera and the new Baltic subsidiaries only for the period beginning December 3, 2002.

     In 2002, TeliaSonera’s capital expenditures decreased by 19 percent to SEK 14,345 million, as compared to SEK 17,713 million in 2001. Adjusted for the effects of the merger of Telia and Sonera, capital expenditures were SEK 8,321, a decrease by 53 percent compared to 2001. The decrease was primarily as a result of reduced investments in Telia International Carrier and Telia’s fixed network in Sweden as well as slightly lower levels of investment in TeliaSonera’s mobile infrastructure in Sweden and Denmark.

     Capital expenditures with respect to Telia Mobile in 2002 were SEK 2,369 million, a decrease of SEK 1,972 million, or 47 percent, compared to capital expenditures of SEK 4,341 million in 2001. The greatest part of the investments in 2002 was attributable to TeliaSonera’s expansion of network capacity in Norway, Denmark and Sweden. The increase in capital expenditures with respect to Telia Mobile in 2001 was SEK 2,074 million, or 92 percent, compared to SEK 2,267 million in 2000. The majority of the investments in 2001 was attributable to TeliaSonera’s UMTS license in Denmark and to capacity increases in existing networks.

     Capital expenditures with respect to Telia Internet Services in 2002 were SEK 384 million, a decrease of SEK 452 million, or 54 percent, compared to capital expenditures of SEK 836 million in 2001. The decrease in capital expenditures was primarily attributable to reductions in investment in the TV network infrastructure. The decrease in capital expenditures with respect to Telia Internet Services in 2001 was SEK 76 million, or eight percent, compared to SEK 912 million in 2000.

     Capital expenditures with respect to Telia International Carrier decreased by 80 percent, or SEK 4,003 million, to SEK 1,034 million for 2002 as compared to SEK 5,037 million for 2001. The decrease in capital expenditures with respect to Telia International Carrier in 2001 was SEK 1,063 million, or 17 percent, compared to SEK 6,100 million in 2000. The build-up phase of Telia International Carrier’s network is largely complete, and investments with respect to Telia International Carrier in 2002 primarily related to the build-out of network capacity in the European network required due to customer demand.

     Capital expenditures with respect to Telia Networks in 2002 were SEK 3,859 million, a decrease of SEK 2,908 million, or 43 percent, compared to SEK 6,767 million in 2001. Capital expenditures in Telia Networks increased in 2001 by SEK 1,623 million, or 32 percent, from capital expenditures of SEK 5,144 million in 2000. A significant portion of Telia’s capital expenditures in Telia Networks in 2002 and 2001 were attributable to the expansion of its ADSL infrastructure in Sweden and to capacity reinforcements of its fiber-optic backbone network in larger cities. However, as a result of lower investment in the expansion of ADSL in Sweden and the more efficient use of capital, capital expenditures with respect to Telia Networks were significantly lower in 2002 as compared to 2001.

     In 2002, TeliaSonera’s total investments increased to SEK 54,438 million compared to SEK 20,735 million in 2001. This sharp increase was attributable to the merger of Telia and Sonera, which entailed non-cash investments in goodwill and other intangible assets amounting to SEK 28,524 million and SEK 4,717 million, respectively.

5.C Research and Development, Patents and Licenses

     The information discussed below is presented based on TeliaSonera’s historical results, which include the results of Sonera and the new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, only for the period beginning December 3, 2002.

     We recorded SEK 1,167 million in research and development expenses in 2002, compared to SEK 1,303 million and SEK 1,564 million in 2001 and 2000, respectively. Our research and development is focused on understanding customer needs and technology development in the following areas:

•	mobile communications, networks and services;

•	Internet and electronic business services;

•	residential services; and

•	broadband services and networks.

     As of December 31, 2002, we had more than 700 patent “families” and over 2,000 patents and patent applications worldwide, none of which, individually, is material to our business. However, some of our subsidiaries have patents and other intellectual property that are material to their respective businesses. Although our intellectual property is, as a general matter, protected at a level in line with the standards of international telecommunications companies, we plan to continue to leverage our investment in research and development by seeking, where appropriate, international patent protection with respect to our innovations. There can be no assurance, however, that any patent, if granted, will not be invalidated, circumvented, opposed or canceled or that the steps taken by us to protect our rights will be adequate to prevent unauthorized use of our technology or to preclude competitors from developing products with features similar to its products. Since 1995, the number of patents held by us has doubled. In recent years, we have filed approximately 50 to 70 priority patent applications per year.

5.D Trend Information

     Our business and results of operations have been affected during the last several years by a number of important trends. The global communications market has experienced rapid growth, especially as the areas of voice and data transmission have converged and become digitalized. Overall growth, however, has slowed down in our main markets, namely Sweden and Finland, but has continued to be rapid in the Norwegian, Danish, Baltic, Russian and Eurasian mobile services markets.

     Within the Swedish and Finnish mobile communications market, growth has slowed down principally due to high penetration levels. Management believes that future growth depends on the increased usage of new services as well as the potential for continuing to increase mobile voice traffic, which continues to represent only a small portion of the total voice traffic. The non-voice share of mobile revenue has been growing and management believes that there is further potential for growth as we introduce new, more attractive services to the market. However, price erosion has had and will continue to have a negative effect on our revenue growth.

     Retail revenues from our fixed network operations in Sweden continued to decline in 2002 principally as a result of the introduction of local carrier pre-selection in February 2002 as well as fierce competition, which together contributed to our declining market shares within fixed line traffic. The competition within the Swedish fixed line traffic market is expected to continue to be intense, although management believes that it will be possible for us to regain market shares in selected segments. In Finland, our fixed network traffic has steadily decreased over the past few years, mainly due to fixed-to-mobile migration and people moving out from our traditional service areas in Eastern and Northern Finland. Management expects this trend to continue in the future.

     The Swedish and Finnish broadband market has continued to expand with high demand for ADSL accesses. On the other hand, the move from dial-up Internet to ADSL has decreased usage of our fixed line operations.

     Our mobile operations in Norway have experienced revenue growth due to expanded customer base, increased average minutes of use, and substantial increase in the use of SMS messaging. Management believes that lower interconnection fees could have a hampering effect on growth in 2003.

     In our Danish mobile operations, fast customer growth and a new GSM 900 network have contributed to an increase in revenues, but further customer growth is needed before the operations can reach profitability. Our Danish fixed network business is currently undergoing a restructuring program, which management expects to improve its results during 2003.

     Our consolidated and non-consolidated Baltic mobile operations continued to show growth in 2002. As a consequence, however, our Baltic fixed network operations suffered from fixed-to-mobile migration and declining revenues. The shift was especially dramatic in Lithuania. Management believes that due to relatively low penetration levels, there is additional growth potential in the Baltic countries, especially in the mobile communications, Internet access and broadband markets.

     Our Eurasian mobile operations in Azerbaijan, Georgia, Kazakhstan and Moldova have continued to show customer growth. These countries currently have low GDP per capita and have been exhibiting strong economic development.

     Russia, where our associated company MegaFon operates, has continued to exhibit strong customer growth. The mobile penetration rate in Russia is still low, and management believes that there is growth potential in this market.

     Our TeliaSonera International Carrier operations still face difficult market conditions. However, our restructuring efforts have started to yield results and losses are being reduced. The closing down of unprofitable businesses within TeliaSonera International Carrier has, however, resulted in declining revenues. For the remaining businesses, including IP traffic, revenues have continued to grow.

     The levels of our capital expenditure were significantly lower for the whole group during 2002 as compared to the past few years. Even though we will begin to invest more heavily in the roll-out of UMTS networks and services in 2003, management expects that our overall capital expenditures for 2003 will be approximately at the same level as in 2002.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

Board of Directors

     Under the Swedish Companies Act, the TeliaSonera board of directors is responsible for TeliaSonera’s organization and the management of TeliaSonera’s affairs. The members of the board of directors are elected by TeliaSonera’s shareholders and the board of directors must, according to TeliaSonera’s articles of association, consist of no fewer than four and no more than nine directors and no more than three deputy directors.

     Swedish law provides that the unions that represent TeliaSonera’s employees may appoint three additional directors and three deputy directors.

     Under Swedish law, the managing director and at least half of the members of the board of directors must be resident in a European Economic Area country unless the Swedish Patent and Registration Office grants an exemption. Under Swedish law, a director’s term of office (other than a union appointee) may not be more than four years, but is normally one year. TeliaSonera’s articles of association provide that directors shall be elected at the annual general meeting of shareholders for a period of one year. A director may, however, serve any number of consecutive terms. The unions representing TeliaSonera’s employees may decide the term for the union-appointed directors, which may not exceed four years, and such directors may also serve any number of consecutive terms. Directors elected by the general meeting of the shareholders may be removed from office by a general meeting of the shareholders at any time, and vacancies on the board of directors, except when filled by a deputy director, may only be filled by a resolution of the shareholders.

     At present, TeliaSonera’s board of directors has 12 ordinary members, three of whom are employee representatives and, as such, union appointees. TeliaSonera also has three deputy directors who are each union appointees. The current members of our board of directors and certain information relevant to such persons is set forth below:

		Number of shares
	Year	owned as of
Name	born	May 26, 2003	Position

Ordinary Members:
Tapio Hintikka	1942	0	Chairman
Carl Bennet	1951	11,000 (1)	Vice Chairman
Ingvar Carlsson	1934	400	Director
Eva Liljeblom	1958	999	Director
Sven-Christer Nilsson	1944	0	Director
Paul Smits	1946	0	Director
Caroline Sundewall	1958	1,000	Director
Roger Talermo	1955	0	Director
Tom von Weymarn	1944	4,316	Director
Yvonne Karlsson	1959	175	Director(2)
Berith Westman	1945	650	Director(2)
Elof Isaksson	1942	750 (1)	Director(2)
Deputy Members:
Magnus Brattström	1953	0	Deputy Director(2)
Stefan Carlsson	1956	650	Deputy Director(2)
Arja Kovin	1964	0	Deputy Director(2)

(1)	Including shareholdings by spouse and affiliated persons.

(2)	Employee representative appointed by the trade unions.

     Below is a summary biography of the members of the board of directors of TeliaSonera:

     Tapio Hintikka is the Chairman of the board of directors of TeliaSonera. Mr. Hintikka was elected to the board of TeliaSonera in 2002 and elected Chairman of the board of directors of Sonera in 2001. In addition to being the Chairman of the board of TeliaSonera, Mr. Hintikka is the Chairman of the board of Teleste Corporation, a member of the boards of Onninen Oy and Evli Bank Plc and a member of the supervisory board of Finpro. Mr. Hintikka has prior experience from Hackman Oyj, where he served as President and Chief Executive Officer from 1997 to 2002. In addition, Mr. Hintikka has held several positions at Nokia Corporation between 1990 to 1996, amongst others as President of Nokia General Communication Products.

     Carl Bennet is the Vice Chairman of the board of directors of TeliaSonera. Mr. Bennet was elected to the TeliaSonera board of directors in 2000. In addition to being a member of the board of directors of TeliaSonera, Mr. Bennet is the Chairman of the board of directors of Boliden AB, Elanders AB, Getinge Industrier AB, University of Halmstad, Lifco AB, Scanrec AB, Sorb Industri AB and Håells Modul-System, and a board member of AMS (the National Labor Market Board) and SNS (Center for Business and Policy Studies). Mr. Bennet is also a member of the Swedish Government’s Research Advisory Council. Mr. Bennet served as President and Chief Executive Officer of Getinge Industrier AB between 1989 and 1997.

     Ingvar Carlsson was elected to the TeliaSonera board of directors in 2000. Mr. Carlsson is the former Prime Minister of Sweden, a position he held from 1986 to 1991 and from 1994 to 1996. In addition to being a member of the board of TeliaSonera, Mr. Carlsson is the Chairman of the Olof Palme International Center.

     Eva Liljeblom was elected to the board of directors of TeliaSonera in 2002 and elected to the board of directors of Sonera in 2001. In addition to being a member of the board of directors of TeliaSonera, Ms. Liljeblom is Professor of Finance and the Head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland. Furthermore, Ms. Liljeblom is a member of the boards of Stockmann Oyj, Fennia Mutual Insurance Company and Municipal Finance (Kuntarahoitus). Ms. Liljeblom is also the Official Controller of the HEX-index for the Helsinki Stock Exchanges (HEX) and a member of the investment Committee of the Finnish Government Pension Fund.

     Sven-Christer Nilsson was elected to the board of directors of TeliaSonera in 2003. Mr. Nilsson was the Chief Executive Officer and President of Telefonaktiebolaget LM Ericsson in 1998 and 1999. He is the founder, a partner and a member of the board of directors of Startupfactory BV, a member of the boards of directors of Assa Abloy AB and Parthus Ceva, Inc. Mr. Nilsson is also the Chairman of the board of directors of the Swedish Foundation for Public Broadcasting Services.

     Paul Smits was elected to the board of directors of TeliaSonera in 2003. Mr. Smits was the Chairman of the board of directors and Chief Executive Officer of Royal KPN N.V. between 2000 and 2002. In addition to being a board member of TeliaSonera, Mr. Smits is a member of the supervisory boards of Travel Unie International, Enertel BV Rotterdam and Unit 4 Agresso, a member of the advisory board of Rabo Bank NV, a member of the board of Stichting Fevenoord Rotterdam; Chairman of the advisory board of Media Plaza and Chairman of the board of Stichting Centrale Discotheek Rotterdam.

     Caroline Sundewall was elected to the TeliaSonera board of directors in 2001. In addition to being a member of the TeliaSonera board of directors, Ms. Sundewall is a board member of Lifco AB, Strålfors AB, Haldex AB and Perbio Science AB. Ms. Sundewall has previously served as business editor for Finanstidningen and business commentator and business editor of Sydsvenska Dagbladet. Ms. Sundewall has also held the position of business controller of Ratos AB.

     Roger Talermo was elected to the board of directors of TeliaSonera in 2002 and to the board of directors of Sonera in 2001. In addition to being a member of the board of directors of TeliaSonera, Mr. Talermo is the President, Chief Executive Officer and a board member of Amer Group Plc.

     Tom von Weymarn was elected to the board of directors of TeliaSonera in 2002 and to the board of directors of Sonera in 2001. In addition to being a member of the board of directors of TeliaSonera, Mr. von Weymarn is the President and Chief Executive Officer of Oy Rettig Ab, the Chairman of the board of directors of Lännen Tehtaat Plc. and a board member of Oy Rettig Ab, Oy Sinebrychoff Ab, Oy Telko Ab, CPS Color Group Oy and the Federation of Finnish Engineering and Electrotechnical Industries. Mr. von Weymarn served as Executive President of Cultor Plc between 1991 and 1997.

     Yvonne Karlsson, an employee representative, was appointed by the trade union to the board of directors of TeliaSonera in 2002. In addition to being a member of the board of directors of TeliaSonera, Ms. Karlsson is the Vice Chairman of the Swedish Union of Clerical and Technical Employees in Industry, telecommunications section (SIF-TELE).

     Berith Westman, an employee representative, was appointed by the trade union to the board of directors of TeliaSonera in 1995. In addition to being a member of the board of directors of TeliaSonera, Ms. Westman is the Chairman SIF-TELE and a board member of Telia Pension Fund.

     Elof Isaksson, an employee representative, was appointed by the trade union to the board of directors of TeliaSonera in 2000. In addition to being a member of the board of directors of TeliaSonera, Mr. Isaksson is the Chairman of the Union of Service and Communication Employees (SEKO) within TeliaSonera and a board member of the Telia Pension Fund.

     Below is a summary biography of the deputy members of the TeliaSonera board of directors:

     Magnus Brattström, an employee representative, was appointed by the trade union to serve as a deputy member of the board of directors of TeliaSonera in 2001. In addition to being a deputy member of the board of directors of TeliaSonera, Mr. Brattström is the Vice Chairman of the Union of Service and Communication Employees (SEKO) within TeliaSonera.

     Stefan Carlsson, an employee representative, was appointed by the trade union to serve as a deputy member of the board of directors of TeliaSonera in 2002.

     Arja Kovin, an employee representative, was appointed by the trade union to serve as a deputy member of the board of directors of TeliaSonera in 2002.

     No member or deputy member of the board of directors currently holds a management position in TeliaSonera. No member or deputy member of the board of director has a family relationship with any other board member or any group management member.

     Pursuant to a shareholders’ agreement, dated as of March 26, 2002, by and between the Kingdom of Sweden and the Republic of Finland, as amended, the principal shareholders of TeliaSonera agreed that Tapio Hintikka and Carl Bennet will serve as Chairman of the board of directors and Deputy Chairman of the board of directors, respectively, at least until TeliaSonera’s annual general meeting of shareholders in 2005. In addition, the shareholders’ agreement provides that the current members of the board of directors, other than the Chairman and Vice Chairman shall be re-elected at the annual general meeting of shareholders in 2004, provided that they continue to satisfy certain criteria set forth in the shareholders’ agreement.

     Except as noted above, no board member has been elected pursuant to an arrangement or understanding with any major shareholder, customer, supplier or other person.

Executive Management and Group Vice Presidents

     The members of our executive management and group vice presidents, and certain information relevant to such persons is set forth below:

		Number of Shares
	Year	owned
Name	born	as of May 26, 2003	Principal Occupation

Anders Igel	1951	25,100	President and Chief Executive Officer
Harri Koponen	1962	12,069	Deputy Chief Executive Officer
			Responsible for Marketing, Products and Services
Kim Ignatius	1956	3,028	Chief Financial Officer
Lars-Gunnar Johansson	1944	2,550 (1)	Group Vice President Responsible for
			Corporate Networks and Technology
Rune Nyberg	1949	—	Group Vice President Responsible for
			Corporate Human Resources
Michael Kongstad	1960	1,000	Group Vice President Responsible for
			Corporate Communications
Jan Henrik Ahrnell	1959	2,500	Group Vice President and General
			Counsel Responsible for Corporate Legal Affairs
Marie Ehrling	1955	1,000	President of TeliaSonera Sweden
Anni Vepsäläinen	1963	1,500	President of TeliaSonera Finland
Kenneth Karlberg	1954	2,000 (1)	President of TeliaSonera Norway,
			Denmark and the Baltic Countries
Aimo Eloholma	1949	28,095	President of TeliaSonera International

(1)	Including shareholdings by spouse and minor.

     Below is a summary biography of the members of the executive management and group vice presidents:

     Anders Igel is President and Chief Executive Officer of TeliaSonera. Previously, Mr. Igel has served as President and Chief Executive Officer of Esselte AB and, before that, Executive Vice President of Telefonaktiebolaget LM Ericsson. While at Ericsson, Mr. Igel was, over the course of his career, the Head of Infocom Systems, which was one of Ericsson’s three global business areas comprising fixed networks, Internet and IP-communication, the Head of Ericsson’s Public Networks business area, the Head of Ericsson UK, and an operations executive for Ericsson in the Middle East, South-East Asia and Latin America. Mr. Igel left Ericsson to become the President and Chief Executive Officer of Esselte in 1999.

     Harri Koponen is Deputy Chief Executive Officer of TeliaSonera responsible for the corporate unit Marketing, Products and Services. Mr. Koponen was appointed President and Chief Executive Officer of Sonera in 2001. Mr. Koponen joined Sonera from Ericsson, where he was employed in various positions beginning in 1994. As from 1999, Mr. Koponen was the Executive Vice President and General Manager of Ericsson’s consumer products division beginning in 1998 and responsible for Ericsson’s sales and marketing in North America. Prior to joining Ericsson, Mr. Koponen held various positions at Hewlett-Packard.

     Kim Ignatius is Chief Financial Officer of TeliaSonera. Mr. Ignatius was appointed Executive Vice President and Chief Financial Officer of Sonera in 2000. Prior to joining Sonera, Mr. Ignatius was Chief Financial Officer and a member of the executive board of Tamro Corporation. Mr. Ignatius has also held various management positions at Amer Group Plc.

     Lars-Gunnar Johansson is a Group Vice President and head of the unit Corporate Networks and Technology. Mr. Johansson has been employed by TeliaSonera since 1969 and was previously head of TeliaSonera’s wholesale business Skanova, head of business area Carrier and Networks, responsible for network planning with Telia Region Väst and head of network planning in the Gothenburg telecom district.

     Rune Nyberg is a Group Vice President and head of Corporate Human Resources. Mr. Nyberg was employed by TeliaSonera in 2003. Prior to joining TeliaSonera, Mr. Nyberg was Group Vice President of Human Resources at Sandvik AB, President of Pair Ltd. and Personnel Manager at Sandvik, JS Saba and Distributions AB DAGAB.

     Michael Kongstad is a Group Vice President and head of Corporate Communications. Mr. Kongstad joined TeliaSonera and became a member of the group management team in 2001. He has served as managing director of the Burson-Marsteller International Inc.’s Swedish operations and as communications director for Posten AB, WASA Försäkring and the OM Group.

     Jan Henrik Ahrnell is a Group Vice President and General Counsel of TeliaSonera. Mr. Ahrnell has been employed by TeliaSonera since 1989 and has served as General Counsel since 1999. Prior to his service as General Counsel, Mr. Ahrnell was the head of various legal departments within the TeliaSonera group and served as corporate counsel in various TeliaSonera companies.

     Marie Ehrling is President of TeliaSonera Sweden. Ms. Ehrling was employed by TeliaSonera in 2003 and previously held the position of Deputy Chief Executive Officer of SAS AB and Head of SAS Airline. Ms. Ehrling has held several executive positions within SAS. In addition, Ms. Ehrling has served as Information Officer at the Swedish Ministry of Finance and the Swedish Ministry of Education and Science and as financial analyst for the Fourth National Pension Insurance Fund (Fjärde AP-fonden).

     Anni Vepsäläinen is President of TeliaSonera Finland. Ms. Vepsäläinen has been employed by Sonera since 1987 and has been a member of Sonera’s Executive Management Team since 2001. Ms. Vepsäläinen has held several executive positions within Sonera, including Head of Products and Services and Head of Human Resources and Competencies, and was in charge of Sonera’s former business unit Mobile Operations in Finland.

     Kenneth Karlberg is President of TeliaSonera Norway, Denmark and the Baltic countries. Mr. Karlberg has been employed by TeliaSonera since 1987 and a member of the Group Executive Management since 1999. Previously, Mr. Karlberg has served as Vice President of TeliaSonera and Head of the Telia Mobile business area. Mr. Karlberg has been active in the mobile communications area since 1995, first as regional head and production manager and subsequently as business area head of Telia and President of Telia Mobile.

     Aimo Eloholma is President of TeliaSonera International. Mr. Eloholma has been employed by Sonera since 1974 and has served as Sonera’s Chief Operating Officer, Deputy Chief Executive Officer and Head of Sales and Marketing. Mr. Eloholma has held a number of positions in various fields of operation within Sonera, including within data communications, business services, business development and corporate planning.

     The business address of each of the members of the TeliaSonera board of directors, the President and Chief Executive Officer of TeliaSonera and each other member of TeliaSonera’s executive management and group vice presidents is c/o TeliaSonera AB, Mårbackagatan 11, S-123 86 Farsta Sweden, telephone +46-8-713-1000.

     In certain cases, management’s areas of responsibility comprise more than one reporting unit. The areas of responsibility for TeliaSonera Sweden and TeliaSonera Finland cover the reporting unit Sweden and Finland, respectively. The TeliaSonera Norway, Denmark and the Baltic countries area of responsibility covers each of the reporting units Norway, Denmark and the Baltic Countries. The TeliaSonera International area of responsibility covers the reporting units Eurasia, Russia, Turkey and TeliaSonera International Carrier. Our Chief Financial Officer is responsible for TeliaSonera Holding.

     No member of the executive management and group vice presidents has a family relationship with any other member of the executive management and group vice presidents or any board member.

6.B Compensation

     The following table shows the aggregate compensation of the Chairman of the board of directors, the President and Chief Executive Officer and the other corporate officers of TeliaSonera for the year ended December 31, 2002. “Other corporate officers,” as the term is used below, refers to the ten individuals who, along with the President and Chief Executive Officer, constituted Telia group executive management up to December 9, 2002.

		President and Chief
	Chairman of the	Executive	Other corporate
	board of directors	Officer(1)	officers	Total

	(SEK)
Base salary/board remuneration	481,456	2,834,027	22,977,384	26,292,867
Variable salary	—	—	7,680,179	7,680,179
Other benefits (2)	—	530,372	534,154	1,064,526
Pension expenses (3)	—	2,368,640	15,194,601	17,563,241

Total	481,456	5,733,039	46,386,318	52,600,813

(1)	The compensation for the President and Chief Executive Officer shown above is based on the compensation for Anders Igel, the President and Chief Executive Officer of the company as of July 1, 2002. In addition, Marianne Nivert, the former Chief Executive Officer of Telia who retired on August 31, 2002, was paid SEK 6,014,757 in salary and other benefits during 2002, of which SEK 1,804,000 was a bonus for 2001. During the period from September 1, 2002 up to and including December 31, 2002, pension benefits in the amount of SEK 1,262,736 were paid to Ms. Nivert, corresponding to her contractual pension benefits for the period equal to 70 percent of her last annual salary.

(2)	Other benefits refer chiefly to company car benefits and, for the President and Chief Executive Officer, reimbursement of the costs of relocation to Sweden.

(3)	TeliaSonera provides only defined benefit pension plans. Pension expense refers to the expense that affected earnings for the year. See below for further disclosures concerning the terms and conditions of pensions.

     At TeliaSonera’s annual general meeting held on May 8, 2003, the following director’s fees were approved. The Chairman of the board of directors of the company is to receive SEK 750,000 per year in compensation, the Deputy Chairman is to receive SEK 550,000 per year in compensation and each other member of the board of directors is to receive SEK 400,000 per year in compensation. No separate compensation is paid to directors for committee work. Directors appointed as employee representatives are not remunerated.

     The compensation of the President and Chief Executive Officer and other members of the executive management and group vice presidents consists of a base salary, certain taxable benefits, variable salary and pension benefits.

     Our President and Chief Executive Officer is eligible for variable salary that is capped at an amount equal to 50 percent of the base salary. For other members of the executive management and group vice presidents, such adjustable compensation is capped at 35 percent of the base salary. Variable salary is based on the financial performance of the Group and individual performance objectives.

     Our President and Chief Executive Officer Anders Igel has a fixed yearly salary set at SEK 5,600,000, which was paid pro rata for the year 2002, with a maximum bonus of 50 percent of his fixed salary. Mr. Igel’s employment contract may be terminated with six months’ prior written notice and with a subsequent severance payment equivalent to 24 months’ fixed salary. Mr. Igel is guaranteed early retirement at the age of 60, pursuant to which his total annual pension payments will equal 70 percent of his fixed salary. From the age of 65, pension benefits will be paid under the ITP-Tele scheme as well as a supplementary pension, which will be paid for the portion of his salary that exceeds 20 base amounts, as that term is defined under Swedish law, so that the total annual pension equals 50 percent of the fixed salary. One base amount currently equals SEK 38,600 and is subject to annual adjustments based on the rate of inflation.

     In addition to general employment benefits, TeliaSonera offers the following benefits to members of the executive management and group vice presidents: health insurance (including coverage for the spouse of an employee), an annual medical examination, a telephone subscription for private use free of charge and the choice of the following: use of a company car, domestic service or a salary increase of an equivalent amount. All benefits, except for health insurance for the employee and the annual medical examination, are treated as taxable income in Sweden. The members of the executive management and group vice presidents that have their employment contracts with Sonera have standard local benefits provided to other Sonera managers.

Stock Options

     Employee stock options have been allotted to members of the executive management and group vice presidents on terms equal to those applicable to other employees. However, stock options have not been allotted to the President and Chief Executive Officer, Anders Igel. Members of the executive management and group vice presidents who had their employment contracts with Sonera and had Sonera stock options before the merger hold separate TeliaSonera stock options that they received when Sonera stock options were exchanged into TeliaSonera stock options. For a further description of the stock options, see subsection “—Employee Stock Option Plans,” below.

Bonuses

     Our President and Chief Executive Officer, Anders Igel, was not paid a bonus for 2002. Bonuses were paid to other members of the executive management and group vice presidents corresponding to approximately 30 percent of their aggregate base salary. Members of the executive management and group vice presidents who had their employment contract with Sonera during 2002 were paid a performance bonus of approximately 80 percent of their aggregate base salary, and a transaction bonus equaling 12 months’ salary related to the merger of Telia and Sonera. Bonuses paid during 2002 were based on the financial performance of the group, financial performance in each officer’s area of responsibility, and individual performance objectives for 2001.

Pensions

     The early retirement age for members of the executive management and group vice presidents other than the President and Chief Executive Officer varies between 60 and 62. Annual pension benefits are to equal 70 percent of pensionable salary between age 60 (62) and 65. Annual pension benefits after age 65 are to be paid in accordance with the ITP plan with supplementary benefits, amounting to 32.5 percent of the pensionable salary, for that part of salary exceeding 20 base amounts. Pensionable salary includes base salary and bonus. However, members of the executive management and group vice presidents who have their employment contracts in Finland have pension benefits that provide for early retirement at age 60 and a maximum level of 60 percent of the highest pensionable salary in accordance with the statutory scheme in Finland.

Severance Pay

     TeliaSonera’s employment contract with our President and Chief Executive Officer, Anders Igel, requires both parties to provide six months’ notice of resignation or termination of employment. Upon termination by the company, the President and Chief Executive Officer shall be entitled to severance pay equal to his fixed monthly salary for a period of 24 months. Other income shall be deducted from the severance amount. If the

     President and Chief Executive Officer resigns his position, he shall not be entitled to severance pay. TeliaSonera’s employment contract with other members of the executive management and group vice presidents requires a period of notice of six months from the employee and 12 months from TeliaSonera with respect to resignation or termination of employment. Upon termination by TeliaSonera, such member of the executive management and group vice presidents will be entitled to severance pay equal to 12 months’ salary. Other income shall be deducted against the severance amount. If a member of the executive management and group vice presidents resigns his or her position, he or she shall not be entitled to severance pay.

Planning and Decision Process

     The compensation of our President and Chief Executive Officer for 2002 was decided by our board of directors based on the recommendation of the compensation committee of the board of directors. The compensation of other members of the executive management and vice presidents is decided by our President and Chief Executive Officer in consultation with the compensation committee.

Employee Stock Option Plans

     2001 Employee Stock Option Program. Our shareholders at the 2001 annual general meeting voted in favor of establishing an employee stock option program involving the issuance of debt instruments that carry the right to subscribe for shares in TeliaSonera. A total of 1,000 stock options were allotted free of charge to all employees with a permanent employment contract as of December 31, 2001. A portion of the options was issued to employees on May 15, 2001, and a second portion was sent out to all other employees during the first half of 2002. Due to legal and/or administrative reasons, stock options could not be offered to employees in certain countries and in certain states in the United States.

     The program encompasses the issuance of a maximum of 21,000,000 options, which entitle the holder thereof to acquire a corresponding number of shares in TeliaSonera. The options are exercisable between May 31, 2003 and May 31, 2005. In addition, up to a maximum of 6,500,000 additional options may be issued and sold in the open market to compensate for any social costs incurred in connection with the option program.

     The increase in share capital following a full subscription under the stock option plan would amount to SEK 88,000,000, or 0.9 percent of the total number of TeliaSonera shares. The current subscription price is set at SEK 69 per TeliaSonera share, however, the subscription price may be subject to adjustment following new issuances of shares, stock-splits and similar transactions.

     As of May 31, 2003, the employee representatives of the board of directors and the following members of the executive management and group vice presidents had been allotted the 1,000 stock options under the 2001 Stock Option Plan: Lars-Gunnar Johansson, Michael Kongstad, Jan Henrik Ahrnell and Kenneth Karlberg.

     2002 Stock Option Plan – series 2002/2005:A-B. In exchange for Sonera warrants of series 1999A and 1999B, the extraordinary meeting of our shareholders held on November 4, 2002 adopted a resolution to issue a maximum of 7,500,000 warrants of series 2002/2005:A and a maximum of 5,846,847 of series 2002/2005:B warrants, respectively. In March 2003, the board of directors decided that series 2002/2005:B warrants were not exercisable, based on the interpretation by the board of directors that the performance criteria set for the series had not been met.

     Each series A warrant entitles the warrant holder to subscribe for 1.5 new shares in TeliaSonera. The current subscription price is set at SEK 71.62 per TeliaSonera share for series A warrants. Series A warrants are exercisable and they were listed on the Helsinki Stock Exchange on December 9, 2002. A warrant holder can sell series A warrants on the stock exchange at a price determined by public quotes.

     2002 Stock Option Plan – series 2002/2008:A-F and 2002/2010:A-F. In exchange for Sonera warrants of series 2000/A1-C2 and 2000/A3-C4, the extraordinary meeting of our shareholders held on November 4, 2002 adopted a resolution to issue a maximum of 11,456,200 warrants of series 2002/2008:A-F and a maximum of 6,417,272 of series 2002/2010:A-F warrants, respectively.

     Each warrant entitles the warrant holder to subscribe for 1.5 new shares in TeliaSonera. The increase in share capital following a full subscription of the 2002/2008 and 2002/2010 option plans would be no more than SEK 78 million, or 0.5 percent of the total number of TeliaSonera shares. The exercise price as well as the number of new shares that each warrant entitles its holder to subscribe for may be recalculated as a consequence of share issues, cash dividends, etc. The current subscription prices for the 2002/2008 and 2002/2010 option plans vary between SEK 33.64 and SEK 347.38 per TeliaSonera share.

     All 2002/2008 and 2002/2010 warrants have certain performance criteria related to estimated share price development of Sonera stand-alone, which have to be met for the warrants to become exercisable.

     As of May 31, 2003, the following members of the executive management and group vice presidents held the following number of 2002/2005, 2002/2008 and 2002/2010 warrants:

	2002/2005 A	2002/2008 A-C	2002/2010 A-F

Harri Koponen	255,000	—	560,000
Kim Ignatius	112,500	150,000	180,000
Anni Vepsäläinen	117,500	150,000	146,688
Aimo Eloholma	122,500	150,000	180,000

Pension Benefits

     Almost all of our employees in Sweden, Finland and Norway are covered by defined pension benefit plans, providing a guaranteed pension equal to a certain percentage of the employee’s salary. The pension plans mainly include old-age pension, disability pension and family pension. The pension obligations are secured mostly by pension funds, but also by provisions in the balance sheet and by insurance premiums.

     TeliaSonera’s employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to these plans are normally set at a certain percentage of the employee’s salary.

     Sweden. Currently, substantially all of TeliaSonera’s employees in Sweden are eligible for retirement benefits under a benefit plan called ITP/ITP-Tele. TeliaSonera and most of its subsidiaries in Sweden use the ITP-Tele plan.

     The rules set out by the FPG/PRI systems are used to calculate the amount of the pension commitments. Similar rules also govern those employees retired from public service for whom TeliaSonera has assumed responsibility for payment of their pensions. Substantially all of the TeliaSonera group’s pension commitments in Sweden are funded through the Telia Pension Fund.

     Finland. TeliaSonera’s employees in Finland are entitled to statutory pension benefits pursuant to the Finnish Employees’ Pension Act (395/1961), as amended, a defined benefit pension arrangement with retirement, disability, unemployment and death benefits. In addition, certain employees have additional pension coverage through a supplemental pension plan.

     Statutory pension obligations as well as certain supplemental pension obligations for substantially all of TeliaSonera’s employees in Finland are funded through the Sonera Pension Fund. TeliaSonera makes monthly contributions to the pension fund in Finland.

6.C Board Practices

The Board of Directors

     TeliaSonera’s articles of association stipulate that the board of directors shall consist of, besides employee representatives appointed in accordance with Swedish law, no less than four and no more than nine members and no more than three deputy members. The members and deputy members are elected annually at the annual general meeting to serve until the end of the following annual general meeting.

     TeliaSonera’s board of directors currently has nine ordinary members. In addition, the employee organizations are represented by three ordinary members and three deputy members. The current term of office of the members expire at the end of the annual general meeting in 2004, at which point each member may be re-elected for consecutive one-year terms. For information on the period during which each person has served on the board of TeliaSonera, see “Item 6.A Directors and Senior Management.”

     Except for the employee representatives, the members of the board of directors of TeliaSonera are not employed by TeliaSonera. No service contracts providing for benefits upon termination of employment exist between the company or any of its subsidiaries, on one hand, and any director, on the other hand.

     The board of directors held seven ordinary meetings during 2002 as well as a number of extra meetings. The guidelines for the work of the board of directors and instructions defining the responsibilities of the board members and our President and Chief Executive Officer, and the provisions governing the President and Chief Executive Officer’s reporting to the board, are provided by the standing orders adopted by the board on December 6, 2002. The standing orders lay down rules regarding the number of ordinary board meetings (at least five ordinary meetings per calendar year), the business on the agenda of ordinary board meetings, responsibilities within the board, including the obligations of the Chairman of the board, responsibilities of members of the board and the President and Chief Executive Officer, and how work is carried out by committees.

Committees of the Board of Directors

The Audit Committee

     The board of directors appointed an audit committee on January 7, 2003. The audit committee is to consist of independent and qualified non-executive members of the board. The Committee currently consists of the following three members of the board, each of whom is independent and qualified: Tapio Hintikka, Eva Liljeblom and Caroline Sundewall.

     The purpose of the audit committee is to assist the board in fulfilling its responsibilities to oversee the accounting and financial reporting processes of TeliaSonera. These include the oversight of the quality and integrity of TeliaSonera’s consolidated financial statements and related disclosure and the performance of its internal control and risk management and audit functions. The audit committee further oversees the performance, qualifications and independence of TeliaSonera’s external auditor. Under Swedish law, the external auditor is elected by the shareholders at the annual general meeting. The audit committee holds meetings at least four times per year according to the schedule approved by it at the first meeting following the audit committee’s nomination. The audit committee also meets with representatives of management and the external auditor at least once annually.

The Nomination Committee

     The shareholders at the annual general meeting of TeliaSonera held on May 10, 2001 resolved to establish a nomination committee consisting of representatives from the four largest shareholders in TeliaSonera from time to time and the Chairman of the TeliaSonera board of directors. The primary purpose of the nomination committee is to nominate the TeliaSonera board of directors and present proposals regarding the compensation of members of the TeliaSonera board of directors. The nomination committee of the board of directors also devotes special attention to the need for greater equality between women and men. The recommendations of the nomination committee are to be reported in the notice of the annual general meeting and at the annual general meeting.

     At the extraordinary meeting of the shareholders on November 4, 2002, it was decided that the Company’s nomination committee should be comprised of the Chairman and the Vice Chairman. As a result, the current nomination committee members are Tapio Hintikka and Carl Bennet.

The Compensation Committee

     The TeliaSonera board of directors has appointed a compensation committee, which considers certain matters relating to compensation and submits recommendations to the board of directors. In particular, the committee is responsible for matters that affect remuneration paid to the President and Chief Executive Officer and certain senior managers. Its responsibilities also include incentive programs that target a broader group of employees within the TeliaSonera group. The current members of the compensation committee are Tapio Hintikka, Carl Bennet, Ingvar Carlsson, Roger Talermo and Tom von Weymarn.

6.D Employees

     The merger of Telia and Sonera resulted in a substantial increase in the Company’s employees. As of December 31, 2002, the TeliaSonera group had 29,173 employees as compared to 17,149 as of December 31, 2001. Due to ongoing streamlining efforts the number of employees in Sweden decreased by 696 in 2002.

Outside Sweden, the number of employees increased by 12,720 in 2002. When adjusted for operations acquired and divested, the number of employees decreased by 889 in 2002, of which 482 employees were located in Sweden.

     The table below lists the number of employees by business area based on our historical organizational structure prior to January 1, 2003:

	As of December 31,

	2002	2001	2000

Mobile	4,305	4,813	4,700
Networks	7,268	7,910	8,319
Internet Services	1,376	1,369	1,132
International Carrier	736	777	611
Holding	1,425	1,576	14,281
Other Group-wide	798	704	825
Sonera	7,639	NA	NA
Baltic Entities	5,626	NA	NA

Total	29,173	17,149	29,868

     The table below lists the number of employees by reporting unit as if our current organizational structure were in effect at the end of 2002:

As of
December 31, 2002(1)

TeliaSonera Sweden	11,030
TeliaSonera Finland	6,235
TeliaSonera Norway, Denmark and Baltic countries
Norway	734
Denmark	1,105
The Baltic countries	5,691
Telia Sonera International
Eurasia	879
Russia	1
Turkey	3
International Carrier	914
TeliaSonera Holding	1,641
Corporate	227

Total	28,460

(1)	Excluding Com Hem and Telia Mobile Finland.

     Sweden. The TeliaSonera group is a member of ALMEGA, the Swedish employer association of the IT Trade & Industry. There are three Swedish trade unions at the TeliaSonera group level, namely Seko, Sif-Tele and Akademikerna i Telia. Approximately 70 percent of TeliaSonera group’s Swedish employees were trade union members as of January 1, 2003. In addition to the Swedish Co-determination at Work Act, there is a TeliaSonera group agreement with the trade unions regarding active union participation, negotiating procedure and working environment. According to the Swedish Act on Board Representation for Private Sector Employees, the unions are entitled to appoint members of TeliaSonera’s board of directors. There are currently two board members from Sif-Tele and one from Seko on TeliaSonera’s board of directors. TeliaSonera considers its relations with its employees and the trade unions to be good.

     As the telecommunications and data communications markets in Sweden have become increasingly competitive, adjustment and adaptation to this competitive environment has involved considerable changes for the personnel in Sweden. From 1990 to 2002, we reduced our labor force in Sweden by more than 70 percent, from approximately 49,000 employees to 12,669 employees as of December 31, 2002. Between 1996 and 1998, under the Telia Redeployment Concept Project, we coordinated an in-depth group-wide skills redeployment campaign involving approximately 6,500 employees. The project resulted in the redeployment of approximately 2,800 people while 3,700 chose to leave the company. In total, we invested approximately SEK 5,200 million in this project from 1996 through 1999.

     In Sweden, we have entered into a new redeployment agreement with the trade unions effective as of April 1, 2002, in order to continue to develop its human resources to keep TeliaSonera competitive. Our strategy is to create favorable conditions for skills development, redeployment and increased employee mobility.

     Finland. As of May 31, 2003, approximately 56 percent of our employees in Finland were members of trade unions, with the majority of unionized workers belonging to the Finnish Telecommunications Union. All employees in Finland, with the exception of some top officers, are covered by one collective bargaining agreement that is valid until February 15, 2005. We consider our relations with our employees and the trade unions in Finland to be good.

     Between 1991 and 1994, Sonera carried out a major reorganization of its workforce, which resulted in a 32 percent reduction in the average number of employees, from 10,174 in 1991 to 6,930 in 1994. The reorganization was driven by a number of factors, including the opening of the Finnish telecommunications market to competition, the digitalization of the network, which lessened the need for construction and maintenance staff, and a severe economic recession in Finland from 1991 to 1993. Since 1994, the average number of persons that Sonera employed rose gradually, reaching 8,169 for the year ended December 31, 2002.

6.E Share Ownership

     Please see “Item 6.A Directors and Senior Management” and “Item 6.B Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholders

     As of April 30, 2003, TeliaSonera’s issued and outstanding share capital was SEK 14,960,742,620.80 consisting of 4,675,232,069 TeliaSonera shares with a par value of SEK 3.20 each. The shares are registered with the Swedish Central Securities Depository & Clearing Organization (VPC).

     Each share of TeliaSonera represents one vote at the general meeting of the shareholders and thus no shareholder has different voting rights than what such shareholder’s respective shareholding represents.

     According to information provided by Citigroup, there were 1,431,220 ADSs outstanding as of May 31, 2003, and 41 registered holders of such ADSs. Each ADS represents five TeliaSonera shares. A significant number of the ADSs are held of record by brokers and other nominees. Based on available information from Citigroup, the number of beneficial owners of ADSs as of May 31, 2003, was approximately 4,500.

     The calculation of percentages in the “Percentage of outstanding shares” column in the table below is based upon the number of TeliaSonera shares issued and outstanding on April 30, 2003, plus TeliaSonera shares subject to options held by the respective persons or entities on March 31, 2003, and exercisable within 60 days of that date. The following table sets forth the shareholders known by TeliaSonera to hold five percent or more of the voting rights of TeliaSonera as of April 30, 2003, and their respective holdings:

		Percent of
	Number of	outstanding
Shareholder	Shares/Votes	shares

		(%)
Swedish State(1)	2,118,278,261	45.3
Finnish State(2)	891,800,230	19.1
Other shareholders	1,665,153,578	35.6

Total	4,675,232,069	100.0

(1)	The business address and telephone number of the Swedish State is c/o The Swedish Ministry of Industry, Employment and Communications, Jacobsgatan 26, SE-103 33 Stockholm, Sweden, +46-8-4051000.

(2)	The business address and telephone number of the Finnish State is c/o The Finnish Ministry of Transport and Communications, Eteläesplanadi 16-18, FIN-00131 Helsinki, Finland, +358-9-16002.

     During the past three years, the only shareholders we have known to hold five percent or more of our voting securities have been the Swedish State and, following the merger of Telia and Sonera, the Finnish State. See “Item 4.A History and Developments of the Company.”

Interest of TeliaSonera’s Management

     As of May 26, 2003, members and deputy members of TeliaSonera’s board of directors and members of the TeliaSonera executive management and group vice presidents in aggregate held 98,782 shares of TeliaSonera, including shares of TeliaSonera held by affiliated persons of such members, which represented an insignificant percentage of the outstanding shares of TeliaSonera. See “Item 6. Directors, Senior Management and Employees.”

7.B Related Party Transactions

     Described below are certain transactions between us and our affiliates and other related parties since the beginning of 2000. See also Note 9 to our consolidated financial statements.

The Swedish State and the Finnish State

     The Swedish State currently owns 45.3 percent and the Finnish State 19.1 percent of the shares in TeliaSonera AB. Our services and products are offered to the Swedish and Finnish State, their agencies, and state-owned companies in competition with other operators and on commercial terms. Certain state-owned companies run businesses that compete with us. Likewise, we buy services from state-owned companies at market prices and on otherwise commercial terms. Neither the Swedish State, the Finnish State, their agencies, or state-owned companies represent a significant share of our net sales or income.

     The Swedish telecommunications market is governed by the Swedish Telecommunications Act and the Swedish Telecommunications Regulation as well as by conditions for permits issued by the NPTA. According to the conditions for those permits, we must maintain, without special compensation, a certain level of service for public phones in sparsely populated regions. Our costs for operating these public phones were SEK 10 million in 2002 and SEK 15 million for each of 2001 and 2000. According to Swedish telecommunications regulations, operators that have significant influence on the overall Swedish market for services and that have to be registered with the NPTA are required to pay a fee to finance measures to prevent serious threats and disruptions to telecommunications services during peacetime. To date, we have been the only operator with a significant influence as described by law. The required fee was SEK 50 million in 2002 and SEK 100 million for each of 2001 and 2000. In addition, we, in accordance with the Telecommunications Act and the Radio Communications Act and, effective 2001, the Radio and Telecommunications Terminal Equipment Act, pay annual fees to the NPTA to fund its activities, as do other operators subject to registration with the NPTA. We paid fees of SEK 64 million, SEK 59 million and SEK 56 million in 2002, 2001 and 2000, respectively.

     The Finnish telecommunications market is governed mainly by the Finnish Communications Market Act and the Finnish Act on the Protection of Privacy and Data Security in Telecommunications as well as by regulations, decisions and technical directions in accordance with these acts. In 2002, we paid €2.5 million for the use of radio frequencies and €1.3 million for the use of numbers to the FICORA.

Unisource N.V./AUCS

     We previously held an equal interest in Unisource N.V. together with Swisscom and KPN. All operations in Unisource, with the exception of AUCS and its subsidiaries, were sold or shut down in 1999 and Unisource was dissolved on July 1, 2000. In May 2003, we and the other shareholders of AUCS approved a liquidation plan for the AUCS group of companies.

     Unisource and its joint owners, including us, signed a three-year management agreement with Infonet Services Corp. in 1999 on the operations in AUCS. The agreement provides for the sale of a large part of AUCS’s operations to Infonet. The management agreement was supplemented in December 2002 by a termination agreement, valid until the first quarter of 2004. Under the terms of various contracts, Unisource is required to provide services to Infonet. Unisource and its joint owners are also liable for any losses in AUCS and are required to pay Infonet a bonus if the losses are lower than a specified level. Under these agreements, our minimum share of Unisource’s expenses is SEK 1,348 million. We received compensation for these undertakings through the acquisition of shares in Infonet at a price less than market value shortly prior to Infonet’s listing on the New York Stock Exchange. Based on the selling price at the time of Infonet’s listing, the value of the Infonet shares was SEK 2,758 million. We paid SEK 110 million for the acquisition of the Infonet shares. The future profit on this transaction, that is, the difference between the market value of the shares after deducting the purchase price (SEK 2,648 million) and the obligations that we have undertaken (SEK 1,348 million), will be recorded as share of earnings in AUCS over the term of the management agreement and other agreements.

     As of December 31, 2002, we had interest-bearing claims against AUCS of SEK 158 million. In 2002, 2001 and 2000, we sold services to AUCS representing a value of SEK 27 million, SEK 44 million and SEK 51 million, respectively.

Infonet Services Corp.

     As described above, we hold a participating interest in Infonet. In 2002, 2001 and 2000, we sold services and products to Infonet totaling SEK 41 million, SEK 29 million and SEK 38 million, respectively, and purchased services and products totaling SEK 260 million, SEK 320 million and SEK 264 million, respectively. In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to the initial public offering of Infonet. The suit alleges, among other things, that the prospectus used in connection with Infonet’s initial public offering contained material misstatements or omission relating to the AUCS business, a part of which was transferred by Unisource, a company in which we had a minority interest, to Infonet in 1999. See “Item 8.A.7 — Legal and Regulatory Proceedings” for a further discussion of this legal proceeding.

Comsource/Eircom

     Until April 2002, we held a 40 percent interest in Comsource. In April 2002, Comsource partly redeemed the shares held by us and paid €87.0 million to us, of which €84.4 was used to satisfy outstanding loans made by Comsource in favor of us. Shortly thereafter, we sold our interest in Comsource to KPN, which held the remaining 60 percent interest in Comsource, for €13.5 million in cash. Comsource owned a 35 percent interest in Eircom plc, the leading Irish fixed-line telecommunications operator, which it divested in November 2001 in connection with a cash tender offer made by Valentia Telecommunications for all outstanding shares in Eircom. In addition to having net interest-bearing debt obligations to Comsource in the principal amount of €84.4 million as of March 31, 2002, we sold services to Eircom worth SEK 16 million in 2000. We did not sell any services to Eircom in 2001 and 2002.

     See “Item 5.A Operating Results — Recent Acquisitions, Investments and Divestitures” for a discussion of our divestment of its interest in Eircom.

Telefos AB

     We own 49 percent of the shares of Telefos, which was formerly a wholly owned subsidiary of Telia. As of December 31, 2002, we had interest-bearing claims against the Telefos Group of SEK 1,553 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of the Telefos Group. These interest-bearing obligations of the Telefos Group are secured by Telefos’s shareholdings in its various subsidiaries as well as guarantees from Telefos’s subsidiaries. In addition, Telefos has pledged all its claims of payment against various companies within the TeliaSonera group to us.

     In June 2001, we sold a 51 percent interest in Telefos to Industri Kapital 2000 Ltd for a purchase price of SEK 205.2 million. In 2001, following our sale of the 51 percent interest in Telefos, we sold products and services totaling SEK 279 million to the Telefos Group and bought services from the Telefos Group totaling SEK 1,210 million. In 2002, we sold services and products to the Telefos Group worth SEK 324 million and bought services and products from the Telefos Group totaling SEK 3,534 million. Some of the services purchased by us from the Telefos Group relate to the construction of capital assets.

Eniro AB

     Until November 2000, Eniro was a wholly owned subsidiary of Telia. In 2000 and 2001, we completely divested our shareholding in Eniro. During the same period, we transferred to Eniro all of our shareholdings in our directory businesses. In 2000, we also granted Eniro an option to purchase shares held by us in the Polish directory company Panorama Polska should we become the sole shareholder of Panorama Polska.

After we acquired a 100 percent interest in Panorama Polska in May 2001, we promptly thereafter sold our Panorama Polska shares to Eniro under the terms of the option.

     In addition, in accordance with our statutory obligation to provide directories containing basic subscriber information to all fixed telephony in Sweden, we appointed Eniro as the official publisher of all such information, which includes the directories Vita Sidorna and Rosa Sidorna. Since July 1, 2000, Eniro receives a fixed payment for these services in the amount of SEK 20 million per year.

     See “Item 5.A Operating Results — Recent Acquisitions, Investments and Divestitures” for a discussion of our divestment of Eniro.

Svenska UMTS-nät AB

     On March 15, 2001, we entered into a joint venture with Tele2 to develop the UMTS license awarded to Tele2. The joint venture will operate through a jointly owned Swedish limited liability company, Svenska UMTS-nät, of which each party owns 50 percent of the shares. We and Tele2 will, on a pro rata basis, finance the construction of the UMTS infrastructure through capital contributions and the issuance of guarantees that are necessary in order for Svenska UMTS-nät to obtain third party financing to build a UMTS network in accordance with the license conditions. As of December 31, 2002, we had made an aggregate capital contribution of SEK 501 million to Svenska UMTS-nät.

     On September 19, 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. We and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 5.5 billion of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either we or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent.

     We are not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät.

INGROUP Sweden AB

     We hold an indirect 37 percent participating interest in INGROUP Sweden AB (IN), which was formerly a wholly owned subsidiary of Telia. In 2002 and 2001, we sold services and products to IN totaling SEK 46 million and SEK 67 million, respectively, and in 2002, 2001 and 2000, we bought services and products from IN totaling SEK 267 million, SEK 245 million and SEK 113 million, respectively.

Xfera Móviles S.A.

     We have entered into services agreement with Xfera to provide a variety of services, including managerial and administrative services, financial, accounting and information management and planning services, personnel services, marketing services, and technical services in connection with its experience in building and managing UMTS networks. One such service agreement specifically includes Sonera’s contribution to the design and development of Xfera’s radio network planning for Xfera’s UMTS system. Under the terms of the service agreements, Sonera’s personnel remain employees of Sonera, and Sonera remains responsible for directing their activities.

Turkcell Iletisim Hizmetleri A.S.

     As of December 31, 2002, we had outstanding guarantees to various lenders with respect to €7 million in debt incurred by Turkcell in connection with the purchase of network equipment.

Lattelekom SIA

     Tilts Communications A/S, our wholly owned subsidiary for which the only significant asset is a 49 percent equity interest in the Latvian telecommunications provider Lattelekom, provides Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which we receive fees. Tilts has also agreed to improve Lattelekom’s network and infrastructure, and we have provided performance guarantees to Lattelekom in respect of Tilts’s foregoing obligations.

Other Relationships

     In addition, we sell and buy services and products to a limited extent to and from other associated companies. The transactions between us and these associated companies, as well as the transactions mentioned above, are based on commercial terms, unless otherwise indicated.

7.C Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

8.A.1 See Item 18 for our audited consolidated financial statements.

8.A.2 See Item 18 for our audited consolidated financial statements, which cover the last three financial years.

8.A.3 See page F-3 for the audit report of our accountants entitled “Report of Independent Accountants.”

8.A.4 Not applicable.

8.A.5 Not applicable.

8.A.6 See Note 6 to our consolidated financial statements included in Item 18 of this Form 20-F for the amount of our export sales.

8.A.7 Legal and Regulatory Proceedings

     We are involved in a number of legal proceedings in the ordinary course of our business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. We are also involved in administrative proceedings relating principally to competition law and consumer protection issues. Except for the proceedings described below, we or our subsidiaries are not involved in any legal, arbitration or regulatory proceedings which management believes could have a material adverse effect on our business, financial condition or results of operations.

     The following is a brief summary of certain regulatory proceedings to which we or one of our subsidiaries is a party:

•	In November 1998, Telia Finland filed a complaint with the FICORA relating to the termination charges Sonera applied on calls terminating in its mobile network. Sonera denied the allegations in responses submitted to the FICORA. In April 2001, the FICORA issued a decision in which it stated that the interconnection fees Sonera charged for calls terminating on its domestic mobile network are not reasonable in relation to the actual costs of providing such services and ordered Sonera to revise its interconnection fees. Sonera appealed the FICORA’s decision to the Helsinki Administrative Court in May 2001. In September 2002, the Helsinki Administrative Court affirmed the decision of the FICORA. Sonera appealed the decision of the Helsinki Administrative Court to the Supreme Administrative Court of Finland. The decision of the FICORA and the Helsinki Administrative Court are not binding on Sonera until the Supreme Administrative Court has issued a final decision.

•	In September 1999, MTV 3-Tele Oy filed a complaint against Sonera with the FCA claiming that the fees Sonera charged for commercial SMS services were excessive. In May 2000, in a related action, Televerkko Oy filed a complaint with the FCA against Sonera claiming that it is abusing its dominant market position in the market for mobile services in connection with the pricing of its SMS services to content providers. Because of these complaints, the FCA is investigating the pricing of Sonera’s SMS services as well as the actual costs it incurs to provide SMS services to content providers. According to a preliminary competition analysis carried out by the FCA, Sonera has a dominant market position in the market for SMS based content services provided in its own network. However, these complaints are still pending. We are not currently in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

•	During 1999, the European Commission initiated an investigation of Telia’s actions in the market for group high speed Internet access. The investigation was initiated because of complaints from Bredbandsbolaget, a Swedish provider of broadband services. The investigation is ongoing and our position is that we did not undertake any prohibited measures with respect to the matter.

•	In 2000, Tele2 filed a claim with the NPTA claiming that Telia should reimburse Tele2 for all mobile traffic transferred by Telia to Tele2’s mobile network. The NPTA upheld such claim and further ruled that Telia is also entitled to be reimbursed by Tele2 and the other Swedish operators who have transferred mobile traffic onto Telia’s network. After prevailing in the lower administrative court in this matter, Tele2 brought an action in the Swedish civil courts seeking SEK 514 million, excluding VAT, in reimbursement. Telia has appealed the decision of the NPTA and the case is currently under review by the Swedish Administrative Court of Appeal. A decision is expected in the summer of 2003. Tele2’s civil action in this matter has been stayed pending the decision of the Swedish Administrative Court of Appeal. Telia has paid to Tele2 amounts aggregating SEK 224 million for the mobile traffic transfers at issue. Should the ruling of the NPTA stand, Telia would be required to reimburse Tele2 for the full amounts of its claim as well as for other such traffic transferred by Telia onto the networks of other mobile operators in Sweden. Telia would in turn be entitled to claim corresponding reimbursements from other operators. However, the reimbursement would take place only after we have first paid Tele2, resulting in us possibly facing a credit risk of up to SEK 200 million. In related proceedings, Tele2 and Vodafone have filed claims regarding charges for termination of calls on their respective mobile networks originated in Telia’s networks. Tele2 and Vodafone claim that the termination charges should be approximately SEK 1.40 per minute, while we believe that the charges should be no more than SEK 0.88 per minute. These claims are still pending.

•	During the second half of 2001, a number of operators filed complaints against Telia with the Swedish Competition Authority and the Swedish Competition Authority initiated an investigation regarding Telia’s pricing of ADSL services. The complaints suggest that the difference between Telia’s wholesale prices and retail prices is too low to effectively enable competition in the retail market. Our position is that we have not engaged in any prohibited pricing activities. A decision from the Swedish Competition Authority is expected in the summer of 2003.

•	In May 2002, Sonera received a request for information from the FCA dealing with Sonera’s mobile termination fees and their pricing principles. Sonera responded to the request in June 2002. In addition, Sonera has responded to supplementary requests for information made by FCA in November 2002.

•	In October 2002, a leading Finnish newspaper Helsingin Sanomat published an article claiming that Sonera’s corporate security had unlawfully used identification information relating to telecommunications. Sonera requested the National Bureau of Investigation to investigate the matter. Sonera received a request for information concerning the allegations, to which Sonera responded. FICORA subsequently published its findings stating that there was a reason to believe that identification information has been unlawfully used. FICORA also requested Sonera to renew its procedures concerning the processing of identification information. A police investigation concerning the matter is still ongoing. Some current officers and employees, including a former Chief Executive Officer of Sonera, are suspected of gross violation of privacy in telecommunications under Finnish law. Sonera, as a company, is not an official party to the investigation. Management is currently not in a position to assess when the proceedings will be brought to a conclusion and what the outcome of the proceedings will be.

•	In October 2002, the FCA issued a request for information concerning Sonera’s broadband pricing. According to the request, Elisa has required the FCA to investigate whether Sonera Carrier Networks Oy has violated Finnish competition law in connection with its wholesale broadband services and the pricing thereof. The FCA is investigating whether Sonera misused its dominant market position in the ADSL wholesale market or otherwise violated Finnish competition law when providing its wholesale ADSL services to other operators.

•	In January 2003, the NPT issued an advance notification to NetCom regarding its mobile termination prices. The NPT claims that NetCom has significant market power on the overall national market for interconnection in Norway. According to Norwegian law, an operator designated as having significant market power will be required to have cost-oriented termination rates. NetCom objected to the advance notification. In May 2003, the NPT issued a formal decision in which NetCom was designated as an operator with significant market power in the Norwegian market for interconnection. NetCom has appealed the decision. Should the decision of the NPT stand, mobile termination prices charged by NetCom and consequently the income of NetCom may be significantly affected.

     The following is a brief summary of certain legal proceedings to which we or one of our subsidiaries is a party:

•	In August 2000, Tilts, Sonera’s wholly owned Danish subsidiary, commenced arbitration proceedings against the Republic of Latvia. The arbitration proceeding relates to an agreement signed in 1994 between the Republic of Latvia, Tilts and Lattelekom. According to this agreement, the Latvian fixed line operator, Lattelekom, of which Tilts owns 49 percent and the Republic of Latvia owns 51 percent, has exclusive rights to provide basic fixed line telecommunications services in Latvia until December 31, 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization and terminated Lattelekom’s exclusive rights as of January 1, 2003. Tilts claims compensation in the aggregate of €152 million from the Republic of Latvia for losses suffered as a consequence of this breach and other breaches to the agreement. The Republic of Latvia has asserted counterclaims in the aggregate of €1 billion against Tilts alleging, among other things, that Tilts breached its contractual obligations by failing to digitalize and otherwise improve Lattelekom’s network in accordance with its commitments. In September 2001, Sonera was joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless Plc. Sonera and Cable & Wireless have guaranteed the performance by Tilts of its obligations under its agreement with the Republic of Latvia. Sonera has also made an indemnification commitment to Cable & Wireless when acquiring its shares in Tilts in 1998. In May 2002, the parties filed their main claims with the arbitral tribunal and the claims will be re-presented during the summer of 2003. A decision by the tribunal is not expected until the summer of 2004 at the earliest. We are currently not in a position to predict with any certainty the likely outcome of these arbitration proceedings.

•	In July 2002, Telia was named as one of several defendants in a securities law class action suit relating to the initial public offering of Infonet, in which Telia holds a 20 percent interest. The suit alleges, among other things, that the prospectus used in connection with Infonet’s initial public offering contained material misstatements or omissions relating to its AUCS business, a part of which was transferred by Unisource, a company in which Telia had a minority interest, to Infonet in 1999. The complaint seeks, among other things, compensatory damages and/or rescission, requesting, in particular, that the selling shareholders, including Telia, be required to disgorge profits allegedly gained through the sale of Infonet common stock in the offering. The sale resulted in aggregate proceeds to the selling shareholders of over $400 million, including total proceeds of $53.8 million to Telia as a selling shareholder. We deny the allegations contained in the suit and intend to vigorously contest the suit.

•	In August 2002, Radiolinja initiated an arbitration proceeding against Telia Mobile’s branch in Finland, claiming damages for an alleged breach of contract on the part of Telia Mobile with regards to the service operator agreement between Radiolinja and Telia Mobile. The proceeding is still in the early stages. We deny the claims of Radiolinja and intend to vigorously contest such claims.

•	In November 2002, the bankruptcy estate of Broadband filed a lawsuit in a district court in Norway seeking compensation of NOK 332 million plus interest against Sonera and Enitel. The plaintiff alleges that Sonera and Enitel failed to meet certain financial commitments undertaken by them in connection with their UMTS investments through Broadband. In particular, the plaintiff claims that Sonera and Enitel had a contractual obligation to supply Broadband with capital to meet its obligations. In August 2001, Broadband was declared bankrupt as a result of not having sufficient capital to meet its undertakings. The alleged obligation is vigorously denied by Sonera and Enitel. Enitel was declared bankrupt in August 2001. Sonera holds a 50 percent interest in Broadband. The hearing of the case is expected to take place at the end of 2003.

•	We are also involved in disputes relating to our divested or partially divested businesses. One of our majority owned subsidiaries is currently involved in litigation with one of the former shareholders of Tess relating to such shareholders’ disposal of its investment in Tess as well as certain subscription rights in Tess. The litigation, which was initiated in 1998, is still in the procedural stage. In addition, Industri Kapital, which purchased a 51 percent interest in Telefos from us in 2001, has notified us that it is reserving the right to make certain claims in the aggregate amount of approximately SEK 500 million under the Telefos share purchase agreement. This aggregate amount of the potential claims by Industri Kapital regarding Telefos is exclusive of any set-offs, counterclaims or other defenses available. We believe that Industri Kapital’s claims are unfounded and intend to vigorously defend against such claims.

     In addition to the legal and regulatory proceedings described above, our associated company, Turkcell, is presently subject to numerous legal and regulatory proceedings relating to, among other things, the following:

•	a class action lawsuit filed against Turkcell in the United States concerning the prospectus used in connection with Turkcell’s initial public offering;

•	the calculation of payments owed by Turkcell to the Turkish Treasury and the Ministry of Transportation with respect to Turkcell’s ongoing license fees;

•	certain payments by Turkcell relating to the VAT on its upfront license fee to the Turkish Tax Office;

•	license fees on value-added services and other charges claimed by the Turkish Treasury and the Ministry of Transportation against Turkcell;

•	license fees on interconnection revenues claimed by the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority against Turkcell;

•	fees charged between Turk Telekom and Turkcell for access to Turk Telekom’s transmission lines;

•	interconnection fees paid by Turk Telekom to Turkcell;

•	demands relating to national roaming;

•	certain allegedly anticompetitive activities of Turkcell relating to its business dealings with KVK, the primary distributor of Ericsson GSM handsets in Turkey;

•	the collection of frequency usage fees from pre-paid customers on behalf of the Telecommunications Authority;

•	the determination of Turkcell’s gross revenue calculation base; and

•	the base unit price of calls originating from fixed lines and terminating on Turkcell’s networks.

     There can be no assurance that these or other proceedings will be determined in favor of Turkcell. Turkcell’s failure to successfully defend itself against any such proceedings could have a material adverse effect on its consolidated financial position, results of operations, liquidity and prospects.

8.A.8 Dividend Policy

     The annual general meeting of shareholders of TeliaSonera approved a dividend payment of SEK 0.40 per TeliaSonera share, totaling SEK 1,870 million, with respect to the fiscal year ended December 31, 2002.

     At an annual general meeting of shareholders of TeliaSonera, shareholders may declare dividends upon the recommendation of the TeliaSonera board of directors. The amount of dividends may not exceed the amount proposed or approved by the TeliaSonera board of directors and is limited by Swedish law.

     According to Swedish law, shareholders’ equity is divided into funds available for distribution, which are called non-restricted funds, and funds not available for distribution, which are called restricted funds. TeliaSonera’s shareholders can receive as a distribution only the non-restricted funds of the parent company or the group, whichever is lower. Restricted equity is made up of the share capital, the share premium reserve and the statutory or legal reserve. TeliaSonera’s non-restricted equity in the consolidated accounts includes only that part of a subsidiary’s non-restricted equity that can be assigned to the parent company without having to write down the value of the shares in the subsidiary.

     TeliaSonera records the equity component of untaxed reserves on its balance sheet as restricted equity. Earnings in associated companies that have not been distributed are reported in TeliaSonera’s equity as an equity reserve in restricted reserves. The equity effect of reporting financial instruments at fair value is attributed to a fair value reserve in restricted reserves. Likewise, the difference in equity effect between TeliaSonera’s principles for accounting for pensions and relevant Swedish standards is reported in restricted reserves.

     According to our dividend policy, the board of directors are required to take into consideration the outlook for operating cash flow generation, capital expenditure requirements, earnings growth and the amount of funds available for distribution when proposing the level of dividend to the annual general meeting of shareholders. Our intention is to increase the dividend annually.

     Although we currently intend to pay annual dividends on our shares, we cannot assure you that dividends will be paid or of the amount of any dividends. Future dividends will depend on a number of factors, including:

•	the then-existing general business conditions;

•	current and expected future financial performance;

•	cash provided by operating activities;

•	funding and investment requirements;

•	applicable restrictions on the payment of dividends under Swedish law; and

•	other factors that our board of directors considers to be relevant.

     As of December 31, 2002, the total non-restricted funds of TeliaSonera AB amounted to SEK 21,751 million and, for TeliaSonera on a consolidated basis, SEK 17,129 million.

     The following table sets forth the annual dividends paid per share with respect to each of the fiscal years indicated.

	Dividend paid per
Year	TeliaSonera share

	SEK	$ (1)
1998	0.49	0.06
1999	0.52	0.06
2000	0.50	0.05
2001	0.20	0.02
2002	0.40	0.05

(1)	Dividend amounts have been translated into U.S. dollars at the Noon Buying Rate for the relevant dividend payment date.

     Because we will pay dividends in Swedish kronor, exchange rate fluctuations will affect the U.S. dollar amounts received as dividends by holders of our ADSs.

8.B Significant Changes

     No significant changes have occurred since the date of our consolidated financial statements included in this annual report. See “Item 5.D Trend Information.”

ITEM 9. THE OFFER AND LISTING

9.A Offer and Listing Details

     The principal trading market for TeliaSonera’s shares is the Stockholm Exchange. The table below sets forth, for the periods indicated, the reported high and low market quotations for our shares on the Stockholm Exchange.

	Price Per Share

	Low	High

	(in Swedish
	kronor)
2000 (beginning June 13, 2000)	49.60	94.00
2001	36.00	71.00
2002	21.10	48.60
2001
First Quarter	45.50	64.50
Second Quarter	49.50	71.00
Third Quarter	36.00	57.00
Fourth Quarter	44.10	54.00
2002(1)
First Quarter	33.00	48.60
Second Quarter	21.20	36.80
Third Quarter	21.10	32.20
Fourth Quarter	24.00	36.20
December 2002	34.30	36.20
2003
First Quarter	23.70	34.90
January	30.10	34.90
February	25.90	34.50
March	23.70	29.90
Second Quarter (through June 25)	24.00	33.40
April	24.00	29.60
May	27.80	32.80
June (through June 25)	30.80	33.40

(1)	Prior to December 9, 2002, TeliaSonera traded under the name Telia AB under the symbol “TLIA.” Upon completion of the merger of Telia and Sonera on December 9, 2003, Telia’s Stockholm Exchange symbol was changed to “TLSN.”

     Since December 9, 2002, TeliaSonera’s shares have been traded in Finland on the Helsinki Exchanges under the symbol “TLS” and in the United States on the Nasdaq National Market under the symbol “TLSN” in the form of ADSs, which are evidenced by ADRs. Each TeliaSonera ADS represents five TeliaSonera shares. The depositary for the TeliaSonera ADSs is Citibank, N.A.

     The table below sets forth, for the periods indicated, the reported high and low market quotations for our shares on the Helsinki Exchanges.

	Price Per Share

	Low	High

	(€)
2002 (from December 9)	3.30	4.15
2003
First Quarter	2.57	3.80
January	3.27	3.80
February	2.84	3.78
March	2.57	3.26
Second Quarter (through June 25)	2.60	3.68
April	2.60	3.25
May	3.05	3.59
June (through June 25)	3.33	3.68

     The table below sets forth, for the periods indicated, the reported high and low closing sales prices for the TeliaSonera ADSs on the Nasdaq National Market.

	Low	High

	(U.S. dollars
	per ADS)
2002 (from December 9)	17.35	18.51
2003
First Quarter	14.05	20.00
January	17.60	20.00
February	15.24	19.76
March	14.05	17.00
Second Quarter (through June 25)	14.80	21.49
April	14.80	17.50
May	17.25	20.25
June (through June 25)	19.67	21.49

9.B Plan of Distribution

     Not applicable.

9.C Markets

     The principal trading markets for the shares are the Stockholm Exchange and the Helsinki Exchanges, in the form of shares, and the Nasdaq National Market, in the form of ADSs.

9.D Selling Shareholders

     Not applicable.

9.E Dilution

     Not applicable.

9.F Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share Capital

     Not applicable.

10.B Memorandum and Articles of Association

Organization and Register

     TeliaSonera is a public limited company organized under the laws of Sweden. TeliaSonera is registered in the Swedish Trade and Industry Register kept by the Companies Department of the Swedish Patent and Registration Office, under the company registration number 556103-4249.

Line of Business

     Pursuant to Section 3 of TeliaSonera’s articles of association, TeliaSonera’s corporate purpose is to offer, directly and indirectly, in a broad sense, telecommunications services and thereto related information services, as well as to conduct other activities which are compatible with such services.

Corporate Governance

     TeliaSonera’s articles of association do not stipulate anything regarding: (1) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (2) borrowing powers exercisable by the directors; (3) retirement or non-retirement of directors; and (d) shareholding requirements for a director’s qualifications.

     Pursuant to TeliaSonera’s articles of association, the general meeting of shareholders decides on the amount of compensation for the members of the board of directors and, as a result, the directors do not have the power to vote regarding their own compensation.

     Matters pertaining to corporate governance are mainly regulated under the Swedish Companies Act. Pursuant to the Companies Act, members of our board of directors are prohibited from participating in the preparation or making of decisions in which they have a personal interest. This prohibition includes the participation in the negotiation or performance of contracts between TeliaSonera and a third party if such member of the board of directors would receive a material benefit in conflict with our interests. In addition, pursuant to the Companies Act the company is prevented from lending money to shareholders, board members or the president. Consequently there are no borrowing powers exercisable by the directors.

Rights, Preferences and Restrictions

     Dividends are declared and paid annually on the basis of income and retained earnings as of the end of the preceding year. For a description of TeliaSonera’s dividend policy and the dividend rights attached to the shares, see “Item 8.A Consolidated Statement and Other Financial Information.”

     Each share confers the right of one vote at the general meetings of the shareholders. Each of the shares also confers an equal right to share in TeliaSonera’s profits.

     In connection with future offerings of TeliaSonera shares for cash, the existing shareholders have a pre-emptive right to subscribe for shares offered in proportion to the amount of shares in their possession. However, a general meeting of the shareholders may vote, by a majority of two-thirds of the votes cast and two-thirds of the shares represented at the meeting, to waive this pre-emptive right.

     Pursuant to the Companies Act, preferential rights attached to certain shares or pre-emptive rights to the existing shareholders, which is not conferred upon the shareholders by law, must be stated in the company’s articles of association. Our current articles of association do not confer any such rights nor do they restrict the pre-emptive right described in the preceding paragraph.

     Amendments to the articles of association generally require a decision by the general meeting of the shareholders, supported by two-thirds of the votes cast and two-thirds of the shares represented at such meeting. For certain changes to the articles of association, for example changes creating pre-emptive or preferential rights, the decision has to be supported by all the shares represented at the general meeting of the shareholders provided that such represented shares constitute nine-tenths of all the shares of the company. Similarly, decisions limiting voting rights must be supported by two-thirds of the votes cast and nine-tenths of the shares represented at the general meeting of the shareholders.

Possible Unavailability of Pre-Emptive Rights For U.S. Holders

     U.S. holders of TeliaSonera shares and ADSs may not be able to exercise any preemptive rights and preferential rights in respect of their shares unless a registration statement under the Securities Act of 1933, as amended, is effective with respect to these rights or an exemption from the registration requirements thereunder is available.

General Meeting of Shareholders

     Under the Companies Act, shareholders exercise their power to decide on corporate matters at the general meeting of the shareholders. At the annual general meeting, financial statements, including the income statement, balance sheet and annual report and the consolidated income statement and balance sheet, and the auditor’s report are presented to the shareholders for adoption. Also at the annual general meeting, the shareholders decide any measure warranted by the profit or loss shown in the adopted balance sheet or consolidated balance sheet, discharge members of the board of directors and the chief executive officer from liability, decide on the number of members of the board of directors and their remuneration and elect members of the board of directors. When required, the number of auditors and deputy auditors is decided and they are elected.

     Under our articles of association, a shareholder must give notice to TeliaSonera of his or her intention to attend a general meeting no later than 4:00 p.m. on the day stated in the notice of the general meeting. This day must not be a Saturday, Sunday, Midsummer Eve, Christmas Eve, New Year’s Eve or other public holiday and not fall earlier than the fifth working days before the general meeting. Under our articles of association, a notice of an annual general meeting and a notice of any extraordinary general meeting at which resolutions to amend TeliaSonera’s articles of association will be considered, shall be issued no earlier than six weeks and no later than four weeks prior to the meeting in question. Notice of any other extraordinary general meeting shall be issued no earlier than six weeks and no later than two weeks prior to the meeting. Notice of a general meeting shall be made in the form of an advertisement placed in the Swedish Official Gazette, the Swedish newspapers Dagens Nyheter and Svenska Dagbladet or, if it is not possible to advertise in any of these publications, another Swedish daily newspaper with daily national coverage.

     In order to have the right to attend a general meeting, a shareholder must be registered on the tenth day prior to the relevant general meeting in the register of shareholders kept by VPC and must also notify TeliaSonera of their intention to attend the meeting in the manner stated in the previous paragraph. At the general meeting, the shareholders may be accompanied at the meeting by at most two persons to assist them, but only if the shareholder notifies TeliaSonera of the number of accompanying persons in the manner stated in the previous paragraph.

Voting

     Each shareholder is at the general meeting entitled to vote for the total number of shares he or she owns or represents. Each share is entitled to one vote. A shareholder may attend and vote at the general meeting in person or by proxy. Proxies are not valid for a longer period than one year from the date of issuance.

     Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee, as is the case for registered holders and beneficial owners of the ADSs. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the name of a nominee, may vote such shares provided that such holder or owner arranges to have his or her name temporarily entered in the register of shareholders as of the record date of meeting, which must be on the tenth day prior to a general meeting.

     Pursuant to the Companies Act, most resolutions at a general meeting are passed by a simple majority of the votes cast with the chairman of the meeting having the decisive vote (except in the situation of an election where a tie is decided by coin-toss or similar methods). Certain resolutions require a higher rate of approval amongst the shareholders in order to be passed.

     Normally, resolutions to amend the articles of association will require two-thirds of the votes cast as well as two-thirds of the shares present or represented at the meeting. However, under certain circumstances where such resolution limits shareholders’ right to dividends or other asset distribution, restricts the transferability of shares or alters the legal relationship between shares, unanimous support by the shareholders attending the meeting, which has to constitute nine-tenths of all shares in the company, is required. In addition, under certain circumstances where such resolution restricts the voting rights or requires the company to retain a larger amount of the net profit than otherwise required under the Companies Act or amends shareholders’ rights in a liquidation or dissolution, approval by shareholders representing two-thirds of the votes cast and nine-tenths of the shares present or represented at the meeting is required. Slightly different supermajority requirements are applied in situations where the resolution described above will only adversely affect certain groups of shareholders.

     In addition, the following resolutions will normally require a two-thirds majority of votes cast at the general meeting as well as two-thirds of the shares present or represented at the meeting: (1) a resolution to issue, approve or authorize the issuance for cash of new shares or convertible debt or debt instruments with the right to subscribe for new shares, if such issuance deviates from the preferential right for existing shareholders under the Companies Act; (2) a resolution to redeem any or all of the outstanding share capital of the company; and (3) a resolution approving the merger of the company with another entity. A resolution described in (2) above, may under certain circumstances require the unanimous approval of the shareholders present at the meeting, with nine-tenths of all outstanding shares present or represented at the meeting.

Disclosure of Shareholder Ownership

     Pursuant to prevailing market practice in Sweden, which takes the form of recommendations issued by the Swedish Industry and Stock Exchange Committee (NBK), any seller or purchaser of securities of a Swedish limited company listed on the Stockholm Exchange is required to disclose any transaction in which such purchaser or seller acquires or disposes of five percent or any subsequent percentage that is a multiple of five, up to and including 90 percent, of either the voting rights of all shares or the total number of shares in the company. Disclosure shall be made no later than 9:00 a.m. on the day following the trading on the Stockholm Exchange and in the form of reports to the Stockholm Exchange and the company and press releases to an established news agency and to a nationally published newspaper in Sweden.

     In addition, pursuant to the Swedish Financial Instruments Trading Act, a person acquiring or disposing of certain numbers of shares in a Swedish limited company with shares listed on a stock exchange within the European Economic Area or otherwise quoted on an exchange or an authorized market place in Sweden, shall within seven days thereafter report in writing such acquisition or transfer to the company and the Swedish exchange or market place in question (and to the Swedish Financial Supervisory Authority, if the shares are not quoted on a Swedish exchange or market place). The relevant thresholds for the reporting requirement is acquisitions where the acquirer reaches or exceeds ten, 20, 33 1/3, 50 and 66 2/3 percent of the number of votes for all shares in the company or where the transferor’s shareholding falls below any such number.

     Pursuant to the Swedish Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments, certain individuals who own shares representing ten percent or more of the share capital or the voting rights in a publicly traded Swedish limited company shall report such shareholding and any changes thereto to the Swedish Financial Supervisory Authority.

Liquidation

     If TeliaSonera were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

Purchase Obligations

     Pursuant to prevailing market practice in Sweden, which takes the form of recommendations issued by NBK, a person who obtains 40 percent or more of the votes for all shares in a publicly traded Swedish limited company as a result of purchase, subscription, conversion or some other form of acquisition of shares in the company, either alone or together with a related party, must make a public offer both for the acquisition of all remaining shares in the company, not held by the company or its subsidiaries, and for other financial instruments issued by the company whose price might be materially affected if listing of shares covered by the offer were to cease. The terms of such mandatory offer shall be the same as the terms of the acquisition triggering the mandatory offer.

     Pursuant to the Companies Act, a Swedish limited company owning more than 90 percent of the shares in another Swedish limited company may initiate a compulsory acquisition process for the remaining minority shareholdings. Similarly, the holders of such minority interest may require the Swedish parent company to acquire their holdings in the company.

Restrictions of Foreign Ownership

     There are no restrictions of foreign ownership of TeliaSonera shares under Swedish law.

10.C Material Contracts

     On March 15, 2001, Telia entered into a joint venture agreement with Tele2, the holder of a UMTS license in Sweden, to build and operate a UMTS network in Sweden. Under the joint venture agreement, the parties have organized a Swedish limited liability company, Svenska UMTS-nät, to carry out the building and operations relating to the UMTS network in Sweden. The joint venture is owned on an equal basis by the parties. The UMTS license is held by a wholly owned subsidiary of Svenska UMTS-nät. The cooperation between Telia and Tele2 has been reviewed by the Swedish Competition Authority and, in March 2002, the cooperation was given a five year exemption from the anti-competitive agreements prohibition under the Swedish Competition Act. The exemption ends in February 2007, at which time the cooperation is required to be reviewed by the Competition Authority. Telia and Tele2 will, on a pro rata basis, finance the construction of the UMTS network through capital contributions and the issuance of guarantees that are necessary in order for Svenska UMTS-nät to obtain third party financing to build a UMTS network in accordance with the license conditions. Telia has made an aggregate capital contribution of SEK 500 million to Svenska UMTS-nät.

     On September 19, 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility for the construction of its UMTS network infrastructure in Sweden. Telia and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 5.5 billion of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either Telia or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent. Telia is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät.

     In June and September 2002, Telia entered into agreements with each of the Kingdom of Sweden and the Republic of Finland granting them identical registration rights with respect to their shares of Telia. Pursuant to these agreements, the Kingdom of Sweden and the Republic of Finland have the right to severally require Telia to file a registration statement with the Securities and Exchange Commission covering offers and sales of their shares in a public offering in the United States. Under the agreements, the Kingdom of Sweden and the Republic of Finland have the right to demand one registration of at least 2.5 percent of their respective shares of Telia in any six month period up to a maximum of two registrations. In addition to the demand registration rights and subject to certain conditions, the Kingdom of Sweden and the Republic of Finland were also granted piggy-back registration rights that entitle them to sell their shares as part of any registered offering in the United States either by Telia or by Telia on behalf of another party. Telia has agreed to pay, subject to certain exceptions, all expenses reasonably incurred by the Kingdom of Sweden, the Republic of Finland or both parties in connection with any demand registration or piggy-back registration.

10.D Exchange Controls

     There are currently no Swedish laws which may affect the import or export of capital, or the remittance of interest or other payments.

10.E Taxation

     The following summary is based on the tax laws of Sweden and the United States as of the date of this report, and is subject to changes in Swedish or U.S. law, including changes that could have a retroactive effect. The following summary is not exhaustive and does not take into account or discuss the tax laws of any countries other than Sweden or the United States. Prospective investors and current holders of TeliaSonera shares, TeliaSonera ADSs or TeliaSonera warrants are advised to consult their own tax advisors as to Swedish, U.S. or other tax consequences of the purchase, ownership and disposition of TeliaSonera shares, including, in particular, the effect of tax laws in any other jurisdiction.

Swedish Taxation

     The following is a description of the material Swedish income and net wealth tax consequences with respect to holders of TeliaSonera shares, that are not Swedish residents (“Non-residents”). This section applies only to holders of portfolio investments representing less than 10 percent of the capital and votes of TeliaSonera and is not applicable if the TeliaSonera shares pertain to a permanent establishment or fixed base of business in Sweden. Holders of TeliaSonera shares should consult their own tax advisors regarding the Swedish and other tax consequences of acquiring, owning and disposing of shares.

     The description below is based on the Income Tax Act (1999:1229), the Net Wealth Tax Act (1997:323), the Withholding Tax Act (1970:624) and relevant tax treaties as currently in effect.

Taxation of Capital Gains

     Non-residents are generally not liable for Swedish capital gains taxation with respect to the sale of TeliaSonera shares. However, under Swedish tax law, capital gains from the sale of certain Swedish securities, such as the TeliaSonera shares, by private individuals may be taxed in Sweden if such individuals have been residents of Sweden or have lived permanently in Sweden at any time during the year of the sale or the ten calendar years preceding the year of the sale. This provision may, however, be limited by tax treaties which Sweden has concluded with other countries. The Nordic tax treaty currently in force reduces this period to the five years following the year when the individual became a Non-resident. The tax treaty currently in force between Sweden and the United States gives Sweden the right to tax gains at any time during the ten years following the date on which the individual has ceased to be a resident of Sweden. Capital losses are deductible if the Non-resident would have been taxable for a corresponding capital gain.

Taxation of Dividends

     According to Swedish internal law, a dividend withholding tax at a rate of 30 percent is imposed on dividends paid by a Swedish company, such as TeliaSonera, on Non-residents. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under both the current Nordic tax treaty and the tax treaty currently in force between Sweden and the United States, the withholding tax on dividends paid on portfolio investments, to eligible U.S. holders or Nordic holders, as the case may be, is limited to 15 percent.

     Under all Swedish tax treaties, with the exception of the tax treaty currently in force between Sweden and Switzerland, the withholding tax at the applicable treaty rate should be withheld by the payer of the dividends. With regard to dividends paid for shares in companies registered with the VPC (such as the TeliaSonera shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by VPC or, if the shares are registered with a nominee, the nominee, so long as the person entitled to the dividend is registered as a Non-resident and sufficient information regarding the tax residency of the beneficial owner is available to VPC or the nominee.

     In those cases where Swedish tax is withheld at the rate of 30 percent and the person that received the dividends is entitled to a reduced rate of withholding tax under an applicable tax treaty, a refund may be claimed from the Swedish tax authorities not later than at the end of the fifth calendar year after the distribution.

     The Swedish withholding tax provisions are currently under review, and new or amended provisions may be introduced as a result of this review.

     It should be noted that due to technical issues, a Swedish withholding tax of 30 percent will also be withheld for dividends and similar payments to Swedish tax residents on TeliaSonera shares that are registered at the Finnish Central Securities Depositary.

Net Wealth Taxation

     Swedish net wealth tax is based on the conditions at the end of each calendar year. The TeliaSonera shares are not subject to Swedish net wealth taxation in the hands of a holder that is not a resident in Sweden at the end of a calendar year.

United States Federal Income Taxation

     The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of our shares or ADSs at the initial issue price and that will hold shares or

ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

•	financial institutions,

•	insurance companies,

•	real estate investment trusts,

•	grantor trusts,

•	regulated investment companies,

•	dealers or traders in securities or currencies,

•	tax-exempt entities,

•	persons that will hold our shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes,

•	persons that have a “functional currency” other than the U.S. dollar or

•	holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of TeliaSonera.

     Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

     For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares or ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States,

•	a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

     A “Non-U.S. Holder” is a beneficial owner of our shares or ADSs that is not a U.S. Holder.

     If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

Ownership of ADSs in General

     For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs.

Distributions

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, for U.S. federal income tax purposes, the gross amount of any distribution by TeliaSonera of cash or property (other than certain distributions, if any, of our shares or ADSs distributed pro rata to all shareholders of TeliaSonera including holders of ADSs) with respect to your shares or ADSs will be includible in your income as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our Company as determined under U.S. federal income tax principles. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” individuals who are U.S. Holders may be taxed on certain distributions received in a taxable year ending after December 31, 2002 at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” to the extent, if any, that the amount of any distribution by our Company exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your shares or ADSs and thereafter as capital gain. TeliaSonera does not maintain calculations of our earnings and profits under U.S. federal income tax principles.

     If you are a U.S. Holder, any such dividend paid in Swedish kronor (or any currency other than U.S. dollars) will be included in your gross income in an amount equal to the U.S. dollar value of the Swedish kronor (or, if not Swedish kronor, the currency in which the dividend was paid) on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     If you are a U.S. Holder, dividends paid to you with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, any Swedish tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.”

     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Shares received by Employees Subject to U.S. Taxation

     Any employee who is subject to U.S. federal income tax on his or her compensation from TeliaSonera who purchases our shares or ADSs at a price representing a discount from the fair market value of those shares or ADSs will be subject to U.S. federal income and employment taxes with respect to such discount. Such employee should recognize ordinary income at the time of the receipt of such shares or ADSs equal to the fair market value of such shares or ADSs minus the amount paid for such shares or ADSs. The issuance of such shares or ADSs at a discount to such employee may be subject to U.S. wage withholding.

Sale or Exchange of Shares or ADSs

     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends received in a taxable year ending after December 31, 2002) if your holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     If you are a U.S. Holder, the initial tax basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you are a U.S., the conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss.

     With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S.

Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) you are an individual Non-U.S. Holder and you have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

     A Non-U.S corporation will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the look-through rules for 25 percent or more owned subsidiaries, either (1) at least 75 percent of its gross income is passive income or (2) on average at least 50 percent of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     We believe that we were not a PFIC in our 2002 taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. However, since our status will depend on the nature of our income, assets and business from time to time, we can not give you assurance that we will not be a PFIC in any future year.

     Notwithstanding the discussions above under the captions “Distributions” and “Sale or Exchange of Shares or American Depositary Shares,” if we were to become a PFIC, and you are a U.S. Holder of our shares or ADSs, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends received from such PFIC at the lower rates applicable to long-term capital gains (as discussed above under “—Distributions”)) with respect to any gain from the sale or exchange of, and excess distributions with respect to, your shares or ADSs. If we were to become a PFIC and you are a U.S. Holder of our shares or ADSs, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively.

     However, it is expected that the conditions necessary for making some of these elections will not apply in the case of our shares or ADSs. You should consult your own tax advisors regarding the tax consequences that would arise if we were to become a PFIC.

Backup Withholding Tax and Information Reporting Requirements

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements. The backup withholding tax rate is 30 percent for year 2002 and will be 28 percent for years 2003 through 2010.

     In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

     The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, holding and disposing of our shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

10.F Dividends and Paying Agents

     Not applicable.

10.G Statement by Experts

     Not applicable.

10.H Documents on Display

     The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

10.I Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our financial policy contains guidelines for interest rates and the average maturity of borrowings. The TeliaSonera group’s policy is that the duration of interest-bearing loans should be from six months to four years. The TeliaSonera group arrived at this duration interval by balancing the estimated running cost of borrowing and the risk of significant negative impact on earnings should there be a sudden, major change in interest rates. The basic goal is to optimize interest rate risk for the TeliaSonera group as a whole. The TeliaSonera group uses Swedish kronor as its accounting currency. TeliaSonera AB’s borrowings are therefore normally converted into or denominated in Swedish kronor, unless directly linked to the setting-up or financing of international operations or similar events. If the available loan form does not directly reflect the desired loan portfolio structure, in terms of interest or currency, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps. Foreign currency interest rate swaps relate to loans denominated in foreign currencies that are swapped into Swedish krona, and thus do not entail any currency risk.

     We typically use our uncommitted facilities for our financing needs, since we normally have good access to those market facilities.

     Normally, TeliaSonera AB’s borrowings denominated in foreign currencies are swapped into Swedish kronor, except for funds borrowed to finance our operations outside of Sweden.

     The following table sets forth our portfolio of foreign currency interest rate swaps represented by the following currencies, including maturity dates, as of December 31, 2002:

	Maturities
						Later
	2003	2004	2005	2006	2007	years	Total

	(SEK in millions)
Foreign currency interest rate swaps, received:
Buy EUR	4,620	–	3,021	2,597	–	1,527	11,765
Buy DEM	836	566	–	–	–	–	1,402
Buy GBP	710	–	–	–	–	–	710
Buy USD	–	324	–	88	–	–	412
Buy JPY	–	–	–	–	–	222	222

Total received	6,166	890	3,021	2,685	–	1,749	14,511
Foreign currency interest rate swaps, paid	(5,623)	(925)	(2,712)	(2,756)	–	(1,651)	(13,667)

Net position	543	(35)	309	(71)	–	98	844

     As of December 31, 2002, borrowings by TeliaSonera AB had a present value of SEK 21,294 million (SEK 24,888 million in 2001) and the weighted average time to maturity of borrowings was approximately 2.4 years.

     Borrowings by Sonera Corporation had a present value of €2,406 million (€3,509 million in 2001) as of December 31, 2002, and the weighted average time to maturity of borrowings was approximately 2.6 years.

     The average cost of outstanding long-term and short-term borrowings as per the balance sheet date in the past three years was as follows.

	As of December 31,

	2002	2001	2000

	(%)
TeliaSonera AB (SEK)
Long-term borrowings	5.92	5.62	5.81
Short-term borrowings	5.48	5.03	4.38

Sonera Corporation (EUR)
Long-term borrowings	4.93	4.76	5.37
Short-term borrowings	4.81	4.28	5.43

     As of December 31, 2002, TeliaSonera AB and Sonera Corporation had interest-bearing liabilities of SEK 42,644 million with duration of interest of approximately 1.3 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 25,900 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately SEK 500 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2002.

     The following table sets forth our portfolio of long-term and short-term borrowings (including accrued interest):

	As of December 31,2002

	Book value	Fair value

	(SEK in millions)
Long-term loans	32,122	32,630
Short-term loans	12,680	12,717
Interest rate swaps, gains	(527)	(527)
Foreign currency interest rate swaps, gains	(1,059)	(1,059)
Interest rate swaps, losses	215	215
Foreign currency interest rate swaps, losses	215	215
Other currency derivatives (net losses)	1	1

Total borrowings (including derivatives)	43,647	44,192

     The TeliaSonera group has an operational need to net purchase foreign currency which exposes us to transaction exposure, primarily due to deficits in settlements for international telecommunications traffic and the import of equipment and supplies. The TeliaSonera group’s operational net transaction exposure is not significant at present, but it is expected to increase over time, as will its potential impact on our earnings. Assuming an operational net transaction exposure equivalent to that for the applicable year and provided that no hedging measures were taken, the negative impact on pre-tax income of our Swedish operations would have been approximately SEK 160 million for the year 2002 and SEK 300 million for the year 2001 on a full-year basis if the Swedish kronor weakened by ten percentage points against all the transaction currencies of our Swedish operations.

     The following table sets forth our portfolio of foreign exchange derivatives hedging loans, investments and operational transaction exposure represented by the following currencies, including maturity dates, as of December 31, 2002:

	Maturities

				Later
	2003	2004	2005	years	Total

	(SEK in millions)
Sell EUR	5,378	8	1	–	5,387
Sell DKK	4,895	–	–	–	4,895
Sell NOK	1,110	–	–	–	1,110
Sell USD	628	–	–	–	628
Sell GBP	553	–	–	–	553
Sell CZK	397	–	–	–	397
Sell LVL	100	–	–	–	100
Sell CHF	68	–	–	–	68
Sell PLN	56	–	–	–	56
Sell HUF	22	–	–	–	22
Sell LTL	16	–	–	–	16
Sell SGD	10	–	–	–	10
Sell HKD	1	–	–	–	1

Sell total	13,234	8	1	–	13,243

Buy EUR	(15,879)	–	–	–	(15,879)
Buy DKK	(2,896)	–	–	–	(2,896)
Buy NOK	(2,709)	–	–	–	(2,709)
Buy USD	(191)	(6)	–	–	(197)
Buy GBP	(171)	–	–	–	(171)
Buy CHF	(26)	–	–	–	(26)
Buy LVL	(7)	–	–	–	(7)
Buy PLN	(2)	–	–	–	(2)

Buy total	(21,881)	(6)	–	–	(21,887)

Net position	(8,647)	(2)	1	–	(8,644)

     TeliaSonera Treasury is responsible for group-wide financial risk management, including netting and pooling of capital requirements and payment flows. TeliaSonera Treasury also seeks to optimize the cost of financial risk management, which in certain cases may mean that an intra-group financing or hedging transaction is not replicated with an identical transaction outside the group. TeliaSonera Treasury’s risk mandates are clearly defined by our board of directors, and the impact on earnings of any deals made within those mandates is therefore not deemed to be substantial. TeliaSonera Treasury’s risk mandate in the currency markets is currently capped at the equivalent of a nominal plus or minus SEK 200 million. As of December 31, 2002, the risk mandate was utilized by less than SEK 50 million.

     Our conversion exposure has increased significantly due to the merger of Telia and Sonera, and is expected to continue to grow due to ongoing expansion of our operations outside of Sweden. We do not typically hedge our conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely-convertible foreign currency of a country with smoothly-functioning financial markets.

     Net foreign assets, which is the sum of equity and goodwill from acquisitions, amounts as of December 31, 2002 to SEK approximately SEK 115.9 billion (and as of December 31, 2001 to approximately SEK 55.7 billion). The positive impact on the TeliaSonera group’s equity would be approximately SEK 11.6 billion based on the exposure after hedges as of December 31, 2002, and approximately SEK 5.5 billion based on the exposure after hedges as of December 31, 2001, if the Swedish krona weakened by ten percentage points against all the currencies related to net foreign assets. This impact on the TeliaSonera group’s equity does not include any potential negative impact due to our operational need to net purchase foreign currency.

     The TeliaSonera group employs derivatives in its financial management activities. Derivatives are primarily used to obtain the duration of interest desired on the loans within the portfolio, and the risk profile desired in foreign exchange dealings. We accept only creditworthy counterparties for financial transactions such as interest rate swaps, foreign currency swaps and other transactions in derivatives. We require each counterparty to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterparty depends on the rating of that counterparty. As of December 31, 2002, TeliaSonera group’s aggregate exposure to counterparties in derivatives was SEK 1,942 million, calculated as the sum of net claims on all of the respective counterparties.

     The credit risk with respect to our trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior and, if necessary, credit and business information derived from external sources. Bad debt expense in relation to consolidated revenues was 1.4 percent, 1.6 percent and 0.8 percent in 2002, 2001 and 2000, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Our President and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-14(c)) within 90 days of the date of this annual report on Form 20-F, have concluded that, as of such date, TeliaSonera’s disclosure controls and procedures were effective to ensure that material information relating to TeliaSonera was made known to them by others within TeliaSonera particularly during the period in which this annual report on Form 20-F was being prepared.

     There were no significant changes in TeliaSonera’s internal controls or in other factors that could significantly affect these controls subsequent to the date our President and Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in TeliaSonera’s internal controls requiring corrective actions.

     In connection with the audit of our financial statements for the fiscal year ended December 31, 2002, our auditors brought to our attention certain weaknesses in internal controls relating in particular to our international carrier business and our Danish mobile and fixed line operations. While we do not believe the weaknesses cited by our auditors constitute significant deficiencies or material weaknesses in the Group’s internal controls, we are taking steps, including training of staff, to address these weaknesses.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Annual Report on Form 20-F:

Consolidated Financial Statements of TeliaSonera AB and subsidiaries

Report of Independent Auditors
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders’ Equity
Notes to Consolidated Financial Statements

Consolidated Financial Statements of Netia Holdings S.A.

Report of Independent Accountants
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Annex A: Consolidated Financial Statements of Sonera Corporation and subsidiaries

Independent Auditors’ Report
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Consolidated Financial Statements
of TeliaSonera AB and Subsidiaries
as of and for the years ended
December 31, 2002, 2001 and 2000

Report of Independent Auditors

To the Board of Directors
and shareholders of TeliaSonera AB.

We have audited the accompanying consolidated balance sheets of TeliaSonera AB as of December 31, 2002, 2001 and 2000 and the related consolidated income statements, statements of cash flows and statements of changes in shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the historical cost basis consolidated balance sheet of Sonera Corporation, a wholly-owned subsidiary, representing 23% of consolidated assets at December 31, 2002. That balance sheet is presented in conformity with accounting principles generally accepted in Finland. We also did not audit the financial statements of Netia Holdings, S.A., an associated company, representing 28% of consolidated net income for the year ended December 31, 2001. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Sonera Corporation (before conversion to International Accounting Standards) and Netia Holdings, S.A., is based solely on the reports of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the conversion of the balance sheet of Sonera Corporation to International Accounting Standards). We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TeliaSonera AB at December 31, 2002, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with International Accounting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 45 to the consolidated financial statements).

Ernst & Young AB

Torsten Lyth
Authorized Public Accountant

Stockholm, Sweden
March 19, 2003

TELIASONERA AB AND SUBSIDIARIES
Consolidated Income Statements

		January-December

SEK in millions, except per share data	Note	2002	2001	2000

Net sales	6,34,35	59,483	57,196	54,064
Costs of production	7,11	-38,182	-40,435	-33,028

Gross income		21,301	16,761	21,036
Sales, administrative, and research & development expenses	7,11	-18,667	-17,943	-16,326
Other operating revenues and expenses	8,11	-14,057	506	8,493
Income from associated companies	10,34,35	528	6,136	-1,197

Operating income	34,35	-10,895	5,460	12,006
Financial revenues and expenses	13	-721	-652	-289

Income after financial items		-11,616	4,808	11,717
Income taxes	14	3,619	-2,917	-1,447
Minority interests		-70	-22	8

Net income		-8,067	1,869	10,278

Loss/Earnings per share (SEK)	21
Basic		-2.58	0.62	3.50
Diluted		-2.58	0.62	3.50

TELIASONERA AB AND SUBSIDIARIES
Consolidated Balance Sheets

		December 31,

SEK in millions	Note	2002	2001	2000

Assets
Intangible fixed assets	15	68,106	26,816	25,198
Tangible fixed assets	16,28	56,172	47,314	43,807
Equity participations in associated companies	17,30	23,027	9,927	13,298
Other financial fixed assets	17,28,30	25,507	10,857	9,037

Total fixed assets		172,812	94,914	91,340

Inventories, etc.	18	580	636	773
Receivables	19,28,30	26,607	23,521	29,072
Short-term investments	20	3,826	7,602	178
Cash and bank		2,831	1,518	1,352

Total current assets		33,844	33,277	31,375

Total assets		206,656	128,191	122,715

Equity and liabilities
Restricted equity
Share capital		14,738	9,604	9,604
Restricted reserves		76,962	36,261	34,143
Non-restricted equity
Non-restricted reserves		25,196	12,151	1,963
Net income		-8,067	1,869	10,278

Total equity		108,829	59,885	55,988

Minority interests in equity		5,120	204	320

Provisions for pensions and employment contracts	22	224	2,358	3,525
Deferred tax liability	14,23	10,673	6,940	6,761
Other provisions	23	7,509	3,809	1,065

Total provisions		18,406	13,107	11,351

Interest-bearing liabilities
Long-term loans	24,28,30	32,124	25,193	20,876
Short-term loans	25,28,30	12,608	3,931	13,166
Non-interest-bearing liabilities
Long-term liabilities	26,28	2,350	3,049	1,029
Current liabilities	27,30	27,219	22,822	19,985

Total liabilities		74,301	54,995	55,056

Total equity and liabilities		206,656	128,191	122,715

Contingent assets	31	—	—	—
Collateral pledged	31	373	91	12
Contingent liabilities	31	6,006	785	1,324

TELIASONERA AB AND SUBSIDIARIES
Consolidated Statements of Cash Flows

		January-December

SEK in millions	Note	2002	2001	2000

Net income		-8,067	1,869	10,278
Adjustments:
Depreciation, amortization and write-downs		21,029	14,147	8,323
Capital gains/losses on sales/discards of fixed assets		-88	-769	-8,223
Income from associated companies		-528	-5,848	1,357
Pensions and other provisions		2,791	-1,132	-811
Financial items	33	-425	286	74
Income taxes	33	-3,741	2,286	-1,252
Minority interest, miscellaneous non-cash items		140	-567	-157

Cash flow before change in working capital		11,111	10,272	9,589

Increase (-)/Decrease (+) in operating receivables		4,102	-5,007	-2,185
Increase (-)/Decrease (+) in inventories etc.		382	12	-252
Increase (+)/Decrease (-) in operating liabilities		-3,146	5,139	3,000

Change in working capital		1,338	144	563

Cash flow from operating activities		12,449	10,416	10,152

Intangible and tangible fixed assets acquired		-8,572	-16,922	-15,997
Intangible and tangible fixed assets divested		218	1,316	603
Compensation received for divested IRU		13	—	263
Compensation paid for acquired IRU		-48	-996	-332
Shares, participations and operations acquired	33	363	-2,241	-30,841
Shares, participations and operations divested	33	1,271	15,631	9,325
Loans made and other investments		-20	-33	-314
Repayment of loans made and other investments		1,355	482	248
Investment in financial leasing receivables		-4,590	-4,031	-3,010
Amortization of financial leasing receivables		3,474	3,448	3,095
Payment to/Compensation from pension fund		-1,011	502	1,050
Net change in advances and short-term loans to associated companies etc.		1,994	6,476	-1,211

Cash flow from investing activities		-5,553	3,632	-37,121

Cash flow before financing activities		6,896	14,048	-26,969

Dividend		-600	-1,501	-1,470
New share issue		—	—	12,429
Transactions with minority shareholders		-1,059	—	838
Loans raised		5,678	4,107	8,905
Loans amortized		-12,840	-62	-159
Net change in interest-bearing liabilities with short maturities		-1,523	-9,152	6,275

Cash flow from financing activities		-10,344	-6,608	26,818

Cash flow for the year		-3,448	7,440	-151

Cash and cash equivalents, opening balance		8,923	1,437	1,575
Cash flow for the year		-3,448	7,440	-151
Exchange rate differences in cash and cash equivalents		-10	46	13

Cash and cash equivalents, closing balance	33	5,465	8,923	1,437

TELIASONERA AB AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity

					Acc. exchange		Acc. exchange
		Share		Other	rate diff.,	Non-	rate diff.,
	Share	premium	Equity	restricted	restricted	restricted	non-restricted	Total
SEK in millions	capital	reserve	reserve	reserves	reserves	equity	reserves	equity

Closing balance, December 31, 1999	8,800	1,855	1,174	15,387	26	5,506	145	32,893
New share issue expenses after taxes	—	-231	—	—	—	—	—	-231
Transactions with non-related parties	—	—	-82	—	—	—	—	-82
Share of earnings in companies previously outside the Group	—	—	29	—	—	—	—	29
Exchange rate difference (Note 21)	—	—	—	—	1,414	—	407	1,821
Total change in earnings not recorded in the income statement	—	-231	-53	—	1,414	—	407	1,537
Dividend	—	—	—	—	—	-1,470	—	-1,470
Stock dividend	324	—	—	—	—	-324	—	—
New share issue	480	12,270	—	—	—	—	—	12,750
Transfer between restricted and non-restricted equity	—	—	176	2,125	—	-2,301	—	—
Net income	—	—	—	—	—	10,278	—	10,278
Closing balance, December 31, 2000	9,604	13,894	1,297	17,512	1,440	11,689	552	55,988
Changes in accounting principles (Note 21)	—	—	—	-342	—	—	—	-342
Adjusted closing balance, December 31, 2000	9,604	13,894	1,297	17,170	1,440	11,689	552	55,646
New share issue expenses after taxes	—	-16	—	—	—	—	—	-16
Transactions with non-related parties	—	—	-155	—	—	—	—	-155
Exchange rate difference (Note 21)	—	—	—	—	3,286	—	499	3,785
Reporting financial instruments at fair value (Note 21)	—	—	—	257	—	—	—	257
Total change in earnings not recorded in the income statement	—	-16	-155	257	3,286	—	499	3,871
Dividend	—	—	—	—	—	-1,501	—	-1,501
Transfer between restricted and non-restricted equity	—	—	-655	-257	—	912	—	—
Net income	—	—	—	—	—	1,869	—	1,869
Closing balance, December 31, 2001	9,604	13,878	487	17,170	4,726	12,969	1,051	59,885
New share issue expenses after taxes	—	16	—	—	—	—	—	16
Transactions with non-related parties	—	—	—	—	—	-57	—	-57
Exchange rate difference (Note 21)	—	—	—	—	1,692	—	35	1,727
Reporting financial instruments at fair value (Note 21)	—	—	—	20	—	—	—	20
Total change in earnings not recorded in the income statement	—	16	—	20	1,692	-57	35	1,706
Dividend	—	—	—	—	—	-600	—	-600
New share issue	5,134	50,771	—	—	—	—	—	55,905
Transfer from restricted to non-restricted equity decided by EGM	—	-11,957	—	—	—	11,957	—	—
Transfer between restricted and non-restricted equity	—	—	130	29	—	-159	—	—
Net income	—	—	—	—	—	-8,067	—	-8,067
Closing balance, December 31, 2002	14,738	52,708	617	17,219	6,418	16,043	1,086	108,829

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Basis for Presentation

General

TeliaSonera’s consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS).

Accounting principles

The applied accounting principles are described in the respective notes.

Discrepancies between Swedish, Finnish and U.S. GAAP and the accounting principles that TeliaSonera applies are discussed in separate notes.

Amounts and dates

Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK) or other currency specified and are based on the twelve-month period ended December 31 for income statement items and as of December 31 for balance sheet items, respectively.

Changes and innovations

New accounting standards

The ‘asset ceiling’ amendment to IAS 19 “Employee Benefits” was published on May 31, 2002. The amendment takes effect for accounting periods ending on or after May 31, 2002. The amendment prevents the recognition of gains solely as a result of deferral of actuarial losses or past service cost, and prohibits the recognition of losses solely as a result of deferral of actuarial gains. The amendment did not affect TeliaSonera’s financial statements.

The interpretations SIC-30 “Reporting Currency — Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests”, published in 2001, became effective on January 1, 2002. The interpretation SIC-32 “Intangible Assets — Web Site Costs” was issued on March 13, 2002 and became effective on March 25, 2002. Application of these interpretations did not entail any changes to the comparative figures.

During 2000 IAS 41 “Agriculture” was published, which goes into effect on January 1, 2003. IAS 41 does not affect TeliaSonera’s operations.

Restated accounts

Some adjustments of the Group’s business organization have been implemented during the year ended December 31, 2002. Hence, the business area figures in this annual report have been restated.

2.	Use of Estimates

To be able to prepare accounts according to generally accepted accounting principles, Management must make estimates and assumptions that affect the asset and liability items and revenue and expense items recorded in the final accounts as well as other information, such as that provided on contingent liabilities. Actual outcomes may differ from these estimates.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

3.	Consolidated Financial Statements

General

The consolidated financial statements comprise the parent company TeliaSonera AB and all companies in which TeliaSonera directly or indirectly controls more than 50 percent of the voting rights or otherwise has control. TeliaSonera’s consolidated financial statements are based on accounts prepared by all Group companies as per December 31, and have been prepared using the purchase method of accounting, as in previous years.

Values for companies acquired or divested during the year are included in the consolidated income statement only for the period during which they were owned. Goodwill and fair value adjustments arising from the acquisition of foreign entities are considered to be denominated in the foreign currency.

In subsidiaries not wholly owned, the share of equity and untaxed reserves owned by external shareholders is recorded as minority interest. The income statement shows the minority share of income after tax.

Internal sales and other intercompany transactions and profits within the Group have been eliminated in the consolidated financial statements.

Foreign currency translation

A majority of the Group’s subsidiaries outside Sweden are independent. Several subsidiaries in the Group have independent branch offices outside Sweden. The accounts for foreign operations are kept in the currency used for the normal conduct of business by that Group unit.

The income statements and balance sheets of foreign independent operations (subsidiaries, associated companies, and branch offices) are translated into Swedish kronor (SEK) based on the current method, that is, the exchange rate prevailing on the balance sheet date (closing rate) is used to convert all items in the balance sheets except for equity, which is converted at the historical rate. Each income statement is translated using the average rate for that period. Differences resulting from translation, as well as realized and unrealized gains or losses after tax on financial instruments used to hedge net foreign investments, do not affect income but are charged directly to equity.

When the measurement currency for a subsidiary or an associated company is the currency of a hyperinflationary economy, the reported non-monetary assets and liabilities, and equity are restated in terms of the measuring unit current at the balance sheet date. The restated financial statements are translated into SEK at the closing rate. The restating effects are recorded as financial revenue or expense and in income from associated companies, respectively.

Associated companies

Companies in which the TeliaSonera Group has a long-term interest and directly or indirectly owns shares or participations granting control of 20-50 percent of the voting rights are recorded as associated companies.

Holdings in associated companies are recorded in the consolidated income statement and balance sheet according to the equity method of accounting. In the income statement, the Group’s share of net income in associated companies is recorded in operating income because the operations of associated companies are related to telecommunications and it is the Group’s strategy to capitalize on industry know-how by means of investing in jointly owned operations. The income statement item Income from associated companies also includes amortization and write-down of goodwill and similar assets on consolidation in associated companies as well as gains and losses on the sale of participations in associated companies.

Any internal profits are eliminated in relation to the share of equity owned.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Business segments

The Group’s operations are managed and reported primarily by business area and secondarily by geographic market. Segments are consolidated based on the same principles as the Group as a whole. When operations are transferred from one business area to another, comparative period figures are restated.

4.	Transactions in Foreign Currencies

Transactions denominated in foreign currencies are translated into Swedish kronor (SEK) at the exchange rates prevailing at the time of each transaction. Monetary assets and liabilities denominated in foreign currencies and related forward contracts for foreign exchange are translated at the closing rate, any resulting exchange rate differences being charged to income. Accordingly, realized as well as unrealized exchange rate differences are recorded in the income statement. Exchange rate differences arising from operating receivables or liabilities are recorded in operating income, while differences attributable to financial assets or liabilities are recorded as earnings or losses on financial investments.

5.	Changes in Group Composition

Events in 2002 and 2003

Comsource

On April 18, 2002, TeliaSonera sold its 40 percent stake in Comsource UnLtd to the other shareholder, the Dutch telecom operator KPN.

Orbiant

On July 1, 2002, TeliaSonera’s remaining nine percent shareholding in the Orbiant Group was sold to the other shareholder Flextronics.

Sonera

On March 26, 2002, Telia AB and the leading Finnish telecom operator Sonera Oyj announced plans to merge. On September 30, 2002, Telia issued the prospectus setting forth the terms and conditions of an exchange offer being made to all Sonera shareholders through which the merger between Sonera and Telia would be effected. As announced on December 9, 2002, to effect the merger, Telia had completed the offer to acquire all of the outstanding shares, including shares in the form of American depository shares, or ADSs, and certain warrants of Sonera Oyj, in exchange for Telia shares, including Telia ADSs, and Telia warrants. As a result of the completion of the exchange offer, which commenced on October 7, 2002 and expired on November 15, 2002, after a five-business day extension, Telia acquired 1,059,532,967 Sonera shares, including shares in the form of ADSs, representing 95.0 percent of the total voting rights attaching to Sonera shares outstanding (see also note “Merger with Sonera Oyj”). In connection with the completion of the exchange offer, Telia AB changed its name to TeliaSonera AB and the TeliaSonera share and certain warrants were listed on the Helsinki Stock Exchange and the TeliaSonera ADSs quoted on NASDAQ in the United States.

As the result of TeliaSonera’s acquisition of Sonera shares representing more than two-thirds of the total voting rights attaching to Sonera shares, in accordance with the Finnish Securities Market Act, TeliaSonera was required to offer to purchase the remaining Sonera shares and Sonera warrants, that were not tendered in the exchange offer. TeliaSonera made, accordingly, a mandatory redemption offer to acquire all the outstanding shares, including shares in the form of ADSs, and warrants of Sonera for either TeliaSonera shares, in the form of TeliaSonera shares or TeliaSonera ADSs, or TeliaSonera warrants; or cash. As a result of the mandatory redemption offer, which commenced on December 30, 2002 and expired on January 31, 2003, TeliaSonera acquired 48,441,495 Sonera shares, including shares in the form of ADSs, representing 4.4 percent of the shares and votes in Sonera. Following the completion of the mandatory redemption offer, TeliaSonera’s total holding of Sonera shares represents 99.4 percent of the shares and votes.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

On March 20, 2003, the arbitral tribunal appointed in the compulsory acquisition proceeding concerning the remaining outstanding Sonera shares initiated by TeliaSonera AB determined the amount to be placed as guarantee for the payment of the redemption price and accrued interest to the shareholders of Sonera pursuant to Chapter 14, Section 21 of the Finnish Companies Act. On March 20, 2003, TeliaSonera AB issued a counter-idemnity for a bank guarantee for the payment of the amount approved by the arbitral tribunal. Pursuant to Chapter 14, Section 21 of the Finnish Companies Act, TeliaSonera AB obtained the ownership of all shares in Sonera as from the placing of the guarantee. Simultaneously, the Sonera share was delisted from the main list of Helsinki Exchanges.

Com Hem/Telia Mobile Finland

On June 5, 2003, TeliaSonera sold its Swedish cable TV operator Com Hem AB to EQT Northern Europe and on June 6, 2003, Telia’s Finnish mobile operations were sold to Finnet Oy. Telia agreed to dispose of these operations as part of its undertakings to the European Commission in the context of the merger between Telia and Sonera.

Bharti

In May 2002, an agreement was signed with the Indian company Bharti Tele-Ventures for the sale of TeliaSonera’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd. The transaction was completed on June 16, 2003.

Netia

In the beginning of March, 2002, a group of lenders and the largest shareholders, including TeliaSonera, came to an agreement for a financial restructuring of the Polish company Netia Holdings S.A. that primarily entailed a conversion of the lenders’ claims to equity in the company. As of December 31, 2002, TeliaSonera owned 48 percent of the share capital in Netia. The loan conversion was completed on January 30, 2003, reducing TeliaSonera’s shareholding to 4.4 percent. On May 16, 2003, the final step of Netia’s restructuring, which required the issuance of warrants to pre-restructuring shareholders of Netia, including TeliaSonera, was completed. TeliaSonera received 15,650,266 two-year subscription warrants and 15,650,266 three-year subscription warrants, entitling it to acquire an aggregate of 31,300,532 Netia shares.

On May 22, 2003, TeliaSonera’s 11 percent stake in the Polish long-distance operator Netia 1 Sp z o.o. was sold to the other shareholder Netia.

On June 5, 2003, TeliaSonera sold some of its shares and subscription warrants in Netia to Warburg Pincus, reducing its shareholding in Netia to 1.8 percent. Assuming that all subscription warrants issued by Netia will be exercised and exchanged for shares, TeliaSonera would hold 6.4 percent of Netia’s share capital. TeliaSonera has entered into agreements to completely divest its holdings in Netia.

Major acquisitions and divestitures during 2000-2002

In fiscal 2002, 2001 and 2000, TeliaSonera acquired and divested a number of companies and businesses from and to independent parties outside the Group. Apart from the acquisitions of NetCom ASA in 2000 and Sonera Oyj in 2002 (see also note “Merger with Sonera Oyj”), none of those acquisitions or divestitures, individually or collectively, was of a size that would have had a material effect on the Group’s pro forma net sales or net income for the year in which the transaction was executed or the year immediately preceding. The following table shows the TeliaSonera Group pro forma net sales, net income and earnings per share, had the acquisition of NetCom taken place at January 1, 2000 and the acquisition of Sonera at January 1, 2001, including the effects of the fact that due to the merger, three entities in Latvia and Lithuania that were previously associated companies to Telia and Sonera, became controlled subsidiaries to TeliaSonera.

	January-December

SEK in millions, except per share data	2002	2001	2000

Pro forma net sales	83,090	82,200	55,443
Pro forma net income	-34,049	1,140	9,928
Pro forma basic and diluted loss/earnings per share (SEK)	-10.90	0.38	3.39

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

6.	Net Sales

Net sales are recorded at the sales value, adjusted for discounts granted, sales-related taxes and the effects of foreign exchange rate differences. Sales principally consist of traffic charges including interconnect and roaming, subscription fees, connection fees, and service charges as well as sales of customer premises equipment and, up to 2000, advertising space in directories.

Revenue is recognized for the period in which the service is performed or the product is delivered. Subscription fees are recognized as revenue over the subscription period. Sales relating to pre-paid phone cards, primarily mobile, are deferred and recorded in revenue based on the actual usage of the cards. Revenues in the directory operations owned through 2000 were recorded in the period in which the relevant directory was published.

Customer cable TV hookup fees are recorded as cost reductions over the depreciation schedule for the facility in question. Other connection and installation fees received from new or existing subscribers are recognized as revenue at the time of sale to the extent of direct costs incurred. Direct costs consist primarily of technical installation work, changes in customer support systems, costs for modems, SIM cards and other equipment, distributor commissions and credit checks, and costs for supplying the customer with the printed telephone directory and a printed customer information package. To date, direct costs associated with connection fees have exceeded such revenues. Therefore, no connection revenues have been deferred.

In the portal operations, ad swapping with another portal provider is not recognized as revenue. Within the international carrier operations, sales of Indefeasible Rights of Use (IRU) regarding fiber and ducts are recognized as revenue over the period of the agreement (see also note “Contractual Obligations and Leasing Agreements”). When entering into swap contracts for infrastructure and capacity with other carriers, evenly balanced swap-deals and the non-cash part of unbalanced swap-deals are not recorded as revenue or expense in the consolidated accounts, as the contracts refer to assets of similar nature and value. Therefore, they are recognized based on the carrying value of the assets exchanged, rather than at fair value. In an unbalanced swap-deal, any cash paid is recorded as an asset and any cash received is recorded as deferred revenue. These amounts are recognized in operations over the term of the related contracts on a straight-line basis. In transactions where the monetary consideration received is at least 25 percent of the fair value of the exchange, and the fair value of the assets transferred is reasonably determinable, the exchange is treated as part monetary and part non-monetary. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. The value of the unfulfilled deliveries in a swap-deal is recorded as a current liability (net received) or a current receivable (net provided). The corresponding asset or deferred revenue is not amortized until delivery has occurred.

Sales are broken down by business segment in the “Business Area Breakdown” note. The following is a breakdown of the net sales per product category.

	January-December

SEK in millions	2002	2001	2000

Mobile communications	19,297	15,702	11,820
Fixed telephony	24,840	24,642	25,437
Internet	2,882	2,264	1,697
Network capacity	4,622	4,619	3,340
Data communications	1,948	1,977	2,021
Cable TV	1,531	1,161	1,030
Service, installation	980	1,551	1,624
Customer equipment	1,344	3,181	3,018
Consulting	155	273	595
Directory services	2	—	1,728
Financial services	276	301	492
Other	1,606	1,525	1,262

Total	59,483	57,196	54,064

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Invoiced advertising tax totaled SEK 0 million, SEK 1 million and SEK 116 million for the years 2002, 2001 and 2000, respectively.

The distribution of sales growth between volume effects, structural effects, exchange rate effects, and price effects was as follows.

	January-December

%	2002	2001	2000

Sales growth	4.0	5.8	3.7
of which volume growth	7.0	8.3	10.4
structural changes	-0.8	-1.0	0.8
exchange rate effects	0.2	1.4	-0.1
price reductions	-2.2	-2.7	-6.7

Sales in and exports to markets outside Sweden were distributed among economic regions as follows.

	January-December

SEK in millions, except for percentages	2002	2001	2000

European Union (EU)	8,343	6,371	5,711
European Economic Area (EEA)	5,798	4,670	2,048
Rest of Europe	1,422	555	313
North-American Free Trade Agreement (NAFTA)	682	636	754
Rest of world	753	509	776

Total	16,998	12,741	9,602

Proportion of total net sales (%)	28.6	22.3	17.8

Sales (including exports) in Nordic markets outside Sweden equaled SEK 11,582 million, SEK 8,512 million and SEK 5,658 million for the years 2002, 2001 and 2000, respectively, while sales in the Baltic states, Poland and Russia in the years mentioned were SEK 1,206 million, SEK 358 million and SEK 216 million. Sales are broken down by geographic business segment in the “Geographic Segment Breakdown” note.

7.	Operating Costs

The production function includes all costs for services and products sold as well as for installation, maintenance, service, and support.

Costs for commissions to retailers, advertising, and other marketing are expensed as incurred. The same applies to expenses for maintenance and adaptation of existing software for euro conversion. Costs for customer-specific product development and applied research are expensed in the period in which they occur.

Operating costs were distributed by function as follows.

	January-December

SEK in millions	2002	2001	2000

Production	38,182	40,435	33,028
Other functions
Sales	9,225	8,738	8,277
Administration	8,275	7,902	6,485
Research and development	1,167	1,303	1,564

Total other functions	18,667	17,943	16,326

Total	56,849	58,378	49,354

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Each function includes depreciation, amortization, and write-downs as specified in note “Depreciation, Amortization, and Write-Downs.” This is also broken down by class of asset.

Operating costs were distributed by nature as follows.

	January-December

SEK in millions	2002	2001	2000

Goods purchased	13,444	9,566	8,091
Network expenses	9,203	9,182	7,323
Change in inventories	89	74	42

Total	22,736	18,822	15,456
Salaries and remuneration	6,732	8,852	9,543
Employer’s social security contributions	1,804	2,614	3,055
Capitalized work by employees	-74	-139	-99
Pension expenses	971	613	901
Other personnel expenses	500	1,218	1,107

Total	9,933	13,158	14,507
Rent and leasing fees	1,540	1,572	1,574
Energy expenses	223	205	184
Travel expenses	529	760	860
Consultants’ services	2,075	2,579	2,784
Marketing expenses	2,364	2,024	1,990
Bad debt expense	814	908	442
Information technology	2,427	1,804	961
Other expenses	1,852	2,625	2,584

Total	11,824	12,477	11,379
Depreciation, amortization and write-downs	12,356	13,921	8,012

Total	56,849	58,378	49,354

Costs for advertising totaled SEK 524 million, SEK 417 million and SEK 452 million for the years 2002, 2001 and 2000, respectively.

8.	Other Operating Revenues and Expenses

Other operating revenues and other operating expenses include: gains and losses on the sale of shares or operations in companies that are not associated companies (cf. note “Income from Associated Companies”), gains or losses on the sale or retirement of intangible or tangible fixed assets, and public grants. Exchange rate differences on operating transactions are also recorded here, including value changes in derivatives for hedging operational transaction exposure and possible hedging inefficiencies (see note “Financial Instruments and Financial Risk Management”). This item also includes restructuring costs, non-capitalizable costs related to the merger with Sonera in 2002 and to the IPO in 2000, residual costs incurred related to the canceled merger with Telenor in 1999 and other items of a non-recurring nature.

The nominal value of the Group’s share of client company funds held by Alecta (formerly SPP) was SEK 535 million, of which SEK 121 million was settled in cash during 2000. Since the funds may be used over a three-year period, the amount was discounted using an interest factor of 5.5 percent. The discounted amount, SEK 518 million, was recorded as other revenue. SEK 387 million was recorded as an asset in the balance sheet, divided into current and long-term receivables. After settlement of pension disbursements in 2002 and 2001, the remaining claim was SEK 7 million as of December 31, 2002.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Other operating revenues and expenses were distributed as follows.

	January-December

SEK in millions	2002	2001	2000

Other operating revenues
Capital gains, shares	220	776	6,568
Capital gains, divested operations	17	59	1,361
Capital gains, other	61	512	102
Exchange rate gains	521	183	161
Commissions, etc.	171	152	114
Grants, etc.	3	8	60
Recovered accounts receivable	55	42	47
Damages received	47	86	37
Alecta funds	—	—	518

Total	1,095	1,818	8,968
Other operating expenses
Capital losses, shares	-40	-459	-9
Capital losses, divested operations	-22	-10	-1
Capital losses, other	-322	-103	-17
Provisions for loss making contracts	11	-49	-51
Exchange rate losses	-438	-152	-43
Sonera merger expenses	-13	—	—
IPO related expenses, etc.	—	—	-144
Restructuring costs	-14,321	-524	-210
Damages paid	-7	-15	—

Total	-15,152	-1,312	-475

Net effect on income	-14,057	506	8,493

9.	Related Party Transactions

Group companies

Commercial terms and market prices apply for the supply of goods and services between Group companies. Intercompany sales totaled SEK 53,852 million, SEK 52,794 million, and SEK 57,759 million for the years 2002, 2001 and 2000, respectively.

The Swedish state and the Finnish state

The Swedish state currently owns 45.3 percent and the Finnish state 19.1 percent of the shares in TeliaSonera AB. The TeliaSonera Group’s services and products are offered to the Swedish and Finnish state, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish state and their agencies, nor state-owned companies represent a significant share of TeliaSonera’s net sales or income.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The Swedish telecommunications market is governed by the Telecommunications Act and the Telecommunications Regulation as well as by conditions for permits issued by Post- och Telestyrelsen (PTS; the Swedish National Post and Telecom Agency). According to the conditions for those permits, Telia must maintain, without special compensation, a certain level of service for public phones in sparsely populated regions. Telia’s costs for operating these public phones were SEK 10 million in 2002 and SEK 15 million per year in 2001 and 2000. The permit conditions were limited in 2002. According to telecom regulations, operators that have significant influence on the overall Swedish market for services that must be registered with PTS are required to pay a fee to finance measures to prevent serious threats and disruptions to telecommunications during peacetime. To date, Telia has been the only operator with a significant influence as described by law. The required fee was SEK 50 million in 2002 and SEK 100 million per year in 2001 and 2000. In addition, Telia, in accordance with the Telecommunications Act and the Radio Communications Act and, effective 2001, the Radio and Telecommunications Terminal Equipment Act, pays annual fees to PTS to fund the Agency’s activities, as do other operators subject to registration with PTS. Telia paid fees of SEK 64 million in 2002, SEK 59 million in 2001 and SEK 56 million in 2000.

The Finnish telecommunications market is governed mainly by the Communications Market Act and the Act on the Protection of Privacy and Data Security in Telecommunications as well as by regulations, decisions and technical directions in accordance with these acts. In 2002, Sonera paid EUR 2.5 million for the use of radio frequencies and EUR 1.3 million for the use of numbers to the Finnish Communications Regulatory Authority.

Unisource/AUCS

TeliaSonera previously held equal stakes in Unisource N.V. together with Swisscom and KPN of the Netherlands. All operations in Unisource, with the exception of AUCS Communications Services (AUCS) and its subsidiaries, were sold or shut down in 1999 and the company was dissolved on July 1, 2000. In May 2003, TeliaSonera and the other shareholders of AUCS approved a liquidation plan for the AUCS group of companies.

Unisource and its joint owners, including TeliaSonera, signed a three-year management agreement with Infonet Services Corp. in 1999 (see below) on the operations in AUCS. The agreement provides for the sale of a large part of AUCS’s operations to Infonet. The management agreement was supplemented in December 2002 by a termination agreement, valid until the first quarter of 2004. Under the terms of various contracts, Unisource is required to provide services to Infonet. Unisource and its joint owners will also be liable for any losses in AUCS and will pay Infonet a bonus if the losses are lower than an amount specified in the contract. In total, this means that TeliaSonera’s share of Unisource’s expenses as per the agreement will be at least SEK 1,348 million. TeliaSonera received compensation for these undertakings through the acquisition of shares in Infonet at a price less than market value shortly prior to Infonet’s listing on the stock exchange. Based on the selling price at the time of listing, the value of the shares was SEK 2,758 million, while Telia paid SEK 110 million. The future profit on this transaction, that is, the difference between the market value of the shares after deducting the purchase price (SEK 2,648 million) and the obligations that Telia has undertaken (SEK 1,348 million, as explained above), will be recorded as share of earnings in AUCS over the term of the management agreement and other agreements.

As of December 31, 2002, TeliaSonera had interest-bearing claims on AUCS of SEK 158 million. In 2002, 2001 and 2000 TeliaSonera sold services to AUCS worth SEK 27 million, SEK 44 million and SEK 51 million, respectively.

Infonet

TeliaSonera owns a participating interest in the American company Infonet Services Corp. In 2002, 2001 and 2000 TeliaSonera sold services and products to Infonet worth SEK 41 million, SEK 29 million and SEK 38 million, respectively, and purchased services and products worth SEK 260 million, SEK 320 million and SEK 264 million, respectively.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Telefos

Since June 2001, TeliaSonera owns 49 percent of the shares in the former subsidiary Telefos AB. As of December 31, 2002, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 1,553 million and had signed a limited supplementary guarantee of SEK 150 million for the credit-insured pension commitments of Telefos companies. In 2002 and for 2001, in the period after the change in ownership, TeliaSonera sold services and products to the Telefos Group worth SEK 324 million and SEK 279 million, respectively, and bought services and products worth SEK 3,534 million and SEK 1,210 million. Some of the services purchased by TeliaSonera relate to construction of capital assets.

IN

Since November 2000, TeliaSonera has held an indirect participating interest in its former subsidiary INGROUP Sweden AB (IN). In 2002 and 2001 TeliaSonera sold services and products to IN worth SEK 46 million and SEK 67 million, and in 2002, 2001 and 2000 bought services and products from IN worth SEK 267 million, SEK 245 million and SEK 113 million.

Service Factory

In 2002 and 2001, TeliaSonera bought services from the associated company Service Factory SF AB worth SEK 32 million and SEK 94 million, respectively.

Other relations

In addition, TeliaSonera sells and buys services and products to a limited extent to and from other associated companies. The transactions between TeliaSonera and these associated companies, as well as the transactions mentioned above, are based on commercial terms.

10.	Income from Associated Companies

Shares of earnings are calculated on the associated companies’ net income. Earnings for each associated company are based on the company’s most recent accounts, adjusted for any discrepancies in accounting principles, and with estimated adjustments for significant events and transactions up to TeliaSonera’s close of books.

This item also includes amortization of goodwill and other consolidation adjustments made upon the acquisition of associated companies as well as gains or losses on the divestiture of stakes in associated companies.

	January-December

SEK in millions	2002	2001	2000

Share in net income for the year	293	-903	-879
Amortization and write-down of goodwill etc.	-145	-2,285	-549
Net capital gains	380	9,324	231

Net effect on income	528	6,136	-1,197

Income is broken down by business segments in the notes “Business Area Breakdown” and “Geographic Segment Breakdown.”

As of September 30, 2001, TeliaSonera discontinued recognition of its share of losses in Netia Holdings S.A. For the year and the 15-month period ended December 31, 2002, the unrecognized share of losses in Netia was SEK 1,459 million and SEK 2,182 million, respectively.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Large individual stakes (including stakes held through subsidiaries) have impacted earnings as follows.

	January-December

SEK in millions	2002	2001	2000

Eniro AB, Sweden	-3	6,052	185
Scandinavia Online AB, Sweden	-1	-226	89
COOP Bank AB, Sweden	-126	-14	—
Wireless MainGate AB, Sweden	-24	-12	-33
AS Eesti Telekom, Estonia	133	135	136
Lattelekom SIA, Latvia	61	—	—
Latvijas Mobilais Telefons SIA, Latvia	126	118	103
AB Lietuvos Telekomas, Lithuania	-115	-43	-20
UAB Omnitel, Lithuania	13	-15	-30
OAO MegaFon, Russia	51	153	5
Netia Holdings S.A., Poland	0	-2,464	-411
Unisource N.V./AUCS, the Netherlands	38	-372	1,445
Turkcell Iletisim Hizmetleri A.S., Turkey	115	—	—
Infonet Services Corp., USA	18	40	8
Comsource UnLtd/Eircom plc, Ireland	151	126	-933
Tess S/A, Brazil	0	2,359	-1,630
Bharti Mobile Ltd., India	184	10	-41
SI.MOBIL, Slovenia	—	372	-51
Other holdings	-93	-83	-19

Net effect on income	528	6,136	-1,197

Due to the merger with Sonera Oyj; Latvijas Mobilais Telefons SIA, AB Lietuvos Telekomas and UAB Omnitel are consolidated subsidiaries since December 3, 2002. See also note “Financial Fixed Assets” and note “Specification of Shareholdings and Participations.”

11.	Depreciation, Amortization and Write-Downs

Scheduled depreciation on tangible assets and amortization on intangible assets are based on the historical acquisition value (purchase cost) and the estimated economic life of various classes of assets. No general changes in depreciation schedules were applied in 2002, 2001 or 2000. For assets acquired during the year, depreciation is calculated from the date of acquisition. Depreciation is charged on the straight-line basis at the following rates.

Goodwill	Individual evaluation, minimum 5%
— Sonera and NetCom goodwill	5%
Trade names	Individual evaluation, minimum 10%
Licenses for fixed and mobile telephony and related goodwill	License period, minimum 5%
Other intangible assets	7.1-20%
Buildings	2-10%
Land improvements	5-20%
Expenditure on improvements to property not owned by the Group	Remaining term of corresponding lease
Fixed networks
— Switching systems and transmission systems	10-33%
— Transmission media (cable)	5-12.5%
— Equipment for special networks	20-33%
— Usufruct agreements of limited duration	Agreement period or time corresponding to the underlying tangible fixed asset
— Other installations	3-33%
Mobile networks
— Base stations	9.5-14.3%
— Other installations	10-33%
Cable TV networks and alarm systems	10-33%
Equipment, tools, and installations	12.5-33%

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The book values of the Group’s intangible, tangible, and financial fixed assets are continuously reassessed using analyses for individual assets or classes of assets that naturally belong together. If an analysis indicates that the value recorded is too high, the asset’s recoverable value is set, which is the greater of the net realizable value of the asset and its value in use. Value in use is measured as anticipated discounted future cash flows. A write-down consists of the difference between book value and recoverable value.

Prior to the merger with Sonera Oyj, substantially all goodwill recorded (see specification in note “Intangible Fixed Assets”) was recognized in connection with the acquisition of NetCom ASA in 2000. NetCom constitutes a cash-generating unit. Lower market valuations of mobile operators triggered testing the carrying value of NetCom for impairment on a quarterly basis, starting in 2002. The recoverable value of NetCom was measured as value in use, applying a DCF model. Using a DCF model requires a number of assumptions about future cash flows and related costs necessary to generate such estimated cash flows. WACC used in calculating the recoverable value was 13.2 percent. Using what management believes are reasonable assumptions based on the best information available as of the date of the financial statements, the recoverable value of NetCom was found to be in excess of its carrying value at December 31, 2002 and therefore the related goodwill was not impaired.

The whole of business area Telia International Carrier constitutes a cash-generating unit. Weak profitability in the business area and surplus capacity in the industry in 2001 led Telia to review the need for write-downs in the operations. The recoverable value, measured as the value in use as there was no market, was found to fall short of the book value by SEK 3,027 million. The amount was recognized as cost in the Production function and the Fixed networks class of assets. The discount rate (WACC) was 11.2 percent. In 2002, TeliaSonera completed a comprehensive review of the international carrier operations. Management decided to change the strategic focus of Telia International Carrier and significantly restructure its operations (see also note “Restructuring Costs”). Under the new strategic focus the recoverable value of assets was found to fall SEK 6,131 million below book value, which was written down (of which SEK 824 million refers to financial assets). The amount was recognized as Other operating expenses in the Fixed networks class of assets. WACC used in calculating the recoverable value was 16.2 percent.

In 2002, the Danish fixed network operations were reviewed in order to value their assets and determine a new focus (see also note “Restructuring Costs”). As a result of the review, the recoverable value was found to be SEK 3,033 million lower than the book value. The resulting write-down was recognized as Other operating expenses in the Goodwill, Other intangible assets, Fixed assets and Other machinery and equipment classes of assets. In calculating the recoverable value, WACC used was 13,7 percent.

Depreciation, amortization and write-downs on intangible and tangible fixed assets were distributed by function as follows.

	January-December

SEK in millions, except for percentages	2002	2001	2000

Production	11,184	13,061	7,325
Sales	503	366	343
Administration	589	467	283
Research and development	80	27	61
Other operating expenses	8,488	54	210

Total	20,844	13,975	8,222

Proportion of net sales (%)	35.0	24.4	15.2

Depreciation, amortization and write-downs are broken down by business segments in the notes “Business Area Breakdown” and “Geographic Segment Breakdown.”

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Depreciation, amortization and write-downs were distributed by asset class as follows.

	January-December

SEK in millions	2002	2001	2000

Goodwill	1,938	1,403	656
Other intangible assets	738	340	212
Buildings	430	136	98
Land improvements	17	6	4
Fixed networks	12,866	8,061	4,473
Mobile networks	2,634	1,807	1,158
Other machinery and equipment	2,221	2,222	1,621

Total	20,844	13,975	8,222

Accelerated depreciation, to the extent allowed by tax legislation, is recorded in the individual Group companies as appropriations and untaxed reserves (see corresponding section in note “Income Taxes”).

12.	Reconciliation of Underlying EBITDA to Operating Income

These financial statements include information on “underlying EBITDA” and on other similar “underlying” measures of TeliaSonera’s results of operations. Underlying EBITDA equals operating income before depreciation, amortization and write-downs, net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, cost for phasing out operations, personnel redundancy costs, and non-capitalized expenses in conjunction with the merger with Sonera in 2002 and the initial public offering in 2000. Internally, TeliaSonera’s management uses underlying EBITDA and operating income as the principal measures for monitoring profitability in operations. Management believes that, besides operating income, underlying EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying EBITDA is presented to enhance the understanding of TeliaSonera’s historical operating performance.

Underlying EBITDA, however, should not be considered as an alternative to operating income as an indicator of operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

	January-December

SEK in millions	2002	2001	2000

Underlying EBITDA	15,692	12,915	13,087
Depreciation, amortization and write-downs	-20,844	-13,975	-8,222
Items not reflecting underlying business operations	-6,271	384	8,338
Income from associated companies	528	6,136	-1,197

Operating income	-10,895	5,460	12,006

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The following table sets forth items not reflecting the underlying business operations.

	January-December

SEK in millions	2002	2001	2000

Phase-out of operations (excluding depreciation, amortization and write-downs on intangible and tangible assets) and personnel redundancy costs	-5,924	-478	—
Certain pension-related items	-248	88	854
Merger expenses	-13	—	—
IPO related expenses, etc.	—	—	-144
Capital gains/losses (excluding associated companies)	-86	774	7,628

Total	-6,271	384	8,338

13. Financial Revenues and Expenses

     Financial items are expensed in the period they occur, with the exception of interest during installation periods, which is capitalized (see also note “Intangible Fixed Assets” and note “Tangible Fixed Assets”).

     Revenues and costs relating to guarantee commissions are included in Other interest income and Interest expense. Interest expenses include loan-related bank fees and fees to rating institutions and market makers. The interest component of the change in fair value of derivatives is included in Other interest income (gain) and Interest expense (loss). The corresponding exchange rate components are recorded in Exchange rate gains and Exchange rate losses, respectively. This item also includes any hedging inefficiencies. See also note “Financial Instruments and Financial Risk Management.”

	January-December

SEK in millions	2002	2001	2000

Earnings from financial investments
Dividends	5	1	14
Capital gains	-1	4	10
Write-downs	-185	-147	—

Total	-181	-142	24
Other financial revenues
Interest on financial leases	662	600	598
Other interest income	474	964	864
Exchange rate gains	138	129	85

Total	1,274	1,693	1,547
Other financial expenses
Interest expenses	-1,697	-2,168	-1,742
Capitalized interest	19	81	19
Exchange rate losses	-136	-116	-137

Total	-1,814	-2,203	-1,860

Net effect on income	-721	-652	-289

14.	Income Taxes

Tax expense

The income statement item Income Taxes shows paid and deferred corporate income tax for Swedish and foreign Group units. TeliaSonera Group companies are liable for taxation under current legislation in the countries where they are domiciled. The corporate income tax rate in Sweden was 28 percent in 2002, 2001 and 2000, and is applied to the nominal income recorded, plus non-deductible items and less non-taxable revenues and other deductions, mainly tax-free dividends from subsidiaries.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The liability method is used to report income taxes. According to this method, deferred tax liabilities and benefits are recorded for all temporary differences between book values and tax-effective values of assets and liabilities and for other tax-effective deductions or losses. Deferred tax liabilities and benefits are calculated based on the tax rate expected when the temporary difference will be reversed. The effects of changes in applicable tax rates are charged to income in the period when the change is required by law. Deferred tax benefits are reduced by means of a valuation reserve to the extent that the company cannot determine the likelihood of being able to realize the underlying tax benefit within the foreseeable future.

Deferred tax liabilities on undistributed earnings in foreign subsidiaries are not recorded if such retained earnings are regarded as permanently invested in the countries in question. Deferred tax liabilities for undistributed earnings in Swedish companies and foreign associated companies are not recorded because such retained earnings can be withdrawn as non-taxable dividends.

Pre-tax income was distributed as follows.

	January-December

SEK in millions	2002	2001	2000

Sweden, Group companies (including foreign branch offices)	-3,405	-1,700	6,220
Sweden, associated companies	-307	-423	5

Total Sweden	-3,712	-2,123	6,225
Finland, Group companies	36	68	-956
Finland, associated companies	3	—	—
Rest of world, Group companies	-8,396	9,628	7,880
Rest of world, associated companies	453	-2,765	-1,432

Total outside Sweden	-7,904	6,931	5,492

Total	-11,616	4,808	11,717

The tax expense recorded was distributed as follows.

	January-December

SEK in millions	2002	2001	2000

Current tax
Sweden	156	644	1,602
Finland	-256	11	37
Rest of world	694	290	77

Total	594	945	1,716
Deferred tax
Sweden	-2,284	-28	81
Finland	-602	12	9
Rest of world	-1,327	1,988	-359

Total	-4,213	1,972	-269

Total	-3,619	2,917	1,447

Current tax expenses for each fiscal year attributable to the previous years’ earnings and tax booked directly to equity were as follows.

	January-December

SEK in millions	2002	2001	2000

Tax attributable to previous year	-1	43	10
Tax booked directly to equity	-16	-186	-215

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The difference between the nominal rate of Swedish taxation and the effective tax rate comprises the following components.

	January-December

%	2002	2001	2000

Swedish income tax rate	28.0	28.0	28.0
Differences in tax rates on foreign operations	2.9	4.1	0.2
Adjustment of taxes for previous periods	3.8	2.5	-1.5
Adjustment for new tax legislation	—	10.1	—
Losses for which deferred tax benefits were not taken into account	-2.6	70.3	5.0
Profits for which deferred tax liabilities were not taken into account	0.2	-5.9	-2.8
Non-deductible expenses	-5.2	9.5	3.0
Non-taxable revenues	4.1	-57.9	-19.6

Tax rate as per the income statement	31.2	60.7	12.3
Tax booked directly to equity	-0.1	-3.9	-1.8

Effective tax rate	31.1	56.8	10.5

Tax rate, current tax	5.1	19.7	14.6

In 2001, Swedish tax legislation changed so that capital losses on business-related shares and participations after December 7, 2001 may only be offset against capital gains on shares and participations. Deferred tax benefits attributable to holdings in which latent capital losses were deemed to exist were consequently valued only to the extent that the loss was estimated to be offset by capital gains on shares. The remainder of deferred tax benefits was expensed, increasing the tax expense for 2001. On December 19, 2002, the Swedish Government proposed that the effective date of this legislation be changed to December 1, 2002.

The accumulated tax loss carry-forwards were distributed as follows.

	January-December

SEK in millions	2002	2001	2000

Sweden	916	233	237
Finland	42,005	8	—
Rest of world	6,397	3,957	2,545

Total	49,318	4,198	2,782

Swedish tax loss carry-forwards have no expiration date, while Finnish tax loss carry-forwards expire after 10 years. Total loss carry-forwards as of December 31, 2002 expire in the following years.

Expiry	SEK in millions

2003	255
2004	139
2005	357
2006	275
2007	380
Later years	42,739
Unlimited	5,173

Total	49,318

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Deferred tax liabilities and benefits were distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Deferred tax liability
Shares and participations	2,645	301	60
Other long-term assets	7,255	6,258	6,323
Provisions	488	—	2
Current receivables and liabilities	17	98	43
Off-balance-sheet items	268	283	333

Total deferred tax liability	10,673	6,940	6,761
Deferred tax benefit
Shares and participations	23	76	1,884
Other long-term assets	1,537	590	256
Provisions and other long-term liabilities	1,172	973	812
Current receivables and liabilities	157	19	224
Tax-effective deductions for losses	14,236	1,343	835

Subtotal	17,125	3,001	4,011
Valuation reserve	-1,194	-1,511	-619

Total deferred tax benefit	15,931	1,490	3,392

Net deferred tax benefit (-)/liability (+)	-5,258	5,450	3,369

The deferred tax liability in other long-term assets chiefly refers to untaxed reserves (see below). Unrecorded deferred tax liabilities for undistributed earnings in subsidiaries, branch offices and associated companies totaled SEK 350 million in 2002, SEK 515 million in 2001 and SEK 316 million in 2000.

Appropriations and untaxed reserves

Tax legislation in Sweden, Finland and certain other countries allows companies to postpone tax payments by making allocations to untaxed reserves in the balance sheet via the Appropriations line item in the income statement. Of particular interest to TeliaSonera, with its extensive capital expenditure in infrastructure, are Swedish and Finnish tax regulations that make it possible to depreciate assets at an accelerated rate (see also note “Depreciation, Amortization, and Write-Downs”). However, appropriations and untaxed reserves are not recorded in the consolidated financial statements.

In the consolidated accounts, untaxed reserves after eliminations have been divided into a deferred tax liability and a restricted reserve in shareholders’ equity. If recorded as income and taxed, the latter would be transferred to non-restricted reserves (cf. note “Shareholders’ Equity, Earnings per Share”).

Overall, the individual Group companies recorded the following untaxed reserves.

	December 31,

SEK in millions	2002	2001	2000

Profit equalization reserve	1,503	2,811	3,584
Accumulated excess depreciation	14,217	18,870	18,466
Contingency reserve	160	135	94

Total	15,880	21,816	22,144

Excess depreciation, applicable to intangible assets, buildings and plant and machinery, changed as follows.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

	December 31,

	2002			2001			2000

	Intangible		Plant and	Intangible		Plant and	Intangible		Plant and
SEK in millions	assets	Buildings	machinery	assets	Buildings	machinery	assets	Buildings	machinery

Opening balance	662	—	18,208	197	12	18,257	196	37	17,899
Operations
acquired/divested	227	131	1,533	—	—	-101	—	—	—
Provisions	219	—	-164	465	—	1,466	14	—	1,881
Reversals	-526	-76	-5,997	—	-12	-1,414	-13	-25	-1,523

Closing balance	582	55	13,580	662	—	18,208	197	12	18,257

15.	Intangible Fixed Assets

Intangible assets are recorded in the balance sheet at acquisition value less accumulated scheduled amortization, and write-downs. For assets acquired during the year, amortization is calculated from the date of acquisition. The rates and other parameters applied are specified in note “Depreciation, Amortization, and Write-Downs.”

Direct external and internal charges for the development of software for in-house administrative use are capitalized, provided that probable future economic benefits exceed accrued expenses. Activities in projects at the feasibility study stage as well as maintenance and training activities are expensed as incurred.

	December 31,

	2002		2001		2000

SEK in millions	Goodwill	Other	Goodwill	Other	Goodwill	Other

Acquisition value, opening balance	26,790	2,895	24,838	1,740	1,793	1,243
Purchases	30,929	5,119	448	1,316	22,893	509
Operations acquired	—	3,496	—	—	38	105
Sales/discards	-5	-101	—	-27	-64	-43
Operations divested	—	—	-643	-142	-655	-8
Reclassifications	3,874	1,271	-1	-50	-11	-95
Exchange rate differences	2,470	78	2,148	58	844	29

Accumulated acquisition value, closing balance	64,058	12,758	26,790	2,895	24,838	1,740
Amortization, opening balance	-2,075	-763	-902	-477	-604	-240
Purchases	—	—	—	0	—	—
Operations acquired	—	-1,337	—	—	-19	-65
Sales/discards	1	39	—	26	33	20
Operations divested	—	—	247	56	358	4
Reclassifications	-1,256	-38	-1	-18	1	19
Amortization for the year	-1,572	-535	-1,375	-338	-655	-212
Exchange rate differences	-176	-7	-44	-12	-16	-3

Accumulated amortization, closing balance	-5,078	-2,641	-2,075	-763	-902	-477
Write-downs, opening balance	-29	-2	-1	—	-46	—
Operations acquired	—	-390	—	—	—	—
Operations divested	—	—	—	—	46	—
Write-downs for the year	-366	-203	-28	-2	-1	—
Exchange rate differences	-1	0	0	—	—	—

Accumulated write-downs, closing balance	-396	-595	-29	-2	-1	—

Total book value, closing balance	58,584	9,522	24,686	2,130	23,935	1,263

The acquisition value includes interest of SEK 22 million for 2002, SEK 22 million for 2001, and SEK — million for 2000.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Capitalized software for in-house administrative use amounted to SEK 192 million in 2002, SEK 182 million in 2001, and SEK 129 million in 2000. In the three years, amortization was SEK 101 million, SEK 45 million, and SEK 96 million, respectively. The total book value was distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Goodwill, Sonera	30,068	—	—
Goodwill, NetCom	24,456	23,998	23,185
Goodwill, other	4,060	688	750
Administrative support systems	386	476	440
Trade names, licenses, contractual agreements, patents, etc.	8,666	1,594	739
Leases, etc.	85	11	84
Work in progress	385	49	—

Total book value	68,106	26,816	25,198

16.	Tangible Fixed Assets

General

Tangible assets are recorded in the balance sheet at acquisition value less accumulated scheduled depreciation, and write-downs. In the case of cable TV installations, a deduction is made for customer hookup fees paid in advance (fixed-asset contributions). Software that is a direct prerequisite for end-user service production is capitalized as a tangible asset.

For assets acquired during the year, depreciation is calculated from the date of acquisition. The rates and other parameters applied are specified in note “Depreciation, Amortization, and Write-Downs.” New installations under construction are valued at the expense already incurred, including interest during the installation period. For buildings, interest paid on construction loans is capitalized. Otherwise capitalized interest is calculated based on the Group’s estimated average cost of borrowing (5.75 percent for 2002 and 5.5 percent for 2001 and 2000).

Buildings and land

The Group’s real estate holdings include some 4,200 properties. The vast majority is used solely for technical facilities.

	December 31,

SEK in millions	2002	2001	2000

Acquisition value, opening balance	2,406	2,193	2,071
Purchases	237	269	552
Operations acquired	3,099	—	53
Sales/discards	-23	-651	-400
Operations divested	—	-39	-15
Reclassifications	177	613	-76
Exchange rate differences	-37	21	8

Accumulated acquisition value, closing balance	5,859	2,406	2,193
Depreciation, opening balance	-763	-786	-706
Operations acquired	-795	—	-11
Sales/discards	3	141	14
Operations divested	—	17	4
Reclassifications	-41	-4	15
Depreciation for the year	-163	-130	-102
Exchange rate differences	3	-1	0

Accumulated depreciation, closing balance	-1,756	-763	-786
Write-downs, opening balance	-13	0	-3
Operations divested	—	—	3
Write-downs for the year	-284	-13	0
Exchange rate differences	-1	—	—

Accumulated write-downs, closing balance	-298	-13	0

Total book value, closing balance	3,805	1,630	1,407

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

No interest is included in the acquisition value for the years 2002, 2001 or 2000.

The Group’s Swedish real estate holdings have been assessed for taxes at the following values.

	December 31,

SEK in millions	2002	2001	2000

Buildings	206	178	671
Land and land improvements	33	54	124

Tax-assessed value	239	232	795

At the 2002 property assessment for taxation purposes, a number of additional properties were assessed for the first time, while others had their assessments increased. The number of real estate properties valued for tax purposes is limited as many of them are classified as non-taxable communication buildings. In 2001, two large office locations and other assessed properties were sold off.

Plant and machinery

	December 31,

SEK in millions	2002	2001	2000

Acquisition value, opening balance	93,985	82,605	65,534
Purchases	8,206	14,398	13,457
Operations acquired	36,136	1,507	2,796
Sales/discards	-1,384	-1,910	-272
Operations divested	—	-1,190	-52
Reclassifications	1,275	-2,332	897
Exchange rate differences	-153	907	245

Accumulated acquisition value, closing balance	138,065	93,985	82,605
Depreciation, opening balance	-49,393	-43,929	-36,738
Operations acquired	-20,954	-257	-824
Sales/discards	1,207	1,649	250
Operations divested	—	544	8
Reclassifications	-481	48	-470
Depreciation for the year	-8,347	-7,249	-6,131
Exchange rate differences	-7	-199	-24

Accumulated depreciation, closing balance	-77,975	-49,393	-43,929
Write-downs, opening balance	-3,364	-135	-100
Sales/discards	182	21	—
Write-downs for the year	-7,807	-3,250	-35
Exchange rate differences	60	—	—

Accumulated write-downs, closing balance	-10,929	-3,364	-135
Fixed-asset contributions from cable TV customers, net	-74	-72	-78
Advances	1	3	—

Total book value, closing balance	49,088	41,159	38,463

The acquisition value includes interest of SEK 574 million, SEK 555 million and SEK 496 million for the years 2002, 2001 and 2000, respectively. In 2002 and 2001, the book value of the business area Telia International Carrier was written down and, in 2002, assets in the Danish fixed-line operations were written down (see also note “Restructuring Costs”).

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Equipment, tools, and installations

	December 31,

SEK in millions	2002	2001	2000

Acquisition value, opening balance	7,634	6,682	6,846
Purchases	801	1,742	2,075
Operations acquired	4,936	43	797
Sales/discards	-980	-656	-1,495
Operations divested	-8	-1,391	-810
Reclassifications	-2,349	1,071	-796
Exchange rate differences	58	143	65

Accumulated acquisition value, closing balance	10,092	7,634	6,682
Depreciation, opening balance	-2,943	-2,744	-3,475
Operations acquired	-3,385	-2	-380
Sales/discards	755	531	1,324
Operations divested	5	801	463
Reclassifications	549	-16	484
Depreciation for the year	-1,287	-1,446	-1,119
Exchange rate differences	-43	-67	-41

Accumulated depreciation, closing balance	-6,349	-2,943	-2,744
Write-downs, opening balance	-166	-1	-12
Sales/discards	-1	—	—
Operations divested	—	—	12
Write-downs for the year	-297	-165	-1
Exchange rate differences	0	0	0

Accumulated write-downs, closing balance	-464	-166	-1

Total book value, closing balance	3,279	4,525	3,937

No interest is included in the acquisition value for the years 2002, 2001 or 2000.

Distribution by class of asset

The total book value was distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Buildings and land
Expenditure on improvements to property not owned by the Group	21	164	126
Buildings	3,398	1,309	1,051
Land and land improvements	386	157	230

Total	3,805	1,630	1,407
Plant and machinery
Fixed networks — switching systems and peripheral equipment	10,107	5,970	7,636
Fixed networks — transmission systems	11,907	12,200	6,005
Fixed networks — transmission media and other types of media	8,831	9,728	10,894
Mobile networks	13,456	7,288	6,138
Cable TV networks	1,307	1,329	1,078
Alarm systems	11	20	54
New installations under construction, advances	3,469	4,624	6,658

Total	49,088	41,159	38,463
Equipment, tools, and installations
Financial leasing, vehicles	297	308	694
Other equipment, tools and installations	2,982	4,217	3,243

Total	3,279	4,525	3,937

Total	56,172	47,314	43,807

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

New installations under construction under Plant and machinery are chiefly installations for fixed and mobile networks. Assets owned by Group companies and leased to other Group companies are included in Plant and machinery and Other equipment, tools and installations as appropriate.

17.	Financial Fixed Assets

General

The principles for the consolidation of subsidiaries and associated companies are described in note “Consolidated Financial Statements.” Negative equity participations in associated companies are recognized only for companies for which the Group has contractual obligations to contribute additional capital. This is then recorded as Other provisions.

Other holdings of securities are valued at fair value if listed (application of IAS 39 effective 2001), otherwise at acquisition cost unless an assessment of the market value indicates that a write-down is necessary (see note “Depreciation, Amortization, and Write-downs”).

Equity participations in associated companies

	December 31,

SEK in millions	2002	2001	2000

Book value, opening balance	9,927	13,298	10,177
Acquisitions	8,373	1,845	2,337
Operations acquired	10,830	—	—
Equity participation in former subsidiaries	—	295	-8
Transactions with non-related parties	-57	—	—
New shares issues and shareholder contributions	776	414	5,375
Share in earnings	293	-903	-879
Amortization and write-down of goodwill etc.	-145	-2,285	-549
Divestitures	-1,133	-4,758	-12
Dividends received	-348	-307	-166
Reclassifications	-5,085	1,157	-3,611
Exchange rate differences	-404	1,171	634

Book value, closing balance	23,027	9,927	13,298

The book value was distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Goodwill and similar assets on consolidation	9,157	3,352	5,773
Participation in equity	13,870	6,575	7,525

Total	23,027	9,927	13,298

Book value is broken down by business segments in the notes “Business Area Breakdown” and “Geographic Segment Breakdown.”

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The following shows the associated companies’ aggregate balance sheets and income statements in summary.

	December 31,

SEK in millions	2002	2001	2000

Fixed assets	234,176	35,816	71,976
Current assets	272,434	17,374	27,532
Provisions and long-term liabilities	498,881	16,696	23,760
Current liabilities	8,948	4,886	34,557
Net sales	16,391	46,168	39,336
Gross income	-10,169	17,450	9,723
Net income	-1,219	1,032	-72

Other holdings of securities

	December 31,

SEK in millions	2002	2001	2000

Book value, opening balance	426	635	527
Changes in accounting principles	—	-223	—
Book value, adjusted opening balance	426	412	527
Acquisitions	128	68	107
Operations acquired	769	—	—
Divestitures	-19	-18	—
Write-ups	—	72	—
Write-downs	-201	-29	-1
Reclassifications	49	-32	-22
Share of earnings in partnerships	-3	-47	24
Exchange rate differences	15	—	—

Book value, closing balance	1,164	426	635

Other long-term financial assets

	December 31,

SEK in millions	2002	2001	2000

Book value, opening balance	10,431	8,402	7,319
Changes in accounting principles	—	484	—
Book value, adjusted opening balance	10,431	8,886	7,319
Purchases	6,303	3,159	5,257
Operations acquired	11,938	—	324
Sales/discards	-3,398	-3,733	-3,582
Operations divested	—	-586	—
Write-downs	-847	-6	—
Reclassifications	—	2,514	-1,022
Exchange rate differences	-84	197	106

Book value, closing balance	24,343	10,431	8,402

Changes in accounting principles in 2001 refer to the application of IAS 39 and gross recording of derivatives in the balance sheet (see also note “Financial Instruments and Financial Risk Management”).

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Distribution by class of asset

The total book value was distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Associated companies
Equity participations in associated companies	23,027	9,927	13,298
Interest-bearing receivables	1,127	1,154	4
Non-interest-bearing receivables	242	17	17

Total	24,396	11,098	13,319
Other holdings of securities
Shares and participations	1,050	426	634
Other securities	114	—	1

Total	1,164	426	635
Deferred tax benefit	15,931	1,490	3,392
Other long-term receivables
Interest-bearing
Financial leasing agreements	4,229	3,901	3,403
Service-financing agreements	462	438	434
Loans to employees	136	229	291
Interest rate swaps	506	27	—
Foreign currency interest rate swaps	514	1,167	—
Other	281	168	201
Non-interest-bearing
Operating lease agreements	676	1,495	277
Other	239	345	383

Total	7,043	7,770	4,989

Total	48,534	20,784	22,335

Deferred tax benefit is discussed in note “Income taxes” and leasing agreements in note “Leasing Agreements and Contractual Obligations.” The valuation of financial fixed assets is discussed in note “Financial Instruments and Risk Management.” Shareholdings and participations in associated companies as well as other holdings of securities are specified in note “Specification of Shareholdings and Participations.”

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

18.	Inventories etc.

Inventory and stock in trade are valued at acquisition value, based on FIFO (first in/first out), or fair value, whichever is lower. Write-downs for obsolescence are made separately for each individual stockholding. Obsolescence is assessed with reference to the age and rate of turnover of the articles. The entire difference between the opening and closing balances of the reserve for obsolescence is charged to operating income for the year.

Construction contracts are valued at expense incurred, applying the lower of original cost and replacement value. Interest paid during installation is not capitalized. Construction contracts refer chiefly to short-term (one to three months) installation works on the customer’s site and, for previous years, directory production. Installation work is recognized as revenue when all or nearly all undertakings have been completed. Revenues from the directory operations owned through September 2000 were recorded in the period in which the relevant directory or section of a directory was published.

After deductions for obsolescence, the total book value is distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Raw materials and essential inputs	197	105	80
Products at work	7	—	6
Finished products	303	463	466
Expense incurred, construction contracts	37	61	212
Advances to suppliers	36	7	9

Total	580	636	773

Finished products include purchased supplies that are mainly intended for use in constructing TeliaSonera’s own installations and for repair and maintenance. Supplies valued at SEK 26 million, SEK 9 million and SEK 89 million for the years 2002, 2001 and 2000, respectively, were stored at a central location. The remainder was held at local warehouses and worksites.

19.	Receivables

Allowance for doubtful receivables on mass invoicing is calculated primarily using a standardized method based on actual losses from previous years.

Net receivables from clients for construction and service contracts are recorded as accruals and deferrals. Construction contracts mainly refer to larger installations of PBXs and customer premises networks. Revenue is recognized progressively, with the degree of completion based on the phases completed.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

	December 31,

SEK in millions	2002	2001	2000

Accounts receivable
Invoiced receivables	12,376	12,616	11,476
Reserve for doubtful receivables	-861	-1,078	-580

Total	11,515	11,538	10,896
Other current receivables
Interest-bearing
Receivable from associated companies	601	857	7,363
Financial leasing agreements	3,352	3,046	3,087
Foreign currency interest rate swaps	543	20	—
Receivable from others	350	268	384
Non-interest-bearing
Receivable from associated companies	399	225	223
Value-added tax	277	692	803
Other tax benefits	369	417	327
International settlements	377	32	66
Currency swaps, forward exchange contracts	157	355	—
Receivable from others	1,394	1,432	1,131

Total	7,819	7,344	13,384
Accrued revenues and prepaid expenses
Metered call charges	1,201	889	1,481
Interconnect and roaming charges	810	703	521
Other traffic charges	3,085	1,129	971
Construction and service contracts	—	32	80
Prepaid rent and leasing fees	258	201	166
Other accrued or prepaid items	1,919	1,685	1,573

Total	7,273	4,639	4,792

Total	26,607	23,521	29,072

Written-down accounts receivable (bad debt expense) and recovered accounts receivable for the years 2002, 2001 and 2000 are recorded in note “Operating Costs” and note “Other Operating Revenues and Expenses.” For information on leases, see note “Leasing Agreements and Contractual Obligations.”

20.	Short-term Investments

Short-term investments consist primarily of surplus funds invested in the overnight market and valued at the acquisition value plus accrued interest income (amortized cost). Investments with maturities over three months are valued at fair value.

	December 31,

SEK in millions	2002	2001	2000

Investments with maturities over three months	1,192	197	93
Investments with maturities up to and including three months	2,634	7,405	85

Total	3,826	7,602	178

See also note “Financial Instruments and Financial Risk Management” and note “Cash Flow Information.”

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

21.	Shareholders’ Equity, Earnings per Share

Restricted and non-restricted equity

According to Swedish law, shareholders’ equity is divided into funds available for distribution (non-restricted) and not available for distribution (restricted). In a group the shareholders can receive as distribution only the non-restricted funds in the parent company or the group, whichever is lower.

Restricted equity is made up of the share capital and share premium reserve/legal reserve. The Group’s non-restricted equity in the consolidated accounts includes only that part of a subsidiary’s non-restricted equity that can be assigned to the parent company without having to write down the value of the shares in the subsidiary.

The Group balance sheet also shows the equity component of untaxed reserves as restricted equity. Earnings in associated companies that have not been distributed are recorded in the Group’s equity as an equity reserve in restricted reserves. The equity effect of recording financial instruments at fair value (application of IAS 39 effective 2001) is attributed to a fair value reserve in restricted reserves. Likewise, the difference in equity effect between the Group’s principles for accounting for pensions and relevant Swedish standards is recorded in restricted reserves.

Share capital

According to the by-laws of TeliaSonera AB the authorized share capital shall amount to no less than SEK 8,000,000,000 and no more than SEK 32,000,000,000. All issued shares have been paid in full and carry equal rights to vote and participate in the assets of the company. No shares are held by the company itself or by its subsidiaries.

During the last three years, the share capital changed as follows.

	Number of	Par value,	Share capital,
	shares	sek/share	SEK

Share capital, December 31, 1999	8,800,000	1,000.00	8,800,000,000
Bonus issue, May 20, 2000	—	1,036.80	323,840,000
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000,000
Share capital, December 31, 2000	3,001,200,000	3.20	9,603,840,000
Share capital, December 31, 2001	3,001,200,000	3.20	9,603,840,000
New share issue, December 3, 2002	1,604,556,725	3.20	5,134,581,520
Share capital, December 31, 2002	4,605,756,725	3.20	14,738,421,520

On February 10, 2003, in connection with the mandatory redemption offer to holders of outstanding Sonera shares, the Board of Directors decided, in accordance with the authorization by the General Meeting of shareholders, to increase the share capital by SEK 222,321,100.80, through the issuance of 69,475,344 new shares. Following the new issue, the share capital amounts to SEK 14,960,742,620.80 and the total number of shares outstanding amounts to 4,675,232,069. The new shares issued are entitled to dividend for 2002.

Dividend payments are proposed by the Board of Directors in accordance with the regulations of the Swedish Companies Act and decided by the General Meeting of shareholders. The proposed but not yet decided dividend for 2002 totals SEK 1,870 million (SEK 0.40 per share). This amount has not been recorded as a liability.

\

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Exchange rate differences

	December 31,

SEK in millions	2002	2001	2000

Translation of foreign operations	1,686	4,203	2,122
Forward contracts used as equity hedge	11	-671	-425
Operations divested	33	85	—
Tax effect arising from the translation of foreign associated companies	—	-20	5
Other tax effect	-3	188	119

Total	1,727	3,785	1,821

The cumulative exchange rate differences in restricted equity were distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Equity profit reserve	177	397	562
Other restricted reserves	6,241	4,329	878

Total	6,418	4,726	1,440

Fair value reserve

	December 31,

	2002		2001		2000

SEK in millions	Securities	Derivatives	Securities	Derivatives	Securities	Derivatives

Book value, opening balance	-19	-68	—	—	—	—
Changes in accounting principles	—	—	-224	-253	—	—
Tax effect	—	—	62	71	—	—
Book value, adjusted opening balance	-19	-68	-162	-182	—	—
Provisions	-3	—	-11	-33	—	—
Reversals	16	17	210	191	—	—
Tax effect	-5	-5	-56	-44	—	—

Book value, closing balance	-11	-56	-19	-68	—	—

No part of the reversed amount referred to reversals that necessitate adjusting the acquisition value. See also the introduction to note “Financial Instruments and Financial Risk Management.”

Earnings per share

	January-December

	2002	2001	2000

Net income (SEK million)	-8,067	1,869	10,278
Average number of shares (thousands)	3,124,289	3,001,200	2,932,757
- after dilution (thousands)	3,125,314	3,001,200	2,932,757
Loss/Earnings per share (SEK)
- Basic	-2.58	0.62	3.50
- Diluted	-2.58	0.62	3.50
Dividend per share (SEK) (for 2002 as proposed by the Board)	0.40	0.20	0.50
Dividend (SEK million) (for 2002 as proposed by the Board)	1,870	600	1,501

In 2002 and 2001, General Meetings of shareholders decided to implement a number of stock option schemes (see section “Stock-Based Compensation” in note “Human Resources”). With the terms and conditions that apply to the employee stock option schemes, they had a very limited dilution effect upon computation of earnings per share as of December 31, 2002, and no dilution effect as of December 31, 2001.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

22.	Provisions for Pensions and Employment Contracts

Almost all employees in Sweden, Finland and Norway are covered by defined benefit pension plans, which means that the individual is guaranteed a pension equal to a certain percentage of his or her salary. The pension plans mainly include old-age pension, disability pension and family pension. The pension obligations are secured mostly by pension funds, but also by provisions in the balance sheet and by insurance premiums. The Group’s employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to the latter are normally set at a certain percentage of the employee’s salary.

All pension obligations that TeliaSonera AB assumed when it was converted into a limited liability company on July 1, 1993 and the remaining pension obligations of the parent company as well as obligations of Swedish subsidiaries in which the parent company owns more than 90 percent of the share capital are secured by Telia Pension Fund.

Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles.

The assets of the pension funds constitute plan assets for pensions and are valued at market value. When the net cumulative unrecognized actuarial gain or loss on pension obligations and plan assets goes outside a “corridor” equal to 10 percent of the greater of either pension obligations or the market value of plan assets, the surplus amount is amortized over the remaining employment period.

The following provisions for pension obligations were made in the balance sheet.

	December 31,

SEK in millions	2002	2001	2000

Present value of pension obligations	16,398	14,683	15,801
Fair value of plan assets	-13,987	-13,464	-15,334

Pension obligations less plan assets	2,411	1,219	467
Unrecognized past service cost	36	—	—
Unrecognized actuarial gains (+)/losses(-)	-2,423	899	2,775
Unrecognized transition gains	200	240	283

Provisions for pension obligations	224	2,358	3,525

Total pension expenses were distributed as follows.

	January-December

SEK in millions	2002	2001	2000

Current service cost	220	253	484
Interest on pension provisions	784	883	914
Expected return on assets	-1,022	-1,122	-1,183
Net transition gain (-) recognized in year	-40	-40	-40
Depreciation of unrecognized actuarial gains (-)/losses (+)	—	-80	-145

Pension expenses, defined benefit pension plans	-58	-106	30
Settlement of pension obligations	-2	—	—
Early retirement pensions (excl. premiums and pension-related social charges)	28	43	416
Pension expenses, defined benefit and contribution pension plans	349	409	237
Pension-related social charges, other pension expenses	654	267	218

Total pension expenses	971	613	901

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The actuarial calculation of pension obligations and pension expenses is based on the following principal assumptions.

	December 31,

%	2002	2001	2000

Weighted average discount rate	5.5	5.5	6.0
Expected rate of compensation increase	3.5	3.0	3.0
Expected return on plan assets	6.5	7.5	7.5
Annual adjustments to pensions	2.0	2.0	2.0
Income base amount (only Sweden)	2.5	—	—
Employee turnover	3.8	5.0	5.0
Average expected remaining working life, years	14.7	15.0	15.0

Changes in projected benefit obligation, plan assets, and the net liability in the balance sheet and actuarial net gains or losses for the defined benefit pension plans were as follows. Repayment from pension trust refers to cash disbursed for pension expenses incurred by the employer.

	December 31,

SEK in millions	2002	2001	2000

Present value of pension obligations
Opening balance	14,683	15,801	15,784
Current service cost	220	253	484
Interest expenses	784	883	914
Benefits paid	-1,071	-1,141	-1,118
Early retirement pensions	28	43	416
Operations acquired/divested	1,448	-1,394	-220
Settlement of pension obligations	-2	—	—
Past service cost	-36	—	—
Actuarial gains (-)/losses (+)	314	238	-459
Exchange rate differences	30	0	0

Closing balance	16,398	14,683	15,801

Plan assets
Opening balance	13,464	15,334	16,703
Expected return on plan assets	1,022	1,122	1,183
Payment to pension fund	1,025	—	—
Compensation from pension fund	-3	-502	-1,050
Operations acquired (+)/divested (-)	1,456	-744	-163
Actuarial gains (+)/losses (-)	-3,005	-1,746	-1,339
Exchange rate differences	28	0	0

Closing balance	13,987	13,464	15,334

Expected return on plan assets
Expected return on plan assets	1,022	1,122	1,183
Actuarial gains (+)/losses (-)	-3,005	-1,746	-1,339

Actual return	-1,983	-624	-156

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

	December 31,

SEK in millions	2002	2001	2000

Provisions for pension obligations
Opening balance	2,358	3,525	3,246
Pension expenses, defined benefit pension plans	-58	-106	30
Benefits paid	-1,071	-1,141	-1,118
Payment to pension fund	-1,025	—	—
Compensation from pension fund	3	502	1,050
Early retirement pensions	28	43	416
Operations acquired/divested, net	-8	-465	-99
Settlement of pension obligations	-3	—	—
Exchange rate differences	-0	0	0

Closing balance	224	2,358	3,525

Actuarial gains/losses
Opening balance, actuarial gains (+)/losses (-)	899	2,775	3,838
Actuarial gains (-)/losses (+) to be recognized	—	-80	-145
Actuarial gains (-)/losses (+), settlement of pension obligations	-1	—	—
Actuarial gains (-)/losses (+), acquired/divested operations	-2	188	-38
Actuarial gains (+)/losses (-), pension obligations	-314	-238	459
Actuarial gains (+)/losses (-), plan assets	-3,005	-1,746	-1,339
Exchange rate differences	-0	0	0

Closing balance, actuarial gains (+)/losses (-)	-2,423	899	2,775

Operations acquired
Increase in pension obligations	1,448	—	0
Increase in plan assets	-1,456	—	0
Increase in unrecognized net transition gain/loss	0	—	0
Changes in unrecognized actuarial gains (+)/losses (-)	0	—	0

Net position	-8	—	0

Operations divested
Decrease in pension obligations	-0	-1,394	-220
Decrease in plan assets	0	744	163
Decrease in unrecognized net transition gain/loss	0	-3	-4
Changes in unrecognized actuarial gains (-)/losses (+)	0	188	-38

Net position	-0	-465	-99

Plan assets chiefly consist of equities and interest-bearing securities. The market values were as follows.

	December 31,

SEK in millions	2002	2001	2000

Shares and participations	5,233	7,639	5,864
Interest-bearing securities etc.	8,754	5,825	9,470

Total	13,987	13,464	15,334

Plan assets include shares in TeliaSonera AB with a market value of SEK 78 million, SEK 114 million and SEK 72 million as of December 31, 2002, 2001 and 2000, respectively.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

23.	Deferred Tax Liability, Other Provisions

Changes in other provisions, including deferred tax liability, were as follows.

	December 31,

SEK in millions	2002	2001	2000

Book value, opening balance	10,749	7,826	7,242
Provisions for the period	5,139	3,752	1,194
Operations acquired	4,795	109	89
Utilized provisions	-1,889	-936	-424
Operations divested	0	-53	-8
Reversals of provisions	-617	-11	-191
Timing and interest-rate effects	16	24	-87
Exchange rate differences	-11	38	11

Book value, closing balance	18,182	10,749	7,826

The book value of the provisions was distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Deferred tax liability	10,673	6,940	6,761
Other provisions
Payroll taxes on future pension payments	302	314	307
Restructuring	5,247	582	67
Loss making contracts	188	528	499
Guarantee reserves	1,673	2,329	79
Other	99	56	113

Total	7,509	3,809	1,065

Total	18,182	10,749	7,826

The deferred tax liability is discussed in note “Income Taxes” and provisions for restructuring in note “Restructuring Costs”. In 2001, provisions for guarantee reserves were affected by commitments in connection with the sale of the Telefos Group and the Orbiant Group.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

24.	Long-term Loans

Long-term loans were distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Financial leasing, vehicles	220	255	581
Bank overdraft facilities	—	55	51
TeliaSonera FTN/FTO	5,082	7,509	7,012
TeliaSonera EMTN, other foreign currency loans	7,363	14,072	9,987
Sonera EMTN, other foreign currency loans	14,838	—	—
Other loans	4,098	3,151	3,245
Interest rate swaps	66	90	—
Foreign currency interest rate swaps	457	61	—

Total	32,124	25,193	20,876

Bank overdraft facilities had a total limit of SEK 6,593 million, SEK 3,083 million and SEK 1,316 million for the years 2002, 2001 and 2000, respectively. For these years, SEK 5,359 million, SEK 3,325 million and SEK 4,807 million of the loans fell due more than five years after the balance sheet date. See also note “Financial Instruments and Financial Risk Management.”

25.	Short-term Loans

Short-term loans were distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Loans from associated companies	24	845	50
Financial leasing, vehicles	80	59	120
TeliaSonera ECP	220	1,001	9,131
TeliaSonera FTN	1,923	1,128	1,335
TeliaSonera EMTN, other foreign currency loans	6,388	319	1,122
Sonera EMTN, other foreign currency loans	1,839	—	—
Other bank loans	2,102	577	1,408
Interest rate swaps	32	2	—

Total	12,608	3,931	13,166

See also note “Financial Instruments and Financial Risk Management.”

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

26.	Long-term Liabilities

Long-term liabilities were distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Liabilities to associated companies	13	—	—
Prepaid leasing agreements	1,477	2,286	1,015
License fees	545	619	—
Other liabilities	315	144	14

Total	2,350	3,049	1,029

In September 2001, SEK 246 million was paid in cash for the UMTS license obtained in Denmark. The remainder will be paid over 10 years.

For information on leases, see notes “Leasing Agreements and Contractual Obligations” and “Contingent Assets, Collateral Pledged and Contingent Liabilities.” Of the other long-term liabilities for the years 2002, 2001 and 2000, SEK 204 million, SEK 275 million and SEK — million, respectively, fell due more than five years after the balance sheet date.

27.	Current Liabilities

Current liabilities were distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

Accounts payable	8,949	6,232	6,028
Liabilities to associated companies	756	1,031	39
Tax liabilities	1,111	481	342
Other liabilities
Provisions for telephone cards	290	396	402
Deductible calling charges	468	412	443
Advances, deposits, etc.	749	888	796
Value-added tax, excise taxes	955	613	796
Payable to employees	269	294	459
International settlements	805	463	404
Currency swaps, forward exchange contracts	158	430	199
Liability to minority shareholders in subsidiaries	—	1,310	—
Other	1,166	847	739

Total other liabilities	4,860	5,653	4,238
Accrued expenses and prepaid revenues
Accrued payroll expenses	1,265	876	1,137
Accrued employer’s social security contributions	915	427	458
Accrued leasing expenses	595	513	494
Accrued interest	1,248	613	829
Subscription charges	2,139	1,909	1,664
Interconnect charges	728	288	530
Retailer commissions	248	154	104
Prepaid leasing agreements	777	732	678
Other accrued or prepaid items	3,628	3,913	3,444

Total accrued expenses and prepaid revenues	11,543	9,425	9,338

Total current liabilities	27,219	22,822	19,985

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

28.	Leasing Agreements and Contractual Obligations

TeliaSonera as a lessee

As a lessee, TeliaSonera has entered into financial and operating leases and rental contracts. For a financial leasing agreement, the consolidated accounts include the leased asset as a tangible fixed asset and the future obligation to the lessor as a liability in the balance sheet. Other agreements are operating leases, with the leasing costs amortized evenly throughout the period of the agreement.

Financial leases

The Group’s financial leasing concerns production vehicles, company cars to employees, and other vehicles. In Sweden, leasing was implemented at the end of 1999 when the fleet was sold off to outside parties. Approximately half of the fleet was leased by subsidiaries that were divested in 2001. There is no subleasing.

The book value of the leased assets as of the balance sheet date was as follows.

	December 31,

SEK in millions	2002	2001	2000

Acquisition value	385	367	783
Less accumulated depreciation	-88	-59	-89

Net value of financial leasing agreements	297	308	694

Depreciation and write-downs totaled SEK 56 million, SEK 134 million and SEK 89 million for the years 2002, 2001 and 2000, respectively. Leasing fees paid during these years totaled SEK 72 million, SEK 147 million and SEK 99 million, respectively.

As of December 31, 2002, future minimum leasing fees and their present value as per financial agreements that could not be canceled in advance and were longer than one year in duration were as follows.

		Present value
		of future
SEK in millions	Future	minimum
Maturity	leasing fees	leasing fees

2003	80	79
2004	62	58
2005	58	51
2006	47	39
2007	44	35
Later years	51	37

Total	342	299

As of the balance sheet date, the present value of future minimum leasing fees under noncancelable financial leasing agreements was as follows.

	December 31,

SEK in millions	2002	2001	2000

Total future minimum leasing fees	342	362	805
Less interest charges	-43	-48	-104

Present value of future minimum leasing fees	299	314	701

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Operating leases

TeliaSonera’s operating lease agreements concerns primarily office space, technical sites, land, computers and other equipment. Certain contracts include renewal options for various periods of time. Subleasing consists mainly of home computers leased to employees and certain office premises.

Future minimum leasing fees under operating lease agreements in effect as of December 31, 2002 that could not be canceled in advance and were in excess of one year were as follows.

SEK in millions	Future
Maturity	leasing fees	Sub leasing

2003	2,080	199
2004	1,472	85
2005	1,242	40
2006	1,071	25
2007	1,040	24
Later years	2,414	79

Total	9,319	452

Total rent and leasing fees paid were SEK 1,540 million, SEK 1,572 million and SEK 1,574 million for the years 2002, 2001 and 2000, respectively. For these years, revenue for subleased items totaled SEK 61 million, SEK 47 million and SEK 49 million, respectively.

At the end of 2002 office space and technical site leases covered approximately 1,010,000 square meters. Apart from certain short-term leases, leasing terms range between 3 and 15 years with an average term of approximately 5 years. The leases are on conventional commercial terms.

TeliaSonera as financial lessor

TeliaSonera owns assets that it leases to customers under financial leasing agreements. These assets are recorded at the gross investment cost in the lease, less unearned financial revenues. The normal contract period is three years, but most contracts are renewable. Some of the leasing receivables have been securitized. Based on the terms of the securitization contracts, the leasing receivables have been included in the Group balance sheet.

As of the balance sheet date, the present value of future minimum lease payment receivables under noncancelable financial leasing agreements was as follows.

	December 31,

SEK in millions	2002	2001	2000

Gross investment in financial lease contracts	8,457	7,750	7,264
Less unearned financial revenues	-876	-803	-774

Net investment in financial lease contracts	7,581	6,947	6,490
Less: Unguaranteed residual values of leased properties for the benefit of the lessor	-15	-19	-20

Present value of future minimum lease payment receivables	7,566	6,928	6,470

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

As of December 31, 2002, the gross investment and present value of receivables relating to future minimum lease payments under non-cancelable financial leasing agreements were distributed as follows.

		Present value of
SEK in millions	Gross	future minimum
Maturity	investment	lease payments

2003	3,564	3,337
2004	2,762	2,480
2005	1,407	1,186
2006	477	380
2007	189	142
Later years	58	41

Total	8,457	7,566

Reserve for doubtful receivables regarding minimum lease payments totaled SEK 44 million as of December 31, 2002.

The leasing portfolio includes financing of IT-related products primarily in Sweden, Norway and Denmark. The portfolio grew substantially in recent years, chiefly through home PC contracts. At the end of 2002, approximately 26 percent of the portfolio consisted of sales-type leases with TeliaSonera as the vendor, primarily of PBXs.

The financing of other vendors’ products refers to computer and office equipment. These agreements increased from a 55 percent share of the total stock in 2000, to 74 percent in 2002. The other Nordic countries’ share of the leasing portfolio was 24 percent in 2000 and 25 percent in 2002.

The term of the contract stock is 15 quarters. The term of new agreements signed in 2002 is 14 quarters. Of all contracts, 55 percent carry a floating interest rate and 45 percent a fixed rate.

TeliaSonera as operating lessor

Fiber and ducts are sold as part of the operations of TeliaSonera’s international carrier business. TeliaSonera has decided to view these as integral equipment. Under the agreements, title was not transferred to the lessee. The transactions are therefore recorded as operating lease agreements. Direct expenditures incurred in connection with agreements are capitalized and written off over the term of the agreement. The contracted sale price is chiefly paid in advance and is recognized as revenue during the period of the agreement. Sales not recognized in income are recorded as long-term liabilities and prepaid revenues.

The book value of the leased assets as of the balance sheet date was as follows:

	December 31,

SEK in millions	2002	2001	2000

Acquisition value	2,535	1,750	1,270
Less accumulated depreciation	-595	-150	-22

Gross book value	1,940	1,600	1,248
Plus prepaid sales costs	7	9	10
Less prepaid lease payments	-1,837	-2,286	-1,015

Net value of operating leasing agreements	110	-677	243

Depreciation and write-downs totaled SEK 336 million, SEK 141 million and SEK 22 million for the years 2002, 2001 and 2000.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Future minimum lease payment receivables under operating agreements in effect as of December 31, 2002 that could not be canceled in advance and were in excess of one year were as follows.

SEK in millions	Future
Maturity	lease payments

2003	837
2004	327
2005	117
2006	49
2007	4
Later years	1

Total	1,335

The leasing portfolio includes some twenty agreements with other international operators. Contract periods range between 10 and 25 years, with an average term of 20 years.

Other contractual obligations

As of December 31, 2002, the Group had the following contractual obligations regarding future acquisitions (or equivalent) of tangible or financial fixed assets.

SEK in millions			Later
Maturity	2003	2004	years	Total

Tangible fixed assets	210	—	—	210
Associated companies	66	—	—	66
Xfera capital commitment	—	2,556	—	2,556
Other holdings of securities	43	—	—	43

Total	319	2,556	—	2,875

More than half of the obligations relating to tangible fixed assets cover the construction under contract of TeliaSonera’s mobile network in Norway. See note “Contingent Assets, Collateral Pledged and Contingent Liabilities” for information related to the Xfera capital commitment.

29.	Dependency on Third Parties

The TeliaSonera Group offers a diversified portfolio of services and products in extremely competitive markets. Hence, the Group has limited exposure to individual customers, suppliers, lenders, products or services sold, geographic markets, materials procured, personnel, services purchased, or licenses.

30.	Financial Instruments and Financial Risk Management

General

Financial assets and liabilities are recorded according to the “settlement date principle.”

Financial assets, with certain exceptions, are recorded at fair value. Official public quotes as of the close of books are used for determining fair value. If such a rate is not available, the instrument is valued by discounting future cash flows at a quoted market rate of interest for each maturity. Currency swaps and forward exchange contracts are valued at the forward rate. Conversion to Swedish kronor (SEK) is done at quoted exchange rates as per the close of books.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Assets held to maturity, receivables arising from own lending and assets whose fair value cannot be reliably determined, e.g. unlisted shares and participations, are valued at their amortized cost. TeliaSonera considers quoted securities as available for sale, with the unrealized gains and losses up to the date of sale recorded as a component of equity.

Financial liabilities are valued primarily at their amortized cost. Liabilities that are not held for trading and that are hedged against changes in fair value, however, are recorded at fair value.

Balances and transactions are hedged and hedge accounting is applied if the hedging actions have the express purpose of serving as a hedge, have a direct correlation to the hedged position and effectively hedge the position. An effective hedge produces financial effects that counteract the effects created by the position that is hedged.

TeliaSonera uses derivative instruments (interest and foreign currency interest rate swaps, forward contracts, etc.) primarily to control exposure to fluctuations in exchange rates and interest rates.

Derivatives and embedded derivatives, when their economic characteristics and risks are not clearly and closely related to other characteristics of the host contract, are recognized at fair value on the balance sheet. For fair value hedges, the effective and ineffective portions of the change in fair value of the derivative, along with the gain or loss on the hedged item attributable to the risk being hedged, are recorded in the income statement as incurred. The effective portion of the change in fair value of outstanding derivatives used to hedge anticipated cash flows is booked directly to equity until the underlying transaction is reflected in the income statement, at which time any deferred hedging gains or losses are recorded in earnings. The ineffective portion of the change in fair value of a derivative used as a cash flow hedge is recorded as incurred on the same line item as the gain or loss on the item being hedged.

Amounts to be paid or received as a result of foreign currency interest rate swaps or interest rate swaps, which are expressly intended to and do effectively hedge interest-bearing assets or liabilities as specified above, are recorded on an ongoing basis as an interest revenue or expense.

Derivatives used for hedging of foreign net investments are designated as cash flow hedges. Upon maturity of the derivative the accumulated change of value is retained in equity until the subsidiary is divested or closed down.

Derivative instruments that do not meet the criteria for hedge accounting are recorded on the balance sheet at fair value and changes in fair value are recorded in the income statement immediately.

Book value and fair value of interest-bearing financial instruments

The table below presents book values and fair values distributed by type of interest-bearing financial instrument based on the following prerequisites. Non-interest-bearing financial instruments, like accounts receivable from customers and accounts payable, are recorded at fair value and are not shown in the table.

The estimated fair value is based on market rates and generally accepted valuation methods. Values recorded are indicative and will not necessarily be realized.

The market value for publicly quoted associated companies is reduced by loans made by Group companies to the company in question. For leasing receivables, any credit losses arising are reduced by gains from the sale of equipment returned.

Market interest rates apply to other interest bearing long-term and current accounts receivable, including claims on associated companies and personnel. Thus, the book value of these items is regarded as corresponding to the fair value.

The values for interest rate swaps and foreign currency interest rate swaps include underlying principal and accrued interest. Swaps received and paid refer to the respective legs of a swap (c.f. notes “Financial Fixed Assets” and “Receivables”, and “Long-term Loans” and “Short-term Loans”, respectively).

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

	December 31,

	2002		2001		2000

SEK in millions	Book value	Fair value	Book value	Fair value	Book value	Fair value

Equity participations in associated companies	23,027	19,341	9,927	9,682	13,298	23,173
Other holdings of securities	1,164	1,164	426	426	635	412
Leasing receivables	7,581	7,493	6,947	6,859	6,490	6,422
Other long-term and short-term receivables	2,934	2,934	3,114	3,114	8,677	8,677
Short-term investments	1,192	1,192	197	197	93	93
Interest rate swaps received	8,666	8,666	673	673	—	—
Interest rate swaps paid	-8,139	-8,139	-646	-646	—	—
Foreign currency interest rate swaps received	12,298	12,298	12,629	12,629	—	—
Foreign currency interest rate swaps paid	-11,239	-11,239	-11,442	-11,442	—	—
Other currency derivatives	157	157	355	355	—	—

Assets	37,641	33,867	22,180	21,847	29,193	38,777

Provisions for pensions	224	224	2,358	2,358	3,525	3,525
Long-term loans	32,122	32,630	25,543	25,890	22,031	22,158
Short-term loans	12,680	12,717	4,030	4,044	13,462	13,483
Interest rate swaps received	-7,369	-7,369	-1,970	-1,970	-2,066	-2,085
Interest rate swaps paid	7,584	7,584	2,062	2,062	2,281	2,342
Foreign currency interest rate swaps received	-2,213	-2,213	-1,840	-1,840	-12,668	-12,855
Foreign currency interest rate swaps paid	2,428	2,428	1,901	1,901	11,831	12,220
Other currency derivatives	158	158	430	430	199	191

Liabilities	45,614	46,159	32,514	32,875	38,595	38,979
Less book value of:
- pensions	-224		-2,358		-3,525
- accrued interest	-500		-602		-829
- other currency derivatives	-158		-430		-199

Book value of interest-bearing liabilities	44,732		29,124		34,042

The market capitalizations of the Group’s holdings of publicly quoted shares as of the balance sheet date were as follows.

	December 31,

SEK in millions	2002	2001	2000

AS Eesti Telekom, Estonia	3,608	1,415	1,648
AB Lietuvos Telekomas, Lithuania	1,171	809	1,251
Turkcell Iletisim Hizmetleri A.S., Turkey	8,994	—	—
Netia Holdings S.A., Poland	200	129	2,448
Infonet Services Corp., USA	1,649	2,446	4,499
eBay Inc., USA	121	—	—
Digital Telecommunications Phils. Inc., Philippines	40	48	52
Eniro AB, Sweden	—	—	6,992
Scandinavia Online AB, Sweden	—	—	352
Eircom plc, Ireland	—	—	7,392
Other holdings	35	10	14

Total	15,818	4,857	24,648

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Principles of financing and financial risk management

TeliaSonera’s financing and financial risks are managed under the control and supervision of TeliaSonera’s Board of Directors. Financial management is centralized within the TeliaSonera Treasury unit of TeliaSonera AB, which functions as TeliaSonera’s internal bank and is responsible for the management of financing and financial risks.

TeliaSonera Treasury is responsible for Group-wide financial risk management including netting and pooling of capital requirements and payment flows. TeliaSonera Treasury also seeks to optimize the cost of risk management, which in certain cases may mean that an inter company transaction is not replicated with an identical transaction outside the Group. This means that situations may arise in which certain derivative transactions with parties outside the Group do not fully satisfy the requirements for hedge accounting. TeliaSonera Treasury’s deviation mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. TeliaSonera Treasury’s deviation mandate in the currency markets is currently capped at the equivalent of a nominal SEK +/-200 million. As of December 31, 2002, the risk mandate was utilized by less than SEK 50 million.

The TeliaSonera Group uses SEK as its accounting currency. TeliaSonera AB’s borrowings are therefore normally denominated in, or swapped into, SEK unless directly linked to international operations. Sonera Oyj’s borrowings are denominated in EUR.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. If the available loan form does not directly reflect the desired loan portfolio structure in terms of interest or currency, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps. Foreign currency interest rate swaps are normally used to hedge financial flows such as loans and investments longer than one year, while shorter terms are hedged using currency swaps or forward exchange contracts.

Liquidity and bank credit facilities

TeliaSonera’s policy is to have a strong liquidity position in terms of available cash and unutilized committed credit facilities. As of December 31, 2002, the surplus liquidity in TeliaSonera amounted to an equivalent of SEK 6,657 million. Cash surplus is deposited in banks or invested in short-term interest-bearing instruments with good credit ratings. At year-end no such investments were made in interest-bearing securities with maturities exceeding six months. In addition to available cash, TeliaSonera AB has a revolving credit facility, which is a committed syndicated bank credit facility with final maturity in July 2003, capped at USD 1,000 million and used for short-term financing and back-up purposes. This facility had not been utilized as of December 31, 2002. Sonera Oyj has two revolving credit facilities, with final maturity in March 2004 (capped facility amount of EUR 92 million) and April 2005 (capped facility amount of EUR 511 million), respectively. As of December 31, 2002, those facilities were utilized by an amount of EUR 92 million and EUR 200 million, respectively. In total, as of the balance sheet date, the available unutilized amount under committed bank credit lines was approximately SEK 12,000 million.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Open-market financing programs

As of December 31, 2002, the equivalent of USD 1,170 million (SEK 1,196 million in 2001) had been utilized of TeliaSonera AB’s Euro Medium Term Note (EMTN) program, an uncommitted international program aimed at long-term borrowing with a limit of USD 3,000 million (3,000). The average term to maturity was approximately 2.7 years.

TeliaSonera AB’s Euro Commercial Paper (ECP) program is an uncommitted international program aimed at short-term borrowing and has a limit of USD 1,000 million (1,000). As of December 31, 2002, the ECP program was not utilized (USD 100 million utilized in 2001).

In the Swedish market, TeliaSonera AB’s Flexible Term Note (FTN) program provides loan facilities, both short-term and long-term, on an uncommitted basis, of up to SEK 12,000 million (12,000). FTNs outstanding at December 31, 2002, totaled SEK 7,040 million (8,633), with an average remaining maturity of approximately 2.5 years.

Sonera Oyj has an EMTN program with a limit of EUR 3,000 million (3,000). As of December 31, 2002, the equivalent of EUR 1,800 million (2,150) was utilized under the EMTN program, with an average remaining maturity of approximately 2.6 years.

Sonera also has an ECP program with a limit of EUR 500 million (500). As of December 31, 2002, the equivalent of EUR 24 million (4) was utilized under the ECP program, with an average remaining maturity of approximately 0.3 years.

In addition to this Sonera has a domestic, Finnish, Commercial Paper (CP) program, aimed at short-term borrowing, with a limit of EUR 500 million (500). As of December 31, 2002, the CP program was not utilized (EUR 51 million utilized in 2001).

The intention is that TeliaSonera AB will make future refinancing of the outstanding Sonera debt, as well as new financing required for the Sonera operations.

Borrowings, maturity structure, interest rates and currencies

As of December 31, 2002, borrowings by TeliaSonera AB had a present value of SEK 21,294 million (SEK 24,888 million in 2001). The average cost for the year was approximately 5.7 (5.6) percent and the weighted average time to maturity of borrowings was approximately 2.4 years.

Borrowings by Sonera Oyj had a present value of EUR 2,406 million (3,509 in 2001) as of December 31, 2002. The average cost for the year was approximately 4.0 (4.0) percent and the weighted average time to maturity of borrowings was approximately 2.6 years.

The average cost of outstanding long-term and short-term borrowings as per the balance sheet date in the past three years was as follows.

	December 31,

%	2002	2001	2000

TeliaSonera AB (SEK)
Long-term borrowings	5.92	5.62	5.81
Short-term borrowings	5.48	5.03	4.38

Sonera Oyj (EUR)
Long-term borrowings	4.93	4.76	5.37
Short-term borrowings	4.81	4.28	5.43

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

As of December 31, 2002, the Group’s interest-bearing borrowings had the following maturity structure.

	TeliaSonera AB		Sonera
	(incl derivatives)		(incl derivatives)
SEK in millions						Other units
Maturity	Fixed rate	Floating rate	Fixed rate	Floating rate	Total	and derivatives	Group

2003	4,813	3,523	2,004	1,342	11,682	926	12,608
2004	831	—	111	3,943	4,885	585	5,470
2005	3,001	500	9,195	1,318	14,014	—	14,014
2006	4,248	1,909	3	—	6,160	153	6,313
2007	845	—	—	—	845	—	845
Later years	1,432	242	2,921	463	5,058	424	5,482

Total	15,170	6,174	14,234	7,066	42,644	2,088	44,732

Normally, borrowings by TeliaSonera AB denominated in foreign currencies are swapped into SEK. The exceptions are funds borrowed to finance the Group’s ventures abroad. TeliaSonera AB’s portfolio of interest rate swaps and foreign currency interest rate swaps as of December 31, 2002, 2001 and 2000 had a nominal value of SEK 15,721 million, SEK 16,595 million and SEK 14,491 million, respectively.

Sonera’s borrowings are denominated in EUR. The portfolio of Sonera’s interest rate swaps as of December 31, 2002, 2001 and 2000 had a nominal value of EUR 1,424 million, EUR 2,207 million and EUR 2,103 million, respectively. Sonera’s portfolio of interest options (cap) as of December 31, 2002, 2001 and 2000 had a nominal value of EUR 170 million, EUR 270 million and EUR 200 million, respectively.

As of the balance sheet date, the TeliaSonera Group’s long-term loan portfolio was composed of the following currencies, with Swedish krona equivalents based on swap contracts.

	December 31,

	2002		2001		2000

	For the respective currency

	Interest	Amount	Interest	Amount	Interest	Amount
Currency	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)

Swapped into SEK
EUR	6.1	731	5.8	1,231	6.1	906
DEM	6.1	113	5.4	283	5.8	278
GBP	—	—	6.2	48	6.2	35
JPY	5.0	3,000	5.3	6,000	6.0	2,574

Total SEK million	6.1	7,048	5.6	12,514	6.0	9,987
Swapped into EUR
USD	5.2	16	—	—	—	—
LTL	10.5	150	—	—	—	—
LTL	12.0	12	—	—	—	—

Total SEK million	9.3	571	—	—	—	—
Non-swapped
SEK	5.7	5,268	5.6	9,929	5.6	8,220
EUR	4.5	2,062	—	—	—	—
NOK	—	—	5.0	1,637	6.0	2,061
DKK	5.7	4	5.7	375	—	—
LKR	22.3	2,786	22.3	3,034	22.0	3,050
LVL	—	—	5.0	1	—	—
USD	—	—	8.7	0	8.7	11

Total SEK million		24,505		12,679		10,889

Total SEK million		32,124		25,193		20,876

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Financial risk management

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s income statement, balance sheet and/or cash flows. Foreign exchange risk can be divided into transaction exposure and conversion exposure. Transaction exposure is the risk that arises from net inflow or outflow of a foreign currency required by operations (exports and imports) and financing (interest and amortization). Conversion exposure is the risk that arises from equity in a foreign subsidiary or associated company that is denominated in a foreign currency and any goodwill arising from acquisitions.

Transaction exposure

During the last three years, TeliaSonera’s Swedish entities net foreign exchange outflow on a full-year basis was distributed as follows.

	January-December

	2002		2001		2000

	Amount in		Amount in		Amount in
Currency	SEK million	%	SEK million	%	SEK million	%

USD	1,320	82	2,138	71	2,377	60
EUR	376	23	382	12	1,161	30
GBP	137	8	214	7	199	5
NOK	3	0	92	3	127	3
DKK	-171	-10	22	1	-37	-1
Other currencies	-53	-3	175	6	107	3

Total equivalent value	1,612	100	3,023	100	3,934	100

For 2001 and 2000, recorded EUR values also include other EMU currencies. The net outflow in 2002 was the outcome of a gross outflow of SEK 4,241 million and a gross inflow of SEK 2,629 million.

The operational need to net purchase foreign currency, is primarily due to settlement deficits in international telecom traffic and the import of equipment and supplies.

Assuming an operational net transaction exposure equivalent to that for the year 2002, and provided that no hedging measures were taken, the negative impact on Group pre-tax income would be approximately SEK 16 million on a full-year basis if the Swedish krona weakened by one percentage point against all of the transaction currencies.

The TeliaSonera Group’s operational transaction exposure is not significant at present, but it is expected to increase over time. In order to limit earnings fluctuation, the general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. This hedging is primarily initiated via forward exchange contracts and refers to invoiced transactions. Financial flows, however, are usually hedged until maturity, even if that is longer than 12 months.

Foreign currency interest rate swaps are normally used to hedge financial flows such as loans and investments longer than one year, while shorter terms are hedged using currency swaps or forward exchange contracts. Currency options are also used from time to time.

Conversion exposure

TeliaSonera’s conversion exposure has increased significantly due to the merger with Sonera Oyj, and is expected to continue to grow due to on-going expansion of TeliaSonera’s operations outside of Sweden. TeliaSonera does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely convertible foreign currency of a country with smoothly functioning financial markets.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Net foreign assets are distributed as follows.

	December 31,

	2002		2001		2000

	Amount in		Amount in		Amount in
Currency	SEK million	%	SEK million	%	SEK million	%

EUR	53,594	46	17,744	32	13,659	25
NOK	30,310	26	28,190	51	26,303	48
USD	19,004	17	4,258	8	3,425	6
LTL	7,431	7	3,209	6	2,957	6
EEK	2,467	2	540	1	497	1
LVL	2,345	2	315	0	239	1
GBP	456	0	627	1	415	1
UGX	188	0	121	0	66	0
LKR	92	0	89	0	89	0
DKK	-72	-0	722	1	1,696	3
PLN	-1	-0	-71	-0	2,287	4
BRL	—	—	—	—	2,519	5
Other currencies	58	0	-21	-0	234	0

Total	115,872	100	55,723	100	54,386	100
of which hedged	—	—	496	1	10,239	19

For 2001 and 2000, recorded EUR values also include other EMU currencies.

If the Swedish krona weakened by one percentage point against the currencies related to net foreign assets, the positive impact on Group equity would be approximately SEK 1,150 million, based on the exposure as of December 31, 2002 and not including any potential negative equity impact due to TeliaSonera’s operational need to net purchase foreign currency.

Foreign-exchange derivatives

As of December 31, 2002, TeliaSonera’s portfolio of foreign currency interest rate swaps represented the following currencies and maturities. Amounts indicated include underlying principal and accrued interest.

						Later
SEK in millions	2003	2004	2005	2006	2007	years	Total

Foreign currency interest rate swaps, received
Buy EUR	4,620	—	3,021	2,597	—	1,527	11,765
Buy DEM	836	566	—	—	—	—	1,402
Buy GBP	710	—	—	—	—	—	710
Buy USD	—	324	—	88	—	—	412
Buy JPY	—	—	—	—	—	222	222

Total, received	6,166	890	3,021	2,685	—	1,749	14,511
Foreign currency interest rate swaps, paid
Total	-5,623	-925	-2,712	-2,756	—	-1,651	-13,667

Net position	543	-35	309	-71	—	98	844

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

As of December 31, 2002, the TeliaSonera Group’s portfolio of other foreign exchange derivatives hedging loans, investments, and operational transaction exposures represented the following currencies and maturities. Amounts indicated include underlying principal.

				Later
SEK in millions	2003	2004	2005	years	Total

Sell EUR	5,378	8	1	—	5,387
Sell DKK	4,895	—	—	—	4,895
Sell NOK	1,110	—	—	—	1,110
Sell USD	628	—	—	—	628
Sell GBP	553	—	—	—	553
Sell CZK	397	—	—	—	397
Sell LVL	100	—	—	—	100
Sell CHF	68	—	—	—	68
Sell PLN	56	—	—	—	56
Sell HUF	22	—	—	—	22
Sell LTL	16	—	—	—	16
Sell SGD	10	—	—	—	10
Sell HKD	1	—	—	—	1

Sell total	13,234	8	1	—	13,243
Buy EUR	-15,879	—	—	—	-15,879
Buy DKK	-2,896	—	—	—	-2,896
Buy NOK	-2,709	—	—	—	-2,709
Buy USD	-191	-6	—	—	-197
Buy GBP	-171	—	—	—	-171
Buy CHF	-26	—	—	—	-26
Buy LVL	-7	—	—	—	-7
Buy PLN	-2	—	—	—	-2

Buy total	-21,881	-6	—	—	-21,887

Net position	-8,647	2	1	—	-8,644

Interest rate risk

The TeliaSonera Group’s sources of funds are primarily shareholders’ equity, cash flows from operating activities, and borrowing. The interest-bearing borrowing exposes the Group to interest rate risk.

Interest rate risk is the risk that a change in interest rates will negatively affect the Group’s net interest income and/or cash-flows. TeliaSonera’s financial policy provides guidelines for interest rates and the average maturity of borrowings. The Group aims at balancing the estimated running cost of borrowing and the risk of significant negative impact on earnings, should there be a sudden, major change in interest rates. The Group’s policy is that the duration of interest of the debt portfolio should be from six months to four years.

If the available loan form does not directly reflect the desired loan portfolio structure, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps.

As of December 31, 2002, TeliaSonera AB and Sonera Oyj had interest-bearing liabilities of SEK 42,644 million with duration of interest of approximately 1.3 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 20,000 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately SEK 500 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2002.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

TeliaSonera AB has designated certain interest rate swaps as cash flow hedges to hedge against changes in the amount of future cash flows related to interest payments on existing liabilities. Hedge ineffectiveness related to outstanding cash flow hedges was immaterial and recorded to earnings during the year ended December 31, 2002. Net changes in fair value recorded in shareholders’ equity are presented in section “Fair value reserve” of note “Shareholders’ Equity, Earnings per Share.” There were no cash flow hedges discontinued during the year because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period.

As of December 31, 2002, the TeliaSonera Group’s portfolio of interest rate swap contracts was composed as follows. Amounts indicated include underlying principal and accrued interest.

						Later
SEK in millions	2003	2004	2005	2006	2007	years	Total

Interest received
Fixed interest rate	665	—	5,057	—	—	2,944	8,666
Floating interest rate	4,469	1,115	616	—	504	665	7,369

Total	5,134	1,115	5,673	—	504	3,609	16,035
Interest paid
Fixed interest rate	4,505	1,142	651	—	559	727	7,584
Floating interest rate	647	—	4,678	—	—	2,814	8,139

Total	5,152	1,142	5,329	—	559	3,541	15,723

Financing risk

TeliaSonera’s aggregate borrowings usually have a longer maturity than duration (principal is fixed longer than interest rates). This allows the Group to obtain the desired interest rate risk without having to assume a high financing risk. The Group’s policy is that the average maturity of borrowings should normally exceed 2 years. In order to reduce financing risk, the Group aims to spread loan maturity dates over a longer period.

TeliaSonera AB enjoys a strong credit rating, which enables the Group to easily obtain loan financing in the financial markets. Standard & Poor’s has assigned TeliaSonera AB a credit rating of A-1 for short-term borrowing and a rating of A for long-term borrowing. Standard & Poor’s ratings are on Credit-watch with Negative Implications. Moody’s has given TeliaSonera AB a P-1 for short-term borrowing and A2 for long-term borrowing, with a Negative Outlook.

TeliaSonera finances its operations chiefly by borrowing under its uncommitted open-market financing programs directly in Swedish and international money markets and capital markets. TeliaSonera AB and Sonera Oyj also uses bank financing, which represented approximately 15 percent of the Group’s total borrowing as of December 31, 2002. The open-market financing programs provide a cost-effective and flexible alternative to bank financing. Most of the open-market borrowing is at fixed interest rates, along with some floating rate notes.

Credit risk

TeliaSonera accepts only creditworthy counterparts for financial transactions such as interest rate swaps, foreign currency swaps and other transactions in derivatives. TeliaSonera requires each counterpart to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterpart depends on the rating of that counterpart.

As of December 31, 2002, the aggregate exposure to counterparts in derivatives was SEK 1,942 million, calculated as a net claim on each counterpart.

Any surplus cash is deposited in banks or invested in short-term interest-bearing instruments with good credit ratings. The permitted exposure to each counterpart depends on the rating of that counterpart.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The credit risk with respect to TeliaSonera’s trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior, if necessary completed by credit and business information from external sources. Bad debt expense in relation to consolidated net sales was 1.4 percent, 1.6 percent and 0.8 percent in 2002, 2001 and 2000, respectively.

Insurable risks

The insurance cover is governed by corporate guidelines. The business units and other units being responsible for assessing the risks decide the extent of actual cover. In the Swedish operations, the Group’s in-house insurance company Telia Försäkring AB manages all non-life and life insurances. Its risks are in part reinsured in the international reinsurance market.

31.	Contingent Assets, Collateral Pledged and Contingent Liabilities

	December 31,

SEK in millions	2002	2001	2000

Contingent assets	—	—	—

Collateral pledged
For derivative instruments:
Blocked funds in bank accounts	—	5	5
For deposits from customers:
Blocked funds in bank accounts	96	4	7
For off-balance sheet items:
Blocked funds in bank accounts	6	—	—
For long-term liabilities to credit institutions:
Real estate mortgages	20	—	—
Current receivables	42	—	—
Shares in Suntel Ltd.	90	82	—
Shares in OAO MegaFon	119	—	—

Total	373	91	12

Contingent liabilities
Credit guarantees on behalf of OAO MegaFon and Turkcell Holding A.S.	481	—	—
Performance guarantees on behalf of Xfera Móviles S.A.	3,760	—	—
Performance guarantees on behalf of Ipse 2000 S.p.A.	317	—	—
Other credit and performance guarantees, etc.	1,226	622	995
FPG/PRI, other pension guarantees	222	163	165
Other contingent liabilities	—	—	164

Total	6,006	785	1,324

Some loan covenants agreed limit the scope for divesting or pledging certain assets.

Under the shareholders’ agreement between the shareholders of Xfera, TeliaSonera has an existing capital commitment to Xfera of SEK 2,556 million (EUR 278 million) through 2004. Should TeliaSonera breach its obligations under the shareholders’ agreement, the non-breaching shareholders have the right to purchase all of TeliaSonera’s shares at fair value. Management believes that TeliaSonera’s investments pursuant to its contractual capital commitment of EUR 278 million will enable Xfera to meet the performance requirements in relation to its UMTS licence. Therefore, management does not expect that Sonera will have to make any additional significant payments with respect to its performance guarantees on behalf of Xfera commitments.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

TeliaSonera has a 47.1 percent holding in the associated company Turkcell Holding A.S. Turkcell Holding owns 51 percent of Turkcell Iletisim Hizmetleri A.S (Turkcell), which means that TeliaSonera’s indirect ownership in Turkcell through Turkcell Holding is 24.0 percent. Additionally, TeliaSonera has a direct ownership of 13.3 percent in Turkcell. As of December 31, 2002, Turkcell Holding had pledged approximately 39 percent of its shares in Turkcell, equal to approximately one-fourth of TeliaSonera’s total shareholding in Turkcell, to secure Turkcell’s loan financing. TeliaSonera’s directly owned shares in Turkcell are not pledged.

In December 1998, TeliaSonera’s subsidiary Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment (“Head Lease”) to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera (“Back Lease”). The ownership of the equipment, total book value of which was EUR 40 million, EUR 64 million and EUR 96 million as of December 31, 2002, 2001 and 2000, respectively, is retained with Sonera. Both the Head Lease receivables and the Back Lease obligations were settled at the inception of the lease agreements, and Sonera received a net cash consideration of USD 11 million (EUR 9 million) which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by Sonera under the lease agreements. The agreement is valid for 15 years, but Sonera has an option to terminate the agreement after 11 years after the inception of the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was USD 224 million.

32.	Legal Disputes and Regulatory Proceedings

In its normal course of business, TeliaSonera is involved in a number of legal disputes and regulatory proceedings, mainly involving claims arising out of commercial and competition law issues and regulatory matters, in particular regarding termination fees in mobile networks in Sweden and Finland. The pending legal, arbitration or regulatory proceedings that are most relevant to TeliaSonera are described briefly in this section.

In May 2002, the parties to Lattelekom arbitration stated their claims. Tilts Communications A/S, TeliaSonera’s wholly-owned Danish subsidiary, claims approximately EUR 152 million from the Republic of Latvia as compensation for losses sustained as a consequence of the shortening by the Republic of Latvia of the twenty-year exclusivity period granted to Lattelekom in 1994, and failure by the Republic of Latvia to ensure that telecommunications tariffs were fixed at contractually agreed levels. The Republic of Latvia has quantified counterclaims of approximately EUR 1,040 million, principally arising from the alleged failure by Tilts to digitalize the fixed network in Latvia and certain other alleged breaches by Tilts of its obligations. TeliaSonera considers that it has valid claims against the Republic of Latvia and will pursue these. TeliaSonera also believes that the counterclaims by the Republic of Latvia are unfounded and will vigorously defend itself against these counterclaims. TeliaSonera’s current holding in Lattelekom is 49 percent.

In July 2002, TeliaSonera was named as one of several defendants in a securities law class action suit relating to the initial public offering of Infonet Services Corp., in which TeliaSonera holds a 20 percent interest. The suit alleges, among other things, that the prospectus used in connection with Infonet’s initial public offering contained material misstatements or omissions relating to the AUCS business, a part of which was transferred by Unisource, a company in which TeliaSonera had a minority interest, to Infonet in 1999. The complaint seeks, among other things, compensatory damages and/or rescission, requesting, in particular, that the selling shareholders, including TeliaSonera, be required to disgorge profits allegedly gained through the sale of Infonet stock in the offering, which resulted in aggregate proceeds to the selling shareholders of over USD 400 million, including total proceeds of USD 53.8 million to TeliaSonera as a selling shareholder. TeliaSonera denies the allegations contained in the suit and intends to contest the suit vigorously.

In November 2002, TeliaSonera’s subsidiary Sonera Oyj was served a writ by Broadband Mobile ASA bankruptcy estate, claiming a total of NOK 332 million from the shareholders of Broadband Mobile (Sonera 50 percent). On December 18, 2002, Sonera filed a response to the writ with a district court in Norway. The hearing of the case is not expected to take place until at the end of 2003.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Post- och Telestyrelsen (PTS, the Swedish National Post and Telecom Agency) has upheld a claim brought by Tele2 that TeliaSonera must reimburse Tele2 for all mobile traffic transferred by TeliaSonera to Tele2’s mobile network. PTS also ruled that TeliaSonera is entitled to be reimbursed from Tele2 and the other Swedish operators who have transferred mobile traffic on to TeliaSonera’s network. After prevailing in the lower administrative court in this matter, Tele2 brought an action in the Swedish civil courts seeking reimbursement. TeliaSonera has subsequently paid to Tele2 certain amounts for the mobile traffic transfers at issue in this matter. TeliaSonera has appealed the decision of PTS and the case is currently under review by the Swedish Administrative Court of Appeal. Tele2’s civil action in this matter has been stayed pending the decision of the Swedish Administrative Court of Appeal. In TeliaSonera’s view, the type of transfer in question does not constitute an interconnection between TeliaSonera and Tele2 and consequently, is not subject to the reimbursement provisions under the Telecommunications Act. Should the ruling of PTS stand, TeliaSonera would be required to reimburse Tele2 for the full amounts of its claim as well as for other such traffic transferred by TeliaSonera onto the networks of other mobile operators in Sweden. TeliaSonera would in turn be entitled to claim corresponding amounts from other operators. The aggregate credit risk is estimated to be approximately SEK 339 million.
33.	Cash Flow Information

Financial items

Interest received and interest paid for each year was as follows.

	January-December

SEK in millions	2002	2001	2000

Interest received	1,054	1,558	1,510
Interest paid	-1,772	-2,060	-1,226

Net position	-718	-502	284

Income taxes

Income taxes paid for the years 2002, 2001 and 2000, totaled SEK 122 million, SEK 631 million and SEK 2,700 million, respectively.

Acquisitions and divestitures

The TeliaSonera Group is continually restructured through the acquisition and divestiture of subsidiaries and lines of business as well as associated companies and companies outside the Group. The market value of assets and liabilities assumed in subsidiaries and the total cash flow from acquisitions were broken down as follows.

	January-December

SEK in millions	2002	2001	2000

Intangible fixed assets	35,621	448	22,952
Tangible fixed assets	13,532	1,291	2,431
Financial fixed assets, accounts receivable, inventories etc.	42,241	87	1,231
Cash and cash equivalents	900	1	1,861
Minority interests	-2,179	—	—
Provisions	-4,250	-106	-89
Long-term liabilities	-19,711	-698	-2,351
Current liabilities	-9,627	-427	-1,079

Total purchase price	56,527	596	24,956
Less purchase price consideration in terms of new share issue	-56,527	—	—
Less cash and cash equivalents in acquired group companies	-900	-1	-1,861

Cash flow from acquired group companies, net	-900	595	23,095
Purchase price for other acquisitions	537	1,646	7,746

Cash flow from acquisitions	-363	2,241	30,841

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The market value of assets and liabilities transferred in subsidiaries and the total cash flow from divestitures were broken down as follows.

	January-December

SEK in millions	2002	2001	2000

Intangible fixed assets	—	2,028	8,296
Tangible fixed assets	2	898	387
Accounts receivable, inventories etc.	3	2,870	2,396
Cash and cash equivalents	32	582	31
Provisions	-0	-994	—
Long-term liabilities	—	-1,740	-81
Current liabilities	-19	-2,416	-2,679

Total sales price	18	1,228	8,350
Less cash and cash equivalents in divested group companies	-32	-582	-31
Repayment of loans in group companies divested	1	1,115	761

Cash flow from divested group companies, net	-13	1,761	9,080
Sale price for other divestitures	1,284	13,870	245

Cash flow from divestitures	1,271	15,631	9,325

Non-cash transactions

Sonera

The merger with Sonera was effected through an exchange of shares (see note “Merger with Sonera Oyj”).

Vehicles

TeliaSonera leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the year entailed a non-cash investment of SEK 44 million.

Infrastructure/capacity swaps

Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. As of December 31, TeliaSonera had, through non-cash swapping, net received infrastructure and network capacity with a book value of SEK 54 million.

AUCS

Claims of SEK 187 million on the associated company AUCS Communications Services were converted to equity in the company during the year.

Infonet

Options were converted to shares in the associated company Infonet Services Corp. during the year. The resulting dilution of TeliaSonera’s ownership interest yielded a non-cash capital gain of SEK 30 million.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Cash and cash equivalents

Investments with maturities up to and including three months are combined with Cash and bank to produce the item Cash and cash equivalents, as follows.

	December 31,

SEK in millions	2002	2001	2000

Investments	2,634	7,405	85
Cash and bank	2,831	1,518	1,352

Cash and cash equivalents	5,465	8,923	1,437

Other

Gross investments by class of asset, changes in net interest-bearing liabilities and changes in capital employed and operating capital over the last seven-year period are recorded below.

Gross investments are broken down by business segments in the notes “Business Area Breakdown” and “Geographic Segment Breakdown.”

Operating cash flow and non-cash transactions for the year are broken down by business segment as follows.

	January-December 2002

	Operating
	cash flow	Non-cash transactions
	(SEK in millions)	(see above)

Telia Mobile	4,071	Vehicles
Telia Internet Services	-322	Vehicles
Telia International Carrier	-3,358	Infrastructure/capacity swaps, vehicles
Telia Networks	8,072	Vehicles
Group-wide	-2,939	AUCS, Infonet, vehicles
Sonera	924	Sonera
Baltic entities	448	Sonera

Total	6,896

Operating cash flows for business segments Sonera and Baltic entities include cash and cash equivalents acquired.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

	January-December
Gross investments by class of asset
SEK in millions	2002	2001	2000	1999	1998	1997	1996

Goodwill	30,929	448	22,893	335	223	50	740
Other intangible assets	5,119	1,316	509	373	248	233	317
Real estate properties	237	269	552	53	370	1,478	477
Machinery and equipment	8,989	16,128	15,519	7,275	7,045	7,926	7,510
Fixed networks	4,527	7,022	4,115	3,364	2,158	3,023	3,367
Mobile networks	2,336	2,124	1,411	1,166	1,273	1,360	1,188
Other machinery and equipment	2,126	6,982	9,993	2,745	3,614	3,543	2,955
Shares and participations	9,164	2,574	8,269	4,109	3,852	1,177	1,964

Total (Notes 34, 35)	54,438	20,735	47,742	12,145	11,738	10,864	11,008
of which CAPEX	14,345	17,713	16,580	7,701	7,663	9,637	8,304
of which Acquisitions	40,093	3,022	31,162	4,444	4,075	1,227	2,704

	December 31,
Change in net interest-bearing liability
SEK in millions	2002	2001	2000	1999	1998	1997	1996

Opening balance	10,661	20,235	7,527	6,767	14,609	13,534	12,065
Increase (+)/Decrease (-) in long-term loans	6,931	4,317	11,753	2,632	-591	2,658	2,404
Increase (+)/Decrease (-) in short-term loans	8,677	-9,235	6,232	-128	-669	2,318	2,920
Increase (-)/Decrease (+) in short-term investments	3,776	-7,424	1,086	-1,062	315	-345	586
Increase (-)/Decrease (+) in cash and bank	-1,313	-166	-839	-32	561	-87	-371

Change in net debt	18,071	-12,508	18,232	1,410	-384	4,544	5,539
Increase (-)/Decrease (+) in interest-bearing receivables	-1,564	4,101	-5,803	-2,163	-2,258	-298	-426

Change in net borrowings	16,507	-8,407	12,429	-753	-2,642	4,246	5,113
Increase (+)/Decrease (-) in pension provisions	-2,134	-1,167	279	1,513	-5,200	-3,171	-3,644

Change in net interest-bearing liability	14,373	-9,574	12,708	760	-7,842	1,075	1,469

Closing balance	25,034	10,661	20,235	7,527	6,767	14,609	13,534

	December 31,
Capital employed and operating capital
SEK in millions	2002	2001	2000	1999	1998	1997	1996

Fixed assets	172,812	94,914	91,340	53,487	49,198	49,471	47,399
Current assets	33,844	33,277	31,375	23,117	18,080	16,439	15,116
Non-interest-bearing liabilities	-29,569	-25,871	-21,014	-16,956	-16,436	-13,042	-13,901
Non-interest-bearing provisions	-18,182	-10,749	-7,826	-7,242	-6,002	-5,329	-4,042
Non-interest-bearing financing	-47,751	-36,620	-28,840	-24,198	-22,438	-18,371	-17,943
Dividend (for 2002 as proposed by the Board)	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152

Total capital employed	157,035	90,971	92,374	50,936	43,440	46,329	43,420

Shareholders’ equity	108,829	59,885	55,988	32,893	29,344	25,487	24,413
Less dividend (for 2002 as proposed by the Board)	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152
Minority capital	5,120	204	320	210	210	306	218
Long-term interest-bearing liabilities	32,124	25,193	20,876	9,123	6,491	7,082	4,424
Current interest-bearing liabilities	12,608	3,931	13,166	6,934	7,062	7,731	5,413
Provisions for pensions	224	2,358	3,525	3,246	1,733	6,933	10,104
External financing	44,956	31,482	37,567	19,303	15,286	21,746	19,941

Total financing	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Interest-bearing financial fixed assets	-8,419	-7,510	-4,968	-5,563	-5,561	-4,401	-4,058
Interest-bearing current assets	-11,503	-13,311	-12,364	-6,213	-2,958	-2,736	-2,349

Operating capital (Notes 34, 35)	137,113	70,150	75,042	39,160	34,921	39,192	37,013

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

34.	Business Area Breakdown

The Group’s operations are managed and reported primarily by business area. Business area consolidation is based on the same principles as that for the Group as a whole. Intersegment transfers are based on commercial terms. A number of organizational changes were carried out in 2002, 2001 and 2000, with operations shifted between the existing business areas. Comparative years have been restated in order to reflect current Group management and reporting.

Telia Mobile is responsible for mobile networks and mobile services in the Nordic countries, the Baltic states and Russia.

Telia Internet Services is responsible for Internet accesses and Internet services in Sweden and Denmark.

Telia International Carrier is responsible for international carrier operations. In 2002 and 2001, the book value of the business area was written down by SEK 6,131 million and SEK 3,027 million, respectively (see also note “Restructuring Costs”).

Telia Networks is responsible for fixed network operations in Sweden, Denmark, Poland and the Baltic states. In 2002 the book value of assets related to the Danish operations was written down and discarded by SEK 3,033 million (see also note “Restructuring costs”).

Group-wide includes business unit Telia Holding, which is responsible for the Group’s stakes and interests outside of the core businesses. The operations in the business unit are being gradually divested through sales or partial divestiture. Group-wide also includes corporate staff, and Group-wide support units and initiatives (programs). Furthermore, eliminations of intersegment transfers and similar items are reported under Group-wide.

Sonera includes all operations in Sonera Oyj and the Sonera Group since December 3, 2002 (see note “Merger with Sonera Oyj”).

Baltic entities comprises all operations in AB Lietuvos Telekomas, UAB Omnitel and Latvijas Mobilais Telefons SIA and their respective subsidiaries since December 3, 2002. As a consequence of the merger with Sonera Oyj, these Baltic entities became consolidated subsidiaries in the TeliaSonera Group.

Besides net sales and operating income, principal segment control and reporting concepts are underlying EBITDA and operating capital, respectively (see note “Definitions” and note “Reconciliation of Underlying EBITDA to Operating Income”). No income statement items below operating income have been allocated to reportable segments.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

January-December 2002 or December 31, 2002

		Internet	International			of which		Baltic
SEK in millions	Mobile	Services	Carrier	Networks	Group-wide	Holding	Sonera	entities	Group

Net sales	21,638	4,206	5,188	33,154	-7,074	1,814	1,836	535	59,483
External net sales	20,163	4,174	4,369	27,263	1,169	906	1,813	532	59,483
Underlying EBITDA	6,123	-486	-1,287	11,090	-524	426	531	245	15,692
Depreciation, amortization &
write-downs	-4,422	-611	-5,960	-8,682	-528	-462	-465	-176	-20,844
Items not reflecting underlying
business operations	-357	-135	-4,780	-979	265	215	-232	-53	-6,271
Income from associated companies	321	-56	0	66	48	48	149	0	528
Operating income	1,665	-1,288	-12,027	1,495	-739	227	-17	16	-10,895
Operating capital	34,534	925	1,280	21,474	-5,689	2,229	73,871	10,718	137,113
of which Segment assets	41,062	2,435	9,985	32,081	4,752	7,352	84,510	11,914	186,739
of which Segment liabilities	-6,528	-1,510	-8,705	-10,607	-10,441	-5,123	-10,639	-1,196	-49,626
Equity participation in associates	1,915	4	0	354	3,087	3,092	17,665	2	23,027
Investments	2,605	418	1,034	3,862	1,177	810	42,363	2,979	54,438
of which CAPEX	2,369	384	1,034	3,859	675	309	5,339	685	14,345
Number of employees	4,305	1,376	736	7,268	2,223	1,425	7,639	5,626	29,173
Average number of full-time employees	4,442	1,310	783	7,318	2,265	1,457	675	484	17,277

January-December 2001 or December 31, 2001 (restated)

		Internet	International			of which
SEK in millions	Mobile	Services	Carrier	Networks	Group-wide	Holding	Group

Net sales	19,830	3,305	4,632	34,065	-4,636	10,680	57,196
External net sales	17,857	3,288	3,652	29,159	3,240	3,072	57,196
Underlying EBITDA	4,705	-970	-1,569	11,710	-961	265	12,915
Depreciation, amortization & write-downs	-3,385	-606	-3,589	-5,422	-973	-886	-13,975
Items not reflecting underlying
business operations	-49	-28	-1	-71	533	-209	384
Income from associated companies	361	-45	0	-2,363	8,183	8,233	6,136
Operating income	1,632	-1,649	-5,159	3,854	6,782	7,403	5,460
Operating capital	36,499	1,401	8,652	30,795	-7,197	287	70,150
of which Segment assets	42,810	2,810	14,074	39,525	8,151	1,296	107,370
of which Segment liabilities	-6,311	-1,409	-5,422	-8,730	-15,348	-1,009	-37,220
Equity participation in associates	3,061	22	0	3,488	3,356	3,356	9,927
Investments	4,979	903	5,037	7,129	2,687	2,744	20,735
of which CAPEX	4,341	836	5,037	6,767	732	788	17,713
Number of employees	4,813	1,369	777	7,910	2,280	1,576	17,149
Average number of full-time employees	4,857	1,257	671	7,693	10,501	9,729	24,979

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

January-December 2000 or December 31, 2000 (restated)

		Internet	International			of which
SEK in millions	Mobile	Services	Carrier	Networks	Group-wide	Holding	Group

Net sales	16,024	2,793	4,068	37,782	-6,603	18,932	54,064
External net sales	13,791	2,501	3,124	28,379	6,269	6,057	54,064
Underlying EBITDA	3,285	-1,201	-423	11,515	-89	1,535	13,087
Depreciation, amortization & write-downs	-1,965	-191	-199	-4,786	-1,081	-960	-8,222
Items not reflecting underlying business operations	20	106	1	1,341	6,870	6,211	8,338
Income from associated companies	166	-21	-20	-1,309	-13	-13	-1,197
Operating income	1,506	-1,307	-641	6,761	5,687	6,773	12,006
Operating capital	32,644	1,157	6,694	30,252	4,295	9,393	75,042
of which Segment assets	37,214	2,321	11,259	39,778	14,811	16,154	105,383
of which Segment liabilities	-4,570	-1,164	-4,565	-9,526	-10,516	-6,761	-30,341
Equity participation in associates	2,018	4	1	5,453	5,822	5,822	13,298
Investments	25,921	985	6,228	7,369	7,239	7,040	47,742
of which CAPEX	2,267	912	6,100	5,144	2,157	2,300	16,580
Number of employees	4,700	1,132	611	8,319	15,106	14,281	29,868
Average number of full-time employees	4,320	1,017	510	8,093	16,367	15,526	30,307

35.	Geographic Segment Breakdown

The Group’s operations are managed and reported secondarily by geographic market. Consolidation by country is based on the same principles as for the Group as a whole.

Other Nordic countries are Finland, Denmark and Norway. The Baltic region is Estonia, Latvia, Lithuania, Poland and northwestern Russia.

January-December 2002 or December 31, 2002

		Other Nordic	Baltic	Rest of	Rest
SEK in millions	Sweden	countries	region	Europe	of world	Group

External net sales	44,820	10,859	772	2,003	1,029	59,483
Depreciation, amortization and write-downs	-8,953	-7,789	-206	-3,511	-385	-20,844
Income from associated companies	-354	-1	234	352	297	528
Operating income	1,640	-7,157	189	-5,678	111	-10,895
Operating capital	16,911	57,240	29,219	10,752	22,991	137,113
of which Segment assets	43,968	74,500	31,179	11,345	25,747	186,739
of which Segment liabilities	-27,057	-17,260	-1,960	-593	-2,756	-49,626
Equity participation in associates	1,002	523	11,790	770	8,942	23,027
Investments	5,529	30,575	6,099	1,072	11,163	54,438
of which CAPEX	5,101	7,243	775	677	549	14,345
Number of employees	12,669	8,817	5,909	393	1,385	29,173
Average number of full-time employees	12,593	3,139	591	370	584	17,277

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

January-December 2001 or December 31, 2001

		Other Nordic	Baltic	Rest of	Rest
SEK in millions	Sweden	countries	region	Europe	of world	Group

External net sales	46,348	8,113	133	1,667	935	57,196
Depreciation, amortization and write-downs	-7,975	-2,788	-23	-2,920	-269	-13,975
Income from associated companies	5,497	-22	-1,923	-246	2,830	6,136
Operating income	12,403	-2,483	-1,967	-4,474	1,981	5,460
Operating capital	24,218	34,289	5,623	5,647	373	70,150
of which Segment assets	48,862	39,549	5,807	8,919	4,233	107,370
of which Segment liabilities	-24,644	-5,260	-184	-3,272	-3,860	-37,220
Equity participation in associates	557	-3	5,508	1,568	2,297	9,927
Investments	10,122	5,136	1,271	3,661	545	20,735
of which CAPEX	8,668	4,752	83	3,611	599	17,713
Number of employees	13,365	2,739	196	352	497	17,149
Average number of full-time employees	20,922	2,880	201	411	565	24,979

January-December 2000 or December 31, 2000

		Other Nordic	Baltic	Rest of	Rest of
SEK in millions	Sweden	countries	region	Europe	world	Group

External net sales	46,469	5,094	137	1,292	1,072	54,064
Depreciation, amortization & write-downs	-6,581	-1,312	-19	-107	-203	-8,222
Income from associated companies	219	-9	-206	513	-1,714	-1,197
Operating income	14,274	-256	-160	-50	-1,802	12,006
Operating capital	26,287	30,739	7,103	4,741	6,172	75,042
of which Segment assets	50,620	33,676	7,121	7,392	6,574	105,383
of which Segment liabilities	-24,333	-2,937	-18	-2,651	-402	-30,341
Equity participation in associates	718	32	6,988	1,112	4,448	13,298
Investments	10,578	25,527	2,865	3,602	5,170	47,742
of which CAPEX	9,714	2,573	65	3,420	808	16,580
Number of employees	24,904	3,754	174	408	628	29,868
Average number of full-time employees	25,285	3,022	634	606	760	30,307

36.	Human Resources

Employees, salaries, and social security expenses

The merger with Sonera resulted in a substantial increase in the number of employees. At year-end, the TeliaSonera Group had 29,173 (17,149) employees. The breakdown by business segment is presented in note “Business Area Breakdown.” Due to ongoing streamlining efforts the number of employees in Sweden decreased by 696. Outside Sweden, the number of employees increased by 12,720 (see also note “Geographic Segment Breakdown”).

Adjusted for operations acquired and divested, the number of employees decreased by 889, of which 482 in Sweden.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The average number of full-time employees was as follows.

	January-December

	2002		2001		2000

Country	Total	of which men	Total	of which men	Total	of which men

Sweden	12,593	6,679	20,922	13,111	25,383	15,776
Finland	1,142	647	775	443	999	598
Denmark	1,251	838	1,369	883	1,586	954
Norway	746	499	736	478	477	252
Estonia	3	2	—	—	162	79
Latvia	143	94	77	47	207	138
Lithuania	445	265	40	33	172	100
Russia	75	53	72	51	263	136
Belarus	—	—	—	—	80	26
Ukraine	—	—	—	—	76	37
United Kingdom	170	104	211	128	182	107
Germany	68	55	73	56	35	27
United States	81	68	134	95	89	68
Sri Lanka	383	313	382	315	365	301
Rest of world	177	114	188	143	231	187

Total	17,277	9,731	24,979	15,783	30,307	18,786

The Swedish operations were conducted virtually throughout the country, and operations overseas in 30, 28 and 39 countries during the years 2002, 2001 and 2000, respectively.

Salaries and other remuneration, along with social security expenses, were as follows.

	January-December

SEK in millions	2002	2001	2000

Salaries and other remuneration	6,732	8,852	9,543
Social security expenses
Employer’s social security contributions	1,804	2,614	3,055
Pension expenses	934	555	429
Contractual pensions for early retirement	37	58	472

Total	2,775	3,227	3,956

Total	9,507	12,079	13,499

Pension expenses for the Board of Directors and CEO totaled SEK 39 million, SEK 43 million and SEK 49 million for the years 2002, 2001 and 2000, respectively.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Salaries and other remuneration were divided between corporate officers and other employees as follows.

	January-December

SEK in millions	2002			2001			2000

	Board and CEO			Board and CEO			Board and CEO
	(of which		Other	(of which		Other	(of which		Other
Country	bonuses etc.)		employees	bonuses etc.)		employees	bonuses etc.)		employees

Sweden	76	(19)	4,766	68	(9)	7,010	96	(14)	8,048
Finland	9	(3)	379	3	(1)	251	5	(0)	223
Denmark	9	(1)	591	14	(1)	621	15	(1)	587
Norway	7	(2)	456	6	(1)	383	4	(0)	215
Estonia	0	(0)	0	—		—	1	(0)	4
Latvia	0	(0)	20	0	(0)	10	1	(0)	12
Lithuania	1	(0)	38	0	(0)	5	1	(0)	22
Russia	0	(0)	11	1	(0)	6	2	(0)	8
Belarus	—		—	—		—	0	(0)	2
Ukraine	—		—	—		—	0	(0)	0
United Kingdom	3	(1)	113	4	(1)	118	3	(0)	76
Germany	0	(0)	43	4	(0)	44	2	(0)	20
United States	7	(1)	80	13	(0)	131	5	(1)	67
Sri Lanka	0	(0)	28	2	(0)	27	2	(-)	24
Rest of world	6	(0)	89	6	(1)	125	8	(1)	90

Total	118	(27)	6,614	121	(14)	8,731	145	(17)	9,398

Remuneration to corporate officers

Policies

As resolved by the Annual General Meeting, remuneration is paid to the chairman of the Board and directors in the amount of SEK 500,000 per year to the chairman and SEK 200,000 per year to each elected director. No separate remuneration is paid to directors for committee work. Directors appointed as employee representatives are not remunerated.

Remuneration to the chief executive officer and other corporate officers consists of a base salary, certain taxable benefits, variable salary, and pension benefits. Employee stock options have been allotted to other corporate officers on terms equal to those applicable to other employees. “Other corporate officers” refers to the ten individuals who, along with the chief executive officer, constituted Telia group executive management up to December 9, 2002.

Variable salary to the chief executive officer is capped at an amount equal to 50 percent of the base salary. For other corporate officers, the variable salary is capped at 35 percent of the base salary. Variable salary is based on the financial performance of the group and individual performance objectives.

Remuneration to the chief executive officer and other corporate officers as described above is paid as part of each individual’s total remuneration package. Remuneration to the chief executive officer as per the table below refers to the period July up to and including December 2002.

Remuneration and other benefits during the year

	Base salary/	Variable	Other	Pension	Financial	Other
SEK	board remuneration	salary	benefits	expense	instruments	remuneration	Total

Chairman of the Board	481,456	—	—	—	—	—	481,456
Chief executive officer	2,834,027	—	530,372	2,368,640	—	—	5,733,039
Other corporate officers (10 individuals)	22,977,384	7,680,179	534,154	15,194,601	—	—	46,386,318

Total	26,292,867	7,680,179	1,064,526	17,563,241	—	—	52,600,813

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Comments on the table:

•	Other benefits refer chiefly to company car benefit and, for the chief executive officer, reimbursement of the costs of relocation to Sweden.

•	The group provides only defined benefit pension plans. Pension expense refers to the expense that affected earnings for the year. See below for further disclosures concerning the terms and conditions of pensions.

The retiring chief executive officer Marianne Nivert was paid SEK 6,014,757 in salary and other benefits during the year, of which SEK 1,804,000 as a bonus for 2001. For the period September up to and including December 2002, pension benefits in the amount of SEK 1,262,736 have been paid to Ms Nivert, corresponding to the committed 70 percent of the salary.

Stock options

Each of the other corporate officers has been allotted 1,000 employee stock options in the 2001 option program on terms equal to those applicable to other employees of the Group. The options are exercisable during the period between May 31, 2003 and May 31, 2005. The exercise price is set to SEK 69 per share. There were no additional option programs during 2002.

Bonuses

The chief executive officer will not be paid a bonus for 2002. Bonuses were paid to other corporate officers corresponding to approximately 30 percent of the base salary. Bonuses paid in 2002 were based on the financial performance of the Group, financial performance in each officer’s area of responsibility, and individual performance objectives for 2001.

Pensions

The age of retirement for the chief executive officer Anders Igel is 60. Pension benefits shall equal 70 percent of pensionable salary earned between age 60 and 65. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits for that part of salary exceeding 20 base amounts, so that the total pension equals 50 percent of the pensionable salary. Pensionable salary includes base salary. All pension benefits are unassailable, i.e., are not subject to conditions concerning future employment.

The age of retirement for other corporate officers varies between 60 and 62. Pension benefits shall equal 70 percent of pensionable salary earned between age 60 (62) and 65. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits, amounting to 32.5 percent of the pensionable salary, for that part of salary exceeding 20 base amounts. Pensionable salary includes base salary and bonus. All pension benefits are unassailable, i.e., are not subject to conditions concerning future employment.

Severance pay

The contract between the company and the chief executive officer requires both parties to provide six months’ notice of resignation or termination of employment. Upon termination by the company, the chief executive officer shall be entitled to severance pay equal to his fixed monthly salary for a period of 24 months. Other income shall be deducted from the severance amount. If the chief executive officer resigns his position, he shall not be entitled to severance pay.

The contract between the company and other corporate officers requires a period of notice of six months from the employee and 12 months from the company with respect to resignation or termination of employment. Upon termination by the company, corporate officers shall be entitled to severance pay equal to 12 months’ salary. Other income shall be deducted against the severance amount. If a corporate officer resigns his or her position, he or she shall not be entitled to severance pay.

Planning and decision process

Remuneration to the chief executive officer for fiscal 2002 was decided by the Board of directors based on the recommendation of the compensation committee.

Remuneration to other corporate officers is decided by the chief executive officer in consultation with the compensation committee.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Stock-Based Compensation

General

At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Under current IAS, TeliaSonera does not record an expense with respect to these option schemes. The option schemes are described below, together with pro forma information regarding net income and earnings per share, determined as if TeliaSonera had accounted for its stock options at fair value.

Summarized information about warrants outstanding as of December 31, 2002 by exercise price is as follows.

	Outstanding		Of which exercisable

		Remaining		Remaining
Exercise price	Number of	contractual life	Number of	contractual life
SEK	warrants	in years	warrants	in years

33.64	2,286,000	7.4	—	—
49.09	3,660,584	7.4	—	—
69.00	14,302,000	2.4	—	—
72.02	5,798,880	2.5	5,798,880	2.5
108.17	122,400	5.4	—	—
132.82	5,145,708	2.5	—	—
347.38	9,733,400	5.4	—	—

The fair value for these options has been estimated at the date of grant using a Black-Scholes option-pricing model. The estimated fair value of the options is amortized to expense over the options’ vesting period. TeliaSonera’s aggregate pro forma information is as follows.

SEK in millions	2002	2001

Reported net income	-8,067	1,869
Less: Compensation expense	-121	-91
Pro forma net income	-8,188	1,778
Pro forma basic and diluted loss/earnings per share (SEK)	-2.62	0.59

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because most of TeliaSonera’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

2001 Employee stock option program (ESOP)

The 2001 Annual General Meeting voted in favor of establishing an employee stock option program involving issue of debt instruments with option rights to subscribe to shares in TeliaSonera AB. The employee stock options were allotted free of charge and all employees affected will be given 1,000 options.

The program covers a total of no more than 21,000,000 options that entitle the holder to acquire an equal number of shares in TeliaSonera AB. Option holders may exercise their options no earlier than May 31, 2003 and no later than May 31, 2005. Furthermore, a maximum of 6,500,000 options may be transferred to the market in order to counteract the effect of payroll overhead incurred by the options program. Payroll overhead will then be charged to expense, while consideration for options issued will be booked directly to shareholders’ equity.

If fully exercised, the ESOP will entail an increase in share capital of no more than SEK 88 million, equal to a 0.6 percent increase in the number of shares. The exercise price has been set at SEK 69. The terms of the ESOP may be recalculated as a consequence of share issues, etc.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The fair value for these options, estimated at the date of grant, was SEK 273 million. For the years ended December 31, 2002 and 2001, compensation costs amortized over the vesting period amounted to SEK 121 million and SEK 91 million, respectively.

The fair value was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions.

	2002	2001

Fair market value of underlying share (SEK)	45.60	62.00
Expected volatility of underlying share (%)	50.0	47.3
Expected dividend yield (%)	0.4	0.3
Risk-free interest rate for expected term (%)	4.59	4.24
Expected life of options (years)	2.4	3.0

A summary of the 2001 stock option activity, and related information for the years ended December 31, 2002 and 2001 is presented below.

		Weighted average	Weighted average
	Number of	exercise price	fair value
	options	(SEK)	(SEK)

Options outstanding at December 31, 2000	—	—
Granted (exercise price higher than the share market price)	16,200,000	69	20,08
Exercised	—	—
Forfeited	-900,000	69
Options outstanding at December 31, 2001	15,300,000	69
Granted (exercise price higher than the share market price)	592,000	69	9,02
Exercised	—	—
Forfeited	-1,590,000	69
Options outstanding at December 31, 2002	14,302,000	69
Options exercisable at December 31,
2001	—	—
2002	—	—

The exercise price for options outstanding as of December 31, 2002 was SEK 69. The weighted-average remaining contractual life of those options is 2.4 years.

2002 stock option scheme — series 2002/2005:A-B

On November 4, 2002, the extraordinary General Meeting of Telia AB (now TeliaSonera AB) adopted a resolution to issue a maximum of 7,500,000 warrants of series 2002/2005:A and a maximum of 5,846,847 of series 2002/2005:B warrants in exchange for Sonera warrants of series 1999A and 1999B, respectively. Information on the number of warrants etc. under the 2002/2005 option scheme is as follows.

	Number of warrants

	Issued in the	Issued in the	Exercise price
Series	exchange offer	redemption offer	per share (SEK)	Subscription period

2002/2005:A	5,798,880	157,870	72.02	June 1, 2001 — June 30, 2005
2002/2005:B	5,145,708	132,082	132.82	June 1, 2003 — June 30, 2005

Total	10,944,588	289,952

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Each warrant entitles the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. If fully exercised, the 2002/2005 option scheme will entail an increase in share capital of no more than SEK 55 million, equal to a 0.4 percent increase in the number of shares. The exercise price as well as the number of new shares that each warrant entitles to subscribe for may be recalculated as a consequence of share issues, cash dividends, etc.

Series A warrants are exercisable. On December 9, 2002, series A warrants were listed on the Helsinki Exchanges, and an employee can sell series A warrants on the stock exchange, at a price determined by public quotes.

The subscription rights can be exercised with series B warrants provided that Sonera’s cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2002 is at least EUR 1.66 and that Sonera’s operating profit in relation to net sales (under Finnish GAAP) is at least 15 percent, on the average, during the same period; and finally that the employee does not leave Sonera before June 1, 2003 (for other than retirement or death).

For Sonera’s top management, exercise of the series B warrants is also contingent upon Sonera’s share price development exceeding the reference index for a peer group of companies.

Should the said parameters not be reached due to a corporate acquisition or restructuring or other similar material changes, the Board of Directors of TeliaSonera AB shall evaluate the fulfillment of the objectives irrespective of such material changes.

The fair value, in total SEK 49 million, of all 10,944,588 warrants issued in the exchange offer has been recognized as part of the purchase price (see note “Merger with Sonera Oyj”). The assumptions used in calculating the fair value of the 2002/2005 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used in calculating the fair value were as follows.

2002

Fair market value of underlying share (SEK)	34.70
Expected volatility of underlying share (%)	50.0
Expected dividend yield (SEK)	0.73
Risk-free interest rate for expected term (%)	5.5
Expected life of warrants (years)	2.58

For all 289,952 warrants issued in the mandatory redemption offer, the fair value will be calculated and recognized as part of the adjusted purchase price calculation for the merger.

A summary of the series 2002/2005 option schemes as of and changes in the year ended December 31, 2002 is presented below:

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

		Weighted average	Weighted average
	Number of	exercise price	fair value
	warrants	(SEK)	(SEK)

Series 2002/2005:A
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	5,798,880	72.02	6.78
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	5,798,880	72.02
Warrants exercisable on December 31, 2002	5,798,880	72.02
Series 2002/2005:B
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	5,145,708	132.82	1.96
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	5,145,708	132.82
Warrants exercisable on December 31, 2002	—	—

2002 stock option scheme — series 2002/2008:A-F and 2002/2010:A-F

On November 4, 2002, the extraordinary General Meeting of Telia AB (now TeliaSonera AB) adopted a resolution to issue a maximum of 11,456,200 warrants of series 2002/2008:A-F and a maximum of 6,417,272 warrants of series 2002/2010:A-F in exchange for Sonera warrants of series 2000/A1-C2 and 2000/A3-C4. Detailed information on the warrants outstanding under the 2002/2008 and the 2002/2010 option schemes is as follows.

	Number of warrants

	Issued in the	Issued in the	Exercise price
Series	exchange offer	redemption offer	per share (SEK)	Subscription period

2002/2008:A	2,433,350	73,800	347.38	November 2, 2002 — May 31, 2008
2002/2008:B	2,433,350	73,800	347.38	May 2, 2003 — May 31, 2008
2002/2008:C	4,866,700	147,600	347.38	May 2, 2004 — May 31, 2008
2002/2008:D	30,600	3,600	108.17	November 2, 2002 — May 31, 2008
2002/2008:E	30,600	3,600	108.17	May 2, 2003 — May 31, 2008
2002/2008:F	61,200	7,200	108.17	May 2, 2004 — May 31, 2008
2002/2010:A	915,146	2,501	49.09	November 2, 2002 — May 31, 2010
2002/2010:B	915,146	2,501	49.09	May 2, 2003 — May 31, 2010
2002/2010:C	1,830,292	5,002	49.09	May 2, 2004 — May 31, 2010
2002/2010:D	571,500	3,000	33.64	November 2, 2002 — May 31, 2010
2002/2010:E	571,500	3,000	33.64	May 2, 2003 — May 31, 2010
2002/2010:F	1,143,000	6,000	33.64	May 2, 2004 — May 31, 2010

Total	15,802,384	331,604

Each warrant entitles the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. If fully exercised, the 2002/2008 and 2002/2010 option schemes will entail an increase in share capital of no more than SEK 78 million, equal to a 0.5 percent increase in the number of shares. The exercise price as well as the number of new shares that each warrant entitles to subscribe for may be recalculated as a consequence of share issues, cash dividends, etc.

Holders of warrants of series 2002/2008:A, 2002/2008:B, 2002/2008:D, 2002/2008:E, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E are not entitled to subscribe for shares in TeliaSonera unless the development of the value of the Sonera share during the period April 1, 1999 — December 31, 2002 exceeds the development of the value of the reference index for a peer group of companies during the same period or unless the development of the value of the Sonera share during the period April 1, 1999 — December 31, 2003 exceeds the development of the value of the reference index during the same period.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Holders of warrants of series 2002/2008:C, 2002/2008:F, 2002/2010:C and 2002/2010:F are not entitled to subscribe for shares in TeliaSonera unless the development of the value of the Sonera share during the period April 1, 1999 — December 31, 2003 exceeds the development of the value of the reference index for a peer group of companies during the same period.

The fair value, in total SEK 178 million, of all 15,802,384 warrants issued in the exchange offer has been recognized as part of the purchase price (se note “Merger with Sonera Oyj”). The assumptions used in calculating the fair value of the 2002/2008 and the 2002/2010 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used were as follows.

2002

Series 2002/2008:A-F
Fair market value of underlying share (SEK)	34.70
Expected volatility of underlying share (%)	50.0
Expected dividend yield (SEK)	1.74
Risk-free interest rate for expected term (%)	5.5
Expected life of warrants (years)	5.49
Series 2002/2010:A-F
Fair market value of underlying share (SEK)	34.70
Expected volatility of underlying share (%)	50.0
Expected dividend yield (SEK)	2.48
Risk-free interest rate for expected term (%)	5.5
Expected life of warrants (years)	7.49

For all 331,604 warrants issued in the mandatory redemption offer, the fair value will be calculated and recognized as part of the adjusted purchase price calculation for the merger.

A summary of the 2002/2008 and 2002/2010 stock option schemes as of and changes in the year ended December 31, 2002 is presented below:

		Weighted average	Weighted average
	Number of	exercise price	fair value
	warrants	(SEK)	(SEK)

Series 2002/2008:A-C
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	9,733,400	347.38	2.26
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	9,733,400	347.38
Warrants exercisable on December 31, 2002	—	—
Series 2002/2008:D-F
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	122,400	108.17	10.53
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	122,400	108.17
Warrants exercisable on December 31, 2002	—	—

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

		Weighted average	Weighted average
	Number of	exercise price	fair value
	warrants	(SEK)	(SEK)

Series 2002/2010:A-C
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	3,660,584	49.09	24.23
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	3,660,584	49.09
Warrants exercisable on December 31, 2002	—	—
Series 2002/2010:D-F
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price lower than the share market price)	2,286,000	33.64	28.65
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	2,286,000	33.64
Warrants exercisable on December 31, 2002	—	—

Profit-sharing system

The subsidiary Telia Finans AB made provisions totaling SEK 1 million, SEK 1 million and SEK 3 million for costs of employee profit-sharing for the years 2002, 2001 and 2000, respectively.

37.	Restructuring Costs

New focus for the Danish fixed network operations

The Danish fixed network operations were reviewed during 2002 in order to value their assets and determine a new focus. Looking forward, the operations will be focused on telephony sales to businesses and consumers and wholesale network capacity to operators and service providers. Unprofitable product have been discontinued or frozen. Frozen operations will continue to serve current customers. In the last few months of 2002, the number of employees was reduced by 91 to 336 and consultants and temporary staff were reduced by more than 100 people. The restructuring program aims at gaining full effect at the end of 2003.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Each of the elements of the Danish fixed network refocusing costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the refocusing costs were as follows.

	Restructuring		Change in
	charges	Cash outflow	restructuring
SEK in millions	2002	2002	provision

Restructuring provision, beginning of period	—	—	—
Workforce reduction	45	—	45
Leasing and service contracts, technical sites	113	-39	74
Leasing contracts, offices	11	—	11
Dismantling of technical sites and offices	157	—	157
Other costs	193	—	193
Exchange rate differences	—	—	6

Restructuring provision, end of period	—	—	486

Write-downs and discards of tangible and intangible fixed assets	3,033	—

Total charges/total cash outflow	3,552	-39

Strategic refocusing of the international carrier business

In 2002, TeliaSonera completed a comprehensive review of its international carrier operations. Management decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of the restructuring program, Management has decided to close down Telia International Carrier’s Asian operations as well as its domestic voice reseller business in the United Kingdom and Germany, discontinue offering domestic network services in the United States and terminate its co-location business. TeliaSonera will also centralize Telia International Carrier’s sales, administration and customer care resources to Sweden. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities, as well as lead to reduced operation and maintenance costs and leased lines. Management also estimates that, as part of the restructuring, Telia International Carrier will reduce its original workforce of approximately 800 persons by more than 50 percent. As of December 31, 2002, the number of employees was 736. The carrier restructuring program is expected to be completed at the end of 2003.

Each of the elements of the carrier restructuring costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the carrier restructuring costs were as follows.

	Restructuring		Change in
	charges	Cash outflow	restructuring
SEK in millions	2002	2002	provision

Restructuring provision, beginning of period	—	—	—
Workforce reduction	303	-40	263
Leasing and service contracts, technical sites and land	2,860	-66	2,794
Leasing contracts, offices	186	-2	184
Dismantling of technical sites and offices	230	—	230
Customer compensation	233	—	233
Legal and similar fees	151	-1	150

Restructuring provision, end of period	—	—	3,854

Write-downs of intangible and tangible fixed assets	5,307	—
Write-downs of financial fixed assets	824	—

Total charges/total cash outflow	10,094	-109

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Streamlining the core business

At the beginning of 2002, Management started a plan to streamline the core business. Under this plan Telia recorded restructuring provisions, but to a large extent costs were also expensed as incurred. Substantial efficiency measures and restructuring efforts in Sweden were mainly focused on the sales and distribution channels, concentrating customer services in fewer locations, streamlining the delivery process and increasing sales of standardized products and services through web and interactive voice response. Products with unsatisfactory profitability were removed as offerings.

In 2002 the number of employees in Sweden decreased by 774, as a result of the streamlining efforts. An additional 323 employees within Telia Resources and Redeployment were identified as redundant at year-end. The Group-wide unit Telia Resources and Redeployment handles the redundancies in the wholly-owned Swedish operations. This unit will support redundant employees in their efforts to find new employment either within or outside the Group for the statutory period of notice as well as a further six months, although for a period of no less than ten months in all. Costs incurred chiefly include re-training, but also severance pays and early-retirement costs. During the streamlining efforts, a freeze has been imposed on the employment of permanent staff and also on the employment of temporary staff and consultants. At year-end, the number of consultants used as employee substitutes had been brought down by almost 50 percent to 400.

Some of the measures taken involve closing down of operations, like Vimera (customer training) and Time (accounting services) within Telia Holding and part of the portal business and payment and security services within Telia Internet Services, the latter including equipment being written-off due to economic obsolescence. Furthermore some 30 retail outlets in Finland were transferred to a new owner.

Except write-off items, which are non-cash in nature, each element of the streamlining effort costs would result in immediate or future cash outflows. The material elements of these streamlining effort costs are as follows.

	Restructuring		Change in
	charges	Cash outflow	restructuring
SEK in millions	2002	2002	provision

Restructuring provision, beginning of period	—	—	—
Workforce reduction	389	-75	314
Other	53	-2	51
Reversal, non-utilized	—	—	-78

Restructuring provision, end of period	—	—	287

Workforce reduction	302	-302
Administrative support systems write-off	57	—
Customer and Internet services equipment write-off	114	—

Total charges/total cash outflow	915	-379

Close-down of satellite-related activities

At the end of 2001, Management decided on a plan to cease TeliaSoneras’s Swedish-based satellite-related activities. This plan involved the termination of employees, evaluating the usefulness of satellite station equipment, terminating contractual commitments and incurring legal, accounting and similar fees which Management expects to be substantially completed within a period of 12 months, although the termination of employees will conclude in 2003 and the termination of one satellite capacity contract could conclude in 2004.

The satellite division employees include operating and product development personnel and corporate staff. The restructuring plan affects a total of 48 employees who will gradually cease their services. As of December 31, 2002, 25 people were still employed by the satellite division.

Upon evaluation of the satellite station equipment, Management’s decision to no longer pursue the satellite activities resulted in the equipment having no further economic use and was written off. Termination of various satellite capacity contracts will result in triggering penalty payments.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Each of the elements of satellite restructuring costs would result in future cash outflows except for equipment write-off, which is non-cash in nature. The material elements of satellite restructuring costs were as follows.

	Restructuring		Change in
	charges	Cash outflow	restructuring
SEK in millions	2001	2002	provision

Restructuring provision, beginning of period	—	—	455
Workforce reduction	39	-19	-19
Leasing contracts, satellite capacity	357	-192	-192
Site restoration, customer compensation, other costs	59	-21	-21
Reversal, non-utilized	—	—	-138

Restructuring provision, end of period	—	—	85

Satellite station equipment write-off	45	—

Total charges/total cash outflow	500	-232

Due to partial transfer of satellite capacity for international telephony to be used by business area Telia International Carrier, the costs for terminating leasing contracts have been reduced.

Realigning measures in 2000

For the year ended December 31, 2000, restructuring costs totaled SEK 210 million related to the implementation of Management’s plan to realign a portion of TeliaSonera’s business strategy within 12 months, which resulted in certain equipment being written-off or depreciation accelerated due to economic obsolescence. This item was non-cash in nature.

38.	Auditors’ Fees

The following remuneration was paid to auditors and accounting firms for audits and other reviews based on applicable legislation and for advice and other assistance resulting from observations in the reviews. Remuneration was also paid for independent advice in the fields of Tax/Law and Corporate Finance as well as other consulting services.

	January-December

SEK in millions	2002	2001	2000

Ernst & Young AB
Audits	28	25	23
Independent advice	37	30	44

Total	65	55	67

Swedish National Audit Office
Audits	0	0	0

Total	0	0	0

Other accounting firms
Audits	4	0	1
Independent advice	2	8	5

Total	6	8	6

Total	71	63	73

The information concerns significant Group units inside and outside Sweden. Audit services were performed by auditors and accounting firms appointed by the Group units.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

39.	Value Added

Value added is a measure of the TeliaSonera Group’s productive efforts, in other words the increase in value achieved by business activities. Value added consists of the Group’s net sales less the cost of purchased goods and services. Value added is divided among the Group’s stakeholders: the employees, creditors, Governments, and the shareholders. The remainder is retained in the Group to cover the cost of wear and tear on machinery, equipment, and installations (depreciation) and to enable further expansion of the business.

The Group also serves as a collector of value-added tax, the indirect tax levied on the value added by the Group. To provide a comprehensive view of the Group’s contribution to the state, a measure of value added adjusted for such tax effects is also presented.

	January-December

	2002			2001	2000

	Total		SEK	Total	Total
	(SEK in	Total	thousand/	(SEK in	(SEK in
	millions)	(%)	employee	millions)	millions)

Net sales	59,483	100	3,443	57,196	54,064
Cost of purchased goods and services	-36,031			-33,130	-28,843
Other revenues and expenses, net	-5,569			560	8,703

Total goods and services	-41,600	-70	-2,408	-32,570	-20,140

Value added	17,883	30	1,035	24,626	33,924
Value-added tax collected	15,885			14,953	14,172
Value-added tax paid	-9,858			-8,830	-7,758

Adjusted value added	23,910		1,384	30,749	40,338

Value added was distributed among the Group’s stakeholders as follows.

	January-December

	2002			2001	2000

	Total		SEK	Total	Total
	(SEK in	Total	thousand/	(SEK in	(SEK in
	millions)	(%)	employee	millions)	millions)
To employees
Total salaries and wages	6,732	38	390	8,852	9,543
Employer’s social security contributions	1,804	10	104	2,614	3,055
Less: capitalized salaries and employer’s social security contributions	-74	-1	-4	-139	-99

Total	8,462	47	490	11,327	12,499
To creditors
Interest etc.	1,202	7	69	1,110	911
To Governments
Income taxes	-3,619	-20	-209	2,917	1,447
To shareholders
Dividend (for 2002 as proposed by the Board)	1,870	10	108	600	1,501
Retained by the Group
Depreciation and amortization	20,844	117	1,206	13,975	8,222
Other	-10,876	-61	-629	-5,303	9,344

Total	9,968	56	577	8,672	17,566

Value added	17,883	100	1,035	24,626	33,924
Value-added tax recorded	6,027			6,123	6,414

Adjusted value added	23,910		1,384	30,749	40,338

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Dividends to shareholders equaled 10.5 percent of value added in 2002, 2.4 percent in 2001 and 4.4 percent in 2000. Dividends to shareholders also equaled 22.1 percent of the Group’s total salaries and employer’s social security contributions in 2002, 5.3 percent in 2001 and 12.0 percent in 2000.

40.	Merger with Sonera Oyj

Description of and reasons for the merger

On December 3, 2002 Telia AB (renamed TeliaSonera AB in conjunction with the merger) through a share exchange offer acquired 95.0 percent of the shares and voting rights of Sonera Oyj. The merger has been accounted for using the purchase method of accounting. Under this method, Telia has allocated the total purchase price to Sonera’s assets and liabilities based on their relative fair values. The determination of fair values has been based on an independent appraisal. The results of Sonera operations have been included in the consolidated financial statements since December 3, 2002.

Telia is the leading telecommunications company in the Nordic region and a market leader in a number of growth areas, including mobile communications, broadband Internet services and IP-based network services, which are based on protocols used in Internet communications. Sonera is the leading provider of mobile communications services and one of the leading providers of domestic, local and long distance and international fixed line voice and data services in Finland. As a result of the merger, TeliaSonera will have a larger customer base in the Nordic region and the merger will strengthen the existing positions of Telia and Sonera in the Baltic region, Russia and Eurasia. Telia and Sonera expect to derive significant synergies as a result of the merger and the combined company will have a strong financial position from which to execute its strategy. Telia and Sonera expect the larger scale operation and the combined competence of the two companies to make the combined entity a strong partner in the future shaping of the telecommunications industry in the Nordic and Baltic regions and, in the longer term, in Europe.

The European Commission has conditioned its consent to the merger of Telia and Sonera on Telia’s disposal of its Finnish operations and its Swedish cable TV company Com Hem.

Purchase price calculation

The aggregate purchase price was calculated as follows.

		SEK in
		millions

Number of Sonera shares outstanding	1,114,751,729
Number of Sonera shares tendered in the exchange offer	1,059,532,967
Exchange ratio into TeliaSonera shares	1.51440
Equivalent number of TeliaSonera shares issued	1,604,556,725
Telia share price (SEK)	34.70
Fair value of TeliaSonera shares issued		55,678
Number of Sonera warrants oustanding	29,695,499
Number of Sonera warrants tendered in the exchange offer	26,746,972
Exchange ratio into TeliaSonera warrants	1.0
Equivalent number of TeliaSonera warrants issued	26,746,972
Fair value of TeliaSonera warrants issued		227
Transaction related expenses		622

Total purchase price consideration		56,527

Telia shares issued to Sonera shareholders in the exchange offer have been valued based on the quoted closing market price at Stockholmsbörsen (Stockholm Stock Exchange) on December 3, 2002, the date of change of control.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The fair value of TeliaSonera warrants issued to Sonera warrant holders have been calculated based on a Black-Scholes valuation. The calculation is based on the number of Sonera warrants outstanding and the closing market price of the Telia share, calculated as a weighted average price, and assuming an exchange ratio of one TeliaSonera warrant for each Sonera warrant. Assumptions were also made based on the current information for the exercise prices and other terms and conditions of the TeliaSonera warrants, expected volatility of the TeliaSonera share, expected dividend rate of TeliaSonera, expected average life of options, and the discount rate.

Transaction related expenses capitalized by TeliaSonera as a result of the merger represent bankers’ fees as well as transaction related legal and accounting fees, prospectus printing expenses and other fees and expenses.

Purchase price allocation

The excess of purchase price consideration over the value of Sonera’s net assets, fair value adjustments and goodwill are as follows.

SEK in
millions

Total purchase price consideration	56,527
Less: value of Sonera’s net assets under IAS	-16,378

Excess of purchase price consideration over value of Sonera’s net assets	40,149
Less: Identified intangibles at fair value:
Trade names	-1,546
Licenses and patents	-2,231
Subscriber contracts	-687
Less: Fair value adjustment of computer software	-253
Less: Fair value adjustment of real estate and plant and machinery	-791
Less: Fair value adjustment of investments in associated companies and other equity holdings	-10,122
Add-back: Fair value adjustment of pension obligations	379
Deferred tax	3,626

Goodwill	28,524

Remaining useful economic lives have been determined to be five or 10 years for trade names, on an individual basis, five years for leased lines and subscriber contracts, six years for computer software, 14 years for patents, 15 years for GSM licenses in Finland, and 20 years for the UMTS license in Finland. Remaining useful economic lives for real estate and plant and machinery have been determined to range between eight and 10 years. Amortization on fair value adjustments of these intangible and tangible assets is EUR 7 million for the year ended December 31, 2002. On an annual basis, amortization amounts to EUR 80 million, recorded as operating expenses by function as follows; Production EUR 41 million, Sales EUR 37 million and Administration EUR 2 million. On an annual basis, amortization will reduce deferred tax expenses by EUR 23 million.

Remaining useful economic lives for fair value adjustments to the book values of investments in associated companies have been determined to be five or 10 years, depending on the nature of the adjustment. Amortization on these fair value adjustments is EUR 4 million for the year ended December 31, 2002, and EUR 50 million on an annual basis, recorded under Income from associated companies. On an annual basis, amortization will reduce deferred tax expenses by EUR 15 million.

The goodwill value has been assigned to segment “Sonera” in the primary reportable segment structure (see note “Business Area Breakdown”) and to segment “Other Nordic countries” in the secondary reportable segment structure (see note “Geographic Segment Breakdown”). It has further been decided to amortize goodwill arising from the merger over an economic useful life of 20 years on the straight-line basis. Amortization on goodwill resulting from the merger is EUR 13 million for the year ended December 31, 2002. On an annual basis, amortization amounts to EUR 158 million, recorded as operating expenses by function as follows; Production EUR 94 million, Sales EUR 50 million and Administration EUR 14 million. No part of the total goodwill value is deductible for tax purposes.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

There were no purchased in-process research and development assets acquired.

Assets acquired and liabilities assumed

The fair values of the assets acquired and liabilities assumed at the date of acquisition were distributed as follows.

SEK in
millions

Intangible fixed assets	2,380
Value assigned to trade names, licenses and contractual agreements, subscriber contracts and computer software	4,717
Goodwill	28,524
Tangible fixed assets	12,741
Value assigned to real estate and plant and machinery	791
Financial fixed assets	23,789
Adjusted value of investments in associated companies and other equity holdings	10,122
Current assets	9,230

Total assets acquired	92,294
Minority interests	1,326
Adjusted minority interests	853
Provisions	245
Adjustment for pension obligations assumed	379
Deferred tax effect	3,626
Long-term liabilities	19,711
Current liabilities	9,627

Total liabilities assumed	35,767

Net assets acquired	56,527

TeliaSonera is in the process of acquiring the remaining outstanding shares and warrants in Sonera; thus, the final amounts of fair value adjustments and goodwill are subject to refinement.

Collateral pledged and contingent liabilities assumed

Collateral pledged and contingent liabilities assumed at the date of acquisition were distributed as follows.

SEK in
millions

Real estate mortgages	20
Shares in associated companies	33
Current receivables	41

Collateral pledged	94
Credit guarantees on behalf of associated companies	443
Performance guarantees on behalf of other equity investees	4,001
Other performance guarantees, etc.	808
Pension guarantees	52

Contingent liabilities	5,304

Some loan covenants agreed limit the scope for divesting or pledging certain assets.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

41.	Specification of Shareholdings and Participations

Associated companies

				Equity participation for		Book value in
			Par value in	consolidation in the Group		parent company
Associated company,	Participation	Number of	local currency
Corp. Reg. No., registered office	(%)	shares	(in millions)	2002	2001	2002	2001

					(SEK in millions)
Parent company holdings
Swedish companies
Marakanda Marknadsplats AB, 556595-2933, Stockholm	50	500	SEK 0	4	22	0	87
Letemell AB, 556203-5252, Stockholm	50	5,000	SEK 1	0	0	1	1
isMobile AB, 556575-0014, Luleå	50	996,008	SEK 0	17	—	12	—
Slottsbacken Venture Capital KB, 969626-1313, Stockholm	50	—	SEK —	85	80	85	80
Telefos AB, 556523-6865, Stockholm	49	4,900,000	SEK 0	0	0	197	197
Maila Nordic AB, 556516-4455, Stockholm	47	22,174	SEK 0	4	—	3	—
Service Factory SF AB, 556575-5682, Stockholm	35	388,000	SEK 0	9	—	15	—
INGROUP Holding AB (publ), 556595- 2941, Stockholm	33	160,400	SEK 16	37	53	43	43
Lokomo Systems AB, 556580-3326, Stockholm	40	676,504	SEK 0	3	—	11	—
TiFiC AB, 556578-3973, Gothenburg	30	1,422,965	SEK 0	4	—	7	—
eWork Scandinavia AB, 556587-8708, Stockholm	29	220,677	SEK 0	6	—	13	—
Geyser Interactive Learning AB (publ), 556556-9752, Stockholm	27	62,375	SEK 1	0	0	0	7
Intermezzon AB, 556541-8885, Gothenburgg	25	7,338,707	SEK 0	2	—	0	—
COOP Bank AB (publ), 516406-0005, Stockholm	20	200,000	SEK 20	0	11	0	25
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm	20	400	SEK 0	1	0	3	3
Other operating, dormant and divested companies				0	1,085	0	954
Companies outside Sweden
Netia Holdings S.A., RHB23383, Warsaw	48	15,101,355	PLN 91	0	0	125	125
OAO Telecominvest, St. Petersburg	26	4,262,165	RUR 43	807	878	700	700
Drutt Corp., Wilmington, DE	25	1,000,000	USD 0	15	19	26	26
Infonet Services Corp., 954148675, El Segundo, CA	20	94,367,361	USD 1	2,732	2,909	2,087	2,088
OAO MegaFon, St. Petersburg	6	394,953	RUR 4	25	89	18	18
AS Eesti Telekom, 10234957, Tallinn	12	16,142,523	EEK 161	68	332	85	85
Other operating, dormant and divested companies				0	2,681	0	2,363

Total						3,431	6,802

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

				Equity participation for		Book value in
			Par value in	consolidation in the Group		parent company
Associated company,	Participation	Number of	local currency
Corp. Reg. No., registered office	(%)	shares	(in millions)	2002	2001	2002	2001

					(SEK in millions)
Subsidiaries’ holdings
Swedish companies
Svenska UMTS-nät AB, 556606-7996, Stockholm	50	501,000	SEK 50	498	249	500	250
SmartTrust AB, 556179-5161, Stockholm	46	111,000,000	SEK 1	142	—	277	—
Other operating, dormant and divested companies				0	92	0	92
Companies outside Sweden
Lattelekom SIA, 000305278, Riga	49	196,281	LVL 1,000	1,006	—	1,340	—
Punwire Paging Services Ltd, Chandigarh	49	14,699,780	INR 147	0	0	0	0
Turkcell Holding A.S., Istanbul	47	214,871,670,000	TRL 214,871,670	7,897	—	0	—
Turkcell Iletisim Hizmetleri A.S., Istanbul	13	65,370,950,001	TRL 65,370,950	4,277	—	0	—
Soumen Erillisverkot Oy, 1552436-8, Helsinki	40	1,560	EUR 168	16	—	2	—
Helsingin GSM-Palvelut Oy, 1546079-8, Helsinki	35	700	EUR 165	9	—	1	—
AUCS Communications Services v.o.f., Hoofddorp	33	—	EUR 159	0	0	0	0
MTN Uganda Ltd, Kampala	32	1,221	UGX 12	122	121	103	92
Loimaan Seudun Puhelin Oy, 0134817-2, Loimaa	29	4,662	EUR 17	143	—	277	—
Mobile Telecommunications Ltd (MTC), Windhoek	26	6,500,000	NAD 7	29	21	32	32
AS Eesti Telekom, 10234957, Tallinn	25,5	35,032,710	EEK 350	2,379	—	196	—
Operators Clearing House A/S, 18936909, Copenhagen	25	250	DKK 0	3	2	1	1
Metro One Telecommunications, Inc., Beaverton, OR	25	6,000,000	USD 6	367	—	706	—
OAO MegaFon, St. Petersburg	29	1,812,251	RUR 18	2,320	493	395	303
Other operating, dormant and divested companies				0	790	0	804

Total				23,027	9,927

The share of voting power in Infonet Services Corp. is 21 percent.

In 2002, TeliaSonera’s shares in First National Holding S.A. were exchanged for shares in OAO Telecominvest, formerly a partly owned subsidiary of First National Holding. The comparative year values for Telecominvest refer to First National Holding. Telecominvest owns an additional 31 percent of the shares in OAO MegaFon.

Turkcell Holding A.S. owns 51 percent of the shares in Turkcell Iletisim Hizmetleri A.S.

The parent company’s and subsidiaries’ respective holdings of associated companies for the comparative year chiefly related to restructuring and companies divested. Due to the merger with Sonera in 2002, four former associated companies became wholly owned subsidiaries; Baltic Tele AB, which owns 25,5 percent of the shares in AS Eesti Telekom, Amber Mobile Teleholding AB, majority owner of UAB Omnitel, Amber Teleholding A/S, majority owner of AB Lietuvos Telekomas, and Latvijas Mobilais Telefons SIA. Divestitures during 2002 included Comsource UnLtd, PolyTrust AB, BotBox AB and Netpool Norge AS. Also in 2002, the shares in Maila Nordic AB, IsMobile AB, TiFiC AB, Service Factory SF AB, Lokomo Systems AB and Intermezzon AB, previously owned by a subsidiary were transferred to the parent company, while the shares in Bharti Mobile Ltd. were transferred from the parent company to a subsidiary. The share holdings in Wireless MainGate AB and WirelessCar AB decreased to the extent that these entities are no longer associated companies. Furthermore, Netia 1 Sp.z o.o. was no longer deemed to be an associated company. Altogether, the Group’s equity participation in the named companies amounted to SEK 4,648 million and the book value in each subsidiary to SEK 4,202 million.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Other holdings of securities

				Book/fair value for		Book value in
			Par value in	consolidation in the Group		parent company
	Participation	Number of	local currency
Company, Corp. Reg. No., registered office	(%)	shares	(in millions)	2002	2001	2002	2001

					(SEK in millions)
Parent company holdings
Swedish companies
Wireless MainGate AB, 556551-9690, Karlskrona	16	11,288,788	SEK 0	0	—	8	—
Taste Now AB, 556584-8602, Stockholm	16	400	SEK 0	0	5	0	5
NGF NetGame Factory AB, 556588-3344, Stockholm	10	147,000	SEK 0	6	6	6	6
Slottsbacken Fund Two KB, 969660-9875, Stockholm	9	—	SEK —	7	6	7	6
WirelessCar Sweden AB, 556580-0728, Gothenburg	6	39,777	SEK 0	0	—	0	—
Other operating, dormant and divested companies				0	6	0	6
Companies outside Sweden
Netia 1 Sp. z o.o., RHB42778, Warsaw	11	137,236	PLN 14	5	—	28	—
Digital Telecommunications Philippines Inc., Manila-Quezon City	9	600,000,000	PHP 600	40	125	40	125
Vision Capital L.P., LP64, Saint Helier	6	—	USD 2	18	17	18	17
Done Solutions Oyj, 1700625-7, Helsinki	3	673,872	EUR 0	2	4	2	24
Reach-U Holding Oyj, 1700628-1, Helsinki	3	673,872	EUR 0	0	1	0	4
Inmarsat Ventures plc, 3674573, London	1	99,642	GBP 0	53	53	53	53
enCommerce, Inc., C1896606, Santa Clara, CA	1	105,708	USD 1	2	9	2	9
Eutelsat S.A., B422551176, Paris	1	6,961,620	EUR 7	62	62	62	62
Atrica, Inc., 770532447, Santa Clara, CA	1	249,377	USD 0	10	—	10	—
New Skies Satellites N.V., 33302535, Amsterdam	0	36,988	EUR 0	14	14	14	14
Intelsat, Ltd., Bermuda	0	1,566,190	USD 2	7	10	7	10
Other operating, dormant and divested companies				0	0	0	0

Total						257	341

Subsidiaries’ holdings
Swedish companies
Scandinature AB, 556293-1799, Karlstad	18	22,397	SEK 0	10	8	10	8
Incirco AB, 556575-8546, Stockholm	16	327,807	SEK 0	0	0	0	0
Internetprint Nordic AB, 556549-3342, Malmö	14	216,667	SEK 0	0	0	0	0
Hyglo AB, 556601-6761, Stockholm	8	16,800	SEK 0	2	2	2	2
Ledstiernan AB (publ), 556122-2158, Stockholm	0	—	SEK 0	9	—	9	—
Other operating, dormant and divested companies				0	24	0	72

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

				Book/fair value for		Book value in
			Par value in	consolidation in the Group		parent company
	Participation	Number of	local currency
Company, Corp. Reg. No., registered office	(%)	shares	(in millions)	2002	2001	2002	2001

					(SEK in millions)
Subsidiaries’ holdings
Companies outside Sweden
Digia Oy, 1073758-3, Helsinki	15	51,833	EUR 0	60	—	60	—
Phonetic Systems Ltd., Petach Tikva	13	—	ILS 0	59	—	59	—
Eveo Inc., C2175136, San Francisco, CA	10	2,000,000	USD 0	21	—	21	—
HandwiseOy, 1565197-3, Espoo	9	—	EUR 0	4	—	4	—
Peoples Telephone Company Ltd., Hong Kong	8	47,630,000	HKD 48	57	57	57	57
Juniper Financial Corp., Wilmington, DE	8	7,464,280	USD 0	16	—	16	—
724 Solutions, Inc., Toronto, Ontario	6	3,800,000	USD —	24	—	24	—
CellGlide Ltd., 04573898, London	6	136,081	GBP 0	15	—	15	—
Oy Merinova Ab, 0778620-2, Vaasa	6	800	EUR 0	1	—	1	—
Dejima, Inc., C2335702, Palo Alto, CA	5	—	USD 0	16	—	16	—
Zapper Technologies, Inc., New York, NY	4	—	USD 0	20	—	20	—
Codetoys Oy, 1082133-9, Espoo	3	636,851	EUR 0	17	—	17	—
Santapark Oy, 1095079-8, Rovaniemi	3	10,000	EUR 0	2	—	2	—
Simplexity, LLC, 199828010009, Oakland, CA	2	—	USD —	21	—	21	—
Bytemobile, Inc., C2266090, Mountain View, CA	2	397,456	USD 0	10	—	10	—
PacketVideo Corp., C2119477, San Diego, CA	1	262,467	USD 0	29	—	29	—
Vitaminics S.p.A, Milan	1	81,826	EUR —	4	—	4	—
Helsinki Halli Oy, 1016235-3, Helsinki	1	39	EUR 2	4	—	4	—
eBay Inc., 770430924, San Jose, CA	0	202,394	USD 0	56	—	56	—
Digital Media & Communications II L.P., Boston, MA	0	—	USD —	84	—	84	—
Allegis Capital, LLC, 199817710056, San Francisco, CA	0	—	USD —	66	—	66	—
Intellect Capital Ventures, Palo Alto, CA	0	—	USD —	56	—	56	—
TelAdvent LP, Boston, MA	0	—	USD —	37	—	37	—
Magnum Communications L.P., Cayman Islands	0	—	USD —	29	—	29	—
Diamondhead Ventures, L.P., 200000500011, Menlo Park, CA	0	—	USD —	18	—	18	—
Inmarsat Ventures plc, 3674573, London	0	31,551	GBP 0	10	—	10	—
Wideray Corp., C2261105, San Francisco, CA	0	—	USD 0	10	—	10	—
Siennax International B.V., Amstelveen	0	1,841,211	EUR 0	9	—	9	—
New Skies Satellites N.V., 33302535, Amsterdam	0	—	EUR 0	4	—	4	—
Kiinteistö Oy Mechelininkatu, Helsinki	0	280	EUR 0	1	—	1	—
Eutelsat S.A., B422551176, Paris	0	—	EUR 0	5	—	5	—
Technopolis Oyj, 0487422-3, Oulo	0	25,000	EUR 0	1	—	1	—
Seuturahasto, Helsinki	0	—	EUR 0	1	—	1	—
Participations in real estate and housing companies, Finland	—	—	EUR —	29	—	29	—
Participations in local phone companies, Finland	—	—	EUR —	7	—	7	—
Other operating, dormant and divested companies				0	17	2	17

Total				1,050	426

In 2002, Netia 1 Sp.z o.o. was transferred from associated companies. Netia Holdings S.A. owns the remaining 89 percent of the shares.

The parent company’s and subsidiaries’ respective holdings of other securities for the comparative year chiefly related to restructuring and companies divested. The shares in eWork Scandinavia AB and Atrica, Inc. that were previously owned by a subsidiary were transferred to the parent company. The shares in TicketAnywhere Europe AB, Impsys AB, Flextronics Network Services Stockholm AB (formerly Orbiant Södra Holding AB) and ADC Telecommunications, Inc. were sold. Altogether, the Group’s equity participation in the named companies amounted to SEK 42 million and the book value in each subsidiary to SEK 90 million.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

42.	Quarterly Data (unaudited)

2002

SEK in millions, except per share data	Q1	Q2	Q3	Q4	Total

Net sales	13,885	14,346	14,496	16,756	59,843
Income from associated companies	12	363	-42	195	528
EBITDA	3,416	3,123	242	3,168	9,949
Depreciation, amortization and write-downs	-2,707	-3,004	-11,057	-4,076	-20,844
Operating income	709	119	-10,815	-908	-10,895
Income after financial items	535	-78	-10,964	-1,109	-11,616
Net income	127	30	-10,118	1,894	-8,067
Basic and diluted earnings/loss per share (SEK)	0.04	0.01	-3.37	0.54	-2.58
Free cash flow	-1,107	1,722	2,059	1,203	3,877
Investments	2,053	2,637	1,956	47,792	54,438
of which CAPEX	2,022	2,091	1,783	8,449	14,345
of which acquisitions	31	546	173	39,343	40,093

2001

SEK in millions, except per share data	Q1	Q2	Q3	Q4	Total

Net sales	13,592	14,203	14,431	14,970	57,196
Income from associated companies	-157	208	2,339	3,746	6,136
EBITDA	3,221	3,493	5,520	7,201	19,435
Depreciation, amortization and write-downs	-2,410	-2,505	-2,775	-6,285	-13,975
Operating income	811	988	2,745	916	5,460
Income after financial items	502	909	2,491	906	4,808
Net income	291	250	1,900	-572	1,869
Basic and diluted earnings/loss per share (SEK)	0.10	0.08	0.63	-0.19	0.62
Free cash flow	-3,082	-1,304	-1,527	-593	-6,506
Investments	3,659	5,954	5,965	5,157	20,735
of which CAPEX	3,568	3,666	5,630	4,849	17,713
of which acquisitions	91	2,288	335	308	3,022

2000

SEK in millions, except per share data	Q1	Q2	Q3	Q4	Total

Net sales	12,857	13,180	13,487	14,540	54,064
Income from associated companies	642	-710	-759	-370	-1,197
EBITDA	5,218	2,348	2,305	10,357	20,228
Depreciation, amortization and write-downs	-1,836	-1,860	-2,099	-2,427	-8,222
Operating income	3,382	488	206	7,930	12,006
Income after financial items	3,436	356	267	7,658	11,717
Net income	2,390	308	172	7,408	10,278
Basic and diluted earnings per share (SEK)	0.84	0.10	0.06	2.47	3.50
Free cash low	-645	-558	-834	-3,808	-5,845
Investments	4,644	16,042	16,745	10,311	47,742
of which CAPEX	2,185	3,841	3,369	7,185	16,580
of which acquisitions	2,459	12,201	13,376	3,126	31,162

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

43.	Swedish GAAP

Differences in principles

TeliaSonera’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). IAS differ in certain respects from Swedish law and accounting practices, primarily with respect to the reporting of financial instruments and the computation of pension liability and pension expense.

Financial instruments

Swedish law differs from IAS mainly with regard to accounting for unrealized value changes in derivatives and publicly quoted securities and accounting for liabilities hedged against changes in fair value (see note “Financial Instruments and Financial Risk Management”). The Swedish Annual Accounts Act (ÅRL) stipulates valuation at the lower of acquisition cost or fair value.

Pensions

When computing pension liability, IAS states, in contrast to Swedish practice, that assumptions shall be made concerning expected pay increases, inflation, the discount rate, employee turnover, and expected return on pension plan assets. Effects of changed assumptions and/or outcome other than the expected are recognized in the income statement in accordance with Swedish regulations. In accordance with IAS, such items are recognized only when the value goes outside a corridor equal to 10 percent of the greater of either pension obligations or the market value of plan assets, and then over the remaining employment period.

If Swedish practice is applied, subsidiaries with recorded pension commitments are assigned a Group value that differs from that recorded in TeliaSonera’s consolidated financial statements. The assessed capital gain is adjusted upon divestiture of such subsidiary.

Income taxes

Deferred tax benefits and liabilities are calculated for all differences between IAS and Swedish GAAP, when applicable.

Translation into Swedish GAAP

Application of Swedish GAAP has the following effects on consolidated net income and shareholders’ equity.

	January-December

SEK in millions	2002	2001	2000

Net income under IAS	-8,067	1,869	10,278
Financial instruments	-6	-43	—
Pensions	-2,613	-1,088	293
Deferred tax	734	317	-82

Net income under Swedish GAAP	-9,952	1,055	10,489

	December 31,

SEK in millions	2002	2001	2000

Shareholders’ equity under IAS	108,829	59,885	55,988
Financial instruments	88	126	—
Pensions	-2,697	145	1,233
Deferred tax	730	-76	-345

Shareholders’ equity under Swedish GAAP	106,950	60,080	56,876

The adjustments would have changed certain items in the Group income statement and balance sheet. The following table shows summary income statements and balance sheets after the application of Swedish GAAP.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

	January-December

SEK in millions, except per share data	2002	2001	2000

Income statements under Swedish GAAP
Net sales	59,843	57,196	54,064
Operating income	-13,361	4,445	12,391
Income after financial items	-14,235	3,677	12,010
Income taxes	4,353	-2,600	-1,529
Minority interests	-70	-22	8
Net income	-9,952	1,055	10,489
Basic and diluted loss/earnings per share(SEK)	-3.19	0.35	3.58

	December 31,

SEK in millions	2002	2001	2000

Balance sheets under Swedish GAAP
Fixed assets	172,716	94,811	90,994
Current assets	33,854	33,264	31,375
Total assets	206,570	128,075	122,369
Shareholders’ equity	106,950	60,080	56,876
Minority interests	5,120	204	320
Provisions	20,347	12,934	10,117
Long-term liabilities	34,340	28,118	21,905
Current liabilities	39,813	26,739	33,151
Total equity and liabilities	206,570	128,075	122,369
Accounting for pensions under Swedish GAAP

Swedish Group units report the actuarial value of all commitments based on current contracts under Provisions for Pensions and Employment Contracts.

The parent company and most subsidiaries use the ITP-Tele plan, while other companies use other individual supplementary retirement benefits (ITP) plans. The majority of companies make their own pension provisions.

Pension obligations are calculated annually, on the balance sheet date. Actuarial principles, set by the FPG/PRI system and the Swedish Financial Supervisory Authority, are used to calculate the value of commitments made.

Provisions for certain commitments, chiefly the contractual right to retire at age 55, 60, or 63 for certain categories of personnel, constitute a taxed reserve. The reserve was analyzed at the end of 2000 to determine future utilization, and it was determined that the utilization ratio will decline. This adjusted assessment and the divestment of operations have had an impact on the size of the reserve.

After application of Swedish standards to Swedish Group units, the Group’s pension liability was distributed as follows.

	December 31,

SEK in millions	2002	2001	2000

FPG/PRI pensions	7,978	7,713	8,632
Other pension commitments	6,188	6,463	6,703
Taxed reserve for employment contracts	1,245	1,295	1,265

Total commitments	15,411	15,471	16,600
Less pension fund capital	-12,482	-13,035	-14,309

Book value	2,929	2,436	2,291

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The pension expense (including pension premiums) recorded by Swedish Group units, taking into account the yield on pension fund, was as follows.

	January-December

SEK in millions	2002	2001	2000

Contractual pension obligations
Current service cost	790	855	777
Pension-related social charges	646	253	180

Total	1,436	1,108	957
Non-recurring items
Contractual pensions for early retirement	28	44	416
Premiums	1	3	15
Pension-related social charges	7	11	41
Changed estimates	—	—	-670

Total	36	58	-198
Interest expense on principal
— recorded as a financial cost	160	84	92
— recorded in operating income	401	499	519

Total	561	583	611
Effect on income of change in fund assets	1,553	28	-788

Net pension expense	3,586	1,777	582

Surplus capital in the assets in the pension fund has changed as follows.

	December 31,

SEK in millions	2002	2001	2000

Surplus capital, opening balance	429	1,025	1,968
Change in value during the year	-1,923	-624	-155
Items that affect earnings
— change in recorded pension liability	553	530	212
— payment to pension fund	1,000	—	—
— compensation from pension fund	—	-502	-1,000

Total	1,553	28	-788

Surplus capital, closing balance	59	429	1,025

Totals for secured commitments, surplus capital, provisions made, and compensation are provided in the table below.

	December 31,

SEK in millions	2002	2001	2000

Secured commitments (principal)	13,891	13,928	15,153
Surplus capital in pension fund	59	429	1,025
Payment to pension fund	1,000	—	—
Compensation from pension fund	—	502	1,000

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

44.	Finnish GAAP

The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

This annual report has been prepared in accordance with chapter 2, section 6 of the Finnish Securities Markets Act.

As defined in note “Basis for Presentation;” section “General,” TeliaSonera prepares its consolidated financial statements in accordance with International Accounting Standards (IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IAS, relevant to TeliaSonera, are as follows.

Business combinations

Under Finnish GAAP an acquisition paid through the issue of own shares does not require that the purchase price is determined based on the market value of the issued shares. IAS require that the purchase price is determined based on the market value of the issued shares, which often results in the recognition of goodwill and other assets at consolidation and future depreciation and amortization of such amounts. Historically TeliaSonera has not issued own shares at acquisitions but the merger with Sonera involves the issue of own shares.

Impairment of fixed assets and long-term investments

IAS require that if future cash flows are used for recoverability tests these cash flows should be discounted. Finnish GAAP do not exactly define how recoverability tests should be performed.

Capitalization of interest cost relating to investments in associated companies

Finnish GAAP allow the capitalization of interest costs relating to investments in associated companies if the associated company carries out construction activities that takes time to complete. IAS do not allow capitalization of interest costs relating to investments in associated companies.

Financial instruments

Under Finnish GAAP, derivative financial instruments cannot be recorded at fair value, unless used for hedging purposes. Under IAS, all derivatives are recorded in the balance sheet at fair value. The changes in the fair value of derivatives are recorded either in earnings or in a separate component of shareholders’ equity, depending on the intended use and designation of the derivative at its inception.

Under Finnish GAAP, investments in marketable securities should be recorded at the lower of cost or market value and the unrealized changes are recorded in the income statement as write-downs or reversals of write-downs. Under IAS, TeliaSonera reports all marketable securities classified as “available-for-sale” at fair value, and records the unrealized gains and losses as a separate component of shareholders’ equity, unless there is an impairment, in which case a write-down is recorded in the income statement.

Deferred taxes

Finnish GAAP do not require the recognition of deferred tax assets for certain temporary differences even if it is apparent that the temporary differences reverses in the foreseeable future. IAS require the recognition of a deferred tax asset under such circumstances.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

45.	U.S. GAAP

Differences in principles

TeliaSonera’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP). Application of U.S. GAAP would have affected shareholders’ equity as of December 31, 2002, 2001 and 2000 and net income for each of the years in the three-year period ended December 31, 2002. The significant differences between IAS and U.S. GAAP as related to TeliaSonera are discussed below.

Revenue recognition

The SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101) addresses revenue recognition under U.S. GAAP. Under this guidance, revenue earned from access, connection and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 101 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IAS, TeliaSonera recognizes this revenue and related costs when the services are provided and the related costs are incurred.

Under U.S. GAAP, TeliaSonera has adjusted revenues to reflect the deferral of access, connection and similar revenues and subsequent amortization over the estimated customer life of seven years. TeliaSonera has elected not to defer any associated costs and accordingly, as permitted under U.S. GAAP, such costs are expensed as incurred.

Impairment charge

At the end of 2001, TeliaSonera recorded an impairment charge relating to the impairment of its business area, Telia International Carrier. Under IAS, the business area was written down to its realizable value as determined by discounting the expected future cash flows. Under U.S. GAAP, the test for impairment uses the asset’s recoverable amount as determined using expected future undiscounted cash flows. The estimated recoverable (sum of undiscounted cash flows) exceeded the carrying value and therefore no impairment was recognized under U.S. GAAP and accordingly, the impairment charge and the related valuation allowance for deferred tax recognized under IAS was reversed.

During 2002, management determined a new strategic focus for Telia International Carrier. Based on this decision management undertook an additional evaluation of International Carrier assets for impairment test and recognized an impairment charge of SEK 6,131 million. The results of this evaluation also revealed that the sum of expected future undiscounted cash flows was below the related assets carrying value and therefore an impairment charge was also recognized under U.S. GAAP.

Sale and leaseback

In 1998 and in 2001, TeliaSonera sold certain real estate properties to external buyers, while TeliaSonera group companies stayed on as tenants. The profit from the divestitures was recognized as revenue in its entirety, under IAS, because the rental contracts are considered operating leases and the real estate was sold at market value.

Under U.S. GAAP additional conditions must be met in order to immediately recognize gains on sale-leaseback transactions. As the TeliaSonera Group retained use of more than an insignificant portion, but less than substantially all of the properties sold, gain recognition is being deferred. Under U.S. GAAP, during the periods 1998-2012 and 2001-2013, respectively, that portion of the profit in excess of the discounted present value of the related future gross rental payments at the time of sale is recognized as revenue in proportion to the gross rental payments.

Other than related operating lease commitments, which extended for 3-15 years from the respective transaction dates, the TeliaSonera Group is not bound by any other outstanding commitments or contingent obligations related to these properties.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Stock-based compensation

Under IAS, TeliaSonera does not record an expense with respect to its employee stock option programs, implemented in 2001 and 2002. In 2001, TeliaSonera under U.S. GAAP accounted for employee stock options under the recognition and measurement provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations under this method. In December 2002, FASB Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (FAS 148) was issued. FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation” and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation under FAS 123. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. FAS 148 is effective for fiscal years ending after December 15, 2002. Under U.S. GAAP, TeliaSonera began expensing the cost of employee stock options in the fourth quarter of 2002 and has elected to use the retroactive restatement method of FAS 148. Accordingly, all prior periods presented have been restated to reflect compensation costs that would have been recognized had the recognition provisions of FAS 123, as amended by FAS 148, been applied to all awards granted to employees.

Alecta/SPP funds

In 2000, Alecta, a Swedish insurance company formerly called SPP, announced a refund of pension premiums paid. Part of the refund was repaid in cash and the remaining balance could be applied against future premiums, be paid in cash over several years, or be paid in a lump sum. Under IAS, TeliaSonera recognized the present value of the total refund as other operating revenue. Under U.S. GAAP, cash refunds are recognized as other operating revenue when received.

Restructuring costs

Under IAS, a provision for restructuring costs is recognized when the general requirements for recording provisions are met. Under U.S. GAAP, a restructuring charge is recorded when a detailed plan for exit costs has been developed and those costs relating to employee termination benefits have been developed in sufficient detail so that employees who may be subject to termination would be aware of the benefit they were to receive upon involuntary termination. U.S. GAAP requires that significant changes in the plan are unlikely. Certain provisions of the restructuring accrual recorded under IAS in 2002 related to the workforce reduction and certain other exit costs would not meet the U.S. GAAP requirements and accordingly have been reversed.

Share of earnings in associated companies

TeliaSonera’s share of net income of its associated companies is determined using the equity method and is based on financial statements of the investees prepared in accordance with IAS. This reconciliation item reflects adjustments for the differences between IAS and U.S. GAAP relating to the associates.

Financing of associated companies

TeliaSonera, under IAS, records interest costs arising from financing of associated companies in its operations as incurred. U.S. GAAP requires that interest costs be capitalized to the extent that such costs relate to an associated company while the associated company has activities in progress necessary to commence its planned principal activities as prescribed by FASB Statement No. 34 “Capitalization of Interest Costs.”

Associated companies in hyperinflationary economies

The financial statements of TeliaSonera’s associated companies in Turkey have been restated under IAS for purposes of consolidated financial statements. Under U.S. GAAP, these financial statements have been restated according to the rules set out in FASB Statement No. 52 ''Foreign Currency Translation’’ for operations located in hyperinflationary economies.

Goodwill

Under IAS, TeliaSonera amortizes goodwill and other intangible assets. In accordance with FASB Statement No. 142 “Goodwill and Other Intangible Assets” (FAS 142), goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, TeliaSonera began applying the new accounting rules beginning January 1, 2002.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The adoption of FAS 142 required TeliaSonera to perform an initial impairment assessment by June 30, 2002 on all recorded goodwill as of January 1, 2002. At this date, TeliaSonera had no other acquired indefinite lived intangible assets. As required by FAS 142 this impairment analysis was updated during the fourth quarter of 2002. Telia did not recognize any impairment loss as a result of assessing impairment.

As a result of adoption, TeliaSonera under U.S. GAAP realized a pre-tax benefit of SEK 1,804 million on amortization reductions for goodwill on subsidiaries and associated companies in the year ended December 31, 2002.

The following table shows the pro forma effects on goodwill amortization, and consolidated pro forma net income and earnings per share, had FAS 142 been applied as of January 1, 2000.

	January	December

SEK in millions, except per share data	2001	2000

Reported net income under U.S. GAAP	4,443	9,991
Add-back: Goodwill amortization, net of tax, on
subsidiaries	1,375	655
associated companies	902	1,012

Pro forma net income under U.S. GAAP	6,720	11,658
Basic and diluted earnings per share (SEK)
Reported	1.48	3.41
Pro forma	2.24	3.98

Available-for-sale financial instruments

In accordance with IAS, shares and participations are valued through 2000 at the lower of acquisition cost or market price when a decline in market value below cost is regarded as permanent. Under U.S. GAAP, publicly quoted shares and participations as well as bonds and other instruments regarded as available-for-sale are recorded at fair value (marked-to-market). Changes in fair value are recorded as a separate component of equity and do not affect net income. Conformity between IAS and U.S. GAAP has been achieved in respect to accounting for investments in marketable debt and equity securities upon the application of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) effective January 1, 2001.

Changes in accounting principles

FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (FAS 133) was effective January 1, 2001. FAS 133 requires that all derivatives be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in the fair value of derivative instruments not used for hedging purposes or qualifying as accounting hedges will be recognized in earnings immediately. Changes in the fair value of derivative instruments qualifying as effective accounting hedges will be recognized either in earnings, for hedges of changes in fair value, or in Other Comprehensive Income for hedges of changes in cash flows. The ineffective portion of a derivative instrument’s change in fair value is immediately recognized in earnings. Under FAS 133, foreign exchange risks hedged under firm commitments may either be recorded as a fair value hedge or as a cash flow hedge. TeliaSonera classifies and records these hedges as cash flow hedges.

The transitional rules in IAS 39 and FAS 133 differ somewhat in that under IAS, TeliaSonera recorded the changes in accounting principles as an adjustment to the opening balance of shareholders’ equity at January 1, 2001. Under U.S. GAAP upon adoption of FAS 133 certain adjusting entries were recorded in earnings in accordance with FAS 133, paragraph 52.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Merger with Sonera Oyj

Under IAS, the TeliaSonera shares issued to Sonera shareholders in consideration for the merger have been valued based on the quoted market price of these shares as of the date of change of control, which was December 3, 2002. Under U.S. GAAP, the average market price for a reasonable period before and after the date the terms of a transaction are agreed and announced is to be used in determining the fair value of securities issued. Accordingly, under U.S. GAAP, the TeliaSonera shares issued to Sonera shareholders in consideration for the merger are valued based on a weighted average share price for the five consecutive trading days between March 22 and 28, 2002, which was SEK 36.75 per share. The fair value of TeliaSonera warrants issued to Sonera warrantholders in consideration for the merger has been determined using the same share price and totaled SEK 276 million.

Furthermore, under IAS, the total fair value of TeliaSonera warrants issued has been recorded as part of the purchase price. Under U.S. GAAP, the fair value of fully vested warrants, amounting to SEK 228 million, has been recognized as part of the purchase consideration, while the fair value of the unvested warrants (SEK 48 million) will be amortized to expense over the future remaining vesting period as stock-based employee compensation cost.

The excess of purchase price consideration over the fair value of Sonera’s net assets, the fair value adjustments and goodwill under U.S. GAAP are as follows.

SEK in
millions

Fair value of TeliaSonera shares issued	58,967
Fair value of TeliaSonera warrants issued	228
Transaction related expenses	622

Total purchase price consideration	59,817
Less: Fair value of Sonera’s net assets under U.S. GAAP (based on Sonera’s U.S. GAAP reconciliation on December 3, 2002)	-18,101

Excess of purchase price consideration over fair value of Sonera’s net assets	41,716
Less: Identified intangibles at fair value:
Trade names	-1,546
Licenses, patents, and roaming and interconnect agreements	-5,492
Subscriber contracts	-15,069
Less: Fair value adjustment of computer software	-253
Less: Fair value adjustment of real estate and plant and machinery	-765
Less: Fair value adjustment of investments in associated companies and other equity holdings	-8,740
Add-back: Fair value adjustment of pension obligations	512
Deferred tax	7,790

Goodwill	18,153

Under IAS, roaming and interconnect agreements with other operators as well as most of the customer list (“portfolio of customers”) do not meet the definition of an intangible asset. Therefore, TeliaSonera under IAS has not assigned any value to Sonera’s roaming and interconnect agreements and only assigned a limited value to Sonera’s customer list, reflecting certain long-term contractual agreements with customers. Under U.S. GAAP, the fair values of roaming and interconnect agreements and the total customer list are recorded as intangible assets and amortized over their economic useful lives. For roaming and interconnect agreements the remaining useful lives have been determined to be 20 years. The customer list includes mobile and fixed-line residential and corporate customers. The remaining useful lives have been determined to be 11 years for mobile residential, nine years for mobile corporate, 15 years for fixed-line residential, and 11 years for fixed-line corporate customers. Amortization is calculated from the date of acquisition, which was December 3, 2002.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Besides different carrying values of Sonera’s net assets and of Sonera’s investments in associated companies, differences in the methods of calculating the fair value of TeliaSonera shares and warrants issued and the fair value of other intangible assets affect the amount of goodwill from the transaction under U.S. GAAP. Under IAS, the purchase price allocated to identifiable assets and liabilities is amortized based on the estimated useful life of the identifiable assets and liabilities. The excess purchase price after this allocation is described as goodwill and recognized as a separate asset. It has been determined that TeliaSonera under IAS will amortize goodwill arising from the merger over an economic useful life of 20 years. Under U.S. GAAP, goodwill arising in a business combination shall not be amortized. Accordingly, amortization of goodwill from the transaction has been reversed. Amortization is calculated from the date of acquisition, which was December 3, 2002.

Income taxes

Deferred tax benefits and liabilities are calculated for all differences between IAS and U.S. GAAP, when applicable.

Translation into U.S. GAAP

Application of U.S. GAAP has the following effects on consolidated net income and shareholders’ equity.

	January-December

SEK in millions	2002	2001	2000

Net income under IAS	-8,067	1,869	10,278
Revenue recognition	-147	-239	-215
Impairment charge	-3,027	3,027	—
Sale and leaseback	449	-274	217
Stock-based compensation	-125	-91	—
Alecta/SPP funds	243	138	-387
Restructuring costs	470	—	—
Share of earnings in associated companies	33	29	-7
Financing of associated companies	0	-15	-3
Associated companies in hyperinflationary economies	-122	—	—
Goodwill	1,804	2	—
Changes in accounting principles	—	4	—
Merger with Sonera	-152	—	—
Deferred tax	-114	-7	108

Net income under U.S. GAAP	-8,755	4,443	9,991

	December 31,

SEK in millions	2002	2001	2000

Shareholders’ equity under IAS	108,829	59,885	55,988
Revenue recognition	-4,103	-3,956	-3,717
Impairment charge	—	3,027	—
Sale and leaseback	-1,196	-1,645	-1,371
Alecta/SPP funds	-6	-249	-387
Restructuring costs	470	—	—
Share of earnings in associated companies	33	—	-29
Financing of associated companies	3	3	18
Associated companies in hyper inflationary economies	-122	—	—
Goodwill	1,806	2	—
Available-for-sale financial instruments	—	—	-223
Merger with Sonera	3,138	—	—
Deferred tax	1,408	1,522	1,591
Exchange rate differences	9	—	—

Shareholders’ equity under U.S. GAAP	110,269	58,589	51,870

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

The adjustments would have changed certain items in the consolidated income statements and balance sheets. The following table shows summary income statements and balance sheets after the application of U.S. GAAP.

	January-December

SEK in millions, except per share data	2002	2001	2000

Income statements under U.S. GAAP
Net sales	59,336	56,957	53,849
Income from associated companies	809	6,147	-1,207
Operating income	-11,472	8,033	11,611
Income after financial items	-12,190	7,390	11,322
Income taxes	3,505	-2,925	-1,339
Minority interests	-70	-22	8
Net income	-8,755	4,443	9,991
Basic and diluted loss/earnings per share (SEK)	-2.80	1.48	3.41

	December 31,

SEK in millions	2002	2001	2000

Balance sheets under U.S. GAAP
Fixed assets	183,627	99,236	92,469
Current assets	33,837	33,259	31,220
Total assets	217,464	132,495	123,689
Shareholders’ equity	110,269	58,589	51,870
Minority interests	5,210	204	320
Provisions	22,386	13,107	11,357
Long-term loans	32,124	25,193	20,876
Short-term loans	12,608	3,931	13,166
Long-term liabilities	5,773	6,262	4,003
Current liabilities	29,094	25,209	22,097
Total equity and liabilities	217,464	132,495	123,689

Comprehensive income

The accounts should comply with FASB Statement No. 130 “Reporting Comprehensive Income” to take into account the concept of comprehensive income. This concept includes net income for the year and items charged directly to equity originating from non-owner sources.

		January-December

	SEK in millions	2002	2001	2000

	Net income under U.S. GAAP	-8,755	4,443	9,991
Derivatives at fair value:	Application of FAS 133	—	-182	—
	Change during the year	12	114	—
	Unrealized gains/losses on securities available for sale	8	143	-107
	Translation of foreign operations	1,735	3,785	1,821
	Stock-based compensation	125	91	—
	Other items	-57	-155	-53
	Other comprehensive income	1,823	3,796	1,661

	Total comprehensive income	-6,932	8,239	11,652

	Accumulated comprehensive income	12,959	19,891	11,652

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Recently issued accounting pronouncements

FAS 143

FASB Statement No. 143 “Accounting for Obligations Associated with the Retirement of Long-Lived Assets” (FAS 143) was issued in August 2001. FAS 143 addresses financial accounting and reporting for the retirement obligation of an asset and states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. FAS 143 will be effective for fiscal years beginning after June 15, 2002. TeliaSonera does not expect the application of FAS 143 to have a material effect on its U.S. GAAP earnings and financial position.

FAS 145

FASB Statement No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (FAS 145) was issued in April 2002. FAS 145 rescinds FAS 4 “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, FAS 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” FAS 145 also rescinds FAS 44 “Accounting for Intangible Assets of Motor Carriers.” FAS 145 amends FAS 13 “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of FAS 145 related to the rescission of FAS 4 shall be applied in fiscal years beginning after May 15, 2002. Two provisions related to FAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of FAS 145 shall be effective for financial statements issued on or after May 15, 2002. The application of FAS 145 did not or is not expected to have a material effect on TeliaSonera’s U.S. GAAP earnings and financial position.

FAS 146

In July 2002, FASB Statement No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146) was issued. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between FAS 146 and EITF 94-3 relates to FAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. FAS 146 states that an entity’s commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. TeliaSonera does not expect the application of FAS 146 to have a material effect on its U.S. GAAP earnings and financial position.

FAS 148

In December 2002, FASB Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” (FAS 148) was issued. FAS 148 amends FASB Statement No. 123 “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to FAS 123’s fair value method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure provisions of FAS 123 and APB Opinion No. 28 “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. FAS 148’s amendment of the transition and annual disclosure requirements of FAS 123 are effective for fiscal years ending after December 15, 2002, while the amendment of the disclosure requirements of Opinion 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002. TeliaSonera’s transition to FAS 123, as amended by FAS 148, and the related effects on earnings are discussed in section “Stock-based compensation” above.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

FAS 149

In April 2003, FASB Statement No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (FAS 149) was issued. FAS 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, FAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN 45 (see below), and amends certain other existing pronouncements. FAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, provisions of FAS 149 should be applied prospectively. TeliaSonera does not expect the application of FAS 149 to have a material effect on its U.S. GAAP earnings and financial position.

FAS 150

In May 2003, FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (FAS 150) was issued. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of FAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. TeliaSonera does not expect the application of FAS 150 to have a material effect on its U.S. GAAP earnings and financial position.

FIN 45

In November 2002, FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) was issued. Guarantees meeting the characteristics described in FIN 45, which are not included in a long list of exceptions, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5 “Accounting for Contingencies.” FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. FIN 45’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. TeliaSonera does not expect the application of FIN 45 to have a material effect on its U.S. GAAP earnings and financial position.

FIN 46

In January 2003, FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46) was issued. FIN 46 is an interpretation of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” (ARB 51),which changes the criteria currently used by companies in deciding whether they are required to consolidate another entity. TeliaSonera is evaluating what impact, if any; FIN 46 will have on its consolidated financial statements under U.S. GAAP.

EITF 00-21

In November 2002, the Emerging Issues Task Force (EITF) within FASB reached a consensus on Issue 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. Although TeliaSonera currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under US. GAAP.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

46.	Definitions

Concepts

EBITDA

An abbreviation of “Earnings Before Interest, Tax, Depreciation and Amortization.” Equals operating income before depreciation, amortization and write-downs.

Underlying EBITDA

EBITDA net of items not reflecting the underlying business operations and excluding income from associated companies. Items not reflecting the underlying business operations include capital gains and losses, cost for phasing out operations, personnel redundancy costs, and non-capitalized expenses in conjunction with the merger with Sonera in 2002 and the initial public offering in 2000.

Capital employed

Total assets less non-interest-bearing liabilities and non-interest-bearing provisions recorded, and the (proposed) dividend.

Operating capital

Non-interest-bearing assets less non-interest-bearing liabilities, including the (proposed) dividend, and non-interest-bearing provisions.

Net interest-bearing liability

Interest-bearing liabilities and provisions less interest-bearing assets but including participations in associated companies.

Net borrowings

Interest-bearing liabilities less interest-bearing assets but including participations in associated companies.

Net debt

Interest-bearing liabilities less short-term investments and cash and bank.

Free cash flow

Cash flow from operating activities less intangible and tangible fixed assets acquired.

Per share data

Earnings per share are based on the weighted average number of shares before and after dilution with potential ordinary shares, while shareholders’ equity per share are based on the number of shares at the end of the period.

CAPEX

An abbreviation of “Capital Expenditure.” Investments in intangible (except goodwill) and tangible fixed assets.

Acquisitions

Investments in goodwill, shares, and participations.

TELIASONERA AB AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)

Notation conventions

In conformance with Swedish and international standards, this report applies the following currency notations:

SEK	Swedish krona	HKD	Hong Kong dollar	NOK	Norwegian krone
BRL	Brazilian real	HUF	Hungarian forint	PHP	Philippine peso
CHF	Swiss franc	INR	Indian rupee	PLN	Polish zloty
CZK	Czech koruna	JPY	Japanese yen	RUR	Russian ruble
DEM	German mark	LKR	Sri Lankan rupee	SGD	Singapore dollar
DKK	Danish krone	LTL	Lithuanian lita	TRL	Turkish lira
EEK	Estonian kroon	LVL	Latvian lat	UGX	Ugandan shilling
EUR	European euro	NAD	Namibian dollar	USD	U.S. dollar
GBP	Pound sterling

NETIA HOLDINGS S.A.
Consolidated Financial Statements
December 31, 2002

Report of Independent Accountants

To the Supervisory Board and Shareholders
of Netia Holdings S.A.

We have audited the accompanying consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the “Company”) as at December 31, 2002, and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2002, 2001 and 2000, all of them expressed in Polish Zloty (“PLN”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001 and the consolidated results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000, in accordance with International Financial Reporting Standards.

The convenience translations are disclosed as part of the consolidated financial statements. The convenience translation for the year ended December 31, 2002 has been presented in US dollars, as a matter of arithmetic computation using the official rate of the National Bank of Poland at December 31, 2002 of PLN 3.8388 to US dollar 1.00. We have not audited these translations and accordingly we do not express an opinion thereon. The US dollar amounts presented in these consolidated financial statements should not be construed as a representation that the PLN amounts have been or could have been converted to US dollars at this rate or at any other rate.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for each of the years ended December 31, 2002, 2001 and 2000 and the determination of consolidated shareholders’ equity / (deficit) as at December 31, 2002 and 2001 to the extent summarized in Note 25 to the consolidated financial statements.

PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
February 13, 2003

NETIA HOLDINGS S.A.
Consolidated Balance Sheets
(All amounts in thousands)

				Convenience
				Translation
				$ (Note 3)

		December 31,	December 31,	December 31,
	Note	2001	2002	2002

		(PLN)	(PLN)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	5	486,946	132,465	34,507
Restricted investments, cash and cash equivalents	6	47,500	254,211	66,221
Accounts receivable
Trade, net of allowance for doubtful accounts PLN 36,192 and PLN 45,278 (USD 11,795)		91,838	87,067	22,681
Government — value added tax		15,179	2,374	618
Other		3,510	8,147	2,122
Inventories		1,708	854	223
Prepaid expenses		9,358	8,260	2,152

Total current assets		656,039	493,378	128,524
Investments		1,949	1,663	433
Fixed assets, net	7	2,454,309	2,245,917	585,057
Intangible assets
Licenses, net	8	695,149	639,176	166,504
Computer software, net	9	82,944	112,685	29,354
Other long term assets		13,957	—	—

Total assets		3,904,347	3,492,819	909,872

W. Madalski President of the Company

A. Hochman Chief Financial Officer

Warsaw, Poland
February 13, 2003

The accompanying notes are an integral part of these consolidated financial statements

NETIA HOLDINGS S.A.
Consolidated Balance Sheets
(All amounts in thousands)

				Convenience
				Translation
				$ (Note 3)

		December 31,	December 31,	December 31,
	Note	2001	2002	2002

		(PLN)	(PLN)	(Unaudited)
LIABILITIES
Current liabilities
Current maturities of long-term debt	12	3,396,869	—	—
Short term liabilities for licenses	8	165,613	211,247	55,029
Accounts payable and accruals
Trade		170,779	89,864	23,409
Liabilities connected with cancellation of cash flow hedges	14	224,907	—	—
Accruals and other	11	163,561	85,805	22,352
Deferred income		7,495	6,956	1,812

Total current liabilities		4,129,224	393,872	102,602
Long term liabilities for licenses	8	92,764	112,260	29,244
Long term debt	12	—	161,756	42,137
Long term installment obligations	13	—	5,141	1,339

Total liabilities		4,221,988	673,029	175,322

Commitments and contingencies	24	—	—	—
Minority interest	17	25,607	17,499	4,558
Shareholders’ (deficit) / equity
Share capital (nominal par value of PLN 6 per share)		203,285	203,285	52,955
Share premium		1,713,865	1,713,865	446,459
Treasury shares		(3,611)	(2,812)	(733)
Other reserves	2	—	3,819,712	995,028
Accumulated deficit		(2,256,787)	(2,931,759)	(763,717)

Total shareholders’ (deficit) / equity		(343,248)	2,802,291	729,992

Total liabilities and shareholders’ (deficit) / equity		3,904,347	3,492,819	909,872

The accompanying notes are an integral part of these consolidated financial statements

NETIA HOLDINGS S.A.
Consolidated Statements of Operations
(All amounts in thousands)

					Convenience
					Translation

			Year ended		$ (Note 3)
		December 31,	December 31,	December 31,	December 31,
	Note	2000	2001	2002	2002

		(PLN)	(PLN)	(PLN)	(Unaudited)
Revenue
Telecommunication services revenue
Installation fees		12,437	2,192	1,808	471
Monthly fees		89,685	142,068	148,183	38,601
Calling charges		284,975	360,707	412,267	107,395
Other revenue		8,128	7,196	25,862	6,737

		395,225	512,163	588,120	153,204
Other revenue:
Service		24,234	18,235	9,487	2,471
Sales of equipment		23,288	8,453	6,777	1,765

Total revenue		442,747	538,851	604,384	157,440
Costs
Interconnection charges, net		(112,270)	(122,211)	(117,480)	(30,603)
Cost of equipment		(20,359)	(7,508)	(5,693)	(1,483)
Salaries and benefits		(99,845)	(104,498)	(105,218)	(27,409)
Social security costs		(19,221)	(20,833)	(18,152)	(4,729)
Depreciation of fixed assets	7	(130,479)	(172,735)	(194,634)	(50,702)
Amortization of goodwill		(25,927)	(17,938)	—	—
Amortization of other intangible assets		(23,304)	(62,892)	(74,046)	(19,289)
Impairment of goodwill		—	(220,279)	—	—
Impairment provision for long term assets	10	—	(116,247)	(149,353)	(38,906)
Other operating expenses	19	(167,873)	(222,609)	(202,616)	(52,781)

Loss from operations		(156,531)	(528,899)	(262,808)	(68,462)
Financial expense, net	20	(198,681)	(230,019)	(417,570)	(108,776)
Effect of default on long term debt	12	—	(112,047)	—	—
Effect of canceling of swap transactions	14	—	(274,637)	—	—
Other		(339)	—	—	—

Loss before income tax		(355,551)	(1,145,602)	(680,378)	(177,238)
Income tax charge	15	(2,514)	(5,424)	(1,903)	(496)

Loss before minority interest		(358,065)	(1,151,026)	(682,281)	(177,734)
Minority share in losses / (profits) of subsidiaries	17	(3,981)	1,809	7,309	1,904

Net loss		(362,046)	(1,149,217)	(674,972)	(175,830)

Basic and Diluted
Loss per share (not in thousands)	21	(12.60)	(37.29)	(17.89)	(4.66)

The accompanying notes are an integral part of these consolidated financial statements

NETIA HOLDINGS S.A.
Consolidated Statements of Changes in Shareholders’ Equity
(All amounts in thousands)

								Total
								Shareholders’
		Share	Share	Treasury	Other	Hedging	Accumulated	equity /
	Note	capital	premium	shares	reserves	reserve	deficit	(deficit)

		(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Balance as at January 1, 2000		173,735	1,275,840	(1,401)	—	—	(771,082)	677,092
Net loss		—	—	—	—	—	(362,046)	(362,046)
Issuance of shares, net of related costs		27,000	438,025	—	—	—	—	465,025
Shares issued for stock option plan		2,550	—	(2,550)	—	—	—	—
Employee stock subscriptions and stock option exercises		—	—	340	—	—	—	340

Balance as at December 31, 2000		203,285	1,713,865	(3,611)	—	—	(1,133,128)	780,411
Effect of adopting IAS 39		—	—	—		(25,424)	25,558	134

As restated		203,285	1,713,865	(3,611)	—	(25,424)	(1,107,570)	780,545
Fair value losses on cash flow hedges, net of tax	14	—	—	—	—	(249,213)	—	(249,213)
Fair value losses reclassified and reported in the statement of operations	14	—	—	—	—	47,903	—	47,903
Canceling of swap transactions	14	—	—	—	—	226,734	—	226,734
Net loss		—	—	—	—	—	(1,149,217)	(1,149,217)

Balance as at December 31, 2001		203,285	1,713,865	(3,611)	—	—	(2,256,787)	(343,248)
Exchange of shares with minority shareholder	17	—	—	799	—	—	—	799
Reduction of debt	2	—	—	—	3,553,712	—	—	3,553,712
Subscription for series H shares	2	—	—	—	338,457	—	—	338,457
Cost of issuance of shares	2,16	—	—	—	(72,457)	—	—	(72,457)
Net loss		—	—	—	—	—	(674,972)	(674,972)

Balance as at December 31, 2002		203,285	1,713,865	(2,812)	3,819,712	—	(2,931,759)	2,802,291

The accompanying notes are an integral part of these consolidated financial statements

NETIA HOLDINGS S.A.
Consolidated Statements of Cash Flows
(All amounts in thousands)

					Convenience
					Translation
		Year ended			$ (Note 3)

		December 31,	December 31,	December 31,	December 31,
	Note	2000	2001	2002	2002

		(PLN)	(PLN)	(PLN)	(Unaudited)
Cash flows from operating activities:
Net loss		(362,046)	(1,149,217)	(674,972)	(175,830)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of fixed assets and amortization of goodwill, licenses and other intangible assets		179,710	253,565	268,680	69,991
Amortization of notes issuance costs		12,932	—	127	33
Amortization of discount on notes		116,646	106,830	—	—
Interest expense accrued on license liabilities		25,743	19,894	22,595	5,886
Interest expense accrued on long term debt		259,441	285,995	220,428	57,421
Minority share in profits / (losses) of subsidiaries		3,981	(1,809)	(7,309)	(1,904)
Impairment of goodwill		—	220,279	—	—
Impairment provision for long term assets	10	—	116,247	149,353	38,906
Effect of default on long term debt		—	112,047	—	—
Effect of canceling of hedge transactions		—	274,637	—	—
Allowance for debtors subject to court settlements		—	16,974	—	—
Other losses		339	—	—	—
(Decrease) / Increase in long term assets		(2,185)	1,425	—	—
Foreign exchange (gains) / losses on translation of long term debt and restricted investments		(127,622)	(157,314)	195,914	51,035
Changes in working capital		58,367	78,059	23,660	6,164

Net cash provided by operating activities		165,306	177,612	198,476	51,702
Cash flows used in investing activities:
Purchase of fixed assets and computer software		(756,657)	(582,779)	(270,548)	(70,477)
Purchase of minority interest shareholdings in subsidiaries		—	(60,883)	—	—
(Increase) / decrease of investments		(20,990)	8,500	—	—
Increase of restricted investments		(219,902)	—	—	—
Increase of restricted cash and cash equivalents	6	—	—	(197,744)	(51,512)
Payments for licenses			(359,971)	(3,998)	—

Net cash used in investing activities		(1,357,520)	(639,160)	(468,292)	(121,989)
Net cash provided by / (used in) financing activities:
Net proceeds from issuance of shares		467,575	—	—	—
Proceeds from long term loans and liabilities		839,320	—	—	—
Repayment of bank loans and vendor financing		(61,481)	—	—	—
Payment of interest on long term debt		—	(111,355)	—	—
Payments related to restructuring		—	(8,740)	(80,394)	(20,942)
Payments for cancellation of swap transactions	16	—	(22,460)	(29,279)	(7,627)
Contribution from minority shareholders in subsidiaries		77,331	—	—	—
Capitalized deferred financing costs		(33,514)	—	—	—

Net cash provided by / (used in) financing activities		1,289,231	(142,555)	(109,673)	(28,569)
Effect of exchange rate change on cash and cash equivalents		(56,577)	(51,801)	25,008	6,515
Net change in cash and cash equivalents		40,440	(655,904)	(354,481)	(92,341)
Cash and cash equivalents at beginning of year		1,102,410	1,142,850	486,946	126,848

Cash and cash equivalents at end of year		1,142,850	486,946	132,465	34,507

The accompanying notes are an integral part of these consolidated financial statements

NETIA HOLDINGS S.A.
Consolidated Statements of Cash Flows
(All amounts in thousands)

				Convenience
				Translation
	Year ended			$ (Note 3)

	December 31,	December 31,	December 31,	December 31,
	2000	2001	2002	2002

	(PLN)	(PLN)	(PLN)	(Unaudited)
Changes in working capital components:
Trade receivables	(23,832)	10,497	4,771	1,243
Government receivables	(3,693)	32,784	7,439	1,938
Other receivables	928	357	(4,637)	(1,208)
Inventories	(58)	1,050	854	222
Prepaid expenses	1,372	(1,813)	1,098	286
Trade creditors	83,695	20,418	25,246	6,577
Payables to related parties	(4,686)	—	—	—
Accruals and other payables	1,466	11,779	(10,572)	(2,754)
Deferred income	3,175	2,987	(539)	(140)

	58,367	78,059	23,660	6,164

Supplemental disclosures:

				Convenience
				Translation
	Year ended			$ (Note 3)

	December 31,	December 31,	December 31,	December 31,
	2000	2001	2002	2002

	(PLN)	(PLN)	(PLN)	(Unaudited)
Interest paid	258,762	256,868	—	—
Income taxes paid / (recovered)	9,134	(4,915)	1,273	332

     Interest paid during the year ended December 31, 2001 includes PLN 111,355 of payment from the Company’s cash and cash equivalents and PLN 145,513 from the Company’s investment accounts.

Non-cash investing and financing activities:

     The Company incurred the following financing transactions that did not involve cash flows in the current period:

				Convenience
				Translation
	Year ended			$ (Note 3)

	December 31,	December 31,	December 31,	December 31,
	2000	2001	2002	2002

	(PLN)	(PLN)	(PLN)	(Unaudited)
Conversion of 1997, 1999 and 2000 Notes and swap obligations into 2002 Notes and series H shares (see Note 2)	—	—	4,096,068	1,067,018

     The Company incurred the following liabilities at the end of each year that were related to fixed asset or construction in progress additions:

			Convenience
			Translation
Year ended			$ (Note 3)

December 31,	December 31,	December 31,	December 31,
2000	2001	2002	2002

(PLN)	(PLN)	(PLN)	(Unaudited)
296,694	154,604	52,952	13,794

The accompanying notes are an integral part of these consolidated financial statements

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

1. The Company

Netia Holdings S.A. (“the Company” or “Netia Holdings”) was formed in 1990 as a limited liability company under the laws of Poland and was transformed into a joint stock company in 1992. The Company is engaged through its subsidiaries (together: the “Netia Group”) in the design, construction and operation of modern digital telecommunication and data transmission networks.

The Company’s subsidiaries obtained licenses from the Ministry of Communications of Poland (“MOC”) for the provision of local telephone services in areas including six of the Poland’s largest cities — Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company’s subsidiaries, Netia 1 Sp. z o.o. (“Netia 1”), obtained a license for domestic long distance telephone services. As of January 1, 2001, pursuant to the new Telecommunication Act (“NTA”), all telephone licenses were converted by virtue of law into telecommunication permits. (See Note 8 for further details regarding conversion of licenses to permits.) On the basis of these permits, the Netia Group currently provides various voice telephone services in areas covering approximately 33% of Poland and reaching approximately 40% of the population of Poland, including nine of Poland’s ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service (including, since August 2001, domestic long distance), Integrated Services Digital Network (“ISDN”), voice mail, dial-up and fixed-access Internet, leased lines, Voice over Internet Protocol (“VoIP”) and co-location services. In September 2001, the Netia Group began offering frame relay services. The Netia Group is one of the two operators in Poland offering, since February 2002, services based upon an Intelligent Network: Freephone (“0800”) and Split Charge (“0801”). In the near future the Netia Group also expects to begin offering “0-708” premium rate services, based on an arbitration decision issued by the President of the Office for the Regulations of Telecommunications and Post (the “ORTP”) and subject to the successful completion of negotiations with TPSA in respect of interconnections with TPSA. The Netia Group has recently launched wholesale services, including the wholesale termination of in-bound traffic, which has been offered since early 2001, and duct, dark fiber and capacity leasing and co-location services, which have been offered from the second half of 2002. In accordance with provisions of NTA liberalizing the market for international long-distance calls, as of January 1, 2003 the Company started to offer international long distance services in selected zones, based on standard lines, in addition to alternative service based on VoIP technology. The Netia Group is also engaged in the installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. (“Uni-Net”).

The Company is subject to the periodic reporting requirements in the U.S. under the Securities Exchange Act of 1934, as amended, and under the Polish regulations on reporting requirements for companies listed on the Warsaw Stock Exchange. Its ordinary shares have been listed on the Warsaw Stock Exchange since September 2000. Between August 1999 and October 2002 the Company’s American Depositary Shares (“ADSs”) were listed for trading on the NASDAQ stock market (“NASDAQ”). On October 14, 2002 the NASDAQ Listing Qualifications Panel (the “Panel”) decided to delist Netia’s ADSs from the NASDAQ, effective as of the opening of the business on October 15, 2002, due to failure by the Company to meet all listing requirements (see also Note 26 for further details).

The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2. Financial Restructuring

Background

On December 15, 2001, the Company defaulted on several interest payments on two series of its notes. Those defaults triggered cross-default provisions under the terms of the indentures governing the four other series of notes and, as a result, the Company was in default on all six series of the issued notes that were then outstanding. The Company has also defaulted on swap payments under certain swap agreements. The Company also did not make all subsequent payments of interest due after December 15, 2001. As a result of these defaults and a level of shareholders’ equity, which — as calculated according to Polish Accounting Standards — has been at deficit since December 31, 2001, the Company was required to file for bankruptcy under Polish law unless it petitioned for the opening of arrangement proceedings. To avoid filing for bankruptcy, Netia Holdings S.A., Netia Telekom S.A. (“Telekom”) and Netia South Sp. z o.o. (“South”) petitioned the court in Warsaw on February 20, 2002 to open arrangement proceedings.

On March 5, 2002, the Company reached an agreement on the restructuring (the “Restructuring Agreement”) of its debt with an ad hoc committee of its noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., then owning together approximately 57.4% of the Company’s share capital, with the latter two acting separately as the largest shareholders of Netia Holdings. Subsequently the Restructuring Agreement was signed by majority of creditors. Under the Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company’s balance sheet.

On June 14, 2002 an exchange agreement (the “Exchange Agreement”) was entered into by the Company, certain of its subsidiaries and a substantial majority of the consenting creditors, parties to the Restructuring Agreement. The Exchange Agreement was intended to specify further terms of the financial restructuring outlined in the Restructuring

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Agreement, and to provide the means for the implementation of the terms of the restructuring as set out in the Restructuring Agreement.

Pursuant to the Restructuring Agreement and the Exchange Agreement Netia Holdings B.V. (“NH BV”), the Company’s wholly-owned Dutch subsidiary issued EUR 49,869 10% Senior Secured Notes due 2008 (the “2002 Notes”) to holders of the existing notes and JPMorgan Chase Bank (“JPMorgan”) in exchange for relinquishing their claims in respect of the existing notes and obligations under the swap agreements with JPMorgan. In addition, creditors of the Netia Group had an opportunity to subscribe with their reduced claims in form of installment obligations for series H shares issued by the Company. On December 23, 2002 312,626,040 (not in thousand) series H shares offered by the Company were subscribed by its creditors in exchange for such installment obligations. The restructuring process encompassed legal proceedings in three jurisdictions and included: Dutch moratorium proceedings, Polish arrangement proceedings and Section 304 Proceedings in the United States of America.

Under the Restructuring Agreement and the Exchange Agreement, the Company’s shareholders as of December 22, 2002 will be issued transferable warrants to acquire up to 64,848,652 (not in thousand) ordinary shares representing 15% of the Company’s post-restructuring share capital (after the issuance of 18,373,785 (not in thousand) ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). The strike price applicable to the warrants shall correspond to the volume-weighted average price of the Company’s ordinary shares on the Warsaw Stock Exchange for the 30 trading days beginning 31 days following the successful closing of registration of series H shares. The Company also plans to issue up to 18,373,785 (not in thousand) ordinary shares under a key employee stock option plan. The specific terms and conditions of the warrants and stock option plan are not yet determined.

Status of the Restructuring

As result of the Dutch court decision of November 6, 2002, whereby the moratorium arrangements relating to the three special-purpose finance subsidiaries of the Company were confirmed, and that became final and unappealable on November 15, 2002, the existing liabilities of the Company’s Dutch special-purpose finance subsidiaries under the notes and swap agreements have become unenforceable. The guarantees issued previously by Netia Holdings to noteholders and swap counterparties have been reduced separately in the Polish arrangement proceedings to 8.7% of their original value, which would have to be repaid by the Company in installments between 2007 and 2012. The Polish court decision became final and unappeable on December 3, 2002. The Polish arrangement proceedings were also conducted separately for two subsidiaries of the Company: Telekom and South in respect to intra-group debt and the other swap arrangements. The arrangement plans for Telekom and South have been approved by the Polish courts on June 25, 2002 and December 4, 2002, respectively, and the approval decisions became final and unappealable on January 2, 2003 and December 19, 2002, respectively. The Polish arrangement proceedings resulted in reduction of the liabilities of Telekom and South to 8.7% and 1% of their original values, respectively.

On October 21, 2002 Netia Holdings, Telekom and South entered into an agreement (the “Agreement and Releases”) with the minority group of the Company’s claimholders (the “Dissenting Parties”), who previously objected to the restructuring. Pursuant to the Agreement and Releases, the Dissenting Parties withdrew all their claims in connection with the arrangement proceedings in Poland. In addition, their appeal from the court’s ruling in the United States 304 proceeding was dismissed without prejudice to reinstatement in the event that the restructuring was not completed. On February 10, 2003, the Dissenting Parties’ objections to the United States 304 proceeding (including objection to turnover of the deposits to Netia) were withdrawn and their appeal was dismissed with prejudice. The US Bankruptcy Court will now decide when the deposits of EUR 13,878 (PLN 54,866 at the exchange rate prevailing at December 31, 2002) should be turned over to Netia.

On November 29, 2002 the Polish Securities and Exchange Commission (the “Commission”) decided to admit to public trading up to 317,682,740 (not in thousand) ordinary series H shares, 64,848,652 (not in thousand) ordinary series J shares and 18,373,785 (not in thousand) ordinary series K shares to be issued in connection with restructuring. Furthermore, the Commission gave its consent for the introduction to public trading of 31,419,172 (not in thousand) ordinary series I notes and 1,005,154 (not in thousand) ordinary series II notes, which authorize their holders to subscribe for the series J shares on a pre-emptive basis, with priority over the Company’s shareholders (subscription warrants), and 18,373,785 (not in thousand) ordinary series III notes, which authorize their holders under a key employee stock option plan to subscribe for the series K shares on a pre-emptive basis.

On December 23, 2002 the subscription of series H shares and issuance new notes were completed. 312,626,040 (not in thousand) series H shares at PLN 1.0826241 (not in thousand) per share were allocated out of total of 317,682,740 (not in thousand) offered to the Company’s creditors in accordance with the agreed terms of the restructuring. NH BV issued EUR 49,869 2002 Notes (PLN 198,758 at the exchange rate in effect on December 23, 2002) in exchange for the existing notes of NH BV and Netia Holdings II B.V. (“NH II BV”) and for claims under swap arrangement with JPMorgan by Netia Holdings III B.V. (“NH III BV”) in accordance with the agreed terms of restructuring and the composition plans for each of the Company’s Dutch subsidiaries. After registration of series H shares, the Company’s creditors will own shares representing approximately 91% of the Company’s share capital.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Registration of series H shares took place on January 30, 2003. On February 13, 2003 312,626,040 series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003 (see also Note 26).

As of January 2, 2003, all courts’ decisions approving Dutch composition plans and Polish arrangement plans became final and unappealable. Consequently, the restructuring is irreversible, subject to Netia Group’s compliance with and performance of all obligations under the Dutch composition plans and Polish arrangement plans. Management believes that the Company will comply with its obligations under the Dutch composition plans and Polish arrangement plans.

On February 13, 2003, Netia’s Supervisory Board approved the redemption of the outstanding 2002 Notes with an aggregate principal amount of EUR 49,869, following the recommendation by the Company’s Management Board. The decision was driven by the sufficient cash position and concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, dated December 23, 2002 (the “Indenture”) and (ii) the substantial restrictions imposed by the Indenture covenants Netia’s flexibility to run its daily operational business.

Current Financial Condition

The restructuring resulted in a surplus of PLN 3,553,712, calculated as a difference between the amount of reduction of carrying values of all liabilities subject to restructuring of PLN 4,096,068 and the total of: (i) net present value of reduced liabilities in the form of installment obligations not exchanged into shares of PLN 5,141, (ii) the value of the 2002 Notes of PLN 198,758, (iii) the issuance value of new ordinary series H shares issued of PLN 338,457, and was recorded in the other reserves of the shareholders’ equity.

The conclusion of arrangements with the Company’s creditors in Poland and the Netherlands, allowed the Company to regain solvency. Those arrangements will be additionally confirmed in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York. Management does not believe that the outcome of U.S. proceedings will have a material adverse effect on the financial restructuring of the Company. The restructuring did not lead to the elimination of all of the Company’s outstanding debt. The Company will have to repay (i) the 2002 Notes at principal amount of EUR 49,869 (PLN 198,758 at the exchange rate in effect on December 23, 2002) in 2008 and interests accrued on 2002 Notes in accordance with the terms of 2002 Notes, and (ii) the outstanding installment obligations at nominal amount of PLN 11,872 between 2007 and 2012, not exchanged for the ordinary series H shares offered by the Company.

As a result of the restructuring, as at December 31, 2002 the shareholders’ equity amounted to PLN 2,802,291, and working capital of PLN 99,506.

As the restructuring is virtually complete Management does not believe that events or conditions exist which may cast significant doubt on the Company’s ability to continue as a going concern. However, Management will continue to take steps aimed at preserving the Company’s cash, such as substantial reductions in capital and operating expenditures in comparison with the Company’s prior plans and steps aimed at seeking to confirm expiry, cancellation, deferral or conversion of the Company’s remaining license fee obligations (see also Note 8). Cash and cash equivalents held by the Netia Group as at December 31, 2002 amounted to PLN 132,465. The Company also held restricted cash and cash equivalents of PLN 199,345 established as temporary security for its 2002 Notes. Furthermore, the Company held PLN 54,866 in an restricted deposit account, which is expected to be released for the Company upon finalization of the proceedings in the U.S.

3. Basis of Presentation and Summary of Significant Accounting Policies

The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These consolidated financial statements have been prepared based upon the Company’s accounting records in order to present the consolidated financial position, results of operations and of cash flows in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and Interpretations issued by International Accounting Standards Board (“IASB”).

In 2001 the Company adopted IAS 39 “Financial Instruments — Recognition and Measurement”. The effects of the adoption, if any, are further described in the notes to these consolidated financial statements.

IFRS vary in certain important respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 25 for a reconciliation of net loss and shareholders’ equity/(deficit) based on IAS to U.S. GAAP.

Measurement Basis

Until December 31, 1996, Poland was considered to be a hyperinflationary economy. The consolidated financial statements for the periods through that date were prepared under the historical cost convention as adjusted for the effects of inflation in accordance with the IAS 29, “Financial Reporting in Hyperinflationary Economies”. The inflated values in

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Polish Zloty (“PLN”) at December 31, 1996 for balance sheet items became the new historical basis for subsequent periods.

US Dollar Convenience Translation (Unaudited)

The measurement currency is Polish Zloty that reflects the economic substance of the underlying events and circumstances of the Company. The US Dollar amounts shown in the accompanying consolidated financial statements have been translated at December 31, 2002 and for the year ended December 31, 2002 from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 3.8388 = USD 1.00, the rate published by the National Bank of Poland and effective on December 31, 2002. These amounts are unaudited and are included for the convenience of the reader only as supplementary information. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into US Dollars at this or any other rate.

Principles of Consolidation

Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date on which control ceases. All intercompany transactions, balances and unrealized gains on transactions between subsidiaries of the Company have been eliminated; unrealized losses are also eliminated unless the cost cannot be recovered. Separate disclosure is made of minority interest. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment by the minority shareholders to cover the losses.

Use of Estimates

The preparation of financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Although these estimates are based on the Management’s best knowledge of current events actual results could differ from these estimates.

Reclassifications

Certain prior periods’ amounts have been reclassified to conform to the presentation for the year ended December 31, 2002.

Cash and Cash Equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statements and balance sheet the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company presents cash and cash equivalents held in restricted accounts as a component of restricted cash and cash equivalents in long or short term assets, depending on the terms of legal restrictions relating to a particular balance.

Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, investments, accounts receivable, trade payables, long-term debt and financial derivatives. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Trade Receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables at the year end. Bad debts are written off when identified. If it is probable that the Company will not able to collect the receivables, an impairment loss is recognized. The impairment loss is measured as the difference between the carrying amount of receivables and the present value of expected future cash flows, discounted at the imputed interest rate of interest for similar borrowers.

Inventories

Inventories are stated at the lower of historical cost or net realizable value, generally determined on a first-in first-out (FIFO) basis. Where necessary, provision is made for obsolete, slow moving or defective inventory.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Impairment

Tangible fixed assets and intangible assets, including goodwill, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Fixed Assets and Network Under Construction

Fixed assets are stated at cost, plus related inflation through December 31, 1996. Network under construction represents the accumulation of costs associated with the construction of the telecommunications and data transmission networks and other tangible fixed assets. The Company includes in the construction cost of its networks all eligible borrowing costs (including interest costs and foreign exchange gains and losses) and administration and other overhead costs directly attributable to the acquisition or construction of assets before operations commence. Costs relating to the network under construction are transferred to the related fixed asset account and depreciation begins when operations commence.

The costs of repairs and maintenance are included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company.

Depreciation expense is recorded utilizing the straight-line method over the estimated useful life of the assets. These lives are summarized as follows:

Term

Land	infinite
Buildings	40 years
Long term ground lease	99 years
Base stations (Uni-Net)	7 to 13 years
Transmission network	15 years
Switching system	10 years
Machinery and equipment	4 to 8 years
Office equipment	3 to 8 years
Office furniture	5 years
Vehicles	5 to 6 years

Licenses

Licenses are stated at cost less accumulated amortization. If payment for the license is deferred beyond normal credit terms, its cost is the net present value of the obligation. The present value of the obligation is calculated using the Company’s effective borrowing rates at the time the license was granted. Any differences between the nominal price of the license and its net present value are treated as interest costs. Interest costs are capitalized up until the time when the network in that license territory becomes operational and are then recognized as interest expense over the period of the obligation. Amortization of the license also commences once the related network is operational and is recorded on a straight-line basis until the end of the grant period. The amortization period is 12 to 14 years. See also Note 8 for Management’s plans regarding the licenses held by the Company.

Computer Software Costs

Costs that are directly associated with identifiable and unique software products controlled by the Company and which have probable economic benefits, exceeding the cost, beyond one year, are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognized as a capital improvement and added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 5 years.

Long Term Debt

Upon the adoption of IAS 39, the Company stated its long term debt at amortized cost using the effective cost method and the difference between that cost and the amount payable, net of discount and deferred financing costs, was recognized as the effect of adopting IAS 39 in the opening accumulated deficit. As a result of the defaults on the Notes described in Note 12, certain debt of the Company has been treated as short term and the effective interest method value of the debt has equaled its face value.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Prior to the adoption of IAS 39, the Company had carried its long-term debt at the amount payable, net of discount in the case of discount bonds. Discounts were amortized over the discount period using the effective cost method. Costs incurred in obtaining financing were deferred and amortized to financial expense over the term of the credit facility or the maturity of the outstanding notes.

Long term debt is recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective cost method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

Retirement Benefits

The Company pays social security taxes on each employee to the Polish Government. The Company has no other employee retirement plans.

Share Capital

All shares outstanding issued by the Company are classified as equity. External costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Revenue

Telecommunications and other revenue is stated net of discounts and value added tax.

(1)	Telecommunications Revenue

Telecommunications revenue includes mainly installation fees, monthly charges and calling charges. The Company records revenue from installation fees, which are not in excess of installation costs, when the customer is connected to the network. Other telecommunication revenue comprises the provision of domestic long distance telephone services, voice mail, ISDN, dial-up and fixed-access Internet, leased lines, VoIP, frame relay and co-location services, as well as the sale of telecommunications accessories; revenues for these transactions are recognized when the service is provided or when the goods are sold.

(2)	Other Revenue

Other revenue includes revenue from specialized mobile radio service (public trunking), through the Company’s subsidiary Uni-Net. Service revenues are recorded when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

Interconnection Charges

Interconnection with other telecommunication operators is required to complete calls that originate on but terminate outside of the Company’s network or originate outside the network and terminate within it, or are only transferred through the Company’s network. The Company pays interconnection charges based on agreements entered into with other telecommunication operators.

Foreign Exchange Gains and Losses

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translations of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement or capitalized as part of network under construction in accordance with the Company’s fixed assets capitalization policy when the exchange differences arise from foreign currency borrowings used to finance self constructed assets.

Deferred Income Taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. Valuation allowances are recorded for deferred tax assets when it is likely that tax benefits will not be realized.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

4. Financial Risk Management

Financial Risk Factors

The Company’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk management has been carried out by a central treasury department under policies approved by the Company’s Management Board. The treasury department has been identifying, evaluating and hedging financial risks in close co-operation with the operating units. The Management Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, and investing excess liquidity.

Foreign Exchange Risk

The Company’s revenues and costs are predominately denominated in Polish Zloty, other than payments made under the construction contracts, which are linked to the U.S. Dollar and Euro. In the previous years the Company raised long term debt on international financial markets and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar and Euro.

Interest Rate Risk

The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The Company’s policy is to maintain approximately all of its borrowings in fixed rate instruments. Interest rates of all categories of long term debt are fixed.

Credit Risk

The Company has no significant concentrations of credit risk. Cash transactions are limited to high credit quality financial institutions.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, which is analysed on a regular basis, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair Value Estimation

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The net book value and fair value of long term fixed rate debt at December 31, 2001 was PLN 3,396,869 and PLN 585,960, respectively. The fair value of the long term debt was determined using market quotes at the balance sheet date. As at December 31, 2002 the fair value of long term debt was based on present value of future cash flows amounting to PLN 161,756 and was equal to its balance sheet value.

5. Cash and Cash Equivalents

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
Cash at bank and in hand	486,946	86,870
Short term deposits	—	45,595

	486,946	132,465

The short term deposits consist primarily of funds deposited with money market investment funds and asset management institutions, which are invested in various short term low risk debt instruments.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

6. Restricted Investments, Cash and Cash Equivalents

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
Current portion
2000 Notes — Investment Account	47,500	54,866
2002 Notes — Restricted Accounts	—	199,345

	47,500	254,211

In June 2000, the Company deposited EUR 52,400 (PLN 219,902 at the exchange rate in effect on that date) in an “Investment Account” with the trustee for its 2000 Notes. As of December 31, 2002, three payments of EUR 13,750 each have been made from this account. In June 2002 the Treasury Notes have been sold and the funds invested in cash deposits. These remaining funds are expected to be released for the Company upon completion of the 304 Section proceedings in the U.S. (see Note 2).

On December 20, 2002 the Company established a restricted account as a temporary security for the 2002 Notes. As at December 31, 2002 cash deposited to this account amounted to PLN 63,256.

On December 23, 2002, the Company entered into agreements on security assignment of rights to investment accounts as a temporary security for obligations of NH BV arising from the issue of the 2002 Notes. The value of these accounts amounted to PLN 136,089 as at December 31, 2002. On January 3, 2003 securities of PLN 80,265 have been transferred to an escrow account securing the 2002 Notes.

On February 13, 2003 the redemption of 2002 Notes was approved by the Company’s Supervisory Board, following the recommendation of the Management Board (see also Note 2).

7. Fixed Assets and Network under Construction

	December 31,				December 31,
Assets at Adjusted Cost	2001	Additions	Transfers	Disposals	2002

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Buildings	87,945	—	(2,519)	—	85,426
Land	14,505	2,553	—	—	17,058
Long term ground lease	5,400	6	—	—	5,406
Transmission network	1,313,543	—	171,929	(2,652)	1,482,820
Switching system	848,020	—	132,977	(509)	980,488
Base stations	12,448	1,450	—	—	13,898
Machinery and equipment	158,164	20,431	11,053	(1,859)	187,789
Office furniture and equipment	106,612	1,695	36	(133)	108,210
Vehicles	19,520	—	—	(4,181)	15,339

	2,566,157	26,135	313,476	(9,334)	2,896,434
Network under construction	429,427	102,961	(313,476)	(19,223)	199,679

	2,995,584	129,096	—	(28,567)	3,096,113

	December 31,	Depreciation			December 31,
Accumulated Depreciation	2001	Expense	Transfers	Disposals	2002

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Buildings	7,116	3,317	(134)	—	10,299
Long term ground lease	258	103	—	—	361
Transmission network	170,052	98,162	(293)	(212)	267,709
Switching system	151,138	51,579	(1,221)	(38)	201,458
Base stations	11,935	1,421	—	—	13,356
Machinery and equipment	27,825	14,455	1,648	(1,133)	42,795
Office furniture and equipment	44,046	22,654	—	(582)	66,118
Vehicles	12,658	2,943	—	(3,293)	12,308

	425,028	194,634	—	(5,258)	614,404

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

	December 31,	Impairment		December 31,
Impairment Charge (See Note 10)	2001	Charge	Disposals	2002

	(PLN)	(PLN)	(PLN)	(PLN)
Transmission network	97,024	89,594	—	186,618
Switching system	—	16,668	—	16,668
Office furniture and equipment	—	8,116	—	8,116
Network under construction	19,223	24,390	(19,223)	24,390

	116,247	138,768	(19,223)	235,792

	December 31,	December 31,
Net Book Value	2001	2002

	(PLN)	(PLN)
Buildings	80,829	75,127
Land	14,505	17,058
Long term ground lease	5,142	5,045
Transmission network	1,046,467	1,028,493
Switching system	696,882	762,362
Base stations	513	542
Machinery and equipment	130,339	144,994
Office furniture and equipment	62,566	33,976
Vehicles	6,862	3,031

	2,044,105	2,070,628

Network under construction	410,204	175,289

	2,454,309	2,245,917

Overhead costs directly attributable to the acquisition or construction of assets amounting to PLN 35,516, PLN 30,109 and PLN 24,361 and financial costs of PLN 27,135, PLN 5,525 and PLN 8,002 were capitalized to network under construction during the years ended December 31, 2000, 2001 and 2002, respectively. The capitalization rate used to determine the amount of financial costs that were eligible for capitalization was based upon the Company’s effective borrowing rates of 9.29%, 11.45% and 6.95% for the years ended December 31, 2000, 2001 and 2002, respectively.

8. Licenses

Certain subsidiaries of the Company hold fixed term permits for the operation of local telecommunication networks on a non-exclusive basis in specified areas throughout Poland. The companies obtained their telecommunication permits through their conversion from telecommunication licenses issued under the regulations of the previous Telecommunication Act. The conversion took place by virtue of law on January 1, 2001 upon the NTA becoming effective. In addition, all operating subsidiaries of the Company that render basic telephone services applied to ORTP to broaden the scope of their permits. The applications were approved in August 2002 and all operating subsidiaries may currently provide all telecommunications services that may be rendered in a fixed-line network. Further, Telekom applied for a new permit under the NTA to render telecommunications services within the entire territory of Poland. Telekom obtained this permit in June 2002. Currently, each permit holder is required to provide public telecommunications services through its network.

The domestic and international long distance traffic is carried through the network of Netia 1 Sp z o.o. (“Netia 1”) in areas where Netia 1 has its own network. The terms of interconnection in each area of our presence were negotiated separately, subject to guidelines established by the Minister of Communications (“MOC”) prior to 2001 and by the telecommunications market regulator in Poland — the President of ORTP. Based on the NTA since January 1, 2003, the Netia Group carries the international traffic through its network and through interconnection with the international networks of Telekomunikacja Polska S.A. (“TPSA”) or other telecommunication operators.

When the licenses obtained, among other companies of Netia Group, by Netia Telekom Silesia S.A. (“Silesia”), Netia Telekom Telmedia S.A. (“Telmedia”), Netia Telekom Mazowsze S.A. (“Mazowsze”) and Netia 1 were issued, the MOC’s policy for the development of telecommunications market in Poland envisaged the issuance of no more than one local license to an operator who would have the right to compete with Telekomunikacja Polska S.A. in such zone. An exception to this duopoly model was made in the city of Warsaw, where licenses were issued to two operators — among them Mazowsze. With respect to domestic long distance services, the MOC decided that three operators in addition to TP SA would hold licenses for these services. Accordingly, licenses for telecommunications services in Poland were issued for 15-year periods, and all business plans were planned under the assumption that such 15-year period would enable the operators to operate in a duopolous environment. License fees were established by the MOC and accepted by the Company in conjunction with the terms for which the licenses were issued, under the same assumption.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

The nominal license fees obligations of PLN 323,507, including deferral fees of PLN 15,799, remained unpaid as at December 31, 2002. In connection with the conversion of licenses into permits as of January 1, 2001 and the freedom of entry into the Polish telecommunications market for new operators, the Company’s subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company’s remaining license fee obligations. As a result, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions to the majority of the Company’s subsidiaries holding telecommunication permits, whereby it claimed that the license fee obligations are payable according to the terms of the pre-existing licenses. The Ministry of Infrastructure also issued decisions to companies in the Netia Group holding permits, whereby, effective as of June 28, 2002 it has postponed the license payments of EUR 32,943 (PLN 134,879 at the December 31, 2002 exchange rate) due on June 30, 2002 until December 31, 2002.

In December 2002, a law entered into force in Poland regarding the conversion of the outstanding license fee obligations of local operators. This law provides for the cancellation of license fee obligations in exchange for telecommunication infrastructure capital expenditures or the conversion of license fee obligations in exchange for the shares or debt of companies, which have outstanding license fees in connection with licenses authorizing provisioning of local services. Based on this law, the Company has submitted applications for the cancellation of its outstanding license fee obligations based on capital expenditures it has already incurred (the “Applications”). The Applications are to be reviewed by the Polish Government and can only be rejected if the Ministry responsible for the matter does not recognize the investments already made as capital expenditures contributing to telecommunication market development. In case certain capital expenditures are rejected, the Company may have, according to the new regulations, up to four years to make new investments applicable for conversion. As of the date of these consolidated financial statements the Company is awaiting a response to the Applications. The Company is awaiting ultimate and formal resolution of the applications by the Polish Government before determining the applicable accounting for the license fee obligations. As a result of submitting the Applications the Company has not made the license fee payments of PLN 195,384 due on December 31, 2002. Furthermore, the Company has not made a payment of EUR 1,000 (PLN 4,094 at the exchange rate in effect on December 31, 2002) for its long distance license fee obligation due on January 31, 2002. On November 20, 2002 the Ministry of Infrastructure issued to Netia 1 a decision splitting Netia 1’s license fee obligations due January 31, 2002 into two installments and deferring their payment until December 20 and December 30, 2002, respectively. On December 2, 2002, Netia 1 applied to the Ministry of Infrastructure for a second review of the Ministry’s decision, in order to obtain a further deferral of both installments until June 30, 2003. The Ministry of Infrastructure’s decision in this matter is still pending. On December 2, 2002, Netia 1 also applied for the deferral until June 30, 2003 of its license fee obligations due January 31, 2003. On February 6, 2003, Netia 1 received a decision from the Ministry of Infrastructure’s rejecting its request. Netia 1 will apply for a second review of this decision. On the date of these financial statements however, all the aforementioned license fee obligations remain outstanding.

The table below presents the movements of the assets recorded in relation to the value of licenses obtained.

		Effect of
	December 31,	payment	December 31,
Gross book value	2001	deferral	2002

	(PLN)	(PLN)	(PLN)
Local telecommunication licenses/permits	668,114	(321)	667,793
Datacom and internet licenses/permits	7,417	—	7,417
Domestic long distance licenses/permits	114,854	—	114,854

	790,385	(321)	790,064

	December 31,	Amortization	December 31,
Accumulated amortization	2001	Expense	2002

	(PLN)	(PLN)	(PLN)
Local telecommunication licenses/permits	84,263	47,233	131,496
Datacom and internet licenses/permits	560	560	1,120
Domestic long distance licenses/permits	10,413	7,859	18,272

	95,236	55,652	150,888

	December 31,	December 31,
Net book value	2001	2002

	(PLN)	(PLN)
Local telecommunication licenses/permits	583,851	536,297
Datacom and internet licenses/permits	6,857	6,297
Domestic long distance licenses/permits	104,441	96,582
	695,149	639,176

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Liabilities for licenses fees as at December 31, 2002

	Local	Domestic Long
	Telecommunication	Distance
	licenses/permits	license/permits	Total

	(PLN)	(PLN)	(PLN)
Not later than 1 year	211,182	8,189	219,371
Later than 1 year and not later than 5 years	—	8,189	8,189
Later than five years	178,774	—	178,774

Nominal value of outstanding payments	389,956	16,378	406,334
Future interest charges on license fee liabilities	(81,746)	(1,081)	(82,827)

Present value of license fee liabilities, of which:	308,210	15,297	323,507

Short term license fee liabilities	203,738	7,509	211,247
Long term license fee liabilities	104,472	7,788	112,260

	308,210	15,297	323,507

Liabilities for licenses fees as at December 31, 2001

	Local	Domestic Long
	Telecommunication	Distance
	licenses/permits	license/permits	Total

	(PLN)	(PLN)	(PLN)
Not later than 1 year	177,355	3,522	180,877
Later than 1 year and not later than 5 years	—	10,566	10,566
Later than five years	153,781	—	153,781

Nominal value of outstanding payments	331,136	14,088	345,224
Future interest charges on license fee liabilities	(85,088)	(1,759)	(86,847)

Present value of license fee liabilities, of which:	246,048	12,329	258,377

Short term license fee liabilities	162,921	2,692	165,613
Long term license fee liabilities	83,127	9,637	92,764

	246,048	12,329	258,377

Local Telecommunication Permits

In March 1998, Silesia and Telmedia obtained five fixed-term licenses for the installation and operation of local telecommunication networks on a non-exclusive basis in specified areas of Poland. These licenses were converted into non-exclusive permits on January 1, 2001.

In June 2000, Mazowsze obtained a license for the provision of telecommunication services within the city of Warsaw. Mazowsze’s license, currently converted into a permit, is non-exclusive and valid for 15 years. The net present value of Mazowsze’s license was EUR 98,700 (PLN 396,794 at the exchange rate at the date of December 31, 2002). Total additions to the value of the permit of PLN 428,057 also include PLN 12,144 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 57,950 (PLN 225,275 at the exchange rate at the date of the payment) was paid during 2000.

Domestic Long Distance Permit

In May 2000, Netia 1 was granted a domestic long distance license. The license, currently converted into a permit, covers the entire territory of Poland and enables Netia 1 to provide inter-city telecommunication services. The net present value of the license was EUR 28,574 (PLN 114,873 at the exchange rate at the date of December 31, 2002). Total additions to the value of permits of PLN 114,854 also include PLN 605 of interest capitalized before the related network became operational. A portion of the license fee liability amounting to EUR 22,997 (PLN 93,999 at the exchange rate at the date of the payment) was paid by May 25, 2000. A portion of the license fee liability amounting to EUR 1,000 (PLN 3,998 at the exchange rate at the date of the payment) was paid on January 31, 2001.

Datacom and Internet Licenses

In April 1999, Netia Network S.A., a wholly owned subsidiary of the Company, obtained a data communications license covering the entire territory of Poland. The cost of the license was EUR 872 (PLN 3,767 at the exchange rate on the date of the grant) and was paid for during the year. Additionally, costs directly attributable to preparing the licenses for its intended use of PLN 3,650 were capitalized to the value of license during the year ended December 31, 2000.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

In July 1999, Telekom obtained an internet provider license for a nominal fee, covering the entire territory of Poland.

When the NTA became effective the license of Netia Network and Telekom expired, as under the NTA data transmission and internet access provisioning do not require licenses or permits.

License Requirements

The terms of licenses issued to the Company’s subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At December 31, 2002 and for almost all prior periods, the Company’s subsidiaries did not meet these milestones for any of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the companies which failed to meet capacity milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company’s telephone licenses were converted into permits. The confirmation of the terms of these permits had to be made in the course of an administrative process before the President of the ORTP. The Company’s subsidiaries that hold permits (converted from the old licenses) have applied to ORTP for confirmation of their terms in April and May 2001. All of the Company’s subsidiaries had received letters from the ORTP in March and August 2002, whereby it refused to confirm that certain conditions of the existing licenses have expired upon the conversion of those licenses into permits. The President’s of the ORTP position is that the terms of the licenses, their territorial scopes, specific conditions for the performance of services and requirements regarding changes in shareholding, remain applicable to the permits into which the licenses have converted. In his explanation, the President of the ORTP stated that the only conditions of the previously existing licenses that have expired are those that would lead to a violation of an explicit obligation or prohibition contained in the NTA. The ORTP also stated in its decision that none of the conditions contained in the previously existing licenses fulfils this criterion. However, management has appealed the ruling with the President of the ORTP and has appealed the ruling with the Supreme Administrative Court. There can be no assurance that such decisions will not be upheld. As a result, new permits may incorporate burdensome requirements, and assurance cannot be given that the regulatory authorities will not take action against the Company based on failure to meet these requirements. The new law regulating the conversion of the license fee obligations, enacted in December 2002, does not refer to the license requirements (other than financial obligations). Management of the Company does not believe that this matter will have a material adverse effect on the Company’s financial condition and operations.

9. Computer software costs

	December 31,			Amortization	December 31,
	2001	Increase	Transfers	Expense	2002

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Assets at adjusted cost
Gross book value	96,347	—	32,662	—	129,009
Capital work in progress	12,163	48,135	(32,662)	—	27,636

	108,510	48,135	—	—	156,645
Accumulated amortization	(25,566)	—	—	(18,394)	(43,960)

Net book value	82,944	48,135	—	(18,394)	112,685

10. Impairment of assets

During the years ended December 31, 2002 and 2001, the Company has recorded a charge for the impairment of assets included in the telecommunications segment to reflect a decrease of their recoverable amount by PLN 149,353 and PLN 116,247, respectively. The impairment charge recognized during the year ended December 31, 2002 related to 27,350 (not in thousands) telephone lines, 100,975 (not in thousands) ports, which were built in areas subsequently considered as unprofitable at total net book value of PLN 106,263, additional network construction in progress of PLN 29,755 (including unrecoverable VAT of PLN 5,365), completion of which was also considered unprofitable as well as computer equipment of PLN 8,116 and other assets amounting to PLN 5,219. The amount for impairment of assets recorded in 2001 included PLN 97,024 related to 70,200 (not in thousands) telephone lines, which were built in areas subsequently considered as unprofitable and additional network construction in progress of PLN 19,223, completion of which was also considered unprofitable. On the basis of management estimates, the recoverable amounts being the net selling price of these assets were determined to be zero. As a result of those impairment charges, the carrying value of these specific assets is nil.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

11. Accruals and other

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
Accrued interest on notes	93,051	468
Construction costs	32,879	10,425
Costs of issuance of shares and notes	—	25,876
Government payables	10,539	13,244
Interconnection charges	5,040	5,870
Holiday accrual	5,701	4,803
Employees bonuses	3,000	15,361
Other	13,351	9,758

	163,561	85,805

12. Long Term Debt

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
10 1/4% Senior Notes due 2007 (“1997 Dollar Notes”)	797,260	—
11 1/4% Senior Dollar Discount Notes due 2007 (“1997 Dollar Discount Notes”)	771,549	—
11% Senior DM Discount Notes due 2007 (“1997 DM Discount Notes”)	372,860	—
13 1/8% Senior Notes due 2009 (“1999 Dollar Notes”)	398,630	—
13 1/2% Senior Notes due 2009 (“1999 Euro Notes”)	352,190	—
13 3/4% Senior Notes due 2010 (“2000 Notes”)	704,380	—
10% Senior Notes due 2008 (“2002 Notes”)	—	161,756

	3,396,869	161,756

Interest rates of all categories of long term debt outstanding as at December 31, 2001 and 2002 are fixed.

The amortized cost of the outstanding debt as at December 31, 2001 was PLN 3,284,822, however due to the defaults described below, the difference between the amortized cost and the nominal value of the debt of PLN 112,047 was charged to the statement of operations. Furthermore, due to the default on Notes the outstanding debt was reclassified to current liabilities.

Long Term Debt Repayment Schedule

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
Due in 2002	3,396,869	—
Due in 2003	—	—
Due in 2004	—	—
Due in 2005	—	—
Due in 2006		—
Due in 2007 and thereafter	—	161,756

	3,396,869	161,756

The weighted average effective interest rates at the balance sheet date were as follows:

	December 31,	December 31,
	2001	2002

1997 Dollar Notes	10.250%	—
1997 Dollar Discount Notes	11.250%	—
1997 DM Discount Notes	11.000%	—
1999 Dollar Notes	13.125%	—
1999 Euro Notes	13.500%	—
2000 Notes	13.750%	—
2002 Notes	—	11.02%

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

The 1997 Notes, 1999 Notes and 2000 Notes

In November 1997, NH BV issued USD 200,000 aggregate principal amount of the 1997 Dollar Notes, USD 193,550 aggregate principal amount at maturity of the 1997 Dollar Discount Notes and DM 207,062 aggregate principal amount at maturity of the 1997 DM Discount Notes (collectively the “1997 Notes”). The 1997 Notes were fully and unconditionally guaranteed by the Company. The 1997 Notes were originally to mature on November 1, 2007.

On June 3, 1999 NH II BV issued EUR 100,000 aggregate principal amount of the 1999 Euro Notes and USD 100,000 aggregate principal amount of the 1999 Dollar Notes (collectively referred to as the “1999 Notes”). The 1999 Notes were fully and unconditionally guaranteed by the Company. The 1999 Notes were originally to mature on June 15, 2009.

On June 2, 2000, NH II BV issued EUR 200,000 aggregate principal amount of the 2000 Notes. The 2000 Notes were fully and unconditionally guaranteed by the Company. The 2000 Notes were originally to mature on June 15, 2010.

As a result of the Dutch moratorium proceedings (see Note 2) the liabilities of the Dutch special-purpose finance subsidiaries towards their noteholders resulting from the 1997 Notes, 1999 Notes and 2000 Notes (including interest accrued until July 12, 2002, the day when the Dutch proceedings were opened) amounting to USD 536,980 (PLN 2,137,825 at the exchange rate in effect on November 6, 2002, the day the Dutch proceedings were approved by the court) and EUR 444,167 (PLN 1,761,790 at the exchange rate in effect on November 6, 2002) have become unenforceable.

The guarantees granted by Netia Holdings in relation to the 1997 Notes, 1999 Notes and 2000 Notes have been subject to a separate reduction under the Polish arrangement proceedings of Netia Holdings. Part of the reduced value of guarantees in the form of installment obligations were used for the settlement of the purchase price for the series H shares (see also Note 2 and 13).

Cross-currency swaps

On December 14, 2001, Telekom cancelled the swap transactions entered into with Merrill Lynch International (“Merrill Lynch”) in March 2001. Conditions of the canceling included the forfeiture of the deposit account of USD 2,630 (PLN 10,492 at the exchange rate in effect on December 17, 2001) to Merrill Lynch and a payment of USD 3,000 (PLN 11,968 at the exchange rate in effect on December 17, 2001) on the day of canceling plus twelve installments of USD 710 (PLN 2,830 at the exchange rate in effect on December 31, 2001) payable in arrears starting from either July 1, 2002 or the date on which a new financing is secured by the Company. The outstanding liability towards Merrill Lynch was reduced to 8.7% of their nominal value in the arrangement proceeding of Telekom and is to be repaid between 2007 and 2012. Furthermore, liabilities connected with these swap transactions were guaranteed by Netia Holdings and became subject to a separate reduction to 8.7% of their nominal value in the arrangement proceedings of Netia Holdings with the reduced amount repayable in installments between 2007 and 2012.

As a consequence of failure to make a coupon payment under the 1999 Notes on December 15, 2001 the Company also did not make a related payment of PLN 70,640 due on December 17, 2001 pursuant to its cross-currency swap agreement with JP Morgan. Consequently, on December 21, 2001, an event of default occurred under the cross-currency swap agreement between NH III BV and JP Morgan.

On January 11, 2002, NH III BV cancelled all swap transactions entered into with JP Morgan in July 2000 and January 2001. Conditions of canceling included a payment of USD 7,185 (PLN 29,279 at the exchange rate in effect on January 11, 2002) being 15% of the mark-to-market value on that day. The remaining portion of the Company’s liability toward JP Morgan was to be settled on terms comparable to terms, which might have been agreed with the holders of the Notes issued by the Company provided that an agreement with the bondholders was reached on or before March 20, 2002 or such settlement was made on or before March 21, 2002. Effects of the cancellation were fully recognized in the statement of operations for the year ended December 31, 2001. The outstanding liability towards JPMorgan has become unenforceable in the Dutch moratorium proceedings. Furthermore, liabilities connected with these swap transactions were guaranteed by Netia Holdings and became subject to a separate reduction to 8.7% of their nominal value in the arrangement proceedings of Netia Holdings. Due to the fact that JPMorgan has exchanged this reduced guarantee as settlement for series H shares the guarantees granted collectively by Telekom and South to JPMorgan have expired.

The 2002 Notes

On December 23, 2002, NH BV issued EUR 49,869 (PLN 198,758 at the exchange rate in effect on December 23, 2002) aggregate principal amount of the 2002 Notes to consenting holders of existing notes and financial creditors in exchange for relinquishing their claims under existing notes and swap obligations. The 2002 Notes are fully and unconditionally guaranteed by the Company. The 2002 Notes mature on December 23, 2008. The Company may redeem the 2002 Notes without penalty at par value plus accrued and unpaid interest from the date of issuance. The 2002 Notes bear interest at 10% per annum. Interest is payable in six-month installments beginning on June 23, 2003. At the Company’s option, the first four interest payments may be paid in kind by capitalizing such interest at a rate of 12% per annum and issuance of additional notes for principal amount equal to such capitalized interest. Interest expense during

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

the year ended December 31, 2002 was EUR 114 (PLN 460 at the exchange rate in effect on that date). The cost of issuance of the 2002 Notes amounted to PLN 42,550 and will be charged to the statements of operations through the maturity of the 2002 Notes. The charge for the year ended December 31, 2002 amounted to PLN 127.

On February 13, 2003 the redemption of the 2002 Notes was approved by the Company’s Supervisory Board, following the recommendation of the Management Board (see also Note 2).

13. Installment obligations

The outstanding installment obligations comprise those claims reduced in the Polish arrangement proceedings (including guarantees given by Netia Holdings to the holders of 1997 Notes, 1999 Notes and 2000 Notes and to swap counterparties), which were not exchanged into series H shares during the restructuring process (see Note 2). These obligations are payable at their nominal reduced values between 2007 and 2012 and bear no interest. The installment obligations are recorded on the balance sheet at the present value of the future payment obligations.

14. Financial Instruments

Shareholders’ Equity — Hedging Reserve

On the adoption of IAS 39 at January 1, 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values. The fair values at that date were recorded in a separate category of equity — hedging reserve as shown below. Hedge transactions entered into during the year ended December 31, 2001 were also designated as cash flow hedges and their fair values were recorded in hedging reserve in accordance with IAS 39.

Cross-currency Swap Transactions

Movements of hedge related liability

	J.P. Morgan Chase Bank		Merrill Lynch

Date of transaction	July 2000	January 2001	March 2001	Total

	(PLN)	(PLN)	(PLN)	(PLN)
Net liability as at January 1, 2001	29,575	—	—	29,575
Loss on mark-to-market value	70,170	109,631	69,412	249,213
Additional coupon payments	(28,588)	—	—	(28,588)
Loss / (Gain) on cancellation	3,997	6,159	(12,989)	(2,833)
Payments on cancellation	—	—	(22,460)	(22,460)

Net liability as at December 31, 2001	75,154	115,790	33,963	224,907
Payments on cancellation	(11,524)	(17,755)	—	(29,279)
Foreign exchange gains	169	260	395	824
Reduction in the Polish arrangement proceedings	—	—	(31,369)	(31,369)
Reduction in the Dutch composition proceedings	(63,799)	(98,295)	—	(162,094)

Net liability as at December 31, 2002	—	—	2,989	2,989

The remaining nominal amount of PLN 2,989 of the hedge related liability towards Merrill Lynch is included in the value of installment obligations recorded at the present value of future obligations (see Note 13).

15. Corporate Income Tax

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	(PLN)	(PLN)	(PLN)
Provision for income taxes:
Current	2,514	5,424	1,903
Deferred	—	—	—

Income tax charge	2,514	5,424	1,903

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	(PLN)	(PLN)	(PLN)
Tax benefit at Polish Statutory tax rate	106,665	320,769	190,506
Increase / (decrease) in tax benefits:
Tax loss carry forward not expected to be utilized	(76,433)	(58,185)	(82,134)
Non taxable / (deductible) items	(41,348)	(268,008)	(110,275)
Effect of enacted future rate changes on deferred taxation	8,602	—	—

Effective tax charge	(2,514)	(5,424)	(1,903)

The deferred tax assets/(liabilities) are composed of the following:

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)

Deferred tax asset
Interest and foreign exchange differences	—	5,386
Accruals	62,974	468
Depreciation and amortization	15,442	—
Tax loss carry forwards	294,740	293,372

	373,156	299,226

Deferred tax liability
Depreciation and amortization	—	(5,891)
Interest and foreign exchange differences	(47,878)	—
Prepayments	(3,768)	—

	(51,646)	(5,891)

Net deferred tax asset	321,510	293,335
Valuation allowance	(321,510)	(293,335)

Net deferred tax asset/(liability)	—	-

The valuation allowance relates to deferred tax assets, which are expected to expire before they are available for uses.

The corporate income tax rate in Poland for 2000, 2001 and 2002 was 28%.

The Polish tax system has restrictive provisions for grouping of tax losses for multiple legal entities under common control, such as those of the Company. Thus, each of the Company’s subsidiaries may only utilize its own tax losses to offset taxable income in subsequent years. Losses not used cannot be carried forward to subsequent years. Losses are not indexed to inflation. Deferred tax assets related to these losses have been reserved for. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum.

The net non-deductible items of PLN 41,348, PLN 268,008 and PLN 110,275 for the years ended December 31, 2000, 2001 and 2002, respectively, primarily relate to unrealized foreign exchange gains and losses, accrued interest and impairment provisions.

In 2002, the Company and some of its subsidiaries have been subject to an audit by the tax authorities in respect of the corporate income tax, value added tax, stamp duties and property taxes relating to selected periods in 1999 and 2000. As a result of those tax audits, the tax authorities assessed total additional tax and penalties amounting to PLN 3.8 million, which were paid by the Company. There is no procedure for final agreement of tax assessments in Poland. The tax and fiscal authorities may examine the accounting records up to five years after the end of the year to which they relate. Consequently, the Company may be subject to additional tax liabilities, which might arise as a result of additional tax audits. However, management is not aware of any significant unaccrued potential tax liabilities, which might arise in these circumstances.

As at December 31, 2002, based on returns filed or expected returns, the Company and its subsidiaries have available the following income tax loss carry forwards for income tax reporting purposes (in nominal amounts):

Available for use in:

	2003	2004	2005	2006	2007	Total

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Netia Holdings S.A.	94,688	94,688	79,201	62,906	3,441	334,924

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Available for use in:

	2003	2004	2005	2006	2007	Total

	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
Subsidiaries	266,210	266,210	150,059	58,737	10,458	751,674

16. Shareholders’ Equity

Shareholders’ Rights (not in thousands)

Until December 31, 2002 the Company’s share capital consisted of 31,418,172 ordinary shares and of 1,000 of series A1 preferred shares. Each ordinary share had one vote at shareholders’ meetings. The holder of 1,000 series A1 preferred shares had the right to nominate one member of the Supervisory Board. The Management Board was elected by the majority of votes of the Supervisory Board.

On December 23, 2002 the subscription of series H ordinary shares and issuance new notes was completed and as described in Note 2, 312,626,040 series H shares at PLN 1.00 par value were subscribed for by the Company’s creditors in accordance with the agreed terms of restructuring. The issuance price of the new shares was PLN 1.0826241. The terms and conditions of ordinary H shares are identical to terms and conditions of the Company’s existing ordinary shares. The issuance costs of PLN 72,457 have been recorded as a deduction from share premium up to the amount of excess of share price over the nominal value of shares and the remaining amount was deducted from other reserves. The series H shares were registered by the Register Court on January 30, 2003.

Share Capital, Share Premium and Treasury Shares

	Number of shares
	authorized and
	issued (not in
	thousands)	Share capital	Share premium	Other reserves	Treasury shares	Total

		(PLN)	(PLN)	(PLN)	(PLN)	(PLN)
At December 31, 2000	31,419,172	203,285	1,713,865	—	(3,611)	1,913,539

At December 31, 2001	31,419,172	203,285	1,713,865	—	(3,611)	1,913,539

Reduction of debt	—	—	—	3,553,712	—	3,553,712
Subscription for shares,	—	—	—	338,457	—	338,457
Costs of share issuance				(72,457)		(72,457)
Exchange of shares with minority shareholder (see Note 17)	—	—	—	—	799	799

At December 31, 2002	31,419,172	203,285	1,713,865	3,819,712	2,812	5,734,050

Major shareholders of the Company’s common shares are as follows (**):

	December 31, 2001		December 31, 2002 (**)

	No. of shares	% of share capital	No. of shares	% of share capital

Telia	14,901,355	47.43	14,901,355	47.43
Warburg Pincus	2,923,685	9.31	2,923,685	9.31
The Bank of New York (*)	2,242,894	7.14	1,958,170	6.23
Shares held by public and other shareholders	11,351,238	36.12	11,635,952	37.03

	31,419,172	100.00	31,419,172	100.00

(*) The Bank of New York is the depositary for ordinary shares that are traded on NASDAQ in the form of ADSs.

(**) Information presented above does not reflect the changes in shareholders’ structure as the registration of new series H shares took place after December 31, 2002. After the registration of series H shares, which took place on January 30, 2003 the noteholders and certain financial creditors hold shares representing 91% of the Company’s share capital without taking into account shares to be issued upon exercise of the warrants to be issued in connection with restructuring and shares to be issued under the key employee stock option plan (see also Note 26).

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Stock Options (number of shares not in thousands)

Movements in the number of share options outstanding are as follows:

Options	December 31, 2001	December 31, 2002

At beginning of year	800,573	1,069,692
Granted	335,832	111,000
Forfeited/ expired	(66,713)	(179,180)

At end of year	1,069,692	1,001,512

During the year ended December 31, 2002, the Company granted 111,000 options to purchase ordinary shares of the Company at exercise prices ranging from USD 27.72 to USD 33.12 per share, under the Netia Performance Stock Option Plan (the “Plan”). No options were exercised during the year ended December 31, 2002. 179,180 options expired during the year ended December 31, 2002. The total number of outstanding granted options as at December 31, 2002 was 1,001,512. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company’s shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company’s shares established in accordance with the Plan and the strike price is multiplied by the number of the exercised options and later divided by the trading price of the Company’s shares. As of December 31, 2002 and December 31, 2001 the total number of vested options was 865,512 and 743,860, respectively.

Share options outstanding at the end of the year have the following terms:

		December 31,	December 31,
Expiry date	Exercise price	2001	2002

2002	12.38-27.60	179,180	—
2003	15.75-27.72	487,680	487,680
2004	12.87-33.12	365,332	476,332
2005	19.25	37,500	37,500

		1,069,692	1,001,512

17. Minority Interest

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
At beginning of the year	82,310	25,607
Acquisition of shares of Netia 1	(54,894)	(799)
Share of net loss of subsidiaries	(1,809)	(7,309)

At end of the year	25,607	17,499

In accordance with the provisions of NTA, which abolished the foreign ownership restrictions on telecommunications operators in Poland, the Company announced that it would acquire the interest of the other participants in Netia 1 consortium for cash or the Company’s shares in accordance with provisions of the consortium agreement, after which the Company will own 100% of Netia 1. In January 2001, pursuant to pre-existing contractual obligations, the Company paid USD 14,447 (PLN 59,193) for 548,944 shares of Netia 1, which constituted 44% of its share capital, of which PLN 4,299 was recognized as goodwill arising on the transaction. After having executed this transaction the Company owned 82% of Netia 1. In 2002, 7% of Netia 1 share capital was exchanged for 133,233 shares of the Company. The Company currently holds, in the aggregate, approximately 89% of Netia 1’s share capital.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

18. Significant Subsidiaries of the Company

The consolidated financial statements include the accounts of the Company’s directly or indirectly held subsidiaries:

	Ownership Percentage

	December 31,	December 31,	December 31,
Subsidiary	2000	2001	2002

Subsidiaries held directly:
Netia Telekom S.A.	100	100	100
Netia South Sp. z o.o	100	100	100
Netia 1 Sp. z o.o	38	82	89
Uni-Net Sp. z o.o	58	58	58
Netia Holdings B.V. (the Netherlands)	100	100	100
Netia Holdings II B.V. (the Netherlands)	100	100	100
Netia Holdings III B.V. (the Netherlands)	—	100	100
Subsidiaries held indirectly:
Netia Telekom Swidnik S.A.	97	97	100
Netia Telekom Lublin S.A.	92	92	98
Netia Telekom Ostrowiec S.A.	99	100	100
Netia Telekom Mazowsze S.A.	100	100	100
Netia Telekom Warszawa S.A.	100	100	100
Netia Telekom Modlin S.A.	93	100	100
Netia Telekom Kalisz S.A.	97	97	97
Netia Telekom Torun S.A.	96	96	98
Netia Telekom Wloclawek S.A.	100	100	100
Netia Telekom Pila Sp. z o.o	99	99	99
Netia Network S.A.	49	100	100
Optimus Inwest S.A.	100	100	100
Netia Telekom Telmedia S.A.	100	100	100
Netia Telekom Silesia S.A.	98	99	99
Internetia Telekom Sp. z o.o. (held directly until May 2000, merged with Netia Telekom in March 2002)	100	100	—
Top-Net Sp. z o.o. (owned by Internetia Telekom Sp. z o.o. until October 2001, merged with Netia Telekom in March 2002)	100	100	—

All subsidiaries are incorporated in Poland unless noted.

During the year ended December 31, 2001, the Company purchased from minority shareholders shares in Netia Telekom Ostrowiec S.A. and Netia Network S.A, increasing its ownership to 100% in both subsidiaries.

For changes of ownership structure of Netia 1 in the years ended December 31, 2002 and 2001, see Note 17.

Other changes in shares held in operating subsidiaries during the year ended December 31, 2002, relate to purchases by the Company of small number of shares from the minority shareholders.

19. Other Operating Expenses

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	(PLN)	(PLN)	(PLN)
Legal and financial services	45,945	59,162	69,718
Cost of rented lines	30,756	48,087	43,723
Sales and marketing expenses	29,754	18,524	20,793
Allowance for debtors subject to court settlements	—	16,974	—
Bad debt expense	13,016	16,485	10,641
Office and car maintenance	10,474	14,206	17,002
Information technology services	6,281	11,229	14,614
Mailing services	3,625	5,694	6,025
Travel and accommodation	7,385	5,008	4,290
Materials and energy	7,432	8,063	8,033
Other operating costs	13,205	19,177	7,777

	167,873	222,609	202,616

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

The average number of persons employed by the Company was 1,418, 1,576 and 1,413, during the years ended December 31, 2000, 2001 and 2002, respectively.

20. Financial Expense, Net

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	(PLN)	(PLN)	(PLN)
Interest income	80,784	36,025	14,804
Foreign exchange gains	193,305	224,103	30,892
Interest expense	(380,928)	(421,874)	(244,505)
Foreign exchange losses	(74,965)	(68,273)	(218,634)
Amortization of notes issuance costs	(12,932)	—	(127)
Write off of loan origination fees	(3,945)	—	—

	(198,681)	(230,019)	(417,570)

In the year ended December 31, 2002 the interest on the 1997 Notes, 1999 Notes and 2000 Notes was charged until the day the Dutch moratorium proceedings were opened, i.e. July 12, 2002.

21. Loss Per Share

Loss per share has been calculated based on the net loss for each period divided by the weighted average number of shares in issue during the year.

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

Net loss	(418,931)	(1,149,217)	(674,972)
Weighted average number of shares in issue (not in thousands)	28,728,709	30,817,291	37,730,692
Basic loss per share (not in thousands)	(12.60)	(37.29)	(17.89)

Weighted average number of shares in issue for the year ended December 31, 2002 includes 312,626,040 (not in thousand) series H shares issued on December 23, 2002 and registered by the Polish Court on January 30, 2003 (see also Note 26).

No diluted losses per share were computed in the years ended December 31, 2000, 2001 and 2002, as the effect of the Netia Performance Stock Option Plan and options granted to Galopus Co. Ltd. (“Galopus”) and Telia were anti-dilutive during these periods, if applicable.

Weighted average number of shares in issue (not in thousands) excludes 601,881, 601,881 and 468,648 treasury shares as at December 31, 2000, 2001 and 2002, respectively.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

22. Segmental Reporting

The following tables contain segment information for the Company’s telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	(PLN)	(PLN)	(PLN)
Revenue
Telecommunications	395,225	512,163	588,120
Other businesses	47,522	26,688	16,264

	442,747	538,851	604,384
Operating Expenses
Telecommunications	(555,966)	(1,042,697)	(851,415)
Other businesses	(43,312)	(25,053)	(15,777)

	(599,278)	(1,067,750)	(867,192)
(Loss) / income from operations
Telecommunications	(160,741)	(530,534)	(263,295)
Other businesses	4,210	1,635	487

	(156,531)	(528,899)	(262,808)
Net (loss) / income
Telecommunications	(365,151)	(1,151,293)	(675,407)
Other businesses	3,105	2,076	435

	(362,046)	(1,149,217)	(674,972)
Total capital expenditures
Telecommunications	1,116,501	586,753	270,250
Other businesses	341	24	298

	1,116,842	586,777	270,548
Total depreciation charges
Telecommunications	128,254	170,507	193,186
Other businesses	2,225	2,228	1,448

	130,479	172,735	194,634
Total amortization charges
Telecommunications	49,231	80,830	74,046
Other businesses	—	—	—

	49,231	80,830	74,046
Total impairment charges
Telecommunications	—	336,526	149,353
Other businesses	—	—	—

	—	336,526	149,353
Other non-cash (income) / expense
Telecommunications	21,127	365,055	211,324
Other businesses	413	(111)	3

	21,540	364,944	211,327

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	(PLN)	(PLN)	(PLN)
Segment assets — before accumulated depreciation and amortization
Telecommunications	5,367,001	4,832,056	4,513,391
Other businesses	33,742	25,799	24,472

	5,400,743	4,857,855	4,537,863
Segment assets, net
Telecommunications	5,013,011	3,892,987	3,479,901
Other businesses	20,293	11,360	12,918

	5,033,304	3,904,347	3,492,819
Segment liabilities
Telecommunications	4,155,753	4,218,165	669,139
Other businesses	14,830	3,823	3,890

	4,170,583	4,221,988	673,029

All operations and revenues are derived and conducted within Poland.

There are no sales or other transactions between the business segments apart from loans granted to other business segment and related financial costs. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. Segment liabilities comprise long- and short-term liabilities. Capital expenditure comprises cash payments resulting from purchases of property, plant and equipment and intangible assets.

23. Related Party Transactions

Changes in Management Board

Effective June 1, 2002, Mr. Stefan Albertsson, Marketing and Products Director was appointed a member of the Management Board of Netia Holdings S.A.

Effective September 17, 2002 Mr. Kjell-Ove Blom, Acting President of the Management Board of Netia Holdings S.A. resigned from his post in the Management Board.

Effective September 17, 2002 Mr. Wojciech Madalski was appointed Chief Executive Officer and President of the Management Board of Netia Holdings S.A.

Members of the Management Board

As at December 31, 2002 total number of options granted to Members of the Management Board of the Company was 225,000. 39,000 new options were granted in the year ended December 31, 2002, while 83,042 previously granted options expired during the respective period. Strike prices for the options granted to the Management Board range between 19.25 USD to 33.12 USD per share. In connection with the resignation of the former Acting President of the Company in September 2002, 120,000 options held by him are no longer considered to be options held by a member of the Management Board.

Management Board Remuneration and Supervisory Board Remuneration

Compensation and other costs associated with members of the Company’s various management boards during the years ended December 31, 2000, 2001 and 2002 amounted to PLN 9,679, PLN 11,676 and PLN 13,239, respectively. The compensation expense for the year ended December 31, 2002 includes PLN 2,500 of bonus recorded in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by the Supervisory Board and the ad hoc committee of the Noteholders. These amounts include remuneration and consulting agreements of the President of the Company amounting to PLN 658 for the year ended December 31, 2002 and of the former acting President amounting to PLN 1,430, PLN 2,025 and PLN 3,775, for the years ended December 31, 2000, 2001 and 2002, respectively and remuneration and consulting agreements of the previous President of the Management Board of the Company in the amount of PLN 2,529 for the year ended December 31, 2001.

The Company had consulting agreements with companies owned by its shareholders and members of the Supervisory Board. The Company has paid PLN 1,370, PLN 1,154 and PLN 1,221 during the years ended December 31, 2000, 2001 and 2002, respectively, under these agreements.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Goldman Sachs, Shamrock/Trefoil and Dankner

Until July 2000, Shamrock Holdings Inc., Trefoil Capital Investors LP, Dankner Investments Limited and certain entities affiliated with Goldman Sachs Capital Partners LP were significant shareholders of the Company. Transactions with these parties included management, consulting and guarantee fees of PLN 455, PLN 257 and PLN nil for the years ended December 31, 2000, 2001 and 2002, respectively.

24. Commitments and Contingencies

Capital expenditures contracted for at the balance sheet date but not recognized in the consolidated financial statements amount to PLN 147, 022 as at December 31, 2001 and PLN 21,942 (USD 5,716 at the December 31, 2002 exchange rate) as at December 31, 2002.

Millennium

In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. (“Millennium”), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium’s financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and EUR 2,936 (PLN 11,974 at the September 30, 2002 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company claimed the remaining part of the advance made to Millennium included in the Company’s balance sheet and additional damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

On October 15, 2002 the Company received a ruling of the Polish Chamber of Commerce Arbitration Court, dated October 1, 2002, dismissing Millennium and its shareholder’s direct claims against the Company for declaration of the share subscription agreement void and ineffective and payment of PLN 11,500 by the Company. The court also dismissed the Company’s claim for damages against Millennium in the amount of PLN 8,500. On November 12, 2002 the Company petitioned the Regional Court in Warsaw to set aside the ruling of the arbitration court. Millennium petitioned the Regional Court in Warsaw to enforce the ruling of the arbitration court. Both cases are currently pending. Also a case brought by the Company against Millennium in the Regional Court in Warsaw, petitioning for the repayment of PLN 11,500 loan is still pending. On February 11, 2003 the court ruled in favor of the Company for the return of the principal amount of the loan and the related interest. The ruling is still subject to approval by the court.

On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition. In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that the Millennium suit was filed as a litigation tactic in connection with the Company’s lawsuit against Millennium and that Millennium’s unfair competition claim does not have any merit.

Management, having obtained legal advice, does not believe that the settlement of this matter will have a material adverse effect on the Company’s financial condition.

Minority Shareholders

On August 1, 2002 the Company received a copy of a claim by an individual shareholder filed with the District Court in Warsaw (Sad Okregowy w Warszawie) with a demand for the invalidation of sections 10, 11 and 13 of Resolution No. 2 adopted by the Company’s General Shareholders’ Meeting on April 4, 2002. The individual shareholder claimed that the distribution of the Subscription Warrants to be issued by the Company under the pending financial restructuring was harmful to the minority shareholders and violates good customs. On August 14, 2002, the Company filed an answer to this claim and requested the District Court to dismiss it.

The Company received a decision from the District Court in Warsaw dated June 14, 2002 in which the Court resolved to forward a claim filed by another minority shareholder, also for the cancellation of a resolution adopted by the Company’s General Shareholders’ Meeting on April 4, 2002, for determination by the Regional Court for the capital city of Warsaw. The claim is substantively based on the same grounds as the previous minority shareholder’s claim. On January 17, 2003, the Company filed an answer to this claim and requested the District Court to dismiss it.

The Company also received a decision from the District Court of July 1, 2002 in which the District Court resolved to forward a claim filed by another minority shareholder requesting the invalidation of a resolution adopted by the Company’s General Shareholders’ Meeting on April 4, 2002 to the Regional Court for the capital city of Warsaw for its determination. The Company has not received a copy of the claim and is not aware of its merits. If, however, the claim is based on the same grounds as the previous minority shareholder claim received on August 1, 2002, which the Company’s Management Board believes to be unsubstantiated, the Company expects that it will file for this claim’s dismissal as well.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Consulting services claims

The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that it is impossible to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

The Company is defending a legal claim for USD 4,450 (including damages) brought in France in January 1998, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice that it is impossible to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim.

Telecommunications permits

For commitments and contingencies relating to telecomunications permits held by the Company see Note 8.

25. Reconciliation to U.S. Generally Accepted Accounting Principles (U.S. GAAP)

	Year ended

	December 31,	December 31,	December 31,
	2000	2001	2002

	(PLN)	(PLN)	(PLN)
Net loss per IAS	(362,046)	(1,149,217)	(674,972)
Foreign exchange losses (1, 6, 12)	(2,773)	9,002	(8,634)
Interest expense (1, 6)	19,087	27,002	(6,824)
Amortization of goodwill (4)	2,112	1,584	—
Reversal of impairment of goodwill (11)	—	220,279	(213,443)
Amortization of license (6)	147	3,856	5,989
Gain on restructuring (12)	—	—	2,661,869
Reversal of 2002 Notes interest and amortization of notes issuance cost (12)			595
Stock Option Plan (2)	380	2,893	207
Employee Share Purchase (3)	(1,650)	—	—
Depreciation of U.S. GAAP fixed asset basis differences (1, 5)	3,567	1,147	(2,720)
Cumulative effect on prior years of adopting SAB 101 (7)	(48,361)	—	—
Deferred revenue (7)	(2,857)	12,495	15,002
Minority interest (8)	537	—	—

Net profit / (loss) per U.S. GAAP	(391,857)	(870,959)	1,777,069
Basic and diluted earnings / (loss) per share per U.S. GAAP before cumulative effect on prior years of adopting SAB 101 (not in thousands)	(11.96)	(28.26)	47.10
Loss per share related to cumulative effect on prior years of adopting SAB 101 (not in thousands)	(1.68)	—	—

Basic and diluted earnings / (loss) per share per U.S. GAAP (not in thousands)	(13.64)	(28.26)	47.10

Weighted average number of shares in issue for the year ended December 31, 2002 includes 312,626,040 (not in thousand) series H shares issued on December 23, 2002 and registered by the Polish Court on January 30, 2003 (see also Note 26).

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
Shareholders’ equity / (deficit) per IAS	(343,248)	2,802,291
Fixed assets, including depreciation (1, 5)	22,858	12,136
Amortization of goodwill (4)	7,920	14,756
Reversal of impairment of goodwill (11)	220,279	—
Amortization of license (6)	8,365	14,353
Stock Option Plan (2)	(850)	(643)
Increase in equity related to Stock Option Plan (2)	850	643
Employee Share Purchase (3)	(1,650)	(1,650)
Increase in equity related to Employee Share Purchase (3)	1,650	1,650
Financial expense (4, 6, 12)	(68,995)	(76,450)
Purchase of EBRD interest in Netia (4)	(14,756)	(14,756)
Increase in equity related to Incentive Stock Option (5)	42,216	42,216
Minority interest (8)	537	537
Cumulative effect on prior years of adopting SAB 101 (7)	(48,361)	(48,361)
Deferred revenue (7)	9,638	24,640
Gain on restructuring (12)	—	2,661,869
Fair value of series H shares (12)	—	956,020
Reversal of effect of restructuring calculated under IAS (12)	—	(3,819,712)
Reversal of 2002 Notes interest and amortization of notes issuance cost (12)	—	595
Other operating expenses (5)	(31,662)	(31,662)

Shareholders’ equity / (deficit) per U.S. GAAP	(195,209)	2,538,472

Changes in shareholders’ equity / (deficit) on a U.S. GAAP basis

	December 31,	December 31,
	2001	2002

	(PLN)	(PLN)
Shareholders’ equity / (deficit) at beginning of period as reported	653,085	(195,209)
Effect of adopting IAS 39 and FAS 133 (9)	134	—
Shareholders’ equity / (deficit) at beginning of period as restated	653,219	(195,209)
Net profit / (loss)	(870,959)	1,777,069
Issuance of shares at fair value in exchange for reduction of debt, net of related costs	—	956,020
Exchange of shares with minority shareholder	—	799
Increase in equity related to Stock Option Plan (2)	(2,893)	(207)
Change of Other Comprehensive Income (10)	25,424	—

Shareholders’ equity / (deficit) at end of period	(195,209)	2,538,472

The following are descriptions of U.S. GAAP reconciling items:

(1)	Under IAS, the Company capitalizes foreign exchange differences and net interest expense related to borrowings used to fund construction in progress. Under US GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under US GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

(2)	Under IAS, the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For US GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, “Accounting for Stock Issued to Employees”) is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

(3)	Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For US GAAP purposes, the discount on shares sold to employees was recognized as compensation expense in the statements of operations in accordance with APB No. 25, “Accounting for Stock Issued to Employees”.

(4)	Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Netia Telekom owned by the European Bank for Reconstruction and Development (“EBRD”). For US GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. However, during the period of the EBRD loan, any resultant incremental finance cost was not material. On purchase of the EBRD’s shares in Netia

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Telekom by the Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders’ equity for US GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the US GAAP reconciliation.

This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine month period ended September 31, 2001.

(5)	Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements (“OSSA”) entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSA’s. The fair value of the Incentive Stock Option was PLN 42,216 and this is being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

(6)	For US GAAP the interest expense on the non interest bearing liability associated with obtaining licenses from the Polish government was imputed in accordance with APB Opinion No. 21 “Interest on Receivables and Payables” based on the Company’s effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company’s effective borrowing rate. The amount recorded for the year ended December 31, 2000 includes the cumulative adjustment necessary to reflect the consistent treatment of license liabilities under both US GAAP and IAS.

(7)	In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”) which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship. The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship. . The expected period of the customer relationship was seven years through December 31, 2000 and was revised to five years as of January 1, 2001.

(8)	The adjustment reflects the effect of minority share in the above adjustments.

(9)	As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the “FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by FASB Statement No. 138 and interpreted by Derivatives Implemenation Group issues (together “SFAS 133”). The cross-currency interest rate swap transactions described in Notes 14 and 15 have been designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 of PLN 29,575 was charged to “Other Comprehensive Income” (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

(10)	This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders’ equity / (deficit) under IAS.

(11)	During the year ended December 31, 2001 the Company has written-off the goodwill under IAS as a result of management’s belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed. On January 1, 2002, the Company adopted SFAS 142, “Goodwill and Other Intangible Assets.” Based upon management’s evaluation of the Company’s financial position at that date, including its negative equity and the value of the Company’s quoted stock market price, the Company has wrote off goodwill with a net book value of PLN 213,443 for U.S. GAAP purposes.

(12)	Under IAS, the surplus on restructuring of the Company’s debt is recorded in other reserve of a component of shareholders’ equity. For US GAAP, the restructuring of the Company is accounted for in accordance with SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“FAS 15”). According to SFAS 15, the gain on restructuring is classified as extraordinary item and was calculated as a difference between: (a) the carrying amount of the reduced debt and, (b) the aggregate of: (1) fair value of equity interest granted to the bondholders in exchange for their liabilities, (2) total future cash payments nominal value relating to the 2002 Notes and the remaining instalment obligations, and (3) issuance costs relating to the 2002 Notes. There is no tax effect relating to the gain on restructuring. Under SFAS 15 the 2002 Notes are recognized at its nominal value. No interest expense is recognized on the 2002 Notes for the period between the restructuring and maturity of the debt date. Accordingly, no interest is recognized on the remaining instalment obligations.

Under IAS, the 2002 Notes are recognized initially at the proceeds received, net of transaction costs incurred. The difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statements of operations over the period of the debt, using effective cost method. Under US GAAP, transaction

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

costs relating to debt issuance are offset against the gain on restructuring and no interest expense is recognized on the 2002 Notes, for any period between the restructuring and maturity of the debt date.

Additional U.S. GAAP disclosures are as follows:

1.	Under U.S. GAAP, the “Loss from Operations” for the years ended December 31, 2000, 2001 and 2002 would be PLN 203,193, PLN 285,216 and PLN 244,331, respectively.

2.	For U.S. GAAP purposes, certain additional disclosures are required under SFAS 123 Accounting for Stock-Based Compensation.

The following table summarizes information about stock options at December 31, 2001:

		Weighted average	Weighted average
		exercise prices of	fair value of	Weighted average
		options (not in	options (not in	expected life (in
Options	Number of options	thousands)	thousands)	years)

		(USD)	(USD)
Outstanding at the beginning of the year	1,069,692	20.41	9.45	2.80
Granted	111,000	27.87	0.00	2.00
Exercised	—	—	—	—
Forfeited/expired	(179,180)	15.99	35.05	2.60

Outstanding at the end of the year	1,001,512	23.01	11.00	2.13

Exercisable at the end of the year	—	—	—	—

The amount of stock options exercisable at December 31, 2002 is different than the amount of options vested at December 31, 2002 (refer to Note 16) as the majority of the options are exercisable only if the market price of shares as at the date of the exercise exceeds the exercise price by at least 20%.

The fair value of the options were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 70% for the year ended December 31, 2002 and 50% for the year ended December 31, 2001; (2) risk-free interest rate of 2% for the year ended December 31, 2002 and 2.24% for the year ended December 31, 2001 (3) expected life of approximately 2.13 years for the year ended December 31, 2002 and 2.8 years for the year ended December 31, 2001 and (4) no expected dividend. Had compensation expense been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, the Company’s U.S. GAAP net loss and earnings per share would have been increased to the pro forma amounts indicated below:

		2001	2002

		(PLN)	(PLN)
Net profit / (loss)	As reported	(870,959)	1,777,069
	Pro forma	(882,077)	1,778,178
Basic and diluted earnings/(loss) per share (not in thousands)	As reported	(28.26)	47.10
	Pro forma	(28.62)	47.13

3.	The significant valuation reserves for the Company were as follows:

Valuation allowance for net deferred tax asset for U.S. GAAP

	January 1	Provision	Release	December 31
	(PLN)	(PLN)	(PLN)	(PLN)

2001	279,027	42,483	—	321,510
2002	321,510	—	(28,175)	293,335

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

     Allowance for doubtful accounts:

	January 1	Provision	Utilization	December 31

	(PLN)	(PLN)	(PLN)	(PLN)
2001	23,033	16,485	(3,326)	36,192
2002	36,192	11,021	(1,935)	45,278

4.	In June 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June15, 2002. The adoption of SFAS 143 did not have a material impact on the Company’s consolidated financial statements.

5.	In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction as of April 2002” (“SFAS 145”). The objective of SFAS 145 is to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects and that are similar to sale-leaseback transactions. The provisions of SFAS 145 are required to be applied in fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material impact on the Company’s consolidated financial statements.

6.	In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses significant issues relating to the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Cost to Exit an Activity”. The provisions of SFAS 146 are required to be applied for exit or disposal activities initiated after December 31, 2002. Management is currently evaluating the impact that the adoption of SFAS 146 may have on our consolidated financial statements.

26. Subsequent Events

New Supervisory Board

On January 15, 2003 the Extraordinary General Meeting of Shareholders appointed three new members of the Company’s Supervisory Board. On January 15, 2003 TeliaSonera AB (publ.) and Warburg Pincus each appointed their new representatives in the Supervisory Board. In accordance with the changes in the Company’s statute adopted by the Extraordinary General Meeting of Shareholders on January 15, 2003 the number of members of the Company’s Supervisory Board will be reduced to seven as of the date of registration of changes to the Company’s statute by the Polish court.

Nasdaq De-Listing

On January 21, 2003 the Nasdaq Listing and Hearing Review Council (the “Listing Council”) after its review of the decision of the Panel and additional information submitted by the Company regarding the status of the financial restructuring reversed the Panel’s decision and remended the matter to the Panel. The Listing Council noted that the Panel’s decision from October 14, 2002 to delist the Company’s ADSs from The Nasdaq National Market was correct and appropriate at the time it was made. The Listing Council instructed the Panel to re-list the Company’s ADSs on the Nasdaq SmallCap Market upon Panel’s review of the Company’s application. The Management Board has decided to file such application, which will be subject to the approval of the Nasdaq Listing Qualifications Department.

Registration of shares

On January 30, 2003 Polish Regional Court in Warsaw registered (i) the increase of the Company’s share capital resulting from the issuance of series H shares and (ii) decrease of par value of existing shares from PLN 6.00 (not in thousand) to PLN 1.00 (not in thousand) per share. Upon this registration the share capital of the Company amounted to PLN 344,045 and consisted of 344,044,212 (not in thousand) ordinary shares and 1,000 series A1 preferred shares.

Changes in Management Board

As of February 7, 2003 Mr. Antoni Dariusz Wojcieszek resigned from his post in the Management Board.

NETIA HOLDINGS S.A.
Notes to Consolidated Financial Statements
(All amounts in thousands)

Listing of series H shares

On February 13, 2003, 312,626,040 series H shares commenced trading on the Warsaw Stock Exchange following their registration with the Polish National Securities Depository on February 10, 2003. The series H shares will be traded on the main market of the Warsaw Stock Exchange separately from the currently listed ordinary shares under the name “NETIA2” and the ticker “NET2”.

Redemption of 2002 Notes

On February 13, 2003, Netia’s Supervisory Board approved the redemption of the outstanding 2002 Notes with an aggregate principal amount of EUR 49,869, following the recommendation by the Company’s Management Board. The decision was driven by the sufficient cash position and concerns over (i) the high costs of servicing the debt and establishing the security for the 2002 Notes as required under the Indenture, and (ii) the substantial restrictions imposed by the Indenture covenants Netia’s flexibility to run its daily operational business.

Redemption of 2002 Notes (unaudited, an event subsequent to the date of the report of independent accountants)

On March 24, 2003, the Company redeemed the outstanding 2002 Notes amounting to EUR 51,096 (PLN 221,482 at the exchange rate in effect on that date) including interest accrued until that date.

ANNEX A

Consolidated Financial Statements
of Sonera Corporation and Subsidiaries
as of and for the years ended
December 31, 2000, 2001 and 2002

Independent Auditors’ Report

To the Board of Directors of Sonera Corporation

We have audited the consolidated balance sheets of Sonera Corporation and subsidiaries as of December 31, 2000, 2001 and 2002 and the related consolidated income statements and consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Finland and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Sonera Corporation and subsidiaries as of December 31, 2000, 2001 and 2002, and the results of their operations and their cash flows for the three years then ended in conformity with accounting principles generally accepted in Finland.

Helsinki, Finland
February 19, 2003

KPMG WIDERI OY AB

Solveig Törnroos-Huhtamäki
Authorized Public Accountant

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Income Statements

		Year ended December 31,

	Note	2000	2001	2002

		(€ in millions,
		except shares and
		per share amounts)
Revenues	(22)	2,057	2,187	2,241
Other operating income	(2)	1,589	916	424
Operating expenses:	(3)
Cost of sold equipment and materials		(160)	(143)	(120)
Services bought		(511)	(565)	(657)
Personnel expenses		(445)	(512)	(405)
Rental expenses		(65)	(93)	(65)
Other operating expenses		(418)	(507)	(845)

Total operating expenses		(1,599)	(1,820)	(2,092)
Depreciation and amortization	(4)	(299)	(332)	(339)

Operating profit		1,748	951	234
Equity income (loss) in associated companies	(11)	121	(202)	(3,977)
Sales and write-downs of short-term investments	(5)	—	(272)	(43)
Financial income and expenses	(6)	(9)	(32)	(42)

Profit (loss) before income taxes, minority interest and extraordinary items		1,860	445	(3,828)
Income tax (expense) benefit	(7)	(318)	(35)	1,343
Minority interest		(1)	(1)	(12)

Profit (loss) before extraordinary items		1,541	409	(2,497)
Cumulative effect of accounting changes, net of income taxes	(8)	(35)	—	—

Net income (loss)		1,506	409	(2,497)

Earnings (loss) per share, before extraordinary items (€)		1.72	0.44	(2.24)

Cumulative effect of accounting changes, net of income taxes (€)		(0.04)	—	—

Earnings (loss) per share (€)		1.68	0.44	(2.24)

Average number of shares (1,000)		897,472	924,346	1,114,752

Cash dividends per share		0.10	0.07	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

		As of December 31,

	Note	2000	2001	2002

		(€ in millions)
ASSETS
Fixed assets and other long-term investments	(10)
Intangible assets		167	147	298
Property, plant and equipment
Land		20	21	22
Buildings		121	114	126
Machinery and equipment		119	108	81
Telecommunications networks		848	878	1,017
Other tangible assets		3	2	4
Advances paid and construction in progress		103	96	123

		1,214	1,219	1,373
Long-term investments and receivables
Investments in associated companies	(11)	2,367	2,524	1,323
Other shares and holdings	(23)	2,370	469	83
Deferred tax assets	(12)	—	—	1,286
Long-term receivables	(12)	42	3,075	49

		4,779	6,068	2,741

Total fixed assets and other long-term investments		6,160	7,435	4,412

Current assets
Inventories		40	33	12
Receivables
Trade accounts receivable		413	391	407
Loans receivable		2,817	45	1
Prepaid expenses and accrued income		154	160	107
Other receivables		34	14	41

		3,418	610	556
Cash and short-term investments
Short-term investments	(13)	68	620	115
Cash and cash equivalents		88	96	84

		156	716	199

Total current assets		3,614	1,359	767

TOTAL ASSETS		9,774	8,794	5,179

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

		As of December 31,

	Note	2000	2001	2002

		(€ in millions)
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(14)
Share capital		320	480	480
Share premium fund		14	858	858
Treasury shares		(28)	(22)	(22)
Additional paid-in capital		505	505	505
Accumulated currency translation adjustment		85	101	—
Retained earnings		831	2,244	2,653

Net income for the year		1,506	409	(2,497)
		3,233	4,575	1,977
Minority interest		16	13	142

Total shareholders’ equity and minority interest		3,249	4,588	2,119

Non-current liabilities
Long-term debt	(15)	1,842	2,007	1,938
Deferred tax liability	(7)	139	127	49
Other long-term liabilities	(16)	32	21	27

		2,013	2,155	2,014
Current liabilities
Current debt	(15)	3,848	55	24
Current portion of long-term debt	(15)	107	1,418	338
Advances received		15	20	20
Trade accounts payable		298	241	390
Accrued expenses and prepaid income		215	247	218
Other current liabilities		29	70	56

		4,512	2,051	1,046

Total liabilities		6,525	4,206	3,060

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		9,774	8,794	5,179

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,

	2000	2001	2002

		(€ in millions)
Operating activities
Net income	1,506	409	(2,497)
Depreciation and amortization	299	332	339
Write-down of UMTS investments	—	—	4,280
Gain from sale of Pannon shares	—	—	(219)
Gain from sale of Sonera Info Communications	—	—	(90)
Gain from sale of VoiceStream and Powertel shares	—	(595)	—
Gain from sale of TietoEnator shares	—	(286)	—
Gain from Aerial/VoiceStream merger	(835)	—	—
Gain from sale of Turkcell shares	(680)	—	—
Net gain on disposal of other shares and fixed assets	(45)	(2)	(58)
Sales and write-downs of short-term investments	—	272	43
Write-downs of other shares and fixed assets	10	111	154
Equity (income) loss in associated companies	(121)	202	99
Dividends received from associated companies	30	33	44
Deferred tax expense (benefit)	41	(17)	(1,372)
Effect of accounting changes	35	—	—
Other adjustments to cash	(8)	(34)	(59)
Change in working capital, net of acquisitions and disposals
(Increase) decrease in inventories	(3)	7	24
Increase in non-interest bearing receivables	(190)	(243)	(48)
Increase in non-interest bearing liabilities	188	8	14

Cash provided by operating activities	227	197	654
Investing activities
Capital expenditures	(430)	(359)	(275)
Acquisitions of subsidiaries, net of cash acquired	(20)	(1)	(137)
Investments in associated companies	(1,195)	(347)	(19)
Investments in other shares and holdings	(902)	(178)	(13)
Proceeds from sale of fixed assets	1	36	14
Proceeds from sale of subsidiaries, net of cash disposed	9	—	142
Proceeds from sale of associated companies	770	—	360
Proceeds from sale of other shares and holdings	6	2,157	508
(Increase) decrease in long-term loans receivable	(4)	(35)	40
(Increase) decrease in current loans receivable	(2,815)	1	27
Decrease (increase) in short-term investments	8	(51)	1

Cash (used in) provided by investing activities	(4,572)	1,223	648
Financing activities
Withdrawals of long-term debt	1,004	2,905	930
Repayments of long-term debt	(179)	(1,429)	(2,139)
Increase (decrease) in current debt	3,684	(3,793)	(99)
Rights offering	—	973	—
Dividends paid	(87)	(67)	—
Sales of rights related to treasury shares	—	1	—
Repurchase of shares	(28)	—	—

Cash provided by (used in) financing activities	4,394	(1,410)	(1,308)
Effect of exchange rate changes on cash and cash equivalents	1	(2)	(5)

Net increase (decrease) in cash and cash equivalents	50	8	(12)
Cash and cash equivalents at beginning of year	38	88	96

Cash and cash equivalents at end of year	88	96	84

The accompanying notes are an integral part of these Consolidated Financial Statements.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. Accounting policies

Description of business

Sonera Corporation (the “Parent Company”) and its subsidiaries (together, “Sonera”, the “Company” or the “Group”) provide a wide range of telecommunication services to residential and business customers, primarily in Finland. Sonera’s major lines of business include mobile communications, service business, fixed network domestic and international voice and data services, equipment sales, and other services relating to the Group’s operations. Sonera generated approximately 85 percent of its consolidated revenues from sales to customers in Finland in 2002. Sonera has also significant minority shareholdings in mobile and fixed network telecommunications operators abroad.

The predecessor entity of Sonera Corporation was incorporated under the name of Telecom Finland Ltd on January 1, 1994, when the operations of Posts and Telecommunications of Finland, the Finnish national postal and telecommunications authority, were separated into Telecom Finland Ltd and Finland Post Ltd. Both companies were wholly-owned subsidiaries of the State-owned management holding company PT Finland Ltd. On July 1, 1998, PT Finland Ltd demerged into two State-owned management holding companies, Sonera Group plc and Finland Post Group Ltd. On September 30, 1999, Sonera Group plc was merged with its principal operating subsidiary Sonera Ltd, and was renamed Sonera Corporation.

In December 2002, Sonera Corporation merged with the Swedish telecommunications company Telia AB (“Telia”). As a consequence of the merger between Telia and Sonera, Sonera Corporation became a subsidiary of TeliaSonera AB (ownership of 95.0 percent as of December 31, 2002 and 99.4 percent after completion of the redemption offer). Sonera Corporation and its subsidiaries are consolidated in the financial statements of TeliaSonera AB.

Basis of presentation

The Consolidated Financial Statements have been prepared in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”), as stipulated in the Finnish Accounting Act 1336/1997.

The Consolidated Financial Statements are presented in millions of euros, except for share and per share amounts.

The Consolidated Financial Statements are prepared under the historical cost convention. Accordingly, the merger between Telia and Sonera had no impact on these Consolidated Financial Statements. Estimates and assumptions used by management in preparing these Consolidated Financial Statements were determined using the most recent and accurate information available. Actual results could differ from those estimates.

Principles of consolidation

The Consolidated Financial Statements include the accounts of Sonera Corporation and those companies in which it holds, directly or indirectly through subsidiaries, over 50 percent of the shares and voting rights.

The companies acquired or established during the financial period have been consolidated from the month of acquisition or formation. The companies disposed of during the financial period have been consolidated up to the month of disposal.

All intra-Group transactions and balances are eliminated as part of the consolidation process. Minority interests in earnings and shareholders’ equity are presented separately in the income statement and balance sheet.

Except as described below, acquisitions of companies are accounted for by using the purchase method. The cost of acquired shares is allocated to the fair values of acquired assets and liabilities. The remaining difference is carried as goodwill on consolidation and amortized over its estimated useful life, generally not exceeding ten years.

In April 2000, Sonera acquired all shares in Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. In June 2000, Sonera acquired all shares in iD2 Holding AB of Sweden. The acquisition was paid for by issuing 4,802,431 new shares. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. Therefore, under Finnish GAAP, Sonera has not recorded goodwill from the acquisitions.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statement

1. Accounting policies (continued)

The total amount of shares issued in connection with Across and iD2 acquisitions was 21,534,486 and the fair value of shares issued, measured at the time of issuance, totaled €1,147 million. If fair value had been used to record the transactions, Sonera would have recorded goodwill and a corresponding increase in share premium fund totaling €1,136 million. In October 2002, Sonera sold a slightly greater than 50 percent interest in SmartTrust AB (formerly Across and iD2). After the transaction, SmartTrust AB is accounted according to equity method in Sonera’s consolidated financial statements.

Earnings in companies in which Sonera has significant influence (associated companies) are included in the consolidated accounts in accordance with the equity method of accounting. Generally, Sonera is considered to have significant influence when it holds 20 to 50 percent of the shares and voting rights. Any goodwill arising from the acquisition of shares in associated companies is included in the carrying value of investments in associated companies and amortized over estimated useful life, generally not exceeding ten years.

Shareholdings which are not treated as subsidiaries or associated companies are carried at cost or at a written-down amount, and only dividends received are included in the consolidated income statement.

Foreign currency translation

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of transaction. At the end of the accounting period, unsettled foreign currency balances are translated at the closing rate on the balance sheet date. Foreign exchange gains and losses on trade accounts receivable and payable are charged or credited to revenues and operating expenses, respectively. In relation to revenues and operating expenses, these exchange gains and losses are insignificant. Other foreign exchange gains and losses are recorded as financial income and expenses.

The income statements of foreign subsidiaries are translated at the average exchange rates for the accounting period, and the balance sheets are translated at the closing rate on the balance sheet date. All translation differences arising from the consolidation of foreign subsidiaries and associated companies are credited or charged directly to retained earnings.

Derivative financial instruments

The business operations of Sonera give rise to certain exposure to risks related to currency and interest rates. These risks are managed to minimize their impact on Sonera’s profitability and financial position.

Sonera considers derivative financial instruments to be hedging instruments when certain criteria are met:

•	For an interest rate derivative instrument to qualify as a hedge, the instrument must

(a)	relate to an asset or a liability, or to a portfolio of assets and liabilities; and

(b)	change the character of the interest rate by converting variable rate to a fixed rate or by converting fixed rate to a convertible rate.

•	For a foreign currency derivative instrument to qualify as a hedge, the instrument must

(a)	be related to a foreign currency asset, liability or firm commitment, or a portfolio of assets, liabilities and firm commitments, the characteristics of which have been identified;

(b)	involve the same currency as the hedged item; and

(c)	reduce the risk of foreign currency exchange movements on Sonera’s operations.

Derivative financial instruments are not used for speculative purposes.

Interest rate swaps

Interest rate swap agreements that are designated as hedges of a debt obligation are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

Amounts due from and payable to the counter-parties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts computed by reference to the respective interest rate swap contract. Realized gains

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statement

1. Accounting policies (continued)

and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

Forward exchange contracts and currency swaps

Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges of firm commitments are recognized in earnings immediately and the fair value of the derivative is recorded in the balance sheet.

Interest rate and foreign currency options

Gains and losses on foreign currency options that are designated and effective as hedges of firm commitments are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Option premiums are recorded as an asset or liability and amortized over the life of the option.

Fixed assets and other long-term investments

The balance sheet values of fixed assets are stated at historical cost, less accumulated depreciation and amortization. Construction costs include directly allocable costs and an appropriate allocation of material and production overheads. Production overhead does not include general and administrative expenses. Interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in coming years as part of depreciation on fixed assets.

The cost of assets received from Posts and Telecommunications of Finland upon the incorporation of Telecom Finland Ltd on January 1, 1994 was equal to the carrying value of transferred assets on the December 31, 1993 balance sheet of the former government authority. The carrying values of assets transferred did not exceed fair values of those assets on January 1, 1994.

Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets, except for land, which is not depreciated. Estimated useful lives for various assets are:

Intangible rights	3 - 10 years
Goodwill	5 - 10 years
Other intangible assets	3 - 10 years
Buildings	15 - 40 years
Machinery and equipment	3 - 8 years
Telecommunications networks	4 - 20 years
Other tangible assets	3 - 10 years

Sonera reviews its fixed assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, a writedown is recognized in an amount by which the asset’s carrying value exceeds the sum of the expected future cash flows.

Long-term investments and receivables include financial assets which are intended to be held for over one year. Marketable equity securities are stated at cost, or at a lower market value if the impairment in value is deemed to be permanent. Marketable debt securities are stated at cost when intended to be held to maturity, or at the lower of cost or market when available for sale.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statement

1. Accounting policies (continued)

Leased assets

Sonera leases certain equipment to its own use under capital lease terms. These lease transactions are accounted for as a purchase of fixed assets and an incurrence of an interest-bearing liability. Sonera considers a lease agreement to qualify as a capital lease when one or more of the following criteria are met:

(a)	the lease term is equal to 75 percent or more of the estimated economic life of the leased equipment;

(b)	the present value at the beginning of the lease term of the minimum lease payments is 90 percent or more of the fair value of the leased equipment;

(c)	the lease contains a bargain purchase option; or

(d)	the lease transfers ownership of equipment to the lessee by the end of the lease term.

Assets held under operating leases are not recorded on the balance sheet, and the lease payments are charged to income as incurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined either using the first-in, first-out method or the average cost method.

Prepaid and accrued expenses and income

Prepaid expenses and accrued income mainly consist of accrued interest income and financial fee income. Accrued expenses and prepaid income mainly consist of accrued interest, tax and payroll-related expenses.

Cash and short-term investments

Cash and cash equivalents include cash on hand, cash in banks and in time deposits with a maturity of less than three months, as well as other highly liquid funds equivalent to cash money, with an original maturity of less than three months.

Short-term investments include marketable equity securities as well as time deposits and other debt securities for which the intended holding period generally is less than one year. Marketable debt and equity securities are stated at the lower of cost or market.

Revenues

Revenues include revenue from services and goods sold, adjusted for discounts granted, sales-related taxes and the effects of foreign exchange rate differences.

Revenues from connection fees (including the price of SIM cards) that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card, and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and the cost of a printed telephone directory given to each new subscriber. To date direct costs associated with connection fees (including the price of SIM cards) have exceeded such revenues. Therefore, no connection revenues have been deferred.

Revenues from monthly subscription charges are recognized for the month that they relate to. Traffic revenues and interconnection revenues are recognized based on actual traffic.

Other revenues are recognized when services are rendered, or when goods are delivered to the customer. Sonera has no significant long-term contract deliveries.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statement

1. Accounting policies (continued)

Research and development

All costs relating to research and development activities are expensed as incurred. Research and development expenditure was €70 million, €82 million and €53 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Maintenance, repairs and renewals

Maintenance and repair costs are expensed as incurred. Costs from any major improvement or renovation that extend the useful life of an asset are capitalized as part of the carrying value of the asset. Costs from leasehold improvements of rental premises are capitalized as intangible assets and amortized over ten years or, if shorter, over the lease term.

Pension plans and coverage of pension liabilities

Before January 1, 2002, the statutory pension benefits as well as certain additional pension benefits for most of the personnel in Finland were funded through the PT Pension Fund. The PT Pension Fund was a multi-employer plan of Sonera and Finland Post Group Ltd. The PT Pension Fund was split up in two on January 1, 2002, after which both Sonera and Finland Post have their own pension funds, Sonera’s Pension Fund and Finland Post’s Pension Fund. Sonera’s pension obligations and the respective portion of the plan assets were transferred to the Sonera Pension Fund. As the split-up resulted in a separation of plan assets in relation to respective shares in total obligations, the split-up did not change Sonera’s pension obligations and the funding status of those obligations. The split-up was not considered a taxable transaction to the Sonera Pension Fund or Sonera.

Sonera is responsible for ensuring that its pension obligations are sufficiently funded at all times. On December 31, 2002 and January 1, 2003, both statutory and additional pension benefits were fully funded.

Sonera makes monthly contributions to the Sonera Pension Fund at the end of each month and records those contributions as expenses. Other than amounts accrued for the next contribution payable, Sonera does not record liabilities for pensions as the Company has transferred all such funds to the Sonera Pension Fund.

The statutory pension obligations of certain minor Finnish subsidiaries are funded through pension insurance. Subsidiaries outside Finland have various pension schemes in accordance with the local requirements and practices. The schemes are generally funded through payments to insurance companies.

As of December 31, 2002, the President and CEO of the Parent Company and two members of the Executive Management Team had a right to retire after the age of 60, at the statutory 60 percent total pension. These additional pension benefits have been funded through a group pension insurance. There are no significant exceptions to the normal practices in the pension benefits of Managing Directors of subsidiaries. However, certain Managing Directors have the right to retire at the age of 63 to 64, based on the additional pension benefit arrangement related to the departure from the Finnish State pension plan. The additional pension benefits have been funded through the Sonera Pension Fund.

Commissions paid to distributors

Sonera pays the distributors of Sonera’s GSM subscriptions a sign-up commission per subscription. The commission received by the distributor is divided into five payments, the timing of which is dependent, among other things, on the accumulated traffic produced by the new subscriber and on the timely payment of monthly subscription charges of the new subscriber.

The first payment of commission is a fixed amount and is earned by the distributor after two months from the time of sale of a new subscription, provided that the subscription has not been closed during those two months. The commission is charged to expense during two months starting from the time of sale.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statement

1. Accounting policies (continued)

The second, third and fourth payments of commission are also fixed amounts. However, they are earned by the distributor at specific points in time if the subscription remains active. The expense for these payments is accrued ratably over such periods of time.

The fifth payment of commission is a fixed amount that is earned by the distributor if a specific accumulation of traffic by the subscriber is achieved. The fifth payment is accrued based on the actual traffic. If the accumulation of traffic does not exceed the milestone the distributor receives no payment at all.

Once conditions for the payment have been met, amounts will be paid to the distributor and are not subject to refund.

Other operating income and expenses

Other operating income includes income from business activities outside ordinary service production, such as rental income and gains on the sale of fixed assets and other long-term investments, as well as fees charged on collection of overdue receivables.

Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to general administration. Additionally, write-downs and losses from the disposition of fixed assets and other long-term investments are reported within other operating expenses.

All advertising costs are expensed as incurred. Advertising expenses were approximately €40 million, €51 million and €32 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Loan withdrawal fees

Arrangement and other up-front fees on the withdrawal of loans are accrued to expense over the loan period.

Provisions for contingent losses

Provisions are made for identified contingent losses the future realization of which is probable and the amount of which can be reasonably estimated. Provisions are reported as non-interest bearing liabilities in the balance sheet. Sonera did not have any material provisions for contingent losses during the years ended December 31, 2000, 2001 and 2002.

Untaxed reserves

In Finland and certain other countries, companies are allowed to reduce or increase taxable income by charges or credits representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company’s financial statements and accumulated as untaxed reserves in the balance sheet. Sonera’s untaxed reserves relate to the accumulated tax depreciation of telecommunications networks exceeding the accumulated depreciation in financial statements.

On consolidation, all allocations to untaxed reserves in the accounts of individual companies are presented as retained earnings, net income and a related deferred tax component on an aggregate basis. Under the Finnish Companies Act, untaxed reserves presented as retained earnings are not included when the maximum amount of distributable funds is calculated.

Income taxes

Income taxes consist of current and deferred taxes. Current taxes in the income statement include estimated taxes payable or refundable on tax returns for the financial year, as well as adjustments to tax accruals related to previous years.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statement

1. Accounting policies (continued)

Deferred tax liabilities or assets are recognized for the future tax consequences of events that have been recognized in financial statements or tax returns, based on the tax laws and tax rates that have been enacted by the balance sheet date. Deferred tax liabilities are recognized at their full amounts, and deferred tax assets at estimated realizable amounts. The deferred taxes in the income statement represent the net change during the year in deferred tax liabilities and assets.

Dividends

In Finland, dividends are generally only payable annually and only after shareholder approval of the company’s annual financial statements and of the amount proposed by the Board of Directors.

Dividends proposed by the Board of Directors have not been recorded as a liability in the Consolidated Financial Statements. Only after the Annual General Meeting has approved the annual financial statements and the amount of dividends, the amount is deducted from retained earnings.

Consolidated statement of cash flows

The statement of cash flow presents the annual cash flows classified as cash flows from operating, investing and financing activities, arriving at the change in cash and cash equivalents for the period.

The consolidated statement of cash flows has been prepared in accordance with the indirect method by adjusting net income to reconcile it with cash flow from operating activities. The operating cash flows in accordance with the direct method are presented in Note 16 to the Consolidated Financial Statements.

2. Other operating income

Other operating income consists of the following:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Rental income	4	4	7
Gains from sales of business operations and shares
Gain from sale of Pannon GSM (a)	—	—	219
Gain from sale of Sonera Info Communications business (b)	—	—	90
Gain from sale of Primatel (subsidiary) (c)	—	—	31
Gain from sale of Libancell shares (d)	—	—	20
Gain from sale of VoiceStream and Powertel shares (e)	—	595	—
Gain from sale of TietoEnator shares (f)	—	286	—
Gain from Aerial/VoiceStream merger (g)	835	—	—
Gain from Turkcell Iletisim Hizmetleri A.S. Initial Public Offering (h)	680	—	—
Gain from sale of HanseNet Telefongesellschaft mbH & Co. KG (associated company 50%) (i)	22	—	—
Gain from sale of Transmast Oy (associated company 40%) (j)	12	—	—
Gain from sale of Suomen Erillisverkot Oy (subsidiary) (k)	11	—	—
Other gains from sales of business operations and shares	4	8	27
Gains from sales of fixed assets	—	2	1
Fees charged on collection of overdue receivables	13	13	14
Other items	8	8	15

Total	1,589	916	424

(a)	In April 2002, Sonera completed the sale of its 23.1 percent holding in Hungarian mobile operator Pannon GSM for a total of €310 million and recorded a gain of €219 million on the sale.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3. Operating expenses and number of personnel (continued)

(b)	In March 2002, Sonera completed the sale of Sonera Info Communications business for a total of €113 million and recorded a gain of €90 million on the sale.

(c)	In May 2002, Sonera sold its 100 percent owned subsidiary Primatel Oy for €34 million. Sonera recorded a gain of €31 million on the sale.

(d)	In June 2002, Sonera sold its 14 percent holding in Libancell for a total of €24 million and recorded a gain of €20 million on the sale.

(e)	On March 30, 2000, the United States Federal Communications Commission (“FCC”) gave final approval to the merger of Aerial Communications, Inc. (“Aerial”) with VoiceStream Wireless Corporation (“VoiceStream”). During May 2001, Sonera sold its holdings in the United States mobile operators VoiceStream and Powertel for a total of €724 million in cash consideration and 72 million Deutsche Telekom shares and recorded a gain of €595 million. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at end of May 2001 was €24.60.

(f)	On March 1, 2001, Sonera sold the TietoEnator Corporation shares that it held for €424 million and recorded a capital gain of €286 million on the deal.

(g)	The merger of Aerial and VoiceStream was completed on May 4, 2000. After the merger and Sonera’s earlier U.S.$500 million investment in VoiceStream on February 28, 2000, Sonera’s shareholding in VoiceStream was approximately 7.9 percent, on a fully diluted basis. Sonera discontinued accounting for Aerial under the equity method on the merger date, and Sonera’s investment in VoiceStream was accounted for under the cost method. The cost basis of VoiceStream shares received in the merger was based on the fair value of the VoiceStream shares on the merger date. As a result, Sonera recorded a pre-tax non-cash gain of €835 million on the merger transaction for the second quarter of 2000.

(h)	In June-July 2000, the shareholders of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) carried out an Initial Public Offering of the company. Before the offering, Sonera purchased an additional interest of approximately 0.6 percent in Turkcell, whereby Sonera’s holding in the company was approximately 41.6 percent. In the offering, Sonera sold 10,246,468,483 shares, which corresponds to approximately 10.3 percent of the Turkcell shares owned by Sonera prior to the offering. After the offering, Sonera holds approximately 37.3 percent in Turkcell. After the underwriting discount, Sonera’s share of the sales proceeds from the offering totaled €735 million. Sonera recorded a gain of €680 million from the sale for the third quarter of 2000.

(i)	In May 2000, Sonera sold its 50 percent holding in the German service provider HanseNet Telefongesellschaft mbH & Co. KG to the other partner of the joint venture. The gain from the transaction recorded for the second quarter of 2000 amounted to €22 million.

(j)	In September 2000, Sonera sold to Fortum its 40 percent holding in Transmast Oy, which plans and installs mast structures and delivers base stations. A gain of €12 million was recorded for the third quarter of 2000.

(k)	In December 2000, Sonera sold 60 percent of its wholly owned subsidiary Suomen Erillisverkot Oy to the Finnish Ministry of Transport and Communications. Suomen Erillisverkot Oy has in its balance sheet the assets relating to closed radio network services and certain other network services used by the public safety authorities, the military and various other emergency and rescue services. A capital gain of €11 million was recorded for the fourth quarter of 2000.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3. Operating expenses and number of personnel

Information regarding operating expenses is as follows:

			Year ended December 31,

			2000	2001	2002

			(€ in millions)
Cost of sold equipment and materials			160	143	120
Services bought
Payments to other operators for use of networks			317	351	415
Payments for other external services	(a	)	194	214	242

			511	565	657
Personnel expenses	(b	)
Wages and salaries			369	404	320
Pension expenses			45	64	55
Other personnel expenses			31	44	30

			445	512	405
Rental expenses			65	93	65
Other operating expenses
Losses from disposition of fixed assets and other long term investments			4	8	19
Write-downs of other shares and fixed assets			10	111	557
Other operating expenses	(c	)	404	388	269

			418	507	845

Total operating expenses	(d	)	1,599	1,820	2,092

(a)	Other external services relate to the repair and maintenance of telecommunications network, and to other subcontracting services bought in the process of generating services provided to the customers.

(b)	Personnel costs attributable to the construction of telecommunications networks have been capitalized as part of the carrying value of networks. Capitalized personnel costs totaled €16 million, €27 million and €13 million for the years ended December 31, 2000, 2001 and 2002, respectively. Fees and salaries paid to members of the Supervisory Board totaled €70 thousand, €20 thousand and zero for the years ended December 31, 2000, 2001 and 2002, respectively. Fees and salaries paid to Board of Directors totaled €469 thousand, €456 thousand and €336 thousand for the years ended December 31, 2000, 2001 and 2002. Fees and salaries paid to the President and CEO of Sonera Corporation and the managing directors of subsidiaries totaled €4.2 million, €6.6 million and €8.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.

(c)	Other operating expenses include expenses not directly related to the production of services, such as expenses for marketing efforts, expenses for research and development, and other expenses related to the general administration.

(d)	Personnel, rental and other operating expenses include non-recurring restructuring expenses of zero, €45 million and €9 million for the years ended December 31, 2000, 2001 and 2002.

Number of personnel is as follows:

	As of or for the year ended December 31,

	2000	2001	2002

Average number of personnel during the year	10,305	10,482	8,169
Number of personnel at the end of the year	11,271	10,068	7,639

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

4. Depreciation and amortization

Depreciation and amortization consist of the following components:

	Year ended December 31,

	2002	2001	2002

	(€ in millions)
Intangible rights	12	16	16
Goodwill	5	9	11
Other long-term expenses	2	3	5
Buildings	8	10	10
Machinery and equipment	43	55	46
Telecommunications networks	214	222	235
Other tangible assets	15	17	16

Total	299	332	339

5. Sales and write-downs of short-term investments

The components of sales and write-downs of short-term investments are as follows:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Loss from sales of Deutsche Telekom shares	—	(134)	(43)
Write-down on Deutsche Telekom shares	—	(138)	—

Total	—	(272)	(43)

During May 2001, Sonera sold its holdings in the United States mobile operators VoiceStream and Powertel for a total of €724 million in cash consideration and 72 million Deutsche Telekom shares. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at the end May 2001 was €24.60. During the year, Sonera sold a total of approximately 46.1 million Deutsche Telekom shares, realizing proceeds of approximately €1,004 million, corresponding to an average price of approximately €21.80 per share. A capital loss of €134 million was recorded from the sales.

On December 31, 2001, Sonera owned approximately 26.0 million Deutsche Telekom shares which were recorded in the December 31, 2001 balance sheet at their market value of €19.40 per share. Accordingly, Sonera recorded a write-down of €138 million in earnings for 2001.

During January-March 2002 Sonera sold the rest of the approximately 26.0 million Deutsche Telekom shares for a total of €466 million, corresponding to an average price of approximately €17.95. Approximately 7.0 million shares were sold during January and February 2002 and the rest, approximately 19.0 million, in March 2002.

6. Financial income and expenses

The components of financial income and expenses, net, are as follows:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Dividend income	21	14	—
Interest income
On long-term loans receivable	6	160	57
Other interest income	76	23	23
Other financial income	28	10	6
Interest expense	(155)	(279)	(141)
Capitalized interest	20	52	25

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

6. Financial income and expenses (Continued)

Other financial expenses	(5)	(9)	(17)
Exchange gains (losses)	—	(3)	5

Total	(9)	(32)	(42)

Dividend income includes dividends received from shareholdings which are not accounted for as subsidiaries or associated companies. Dividend income mainly consists of dividends received from Libancell S.A.L. for €4 million, €14 million and zero million during the years ended December 31, 2000, 2001 and 2002, respectively, and €17 million, zero million and zero million received from investments in venture capital funds during the years ended December 31, 2000, 2001 and 2002, respectively.

Interest income on long-term loans receivable for the years ended December 31, 2001 and 2002 included non-cash interest income from Group 3G UMTS Holding GmbH totaling €154 million and €51 million, respectively. Other interest income and other financial income for the year ended December 31, 2000 included €76 million non-cash interest and other financial income from Group 3G UMTS Holding GmbH.

In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized in the balance sheet and charged to expense in the coming years as part of depreciation on fixed assets. Accumulated capitalization on interest expenses totaled €41 million, €93 million and €36 million as of December 31, 2000, 2001 and 2002, respectively, of which €24 million, €31 and €36 million has been capitalized on telecommunications networks and €17 million, €62 million and zero on investments in associated companies as of December 31, 2000, 2001 and 2002, respectively. Accumulated depreciation of capitalized amounts were €14 million, €17 million and €21 million for the years ended December 31, 2000, 2001 and 2002 respectively, and the carrying amount amount on the balance sheet was €27 million, €76 million and €15 million, on December 31, 2000, 2001 and 2002, respectively. The capitalized interest expenses on associated companies as of December 31, 2001 of €62 million was charged to expense during the year 2002.

7. Income taxes

The domestic and foreign components of profit (loss) before income taxes, minority interest and extraordinary items are as follows:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Finland	1,125	425	(2,148)
Other countries	735	20	(1,680)

Total	1,860	445	(3,828)

The components of income tax expense (benefit) are as follows:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Current tax expense	277	50	29
Deferred tax expense (benefit)	41	(15)	(1,372)

Total	318	35	(1,343)

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

7. Income taxes (continued)

The differences between income tax expense (benefit) computed at Finnish statutory tax rate (29 percent in 2000, 2001 and 2002) and income tax expense (benefit) recorded in income statement are as follows:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Hypothetical income tax expense (benefit) at Finnish tax rate	539	129	(1,110)
Non-deductible expenses and tax exempt income	(215)	(35)	(53)
Write-downs on subsidiary shares and use of tax loss carryforwards	(27)	(162)	(212)
Operating losses outside Finland with no deferred tax benefit recognized	24	48	21
Difference between Finnish tax rate and deferred tax rate for associated companies	(7)	49	30
Difference between Finnish tax rate and tax rate abroad	3	5	3
Effect of goodwill amortization	1	2	4
Other items	—	(1)	(26)

Income tax expense (benefit) in the income statement	318	35	(1,343)

The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences between taxation and the consolidated financial statements:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Deferred tax assets
Tax loss carryforwards	57	74	1,388
Less valuation allowance	(56)	(73)	(80)
Fixed assets	4	20	11
Accrued expenses	—	—	1

	5	21	1,320
Deferred tax liabilities
Property, plant and equipment	(87)	(97)	(35)
Investments in associated companies	(49)	(41)	(34)
Other items	(8)	(7)	(14)

	(144)	(145)	(83)

Net deferred tax (liability) asset	(139)	(124)	1,237

Deferred tax liability of €139 million and €124 million on December 31, 2000 and 2001, respectively, consists of long-term deferred tax liability of €139 million and €127 million and short-term deferred tax asset of zero and €3 million on December 31, 2000 and 2001, respectively. Deferred tax asset of €1,237 million on December 31, 2002 consists of long-term deferred tax asset of €1,286 and long-term deferred tax liability of €49 million.

Sonera had tax loss carryforwards of €184 million, €252 million and €4,773 million on December 31, 2000, 2001 and 2002, respectively. The tax loss carryforwards as of December 31, 2002 mainly consist of tax loss carryforwards in the parent company Sonera Corporation. Most of the tax loss carryforwards have no expiration.

Sonera has recognized a deferred tax asset for its net operating loss carryforwards and established a valuation allowance against this amount. That determination was based upon an analysis of “more likely than not” criterion applied to each tax jurisdiction. The Company determined the amount of the valuation allowance based upon the weight of all available evidence, both positive and negative, including consideration of reversing taxable temporary differences in each tax jurisdiction as well as available tax planning strategies. The valuation allowance was established for tax loss carryforwards that exceeded the amount of reversing taxable temporary differences in certain

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

7. Income taxes (continued)

tax jurisdictions due to the history of operating losses generated by companies in those separate tax jurisdictions and the lack of evidence that profits will be generated by those operations in the foreseeable future. Based on this information the Company determined that it is not “more likely than not” that deferred tax assets will be realized related to these net operating loss carryforwards. The loss of the parent company for the year ended December 31, 2002 resulted from the write-down of individual foreign investments, which were mainly related to the German and Italian UMTS investments. These investments are not expected to negatively affect taxable income in the future. No valuation allowance was recorded on the parent company’s tax loss carryforwards.

Deferred tax liability has been provided for the undistributed earnings in foreign associated companies because Sonera may not be able to control the timing of dividend payments out of those earnings. The amount of deferred tax liability is equal to the withholding tax burden of possible dividend payments, the rate of which varies from country to country. Deferred tax liability has not been provided on undistributed earnings of Finnish associated companies since dividends between Finnish companies are effectively tax exempt.

Deferred tax liability has not been provided on undistributed earnings of foreign subsidiaries because such amounts are deemed to be permanently invested abroad or can be distributed as tax-exempt dividends to parent company. As of December 31, 2000, 2001 and 2002 Sonera had retained profits of €691 million, €771 million and €435 million, respectively, in its foreign subsidiaries. Retained profits in foreign subsidiaries as of December 31, 2002 consisted mainly of retained profits in Sonera Holding B.V. and subsidiaries of Fintur Holdings B.V. Sonera is able to repatriate a major portion of those retained earnings tax free. Additionally, part of the retained earnings are regarded as permanently invested in these subsidiaries for the foreseeable future.

8. Effect of accounting changes

The cumulative effect of changes in accounting practice is as follows:

	As of or for the year ended December 31,

	2000	2001	2002

	(€ in millions)
Change in Turkcell’s equity accounting
(net of deferred tax benefit of €4 million)	(41)	—	—
Capitalized interest expenses
(net of deferred tax expense of €2 million)	6	—	—

Total	(35)	—	—

Equity accounting for Turkcell

As of the beginning of 2000, Sonera changed the practice of equity accounting for its holding in Turkcell in such a manner that Sonera’s consolidated financial statements for each quarter include the last available quarterly financial statements of Turkcell. The accounting change was made in anticipation of the Turkcell Initial Public Offering and stock exchange listing, after which Sonera no longer has any other information available for the preparation of its consolidated financial statements than the information published by Turkcell simultaneously to all of Turkcell shareholders.

The cumulative effect of accounting change, an expense of €41 million, consists of the reversal of Turkcell’s equity income for the last quarter of 1999 that is included in Sonera’s retained earnings (expense of €33 million); an adjustment to reflect the final results of Turkcell’s 1999 audited financial statements (expense of €12 million); and the related deferred tax effect (benefit of €4 million).

Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

8. Effect of accounting changes (continued)

Capitalization of interest

In 2000, Sonera adopted an accounting practice according to which interest expenses related to construction in progress are capitalized on fixed assets and charged to expense in the coming years as part of depreciation on fixed assets.

The cumulative effect of accounting change, income of €6 million, consists of the accumulated capitalization of interest costs (income of €20 million); the accumulated depreciation expense for the capitalized amounts (expense of €12 million); and the related deferred tax effect (expense of €2 million).

Sonera has not restated its prior-year consolidated financial statements for the accounting change, and has recorded the cumulative effect of the accounting change through the consolidated income statement for the year ended December 31, 2000.

9. Earnings (loss) per share

Earnings (loss) per share amounts are calculated as follows:

	Year ended December 31,

	2000	2001	2002

Profit (loss) before extraordinary items (€ in millions)	1,541	409	(2,497)
Net income (loss) (€ in millions)	1,506	409	(2,497)

Average number of shares outstanding, adjusted with effect of Rights Offering (in thousands)	897,472	924,346	1,114,752
Earnings (loss) per share, before extraordinary items (€)	1.72	0.44	(2.24)
Cumulative effect of accounting changes, net of income taxes (€)	(0.04)	—	—

Earnings (loss) per share (€)	1.68	0.44	(2.24)

The total number of shares on December 31, 2000, 2001 and 2002 was 906,761,932 and 1,115,301,729 and 1,115,301,729, respectively, which includes 550,000, 550,000 and 550,000 treasury shares repurchased, respectively. Changes in the number of shares are presented in Note 14 to the Consolidated Financial Statements.

The weighted average number of shares outstanding for the years ended December 31, 2000, 2001 and 2002 was 897,472,038, 924,346,215 and 1,114,751,729, respectively.

The average number of shares, diluted with the employee bond loan with warrants and other employee warrants, for the years ended December 31, 2000, 2001 and 2002 was 902,192,697, 924,346,215 and 1,114,751,729, respectively. The diluted earnings (loss) per share was €1.67, €0.44 and €(2.24) for the years ended December 31, 2000, 2001 and 2002, respectively.

According to Finnish GAAP, earnings per share exclude extraordinary items. For the years ended December 31, 2001 and 2002, no extraordinary items were reported. For the year ended December 31, 2000, extraordinary items included the cumulative effect of accounting changes.

10. Fixed assets and other long-term investments

Intangible assets consist of the following:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Intangible rights	60	46	90
Goodwill	30	35	127
Other intangible assets	77	66	81

Total	167	147	298

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

10. Fixed assets and other long-term investments (continued)

Intangible rights primarily consist of licenses, lease rights and patents. Other intangible assets primarily relate to the cost of leasehold improvements on rental premises.

Changes in fixed assets and other long-term investments during the year ended December 31, 2002 include the following:

	Historical	Capital	Disposals	Accumulated	Carrying
	cost on	expenditure	and	depreciation on	value on
	January 1,	and other	other	December 31,	December 31,
	2002	additions	decreases	2002	2002

			(€ in millions)
Intangible rights	94	64	(3)	(64)	89
Goodwill	15	—	(3)	(12)	1
Goodwill on consolidation	47	120	(14)	(26)	127
Other intangible assets	33	71	(2)	(21)	81

Total intangible assets	189	255	(22)	(123)	298
Land	21	2	(1)	—	22
Buildings	175	22	(1)	(70)	126
Machinery and equipment	304	21	(2)	(243)	81
Telecommunications networks	2,428	405	(32)	(1,785)	1,016
Other tangible assets	101	4	(35)	(65)	4
Advances paid and construction in progress	96	83	(55)	—	124

Total property, plant and equipment	3,125	537	(126)	(2,163)	1,373
Investments in associated companies	2,524	3,104	(4,305)	—	1,323
Other shares and holdings	469	6	(392)	—	83
Deferred tax assets	—	1,286	—	—	1,286
Long-term receivables	3,075	36	(3,062)	—	49

Total long-term investments and receivables	6,068	4,432	(7,759)	—	2,741

Total fixed assets and other long-term investments	9,382	5,224	(7,907)	(2,286)	4,412

11. Investments in associated companies

Sonera’s significant associated companies as of December 31, 2002 consist of the following:

			As of December 31, 2002
		First
	Percent of	year of	Cost of	Remaining	Carrying
Company Name	ownership	acquisition	shares	goodwill	value

		(€ in millions)
Group 3G UMTS Holding GmbH (a)	42.8	2000	3,632	—	—
Turkcell Iletisim Hizmetleri A.S. (b)	37.3	1995	308	20	503
Lattelekom SIA	49.0	1994	289	94	305
AB Lietuvos Telekomas	30.0	1998	238	90	196
UAB Omnitel	27.5	1998	83	44	81
Metro One Telecommunications, Inc. (c)	24.8	2001	72	—	40
AS Eesti Telekom	24.5	1992	20	—	56
Latvijas Mobilais Telefons SIA	24.5	1991	—	—	36
OAO Megafon (d)	26.0	2002	32	—	44
Loimaan Seudun Puhelin Oy (e)	29.1	2001	30	16	31
SmartTrust AB (f)	46.2	2002	52	6	21

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

11. Investments in associated companies (continued)

(a)	In September and December 2000, Sonera invested a total of €913 million in the share capital of Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensvervaltung GmbH) in accordance with its 42.8 percent holding in the company. In addition, Sonera granted a shareholder loan of €2,719 million to the company, which paid for the license it had been awarded in the German UMTS auction using the funds it had received from shareholders.

(b)	In August 2001, Sonera participated in Turkcell’s rights issue by investing €77 million in proportion to its holding. Sonera’s shareholding in Turkcell on December 31, 2000, 2001 and 2002 was 37.3 percent, 37.3 percent and 37.3 percent, respectively.

(c)	In February 2001, Sonera purchased a stake in the Metro One Telecommunications Inc. for €72 million.

(d)	In March 2002, Sonera exchanged its 35 percent ownership in ZAO Sonic Duo through a share issue to shares, in ZAO North-West GSM. After the exchange of shares, Sonic Duo became a 100 percent owned subsidiary of North-West GSM and Sonera’s ownership in North-West GSM increased to 28.16 percent. In May 2002, North-West GSM changed its name to OAO Megafon and changed the company status from closed to public company. Reorganization of Megafon has been completed and Sonera owns 26 percent of the new company.

(e)	In January 2001, Sonera purchased 16.7 percent of the share capital of Loimaan Seudun Puhelin Oy, and in February 2001, raised the holding to 24.1 percent. The overall purchase price was €26 million.

(f)	In July 2002, Sonera entered into an agreement pursuant to which it sold slightly over 50 percent of SmartTrust AB to a group of private capital investors for a total consideration of €35 million. After completion of the transaction, Sonera’s interest in SmartTrust AB decreased to 46.2 percent.

All companies in the above table are accounted for by using the equity method of accounting. Sonera amortizes goodwill in its investments in associated companies straight-line over estimated useful life, generally not exceeding ten years.

The long-term loans receivable and other long-term receivables from associated companies are presented in Note 12 to the Consolidated Financial Statements.

Total investments in associated companies and the changes therein include the following:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Investments in associated companies at cost:
Historical cost of shares on January 1	1,400	1,962	2,326
Transfers from loans receivable to associated companies, Group 3G	—	—	3,057
Investments in associated companies	1,195	372	141
Transfers from associated company shares to subsidiary shares, Fintur	—	—	(335)
Transfers to other shares and holdings	(556)	—	(2)
Transfer from subsidiary shares to associated company shares	—	—	52
Disposals	(77)	(8)	(131)

Historical cost of shares on December 31	1,962	2,326	5,108
Equity adjustment to investments in associated companies:
Accumulated equity adjustment on January 1	237	405	198
Translation difference	28	10	(90)
Dividends received during the year	(30)	(33)	(42)
Disposals	(19)	(8)	(16)
Transfers to subsidiary shares, Fintur	—	—	170
Transfers from subsidiary shares to associated company shares	—	—	(29)
Transfers to other shares and holdings	68	—	—
Eliminations and other	—	26	—
Write-down of Group 3G (a)	—	—	(3,844)
Other write-downs on shares in associated companies	—	—	(33)
Equity income (loss) in associated companies	121	(202)	(99)

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

11. Investments in associated companies (continued)

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Accumulated equity adjustment on December 31	405	198	(3,785)

Carrying value of investments in associated companies on December 31	2,367	2,524	1,323

(a)	After the end of the second quarter of 2002, it became evident that the commercial performance achieved by Group 3G for the first half of the year was significantly below expectations. Therefore it also became apparent that the business plan for the year would not be achieved, and the assumptions used in the preparation of the then current business plan for Group 3G may have to be revised. On July 19, the board of directors of Group 3G, which is comprised of representatives of Telefónica Móviles and Sonera, discussed the strategic alternatives available to Group 3G, based on the performance of the first six months of 2002. On July 24, 2002, the board of directors of Group 3G decided to halt the operations of Group 3G. Based on the performance of Group 3G in the first six months of 2002, and the strategic alternatives presented to the board of directors of Group 3G on July 18, 2002, it became apparent that Sonera’s investment in Group 3G had been impaired as of June 30, 2002. Sonera then endeavored to quantify the impairment loss that would have to be reflected in its unaudited condensed consolidated interim financial statements as of June 30, 2002, supported by an external valuation report prepared by a third party advisor. The external valuation of Sonera’s investment in Group 3G considered a significant number of possible scenarios, 76 percent of which would result in a fair value of nil. Sonera therefore decided to fully write down the value of its investment in Group 3G to the most probable value of nil, recording an impairment loss of €3,844 million for the second quarter of 2002.

The following table presents certain summarized financial information for Sonera’s associated companies:

	As of or for the year ended December 31,

	2000	2001	2002

	(€ in millions)
Revenues	4,981	4,955	4,238
Operating profit	944	396	486
Profit before extraordinary items and taxes	786	28	(62)
Net income (loss)	690	(254)	(9,674)
Non-current assets	14,714	18,744	6,074
Current assets	1,908	2,742	1,095
Total assets	16,622	21,486	7,175
Shareholders’ equity	5,541	7,811	2,898
Minority interest	52	84	33
Non-current liabilities	2,049	3,138	2,094
Current liabilities	8,980	10,453	2,160

Sonera’s share of net income and shareholders’ equity are presented in the Consolidated Income Statement and Consolidated Balance Sheet as follows:

	As of or for the year ended December 31,

	2000	2001	2002

	( € in millions)
Sonera’s share of net income (loss)	187	(143)	(45)
Amortization of goodwill and other eliminations	(66)	(59)	(55)
Write-downs on investments in associated companies	—	—	(3,877)

	121	(202)	(3,977)

Sonera’s share of shareholders’ equity	1,987	2,038	1,053
Unamortized goodwill and other eliminations	380	486	270

Carrying value of investments in associated companies	2,367	2,524	1,323

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

12. Long-term receivables and deferred tax assets

Long-term receivables and deferred tax assets as of December 31, 2000, 2001 and 2002 consist of the following:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Loans receivable
From associated companies	8	2,749	26
From others	31	44	10
Long-term deferred tax assets	—	—	1,286
Other long-term receivables
From associated companies	—	266	—
From others	3	16	13

Total	42	3,075	1,335

On December 31, 2001, long-term loans receivable from associated companies mainly consisted of a loan receivable from Group 3G UMTS Holding GmbH, totaling €2,719 million. On December 31, 2000, the respective loan receivable was presented under current loans receivable. Other long-term loans receivable mainly relate to leasing sales.

On December 31, 2001, other long-term receivables from associated companies included interest and other financial income receivables from Group 3G UMTS Holding GmbH.

13. Short-term investments

Short-term investments on December 31, 2000, 2001 and 2002 consist of the following:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Deutsche Telekom shares	—	504	—
Money market investments	67	114	115
Other investments	1	2	—

Total	68	620	115

On December 31, 2001, Sonera had approximately 26.0 million Deutsche Telekom shares. The shares were treated as short-term investments and on December 31, 2001 they were recorded in Sonera’s balance sheet at their market value of €19.40 per share.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

14. Shareholders’ equity

Changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002 are as follows:

						Accumulated
	Number of		Share		Additional	currency
	shares	Shares	premium	Treasury	paid-in	translation	Retained
	outstanding	capital	fund	shares	capital	adjustment	earnings	Total

	(in thousands)				(€ in millions)
January 1, 2000	722,000	310	13	—	505	55	918	1,801
Equity issue	21,534	10	1	—	—	—	—	11
Dividends paid	—	—	—	—	—	—	(87)	(87)
Treasury shares repurchased	(550)	—	—	(28)	—	—	—	(28)
Currency translation adjustment	—	—	—	—	—	30	—	30
Net income for the year	—	—	—	—	—	—	1,506	1,506

December 31, 2000	742,984	320	14	(28)	505	85	2,337	3,233
Equity issue	371,768	160	844	—	—	—	(22)	982
Dividends paid	—	—	—	—	—	—	(67)	(67)
Sale of rights related to treasury shares	—	—	—	6	—	—	(4)	2
Currency translation adjustment	—	—	—	—	—	15	—	15
Net income for the year	—	—	—	—	—	—	409	409

December 31, 2001	1,114,752	480	858	(22)	505	101	2,653	4,575
Currency translation adjustment	—	—	—	—	—	(101)	—	(101)
Net income for the year	—	—	—	—	—	—	(2,497)	(2,497)

December 31, 2002	1,114,752	480	858	(22)	505	—	156	1,977

Share capital and share premium fund

In January 1999, share capital was redenominated in euro and the nominal value of shares was abolished. In May 1999, the accountable par value of the share was increased to exactly 43 cents through a bonus issue by transferring the corresponding amount from additional paid-in capital to share capital. On December 31, 1999, the number of shares was 722,000,000 and share capital was €310,460,000.

In April 2000, Sonera acquired the entire share capital of Across Holding AB of Sweden. Sonera paid for the acquisition by issuing 16,732,055 new shares to the sellers. The share capital was increased by €8 million and €1 million was recorded in the share premium fund. In June 2000, Sonera acquired the entire share capital of iD2 Holding AB of Sweden. Sonera paid for the acquisition by issuing 4,802,431 new shares to the sellers. The share capital was increased by €2 million and €0.3 million was recorded in the share premium fund. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquired company at the time of acquisition. On December 31, 2000, the number of shares issued was 743,534,486 and share capital was €319,719,828.98.

The Extraordinary General Meeting on November 9, 2001 passed a resolution to arrange a Rights Offering. In the Offering, two existing shares entitled their holders to subscribe for one new share at a price of €2.70. In the Offering, 371,767,243 new shares were issued, yielding Sonera total proceeds before underwriting expenses of approximately €1,004 million (approximately €982 million after expenses of €31 million and the related tax benefit of €9 million). The share capital was increased by €160 million and €844 was recorded in the share premium fund. Underwriting expenses of €22 million (after tax effect) were recorded in the retained earnings.

On December 31, 2002, the number of shares issued was 1,115,301,729 and share capital was €479,579,743.47. Under the Company’s Articles of Association, the Company’s authorized share capital may not be less than €309.6 million or more than €1,238.4 million. The issued share capital may be increased or decreased within these limits

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

14. Shareholders’ equity (continued)

through a resolution by a general meeting of shareholders, without amendment to the Articles of Association. On December 31, 2002, the Company’s Board of Directors did not have an authorization to share issue.

Treasury shares

On April 3, 2002, the Annual General Meeting of Sonera Corporation authorized the Board of Directors to decide on the repurchase of the Company’s own shares. The authorization was valid for one year after the resolution of the Annual General Meeting, i.e. until April 2, 2003. The maximum total number of shares that can be repurchased by virtue of the authorization is 2,000,000.

The Annual General Meeting of Sonera held on April 3, 2002 also authorized the Board of Directors to sell 2,550,000 treasury shares. The authorization was valid until April 2, 2003.

The Company holds 550,000 Sonera shares that were repurchased in 2000 and have an accountable par of €236,500. The shares represent approximately 0.05 percent of the entire share capital. The shares were repurchased during May 2000 at an average share price of €51.36 per share and a total price of €28 million.

In connection with the Rights Offering in 2001, Sonera sold all its subscription rights related to its treasury shares. The sale took place in the first trading day of subscription rights on Helsinki Exchanges. The average selling price was €1.61 per subscription right, and total proceeds were approximately €1 million. The acquisition price of subscription rights of €6 million has been recorded to decrease the acquisition price of own shares, and the loss of €4 million from the sale (after tax effect) has been recorded in retained earnings.

Additional paid-in capital

Additional paid-in capital is classified as unrestricted shareholders’ equity and can be used for dividend distribution or for other purposes resolved by a general meeting.

Distributable funds

On a consolidated level, retained earnings include untaxed reserves which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders’ equity available for distribution on December 31 was as follows:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Retained earnings	2,337	2,653	157
Less untaxed reserves in retained earnings	(177)	(168)	(63)
Other undistributable retained earnings	—	—	—

Distributable retained earnings	2,160	2,485	94
Accumulated currency translation adjustment	85	101	—
Additional paid-in capital	505	505	504
Treasury shares	(28)	(22)	(22)

Total distributable funds	2,722	3,069	576

The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the Parent Company and distributable funds of the Consolidated Balance Sheet. The distributable funds of the Parent Company Sonera Corporation were €1,665 million, €2,587 million and €355 million on December 31, 2000, 2001 and 2002, respectively.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

14. Shareholders’ equity (continued)

Untaxed reserves in the consolidated retained earnings relate to accelerated tax depreciations in Sonera’s Finnish Group companies and consist of the following:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Accelerated tax depreciation
Intangible rights	8	6	5
Other long-term expenses	2	2	15
Buildings	15	14	6
Machinery and equipment	(2)	(8)	(18)
Telecommunications networks	209	192	(8)
Other tangible assets	17	30	89

Total accelerated tax depreciation	249	236	89
Deferred tax liability on untaxed reserves	(72)	(68)	(26)

Untaxed reserves included in retained earnings	177	168	63

15. Long-term and current debt

Long-term debt consists of the following on December 31:

	As of December 31,

	2000	2001	2002

	(€ in millions)
From financial institutions:
Due in 2003; €50 million term loan; variable interest rate based on Euribor (3.09 percent on December 31, 2002)	50	50	50
Due in 2003; a subsidiary’s €6.5 million bank loan; fixed interest rate of 4.43 percent	—	7	3
Due in semiannual installments in 2003-2004; €153 million syndicated revolving credit facility; variable interest rate based on LIBOR (3.67 percent on December 31, 2002)	—	153	92
Due in semiannual installments in 2003-2005; €511 million syndicated revolving credit facility; variable interest rate based on LIBOR (3.19 percent on December 31, 2002)	200	270	200
Due in 2008; €44 million term loan; variable interest rate based on LIBOR (3.29 percent on December 31, 2002)	44	44	44
Due in 2008; €42 million term loan; variable interest rate based on LIBOR (3.29 percent on December 31, 2002)	42	42	42
Due in 2002-2003; a subsidiary’s U.S.$5 million bank loan; variable interest rate based on LIBOR (2.35 percent on December 31, 2001)	5	4	1
Other long-term loans from financial institutions drawn down by subsidiaries	2	4	1
Repaid in 2002; €700 million syndicated term loan; variable interest rate based on Euribor (4.63 percent on December 31, 2001); originally the amount of loan was €1,330 million (a)	—	700	—
Repaid in 2001; €100 million syndicated term loan; variable interest rate based on LIBOR	100	—	—
Repaid in 2001; €200 million term loan; variable interest rate based on EIB reference rate	200	—	—
Repaid in 2001; subsidiary’s U.S.$3.2 million bank loan; variable interest rate based on LIBOR	3	—	—
Euro Medium Term Notes (€3.0 billion long-term loan program):
Due in 2003; €200 million Euro Medium Term Note; coupon interest 5.13 percent; issue price of the Note 100 percent	—	200	200

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

15. Long-term and current debt (continued)

	As of December 31,

	2000	2001	2002

	(€ in millions)
Due in 2004; €300 million Euro Medium Term Note, variable interest rate (3.84 percent on December 31, 2002) issue price of the Note 100%	—	—	300
Due in 2005; €1,000 million Euro Medium Term Note; coupon interest 5.625 percent; issue price of the Note 99.432 percent	1,000	1,000	1,000
Due in 2009; €300 million Euro Medium Term Note; coupon interest 4.625 percent; issue price of the Note 99.272 percent	300	300	300
Repaid in 2002; €150 million Euro Medium Term Note; coupon interest 5.50 percent; issue price of the Note 100 percent	—	150	—
Repaid in 2002; €500 million Euro Medium Term Note; variable interest based on Euribor (3.94 percent on December 31, 2001), issue price of the Note 99.984 percent	—	500	—
Employee bond loans with warrants:
Year 1999 employee bond loan with warrants; repaid in 2001; no interest	2	—	—
Year 2000 employee bond loan with warrants; repaid in 2002; no interest	1	1	—
Finance leasing contracts:
Due in 2003-2012: average interest rate 7.27 percent as of December 31, 2002	—	—	43

Total	1,949	3,425	2,276

(a)	In July 2001, Sonera drew down a €1,330 million floating rate three-year loan on which Sonera had agreed in June 2001 with an international banking syndicate. In December 2001, Sonera agreed with the banking syndicate on amending the terms and conditions of the loan to provide for repaying €630 million of the loan prematurely and moving up the due date for the remaining loan to December 2002. At the same time, the parties removed the covenant according to which the banking syndicate would have had the right to demand the repayment of the loan if Sonera’s credit rating were to fall below the “investment grade” level.

Interest rates presented in the above table do not include any effects from the hedging measures nor the commitment fees of 0.0625 percent of the undrawn amounts of €153 million and €511 million revolving credit facilities.

The maturities of long-term debt on December 31, 2002 are as follows:

		Euro
	Loans from	Medium		Other
	financial	Term	Finance	long-term
	institutions	Notes	leases	loans	Total

	(€ in millions)
Due in 2003	112	200	22	4	338
2004	128	300	15	1	444
2005	102	1,000	5	—	1,107
2006	—	—	—	—	—
2007	—	—	—	—	—
Due thereafter	86	300	1		387

Total	428	1,800	43	5	2,276

Long-term borrowing is primarily arranged by the parent company, and, with limited exceptions, individual subsidiaries may not enter into their own financing arrangements.

Current debt

On December 31, 2000, current debt of €3,848 million consisted of borrowings under a Term Loan Facility for €3,250 million, €340 million under the foreign commercial paper programs; and €258 million under a domestic

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

15. Long-term and current debt (continued)

commercial program. The average interest rate of current debt was 5.48 percent on December 31, 2000 (5.43 percent when the hedging effects are included).

On December 31, 2001, current debt of €55 million consisted of €4 million under the Euro Commercial Paper program and €51 million under the domestic commercial paper program. The average interest rate of current debt on December 31, 2001 was 4.14 percent (4.16 percent when the hedging effects are included).

On December 31, 2002, current debt of €24 million consisted of notes issued under the Euro Commercial Paper Program. The average interest rate of current debt on December 31, 2002 was 4,48 percent.

On December 31, 2002, Sonera had €311 million of undrawn revolving credit facilities.

16. Other long-term liabilities

Other long-term liabilities consist of the following:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Advances received	19	15	9
Other long-term liabilities	13	6	18

Total	32	21	27

Advances received primarily relate to a cross-border finance lease-leaseback agreement entered into in December 1998, and an advance paid by GTS Finance on behalf of its Russian subsidiary.

17. Supplemental cash flow information

Cash provided by operating activities under the direct method presentation is as follows:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Payments received from customers	2,011	2,232	2,255
Payments to suppliers	(1,104)	(1,369)	(1,238)
Payments to personnel	(373)	(397)	(311)

Total	534	466	706
Dividends received	41	47	44
Interest income received	13	21	23
Interest expenses paid	(53)	(299)	(110)
Income taxes paid	(313)	(41)	(10)
Other items	5	3	1

Cash provided by operating activities	227	197	654

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

17. Supplemental cash flow information (continued)

The following is a summary of acquisitions and disposals of subsidiaries:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Acquisitions of subsidiaries:
Non-cash assets acquired	33	1	543
Less liabilities assumed	(13)	—	(406)

Cash paid, net of cash acquired	20	1	137

Disposals of subsidiaries:
Non-cash assets disposed of	3	9	47
Liabilities disposed of	(5)	(7)	(45)

Net non-cash liabilities sold	(2)	2	2

Gain (loss) on sale	11	(2)	140

Cash received from sale, net of cash disposed	9	—	142

Sonera’s Consolidated Financial Statements include two non-cash acquisitions made during the year ended December 31, 2000. On April 18, 2002, Sonera acquired all shares in Across Holding AB of Sweden and paid for the acquisition by issuing 16,732,055 new shares to the sellers. On June 27, 2000, Sonera acquired all shares in iD2 Holding AB of Sweden and paid for the acquisition by issuing 4,802,431 new shares to the sellers. The fair value of purchase consideration was €897 million and €250 million for Across Holding and iD2 Holding, respectively. Sonera has recorded both transactions in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. That interpretation allows the acquirer to record the equity issue and the cost of acquired shares at an amount equal to the shareholders’ equity of the acquired company at the time of acquisition. Accordingly, as a result of the two transactions, Sonera’s share capital was increased by €10 million and €1 million was recorded in share premium fund.

On August 22, 2002, Sonera announced that Sonera and the two other shareholders of the Dutch holding company, Fintur Holdings B.V., the Cukurova Group and Turkcell, closed a share purchase agreement whereby Sonera and Turkcell purchased the entire holding of the Cukurova Group in Fintur. In addition, Fintur’s media and technology businesses were sold to the Cukurova Group. As a result of the transaction, Sonera’s holding in Fintur increased by 23.24 percent from 35.31 percent to 58.55 percent, and Turkcell’s holding in Fintur increased by 16.45 percent from 25 percent to 41.45 percent. Sonera paid a net compensation of $115 million in connection with the transaction. The international GSM business of Fintur consists of a 51.3 percent interest in Azercell Telecom B.M. of Azerbaijan, an 83.2 percent interest in Geocell LLC of Georgia, a 51 percent interest in GSM Kazakhstan LLP, and a 77 percent interest in Moldcell S.A. of Moldova. Sonera has consolidated Fintur Holdings B.V. as of September 2002.

18. Transactions with Telia, Sonera’s associated companies and other related parties

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

18. Transactions with Telia, Sonera’s associated companies and other related parties (continued)

Summarized information for the transactions between Sonera and its associated companies is as follows:

	As of or for the year ended December 31,

	2000	2001	2002

	(€ in millions)
Long-term loans receivable	7	2,749	26
Other long-term receivables	—	266	—
Current loans receivable	2,737	—	—
Trade accounts receivable	7	27	6
Prepaid expenses and accrued income	102	3	2
Trade accounts payable	6	9	16
Accrued expenses and prepaid income	1	—	3
Fees charged from associated companies	24	25	25
Payments made for the services provided by associated companies	41	41	30

Long-term loans receivable on December 31, 2001 included loans receivable of €2,719 million from Group 3G UMTS Holding GmbH (formerly Orla Siebzehnte Vermögensverwaltung GmbH). On December 31, 2000, the loan receivable was presented under current loans receivable.

Except for the equity transactions between Sonera and the Ministry of Transport and Communications as a shareholder, transactions with the Finnish State and other companies owned by the Finnish State only include services provided and purchased by Sonera in the ordinary course of its business. Management believes that these transactions are made on commercial terms similar to those of Sonera’s other customers or suppliers with the same size and location.

Sonera did not have any loans receivable from the management during the periods presented.

19. Commitments and contingent liabilities

Information regarding commitments and contingent liabilities is as follows:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Assets pledged
To secure own commitments	5	6	6
To secure borrowings of associated companies (a)	8	24	4
Letters of credit, subsidiaries
Azercell Telecom B.M.	—	—	5
Guarantees on behalf of associated companies for financing
Turkcell Iletisim Hizmetleri A.S.	40	17	7
OAO Megafon and its subsidiaries (b)	19	—	45
GSM Kazakhstan LLP	26	18	—
Guarantees on behalf of other companies
Xfera Móviles S.A. (c)	428	428	409
Ipse 2000 S.p.A. (d)	193	180	34
Sonera’s Pension Fund	—	6	6
Commitment to acquire shares
IFC (e)	—	25	—
Yahoo!, Inc. (f)	—	—	11
Repurchase commitments

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

19. Commitments and contingent liabilities (continued)

	As of December 31,

	2000	2001	2002

	(€ in millions)
Hewlett-Packard (g)	—	—	70
Others	3	—	—
Other commitments	3	—	3

(a)	Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totaled under one million euros, €23 million and €5 million as of December 31, 2000, 2001 and 2002, respectively. Sonera Holding B.V. has pledged to EBRD 8.13 percent of the shares it owns in Megafon to guarantee the loan of $20 million. The outstanding amount of the loan was $18.1 million as of December 31, 2002.

(b)	Sonera Holding B.V. owns 26.0 percent of the shares in Megafon. Sonic Duo is a 100 percent owned subsidiary of Megafon. Sonera has guaranteed jointly and severally $33 million and given a $14 million counter-guarantee for Megafon’s loan guarantee for Sonic Duo’s loans. The Russian shareholders of Megafon, OAO Telecominvest and IPOC International Growth Fund Limited have given 3 percent of the shares they own in Megafon as a pledge and OOO CT-Mobile has given approximately 2.3 percent of the shares it owns in Megafon as a pledge to Sonera Holding B.V. for the security of loan repayment of $14 million. OOO CT-Mobile has also pledged approximately 10 percent of the shares it owns in Megafon to be counter-pledge for the $33 million guarantee. Sonera has also committed itself to pledge 13 percent of the shares it owns in Megafon to OOO CT-Mobile, if Sonera’s credit rating were to decrease below BB-.

(c)	Counter-guarantees given for the bank guarantees on behalf of Xfera’s performance commitments under the UMTS licence in Spain. The government of Spain released part of the original €428 million performance guarantee in June and July 2002. The remaining amount of the performance guarantees was €383 million as of December 31, 2002.

(d)	Counter-guarantees given for the bank guarantees on behalf of Ipse’s commitment to pay the annual installments of the UMTS licence in Italy.

(e)	Sonera bought from IFC the remaining 10 percent interest in Tilts Communications A/S in January 2002.

(f)	In August 2002, Sonera sold to Yahoo! 15 percent of its previously wholly-owned subsidiary Sonera Zed Oy. The transaction is subject to a resale option to Sonera until December 2003.

(g)	Co-operation agreement with Hewlett-Packard has been made in August 2002 and it is valid until July 31, 2007. The agreement consists of co-operation in selling and product development and service production. Under the agreement on service production, Sonera outsources the services of four datacenters and the workstation management helpdesk from Hewlett-Packard. A new agreement will be negotiated after termination of the present contract. If no new contract will be made, Sonera has committed itself to re-employ the employees in field services of computer rooms and workstation management.

In connection with the purchase of additional shares of Fintur Holdings B.V. by Sonera and Turkcell in August 2002, Fintur Holdings B.V. issued a guarantee of $24.1 million on behalf of its former subsidiaries, which were sold to the Cukurova Group. Yapi Kredi Holding, a subsidiary of the Cukurova Group, has made a deposit in Fortis Bank in Holland as a counter-guarantee for the guarantee given by Fintur Holdings B.V.

Under the shareholders’ agreement between the shareholders of Xfera, Sonera has an existing capital commitment to Xfera of €226 million though 2004. Should Sonera breach its obligations under the shareholders’ agreement, the nonbreaching shareholders have the right to purchase all of Sonera’s shares at fair value. Management believes that Sonera’s investments pursuant to its contractual capital commitment of €226 million will enable Xfera to meet the performance requirements in relation to its UMTS licence, and therefore management does not expect that Sonera will have to make any additional significant payments with respect to its Xfera commitments.

In December 1998, Sonera entered into a cross-border finance lease-leaseback agreement under which Sonera leased some of its mobile telecommunications network equipment (“Head Lease”) to a group of U.S. equity trusts which simultaneously leased the equipment back to Sonera (“Back Lease”). The ownership of the equipment, total book value of which was €96 million, €64 million and €40 million as of December 31, 2000, 2001 and 2002, respectively, is retained with Sonera. Both the Head Lease receivables and the Back Lease obligations were settled at the inception of the lease agreements, and Sonera received a net cash consideration of $11 million (€9 million) which is presented in the balance sheet as an advance payment received and recognized in income as other financial income

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

19. Commitments and contingent liabilities (continued)

over the lease term. No other cash payments are currently expected to be made by Sonera under the lease agreements. The agreement is valid for 15 years, but Sonera has an option to terminate the agreement after 11 years after the inception of the agreement. There are no significant restrictions to the use of the equipment under the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was $224 million.

As of December 31, 2002, Sonera’s 47.1 percent associated company Turkcell Holding A.S. had pledged approximately 39 percent of its shares in Turkcell Iletisim Hizmetleri A.S. (equal to approximately one-fourth of Sonera’s total shareholding in Turkcell) to secure Turkcell’s loan financing. Turkcell Holding owns 51 percent of Turkcell, and Sonera’s indirect ownership in Turkcell through Turkcell Holding is 24.0 percent. Additionally, Sonera has a direct ownership of 13.1 percent in Turkcell shares which are not pledged.

Sonera owns certain real estate, on the construction or renovation of which Sonera has deducted the value added tax. If the real estate were to be sold or taken into other use than required by the value added tax allowance, the deductions made must be reversed according to Finnish value added tax laws. The obligation to reverse the value added tax does not affect real estate which is sold or whose purpose of use if changed after five years from the year of completion of the real estate. As of December 31, 2002, Sonera had made deductions on such value added taxes during the last five years amounting to approximately €63 million.

Sonera leases office and certain other space, land and equipment under various noncancelable operating leases. Certain contracts include renewal options for various periods of time. Sonera has also sub-leased certain office premises under various noncancelable operating leases. Minimum annual rental payments for operating leases in effect on December 31, 2002 are as follows:

	As of December 31, 2002

	Minimum	Minimum	Minimum
	annual rental	annual rental	annual
	payments	income	payments, net

	(€ in millions)
Due in 2003	50	(2)	48
2004	31	—	31
2005	28	—	28
2006	24	—	24
2007	23	(1)	22
Thereafter	112	(1)	111

Total	268	(4)	264

20. Legal and regulatory proceedings

Sonera is involved in a number of legal and regulatory proceedings mainly relating to the interpretation of the Communications Market Act, competition law and consumer protection. The pending legal, arbitration or regulatory proceedings that have the most relevance to Sonera are described briefly in the following.

National roaming

In September 1998, Telia Finland Oy filed a complaint with the Finnish Competition Authority (“FCA”), requesting the FCA to investigate whether Sonera and Radiolinja — by pricing national roaming in a manner that (according to Telia Finland) was unreasonable and discriminative — were engaged in an effort to restrict competition in the GSM mobile network market. In January 2000, the FCA issued a decision maintaining that the pricing of national roaming applied by Sonera does not require any measures by the FCA. On December 13, 2001, the Competition Council issued a decision in the matter, maintaining that Sonera — either alone or together with any other mobile

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

20. Legal and regulatory proceedings (continued)

network operator — does not have a dominant market position in the access market of national mobile networks. The Competition Council returned the examination of whether Sonera’s pricing of national roaming is in compliance with the Act on Unfair Business Practices to the FCA. Telia Finland filed an appeal against the decision of the Competition Council with the Supreme Administrative Court. Sonera filed its reply with the Supreme Administrative Court in March 2002. Telia Finland submitted a further statement to the Supreme Administrative Court in April 2002, and Sonera filed a reply in June 2002. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be. See also Note 24 to the Consolidated Financial Statements for subsequent events.

Telia Finland/Swisscom AG service provider agreement

In April 1999, Telia Finland filed a complaint with the European Commission (DG IV, competition) claiming that Sonera and Radiolinja had abused their dominant position in the mobile market in Finland by interfering with Telia Finland’s service provider agreement with Swisscom AG. In November 2000, Sonera received Telia Finland’s supplementary submission to the complaint with the European Commission, to which Sonera submitted its observations in December 2000. Telia Finland’s complaint with the European Commission is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Termination charges

In November 1998, Telia Finland filed a complaint with the Finnish Communications Regulatory Authority (“FICORA”; former Telecommunications Administration Center) relating to termination charges applied in Sonera’s mobile networks. Telia Finland claimed that the termination fees charged by Sonera are not reasonable related to actual costs and the fees are thus contrary to the interconnection decision issued by the Ministry of Transport and Communications. In April 2001, the FICORA issued a decision in which it stated that the interconnection fees applied by Sonera’s domestic mobile communications were not reasonable in relation to the actual costs. The FICORA was thus of the opinion that Sonera had priced its interconnection fees contrary to the Communications Market Act and it obliged Sonera to revise its fees. Sonera filed an appeal with the Administrative Court of Helsinki in May 2001 against the decision issued by the FICORA. The Administrative Court of Helsinki issued a decision on September 27, 2002. According to the decision, the FICORA’s way of determining the amount of capital tied to mobile communications networks cannot be regarded as incorrect. Sonera filed an appeal with the Supreme Administrative Court against the decision of the Administrative Court of Helsinki on October 28, 2002. In the summer of 2001, Sonera concluded interconnection agreements with other mobile operators on a commercial basis. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

In February 2001, Sonera received a request from the FICORA for information concerning interconnection fees and Sonera’s compliance with the Communications Market Act with respect to its fixed network activities. Sonera submitted its response in April 2001. On May 20, 2002, Sonera also received a request for information about Sonera’s mobile termination fees and their pricing principles from the FCA. Sonera responded to the request in June 2002. In addition, Sonera responded to the FCA’s supplementary requests for information on November 18, 2002.

Pricing of leased lines

In January 2000, Telepohja Oy filed a complaint with the FCA, requesting that the FCA should investigate whether Sonera is abusing its alleged dominant position in the local telecommunications market of Sonera’s traditional local network areas. The case is still pending.

SMS services

In October 1999, MTV3-Tele Oy filed a complaint with the FCA, claiming that the fees charged by Sonera for commercial SMS services are excessive. Sonera’s response to the complaint stated that the SMS services it offers are reasonably priced and explained the division of fees and costs between the service provider and the content provider. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

20. Legal and regulatory proceedings (continued)

In May 2000, Televerkko Oy filed a complaint with the FCA against Sonera, claiming that Sonera is abusing its dominant market position in the market for mobile services, especially in connection with the pricing of its SMS services to content providers. The FCA is investigating the pricing of Sonera’s SMS services, as well as the actual costs Sonera incurs as it provides SMS services to content providers. The case is still pending, and management is currently not in a position to assess when the proceedings will be brought to a conclusion or what the final outcome of the proceedings will be.

Subscriber data

In January 2000, Visual Data Oy filed a complaint with the FCA about the pricing and availability of so-called directory services subscriber data to various directories, and in March 2000, Satakunnan Markkinapörssi Oy filed a complaint with the FCA on the same issue. In June 2000, Visual Data also filed a complaint with the FICORA on the same issue. The cases are still pending. See also Note 24 to the Consolidated Financial Statements for subsequent events.

Lattelekom SIA’s exclusive rights

In August 2000, Tilts Communications A/S, a wholly-owned Danish subsidiary, started arbitration proceedings against the State of Latvia under the rules of the International Chamber of Commerce (ICC) in Stockholm. The reason for initiating arbitration relates to the agreement signed in 1993 between the Republic of Latvia and Tilts. According to this agreement, the Latvian fixed line operator, Lattelekom SIA, of which Tilts owns 49 percent and the State of Latvia 51 percent, has exclusive rights to provide basic fixed network services in Latvia until December 31, 2013. However, contrary to the agreement, the Republic of Latvia has made a commitment to the World Trade Organization (WTO) that Lattelekom’s exclusive rights would be revoked by January 1, 2003. The State of Latvia has asserted nine counterclaims against Tilts Communications alleging, among other things, that Tilts has breached its contractual obligations by failing to (1) digitalize and otherwise improve Lattelekom’s network in accordance with its commitments, (2) meet certain quality of service and network performance commitments, and (3) sell its shares in Latvijas Mobilais Telefons SIA to Lattelekom. In September 2001, Sonera was joined by the arbitration tribunal in the proceeding, together with Lattelekom and Cable & Wireless plc. Sonera and Cable & Wireless have guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the State of Latvia. A decision in the arbitration is expected by the end of 2003. In addition, the State of Latvia has indicated that it may make direct claims against Sonera alleging breaches of the competition law.

Patents

On July 20, 1998, Swisscom AG filed an opposition with the European Patent Office (EPO) to a patent related to technology used by Sonera SmartTrust. In its filing, Swisscom AG requested that the opposed patent be revoked in its entirety. The EPO’s Opposition Division has revoked the current scope of the patent and has summoned both Swisscom and Sonera to attend hearings on the matter. Sonera believes that, through the EPO appeals process, it will be successful in getting the patent restated, even if the scope of the patent’s claims is narrower than in the patent as initially granted. Sonera also believes that at the end of the EPO appeals process the scope of claims of the patent will provide Sonera SmartTrust with adequate patent protection regarding its current products and services.

Swanson

In April 2001, Murray L. Swanson, the former Managing Director and Chief Executive Officer of Sonera Corporation U.S., Sonera’s wholly-owned subsidiary, brought a complaint in the Circuit Court of Cook County, Illinois County Department, Law Division, against Sonera Corporation and Sonera Corporation U.S. alleging breach of contract and fraudulent inducement in relation to the employment agreement entered into between Sonera Corporation U.S. and Swanson on October 7, 1998. In the complaint, Swanson claims that Sonera Corporation and Sonera Corporation U.S. have failed to fulfill their obligations under the terms of the employment agreement with respect to the allegedly agreed upon executive compensation and that Sonera Corporation and Sonera Corporation U.S. had made false representations in relation thereto. Swanson seeks, among other things, recovery of his alleged damages, which he states are in excess of $75 million, and punitive damages in an unspecified amount. Sonera has denied any basis for liability on its part and intends to defend vigorously against this complaint. The matter is currently pending, and management is not in a position to assess what the final outcome of the proceedings will be.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

20. Legal and regulatory proceedings (continued)

Mobile end user pricing cases

On May 13, 2002, Sonera received a request for information from the FCA regarding Sonera ´s offers to new mobile customers and whether these offers are in accordance with the legislation on Restriction of Competition. The FCA indicated that it was examining whether these offers were in accordance with the principles of non-discrimination, transparency and cost based pricing.

The FCA asked Sonera to clarify for how long and when exactly Sonera has launched its campaign offers to new customers. The FCA also inquires how this campaign affects the maintenance of current customer relationships and the number of new customers gained in respect of the campaign offers. Sonera responded to the FCA on June 10, 2002. See also Note 24 to the Consolidated Financial Statements for subsequent events.

Broadband services pricing

On October 30, 2002, FCA issued a request for information concerning Sonera ´s broadband pricing. According to the request for information, Elisa Communications Corporation has on October 23, 2002 requested the FCA to investigate whether Sonera Carrier Networks Ltd has violated Finnish competition law in respect of its wholesale broadband services and their pricing. The FCA is investigating whether Sonera has abused its dominant market position in the ADSL wholesale market or otherwise infringed Finnish competition law by using price squeeze when providing its wholesale ADSL services to other operators. Sonera has responded to the request for information on November 29, 2002.

Summary of the use of identification data and investigations

Sonera received the allegations of misuse of identification data from the newspaper Helsingin Sanomat by e-mail in May 2002. The alleged misuse of identification data would have taken place almost two years ago. Due to the seriousness of the matter, Sonera requested an external expert to conduct an investigation into the use of identification data. In this investigation, no support was found for the allegations made.

When Helsingin Sanomat published the allegations according to which Sonera’s Corporate Security Unit had violated the Act on Data Security in Telecommunications by misusing telecommunications identification data, Sonera requested on October 11, 2002 the National Bureau of Investigation to investigate the matter. Sonera provided the police with the material of its internal investigation. The investigation is still ongoing.

The FICORA made its own investigation of the matter, and on November 13, 2002 issued its decision. The FICORA was of the opinion that, at a general level, Sonera had attended to the data security of telecommunications according to law. The FICORA also found that there was reason to suspect that telecommunications identification data have been processed at Sonera in 2000 and 2001 contrary to the Act on Data Security in Telecommunications.

Xfera Shareholders’ Agreement

Sonera is a party in an arbitration where Vodafone claims that Sonera along with ACS and Vivendi (shareholders of Xfera) have an obligation to buy the Xfera shares of Mannesmann under the call option of the shareholders agreement. The matter is currently pending, and management is not in a position to assess what the final outcome of the proceedings will be.

Broadband Mobile

Broadband Mobile ASA’s trustee has filed a claim against TeliaSonera for €45 million. The basis for this is Sonera’s alleged non-fulfillment of the financial commitments undertaken by the shareholders when they applied for a UMTS license. The matter is currently pending, and management is not in a position to assess what the final outcome of the proceedings will be.

ARC

ARC Associates has filed a claim of approximately €3.5 million for a transaction fee for the TeliaSonera merger. The basis for this is the engagement agreements between Sonera and ARC. The matter is pending before

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

20. Legal and regulatory proceedings (continued)

the High Court of Justice, Queen’s Bench in London, U.K., and management is not in a position to assess the final outcome of the case.

Tax issues

A tax audit has been conducted during the year 2002 in Sonera Corporation and its largest Finnish subsidiaries for Finnish income taxes, value-added taxes and payroll taxes for the years 1996-2001. According to preliminary tax audit reports, no significant tax impact is to be expected for the companies.

21. Financial instruments and financial risk management

The following table presents the carrying values and fair values for financial instruments, using share prices and interest and exchange rates current at the balance sheet date. While the contract amounts presented for derivative instruments illustrate the scope of Sonera’s hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of Sonera’s risk exposure. See Note 1 to the Consolidated Financial Statements for the accounting policies for derivative financial instruments.

	As of December 31, 2000				As of December 31, 2001				As of December 31, 2002

	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average	Contract	Carrying	Fair	Average
	amount	value	value	maturity	amount	value	value	maturity	amount	value	value	maturity

	(€ in millions)			(months)	(€ in millions)			(months)	(€ in millions)			(months)
Non-derivative financial instruments:
Shares and holdings
Turkcell Iletisim Hizmetleri A.S.		568	2,695			590	1,726			503	1,097
AB Lietuvos Telekomas		211	138			212	86			196	64
AS Eesti Telekom		55	186			53	152			56	196
724 Solutions Inc.		21	115			18	18			2	2
Conduit Plc		20	28			5	5			—	—
Metro One Telecommunications Inc.		—	—			77	206			40	37
Vitaminic S.p.A.		—	—			6	6			1	1
Cisco Systems Inc.		9	6			3	3			—	—
VoiceStream Wireless Corporation		1,646	2,052			—	—			—	—
TietoEnator Corporation		139	473			—	—			—	—
Aerial Communications, Inc.		—	—			—	—			—	—
Powertel, Inc.		119	308			—	—
Other shares and holdings		1,949	1,950			2,029	2,029			608	607

Total shares and holdings		4,737	7,951			2,993	4,231			1,406	2,004
Loans receivable		2,859	2,865			3,120	3,120			36	36
Cash and short-term investments
Deutsche Telekom shares		—	—			504	504			—	—
Other short-term investments		68	68			116	116			115	115
Cash and cash equivalents		88	88			96	96			84	84

Total cash and short-term
investments		156	156			716	716			199	199
Debt
Long-term debt		1,842	1,848			2,007	2,036			1,938	2,043
Current portion of long-term debt		107	107			1,418	1,418			338	339
Current debt		3,848	3,848			55	55			24	24

Total debt		5,797	5,803			3,480	3,509			2,300	2,406
Derivative financial instruments:
Interest rate swaps
Euribor (a)	2,103	36	36	48	2,207	38	41	35	1,424	22	46	19
Purchased interest rate options
Cap options, Euribor (b)	200	1	1	24	270	1	—	14	170	—	—	10
Forward selling of foreign exchange
	$50	3	4	3	60	—	—	1	222	4	4	1
SEK	48	1	1	3	9	—	—	11	2	—	—	5
GBP	17	—	—	5	—	—	—	—	—	—	—	—
NOK	16	—	—	1	—	—	—	—	—	—	—	—
DKK	—	—	—	—	1	—	—	1	1	—	—	1
Other currencies	9	—	—	6	1	—	—	5	—	—	—	—
Forward buying of foreign exchange
	$125	(12)	(14)	3	—	—	—	—	—	—	—	—
JPY	—	—	—	—	4	(1)	(1)	—	—	—	—	—
SEK	3	—	—	1	3	—	—	1	7	—	—	1
GBP	—	—	—	—	3	—	—	1	2	—	—	1

(a)	Fair value of interest rate swap agreements include the accrued interest.

(b)	Fair value of interest rate options (cap) include the accrued interest of the prevailing interest period.

Fair values of the publicly quoted shares are based on December 31 closing prices. For other equity investments, fair value approximates the carrying value.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

21. Financial instruments and financial risk management (continued)

The fair values of loans receivable, debt and derivative instruments are estimated using the expected future cash payments, discounted at market interest rates current on the balance sheet date. The carrying value of cash and short-term investments approximates fair value.

For the carrying values and fair values of derivative instruments, a positive value represents asset and a negative value represents liability.

Derivative financial instruments

Interest rate swaps and options (cap) relate to the hedging of interest rate risk in respect of Sonera’s long-term borrowings.

Interest rate swaps as of December 31, 2000 consisted of 23 contracts with an average maturity of 48 months (ranging from seven to 98 months). Swaps hedging the long-term loan portfolio totaled €803 million, where Sonera pays fixed interest rate 4.69 percent and receives variable interest rate based on Euribor (on average 4.98 percent on December 31, 2000). Additionally, Sonera has swapped its €300 million and €1,000 million fixed rate Notes (coupon interest 4.625 and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives fixed interest rate of 5.39 percent on average and pays variable interest rate based on Euribor (5.35 percent on December 31, 2000). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

Interest rate swaps as of December 31, 2001 consisted of 21 contracts with an average maturity of 35 months (ranging from two to 88 months). Swaps hedging the long-term loan portfolio totaled €907 million, where Sonera pays a fixed interest rate of 4.75 percent on average and receives a variable interest rate based on Euribor (on average 3.77 percent on December 31, 2001). Additionally, Sonera has swapped its €300 million and €1,000 million fixed rate Notes (coupon interest 4.625 and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives a fixed interest rate of 5.39 percent on average and pays a variable interest rate based on Euribor (4.21 percent on December 31, 2001). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

Interest rate swaps as of December 31, 2002 consisted of 16 contracts with an average maturity of 19 months (ranging from 1 to 77 months). Swaps hedging the long-term loan portfolio totaled €624 million, where Sonera pays a fixed interest rate of 4.73 percent on average and receives a variable interest rate based on Euribor (on average 3.35 percent on December 31, 2002). Additionally, Sonera has swapped its €300 million and €500 million fixed rate Notes (coupon interest 4.625 and 5.625 percent, respectively) into variable interest with contracts under which Sonera receives a fixed interest rate of 5.25 percent on average and pays a variable interest rate based on Euribor (3.54 percent on December 31, 2002). At the time that the swap contracts were entered into there were no cash requirements. The difference between the interest rate to be received and paid is settled in cash on a semiannual basis.

Interest rate options totaling €200 million as of December 31, 2000 consisted of seven contracts with an average maturity of 24 months. The average cap of the options was 4.98 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

Interest rate options totaling €270 million as of December 31, 2001 consisted of seven contracts with an average maturity of 14 months. The average cap of the options was 5.11 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

Interest rate options totaling €170 million as of December 31, 2002 consisted of 4 contracts with an average maturity of 10 months. The average cap of the options was 5.09 percent and their reference rates were based on the three or six month Euribor rate. The cash flows incurred at inception are amortized over the term of each option.

Forward selling of foreign exchange relates to the hedging of Sonera’s trade accounts receivable and loans receivable in foreign currencies, and the maturities of these derivative financial instruments ranged from zero to 33 months as of December 31, 2000, from one to 20 months as of December 31, 2001 and were one month as of

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

21. Financial instruments and financial risk management (continued)

December 31, 2002. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

Forward buying of foreign exchange primarily relates to the hedging of Sonera’s foreign currency loans, and, to a lesser extent, to the hedging of accounts payable in foreign currencies. The maturities of these derivative instruments ranged from zero to ten months as of December 31, 2000, ranged from zero to one month as of December 31, 2001 and ranged from one to eight months as of December 31, 2002. At the time that the forward contracts were entered into there were no cash requirements. Cash settlements of the forward contracts will occur at maturity.

Sonera does not hold positions in derivative financial instruments for speculative purposes.

Principles of financing and financial risk management

Sonera’s financing and financial risks are managed under the control and supervision of Sonera’s Boards of Directors and President and CEO. Financial management is centralized within the Corporate Finance and Treasury units of Sonera Corporation. Treasury functions as Sonera’s internal bank and is responsible for the management of financing and financial risks.

The financial management policy approved by the Board of Directors defines the operational principles of financial management and the maximum permissible limits for financial risks. Sonera’s financial position and financial risks are reported to management and the maximum permissible and financial risk management is to develop and maintain financing flexibility and to identify Sonera’s financial risks (liquidity, interest rate, foreign exchange and credit risks) as well as to protect the Group against these risks by creating a financially stable framework for developing the Group’s business operations. Derivative financial instruments are used in hedging of interest rate and foreign exchange risks. Sonera does not use such instruments for speculative purposes. Sonera evaluates continuously the market risks of receivables, liabilities and derivative contracts as well as the potential impact of these risks on Sonera’s earnings by comparing the components of Sonera’s financial instruments against market values and by estimating the sensitivity of changes in value in relation to market factors.

Management of interest rate risk

Interest rate risks include the cash flow risk (the effect of changes in the interest rate on interest income and expenses) as well as price risk (changes in the value of financial instruments when interest rates change). Sonera manages its interest rate risks by diversifying its portfolio of investments and loans in fixed and variable rate instruments, and by using interest rate swaps, interest rate options and forward rate agreements.

The calculation of interest rate exposure is based in the interest rate maturities of the loans and other financial instruments used. The objective is to hedge against changes caused by a rise in the level of interest rates, taking into account factors such as the prevailing interest rate levels, yield curves and volatilities. In accordance with Sonera’s financial management policy, approximately 70 percent, 61 percent and 65 percent of Sonera’s net interest-bearing debt as of December 31, 2000, 2001 and 2002, respectively, consisted of floating rate instruments, i.e. with interest rate maturities less than 12 months. Approximately 30 percent, 39 percent and 35 percent were fixed rate instruments as of December 31, 2000, 2001 and 2002, respectively, with interest rate maturities ranging from 12 months to five years.

The average interest rate on Sonera’s drawn loans (including the effect of hedging measures) as of December 31, 2002 was 4.50 percent. A parallel change of one percentage point in the level of interest rates would have an impact of approximately €6 million on annual net interest expenses provided that Sonera’s interest-bearing net debt remains at the level prevailing at the end of 2002 and that new hedging measures are not taken. Interest-bearing net debt excludes loans receivable.

Management of foreign exchange risk

Sonera seeks to minimize the effects of changes in foreign exchange rates on its earnings and financial position. Sonera conducts its business operations mainly in euros. Changes in exchange rates between the euro and other currencies in which Sonera has receivables, payables or other contractual items generate exchange gains and losses

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

21. Financial instruments and financial risk management (continued)

to the Group’s result (transaction risk). According to its financial management policy, Sonera hedges all significant transaction risks by employing forward foreign exchange contracts, currency swaps and currency options. As of December 31, 2000, 2001, and 2002, the post-hedging open transaction risk of the Group companies in Finland was approximately €1 million, €2 million and zero, respectively. A ten percent change in the exchange rate of the euro against all other currencies would affect Sonera’s net profit directly, causing a change of zero million assuming that the open transaction risk is at the same level as on December 31, 2002, and that new hedging measures are not taken.

Changes in exchange rates between the euro and foreign currencies in which Sonera’s non-euro subsidiaries and associated companies report their results of operations and shareholders’ equity for inclusion in the Consolidated Financial Statements lead to translation differences in the consolidated shareholders’ equity (translation risk). Sonera’s proportion of the shareholders’ equity in its non-euro subsidiaries and associated companies as of December 31, 2000, 2001 and 2002 was €1,093 million, €1,255 million and €1,187 million, respectively. During the years ended December 2000, 2001 and 2002 Sonera did not hedge translation risks. In undertaking hedging measures, account is taken of such factors as the effect of the hedging on Sonera’s earnings and cash flow as well as the local foreign currency and capital market conditions, such as the level of interest rates and the liquidity of the market. A ten percent change in the exchange rate of euro against all other currencies would affect Sonera’s shareholders’ equity directly, causing a change of €119 million, assuming that Sonera’s proportion of the shareholders’ equity in its non-euro subsidiaries and associated companies is at the same level as it was on December 31, 2002, and that new hedging measures are not taken.

Turkcell and certain other subsidiaries and associated companies in highly inflationary countries report their financial statements either in the inflation-corrected local currency or in United States dollars instead of the local currency.

Management of credit risk

Financial instruments involve a risk that the counterparties may be unable to meet their contractual commitments. The investments in financial instruments, including short-term investments of excess cash, long-term investments in debt securities and loans receivable, as well as the use of derivative instruments, are centrally managed in Sonera’s Treasury function, and are limited to such counterparties and amounts as are approved by the Board of Directors. In the opinion of management, the counterparties of the Company’s financial instruments are credit worthy and no significant losses are expected from existing contracts. In the normal course of business, no collateral is required by the Company.

The credit risk with respect to Sonera’s trade receivables is diversified both across a broad clientele of private individuals and among a large number of companies operating in various fields. Exposure to credit loss and subscriber fraud is monitored actively on a daily basis, including the processing of current credit information on subscribers from third-party sources. Bad debt expense in relation to consolidated revenues was 0.3 percent during each of the years ended December 31, 2000, 2001 and 2002, respectively.

22. Segmented information

Starting from the beginning of 2001, Sonera has reported the following five business segments: (1) Mobile Communications Finland, (2) International Mobile Communications, (3) Service Businesses, (4) Sonera Telecom, and (5) Other Operations.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

22. Segmented information (continued)

Mobile Communications Finland consists primarily of digital GSM and analog NMT services in Finland. International Mobile Communications includes significant minority shareholdings in providers of mobile telecommunications services in Turkey, Germany, Italy, Spain, the Baltic States and Russia and the GSM operations of Fintur companies in Azerbaijan, Georgia, Kazakhstan and Moldova. Service Businesses include Internet, directory services and other media businesses, and new services based on mobile communications. Sonera Telecom includes fixed-network domestic and international voice services, data services and leased lines, equipment sales, construction and maintenance and certain other operations, as well as significant minority shareholdings in providers of fixed-network telecommunications services in the Baltic States. Other operations consist primarily of the Group’s centralized services, corporate administration, and certain minor business operations.

The presentation of Sonera’s business segments is based on management accounts. Management accounts are monthly internal reports used by the chief operating decision-maker to evaluate segment performance and to make decisions how to allocate resources to segments. In this process, various adjustments are made in order to properly allocate the cost of internal services and certain other administrative overhead expenses. Where a reliable measure exists, the allocation is based on actual usage of capacity or services. For services that depend on the number of employees, the allocation basis is the number of personnel. For other internal services and administrative expenses, rational and consistent allocation methods are used that are deemed to represent a fair approximation of the actual use of services. Due to significant interdependencies and overlaps among the operating units, the profitability information shown for each operation may not be indicative of the amounts which would have been reported if the operating units were operationally or legally independent of one another.

Intercompany sales consist of (i) services or goods sold to other business segments for their use; and (ii) sales of services or goods for resale by another business segment to external customers in cases where that other business segment has the customer responsibility, and bears sales risks and rewards.

The accounting policies underlying the reported segment data are the same as those described in Note 1 to the Consolidated Financial Statements.

Financial information followed by Sonera’s management is presented separately for Sonera’s business segments as of and for the years ended December 31, 2000, 2001 and 2002 as follows:

	As of or for the year ended December 31, 2000

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other	Elimi-	Consoli-
	Finland	cations	Businesses	Telecom	Operations	nations	dated

	(€ in millions)
Sales to external customers	1,103	5	207	742	—	—	2,057
Intercompany sales	31	—	47	278	85	(441)	—

Total revenues	1,134	5	254	1,020	85	(441)	2,057

Underlying EBITDA (1)	532	(13)	(290)	265	7	—	501
Non-recurring income and expenses	11	1,515	(13)	35	(2)	—	1,546
Depreciation and amortization	(129)	—	(32)	(138)	—	—	(299)

Operating profit (loss)	414	1,502	(335)	(162)	5	—	1,748

Equity income (loss) in associated companies	—	120	(3)	3	1	—	121
Unallocated amounts:
Financial income and expenses, net							(9)
Consolidated profit before income taxes, minority interest and extraordinary items							1,860
Segment assets	488	3,879	189	1,315	247	—	6,118
Capital expenditure	124	—	104	202	—	—	430
Investments in shares	—	1,975	40	—	102	—	2,117

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

22. Segmented information (continued)

	As of or for the year ended December 31, 2001

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other	Elimi-	Consoli-
	Finland	cations	Businesses	Telecom	Operations	nations	dated

	(€ in millions)
Sales to external customers	1,197	4	241	738	7	—	2,187
Intercompany sales	16	—	80	286	106	(488)	—

Total revenues	1,213	4	3,21	1,024	113	(488)	2,187

Underlying EBITDA (1)	604	(14)	(244)	230	(14)	—	562
Non-recurring income and expenses	—	583	(93)	1	230	—	721
Depreciation and amortization	(127)	—	(47)	(123)	(35)	—	(332)

Operating profit (loss)	477	569	(384)	108	181	—	951

Equity income (loss) in associated companies	—	(201)	—	(1)	—	—	(202)
Unallocated amounts:
Sales and write-downs of short-term investments							(272)
Financial income and expenses, net							(32)

Consolidated profit before income taxes, minority interest and extraordinary items							445

Segment assets	464	2,126	265	1,188	317	—	4,360
Capital expenditure	102	—	53	186	18	—	359
Investments in shares	—	428	75	1	22	—	526

	As of or for the year ended December 31, 2002

	Mobile	International
	Communi-	Mobile
	cations	Communi-	Services	Sonera	Other	Elimi-	Consoli-
	Finland	cations	Businesses	Telecom	Operations	nations	dated

	(€ in millions)
Sales to external customers	1,223	94	201	722	1		2,241
Intercompany sales	14	—	83	269	79	(445)	—

Total revenues	1,237	94	284	991	80	(445)	2,241

Underlying EBITDA (1)	618	43	(41)	176	3	—	799
Non-recurring income and expenses	(1)	(294)	69	31	(31)	—	(226)
Depreciation and amortization	(124)	(17)	(40)	(117)	(41)	—	(339)

Operating profit (loss)	493	(268)	(12)	90	(69)	—	234

Equity loss in associated companies	1	(3,933)	(32)	(13)	—	—	(3,977)
Unallocated amounts:
Sales and write-downs of short-term investments							(43)
Financial income and expenses, net							(42)

Consolidated loss before income taxes, minority interest and extraordinary items							(3,828)

Segment assets	445	1,006	105	1,120	402	—	3,078
Capital expenditure	98	26	18	110	23	—	275
Investments in shares	—	129	—	38	3	—	170

(1)	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring expenses. Management believes that, except for depreciation and amortization, these items excluded from the definition of underlying EBITDA

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

22. Segmented information (continued)

do not reflect the underlying fundamentals of Sonera’s business. Management also believes that underlying EBITDA is a standard measure commonly reported and widely used by analysts, investors and others in the telecommunications industry. Accordingly, this information has been disclosed to permit a more complete comparative analysis of Sonera’s operating performance relative to other companies in the industry. Underlying EBITDA, however, should not be considered as an alternative to operating profit as an indicator of Sonera’s operating performance. Sonera’s definition of underlying EBITDA does not show significant trends related to the following items: depreciation, amortization and write-downs; restructuring expenses; gains and losses from sale of shares and fixed assets; equity income (loss) in associated companies; financial income and expense; and income taxes. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under Finnish GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

The following table presents a reconciliation of the business segment assets to Sonera’s consolidated total assets:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Total assets for reportable segments	6,118	4,360	3,077
Long-term receivables and deferred tax assets	42	3,075	1,335
Inventories	40	33	12
Receivables	3,418	610	556
Cash and short-term investments	156	716	199

Consolidated total assets	9,774	8,794	5,179

The majority of Sonera’s revenues are generated in Finland. The components of revenues by geographic area are as follows:

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Sales to customers in Finland	1,906	1,972	1,911
Sales to customers outside Finland	151	215	330

Total	2,057	2,187	2,241

Information about Sonera’s long-lived assets (property, plant and equipment) by geographic area is as follows:

	As of December 31,

	2000	2001	2002

	(€ in millions)
Finland	1,224	1,181	1,098
Outside Finland	41	38	275

Total	1,265	1,219	1,373

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

23. Subsidiaries, associated companies and other shareholdings

Group companies on December 31, 2002 were as follows:

				Number of
				personnel
				as of
		Sonera's	Revenues	December 31,
	Domicile	shareholding	for 2002	2002

		(%)	(€ in millions)
Parent Company:
Sonera Corporation	Helsinki, Finland		1,258.9	4,951
Subsidiaries:
Advanced Communication Research ACR Oy	Helsinki, Finland	100.0	—	—
Azertel Telekomünikasyon A.S. (a)	Istanbul, Turkey	46.7	—	—
Azercell Telekom BM (a)	Baku, Azerbaijan	30.0	36.8	318
Azeronline BM (a)	Baku, Azerbaijan	15.3	—	—
Bfree Oy	Helsinki, Finland	100.0	—	—
Comro Oy	Helsinki, Finland	100.0	—	—
Consaura Oy	Helsinki, Finland	100.0	1.4	5
Data-Info Oy (g)	Helsinki, Finland	100.0	1.5	6
Esdata A/S (g)	Tallinn, Estonia	70.0	0.6	9
	Capelle a/d IJssel,
Fintur International B.V. (a)	Netherlands	58.6	—	—
	Capelle a/d IJssel,
Fintur Holdings B.V. (b)	Netherlands	58.6	—	1
Fleetadviser Oy	Helsinki, Finland	100.0	—	—
Gesam Oy	Helsinki, Finland	100.0	—	—
Geocell Ltd (a)	Tbilisi, Georgia	48.7	8.3	153
Global LLC (a)	Tbilisi, Georgia	58.6	—	—
GSM Kazakhstan (a)	Almaty, Kazakhstan	29.9	43.9	265
Gürtel Telekomünikasyon Yatirim Ve Dis Ticaret A.S. (a)	Istanbul, Turkey	58.6	—	7
Helsingin Teollisuuskatu 13 Oy	Helsinki, Finland	100.0	3.3	—
Oy Infonet Finland Ltd (g)	Helsinki, Finland	90.0	19.2	25
Intellitel Communications Oy (c)	Helsinki, Finland	100.0	2.1	52
International Business Venturing IBV Oy	Helsinki, Finland	100.0	—	—
Ixone Oy	Helsinki, Finland	100.0	—	—
Konsona Oy (d)	Helsinki, Finland	100.0	—	—
Lippupalvelu Oy (g)	Helsinki, Finland	55.6	2.4	33
Moldcell I.M. (a)	Chisinau, Moldova	48.7	3.4	137
Molfintur SRL	Chisinau, Moldova	58.6	—	—
Mspace Oy	Helsinki, Finland	100.0	—	—
NovaCell CSJC (a)	Kiev, Ukraine	43.9	—	—
Payway Oy	Helsinki, Finland	100.0	0.3	—
Kiinteistö Oy Pietarsaaren Isokatu 8	Pietarsaari, Finland	60.2	—	—
Phone Park AB	Stockholm, Sweden	67.0	—	—
Päämies-kauppiaat Oy	Helsinki, Finland	57.6	12.7	5
Reach Out Mobile AB (a)	Stockholm, Sweden	100.0	—	—
Reveko Telekom AS (g)	Tallinn, Estonia	55.0	2.3	23
Kiinteistö Oy Saajomaja	Helsinki, Finland	100.0	—	—
Simfocom Oy	Helsinki, Finland	100.0	—	—
SmartTrust Srl	Milan, Italy	100.0	—	—
	Capelle a/d IJssel,
Sonera 3G Holding B.V.	Netherlands	100.0	—	—
Sonera Belgium n.v./s.a. (g)	Brussels, Belgium	100.0	0.4	—
Sonera Carrier Networks Ltd (g)	Helsinki, Finland	100.0	440.0	1,084
Sonera Corporation U.S.	Wilmington, DE, USA	100.0	49.1	21
Sonera Deutschland GmbH	Düsseldorf, Germany	100.0	3.5	12
Sonera Holding B.V.	Amsterdam, Netherlands	100.0	—	13
	Capelle a/d IJssel,
Sonera Hungary Holding B.V.	Netherlands	100.0	—	—

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

23. Subsidiaries, associated companies and other shareholdings (continued)

Group companies on December 31, 2002 (continued):

				Number of
				personnel as of
		Sonera's	Revenues	December 31,
	Domicile	shareholding	for 2002	2002

		(%)	(€ in millions)
Sonera International n.v./s.a.	Brussels, Belgium	100.0	—	4
Sonera Italian UMTS Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Juxto AB	Stockholm, Sweden	100.0	2.6	52
Sonera Juxto GmbH	Frankfurt, Germany	100.0	—	—
Sonera Juxto International Ltd	Helsinki, Finland	100.0	—	—
Sonera Media Holding B.V. (d)	Capelle a/d IJssel, Netherlands	100.0	—	—
ZAO Sonera Rus (g)	Saint Petersburg, Russia	100.0	16.4	60
Sonera SmartTrust Holding B.V.	Rotterdam, Netherlands	100.0	—	—
Sonera Secure Technologies Ltd (e)	Helsinki, Finland	100.0	0.2	—
Sonera SmartTrust SARL	Paris, France	100.0	—	—
Sonera Sverige AB	Stockholm, Sweden	100.0	17.5	26
Sonera Telekomünikasyon Hizmetleri Limited Sirketi (g)	Istanbul, Turkey	100.0	0.9	3
Sonera UK Limited	Middlesex, Great Britain	100.0	9.0	8
Sonera UMTS Sweden Holding B.V.	Capelle a/d IJssel, Netherlands	100.0	—	—
Sonera Ventures Oy	Helsinki, Finland	100.0	—	—
Sonera Zed Germany GmbH (h)	Düsseldorf, Germany	84.0	13.4	14
Sonera Zed Italy srl. (h)	Milan, Italy	84.0	7.4	14
Sonera Zed Nederland B.V. (h)	Capelle a/d IJssel, Netherlands	84.0	—	—
Sonera Zed Ltd (h)	Helsinki, Finland	84.0	9.3	83
Sonera Zed Philippines, Inc. (h)	Makati City, Philippines	84.0	7.1	18
Sonera Zed Singapore Pte Ltd. (h)	Singapore	84.0	—	8
Sonera Zed Telekomünikasyon Hizmetleri
Ve Reklamcilik Limited Sirketi (h)	Istanbul, Turkey	84.0	—	—
Sonera Zed UK Limited (h)	Middlesex, United Kingdom	84.0	10.3	15
Sonera Zed U.S., Inc. (h)	Waltham, MA, USA	84.0	0.2	1
Telecom Finland AB	Stockholm, Sweden	100.0	—	—
Telering Ltd	Helsinki, Finland	100.0	34.3	174
Teletori Oy	Helsinki, Finland	100.0	—	—
Telibra Oy	Helsinki, Finland	100.0	—	—
Tilts Communications A/S (f)	Copenhagen, Denmark	100.0	3.2	1
Tilts Communications SIA (f)	Riga, Latvia	100.0	—	—
Unibase Ltd	Helsinki, Finland	100.0	65.1	38
Witnet Oy	Helsinki, Finland	100.0	—	—
Zed Incentives Oy (h)	Helsinki, Finland	84.0	—	—

Group companies on December 31, 2002 (continued):

				Number of personnel
				as of
		Sonera's	Revenues	December 31,
	Domicile	shareholding	for 2002	2002

		%	(€ in millions)
Revenues of sold subsidiaries			92.7	—
Revenues of subsidiaries merged during the year			947.0	—
Intra-Group sales			(886.1)	—

Total			2,240.6	7,639

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

23. Subsidiaries, associated companies and other shareholdings (continued)

Shareholding also corresponds to Sonera’s share of voting rights in each subsidiary. Revenues are presented in accordance with Sonera’s accounting principles. Revenues for subsidiaries acquired during the year represent revenue from the month of acquisition. Revenues for sold subsidiaries during the year represent revenue until the month of the sale of the subsidiary.

Notes to the list of group companies:

(a)	The company was acquired in year 2002.

(b)	The company changed from associated company to subsidiary in 2002 (2001: 35.3 percent).

(c)	The Group shareholding changed in 2002 (2000: 97.3 percent).

(d)	Company is under liquidation process.

(e)	The company’s name was changed in 2002; former name was Sonera SmartTrust Ltd.

(f)	The Group shareholding changed in 2002 (2001: 90 percent).

(g)	Company’s shares were transferred to parent company in connection with intra-Group mergers on December 31, 2002.

(h)	The Group shareholding changed in 2002 (2001: 100 percent).

Subsidiaries sold:

Sonera Hungary Kft was sold in February 2002.
Digame Servicios de Directoria S.S., Intra Call Center S.A., Sonera France and Sonera Info Communications were sold in March 2002.
Primatel Ltd was sold in May 2002.

Mergers:

Sonera Rahastopalvelut Oy was merged with Sonera Finanssipalvelut Oy.
Sonera Finanssipalvelut Oy and Sonera Plaza Incentives were merged into Sonera Plaza Ltd.
Sonera Gateway Ltd, Sonera Entrum Ltd, Sonera Innotele Oy, Sonera Living Ltd, Sonera Solutions Ltd and Sonera Systems Ltd were merged into Sonera Telecom Ltd.
EMCEC-Kiinteistöt Oy, Finnish Postal Consulting Services Oy (former Telecon Oy), Sonera Juxto Ltd, Sonera Plaza Ltd, Sonera Telecom Ltd and Systems Consultant Partners Oy were merged into Sonera Corporation.

Subsidiaries changed into associated companies:

SmartTrust AB subgroup, parent company SmartTrust AB and its subsidiaries: Across Wireless AB, Across Wireless Asia Ltd., Across Wireless Ltd., iD2 Technologies AB, iD2 Technologies Ltd, Intentive Progress Sdn Bhd., SmartTrust GmbH, SmartTrust Pte Ltd., SmartTrust S.L., SmartTrust U.S. Inc., Sonera SmartTrust Pty Ltd., Sonera SmartTrust Systems Oy, SmartTrust Ltd. and Sonera Hong Kong Ltd. (operational name Sonera SmartTrust Hong Kong Ltd.)

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

23. Subsidiaries, associated companies and other shareholdings (continued)

Sonera’a associated companies on December 31, 2002 were as follows:

		Sonera's
		direct	Equity
	Domicile	shareholding	consolidation

		(%)	(%)
Mobile network operators:
Turkcell Iletisim Hizmetleri A.S.	Istanbul, Turkey	37.3	37.3
AS EMT	Tallinn, Estonia	—	24.5
Latvijas Mobilais Telefons SIA	Riga, Latvia	24.5	24.5
UAB Omnitel	Vilnius, Lithuania	—	27.5
OAO Megafon (a)	Saint Petersburg, Russia	26.0	26.0
Quam GmbH (b)	Frankfurt am Main, Germany	—	42.8
Fixed network operators:
AS Eesti Telefon	Tallinn, Estonia	—	24.5
Lattelekom SIA (c)	Riga, Latvia	49.0	49.0
AB Lietuvos Telekomas	Vilnius, Lithuania	—	30.0
Loimaan Seudun Puhelin Oy (d, e)	Loimaa, Finland	29.1	29.1
Other associated companies:
IsoWorks Oy (e)	Helsinki, Finland	50.0	50.0
Johtotieto Oy (e)	Helsinki, Finland	33.3	33.3
Kasteam Oy	Helsinki, Finland	35.0	35.0
Metro One Telecommunications Inc.	Beaverton, OR, USA	24.3	24.3
SmartTrust AB (f)	Stockholm, Sweden	46.2	46.2
Suomen Erillisverkot Oy	Helsinki, Finland	40.0	40.0
UAB Sontel	Vilnius, Lithuania	50.0	50.0
Zoom HF	Reykjavik, Iceland	43.6	43.6
Holding companies:
ACS-Sonera Telefonia Movil, S. L.	Madrid, Spain	41.6	41.6
Amber Mobile Teleholding AB	Farsta, Sweden	50.0	50.0
Amber Teleholding A/S	Copenhagen, Denmark	50.0	50.0
AS Eesti Telekom	Tallinn, Estonia	24.5	24.5
Baltic Tele AB	Stockholm, Sweden	50.0	50.0
Group 3G UMTS Holding GmbH	Frankfurt am Main, Germany	42.8	42.8
Helsingin GSM-Palvelu Oy	Helsinki, Finland	35.0	35.0
Turkcell Holding A.S.	Istanbul, Turkey	47.1	47.1

Shareholding also corresponds to Sonera’s share of voting rights in each associated company. Associated companies are included in the Consolidated Financial Statements in accordance with the equity method of accounting. “Equity consolidation” indicates the share of net income and retained earnings incurred after acquisition that is included in Sonera’s Consolidated Financial Statements. Summarized financial information for the associated companies is presented in Note 11 to the Consolidated Financial Statements.

Notes to the list of associated companies:

(a)	Shares in ZAO Sonic Duo (35.0 percent) were exchanged to shares in ZAO North-West (23.5 percent) through a share issue and the company became a subsidiary of ZAO North-West and it was renamed OAO Megafon in May 2002.

(b)	The company’s name was changed in 2002; former name was Group 3G UMTS GmbH.

(c)	The Group’s shareholdings in the company changed in 2002 (2001: 44.1 percent)

(d)	The Group’s shareholdings in the company changed in 2002 (2001: 24.1 percent)

(e)	Company’s shares were transferred to the parent company on December 31, 2002 in connection with intra-Group mergers.

(f)	The company changed into an associated company in October 2002.

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

23. Subsidiaries, associated companies and other shareholdings (continued)

Associated companies sold:

118 Ltd and Pannon GSM in February 2002.
Gilla S.p.A., Movere Oy, Suomen Keltaiset Sivut Oy and Suomen Numeropalvelu Oy in March 2002.
Farmit Website Oy in October 2002.
Eliska Wireless Ventures I, Inc. in April 2002.

Dissolved companies:

Next Era Productions AB in May 2002.

Transferred to other shares and holdings as a consequence of decreased ownership percentage:

Codetoys Oy (former Springtoys Oy)

Sonera’s other shareholdings on December 31, 2002 were as follows:

		Sonera's	Carrying
	Domicile	shareholding	value

		(%)	(€ in millions)
Ipse 2000 S.p.A.	Rome, Italy	12.6	—
Xfera Móviles S.A.	Madrid, Spain	14.3	—
724 Solutions Inc.	Toronto, Ontario, Canada	6.4	3
Juniper Financial Corporation	Wilmington, DE, USA	0.8	2
eBay Inc. (a)	Palo Alto, CA, USA	0.1	6
Vitaminic S.p.A.	Milan, Italy	1.2	—
Phonetic Systems Inc.	Bedford, MA, USA	12.7	6
Investments in venture capital funds		—	32
Interests in satellite operations		—	—
Housing and real estate		—	3
Other shares and holdings		—	31

Total			83

(a)	Pay Pal Inc. was merged with eBay Inc. in October 2002.

Other shareholdings sold:

Conduit Plc in February 2002.
Cisco Systems Inc. in March 2002.
Libancell S.A.L. in June 2002.

24. Subsequent events (unaudited)

On February 10, 2003 TeliaSonera announced that 48,441,495 shares in Sonera, including shares represented by American Depositary Shares (ADS), and 2,544,343 warrants in Sonera, after full dilution, have been tendered TeliaSonera’s mandatory redemption offer for all of the remaining shares, including shares represented by ADSs, and warrants in Sonera. Following the completion of the mandatory redemption offer, TeliaSonera’s total holding in Sonera represents 99.4 percent of the shares and votes after full dilution.

The Board of Directors of Sonera Corporation has determined in its meeting that the subscription for shares by virtue of warrants B of Sonera Corporation’s year 1999 option scheme will not commence on June 1, 2003, as the Company’s cumulative earnings per share between January 1, 1999 and December 31, 2002 did not meet the terms and conditions of the option scheme, i.e. were not at least €1.66, and the operating profit during the same was not at least 15 percent on average of the revenues. The aforementioned warrants will thus not become exercisable at all. In addition, warrants A and B of Sonera Corporation’s year 2000 option scheme, for which the share subscription period was to begin on May 2, 2003, will not entitle the holders to subscribe for shares, either, since the share price of the Company’s share on Helsinki Exchanges did not exceed the reference index between April 1, 1999 and December 31, 2002 in the manner required by the terms and conditions of the option scheme. The price trend of the Company share will next be compared with the index as per December 31, 2003 to determine whether the subscription for shares by virtue of all the warrants (A, B and C) of the year 2000 option scheme can commence on May 2, 2004. The exchange offer carried out by Telia in the autumn of 2002 also applied to Sonera warrants. In

SONERA CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

24. Subsequent events (unaudited) (continued)

this connection, the warrant holders who accepted the exchange offer became part of TeliaSonera’s options scheme. However, all holders of Sonera warrants did not accept the exchange offer or redemption offer.

The listing committee of the Helsinki Exchanges has on February 21, 2003 approved Sonera Corporation’s application for removal of its share from the main list immediately when TeliaSonera AB has obtained the ownership of the minority shareholders’ shares. Sonera Corporation’s shares were removed from the main list of the Helsinki Exchanges on March 21, 2003.

On March 31, 2003, Sonera Corporation also submitted the application for removal of its 1999A warrant from the stock exchange list to Helsinki Securities and Derivatives Exchanges, Clearing House Ltd. The Helsinki Exchanges has removed the Sonera 1999A warrant from the stock exchange list on May 16, 2003.

In its decision of April 11, 2003 the Finnish Financial Supervision Authority granted Sonera Corporation an exemption from the duty to publish an interim report for the first three months of 2003. On the basis of this exemption, Sonera did not publish an interim report for the period January 1 — March 31, 2003.

The Board of Directors of Sonera Corporation has appointed Ms Anni Vepsäläinen as the Company’s new President as of May 14, 2003. The position of Deputy CEO of Sonera Corporation was abolished in the same connection.

Resolutions by Sonera’s Annual General Meeting

In accordance with the proposal made by the Board of Directors, the Annual General Meeting of Sonera Corporation held on April 29, 2003 resolved that no dividend be paid for the year 2002.

Anders Igel was elected Chairman of Sonera Corporation’s Board of Directors, and Kim Ignatius was elected Vice Chairman. Jan Henrik Ahrnell, Sirpa-Helena Sormunen and Christel Eriksson were elected as other members of the Board of Directors.

The Annual General Meeting resolved that no separate remuneration for board membership be paid to the members of the Board of Directors.

KPMG Wideri Oy Ab, Authorized Public Accountants, was elected as the Company’s auditor, with Solveig Törnroos-Huhtamäki as the responsible auditor.

Legal and regulatory proceedings

National roaming

On June 11, 2003, Telia Finland informed the Supreme Administrative Court that it wishes to withdraw its complaint against Sonera. See also Note 20 to the Consolidated Financial Statements.

Subscriber data

On March 13, 2003, the FICORA concluded the case of Visual Data Oy and closed the proceedings based on the absence of relevant jurisdictions. On April 14, 2003, Visual Data Oy filed an appeal to the Administrative Court of Helsinki. On June 19, 2003, the FCA declared its decision according to which it is not necessary to continue investigations and closed the case. See also Note 20 to the Consolidated Financial Statements.

Mobile end user pricing cases

On February 24, 2003, the FCA informed that it has completed its investigations on whether Sonera’s offers to new mobile customers have been in accordance with the competition legislation. The FCA noted that it is not necessary to continue the investigations and closed the case. See also Note 20 to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

1.	Articles of Association of TeliaSonera AB (incorporated herein by reference to Exhibit 3.2 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-4 filed by TeliaSonera AB with the Securities and Exchange Commission on December 18, 2002, which amended the Registration Statement on Form F-4 filed by Telia AB with the Securities and Exchange Commission on October 1, 2002 (Reg. No. 333-100213) (the “Form F-4”)).

4.1	Combination Agreement, dated as of March 26, 2002, by and between Telia AB and Sonera Corporation (incorporated herein by reference to Exhibit 2.1 to the Form F-4).

4.2	Amendment to the Combination Agreement, dated as of September 27, 2002, by and between Telia and Sonera (incorporated herein by reference to Exhibit 2.2 to the Form F-4).

4.3	Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, and NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).

4.4	Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).

4.5	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4) .

4.6	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).

6.	See Note 21 to our consolidated financial statements included in Item 18 of this Form 20-F for information on how earnings per share information was calculated.

8.	For significant subsidiaries as of the end of the year covered by this annual report, see “Item 4.C Organizational Structure” and Note 41 to our consolidated financial statements included in Item 18 of this Form 20-F.

10.1*	Certification by the Chief Executive Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2*	Certification by the Chief Financial Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2003	TELIASONERA AB

	By:	/s/ Anders Igel

	Name: Title:	Anders Igel President and Chief Executive Officer

	By:	/s/ Kim Ignatius

	Name: Title:	Kim Ignatius Chief Financial Officer

CERTIFICATIONS

I, Anders Igel, certify that:

1.     I have reviewed this annual report on Form 20-F of TeliaSonera AB;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Anders Igel

	Name: Title:	Anders Igel President and Chief Executive Officer

I, Kim Ignatius, certify that:

1.     I have reviewed this annual report on Form 20-F of TeliaSonera AB;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003
	Name: Title:	/s/ Kim Ignatius Kim Ignatius Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
TELIASONERA AB
Exhibits To Form 20-F

1.	Articles of Association of TeliaSonera AB (incorporated herein by reference to Exhibit 3.2 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-4 filed by TeliaSonera AB with the Securities and Exchange Commission on December 18, 2002, which amended the Registration Statement on Form F-4 filed by Telia AB with the Securities and Exchange Commission on October 1, 2002 (Reg. No. 333-100213) (the “Form F-4”)).

4.1	Combination Agreement, dated as of March 26, 2002, by and between Telia AB and Sonera Corporation (incorporated herein by reference to Exhibit 2.1 to the Form F-4).

4.2	Amendment to the Combination Agreement, dated as of September 27, 2002, by and between Telia and Sonera (incorporated herein by reference to Exhibit 2.2 to the Form F-4).

4.3	Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, and NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).

4.4	Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).

4.5	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4) .

4.6	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).

6.	See Note 21 to our consolidated financial statements included in Item 18 of this Form 20-F for information on how earnings per share information was calculated.

8.	For significant subsidiaries as of the end of the year covered by this annual report, see “Item 4.C Organizational Structure” and Note 41 to our consolidated financial statements included in Item 18 of this Form 20-F.

10.1*	Certification by the Chief Executive Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2*	Certification by the Chief Financial Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.