Form 20-F
period 2003-12-31
TELIASONERA AB
filed 2004-04-19
CIK 1169870

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 000-50121

TeliaSonera AB
(Exact name of Registrant as specified in its charter)

Sweden
(Jurisdiction of incorporation)

Sturegatan 1, SE-106 63 Stockholm, Sweden
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares	Nasdaq National Market
Shares, nominal value SEK 3.20	Nasdaq National Market(1)

(1)
Not for trading, but only in connection with the registration of American Depositary Shares representing these shares, pursuant to the requirements of the Securities and Exchange Commission.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

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

Item 17 ☐        Item 18 ☒

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

        TeliaSonera AB is a public limited liability company incorporated under the laws of Sweden. TeliaSonera was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. Unless the context otherwise requires, as used in this annual report, (i) the terms "Group," "Company," "we," "our," "TeliaSonera" and "us" refer to TeliaSonera AB or TeliaSonera AB together with its subsidiaries depending upon the context; (ii) the term "Telia" refers to Telia AB or to Telia AB together with its subsidiaries depending upon the context, prior to December 3, 2002, and its subsequent name change to TeliaSonera and the merger of Telia and Sonera Corporation; and (iii) the term "Sonera" refers to Sonera Corporation or to Sonera Corporation together with its subsidiaries depending upon the context, prior to December 3, 2002, and the merger of Telia and Sonera.

        We publish our consolidated financial statements in Swedish krona. This annual report contains our audited consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001, which have been prepared in accordance with International Financial Reporting Standards, or IFRS/IAS. IFRS/IAS differ in certain respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of the principal differences between IFRS/IAS and U.S. GAAP relevant to TeliaSonera, together with a reconciliation of net income and shareholders' equity reported under IFRS/IAS to net income and shareholders' equity under U.S. GAAP, see Note 45 to our consolidated financial statements.

        Our financial statements included in this annual report include the results of Sonera and the Baltic companies UAB Omnitel, AB Lietuvos Telekomas and Latvijas Mobilais Telefons SIA as from December 3, 2002, the date at which each of these entities became consolidated subsidiaries of TeliaSonera.

        In addition, we incorporate by reference in this document the consolidated financial statements of Netia S.A., previously one of our associated companies, as of and for each of the the years ended December 31, 2002 and December 31, 2001, as included in Netia S.A.'s annual report on Form 20-F that was filed with the Securities and Exchange Commission on June 27, 2003, and the consolidated financial statements of Netia S.A. as of and for the year ended December 31, 2003 as filed on Form 6-K with the Securities and Exchange Commission by Netia S.A. on March 1, 2004.

        References in this annual report to "Swedish krona" and "SEK" are to the currency of Sweden. References to "euro," "euros," "€" or "EUR" are to the currency of the European Union's Economic and Monetary Union. References in this annual report to "U.S. dollar," "$" and "USD" are to the currency of the United States of America.

        In this annual report, unless otherwise stated, Swedish krona amounts have been translated, solely for convenience, into U.S. dollars using the noon buying rate in New York City for cable transfers in Swedish krona, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), on December 31, 2003, which was SEK 7.1950 per $1.00 (SEK 1.00 per $0.1390). On March 31, 2004, the Noon Buying Rate for the Swedish krona was SEK 7.5500 per $1.00 (SEK 1.00 per $0.1324). These translations should not be construed as a representation that the U.S. dollar amounts actually represent, or could be converted into, Swedish krona at the rates indicated.

        References in this annual report to "Nordic countries" are to Denmark, Finland, Norway and Sweden. References to the "Baltic States," the "Baltic countries" or "Baltic region" are to Estonia, Latvia and Lithuania.

FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "seek," "plan," "intend," "anticipate," "estimate," or "predict." These statements are based on current plans, estimates and projections, and, therefore, you should not place too much reliance on them. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

  •
  risks and uncertainties with respect to our expectations about cost and capital expenditure savings and other synergy benefits related to the merger of Telia and Sonera;

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

  •
  the performance of Universal Mobile Telecommunications System (UMTS) networks and other new, enhanced or upgraded networks, systems, products and services;

  •
  the success of our international investments;

  •
  the amounts of future capital expenditures;

  •
  the effects of potential mergers and consolidations within the telecommunications industry;

  •
  uncertainties associated with developments related to fluctuations in interest rates, exchange rates, currency devaluations and other macroeconomic monetary policies;

  •
  other economic, business, competitive and/or regulatory factors affecting our business generally, including factors affecting the market for telecommunications services; and

  •
  other factors that are described under "Item 3.D Risk Factors."

        We are under no obligation to, and expressly disclaim any such obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

3.A  Selected Financial Data

Selected Consolidated Financial Data

        The financial data set forth below as of and for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements, which are included in Item 18 of this annual report. Financial data as of and for the years ended December 31, 2000 and 1999 have been derived from our previously published audited consolidated financial statements not included in this document. The financial data is based on our historical results, which include the results of Sonera and the new Baltic subsidiaries Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons only for the period beginning December 3, 2002.

        The audited consolidated financial statements, from which the selected consolidated financial data set forth below have been derived, have been prepared in accordance with International Financial Reporting Standards, or IFRS/IAS. For a discussion of the principal differences between IFRS/IAS and U.S. GAAP relevant to TeliaSonera, together with a reconciliation of net income and shareholders' equity reported under IFRS/IAS to net income and shareholders' equity under U.S. GAAP, see Note 45 to our consolidated financial statements.

        You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and "Item 5. Operating and Financial Review and Prospects," each included elsewhere in this annual report.

        Solely for the convenience of the reader, Swedish krona amounts have been translated into U.S. dollars at the rate of SEK 1.00 = $0.1390 ($1.00 = SEK 7.1950), the Noon Buying Rate for the Swedish krona on December 31, 2003. On March 31, 2004, the Noon Buying Rate for the Swedish krona was SEK 1.00 = $0.1324 ($1.00 = SEK 7.5500).

	Year ended December 31,
	2003	2003	2002	2001	2000	1999
	($)	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)
	(in millions, except per share/ADS data)
INCOME STATEMENT DATA
IFRS/IAS
Net sales	11,455.9	82,425	59,483	57,196	54,064	52,121
Costs of production	(6,489.0)	(46,688)	(38,182)	(40,435)	(33,028)	(31,206)
Gross income	4,966.9	35,737	21,301	16,761	21,036	20,915
Sales, administrative, and research and development expenses	(3,219.0)	(23,161)	(18,667)	(17,943)	(16,326)	(14,887)
Other operating revenues and expenses, net	243.5	1,752	(14,057)	506	8,493	(805)
Income from associated companies	53.1	382	528	6,136	(1,197)	723
Operating income	2,044.5	14,710	(10,895)	5,460	12,006	5,946
Financial net	(112.7)	(811)	(721)	(652)	(289)	34
Income after financial items	1,931.8	13,899	(11,616)	4,808	11,717	5,980
Income taxes	(535.1)	(3,850)	3,619	(2,917)	(1,447)	(1,754)
Minority interests	(134.7)	(969)	(70)	(22)	8	(4)
Net income (loss)	1,262.0	9,080	(8,067)	1,869	10,278	4,222
Earnings (loss) per share
Basic	0.27	1.95	(2.58)	0.62	3.50	1.48
Diluted	0.27	1.95	(2.58)	0.62	3.50	1.48
Cash dividend per share(1)	0.14	1.00	0.40	0.20	0.50	0.52
Earnings (loss) per ADS(2)
Basic	1.35	9.73	(12.91)	3.11	17.52	7.40
Diluted	1.35	9.73	(12.91)	3.11	17.52	7.40
Cash dividend per ADS(1)(2)	0.69	5.00	2.00	1.00	2.50	2.60
	Year ended December 31,
	2003	2003	2002	2001	2000	1999
	($)	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)
	(in millions, except margins, share and per share/ADS data)
Operating margin (%)(3)	17.8	17.8	(18.3)	9.5	22.2	11.4
Return on sales (%)(4)	11.0	11.0	(13.6)	3.3	19.0	8.1
U.S. GAAP
Net sales	11,410.6	82,099	59,336	56,957	53,849	51,931
Net income	1,477.1	10,628	(8,755)	4,443	9,991	4,218
Earnings (loss) per share
Basic	0.32	2.28	(2.80)	1.48	3.41	1.48
Diluted	0.32	2.28	(2.80)	1.48	3.41	1.48
Earnings (loss) per ADS(2)
Basic	1.58	11.38	(14.01)	7.40	17.03	7.40
Diluted	1.58	11.38	(14.01)	7.40	17.03	7.40
Weighted average number of shares outstanding (in thousands)
Basic	4,667,618	4,667,618	3,124,289	3,001,200	2,932,757	2,851,200
Diluted	4,668,426	4,668,426	3,125,314	3,001,200	2,932,757	2,851,200
CASH FLOW DATA
IFRS/IAS
Cash flow from operating activities	3,675.2	26,443	12,449	10,416	10,152	10,715
Cash flow from investing activities	(478.5)	(3,443)	(5,553)	3,632	(37,121)	(10,701)
Cash flow from financing activities	(2,281.0)	(16,412)	(10,344)	(6,608)	26,818	1,005
Cash flow for the year	915.7	6,588	(3,448)	7,440	(151)	1,019

	At December 31,
	2003	2003	2002	2001	2000	1999
	($)	(SEK)	(SEK)	(SEK)	(SEK)	(SEK)
	(in millions, except ratios)
BALANCE SHEET DATA
IFRS/IAS
Intangible fixed assets	8,592.1	61,820	68,106	26,816	25,198	2,146
Tangible fixed assets	6,832.6	49,161	56,172	47,314	43,807	33,318
Financial fixed assets	5,845.9	42,061	48,534	20,784	22,335	18,023
Current assets	5,145.0	37,018	33,844	33,277	31,375	23,117
Total assets	26,415.6	190,060	206,656	128,191	122,715	76,604
Shareholders' equity	15,621.0	112,393	108,829	59,885	55,988	32,893
Minority interests	478.3	3,441	5,120	204	320	210
Provisions	2,126.1	15,297	18,406	13,107	11,351	10,488
Long-term debt	3,595.1	25,867	32,124	25,193	20,876	9,123
Current debt	651.4	4,687	12,608	3,931	13,166	6,934
Non-interest-bearing liabilities	3,943.7	28,375	29,569	25,871	21,014	16,956
Total shareholders' equity and liabilities	26,415.6	190,060	206,656	128,191	122,715	76,604
Capital employed(5)	19,768.6	142,235	157,035	90,971	92,374	50,936
Operating capital(6)	16,679.1	120,006	137,113	70,150	75,042	39,160
Net debt(7)	2,530.5	18,207	38,075	20,004	32,512	14,280
Net interest-bearing liability(8)	1,229.6	8,847	25,034	10,661	20,235	7,527
U.S. GAAP
Total assets	27,906.5	200,787	217,464	132,495	123,689	77,974
Shareholders' equity	15,535.8	111,780	110,269	58,589	51,870	29,168
RATIOS
IFRS/IAS
Debt/equity ratio (multiple)(9)	0.08	0.08	0.23	0.18	0.37	0.24
Equity/assets ratio (%)(10)	56.7	56.7	51.8	46.2	44.4	41.0

(1)
Dividends are declared and paid annually on the basis of income and retained earnings as of the end of the preceding year.

(2)
Each American Depositary Share (ADS) represents five TeliaSonera shares.

(3)
Operating margin is operating income expressed as a percentage of net sales.

(4)
Return on sales is net income expressed as a percentage of net sales.

(5)
Capital employed is total assets less non-interest-bearing liabilities and non-interest-bearing provisions, and the proposed dividend.

(6)
Operating capital is non-interest-bearing assets less non-interest-bearing liabilities, including the proposed dividend, and non-interest-bearing provisions.

(7)
Net debt is interest-bearing liabilities less short-term investments and cash and bank deposits.

(8)
Net interest-bearing liability is interest-bearing liabilities and provisions less interest-bearing assets, but including equity participations in associated companies.

(9)
Debt/equity ratio is net interest-bearing liability divided by equity (less the proposed dividend).

(10)
Equity/assets ratio is equity (less the proposed dividend) expressed as a percentage of total assets.

Currency and Exchange Rate Information

        We present our financial statements in Swedish krona. A significant portion of our revenues and expenses is denominated in the Swedish krona and a portion is denominated in currencies other than the Swedish krona. The table below sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the Swedish krona expressed in Swedish krona per U.S. dollar.

        Other than for the monthly information, the average Noon Buying Rates have been calculated based on the Noon Buying Rate for the last business day of each month during the relevant period. This information is being provided to you for your convenience. These are not necessarily the rates that were used in the preparation of our financial statements and we do not make any representation that Swedish krona amounts could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

        Solely for the convenience of the reader, certain Swedish krona amounts in this annual report have been translated into U.S. dollars at the Noon Buying Rate on December 31, 2003, which was $1.00 = SEK 0.1390.

Swedish Krona Exchange Rate

Year	Average	High	Low	Period End
	(Swedish Krona per U.S. Dollar)
1998	7.9658	8.3350	7.5800	8.1030
1999	8.3007	8.6500	7.7060	8.5050
2000	9.1735	10.3600	8.3530	9.4440
2001	10.3425	11.0270	9.3250	10.4571
2002	9.7233	10.7290	8.6950	8.6950
2003	8.0828	8.7920	7.1950	7.1950
October 2003	7.6957	7.8140	7.5970	7.8140
November 2003	7.6799	7.9150	7.5200	7.5510
December 2003	7.3464	8.2980	7.1950	7.1950
January 2004	7.2334	7.4120	7.0850	7.4120
February 2004	7.2630	7.4330	7.1295	7.4330
March 2004	7.5322	7.6620	7.3660	7.5500

3.B  Capitalization and Indebtedness

        Not applicable.

3.C  Reasons for the Offer and Use of Proceeds

        Not applicable.

3.D  Risk Factors

        Set forth below is a description of factors that may affect our business, results of operations and share price from time to time.

  Increased competition may reduce our market share, revenues or profitability.

        We face intensifying competition, especially in the Nordic market. Competition could lead to a decrease in the rate at which we gain new customers and to a decrease of our market share if customers decide to switch to other providers. Increased competition has also led to declines in the prices we charge for our services and is expected to lead to further price declines in the future, especially in our mobile services. As the largest telecommunications operator in many markets in which we operate, we may be at a competitive disadvantage in responding to changes in the market and technological developments when compared to our typically smaller competitors.

        We have, for example, experienced significant price competition in mobile voice services from new market entrants such as Hi3G Access AB (operating under the brand name "3"), which owns UMTS licenses in Sweden, Norway and Denmark, and expect to experience increasing competition from such new entrants. We are also experiencing increased competition from non-traditional operators, including Mobile Virtual Network Operators (MVNOs), which are telecommunications service providers that typically do not own their own network infrastructure but, rather, lease capacity from network operators.

        As mobile penetration rates increase in the markets in which we provide mobile services, the focus of competition is shifting from customer acquisition to customer retention. An inability on our part to retain customers could negatively affect our profitability, since we would experience lower revenues and would incur additional selling and marketing costs to replace customers.

        With the continuation of the trend of traditional users of fixed network services switching to mobile phone services, a trend sometimes referred to as fixed-mobile substitution, our fixed network businesses are also expected to face increased competition from mobile operators. Moreover, new forms of telecommunications that do not use conventional tariff structures, such as Internet telecommunications, are expected to increase the sources of competition that we will face.

        Additionally, new competition in fixed voice access in Sweden, which represents approximately ten percent of our consolidated net sales, could reduce our revenues and profitability. We currently have approximately 100 percent of the consumer fixed voice access market in Sweden due to our history as the incumbent operator, but new legislation adopted in 2003 will open up the fixed voice access market for competition, which may reduce our revenues. In the domestic fixed voice traffic market, we experienced a significant drop in our market share, from 100 percent to approximately 50 percent today, after such market was opened up to competition in Sweden. As the trend of fixed-mobile substitution continues, we also face a risk that the overall fixed access market will decline, as users may opt to use mobile services exclusively.

        In the Baltic region, we already experience strong competition from rival GSM operators and expect that both our mobile and fixed line operations will lose market share as regulation favoring competition is adopted in line with European Union directives. The anticipated grant of additional GSM licenses in Turkey, Russia and certain Eurasian countries where we operate is also expected to increase competition in those markets.

        Slower growth in the Nordic telecommunications market may negatively affect our revenues and profitability.

        The telecommunications industry in the Nordic countries is currently well developed relative to most other European countries. In particular, each of Denmark, Finland, Norway and Sweden has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate in the Nordic countries will make it more difficult for us to match our previous subscriber growth. In addition, economic growth in the Nordic countries has slowed considerably since the beginning of 2001, causing a decrease in the growth of customer demand for telecommunications services. These trends may result in our recording slower revenue growth than we have achieved in the past, or recording flat or declining revenues in these markets.

        We operate in a regulated industry and changes in, or adverse applications of, the regulations affecting us could harm our business, financial condition and results of operations.

        Our mobile and fixed line telecommunications operations are subject to regulatory and licensing requirements, either at the national level or at a transnational level, such as by the European Union. Implementation and application of these regulations are undertaken by one or more regulatory and competition authorities which, in their discretion, may challenge our compliance with the regulations. If we are found not to have complied with applicable regulations, we may be subject to damage awards, fines, penalties, injunctions or suspensions.

        The regulations to which we are subject impose significant limits on our flexibility to manage our business. For example, in both Sweden and Finland, we have been designated as a party with significant market power in certain markets in which we operate, including the fixed and mobile telecommunications markets. As a result, we are required to provide certain services on non-discriminatory, cost-based and transparent terms, which may differ from the terms on which we would otherwise have provided those services. Although we are appealing our designation as a mobile operator with significant market power on the Swedish national market for interconnection, there can be no assurance that the final outcome of the proceedings will be in our favor. In addition, the legislatures in the Baltic countries are revising their telecommunications legislations in connection with their entry into the European Union. We cannot assure you that we will not be subject to additional obligations relating to the services we provide in those countries as a result of such changes.

        Additionally, the opening up for competition of fixed voice accesses in Sweden, which represent approximately ten percent of our consolidated net sales, could reduce our revenues and profitability. We currently have approximately 100 percent of consumer fixed voice accesses in Sweden due to our history as the incumbent operator, but new legislation adopted in 2003 will force us to sell our access services to other operators. We have submitted a proposal to the Swedish regulator in December 2003 to approve a plan whereby we would sell wholesale access at cost-based prices to other operators. If the Swedish regulator were to require that our wholesale pricing be set at levels below cost-based prices, our revenues and profitability could be negatively affected.

        Changes in legislation, regulation or government policy affecting our business activities, as well as decisions by competition and other regulatory authorities or courts, including granting, amending or revoking of licenses to us or other parties, could harm our business, financial condition and results or operations. For example, both Sweden and Finland have adopted new laws that will significantly revise telecommunications regulation in those countries. In Finland, for example, mobile operators had to begin offering number portability by July 2003, which had a negative impact on our Finnish mobile operations in 2003. These changes may result in additional legal obligations for us, which may have a considerable adverse impact upon our business. As a result of potential changes in Finnish regulation, the current fixed to mobile price regime in Finland is also subject to change in the future. However, we are currently not in a position to assess the full impact of these changes on our business, financial condition or results of operations.

        For further information regarding the regulatory regimes to which our business is subject, see "Item 4.B Business Overview—Regulation."

  We have only limited control of our associated companies.

        We conduct some of our activities as a telecommunications operator outside of the Nordic region through associated companies in which we do not have a controlling interest, such as Turkcell Iletisim Hizmetleri A.S. in Turkey, OAO MegaFon in Russia, Lattelekom SIA in Latvia and AS Eesti Telekom in Estonia. As a result, we have limited influence over the conduct of many of our international operator businesses. Under the governing documents for certain of these entities, certain key matters such as the approval of business plans and decisions as to timing and amount of cash distributions require the agreement of our partners. The risk of disagreement or deadlock is inherent in jointly controlled entities. In 2003, for instance, we were involved in a dispute with Çukurova regarding its proposal to carry out certain affiliated party transactions with Turkcell. In Russia, certain shareholders of MegaFon are involved in a dispute relating to the ownership of a 25.1 percent interest in Megafon. Our partners may have different approaches with respect to the associated companies and we may be unable to reach agreement with our partners.

        An important part of our strategy is to achieve majority control, where practical, in all of our operations by increasing our shareholdings in those associated companies which are telecommunications operators. The implementation of such strategy, however, is not always within our control, but requires, among other things, willingness on the part of other existing shareholders to dispose or accept dilution of their shareholdings. In addition, to the extent we gain majority control of our associated companies, we cannot guarantee that we will be able to successfully manage such company or to achieve any expected synergy benefits.

        In addition, the shareholding structure of our associated companies may change for reasons beyond our control. In Turkey, for example, regulatory actions affecting the Çukurova Group, the other major shareholder in Turkcell, may have an impact on the ownership structure of Turkcell, or may have a negative impact on our relationship or cooperation with the Çukurova Group. Additionally, any new partners may have strategies very different from ours. Because we do not have control of these entities, our partners may have the right to make certain decisions on key business matters with which we do not agree. In some cases, strategic partners may choose not to continue partnerships that they have with us. Any of these factors could impact our ability to pursue our stated strategies with respect to those entities and may harm our business, financial condition and results of operations.

        The value of our investments in telecommunications companies outside of the Nordic and Baltic markets may be adversely affected by political, economic and legal developments in these countries.

        We have made a number of significant investments in telecommunications providers with operations in countries such as Turkey, Russia, Azerbaijan, Georgia, Kazakhstan and Moldova. The political, economic and legal systems in these countries may be less predictable than in countries with more developed institutional structures. Political or economic upheaval, changes in laws and other factors, such as legal or regulatory proceedings brought against such companies, may have a material effect upon the operations of the companies in which we have invested and, in turn, the amount of income from, and the value of, these investments. Turkey, for example, has experienced severe political and economic crises in recent years, including periods of hyperinflation. In addition, the political situation in each of the Eurasian countries in which Fintur has operations remains unstable, with each of Azerbaijan, Georgia and Moldova facing regional separatist movements. Each of these nations is also experiencing financial difficulties, including weak local currencies and high external debt.

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

        Another risk is the potential establishment of foreign ownership restrictions in the countries in which we operate. Recently, the Kazakhstan government proposed a 49 percent ownership limit restriction regarding Kazakh mobile operations. While such proposals were subsequently abandoned, we cannot assure you that similar legislative proposals will not be raised in Kazakhstan or elsewhere, which could require us to divest all or a portion of our investments in these countries.

        Changes in the economic, political, legal and regulatory environment and in our business plans or the business plans of our associated companies could result in significant write-downs of asset values and could affect our ability to pay dividends.

        Events in the telecommunications and technology markets, including significant declines in stock prices and market capitalizations of market participants, and negative changes in the economic, regulatory, business or political environment, as well as our ongoing review and refinement of our business plans could result in substantial write-downs of our assets in the future. In particular, we will regularly review the carrying value of assets such as the goodwill and fair value adjustments we recorded in connection with the merger of Telia and Sonera in 2002 as well as assets such as the goodwill we recorded in connection with our acquisition of NetCom, a Norwegian mobile operator, in

2000, our tangible fixed assets and our minority interests in companies such as Infonet Services Corp., a provider of data communications, and may also in the future be required to recognize impairment charges with respect to these assets if our expectations of future cash flows attributable to these assets change.

        In addition, we have undertaken a number of restructuring and streamlining initiatives, including the restructuring of our Danish fixed network operations and the restructuring of our international carrier operations, which have resulted in substantial restructuring charges. While the restructuring efforts have already had a positive impact on our Danish and international carrier operations, there can be no assurance that these businesses will become profitable in the future, and we may be required to record write-downs of the assets related to these operations in the future.

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

        We and our associated companies are involved in a number of regulatory and legal proceedings that could have a material adverse effect upon our business, financial condition or results of operations.

        We are involved in a number of regulatory proceedings in Sweden and Finland, which, if decided against us, could have a negative effect upon our results of operations. In addition, our associated company, Turkcell, is presently subject to a number of regulatory and legal proceedings relating to, among other things, license fees it pays to the Turkish authorities, interconnection fees it pays to the incumbent fixed-line provider in Turkey and national roaming, which could, if determined adversely to Turkcell, have a material adverse effect on its results of operations and financial position. Any adverse rulings against Turkcell in these matters could in turn have a negative effect upon the value of our investment in Turkcell and on our own results of operations.

        We may not realize the benefits we expect to derive from our investments in licenses and new technologies, including UMTS.

        We have made investments in UMTS licenses and have invested and expect to invest substantial amounts over the next several years in the upgrading and expansion of our network to support UMTS services and the roll-out of UMTS services. The success of our UMTS investments will depend to a large extent on the availability of services which utilize the greater capacity of UMTS technology and that will be attractive enough to customers to generate sufficient traffic volume, the costs associated with such services and the timing of the introduction of such services. We cannot be certain that these new services will achieve acceptance in the market, or that the demand for such services will justify the related costs to develop, upgrade and maintain our networks and to develop and promote these services. In addition, any delays in providing UMTS-based services, whether due to problems associated with suppliers of UMTS networks, difficulties in network construction, the unavailability of adequate UMTS-compatible handsets in sufficient supply, the lack of marketable services or otherwise, could adversely affect the level or timing of revenues generated by UMTS services.

        Moreover, a variety of new entrants in the third generation market could intensify competition and reduce the potential profitability of providing third generation services. Possible new entrants include MVNOs, which typically do not have their own network infrastructure and thus would not have our fixed cost burdens. Competition from companies providing Wireless Local Area Network (WLAN) services, which are based on wireless short distance transmission networks and can deliver wireless data services at a lower cost than UMTS in concentrated areas, may also affect the market and pricing for third generation services. In addition, operators utilizing UMTS technology may face competition from other operators using other technological standards to deliver third generation services.

        Under the terms of our UMTS licenses and the licenses of our international UMTS minority investments, we have agreed to make significant investments in UMTS networks. If we or our UMTS investees cannot fulfil the conditions under such UMTS licenses or obtain their modification, such licenses could be revoked or, in certain cases, we could be subject to monetary penalties.

        In particular, we have significant ongoing investment and guarantee obligations in connection with our investments in Xfera Moviles S.A., our UMTS minority investment in Spain. There can be no assurance that any additional investments we make will assist Xfera in developing into a viable business or that we will not be required to make payments under the guarantees we have issued. For further information relating to our financial obligations in connection with our international UMTS joint ventures, see "Item 5.F Tabular Disclosure of Contractual Obligations."

  We may experience difficulties or delays in realizing the anticipated benefits of the merger.

        While we believe that the integration process of Telia and Sonera is substantially complete, it is still too early to tell whether we will be able to achieve the full level of expected synergies and other benefits of the merger within the expected timescale. Our competitors may also seek to take advantage of our focus on achieving synergy benefits to gain customers from us.

        Our cooperation with Tele2 in connection with the build out and operation of a UMTS network in Sweden may not be successful.

        While we were not awarded a UMTS license in Sweden in connection with a license tender held by the Kingdom of Sweden in 2000, we have entered into a cooperation arrangement with Tele2 to build and operate a UMTS network in Sweden to exploit, through our 50 percent owned associated company Svenska UMTS-nät AB, the Swedish UMTS license originally granted to Tele2. TeliaSonera and Tele2 are significant competitors in both the mobile and fixed line telecommunications market in Sweden. As in any associated company, there is a risk that the partners may disagree on important aspects of the cooperation, including the funding of the company, and this risk may be magnified when the partners are competitors. A disagreement or deadlock regarding the company or a breach by one of the parties of the material provisions of the cooperation arrangements would result in a setback to the goal of building out and operating a UMTS network in Sweden, which, in turn, would have a negative effect on our ability to pursue our UMTS strategy. In addition, the current exemption for Svenska UMTS-nät from the prohibition against anti-competitive agreements included in the Swedish Competition Act will expire in 2007. Thereafter, a reassessment of the cooperation will be made from a competition law perspective. Accordingly, there can be no assurance that the Swedish Competition Authority will not in the future change its view on the cooperation, which could have a material adverse effect upon Svenska UMTS-nät and our operations.

        In addition, we have made an aggregate capital contribution of SEK 500 million to Svenska UMTS-nät and have issued a guarantee of a maximum of SEK 3.5 billion in favor of Svenska UMTS-nät. We have also pledged our interest in Svenska UMTS-nät to its lenders. If Svenska UMTS-nät is unsuccessful, whether due to the failure of UMTS services to achieve market acceptance, its inability to build out the network in a timely fashion, disagreements between the parties or otherwise, we may face significant financial exposure with respect to our UMTS investment in Sweden.

        As part of our strategy, we may seek to participate in the consolidation of the telecommunications industry through acquisitions, strategic alliances or business combinations. A failure to participate successfully in the consolidation of the industry could harm our business and our shareholders.

        As part of our strategic focus, we aim to take an active role in the consolidation of the telecommunications services industry. This strategy entails a variety of risks that could negatively affect our business, our results of operations and our financial position. There is, on the one hand, the risk that, due to competition in the identification of acquisition opportunities or strategic partners, we will make an acquisition or enter into a strategic alliance on unfavorable terms. There is also the risk that we will not be able to successfully integrate and manage any acquired company or strategic alliance, that the acquisition or strategic alliance will fail to achieve the strategic benefits or synergies sought and that management's attention will be diverted away from other ongoing business concerns. In addition, any potential acquisition could negatively affect our financial position, including our credit ratings, or, if made using our shares, dilute our existing shareholders.

  We are reliant upon a limited number of suppliers for the provision of support services.

        We are reliant upon certain suppliers, of which there are a limited number, to manufacture and supply network equipment and related software as well as handsets in our markets, to allow us to develop our networks and to offer our services on a commercial basis. We cannot be certain that we will be able to obtain network equipment or handsets from alternative suppliers on a timely basis if our existing suppliers are unable to satisfy our requirements.

        In addition, we currently outsource many of our key support services, including our network construction and maintenance and directory assistance services in Sweden and Finland, from a limited number of suppliers. In particular, in some cases, such as in connection with the sale of our entire interest in the Orbiant Group, we entered into commitments to purchase telecommunications network construction and maintenance services and certain other products and services from such divested or partially divested businesses, which may restrict our operational flexibility in the near future.

        MegaFon, our associated GSM company operating in Russia, has significant capital needs and may be required to change its strategy if it is unable to obtain financing on satisfactory terms.

        MegaFon, a GSM operator in Russia in which we hold a 43.8 percent interest, has significant capital needs and will have to secure additional financing if it is to implement its current strategy of becoming a provider of nationwide GSM services in Russia. In particular, MegaFon will need additional financing to build out its GSM network. We have made capital commitments to, and issued guarantees on behalf of, MegaFon. We may need to contribute additional capital to MegaFon and/or provide additional guarantees or offer forms of credit support to assist MegaFon in securing the necessary financing. If MegaFon is unable to secure such financing on satisfactory terms or if the Russian mobile market does not develop as expected, MegaFon might have to revise its strategic focus, which may adversely affect its growth prospects as well as the amount of income we derive from, and the value of, the company.

        Certain of Megafon's principal shareholders are involved in disputes regarding the share ownership of Megafon. One of the shareholders of MegaFon has also brought arbitral proceedings against us for alleged breaches of MegaFon's shareholders' agreement. If the current shareholder deadlock is not resolved, the company may not be able to obtain financing necessary for its expansion from its shareholders.

        Our consolidated revenues and profitability may decrease if the currencies used in our geographic areas outside of Sweden weaken against the Swedish krona.

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

        We may not be able to fully realize anticipated tax benefits resulting from earlier-recorded asset write-downs.

        We have a significant deferred tax asset resulting from the write-down of Sonera's UMTS investments in Germany and Italy in 2002. Although we currently estimate that the deferred tax asset can be realized in seven to eight years under different scenarios, there can be no assurance of sufficient taxable income in Finland within this period. The major part of the deferred tax asset relates to tax loss carry-forwards in Finland, which expire after ten years.

        In addition, we have recorded deferred tax assets principally in connection with write-downs related to our international carrier operations and our Danish operations in 2002. There can be no assurance, however, that we will be able to use these tax benefits in full to reduce our tax obligations in the future.

        We may not be able to remain competitive and implement our strategy if we cannot recruit and retain skilled personnel.

        To remain competitive and implement our strategy, we will need to recruit and retain highly skilled employees with particular expertise. In particular, competition is intense for qualified telecommunications and information technology personnel in the Nordic countries and elsewhere. To a considerable extent, our ability to recruit and retain skilled personnel for growth business areas will depend on our ability to offer them competitive incentive programs. The adoption of such incentive programs may require the support of our largest shareholders, including the Kingdom of Sweden and the Republic of Finland, and no assurance can be given that such shareholders will be supportive of such proposals. If we cannot implement competitive incentive programs, we may be unable to recruit and retain skilled employees, which may limit our ability to develop our high growth business areas and new business areas or remain competitive in our traditional business areas.

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

        We could be influenced by the Kingdom of Sweden and the Republic of Finland, whose interests may not always be aligned with yours.

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

        At the time of the merger, the Kingdom of Sweden and the Republic of Finland, which together hold approximately 64 percent of our shares, announced their intention to reduce their TeliaSonera shareholdings during the five-year period following the closing of the merger. Neither the Kingdom of Sweden nor the Republic of Finland is under any contractual commitment that would restrict their ability to sell any shares. It is currently not possible to assess the precise timing and manner of any future sales by the Kingdom of Sweden or the Republic of Finland of our shares. However, any sale by the Kingdom of Sweden or the Republic of Finland of a significant number of our shares, or the public perception that these sales could occur, may cause the market price of our shares to decline significantly and may also make it more difficult for us to issue new shares in the future.

ITEM 4. INFORMATION ON THE COMPANY

4.A    History and Development of the Company

  TeliaSonera

        TeliaSonera AB was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. The merger of Telia and Sonera brought together two of the leading telecommunications companies in the Nordic region to form the leading telecommunications group in the Nordic and Baltic regions. The formation of TeliaSonera in December 2002 was the culmination of a shared strategic vision of Telia and Sonera to create a leading telecommunications company in the Nordic countries.

        Our new organization has been operational since January 1, 2003. As from January 1, 2003, we present segment information based on the following principally geographical-based reporting units: (1) Sweden, (2) Finland, (3) Norway, (4) Denmark (5) the Baltic countries, (6) Eurasia, (7) Russia, (8) Turkey, (9) TeliaSonera International Carrier, which comprises our international wholesale telecommunications operations, and (10) TeliaSonera Holding, which comprises our non-core/non-strategic operations to be restructured, wound up, liquidated or sold.

        The shares of TeliaSonera are listed on the Stockholm Exchange and the Helsinki Exchanges and the ADSs of TeliaSonera are quoted on the Nasdaq National Market.

        Our principal executive office is located at Sturegatan 1, SE-106 63 Stockholm, Sweden, and our telephone number is +46-8-504 550 00. Our agent in the United States is TeliaSonera International Carrier, Inc., 2201 Cooperative Way, Suite 302, Herndon, Virginia, 20171, and its telephone number is +1-703-546-4000.

        For information regarding our principal divestitures and capital expenditures, see "Item 5.B Liquidity and Capital Resources—Recent Acquisitions, Investments and Divestitures" and "Item 5.B Liquidity and Capital Resources—Cash Flows."

  Telia

        Telia, the leading telecommunications company in Sweden, was originally managed directly by the Swedish State as a public service corporation, Televerket, beginning in the 1850s. In 1993, the Swedish State decided to transform Televerket into a state-owned public company through the transfer of Televerket's assets to TeleInvest AB, a limited liability company previously incorporated in 1966 that was subsequently renamed Telia AB. Telia AB became a public limited company in 1994. During the 1980s and 1990s, Telia developed from a near monopoly to a competitor in an open market for telecommunications.

        Prior to June 2000, all of the shares of Telia were owned by the Swedish State. In June 2000, the Swedish State sold a 29.4 percent interest in Telia in an initial public offering to institutional and retail investors in Sweden and internationally. Telia's shares were quoted on the A-list of the Stockholm Exchange in connection with the offering. Prior to the merger of Telia and Sonera, the Swedish State held 70.6 percent of Telia's outstanding shares.

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

        Prior to November 1998, all of Sonera's shares were owned by the Finnish State. In November 1998, the Finnish State sold a 22.2 percent interest in Sonera in connection with an initial public offering. In connection with the November 1998 offering, Sonera's shares were listed on the Helsinki Exchanges. Subsequent to the initial public offering, the Finnish State sold additional Sonera shares to institutional and retail investors on two separate occasions. In addition, Sonera's shares, in the form of ADSs, were quoted on the Nasdaq National Market beginning in 1999. Prior to the merger of Telia and Sonera, the Finnish State held 52.8 percent of Sonera's outstanding shares.

4.B  Business Overview

        We are the leading provider of telecommunications services in the Nordic and Baltic region. We are also a leading provider of mobile services in Eurasia and have significant holdings in leading mobile operators in Turkey and Russia. For the year ended December 31, 2003, our net sales amounted to SEK 82 billion and we had on average approximately 26,000 employees.

        The following table sets forth a geographic breakdown of our mobile subscriptions, our fixed network access lines and our Internet subscriptions for our consolidated operations and for our associated companies as of December 31, 2003:

		Number of subscriptions
	Operator brand	Mobile(1)	Of which pre-paid	Fixed voice(2)	Internet
		(in thousands)	(%)	(in thousands)	(in thousands)
Consolidated operations
Sweden	Telia	3,838	52	6,256	1,222
Finland	Sonera	2,428	2	804	305
Norway	NetCom	1,195	48	—	—
Denmark	Telia	525	33	172	104
Lithuania	Omnitel, Lietuvos Telekomas	1,052	34	829	60
Latvia	Latvijas Mobilais Telefons	534	25	—	—
Eurasia	Kcell, Azercell, Geocell, Moldcell	2,385	84	—	—

Total		11,957	44	8,061	1,691

Associated companies
Latvia	Lattelekom	—	—	654	19
Estonia	EMT, Elion	478	38	445	57
Russia	MegaFon	6,175	36	—	—
Turkey	Turkcell	19,000	75	—	—

Total		25,653	65	1,099	76

(1)
Excluding external service providers that operate in our networks

(2)
Number of equivalent fixed network subscriptions

        The following table sets forth our net sales by reporting unit for the year ended December 31, 2003, excluding Telia Mobile Finland, Telia's mobile business in Finland, and Com Hem, Telia's Swedish cable TV business, both of which have been sold:

Reporting Unit(1)	Net sales
(SEK in millions)
Sweden	42,364
Finland	17,697
Norway	6,081
Denmark	3,278
Baltic countries	5,881
Eurasia	2,742
TeliaSonera International Carrier	4,892
TeliaSonera Holding	1,982
Corporate and eliminations	(3,145)

Total	81,772

(1)
Our reporting units Russia and Turkey consist primarily of our interests in our associated companies MegaFon and Turkcell, respectively, which we account for under the equity method, and which do not affect our net sales.

        Since the merger of Telia and Sonera in December 2002, we have substantially completed the integration of the two operations, implemented a new governance model, and at the same time reduced our cost and capital expenditure levels and improved our profitability significantly. Our efforts to gain synergies expected as a result of the merger have also progressed faster than planned at the time of the announcement of the completion of the merger. See "Item 5.A Operating Results—Synergies from the Merger."

  Strategic Focus

        Our principal strategic goals are:

        Pursue Profitable Growth in Existing Markets.    We are the leading telecommunications provider in the Nordic and Baltic region as well as a leading mobile operator in Eurasia, Turkey and Russia. Our main strategic focus is on further developing our position in these markets, where we remain committed to pursuing profitable growth.

        Seek Majority Control of Associated Companies.    As an important part of our strategy, we will seek, to the greatest extent practicable in light of the realities of the local markets, to increase our percentage ownership in our associated companies. We believe that obtaining a controlling interest in our operating companies is important, particularly in the Baltic region, to fully extract economies of scale, and to continue to develop our position in these markets in parallel with our position in the Nordic markets.

        Fortify our Position in our Home Markets.    We continue to view our home market as the Nordic and Baltic countries. In Sweden, Finland and in the three Baltic countries, we will continue to develop our offering of a full range of telecommunications services. In Norway and Denmark, we will continue to offer our customers a focused product portfolio. Our intention is to fortify our position in our home market by continuing to simplify our services and improving customer service. Our wide range of products and services, in combination with our broad customer base, lays the foundation for effective packaging and increased cross-selling of services. Through our strong local presence, we also aim at enhancing our pan-Nordic communications services.

        Continue to Develop Innovative and Practical Services.    We seek to continue to develop innovative service and product offerings in order to satisfy our customers' need for easy-to-use, practical services and to involve customers early on in the development process. We aim to make all of our products and services easy to understand, easy to buy and easy to use. In order to hone our competitive edge without endangering profitability, we will aim to continue to adapt our cost structures to market conditions in various customer segments.

        Participate in the Consolidation of the European Telecommunications Service Industry.    Our strong financial position, together with our experience in implementing a successful cross-border merger, provides a strong platform from which we aim to take an active role in the consolidation of the European telecommunications services industry. Our starting point is to build on or increase our strength in our Nordic and Baltic home market, if and when the right opportunity occurs. We only intend to pursue acquisitions that are value enhancing and fulfil our financial return requirements and which do not jeopardize our solid financial position.

  Business Structure

        Following the completion of the merger of Telia and Sonera, we regrouped our reporting units principally along geographical lines into: Sweden, Finland, Norway, Denmark, the Baltic countries, Eurasia, Russia, Turkey, TeliaSonera International Carrier and TeliaSonera Holding.

        We operate as an integrated company with a high degree of central management which, among other things, exercises control of overall strategic issues, synergies and improvements within the different profit centers. Responsibility for profitability and day-to-day operations is, on the other hand, decentralized, and has been assigned to four geographic profit centers:

  •
  TeliaSonera Sweden,

  •
  TeliaSonera Finland,

  •
  TeliaSonera Norway, Denmark, Baltic countries, and

  •
  TeliaSonera International, which comprises Eurasia, Russia, Turkey and TeliaSonera International Carrier.

        * Corporate Headquarters (which includes TeliaSonera Holding)                ** Profit Centers

        Our reporting unit TeliaSonera Holding is overseen by our Chief Financial Officer and included within Corporate Headquarters for management purposes.

        The geographic profit centers have full operational responsibility and are responsible for customer satisfaction and profitability within their individual areas.

        The profit centers TeliaSonera Sweden and TeliaSonera Finland have similar organizations. In these markets, where we offer a complete range of services, we have established four separate customer segments: Consumer, Business, Large Corporate Customers and Operators. The Consumer segment focuses on the consumer market, our Business segment is responsible for small and medium-sized companies, our Large Corporate Customer segment serves large companies and organizations, and our Operators segment targets service operators. The customer segments are responsible for the customer offerings as a whole and their task is to ensure both profitability and customer satisfaction within their own segment.

        Within our profit centers TeliaSonera Sweden and TeliaSonera Finland, we have also established two functional units: (1) Products and Services and (2) Networks and Production, which have responsibility for our group-wide product range and our network platforms. The Networks and Production unit is also responsible for our Operators segment. In accordance with our commitments to the European Union, our network operations in Sweden and Finland are kept legally separated from our retail services business.

        Within other geographic profit centers, our operations are organized based on our offerings in each market and vary according to the demands of the local market.

        The geographic profit centers are responsible for all operational resources, including marketing, sales, product and service development as well as production and network operations. The profit centers make operational decisions within the framework of centrally established strategies, development plans and operational plans, and pricing, purchasing and investment priorities.

        We have also established two Group-wide units: (1) Marketing, Products and Services and (2) Networks and Technology.

        The Marketing, Products and Services unit has overall responsibility for our product and service development. This responsibility comprises objectives and strategies within the area and includes responsibility for common products and services, common research and development, brand strategies, price policies, pan-Nordic services and joint campaigns. The unit is also responsible for approving requested deviations from centrally determined plans. In an effort to enhance services to business customers in Sweden and Finland with substantial multinational operations, the Group-wide unit is also currently responsible for coordinating our activities and resources for approximately 20 of such customers. The operational sales resources, however, fall under the responsibility of the geographic profit centers where revenues and costs are recorded for these customers.

        The Networks and Technology unit has overall responsibility for our telecommunications platforms and IT systems as well as for purchasing and contracts with key suppliers.

        Additionally, we have created several competence centers to focus on high-priority areas for our business. A competence center consists of specialists with expertise within a particular technology or product or service area. These include, for example, service competence centers focused on subscription products, messaging products and data networking solutions; business competence centers focused on billing, customer relationship management and enterprise resource planning systems; technical competence centers such as architecture and strategy, multiservice backbone and access and VPN; and sourcing competence centers taking care of the purchasing for the whole group. The competence centers are commissioned by the Group as a whole, but are organized under the geographic profit centers and serve to unify networks, products and services, which is essential for exploiting synergies. Competence centers provide data to the Group-wide units, which then establish strategies and development targets in different areas. The strategies and targets comprise the framework for the developmental efforts of the geographic profit centers, which is also where the costs for the competence centers are reported.

  Sweden

  Overview

        We offer a wide range of services for businesses, consumers and organizations in Sweden and also provide wholesale services to operators and service providers. We do business on the retail market under the brands Telia and Halebop and market wholesale products under the brand Skanova. We also have extensive distribution channels in Sweden with our own customer service and retail shops, an Internet-based sales platform and a far-reaching network of resellers, from chain electronics stores to specialized retailers. We are the leader in Sweden within all our product areas. The Swedish market represented approximately half of our consolidated net sales in 2003.

        Sweden has nearly nine million inhabitants. Swedish trade and industry is characterized by a large number of multinational companies and, like most developed western economies, the service sector makes up a large part of the gross domestic product (GDP). Competition on the Swedish telecommunications market is well-developed and penetration rates are high. According to our estimates, the penetration rates in Sweden at the end of 2003 were as follows: mobile communications—approximately 98 percent of the population, fixed voice—approximately 72 percent of the population, Internet access—approximately 36 percent of the population and broadband access—approximately 11 percent of the population. The Swedish fixed voice market is marked by intense competition. In recent years, there has also been a significant increase in pricing pressure in the mobile telecommunications and Internet/broadband market.

        The Swedish telecommunications market continues to exhibit growth in the areas of mobile, broadband and advanced data communications. On the other hand, fixed voice services and traditional data services are declining, largely due to the migration from fixed to mobile communications and migration from traditional data communication capacity services to IP based network solutions.

  Mobile Communications

        We have the most extensive mobile communications network infrastructure in Sweden. Our GSM network covers nearly 100 percent of the Swedish population and 75 percent of the country geographically. Alongside the GSM network, we also operate an analog network with good coverage in the sparsely populated mountains and archipelagos of Sweden. In 2003, mobile communications represented 29 percent of our net sales in Sweden.

        In 2003, we increased the number of mobile customers by 234,000 to 3,838,000 and the number of customers via service providers by 43,000 to 131,000. We strengthened our leading position on the Swedish mobile market and estimate that our market share at the end of 2003 was approximately 52 percent. Pre-paid subscriptions accounted for 53 percent of our GSM customers at the end of 2003. Our main competitors in the Swedish market are Tele2 and Vodafone.

        Our average subscriber usage in Sweden decreased from 130 minutes per month in 2002 to 128 minutes in 2003, and our average revenue per user per month in Sweden decreased from SEK 277 in 2002 to SEK 272 in 2003, in both cases, principally due to the growing number of pre-paid subscriptions as a percentage of our total subscriptions.

        We have access to one of four UMTS licenses awarded in Sweden through our network sharing agreement with Tele2. The network sharing agreement gives us access to the UMTS license held by Svenska UMTS-nät AB, a company we own jointly with Tele2. To secure future capacity for third generation services for the longer term, Svenska UMTS-nät intends to buy the Swedish license held by the mobile operator Orange. For a further discussion of our UMTS joint venture in Sweden, see "Item 10.C Material Contracts."

        In March 2004, we launched third generation services commercially in Sweden. Our UMTS network currently covers more than 75 percent of the Swedish population. All of our Swedish GSM customers will have access to our UMTS network at no extra cost. At present, there are discussions going on between the third generation service operators and the Swedish authorities regarding the conditions of the UMTS licenses and we are actively working to achieve an understanding concerning the need for a proper balance between commercial and technical freedom in the introduction of third generation services in Sweden.

  Fixed Communications

        We are the leading provider of fixed communications in Sweden, including fixed access, fixed voice, wholesale, data, Internet and broadband communications.

        During 2003, the number of our fixed voice subscriptions in Sweden fell by 126,000 to 5,432,000 and the number of our ISDN channel subscriptions dropped by 59,000 to 824,000. At the beginning of 2004, we acquired approximately 37,000 voice and Internet customers from the Nordic power company Fortum.

        While we have gradually lost market share within the Swedish fixed voice market in recent years, we remain the leading provider in Sweden. We estimate that our market share in the Swedish fixed voice market (including the access market) was approximately 70 percent at year-end 2003. Our networks carry over 50 percent of Sweden's domestic fixed traffic and approximately 40 percent of its international traffic. Our main competitors within fixed voice are Tele2, Telenor, ACN, MCI Corporation, Glocalnet and Song Networks.

        We are the leader in Sweden in both the dial-up Internet access and broadband access market, in which we estimate having a market share at the end of 2003 of approximately 44 percent. During 2003, our broadband customer base increased by 78,000 to 399,000 and our total Internet access customer base increased by 138,000 to 1,222,000 at the end of 2003.

        The data communications market continues to evolve in Sweden, with integrated data network solutions based on Internet (IP) technology gaining customers at the expense of services based on traditional technologies. We estimate that our share of the data communications market at the end of 2003 was approximately 60 percent.

        We own and operate one of six domestic nation-wide fixed networks in Sweden. We have the most extensive and sophisticated networks for fixed voice, data communications, Internet and broadband in Sweden. Our fixed local access network reaches essentially all households and businesses in Sweden and we can offer digital accesses to most of our customers. We have fibre-optic networks in all major cities in Sweden and a well-developed regional structure largely comprised of fibre-optic lines. We are also the leading network wholesaler in Sweden.

  Finland

  Overview

        We are the leading telecommunications provider in the Finnish market, offering an extensive product portfolio under the Sonera brand. We are the leading provider in Finland of mobile, broadband and corporate data services and one of the three largest operators in fixed voice services. We distribute our services in Finland through our own sales force and customer service as well as through external resellers specialized in electronics and telecommunications. We distribute certain of our services in Finland in cooperation with IT companies and system integrators. Our main competitors are Elisa Communications and the Finnet Group, along with a number of smaller operators and IT providers.

        Finland has well-developed trade and industry based on its traditional forestry, engineering and metal industries. The rapid-growth domestic telecommunications and electronics industries have taken a more prominent role in the last decade, however, and have expanded to employ an increasing share of the country's five million inhabitants.

        Finland has an advanced telecommunications market with high penetration rates and usage of telecommunications services. According to our estimates, the penetration rates in Finland at the end of 2003 were as follows: mobile communications—approximately 90 percent of the population, fixed voice—approximately 50 percent of the population, consumer Internet access—approximately 22 percent of the population and consumer broadband access—approximately nine percent of the population. The Finnish mobile market is distinguished by its relatively low proportion of prepaid subscriptions and the fact that as many as 35 percent of households use only mobile communications.

        On the Finnish telecommunications market, the growth in mobile subscription penetration witnessed in earlier years is subsiding, but there is a continuous growth trend in mobile services usage, both in voice and data services. Broadband Internet access services in Finland are exhibiting strong growth. Traditional fixed voice services in Finland have been marked by slow declines due to migration to mobile and broadband services.

  Mobile Communications

        We are the leading mobile operator in Finland, with a high-quality GSM network and a broad range of mobile services. Our GSM network covers 99 percent of the Finnish population and 97 percent of the geographic area. In 2003, mobile communications represented over 60 percent of our net sales in Finland.

        In 2003, our mobile subscriptions in Finland decreased by 62,000 to 2,428,000, principally due to a decline in our consumer segment customers. On the other hand, the number of subscriptions of external service providers operating in our network increased by 142,000 to 177,000. In 2003, fewer than two percent of our mobile subscriptions were pre-paid subscriptions. We estimate that our market share of the Finnish mobile market at the end of 2003 was over 50 percent

        In the Finnish market we compete principally with Radiolinja (Elisa) and DNA (Finnet), the largest Finnish providers having their own networks, as well as a number of service providers. Four of the Finnish mobile service providers, including the largest providers ACN and Saunalahti, buy capacity from our network. We hold one of four UMTS licenses in Finland, with the other three licenses being held by Radiolinja Origo, Suomen 3G Oy (owned by Tele2 AB) and Finnet Verkot Oy.

        The implementation of number portability in Finland on July 25, 2003, led to intense activity on the market, leading operators to launch a wide range of special offers to tie in customers, including free airtime and giveaways. During the year, approximately 313,000 mobile customers switched operators.

        Our average subscriber usage in Finland increased from 151 minutes per month in 2002 to 160 minutes in 2003, mainly due to the general trend of voice traffic moving from fixed to mobile. Despite increased usage, our average revenue per user per month in Finland decreased from €40.0 in 2002 to €39.2 in 2003, due in part to price erosion that outweighed the increase in usage of mobile voice and non-voice services.

        To improve our competitive position, we launched Sonera One on October 1, 2003. Sonera One is a single-rate domestic calling and SMS service. In addition, to accelerate the launch of our high-speed mobile data services, we introduced EDGE (Enhanced Data rates for GSM Evolution) in the Finnish GSM network. EDGE is currently available in major urban areas, and it will increase the transmission rate of the network by two to three times compared to current high-speed mobile data services (General Packet Radio Service, GPRS). We are continuing to build and test our UMTS network in Finland and plan to open the network for commercial use as soon as the technology is sufficiently mature. We have launched precommercial UMTS network services in 18 localities in Finland and currently have over 1,000 users.

  Fixed Communications

        The local fixed communications market in Finland is extremely fragmented. Approximately 50 operators offer local voice on local networks within their own geographic areas. Most of these operators belong to Finnet Group or Elisa. Approximately ten providers offer domestic and international services in Finland, of which the five largest—ourselves, Finnet Group, Song Networks, Saunalahti Group and Elisa—have their own domestic transport networks.

        Our local fixed networks were previously concentrated in the northern and eastern parts of Finland. In the beginning of 2003, our local networks covered 74 percent of the country geographically, but only 26 percent of the population. During 2003, we strengthened our local presence through the acquisition of Auria, a fixed network operator with a strong presence in south-western Finland. The acquisition gave us 126,000 new fixed-line equivalent subscriptions in Finland and our local networks now cover 31 percent of the Finnish population. The total number of fixed line equivalent subscriptions in our network in Finland was 804,000 at the end of 2003.

        Our strategy in Finland is to offer a complete range of fixed line services for all customers within our own local network areas. Within other local areas, we act selectively and focus primarily on providing services to large corporate customers and business customers. We also offer long distance voice and international voice, and dial-up Internet services nation-wide. We only offer broadband Internet services in certain areas, including the Helsinki area.

        In Finland, as in many other countries, the number of fixed voice subscriptions is falling as customers migrate to mobile communications. The acquisition of Auria, however, increased our number of voice subscriptions and we estimate that our market share of the total fixed voice market increased from 30 percent in 2002 to 32 percent in 2003. Within the Finnish domestic long distance and international calling market, our traffic market shares in 2003 remained stable at approximately 38 and 55 percent, respectively. We are also a major provider of traffic and network capacity on the Finnish wholesale market.

        We are the leading provider of Internet access services on the Finnish market, with an estimated market share of approximately 32 percent. In 2003, the number of our broadband customers in Finland increased by 68,000 to 150,000.

  Norway

        We are the second largest mobile operator on the Norwegian market, where we offer a broad spectrum of mobile services through our wholly owned subsidiary NetCom. Norway has a population of approximately 4.5 million and a penetration rate of approximately 89 percent of the population at the end of 2003.

        Our estimated mobile market share in Norway, where we compete principally with the incumbent provider Telenor, is approximately 30 percent. Our GSM network covers approximately 98 percent of the population. We, Telenor and 3 each have a UMTS license. Our 3G network is under construction, but we have not yet determined the timing of the launch for our 3G services.

        Our mobile customer base in Norway increased by 107,000 in 2003 to 1,195,000 while the number of customers via our service providers remained unchanged at 90,000. Pre-paid subscriptions accounted for 48 percent of our Norwegian customers at the end of 2003.

  Denmark

        We offer both mobile and fixed services, cable TV services and broadband Internet access in Denmark. We offer mobile and fixed voice services under the Telia brand and cable TV and broadband services under the Telia Stofa brand.

        Denmark has 5.4 million inhabitants. According to our estimates, the penetration rates in Denmark at the end of 2003 were as follows: mobile communications—approximately 89 percent of the population, fixed voice—approximately 67 percent of the population, and broadband access—approximately 12 percent of the population.

        We recorded growth in net sales and a significant reduction in our operating loss in Denmark in 2003 as compared to 2002.

  Mobile Communications

        In 2003, our mobile customer base in Denmark increased by 59,000 to 525,000 and we estimate that our share of the Danish mobile market was approximately ten percent. Our GSM network covers approximately 98 percent of the Danish population. We hold one of four licenses for 3G services in Denmark but have yet to commercially launch 3G services in Denmark.

        The Danish mobile market is highly competitive. Our competitors include TDC, Sonofon, Orange and 3, each of which offer mobile services through their own networks. We also compete with a number of service providers, including Debitel and Telmore.

  Fixed Communications

        To improve profitability in our Danish fixed line operations, we restructured the business in 2003. We currently offer fixed voice subscriptions, pre-selection subscriptions and Internet access subscriptions to consumers and business customers. For business customers, we also offer a limited selection of data communications services, including IP-VPN. We are the third largest provider of fixed voice to end users, with 172,000 fixed line customers at the end of 2003.

        Since we have a nationwide backbone network in Denmark, we also offer wholesale network services to operators and service providers. We are the second largest provider of fixed wholesale services in the Danish market.

        We are Denmark's second largest cable TV operator with 195,000 cable TV customers at the end of 2003, and estimate that our share of this market was approximately 12 percent at the end of 2003. We also offer broadband Internet access. In 2003, the number of our broadband customers increased by 23,000 to 104,000, making us the second largest broadband provider in Denmark with an estimated market share of 17 percent at the end of 2003.

  The Baltic Countries

        We made our first investment in the Baltic countries in 1991, and are currently the leading telecommunications company in the region. In the Baltic countries, we operate through both majority and minority owned companies, within both mobile and fixed communications, each of which are leaders in their markets.

        All forms of telecommunications services in the Baltic countries are deregulated. Penetration rates in the Baltic countries for fixed communications are significantly lower than the European average, while mobile penetration rates are relatively high. GDP growth in the Baltic countries is among the highest in Europe, which has had a positive impact on the development of the telecommunications sector.

        In 2003, we continued to develop our mobile operations in the Baltic countries and started to redirect our fixed line operations. With the slow-down in growth of the traditional fixed line business in the Baltic region, we have turned our focus to offering data communications, including Internet and broadband services, as well as reducing costs to increase our competitiveness.

        An important part of our Baltic region strategy is to increase the ownership in our Baltic operators to enhance opportunities for synergies and economies of scale. In 2003, for instance, we purchased Motorola's interest in the Lithuanian mobile operator Omnitel and now hold 90 percent of the company. In addition, we recently made a public bid for the remaining shares of Eesti Telekom, an Estonian company in which we currently hold a 49 percent interest. The value of the bid for the remaining 51 percent, of which the Republic of Estonia holds an approximate of 27 percent, amounts to €500 million. Our bid is conditioned on us obtaining a minimum of 85 percent of the shares of Eesti Telekom and that the Estonian Competition Authority approves the transaction.

  Lithuania

        With a population of 3.5 million, Lithuania is the largest of the Baltic countries. According to our estimates, the penetration rates in Lithuania at the end of 2003 were as follows: mobile communications—approximately 62 percent of the population, fixed line—approximately 25 percent of the population, and broadband access—approximately one percent of the population.

        We offer telecommunications services in Lithuania through the mobile operator Omnitel, in which we hold a 90 percent interest, and the fixed line operator Lietuvos Telekomas, in which we hold a 60 percent interest. Omnitel has an estimated 50 percent share of the Lithuanian mobile market. In 2003, Omnitel increased its customer base by 202,000 to 1,052,000 customers.

        Lietuvos Telekomas is the leading provider of fixed line telecommunications services in Lithuania. In 2003, the aggregate number of fixed voice customers of Lietuvos Telekomas fell by 107,000 to 829,000, while the number of Lietuvos Telekomas' broadband (ADSL) customers increased by 14,000 to 25,000. The decline in fixed voice customers was due to strong competition from the mobile sector, which also resulted in declines in price levels. We are currently working with Lietuvos Telekomas to restructure its operations and improve its operating performance. Lietuvos Telekomas is listed on the Vilnius and London stock exchanges.

  Latvia

        In Latvia, we offer mobile communications services through Latvijas Mobilais Telefons (LMT) and fixed line services through Lattelekom. We currently hold 60.3 percent of LMT, directly and indirectly, and 49 percent of Lattelekom.

        Latvia has a population of 2.4 million. According to our estimates, the penetration rates in Latvia at the end of 2003 were as follows: mobile communications—approximately 52 percent of the population, fixed line—approximately 31 percent of the population, and broadband access—approximately one percent of the population.

        Both LMT and Lattelekom are the largest operators in Latvia in their respective markets, with estimated market shares at the end of 2003 of 48 and 99 percent, respectively. LMT's main competitors are Tele2 and Zetcom, while Lattelekom faces limited competition from small Internet service providers, cable TV operators and energy companies.

        In 2003, LMT increased its customer base by 87,000 to 534,000. LMT began offering GPRS services in 2003 and expects to launch commercial 3G services in 2004. In 2003, the aggregate number of fixed voice customers of Lattelekom fell by 47,000 to 654,000, while the number of Lattelekom's broadband (ADSL) customers increased by 9,000 to 19,000. In 2003, Lattelekom successfully carried out a cost reduction program and increased its efforts to develop its Internet and data communications services.

  Estonia

        In Estonia, we offer mobile services through EMT and fixed line services through Elion. The companies are wholly owned by Eesti Telekom, in which we hold a 49 percent interest and have made a bid for the remaining 51 percent. Eesti Telekom is listed on the Tallinn and London stock exchanges. Both EMT and Elion are the largest operators in Estonia in their respective markets. To further strengthen their competitive position, EMT and Elion have coordinated their distribution channels and put together a joint customer offering.

        Estonia is the smallest country in the Baltic region with a population of 1.4 million. According to our estimates, the penetration rates in Estonia at the end of 2003 were as follows: mobile communications—approximately 77 percent of the population, fixed line—approximately 33 percent of the population, and Internet and broadband access—approximately 15 percent of the population.

        In 2003, EMT increased its customer base by 50,000 to 478,000. We estimate that EMT had a market share of approximately 47 percent in Estonia at the end of 2003. Its main competitors are Tele2 Eesti and Radiolinja Eesti. EMT is a forerunner in creating new, innovative mobile services. For example, in 2003 EMT introduced services that enable customers to pay for local transportation, parking and other types of services. EMT holds one of three 3G licenses in Estonia and expects to launch commercial 3G services in 2005. It is expected that Estonia will auction a fourth 3G license during 2004.

        In 2003, Eesti Telefon reprofiled itself and changed its name to Elion. In 2003, the aggregate number of Elion's fixed voice customers fell by 20,000 to 445,000, while the number of Elion's broadband (ADSL) customers increased by 19,000 to 49,000. We estimate that Elion has a market share of over 80 percent of the Estonian market. Elion's main competitors are Uninet and Tele2.

  Eurasia

        Fintur, in which we have a direct and indirect 74 percent interest, operates in four Eurasian markets: Kazakhstan, Azerbaijan, Georgia and Moldova. All four countries have low telecommunications penetration rates, and thus present good growth opportunities, especially in the mobile sector. At the end of 2003, Fintur had 2.4 million mobile customers, which represents an increase of 48 percent from year-end 2002. Fintur's other major shareholder is Turkcell, our associated company in Turkey.

  Kazakhstan

        Kazakhstan, the world's ninth largest country by geographic area, which has almost 16 million inhabitants, is Fintur's largest market, accounting for 49 percent of Fintur's net sales in 2003. In Kazakhstan, Fintur owns 51 percent of the country's leading mobile operator, KCell, which had a market share of over 70 percent at the end of 2003. At the end of 2003, KCell had 990,000 customers, an increase of 61 percent from year-end 2002. Kcell has the most extensive network coverage of the three mobile providers operating in the country. KCell was the first operator to introduce high-speed mobile data services (GPRS) and MMS in Kazakhstan.

  Azerbaijan

        Fintur owns 51.3 percent of Azercell, the leading operator in Azerbaijan, with a market share of approximately 86 percent at the end of 2003. At the end of 2003, Azercell had 912,000 customers, an increase of 36 percent from year-end 2002. Azerbaijan, with a population of eight million, has one of the highest mobile penetration rates, estimated at 13 percent of the population at the end of 2003, among the former Soviet republics. Azercell has an extensive network that covers 95 percent of the population in Azerbaijan. Azercell expects to launch MMS and GPRS services in 2004.

  Georgia

        Fintur owns 83.2 percent of Geocell, which is the second largest mobile operator in Georgia with an estimated market share of approximately 44 percent at the end of 2003. At the end of 2003, Geocell had 307,000 customers, an increase of 55 percent from year-end 2002. Geocell's goal is to overtake the subscriber levels of the leading mobile operator in Georgia, Magticom, in the near future.

  Moldova

        Fintur holds 100 percent of Moldcell, which has an estimated share of the Moldovan market of approximately 50 percent. The other provider operating in Moldova is Voxtel. At the end of 2003, Moldcell had 176,000 customers, an increase of 33 percent from year-end 2002. Moldcell plans to launch GPRS services and MMS in 2004. At the end of 2003, Moldova had approximately 3.5 million inhabitants (excluding Transnistria).

  Russia

        We have a combined direct and indirect 43.8 percent interest in MegaFon, the third largest mobile operator in Russia. The mobile communications market in Russia has continued to grow rapidly, as evidenced by an increase in the penetration rate level from 12 percent of the population at the end of 2002 to 25 percent at the end of 2003. At the end of 2003, MegaFon had approximately 6.2 million customers in Russia, an increase of approximately 100 percent as compared to year-end 2002.

        MegaFon is a pan-Russian operator mainly concentrated in the St. Petersburg region, Moscow, the Caucasus in the Southern Region, the Volga region, and the Urals. MegaFon's nationwide GSM licenses, covering all of Russia's 89 regions, provide MegaFon access to a total population of about 145 million. MegaFon had an estimated market share of 17.5 percent in Russia at the end of 2003. The company's strongest position is the northwestern part of Russia, where its market share exceeds 50 percent. Following the launch of services in Siberia at the end of 2003 and in the Far East in March 2004, MegaFon now has commercial operations in all major regions in Russia. MegaFon's main competitors, both pan-Russian, are MTS and Vimpelcom, in which the largest foreign owners are Deutsche Telekom and Telenor, respectively.

        MegaFon's strategy is to maintain its leading market position in the northwestern region, strengthen its position in Moscow and in the North Caucasus region, and expand operations and gain market share in other regions. We aim to achieve majority control in MegaFon by increasing our shareholding in the company to the extent reasonably practicable and in keeping with our overall strategic goal of profitable growth.

        In 2003, MegaFon introduced MMS, GPRS and other advanced services, including positioning services in Moscow and St. Petersburg. MegaFon aims to launch more advanced services as the market matures.

        In August 2003, Alfa-Eco Group announced it had acquired a 25.1 interest stake in MegaFon through CT Mobile. In the autumn of 2003, IPOC International Growth Fund Ltd., the owner of 6.5 percent of MegaFon's shares, announced that it had a priority interest in the shares Alfa-Eco Group allegedly acquired and initiated legal proceedings asserting its right to the shares claimed by the Alfa-Eco Group. TeliaSonera is not a party in these disputes. In 2003, IPOC also brought arbitral proceedings against us for alleged breach of the shareholders' agreement relating to MegaFon. Until these shareholder issues are resolved, it may be difficult for MegaFon to seek outside financing for its growth plans.

  Turkey

        We have a direct and indirect 37.3 percent interest in Turkcell, the largest mobile operator in Turkey. The mobile communications market in Turkey continues to grow, as evidenced by an increase in the penetration rate level from 35 percent of the population at the end of 2002 to 40 percent at the end of 2003. At the end of 2003, Turkcell had approximately 19 million customers, an increase of approximately 3.3 million as compared to year-end 2002. Turkey has 71 million inhabitants.

        The other major shareholder is Cukurova Group, an industry conglomerate in Turkey, which has a 41.8 percent interest in Turkcell. In 2003, we had a dispute with Cukurova regarding its proposal to carry out certain affiliated party transactions with Turkcell and the subsequent attempt by a Cukurova-nominated statutory auditor to change the composition of Turkcell's board of directors. We successfully opposed these initiatives and have continually aimed to adopt an appropriate corporate governance model for Turkcell. In line with our overall strategic goals, we will seek to obtain a controlling interest in Turkcell to the extent reasonably practicable and in keeping with our overall strategic goal of profitable growth.

        Under the terms of its GSM license, Turkcell is obligated to pay an ongoing license fee, equal to 15 percent of its monthly gross revenues, to the Treasury of Turkey. The license also gives the Turkish Ministry of Communications certain powers to set and approve charges for GSM services provided by Turkcell. Separately, since 1999, Turkcell has also been obligated to charge subscribers a 25 percent communications tax on behalf of the Turkish government.

        Turkcell offers a wide range of services, including high-speed mobile data service (GPRS) and MMS. The GSM network covers practically all areas in the country with significant numbers of inhabitants. Turkey has not yet made any firm announcements regarding the granting of UMTS licenses. Turkcell currently faces competition from Telsim and TT&TIM.

        In late 2003, Turkcell decided to establish a new subsidiary in the Ukraine with a local partner which has a nationwide GSM 1800 license. In early 2004, the Turkcell-led consortium won a nationwide GSM 900/1800 license tender in Iran. The consortium expects to be awarded the license upon the payment of the license fee of €300 million and the signing of a license agreement with the regulatory authorities in Iran.

        Turkcell is presently subject to a number of legal and regulatory proceedings that may have a material adverse effect on its business, financial condition and results of operations, which could, in turn, have a negative impact on our results of operations. See "Item 8.A.7 Legal and Regulatory Proceedings."

  International Carrier

        We are one of the leading providers of wholesale services on the European market. The merger of Telia and Sonera strengthened our position in the Nordic and Baltic regions and in the western part of Russia, where we are the largest provider of wholesale services. We also have a strong position in the wholesale telecommunications market in Central and Western Europe and with respect to trans-Atlantic traffic.

        We offer international IP, capacity and voice services on a wholesale basis. We provide services principally to larger operators, service providers and system integrators that demand international wholesale telecommunications products. Our services are based on our international infrastructure, the Viking Network, which has been adapted for sophisticated broadband communications and offers connections to selected international traffic aggregation points in Europe.

  •
  Our wholesale IP services include data transit services featuring three options: (1) GlobalConnect with full access to the global Internet, (2) EuroConnect with access to European destinations only, and (3) ContentConnect with access to our directly connected Internet customer networks. We are also the first non-U.S. IP provider to offer a direct connection to the largest global Internet networks (global Tier 1 networks).

  •
  Our capacity services include SDH services, wavelength services and Ethernet services.

  •
  Our voice services include Premium Voice, which is a high quality voice service. We offer voice connections to operators using both the traditional bilateral volume service and trading services on the spot market. We offer direct international voice services to over one hundred destinations and are a successful trader in international voice minutes.

        Former Telia's carrier operations were restructured in 2003, at which point we trimmed the focus of the business to concentrate on sales of IP, voice and capacity services on the profitable part of our wholly owned network in Europe and across the Atlantic. As a result of the restructuring, the profitability of our carrier operations improved substantially in 2003. Net sales, however, decreased in 2003 due to the phase-out of our Asian operations, our domestic capacity operations in the United States and our domestic voice reseller operations in the United Kingdom and Germany.

        The carrier market was characterized by continued uncertainty in 2003. We expect current market conditions to prevail during 2004, with continued volume growth and substantial price erosion due to surplus capacity on the market. Our objective is to be the European international wholesale carrier of choice and a profitable provider of wholesale services.

  TeliaSonera Holding

        TeliaSonera Holding is responsible for the management of our non-core/non-strategic operations. Currently, TeliaSonera Holding manages approximately 200 investments, including investments in subsidiaries, associated companies and other minority holdings.

        Our overall goal is to restructure, wind up, liquidate or sell all or a portion of our interest in the businesses managed by TeliaSonera Holding. In addition, we may also from time to time transfer non-core businesses from our profit centers to be managed by TeliaSonera Holding.

        Some of the most significant companies managed by TeliaSonera Holding, in terms of annual revenues and customers, are the following:

  •
  Telefos Group, in which we have a 49 percent interest, includes Swedia Networks AB and Validation AB, among other companies. Swedia is a telecommunications construction company and Validation is a company that specializes in the testing and integration of products and product support systems. In 2003, the Telefos Group had net sales of SEK 4,258 million.

  •
  Sonera Zed is a wholly owned international mobile services business. Zed's entertainment and information services are currently available through mobile operators in six countries. Zed recorded net sales of approximately SEK 750 million for the year ended December 31, 2003, mainly from SMS based services.

  •
  Sähkötaso, Veikon Kone and Turun Konemyynti are part of the Auria Group of companies, in which we acquired a majority interest in 2003. These three companies operate a chain of 17 retail stores in Finland that sell home electronics products and services including telecommunications services and equipment. In 2003, these three companies recorded total net sales of SEK 576 million.

  •
  SmartTrust AB specializes in providing infrastructure software for managing and securing wireless services. SmartTrust's main customers are wireless operators. SmartTrust recorded net sales of SEK 296 million for the year ended December 31, 2003, mainly from licensing fees. We hold a 46 percent interest in SmartTrust.

  •
  Unite AB, our wholly owned subsidiary, develops and maintains security services, including risk management, information security and fire protection. In 2003, Unite had net sales of SEK 137 million. Currently, TeliaSonera accounts for approximately 80 percent of Unite's annual net sales.

        We presently maintain significant and continuing commercial and financial relationships with some of the companies in which we have sold our interest in part or entirely. We also have commitments to purchase pre-determined levels of products and services from some of these companies. See "Item 7.B Related Party Transactions."

        In addition, TeliaSonera Holding manages our non-core investments in several telecommunications companies outside our home market. These include the following:

  •
  Infonet Services Corporation. We hold an approximate 20 percent shareholding in Infonet, a leading provider of cross-border managed data communications. Infonet provides nearly 3,000 companies worldwide with data communication services.

  •
  International Portfolio of Overseas Telecom AB. Overseas Telecom, an associated company in which we control 42 percent of the voting power, currently holds interests in mobile and fixed line operators in Namibia, Sri Lanka and Uganda, and seeks to sell these holdings.

  •
  European UMTS minority investments. We have made investments, together with partners, in UMTS licenses in Germany, Italy and Spain. We have previously written off the carrying values of these investments. We have also taken a number of steps to limit our future financial exposure to our UMTS investments. We have certain remaining commitments in relation to our European UMTS investments. See "Item 5.F Contractual Obligations."

  Networks and Infrastructure

  GSM Network

        As of December 31, 2003, our GSM network had the following coverage in the Nordic countries:

  •
  Sweden: approximately 99 percent of the population,

  •
  Finland: approximately 99 percent of the population,

  •
  Norway: approximately 98 percent of the population, and

  •
  Denmark: approximately 98 percent of the population.

  UMTS Network

        We have UMTS licenses in Finland, Norway and Denmark, and access to a UMTS license in Sweden through our network sharing agreement with Tele2. In the Baltic countries, we have a UMTS license in Latvia and our associated company AS EMT has a UMTS license in Estonia. No UMTS licenses have yet been issued in Lithuania.

        Our network sharing agreement in Sweden, established in 2001, gives us access to the UMTS license of our Swedish associated company, Svenska UMTS-nät. In March 2003, Svenska UMTS-nät requested the Swedish regulators to amend its UMTS license by pushing back the date by which our and Tele2's UMTS network must be completed. Svenska UMTS-nät has cited the difficulty in receiving required building permits and the unavailability of key UMTS technology as the primary reasons for its request. In March 2004, we launched third generation services commercially in Sweden. Our UMTS network currently covers more than 75 percent of the Swedish population and our build-out continues according to plan. To secure future capacity for third generation services, Svenska UMTS-nät has also expressed its willingness to acquire Orange's UMTS license, following Orange's decision not to build a UMTS network in Sweden.

        In Finland, we opened our UMTS network for technical testing in January 2002. We have also launched pre-commercial UMTS network services in Finland in main cities and currently have over 1,000 users. We expect to open the UMTS network for commercial use as soon as the handset technology is sufficiently developed.

        We have not yet determined the timing of the launch for our third generation services in Norway and Denmark. We expect to launch third generation services in Latvia during 2004.

  Development Plan

        We view the further development of our networks in the Nordic countries as an ongoing process. We intend to continue building new base stations, adding capacity to existing base stations and updating the technology and functionality of our existing networks in the Nordic countries to meet customer demands regarding coverage, capacity and quality. In addition, we have installed a number of base stations to improve the quality of our network coverage within the offices and production facilities of some of our major corporate customers.

        The implementation of GPRS, EDGE, UMTS and WLAN technology is expected to enable mobile networks to transfer data at sufficient speed to support a wide range of data and media applications. We are actively evaluating the possible applications and services that such technologies will enable. For example, in Finland, we introduced EDGE (Enhanced Data rates for GSM Evolution) in the GSM network to speed up the traditional GPRS (General Packet Radio Service) transmission rates and to accelerate the launch of our high-speed mobile data services. EDGE is currently available in major urban areas in Finland. EDGE increases the transmission rate by up to two or three times the rates achieved by current high-speed mobile data services. We will also continue to build WLAN (Wireless Local Area Network) as a complement to UMTS and other mobile data solutions for Intranet/Internet access and other services. WLAN is a wireless broadband technology that links the user to a local area network.

        We plan on adding additional value added service nodes, to the extent economically beneficial, to our network. We intend to develop our infrastructure in such a way that our services can be reached via a wide array of accesses, such as GSM, UMTS and WLAN. We are also participating in the development of a seamless switch between the networks such that a user will not notice when his or her terminal moves from one network to another.

  Fixed-line Infrastructure

        We believe that our Swedish and Finnish networks are among the most technologically advanced fixed line networks in the world. Our Swedish and Finnish fixed line networks feature:

  •
  All-digital transmission, with regional and trunk transmission based mostly on fiber optic cable infrastructure, which features Synchronous Digital Hierarchy (also known as SDH, the European standard for high speed digital transmission using fiber optic cables) transmission systems and DWDM (Dense Wavelength Division Multiplexing) transmission systems;

  •
  All-digital local, trunk and international switching with wide access to ISDN;

  •
  IP/Ethernet network;

  •
  Wide broadband access; and

  •
  ATM and Frame Relay Network.

        SDH allows for enhanced reliability. Through the use of a stand-by national network and restoration system and self-healing local rings, the SDH optical network is protected against cable failures.

        DWDM technology provides an effective platform for SDH, IP and wavelength services. DWDM is a transmission technique that is capable of operating at transmissions speeds of up to 10 Gbps and is expected in the future to be able to operate at speeds of up to 40 Gbps, multiplying the fiber cable capacity.

        Our existing local networks in Sweden and Finland are fully digitalized. As of December 31, 2003, we had the capability to provide approximately 93 percent of end-users in Sweden and 99 percent of the end-users in Finland in areas where we have our own local network, with ISDN access.

        At the end of 2003, there were 823,000 dial-up and 399,000 broadband subscriptions connected to our Swedish network, and approximately 155,000 residential dial-up and 150,000 broadband subscriptions connected to our Finnish network.

        In 2003, we have, among other things, taken the following measures to increase the functionality of our fixed network:

  •
  We have completed the introduction of MPLS (Multi Protocol Label Switching) in the Nordic IP networks and connected the Swedish and Finnish MPLS networks to establish cross-border IP-VPNs;

  •
  We have started to introduce SDH based cross-connects for improved utilization of the DWDM network in Sweden; and

  •
  We have continued the deployment of an extensive fiber infrastructure in the Swedish rural network to expand our ability to offer broadband services.

  International Network

        We have established a high quality international fiber optic backbone network based on fiber optics and wavelength technology. Our network is based on a fully operational 19,800 kilometer long duct/cable network with repeater stations in Europe. Our network is connected to New York via the transatlantic cable system, TAT 14. In addition, our IP network is a global network with multiple high-speed links as well as extensive interconnections to other Internet carriers across Europe and the United States.

  Competition

  Sweden

        We operate in an increasingly competitive environment in Sweden, with the result that we face strong price pressure with regard to many of our products and services. Sweden was among the first countries in Europe to have liberalized and deregulated its telecommunications market. Currently, entrants face almost no restrictions in providing telecommunications services in Sweden, and a number of non-Swedish controlled entities have entered the Swedish market.

  Mobile Communications

        Our major competitors for mobile communications services in Sweden are the mobile operators Tele2 (Comviq), Vodafone and Hi3G Access AB (operating under the brand name "3") and virtual network operators ACN, Chess and Djuice. In the future, we expect to face competition from additional UMTS operators and mobile service providers. Orange Sverige AB, which has a UMTS license in Sweden, has recently announced its intention to withdraw from the Swedish market. Competition in our mobile communications business in Sweden is currently based primarily on pricing and service quality, including factors such as availability of new services and network coverage.

  Internet and Data Communications

        Our major competitors in the Internet and broadband market in Sweden are Tele2, Telenor, B2 Bredband AB, Com Hem AB, Chello Broadband AB, UPC Sverige AB, Spray and MCI. Of these companies, our primary competitors for broadband access are B2 Bredband, Com Hem, Chello, UPC and Telenor. Our primary competitors in data communications are Telenor, Song Networks, MCI, Equant, Colt and BT Ignite.

  Fixed Voice Services and Fixed Networks

        Our major competitors in fixed voice services in Sweden in the retail sector are Tele2, Telenor, ACN, MCI Corporation, Glocalnet, Song Networks and Ventelo. In the fixed networks wholesale sector, our competitors are Song Networks, Telenor, MCI, Teracom, Banverket, Svenska Kraftnät, Sydkraft and local city nets. We believe that competition for fixed voice services and fixed network services in Sweden will increasingly be based on price.

  Finland

        The telecommunications market in Finland is highly competitive and characterized by successive promotional campaigns and price competition, with the exception of local telephone service where the market is dominated by incumbent local operators that control, with minor exceptions, the local access market.

        Generally, our main competitor in Finland is Elisa Communications, which is the largest local access operator in Finland and whose traditional service area is the Helsinki metropolitan area. Elisa Communications is also the parent of a number of telecommunications companies, including Radiolinja Group, the second largest mobile operator in Finland.

        Another significant competitor in Finland is the Finnet Group, an alliance of local telephone companies, which owns, among other entities, DNA Finland Oy and Finnet Verkot Oy (a mobile network operator).

  Mobile Communications

        Our main competitors for mobile communications services in Finland include Radiolinja Group, DNA Finland Oy and an increasing number of service operators that do not maintain their own network, such as Saunalahti Group and ACN Inc. Service operators significantly increased their share of the Finnish market in 2003. The introduction of mobile number portability in July 2003 has resulted in greater competition in the Finnish market. We consider it likely that our competitors will continue to market their services aggressively and reduce prices for their services in the future. There were four UMTS licenses awarded in Finland: the current license holders are us, Radiolinja Group (owned by Elisa Communications), Suomen 3G Oy (owned by Tele2 AB) and Finnet Group.

  Internet and Data Communications

        The market for Internet and data communications services in Finland is highly competitive. With respect to consumer media services in Finland, including Internet related services, we compete with the Saunalahti Group, MTV3 Oy, Elisa Communications, the Finnet Group and some cable TV operators such as HTV in the capital region, among other competitors. With respect to the provision of Internet access to business customers in Finland, we compete principally with Elisa Communications and the Finnet Group, and expect to face increasing competition from other companies in the future.

        In the data communications services market in Finland, our competitors include Elisa Communications, Finnet Group and Song Networks, among others, and international telecommunications companies that provide data services to large corporate customers in Finland.

  Fixed Voice Services and Fixed Networks

        The local fixed communications market in Finland is extremely fragmented. Approximately 50 operators offer local voice on local networks within their geographic areas. The majority of these local operators belong to either Elisa Communications or Finnet Group. These local operators generally own their own networks and operate mainly in larger cities and towns. Traditionally, there has been only one local operator per area.

        Our primary competitors for long distance voice services in Finland are the Finnet Group, Elisa Communications and Song Networks.

        Our competitors in the provision of international voice services in Finland include Finnet Group, Saunalahti Group and Song Networks. The international voice service market has been characterized by aggressive promotional campaigns and price reductions. We believe that competition will continue to increase in the international telecommunications market, resulting in further reductions of tariffs. In addition, we face competition in Finland from service operators, and from international telecommunications operators.

  Norway

        The four mobile operators in Norway that have their own licenses include Telenor, the leading telecommunications provider in Norway, Teletopia, "3" and us. The largest service providers in Norway are Tele2, Chess, Ventelo and Sense.

  Denmark

        The market for mobile communications services in Denmark is highly competitive. Our main competitors in the Danish mobile communications market are TDC, Sonofon and Orange, of which TDC is the largest. In the market for Internet services in Denmark, we face competition from TDC, Tele2, Sonofon and Orange A/S (formerly, Mobilix). In the fixed network and fixed voice services market in Denmark, our major wholesale competitors are TDC, Orange, Global Connect A/S, Song

Networks, COLT and Global Crossing, and our major retail competitors are TDC, Tele2, Debitel Danmark A/S, Orange and Sonofon.

  The Baltic Countries

        We have been facing increasing competition in the Baltic States due to the recent deregulation of the telecommunications markets in these countries and the increase of competitors entering the market as it continues to develop and grow. In Lithuania, our competitors in the mobile communications market are Bite GSM and Tele2. Our main competitor in the Latvian market for mobile communications services is Tele2. While currently we do not have any direct major competition in the market for fixed voice services and fixed network services in Latvia and Lithuania, the fixed communications monopoly ended in Latvia and Lithuania on January 1, 2003, and we expect several new competitors to enter the market. In Estonia, our main competitors for mobile communications services are Radiolinja Eesti AS and Tele2 Eesti AS, while in fixed voice services and Internet and data communications we compete mainly with Tele2 and Uninet AS.

  International Carrier

        TeliaSonera International Carrier faces competition in Europe and the United States from competitors such as France Telecom, British Telecommunications plc, COLT Telecom Group plc, Global Crossing Ltd, Cable & Wireless Plc and Level 3 Communications Ltd. Competition in the international carrier segment is currently based primarily on price, although we expect that as the carrier business matures, competition will increasingly be based on quality of service.

  Marketing

        We are the largest telecommunications operator in the Nordic and Baltic region. To maintain and improve our market position in the Nordic and Baltic region we market our services to residential and business subscribers through sales agents, our own retailers in Sweden and Finland, independent distributors and resellers in all countries, and over the Internet via our local web sites. We believe that our Internet channels provide a lower cost means of marketing our products and services than more traditional distribution and service channels.

  Sweden

        On the consumer and end-customer market, TeliaSonera Sweden operates under the Telia brand. We believe that Telia is considered to be the leading brand in the area of telecommunication in Sweden.

        In Sweden, we have a Telia branded retail chain that serves an important role by providing a showcase for our products and services as well as by contributing to the creation of our strong brand presence. As of December 31, 2003, our services were available through approximately 75 Telia stores and approximately 8,000 external resellers in Sweden. Through our Internet portal, www.telia.se, we are also able to make personalized product offerings to our on-line customers and a convenient means for new customers to subscribe to additional services provided by us.

        In addition, Skanova, our Swedish wholesale operator, and TeliaSonera International Carrier are each active in the Swedish market and offer national and international network services to operators and service providers. Skanova uses a differentiated distribution channel that enables us to separately focus on large companies, public organizations and small- and medium-sized companies.

  Finland

        TeliaSonera Finland operates in Finland under the Sonera brand. We believe that Sonera is the leading brand in the Finnish telecommunication sector.

        Our principal distributor to consumers in Finland is an independent dealer network, which has acted as the non-exclusive distributor of Sonera's mobile subscriptions since 1990. The network comprises approximately 1,000 outlets in Finland, including specialty stores for mobile communications equipment, home electronic stores and department stores. In our Internet portal, www.sonera.net, customers are able to modify their subscription options, and subscribe to additional services through Internet, WAP and SMS.

  Norway, Denmark and the Baltic Countries

        In Norway, we operate under the NetCom brand. NetCom is the second largest mobile operator behind the local incumbent Telenor. Sales of mobile services in Norway are carried out through a network of external resellers.

        In Denmark, we operate under the Telia brand, providing customers with fixed, mobile, Internet and cable TV services. These services are mainly sold through external resellers. Digital cable television access in Denmark is mainly sold through our subsidiary, Telia Stofa, as well as through antenna associations. We manage our own sales of network capacity and network services to operators and service providers in Denmark.

        In the Baltic countries, each of our subsidiaries and associated companies operates using its own local brand and sells its services through both its own retail stores and external resellers.

  TeliaSonera International

        Each of our subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova, and our associated companies in Russia and Turkey, operates using its own local brand and sells its services through both its own retail stores and external resellers.

        We offer wholesale carrier services under the TeliaSonera International Carrier brand, and sell our services primarily through our direct sales force.

Regulation

European Union

General

        As member states of the European Union (EU), Sweden, Finland and Denmark are required to follow EU regulations and enact domestic legislation to give effect to EU directives. Moreover, EU decisions are directly binding on those to whom they are addressed. Recommendations and opinions are not legally binding, but they are politically important. Norway is under similar obligations as a party to the European Economic Area Agreement.

        On May 1, 2004, ten new member states will join the EU, including countries where we have significant operations, such as Lithuania, Latvia and Estonia. EU law, including telecommunications-related legislation, will be applicable in these countries from the date of accession or soon thereafter, depending on the provisions of the Treaty of Accession applicable to each individual country.

Liberalization of Telecommunications Markets

        The liberalization of the European telecommunications sector accelerated in June 1990, when the European Commission adopted Directive 90/388/EEC on competition in the markets for telecommunications services (the "Services Directive").

        In March 1996 the Services Directive was amended by the so-called "Full Competition Directive" (96/19/EC), which enabled alternative infrastructure providers, such as cable companies, railroads and utility companies, to offer liberalized telecommunications services or resell capacity on their networks for the provision of such services.

        In September 2002 the European Commission adopted Directive 2002/77/EC on competition in the markets for electronic communications networks and services (the "Consolidated Competition Directive"), which consolidates, clarifies and repeals the Services Directive, as amended. The Consolidating Competition Directive entered into force in October 2002, and EU member states had to implement it by July 2003.

New Communications Framework

        Following a review of the telecommunications regulatory framework initiated in 1999, the European Parliament and the Council adopted a new regulatory framework for electronic communications networks and services (the "Communications Framework") in 2002. The Communications Framework consists of the following key instruments:

  •
  five harmonization directives, including a framework directive 2002/21/EC and four specific directives on (1) authorization, (2) access and interconnection, (3) universal service and users' rights and (4) privacy in electronic communications;

  •
  a decision on EU radio spectrum policy; and

  •
  a regulation on the unbundling of the local loop (adopted in 2000).

        The Communications Framework applies to all forms of communications networks carrying publicly available communications services, whether used for voice, fax, data or images, including fixed and mobile telecommunications networks, cable television networks, networks used for terrestrial broadcasting, satellite networks and networks using Internet protocol. It aims to bring the sector-specific rules for electronic communications more into line with the general competition rules. For example, the Framework Directive bases the notion of significant market power on the concept of a dominant position used in EU competition law. The new form of significant market power embraces single company dominance and joint dominance. Ex ante regulatory measures are designed to redress identified competition concerns on the market.

        In July 2002, the European Commission published guidelines on market analysis and the assessment of significant market power. The European Commission supplemented these guidelines with a recommendation on relevant product and service markets, issued in February 2003 (the "Relevant Market Recommendation"). National regulatory authorities ("NRAs") are expected to take the markets listed in the Relevant Market Recommendation as the starting point for their own market analyses. NRAs then determine and designate companies having significant market power. They can also impose or maintain ex ante sector-specific obligations when ex post remedies of competition law are not adequate to meet the market problems identified.

        The Relevant Market Recommendation may have a material effect on our business. Much will depend on (i) how the relevant regulatory authority defines the market, and (ii) what measures it takes to address a particular competition problem identified on these markets. The European Commission will examine the need for any update to the Relevant Market Recommendation no later than June 30, 2004.

        Directive 2002/20/EC on the authorization of electronic communications networks and services (the "Authorization Directive") aims to create a legal framework to ensure the freedom to provide electronic communications networks and services. It provides that all services and networks should be covered under a general authorization, and that specific rights of use should be limited to the assignment of frequencies and numbers only.

        Directive 2002/19/EC on access to, and interconnection of, electronic communications networks and associated facilities (the "Access Directive") establishes rights and obligations for operators and for seeking interconnection and/or access to their networks or associated facilities. It requires EU member states to ensure there are no restrictions that prevent entities from negotiating agreements on arrangements for access and/or interconnection. When an NRA has carried out a market analysis in light of the Relevant Market Recommendation and designated an operator as having significant market power, it may then impose proportionate obligations on that operator, such as a non-discrimination obligation, a requirement for accounting separation, an access requirement for specific facilities, price control and cost accounting obligations or a requirement for transparency of accounting information, technical specifications, network characteristics, terms and conditions, and prices.

        Directive 2002/22/EC on universal service and users' rights relating to electronic communications networks and services (the "Universal Service Directive") defines the minimum service to which all end-users must have access at an affordable price, namely connection at a fixed location to the public telephone network enabling the end-user to make and receive local, national and international telephone calls, facsimile communications and data communications (sufficient to permit functional Internet access). End-users should also have access to public telephone services, including directory enquiries and directories. When an NRA considers that the provision of universal services represents an unfair burden on entities designated to provide that service, EU member states are obliged to share the net cost between providers of electronic communications networks and services, or to arrange funding via the state budget. NRAs may maintain or impose obligations on entities identified as having significant market power, including price caps on retail services. NRAs should require carrier selection and carrier pre-selection to be provided by operators having significant market power in the market for connection to and use of fixed telephony.

        The Framework Directive, the Authorization Directive, the Access Directive and the Universal Service Directive were to be implemented by EU member states by July 25, 2003.

        Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector (the "Privacy and Electronic Communications Directive") requires the provider of a publicly available electronic communications service to safeguard the security of its services. It prohibits the interception and surveillance of communications without the consent of users unless legally authorized, although communications and traffic data may be recorded in the course of lawful business practices as evidence of a commercial transaction. Traffic data must be erased or made anonymous when no longer needed for transmission or billing, and may be used for marketing only with the user's consent. Subscribers have the right to receive non-itemized bills, to restrict calling line identification, to object to the processing of location data and to decide whether their personal data should be included in a public directory. The Privacy and Electronic Communications Directive prohibits the sending of unsolicited communications by fax, automatic calling machines or electronic mail without the prior consent of the subscriber. It was required to have been implemented into national law by the end of October 2003.

Unbundling of the Local Loop

        In December 2000 the European Parliament and the Council adopted Regulation 2887/2000 on unbundled access to the local loop (the "ULL Regulation"), which entered into force in January 2001. Local loop unbundling means the granting by incumbent operators of full unbundled access, and shared access, to the twisted metallic pair circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network local loop.

        Under the ULL Regulation, operators with significant market power must publish and keep updated a reference offer for unbundled access to their local loops and related facilities. They must meet reasonable requests for unbundled access to their local loops under fair conditions, and except if specifically exempted, prices charged for unbundled access to the local loop must be cost-oriented.

Radio Spectrum Policy

        In March 2002 the European Parliament and the Council adopted Decision 676/2002/EC on a regulatory framework for radio spectrum policy in the European Community (the "Radio Spectrum Decision"). The Radio Spectrum Decision facilitates the development of spectrum policy in the EU, sets up procedures for the adoption of technical implementation measures, provides for the coordination of spectrum policy decisions among EU member states and aims to ensure the efficient use of the radio spectrum.

Electronic Commerce and Liability of Internet Service Providers

        In June 2000, the European Parliament and the Council adopted Directive 2000/31/EC on certain legal aspects of information society services, in particular electronic commerce in the internal market (the "Electronic Commerce Directive"). The Electronic Commerce Directive regulates the legal recognition of electronic contracts, the formation of electronic contracts, the information to be provided by the service provider to the consumer, and solicited and unsolicited commercial communications with consumers. It also contains rules that limit the liability of intermediary service providers acting as a provider of mere conduit, as well as for caching and hosting activities.

Sweden

Overview

        In March 2003 the Swedish Government proposed a new Act on Electronic Communication to replace the Telecommunications Act and the Radio Communications Act. The new Act on Electronic Communication entered into force on July 25, 2003, and implements the legislation relating to the new EU Communications Framework. See "European Union—New Communications Framework."

        The new Act on Electronic Communication has been designed to create a more flexible system for the supervision of the telecommunications market. Consequently, under the Act, fewer obligations will flow directly from the law. For example, the Act abandons the general requirement to obtain a license to conduct telecommunications activities. Instead, the Swedish National Post and Telecommunications Agency or the NPTA, the Swedish regulatory authority, will be given the authority to render specific binding decisions imposing obligations on operators who have significant market power. The NPTA is currently preparing those decisions, which are expected to be rendered in summer 2004. Meanwhile certain provisions of the Telecommunications Act are still in force, such as those on interconnection, carrier pre-selection and national roaming.

        While the new Act will bring significant changes to telecommunications regulation in Sweden, we are not currently in a position to assess the impact of these changes on our business, financial condition or results of operations.

Licensing Requirements

        Currently, we have four mobile licenses (NMT 450 service, GSM 900 and other mobile services, GSM 1800 service and terrestrial flight telecommunications service). On March 31, 2004 the NPTA decided to prolong our GSM licenses until 2010. Our NMT license will expire on December 31, 2007. In addition, we own 50 percent of Svenska UMTS-nät, which has a wholly owned subsidiary that holds a UMTS license.

        A license under the Act on Electronic Communications may be revoked, in whole or in part, if the operator violates the terms of the Act or any condition of the license. However, the NPTA must notify the operator and provide him with an opportunity to rectify the violation before revocation can take effect. The NPTA may also impose conditional fines on license-holders in connection with injunctions and prohibitions to ensure compliance with the conditions set forth in the licenses.

Universal Service

        Under an NPTA interim measure, we are required to provide a connection to our publicly available fixed-line network on similar terms and conditions to anyone requesting the service. We can satisfy this requirement with our fixed line and NMT 450 services. Currently, no other fixed telecommunications operator in Sweden is required to provide this universal service.

        Under the Act on Electronic Communication, the universal services requirement will no longer be a licensing condition. However, the NPTA may oblige any appropriate telecommunications operator to provide universal services. The NPTA has not yet decided on universal service obligations under the Act.

Retail Price Regulation

        The Act on Electronic Communication increased the NPTA's power to regulate prices applied by telecommunications operators with significant market power on an end-user market. The NPTA will have the power to impose a lowest or highest price on an operator, or oblige an operator to apply a specific price within a certain geographical area. However, the NPTA will only have the power to regulate the prices applied by an operator if it is clear that other measures such as interconnection obligations are insufficient to ensure effective competition and satisfy the public interest on the end-user market. There is no general rule under the Act requiring tariffs for basic fixed-line telecommunications and leased lines to be cost-based. However, the NPTA will have the power to impose a requirement for cost-based services on operators with significant market power.

Access to Infrastructure

Interconnection

        Until the NPTA decides on new access and interconnection provisions, the interconnection provisions of the Telecommunications Act remain in force. One underlying principle is that a notified or licensed telecommunications service provider must allow interconnection to its network and services by other service providers. A service provider holding a significant market position must offer interconnection on a non-discriminatory basis, and in particular may not put other service providers in a worse position than its internal departments or affiliates. In Sweden, both fixed-line and mobile interconnection access and rates are subject to regulation. If operators are unable to negotiate voluntary interconnection agreements, the NPTA has the power to mediate and decide the matter. The Telecommunications Act requires operators with significant market power to meet certain conditions, which include publishing tariffs for fixed interconnection services and offering equivalent terms to operators requesting interconnection services. In addition, all the interconnection rates we charge for fixed and mobile telecommunications must be cost-based. We are also required to maintain separate accounts for our fixed interconnection business in Sweden. The Telecommunications Act imposes cost-based pricing requirements for traffic terminating on mobile networks of operators with significant market power in the national market for interconnection. TeliaSonera is the only operator under the Telecommunications Act that has significant market power.

        The Act on Electronic Communication does not include a general obligation for operators of public communication networks to allow interconnection to their network by other service providers. Instead, the NPTA will have the power to impose an obligation on operators controlling access to end-users to allow interconnection to their network at market prices. The NPTA may also impose additional obligations on an operator with significant market power, in order to ensure efficient competition. For example, an operator with significant market power may be required to apply cost-based prices when allowing interconnection or other forms of access to its network.

Carrier Pre-selection

        The NPTA requires license holders operating fixed networks to implement carrier pre-selection. Carrier pre-selection refers to the ability of a user to choose a local, long-distance, mobile or international carrier independent of its local loop provider. Currently carrier pre-selection is available for all national, international and fixed-to-mobile calls in Sweden. In February 2002 carrier pre-selection for local calls was introduced in Sweden. There is no regulation of carrier pre-selection for mobile calls.

        The Act on Electronic Communication did not introduce any substantial amendments for TeliaSonera as regards carrier pre-selection.

Number Portability

        Number portability for fixed telecommunications access, premium rate calls and free-phone services were made available in December 1999. Mobile number portability was implemented in September 2001. The regulations apply to all operators offering digital mobile telecommunications subscription.

        The Act on Electronic Communication allows a service provider transferring a number to recover the entire costs incurred by the transfer.

Regulatory Institutions

        Responsibility for regulating the telecommunications sector and the promotion of fair and open competition in Sweden has been allocated among several regulatory bodies. Under the Act on Electronic Communications, the principal body is the NPTA, which is responsible for the day-to-day supervision of the telecommunications sector in Sweden. For various administrative purposes the NPTA falls under the responsibility of the Swedish Government (Ministry of Industry, Employment and Communications).

Finland

Overview

        We are subject to the comprehensive regulatory regime applicable to the Finnish telecommunications industry under the Finnish Communications Market Act 393/2003, as amended (the "Communications Market Act"), and related regulations, decrees and administrative decisions.

        The Communications Market Act came into effect as from July 25, 2003 and implements the EU regulatory framework for electronic communications networks and services.

        Under the Communications Market Act, the obligations imposed on telecommunications operators will apply principally to telecommunications operators with significant market power. The Finnish Communications Regulatory Authority (FICORA) is given the authority to decide, based on its market analysis, which obligations should be applied to telecommunications operators. Until FICORA has completed those market analyses and decided on obligations under the Communications Market Act, the provisions of the preceding Act remain applicable.

        According to a FICORA decision of February 6, 2004, Sonera Carrier Networks Oy, a subsidiary of TeliaSonera Finland, has significant power in the markets for (i) call origination on the public telephone network provided at a fixed location, (ii) call termination on individual public telephone networks provided at affixed location, and (iii) wholesale unbundled access; while Sonera Mobile Networks Oy, a subsidiary of TeliaSonera Finland, has significant power in the market for voice call termination on individual mobile networks. Also according to FICORA decisions, Sonera Carrier Networks and Sonera Mobile Networks respectively are subject to obligations on (i) interconnection, (ii) publishing of delivery terms and tariff information, (iii) setting cost-oriented and non-discriminatory prices, (iv) use of cost-accounting procedures, and (v) separation of accounts.

        According to a FICORA decision of March 5, 2004, TeliaSonera Finland has significant market power, in all geographical areas where Posts and Telecommunications of Finland had an unrestricted right to provide local telephony in December 31, 1993, in the following product markets; (i) access to the public telephone network at a fixed location for residential customers, (ii) access to the public telephone network at a fixed location for non-residential customers, (iii) publicly available local telephone services provided at a fixed location for residential customers, and (iv) publicly available local telephone services provided at a fixed location for non-residential customers. TeliaSonera Finland is subject to certain obligations in these markets, including (i) the obligation to offer end-users the right to a subscription to the fixed network, (ii) the obligation to offer end-users the right to select a telephone service provider, and (iii) the obligation to publish general delivery terms and tariff information.

        FICORA's decisions may be appealed to the Supreme Administrative Court. Such appeal has been made with regard to FICORA's decision of February 6, 2004 relating to the market of voice call termination on individual mobile networks.

        We are currently not in a position to assess the impact of these changes on our business, financial condition or results of operations. See "European Union—New Communications Framework."

Licensing Requirements

        Under the Communications Market Act, a license from the Council of State is required for the provision of telecommunications network services in the public mobile network. Licenses are granted for a maximum of 20 years and are renewable. Our current GSM license was granted in 1997 and is in force until 2017. The license covers the DCS, GSM 900 and GSM 1800 networks in Finland.

        In 1999 we received a third generation mobile license for a term of 20 years (UMTS license). Our license currently covers the operation of a public third generation mobile network throughout Finland.

Universal Service

        Under the Communications Market Act, an operator with significant market power in a fixed network in a particular area has a universal service obligation to provide a subscriber connection at the user's permanent place of residence/location, at a reasonable price. We have this obligation in our traditional operating area (mainly the eastern and northern parts of Finland). The connection provided is required to allow outgoing and incoming local, long-distance, international and other ordinary calls, as well as outgoing and incoming facsimile transmissions and an appropriate Internet connection.

Access to Infrastructure

Interconnection

        Under the Communications Market Act, operators of public telecommunications networks in Finland have an obligation to negotiate interconnection agreements with each other for the purpose of offering their telecommunications services. Interconnection should be granted without delay at the requested interface. FICORA may require a telecommunications operator with significant market power to connect a communications network or service to the communications network or service of another telecommunications operator. FICORA may also require a telecommunications operator to set the interconnection prices in such a way that they are either cost-oriented, non-discriminatory or cost-oriented and non-discriminatory.

        The fixed-to-mobile interconnection model in Finland is different from the model used in most other EU member states. According to the Communications Market Act, a telecommunications operator is not obliged to specify a separate termination price for incoming traffic if the connection is made from a fixed telephone network to a mobile network. The Commission has stated that FICORA's draft decision regarding voice call termination in individual mobile networks is not compatible with the Framework Directive and the Access Directive. As a result of the Commission's statement, the current fixed-to-mobile price regime is subject to a potential change.

        Because FICORA has not fully concluded its market analysis and imposed final obligations on operators under the Communications Market Act (393/2003) and because some of its decisions imposing interconnection obligations have been appealed, we are currently not in a position to assess the impact of the new interconnection regulation in the Communications Market Act on our business, financial condition or results of operations.

National Roaming

        A holder of third-generation mobile telecommunications licenses has the right to allow its subscribers to roam on the GSM network of operators with a significant market power if its own third generation network covers at least one-fifth of the population in the licensed area.

        FICORA has not yet taken a final decision regarding possible national roaming obligations based on the current Communications Market Act.

        Should national roaming be mandated on terms and conditions that do not provide an adequate return on our investment in our GSM networks, the business, financial condition and results of operations of our mobile communications operations in Finland could be materially adversely affected.

Carrier Pre-selection

        Carrier selection refers to the ability of a user to choose a local, long-distance, mobile or international carrier independent of its local loop provider. This can be achieved by: (1) pre-selection, where the carrier is chosen by the user; or (2) call-by-call procedures, where the user typically inserts a prefix before a dialed number.

        Fixed network operators with significant market power must offer carrier pre-selection on request. Thus a call dialed without an operator prefix or with the "00" prefix is automatically routed to a local, long-distance or international telecommunications service operator selected by the user. The proportional allocation system previously used was terminated at the beginning of 2004, since which time a fixed network operator with significant market power is entitled to allocate such traffic to a long-distance or international service provider of its choice. Mobile operators with significant market power may be required by a FICORA decision to offer carrier selection and pre-selection for international calls.

Number Portability

        Mobile number portability was introduced in July 2003. Local number portability (within an existing numbering area), and nation-wide number portability using a separately allocated numbering area in the fixed-line network has been mandatory in the whole of Finland since September 1998. In March 2004, FICORA issued a new decision that gradually enlarges the fixed-line number portability, among others, in the corporate segment.

Norway and Denmark

        The regulatory environment in Norway and Denmark is similar to that in Sweden and Finland. Both Norway, as a party to the European Economic Area Agreement, and Denmark, as a member of the EU, have implemented the EU's new regulatory framework for electronic communications.

The Baltic Countries

        As countries acceding to the EU, Lithuania, Latvia and Estonia have agreed to implement the 1998 EU regulatory framework for telecommunications in their national legislation. They are also required to implement the new regulatory framework before May 1, 2004, their scheduled date of entry into the EU. It is not certain whether their new legislation will enter into force on or before the accession date. There can be no assurance that the interpretation and implementation of the new telecommunications legislation in the Baltic countries will have no adverse effects on our business, financial condition or operating results in the Baltic region.

Competition Laws

        We are subject to the competition laws of the countries in which we operate, in particular Swedish, Finnish and EU competition laws.

The European Union

        The EU competition rules set out in the EC Treaty and EU legislation are binding on EU member states and are therefore applicable to our operations in the EU. If those rules are breached, the European Commission may impose fines of up to ten percent of a company's revenues on a consolidated basis in the preceding financial year. Regulation 1/2003 on the implementation of the rules on competition laid down in Articles 81 and 82 of the EC Treaty, which enters into force on May 1, 2004, may lead to a more rigorous application of the EU competition rules at national level. The European Commission has prepared notices and guidelines implementing Regulation 1/2003. The EU competition rules will remain applicable to restrictions on competition which may have an appreciable effect on trade between member states. Under the new regulation, it is no longer possible to notify agreements which may at first sight be considered as anti-competitive to the European Commission, with a view to obtaining an individual exemption.

        So long as the Kingdom of Sweden exercises a significant influence over our company, the European Commission will have the authority to address individual decisions to the Kingdom of Sweden to ensure that we comply with the EU competition rules. The European Commission could bring proceedings against us directly, under Articles 81 and 82 of the EC Treaty, or bring proceedings against the Kingdom of Sweden under Article 86 of the EC Treaty. This means that we might face two different proceedings, the latter of which we could not directly influence and to which we would not be a party.

        Given that the Swedish State and the Finnish State hold 45.3 percent and 19.1 percent of our shares, respectively, there is always a risk that our competitors might allege that our transactions with the Finnish State or the Swedish State involve an element of state aid, or that the European

Commission may launch a formal investigation of such a transaction on its own initiative. The EU state aid rules are designed to prevent EU member states from granting aid that distorts or threatens to distort competition. The European Commission has the power to order suspension of aid payments and require the recovery of aid already granted, including accrued interest. These rules do not apply when a state contributes capital in circumstances that would be acceptable to a private investor operating under normal market economy conditions.

Sweden

        In July 1993, a new Competition Act entered into effect in Sweden. The Swedish Competition Authority is empowered to issue injunctions, and to enjoin a party to discontinue immediately practices that are not permitted under the Competition Act. The Swedish Competition Authority and the NPTA cooperate to facilitate investigations of anti-competitive behavior in the telecommunications services sector. The Competition Act will be amended in order to harmonize it with Regulation 1/2003. Those amendments are expected to enter into force in July 2004.

Finland

        In February 2004 the Finnish Government submitted to the Parliament a bill aimed at harmonizing the Act on Competition Restrictions with Regulation 1/2003. According to the bill, decisions terminating a prohibited procedure would be taken by the Finnish Competition Authority. The Market Court would have the power to impose pecuniary penalties on parties that have committed infringements.

International Obligations

        Over 70 member countries of the World Trade Organization (WTO), representing over 90 percent of the world's basic telecommunications revenues, including the United States and the EU member states, have entered into a Basic Telecommunications Agreement (BTA), to provide market access to some or all of their basic telecommunications services. The BTA, which took effect in February 1998, is the fourth protocol to the General Agreement on Trade in Services, which is administered by the WTO. Under the BTA, Sweden and Finland, like the other signatories have made commitments to provide "market access," which require them to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors, and to provide "national treatment" by ensuring that foreign telecommunications service suppliers are accorded the same treatment as national service suppliers. In addition, a number of signatories, including Sweden and Finland, have agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.

Environmental Matters

        The principal environmental impact of our operations arises from vehicle use, travel, transport, energy use and the consumption and use of materials. Our waste and residue products are handled by environmentally certified contractors and source-sorting is applied in all large office buildings.

        Historically, we have operated sites in Finland that have been used for impregnating telephone poles. We have cleaned up the majority of these sites and have plans to clean up the remainder of those sites in co-operation with Finnish environmental authorities. The responsibilities for costs are usually determined on a case-by-case basis. TeliaSonera Finland has assessed that the clean up costs of the sites would not exceed €1.5 million, even in the event we were to bear such costs alone.

        In Sweden we have also investigated the possible environmental effect of lead sheathed cables and impregnated poles used in our operations. These investigations have indicated that any spread of substances from lead cables or impregnated poles is essentially negligible.

        Pursuant to European Union legislation, we may be responsible for the recycling costs of used telephone poles in several of the jurisdictions in which we operate. We do not believe that such costs will be material.

        As mobile phone use has increased, an active debate has emerged on the possible health risks posed by electromagnetic fields (EMF) from mobile handsets or base stations. See "Item 3.D Risk Factors" for a discussion of the possible health risks associated with mobile phone use.

4.C  Organizational Structure

        TeliaSonera AB is the ultimate parent company of the TeliaSonera group and is also responsible for carrying out our Swedish fixed network operations. TeliaSonera carries out the remainder of its operations through subsidiaries, the most significant of which are listed below:

Name of company	Domicile	Ownership (%)		External net sales for the year ended December 31, 2003
				(SEK in millions)
Parent Company:
TeliaSonera AB	Stockholm, Sweden	—		4,750
Significant Subsidiaries:
TeliaSonera Sverige AB	Stockholm, Sweden	100.0		27,372
TeliaSonera Finland Oyj	Helsinki, Finland	100.0		14,232
NetCom AS	Oslo, Norway	100.0		6,011
TeliaSonera Mobile Networks AB	Nacka, Sweden	100.0		5,955	(1)
Telia Communications AB	Stockholm, Sweden	100.0		4,160
Fintur Holdings B.V.	Rotterdam, the Netherlands	74.0	(2)	2,740
AB Lietuvos Telekomas	Vilnius, Lithuania	60.0		2,020
UAB Omnitel	Vilnius, Lithuania	90.0		1,911
Latvijas Mobilais Telefons SIA	Riga, Latvia	60.3	(2)	1,835
Sonera Carrier Networks Oy	Helsinki, Finland	100.0		1,389
TeliaSonera International Carrier AB	Stockholm, Sweden	100.0		1,336
Sonera Mobile Networks Oy	Helsinki, Finland	100.0		1,058

(1)
Includes Nordic branches.

(2)
Includes direct and indirect holdings.

4.D  Property, Plants and Equipment

        TeliaSonera's principal executive offices are located at Sturegatan 1 in Stockholm, Sweden, where we lease approximately 5,000 square meters of office space.

        As of December 31, 2003, our real estate fixed assets had a carrying value of SEK 3,670 million. Our real estate holdings include some 4,000 properties, mainly in Sweden and Finland. The substantial majority of these properties are used solely for technical facilities, such as network installations, computer installations, research centers and service outlets.

        We also own a limited number of office premises. Most of our office space is leased rather than owned. At the end of 2003, our office space and technical site leases covered approximately 967,000 square meters. Apart from certain short-term leases, our lease terms range mainly between 3 and 15 years, with an average term of approximately 6 years. Each of our leases has been entered into on conventional commercial terms. Certain contracts include renewal options for various periods of time. We engage in some limited subleasing of office space.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes that are included elsewhere in this document.

5.A  Operating Results

Introduction

        We are the leading provider of telecommunications services in the Nordic and Baltic region. We are also a leading provider of mobile services in Eurasia and have significant holdings in leading mobile operators in Turkey and Russia. Our company, TeliaSonera, was created as a result of the merger of Telia AB and Sonera Corporation in December 2002.

        The discussion of our operating results that follows is intended to provide information that will assist in understanding our consolidated financial statements and the changes in certain key items from year to year, as well as how certain accounting policies and estimates affect our consolidated financial statements.

        The historical results section below presents a discussion of our operating results using our historical audited financial statements as of and for the years ended December 31, 2003, 2002 and 2001. These financial statements represent the results of operations of the newly merged group beginning December 3, 2002. Consequently, TeliaSonera's historical financial statements for the years ended December 31, 2002 and 2001 are not representative of the business of the newly merged company. Therefore, to provide additional insight into our operating results, prior period trends and current position, we also present a combined company results section, discussing our combined operating results as if Telia and Sonera had been a combined company in 2002 and 2001.

        The discussion of our results of operations at the consolidated level is followed by a more detailed analysis of results of operations by reporting segment. This analysis is presented on a historical basis, including the results of operations of the newly merged group beginning December 3, 2002. In order to provide additional insight into our segment operating results, prior period trends and current position, we also present combined company information, as if Telia and Sonera had been a combined company in 2002 and 2001.

        Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS). The principal differences between IFRS/IAS and U.S. GAAP that affect our net income or loss, as well as our shareholders' equity, relate to the treatment of revenue from access, connection and similar fees, impairment charges, sale and leasebacks, restructuring costs, associated companies in hyperinflationary economies, amortization of goodwill and fair value adjustments. See note 45 to our consolidated financial statements for a description of these principal differences and for a description of the anticipated impact of the adoption of recently issued U.S. GAAP accounting standards.

        In the three-year period ended December 31, 2003, the following factors have had an especially significant effect on our operating results, cash flows and financial condition:

  •
  We have taken several actions to streamline our operations and improve our efficiency, which have impacted our results negatively through restructuring charges, provisions and related write-downs, principally in 2002. These actions have, however, subsequently had the effect of improving the operations of the restructured business and have had a positive effect on our results of operations, especially in 2003.

  •
  The merger of Telia and Sonera had a significant impact on our size, our business operations and our geographical coverage. In 2003, we made significant progress in integrating the two companies' operations.

  •
  In 2003, subsequent to the merger, we reduced our cost and capital expenditure levels and improved our results of operations and cash flows significantly, especially in Sweden. Our efforts to gain synergies expected as a result of the merger have also progressed faster than planned at the time of announcement and the completion of the merger.

  •
  As a result of our improved cash generation from operations and asset sales, we have significantly reduced our net debt as compared to 2002.

  •
  Our business has been and continues to be heavily influenced by the regulatory regime applicable to telecommunications service providers in our home markets, as well as in other countries where we operate. In particular, laws and regulations covering the pricing of fixed network services, interconnection access and pricing, unbundling of the local loop, carrier pre-selection and number portability have affected our business and results of operations.

The Merger of Telia and Sonera

        The merger of Telia and Sonera, first announced on March 26, 2002, was carried out through an exchange offer in which Sonera shareholders received shares in Telia. Upon completion of the exchange offer in December 2002, Telia changed its name to TeliaSonera. TeliaSonera owns 100 percent of the shares in Sonera (subsequently renamed TeliaSonera Finland).

        We have accounted for the merger as an acquisition by TeliaSonera of Sonera using the purchase method of accounting. Under the purchase method of accounting, as of December 31, 2003, we have allocated the approximately SEK 59.1 billion to acquire the Sonera shares, including transaction costs, to Sonera's assets and liabilities based on their respective fair values. We have made the determination of fair values on the basis of an independent appraisal. The financial results of Sonera and the new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, which became consolidated entities as a result of the merger, have been included in TeliaSonera's consolidated financial statements since December 3, 2002.

        In 2003, we finalized the preliminary purchase price allocation included in our consolidated financial statements as of December 31, 2002. In that connection, we came to the conclusion that certain deferred taxes included in the preliminary purchase price allocation would never materialize and, accordingly, we decided to reverse deferred tax liabilities of SEK 3,919 million and deferred tax assets of SEK 545 million. We also finalized the allocation of goodwill to the various businesses directly and indirectly acquired in the merger with Sonera which resulted, among other things, in a reduction of goodwill allocated to the interest we acquired in Turkcell by SEK 2,618 million with a commensurate increase in residual group goodwill. Other adjustments to the preliminary purchase price allocation mainly reflect the acquisition of the remaining five percent of Sonera's outstanding shares in early 2003.

        See Note 40 to our consolidated financial statements for more details regarding the purchase price allocation used in connection with the merger of Telia and Sonera.

Synergies from the Merger

        In connection with the merger between Telia and Sonera, we estimated that we would derive significant synergies as a result of the merger and we identified and quantified cost and capital expenditure synergies within a number of areas. We estimated that synergies would be derived mainly from the combined company's wholly owned operations in the Nordic countries.

        We define synergies as savings in costs and capital expenditures, or increases in revenues, which could not have been achieved by either Telia or Sonera on a stand-alone basis. Synergy implementation costs are one-off costs that are a direct result of actions taken to achieve synergies. These costs are usually in the form of write-downs, redundancy expenses, or other restructuring expenses related to the elimination of overlapping activities or assets.

        In connection with the merger, we quantified and estimated the magnitude of the expected synergies as follows:

  •
  With respect to the cost synergies, we estimated that savings in annual operating expenses would amount to SEK 2.3 billion by the end of 2005. Measured on a monthly basis, we expected to achieve approximately 20 percent of this annual level by the end of 2003, and 50 percent by the end of 2004.

  •
  With respect to the capital expenditure synergies, we estimated that savings in annual capital expenditure would amount to approximately SEK 0.6 billion by the end of 2005. Measured on a monthly basis, we expected to achieve approximately 30 percent of this annual level by the end of 2003, and 60 percent by the end of 2004.

  •
  We did not quantify the expected revenue synergies.

  •
  We further estimated that the one-off expenses (excluding transaction expenses) resulting from the merger would total approximately SEK 2 billion over the years 2003-2005, of which approximately one-third would be in the form of capital expenditure. Most of the estimated one-off expenses related to the elimination of overlapping activities and most of the one-off capital expenditure related to investments in telecommunications and IT systems.

        We have established a process whereby, as of January 1, 2003, we determine and report the synergy implementation decisions taken each month. To qualify as a synergy decision in our reporting, such decisions must meet certain criteria, and must be accompanied by a detailed implementation plan and the appropriation of resources to carry out the decision. We also determine and report the impact of these decisions in our operating expenses and capital expenditure.

        Currently, we expect to reach the synergy goals announced in connection with the merger between Telia and Sonera. The actions we had taken by the end of 2003 are expected to yield, by the end of 2005, annual cost savings of SEK 1,751 million and annual capital expenditure savings of SEK 374 million. We expect to be able to take further actions in 2004 and 2005 so that our synergy targets (annual level of SEK 2.3 billion for cost synergies and SEK 0.6 billion for capital expenditure synergies by the end of 2005) will be reached. One-off costs for the implementation of the decisions already taken are estimated to be approximately SEK 952 million in the aggregate.

        The initiatives taken during 2003 include the following:

  •
  Within product and service development, we have achieved cost savings through the coordination of our resources for research, development and product management, including the phase-out of overlapping operations.

  •
  For existing products and services, we utilize best practice by introducing existing services and service platforms used in one or more of our markets to other markets.

  •
  We have introduced shared service platforms to decrease network operations and production costs. The merger has also resulted in reduced roaming prices and the diminished need to lease capacity from other operators. One example of reduced capacity leasing is the integration of

    Telia's and Sonera's carrier operations, where traffic previously carried on leased lines can now be carried in our own network.

  •
  We have also identified synergies within our IT systems and infrastructure, in part through directing our development focus on group-wide systems rather than on parallel development projects in different countries.

  •
  We have enhanced our strength when negotiating terms of purchasing services and products as a result of the merger. We have already begun to derive synergy benefits through renegotiating supplier contracts for network equipment, service platforms and IT consulting services.

        During 2003, the first full year subsequent to the merger, actual cost savings from these initiatives totaled SEK 882 million and capital expenditure savings totaled SEK 481 million, while implementation costs totaled SEK 685 million. Therefore, the savings for the first year after the merger exceeded the targets we set in connection with the merger.

        The following table sets forth a breakdown of our realized and expected synergy savings from decisions that we have taken through the end of 2003:

	Synergies Achieved in 2003	Annual Synergies Expected by the end of 2005(1)
	(SEK in millions)
Operating expenditure
Product and service development	205	529
IT systems and infrastructure	100	276
Purchasing	254	303
Network operations	178	490
Corporate functions	145	153

Total	882	1,751

Capital expenditure
Product and service development	46	13
IT systems and infrastructure	53	22
Purchasing	348	324
Network operations	34	15

Total	481	374

(1)
Calculated by annualizing the synergy savings recorded on a monthly basis at the end of 2005.

Restructuring Costs and Write-downs

        Since the beginning of 2001, we have taken several actions to streamline our operations and improve our efficiency, which have had a negative impact on our results of operations, especially in 2002. These actions mainly relate to:

  •
  Closing down of satellite-related activities in 2001,

  •
  Streamlining our core business in 2002,

  •
  Strategic refocusing of our International Carrier operations in 2002,

  •
  Refocusing our Danish fixed network operations in 2002,

  •
  Eliminating redundancies in our Swedish, Finnish and Lithuanian operations in 2003, and

  •
  Implementating post-merger integration synergies in our International Carrier operations in 2003.

        We have recorded significant restructuring costs and provisions for future cash outflows in relation to these actions, which reduced our operating income by SEK 0.5 billion in 2001 and SEK 5.9 billion in 2002. In 2003, our operating income increased by SEK 0.1 billion, mainly due to a partial reversal of the provision for the refocusing of our International Carrier operations, based on lower than expected restructuring costs in France and Sweden.

        The most extensive actions and the largest restructuring expenses have related to former Telia international carrier operations and our Danish fixed network operations, each of which has struggled in recent years and recorded significant losses.

  •
  Our former Telia international carrier operations have undergone extensive restructuring and we have integrated Telia's and Sonera's carrier operations. We believe that these measures have built a foundation for TeliaSonera International Carrier to achieve renewed growth and to further improve profitability. Operating income turned positive for our integrated international carrier operations in the fourth quarter of 2003.

  •
  In our Danish fixed network operations, we have scaled back our offering to areas were we can compete successfully and, in so doing, we have significantly reduced our costs. These measures have resulted in substantial improvement in the results of our Danish fixed network operations in 2003. In the fourth quarter of 2003, our Danish fixed network operations recorded positive operating income.

        For a detailed discussion of each of these restructuring efforts, see Note 37 to our consolidated financial statements.

        Since the beginning of 2001, we have also recorded significant non-cash write-downs, mainly related to:

  •
  Former Telia International Carrier operations in 2001 and 2002,

  •
  Minority investment in Netia in 2001,

  •
  Danish fixed network operations in 2002,

  •
  Former Sonera SmartTrust software subsidiary in 2002,

  •
  German, Italian and Spanish 3G operations in 2002, and

  •
  Minority investment in Infonet Services Corporation in 2003.

        Of these, the write-downs related to SmartTrust and the German, Italian and Spanish 3G operations in 2002 are not included in our consolidated financial statements, since the write-downs were recorded by Sonera before the merger. However, they are included in our combined company information. See "—Results of Operations (Combined Company Results)."

        The aggregate amount of these write-downs in our historical consolidated financial statements was SEK 4.8 billion in 2001, SEK 9.2 billion in 2002 and SEK 1.0 billion in 2003. The aggregate amount of write-downs, on a combined company basis and including write-downs recorded by Sonera before the merger, would have totalled SEK 4.8 billion in 2001 and SEK 48.7 billion in 2002.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ASSUMPTIONS

        The following discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS/IAS. The preparation of these financial statements requires management to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of our contingent assets and liabilities. We base these estimates on historical experience and various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

        After discussing the development and selection of the critical accounting estimates, and related disclosure with respect to our operating and financial review and prospects, with the audit committee of our board of directors, management believes that the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue recognition

        Our recording of net sales is described in Note 6 to our consolidated financial statements. We maintain a reserve for doubtful receivables for estimated losses that result from the inability of our customers to make required payments. We base our reserve on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends. If economic or specific industry conditions worsen beyond our estimates, we could increase our reserve by recording additional expense. See also the section entitled "Credit risk" in Note 30 to our consolidated financial statements for a description of how we mitigate credit risks related to our trade receivables and our bad debt expense in relation to our consolidated net sales in the latest three-year period.

        Service and construction contract revenues are recognized using the percentage of completion method. Assessment of the degree of completion is based on the value of contractual phases completed as a percentage of total undertakings.

        Within our international carrier operations, sales of Indefeasible Rights of Use (IRU) regarding fibre and duct are recognized as revenue over the period of the agreement. See the section entitled "TeliaSonera as operating lessor" in Note 28 to our consolidated financial statements. Within our international carrier operations, we also sign swap contracts for infrastructure and capacity with other carriers. See Note 6 to our consolidated financial statements for a detailed description of our accounting treatment of evenly balanced and unbalanced swap-deals, as well as the cash and non-cash parts of the deals.

Valuation of Intangible and Other Long-lived Assets

        Our long-term assets represent approximately 80 percent of our total assets. The carrying value of intangible fixed assets is mainly attributable to goodwill and other intangible fixed assets arising from the merger of Telia and Sonera in December 2002 and the acquisition of NetCom in June 2000. See Note 40 to our consolidated financial statements for a description of the purchase price allocation in connection with the merger of Telia and Sonera. Other intangible fixed assets consist mainly of trade names, licenses and contractual agreements. Our tangible fixed assets consist mainly of fixed and mobile telecommunications equipment and related assets.

        Intangible and tangible fixed assets are recorded in the balance sheet at acquisition value less accumulated scheduled amortization and write-downs. New installations under construction are valued at the expense already incurred, including interest during the installation period. To the extent a legal or constructive obligation to a third party exists, the acquisition cost for a tangible asset includes estimated costs of dismantling and removing the asset and restoring the site. See Notes 15 and 16 to our consolidated financial statements for a more detailed description and information about the distribution of the carrying values with respect to our intangible and tangible fixed assets.

        Our financial fixed assets mainly consist of investments in associated companies, financial and operating leasing receivables and deferred tax assets. See "—Income Taxes" below. The carrying value of investments in associated companies is accounted for using the equity method. Individual carrying values of investments in associated companies are presented in Note 41 to our consolidated financial statements. Financial leasing receivables comprise information technology related equipment leased to customers under financial leasing contracts. These assets are reported at the gross investment cost in the lease, less unearned financial revenues. Some of our leasing receivables have been securitized. Based on the terms of the securitization contracts, the leasing receivables have been included in our consolidated balance sheets. See also Note 28 to our consolidated financial statements.

        Amortization and depreciation of intangible and tangible long-lived assets are based on the assets' historical acquisition value, with appropriate adjustments for impairment and taking into account the estimated economic life of the assets. For assets acquired during a year, amortization and depreciation is calculated from the date of acquisition. Amortization and depreciation is mainly recorded on a straight-line basis. See also Note 10 to our consolidated financial statements.

        We review our long-lived assets for impairment at least annually and else whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, by analyzing individual assets or classes of assets that naturally belong together. If an analysis indicates that the value recorded is too high, the asset's recoverable value is set, which is the higher of the net realizable value of the asset and its value in use. Value in use is measured based on the expected future discounted cash flows (DCF model) attributable to the asset. A write-down consists of the difference between the carrying value and recoverable value of the asset.

        As a result of such impairment analysis we recorded significant write-downs in the years ended December 31, 2003, 2002 and 2001. See also Notes 10 and 11 to our consolidated financial statements.

        A number of significant assumptions and estimates are involved in the application of a DCF model to forecast operating cash flows, including market growth rates, revenue volumes, market prices for telecommunications services, costs to maintain and develop communications networks and working capital requirements. Our forecasts of future cash flows are based on our best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management and the audit committee of our board of directors. Our cash flow forecasts are adjusted by an appropriate discount rate derived from our cost of capital plus a reasonable risk premium at the date of evaluation.

        If our projections for future cash flows for any of our long-lived assets change as a result of changes in business model or strategy, competitive pressures, or regulatory environment, we may have to recognize impairment charges on our intangible, tangible and financial fixed assets.

Restructuring

        We have engaged, and may in the future need to engage, in restructuring activities, which require management to utilize significant estimates related to realizable values of assets made redundant or obsolete (see "—Valuation of Intangible and Other Long-lived Assets" above) and expenses for severance and other employee separation costs, lease cancellation and other exit costs, which we recorded as write-downs or provisions at the time of the restructuring decision. Should the actual amounts differ from our estimates, our future results could be materially impacted. For a description of our restructuring activities, see Note 37 to our consolidated financial statements.

Provisions for Pensions

        Our recording of pension provisions is described in Note 22 to our consolidated financial statements. Almost all of our employees in Sweden, Finland and Norway are covered by defined benefit plans. Provisions for these benefits represent obligations that will not be definitively settled for a long period of time. Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles. Our obligations for defined benefit plans in these countries are mainly secured by pension fund arrangements. The assets of the funds, consisting primarily of various fixed income instruments, constitute plan assets for pensions and are valued at fair market value. See also the section entitled "Strategic asset allocation" in Note 22 to our consolidated financial statements.

        Management has to make a number of significant assumptions in connection with the calculation of pension benefit obligations. The most significant assumptions that management makes in connection with the actuarial calculation of pension obligations and pension expenses are the discount rate, the expected rate of compensation increase, the employee turnover rate, the average expected remaining working-life, the increase in income base amount, the annual adjustments to pensions, and the expected return on plan assets. See the section entitled "Actuarial calculation assumptions" in Note 22 to our consolidated financial statements for a detailed discussion of this process and actual estimates we have used for the last three years. A change in any of these key assumptions may have a significant impact on our projected benefit obligations, funding requirements and periodic pension cost. See the section entitled "Pension obligation risk" in Note 30 to our consolidated financial statements for a sensitivity analysis related to a change in the weighted average discount rate in calculating pension provisions.

Income Taxes

        Significant management judgment is required in determining current tax liabilities and assets as well as provisions for deferred tax liabilities and assets, in particular as regards valuation of deferred tax assets. As part of this process, we have to estimate our income taxes in each of the jurisdictions in which we operate. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in our financial statements and tax returns. Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income. Actual results may differ from these estimates due to, among other factors, future changes in business environment, currently unknown changes in income tax legislation or results of the final review of tax returns by tax authorities or by courts of law.

        Deferred tax assets are reduced by means of a valuation allowance, to the extent that the ability of realizing the underlying tax asset within the foreseeable future is not likely. To the extent the likely recovery of a deferred tax asset changes, the effect of such changes is recorded in the income statement for the relevant period. See also Note 14 to our consolidated financial statements.

Litigation and Contingent Liabilities

        Determination of the treatment of contingent liabilities in our consolidated financial statements is based on management's view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. A provision is recognized if an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is less than probable but reasonably possible, or an estimate is not determinable, the matter is disclosed in the notes to our consolidated financial statements provided that the contingency is material. See also Note 31 to our consolidated financial statements.

RESULTS OF OPERATIONS (Historical Results)

        The following discussion compares our historical audited results, which include the results of operations of Sonera and our newly consolidated Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, only for the period beginning December 3, 2002. Therefore, the fluctuations in the historical operating results in 2003 as compared to 2002 and 2001 are due principally to the merger of Telia and Sonera.

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Net sales	82,425	59,483	57,196
Cost of sales	(46,688)	(38,182)	(40,435)

Gross income	35,737	21,301	16,761
Selling, administrative and research and development expenses	(23,161)	(18,667)	(17,943)
Other operating revenues and expenses	1,752	(14,057)	506
Income from associated companies	382	528	6,136

Operating income	14,710	(10,895)	5,460
Financial revenues and expenses	(811)	(721)	(652)

Income after financial items	13,899	(11,616)	4,808
Income taxes	(3,850)	3,619	(2,917)
Minority interests	(969)	(70)	(22)

Net income	9,080	(8,067)	1,869

Analysis of Components within Operating Income

        Our total net sales increased by 39 percent in 2003 and by four percent in 2002, in both cases primarily due to the merger with Sonera, which resulted in the inclusion of net sales from Finland, certain Baltic subsidiaries, Eurasia, as well as certain subsidiaries included within TeliaSonera Holding beginning December 3, 2002. In 2002, the increase in net sales due to the merger with Sonera was SEK 2,345 million. Increases in total net sales in 2003 and 2002 were partially offset by the divestiture of many non-core operations. See Note 34 to our consolidated financial statements.

        The following table sets forth our operating expenses by function and the percentage change in operating expenses for the periods indicated:

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions)			(%)
Cost of sales(1)	46,688	38,182	40,435	22.3	(5.6)
Selling	12,786	9,225	8,738	38.6	(5.6)
Administration	7,832	8,275	7,902	(5.4)	4.7
Research and development	2,543	1,167	1,303	117.9	(10.4)

Total	69,849	56,849	58,378	22.9	(2.6)

(1)
Cost of sales includes all costs for services and products sold as well as for installation, maintenance, service and support.

        The following table sets forth our operating expenses by type of cost and the percentage change in operating expenses for the periods indicated:

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions)			(%)
Total goods and services purchased	26,013	22,736	18,822	14.4	20.8
Personnel expenses	12,401	9,933	13,158	24.8	(24.5)
Depreciation, amortization and write-downs	17,655	12,356	13,921	42.9	(11.2)
Other expenses	13,780	11,824	12,477	16.5	(5.2)

Total	69,849	56,849	58,378	22.9	(2.6)

        Total operating expenses in 2003 were higher than in 2002 due to the inclusion of Sonera and the new Baltic subsidiaries in the consolidated financial statements beginning December 3, 2002, partly offset by lower restructuring costs and write-downs recorded in 2003 as compared to 2002. Operating expenses in 2002 were lower than in 2001 primarily due to divestments, reductions in personnel and the amount of consultant work in 2002, as well as lower depreciation and amortization, partly offset by the inclusion of Sonera and the new Baltic subsidiaries in the consolidated financial statements beginning by December 3, 2002. See Note 7 to our consolidated financial statements.

        The increase in personnel expenses in 2003 was primarily attributable to the inclusion of Sonera and the new Baltic subsidiaries in the consolidated financial statements beginning December 3, 2002, partly offset by divestitures of our non-core business operations and other reductions of personnel. The decrease in personnel expenses in 2002 was primarily attributable to the divestiture of our non-core operations and other reductions in personnel as part of our refine and focus initiative. See Notes 7 and 36 to our consolidated financial statements.

        The following table sets forth other operating revenues and expenses for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Other operating revenues	2,743	1,095	1,818
Other operating expenses	(991)	(15,152)	(1,312)

Net effect on income	1,752	(14,057)	506

        Changes in other operating revenues were mainly related to the amount of capital gains in each of the years presented, and changes in other operating expenses were mainly related to the amount of restructuring costs in each of the years presented. The high level of other operating expenses in 2002 was due to impairment charges and restructuring provisions relating to our international carrier operations and our fixed network operations in Denmark. See Note 8 to our consolidated financial statements.

        The following table sets forth our total depreciation, amortization and write-downs and percentage change therein for the periods indicated, according to the following types of fixed assets:

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions)			(%)
Goodwill	3,488	1,938	1,403	80.0	38.1
Other intangible assets	1,987	738	340	169	117
Buildings and land improvements	343	447	142	(23.3)	215
Fixed and mobile networks	10,205	15,500	9,868	(34.2)	57.0
Other machinery and equipment	1,684	2,221	2,222	(24.2)	(0.0)

Total	17,707	20,844	13,975	(15.0)	49.2

        Depreciation, amortization and write-downs are distributed in cost of sales, selling, administrative, research and development, and other operating expenses, depending on the nature of the assets. The majority of depreciation, amortization and write-downs for each year are included in cost of sales. See Note 10 to our consolidated financial statements.

        We amortize goodwill according to original useful lives determined for each asset individually, but not longer than 20 years. In addition, we reassess goodwill annually to determine if additional write-downs are required. Amortization periods for mobile and fixed line licenses equal the period of the license. Other intangible fixed assets are amortized according to their useful lives, generally over a period of 5 to 10 years.

        We did not implement any significant changes in our depreciation rates in 2003, 2002 or 2001. Effective January 1, 2004, we have changed our economic life estimate for copper cable in the fixed local access network in Sweden from 8 years to 20 years and for switching equipment for ADSL customers from three years to ten years.

        Our depreciation, amortization and write-down expense in 2003 decreased mainly due to significantly lower write-downs than in 2002, partly offset by the inclusion of Sonera and the new Baltic subsidiaries in the consolidated financial statements beginning December 3, 2002. The increase in 2002 was primarily due to write-downs that related to Telia's mobile operations in Finland and to the restructuring of our Danish fixed network operations and our international carrier operations. See Note 10 to our consolidated financial statements.

        The following table sets forth the effect on income from our share of net income in our associated companies for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Share in net income for the period	2,096	293	(903)
Amortization of goodwill and fair value adjustments	(565)	(112)	(465)
Write-down of goodwill and other carrying values	(1,436)	(33)	(1,820)
Net capital gains	287	380	9,324

Net effect on income	382	528	6,136

        The decrease in income from associated companies in 2003 and 2002, as compared to 2001, was mainly due to significantly lower capital gains than in 2001. The significant increase in share of net income before goodwill and capital gains in 2003 is principally due to inclusion of Sonera's interest in Turkcell and MegaFon beginning December 3, 2002. Significant write-downs of goodwill and carrying values related to our investment in Infonet and Metro One in 2003 and to Netia in 2001. Significant capital gains related to Bharti Mobile in 2003 and to Eniro and Tess in 2001. See Note 11 to our consolidated financial statements.

Operating Income and EBITDA Excluding Items Not Reflecting Underlying Business Operations

        Our operating income in 2003 improved significantly after an operating loss in 2002, due to improved profitability in Sweden, Norway, Denmark and former Telia International Carrier, to the consolidation of Sonera and the new Baltic subsidiaries, and to higher capital gains and significantly lower write-downs and restructuring charges in 2003 compared to 2002. The write-downs and restructuring charges recorded in 2002 mainly related to our international carrier operations and our fixed network operations in Denmark. Our operating income in 2002 was weaker than in 2001, and we recorded a net loss mainly due to these write-downs and restructuring charges, as well as lower capital gains than in 2001.

        In addition to operating income, we use "EBITDA excluding items not reflecting underlying business operations" as the other principal measure for monitoring our performance. We believe that, besides operating income, EBITDA excluding items not reflecting underlying business operations is also one of the measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, EBITDA excluding items not reflecting underlying business operations is presented to enhance the understanding of our historical operating performance.

        We define EBITDA excluding items not reflecting underlying business operations as operating income net of items not reflecting underlying business operations and excluding depreciation, amortization and write-downs, and excluding income from associated companies.

        Items not reflecting underlying business operations include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. We believe that excluding these items provides a better view of the underlying business operations and economic performance of the company and our reporting units. We, for example, exclude write-downs, personnel redundancy and other restructuring costs that result from our decisions to restructure operations or remove overlapping activities, since we believe such costs do not reflect the historical performance of the underlying business operations. We also exclude capital gains and losses, since we believe that such items do not reflect the historical performance of our underlying business operations. When calculating EBITDA excluding items not reflecting underlying business operations, we do not exclude items that are part of the underlying business operations, even though such items may not recur in the near future. In 2003, we have not, for example, excluded from EBITDA excluding items not reflecting underlying business operations a write-down of SEK 400 million on certain development projects in Sweden, a negative adjustment of SEK 242 million in Finland to correct the accrual of revenues, and a SEK 400 million release of reserve relating to an interconnection dispute in Sweden, since we believe that such items reflect the historical performance of the underlying business operations in 2003 or reflect adjustments to our historical performance in prior periods.

        EBITDA excluding items not reflecting underlying business operations, however, is not a measure of financial performance under IFRS/IAS or U.S. GAAP, and may not be directly comparable to other similarly titled measures for other companies.

        For illustrative purposes, the following table sets forth the relationship between operating income, as reported under IFRS/IAS, and EBITDA excluding items not reflecting underlying business operations for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
EBITDA excluding items not reflecting underlying business operations	30,700	15,692	12,915
Items not reflecting underlying business operations	1,335	(6,271)	384
Depreciation, amortization and write-downs	(17,707)	(20,844)	(13,975)
Income from associated companies(1)	382	528	6,136

Operating income under IFRS/IAS	14,710	(10,895)	5,460

        The following table sets forth items not reflecting underlying business operations within EBITDA for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Restructuring charges(2)	88	(5,924)	(478)
Implementation costs to gain synergies and integrate Telia and Sonera	(456)	—	—
Transaction expenses regarding TeliaSonera merger	—	(13)	—
Certain pension-related items	—	(248)	88
Net capital gains/losses(3)	1,703	(86)	774

Total	1,335	(6,271)	384

(1)
Including capital gains/losses and write-downs related to associated companies.

(2)
Excluding depreciation, amortization and write-downs. Including reversals of provisions and foreign exchange rate effects on provision balances.

(3)
Excluding associated companies.

        Our EBITDA excluding items not reflecting underlying business operations increased by 96 percent in 2003. This was mainly due to the inclusion of Sonera and the new Baltic subsidiaries in the consolidated financial statements beginning December 3, 2002, improved results in Sweden due to streamlining efforts implemented in 2002 and 2003, profitable growth in Norway, and the successful restructuring of our Danish fixed-line business and our international carrier operations. EBITDA excluding items not reflecting underlying business operations increased by 22 percent in 2002. This was mainly due to the one-month impact from the merger with Sonera, improved results in Sweden due to streamlining efforts begun in 2002, profitable growth in Norway, and lower losses in our international carrier and TeliaSonera Holding operations, partly offset by increased losses in our Danish fixed-line operations.

Other Components Affecting our Net Income

        In addition to operating profit, our net income is also affected by financial revenues and expenses, income taxes and minority interest.

        The following table sets forth financial income and expense items for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Dividends, capital gains and write-downs on financial investments	(7)	(181)	(142)
Other financial revenues	1,763	1,274	1,693
Other financial expenses	(2,567)	(1,814)	(2,203)

Net financial expenses	(811)	(721)	(652)

        Our net financial expenses increased by 12 percent in 2003 and by 11 percent in 2002. Other financial revenues increased in 2003 mainly due to higher exchange rate gains, and decreased in 2002 due to lower interest income. Other financial expenses increased in 2003 due to higher interest expenses, as a result of higher debt levels after the merger of Telia and Sonera. Other financial expenses decreased in 2002 due to lower interest expenses.

        The following table sets forth our recorded income taxes and our effective tax rate for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions, except effective tax rate)
Current tax expense	2,761	594	945
Deferred tax expense (benefit)	1,089	(4,213)	1,972

Total tax expense (benefit)	3,850	(3,619)	2,917

Effective tax rate (%)(1)	27.7	31.2	60.7

(1)
Total tax expense (benefit) in relation to income after financial items.

        Our current tax expense increased in 2003 due to better profitability and lower tax-deductible write-downs than in 2002. Current tax expense decreased slightly in 2002, mainly due to changes in the business model of our former Telia international carrier operations. In 2003, we recorded a deferred tax expense, mainly due to the use of existing deferred tax assets, while in 2002 we recorded a deferred tax benefit from the write-downs and restructuring provisions related to our fixed network operations in Denmark and our international carrier operations. The effective tax rate in 2001 was high due to losses in our former Telia international carrier operations, for which deferred tax assets were not recognized, and due to adjustments for new tax legislation in Sweden.

        The corporate income tax rate in Sweden is 28 percent. In 2003, the Finnish government announced its intention to propose Parliament to reduce the Finnish corporate income tax rate from 29 percent to 26 percent. If the change had already been enacted by the Parliament during 2003, our deferred tax expense for 2003 would have increased by SEK 1,018 million and our effective tax rate would have increased from 27.7 percent to 35.0 percent.

        Our net income improved by SEK 17,147 million, from a net loss of SEK 8,067 million in 2002 to a net income of SEK 9,080 million in 2003. The improvement was primarily due to the increase in operating income. In 2002 as compared to 2001, net income decreased by SEK 9,936 million from a net income of SEK 1,869 million in 2001 to a net loss of SEK 8,067 million in 2002. The decrease was primarily due to the decrease in operating income.

RESULTS OF OPERATIONS (Combined Company Results)

        As previously stated, the following discussion includes the combined results of operations of Telia and Sonera as if the merger had occurred as of January 1, 2001. The combined financial information presented below assumes (i) that TeliaSonera held a 100 percent interest in Sonera for the periods presented and (ii) that the divestments of Com Hem and Telia Mobile Finland that were required by the EU Commission to obtain clearance for the merger had occurred as of January 1, 2001.

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Net sales	81,772	80,979	80,925
Operating expenses (except depreciation, amortization and write-downs)	(51,450)	(65,579)	(51,865)
Depreciation, amortization and write-downs	(17,564)	(28,319)	(20,867)
Income from associated companies	382	(33,039)	1,392

Operating income	13,140	(45,958)	9,586
Financial revenues and expenses	(794)	(833)	(4,333)

Income after financial items	12,346	(46,791)	5,253
Income taxes	(3,706)	14,409	(2,512)
Minority interests	(969)	(508)	(598)

Net income	7,671	(32,890)	2,143

        The combined company results have been derived from our historical audited results for 2003, 2002 and 2001 as follows:

	Year ended December 31, 2003
	Historical	Adjustments	Combined company
	(SEK in millions)
Net sales	82,425	(653)	81,772
Operating income	14,710	(1,570)	13,140
Income after financial items	13,899	(1,553)	12,346
Net income	9,080	(1,409)	7,671

        For 2003, we have adjusted the historical audited results by excluding the results of Com Hem and Telia Mobile Finland up to the date of their divestment in June 2003 and the related net capital gain from the divestment, because the divestment of these units was required by the EU Commission to obtain clearance for the merger. After the divestment of Com Hem and Telia Mobile Finland in June 2003, the combined company results are the same as our historical audited results.

	Year ended December 31, 2002
	Historical	Adjustments	Combined company
	(SEK in millions)
Net sales	59,483	21,496	80,979
Operating income	(10,895)	(35,063)	(45,958)
Income after financial items	(11,616)	(35,175)	(46,791)
Net income	(8,067)	(24,823)	(32,890)

        For 2002, we have adjusted the historical audited results by including the results of operations of Sonera and the new Baltic subsidiaries, together with the related amortization of goodwill and similar fair value adjustments, for the period between January 1 and December 3, 2002, the date of the merger. We have also excluded the results of Com Hem and Telia Mobile Finland for the full year 2002.

	Year ended December 31, 2001
	Historical	Adjustments	Combined company
	(SEK in millions)
Net sales	57,196	23,729	80,925
Operating income	5,460	4,126	9,586
Income after financial items	4,808	445	5,253
Net income	1,869	274	2,143

        For 2001, we have adjusted the historical audited results by including the results of operations of Sonera and the new Baltic subsidiaries, together with the related amortization of goodwill and similar fair value adjustments, for the full year 2001. We have also excluded the results of Com Hem and Telia Mobile Finland for the full year 2001.

Analysis of Components within Operating Income

        On a combined company basis, our net sales increased by 1.0 percent in 2003 and by 0.1 percent in 2002, mainly due to growth in Norway and the consolidation of our Eurasian operations beginning in September 2002. Increases in net sales in 2003 and 2002 were partially offset by divestitures of certain non-core operations.

        On a combined company basis, our operating expenses (except depreciation, amortization and write-downs) decreased in 2003, mainly due to lower restructuring costs and write-downs recorded in 2003 as compared to 2002, and improved efficiency across most of our operations. Operating expenses in 2002 were higher than in 2001 primarily due to significant restructuring costs and write-downs recorded in 2002, which mainly related to our international carrier operations and the Italian 3G operations. Significant capital gains/losses from divestments reported within operating expenses were zero, SEK 1,269 million and SEK 8,177 million in 2003, 2002 and 2001, respectively.

        On a combined company basis, our depreciation, amortization and write-down expense in 2003 decreased mainly due to significantly lower write-downs than in 2002. The increase in 2002 was primarily due to write-downs that related to the former Telia mobile operations in Finland, to the restructuring of our Danish fixed network operations and our international carrier operations, and to the goodwill write-down relating to our former software subsidiary Sonera SmartTrust. Excluding write-downs, our depreciation and amortization expense was SEK 17,361 million, SEK 18,086 million and SEK 17,587 million in 2003, 2002 and 2001, respectively.

        On a combined company basis, our income from associated companies improved significantly in 2003 due to lower write-downs recorded on associated companies. In 2002, we recorded a SEK 34 billion write-down on our investment in German 3G operations, which resulted in a significant loss recorded from associated companies as a whole. Net capital gains recorded from divestments of shares in associated companies were SEK 231 million, SEK 2,386 million and SEK 9,180 million in 2003, 2002 and 2001, respectively.

Operating Income and EBITDA Excluding Items Not Reflecting Underlying Business Operations

        On a combined company basis, our operating income in 2003 improved significantly from an operating loss in 2002 due to improved profitability in Sweden, Norway, Denmark, Russia, Turkey, for former Telia International Carrier and TeliaSonera Holding, as well as to the full-year consolidation of Eurasia, and to significantly lower write-downs and restructuring charges. The write-downs and restructuring charges recorded in 2002 mainly related to our international carrier operations and our fixed network operations in Denmark, and our 3G investments in Germany, Italy and Spain. Our operating income in 2002 was weaker than in 2001 and we recorded a significant operating loss mainly due to these write-downs and restructuring charges, as well as lower capital gains than in 2001.

        As discussed previously, we use both operating income and "EBITDA excluding items not reflecting underlying business operations" as the principal measures for monitoring profitability. For illustrative purposes, the following table sets forth the relationship between operating income under IFRS/IAS and EBITDA excluding items not reflecting underlying business operations for the periods indicated, and on combined company basis:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
EBITDA excluding items not reflecting underlying business operations	30,690	25,457	21,768
Items not reflecting underlying business operations	(368)	(10,057)	7,293
Depreciation, amortization and write-downs	(17,564)	(28,319)	(20,867)
Income from associated companies(1)	382	(33,039)	1,392

Operating income under IFRS/IAS	13,140	(45,958)	9,586

        The following table sets forth items not reflecting underlying business operations within EBITDA for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Restructuring charges(2)	88	(5,960)	(764)
Implementation costs to gain synergies and integrate Telia and Sonera	(456)	—	—
Transaction expenses TeliaSonera merger	—	(13)	—
Certain pension-related items	—	(248)	91
Write-downs of shares	—	(2,568)	(212)
Net capital gains/losses(3)	—	(1,269)	8,177

Total	(368)	(10,058)	7,292

(1)
Including capital gains/losses and write-downs related to associated companies.

(2)
Excluding depreciation, amortization and write-downs. Including reversals of provisions and foreign exchange rate effects on provision balances.

(3)
Excluding associated companies.

        On a combined company basis, our EBITDA excluding items not reflecting underlying business operations increased by 21 percent in 2003 due to improved results across most of our operations. Accordingly, EBITDA excluding items not reflecting underlying business operations in relation to net sales improved from 31.4 percent in 2002 to 37.5 percent in 2003. Our EBITDA excluding items not reflecting underlying business operations increased by 17 percent in 2002 mainly due to improved results in Sweden, Finland, Norway and our Holding operations, and the consolidation of our Eurasian operations beginning in September 2002.

Other Components Affecting our Net Income

        On a combined company basis, our net financial expenses decreased by five percent in 2003, reflecting the lower average indebtedness in 2003. Net financial expenses decreased significantly in 2002 as compared to 2001, mainly due to significant write-downs and capital losses recorded in 2001 that related to Deutsche Telekom shares temporarily held by former Sonera.

        On a combined company basis, our effective tax rate was 30.0 percent in 2003, 30.8 percent in 2002, and 47.8 percent in 2001. In 2002, we recorded significant deferred tax benefits from write-downs and restructuring charges related to our fixed network operations in Denmark and our international carrier operations, and from write-downs related to the German and Italian 3G investments. Our effective tax rate in 2001 was high mainly due to losses in our former Telia international carrier operations, for which deferred tax assets were not recognized, and due to adjustments for new tax legislation in Sweden.

        On a combined company basis, our net income improved by SEK 40,561 million from a net loss of SEK 32,890 million in 2002 to a net income of SEK 7,671 million in 2003. The improvement was primarily due to the increase in operating income. In 2002 as compared to 2001, net income decreased by SEK 35,033 million from a net income of SEK 2,143 million in 2001 to a net loss of SEK 32,890 million in 2002. The decrease was primarily due to the decrease in operating income.

SEGMENT ANALYSIS

        Immediately after the completion of the merger of Telia and Sonera, as of January 1, 2003, we implemented a new reporting unit structure based principally on the following geographic areas in which we operate:

  •
  Sweden

  •
  Finland

  •
  Norway

  •
  Denmark

  •
  the Baltic countries

  •
  Eurasia

  •
  Russia

  •
  Turkey

  •
  TeliaSonera International Carrier

  •
  TeliaSonera Holding

        Prior to the merger, both Telia and Sonera had reporting segments based on product areas, including mobile services, fixed network services, Internet services, and certain other product areas. We have restated the segment financial data for the years ended December 31, 2002 and 2001 to reflect our new reporting structure. See Note 34 to our consolidated financial statements for further details.

        The historical results discussion below includes the historical results of each of our reporting segments in 2003, 2002 and 2001, including the results of operations of Sonera and the new Baltic subsidiaries only for the period beginning December 3, 2002. Therefore, the fluctuations in the historical operating results, except for Sweden, Norway and Denmark, in 2003 as compared to 2002 and 2001 were principally due to the merger of Telia and Sonera.

        Consistent with the supplemental disclosures above in the consolidated operating results discussion, we have also presented a combined company segment results discussion that includes the results of each of our segments as if the merger had occurred as of January 1, 2001. The combined company information assumes (i) that TeliaSonera held a 100 percent interest in Sonera for the periods presented and (ii) that the divestments of Com Hem and Telia Mobile Finland that were required by the EU Commission to obtain clearance for the merger had occurred as of January 1, 2001.

Sweden

Historical and Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales
Mobile Communications	12,312	11,846	11,606	3.9	2.1
Fixed Communications	30,052	31,716	33,085	(5.2)	(4.1)

Total	42,364	43,562	44,691	(2.8)	(2.5)

Operating income	10,809	8,035	9,181	34.5	(12.5)
In relation to net sales (%)	25.5	18.4	20.5
Additional information:
EBITDA excluding items not reflecting underlying business operations
Mobile Communications	5,529	5,217	5,022	6.0	3.9
Fixed Communications	12,108	10,679	10,456	13.3	2.1

Total	17,637	15,896	15,478	11.0	2.7

EBITDA excluding items not reflecting underlying business operations in relation to net sales (%)
Mobile Communications	44.9	44.0	43.3
Fixed Communications	40.3	33.7	31.6

Total	41.6	36.5	34.6

        We are the largest provider of mobile communications, fixed voice, Internet access, broadband and corporate data services in Sweden.

        Our net sales in Sweden decreased in 2003 and 2002 mainly due to lower intercompany sales and lower net sales in fixed communications. Our total external sales decreased by 0.7 percent in 2003 and by 0.4 percent in 2002. Net sales for mobile communications increased in 2003 and 2002 mainly due to our growing customer base. Net sales for fixed communications decreased in 2003 and 2002 mainly due to our reduced market share in fixed communications and, in 2003, also due to a decline in the size of the overall telecommunications market in Sweden.

        Our operating income in Sweden increased in 2003 mainly due to reduced operating expenses, the results of continued streamlining and tight focus on costs, the impact of the efficiency improvement measures implemented in 2002 and the effect of synergies from the merger. Operating income in 2003 was also improved by lower restructuring costs and lower depreciation and amortization expense compared to 2002. Operating income in 2002 decreased mainly due to higher restructuring costs and higher depreciation and amortization expense as a result of the high capital expenditure level in 2001.

        Our EBITDA excluding items not reflecting underlying business operations in Sweden increased in 2003 and 2002, both in absolute terms and in relation to net sales. This was due to continued streamlining and tight focus on costs, the impact of the efficiency improvement measures implemented in 2002, and in 2003, the effect of synergies from the merger. This development is also reflected in improved margins in 2003 and 2002 for both mobile and fixed communications.

Finland

Historical Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	17,697	1,461	—	N/A	N/A
Operating income	1,981	(70)	—	N/A	N/A
In relation to net sales (%)	11.2	(4.8)	—
Additional information:
EBITDA excluding items not reflecting underlying business operations	6,738	502	—	N/A	N/A
In relation to net sales (%)	38.1	34.4	—

        The fluctuations in the historical year-over-year operating results for Finland in 2003 and 2002 were due entirely to the merger of Telia and Sonera. We have presented below a supplementary discussion of the operating results for Finland for 2003, 2002 and 2001, including trends that affected historical as well as combined company results.

Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales
Mobile Communications	10,898	11,208	11,207	(2.8)	0.0
Fixed Communications	6,799	6,307	6,182	7.8	2.0

Total	17,697	17,515	17,389	1.0	0.7

Operating income	1,981	2,112	3,383	(6.2)	(37.6)
In relation to net sales (%)	11.2	12.1	19.5
Additional information:
EBITDA excluding items not reflecting underlying business operations
Mobile Communications	5,200	5,662	5,590	(8.2)	1.3
Fixed Communications	1,538	1,207	775	27.4	55.7

Total	6,738	6,869	6,365	(1.9)	7.9

EBITDA excluding items not reflecting underlying business operations in relation to net sales (%)
Mobile Communications	47.7	50.5	49.9
Fixed Communications	22.6	19.1	12.5

Total	38.1	39.2	36.6

        We are the largest provider of mobile communications, broadband and corporate data services in Finland, and one of the three largest providers of fixed voice services.

        Our net sales in Finland increased in 2003 and 2002 mainly due to higher net sales for fixed communications. Net sales for mobile communications decreased in 2003 mainly due to price erosion and a SEK 242 million adjustment to accrued revenues. Despite slight growth in our customer base, net sales for mobile communications remained flat in 2002 as compared to 2001, mainly due to price erosion. Net sales for fixed communications increased in 2003 mainly due to the acquisition of Auria, which increased net sales by SEK 172 million, higher sales of Internet and data services, and higher equipment sales. In 2002, net sales for fixed communications increased mainly due to higher sales of Internet and data services.

        Our operating income in Finland decreased in 2003 mainly due to lower net sales and lower margins in our mobile operations compared to 2002, due to an adjustment of SEK 242 million to accrued revenues. Operating income in 2002 decreased due to lower capital gains in 2002 as compared to 2001. Our operating income in Finland is also affected by goodwill and similar amortization expenses related to the merger, which totalled SEK 2,240 million, SEK 2,201 million and SEK 2,203 million in 2003, 2002 and 2001, respectively. Changes in annual goodwill and similar amortization levels were mainly due to exchange rate effects.

        Our EBITDA excluding items not reflecting underlying business operations in Finland decreased in 2003, both in absolute terms and in relation to net sales. This was due to the adjustment to accrued revenues in mobile communications. EBITDA excluding items not reflecting underlying business operations for fixed communications increased in 2003 mainly due to increased net sales, efficiency improvements and synergy savings. In 2002, EBITDA excluding items not reflecting underlying business operations in Finland increased, both in absolute terms and in relation to net sales, mainly due to the full-year impact of the efficiency improvement measures implemented in 2001, and in the fixed communications, also due to increased net sales.

        Regarding the market of voice call termination on individual mobile telephone networks, the three mobile operators in Finland that have their own networks have recently achieved mutual agreements on their new mobile-to-mobile termination fees. We estimate that the new prices will have a slightly negative effect on revenues, and an approximately SEK 50 million negative effect per annum on operating income.

Norway

Historical and Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	6,081	5,537	4,316	9.8	28.3
Operating income	423	(38)	(388)	N/A	90.2
In relation to net sales (%)	7.0	(0.7)	(9.0)
Additional information:
EBITDA excluding items not reflecting underlying business operations	2,499	2,129	1,381	17.4	54.2
In relation to net sales (%)	41.1	38.5	32.0

        We are the second largest provider of mobile communications in Norway, where we operate through our wholly owned subsidiary, NetCom, which we acquired in 2000.

        Net sales in Norway increased in 2003 and 2002 due to growth in our customer base and increased usage per customer. In local currency, our net sales grew by 17 percent and 21 percent in 2003 and 2002, respectively. In 2003, price cuts resulted in a four percent decline in our net sales.

        Our operating income in Norway has steadily improved from a negative margin of nine percent in 2001 to a positive margin of seven percent in 2003, due to strong growth in net sales and improved economies of scale as our customer base has continued to grow. Our operating income in Norway is also affected by goodwill amortization expense, which totalled SEK 1,260 million, SEK 1,347 million and SEK 1,270 million in 2003, 2002 and 2001, respectively. Changes in annual goodwill amortization levels were due to exchange rate effects only.

        Our EBITDA excluding items not reflecting underlying business operations in Norway increased in 2003 and 2002, both in absolute terms and in relation to net sales. This was due to strong growth in net sales and improved economies of scale.

Denmark

Historical and Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales
Mobile Communications	1,552	1,021	731	52.0	39.7
Fixed Communications	1,726	1,762	1,836	(2.0)	(4.0)

Total	3,278	2,783	2,567	17.8	8.4

Operating income	(561)	(5,764)	(1,333)	90.3	(332.4)
In relation to net sales (%)	(17.1)	(207.1)	(51.9)
Additional information:
EBITDA excluding items not reflecting underlying business operations
Mobile Communications	(91)	(505)	(641)	82.0	21.2
Fixed Communications	161	(804)	(36)	N/A	N/A

Total	70	(1,309)	(677)	N/A	(93.4)

EBITDA excluding items not reflecting underlying business operations in relation to net sales (%)
Mobile Communications	(5.9)	(49.5)	(87.7)
Fixed Communications	9.3	(45.6)	(2.0)

Total	2.1	(47.0)	(26.4)

        We are the fourth largest mobile network operator in Denmark, the third largest provider of fixed voice services, the second largest in fixed wholesale products, and the second largest cable TV operator.

        Our net sales in Denmark increased in 2003 and 2002 due to growth in our mobile operations. Net sales for mobile communications increased in 2003 and 2002 mainly due to the 82 percent growth in our customer base from 288,000 customers on January 1, 2001 to 525,000 customers on December 31, 2003. Net sales for fixed communications decreased in 2003 and 2002 mainly due to the restructuring of fixed-line operations in 2002 and the streamlining of product portfolio. This decrease was partly offset by growth in 2003 and 2002 in the cable TV operations due to increased customer base.

        Our operating loss in Denmark decreased significantly in 2003 compared to 2002 due to growth in net sales from mobile communications, improved margins overall, and because we recorded significant write-downs and restructuring costs in 2002. Our operating loss in 2002 increased from the loss in 2001 due to these write-downs and restructuring costs and also due to increasingly negative margins recorded by our fixed communications business.

        Our EBITDA excluding items not reflecting underlying business operations in Denmark turned positive in 2003, after significant losses in 2002 and 2001. This was due to increased revenues and economies of scale in our mobile operations, as well as the successful restructuring of our fixed-line operations. We also recorded positive EBITDA excluding items not reflecting underlying business operations for mobile communications in the last quarter of 2003.

The Baltic Countries

Historical Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	5,881	578	40	N/A	N/A
Operating income	994	229	193	334.1	18.7
In relation to net sales (%)	16.9	39.6	482.5
Additional information:
EBITDA excluding items not reflecting underlying business operations	2,846	207	5	N/A	N/A
In relation to net sales (%)	48.4	35.8	12.5

        The fluctuations in the historical year-over-year operating results for the Baltic countries in 2003 and 2002 were due in substantial part to the merger of Telia and Sonera. We have presented below a supplementary discussion of the operating results for the Baltic countries for 2003, 2002 and 2001, including trends that affected historical as well as combined company results.

Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales
Lithuania mobile	2,032	1,840	1,270	10.4	44.9
Lithuania fixed	2,136	2,557	2,735	(16.5)	(6.5)
Latvia mobile	1,855	1,815	1,740	2.2	4.3
Other and eliminations	(142)	(149)	(136)	4.7	(9.6)

Total	5,881	6,063	5,609	(3.0)	8.1

Operating income	994	1,182	1,246	(15.9)	(5.1)
In relation to net sales (%)	16.9	19.5	22.2
Additional information:
EBITDA excluding items not reflecting underlying business operations
Lithuania mobile	900	736	516	22.3	42.6
Lithuania fixed	1,059	1,373	1,466	(22.9)	(6.3)
Latvia mobile	944	927	892	1.8	3.9
Other and eliminations	(57)	(16)	(3)	(256.3)	(433.3)

Total	2,846	3,020	2,871	(5.8)	5.2

EBITDA excluding items not reflecting underlying business operations in relation to net sales (%)
Lithuania mobile	44.3	40.0	40.6
Lithuania fixed	49.6	53.7	53.6
Latvia mobile	50.9	51.1	51.3
Other and eliminations	40.1	10.7	2.2

Total	48.4	49.8	51.2

Income from associated companies
Latvia fixed	205	207	207	(1.0)	0.0
Estonia mobile	136	144	180	(5.6)	(20.0)
Estonia fixed	41	7	(10)	485.7	N/A
Other and eliminations	(3)	0	1	N/A	N/A

Total	379	358	378	5.9	(5.3)

        We operate in all three Baltic countries through majority and minority owned companies, all of which are the largest mobile or fixed-line operators in their markets. We consolidate three operators in the Baltic region in our financial statements: Lithuania mobile (Omnitel, 90 percent ownership), Lithuania fixed (Lietuvos Telekomas, 60 percent ownership), and Latvia mobile (Latvijas Mobilais Telefons, 60 percent ownership). We also have a minority interest in three operators that we account for as associated companies: Latvia fixed (Lattelekom, 49 percent ownership), Estonia mobile (EMT, 49 percent ownership), and Estonia fixed (Elion, 49 percent ownership).

        Our total net sales in the Baltic countries decreased in 2003 due to lower revenues from our fixed-line operations in Lithuania, while total net sales increased in 2002 due to increased revenues in our Lithuanian and Latvian mobile operations. Total operating income decreased in 2003 and in 2002 mainly due to poorer results from our fixed-line operations in Lithuania. Our operating income in the Baltic countries also includes our share of net income in the three associated companies in the region, which was relatively stable during the three-year period ended December 31, 2003. Our operating income in the Baltic countries is also affected by goodwill and similar amortization expenses mainly related to the merger, which totalled SEK 563 million, SEK 550 million and SEK 535 million in 2003, 2002 and 2001, respectively. Changes in the amount of goodwill and similar amortization levels we recorded were mainly due to exchange rate effects.

        Our Lithuanian and Latvian mobile operations recorded increased EBITDA excluding items not reflecting underlying business operations in 2003 and 2002, due to the growth in the customer base. Our Lithuanian fixed-line operations recorded decreased EBITDA excluding items not reflecting underlying business operations in 2003 and 2002, due to price cuts and strong competition from the mobile sector, which has led to a decrease in our Lithuanian fixed-line customer base.

Eurasia

Historical Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	2,742	211	—	N/A	N/A
Operating income	889	88	—	N/A	N/A
In relation to net sales (%)	32.4	41.7	—
Additional information:
EBITDA excluding items not reflecting underlying business operations	1,490	118	—	N/A	N/A
In relation to net sales (%)	54.3	55.9	—

        The fluctuations in the historical year-over-year operating results for Eurasia in 2003 and 2002 were due entirely to the merger of Telia and Sonera. We have presented below a supplementary discussion of the operating results for Eurasia for 2003, 2002 and 2001, including trends that affected historical as well as combined company results.

Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	2,742	847	—	223.7	N/A
Operating income	889	(76)	(1,183)	N/A	93.6
In relation to net sales (%)	32.4	(9.0)	N/A
Additional information:
EBITDA excluding items not reflecting underlying business operations	1,490	457	—	226.0	N/A
In relation to net sales (%)	54.3	54.0	—
Income from associated companies	—	(283)	(1,183)	N/A	76.1

        We provide mobile communications services in four Eurasian countries through Fintur, in which we increased our direct and indirect interest to 74.0 percent in September 2002. Before our acquisition of a majority interest, Fintur also had media, Internet and digital TV operations, and we held a direct 35 percent interest in Fintur and accounted for it as an associated company. In two of the biggest Eurasian markets, Kazakhstan and Azerbaijan, we are the largest mobile operator. In Georgia, we are the second largest operator, and in Moldova, we have a 50 percent market share in a two-operator market.

        Our net sales in Eurasia increased in 2003 due to the acquisition of majority interest and consolidation of Fintur beginning in September 2002. Pro forma net sales for the current Fintur operations increased by 44 percent and 37 percent in local currency in 2003 and 2002, respectively. The increase was due to the rapid growth in our customer base.

        Our operating income in Eurasia turned positive in 2003 compared to a loss in 2002 due to the disposal of Fintur's loss-making media, Internet and digital TV businesses as part of a restructuring process where we acquired the majority interest, and due to an increase in net sales and margins in Fintur's current mobile operations. Our operating loss in 2002 decreased from the loss in 2001 due to smaller losses recorded from Fintur's media, Internet and digital TV businesses in January-August 2002 before the restructuring. Our operating income in Eurasia was also affected by goodwill and similar amortization expenses, which totalled SEK 176 million, SEK 40 million and SEK 51 million in 2003, 2002 and 2001, respectively. Changes in annual goodwill and similar amortization levels were mainly due to the merger of Telia and Sonera and the acquisition of a majority interest in 2002.

        Our EBITDA excluding items not reflecting underlying business operations in Eurasia increased in 2003 due to the acquisition of a majority interest in Fintur in September 2002. Pro forma EBITDA excluding items not reflecting underlying business operations for the current Fintur operations increased by 44 percent and 75 percent in 2003 and 2002, respectively. The increase was due to growth in revenues and increased economies of scale. Pro forma EBITDA excluding items not reflecting underlying business operations in relation to pro forma net sales was 52.1 percent and 40.9 percent for the full year 2002 and 2001, respectively.

Russia

Historical Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions)			(%)
Income from associated companies	509	51	153	898.0	(66.7)

        The fluctuations in the historical year-over-year operating results for Russia in 2003 and 2002 were due partly to the merger of Telia and Sonera. We have presented below a supplementary discussion of the operating results for Russia for 2003, 2002 and 2001, including trends that affected historical as well as combined company results.

Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions)			(%)
Share of net income	709	168	356	322.0	(52.8)
Amortization of goodwill and fair value adjustments	(200)	(231)	(225)	13.4	(2.7)

Income from associated companies	509	(63)	131	N/A	N/A

        We hold a 43.8 percent direct and indirect interest in MegaFon, the third largest mobile operator in Russia.

        Our share of MegaFon's net income increased in 2003 as compared to 2002 due to strong growth in both net sales and earnings for MegaFon in 2003. The growth was mainly due to the rapid growth of MegaFon's customer base, which more than doubled in 2003 from 3.0 million to 6.2 million. Our share of MegaFon's net income decreased in 2002 as compared to 2001 due to start-up losses in the Moscow area.

        Changes in annual goodwill and similar amortization levels were mainly due to exchange rate effects.

Turkey

Historical Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions)			(%)
Income from associated companies	618	115	—	437.4	N/A

        The fluctuations in the historical year-over-year operating results for Turkey in 2003 and 2002 were due entirely to the merger of Telia and Sonera. We have presented below a supplementary discussion of the operating results for Turkey for 2003, 2002 and 2001, including trends that affected historical as well as combined company results.

Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions)			(%)
Share of net income (U.S. GAAP)	600	70	(563)	757.1	N/A
IFRS/IAS adjustments	706	551	(1,259)	28.1	N/A
Amortization of goodwill and fair value adjustments	(688)	(954)	(964)	27.9	1.0

Income from associated companies	618	(333)	(2,786)	N/A	88.0

        We hold a 37.3 percent direct and indirect interest in Turkcell, the largest mobile operator in Turkey.

        Turkcell's net income improved considerably in 2003 due to growth in its customer base and traffic volumes per customer. While price pressure intensified in 2003, Turkcell successfully defended its leading position using loyalty programs and volume-based offerings. Turkcell's net sales increased at a higher rate than expenses, which led to a significantly improved operating income margin. The result for 2003 was further improved by an appreciation of the Turkish lira against the U.S. dollar. The financial turmoil in Turkey in 2001 and part of 2002 had a negative effect on the results of 2001 and 2002 through decreasing volumes per customer and decreasing prices. The result of 2001 was further influenced by a foreign exchange loss of $151.5 million as a result of the devaluation of the Turkish lira in 2001.

        Turkcell prepares its accounts under U.S. GAAP, using the U.S. dollar as its reporting currency, in accordance with SFAS No. 52 "Foreign Currency Translation" as applied to hyperinflationary economies. In our IFRS/IAS accounts, we have restated Turkcell's results to Turkish lira to account for the impact of inflation, before translating the results into Swedish krona. The major part of the line item "IFRS/IAS adjustments" in the above table represents the difference in techniques between IFRS/IAS and U.S. GAAP in restating the financial statements of entities in hyperinflationary economies.

        The IFRS/IAS adjustment for Turkcell was positive in 2003 and 2002 due to a continuously high inflation rate not being offset by a matching devaluation in the Turkish lira against other currencies. The IFRS/IAS adjustment for Turkcell was negative in 2001 due to a significant devaluation of the Turkish lira against all major currencies, which outweighed the impact of inflation in 2001.

        The change in annual goodwill and similar amortization levels in 2003 as compared to 2002 and 2001 were due to the adjustment of goodwill in 2003, as discussed in "—The Merger of Telia and Sonera." The change in 2002 as compared to 2001 was due to exchange rate effects.

TeliaSonera International Carrier

Historical Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	4,892	5,306	4,742	(7.8)	11.9
Operating income	(259)	(12,060)	(5,155)	97.9	(133.9)
In relation to net sales (%)	(5.3)	(227.3)	(108.7)
Additional information:
EBITDA excluding items not reflecting underlying business operations	144	(1,285)	(1,573)	N/A	18.3
In relation to net sales (%)	2.9	(24.2)	(33.2)

        The fluctuations in the historical year-over-year operating results for TeliaSonera International Carrier in 2003 and 2002 were due partly to the merger of Telia and Sonera. We have presented below a supplementary discussion of the operating results for TeliaSonera International Carrier for 2003, 2002 and 2001, including trends that affected historical as well as combined company results.

Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	4,892	6,861	6,246	(28.7)	9.8
Operating income	(259)	(12,080)	(4,938)	97.9	(144.6)
In relation to net sales (%)	(5.3)	(176.1)	(79.1)
Additional information:
EBITDA excluding items not reflecting underlying business operations	144	(1,225)	(1,272)	N/A	3.7
In relation to net sales (%)	2.9	(17.9)	(20.4)

        We are one of the major providers of wholesale telecommunications services on the European market. We are the largest provider of wholesale services in the Nordic and Baltic regions and in the European part of Russia, and have a strong position in Central and Western Europe and with respect to trans-Atlantic traffic.

        International Carrier's net sales decreased in 2003 due to the integration of Telia's and Sonera's international carrier operations and the restructuring of Telia's carrier business, which included closing down operations in Asia, domestic capacity operations in the United States and domestic voice reseller operations in the United Kingdom and Germany. In 2002, net sales increased due to strong sales efforts in our former Telia international carrier business before the decision to restructure the operations.

        TeliaSonera International Carrier's operating loss decreased significantly in 2003 as compared to 2002. In 2003, we also recorded provisions and charges of SEK 455 million to integrate Telia's and Sonera's carrier operations, and a reversal of SEK 427 million relating to existing restructuring reserves for Telia international carrier. In the fourth quarter of 2003, TeliaSonera International Carrier reported positive operating income. In 2002, operating income included a total of SEK 10,127 million of restructuring provisions, write-downs and other charges in relation to the restructuring of Telia international carrier. In 2001, we recorded write-downs of SEK 3,027 million in relation to Telia international carrier. The changes in operating income in 2003 as compared to 2002, and in 2002 as compared to 2001, are principally due to changes in write-downs and restructuring charges each year.

        Despite decreased net sales, TeliaSonera International Carrier's EBITDA excluding items not reflecting underlying business operations turned positive in 2003 due to successful restructuring measures. In 2002, EBITDA loss excluding items not reflecting underlying business operations remained at the level of 2001, despite increased net sales, mainly due to non-profitable growth before the restructuring of former Telia international carrier and also, to a lesser extent, the decrease in positive EBITDA excluding items not reflecting underlying business operations for our former Sonera international carrier operations.

TeliaSonera Holding

Historical Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	2,940	3,382	11,265	(13.1)	(70.0)
Operating income	206	(1,026)	3,373	N/A	N/A
In relation to net sales (%)	7.0	(30.3)	29.9
Additional information:
EBITDA excluding items not reflecting underlying business operations	205	(100)	(1,046)	N/A	90.4
In relation to net sales (%)	7.0	(3.0)	(9.3)
Income from associated companies	(1,176)	183	5,785	N/A	(96.8)

        The fluctuations in the historical year-over-year operating results for TeliaSonera Holding in 2003 and 2002 were due partly to the merger of Telia and Sonera. The historical results also include the results of operations and the net capital gain from Com Hem and Telia Mobile Finland, which we sold in June 2003 to fulfil certain EU conditions for the merger of Telia and Sonera.

        We have presented below a supplementary discussion of the operating results for TeliaSonera Holding for 2003, 2002 and 2001, including trends that affected historical as well as combined company results. The combined company results do not include operating results and the net capital gain from Com Hem and Telia Mobile Finland.

Combined Company Results

	Year ended December 31,			Change
	2003	2002	2001	2003/2002	2002/2001
	(SEK in millions, except margins)			(%)
Net sales	1,982	2,180	10,933	(9.1)	(80.1)
Operating income	(1,363)	(38,438)	6,904	96.5	N/A
In relation to net sales (%)	(68.8)	N/A	63.1
Additional information:
EBITDA excluding items not reflecting underlying business operations	196	243	(1,568)	(19.3)	N/A
In relation to net sales (%)	9.9	11.1	(14.3)
Income from associated companies	(1,176)	(32,773)	4,969	96.4	N/A

        TeliaSonera Holding is responsible for the management and rationalization of our interests in certain companies outside our core business areas. As of December 31, 2003, TeliaSonera Holding managed approximately 200 investments in subsidiaries, associated companies and other minority holdings.

        Net sales for TeliaSonera Holding decreased in 2003 and 2002 due to the divestment of various subsidiaries in 2001 and 2002.

        Apart from consolidated operations, the operating income for TeliaSonera Holding was affected by capital gains/losses and income from associated companies, as set forth in the following table:

	Year ended December 31,
	2003	2002	2001
	(SEK in millions, except margins)
Capital gains/losses from sale of subsidiaries and write-downs/provisions for Italian 3G	—	(3,837)	4,794
Income from associated companies:
Share of net income	(271)	(1,608)	(2,126)
Capital gains/losses	251	2,404	9,323
Write-downs	(1,435)	(34,073)	(2,236)
Amortization of goodwill and fair value adjustments	279	504	8

Total	(1,176)	(32,773)	4,969

        TeliaSonera Holding's operating loss decreased in 2003 compared to 2002 mainly due to write-downs and provisions recorded by Sonera in 2002 for its German, Italian and Spanish 3G investments. TeliaSonera Holding's operating income turned into a loss in 2002 as compared to profit in 2001 mainly due to write-downs and provisions relating to these 3G investments, and also due to large capital gains in 2001 that mainly related to the sale of our interests in Eniro, Tess, VoiceStream and Powertel.

        EBITDA excluding items not reflecting underlying business operations decreased slightly in 2003 mainly due to the decrease in net sales. EBITDA excluding items not reflecting underlying business operations turned positive in 2002 as compared to a loss in 2001 mainly due to the narrowing of losses in the former Sonera service businesses, especially in Sonera Zed and SmartTrust.

5.B  Liquidity and Capital Resources

CASH FLOWS (Historical)

        The following table and discussion is based on our historical results, which include the results of operations of Sonera and our new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, only for the period beginning December 3, 2002. Therefore, the fluctuations in the historical cash flows in 2003 as compared to 2002 and 2001 are due principally to the merger of Telia and Sonera.

	Year ended December 31,
	2003	2002	2001
	(SEK in millions)
Cash from operating activities	26,443	12,449	10,416
Cash used in capital expenditure	(9,092)	(8,572)	(16,922)
Free cash flow	17,351	3,877	(6,506)
Cash from other investing activities	5,649	3,019	20,554

Cash flow before financing activities	23,000	6,896	14,048

Cash used in financing activities	(16,412)	(10,344)	(6,608)

Cash and cash equivalents, opening balance	5,465	8,923	1,437
Net cash flow for the period	6,588	(3,448)	7,440
Exchange rate difference in cash and cash equivalents	16	(10)	46

Cash and cash equivalents, closing balance	12,069	5,465	8,923

        Our principal source of liquidity is cash generated from operations. Historically, we have also generated significant amounts of cash from asset sales as part of our strategy to focus on our core business. Cash derived from asset sales was especially significant in 2001. Our liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance of our facilities, to expand our business should management deem that such an expansion is in the interest of shareholders, to fund our working capital requirements and to make dividend payments.

        Cash flow from operating activities increased in 2003 primarily due to the merger and due to improved profitability of our operations. Cash flow from operating activities increased in 2002 primarily due to improved profitability of our operations and, to a lesser extent, due to the merger.

        Cash used in capital expenditure increased in 2003 due to the merger. Cash used in capital expenditure decreased in 2002 mainly due to reduced capital expenditure in international carrier activities and in the fixed network in Sweden.

        Free cash flow (cash flow from operating activities less capital expenditure) increased in 2003 mainly due to increased cash flow from operating activities. In 2002, free cash flow turned positive from the negative free cash flow in 2001 mainly due to a decrease in capital expenditure.

        Cash from other investing activities increased in 2003 mainly due to higher proceeds from divestments, lower investment in new financial leasing receivables and compensation received from our pension fund in Sweden. Cash from other investing activities decreased in 2002 mainly due to significantly lower proceeds from divestments in 2002 as compared to significant proceeds from divestments in 2001. See also "—Recent acquisitions, investments and divestitures."

        Cash used in financing activities increased in 2003 compared to 2002, and in 2002 compared to 2001, primarily due to higher repayments of loans each year.

CASH FLOWS (Combined Company)

        Consistent with the supplemental disclosures above in the operating results discussion, we also present a combined company cash flows discussion that indicates the cash flows as if the merger had occurred as of January 1, 2001. The combined company information assumes (i) that TeliaSonera held a 100 percent interest in Sonera for the periods presented and (ii) that the divestments of Com Hem and Telia Mobile Finland that were required by the EU Commission to obtain clearance for the merger had occurred as of January 1, 2001.

	For the years ended December 31,
	2003	2002	2001
	(SEK in million)
Cash from operating activities	26,554	20,717	14,181
Cash used in capital expenditure	(9,055)	(11,183)	(21,189)
Free cash flow	17,499	9,534	(7,008)
Cash from other investing activities	3,334	7,685	35,200

Cash flow before financing activities	20,833	17,219	28,192

Cash used in financing activities	(14,162)	(21,889)	(20,511)

Net cash flow for the period	6,671	(4,670)	7,681

        On a combined company basis, our cash flow from operating activities increased by 28 percent in 2003 principally due to increased margins in Sweden and Norway, significantly reduced losses in Denmark and international carrier, and the consolidation of our Eurasian operations since September 2002. In 2002, our cash flow from operating activities increased by 46 percent principally due to improved results in Norway, reduced losses recorded by Sonera's service businesses, and the consolidation of our Eurasian operations since September 2002.

        On a combined company basis, our capital expenditures decreased by 19 percent in 2003 and 47 percent in 2002 mainly due to tighter control on capital expenditure throughout the operations, lower levels of required investment in restructured operations and, in 2003, due to synergy savings from the merger.

        On a combined company basis, our free cash flow (cash flow from operating activities less capital expenditure) increased steadily from the negative free cash flow of SEK 7.0 billion in 2001 to a positive free cash flow of SEK 17.5 billion in 2003, due to both improved cash flow from operations and reduced capital expenditure.

        On a combined company basis, cash flow from other investing activities decreased in 2003 mainly due to lower proceeds from divestments than in 2002. Cash flow from other investing activities also decreased in 2002 due to significantly higher proceeds from asset sales in 2001.

        On a combined company basis, cash used in financing activities decreased in 2003 mainly due to lower repayments of loans than in 2002. Cash used in financing activities increased only slightly in 2002 compared to 2001. However, in 2001, cash used in financing activities was offset in part by funds received in connection with Sonera's rights issue in 2001.

CREDIT FACILITIES

        We believe that our bank credit facilities and open-market financing programs are sufficient for our present liquidity requirements. We had cash and cash equivalents of SEK 12,347 million as of December 31, 2003. In addition, the aggregate principal unutilized amount we had available under our committed credit facilities amounted to approximately SEK 13,700 million as of December 31, 2003.

        We currently have a credit rating of A for long-term borrowing and A-1 for short-term borrowing from Standard & Poor's Ratings Services, with a stable outlook. Our credit rating from Moody's Investor Services is A2 for long-term borrowing and Prime-1 for short-term borrowing, with a negative outlook.

        We generally seek to arrange our financing through our parent company TeliaSonera AB. We have the following primary means of external borrowing:

Significant Committed Facilities

  •
  We have a committed €1,400 million revolving credit facility with a syndicate of banks which we entered into in March 2003 and which has a final maturity date of March 2008. The facility is used for short-term financing and back-up purposes. To date, we have not drawn any amounts under this facility.

Significant Uncommitted Facilities

  •
  We have a Euro Medium Term Note (EMTN) program, an uncommitted international program for purposes of long-term borrowing with a limit of €5,000 million. As of December 31, 2003, the equivalent of €808 million was utilized under the EMTN program. The average term to maturity was approximately 3.4 years.

  •
  In addition, our subsidiary TeliaSonera Finland Oyj has an EMTN program with a limit of €3,000 million. As of December 31, 2003, the equivalent of €1,600 million was utilized under this program, with an average remaining maturity of approximately 1.9 years. Our intention is not to use this program for any new financing or refinancing, and our intention is that TeliaSonera AB will refinance the outstanding TeliaSonera Finland debt.

  •
  Our Euro Commercial Paper (ECP) program is an uncommitted international program for purposes of short-term borrowing and has a limit of €1,000 million. As of December 31, 2003, the ECP program was not utilized.

  •
  In the Swedish market, our Flexible Term Note (FTN) program provides loan facilities, both short-term and long-term, on an uncommitted basis, up to SEK 12,000 million. Our FTNs outstanding at December 31, 2003 totaled SEK 5,100 million, with an average remaining maturity of approximately 2.2 years.

  •
  In addition to this, we have a Finnish Commercial Paper (CP) program for non-domestic issuers, for purposes of short-term borrowing, with a limit of €300 million. As of December 31, 2003, the CP program was not utilized.

RECENT ACQUISITIONS, INVESTMENTS AND DIVESTITURES

        We have made a number of significant acquisitions and equity investments as well as divestitures since the beginning of 2001. Our most significant transaction during the three-year period ended December 31, 2003 was the merger of Telia and Sonera in December 2002.

Acquisitions, Investments and Divestitures before the merger

        Before their merger, Telia and Sonera had each made a number of significant acquisitions and equity investments as well as divestitures, including the following:

Principal Acquisitions and Investments

  Telia

  •
  In June 2001, Telia purchased all of the shares of Powercom for Danish krona 457 million.

  •
  In 2001 and 2002, Telia made investments in UMTS licenses. During 2001, Telia was awarded a UMTS license in Denmark for a total purchase price of SEK 1,024 million. As of December 31, 2002, we had made an aggregate capital contribution of SEK 500 million to Svenska UMTS-nät, a company owned on an equal basis by TeliaSonera and Tele2.

  Sonera

  •
  In 2001 and 2002, Sonera acquired a 29 percent interest in Loimaan Seudun Puhelin Oy, a local telephone operator based in south-western Finland, for approximately €29 million.

  •
  In February 2001, Sonera acquired a 25.5 percent holding in Metro One, a provider of directory services for mobile handset subscribers in the United States for €72 million.

  •
  In August 2002, Sonera completed the purchase of an additional 23.24 percent interest in Fintur from the Çukurova Group, raising its total holding in Fintur to 58.55 percent. As part of the transaction, Fintur's loss making technology and media businesses were sold to the Çukurova Group. Sonera paid a net consideration of €117 million as a result of the transaction, and assumed interest-bearing net debt of Fintur of approximately €125 million.

Principal Divestitures

  Telia

  •
  In 2000 and 2001, Telia received proceeds of SEK 13.5 billion in the aggregate and recorded capital gains of SEK 12.0 billion in relation to its sale of Eniro, a directory services provider.

  •
  In February 2001, Telia sold its 29 percent interest in the Slovenian mobile company SI.Mobil for €50.1 million and realized a capital gain of SEK 380 million.

  •
  In April 2001, Telia sold all of its economic interest in the Brazilian mobile operator Tess SA for cash and notes and TeliaSonera subsequently sold all of its remaining voting shares in Tess in December 2003. As a result, Telia received an aggregate of $625.9 million in cash proceeds and realized a capital gain of SEK 2,786 million. Telia's capital gain from its sale of Tess was, however, a consequence of equity losses that Telia had previously recorded stemming from its holding in Tess.

  •
  In May 2001, Vodafone plc finalized the acquisition of Eircell 2000 plc, the mobile operations within Eircom plc, which resulted in Telia acquiring an indirect shareholding in Vodafone. Telia has since disposed of all of its shareholdings in Vodafone, realizing net proceeds of approximately SEK 3,500 million and a capital loss of SEK 314 million. In November 2001, Telia sold its holding in Eircom plc to Valentia Telecommunication Ltd. for SEK 3,900 million. Telia realized a capital gain of SEK 1,070 million in connection with the sale. Telia originally held its shares in Eircom through Comsource UnLtd. In April 2002, Telia sold its 40 percent interest in Comsource to the other shareholder, the Dutch telecom operator Royal KPN N.V., realizing a capital gain of SEK 153 million.

  •
  In June 2001, Telia sold all of its shares in Telia Finland Oy, which was responsible for Telia's Finnish fixed-line operations, for SEK 445 million, resulting in a capital gain of SEK 65 million.

  •
  In June 2001, Telia sold a 51 percent interest in its subsidiary Telefos AB to Industri Kapital 2000 Ltd. We presently maintain significant and continuing commercial and financial relationships with some of the subsidiaries held by Telefos as discussed in "Item 7.B Related Party Transactions." Due to these relationships, we have not recorded any capital gain or loss in connection with the sale of Telefos.

  •
  In 2001 and 2002, Telia sold its 100 percent interest in the Orbiant Group, which installs and services network infrastructure and other telecommunications equipment, to Flextronics Network Services Sweden AB for an aggregate of SEK 1,152 million. Telia recorded a capital gain of SEK 798 million in connection with this transaction.

  •
  In April 2002, Telia sold its 26 percent interest in Bharti Mobile to a 65 percent owned subsidiary for SEK 526 million. Telia realized a capital gain of SEK 176 million in connection with this transaction.

  Sonera

  •
  In connection with the acquisition of VoiceStream and Powertel by Deutsche Telekom AG in 2001 and the resulting sales of Deutsche Telekom shares received by TeliaSonera in connection with this transaction in 2001 and 2002, Sonera received total cash proceeds of €2,237 million from the sale of its interests in U.S. GSM operators, realizing a total cash gain of €1,003 million.

  •
  In March 2001, Sonera sold all of its remaining equity interest in TietoEnator Corporation for €424 million and recorded a capital gain of €286 million.

  •
  In February 2002, Sonera sold its shares in Pannon GSM, receiving total net cash proceeds of approximately €310 million and recording a gain of approximately €220 million.

  •
  In March 2002, Sonera sold its directory assistance business Sonera Info Communications, and its minority holdings in two directory assistance businesses, Conduit plc and 118 Ltd., receiving total proceeds of approximately €113 million and recording a gain of approximately €90 million.

  •
  In May 2002, Sonera sold Sonera Gateway's financing business together with leasing property and the related lease agreements for a total consideration of €114 million. Sonera did not record a significant gain from the sale.

Acquisitions and Divestitures after the merger of Telia and Sonera

        After the merger of Telia and Sonera, we have made the following significant acquisitions and divestitures:

  •
  In 2003, we increased our interest in Loimaan Seudun Puhelin Oy from 29 percent to over 96 percent. The total purchase price was approximately €70 million.

  •
  In December 2003, we acquired Motorola's 35 percent minority interest in our Lithuanian mobile operation UAB Omnitel, increasing our interest in Omnitel from 55 percent to 90 percent. The purchase price was $117 million.

  •
  To fulfil the EU conditions for the merger of Telia and Sonera, we sold our Swedish cable TV operations Com Hem AB to EQT Northern Europe for approximately SEK 2.2 billion and Telia's Finnish mobile operations to Finnet Oy for approximately €14 million, both in June 2003. We recorded a capital gain of SEK 1,811 million from the sale of Com Hem and a capital loss of SEK 108 million from the sale of Telia's Finnish mobile operations.

  •
  In June 2003, we sold our 26 percent interest in Bharti Mobile for SEK 438 million, recording a capital gain of SEK 341 million.

  •
  In January 2003, our interest in the Polish company Netia S.A. was diluted from 48 percent to 4.4 percent as part of a financial restructuring of Netia where certain lender claims were converted into equity. As part of the process in May 2003, we received subscription warrants entitling us to acquire additional shares in Netia. In the second half of 2003, we sold all of our shares in Netia and most of the subscription warrants, recording a capital gain of SEK 594 million.

  •
  In the fourth quarter of 2003, we divested our interests in the satellite companies Inmarsat Ventures plc for $19.7 million and New Skies Satellites N.V. for €2.5 million, recording an aggregate capital gain of SEK 85 million. In February 2004, we sold our interest in Eutelsat S.A. for €14.2 million.

  •
  In the fourth quarter of 2003, we sold most of our interest in Metro One, reducing our interest from 24 to approximately seven percent, for $8.3 million and recorded a capital loss of SEK 158 million. The remaining interest in Metro One was divested in January 2004.

  •
  In December 2003, we signed an agreement to sell our 37 percent interest in INGROUP Holding AB to Manpower Solutions. The sale was completed in February 2004. An estimated capital loss of SEK 102 million was provided for in the fourth quarter of 2003.

  •
  In January 2004, we signed an agreement to sell our Telia Finans AB leasing operation to De Lage Landen International B.V. for approximately SEK 6.2 billion. The sale was completed in March 2004. An estimated gain of SEK 0.4 billion will be recorded from the sale in 2004.

  •
  In February 2004, we purchased all of the shares in the real estate company Kiinteistö Oy Sturenportti from Sonera Pension Fund for €32.5 million. The shares entitle us to the ownership of a site and an office building that is being used by TeliaSonera Finland.

MARKET RISKS

        The following discussion is based on our historical consolidated financial statements, which include the results of operations of Sonera and the new Baltic subsidiaries only for the period beginning

December 3, 2002. Therefore, some of the information below relating to year ended December 31, 2002 and 2001 may not be representative of our business after the merger of Telia and Sonera.

        Our financial policy contains guidelines for interest rates and the average maturity of borrowings. Our policy is that the duration of interest-bearing loans should be from six months to four years. We arrived at this duration interval by balancing the estimated running cost of borrowing and the risk of a significant negative impact on earnings should there be a sudden, major change in interest rates. Our basic goal is to optimize interest rate risk for the TeliaSonera group as a whole. We use Swedish krona as our accounting currency. Our borrowings are therefore normally converted into or denominated in Swedish krona, unless directly linked to the setting-up or financing of international operations or similar events. If the available loan form does not directly reflect the desired loan portfolio structure, in terms of interest or currency, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps. Foreign currency interest rate swaps, normally, relate to loans denominated in foreign currencies that are swapped into Swedish krona, and thus do not entail any currency risk.

        We typically use our uncommitted facilities for our financing needs, since we normally have good access to those market facilities.

        Normally, our borrowings denominated in foreign currencies are swapped into Swedish krona, except for funds borrowed to finance our operations and investments outside of Sweden.

        The following table sets forth our portfolio of foreign currency interest rate swaps represented by the following currencies, including maturity dates, as of December 31, 2003:

	Maturities
	2004	2005	2006	2007	2008	Later years	Total
	(SEK in millions)
Foreign currency interest rate swaps, received:
Buy EUR	—	2,931	2,560	—	—	1,503	6,994
Buy DEM	547	—	—	—	—	—	547
Buy USD	25	8	8	—	—	—	41
Buy JPY	—	—	—	—	—	202	202

Total received	572	2,939	2,568	—	—	1,705	7,784
Foreign currency interest rate swaps, paid	(526)	(2,693)	(2,648)	—	—	(1,643)	(7,510)

Net position	46	246	(80)	—	—	62	274

        As of December 31, 2003, borrowings by TeliaSonera AB had a present value of SEK 14,193 million as compared to SEK 21,294 million as of December 31, 2002, and the weighted average time to maturity of borrowings was approximately 2.9 as compared to 2.4 as of December 31, 2002.

        As of December 31, 2003, borrowings by TeliaSonera Finland Oyj had a present value of € 1,613 million as compared to € 2,406 million as of December 31, 2002, and the weighted average time to maturity of borrowings was approximately 1.9 years as compared to 2.6 as of December 31, 2002.

        The average cost, including relevant hedges, of outstanding long-term and short-term borrowings as of December 31 in the past three years was as follows:

	As of December 31,
	2003	2002	2001
	(%)
TeliaSonera AB (SEK)
Long-term borrowings	5.32	5.92	5.62
Short-term borrowings	5.52	5.48	5.03
TeliaSonera Finland Oyj (EUR)
Long-term borrowings	5.39	—	—
Short-term borrowings	3.03	—	—

        As of December 31, 2003, TeliaSonera AB and TeliaSonera Finland Oyj had interest-bearing liabilities of SEK 28,733 million with a duration of interest of approximately 1.5 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was, as of the same date, approximately SEK 9,200 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. The fair value of the loan portfolio would, however, change by approximately SEK 450 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2003.

        The following table sets forth our portfolio of long-term and short-term borrowings (including accrued interest):

	As of December 31, 2003
	Book value	Fair value
	(SEK in millions)
Long-term loans	25,940	27,023
Short-term loans	4,686	4,710
Interest rate swaps, gains	(94)	(94)
Foreign currency interest rate swaps, gains	(406)	(406)
Interest rate swaps, losses	128	128
Foreign currency interest rate swaps, losses	132	132
Other currency derivatives (net losses)	1	1

Total borrowings (including derivatives)	30,387	31,494

        The TeliaSonera group's operational transaction exposure is not significant at present, but it is expected to increase over time. Assuming an operational transaction exposure equivalent to that for the applicable year and provided that no hedging measures were taken and not including any potential impact on income due to currency translation of other income statement items, the negative impact on pre-tax income of our Swedish operations would have been approximately SEK 12 million for the year 2003 and SEK 16 million for the year 2002 on a full-year basis if the Swedish krona weakened by one percentage point against all the transaction currencies of our Swedish operations.

        The following table sets forth our portfolio of foreign exchange derivatives hedging loans, investments and operational transaction exposure represented by the following currencies, including maturity dates, as of December 31, 2003:

	Maturities
	2004	2005	2006	Later years	Total
	(SEK in millions)
Sell EUR	493	11	5	—	509
Sell DKK	2,651	—	—	—	2,651
Sell NOK	760	—	—	—	760
Sell USD	569	5	—	—	574
Sell GBP	206	—	—	—	206
Sell CZK	152	—	—	—	152
Sell LVL	86	—	—	—	86
Sell CHF	64	—	—	—	64
Sell PLN	43	—	—	—	43
Sell HUF	10	—	—	—	10
Sell LTL	12	—	—	—	12
Sell SGD	4	—	—	—	4
Sell HKD	4	—	—	—	4

Sell total	5,054	16	5	—	5,075
Buy EUR	(10,915)	—	—	—	(10,915)
Buy NOK	(3,516)	—	—	—	(3,516)
Buy USD	(106)	—	—	—	(106)
Buy GBP	(485)	—	—	—	(485)
Buy CHF	(7)	—	—	—	(7)
Buy PLN	(1)	—	—	—	(1)

Buy total	(15,030)	—	—	—	(15,030)

Net position	(9,976)	16	5	—	(9,955)

        TeliaSonera Corporate Finance and Treasury is responsible for group-wide financial risk management, including netting and pooling of capital requirements and payment flows. TeliaSonera Corporate Finance and Treasury also seeks to optimize the cost of financial risk management, which in certain cases may mean that, for example, an intra-group transaction is not replicated with an identical transaction outside the group. TeliaSonera Corporate Finance and Treasury's deviation mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. TeliaSonera Corporate Finance and Treasury's risk mandate in the currency markets is currently capped at the equivalent of a nominal plus or minus SEK 200 million. As of December 31, 2003, the risk mandate was utilized by less than SEK 50 million.

        Our conversion exposure has increased significantly due to the merger of Telia and Sonera, and is expected to continue to grow due to ongoing expansion of our operations outside of Sweden. We do not typically hedge our conversion exposure, unless the exposure is short-term and relates to a large amount of a freely-convertible foreign currency of a country with smoothly functioning financial markets.

        Net foreign assets, which equal the sum of equity and goodwill from acquisitions, amounts as of December 31, 2003 to approximately SEK 116.4 billion (and as of December 31, 2002 to approximately SEK 115.9 billion). As of December 31, 2003, we had no hedges relating to net foreign assets. The positive impact on the TeliaSonera group's equity would be approximately SEK 1.2 billion as of December 31, 2003, and approximately SEK 1.2 billion as of December 31, 2002, if the Swedish krona weakened by one percentage point against all the currencies related to net foreign assets. This impact on the TeliaSonera group's equity does not include any potential negative impact due to our operational need to net purchase foreign currency.

        The TeliaSonera group employs derivatives in its financial management activities. Derivatives are primarily used to obtain the duration of interest desired on the loans within the portfolio, and the risk profile desired in foreign exchange dealings. We accept only creditworthy counterparties for financial transactions such as interest rate swaps, foreign currency swaps and other transactions in derivatives. We require each counterparty to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterparty depends on the rating of that counterparty. As of December 31, 2003, TeliaSonera group's aggregate exposure to counterparties in derivatives was SEK 168 million, calculated as the sum of net claims on all of the respective counterparties.

        The credit risk with respect to our trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behaviour and, if necessary, credit and business information derived from external sources. Bad debt expense in relation to consolidated revenues was 0.7 percent, 1.4 percent and 1.6 percent in 2003, 2002 and 2001, respectively.

        Almost all our employees in Sweden, Finland and Norway are covered by defined benefit pension plans, pursuant to which individuals are guaranteed a pension equal to a certain percentage of his or her salary. The pension plans mainly include old-age pensions, disability pensions and family pensions. The pension obligations are secured principally by pension funds, but also through provisions reflected in our balance sheet and through insurance policies. In Finland, a part of the pension is funded in advance and the remaining part financed as a pay-as-you-go pension. Our employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to the latter are normally set at a certain percentage of the employee's salary. Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles. The assets of the pension funds constitute plan assets for pensions and are valued at market value. When the net cumulative unrecognized actuarial gain or loss on pension obligations and plan assets goes outside a "corridor" equal to ten percent of the greater of either pension obligations or the market value of plan assets, the surplus amount is amortized over the remaining employment period. See Note 22 to our consolidated financial statements for further reference regarding actuarial calculation assumptions.

        The following provisions for pension obligations were reflected in the balance sheet.

	December 31,
SEK in millions
	2003	2002	2001
Present value of pension obligations	16,977	16,398	14,683
Fair value of plan assets	(14,295)	(13,987)	(13,464)

Pension obligations less plan assets	2,682	2,411	1,219
Unrecognized past service cost	34	36	—
Unrecognized transition gains	152	200	240
Unrecognized actuarial gains (+)/losses (-)	(2,346)	(2,423)	899

Provisions for pension obligations	522	224	2,358

        As of December 31, 2003, we had pension obligations with a net present value of SEK 16,977 million. To secure these obligations we maintain pension funds, with plan assets equivalent to SEK 14,295 million based on market values as of December 31, 2003. The pension funds assets are used as the primary funding source for the pension obligations, and at the end of 2002, these assets consisted of approximately 62 percent of fixed income instruments and approximately 38 percent of shares and other equity instruments. The expected return on plan assets is approximately 6.5 percent annually. The portion of the Swedish liabilities not covered by plan assets and the taxed reserve for employment contracts are recorded as provisions in our balance sheet. Pension obligations not covered by plan assets are secured through an external credit guarantee. Except for the taxed reserve for employment contracts, our pension obligations are thus secured through pension funds and/or external credit guarantees.

        The pension obligations would have been SEK 2,200 million higher, if the weighted average discount rate had been one percentage point lower than the 5.5 percent that we have used as of December 31, 2003. Such an increase in the pension obligations, were interest rates to fall, would be partly offset by a positive impact from the fixed income assets in the pension funds. Based on the duration of the Swedish and Finnish pension funds' fixed income portfolios (including index-linked bonds) as of December 31, 2003, and assuming that the value of the other assets in the pension funds were unchanged, a similar reduction in interest rates is estimated to increase the value of the pension funds assets by some SEK 700 million.

5.C  Research and Development, Patents and Licenses

        The information discussed below is presented based on TeliaSonera's historical results, which include the results of Sonera and our new Baltic subsidiaries, Omnitel, Lietuvos Telekomas and Latvijas Mobilais Telefons, only for the period beginning December 3, 2002.

        Rapid advances in telecommunications make it critical for us to renew and refine our businesses and products. To assist us in rapidly responding technological changes, we are shifting part of our research and development efforts from in-house development to cooperation with suppliers, universities, customers and research institutions. In 2003, we incurred research and development expenses of SEK 2,543 million as compared to SEK 1,167 million for 2002 and SEK 1,303 million for 2001.

        The overarching focus of our research and development program is to develop services that are reliable and easy to use and that enable users to access the desired services regardless of the mode of access.

        Our shorter-term development initiatives in 2003 have mainly focused on simplifying and developing new customer offers, MMS, achieving increased speed and quality in fixed and mobile networks, managed IT services, pan-Nordic data communications services based on MPLS technology and private company networks.

        As of December 31, 2003, we had approximately 700 patent "families" and over 2,000 patents and patent applications, none of which, individually, is material to our business. However, some of our subsidiaries have patents and other intellectual property that are material to their respective businesses. Although our intellectual property is, as a general matter, protected at a level in line with the standards of international telecommunications companies, we plan to continue to leverage our investment in research and development by seeking, where appropriate, international patent protection with respect to our innovations. There can be no assurance, however, that any patent, if granted, will not be invalidated, circumvented, opposed or canceled or that the steps taken by us to protect our rights will be adequate to prevent unauthorized use of our technology or to preclude competitors from developing products with features similar to our products.

5.D  Trend Information

        This section contains management estimates and other forward-looking statements. We refer you to the cautionary statement under the heading "Forward-looking statements" contained in this report.

        Our business and results of operations have been affected during the last several years by a number of important trends. The global communications market has experienced rapid growth, especially as the areas of voice and data transmission have converged and become digitalized. Overall growth, however, has slowed down in the Nordic markets, but has continued to be rapid in the Baltic, Russian, Turkish and Eurasian mobile services markets.

        In the Swedish and Finnish mobile communications market, growth has slowed as penetration levels have risen. We believe that future growth depends on the increased usage of new services as well as the potential for continuing to increase mobile voice traffic as a percentage of the total voice traffic. The non-voice share of our mobile revenues has been growing and we believe that there is further potential for growth as we introduce new, more attractive services to the market. However, price erosion has had and will continue to have a negative effect on our revenue growth.

        Retail revenues from our fixed telephony operations in Sweden have declined in the past four years as a result of the introduction of carrier pre-selection in long-distance, international and fixed to mobile calls in 1999 and in local calls in 2002 as well as fierce competition, which together have contributed to our declining market shares within the fixed telephony traffic market. The competition in the Swedish fixed telephony traffic market is expected to continue to be intense, although we aim to regain market shares in selected segments. In Finland, our fixed telephony business has steadily decreased over the past few years, mainly due to fixed-to-mobile migration and people moving out from our traditional service areas in Eastern and Northern Finland. We expect this trend to continue in the future.

        The Swedish and Finnish broadband market has continued to expand with high demand for ADSL accesses. On the other hand, the trend of customers to switch from dial-up Internet services to ADSL has decreased the number of minutes per subscriber in our fixed line operations.

        Our mobile operations in Norway have experienced revenue growth due to expanded customer base, increased average minutes of use, and substantial increase in the use of SMS messaging. We believe that increased competition, especially from the incumbent operator in Norway, could have a hampering effect on our growth in 2004.

        In our Danish mobile operations, fast customer growth has contributed to an increase in revenues and the operation has been reducing its operating losses. However, further customer growth is needed before the operations can become profitable. Restructuring of the Danish fixed network business has significantly improved its results during 2003.

        Our consolidated and non-consolidated Baltic mobile operations continue to show growth. As a consequence, however, our Baltic fixed network operations have suffered from fixed-to-mobile migration and declining revenues. The shift has been especially dramatic in Lithuania. We believe that due to relatively low penetration levels, there is additional growth potential in the Baltic countries, especially in the mobile communications, Internet access and broadband markets.

        Our Eurasian mobile operations in Azerbaijan, Georgia, Kazakhstan and Moldova have continued to show customer growth. These countries currently have low GDP per capita but have been exhibiting strong economic development. The mobile penetration rate in these countries is low, which we believe offers opportunities for further growth.

        Russia, where our associated company MegaFon operates, has continued to exhibit growth both generally and for the mobile market. The mobile penetration rate in Russia is still low, and we believe that there is continued growth potential in this market. Turkey, where our associated company Turkcell is the largest mobile operator, has exhibited strong recent economic growth after experiencing economic difficulties in 2000-2002, and we believe that there is continued growth potential in the Turkish mobile market.

        Our TeliaSonera International Carrier operations still face difficult market conditions. However, our restructuring efforts regarding our international carrier activities have been successful and we have reduced losses significantly. In the fourth quarter of 2003, TeliaSonera International Carrier recorded positive operating income. The closing down of unprofitable businesses within TeliaSonera International Carrier has, however, resulted in declining revenues. We expect that the current market conditions will prevail during 2004, with continued price erosion due to surplus capacity on the market.

Outlook for 2004

        During 2004, we expect that the overall market in which we operate will show growth in mobile, decline in fixed voice and strong growth in Internet based services. We remain committed to pursuing profitable growth in our current markets. Our goal in 2004 is to achieve organic revenue growth that equals or exceeds the market average.

        Our home market remains very competitive and we will continue to adapt our cost structures to reflect market conditions in our different operating segments.

        We expect that our margins will be positively affected by continued efficiency improvements and increased volumes and negatively by lower prices. Our free cash flow is expected to remain strong even though we expect it to be negatively affected by higher cash taxes, somewhat increased capital expenditure and higher provisioning levels.

        Our ambition is to achieve majority control in all our operations by increasing our shareholding in our associated companies, if possible. Our strong financial position together with our recent experience in implementing a successful cross-border merger, allows us to take an active role in the consolidation of the European telecommunications service industry. Our starting point is to build on or increase our strength in the Nordic and Baltic home market, if and when the right opportunity occurs. We will only seek acquisitions where we believe such acquisitions would satisfy our return requirements and allow us to maintain a solid financial position.

5.E  Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

        For a description of credit and performance guarantees we have issued, see "5F. Tabular Disclosure of Contractual Obligations—Other Commercial Commitments".

5.F   Tabular Disclosure of Contractual Obligations

        The table below sets forth certain information on our other contractual obligations as of December 31, 2003:

	Total Amount Outstanding	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	After 5 years
	(SEK in millions)
Long-term loans	25,867	—	18,875	1,845	5,147
Short-term loans(1)	4,687	4,687	—	—	—
Operating leases	8,363	1,533	2,142	1,766	2,922
Financial leases	583	236	220	98	29
License fees	494	74	148	148	124
Unconditional purchase obligations	2,522	661	1,013	848	—
Other contractual obligations	6,972	5,152	952	555	313

Total contractual cash obligations	49,488	12,343	23,350	5,260	8,535

(1)
Including short-term portion of long-term loans.

  Interest-bearing liabilities

        We had long-term loans amounting to SEK 25,867 million as of December 31, 2003. Of such amount, SEK 468 million was in the form of loans incurred through long-term financial leasing, foreign currency interest rate swaps and interest rate swaps. Further, SEK 19,269 million was in the form of other foreign currency loans and EMTN program loans and SEK 1,227 million was in the form of other loans. Finally, SEK 4,903 million was in the form of FTNs. Our short-term loans include loans from associated companies, short-term financial leasing, short-term FTNs, short-term EMTNs, loans, foreign currency interest rate swaps and interest rate swaps.

        Our interest-bearing liabilities, consisting of long-term and short-term loans and our pension liability, totaled SEK 31,076 million as of December 31, 2003, compared to SEK 44,956 million as of December 31, 2002, and SEK 31,482 million as of December 31, 2001. Our interest-bearing liabilities decreased in 2003 as compared to 2002 due to scheduled repayments and early redemptions of debt, financed by our free cash flow and asset sales. Our interest-bearing liabilities increased in 2002 as compared to 2001 due to the merger as we consolidated Sonera's interest-bearing debt beginning December 3, 2002.

        In 2004, our scheduled debt repayments are significantly lower than they were in 2003. In addition to scheduled amortizations, we from time to time decide on redeeming outstanding debt prior to its maturity. During the first quarter of 2004, we repurchased and canceled in advance approximately SEK 2.2 billion of our public notes and bank loans.

        In general, our policy is to place debt at the parent company level. However, as of December 31, 2003, our wholly owned subsidiary TeliaSonera Finland Oyj had interest-bearing liabilities to external parties of approximately SEK 14.7 billion outstanding. These credit facilities were assumed as a result of the merger of Telia and Sonera in December 2002. Additionally, our partly owned subsidiaries in the Baltic countries had external interest-bearing debt of approximately SEK 500 million as of December 31, 2003.

Leasing Activities

        Our operating and financial lease obligations primarily relate to office space, technical sites, land, computers and other equipment.

        As of December 31, 2003, we also had significant leasing activities where we acted as lessor. We subsequently sold most of these operations in the beginning of 2004. See note 28 to our consolidated financial statements for additional information relating to our operating and financial leasing activities.

        We are also a party to a cross-border finance lease-leaseback agreement under which TeliaSonera Finland has leased some of its mobile telecommunications network equipment to a group of equity trusts based in the United States, which have in turn leased the equipment back to TeliaSonera Finland. See Note 31 to our consolidated financial statements for more details regarding this transaction.

License fees

        License fees in the above table relate to our remaining annual payments for the UMTS licence in Denmark, which we obtained in 2001.

Unconditional purchase obligations

        Uncondititional purchase obligations consist mainly of future payments under our restructuring provision related to Telia's former international carrier activities.

Other contractual obligations

        Other contractual commitments consist of our contractual obligations to acquire intangible, tangible and financial fixed assets, and to make payments under our guarantees that we have recorded as provisions in the balance sheet.

        As of December 31, 2003, we had a capital commitment to invest €332 million (SEK 3,013 million) in Xfera Móviles S.A., our 14.2 percent held UMTS investment in Spain, under the shareholders' agreement between the shareholders of Xfera. Should we breach our obligations under the shareholders' agreement, the non-breaching shareholders have the right to purchase all of our shares at fair value. In the first quarter of 2004, we purchased an additional 2.23 percent stake in Xfera as a result of arbitration proceedings relating to another shareholder in Xfera, for a purchase price of approximately €9.5 million, including interest and arbitration expenses. Accordingly, our capital commitment under the shareholder's agreement increased by €36 million to €368 million. The existing capital commitment is due by the end of 2004 according to Xfera's initial business plan. However, we anticipate our commitment to invest in Xfera to be reduced and possibly postponed as a result of the ongoing negotiations among Xfera's owners.

        As of December 31, 2003, we had contractual obligations to acquire tangible fixed assets totaling SEK 2,140 million, mainly related to supplier contracts for the construction of our fixed network in Finland and our mobile network in Kazakhstan.

        We have guarantee commitments on behalf of Ipse 2000 S.p.A., our 12.55 percent held UMTS investment in Italy, which we have recorded in our balance sheet as provisions. These commitments, consisting of our portion of Ipse's 3G license payments to the Italian government, as well as rental payments for base station sites, have been secured by bank guarantees. As of December 31, 2003, the amount of provision for our future payments totaled SEK 1,093 million.

        Other contractual commitments mainly relate to our commitments under the shareholders' agreements to fund certain associated companies that have negative equity and to certain guarantees in respect of disposed businesses, which we have recorded as provisions in the balance sheet as we expect to make payments under the guarantees.

Other commercial commitments

        In addition to our contractual commitments presented above, we also have certain other commercial commitments (contingent liabilities), which mainly relate to guarantees issued by us. If exercised or called, these guarantees would affect our liquidity.

        The table below sets forth certain information on our other commercial commitments as of December 31, 2003:

	Total Amount Committed	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	After 5 years
	(SEK in millions)
Lines of credit(1)	250	—	250	—	—
Credit and performance guarantees	3,099	648	934	1,106	411

(1)
This represents the credit facility that we have granted to Telefos, our 49 percent held associated company. A total of SEK 70 million was utilized as of December 31, 2003.

        For all guarantees, except the credit guarantee on behalf of Svenska UMTS-nät AB, stated amounts, included in the table above, equal the maximum potential amount of future payments that we could be required to make under the respective guarantee. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility totalling SEK 7,000 million, we have issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of our shares in Svenska UMTS-nät. As of December 31, 2003, Svenska UMTS-nät had, under the credit facility, borrowed SEK 725 million, of which we guarantee 50 percent, or SEK 363 million.

        Guarantees on behalf of Xfera, included in the above table, totaled SEK 1,159 million as of December 31, 2003. We believe that our investments pursuant to our contractual capital commitment will enable Xfera to meet the performance requirements in relation to its UMTS license. Therefore, we do not expect that we will be required to make any significant additional payments with respect to our counter guarantees on behalf of Xfera's performance commitments. The Spanish government reduced its requirements on performance guarantees for Xfera during 2003. The counter guarantees issued by us to the Spanish state were thereby reduced from €383 million to €98 million. In addition, we have provided guarantees of €29 million as our pro rata share to cover the payment of Xfera's spectrum fees for 2001-2003, which are currently the subject of dispute with the Spanish government.

        In the first quarter of 2004, in connection with our purchase of an additional 2.23 percent stake in Xfera as a result of arbitration proceedings, our counter guarantees increased by €11 million to approximately €110 million. In addition, our guarantees in relation to the spectrum fee payments increased by €3 million to €32 million.

        As of December 31, 2003, other guarantees included a credit guarantee of SEK 338 million on behalf of MegaFon, guarantees of approximately SEK 800 million related to divested businesses, and certain other guarantees in the normal course of business.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and Senior Management

Board of Directors

        Under the Swedish Companies Act, the TeliaSonera board of directors is responsible for TeliaSonera's organization and the management of TeliaSonera's affairs. The members of the board of directors are elected by TeliaSonera's shareholders and the board of directors must, according to

TeliaSonera's articles of association, consist of no fewer than four and no more than nine directors and no more than three deputy directors.

        Swedish law provides that the unions that represent TeliaSonera's employees may appoint three additional directors and three deputy directors.

        Under Swedish law, the managing director and at least half of the members of the board of directors must be resident in a European Economic Area country, unless the Swedish Patent and Registration Office grants an exemption. Under Swedish law, a director's term of office (other than a union appointee) may not be more than four years, but is normally one year. TeliaSonera's articles of association provide that directors shall be elected at the annual general meeting of shareholders for a period of one year. A director may, however, serve any number of consecutive terms. The unions representing TeliaSonera's employees may decide the term for the union-appointed directors, which may not exceed four years, and such directors may also serve any number of consecutive terms. Directors elected by the general meeting of the shareholders may be removed from office by a general meeting of the shareholders at any time, and vacancies on the board of directors, except when filled by a deputy director, may only be filled by a resolution of the shareholders.

        At present, TeliaSonera's board of directors has 11 ordinary members, three of whom are employee representatives and, as such, union appointees. TeliaSonera also has three deputy directors who are each union appointees. The former chairman of our board of directors, Tapio Hintikka, resigned from our board of directors on March 29, 2004. On April 2, 2004, our board of directors appointed Tom von Weymarn as our new chairman of the board. The current members of our board of directors and certain information relevant to such persons is set forth below:

Name	Year born	Number of shares owned as of March 31, 2004		Position
Ordinary Members:
Tom von Weymarn	1944	4,316		Chairman
Carl Bennet	1951	11,000	(1)	Vice Chairman
Ingvar Carlsson	1934	400		Director
Eva Liljeblom	1958	999		Director
Sven-Christer Nilsson	1944	0		Director
Paul Smits	1946	0		Director
Caroline Sundewall	1958	2,000	(1)	Director
Roger Talermo	1955	0		Director
Yvonne Karlsson	1959	175		Director(2)
Berith Westman	1945	650		Director(2)
Elof Isaksson	1942	750	(1)	Director(2)
Deputy Members:
Magnus Brattström	1953	0		Deputy Director(2)
Stefan Carlsson	1956	650		Deputy Director(2)
Arja Kovin	1964	0		Deputy Director(2)

(1)
Including shareholdings by spouse and/or affiliated persons.

(2)
Employee representative appointed by the trade unions.

        Below is a summary biography of the members of the board of directors of TeliaSonera:

        Tom von Weymarn is the Chairman of the board of TeliaSonera. Mr. von Weymarn was elected to the board of directors of TeliaSonera in 2002 and to the board of directors of Sonera in 2001. In addition to being a member of the board of directors of TeliaSonera, Mr. von Weymarn is the Chairman of the board of directors of Lännen Tehtaat Plc., a board member of Oy Telko Ab, CPS

Color Group Oy and Hydrios Biotechnology Oy and a member of the supervisory board of Industri Kapital. Mr. von Weymarn served as the President and Chief Executive Officer of Oy Rettig Ab between 1997 and 2004, as Executive President of Cultor Plc between 1991 and 1997 and as a member of the board of directors of Oy Karl Fazer Ab between 1983 and 1991—the last 2 years as President and Chief Executive Officer of Oy Karl Fazer Ab.

        Carl Bennet is the Vice Chairman of the board of directors of TeliaSonera. Mr. Bennet was elected to the TeliaSonera board of directors in 2000. In addition to being a member of the board of directors of TeliaSonera, Mr. Bennet is the Chairman of the boards of directors of Elanders AB, Getinge AB, Lifco AB, Scanrec AB, Sorb Industri AB and Håells Modul-System and the Vice Chairman of the boards of directors of Boliden AB and SNS (Center for Business and Policy Studies). Mr. Bennet is a member of the board of AMS (the National Labor Market Board) and also a member of the Swedish Government's Research Advisory Council. Mr. Bennet served as President and Chief Executive Officer of Getinge AB between 1989 and 1997.

        Ingvar Carlsson was elected to the TeliaSonera board of directors in 2000. Mr. Carlsson is the former Prime Minister of Sweden, a position he held from 1986 to 1991 and from 1994 to 1996. In addition to being a member of the board of TeliaSonera, Mr. Carlsson is the Chairman of the Olof Palme International Center.

        Eva Liljeblom was elected to the board of directors of TeliaSonera in 2002 and elected to the board of directors of Sonera in 2001. In addition to being a member of the board of directors of TeliaSonera, Ms. Liljeblom is Professor of Finance and the Head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland. Furthermore, Ms. Liljeblom is a member of the boards of directors of Stockmann Oyj, Fennia Mutual Insurance Company and Municipal Finance (Kuntarahoitus). Ms. Liljeblom is also the Official Controller of the HEX-index for the HEX Integrated Markets Oy and Chairman of the Investment Committee of the Finnish Government Pension Fund.

        Sven-Christer Nilsson was elected to the board of directors of TeliaSonera in 2003. Mr. Nilsson was the Chief Executive Officer and President of Telefonaktiebolaget LM Ericsson in 1998 and 1999. He is the founder, a partner and a member of the board of directors of Startupfactory BV, a member of the boards of directors of Assa Abloy AB and CEVA, Inc. Mr. Nilsson is also the Chairman of the board of directors of the Swedish Public Service Broadcasting Foundation, the Swedish Institute for Quality Development (SIQ) and Xelerated, Inc.

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

        No board member has been elected pursuant to an arrangement or understanding between us and any major shareholder, customer, supplier or other person.

Executive Management and Group Vice Presidents

        The members of our executive management and group vice presidents, and certain information relevant to such persons is set forth below:

Name	Year born	Number of Shares owned as of March 31, 2004		Principal Occupation
Anders Igel	1951	35,100		President and Chief Executive Officer
Harri Koponen	1962	12,069		Deputy Chief Executive Officer President of TeliaSonera International
Kim Ignatius	1956	3,028		Chief Financial Officer
Lars-Gunnar Johansson	1944	2,550	(1)	Group Vice President Responsible for Corporate Networks and Technology
Rune Nyberg	1949	1,000		Group Vice President Responsible for Corporate Human Resources
Michael Kongstad	1960	1,000		Group Vice President Responsible for Corporate Communications
Jan Henrik Ahrnell	1959	2,500		Group Vice President and General Counsel Responsible for Corporate Legal Affairs
Marie Ehrling	1955	1,000		President of TeliaSonera Sweden
Anni Vepsäläinen	1963	1,500		President of TeliaSonera Finland
Kenneth Karlberg	1954	2,000	(1)	President of TeliaSonera Norway, Denmark and the Baltic Countries
Terje Christoffersen	1952	0		Responsible for Corporate Marketing, Products and Services

(1)
Including shareholdings by spouse and minor.

        Below is a summary biography of the members of the executive management and group vice presidents:

        Anders Igel is President and Chief Executive Officer of TeliaSonera. Previously, Mr. Igel has served as President and Chief Executive Officer of Esselte AB and, before that, Executive Vice President of Telefonaktiebolaget LM Ericsson. While at Ericsson, Mr. Igel was, over the course of his career, the Head of Infocom Systems, which was one of Ericsson's three global business areas comprising fixed networks, Internet and IP-communication, the Head of Ericsson's Public Networks business area, the Head of Ericsson UK, and an operations executive for Ericsson in the Middle East, South-East Asia and Latin America. Mr. Igel left Ericsson to become the President and Chief Executive Officer of Esselte in 1999.

        Harri Koponen is Deputy Chief Executive Officer of TeliaSonera and President of TeliaSonera International. Mr. Koponen was appointed President and Chief Executive Officer of Sonera in 2001. Mr. Koponen joined Sonera from Ericsson, where he was employed in various positions beginning in 1994. As from 1999, Mr. Koponen was Executive Vice President and General Manager of Ericsson's consumer products division in North America. Prior to joining Ericsson, Mr. Koponen held various positions at Hewlett-Packard.

        Kim Ignatius is Chief Financial Officer of TeliaSonera. Mr. Ignatius was appointed Executive Vice President and Chief Financial Officer of Sonera in 2000. Prior to joining Sonera, Mr. Ignatius was Chief Financial Officer and a member of the executive board of Tamro Corporation. Mr. Ignatius has also held various management positions at Amer Group Plc.

        Lars-Gunnar Johansson is a Group Vice President and head of the unit Corporate Networks and Technology. Mr. Johansson has been employed by TeliaSonera since 1969 and was previously head of TeliaSonera's wholesale business Skanova, head of business area Carrier and Networks, responsible for network planning with Telia Region West and head of network planning in the Gothenburg telecom district.

        Rune Nyberg is a Group Vice President and head of Corporate Human Resources. Mr. Nyberg was employed by TeliaSonera in 2003. Prior to joining TeliaSonera, Mr. Nyberg was Group Vice President of Human Resources at Sandvik AB, President of Pair Ltd. and Personnel Manager at Sandvik, JS Saba and Distributions AB DAGAB.

        Michael Kongstad is a Group Vice President and head of Corporate Communications. Mr. Kongstad joined TeliaSonera and became a member of the group management team in 2001. He has served as managing director of the Burson-Marsteller International Inc.'s Swedish operations and as communications director for Posten AB, WASA Insurance Group and the OM Group.

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

        Anni Vepsäläinen is President of TeliaSonera Finland. Ms. Vepsäläinen has been employed by Sonera since 1987 and has been a member of Sonera's executive management team since 2001. Ms. Vepsäläinen has held several executive positions within Sonera, including Head of Products and Services and Head of Human Resources and Competencies, and was in charge of Sonera's former business unit Mobile Operations in Finland.

        Kenneth Karlberg is President of TeliaSonera Norway, Denmark and the Baltic countries. Mr. Karlberg has been employed by TeliaSonera since 1987 and a member of the executive management since 1999. Previously, Mr. Karlberg has served as Vice President of TeliaSonera and Head of the Telia Mobile business area. Mr. Karlberg has been active in the mobile communications area since 1995, first as regional head and production manager and subsequently as business area head of Telia and President of Telia Mobile.

        Terje Christoffersen is responsible for Corporate Marketing, Products and Services. Mr. Christoffersen has been employed by TeliaSonera since 2001 and a member of the executive management since 2004. Previously, Mr. Christoffersen has served as country manager for Hewlett Packard in Norway and Sweden and CEO of Netcom in Norway.

        The business address of each of the members of the TeliaSonera board of directors, the President and Chief Executive Officer of TeliaSonera and each other member of TeliaSonera's executive management and group vice presidents is c/o TeliaSonera AB, Sturegatan 1, SE-106 63 Stockholm, Sweden, telephone +46-8-504 550 00.

        In certain cases, management's areas of responsibility comprise more than one reporting unit. The areas of responsibility for TeliaSonera Sweden and TeliaSonera Finland cover the reporting units Sweden and Finland, respectively. The TeliaSonera Norway, Denmark and the Baltic countries area of responsibility covers each of the reporting units Norway, Denmark and the Baltic Countries. The TeliaSonera International area of responsibility covers the reporting units Eurasia, Russia, Turkey and TeliaSonera International Carrier. Our Chief Financial Officer is responsible for TeliaSonera Holding.

        No member of the executive management and group vice presidents has a family relationship with any other member of the executive management and group vice presidents or any board member.

6.B  Compensation

        The following table shows the aggregate compensation of the Chairman of the board of directors, the President and Chief Executive Officer, the Deputy Chief Executive Officer and the other members of the executive management of TeliaSonera, for the year ended December 31, 2003. "Other members of the executive management," as the term is used below, refers to the seven individuals who, with the President and Chief Executive Officer and the Deputy Chief Executive Officer, constituted TeliaSonera group executive management as of December 31, 2003.

	Base salary/board remuneration	Variable salary	Other benefits(1)	Pension expense(2)	Total
	(SEK)
Chairman of the board of directors(3)	629,879	—	—	—	629,879
President and Chief Executive Officer	6,067,200	3,000,000	656,083	3,585,701	13,308,984
Deputy Chief Executive Officer	5,226,356	1,294,659	—	2,390,501	8,911,516
Other members of the executive management	19,012,084	4,918,672	4,039,823	8,662,552	36,633,132

Total	30,935,520	9,213,331	4,695,906	14,638,754	59,483,511

(1)
Other benefits refer chiefly to company car benefits and, for the President and Chief Executive Officer, reimbursement of the costs related to relocation to Sweden, and for one other member of the executive management, other benefits include receiving an amount equivalent to SEK 3,554,832 in exchange for a non-Swedish pension benefit.

(2)
TeliaSonera provides defined benefit pension plans. Pension expense refers to the expense that affected earnings for the year. See below for further disclosures concerning the terms and conditions of pensions.

(3)
The remuneration to the Chairman of the board of directors shown above is based on the remuneration for Tapio Hintikka, the former Chairman of the board of directors, who resigned from our board of directors on March 29, 2004.

        In addition to general employment benefits, TeliaSonera offers the following benefits to members of the executive management and group vice presidents: health insurance (including coverage for the spouse of an employee), an annual medical examination, a telephone subscription for private use free of charge and the choice of the following: use of a company car, domestic service or a salary increase of an equivalent amount. All benefits, except for health insurance for the employee and the annual medical examination, are treated as taxable income in Sweden. The members of the executive management that have their employment contracts with TeliaSonera Finland have standard local benefits provided to other TeliaSonera Finland managers.

Board Remuneration and Base Salary

        At TeliaSonera's annual general meeting held on May 8, 2003, the following director's fees were approved. The Chairman of the board of directors of the company is to receive SEK 750,000 per year in compensation, the Deputy Chairman is to receive SEK 550,000 per year in compensation and each other member of the board of directors is to receive SEK 400,000 per year in compensation. No separate compensation is paid to directors for committee work. Directors appointed as employee representatives are not remunerated.

        Our President and Chief Executive Officer Anders Igel has received a base salary of SEK 6,067,200 in 2003, and his base salary for 2004 amounts to SEK 6,240,000. Our Deputy Executive Officer Harri Koponen has received a base salary of SEK 5,226,356 in 2003, and as of January 1, 2004, his base salary was equivalent to SEK 5,094,449.

Stock Options

Sonera

        Members of the executive management who had their employment contracts with Sonera and had Sonera warrants before the merger were granted separate TeliaSonera warrants when Sonera warrants were exchanged into TeliaSonera warrants. As of March 31, 2004, the following members of the executive management and group vice presidents held the following number of warrants:

2002/2005 A
Harri Koponen	255,000
Anni Vepsäläinen	117,500

Telia

        Two of the other Swedish members of the executive management who were employed in 2001 were each allotted 1,000 employee stock options in the 2001 option program on terms equal to those applicable to other employees of the group.

        For a further description of the stock option plans, see subsection "—Employee Stock Option Plans," below.

Variable Salary

        Our President and Chief Executive Officer and also our Deputy Chief Executive Officer are eligible for variable salary that is capped at an amount equal to 50 percent of the base salary. For other members of the executive management, the variable salary is capped at 35 percent of the base salary. Variable salary is based on the financial performance of the Group, financial performance of the unit and individual performance objectives.

        Variable salary for 2003 corresponded to 50 percent of the base salary for the President and Chief Executive Officer, to 25 percent for the Deputy Chief Executive Officer and, for other members of the executive management, to between 17.5 and 35 percent of the base salary. No variable salary for 2002 was paid to our current President and Chief Executive Officer in 2003. Variable salary with respect to employment in 2002 was paid in 2003 to our Deputy Chief Executive Officer in an amount equivalent to SEK 3,942,785 and to other members of the executive management in an amount of SEK 3,212,367

Pensions

        Our President and Chief Executive Officer Anders Igel is guaranteed early retirement at the age of 60, pursuant to which his total annual pension payments will equal 70 percent of his base salary. From the age of 65, pension benefits will be paid under the ITP-Tele plan as well as a supplementary pension, which will be paid for the portion of his salary that exceeds 20 income base amounts, as that term is defined under Swedish law, so that the total annual pension equals 50 percent of his base salary.

        The early retirement age for members of the executive management other than the President and Chief Executive Officer varies between 60 and 62. Members of the executive management who have their employment contracts in Sweden have pension benefits that correspond to 70 percent of pensionable salary between age 60 (62) and 65, with the exception that one member of the executive management has pension benefits equal to 43 percent of pensionable salary. Annual pension benefits after age 65 are to be paid in accordance with the ITP-Tele plan with supplementary benefits, amounting to 32.5 percent of the pensionable salary, for that part of salary exceeding 20 income base amounts. Pensionable salary corresponds to base salary and variable salary for those employed prior to July 1, 2002 and solely to base salary for those employed on or after that date.

        Our Deputy Chief Executive Officer Harri Koponen and one other member of the executive management who both have their employment contracts in Finland have pension benefits that provide for early retirement at the age of 60. Pension benefits between age 60 and 65 equal 60 percent of base salary and variable salary. From the age of 65, pension benefits will be paid under the Finnish statutory TEL pension.

Severance Pay

        TeliaSonera's employment contract with our President and Chief Executive Officer requires both parties to provide six months' notice of resignation or termination of employment. Upon termination by the company, the President and Chief Executive Officer shall be entitled to severance pay equal to his fixed monthly salary for a period of 24 months. Other income shall be deducted from the severance amount. If the President and Chief Executive Officer resigns his position, he shall not be entitled to severance pay.

        TeliaSonera's employment contract with our Deputy Chief Executive Officer requires both parties to provide six months' notice of resignation or termination of employment. Upon termination by the company, the deputy chief executive officer shall be entitled to severance pay corresponding to 18 months' salary. If the Deputy Chief Executive Officer resigns his position, he shall not be entitled to severance pay.

        TeliaSonera's employment contract with other members of the executive management requires a period of notice of six months from the employee and 12 months from the company with respect to resignation or termination of employment. Upon termination by TeliaSonera, such member of the executive management and group vice presidents will be entitled to a severance pay equal to the fixed monthly salary for a period of 12 months. Other income shall be deducted against the salary during the notice period and the severance amount. If a member of the executive management resigns his or her position, he or she shall not be entitled to severance pay.

Planning and Decision Process

        The compensation of our President and Chief Executive Officer for 2003 was decided by our board of directors based on the recommendation of the compensation committee of the board of directors. The compensation of other members of the executive management is decided by our President and Chief Executive Officer in consultation with the compensation committee.

Employee Stock Option Plans

        2001 Employee Stock Option Program.    Our shareholders at the 2001 annual general meeting voted in favor of establishing an employee stock option program involving the issuance of debt instruments that carries the right to subscribe for shares in TeliaSonera. A total of 1,000 stock options were allotted free of charge to all employees with a permanent employment contract as of December 31, 2001. A portion of the options was issued to employees on May 15, 2001, and a second portion was sent out to all other employees during the first half of 2002. Due to legal and/or administrative reasons, stock options could not be offered to employees in certain countries and in certain states in the United States.

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

        2002 Stock Option Plan—series 2002/2005:A.    In exchange for Sonera warrants of series 1999A, the extraordinary meeting of our shareholders held on November 4, 2002 adopted a resolution to issue a maximum of 7,500,000 warrants of series 2002/2005:A.

        Each series A warrant entitles the warrant holder to subscribe for 1.5 new shares in TeliaSonera. The current subscription price is set at SEK 71.62 per TeliaSonera share for series A warrants. The increase in share capital following a full subscription of the series A warrants would be no more than SEK 36 million, or 0.2 percent of the total number of our shares. Series A warrants are exercisable and they were listed on the Helsinki Stock Exchange on December 9, 2002. A warrant holder can sell series A warrants on the stock exchange at a price determined by public quotes.

Pension Benefits

        Almost all of our employees in Sweden, Finland and Norway are covered by defined pension benefit plans, providing a pension equal to a certain percentage of the employee's final salary. The pension plans mainly include old-age pension, disability pension and family pension. The pension obligations are secured mostly by pension funds, but also by provisions in the balance sheet and by insurance premiums.

        TeliaSonera's employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to these plans are normally set at a certain percentage of the employee's salary.

        Sweden.    Currently, substantially all of TeliaSonera's employees in Sweden are eligible for retirement benefits under a benefit plan called ITP-Tele. TeliaSonera and most of its subsidiaries in Sweden use the ITP-Tele plan.

        Finland.    TeliaSonera's employees in Finland are entitled to statutory pension benefits pursuant to the Finnish Employees' Pension Act (395/1961), as amended, a defined benefit pension arrangement with retirement, disability, unemployment and death benefits. In addition, certain employees have additional pension coverage through a supplemental pension plan.

6.C  Board Practices

The Board of Directors

        TeliaSonera's articles of association stipulate that the board of directors shall consist of, besides employee representatives appointed in accordance with Swedish law, no less than four and no more than nine members and no more than three deputy members. The members and deputy members are elected annually at the annual general meeting to serve until the end of the following annual general meeting.

        TeliaSonera's board of directors currently has eight ordinary members. In addition, the employee organizations are represented by three ordinary members and three deputy members. The current term of office of the members, who are not employee representatives, expire at the end of the annual general meeting in 2004, at which point each member may be re-elected for consecutive one-year terms. For information on the period during which each person has served on the board of TeliaSonera, see "Item 6.A Directors and Senior Management."

        Except for the employee representatives, the members of the board of directors of TeliaSonera are not employed by TeliaSonera. No service contracts providing for benefits upon termination of employment exist between the company or any of its subsidiaries, on one hand, and any director, on the other hand.

        The board of directors held ten ordinary meetings during 2003 as well as a number of extra meetings. The guidelines for the work of the board of directors and instructions defining the responsibilities of the board members and our President and Chief Executive Officer, and the provisions governing the President and Chief Executive Officer's reporting to the board, are provided by the standing orders adopted by the board on February 19, 2003. The standing orders lay down rules regarding the number of ordinary board meetings (at least five ordinary meetings per calendar year), the business on the agenda of ordinary board meetings, responsibilities within the board, including the obligations of the Chairman of the board, responsibilities of members of the board and the President and Chief Executive Officer, and how work is carried out by committees.

Committees of the Board of Directors

The Audit Committee

        The board of directors appointed an audit committee on January 7, 2003. The audit committee is to consist of independent and qualified non-executive members of the board. The Committee currently consists of the following three members of the board, each of whom is independent and qualified: Caroline Sundewall, Tom von Weymarn and Eva Liljeblom.

        The purpose of the audit committee is to assist the board in fulfilling its responsibilities to oversee the accounting and financial reporting processes of TeliaSonera. These include the oversight of the quality and integrity of TeliaSonera's consolidated financial statements and related disclosure and the performance of its internal control and risk management and audit functions. The audit committee further oversees the performance, qualifications and independence of TeliaSonera's external auditor. Under Swedish law, the external auditor is elected by the shareholders at the annual general meeting. The audit committee holds meetings at least four times per year. The audit committee also meets with representatives of management and the external auditor at least four times a year.

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

        At the extraordinary meeting of the shareholders on November 4, 2002, it was decided that the Company's nomination committee should be comprised of the Chairman and the Vice Chairman. As a result, the current nomination committee members are Tom von Weymarn and Carl Bennet.

The Compensation Committee

        The TeliaSonera board of directors has appointed a compensation committee, which considers certain matters relating to compensation and submits recommendations to the board of directors. In particular, the committee deals with matters that affect remuneration paid to the President and Chief Executive Officer and certain senior managers. Its responsibilities also include incentive programs that target a broader group of employees within the TeliaSonera group. The current members of the compensation committee are Tom von Weymarn, Carl Bennet, Ingvar Carlsson and Roger Talermo.

6.D  Employees

        As of December 31, 2003, the TeliaSonera group had 26,694 employees as compared to 29,173 as of December 31, 2002, a net decrease of 2,479 employees in 2003. Divestitures in 2003 decreased the number of personnel by 1,173 and our streamlining efforts further decreased personnel by 2,029. At the same time, the acquisition of Auria in Finland added 723 employees.

        In profit center Sweden, the number of employees decreased by 549 due to our streamlining efforts, while the number of employees increased in Finland despite streamlining efforts due to the acquisition of Auria. In other reporting units, the number of employees decreased by 2,356, of which 950 in the Baltic countries due to streamlining and 1,176 in TeliaSonera Holding due to divestments.

        The table below lists the number of employees by reporting unit based on our current organizational structure as if our current organizational structure had been in effect already at the end of 2002 and 2001:

	As of December 31,
	2003	2002(1)	2001(1)
Sweden	10,712	11,261	11,915
Finland	6,661	6,235	6,505
Norway	722	734	712
Denmark	1,030	1,105	1,259
The Baltic countries	4,741	5,691	6,730
Eurasia	1,024	879	—
Russia	1	1	—
Turkey	3	3	2
International Carrier	555	914	1,004
TeliaSonera Holding	947	1,410	4,604
Corporate	298	227	217
Total	26,694	28,460	32,948

(1)
Excluding Com Hem and Telia Mobile Finland.

        Sweden.    The TeliaSonera group is a member of ALMEGA, the Swedish employer association of the IT Trade & Industry. There are three Swedish trade unions at the TeliaSonera group level, namely Seko, Sif-Tele and Akademikerna i Telia. Approximately 85 percent of TeliaSonera group's Swedish employees are trade union members. In addition to the Swedish Co-determination at Work Act, there is a TeliaSonera group agreement with the trade unions regarding active union participation, negotiating procedure and working environment. According to the Swedish Act on Board Representation for Private Sector Employees, the unions are entitled to appoint members of TeliaSonera's board of directors. There are currently two board members from Sif-Tele and one from Seko on TeliaSonera's board of directors. TeliaSonera considers its relations with its employees and the trade unions to be good.

        In Sweden, we have entered into a redeployment agreement with the trade unions effective as of April 1, 2002, in order to continue to develop our human resources to keep TeliaSonera competitive. Our strategy is to create favorable conditions for skills development, redeployment and increased employee mobility.

        Finland.    Approximately 55 percent of our employees in Finland are members of trade unions, with the majority of unionized workers belonging to the Finnish Telecommunications Union. All employees in Finland, with the exception of some top officers, are covered by one collective bargaining agreement that is valid until February 15, 2005. We consider our relations with our employees and the trade unions in Finland to be good.

6.E  Share Ownership

        Please see "Item 6.A Directors and Senior Management" and "Item 6.B Compensation."

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major Shareholders

        As of March 31, 2004, TeliaSonera's issued and outstanding share capital was SEK 14,960,742,620.80 consisting of 4,675,232,069 TeliaSonera shares with a par value of SEK 3.20 each. The shares are registered with the Swedish Central Securities Depository & Clearing Organization (VPC).

        Each share of TeliaSonera represents one vote at the general meeting of the shareholders and thus no shareholder has different voting rights than what such shareholder's respective shareholding represents.

        According to information provided by Citigroup, there were 1,777,754 ADSs outstanding as of March 31, 2004, and 39 registered holders of such ADSs. Each ADS represents five TeliaSonera shares. A significant number of the ADSs are held of record by brokers and other nominees. Based on available information from Citigroup, the number of beneficial owners of ADSs as of March 31, 2004, was approximately 4,250.

        The calculation of percentages in the "Percentage of outstanding shares" column in the table below is based upon the number of TeliaSonera shares issued and outstanding on March 31, 2004, plus TeliaSonera shares subject to options held by the respective persons or entities on March 31, 2004, and exercisable within 60 days of that date. The following table sets forth the shareholders known by TeliaSonera to hold five percent or more of the voting rights of TeliaSonera as of March 31, 2004, and their respective holdings:

Shareholder	Number of Shares/Votes	Percent (%) of outstanding shares
Swedish State(1)	2,118,278,261	45.3
Finnish State(2)	891,800,230	19.1
Other shareholders	1,665,153,578	35.6

Total	4,675,232,069	100.0

(1)
The business address and telephone number of the Swedish State is c/o The Swedish Ministry of Industry, Employment and Communications, Jacobsgatan 26, SE-103 33 Stockholm, Sweden, +46-8-4051000.

(2)
The business address and telephone number of the Finnish State is c/o The Finnish Ministry of Transport and Communications, Eteläesplanadi 16-18, FIN-00131 Helsinki, Finland, +358-9-16002.

        During the past three years, the only shareholders we have known to hold five percent or more of our voting securities have been the Swedish State and, following the merger of Telia and Sonera, the Finnish State. See "Item 4.A History and Development of the Company."

Interest of TeliaSonera's Management

        As of March 31, 2004, members and deputy members of TeliaSonera's board of directors and members of the TeliaSonera executive management and group vice presidents in aggregate held 82,687 shares of TeliaSonera, including shares of TeliaSonera held by affiliated persons of such members, which represented an insignificant percentage of the outstanding shares of TeliaSonera. See "Item 6. Directors, Senior Management and Employees."

7.B  Related Party Transactions

        Described below are certain material transactions between us and our associated companies and other related parties since the beginning of 2001. See Note 9 to our consolidated financial statements.

The Swedish State and the Finnish State

        The Swedish State currently owns 45.3 percent and the Finnish State 19.1 percent of the shares in TeliaSonera AB. Our services and products are offered to the Swedish and Finnish State, their agencies, and state-owned companies in competition with other operators and on commercial terms. Certain state-owned companies run businesses that compete with us. Likewise, we buy services from state-owned companies at market prices and on otherwise commercial terms. Neither the Swedish and Finnish State and their agencies, nor state-owned companies represent a significant share of our net sales or income.

        See Note 9 of our consolidated financial statements for a further discussion of fees we pay to the Swedish and Finnish national regulatory authorities under the acts and ordinances governing the telecommunications markets in the two countries.

Svenska UMTS-nät AB

        On March 15, 2001, we established a 50/50-percent owned company, Svenska UMTS-nät AB, together with Tele2 to develop the Swedish UMTS license awarded to Tele2. As of December 31, 2003, we had made an aggregate capital contribution of SEK 500 million to Svenska UMTS-nät. In 2003, we sold services and products worth SEK 131 million to Svenska UMTS-nät.

        In 2002, Svenska UMTS-nät signed a SEK 11 billion credit facility for the construction of its UMTS network infrastructure in Sweden in accordance with the license conditions. In 2003, the maximum amount of the credit facility was reduced to SEK 7 billion. See Note 31 to our consolidated financial statements for details concerning the credit facility.

Lattelekom SIA

        Under a management agreement that expired on January 14, 2004, Tilts Communications A/S, our wholly owned subsidiary holding a 49 percent equity interest in the Latvian telecommunications provider Lattelekom, provided Lattelekom management services, employee training and assistance in the procurement of equipment and supplies for which we received fees. Tilts has also agreed to improve Lattelekom's network and infrastructure, and we have provided performance guarantees to Lattelekom in respect of Tilts's foregoing obligations.

        In 2003, we sold services and products to Lattelekom worth SEK 114 million and purchased services and products worth SEK 73 million. Further, in 2003, the Annual General Meeting of shareholders of Lattelekom decided to annul the company's class C shares, resulting in a repayment to us of SEK 350 million.

MegaFon

        We hold a participating interest in the Russian mobile operator OAO MegaFon. As of December 31, 2003, we had interest-bearing and non-interest-bearing claims against MegaFon of SEK 379 million for the construction of its GSM network.

Unisource N.V./AUCS

        We previously held an interest in Unisource N.V. together with Swisscom and KPN. All operations in Unisource, with the exception of AUCS Communications Services (AUCS) and its subsidiaries, were sold or shut down in 1999 and Unisource was dissolved on July 1, 2000. In May 2003, we and the other shareholders of AUCS approved a liquidation plan for the AUCS group of companies.

        Unisource and its joint owners, including us, signed a three-year management agreement with Infonet Services Corp. in 1999 regarding AUCS. The agreement provides for the sale of a large part of AUCS's operations to Infonet. The management agreement was supplemented in December 2002 by a termination agreement, valid until the first quarter of 2004. See Note 9 to our consolidated financial statements for a description of the financial implications of these contracts.

Infonet Services Corp.

        As described above, we hold a participating interest in Infonet. In 2003, 2002 and 2001 we sold services and products to Infonet worth SEK 48 million, SEK 41 million and SEK 29 million, respectively, and purchased services and products worth SEK 225 million, SEK 260 million and SEK 320 million, respectively.

Comsource/Eircom

        Until April 2002, we held a 40 percent interest in Comsource. In April 2002, Comsource partly redeemed the shares held by us and paid € 87.0 million to us, of which € 84.4 was used to satisfy outstanding loans made by Comsource in favor of us. Shortly thereafter, we sold our interest in Comsource to KPN, which held the remaining 60 percent interest in Comsource, for € 13.5 million in cash. Comsource owned a 35 percent interest in Eircom plc, the leading Irish fixed-line telecommunications operator, which it divested in November 2001 in connection with a cash tender offer made by Valentia Telecommunications for all outstanding shares in Eircom.

        See "Item 5.B Liquidity and Capital Resources—Recent Acquisitions, Investments and Divestitures" for a discussion of the divestment of our interest in Eircom.

Telefos AB

        We own 49 percent of the shares of Telefos AB, which until June 2001 was a wholly owned subsidiary. As of December 31, 2003, we had interest-bearing claims against the Telefos Group of SEK 875 million and had signed guarantees of SEK 200 million for commitments made by Telefos companies. These interest-bearing obligations of the Telefos Group are secured by Telefos's shareholdings in its various subsidiaries as well as by guarantees from Telefos's subsidiaries. In addition, Telefos has pledged all its claims of payment against various companies within the TeliaSonera Group to us. On January 2, 2004, Telefos divested some of its operations, whereby our claims and guarantees were reduced to SEK 434 million and SEK 120 million, respectively.

        In 2003 and 2002 and for 2001, in the period after the change in ownership, we sold services and products to the Telefos Group worth SEK 139 million, SEK 324 million and SEK 279 million, respectively, and bought services and products worth SEK 2,675 million, SEK 3,534 million and SEK 1,210 million, respectively. Some of the services purchased by us relate to the construction of fixed assets.

Eniro AB

        Until November 2000, the directory company Eniro was our wholly owned subsidiary. In 2000 and 2001, we completely divested our shareholding in Eniro. We had also granted Eniro an option to purchase our shares in the Polish directory company Panorama Polska, should we become the sole shareholder of Panorama Polska. After we acquired a 100 percent interest in Panorama Polska in May 2001, we promptly thereafter sold our Panorama Polska shares to Eniro under the terms of the option.

        See "Item 5.B Liquidity and Capital Resources—Recent Acquisitions, Investments and Divestitures" for a discussion of our divestment of Eniro.

INGROUP Sweden AB

        Until February 20, 2004, we held an indirect 37 percent participating interest in INGROUP Sweden AB (IN), which was formerly a wholly owned subsidiary of Telia. In 2003, 2002 and 2001, we sold services and products to IN totalling SEK 13 million, SEK 46 million and SEK 67 million, respectively, and in 2003, 2002 and 2001, we bought services and products from IN totalling SEK 249 million, SEK 267 million and SEK 245 million, respectively.

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

        8.A.3    See page F-3 for the report of our auditors entitled "Report of Independent Auditors."

        8.A.4    Not applicable.

        8.A.5    Not applicable.

        8.A.6    See Note 6 to our consolidated financial statements included in Item 18 of this Form 20-F for the amount of our export sales.

        8.A.7    Legal and Regulatory Proceedings

        We are involved in a number of legal proceedings in the ordinary course of our business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. We are also involved in administrative proceedings relating principally to telecommunications regulations, competition law and consumer protection issues. Except for the proceedings described below, we or our subsidiaries are not involved in any legal, arbitration or regulatory proceedings which we believe could have a material adverse effect on our business, financial condition or results of operations.

        The following is a brief summary of certain regulatory proceedings to which we or one of our subsidiaries is a party:

  •
  In November 1998, Telia Finland filed a complaint with FICORA relating to the termination charges Sonera applied on calls terminating in its mobile network. In April 2001, FICORA issued a decision in which it stated that the interconnection fees Sonera charged are not reasonable in relation to the actual costs of providing such services and ordered Sonera to revise its interconnection fees. Sonera appealed FICORA's decision to the Helsinki Administrative Court in May 2001. In September 2002, the Helsinki Administrative Court affirmed the decision of FICORA. Sonera appealed the decision to the Supreme Administrative Court of Finland.

  •
  During 1999, the European Commission initiated an investigation of Telia's actions in the market for group high speed Internet access. In December 2003 the European Commission sent a Statement of Objection claiming preliminarily that Telia abused its dominant position.

  •
  In 2000, Tele2 filed a claim with the NPTA claiming that Telia should reimburse Tele2 for all mobile traffic transferred by Telia to Tele2's mobile network. The NPTA upheld such claim and further ruled that Telia is also entitled to be reimbursed by Tele2 and the other Swedish operators who have transferred mobile traffic onto Telia's network. After prevailing in the lower administrative court in this matter, Tele2 brought an action in the Swedish civil courts claiming for SEK 854 million with accrued interest from 1998 to 2003 in reimbursement. Telia appealed the decision of the NPTA to the Stockholm Administrative Court of Appeal. The Court confirmed in June 2003 the NPTA's decision as to the obligation for Telia to reimburse Tele2 for the traffic in question but repealed the lower administrative court's decision regarding Tele2's pricing claims and remitted the pricing issues for re-trial at the NPTA. Both TeliaSonera and Tele2 appealed the decision to the Administrative Supreme Court but neither party was granted a permission to appeal. The re-trial at the NPTA is currently pending and a decision from the NPTA is expected during spring 2004. Tele2's civil action in this matter has been stayed pending the decision of the NPTA. Telia has paid to Tele2 amounts aggregating SEK 224 million for the mobile traffic transfers at issue. Due to the decision of the Stockholm Administrative Court of Appeal, Telia will be required to reimburse Tele2 for the full amounts of its claim as well as for other such traffic transferred by Telia onto the networks of other mobile operators in Sweden. Telia would in turn be entitled to claim corresponding reimbursements from other operators. However, the reimbursement would take place only after we have first paid Tele2, resulting in us possibly facing a credit risk of up to SEK 200 million. In related proceedings, Tele2 and Vodafone have filed claims regarding charges for termination of calls on their respective mobile networks originated in Telia's networks. Tele2 and Vodafone claim that the termination charges should be approximately SEK 1.40 per minute, while we claim that the charges should be no more than SEK 0.88 per minute. These claims are still pending.

  •
  During the second half of 2001, a number of operators filed complaints against Telia with the Swedish Competition Authority and the Swedish Competition Authority initiated an investigation regarding Telia's pricing of ADSL services. The complaints suggest that the difference between Telia's wholesale prices and retail prices is too low to effectively enable competition in the retail market. Our position is that we have not engaged in any prohibited pricing activities. A decision from the Swedish Competition Authority is expected in 2004.

  •
  The NPTA ruled in 2002 that Tele2 were obliged to pay Telia for interconnection services in Telia's fixed network in accordance with the prices in Telia's reference offer. Tele2 has appealed the decision to the administrative court where the case is still pending. Tele2 refused to follow the ruling of the NPTA in respect to traffic from December 2001 until May 2003. In February 2004, Telia brought a civil action against Tele2 claiming SEK 597 million plus interest in reimbursement for the services provided by Telia. Management is not in a position to assess when the proceedings will be brought to a conclusion.

  •
  In October 2002, the leading Finnish newspaper Helsingin Sanomat published an article claiming that Sonera's corporate security had unlawfully used identification information relating to telecommunications. A police investigation concerning the matter is still ongoing. Some current officers and employees, including a former Chief Executive Officer of Sonera, are suspected of gross violation of privacy in telecommunications under Finnish law. Sonera, as a company, is not an official party to the investigation. Management is currently not in a position to assess when the proceedings will be brought to a conclusion and what the outcome of the proceedings will be.

  •
  In October 2002, the FCA issued a request for information concerning Sonera's broadband pricing. According to the request, Elisa has required the FCA to investigate whether Sonera Carrier Networks Oy has violated Finnish competition law in connection with its wholesale broadband services and the pricing thereof. The FCA is investigating whether Sonera misused its dominant market position in the ADSL wholesale market or otherwise violated Finnish competition law when providing its wholesale ADSL services to other operators.

        The following is a brief summary of certain legal proceedings to which we or one of our subsidiaries is a party:

  •
  In August 2000, Tilts, Sonera's wholly owned Danish subsidiary, commenced arbitration proceedings against the Republic of Latvia. The arbitration proceeding relates to an agreement signed in 1994 between the Republic of Latvia, Tilts and Lattelekom. According to this agreement, Lattelekom received exclusive rights to provide basic fixed line telecommunications services in Latvia until December 31, 2013. However, the Republic of Latvia made a commitment to the World Trade Organization and terminated Lattelekom's exclusive rights as of January 1, 2003. Tilts claimed compensation in the aggregate of € 152 million from the Republic of Latvia, and the Republic of Latvia asserted counterclaims in the aggregate of € 1 billion against Tilts. The dispute was settled in March 2004 and the parties have agreed to withdraw their respective claims in the proceeding. As part of the settlement, Tilts has paid LVL 1 million to the Republic of Latvia.

  •
  In November 2002, the bankruptcy estate of Broadband filed a lawsuit in a district court in Norway seeking compensation of NOK 332 million plus interest against Sonera and Enitel. The plaintiff alleges that Sonera and Enitel failed to meet certain financial commitments undertaken by them in connection with their UMTS investments through Broadband. In particular, the plaintiff claims that Sonera and Enitel had a contractual obligation to supply Broadband with capital to meet its obligations. In August 2001, Broadband was declared bankrupt as a result of not having sufficient capital to meet its undertakings. Sonera holds a 50 percent interest in Broadband. The hearing of the case is expected to take place during 2004.

  •
  In December 2003, You Communication AS filed a claim for compensation against NetCom concerning alleged excessive pricing of mobile network access in the amount of NOK 112 million and compensation for damages in the amount of NOK 100 million. The litigation is still in the procedural stage.

  •
  We are currently involved in litigation with one of the former shareholders of Tess relating to such shareholders' disposal of its investment in Tess as well as certain subscription rights in Tess. The litigation, which was initiated in 1998, is still in the procedural stage.

  •
  In 2003, IPOC International Growth Fund Ltd., a shareholder in MegaFon, brought arbitral proceedings against us in Stockholm, Sweden, and legal proceedings against us in St.Petersburg, Russia for alleged breach of the MegaFon shareholders' agreement. IPOC is seeking both damages and declaratory relief. Management is not in a position to assess when the proceedings will be brought to a conclusion.

        In addition to the legal and regulatory proceedings described above, our associated company, Turkcell, is presently subject to numerous legal and regulatory proceedings relating to, among other things, the following:

  •
  a class action lawsuit filed against Turkcell in the United States concerning the prospectus used in connection with Turkcell's initial public offering. The parties have reached an agreement to settle the consolidated securities class action lawsuit, which settlement is, however, subject to court approval;

  •
  the calculation of payments owed by Turkcell to the Turkish Treasury and the Ministry of Transportation with respect to Turkcell's ongoing license fees;

  •
  license fees on value-added services and other charges claimed by the Turkish Treasury and the Ministry of Transportation against Turkcell;

  •
  license fees on interconnection revenues claimed by the Turkish Treasury, the Ministry of Transportation and the Telecommunications Authority against Turkcell;

  •
  fees charged between Turk Telekom and Turkcell for access to Turk Telekom's transmission lines;

  •
  interconnection fees paid by Turk Telekom to Turkcell;

  •
  demands relating to national roaming;

  •
  certain allegedly anticompetitive activities of Turkcell relating to its business dealings with KVK, the primary distributor of Ericsson GSM handsets in Turkey;

  •
  the determination of Turkcell's gross revenue calculation base; and

  •
  the base unit price of calls originating from fixed lines and terminating on Turkcell's networks.

        There can be no assurance that these or other proceedings will be determined in favor of Turkcell. Turkcell's failure to successfully defend itself against any such proceedings could have a material adverse effect on its consolidated financial position, results of operations, liquidity and prospects, which, in turn, could have a material effect on the value of our holding in Turkcell and on our results of operations.

  8.A.8    Dividend Policy

        For 2003, the TeliaSonera board of directors proposes an increase of the dividend to SEK 1.00 per share, consisting of an ordinary dividend of SEK 0.80 and an extra dividend of SEK 0.20, reflecting the exceptionally strong cash flow. This results in a total distribution of SEK 4,675 million with respect to the fiscal year ended December 31, 2003.

        At an annual general meeting of shareholders of TeliaSonera, shareholders may declare dividends upon the recommendation of the TeliaSonera board of directors. The amount of dividends may not exceed the amount proposed or approved by the TeliaSonera board of directors and is limited by Swedish law.

        According to Swedish law, shareholders' equity is divided into funds available for distribution, which are called non-restricted funds, and funds not available for distribution, which are called restricted funds. TeliaSonera's shareholders can receive as a distribution only the non-restricted funds of the parent company or the group, whichever is lower. See the section titled "Restricted and non-restricted equity" in Note 21 to our consolidated financial statement for more details.

        According to our dividend policy, the board of directors is required to take into consideration the outlook for operating cash flow generation, capital expenditure requirements, earnings growth and the amount of funds available for distribution when proposing the level of dividend to the annual general meeting of shareholders. Our intention is to increase the dividend annually.

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

        As of December 31, 2003, the total non-restricted funds for the parent company TeliaSonera AB amounted to SEK 23,209 million and, for TeliaSonera on a consolidated basis, to SEK 26,148 million.

        The following table sets forth the annual dividends paid per share with respect to each of the fiscal years indicated.

	Dividend paid per TeliaSonera share
Year
	SEK	$(1)
Year
1998	0.49	0.06
1999	0.52	0.06
2000	0.50	0.05
2001	0.20	0.02
2002	0.40	0.05
2003(2)	1.00	0.13

(1)
Dividend amounts have been translated into U.S. dollars at the Noon Buying Rate for the relevant dividend payment date except for the 2003 dividend, which amount has been translated into U.S. dollars at the Noon Buying Rate on March 31, 2004.

(2)
Proposed dividends, consists of ordinary dividend of SEK 0.80 and an extra dividend of SEK 0.20.

        Because we will pay dividends in Swedish kronor, exchange rate fluctuations will affect the U.S. dollar amounts received as dividends by holders of our ADSs.

8.B  Significant Changes

        No significant changes have occurred since the date of our consolidated financial statements included in this annual report. See "Item 5.D Trend Information."

ITEM 9. THE OFFER AND LISTING

9.A  Offer and Listing Details

        The principal trading market for TeliaSonera's shares is the Stockholm Exchange. The table below sets forth, for the periods indicated, the reported high and low market quotations for our shares on the Stockholm Exchange.

	Price Per Share
	Low	High
	(in SEK)
2000 (beginning June 13, 2000)	49.60	94.00
2001	36.00	71.00
2002	21.60	47.90
2001
First Quarter	45.50	64.50
Second Quarter	49.50	71.00
Third Quarter	36.00	57.00
Fourth Quarter	44.10	54.00
2002(1)
First Quarter	33.00	48.60
Second Quarter	21.20	36.80
Third Quarter	21.10	32.20
Fourth Quarter	24.00	36.20
2003
First Quarter	23.70	34.90
Second Quarter	24.00	34.00
Third Quarter	30.20	36.50
Fourth Quarter	32.40	38.70
Most recent six months
October 2003	32.40	37.00
November 2003	33.10	34.90
December 2003	33.70	38.70
January 2004	36.90	40.20
February 2004	32.80	37.90
March 2004	32.30	34.50

(1)
Prior to December 9, 2002, TeliaSonera traded under the name Telia AB under the symbol "TLIA." On December 9, 2002, after the completion of the merger of Telia and Sonera, Telia's Stockholm Exchange symbol was changed to "TLSN."

        Since December 9, 2002, TeliaSonera's shares have been traded in Finland on the Helsinki Exchanges under the symbol "TLS" and in the United States on the Nasdaq National Market under the symbol "TLSN" in the form of ADSs, which are evidenced by ADRs. Each TeliaSonera ADS represents five TeliaSonera shares. The depositary for the TeliaSonera ADSs is Citibank, N.A.

        The table below sets forth, for the periods indicated, the reported high and low market quotations for our shares on the Helsinki Exchanges.

	Price Per Share
	Low	High
	(€)
2002 (from December 9)	3.30	4.15
2003
First Quarter	2.57	3.80
Second Quarter	2.60	3.70
Third Quarter	3.28	3.98
Fourth Quarter	3.61	4.24
Most recent six months
October 2003	3.61	4.15
November 2003	3.68	3.89
December 2003	3.74	4.24
January 2004	4.01	4.42
February 2004	3.61	4.13
March 2004	3.46	3.74

        The table below sets forth, for the periods indicated, the reported high and low closing sales prices for the TeliaSonera ADSs on the Nasdaq National Market.

	Low	High
	(U.S. dollars per ADS)
2002 (from December 9)	17.35	18.51
2003
First Quarter	14.05	20.00
Second Quarter	14.80	21.49
Third Quarter	18.75	22.38
Fourth Quarter	21.11	26.20
Most recent six months
October 2003	21.11	23.84
November 2003	21.45	22.82
December 2003	23.20	26.20
January 2004	24.71	27.95
February 2004	22.31	25.63
March 2004	21.12	23.05

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

Line of Business

        Pursuant to Section 3 of TeliaSonera's articles of association, TeliaSonera's corporate purpose is to offer, directly and indirectly, in a broad sense, telecommunications services and thereto related information services, as well as to conduct other activities which are compatible with such services.

Corporate Governance

        TeliaSonera's articles of association do not stipulate anything regarding: (1) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested; (2) borrowing powers exercisable by the directors; (3) retirement or non-retirement of directors; and (d) shareholding requirements for a director's qualifications.

        Pursuant to TeliaSonera's articles of association, the general meeting of shareholders decides on the amount of compensation for the members of the board of directors and, as a result, the directors do not have the power to vote regarding their own compensation.

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

Rights, Preferences and Restrictions

        Dividends are declared and paid annually on the basis of income and retained earnings as of the end of the preceding year. For a description of TeliaSonera's dividend policy and the dividend rights attached to the shares, see "Item 8.A Consolidated Statement and Other Financial Information."

        Each share confers the right of one vote at the general meetings of the shareholders. Each of the shares also confers an equal right to share in TeliaSonera's profits.

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

        Pursuant to the Companies Act, preferential rights attached to certain shares or pre-emptive rights to the existing shareholders, which are not conferred upon the shareholders by law, must be stated in the company's articles of association. Our current articles of association do not confer any such rights nor do they restrict the pre-emptive right described in the preceding paragraph.

        Amendments to the articles of association generally require a decision by the general meeting of the shareholders, supported by two-thirds of the votes cast and two-thirds of the shares represented at such meeting. For certain changes to the articles of association, for example changes creating pre-emptive or preferential rights, the decision has to be supported by all the shares represented at the general meeting of the shareholders, provided that such represented shares constitute nine-tenths of all the shares of the company. Similarly, decisions limiting voting rights must be supported by two-thirds of the votes cast and nine-tenths of the shares represented at the general meeting of the shareholders.

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

General Meeting of Shareholders

        Under the Companies Act, shareholders exercise their power to decide on corporate matters at the general meeting of the shareholders. At the annual general meeting, financial statements, including the income statement, the balance sheet, the annual report and the consolidated income statement, and the auditor's report are presented to the shareholders for adoption. Also, at the annual general meeting the shareholders decide any measure warranted by the profit or loss shown in the adopted balance sheet or consolidated balance sheet, discharge members of the board of directors and the chief executive officer from liability, decide on the number of members of the board of directors and their remuneration and elect members of the board of directors. When required, the number of auditors and deputy auditors is decided and they are elected.

        Under our articles of association, a shareholder must give notice to TeliaSonera of his or her intention to attend a general meeting no later than 4:00 p.m. on the day stated in the notice of the general meeting. This day must not be a Saturday, Sunday, Midsummer Eve, Christmas Eve, New Year's Eve or other public holiday and must not be earlier than the fifth working day before the general meeting. Under our articles of association, a notice of an annual general meeting and a notice of any extraordinary general meeting at which resolutions to amend TeliaSonera's articles of association will be considered, shall be issued no earlier than 6 weeks and no later than 4 weeks prior to the meeting in question. Notice of any other extraordinary general meeting shall be issued no earlier than 6 weeks and no later than 2 weeks prior to the meeting. Notice of a general meeting shall be made in the form of an advertisement placed in the Swedish Official Gazette, the Swedish newspapers Dagens Nyheter and Svenska Dagbladet or, if it is not possible to advertise in any of these publications, another Swedish daily newspaper with daily national coverage.

        In order to have the right to attend a general meeting, a shareholder must be registered on the tenth day prior to the relevant general meeting in the register of shareholders kept by VPC and must also notify TeliaSonera of his or her intention to attend the meeting in the manner stated in the previous paragraph. At the general meeting, a shareholder may be accompanied at the meeting by at most 2 persons assisting him or her, but only if the shareholder notifies TeliaSonera of the number of accompanying persons in the manner stated in the previous paragraph.

Voting

        Each shareholder is, at the general meeting, entitled to vote for the total number of shares he or she owns or represents. Each share is entitled to one vote. A shareholder may attend and vote at the general meeting in person or by proxy. Proxies are not valid for a longer period than one year from the date of issuance.

        Voting rights may not be exercised by a shareholder if such shareholder's shares are registered in the name of a nominee, as is the case for registered holders and beneficial owners of the ADSs. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the name of a nominee, may vote such shares provided that such holder or owner arranges to have his or her name temporarily entered in the register of shareholders as of the record date of meeting, which must be on the tenth day prior to a general meeting.

        Pursuant to the Companies Act, most resolutions at a general meeting are passed by a simple majority of the votes cast with the chairman of the meeting having the decisive vote (except in the situation of an election where a tie is decided by coin-toss or similar methods). Certain resolutions require a higher rate of approval amongst the shareholders in order to be passed.

        Normally, resolutions to amend the articles of association will require two-thirds of the votes cast as well as two-thirds of the shares present or represented at the meeting. However, under certain circumstances where such resolution limits shareholders' right to dividends or other asset distribution, restricts the transferability of shares or alters the legal relationship between shares, unanimous support by the shareholders attending the meeting, which has to constitute nine-tenths of all shares in the company, is required. In addition, under certain circumstances where such resolution restricts the voting rights or requires the company to retain a larger amount of the net profit than otherwise required under the Companies Act or amends shareholders' rights in a liquidation or dissolution, approval by shareholders representing two-thirds of the votes cast and nine-tenths of the shares present or represented at the meeting is required. Slightly different supermajority requirements are applied in situations where the resolution described above will only adversely affect certain groups of shareholders.

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

Disclosure of Shareholder Ownership

        Pursuant to prevailing market practice in Sweden, which takes the form of rules issued by the Swedish Industry and Commerce Stock Exchange Committee (NBK), any seller or purchaser of securities of a Swedish limited company listed on the Stockholm Exchange is required to disclose any transaction in which such purchaser or seller acquires or disposes of five percent or any subsequent percentage that is a multiple of five, up to and including 90 percent, of either the voting rights of all shares or the total number of shares in the company. Disclosure shall be made no later than 9:00 a.m. on the day following the trading on the Stockholm Exchange and in the form of reports to the Stockholm Exchange and the company and press releases to an established news agency and to a nationally published newspaper in Sweden.

        In addition, pursuant to the Swedish Financial Instruments Trading Act, a person acquiring or disposing of certain numbers of shares in a Swedish limited company with shares listed on a stock exchange within the European Economic Area or otherwise quoted on an exchange or an authorized market place in Sweden, shall within seven days thereafter report in writing such acquisition or transfer to the company and the Swedish exchange or market place in question (and to the Swedish Financial Supervisory Authority, if the shares are not quoted on a Swedish exchange or market place). The relevant thresholds for the reporting requirement are acquisitions where the acquirer reaches or exceeds ten, 20, 33 1/3, 50 and 66 2/3 percent of the number of votes for all shares in the company or where the transferor's shareholding falls below any such number.

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

Purchase Obligations

        Pursuant to prevailing market practice in Sweden, which takes the form of rules issued by NBK, a person who obtains 30 percent or more of the votes for all shares in a publicly traded Swedish limited company as a result of purchase, subscription, conversion or some other form of acquisition of shares in the company, either alone or together with a related party, must make a public offer both for the acquisition of all remaining shares in the company, not held by the company or its subsidiaries, and for other financial instruments issued by the company whose price might be materially affected if the listing of shares covered by the offer were to cease. The terms of such mandatory offer shall be the same as the terms of the acquisition triggering the mandatory offer.

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

10.C  Material Contracts

        In March 2001, we entered into a cooperation agreement with Tele2, the holder of a UMTS license in Sweden, to jointly build and operate a UMTS network in Sweden. Under the agreement, the parties have organized a Swedish limited liability company, Svenska UMTS-nät, to carry out the building and operations relating to the UMTS network in Sweden. The company is owned on an equal basis by the parties. The UMTS license is held by a wholly owned subsidiary of Svenska UMTS-nät.

The cooperation between TeliaSonera and Tele2 has been reviewed by the Swedish Competition Authority and, in March 2002, the cooperation was given a five year exemption from the anti-competitive agreements prohibition under the Swedish Competition Act. The exemption expires in February 2007, at which time the cooperation will be reassessed from a competition law perspective. TeliaSonera and Tele2 will, on a pro rata basis, finance the construction of the UMTS network through capital contributions and the issuance of guarantees that are necessary in order for Svenska UMTS-nät to obtain third party financing to build a UMTS network in accordance with the license conditions. TeliaSonera has made an aggregate capital contribution of SEK 500 million to Svenska UMTS-nät.

        In September 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility, which amount was decreased to SEK 7 billion in September 2003, for the construction of its UMTS network infrastructure in Sweden. TeliaSonera and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 3.5 billion of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either TeliaSonera or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent. TeliaSonera is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät.

        In June and September 2002, we entered into agreements with each of the Kingdom of Sweden and the Republic of Finland granting them identical registration rights with respect to their shares of TeliaSonera. Pursuant to these agreements, the Kingdom of Sweden and the Republic of Finland have the right to severally require us to file a registration statement with the Securities and Exchange Commission covering offers and sales of their shares in a public offering in the United States. Under the agreements, the Kingdom of Sweden and the Republic of Finland have the right to demand one registration of at least 2.5 percent of their respective shares of TeliaSonera in any six-month period for up to a maximum of two registrations. In addition to the demand registration rights and subject to certain conditions, the Kingdom of Sweden and the Republic of Finland were also granted piggy-back registration rights that entitle them to sell their shares as part of any registered offering in the United States either by us or by us on behalf of another party. We have agreed to pay, subject to certain exceptions, all expenses reasonably incurred by the Kingdom of Sweden, the Republic of Finland or both parties in connection with any demand registration or piggy-back registration.

10.D  Exchange Controls

        There are currently no Swedish laws, which may affect the import or export of capital, or the remittance of interest or other payments.

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

Swedish Taxation

        The following is a description of the material Swedish income and net wealth tax consequences with respect to holders of TeliaSonera shares that are not Swedish residents ("Non-residents"). This section applies only to holders of portfolio investments representing less than 10 percent of the capital and votes of TeliaSonera and is not applicable if the TeliaSonera shares pertain to a permanent establishment or fixed base of business in Sweden. Holders of TeliaSonera shares should consult their own tax advisors regarding the Swedish and other tax consequences of acquiring, owning and disposing of shares.

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

        Under all Swedish tax treaties, with the exception of the tax treaty currently in force between Sweden and Switzerland, the withholding tax at the applicable treaty rate should be withheld by the payer of the dividends. With regard to dividends paid for shares in companies registered with the VPC (such as the TeliaSonera shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by VPC or, if the shares are registered with a nominee, by the nominee, so long as the person entitled to the dividend is registered as a Non-resident and sufficient information regarding the tax residency of the beneficial owner is available to VPC or the nominee.

        In those cases where Swedish tax is withheld at the rate of 30 percent and the person that received the dividends is entitled to a reduced rate of withholding tax under an applicable tax treaty, a refund may be claimed from the Swedish tax authorities not later than at the end of the fifth calendar year after the distribution.

        It should be noted that, due to technical issues, a Swedish withholding tax of 30 percent may also be withheld for dividends and similar payments to Swedish tax residents on TeliaSonera shares that are registered at the Finnish Central Securities Depositary.

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

United States Federal Income Taxation

        The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of holders that are initial purchasers of our shares or ADSs at the initial issue price and that will hold shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as:

  •
  financial institutions,

  •
  insurance companies,

  •
  real estate investment trusts,

  •
  grantor trusts,

  •
  regulated investment companies,

  •
  dealers or traders in securities or currencies,

  •
  tax-exempt entities,

  •
  persons that will hold our shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes,

  •
  persons that have a "functional currency" other than the U.S. dollar or

  •
  holders that own (or are deemed to own) ten percent or more (by voting power or value) of the stock of TeliaSonera.

        Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of our shares or ADSs that, for U.S. federal income tax purposes, is:

    a citizen or resident of the United States,

    a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

    an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        A "Non-U.S. Holder" is a beneficial owner of our shares or ADSs that is not a U.S. Holder.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds receipts or shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner or partnership should consult its own tax advisor as to its consequences.

Ownership of ADSs in General

        For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs.

Distributions

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," if you are a U.S. Holder, for U.S. federal income tax purposes, the gross amount of any distribution by TeliaSonera of cash or property (other than certain distributions, if any, of our shares or ADSs distributed pro rata to all shareholders of TeliaSonera including holders of ADSs) with respect to your shares or ADSs will be includible in your income as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of our Company as determined under U.S. federal income tax principles. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," individuals who are U.S. Holders may be taxed on certain distributions received in a taxable year ending after December 31, 2003 at the lower rates applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," to the extent, if any, that the amount of any distribution by our Company exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your shares or ADSs and thereafter as capital gain. TeliaSonera does not maintain calculations of our earnings and profits under U.S. federal income tax principles.

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

        If you are a U.S. Holder, dividends paid to you with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, any Swedish tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income."

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

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

Sale or Exchange of Shares or ADSs

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends received in a taxable year ending after December 31, 2003) if your holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

        If you are a U.S. Holder, the initial tax basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you are a U.S. Holder, the conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss.

        With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder of shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) you are an individual Non-U.S. Holder and you have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

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

        We believe that we were not a PFIC in our 2003 taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. However, since our status will depend on the nature of our income, assets and business from time to time, we cannot give you assurance that we will not be a PFIC in any future year.

        Notwithstanding the discussions above under the captions "Distributions" and "Sale or Exchange of Shares or American Depositary Shares," if we were to become a PFIC, and you are a U.S. Holder of our shares or ADSs, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends received from such PFIC at the lower rates applicable to long-term capital gains (as discussed above under "—Distributions")) with respect to any gain from the sale or exchange of, and excess distributions with respect to, your shares or ADSs. If we were to become a PFIC and you are a U.S. Holder of our shares or ADSs, you could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively.

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

10.F  Dividends and Paying Agents

        Not applicable.

10.G  Statement by Experts

        Not applicable.

10.H  Documents on Display

        The documents referred to in this report can be read at the Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

10.I  Subsidiary Information

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Please see "Item 5.B Liquidity and Capital Resources."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

          (a)    Disclosure Controls and Procedures.    Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in US Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Group's disclosure controls and procedures were effective.

          (b)    Internal Control Over Financial Reporting.    There were no changes in the Group's internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that each of the members of the Audit Committee qualify as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16.B CODE OF ETHICS

        We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and principal accounting officers. The purpose of the code is to implement a system to deter dishonest conduct and to promote business ethics, in conformity with the requirements of the Sarbanes-Oxley Act of 2002.

        A copy of our code of ethics can be obtained free of charge by sending a request via e-mail to: investor-relations@teliasonera.com.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Ernst & Young AB and KPMG Bohlins AB have jointly served as TeliaSonera's independent auditors for fiscal 2003, and Ernst & Young AB has served as TeliaSonera's independent auditor for the fiscal years 2002 and 2001, for which years financial statements appear in this annual report on Form 20-F. Auditors are elected by the Annual General Meeting. The Board of Directors will propose to the Annual General Meeting convening on April 28, 2004 that PricewaterhouseCoopers AB be elected as independent auditor for a four-year period.

        The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to TeliaSonera in 2003 and in 2002.

	2003	2002
	(SEK in millions)
Audit Fees	28	28
Audit-related Fees	11	31
Tax Fees	7	6
All Other Fees	0	—

Total	46	65

        The following table presents the aggregate fees for professional services and other services rendered by KPMG to TeliaSonera in 2003.

2003
(SEK in millions)
Audit Fees	25
Audit-related Fees	12
Tax Fees	3
All Other Fees	0

Total	40

Audit Committee Pre-approval Policies and Procedures

        Our audit committee is responsible, among other matters, for the oversight of our independent auditors, subject to the requirement of Swedish law. Our board of directors has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors.

        This policy outlines the procedures for the approval of four categories of audit and non-audit services provided by our independent auditors, namely, (i) audit, (ii) audit related, (iii) tax and (iv) other services.

  •
  Audit services. Audit services include, among other things, the annual financial statement audit, quarterly reviews, information system and procedural reviews, attestation engagements and other procedures required to be performed by our independent auditors to be able to form an opinion on our consolidated financial statements.

    The annual audit engagement is subject to the specific approval of our audit committee. The audit committee monitors our audit services engagement on a quarterly basis and has the authority to approve any changes in the terms, conditions or fees in the annual audit engagement. All audit services, not specifically included under the audit services engagement letter which exceed SEK 250,000 on a project basis, must be approved by the audit committee or the chairman of our audit committee. Any other audit services, not specifically included under the audit services engagement which cost less than SEK 250,000 on a project basis, may be approved by our chief executive officer or chief financial officer subject to such services being reported to the audit committee in the following quarterly meeting of the audit committee.

  •
  Audit related services. Audit related services comprise assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including, among other things, certain due diligence services, assistance with understanding and implementing accounting and reporting requirements, financial audits of employee benefit plans, audit procedures required to comply with regulatory reporting matters, and assistance with internal control reporting requirements.

    All audit-related services to be provided by our independent auditors, which individually exceed SEK 250,000 on a project basis, must be approved by the audit committee or the chairman of our audit committee. Any audit-related services which cost less than SEK 250,000 on a project basis, may be approved by our chief executive officer or chief financial officer subject to such services being reported to the audit committee in the following quarterly meeting of the audit committee.

  •
  Tax services. Tax services consist of services such as tax compliance, tax planning assistance and tax advice.

    All tax services to be provided by our independent auditors, which individually exceed SEK 250,000 on a project basis, must be approved by the audit committee or the chairman of our audit committee. Any tax services which cost less than SEK 250,000 on a project basis, may be approved by our chief executive officer or chief financial officer subject to such services being reported to the audit committee in the following quarterly meeting of the audit committee.

  •
  Any other services. As a general rule any other services to be provided by our independent auditors are either prohibited or require the specific approval of the audit committee.

        Any services pre-approved by the chairman of our audit committee must be reported to the full audit committee at the next scheduled meeting of the audit committee.

        No professional services and other services have been approved by using the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this Annual Report on Form 20-F:

Consolidated Financial Statements of TeliaSonera AB and subsidiaries
Report of Independent Auditors
Consolidated Income Statements
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders' Equity
Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1.
Articles of Association of TeliaSonera AB (incorporated herein by reference to Exhibit 3.2 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-4 filed by TeliaSonera AB with the Securities and Exchange Commission on December 18, 2002).
4.1
Combination Agreement, dated as of March 26, 2002, by and between Telia AB and Sonera Corporation (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Telia AB with the Securities and Exchange Commission on October 1, 2002 (the "Form F-4")).
4.2	Amendment to the Combination Agreement, dated as of September 27, 2002, by and between Telia and Sonera (incorporated herein by reference to Exhibit 2.2 to the Form F-4).
4.3	Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, and NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).
4.4	Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).
4.5	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4).
4.6	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).
6.	See Note 21 to our consolidated financial statements included in Item 18 of this Form 20-F for information on how earnings per share information was calculated.
8.
For significant subsidiaries as of the end of the year covered by this annual report, see "Item 4.C Organizational Structure" and Note 41 to our consolidated financial statements included in Item 18 of this Form 20-F.
12.1	Certification by the Chief Executive Officer of TeliaSonera AB pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of TeliaSonera AB pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Consolidated Financial Statements
of TeliaSonera AB and subsidiaries
as of and for the years ended
December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and shareholders of TeliaSonera AB

        We have audited the accompanying consolidated balance sheet of TeliaSonera AB as of December 31, 2003, and the related consolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TeliaSonera AB at December 31, 2003, and the consolidated results of its operations and its cash flows for the year ended December 31, 2003, in conformity with International Financial Reporting Standards.

        International Financial Reporting Standards differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated financial statements.

Ernst & Young AB	KPMG Bohlins AB
Lars Träff	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant
Stockholm, Sweden March 3, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
and shareholders of TeliaSonera AB

        We have audited the accompanying consolidated balance sheets of TeliaSonera AB as of December 31, 2002 and 2001 and the related consolidated income statements, statements of cash flows and statements of changes in shareholders' equity for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the historical cost basis consolidated balance sheet of Sonera Corporation, a wholly-owned subsidiary, representing 23 percent of consolidated assets at December 31, 2002. That balance sheet was presented in conformity with accounting principles generally accepted in Finland. We also did not audit the financial statements of Netia Holdings, S.A., an associated company, representing 28 percent of consolidated net income for the year ended December 31, 2001. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Sonera Corporation (before conversion to International Financial Reporting Standards) and Netia Holdings, S.A., is based solely on the reports of other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the conversion of the balance sheet of Sonera Corporation to International Financial Reporting Standards). We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TeliaSonera AB at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with International Financial Reporting Standards.

        International Financial Reporting Standards differ in certain respects from accounting principles generally accepted in the United States of America (see Note 45 to the consolidated financial statements).

Ernst & Young AB

Torsten Lyth
Authorized Public Accountant

Stockholm, Sweden
March 19, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Sonera Corporation

        We have audited the consolidated balance sheet of Sonera Corporation and subsidiaries as of December 31, 2002 and the related consolidated income statement and consolidated statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in Finland and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonera Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Finland.

KPMG Wideri Oy Ab

Solveig Törnroos-Huhtamäki
Authorized Public Accountant

Helsinki, Finland
February 19, 2003

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board
and Shareholders of Netia Holdings S.A.

        We have audited the accompanying consolidated balance sheet of Netia Holdings S.A. and its subsidiaries (the "Company") as at December 31, 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2001 and the consolidated results of its operations, changes in shareholders' equity and cash flows for the year ended December 31, 2001, in conformity with International Accounting Standards.

        Without qualifying our opinion, we draw attention to Note 2 in the accompanying consolidated financial statements, which indicates that as at December 31, 2001 the Company's current liabilities exceeded its current assets by PLN 3,473,185 and an event of default has occurred with respect to the Company's long term debt as a result of its failure to make certain interest payments. As a result of the occurrence of the event of default the liabilities relating to long term debt have been reclassified as current liabilities. Management of the Company is in discussions with bondholders and the final outcome of those discussions cannot be determined. These conditions, along with other matters as set forth in Note 2, indicate the existence of material uncertainties, which cast significant doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any other adjustments that might result from the outcome of these uncertainties.

        The convenience translations are disclosed as part of the consolidated financial statements. We have not audited these translations and accordingly we do not express an opinion thereon.

        International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2001 and the determination of consolidated shareholders' deficit and consolidated financial position as at December 31, 2001 to the extent summarized in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers Sp. z.o.o.

Warsaw, Poland
February 18, 2002

TELIASONERA AB AND SUBSIDIARIES

Consolidated Income Statements

		January-December
SEK in millions, except per share data
	Note	2003	2002	2001
Net sales	6, 34, 35	82,425	59,483	57,196
Costs of production	7, 10	-46,688	-38,182	-40,435

Gross income		35,737	21,301	16,761
Sales, administrative, and research & development expenses	7, 10	-23,161	-18,667	-17,943
Other operating revenues and expenses	8, 10	1,752	-14,057	506
Income from associated companies	11, 34, 35	382	528	6,136

Operating income	34, 35	14,710	-10,895	5,460
Financial revenues and expenses	13	-811	-721	-652

Income after financial items		13,899	-11,616	4,808
Income taxes	14	-3,850	3,619	-2,917
Minority interests		-969	-70	-22

Net income		9,080	-8,067	1,869

Earnings/loss per share (SEK)	21
Basic		1.95	-2.58	0.62
Diluted		1.95	-2.58	0.62

TELIASONERA AB AND SUBSIDIARIES

Consolidated Balance Sheets

		December 31,
SEK in millions
	Note	2003	2002	2001
Assets
Intangible fixed assets	15	61,820	68,106	26,816
Tangible fixed assets	16, 28	49,161	56,172	47,314
Equity participations in associated companies	17, 30	20,401	23,027	9,927
Other financial fixed assets	17, 28, 30	21,660	25,507	10,857

Total fixed assets		153,042	172,812	94,914

Inventories, etc.	18	501	580	636
Receivables	19, 28, 30	24,170	26,607	23,521
Short-term investments	20	8,658	3,826	7,602
Cash and bank		3,689	2,831	1,518

Total current assets		37,018	33,844	33,277

Total assets		190,060	206,656	128,191

Shareholders' equity and liabilities
Restricted equity
Share capital		14,961	14,738	9,604
Restricted reserves		71,284	76,962	36,261
Non-restricted equity
Non-restricted reserves		17,068	25,196	12,151
Net income		9,080	-8,067	1,869

Total shareholders' equity		112,393	108,829	59,885

Minority interests in equity		3,441	5,120	204

Provisions for pensions and employment contracts	22	522	224	2,358
Deferred tax liability	14, 23	8,537	10,673	6,940
Other provisions	23	6,238	7,509	3,809

Total provisions		15,297	18,406	13,107

Interest-bearing liabilities
Long-term loans	24, 28, 30	25,867	32,124	25,193
Short-term loans	25, 28, 30	4,687	12,608	3,931
Non-interest-bearing liabilities
Long-term liabilities	26, 28	2,489	2,350	3,049
Current liabilities	27, 30	25,886	27,219	22,822

Total liabilities		58,929	74,301	54,995

Total shareholders' equity and liabilities		190,060	206,656	128,191

Contingent assets	31	—	—	—
Collateral pledged	31	2,789	373	91
Contingent liabilities	31	3,099	6,006	785

TELIASONERA AB AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	January-December
SEK in millions
	Note	2003	2002	2001
Net income		9,080	-8,067	1,869
Adjustments:
Depreciation, amortization and write-downs		18,248	21,029	14,147
Capital gains/losses on sales/discards of fixed assets		-2,618	-88	-769
Income from associated companies		251	-528	-5,848
Pensions and other provisions		-2,880	2,791	-1,132
Financial items	33	363	-425	286
Income taxes	33	2,542	-3,741	2,286
Minority interest, miscellaneous non-cash items		978	140	-567
Cash flow before change in working capital		25,964	11,111	10,272

Increase (-)/Decrease (+) in operating receivables		1,423	4,102	-5,007
Increase (-)/Decrease (+) in inventories etc.		125	382	12
Increase (+)/Decrease (-) in operating liabilities		-1,069	-3,146	5,139
Change in working capital		479	1,338	144

Cash flow from operating activities		26,443	12,449	10,416
Intangible and tangible fixed assets acquired		-9,092	-8,572	-16,922
Intangible and tangible fixed assets divested		358	218	1,316
Compensation received for divested IRU		10	13	—
Compensation paid for acquired IRU		0	-48	-996
Shares, participations and operations acquired	33	-2,188	363	-2,241
Shares, participations and operations divested	33	3,902	1,271	15,631
Loans made and other investments		-172	-20	-33
Repayment of loans made and other investments		1,215	1,355	482
Investment in financial leasing receivables		-2,962	-4,590	-4,031
Amortization of financial leasing receivables		3,400	3,474	3,448
Compensation from/Payment to pension fund		1,000	-1,011	502
Net change in advances and short-term loans to associated companies etc.		1,086	1,994	6,476
Cash flow from investing activities		-3,443	-5,553	3,632

Cash flow before financing activities		23,000	6,896	14,048
Dividend		-1,870	-600	-1,501
Transactions with minority shareholders		-468	-1,059	—
Loans raised		374	5,678	4,107
Loans amortized		-6,272	-12,840	-62
Net change in interest-bearing liabilities with short maturities		-8,176	-1,523	-9,152
Cash flow from financing activities		-16,412	-10,344	-6,608

Cash flow for the year		6,588	-3,448	7,440

Cash and cash equivalents, opening balance		5,465	8,923	1,437
Cash flow for the year		6,588	-3,448	7,440
Exchange rate differences in cash and cash equivalents		16	-10	46
Cash and cash equivalents, closing balance	33	12,069	5,465	8,923

TELIASONERA AB AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

SEK in millions	Share capital	Share premium reserve	Equity method reserve	Other restricted reserves	Acc. exchange rate diff., restricted reserves	Non- restricted equity	Acc. exchange rate diff., non-restricted reserves	Total equity
Closing balance, December 31, 2000	9,604	13,894	1,297	17,512	1,440	11,689	552	55,988
Changes in accounting principles (Note 21)	—	—	—	-342	—	—	—	-342
Adjusted closing balance, December 31, 2000	9,604	13,894	1,297	17,170	1,440	11,689	552	55,646
New share issue expenses after taxes	—	-16	—	—	—	—	—	-16
Transactions with non-related parties	—	—	-155	—	—	—	—	-155
Exchange rate difference (Note 21)	—	—	—	—	3,286	—	499	3,785
Reporting financial instruments at fair value (Note 21)	—	—	—	257	—	—	—	257
Net income recognized directly in equity	—	-16	-155	257	3,286	—	499	3,871
Dividend	—	—	—	—	—	-1,501	—	-1,501
Transfer between restricted and non-restricted equity	—	—	-655	-257	—	912	—	—
Net income	—	—	—	—	—	1,869	—	1,869
Closing balance, December 31, 2001	9,604	13,878	487	17,170	4,726	12,969	1,051	59,885
New share issue expenses after taxes	—	16	—	—	—	—	—	16
Transactions with non-related parties	—	—	—	—	—	-57	—	-57
Exchange rate difference (Note 21)	—	—	—	—	1,692	—	35	1,727
Reporting financial instruments at fair value (Note 21)	—	—	—	20	—	—	—	20
Net income recognized directly in equity	—	16	—	20	1,692	-57	35	1,706
Dividend	—	—	—	—	—	-600	—	-600
New share issue	5,134	50,771	—	—	—	—	—	55,905
Transfer from restricted to non-restricted equity decided by EGM	—	-11,957	—	—	—	11,957	—	—
Transfer between restricted and non-restricted equity	—	—	130	29	—	-159	—	—
Net income	—	—	—	—	—	-8,067	—	-8,067
Closing balance, December 31, 2002	14,738	52,708	617	17,219	6,418	16,043	1,086	108,829
Transactions with non-related parties	—	—	-13	—	—	—	—	-13
Exchange rate difference (Note 21)	—	—	—	—	-8,266	—	165	-8,101
Inflation adjustments	—	—	2,427	—	—	—	—	2,427
Reporting financial instruments at fair value (Note 21)	—	—	-10	—	—	—	—	-10
Net income recognized directly in equity	—	—	2,404	—	-8,266	—	165	-5,697
Dividend	—	—	—	—	—	-1,870	—	-1,870
New share issue	223	1,828	—	—	—	—	—	2,051
Transfer between restricted and non-restricted equity	—	—	1,192	-2,836	—	1,644	—	—
Net income	—	—	—	—	—	9,080	—	9,080
Closing balance, December 31, 2003	14,961	54,536	4,213	14,383	-1,848	24,897	1,251	112,393

TELIASONERA AB AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.     Basis for Presentation

General

        TeliaSonera's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS/IAS).

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

Changes and innovations

New accounting standards

        IAS 41 "Agriculture" became effective on January 1, 2003. IAS 41 does not affect TeliaSonera's operations.

        On December 17, 2003, revisions to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were published. On December 18, 2003, IAS 15 "Information Reflecting the Effects of Changing Prices" was withdrawn and revisions were published to IAS 1 "Presentation of Financial Statements," IAS 2 "Inventories," IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors," IAS 10 "Events after the Balance Sheet Date," IAS 16 "Property, Plant and Equipment," IAS 17 "Leases," IAS 21 "The Effects of Changes in Foreign Exchange Rates," IAS 24 "Related Party Disclosures," IAS 27 "Consolidated and Separate Financial Statements," IAS 28 "Investments in Associates," IAS 31 "Interests in Joint Ventures," IAS 33 "Earnings per Share" and IAS 40 "Investment Property." The effective date for all revised standards is January 1, 2005. Earlier application is encouraged. TeliaSonera's adoption of the revisions of IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39 will not entail any restatements of comparative figures. When adopting IAS 1 and IAS 27, TeliaSonera will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the balance sheet but as a separate component within shareholders' equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the income statement but as a disclosure on the face of the income statement of the allocation of profit or loss for the period. TeliaSonera does not own assets of the type regulated by IAS 40.

Restated segment reporting

        TeliaSonera's business organization was changed on January 1, 2003. Hence, segment information in this annual report has been restated.

2.     Use of Estimates

        To be able to prepare accounts according to generally accepted accounting principles, management and the Board of Directors must make estimates and assumptions that affect the asset and liability items and revenue and expense items recorded in the final accounts as well as other information, such as that provided on contingent liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Areas comprising critical judgment that may significantly impact TeliaSonera's earnings and financial position are revenue recognition and revenue collection, valuation of intangible and other fixed assets, restructuring activities, provisions for pensions, income taxes, and litigation and contingent liabilities, all of which are discussed in the respective notes.

3.     Consolidated Financial Statements

General

        The consolidated financial statements comprise the parent company TeliaSonera AB and all companies in which TeliaSonera directly or indirectly controls more than 50 percent of the voting rights or otherwise has control. TeliaSonera's consolidated financial statements are based on accounts prepared by all Group companies as of December 31, and have been prepared using the purchase method of accounting, as in previous years.

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

Foreign currency translation and inflation adjustments

        A majority of the Group's subsidiaries outside Sweden are independent. A few subsidiaries in the Group have independent branch offices outside Sweden. The accounts for foreign operations are kept in the currency used for the normal conduct of business by that Group unit.

        The consolidated financial statements are presented in Swedish kronor (SEK), which is the measurement currency of the parent company. The income statements and balance sheets of foreign independent operations (subsidiaries, associated companies, and branch offices) are translated into SEK based on the current method, that is, the exchange rate prevailing on the balance sheet date (closing rate) is used to convert all items in the balance sheets except for equity, which is converted at the historical rate. Each income statement is translated using the average rate for that period. Differences resulting from translation, as well as realized and unrealized gains or losses after tax on financial instruments used to hedge net foreign investments, do not affect income but are charged directly to equity.

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

Associated companies

        Companies in which the TeliaSonera Group has a long-term interest and directly or indirectly owns shares or participations granting control of 20-50 percent of the voting rights or otherwise has a significant influence are recorded as associated companies.

        Holdings in associated companies are recorded in the consolidated income statement and balance sheet according to the equity method of accounting. In the income statement, the Group's share of net income in associated companies is recorded in operating income because the operations of associated companies are related to telecommunications and it is the Group's strategy to capitalize on industry know-how by means of investing in jointly owned operations. The income statement item Income from associated companies also includes amortization and write-down of goodwill and similar assets on consolidation in associated companies as well as gains and losses on the sale of participations in associated companies.

        Any internal profits are eliminated in relation to the share of equity owned.

Business segments

        The Group's operations are managed and reported primarily by profit center and reported secondarily by product area. Segments are consolidated based on the same principles as the Group as a whole. When operations are transferred from one business area to another, comparative period figures are restated.

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

5.     Changes in Group Composition

Events in 2003 and after the balance sheet date

Sonera

        As a result of a mandatory redemption offer, which expired on January 31, 2003, TeliaSonera acquired Sonera shares, including shares in the form of ADSs, representing 4.4 percent of the shares and votes. Following the completion of the mandatory redemption offer, TeliaSonera in total held 99.4 percent of Sonera shares and votes.

        In addition, in December 2002, TeliaSonera commenced a separate compulsory acquisition proceeding under Finnish law pursuant to which the remaining holders of Sonera shares were required to surrender their Sonera shares to TeliaSonera for redemption at a fair price as determined under Finnish law. As required under Finnish law, an arbitral panel was appointed to hear and resolve any disputes concerning TeliaSonera's right of redemption and the redemption price in the compulsory acquisition proceeding. On March 20, 2003, at the request of the arbitral panel, TeliaSonera issued a counter-indemnity for a bank guarantee for the payment of the redemption price plus accrued interest with respect to all outstanding Sonera shares not held by TeliaSonera. According to Finnish law, as a result of the arbitral panel's acceptance of the bank guarantee, TeliaSonera became the sole record and beneficial owner of Sonera's shares. Simultaneously, the Sonera share was delisted from the main list of Helsinki Exchanges. On June 26, 2003, the arbitral panel determined the redemption price for the remaining Sonera shares. The redemption price for the remaining Sonera shares plus accrued interest was paid on July 11, 2003.

Com Hem/Telia Mobile Finland

        On June 5, 2003, TeliaSonera sold its Swedish cable TV operator Com Hem AB to EQT Northern Europe and on June 6, 2003, Telia's Finnish mobile operations were sold to Finnet Oy. Telia agreed to dispose of these operations as part of its undertakings to the European Commission in the context of the merger between Telia and Sonera.

Bharti

        In May 2002, an agreement was signed with the Indian company Bharti Tele-Ventures for the sale of TeliaSonera's holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd. The transaction was completed on June 16, 2003.

Netia

        As of December 31, 2002, TeliaSonera owned 48 percent of the share capital in the Polish company Netia S.A. (formerly Netia Holdings S.A.) As part of a financial restructuring, a conversion of lenders' claims to equity in the company was completed on January 30, 2003, reducing TeliaSonera's shareholding to 4.4 percent. On May 16, 2003, the final step of Netia's restructuring, which required the issuance of warrants to pre-restructuring shareholders of Netia, including TeliaSonera, was completed. TeliaSonera received subscription warrants entitling it to acquire an aggregate of 31,300,532 Netia shares.

        On May 22, 2003, TeliaSonera's 11 percent stake in the Polish long-distance operator Netia 1 Sp z o.o. was sold to the other shareholder Netia.

        Starting in June 2003, TeliaSonera has sold all of its shares and most of its subscription warrants in Netia. Given the remaining holdings of subscription warrants as at the end of February 2004 and assuming that all subscription warrants issued by Netia will be exercised and exchanged for shares, TeliaSonera would hold 1.2 percent of Netia's share capital. TeliaSonera has entered into agreements to completely divest its holdings in Netia.

Reveko/Esdata

        On July 1, 2003, TeliaSonera's 55 percent stake in the Estonian company Reveko Telekom AS was sold to the Elion Group. On December 12, 2003, Elion acquired TeliaSonera's 70 percent shareholding in AS Esdata.

Omnitel

        On August 26, 2003, an agreement was reached with Motorola to acquire Motorola's 35 percent shareholding in the Lithuanian mobile operator UAB Omnitel. After approval by the Lithuanian Competition Council, the deal was finally closed on December 17, 2003, whereby TeliaSonera holds 90 percent of the shares in Omnitel.

Suomen Erillisverkot

        On December 19, 2003, TeliaSonera sold its 40 percent shareholding in Suomen Erillisverkot Oy to the Finnish state.

Auria Group

        On September 17, 2003, TeliaSonera announced its intention in three consecutive steps to acquire full ownership in the Finnish fixed-line operator Auria Group. The parent company of the group is Loimaan Seudun Puhelin Oy (LSP). The first step was executed in September, increasing TeliaSonera's shareholding in LSP from 29 percent to 40 percent. On October 1, TeliaSonera increased its holding to 55 percent and launched a tender offer in cash to the other shareholders in LSP. As of December 31, TeliaSonera held 96.85 percent of the shares in LSP. A compulsory acquisition proceeding under Finnish law has been initiated to redeem the remaining LSP shares.

Metro One

        During December 2003, TeliaSonera sold most of its shares in Metro One Telecommunications, Inc., reducing TeliaSonera's shareholding from 24.2 percent to 6.6 percent. All remaining shares in Metro One were sold on January 14, 2004.

Satellite companies and venture capital investments

        In 2003 TeliaSonera divested its minority holdings in New Skies Satellites N.V. and Inmarsat Ventures plc as well as in a number of venture capital companies. The minority holding in Eutelsat S.A. was sold in February 2004.

INGROUP

        At year-end 2003, the shareholders of INGROUP Holding AB, including TeliaSonera holding a 37 percent share, signed an agreement to sell all of their shares to Manpower. After approval by relevant competition authorities, the divesture was completed on February 20, 2004.

Sonera Zed

        On January 13, 2004, Yahoo!, with reference to an existing put option, sold back its 16 percent holding in Sonera Zed Oy to TeliaSonera, whereby Sonera Zed became a wholly owned subsidiary of TeliaSonera.

Telia Finans

        On January 15, 2004, TeliaSonera signed an agreement to sell its wholly owned subsidiary, the Swedish leasing company Telia Finans AB, to De Lage Landen International B.V. After approval by the Swedish Financial Supervisory Authority (Finansinspektionen), the sale was completed on March 1, 2004.

Sturenportti

        On February 27, 2004, TeliaSonera purchased all shares in the real estate company Kiinteistö Oy Sturenportti from Sonera Pension Fund.

Major acquisitions and divestitures during 2001-2003

        In fiscal 2003, 2002 and 2001, TeliaSonera acquired and divested a number of companies and businesses from and to independent parties outside the Group. Apart from the merger with Sonera Oyj (now TeliaSonera Finland Oyj) in 2002 (see also note "Merger with Sonera Oyj"), none of those acquisitions or divestitures, individually or collectively, was of a size that would have had a material effect on the Group's pro forma net sales or net income for the year in which the transaction was executed or the year immediately preceding. The following table shows the TeliaSonera Group pro forma net sales, net income and earnings/loss per share, had the merger with Sonera taken place at January 1, 2001, including the effects of the fact that due to the merger, three entities in Latvia and Lithuania that were previously associated companies to Telia and Sonera, became controlled subsidiaries to TeliaSonera.

	January-December
SEK in millions, except per share data
	2003	2002	2001
Pro forma net sales	82,425	83,090	82,200
Pro forma net income	9,080	-34,049	1,140
Pro forma basic and diluted earnings/loss per share (SEK)	1.95	-10.90	0.38

6.     Net Sales

        Net sales are recorded at the sales value, adjusted for discounts granted and sales-related taxes. Sales principally consist of traffic charges including interconnect and roaming, subscription fees, connection fees, and service charges as well as sales of customer premises equipment.

        Revenue is recognized for the period in which the service is performed or the product is delivered. Subscription fees are recognized as revenue over the subscription period. Sales relating to pre-paid phone cards, primarily mobile, are deferred and recorded in revenue based on the actual usage of the cards.

        Customer cable TV hookup fees were recorded as cost reductions over the depreciation period for the facility in question. Other connection and installation fees received from new or existing subscribers are recognized as revenue at the time of sale to the extent of direct costs incurred. Direct costs consist primarily of technical installation work, changes in customer support systems, costs for modems, SIM cards and other equipment, distributor commissions and credit checks, and costs for supplying the customer with the printed telephone directory and a printed customer information package. To date, direct costs associated with connection fees have exceeded such revenues. Therefore, no connection revenues have been deferred.

        In the portal operations, ad swapping with another portal provider is not recognized as revenue. Service and construction contract revenues are recognized using the percentage of completion method. Assessment of the degree of completion is based on the value of contractual phases completed as a percentage of total undertakings.

        Within the international carrier operations, sales of Indefeasible Rights of Use (IRU) regarding fiber and duct are recognized as revenue over the period of the agreement (see also section "TeliaSonera as operating lessor" in note "Leasing Agreements and Contractual Obligations"). When entering into swap contracts for infrastructure and capacity with other carriers, evenly balanced swap-deals and the non-cash part of unbalanced swap-deals are not recorded as revenue or expense in the consolidated accounts, as the contracts refer to assets of similar nature and value. Therefore, they are recognized based on the carrying value of the assets exchanged, rather than at fair value. In an unbalanced swap-deal, any cash paid is recorded as an asset and any cash received is recorded as deferred revenue. These amounts are recognized in operations over the term of the related contracts on a straight-line basis. In transactions where the monetary consideration received is at least 25 percent of the fair value of the exchange, and the fair value of the assets transferred is reasonably determinable, the exchange is treated as part monetary and part non-monetary. Until both parties have fulfilled all deliveries as agreed, the value provided might differ from the value received. The value of the unfulfilled deliveries in a swap-deal is recorded as a current liability (net received) or a current receivable (net provided). The corresponding asset or deferred revenue is not amortized until delivery has occurred.

        Sales are broken down geographically by business segment in the "Profit Center Breakdown" note. Sales (including exports) were distributed among economic regions as follows.

	January-December
	2003 Amount in SEK million	%	2002 Amount in SEK million	%	2001 Amount in SEK million	%
European Union (EU)	65,472	79.4	50,828	85.5	50,826	88.8
European Economic Area (EEA)	6,352	7.7	5,798	9.7	4,670	8.2
Rest of Europe	6,941	8.4	1,422	2.4	555	1.0
North-American Free Trade Agreement (NAFTA)	657	0.8	682	1.1	636	1.1
Rest of world	3,003	3.7	753	1.3	509	0.9

Total	82,425	100.0	59,483	100.0	57,196	100.0
of which outside Sweden	40,641	49.3	16,998	28.6	12,741	22.3
of which Nordic markets outside Sweden	27,921	33.9	11,582	19.5	8,512	14.9

        Net sales are broken down by product category as follows.

	January-December
SEK in millions
	2003	2002	2001
Mobile communications	36,737	19,297	15,702
Fixed telephony	27,791	24,840	24,642
Internet	4,325	2,882	2,264
Data communications and network capacity	8,524	6,725	6,869
Service, installation and customer equipment	1,324	2,324	4,732
Cable TV	981	1,531	1,161
Financial services	382	276	301
Other	2,361	1,608	1,525

Total	82,425	59,483	57,196

        Invoiced advertising tax totaled SEK—million, SEK 0 million and SEK 1 million for the years 2003, 2002 and 2001, respectively.

        The distribution of sales change between volume effects, structural effects, exchange rate effects, and price effects was as follows.

	January-December
%
	2003	2002	2001
Sales change	38.6	4.0	5.8
of which volume growth	6.1	7.0	8.3
structural changes	37.7	-0.8	-1.0
exchange rate effects	-1.3	0.2	1.4
price reductions	-3.9	-2.2	-2.7

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

        Operating costs were distributed by function as follows.

	January-December
SEK in millions
	2003	2002	2001
Production	46,688	38,182	40,435
Other functions
Sales	12,786	9,225	8,738
Administration	7,832	8,275	7,902
Research and development	2,543	1,167	1,303

Total other functions	23,161	18,667	17,943

Total	69,849	56,849	58,378

        Each function includes depreciation, amortization, and write-downs as specified in note "Depreciation, Amortization, and Write-Downs." This is also broken down by class of asset.

        Operating costs were distributed by nature as follows.

	January-December
SEK in millions
	2003	2002	2001
Goods purchased	13,947	13,444	9,566
Network expenses	11,816	9,203	9,182
Change in inventories	250	89	74

Total	26,013	22,736	18,822
Salaries and remuneration	8,460	6,732	8,852
Employer's social security contributions	1,950	1,804	2,614
Capitalized work by employees	-2	-74	-139
Pension expenses	1,406	971	613
Other personnel expenses	587	500	1,218

Total	12,401	9,933	13,158
Rent and leasing fees	1,771	1,540	1,572
Energy expenses	434	223	205
Travel expenses	654	529	760
Consultants' services	1,739	2,075	2,579
Marketing expenses	4,475	2,364	2,024
Bad debt expense	476	814	908
Information technology	1,760	2,427	1,804
Other expenses	2,471	1,852	2,625

Total	13,780	11,824	12,477
Depreciation, amortization and write-downs	17,655	12,356	13,921

Total	69,849	56,849	58,378

        Costs for advertising totaled SEK 1,022 million, SEK 524 million and SEK 417 million for the years 2003, 2002 and 2001, respectively.

8.     Other Operating Revenues and Expenses

        Other operating revenues and other operating expenses include: gains and losses on the sale of shares or operations in companies that are not associated companies (cf. note "Income from Associated Companies"), gains or losses on the sale or retirement of intangible or tangible fixed assets, and public grants. Exchange rate differences on operating transactions are also recorded here, including value changes in derivatives for hedging operational transaction exposure and possible hedging ineffectiveness (see note "Financial Instruments and Financial Risk Management"). This item also includes restructuring costs, non-capitalizable costs in 2003 and 2002 related to the merger with Sonera and other items of a non-recurring nature.

        Other operating revenues and expenses were distributed as follows.

	January-December
SEK in millions
	2003	2002	2001
Other operating revenues
Capital gains, shares	1,868	220	776
Capital gains, divested operations	20	17	59
Capital gains, other	86	61	512
Exchange rate gains	450	521	183
Commissions etc.	13	171	152
Grants, etc.	27	3	8
Recovered accounts receivable	275	55	42
Damages received	4	47	86

Total	2,743	1,095	1,818
Other operating expenses
Capital losses, shares	-13	-40	-459
Capital losses, divested operations	-43	-22	-10
Capital losses, other	-296	-322	-103
Provisions for onerous contracts	-3	11	-49
Exchange rate losses	-294	-438	-152
Sonera merger expenses	-3	-13	—
Restructuring costs	-247	-14,321	-524
Damages paid	-92	-7	-15

Total	-991	-15,152	-1,312

Net effect on income	1,752	-14,057	506

9.     Related Party Transactions

Group companies

        Commercial terms and market prices apply for the supply of goods and services between Group companies. Intercompany sales totaled SEK 50,914 million, SEK 53,852 million and SEK 52,794 million for the years 2003, 2002 and 2001, respectively.

The Swedish State and the Finnish State

        The Swedish State currently owns 45.3 percent and the Finnish State 19.1 percent of the shares in TeliaSonera AB. The TeliaSonera Group's services and products are offered to the Swedish and the Finnish State, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish State and their agencies, nor state-owned companies represent a significant share of TeliaSonera's net sales or earnings.

        The Swedish telecommunications market is governed mainly by the Electronic Communications Act and ordinances, regulations and decisions in accordance with the Act. Operators that have a significant publicly available communications network are required to pay a fee to finance measures to prevent serious threats and disruptions to electronic communications during peacetime. To date,

TeliaSonera has been the only operator obliged to pay this fee. The required fee was SEK 50 million in 2003, SEK 50 million in 2002 and SEK 100 million in 2001. Under the new act the fee will be apportioned to more operators. In addition, TeliaSonera, like other operators, pays annual fees to Post- och Telestyrelsen (PTS; the Swedish National Post and Telecom Agency) to fund the Agency's activities under the Electronic Communications Act and the Radio and Telecommunications Terminal Equipment Act. TeliaSonera paid fees of SEK 64 million in 2003, SEK 64 million in 2002 and SEK 59 million in 2001.

        The Finnish telecommunications market is governed mainly by the Communications Market Act and the Act on the Protection of Privacy and Data Security in Telecommunications as well as by regulations, decisions and technical directions in accordance with these acts. In 2003, TeliaSonera paid EUR 2.8 million (EUR 2.5 million in 2002) for the use of radio frequencies and EUR 1.6 million (EUR 1.3 million in 2002) for the use of numbers.

Svenska UMTS-nät

        TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In 2003, TeliaSonera sold services and products worth SEK 131 million to Svenska UMTS-nät. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, TeliaSonera had, as of December 31, 2003, issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of its shares in Svenska UMTS-nät.

Lattelekom

        TeliaSonera holds a participating interest in the Latvian company Lattelekom SIA. In 2003, TeliaSonera sold services and products to Lattelekom worth SEK 114 million and purchased services and products worth SEK 73 million. Further, in 2003, the Annual General Meeting of shareholders in Lattelekom decided to annul the company's class C shares, resulting in a repaymentof SEK 350 million to TeliaSonera.

MegaFon

        TeliaSonera holds a participating interest in the Russian company OAO MegaFon. As of December 31, 2003, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 379 million.

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

        Unisource and its joint owners, including TeliaSonera, signed a three-year management agreement with Infonet Services Corp. (see below) in 1999 on the operations in AUCS. The agreement provided for the sale of a large part of AUCS's operations to Infonet. The management agreement was supplemented in December 2002 by a termination agreement, valid until the first quarter of 2004. Under the terms of various contracts, Unisource was required to provide services to Infonet. Unisource and its joint owners will also be liable for any losses in AUCS and will pay Infonet a bonus if the losses are lower than an amount specified in the contract. In total, this means that TeliaSonera's share of

Unisource's expenses as per the agreement will be at least SEK 1,348 million. TeliaSonera received compensation for these undertakings through the acquisition of shares in Infonet at a price less than market value shortly prior to Infonet's listing on the stock exchange. Based on the selling price at the time of listing, the value of the shares was SEK 2,758 million, while Telia paid SEK 110 million. The future profit on this transaction, that is, the difference between the market value of the shares after deducting the purchase price (SEK 2,648 million) and the obligations that Telia has undertaken (SEK 1,348 million, as explained above), will be recorded as share of earnings in AUCS over the term of the management agreement and other agreements.

        In 2003, 2002 and 2001 TeliaSonera sold services to AUCS worth SEK 0 million, SEK 27 million and SEK 44 million, respectively.

Infonet

        TeliaSonera owns a participating interest in the American company Infonet Services Corp. In 2003, 2002 and 2001 TeliaSonera sold services and products to Infonet worth SEK 48 million, SEK 41 million and SEK 29 million, respectively, and purchased services and products worth SEK 225 million, SEK 260 million and SEK 320 million, respectively.

Telefos

        Since June 2001, TeliaSonera owns 49 percent of the shares in the former subsidiary Telefos AB. As of December 31, 2003, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 875 million and had signed guarantees of SEK 200 million for commitments made by Telefos companies. On January 2, 2004, Telefos divested some of its operations, whereby TeliaSonera's claims and guarantees were reduced to SEK 434 million and SEK 120 million, respectively. In 2003 and 2002 and for 2001, in the period after the change in ownership, TeliaSonera sold services and products to the Telefos Group worth SEK 139 million, SEK 324 million and SEK 279 million, respectively, and bought services and products worth SEK 2,675 million, SEK 3,534 million and SEK 1,210 million. Some of the services purchased by TeliaSonera relate to construction of fixed assets.

IN

        TeliaSonera holds an indirect participating interest in INGROUP Sweden AB (IN). In 2003, 2002 and 2001 TeliaSonera sold services and products to IN worth SEK 13 million, SEK 46 million and SEK 67 million, and bought services and products worth SEK 249 million, SEK 267 million and SEK 245 million.

Overseas Telecom

        In 2003, the Annual General Meeting of shareholders in TeliaSonera's associated company Overseas Telecom AB decided to reduce the company's equity, resulting in a repayment of SEK 274 million to TeliaSonera.

Service Factory

        In 2003, 2002 and 2001, TeliaSonera bought services from the associated company Service Factory SF AB worth SEK 35 million, SEK 32 million and SEK 94 million, respectively.

Other relationships

        In addition, TeliaSonera sells and buys services and products to a limited extent to and from other associated companies. The transactions between TeliaSonera and these associated companies, as well as the transactions mentioned above, are based on commercial terms.

10.   Depreciation, Amortization and Write-Downs

        Scheduled depreciation on tangible assets and amortization on intangible assets are based on the historical acquisition value (purchase cost), with appropriate adjustment for impairment and taking into account the estimated economic life of various classes of assets. No general changes in depreciation schedules were applied in 2003, 2002 or 2001. Effective January 1, 2004, the depreciation rate for copper cables in the fixed local access network in Sweden will be changed from 12.5 percent to 5 percent annually and for switching equipment for ADSL customers from 33.3 percent to 10 percent annually. For assets acquired during the year, depreciation is calculated from the date of acquisition.

        Depreciation is mainly recorded on a straight-line basis at the following rates.

Goodwill	Individual evaluation, minimum 5%
—Sonera and NetCom goodwill	5%
Trade names	Individual evaluation, minimum 10%
Licenses for fixed and mobile telephony and related goodwill	License period, minimum 5%
Other intangible assets	7-20%
Buildings	2-10%
Land improvements	5-20%
Expenditure on improvements to property not owned by the Group Fixed networks	Remaining term of corresponding lease
—Switching systems and transmission systems	10-33%
—Transmission media (cable)	5-12.5%
—Equipment for special networks	20-33%
—Usufruct agreements of limited duration	Agreement period or time corresponding to the underlying tangible fixed asset
—Other installations	3-33%
Mobile networks
—Base stations	9.5-14.5%
—Other installations	10-33%
Cable TV networks and alarm systems	10-33%
Equipment, tools and installations	12.5-33%

        The carrying values of the Group's intangible, tangible, and financial fixed assets are reassessed, at least annually and else whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, by analyzing individual assets or classes of assets that naturally belong together. If an analysis indicates that the value recorded is too high, the asset's recoverable value is set, which is the higher of the net realizable value of the asset and its value in use. Value in use is measured as expected future discounted cash flows (DCF model). A write-down consists of the difference between carrying value and recoverable value.

        A number of significant assumptions and estimates are involved in the application of a DCF model to forecast operating cash flows, including market growth rates, revenue volumes, market prices for telecommunications services, costs to maintain and develop communications networks and working capital requirements. Forecasts of future cash flows are based on the best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management and the audit committee of the board of directors. The cash flow forecasts are adjusted by an appropriate discount rate derived from our cost of capital plus a reasonable risk premium at the date of evaluation.

        If the projections for future cash flows for any of TeliaSonera's fixed assets change as a result of changes in business model or strategy, competitive pressures, or regulatory environment, TeliaSonera may have to recognize impairment charges on the intangible, tangible and financial fixed assets.

        Substantially all goodwill recorded (see specification in note "Intangible Fixed Assets") has been recognized in connection with the merger with Sonera Oyj in 2002 and the acquisition of NetCom ASA in 2000. According to standard procedures, the carrying value of TeliaSonera Finland (formerly Sonera) was tested for impairment as of December 31, 2003. The recoverable value was found to be in excess of the carrying value. Hence, the related goodwill was not impaired.

        NetCom constitutes a cash-generating unit. Lower market valuations of mobile operators triggered testing the carrying value of NetCom for impairment on a quarterly basis, starting in 2002. The recoverable value of NetCom was measured as value in use, applying a DCF model. The discount rate (weighted average cost of capital, WACC) used in calculating the recoverable value was set at 11.4 percent in 2003 and 13.2 percent in 2002. Using what management believes are reasonable assumptions based on the best information available as of the date of the financial statements, the recoverable value of NetCom was found to be in excess of its carrying value at December 31, 2003 and 2002 and therefore the related goodwill was not impaired.

        The whole of the former business area Telia International Carrier constituted a cash-generating unit. Weak profitability in the business area and surplus capacity in the industry in 2001 led Telia to review the need for write-downs in the operations. The recoverable value, measured as the value in use as there was no market, was found to fall short of the book value by SEK 3,027 million. The amount was recognized as cost in the Production function and the Fixed networks class of assets. WACC used was 11.2 percent. In 2002, TeliaSonera completed a comprehensive review of the international carrier operations. Management decided to change the strategic focus of Telia International Carrier and significantly restructure its operations (see also note "Restructuring Costs"). Under the new strategic focus the recoverable value of assets was found to fall SEK 6,131 million below book value, which was written down (of which SEK 824 million refers to financial assets). The amount was recognized as Other operating expenses in the Fixed networks class of assets. WACC used in calculating the recoverable value was 16.2 percent.

        In 2002, the Danish fixed network operations were reviewed in order to value their assets and determine a new focus (se also note "Restructuring Costs"). As a result of the review, the recoverable value was found to be SEK 3,033 million lower than the book value. The resulting write-down was recognized as Other operating expenses in the Goodwill, Other intangible assets, Fixed assets and Other machinery and equipment classes of assets. In calculating the recoverable value, WACC used was 13.7 percent.

        Depreciation, amortization and write-downs on intangible and tangible fixed assets were distributed by function as follows.

	January-December
SEK in millions, except for percentages
	2003	2002	2001
Production	14,503	11,184	13,061
Sales	1,533	503	366
Administration	1,136	589	467
Research and development	483	80	27
Other operating expenses	52	8,488	54

Total	17,707	20,844	13,975
Proportion of net sales (%)	21.5	35.0	24.4

        Depreciation, amortization and write-downs are broken down by business segments in the notes "Profit Center Breakdown" and "Product Area Breakdown."

        Depreciation, amortization and write-downs were distributed by asset class as follows.

	January-December
SEK in millions
	2003	2002	2001
Goodwill	3,488	1,938	1,403
Other intangible assets	1,987	738	340
Buildings	335	430	136
Land improvements	8	17	6
Fixed networks	6,372	12,866	8,061
Mobile networks	3,833	2,634	1,807
Other machinery and equipment	1,684	2,221	2,222

Total	17,707	20,844	13,975

        Accelerated depreciation, to the extent allowed by local tax legislation, is recorded in the individual Group companies as appropriations and untaxed reserves (see corresponding section in note "Income Taxes").

11.   Income from Associated Companies

        Shares of earnings are calculated on the associated companies' net income. Earnings for each associated company are based on the company's most recent accounts, adjusted for any discrepancies in accounting principles, and with estimated adjustments for significant events and transactions up to TeliaSonera's close of books.

        This item also includes amortization of goodwill and other consolidation adjustments made upon the acquisition of associated companies as well as gains or losses on the divestiture of stakes in associated companies.

	January-December
SEK in millions
	2003	2002	2001
Share in net income for the year	2,096	293	-903
Amortization of goodwill	-565	-112	-465
Write-down of goodwill etc.	-1,436	-33	-1,820
Net capital gains	287	380	9,324

Net effect on income	382	528	6,136

        Income from associated companies is broken down by business segments in the notes "Profit Center Breakdown" and "Product Area Breakdown."

        Large individual stakes (including stakes held through subsidiaries) have impacted earnings as follows.

	January-December
SEK in millions
	2003	2002	2001
UAB Omnitel, Lithuania	—	13	-15
AB Lietuvos Telekomas, Lithuania	—	-115	-43
Latvijas Mobilais Telefons SIA, Latvia	—	126	118
Lattelekom SIA, Latvia	205	61	—
AS Eesti Telekom, Estonia	177	133	135
OAO MegaFon, Russia	509	51	153
Turkcell Iletisim Hizmetleri A.S., Turkey	618	115	—
Overseas Telecom AB, Sweden	141	85	53
Telefos AB, Sweden	254	-81	-80
Eniro AB, Sweden	—	-3	6,052
Scandinavia Online AB, Sweden	—	-1	-226
INGROUP Holding AB, Sweden	-123	-16	9
COOP Bank AB, Sweden	20	-126	-14
Netia S.A., Poland	—	0	-2,464
Unisource N.V./AUCS, the Netherlands	227	38	-372
Comsource UnLtd/Eircom plc, Ireland	—	151	126
SI.MOBIL, Slovenia	—	—	372
Infonet Services Corp., USA	-1,517	18	40
Metro One Telecommunications, Inc., USA	-309	67	—
Tess S/A, Brazil	—	0	2,359
Bharti Mobile Ltd., India	341	184	10
Other holdings	-161	-172	-77

Net effect on income	382	528	6,136

        Due to the merger with Sonera Oyj (now TeliaSonera Finland Oyj); Latvijas Mobilais Telefons SIA, UAB Omnitel AB and Lietuvos Telekomas are consolidated subsidiaries since December 3, 2002. The comparative year values for the then subsidiary Overseas Telecom AB refer to Overseas' holdings in certain associated companies. See also note "Financial Fixed Assets" and note "Specification of Shareholdings and Participations."

        Turkcell's financials are included in TeliaSonera's reporting with a one-quarter lag. In 2003, the merger with Sonera was legally completed and consequently the purchase price allocation was finalized, including reallocation of part of the Turkcell goodwill (see note "Merger with Sonera Oyj").

        As of September 30, 2001, TeliaSonera wrote down all remaining goodwill in Netia S.A., amounting to SEK 1,820 million, and discontinued recognition of its share of losses in Netia. For the year and the 15-month period ended December 31, 2002, the unrecognized share of losses in Netia was SEK 1,459 million and SEK 2,182 million, respectively. As of January 30, 2003, Netia is no longer an associated company. For the one-month period then ended the unrecognized share of losses in Netia was SEK 27 million.

        In the second quarter of 2003 management concluded that TeliaSonera's ownership interest in Infonet Services Corp. is not strategic and it is now defined as an asset possible to divest in light of market conditions or otherwise in an effort to maximize TeliaSonera's return on the investment. Simultaneous with this decision, Infonet announced its full year earnings and indicated lower margins and the recording of certain impairment charges. As a result of the management decision and Infonet's reported operating performance, the carrying value was written down by SEK 1,028 million.

12.   Reconciliation of EBITDA Excluding Items Not Reflecting Underlying Business Operations Items to Operating Income

        TeliaSonera's management uses "EBITDA excluding items not reflecting underlying business operations" as one of the principal measures for monitoring profitability in segment reporting. Management believes that, besides operating income, EBITDA excluding items not reflecting underlying business operations is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, EBITDA excluding items not reflecting underlying business operations is presented to enhance the understanding of TeliaSonera's historical operating performance.

        EBITDA equals operating income before depreciation, amortization and write-downs and excluding income from associated companies. Items not reflecting underlying business operations include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs, and non-capitalized expenses in conjunction with the merger with Sonera in 2002. Effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar items that represent more than SEK 100 million on an individual basis, are considered to be reported as not reflecting underlying business operations. Earlier periods have not been restated. When calculating EBITDA excluding items not reflecting underlying business operations, management does not exclude items that are part of the underlying business operations, even though such items may not recur in the near future.

        EBITDA excluding items not reflecting underlying business operations, however, should not be considered as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding items not reflecting underlying business operations is not a measure of consolidated financial performance under IFRS/IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA excluding items not reflecting underlying business operations is not meant to be predictive of potential future results.

        For illustrative purposes, the following table sets forth the relationship between operating income, EBITDA and EBITDA excluding items not reflecting underlying business operations.

	January-December
SEK in millions
	2003	2002	2001
EBITDA excluding items not reflecting underlying business operations	30,700	15,692	12,915
Items not reflecting underlying business operations	1,335	-6,271	384

EBITDA	32,035	9,421	13,299
Depreciation, amortization and write-downs (Note 10)	-17,707	-20,844	-13,975
Income from associated companies (Note 11)	382	528	6,136

Operating income	14,710	-10,895	5,460

        The following table sets forth items not reflecting underlying business operations.

	January-December
SEK in millions
	2003	2002	2001
Restructuring charges (excluding depreciation, amortization and write-downs on intangible and tangible assets but including reversals of provisions and foreign exchange rate effects)	88	-5,924	-478
Implementation costs to gain synergies and integrate Telia and Sonera	-456	—	—
Transaction expenses related to the merger with Sonera	—	-13	—
Certain pension-related items	—	-248	88
Net capital gains/losses (excluding associated companies)	1,703	-86	774

Total	1,335	-6,271	384

        EBITDA excluding items not reflecting underlying business operations, items not reflecting underlying business operations, EBITDA and operating income are broken down by business segments in note "Profit Center Breakdown."

13.   Financial Revenues and Expenses

        Financial items are expensed as incurred, with the exception of interest during installation periods, which is capitalized (see also note "Intangible Fixed Assets" and note "Tangible Fixed Assets").

        Revenues and costs relating to guarantee commissions are included in Other interest income and Interest expense. Interest expenses include loan-related bank fees and fees to rating institutions and market makers. The interest component of the change in fair value of derivatives is included in Other interest income (gain) and Interest expense (loss). The corresponding exchange rate components are recorded in Exchange rate gains and Exchange rate losses, respectively. This item also includes any hedging ineffectiveness. See also note "Financial Instruments and Financial Risk Management."

	January-December
SEK in millions
	2003	2002	2001
Earnings from financial investments
Dividends	3	5	1
Capital gains/losses	685	-1	4
Write-downs	-695	-185	-147

Total	-7	-181	-142
Other financial revenues
Interest on financial leases	611	662	600
Other interest income	608	474	964
Exchange rate gains	544	138	129

Total	1,763	1,274	1,693
Other financial expenses
Interest expenses	-2,065	-1,697	-2,168
Capitalized interest	43	19	81
Exchange rate losses	-545	-136	-116

Total	-2,567	-1,814	-2,203

Net effect on income	-811	-721	-652

14.   Income Taxes

Tax expense

        The income statement item Income Taxes shows current and deferred corporate income tax for Swedish and non-Swedish Group units. TeliaSonera Group companies are liable for taxation under current legislation in the countries where they are domiciled. The corporate income tax rate in Sweden was 28 percent in 2003, 2002 and 2001, and is applied to the nominal income recorded, plus non-deductible items and less non-taxable revenues and other deductions, mainly tax-free dividends from subsidiaries.

        The liability method is used to report income taxes. According to this method, deferred tax liabilities and assets are recorded for all temporary differences between book values and tax-effective values of assets and liabilities and for other tax-effective deductions or losses. Deferred tax liabilities and assets are calculated based on the tax rate expected when the temporary difference will be reversed. The effects of changes in applicable tax rates are charged to income in the period when the change is substantively enacted. Deferred tax assets are reduced by means of a valuation allowance to the extent that the ability of realizing the underlying tax asset within the foreseeable future is not likely. To the extent the likely recovery of a deferred tax asset changes, the effect is brought to income for the relevant period.

        Deferred tax liabilities on undistributed earnings in foreign subsidiaries are not recorded if such retained earnings are regarded as permanently invested in the countries in question. Deferred tax liabilities for undistributed earnings in Swedish companies and in foreign associated companies are not recorded because such retained earnings can be withdrawn as non-taxable dividends. However, some foreign jurisdictions impose withholding tax on dividends. In such cases, a deferred tax liability calculated based on the respective withholding tax rate is recorded.

        Significant management judgment is required in determining current tax liabilities and assets as well as provisions for deferred tax liabilities and assets, in particular valuation of deferred tax assets. As part of this process, income taxes have to be estimated in each of the jurisdictions in which TeliaSonera operates. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in the financial statements and tax returns. Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income. Actual results may differ from these estimates, among others due to future changes in business environment, currently unknown changes in income tax legislation or results from the final review of tax returns by tax authorities or by courts of law.

        Pre-tax income was distributed as follows.

	January-December
SEK in millions
	2003	2002	2001
Sweden, Group companies (including foreign branch offices)	9,878	-3,405	-1,700
Sweden, associated companies	103	-307	-423

Total Sweden	9,981	-3,712	-2,123
Finland, Group companies	-14	36	68
Finland, associated companies	22	3	—
Rest of world, Group companies	3,939	-8,396	9,628
Rest of world, associated companies	-29	453	-2,765

Total outside Sweden	3,918	-7,904	6,931

Total	13,899	-11,616	4,808

        Recorded tax expense was distributed as follows.

	January-December
SEK in millions
	2003	2002	2001
Current tax
Sweden	1,994	156	644
Finland	7	-256	11
Rest of world	760	694	290

Total	2,761	594	945
Deferred tax
Sweden	513	-2,284	-28
Finland	16	-602	12
Rest of world	560	-1,327	1,988

Total	1,089	-4,213	1,972

Total	3,850	-3,619	2,917

        Current tax expense for each fiscal year attributable to the previous years' earnings and tax booked directly to equity were as follows.

	January-December
SEK in millions
	2003	2002	2001
Tax attributable to previous year	-305	-1	43
Tax booked directly to equity	7	-16	-186

        The difference between the nominal rate of Swedish taxation and the effective tax rate comprises the following components.

	January-December
%
	2003	2002	2001
Swedish income tax rate	28.0	28.0	28.0
Differences in tax rates on foreign operations	-0.7	2.9	4.1
Adjustment of taxes for previous periods	-4.6	3.8	2.5
Adjustment for new tax legislation	—	—	10.1
Losses for which deferred tax assets were not recognized	4.1	-2.6	70.3
Profits for which deferred tax liabilities were not recognized	-2.0	0.2	-5.9
Non-deductible expenses	8.2	-5.2	9.5
Non-taxable revenues	-5.3	4.1	-57.9

Tax rate as per the income statement	27.7	31.2	60.7
Tax booked directly to equity	0.1	-0.1	-3.9

Effective tax rate	27.8	31.1	56.8
Tax rate, current tax	19.9	5.1	19.7

        In 2003, the Finnish government announced its intention to propose Parliament to reduce the Finnish corporate income tax rate from 29 percent to 26 percent. As of December 31, 2003, the tax rate change was not substantively enacted. The deferred tax expense for 2003 would have increased by approximately SEK 1,018 million and the effective tax rate by approximately 7.3 percent, had the change of nominal tax rate been substantively enacted as of the said date.

        In 2001, Swedish tax legislation changed so that capital losses on business-related shares and participations after December 7, 2001 may only be offset against capital gains on shares and participations. Deferred tax assets attributable to holdings in which latent capital losses were deemed to exist were consequently valued only to the extent that the loss was estimated to be offset by capital gains on shares. The remainder of deferred tax assets was expensed, increasing the tax expense for 2001.

        The accumulated tax loss carry-forwards were distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Sweden	871	916	233
Finland	31,178	42,005	8
Rest of world	5,725	6,397	3,957

Total	37,774	49,318	4,198

        Swedish tax loss carry-forwards have no expiration date, while Finnish tax loss carry-forwards expire after 10 years. Total loss carry-forwards as of December 31, 2003 expire in the following years.

Expiry	SEK in millions
2004	160
2005	117
2006	439
2007	124
2008	—
2009-2023	31,178
Unlimited	5,756

Total	37,774

        Deferred tax liabilities and assets were distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Deferred tax liability
Shares and participations	447	2,645	301
Other long-term assets	5,926	7,255	6,258
Provisions	1,994	488	—
Current receivables and liabilities	2	17	98
Off-balance-sheet items	168	268	283

Total deferred tax liability	8,537	10,673	6,940
Deferred tax asset
Shares and participations	131	23	76
Other long-term assets	5,258	2,058	1,322
Provisions and other long-term liabilities	1,282	1,172	973
Current receivables and liabilities	32	157	19
Tax loss carry-forwards	10,561	14,236	1,343

Subtotal	17,264	17,646	3,733
Valuation allowance	-2,304	-1,715	-2,243

Total deferred tax asset	14,960	15,931	1,490

Net deferred tax asset (-)/liability (+)	-6,423	-5,258	5,450
Net change in valuation allowance (increase +/decrease -)	589	-528	1,624

        The deferred tax liability with respect to other long-term assets chiefly refers to untaxed reserves (see below). Unrecorded deferred tax liabilities for undistributed earnings in subsidiaries totaled SEK 436 million in 2003, SEK 350 million in 2002, and SEK 515 million in 2001. The deferred tax asset originating from tax loss carry-forwards mainly refers to extensive write-downs of investments in foreign associated companies and other minority holdings in 2002. By means of an intra-group asset transfer in 2003, a portion of the losses was utilized and a corresponding deferred tax asset with respect to other long-term assets was established.

        The valuation allowance was distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Other long-term assets	1,183	767	934
Provisions	402	—	—
Tax loss carry-forwards	719	948	1,309

Total valuation allowance	2,304	1,715	2,243

Appropriations and untaxed reserves

        Tax legislation in Sweden, Finland and certain other countries allows companies to postpone tax payments by making allocations to untaxed reserves in the balance sheet via the Appropriations line item in the income statement. Of particular interest to TeliaSonera, with its extensive capital expenditure in infrastructure, are Swedish and Finnish tax regulations that make it possible to depreciate assets at an accelerated rate (see also note "Depreciation, Amortization, and Write-Downs"). However, appropriations and untaxed reserves are not recorded in the consolidated financial statements.

        In the consolidated accounts, untaxed reserves after eliminations have been divided into a deferred tax liability and a restricted reserve in shareholders' equity. If recorded as income and taxed, the latter would be transferred to non-restricted reserves (see note "Shareholders' Equity, Earnings per Share").

        Overall, the individual Group companies recorded the following untaxed reserves.

	December 31,
SEK in millions
	2003	2002	2001
Profit equalization reserve	3,114	1,503	2,811
Accumulated excess depreciation	14,136	14,217	18,870
Contingency reserve	353	160	135

Total	17,603	15,880	21,816

        Excess depreciation, applicable to intangible assets, buildings and plant and machinery, changed as follows.

	December 31,
	2003			2002			2001
SEK in millions	Intangible assets	Buildings	Plant and machinery	Intangible assets	Buildings	Plant and machinery	Intangible assets	Buildings	Plant and machinery
Opening balance	582	55	13,580	662	—	18,208	197	12	18,257
Operations acquired/divested	183	55	537	227	131	1,533	—	—	-101
Provisions	12	0	597	219	—	55	465	—	1,466
Reversals	-8	-98	-1,359	-526	-76	-6,216	—	-12	-1,414

Closing balance	769	12	13,355	582	55	13,580	662	—	18,208

15.   Intangible Fixed Assets

        Intangible assets are recorded in the balance sheet at acquisition value less accumulated scheduled amortization, and write-downs. For assets acquired during the year, amortization is calculated from the date of acquisition. The rates and other parameters applied are specified in note "Depreciation, Amortization, and Write-Downs."

        Direct external and internal charges for the development of software for in-house administrative use are capitalized, provided that probable future economic benefits exceed accrued expenses. Activities in projects at the feasibility study stage as well as maintenance and training activities are expensed as incurred.

	December 31,
	2003		2002		2001
SEK in millions
	Goodwill	Other	Goodwill	Other	Goodwill	Other
Acquisition value, opening balance	64,058	12,758	26,790	2,895	24,838	1,740
Purchases	1,903	1,292	30,929	5,119	448	1,316
Operations acquired	—	57	—	3,496	—	—
Sales/discards	—	-259	-5	-101	—	-27
Operations divested	—	-65	—	—	-643	-142
Reclassifications	-679	677	3,874	1,271	-1	-50
Exchange rate differences	-4,047	-336	2,470	78	2,148	58

Accumulated acquisition value, closing balance	61,235	14,124	64,058	12,758	26,790	2,895
Amortization, opening balance	-5,078	-2,641	-2,075	-763	-902	-477
Purchases	-1	—	—	—	—	0
Operations acquired	—	-27	—	-1,337	—	—
Sales/discards	—	128	1	39	—	26
Operations divested	—	60	—	—	247	56
Reclassifications	221	-245	-1,256	-38	-1	-18
Amortization for the year	-3,450	-1,686	-1,572	-535	-1,375	-338
Exchange rate differences	352	90	-176	-7	-44	-12

Accumulated amortization, closing balance	-7,956	-4,321	-5,078	-2,641	-2,075	-763
Write-downs, opening balance	-396	-595	-29	-2	-1	—
Operations acquired	—	—	—	-390	—	—
Operations divested	—	—	—	—	—	—
Write-downs for the year	-38	-301	-366	-203	-28	-2
Exchange rate differences	77	-9	-1	0	0	—

Accumulated write-downs, closing balance	-357	-905	-396	-595	-29	-2
Advances	—	0	—	—	—	—

Total book value, closing balance	52,922	8,898	58,584	9,522	24,686	2,130

        The acquisition value includes accumulated interest of SEK 22 million for 2003, SEK 22 million for 2002, and SEK 22 million for 2001. Capitalized software for in-house administrative use amounted to SEK 110 million, SEK 192 million in 2002, and SEK 182 million in 2001. In the three years, amortization was SEK 140 million, SEK 101 million, and SEK 45 million, respectively.

        The total book value was distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Goodwill, TeliaSonera Finland	28,217	30,068	—
Goodwill, NetCom	19,857	24,456	23,998
Goodwill, other	4,848	4,060	688
Administrative software systems	680	386	476
Trade names, licenses, contractual agreements, patents, etc.	6,853	8,666	1,594
Leases, etc.	908	85	11
Work in progress, advances	457	385	49

Total book value	61,820	68,106	26,816

        In connection with the completion of the merger with Sonera Oyj (now TeliaSonera Finland Oyj), goodwill has been finally allocated to units concerned.

        Given the current ownership structure and the same exchange rates as in 2003, and that no events will occur that would trigger goodwill impairment charges, TeliaSonera expects the following amortization of goodwill and other intangible assets during the next five-year period.

SEK in millions	2004	2005	2006	2007	2008
Expected future amortization of goodwill	3,388	3,388	3,388	3,355	3,355
Expected future amortization of other intangible fixed assets	1,623	1,323	1,323	1,123	777

Total	5,011	4,711	4,711	4,478	4,132

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

        For assets acquired during the year, depreciation is calculated from the date of acquisition. The rates and other parameters applied are specified in note "Depreciation, Amortization, and Write-Downs."

        New installations under construction are valued at the expense already incurred, including interest during the installation period. For buildings, interest paid on construction loans is capitalized. Otherwise capitalized interest is calculated based on the Group's estimated average cost of borrowing (5.0 percent for 2003, 5.75 percent for 2002 and 5.5 percent for 2001).

        To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognized as income. The change in depreciation charge is recognized prospectively.

Buildings and land

        TeliaSonera's real estate holdings include some 4,000 properties, mainly in Sweden and Finland. The substantial majority is used solely for technical facilities, like network installations, computer installations, research centers and service outlets.

	December 31,
SEK in millions
	2003	2002	2001
Acquisition value, opening balance	5,859	2,406	2,193
Purchases	157	237	269
Operations acquired	51	3,099	—
Sales/discards	-102	-23	-651
Operations divested	-1	—	-39
Reclassifications	221	177	613
Exchange rate differences	-142	-37	21

Accumulated acquisition value, closing balance	6,043	5,859	2,406
Depreciation, opening balance	-1,756	-763	-786
Operations acquired	-28	-795	—
Sales/discards	44	3	141
Operations divested	—	—	17
Reclassifications	1	-41	-4
Depreciation for the year	-308	-163	-130
Exchange rate differences	23	3	-1

Accumulated depreciation, closing balance	-2,024	-1,756	-763
Write-downs, opening balance	-298	-13	0
Sales/discards	7	—	—
Reclassifications	-32	—	—
Write-downs for the year	-35	-284	-13
Exchange rate differences	4	-1	0

Accumulated write-downs, closing balance	-354	-298	-13
Advances	5	—	—

Total book value, closing balance	3,670	3,805	1,630

        No interest is included in the acquisition value for the years 2003, 2002 or 2001.

        The Group's Swedish real estate holdings have been assessed for taxes at the following values.

	December 31,
SEK in millions
	2003	2002	2001
Buildings	199	206	178
Land and land improvements	58	33	54

Tax-assessed value	257	239	232

        At the 2003 property assessment for taxation purposes, a number of additional properties were assessed for the first time, while others had their assessments increased. The number of real estate properties valued for tax purposes is limited as many of them are classified as non-taxable communication buildings.

Plant and machinery

	December 31,
SEK in millions
	2003	2002	2001
Acquisition value, opening balance	138,065	93,985	82,605
Purchases	7,545	8,206	14,398
Operations acquired	664	36,136	1,507
Dismantling/restoration	106	—	—
Sales/discards	-2,305	-1,384	-1,910
Operations divested	-4,113	—	-1,190
Reclassifications	-2,294	1,275	-2,332
Inflation adjustments	-6	—	—
Exchange rate differences	-2,478	-153	907

Accumulated acquisition value, closing balance	135,184	138,065	93,985
Depreciation, opening balance	-77,975	-49,393	-43,929
Operations acquired	-584	-20,954	-257
Sales/discards	1,894	1,207	1,649
Operations divested	3,039	—	544
Reclassifications	1,292	-481	48
Inflation adjustments	-1	—	—
Depreciation for the year	-10,120	-8,347	-7,249
Exchange rate differences	960	-7	-199

Accumulated depreciation, closing balance	-81,495	-77,975	-49,393
Write-downs, opening balance	-10,929	-3,364	-135
Sales/discards	156	182	21
Reclassifications	382	—	—
Write-downs for the year	-289	-7,807	-3,250
Exchange rate differences	233	60	—

Accumulated write-downs, closing balance	-10,447	-10,929	-3,364
Fixed-asset contributions from cable TV customers, net	—	-74	-72
Advances	45	1	3

Total book value, closing balance	43,287	49,088	41,159

        The acquisition value includes accumulated interest of SEK 617 million, SEK 574 million and SEK 555 million for the years 2003, 2002 and 2001, respectively. In 2002 and 2001, the carrying value of the previous business area Telia International Carrier was written down and, in 2002, assets in the Danish fixed-line operations were impaired (see also note "Restructuring Costs").

Equipment, tools and installations

	December 31,
SEK in millions
	2003	2002	2001
Acquisition value, opening balance	10,092	7,634	6,682
Purchases	744	801	1,742
Operations acquired	722	4,936	43
Sales/discards	-661	-980	-656
Operations divested	-664	-8	-1,391
Reclassifications	-3,245	-2,349	1,071
Exchange rate differences	-258	58	143

Accumulated acquisition value, closing balance	6,730	10,092	7,634
Depreciation, opening balance	-6,349	-2,943	-2,744
Operations acquired	-783	-3,385	-2
Sales/discards	611	755	531
Operations divested	319	5	801
Reclassifications	3,235	549	-16
Depreciation for the year	-1,444	-1,287	-1,446
Exchange rate differences	162	-43	-67

Accumulated depreciation, closing balance	-4,249	-6,349	-2,943
Write-downs, opening balance	-464	-166	-1
Operations acquired	213	—	—
Sales/discards	—	-1	—
Reclassifications	-15	—	—
Write-downs for the year	-8	-297	-165
Exchange rate differences	-3	0	0

Accumulated write-downs, closing balance	-277	-464	-166

Total book value, closing balance	2,204	3,279	4,525

        No interest is included in the acquisition value for the years 2003, 2002 or 2001.

Distribution by class of asset

        The total book value was distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Buildings and land
Expenditure on improvements to property not owned by the Group	123	21	164
Buildings	3,152	3,398	1,309
Land and land improvements	395	386	157

Total	3,670	3,805	1,630
Plant and machinery
Fixed networks—switching systems and peripheral equipment	9,480	10,107	5,970
Fixed networks—transmission systems	13,837	11,907	12,200
Fixed networks—transmission media and other types of media	9,720	8,831	9,728
Mobile networks	7,271	13,456	7,288
Cable TV networks	550	1,307	1,329
Alarm systems	16	11	20
New installations under construction, advances	2,413	3,469	4,624

Total	43,287	49,088	41,159
Equipment, tools and installations
Financial leasing, vehicles	271	297	308
Other equipment, tools and installations	1,933	2,982	4,217

Total	2,204	3,279	4,525

Total	49,161	56,172	47,314

        New installations under construction under Plant and machinery are chiefly installations for fixed and mobile networks. Assets owned by Group companies and leased to other Group companies are included in Plant and machinery and Other equipment, tools and installations as appropriate.

17.   Financial Fixed Assets

General

        The principles for the consolidation of subsidiaries and associated companies are described in note "Consolidated Financial Statements." Negative equity participations in associated companies are recognized only for companies for which the Group has contractual obligations to contribute additional capital. This is then recorded as Other provisions.

        Other holdings of securities are valued at fair value if listed (application of IAS 39 effective 2001), otherwise at acquisition cost unless an assessment of the market value indicates that a write-down is necessary (see note "Depreciation, Amortization, and Write-downs").

Equity participations in associated companies

	December 31,
SEK in millions
	2003	2002	2001
Book value, opening balance	23,027	9,927	13,298
Acquisitions	748	8,373	1,845
Operations acquired	—	10,830	—
Equity participation in former subsidiaries	—	—	295
Transactions with non-related parties	—	-57	—
New shares issues and shareholder contributions	10	776	414
Share in earnings	2,096	293	-903
Amortization and write-down of goodwill etc.	-2,001	-145	-2,285
Divestitures	-15	-1,133	-4,758
Dividends received	-697	-348	-307
Reclassifications	-3,060	-5,085	1,157
Inflation adjustments	2,457	—	—
Exchange rate differences	-2,164	-404	1,171

Book value, closing balance	20,401	23,027	9,927

        The book value was distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Goodwill and similar assets on consolidation	8,934	9,157	3,352
Participation in equity	11,467	13,870	6,575

Total	20,401	23,027	9,927

        Book value is broken down by business segments in the notes "Profit Center Breakdown" and "Product Area Breakdown."

        The following shows the associated companies' aggregate balance sheets and income statements in summary.

	December 31,
SEK in millions
	2003	2002	2001
Fixed assets	45,298	40,308	35,816
Current assets	24,662	33,203	17,374
Provisions and long-term liabilities	12,888	23,764	16,696
Current liabilities	19,055	12,320	4,886
Net sales	43,590	35,115	46,168
Gross income	8,418	7,390	17,450
Net income	4,711	1,076	1,032

Other holdings of securities

	December 31,
SEK in millions
	2003	2002	2001
Book value, opening balance	1,164	426	635
Changes in accounting principles	—	—	-223
Book value, adjusted opening balance	1,164	426	412
Acquisitions	102	128	68
Operations acquired	—	769	—
Divestitures	-326	-19	-18
Write-ups	—	—	72
Write-downs	-460	-201	-29
Reclassifications	85	49	-32
Share of earnings in partnerships	-2	-3	-47
Exchange rate differences	-5	15	—

Book value, closing balance	558	1,164	426

Other long-term financial assets

	December 31,
SEK in millions
	2003	2002	2001
Book value, opening balance	24,343	10,431	8,402
Changes in accounting principles	—	—	484
Book value, adjusted opening balance	24,343	10,431	8,886
Purchases	1,124	6,303	3,159
Operations acquired	—	11,938	—
Sales/discards	-3,187	-3,398	-3,733
Operations divested	—	—	-586
Write-downs	-550	-847	-6
Reclassifications	-335	—	2,514
Exchange rate differences	-293	-84	197

Book value, closing balance	21,102	24,343	10,431

        Changes in accounting principles in 2001 refer to the application of IAS 39 and gross recording of derivatives in the balance sheet (see also note "Financial Instruments and Financial Risk Management").

Distribution by class of asset

        The total book value was distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Associated companies
Equity participations in associated companies	20,401	23,027	9,927
Interest-bearing receivables	809	1,127	1,154
Non-interest-bearing receivables	2	242	17

Total	21,212	24,396	11,098
Other holdings of securities
Shares and participations	357	1,050	426
Other securities	201	114	—

Total	558	1,164	426
Deferred tax asset	14,960	15,931	1,490
Other long-term receivables
Interest-bearing
Financial leasing agreements	3,298	4,229	3,901
Service-financing agreements	503	462	438
Loans to employees	14	136	229
Interest rate swaps	—	506	27
Foreign currency interest rate swaps	306	514	1,167
Other	624	281	168
Non-interest-bearing
Operating lease agreements	344	676	1,495
Other	242	239	345

Total	5,331	7,043	7,770

Total	42,061	48,534	20,784

        The deferred tax asset is discussed in note "Income taxes" and leasing agreements in note "Leasing Agreements and Contractual Obligations." The valuation of financial fixed assets is discussed in note "Financial Instruments and Risk Management." Shareholdings and participations in associated companies as well as other holdings of securities are specified in note "Specification of Shareholdings and Participations."

18.   Inventories, etc.

        Inventory and stock in trade are valued at acquisition value, based on FIFO (first in/first out), or net selling price, whichever is lower. Write-downs for obsolescence are made separately for each individual stockholding. Obsolescence is assessed with reference to the age and rate of turnover of the articles. The entire difference between the opening and closing balances of the reserve for obsolescence is charged to operating income for the year.

        Construction contracts are valued at expense incurred, applying the lower of original cost and replacement value. Interest paid during installation is not capitalized. Construction contracts refer chiefly to short-term (one to three months) installation works on the customer's site. Installation work is recognized as revenue when all or nearly all undertakings have been completed.

        After deductions for obsolescence amounting to SEK 7 million, SEK 10 million and SEK 35 million for the years 2003, 2002 and 2001, respectively, the total book value is distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Raw materials and essential inputs	244	197	105
Products at work	7	7	—
Finished goods and goods for resale	206	303	463
Expense incurred, construction contracts	24	37	61
Advances to suppliers	20	36	7

Total	501	580	636

        Finished goods include purchased supplies that are mainly intended for use in constructing TeliaSonera's own installations and for repair and maintenance. Supplies valued at SEK 6 million, SEK 26 million and SEK 9 million for the years 2003, 2002 and 2001, respectively, were stored at a central location. The remainder was held at local warehouses and worksites.

19.   Receivables

        Allowance for doubtful receivables on mass invoicing is calculated primarily using a standardized method based on actual losses from previous years and taking into account current collection trends. Should economic or specific industry trends worsen compared to the estimates, the allowance may have to be increased, negatively impacting earnings.

        Net receivables from clients for service and construction contracts are recorded as accruals and deferrals. Revenue is recognized progressively. Assessment of the degree of completion is based on the value of phases completed as a percentage of total undertakings.

	December 31,
SEK in millions
	2003	2002	2001
Accounts receivable
Invoiced receivables	12,677	12,376	12,616
Reserve for doubtful receivables	-904	-861	-1,078

Total	11,773	11,515	11,538
Other current receivables
Interest-bearing
Receivable from associated companies	226	601	857
Financial leasing agreements	3,157	3,352	3,046
Foreign currency interest rate swaps	47	543	20
Receivable from others	340	350	268
Non-interest-bearing
Receivable from associated companies	628	399	225
Value-added tax	296	277	692
Other tax assets	244	369	417
International settlements	237	377	32
Currency swaps, forward exchange contracts	84	157	355
Receivable from others	1,521	1,394	1,432

Total	6,780	7,819	7,344
Accrued revenues and prepaid expenses
Metered call charges	2,549	1,201	889
Interconnect and roaming charges	1,070	810	703
Other traffic charges	122	3,085	1,129
Construction and service contracts	31	—	32
Prepaid rent and leasing fees	397	258	201
Other accrued or prepaid items	1,448	1,919	1,685

Total	5,617	7,273	4,639

Total	24,170	26,607	23,521

        Written-down accounts receivable (bad debt expense) and recovered accounts receivable for the years 2003, 2002 and 2001 are recorded in note "Operating Costs" and note "Other Operating Revenues and Expenses." For information on leases, see note "Leasing Agreements and Contractual Obligations."

20.   Short-term Investments

        Short-term investments consist primarily of surplus funds invested in the overnight market and are valued at the acquisition value plus accrued interest income (amortized cost). Investments with maturities over three months are valued at fair value.

	December 31,
SEK in millions
	2003	2002	2001
Investments with maturities over three months	278	1,192	197
Investments with maturities up to and including three months	8,380	2,634	7,405

Total	8,658	3,826	7,602

        See also note "Financial Instruments and Financial Risk Management" and note "Cash Flow Information."

21.   Shareholders' Equity, Earnings per Share

Restricted and non-restricted equity

        According to Swedish law, shareholders' equity is divided into funds available for distribution (non-restricted) and not available for distribution (restricted). In a group the shareholders can receive as distribution only the non-restricted funds in the parent company or the group, whichever is lower.

        Restricted equity is made up of the share capital and share premium reserve/legal reserve. The Group's non-restricted equity in the consolidated accounts includes only that part of a subsidiary's non-restricted equity that can be assigned to the parent company without having to write down the value of the shares in the subsidiary.

        The Group balance sheet also shows the equity component of untaxed reserves as restricted equity. Earnings in associated companies that have not been distributed are recorded in the Group's equity as an equity reserve in restricted reserves. The equity effect of recording financial instruments at fair value (application of IAS 39 effective 2001) is attributed to a fair value reserve in restricted reserves.

Share capital

        According to the by-laws of TeliaSonera AB the authorized share capital shall amount to no less than SEK 8,000,000,000 and no more than SEK 32,000,000,000. All issued shares have been paid in full and carry equal rights to vote and participate in the assets of the company. No shares are held by the company itself or by its subsidiaries.

        During the last four years, the share capital changed as follows.

	Number of shares	Par value, sek/share	Share capital, sek
Share capital, December 31, 1999	8,800,000	1,000.00	8,800,000,000
Bonus issue, May 20, 2000	—	1,036.80	323,840,000
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000,000
Share capital, December 31, 2000	3,001,200,000	3.20	9,603,840,000
Share capital, December 31, 2001	3,001,200,000	3.20	9,603,840,000
New share issue, December 3, 2002	1,604,556,725	3.20	5,134,581,520
Share capital, December 31, 2002	4,605,756,725	3.20	14,738,421,520
New share issue, February 10, 2003	69,475,344	3.20	222,321,101
Share capital, December 31, 2003	4,675,232,069	3.20	14,960,742,621

        Dividend payments are proposed by the Board of Directors in accordance with the regulations of the Swedish Companies Act and decided by the General Meeting of shareholders. The proposed but not yet decided dividend for 2003 totals SEK 4,675 million (SEK 1.00 per share). This amount has not been recorded as a liability.

Exchange rate differences

	December 31,
SEK in millions
	2003	2002	2001
Translation of foreign operations	-7,783	1,686	4,203
Forward contracts used as equity hedge	—	11	-671
Operations divested	-318	33	85
Tax effect arising from the translation of foreign associated companies	—	—	-20
Other tax effect	—	-3	188

Total	-8,101	1,727	3,785

        The cumulative exchange rate differences in restricted equity were distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Equity method reserve	-1,711	177	397
Other restricted reserves	-137	6,241	4,329

Total	-1,848	6,418	4,726

Inflation adjustments

	December 31,
SEK in millions
	2003	2002	2001
Translation of operations in hyperinflationary economies	2,427	—	—
Tax effect arising from the translation of associated companies in hyperinflationary economies	—	—	—

Total	2,427	—	—

Fair value reserve

	December 31,
	2003		2002		2001
SEK in millions
	Securities	Derivatives	Securities	Derivatives	Securities	Derivatives
Book value, opening balance	-11	-56	-19	-68	—	—
Changes in accounting principles	—	—	—	—	-224	-253
Tax effect	—	—	—	—	62	71
Book value, adjusted opening balance	-11	-56	-19	-68	-162	-182
Provisions	—	-57	-3	—	-11	-33
Reversals	—	42	16	17	210	191
Tax effect	—	4	-5	-5	-56	-44

Book value, closing balance	-11	-67	-11	-56	-19	-68

        No part of the reversed amount referred to reversals that necessitate adjusting the acquisition value. See also the introduction to note "Financial Instruments and Financial Risk Management."

Earnings per share

	January-December
	2003	2002	2001
Net income (SEK million)	9,080	-8,067	1,869
Average number of shares (thousands)	4,667,618	3,124,289	3,001,200
—after dilution (thousands)	4,668,426	3,125,314	3,001,200
Earnings/Loss per share (SEK)
—Basic	1.95	-2.58	0.62
—Diluted	1.95	-2.58	0.62
Dividend per share (SEK) (for 2003 as proposed by the Board)	1.00	0.40	0.20
Dividend (SEK million) (for 2003 as proposed by the Board)	4,675	1,870	600

        In 2002 and 2001, General Meetings of shareholders decided to implement a number of stock option schemes (see section "Stock-Based Compensation" in note "Human Resources"). With the terms and conditions that apply to the employee stock option schemes, they had a very limited dilution effect upon computation of earnings per share for 2003 and 2002, and no dilution effect for 2001.

22.   Provisions for Pensions and Employment Contracts

General

        Almost all employees in Sweden, Finland and Norway are covered by defined benefit pension plans, which means that the individual is guaranteed a pension equal to a certain percentage of his or her salary. The pension plans mainly include old-age pension, disability pension and family pension. The pension obligations are secured mostly by pension funds, but also by provisions in the balance sheet and by insurance premiums. In Finland, a part of the pension is funded in advance and the remaining part financed as a pay-as-you-go pension. The Group's employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to the latter are normally set at a certain percentage of the employee's salary.

        Pension obligations that TeliaSonera AB assumed when it was converted into a limited liability company on July 1, 1993 and the remaining pension obligations of the parent company as well as obligations of a number of Swedish subsidiaries are secured by Telia Pension Fund.

        Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles.

        The assets of the pension funds constitute plan assets for pensions and are valued at market value. When the net cumulative unrecognized actuarial gain or loss on pension obligations and plan assets goes outside a "corridor" equal to 10 percent of the greater of either pension obligations or the market value of plan assets, the surplus amount is amortized over the remaining employment period.

        The following provisions for pension obligations were made in the balance sheet.

	December 31,
SEK in millions
	2003	2002	2001
Present value of pension obligations	16,977	16,398	14,683
Fair value of plan assets	-14,295	-13,987	-13,464

Pension obligations less plan assets	2,682	2,411	1,219
Unrecognized past service cost	34	36	—
Unrecognized transition gains	152	200	240
Unrecognized actuarial gains (+)/losses (-)	-2,346	-2,423	899

Provisions for pension obligations	522	224	2,358

        Total pension expenses were distributed as follows.

	January-December
SEK in millions
	2003	2002	2001
Current service cost	328	220	253
Interest on pension provisions	878	784	883
Expected return on assets	-892	-1,022	-1,122
Amortization of past service cost	-3	—	—
Amortization of transition gains	-42	-40	-40
Amortization of actuarial gains (-)/losses (+)	68	—	-80

Pension expenses, defined benefit pension plans	337	-58	-106
Settlement of pension obligations	—	-2	—
Early retirement pensions (excl. premiums and pension-related social charges)	150	28	43
Pension premiums, defined benefit/defined contribution pension plans and pay-as-you-go systems	661	349	409
Pension-related social charges, other pension expenses	258	654	267

Total pension expenses	1,406	971	613

Actuarial calculation assumptions

        The actuarial calculation of pension obligations and pension expenses is based on the following principal assumptions, each presented as a weighted average for the respective pension plan. A change in any of these key assumptions may have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost.

	December 31,
%
	2003	2002	2001
Discount rate	5.5	5.5	5.5
Expected rate of compensation increase	3.5	3.5	3.0
Employee turnover rate	2.7	3.8	5.0
Average expected remaining working life, years	15.1	14.7	15.0
Increase in income base amount	2.5	2.5	—
Annual adjustments to pensions	2.0	2.0	2.0
Expected return on plan assets	6.5	6.5	7.5

        The discount rate reflects the rates at which the pension benefits could be effectively settled, which means a period somewhere from 15 to 30 years. TeliaSonera has chosen to base the estimated discount rate on the yields of domestic government bonds, as management regards such bonds as high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. However, the longest term of domestic nominal bonds is 15 years. The yields for terms over 15 years have been estimated by extrapolating the yield curve. The final decision on the expected discount rate is made after analyzing the relationship of the spread of the yields between domestic government bonds and a benchmark of euro government bonds (which are available at terms longer than 15 years).

        The expected annual rate of compensation increase reflects expected future salary increases as a compound of inflation, seniority and promotion. The estimate is based on historical data on salary increases and on the expected future inflation rate (see also below). Historical data is also the basis for estimating the employee turnover rate, which reflects the expected level of employees, by age class, leaving the company through natural attrition. The estimate for average expected remaining working life is based on current employee age distribution and the expected employee turnover rate. The income base amount, existing only in Sweden, is set annually and inter alia used for determining the ceiling for pensionable income in the public pension system. The estimate for the expected annual income base amount increase is based on the expected future inflation rate and the historical annual rate of compensation increase on the total labor market.

        Expected annual adjustments to pensions reflect the inflation rate. In determining this rate, TeliaSonera has chosen to use the inflation target rates set by the national and European central banks.

        The expected return on plan assets reflects the average rate of earnings expected on the investments made (or to be made) to provide for the pension benefit obligations that are secured by the pension fund. Plan assets chiefly consist of equity instruments and fixed income instruments. The asset portfolios are balanced to give the expected average return, chiefly based on historical data, as further described below.

Specifications to pension obligation provision and pension expense

        Changes in projected benefit obligation, plan assets, and the net liability in the balance sheet and actuarial net gains or losses for the defined benefit pension plans were as follows.

	December 31,
SEK in millions
	2003	2002	2001
Present value of pension obligations
Opening balance	16,398	14,683	15,801
Current service cost	328	220	253
Interest expenses	878	784	883
Benefits paid	-1,089	-1,071	-1,141
Early retirement pensions	150	28	43
Operations acquired/divested	-93	1,448	-1,394
Settlement of pension obligations	—	-2	—
Past service cost	—	-36	—
Actuarial gains (-)/losses (+)	430	314	238
Exchange rate differences	-25	30	0

Closing balance	16,977	16,398	14,683
Plan assets
Opening balance	13,987	13,464	15,334
Expected return on plan assets	892	1,022	1,122
Contribution to pension fund	96	1,025	—
Payment from pension fund	-1,026	-3	-502
Operations acquired (+)/divested (-)	-21	1,456	-744
Actuarial gains (+)/losses (-)	395	-3,005	-1,746
Exchange rate differences	-28	28	0

Closing balance	14,295	13,987	13,464
Expected return on plan assets
Expected return on plan assets	892	1,022	1,122
Actuarial gains (+)/losses (-)	395	-3,005	-1,746

Actual return	1,287	-1,983	-624
Provisions for pension obligations
Opening balance	224	2,358	3,525
Pension expenses, defined benefit pension plans	337	-58	-106
Benefits paid	-1,089	-1,071	-1,141
Contribution to pension fund	-96	-1,025	—
Payment from pension fund	1,026	3	502
Early retirement pensions	150	28	43
Operations acquired/divested, net	-29	-8	-465
Settlement of pension obligations	—	-3	—
Exchange rate differences	-1	-0	0

Closing balance	522	224	2,358

	December 31,
SEK in millions
	2003	2002	2001
Actuarial gains/losses
Opening balance, actuarial gains (+)/losses (-)	-2,423	899	2,775
Actuarial gains (-)/losses (+) to be recognized	68	—	-80
Actuarial gains (-)/losses (+), settlement of pension obligations	—	-1	—
Actuarial gains (-)/losses (+), acquired/divested operations	43	-2	188
Actuarial gains (+)/losses (-), pension obligations	-430	-314	-238
Actuarial gains (+)/losses (-), plan assets	395	-3,005	-1,746
Exchange rate differences	1	-0	0

Closing balance, actuarial gains (+)/losses (-)	-2,346	-2,423	899
Operations acquired
Increase in pension obligations	29	1,448	—
Increase in plan assets	-12	-1,456	—

Net position	17	-8	—
Operations divested
Decrease in pension obligations	-122	-0	-1,394
Decrease in plan assets	33	0	744
Decrease in unrecognized net transition gain/loss, past service cost	0	—	—
Decrease in unrecognized net transition gain/loss	0	0	-3
Changes in unrecognized actuarial gains (-)/losses (+)	43	0	188

Net position	-46	-0	-465

Strategic asset allocation

        As of the balance sheet date, plan assets market values were as follows.

	December 31,
	2003		2002		2001
Asset category	SEK in millions	%	SEK in millions	%	SEK in millions	%
Fixed income instruments	8,838	61.8	8,754	62.6	5,825	43.3
Shares and other equity instruments	5,457	38.2	5,233	37.4	7,639	56.7

Total	14,295	100.0	13,987	100.0	13,464	100.0

        Plan assets include shares in TeliaSonera AB with a market value of SEK 81 million, SEK 78 million and SEK 114 million as of December 31, 2003, 2002 and 2001, respectively.

        As of December 31, 2003, the strategic asset allocation for the Swedish pension fund, representing approximately 85 percent of total plan assets, was 60 percent fixed income, 30 percent equities and 10 percent alternative investments. The alternative investments include hedge funds, private equity, emerging market debt and high yield bonds. Out of the total assets 35 percent are domestic index

(inflation) linked government bonds and 25 percent refers to other domestic fixed income assets with low credit risk. Out of the equity holdings one third is domestic and the rest is global equities.

        The actual allocation may fluctuate from the strategic allocation in a range of +/-10 percent between equities and fixed income.

        All assets in the Swedish pension fund are managed by appointed external managers with specialist mandates, with the exception of the index-linked bonds, which are managed in-house with no active trading mandate.

        The expected nominal return from the total Swedish pension fund portfolio is approximately 6.5 percent per annum over a 10-year period, where inflation is assumed to be 2 percent per annum.

        The strategic asset allocation is composed to give the expected average return, based on historical data, with some adjustment reflecting the lower inflation rate that is currently in place. More specifically the expected nominal return in the Swedish pension fund is based on the following assumptions; domestic fixed income 5 percent, domestic and global equity 8 percent and alternative investments 10 percent.

        The assumptions used in the Finnish and Norwegian pension funds are similar.

Future cash flows

Contributions

        For companies in Sweden, part of the liabilities is secured also by credit insurance. This means, should the pension obligations increase, that each company can choose if and when to contribute to the pension fund or otherwise to recognize a pension provision in the balance sheet.

        To pension funds outside Sweden, TeliaSonera expects to contribute SEK 181 million in 2004.

Estimated future benefits paid

        Given the current actuarial calculation assumptions, TeliaSonera expects the following benefit payments during the next ten-year period.

SEK in millions	2004	2005	2006	2007	2008	2009-2013	Total
Benefits paid	1,020	1,011	984	961	964	5,951	10,891

23. Deferred Tax Liability, Other Provisions

        Changes in other provisions, including deferred tax liability, were as follows.

	December 31,
SEK in millions
	2003	2002	2001
Book value, opening balance	18,182	10,749	7,826
Provisions for the period	2,571	5,139	3,752
Operations acquired	226	4,795	109
Utilized provisions	-2,749	-1,889	-936
Operations divested	-41	0	-53
Reclassifications	-2,162	—	—
Reversals of provisions	-1,076	-617	-11
Timing and interest-rate effects	67	16	24
Exchange rate differences	-243	-11	38

Book value, closing balance	14,775	18,182	10,749

        The book value of the provisions was distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Deferred tax liability	8,537	10,673	6,940
Other provisions
Payroll taxes on future pension payments	302	302	314
Restructuring	3,404	5,247	582
Onerous contracts	87	188	528
Guarantee reserves	2,294	1,673	2,329
Other	151	99	56

Total	6,238	7,509	3,809

Total	14,775	18,182	10,749

        The deferred tax liability is discussed in note "Income Taxes" and provisions for restructuring in note "Restructuring Costs".

24.   Long-term Loans

        Long-term loans were distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Financial leasing, vehicles	201	220	255
TeliaSonera FTN/FTO	4,903	5,082	7,509
TeliaSonera EMTN, other foreign currency loans	7,272	7,363	14,072
TeliaSonera Finland EMTN, other foreign currency loans	11,997	14,838	—
Other loans	1,227	4,098	3,206
Interest rate swaps	108	66	90
Foreign currency interest rate swaps	159	457	61

Total	25,867	32,124	25,193

        For the years 2003, 2002 and 2001, SEK 4,995 million, SEK 5,359 million and SEK 3,325 million, respectively, of the loans were due more than five years after the balance sheet date. See also note "Financial Instruments and Financial Risk Management."

25.   Short-term Loans

        Short-term loans were distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Loans from associated companies	17	24	845
Financial leasing, vehicles	73	80	59
TeliaSonera ECP	—	—	1,001
TeliaSonera FTN	300	1,923	1,128
TeliaSonera EMTN, other foreign currency loans	523	6,388	319
TeliaSonera Finland EMTN, other foreign currency loans	2,726	1,839	—
Other loans	953	2,322	577
Interest rate swaps	25	32	2
Foreign currency interest rate swaps	70	—	—

Total	4,687	12,608	3,931

        Bank overdraft facilities had a total limit of SEK 984 million, SEK 6,593 million and SEK 3,083 million for the years 2003, 2002 and 2001, respectively. See also note "Financial Instruments and Financial Risk Management."

26.   Long-term Liabilities

        Long-term liabilities were distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Liabilities to associated companies	—	13	—
Prepaid leasing agreements	1,340	1,477	2,286
License fees	494	545	619
Other liabilities	655	315	144

Total	2,489	2,350	3,049

        In September 2001, SEK 246 million was paid in cash for the UMTS license obtained in Denmark. The remainder will be paid over 10 years.

        For information on leases, see notes "Leasing Agreements and Contractual Obligations" and "Contingent Assets, Collateral Pledged and Contingent Liabilities." Of the other long-term liabilities for the years 2003, 2002 and 2001, SEK 136 million, SEK 204 million and SEK 275 million, respectively, fell due more than five years after the balance sheet date.

27.   Current Liabilities

        Current liabilities were distributed as follows.

	December 31,
SEK in millions
	2003	2002	2001
Accounts payable	7,595	8,949	6,232
Liabilities to associated companies	632	756	1,031
Tax liabilities	2,338	1,111	481
Other liabilities
Telephone card reserve, deductible calling charges	742	758	808
Advances, deposits, etc.	512	749	888
Value-added tax, excise taxes	1,176	955	613
Employee withholding tax, payable to employees	420	269	294
International settlements	422	805	463
Currency swaps, forward exchange contracts	85	158	430
Liability to minority shareholders in subsidiaries	—	—	1,310
Other	1,040	1,166	847

Total other liabilities	4,397	4,860	5,653
Accrued expenses and prepaid revenues
Accrued payroll expenses	1,419	1,265	876
Accrued employer's social security contributions, etc.	508	915	427
Accrued leasing fees	520	595	513
Accrued interest	1,052	1,248	613
Subscription charges	2,090	2,139	1,909
Interconnect charges	721	728	288
Retailer commissions	183	248	154
Prepaid leasing agreements	689	777	732
Other accrued or prepaid items	3,742	3,628	3,913

Total accrued expenses and prepaid revenues	10,924	11,543	9,425

Total current liabilities	25,886	27,219	22,822

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

Financial leases

        The Group's financial leasing concerns computers and other IT equipment, production vehicles, company cars to employees, and other vehicles. There is no subleasing.

        The book value of the leased assets as of the balance sheet date was as follows.

	December 31,
SEK in millions
	2003	2002	2001
Acquisition value	1,834	385	367
Less accumulated depreciation	-1,302	-88	-59

Net value of financial leasing agreements	532	297	308

        Depreciation and write-downs totaled SEK 274 million, SEK 56 million and SEK 134 million for the years 2003, 2002 and 2001, respectively. Leasing fees paid during these years totaled SEK 301 million, SEK 72 million and SEK 147 million, respectively.

        As of December 31, 2003, future minimum leasing fees and their present value as per financial agreements that could not be canceled in advance and were longer than one year in duration were as follows.

SEK in millions Maturity	Future leasing fees	Present value of future minimum leasing fees
2004	236	225
2005	164	149
2006	56	49
2007	48	40
2008	50	43
Later years	29	20

Total	583	526

        As of the balance sheet date, the present value of future minimum leasing fees under noncancelable financial leasing agreements was as follows.

	December 31,
SEK in millions
	2003	2002	2001
Total future minimum leasing fees	583	342	362
Less interest charges	-57	-43	-48

Present value of future minimum leasing fees	526	299	314

Operating leases

        TeliaSonera's operating lease agreements primarily concern office space, technical sites, land, computers and other equipment. Certain contracts include renewal options for various periods of time. Subleasing consists mainly of home computers leased to employees and certain office premises.

        Future minimum leasing fees under operating lease agreements in effect as of December 31, 2003 that could not be canceled in advance and were in excess of one year were as follows.

SEK in millions Maturity	Future leasing fees	Subleasing
2004	1,533	59
2005	1,126	41
2006	1,016	42
2007	908	41
2008	858	41
Later years	2,922	189

Total	8,363	413

        Total rent and leasing fees paid were SEK 1,771 million, SEK 1,540 million and SEK 1,572 million for the years 2003, 2002 and 2001, respectively. For these years, revenue for subleased items totaled SEK 56 million, SEK 61 million and SEK 47 million, respectively.

        At the end of 2003 office space and technical site leases covered approximately 967,000 square meters. Apart from certain short-term leases, leasing terms range mainly between 3 and 15 years with an average term of approximately 6 years. All leases have been entered into on conventional commercial terms. Certain contracts include renewal options for various periods of time.

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

	December 31,
SEK in millions
	2003	2002	2001
Gross investment in financial lease contracts	7,129	8,457	7,750
Less unearned financial revenues	-674	-876	-803

Net investment in financial lease contracts	6,455	7,581	6,947
Less: Unguaranteed residual values of leased properties for the benefit of the lessor	-33	-15	-19

Present value of future minimum lease payment receivables	6,422	7,566	6,928

As of December 31, 2003, the gross investment and present value of receivables relating to future minimum lease payments under non-cancelable financial leasing agreements were distributed as follows.

SEK in millions Maturity	Gross investment	Present value of future minimum lease payments
2004	3,325	3,123
2005	2,126	1,911
2006	1,043	889
2007	401	323
2008	166	127
Later years	68	49

Total	7,129	6,422

        Reserve for doubtful receivables regarding minimum lease payments totaled SEK 41 million as of December 31, 2003.

        The leasing portfolio comprises financing of products and services related to TeliaSonera's product and service offerings in Sweden and Denmark. At the end of 2003, the Danish part of the total portfolio was 14 percent.

        The term of the contract stock is approximately 15 quarters. The term of new contracts signed in 2003 is 14 quarters. Of all contracts, 75 percent carry a floating interest rate and 25 percent a fixed rate. Most contracts are renewable.

TeliaSonera as operating lessor

        Fiber and duct are sold as part of the operations of TeliaSonera's international carrier business. TeliaSonera has decided to view these as integral equipment. Under the agreements, title was not transferred to the lessee. The transactions are therefore recorded as operating lease agreements. Direct expenditures incurred in connection with agreements are capitalized and written off over the term of the agreement. The contracted sales price is chiefly paid in advance and is recognized as revenue during the period of the agreement. Sales not recognized in income are recorded as long-term liabilities and prepaid revenues.

        The book value of the leased assets as of the balance sheet date was as follows:

	December 31,
SEK in millions
	2003	2002	2001
Acquisition value	3,260	2,535	1,750
Less accumulated depreciation	-1,259	-595	-150

Gross book value	2,001	1,940	1,600
Plus prepaid sales costs	2	7	9
Less prepaid lease payments	-1,030	-1,837	-2,286

Net value of operating leasing agreements	973	110	-677

        Depreciation and write-downs totaled SEK 548 million, SEK 336 million and SEK 141 million for the years 2003, 2002 and 2001. Future minimum lease payment receivables under operating agreements in effect as of December 31, 2003 that could not be canceled in advance and were in excess of one year were as follows.

SEK in millions Maturity	Future lease payments
2004	615
2005	357
2006	208
2007	124
2008	107
Later years	7

Total	1,418

        The leasing portfolio includes some twenty agreements with other international operators and over 100 other contracts. Contract periods range between 10 and 25 years, with an average term of 20 years.

Other contractual obligations

        As of December 31, 2003, the Group had the following contractual obligations regarding future acquisitions (or equivalent) of intangible, tangible and financial fixed assets.

SEK in millions Maturity	2004	2005	2006	2007	Later years	Total
Intangible fixed assets	39	1	—	—	—	40
Tangible fixed assets	1,745	306	89	—	—	2,140
Associated companies	78	1	1	0	—	80
Xfera capital commitment	3,013	—	—	—	—	3,013

Total	4,875	308	90	0	—	5,273

        Most of the obligations relating to tangible fixed assets cover the construction under contract of TeliaSonera's fixed network in Finland and mobile network in Kazakhstan. See note "Contingent Assets, Collateral Pledged and Contingent Liabilities" for information related to the Xfera capital commitment.

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

30.   Financial Instruments and Financial Risk Management

General

        Financial assets and liabilities are recorded according to the "settlement date principle."

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

        The values for interest rate swaps and foreign currency interest rate swaps include underlying principal and accrued interest. Swaps received and paid refer to the respective legs of a swap (see notes

"Financial Fixed Assets" and "Receivables", and "Long-term Loans" and "Short-term Loans", respectively).

	December 31,
	2003		2002		2001
SEK in millions
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Equity participations in associated companies	20,401	23,315	23,027	19,341	9,927	9,682
Other holdings of securities	558	558	1,164	1,164	426	426
Leasing receivables	6,455	6,367	7,581	7,493	6,947	6,859
Other long-term and short-term receivables	2,369	2,369	2,934	2,934	3,114	3,114
Short-term investments	278	278	1,192	1,192	197	197
Interest rate swaps received	2,178	2,178	8,666	8,666	673	673
Interest rate swaps paid	-2,084	-2,084	-8,139	-8,139	-646	-646
Foreign currency interest rate swaps received	5,989	5,989	12,298	12,298	12,629	12,629
Foreign currency interest rate swaps paid	-5,583	-5,583	-11,239	-11,239	-11,442	-11,442
Other currency derivatives	84	84	157	157	355	355

Assets	30,645	33,471	37,641	33,867	22,180	21,847
Provisions for pensions	522	522	224	224	2,358	2,358
Long-term loans	25,940	27,023	32,122	32,630	25,543	25,890
Short-term loans	4,686	4,710	12,680	12,717	4,030	4,044
Interest rate swaps received	-1,314	-1,314	-7,369	-7,369	-1,970	-1,970
Interest rate swaps paid	1,442	1,442	7,584	7,584	2,062	2,062
Foreign currency interest rate swaps received	-1,795	-1,795	-2,213	-2,213	-1,840	-1,840
Foreign currency interest rate swaps paid	1,927	1,927	2,428	2,428	1,901	1,901
Other currency derivatives	85	85	158	158	430	430

Liabilities	31,493	32,600	45,614	46,159	32,514	32,875
Less book value of:
—pensions	-522		-224		-2,358
—accrued interest	-332		-500		-602
—other currency derivatives	-85		-158		-430

Book value of interest-bearing liabilities	30,554		44,732		29,124

        The market capitalizations of the Group's holdings of publicly quoted shares as of the balance sheet date were as follows.

	December 31,
SEK in millions
	2003	2002	2001
AB Lietuvos Telekomas, Lithuania	2,018	1,171	809
AS Eesti Telekom, Estonia	4,038	3,608	1,415
Turkcell Iletisim Hizmetleri A.S., Turkey	13,261	8,994	—
Netia S.A., Poland	—	200	129
Infonet Services Corp., USA	1,154	1,649	2,446
eBay Inc., USA	—	121	—
Digital Telecommunications Phils. Inc., Philippines	54	40	48
Other holdings	42	35	10

Total	20,567	15,818	4,857

Principles of financing and financial risk management

        TeliaSonera's financing and financial risks are managed under the control and supervision of TeliaSonera's Board of Directors. Financial management is centralized within the TeliaSonera Corporate Finance & Treasury unit of TeliaSonera AB, which functions as TeliaSonera's internal bank and is responsible for the management of financing and financial risks.

        TeliaSonera Corporate Finance & Treasury is responsible for Group-wide financial risk management including netting and pooling of capital requirements and payment flows. TeliaSonera Corporate Finance & Treasury also seeks to optimize the cost of risk management, which in certain cases may mean that e.g. an inter company transaction is not replicated with an identical transaction outside the Group. This means that situations may arise in which certain derivative transactions with parties outside the Group do not fully satisfy the requirements for hedge accounting. TeliaSonera Corporate Finance & Treasury's deviation mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. TeliaSonera Corporate Finance & Treasury's deviation mandate in the currency markets is currently capped at the equivalent of a nominal SEK +/-200 million. As of December 31, 2003, the risk mandate was utilized by less than SEK 50 million.

        SEK is the measurement currency of TeliaSonera AB. Its borrowings are therefore normally denominated in, or swapped into, SEK unless directly linked to international operations. TeliaSonera Finland Oyj's borrowings are denominated in EUR.

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

Liquidity and bank credit facilities

        TeliaSonera's policy is to have a strong liquidity position in terms of available cash and/or unutilized committed credit facilities. As of December 31, 2003, the surplus liquidity amounted to an equivalent of SEK 12,347 million. Cash surplus is deposited in banks or invested in short-term interest-

bearing instruments with good credit ratings. At year-end no such investments were made in interest-bearing securities with maturities exceeding one month. In addition to available cash, TeliaSonera AB has a revolving credit facility, which is a committed syndicated bank credit facility with final maturity in March 2008, capped at EUR 1,400 million and used for short-term financing and back-up purposes. This facility was not utilized as of December 31, 2003. In total, as of the balance sheet date, the available unutilized amount under committed bank credit lines was approximately SEK 13,700 million.

Open-market financing programs

        As of December 31, 2003, the equivalent of EUR 808 million (USD 1,170 million in 2002) had been utilized of TeliaSonera AB's Euro Medium Term Note (EMTN) program, an uncommitted international program aimed at long-term borrowing with a limit of EUR 5,000 million (USD 3,000 million). The average term to maturity was approximately 3.4 years.

        TeliaSonera AB's Euro Commercial Paper (ECP) program is an uncommitted international program aimed at short-term borrowing and has a limit of EUR 1,000 million (USD 1,000 million). As of December 31, 2003, the ECP program was not utilized (no utilization as of December 31, 2002).

        In the Swedish market, TeliaSonera AB's Flexible Term Note (FTN) program provides loan facilities, both short-term and long-term, on an uncommitted basis, of up to SEK 12,000 million (12,000). FTNs outstanding at December 31, 2003, totaled SEK 5,100 million (7,040), with an average remaining maturity of approximately 2.2 years.

        In addition to this TeliaSonera AB has established a Finnish Commercial Paper (CP) program for non-domestic issuers, aimed at short-term borrowing, with a limit of EUR 300 million. TeliaSonera Finland Oyj's (former Sonera Oyj's) Finnish Commercial Paper program has been cancelled. As of December 31, 2003, the CP program was not utilized (utilization as of December 31, 2002 in Sonera's domestic Finnish CP amounted to EUR 24 million).

        TeliaSonera Finland Oyj has an old EMTN program with a limit of EUR 3,000 million (3,000). As of December 31, 2003, the equivalent of EUR 1,600 million (1,800) was utilized under the EMTN program, with an average remaining maturity of approximately 1.9 years. This program will not be used for any new financing or refinancing.

        The intention is that TeliaSonera AB will make future refinancing of the outstanding TeliaSonera Finland debt.

Borrowings, maturity structure, interest rates and currencies

        As of December 31, 2003, borrowings by TeliaSonera AB had a present value of SEK 14,193 million (SEK 21,294 million in 2002). The average cost for the year was approximately 5.6 (5.7) percent and the weighted average time to maturity of borrowings was approximately 2.9 years (2.4).

        As of December 31, 2003, borrowings by TeliaSonera Finland Oyj had a present value of EUR 1,613 million (2,406 in 2002). The average cost for the year was approximately 4.3 percent (4.9) and the weighted average time to maturity of borrowings was approximately 1.9 years (2.6).

        The average cost, including relevant hedges, of outstanding long-term and short-term borrowings as per the balance sheet date was as follows.

	December 31,
%
	2003	2002	2001
TeliaSonera AB (SEK)
Long-term borrowings	5.32	5.92	5.62
Short-term borrowings	5.52	5.48	5.03
TeliaSonera Finland Oyj (EUR)
Long-term borrowings	5.39	—	—
Short-term borrowings	3.03	—	—

As of December 31, 2003, the Group's interest-bearing borrowings had the following maturity structure.

	TeliaSonera AB (incl debt derivatives)		TeliaSonera Finland
SEK in millions Maturity	Fixed rate	Floating rate	Fixed rate	Floating rate	Total	Other units	Group
2004	847	—	3	2,723	3,573	1,114	4,687
2005	2,880	600	9,072	—	12,552	260	12,812
2006	2,374	3,582	—	—	5,956	107	6,063
2007	843	—	—	—	843	72	915
2008	58	777	—	—	835	95	930
Later years	1,384	665	2,925	—	4,974	173	5,147

Total	8,386	5,624	12,000	2,723	28,733	1,821	30,554

        Normally, borrowings by TeliaSonera AB denominated in foreign currencies are swapped into SEK. The exceptions are funds borrowed to finance the Group's ventures abroad. TeliaSonera AB's portfolio of interest rate swaps and foreign currency interest rate swaps as of December 31, 2003, 2002 and 2001 had a nominal value of SEK 10,708 million, SEK 15,721 million and SEK 16,595 million, respectively.

        TeliaSonera Finland's borrowings are denominated in EUR. The portfolio of TeliaSonera Finland's interest rate swaps as of December 31, 2003, 2002 and 2001 had a nominal value of EUR—million, EUR 1,424 million and EUR 2,207 million, respectively. TeliaSonera Finland's portfolio of interest options (cap) as of December 31, 2003, 2002 and 2001 had a nominal value of EUR 40 million, EUR 170 million and EUR 270 million, respectively.

        As of the balance sheet date, the TeliaSonera Group's long-term loan portfolio was composed of the following currencies, with Swedish krona equivalents based on swap contracts.

	December 31,
	2003		2002		2001
	For the respective currency
Currency	Interest (%)	Amount (in millions)	Interest (%)	Amount (in millions)	Interest (%)	Amount (in millions)
Swapped into SEK
EUR	5.9	772	6.1	731	5.8	1,231
DEM	—	—	6.1	113	5.4	283
GBP	—	—	—	—	6.2	48
JPY	3.8	3,000	5.0	3,000	5.3	6,000

Total SEK million	5.9	6,903	6.1	7,048	5.6	12,514
Swapped into EUR
USD	3.6	5	5.2	16	—	—
LTL	—	—	10.5	150	—	—
LTL	—	—	12.0	12	—	—

Total SEK million	3.6	36	9.3	571	—	—
Non-swapped
SEK	4.8	6,475	5.7	5,268	5.6	9,929
EUR	4.3	1,296	4.5	2,062	—	—
NOK	5.0	32	—	—	5.0	1,637
DKK	4.5	61	5.7	4	5.7	375
LKR	—	—	22.3	2,786	22.3	3,034
LVL	5.0	1	—	—	5.0	1
USD	—	—	—	—	8.7	0

Total SEK million		18,928		24,505		12,679

Total SEK million		25,867		32,124		25,193

Financial risk management

Foreign exchange risk

        Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group's income statement, balance sheet and/or cash flows. Foreign exchange risk can be divided into transaction exposure and conversion exposure. Transaction exposure is the risk that arises from net inflow or outflow of a foreign currency required by operations (exports and imports) and financing (interest and amortization). Conversion exposure is the risk that arises from equity in a foreign subsidiary or associated company that is denominated in a foreign currency and any goodwill arising from acquisitions.

Transaction exposure

        Net foreign exchange outflow (expressed as equivalent value in SEK million) on a full-year basis was distributed as follows in the Group's Swedish, Finnish, Norwegian and Danish operations, respectively.

	January-December
	2003	2002	2001	2003	2003	2003
Equivalent value in SEK million Currency
	Sweden			Finland	Norway	Denmark
USD	556	1,320	2,138	135	127	7
EUR	523	376	382	—	295	30
GBP	70	137	214	-24	8	26
SEK	—	—	—	-55	4	-3
DKK	41	-171	22	24	24	—
NOK	23	3	92	10	—	0
Other currencies	18	-53	175	11	8	1

Total net outflow	1,231	1,612	3,023	101	466	61
—gross outflow	2,876	4,241	6,642	566	467	88
—gross inflow	-1,645	-2,629	-3,619	-465	-1	-28

        For 2001, recorded EUR values also include other EMU currencies.

        The operational need to net purchase foreign currency, is primarily due to settlement deficits in international telecom traffic and the import of equipment and supplies.

        Emanating from the operations in the above-mentioned countries, the negative impact on Group pre-tax income would be approximately SEK 12 million on a full-year basis, should the Swedish krona weaken by one percentage point against all of the transaction currencies, assuming an operational transaction exposure equivalent to that in 2003, and provided that no hedging measures were taken and not including any potential impact on income due to currency translation of other income statement items. Applying the same assumptions, the positive impact on income would be approximately SEK 7 million on a full-year basis, should the euro weaken by one percentage point against all of the transaction currencies.

        The TeliaSonera Group's operational transaction exposure is not significant at present, but it is expected to increase over time. In order to limit earnings fluctuation, the general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. This hedging is primarily initiated via forward exchange contracts and refers to invoiced transactions. Financial flows, however, are usually hedged until maturity, even if that is longer than 12 months.

        Foreign currency interest rate swaps are normally used to hedge financial flows such as loans and investments longer than one year, while shorter terms are hedged using currency swaps or forward exchange contracts. Currency options are also used from time to time.

Conversion exposure

        TeliaSonera's conversion exposure has increased significantly due to the merger with Sonera Oyj, and is expected to continue to grow due to on-going expansion of TeliaSonera's operations outside of Sweden. TeliaSonera does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely convertible foreign currency of a country with smoothly functioning financial markets.

        Net foreign assets are distributed as follows.

	December 31,
	2003		2002		2001
Currency	Amount in SEK million	%	Amount in SEK million	%	Amount in SEK million	%
EUR	60,320	52	53,594	46	17,744	32
NOK	26,156	22	30,310	26	28,190	51
TRL	10,428	9	—	—	—	—
LTL	6,009	5	7,431	7	3,209	6
USD	5,592	5	19,004	17	4,258	8
LVL	3,081	3	2,345	2	315	0
EEK	1,069	1	2,467	2	540	1
DKK	1,021	1	-72	-0	722	1
AZM	974	1	—	—	—	—
KZT	756	1	—	—	—	—
GBP	587	0	456	0	627	1
LKR	134	0	92	0	89	0
CZK	157	0	-127	-0	—	—
UGX	110	0	188	0	121	0
PLN	—	—	-1	-0	-71	-0
Other currencies	-20	-0	185	0	-21	-0

Total	116,374	100	115,872	100	55,723	100
of which hedged	—	—	—	—	496	1

        For 2001, recorded EUR values also include other EMU currencies.

        If the Swedish krona weakened by one percentage point against all of the currencies related to net foreign assets, the positive impact on Group equity would be approximately SEK 1,200 million, based on the exposure as of December 31, 2003 and not including any potential equity impact due to TeliaSonera's operational need to net purchase foreign currency or to currency translation of other income statement items.

Foreign-exchange derivatives

        As of December 31, 2003, TeliaSonera's portfolio of foreign currency interest rate swaps represented the following currencies and maturities. Amounts indicated include underlying principal and accrued interest.

SEK in millions	2004	2005	2006	2007	2008	Later years	Total
Foreign currency interest rate swaps, received
Buy EUR	—	2,931	2,560	—	—	1,503	6,994
Buy DEM	547	—	—	—	—	—	547
Buy JPY	—	—	—	—	—	202	202
Buy USD	25	8	8	—	—	—	41

Total, received	572	2,939	2,568	—	—	1,705	7,784
Foreign currency interest rate swaps, paid
Total	-526	-2,693	-2,648	—	—	-1,643	-7,510

Net position	46	246	-80	—	—	62	274

        As of December 31, 2003, the TeliaSonera Group's portfolio of other foreign exchange derivatives hedging loans, investments, and operational transaction exposures represented the following currencies and maturities. Amounts indicated include underlying principal.

SEK in millions	2004	2005	2006	Later years	Total
Sell DKK	2,651	—	—	—	2,651
Sell NOK	760	—	—	—	760
Sell USD	569	5	—	—	574
Sell EUR	493	11	5	—	509
Sell GBP	206	—	—	—	206
Sell CZK	152	—	—	—	152
Sell LVL	86	—	—	—	86
Sell CHF	64	—	—	—	64
Sell PLN	43	—	—	—	43
Sell LTL	12	—	—	—	12
Sell HUF	10	—	—	—	10
Sell SGD	4	—	—	—	4
Sell HKD	4	—	—	—	4

Sell total	5,054	16	5	—	5,075
Buy EUR	-10,915	—	—	—	-10,915
Buy NOK	-3,516	—	—	—	-3,516
Buy GBP	-485	—	—	—	-485
Buy USD	-106	—	—	—	-106
Buy CHF	-7	—	—	—	-7
Buy PLN	-1	—	—	—	-1

Buy total	-15,030	—	—	—	-15,030

Net position	-9,976	16	5	—	-9,955

Interest rate risk

        The TeliaSonera Group's sources of funds are primarily shareholders' equity, cash flows from operating activities, and borrowing. The interest-bearing borrowing exposes the Group to interest rate risk.

        Interest rate risk is the risk that a change in interest rates will negatively affect the Group's net interest income and/or cash-flows. TeliaSonera's financial policy provides guidelines for interest rates and the average maturity of borrowings. The Group aims at balancing the estimated running cost of borrowing and the risk of significant negative impact on earnings, should there be a sudden, major change in interest rates. The Group's policy is that the duration of interest of the debt portfolio should be from six months to four years.

        If the available loan form does not directly reflect the desired loan portfolio structure, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps.

        As of December 31, 2003, TeliaSonera AB and TeliaSonera Finland Oyj had interest-bearing debt of SEK 28,733 million with duration of interest of approximately 1.5 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 9,200 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net stemming from this debt portfolio depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately SEK 450 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2003.

        TeliaSonera AB has designated certain interest rate swaps as cash flow hedges to hedge against changes in the amount of future cash flows related to interest payments on existing liabilities. Hedge ineffectiveness related to outstanding cash flow hedges was immaterial and recorded to earnings during the year. Net changes in fair value recorded in shareholders' equity are presented in section "Fair value reserve" of note "Shareholders' Equity, Earnings per Share." There were no cash flow hedges discontinued during the year because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period.

        As of December 31, 2003, the TeliaSonera Group's portfolio of interest rate swap contracts was composed as follows. Amounts indicated include underlying principal and accrued interest.

SEK in millions	2004	2005	2006	2007	2008	Later years	Total
Interest received
Fixed interest rate	—	106	2,072	—	—	—	2,178
Floating interest rate	—	151	—	503	—	660	1,314

Total	—	257	2,072	503	—	660	3,492
Interest paid
Fixed interest rate	—	161	—	557	—	724	1,442
Floating interest rate	—	101	1,983	—	—	—	2,084

Total	—	262	1,983	557	—	724	3,526

Pension obligation risk

        As of December 31, 2003, TeliaSonera had pension obligations, which net present value amounted to SEK 16,977 million (see note "Provisions for Pensions and Employment Contracts"). The approximate impact on those obligations is SEK 2,200 million, should the weighted average discount rate be altered by one percentage point from the approximately 5.5 percent which is currently used. Such an increase in the pension obligations, were interest rates to fall, should be partly offset by a positive impact from the fixed income assets in the pension funds. Based on the duration of the Swedish and Finnish pension fund's fixed income portfolios (including index-linked bonds) as of December 31, 2003, and assuming that the value of the other assets in the pension funds were unchanged, a similar reduction in interest rates is estimated to increase the value of the pension funds assets by some SEK 700 million.

        To secure these obligations TeliaSonera has pension funds, with plan assets equivalent to SEK 14,295 million based on market values as of December 31, 2003. The pension funds assets are used as prime funding source for the pension obligations, and consisted of approximately 62 percent fixed income instruments and approximately 38 percent shares and other equity instruments at year-end 2003. The expected return on plan assets is approximately 6.5 percent annually. The portion of the Swedish liabilities not covered by plan assets and the taxed reserve for employment contracts are recorded as provisions in the balance sheet. Pension obligations not covered by plan assets are secured through an external credit guarantee. Except for the taxed reserve for employment contracts, the Group's pension obligations are thus secured through pension funds and/or external credit guarantees.

Financing risk

        TeliaSonera's aggregate borrowings usually have a longer maturity than duration (principal is fixed longer than interest rates). This allows the Group to obtain the desired interest rate risk without having to assume a high financing risk. The Group's policy is that the average maturity of borrowings should normally exceed 2 years. In order to reduce financing risk, the Group aims to spread loan maturity dates over a longer period.

        TeliaSonera AB enjoys a strong credit rating with the rating agencies Standard & Poor's and Moody's. Standard & Poor's has assigned TeliaSonera AB a credit rating of A-1 for short-term borrowing and a rating of A for long-term borrowing, with a stable outlook. Moody's has given TeliaSonera AB a P-1 for short-term borrowing and A2 for long-term borrowing, with a negative outlook. These ratings represent a solid investment grade level and are thus expected to allow TeliaSonera continued good access to the financial markets.

        TeliaSonera finances its operations chiefly by borrowing under its uncommitted open-market financing programs directly in Swedish and international money markets and capital markets. TeliaSonera AB and TeliaSonera Finland Oyj also use bank financing, which represented approximately 5 percent of the Group's total borrowing as of December 31, 2003. The open-market financing programs provide a cost-effective and flexible alternative to bank financing. Most of the open-market borrowing is at fixed interest rates, along with some floating rate notes.

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

        As of December 31, 2003, the aggregate exposure to counterparts in derivatives was SEK 168 million, calculated as a net claim on each counterpart. Any surplus cash is deposited in banks or invested in short-term interest-bearing instruments with good credit ratings. The permitted exposure to each counterpart depends on the rating of that counterpart.

        The credit risk with respect to TeliaSonera's trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior, if necessary completed by credit and business information from external sources. Bad debt expense in relation to consolidated net sales was approximately 0.7 percent, 1.4 percent and 1.6 percent in 2003, 2002 and 2001, respectively.

Insurable risks

        The insurance cover is governed by corporate guidelines. The business units and other units being responsible for assessing the risks decide the extent of actual cover. In the Swedish operations, the Group's in-house insurance company TeliaSonera Försäkring AB manages all non-life and life insurances. Its risks are in part reinsured in the international reinsurance market.

31.   Contingent Assets, Collateral Pledged and Contingent Liabilities

        Determination of the treatment of contingent assets and liabilities is based on management's view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. A provision is recognized if an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is less than probable but reasonably possible, or an estimate is not determinable, the matter is disclosed provided that the contingency is material.

	December 31,
SEK in millions
	2003	2002	2001
Contingent assets	—	—	—
Collateral pledged
For derivative instruments:
Blocked funds in bank accounts	—	—	5
For guarantee provisions:
Blocked funds in bank accounts	1,168	—	—
For deposits from customers:
Blocked funds in bank accounts	91	96	4
For off-balance sheet items:
Blocked funds in bank accounts	—	6	—
For long-term liabilities to credit institutions:
Real estate mortgages	20	20	—
Chattel mortgages	262	—	—
Current receivables	36	42	—
Shares in Turun Puhelin Oy	570	—	—
Shares in Suntel Ltd.	—	90	82
Shares in Svenska UMTS-nät AB	489	—	—
Shares in OAO MegaFon	153	119	—

Total	2,789	373	91
Contingent liabilities
Credit guarantees on behalf of Svenska UMTS-nät AB	363	—	—
Credit guarantees on behalf of OAO MegaFon	338	415	—
Credit guarantees on behalf of other associated companies	25	72	206
Performance guarantees on behalf of Xfera Móviles S.A.	1,159	3,760	—
Guarantees on behalf of Ipse 2000 S.p.A.	—	317	—
Other credit and performance guarantees, etc.	1,038	1,220	416
FPG/PRI, other pension guarantees	176	222	163

Total	3,099	6,006	785

        As of December 31, 2003, total contingent liabilities represented the following maturities.

SEK in millions	2004	2005	2006	2007	2008	Later years	Total
Contingent liabilities	648	543	391	135	971	411	3,099

        Some loan covenants agreed limit the scope for divesting or pledging certain assets.

        TeliaSonera has a dispute with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

        For all guarantees, except the credit guarantee on behalf of TeliaSonera's 50 percent owned associated company Svenska UMTS-nät AB, stated amounts equal the maximum potential amount of future payments that TeliaSonera could be required to make under the respective guarantee. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility totaling SEK 7,000 million, TeliaSonera and Tele2, the other shareholder of Svenska UMTS-nät, have each severally but not jointly issued guarantees of a maximum of SEK 3,500 million to the lenders and granted pledges of their shares in Svenska UMTS-nät. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either TeliaSonera or Tele2 ceases to hold, directly or indirectly, 50 percent of the company, unless the lenders provide their advance consent. TeliaSonera is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät. As of December 31, 2003, Svenska UMTS-nät had, under the credit facility, borrowed SEK 725 million, of which TeliaSonera guarantees 50 percent.

        As of December 31, 2003, TeliaSonera has recorded all of its commitments on behalf of Ipse 2000 S.p.A. in the balance sheet as provisions for guarantee commitments. Ipse's 3G license payments to the Italian government and the rental payments for base station sites have been secured by bank guarantees. According to an agreement with the bank, Ipse and its shareholders, including TeliaSonera, have given cash collateral for the remaining license payments in 2004 and onwards. TeliaSonera's part of the cash collateral amounts to EUR 128.7 million, equivalent to SEK 1,168 million.

        As of December 31, 2003, under the shareholders' agreement between the shareholders of Xfera, TeliaSonera has an existing capital commitment to Xfera of EUR 332 million, equivalent to SEK 3,013 million, through 2004 (see section "Other contractual obligations" in note "Leasing Agreements and Contractual Obligations"). Should TeliaSonera breach its obligations under the shareholders' agreement, the non-breaching shareholders have the right to purchase all of TeliaSonera's shares at fair value. Management believes that TeliaSonera's investments pursuant to its contractual capital commitment will enable Xfera to meet the performance requirements in relation to its UMTS license. Therefore, management does not expect that TeliaSonera will have to make any additional significant payments with respect to its performance guarantees on behalf of Xfera commitments. The Spanish government reduced its requirements on bank guarantees for Xfera during 2003. The counter guarantees issued by TeliaSonera to the Spanish state were thereby reduced from EUR 383 million to EUR 98 million.

        TeliaSonera anticipates that the arbitration proceedings related to Xfera shares held by Vodafone will result in a ruling whereby TeliaSonera will purchase an additional 2.2 percent stake in Xfera, paying approximately EUR 9.5 million in purchase price, interest and arbitration expenses. Accordingly, the counter guarantees are anticipated to increase by EUR 11 million to approximately EUR 110 million and the capital commitment under the shareholder's agreement by EUR 36 million to EUR 368 million. TeliaSonera anticipates its commitment to invest in Xfera to be reduced as a result of the ongoing negotiations between the owners.

        In December 1998, TeliaSonera's subsidiary TeliaSonera Finland Oyj (formerly Sonera Oyj) entered into a cross-border finance lease-leaseback agreement under which TeliaSonera Finland leased some of its mobile telecommunications network equipment ("Head Lease") to a group of U.S. equity trusts which simultaneously leased the equipment back to TeliaSonera Finland ("Back Lease"). The ownership of the equipment, total book value of which was EUR 19 million, EUR 40 million and EUR 64 million as of December 31, 2003, 2002 and 2001, respectively, is retained with TeliaSonera Finland. Both the Head Lease receivables and the Back Lease obligations were settled at the inception of the lease agreements, and TeliaSonera Finland received a net cash consideration of USD 11 million

(EUR 9 million) which is presented in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by TeliaSonera Finland under the lease agreements. The agreement is valid for 15 years, but TeliaSonera Finland has an option to terminate the agreement after 11 years after the inception of the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers that are participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was USD 224 million.

32.   Legal Disputes and Regulatory Proceedings

        In its normal course of business, TeliaSonera is involved in a number of legal disputes and regulatory proceedings, mainly involving claims arising out of commercial and competition law issues and regulatory matters. In particular, TeliaSonera is presently involved in various disputes regarding termination fees in mobile and fixed networks as well as in investigations from competition authorities regarding pricing of broadband services. Pending legal, arbitration or regulatory proceedings that are most relevant to TeliaSonera are described briefly in this section.

        In May 2002, the parties to Lattelekom SIA arbitration stated their claims. Tilts Communications A/S, TeliaSonera's wholly-owned Danish subsidiary, claims approximately EUR 152 million from the Republic of Latvia as compensation for losses sustained as a consequence of the shortening by the Republic of Latvia of the twenty-year exclusivity period granted to Lattelekom in 1994, and failure by the Republic of Latvia to ensure that telecommunications tariffs were fixed at contractually agreed levels. The Republic of Latvia has quantified counterclaims of approximately EUR 1,040 million, principally arising from the alleged failure by Tilts to digitalize the fixed network in Latvia and certain other alleged breaches by Tilts of its obligations. The parties to the dispute have on March 3, 2004 settled the dispute and withdrawn all previous claims. TeliaSonera's current holding in Lattelekom is 49 percent.

        In November 2002, TeliaSonera's subsidiary TeliaSonera Finland Oyj (formerly Sonera Oyj) was served a writ by Broadband Mobile ASA bankruptcy estate, claiming a total of NOK 332 million plus interest from the shareholders of Broadband Mobile (TeliaSonera 50 percent). In December 2002, TeliaSonera filed a response to the writ with a district court in Norway. The hearing of the case is not expected to take place until the end of 2004.

        Post- och Telestyrelsen (PTS, the Swedish National Post and Telecom Agency) has upheld a claim brought by Tele2 that TeliaSonera must reimburse Tele2 for all mobile traffic transferred by TeliaSonera to Tele2's mobile network. PTS also ruled that TeliaSonera is in its turn entitled to be reimbursed from Tele2 and the other Swedish operators who have transferred mobile traffic onto TeliaSonera's network. After prevailing in the lower administrative court in this matter, Tele2 has brought an action in the Swedish civil courts seeking reimbursement. TeliaSonera subsequently paid to Tele2 certain amounts for the mobile traffic transfers at issue in this matter. TeliaSonera has appealed the decision of PTS to the Swedish Administrative Court of Appeal, which has finally decided that TeliaSonera must reimburse Tele2 for all mobile traffic transferred by TeliaSonera to Tele2's mobile network. The court, however, remanded to PTS the issue of the level of the interconnection fee and the issue regarding from which date the reimbursement should be done. TeliaSonera will be required to reimburse Tele2 as well as other mobile operators in Sweden for such traffic transferred by TeliaSonera onto their networks. TeliaSonera would in turn be entitled to claim corresponding amounts from other operators. TeliaSonera will, however, assume a credit risk.

33.   Cash Flow Information

Financial items

        Interest received and interest paid for each year was as follows.

	January-December
SEK in millions
	2003	2002	2001
Interest received	1,060	1,054	1,558
Interest paid	-1,622	-1,772	-2,060

Net position	-562	-718	-502

Income taxes

        Income taxes paid for the years 2003, 2002 and 2001, totaled SEK 1,308 million, SEK 122 million and SEK 631 million, respectively.

Acquisitions and divestitures

        The TeliaSonera Group is continually restructured through the acquisition and divestiture of subsidiaries and lines of business as well as associated companies and companies outside the Group. The market value of assets and liabilities assumed in subsidiaries and the total cash flow from acquisitions were broken down as follows.

	January-December
SEK in millions
	2003	2002	2001
Intangible fixed assets	1,735	35,621	448
Tangible fixed assets	577	13,532	1,291
Financial fixed assets, accounts receivable, inventories etc.	1,316	42,241	87
Cash and cash equivalents	223	900	1
Minority interests	1,400	-2,179	—
Provisions	-237	-4,250	-106
Long-term liabilities	-856	-19,711	-698
Current liabilities	232	-9,627	-427

Total purchase price	4,390	56,527	596
Less purchase price consideration in terms of new share issue	-2,051	-56,527	—
Less cash and cash equivalents in acquired group companies	-223	-900	-1

Net cash flow from acquired group companies	2,116	-900	595
Purchase price for other acquisitions	72	537	1,646

Total cash flow from acquisitions	2,188	-363	2,241

        The market value of assets and liabilities transferred in subsidiaries and the total cash flow from divestitures were broken down as follows.

	January-December
SEK in millions
	2003	2002	2001
Intangible fixed assets	2,067	—	2,028
Tangible fixed assets	1,154	2	898
Financial fixed assets, accounts receivable, inventories etc.	509	3	2,870
Cash and cash equivalents	82	32	582
Provisions	-108	-0	-994
Long-term liabilities	-229	—	-1,740
Current liabilities	-806	-19	-2,416

Total sales price	2,669	18	1,228
Less cash and cash equivalents in divested group companies	-82	-32	-582
Repayment of loans in group companies divested	375	1	1,115

Net cash flow from divested group companies	2,962	-13	1,761
Sale price for other divestitures	940	1,284	13,870

Total cash flow from divestitures	3,902	1,271	15,631

Non-cash transactions

Sonera

        The completion of the merger with Sonera Oyj was mainly effected through an exchange of shares (see note "Merger with Sonera Oyj").

Vehicles

        TeliaSonera leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the year entailed non-cash investments of SEK 47 million.

Infrastructure/capacity swaps

        Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided may differ from the value received. As of December 31, 2003, no such unbalance was recognized.

AUCS

        Claims of SEK 157 million on the Dutch associated company AUCS Communications Services v.o.f. were converted to equity in the company during the year.

Cash and cash equivalents

        Investments with maturities up to and including three months are combined with Cash and bank to produce the item Cash and cash equivalents, as follows.

	December 31,
SEK in millions
	2003	2002	2001
Investments	8,380	2,634	7,405
Cash and bank	3,689	2,831	1,518

Cash and cash equivalents	12,069	5,465	8,923

Other cash flow information

        Cash flow before financing activities, non-cash transactions and cash/non-cash effects of restructuring programs are broken down by business segment as follows.

	January-December 2003
Business segment	Cash flow before financing activities (SEK in millions)	Non-cash transactions (see above)	Restructuring programs (see note 37)
TeliaSonera Sweden	12,950	Vehicles	Redundancies in the Swedish, Finnish and Lithuanian operations
TeliaSonera Finland	3,844	Sonera	Redundancies in the Swedish, Finnish and Lithuanian operations
TeliaSonera Norway, Denmark, Baltic Countries	1,158		Redundancies in the Swedish, Finnish and Lithuanian operations
TeliaSonera International	-1,588	Infrastructure/capacity swaps, Vehicles	Implementation of post-merger integration synergies in the international carrier operations
Holding and Corporate	6,636	AUCS, Vehicles

Total	23,000

        Investments by class of asset, changes in net interest-bearing liabilities and changes in capital employed and operating capital over the last eight-year period are recorded below.

	January-December
Investments by class of asset SEK in millions
	2003	2002	2001	2000	1999	1998	1997	1996
CAPEX	9,373	14,345	17,713	16,580	7,701	7,663	9,637	8,304
Other intangible assets	850	5,119	1,316	509	373	248	233	317
Real estate properties	196	237	269	552	53	370	1,478	477
Machinery and equipment	8,327	8,989	16,128	15,519	7,275	7,045	7,926	7,510
Fixed networks	2,961	4,527	7,022	4,115	3,364	2,158	3,023	3,367
Mobile networks	2,884	2,336	2,124	1,411	1,166	1,273	1,360	1,188
Other machinery and equipment	2,482	2,126	6,982	9,993	2,745	3,614	3,543	2,955
Acquisitions	2,745	40,093	3,022	31,162	4,444	4,075	1,227	2,704
Goodwill and fair value adjustments	2,413	30,929	448	22,893	335	223	50	740
Shares and participations	332	9,164	2,574	8,269	4,109	3,852	1,177	1,964

Total (Notes 34, 35)	12,118	54,438	20,735	47,742	12,145	11,738	10,864	11,008

Investments are broken down by business segments in the notes "Profit Center Breakdown" and "Product Area Breakdown."

	December 31,
Change in net interest-bearing liability SEK in millions
	2003	2002	2001	2000	1999	1998	1997	1996
Opening balance	25,034	10,661	20,235	7,527	6,767	14,609	13,534	12,065
Increase (+)/Decrease (-) in long-term loans	-6,257	6,931	4,317	11,753	2,632	-591	2,658	2,404
Increase (+)/Decrease (-) in short-term loans	-7,921	8,677	-9,235	6,232	-128	-669	2,318	2,920
Increase (-)/Decrease (+) in short-term investments	-4,832	3,776	-7,424	1,086	-1,062	315	-345	586
Increase (-)/Decrease (+) in cash and bank	-858	-1,313	-166	-839	-32	561	-87	-371
Change in net debt	-19,868	18,071	-12,508	18,232	1,410	-384	4,544	5,539
Increase (-)/Decrease (+) in interest-bearing receivables	3,383	-1,564	4,101	-5,803	-2,163	-2,258	-298	-426
Change in net borrowings	-16,485	16,507	-8,407	12,429	-753	-2,642	4,246	5,113
Increase (+)/Decrease (-) in pension provisions	298	-2,134	-1,167	279	1,513	-5,200	-3,171	-3,644
Change in net interest-bearing liability	-16,187	14,373	-9,574	12,708	760	-7,842	1,075	1,469
Closing balance	8,847	25,034	10,661	20,235	7,527	6,767	14,609	13,534

	December 31,
Capital employed and operating capital SEK in millions
	2003	2002	2001	2000	1999	1998	1997	1996
Fixed assets	153,042	172,812	94,914	91,340	53,487	49,198	49,471	47,399
Current assets	37,018	33,844	33,277	31,375	23,117	18,080	16,439	15,116
Non-interest-bearing liabilities	-28,375	-29,569	-25,871	-21,014	-16,956	-16,436	-13,042	-13,901
Non-interest-bearing provisions	-14,775	-18,182	-10,749	-7,826	-7,242	-6,002	-5,329	-4,042
Non-interest-bearing financing	-43,150	-47,751	-36,620	-28,840	-24,198	-22,438	-18,371	-17,943
Dividend (for 2003 as proposed by the Board)	-4,675	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152
Total capital employed	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Shareholders' equity	112,393	108,829	59,885	55,988	32,893	29,344	25,487	24,413
Less dividend (for 2003 as proposed by the Board)	-4,675	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152
Minority capital	3,441	5,120	204	320	210	210	306	218
Long-term interest-bearing liabilities	25,867	32,124	25,193	20,876	9,123	6,491	7,082	4,424
Current interest-bearing liabilities	4,687	12,608	3,931	13,166	6,934	7,062	7,731	5,413
Provisions for pensions	522	224	2,358	3,525	3,246	1,733	6,933	10,104
External financing	31,076	44,956	31,482	37,567	19,303	15,286	21,746	19,941
Total financing	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Interest-bearing financial fixed assets	-6,112	-8,419	-7,510	-4,968	-5,563	-5,561	-4,401	-4,058
Interest-bearing current assets	-16,117	-11,503	-13,311	-12,364	-6,213	-2,958	-2,736	-2,349
Operating capital (Notes 34, 35)	120,006	137,113	70,150	75,042	39,160	34,921	39,192	37,013

34.   Profit Center Breakdown

        Effective January 1, 2003, the Group's operations are managed and reported primarily by geographical Profit Center (PC). PC consolidation is based on the same principles as that for the Group as a whole. Intersegment transactions are based on commercial terms. Minor organizational adjustments were carried out in 2003, with operations shifted between the existing PCs. Comparative years have been restated in order to reflect current Group management and reporting. PC Sweden, PC Finland, PC Norway, Denmark, Baltic countries (NDB; reported by country/region) and PC International are responsible for the customer contacts, operations and the financial results within their respective geographical area. The PCs employ all operational resources in TeliaSonera and all operational plans are managed within the PCs. PC International's geographical area covers Eurasia, Russia, Turkey and this PC is also responsible for TeliaSonera's international carrier operations.

        In 2002, the carrying value of assets related to the Danish operations within PC NDB was written down and discarded by SEK 3,033 million (see also note "Restructuring costs"). In 2002 and 2001, the carrying value of the former business area Telia International Carrier within PC International was written down by SEK 6,131 million and SEK 3,027 million, respectively (see also note "Restructuring Costs").

        TeliaSonera Holding is responsible for the Group's non-core/non-strategic operations. The operations in TeliaSonera Holding are being gradually divested through sales or partial divestiture.

Corporate includes corporate staffs and Group-wide initiatives (programs) as well as eliminations of intersegment transfers and similar items.

        Besides net sales and operating income, principal segment control and reporting concepts are EBITDA excluding items not reflecting underlying business operations and operating capital, respectively (see note "Definitions" and note "Reconciliation of EBITDA Excluding Items Not Reflecting Underlying Buisness Operations to Operating Income"). No income statement items below operating income have been allocated to reportable segments.

TELIASONERA AB AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

January-December 2003 or December 31, 2003

SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	International Carrier	Holding	Corporate	Group
Net sales	42,364	17,697	6,081	3,278	5,881	2,742	—	5	4,892	2,940	-3,455	82,425
External net sales	41,385	17,324	6,011	3,188	5,823	2,740	—	—	3,589	2,443	-78	82,425
EBITDA excluding items not reflecting underlying business operations	17,637	6,738	2,499	70	2,846	1,490	—	1	144	205	-930	30,700
Items not reflecting underlying business operations	-341	-71	0	0	-50	0	—	—	93	1,703	1	1,335
EBITDA	17,296	6,667	2,499	70	2,796	1,490	0	1	237	1,908	-929	32,035
Depreciation, amortization and write-downs	-6,481	-4,757	-2,076	-619	-2,181	-601	—	—	-496	-526	30	-17,707
Income from associated companies	-6	70	0	-12	379	0	509	618	0	-1,176	—	382
Operating income	10,809	1,980	423	-561	994	889	509	619	-259	206	-899	14,710
Operating capital	20,638	44,023	22,852	2,368	12,789	3,924	2,890	12,208	714	-655	-1,745	120,006
of which Segment assets	34,211	47,875	24,131	4,178	13,366	4,441	2,899	12,208	7,040	3,258	14,223	167,830
of which Segment liabilities	-13,573	-3,852	-1,279	-1,810	-577	-517	-9	0	-6,326	-3,913	-15,968	-47,824
Equity participation in associated companies	492	45	0	2	2,999	0	3,028	12,208	0	1,626	1	20,401
Investments	3,103	4,506	861	391	1,401	1,077	0	0	239	481	59	12,118
of which CAPEX	3,103	2,635	861	391	797	1,027	0	0	239	263	57	9,373
Number of employees	10,712	6,661	722	1,030	4,741	1,024	1	3	555	947	298	26,694
Average number of full-time employees	10,254	5,984	718	1,014	5,011	962	1	3	658	1,320	263	26,188

TELIASONERA AB AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

January-December 2002 or December 31, 2002 (restated)

SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	International Carrier	Holding	Corporate	Group
Net sales	43,562	1,461	5,537	2,783	578	211	2	—	5,306	3,382	-3,339	59,483
External net sales	41,683	1,443	5,482	2,593	576	211	0	—	4,331	3,156	8	59,483
EBITDA excluding items not reflecting underlying business operations	15,896	502	2,129	-1,309	207	118	0	—	-1,285	-100	-466	15,692
Items not reflecting underlying business operations	-919	-136	4	-540	—	3	0	—	-4,818	123	12	-6,271
EBITDA	14,977	366	2,133	-1,849	207	121	0	0	-6,103	23	-454	9,421
Depreciation, amortization and write-downs	-6,938	-405	-2,170	-3,911	-196	-33	0	—	-5,957	-1,232	-2	-20,844
Income from associated companies	-4	-31	—	-4	218	—	51	115	—	183	—	528
Operating income	8,035	-70	-37	-5,764	229	88	51	115	-12,060	-1,026	-456	-10,895
Operating capital	24,938	44,559	27,799	2,315	14,844	4,070	3,143	12,174	-459	2,660	1,070	137,113
of which Segment assets	35,756	49,826	29,197	4,774	15,373	4,659	3,155	12,174	8,346	8,101	15,378	186,739
of which Segment liabilities	-10,818	-5,267	-1,398	-2,459	-529	-589	-12	0	-8,805	-5,441	-14,308	-49,626
Equity participation in associated companies	498	106	—	3	3,456	—	3,152	12,174	—	3,638	—	23,027
Investments	4,919	30,741	1,100	957	4,224	75	1,531	8,891	1,032	950	18	54,438
of which CAPEX	4,655	5,265	1,094	953	693	74	—	0	1,032	561	18	14,345
Number of employees	11,261	6,235	734	1,105	5,691	879	1	3	914	2,123	227	29,173
Average number of full-time employees	11,268	601	724	1,202	519	30	2	0	769	1,935	227	17,277

TELIASONERA AB AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

January-December 2001 or December 31, 2001 (restated)

SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	International Carrier	Holding	Corporate	Group
Net sales	44,691	—	4,316	2,567	40	—	4	—	4,742	11,265	-10,429	57,196
External net sales	41,835	—	4,287	2,240	35	—	0	—	3,630	5,170	-1	57,196
EBITDA excluding items not reflecting underlying business operations	15,478	—	1,381	-677	5	—	2	—	-1,573	-1,046	-655	12,915
Items not reflecting underlying business operations	287	—	—	1	—	—	—	—	—	12	84	384
EBITDA	15,765	—	1,381	-676	5	—	2	0	-1,573	-1,034	-571	13,299
Depreciation, amortization and write-downs	-6,579	—	-1,769	-658	-7	—	0	—	-3,582	-1,378	-2	-13,975
Income from associated companies	-5	—	—	1	195	—	153	—	0	5,785	7	6,136
Operating income	9,181	—	-388	-1,333	193	—	155	—	-5,155	3,373	-566	5,460
Operating capital	29,180	—	26,950	6,052	3,784	—	1,463	—	8,614	1,197	-7,090	70,150
of which Segment assets	40,349	—	28,076	8,739	3,793	—	1,463	—	14,728	9,971	251	107,370
of which Segment liabilities	-11,169	—	-1,126	-2,687	-9	—	0	—	-6,114	-8,774	-7,341	-37,220
Equity participation in associated companies	249	—	—	2	3,746	—	1,459	—	0	4,471	0	9,927
Investments	8,762	—	1,057	3,063	19	—	353	—	5,018	2,462	1	20,735
of which CAPEX	7,606	—	1,044	2,698	19	—	—	—	5,018	1,328	0	17,713
Number of employees	11,915	—	712	1,259	35	—	2	—	742	2,267	217	17,149
Average number of full-time employees	11,802	—	658	1,113	35	—	2	—	636	10,460	273	24,979

TELIASONERA AB AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

35.   Product Area Breakdown

        The Group's operations are reported secondarily by product area. Consolidation by product area is based on the same principles as for the Group as a whole.

        Fixed Communications include Internet and data services and equipment sales. Other includes non-core/non-strategic operations, corporate staffs and Group-wide initiatives (programs) as well as eliminations of intersegment transfers and similar items.

	January-December or December 31,
	2003				2002 (restated)				2001 (restated)
SEK in millions	Mobile Communi- cations	Fixed Communi- cations	Other	Group	Mobile Communi- cations	Fixed Communi- cations	Other	Group	Mobile Communi- cations	Fixed Communi- cations	Other	Group
External net sales	35,889	44,114	2,422	82,425	18,333	37,946	3,204	59,483	14,969	37,023	5,204	57,196
Depreciation, amortization and write-downs	-7,385	-9,810	-512	-17,707	-4,026	-15,571	-1,247	-20,844	-3,037	-9,551	-1,387	-13,975
Income from associated companies	1,265	297	-1,180	382	433	-88	183	528	373	-29	5,792	6,136
Operating income	10,287	5,195	-772	14,710	3,932	-13,349	-1,478	-10,895	3,096	-445	2,809	5,460
Operating capital	85,723	36,664	-2,381	120,006	89,305	44,047	3,761	137,113	35,388	40,601	-5,839	70,150
of which Segment assets	95,618	54,717	17,495	167,830	99,028	64,195	23,516	186,739	40,716	56,384	10,270	107,370
of which Segment liabilities	-9,895	-18,053	-19,876	-47,824	-9,723	-20,148	-19,755	-49,626	-5,328	-15,783	-16,109	-37,220
Equity participation in associated companies	16,989	1,785	1,627	20,401	17,486	1,903	3,638	23,027	2,758	2,698	4,471	9,927
Investments	4,202	7,372	544	12,118	38,381	15,081	976	54,438	4,547	13,706	2,482	20,735
of which CAPEX	4,152	4,896	325	9,373	6,418	7,340	587	14,345	3,908	12,458	1,347	17,713
Number of employees	4,987	20,406	1,301	26,694	8,795	17,996	2,382	29,173	2,448	12,182	2,519	17,149
Average number of full-time employees	4,854	19,629	1,705	26,188	3,453	11,630	2,194	17,277	2,541	11,670	10,768	24,979

36.   Human Resources

Employees, salaries, and social security expenses

        Divestitures and streamlining efforts in 2003 resulted in a decrease of the number of employees by 1,173 and 2,029, respectively, totaling 3,202. At the same time, the acquisition of Auria Group added 723 employees. Hence, the net change during 2003 was a decrease by 2,479 employees to 26,694 (29,173) at year-end.

        The breakdown by business segment is presented in note "Profit Center Breakdown." In Profit Center Sweden the number of employees decreased by 549, while increasing by 426 in Profit Center Finland. In the other reportable segments, the total number of employees decreased by 2,356, of which 950 in the Baltic countries and 1,176 in TeliaSonera Holding.

        Adjusted for operations acquired and divested, the number of employees decreased by 2,029.

        The average number of full-time employees was as follows.

	January-December
	2003		2002		2001
Country	Total	of which men	Total	of which men	Total	of which men
Sweden	11,321	6,211	12,593	6,679	20,922	13,111
Finland	6,408	4,103	1,142	647	775	443
Norway	738	496	746	499	736	478
Denmark	1,048	679	1,251	838	1,369	883
Lithuania	4,386	2,459	445	265	40	33
Latvia	632	377	143	94	77	47
Estonia	48	39	3	2	—	—
Kazakhstan	300	123	9	5	—	—
Azerbaijan	351	177	11	6	—	—
Georgia	154	79	5	3	—	—
Moldova	149	68	5	3	—	—
Russia	89	53	75	53	72	51
United Kingdom	96	55	170	104	211	128
Germany	66	48	68	55	73	56
United States	53	39	81	68	134	95
Sri Lanka	198	160	383	313	382	315
Rest of world	151	86	147	97	188	143

Total	26,188	15,252	17,277	9,731	24,979	15,783

        The Swedish operations were conducted virtually throughout the country, and operations outside Sweden in 28, 30 and 28 countries during the years 2003, 2002 and 2001, respectively.

        The number of female and male Group senior executives is as follows. Senior executives include ordinary members of boards of directors, presidents and those on executive management teams at the corporate level, profit center level and company level.

	December 31,
	2003		2002		2001
Number	Boards of Directors	Other senior executives	Boards of Directors	Other senior executives	Boards of Directors	Other senior executives
Women	50	34	39	34	44	23
Men	224	124	217	115	217	107

        The data for 2002 and 2001 refer to those companies included in the Group on December 31, 2003.

        Absence due to illness, as a percentage of ordinary work hours excluding leave time and vacation, is distributed as follows in the Group's Swedish units.

	2003
%
	July-December	January-December
Total absence due to illness	6.6	6.3
Absence due to illness that concerns a period of 60 consecutive days or longer	4.5	4.2
Total absence due to illness, men	3.5	3.3
Total absence due to illness, women	10.2	9.7
Total absence due to illness, employees 29 years of age and younger	5.8	5.6
Total absence due to illness, employees 30-49 years of age	5.8	5.5
Total absence due to illness, employees 50 years of age and older	7.8	7.4

        Salaries and other remuneration, along with social security expenses, were as follows.

	January-December
SEK in millions
	2003	2002	2001
Salaries and other remuneration	8,460	6,732	8,852
Social security expenses
Employer's social security contributions	1,950	1,804	2,614
Pension expenses	1,220	934	555
Contractual pensions for early retirement	186	37	58

Total	3,356	2,775	3,227

Total	11,816	9,507	12,079

        Pension expenses for all boards of directors and presidents in the TeliaSonera Group totaled SEK 23 million, SEK 39 million and SEK 43 million for the years 2003, 2002 and 2001, respectively. No pension expenses were recorded for external board members of the parent company TeliaSonera AB.

        Salaries and other remuneration were divided between boards of directors and presidents and other employees as follows. Variable salaries were based on last year's performance.

	January-December
SEK in millions
	2003		2002		2001
Country	Boards and Presidents (of which variable salary)	Other employees	Boards and Presidents (of which variable salary)	Other employees	Boards and Presidents (of which variable salary)	Other employees
Sweden	40 (10)	4,576	76 (19)	4,766	68 (9)	7,010
Finland	31 (11)	2,125	9 (3)	379	3 (1)	251
Norway	3 (1)	417	7 (2)	456	6 (1)	383
Denmark	4 (1)	437	9 (1)	591	14 (1)	621
Lithuania	11 (2)	329	1 (0)	38	0 (0)	5
Latvia	2 (0)	98	0 (0)	20	0 (0)	10
Estonia	0 (0)	6	0 (0)	0	—	—
Kazakhstan	1 (0)	19	0 (0)	2	—	—
Azerbaijan	1 (0)	37	0 (0)	3	—	—
Georgia	0 (0)	7	0 (0)	0	—	—
Moldova	1 (0)	7	0 (0)	0	—	—
Russia	0 (0)	17	0 (0)	11	1 (0)	6
United Kingdom	3 (0)	96	3 (1)	113	4 (1)	118
Germany	2 (0)	8	0 (0)	43	4 (0)	44
United States	2 (0)	49	7 (1)	80	13 (0)	131
Sri Lanka	1 (0)	11	0 (0)	28	2 (0)	27
Rest of world	6 (0)	113	6 (0)	84	6 (1)	125

Total	108 (25)	8,352	118 (27)	6,614	121 (14)	8,731

Remuneration to corporate officers

Policies

        As resolved by the Annual General Meeting, remuneration is paid to the chairman of the Board and directors in the amount of SEK 750,000 per year to the chairman, SEK 550,000 per year to the vice chairman and SEK 400,000 per year to each elected director. No separate remuneration is paid to directors for committee work. Directors appointed as employee representatives are not remunerated.

        Remuneration to the Chief Executive Officer (CEO) and other corporate officers consists of a base salary, certain taxable benefits, variable salary, and pension benefits. Employee stock options have been allotted to other corporate officers on terms equal to those applicable to other employees. "Other corporate officers" refers to the seven individuals who, along with the CEO and the deputy CEO, constituted TeliaSonera group executive management on December 31, 2003.

        Variable salary to the CEO and the deputy CEO is capped at an amount equal to 50 percent of the base salary. For other corporate officers, the variable salary is capped at 35 percent of the base salary. Variable salary is based on the financial performance of the group, financial performance in each officer's area of responsibility and individual performance objectives.

        Remuneration to the CEO, the deputy CEO and other corporate officers as described above is paid as part of each individual's total remuneration package.

Remuneration and other benefits during the year

SEK	Base salary/board remuneration	Variable salary	Other benefits	Pension expense	Financial instruments	Other remuneration	Total
Chairman of the Board	629,879	—	—	—	—	—	629,879
Chief Executive Officer	6,067,200	3,000,000	656,083	3,585,701	—	—	13,308,984
Deputy Chief Executive Officer	5,226,356	1,294,659	—	2,390,501	—	—	8,911,516
Other corporate officers (seven individuals)	19,012,085	4,918,672	4,039,823	8,662,552	—	—	36,633,132

Total	30,935,520	9,213,331	4,695,906	14,638,754	—	—	59,483,511

        Comments on the table:

  •
  Base salary in 2004 amounts to SEK 6,240,000 (+4 percent) for the CEO and SEK 19,265,000 (+1.76 percent) for other corporate officers. Base salary at January 1, 2004 for the deputy CEO was equivalent to SEK 5,094,449.

  •
  Variable salary was expensed in 2003, but will be settled in cash in 2004. Variable salary corresponds to 50 percent of the base salary for the CEO, to 25 percent for the deputy CEO and for other corporate officers to 17.5 - 35 percent of the base salary. No variable salary for 2002 was paid to the current CEO in 2003. Variable salary with respect to performance in 2002 was paid in 2003 to the deputy CEO in an amount equivalent to SEK 3,942,785 and to other corporate officers in an amount of SEK 3,442,367.

  •
  Other benefits refer chiefly to company car benefit. For the CEO other benefits include reimbursement of costs related to moving his family to Sweden and for one other corporate officer other benefits include receiving an amount equivalent to SEK 3,554,832 in exchange for a non-Swedish pension benefit.

  •
  Pension expense refers mainly to defined benefit pension plans and to the expense that affected earnings for the year. See below for further disclosures concerning the terms and conditions of pensions.

Stock options

        In exchange for their Sonera warrants, the deputy CEO and two Finnish other corporate officers were granted TeliaSonera warrants in connection with the merger and, as of December 31, 2003, held the following number of warrants.

	Number of TeliaSonera warrants
Series	Deputy CEO	Other corporate officers (two individuals)	Exercise price per share (SEK)	Subscription period
2002/2005:A	255,000	117,500	71.62	June 1, 2001 - June 30, 2005
2002/2008:A	—	75,000	347.38	November 2, 2002 - May 31, 2008
2002/2008:B	—	75,000	347.38	May 2, 2003 - May 31, 2008
2002/2008:C	—	150,000	347.38	May 2, 2004 - May 31, 2008
2002/2010:A	100,000	41,667	49.09	November 2, 2002 - May 31, 2010
2002/2010:B	100,000	41,667	49.09	May 2, 2003 - May 31, 2010
2002/2010:C	200,000	83,334	49.09	May 2, 2004 - May 31, 2010
2002/2010:D	40,000	40,000	33.64	November 2, 2002 - May 31, 2010
2002/2010:E	40,000	40,000	33.64	May 2, 2003 - May 31, 2010
2002/2010:F	80,000	80,000	33.64	May 2, 2004 - May 31, 2010

        On February 10, 2004, the Board of Directors of TeliaSonera decided to cancel all warrants of series 2002/2008:A, 2002/2008:B, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E, due to non-fulfillment of certain exercise criteria.

        Two of the Swedish other corporate officers employed in 2001 were each allotted 1,000 employee stock options in the 2001 option program on terms equal to those applicable to other employees of the Group. The options are exercisable during the period between May 31, 2003 and May 31, 2005. The exercise price is set to SEK 69 per share.

        There was no additional option program during 2003.

Pensions

        The age of retirement for the CEO is 60. Pension benefits between age 60 and 65 shall equal 70 percent of pensionable salary. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits for that part of salary exceeding 20 income base amounts, so that the total pension equals 50 percent of the pensionable salary. Pensionable salary corresponds to the base salary. All pension benefits are unassailable, i.e., are not subject to conditions concerning future employment.

        The age of retirement for other corporate officers employed in Sweden varies between 60 and 62. Pension benefits between age 60 (62) and 65 shall equal 70 percent of pensionable salary, except in one case were pension benefits equal 43 percent of pensionable salary. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits, amounting to 32.5 percent of the pensionable salary, for that part of salary exceeding 20 income base amounts. Pensionable salary includes base salary and variable salary for those employed prior to July 1, 2002. For those employed after that date the pensionable salary corresponds to the base salary. All pension benefits are unassailable, i.e. are not subject to conditions concerning future employment.

        The age of retirement for the deputy CEO and one other corporate officer employed in Finland is 60. Pension benefits between age 60 and 65 equal 60 percent of the pensionable salary, which includes variable salary. Pension benefits after age 65 is paid according to statutory TEL pension.

Severance pay

        The contract between the company and the CEO requires both parties to provide six months' notice of resignation or termination of employment. Upon termination by the company, the CEO shall be entitled to severance pay equal to his fixed monthly salary for a period of 24 months. Other income shall be deducted from the severance amount. If the CEO resigns his position, he shall not be entitled to severance pay. The contract between the company and the deputy CEO requires both parties to provide six months' notice of resignation or termination of employment. Upon termination by the company, the deputy CEO shall be entitled to severance pay corresponding to 18 months' salary. If the deputy CEO resigns his position, he shall not be entitled to severance pay.

        The contract between the company and other corporate officers requires a period of notice of six months from the employee and 12 months from the company with respect to resignation or termination of employment. Upon termination by the company, other corporate officers shall be entitled to severance pay equal to the fixed monthly salary for a period of 12 months. Other income shall be deducted against the salary during the notice period and against the severance amount. If an other corporate officer resigns his or her position, he or she shall not be entitled to severance pay.

Planning and decision process

        Remuneration to the CEO is decided by the Board of Directors based on the recommendation of the compensation committee.

        Remuneration to other corporate officers is decided by the CEO in consultation with the compensation committee.

Stock-based compensation

General

        At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Under current IFRS/IAS, TeliaSonera does not record an expense with respect to these option schemes. The option schemes are described below, together with pro forma information regarding net income and earnings per share, determined as if TeliaSonera had accounted for its stock options at fair value.

        Summarized information about warrants outstanding as of December 31, 2003 by exercise price is as follows. On the last trading day of the year, December 30, 2003, the closing price for the TeliaSonera share on Stockholmsbörsen was SEK 37.60.

	Outstanding		Of which exercisable
Exercise price SEK	Number of warrants	Remaining contractual life in years	Number of warrants	Remaining contractual life in years
33.64	2,246,000	6.42	—	—
49.09	3,429,236	6.42	—	—
69.00	12,550,000	1.42	12,550,000	1.42
71.62	5,956,650	1.50	5,956,650	1.50
108.17	101,800	4.42	—	—
347.38	9,444,600	4.42	—	—

        The fair value for these options has been estimated at the date of grant using a Black-Scholes option-pricing model. The estimated fair value of the options is amortized to expense over the options' vesting period. TeliaSonera's aggregate pro forma information is as follows.

SEK in millions	2003	2002	2001
Reported net income	9,080	-8,067	1,869
Less: Compensation expense	-18	-121	-91
Pro forma net income	9,062	-8,188	1,778
Pro forma basic and diluted earnings/loss per share (SEK)	1.94	-2.62	0.59

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because most of TeliaSonera's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

2001 Employee stock option program (ESOP)

        The 2001 Annual General Meeting voted in favor of establishing an employee stock option program involving issue of debt instruments with option rights to subscribe to shares in TeliaSonera AB. The employee stock options were allotted free of charge and all employees affected were given 1,000 options.

        The program covers a total of no more than 21,000,000 options that entitle the holder to acquire an equal number of shares in TeliaSonera AB. Furthermore; a maximum of 6,500,000 options may be transferred to the market in order to counteract the effect of payroll overhead incurred by the option program. Payroll overhead will then be charged to expense, while consideration for options issued will be booked directly to shareholders' equity.

        The 2001 stock options are exercisable as from May 31, 2003. However, option holders may exercise their options no later than May 31, 2005. The exercise price has been set at SEK 69. The terms of the ESOP may be recalculated as a consequence of share issues, etc.

        If fully exercised, options outstanding as of December 31, 2003 in the 2001 ESOP will entail an increase in share capital of approximately SEK 40 million, equal to a 0.3 percent increase in the number of shares.

        The fair value of these options, estimated at the date of grant, was SEK 273 million. The fair value was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions. No new options were granted in 2003.

	2002	2001
Fair market value of underlying share (SEK)	45.60	62.00
Expected volatility of underlying share (%)	50.0	47.3
Expected dividend yield (%)	0.4	0.3
Risk-free interest rate for expected term (%)	4.59	4.24
Expected life of options (years)	2.4	3.0

        For the years ended December 31, 2003, 2002 and 2001, compensation costs amortized over the vesting period amounted to SEK 18 million, SEK 121 million and SEK 91 million, respectively, totaling SEK 230 million. Due to forfeitures and all options being fully vested, no more compensation cost will be incurred.

        A summary of the 2001 stock option activity, and related information for the years ended December 31, 2003, 2002 and 2001 is presented below.

	Number of options	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Options outstanding at December 31, 2000	—	—
Granted (exercise price higher than the share market price)	16,200,000	69	20,08
Exercised	—	—
Forfeited	-900,000	69
Options outstanding at December 31, 2001	15,300,000	69
Granted (exercise price higher than the share market price)	592,000	69	9,02
Exercised	—	—
Forfeited	-1,590,000	69
Options outstanding at December 31, 2002	14,302,000	69
Granted (exercise price higher than the share market price)	—	69
Exercised	—	—
Forfeited	-1,752,000	69
Options outstanding at December 31, 2003	12,550,000	69
Options exercisable at December 31,
2001 and 2002	—	—
2003	12,550,000	69

        The exercise price for options outstanding as of December 31, 2003 was SEK 69. The weighted-average remaining contractual life of those options is 1.42 years.

2002 stock option scheme—series 2002/2005:A-B

        On November 4, 2002, the extraordinary General Meeting of Telia AB (now TeliaSonera AB) adopted a resolution to issue a maximum of 7,500,000 warrants of series 2002/2005:A and a maximum of 5,846,847 of series 2002/2005:B warrants in exchange for Sonera Oyj warrants of series 1999A and 1999B, respectively. Information on the number of warrants etc. under the 2002/2005 option scheme is as follows.

	Number of warrants
Series	Issued in the exchange offer	Issued in the redemption offer	Exercise price per share (SEK)	Subscription period
2002/2005:A	5,798,880	157,870	71.62	June 1, 2001 - June 30, 2005
2002/2005:B	5,145,708	132,082	132.82	June 1, 2003 - June 30, 2005

Total	10,944,588	289,952

        Each warrant entitles the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. The exercise price as well as the number of new shares that each warrant entitles to subscribe for may be recalculated as a consequence of share issues, cash dividends, etc.

        Series A warrants are exercisable. On December 9, 2002, series A warrants were listed on the Helsinki Exchanges, and an employee can sell series A warrants on the stock exchange, at a price determined by public quotes. However, option holders may exercise their options no later than June 30, 2005. In 2003, according to the said terms, the exercise price of the series A warrants was adjusted by the 2002 dividend per share.

        The subscription rights could be exercised with series B warrants provided that Sonera's cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2002 was at least EUR 1.66 and that Sonera's operating profit in relation to net sales (under Finnish GAAP) was at least 15 percent, on the average, during the same period; and finally that the employee did not leave Sonera before June 1, 2003 (for other than retirement or death). For Sonera's top management, exercise of the series B warrants was also contingent upon Sonera's share price development exceeding the reference index for a peer group of companies. In May 2003, the Board of Directors of TeliaSonera concluded that the said parameters were not reached and all series B warrants were cancelled.

        If fully exercised, warrants outstanding as of December 31, 2003 in the 2002/2005 option scheme will entail an increase in share capital of approximately SEK 29 million, equal to a 0.2 percent increase in the number of shares.

        The fair value, in total SEK 49.4 million, of all 10,944,588 warrants issued in the exchange offer was recognized in 2002 as part of the purchase price for the merger. The fair value, in total SEK 0.7 million, of all 289,952 warrants issued in the mandatory redemption offer, was recognized as part of the adjusted purchase price calculation (see note "Merger with Sonera Oyj"). The assumptions used in calculating the fair value of the 2002/2005 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used in calculating the fair value were as follows.

	2003	2002
Fair market value of underlying share (SEK)	29.50	34.70
Expected volatility of underlying share (%)	50.0	50.0
Expected dividend yield (SEK)	0.74	0.73
Risk-free interest rate for expected term (%)	5.5	5.5
Expected life of warrants (years)	2.39	2.58

        A summary of the series 2002/2005 option schemes as of and changes in the years ended December 31, 2003 and 2002 is presented below:

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2005:A
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	5,798,880	72.02	6.78
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	5,798,880	72.02
Granted (exercise price higher than the share market price)	157,870	72.02	3.77
Exercised	—	—
Forfeited	-100	—
Warrants outstanding on December 31, 2003	5,956,650	71.62
Warrants exercisable on December 31,
2002	5,798,880	72.02
2003	5,956,650	71.62
Series 2002/2005:B
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	5,145,708	132.82	1.96
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	5,145,708	132.82
Granted (exercise price higher than the share market price)	132,082	132.82	0.87
Exercised	—	—
Cancelled	-5,277,790	—
Warrants outstanding on December 31, 2003	—	—
Warrants exercisable on December 31, 2002 and 2003	—	—

2002 stock option scheme—series 2002/2008:A-F and 2002/2010:A-F

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

	Number of warrants
Series	Issued in the exchange offer	Issued in the redemption offer	Exercise price per share (SEK)	Subscription period
2002/2008:A	2,433,350	73,800	347.38	November 2, 2002 - May 31, 2008
2002/2008:B	2,433,350	73,800	347.38	May 2, 2003 - May 31, 2008
2002/2008:C	4,866,700	147,600	347.38	May 2, 2004 - May 31, 2008
2002/2008:D	30,600	3,600	108.17	November 2, 2002 - May 31, 2008
2002/2008:E	30,600	3,600	108.17	May 2, 2003 - May 31, 2008
2002/2008:F	61,200	7,200	108.17	May 2, 2004 - May 31, 2008
2002/2010:A	915,146	2,501	49.09	November 2, 2002 - May 31, 2010
2002/2010:B	915,146	2,501	49.09	May 2, 2003 - May 31, 2010
2002/2010:C	1,830,292	5,002	49.09	May 2, 2004 - May 31, 2010
2002/2010:D	571,500	3,000	33.64	November 2, 2002 - May 31, 2010
2002/2010:E	571,500	3,000	33.64	May 2, 2003 - May 31, 2010
2002/2010:F	1,143,000	6,000	33.64	May 2, 2004 - May 31, 2010

Total	15,802,384	331,604

        Each warrant entitles the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. The exercise price as well as the number of new shares that each warrant entitles to subscribe for may be recalculated as a consequence of share issues, cash dividends, etc.

        Holders of warrants of series 2002/2008:A, 2002/2008:B, 2002/2008:D, 2002/2008:E, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E are not entitled to subscribe for shares in TeliaSonera unless the development of the value of the Sonera share during the period April 1, 1999 - December 31, 2002 exceeds the development of the value of the reference index for a peer group of companies during the same period or unless the development of the value of the Sonera share during the period April 1, 1999 - December 31, 2003 exceeds the development of the value of the reference index during the same period. On February 10, 2004, the Board of Directors of TeliaSonera concluded that the said parameters were not reached and consequently decided that holders of warrants of series 2002/2008:A, 2002/2008:B, 2002/2008:D, 2002/2008:E, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E are not entitled to subscribe for shares in TeliaSonera.

        Holders of warrants of series 2002/2008:C, 2002/2008:F, 2002/2010:C and 2002/2010:F are not entitled to subscribe for shares in TeliaSonera unless the development of the value of the Sonera share during the period April 1, 1999 - December 31, 2003 exceeds the development of the value of the reference index for a peer group of companies during the same period.

        If fully exercised, warrants outstanding as of December 31, 2003 in the 2002/2008 and 2002/2010 option schemes will entail an increase in share capital of approximately SEK 73 million, equal to a 0.5 percent increase in the number of shares.

        The fair value, in total SEK 177.5 million, of all 15,802,384 warrants issued in the exchange offer was recognized in 2002 as part of the purchase price. The fair value, in total SEK 0.9 million, of all 331,604 warrants issued in the mandatory redemption offer, was recognized as part of the adjusted purchase price calculation for the merger (see note "Merger with Sonera Oyj"). The assumptions used in calculating the fair value of the 2002/2008 and the 2002/2010 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used were as follows.

	2003	2002
Series 2002/2008:A-F
Fair market value of underlying share (SEK)	29.50	34.70
Expected volatility of underlying share (%)	50.0	50.0
Expected dividend yield (SEK)	1.67	1.74
Risk-free interest rate for expected term (%)	5.5	5.5
Expected life of warrants (years)	5.31	5.49
Series 2002/2010:A-F
Fair market value of underlying share (SEK)	29.50	34.70
Expected volatility of underlying share (%)	50.0	50.0
Expected dividend yield (SEK)	2.20	2.48
Risk-free interest rate for expected term (%)	5.5	5.5
Expected life of warrants (years)	7.31	7.49

        A summary of the 2002/2008 and 2002/2010 stock option schemes as of and changes in the years ended December 31, 2003 and 2002 is presented below:

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2008:A-C
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	9,733,400	347.38	2.26
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	9,733,400	347.38
Granted (exercise price higher than the share market price)	295,200	347.38	1.27
Exercised	—	—
Forfeited	-584,000	—
Warrants outstanding on December 31, 2003	9,444,600	347.38
Warrants exercisable on December 31, 2002 and 2003	—	—

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2008:D-F
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	122,400	108.17	10.53
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	122,400	108.17
Granted (exercise price higher than the share market price)	14,400	108.17	7.04
Exercised	—	—
Forfeited	-35,000	—
Warrants outstanding on December 31, 2003	101,800	108.17
Warrants exercisable on December 31, 2002 and 2003	—	—
Series 2002/2010:A-C
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	3,660,584	49.09	24.23
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	3,660,584	49.09
Granted (exercise price higher than the share market price)	10,004	49.09	18.50
Exercised	—	—
Forfeited	-241,352	—
Warrants outstanding on December 31, 2003	3,429,236	49.09
Warrants exercisable on December 31, 2002 and 2003	—	—
Series 2002/2010:D-F
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price lower than the share market price)	2,286,000	33.64	28.65
Exercised	—	—
Forfeited	—	—
Warrants outstanding on December 31, 2002	2,286,000	33.64
Granted (exercise price lower than the share market price)	12,000	33.64	22.35
Exercised	—	—
Forfeited	-52,000	—
Warrants outstanding on December 31, 2003	2,246,000	33.64
Warrants exercisable on December 31, 2002 and 2003	—	—

Profit-sharing system

        The subsidiary Telia Finans AB made provisions totaling SEK 3 million, SEK 1 million and SEK 1 million for costs of employee profit-sharing for the years 2003, 2002 and 2001, respectively.

37.   Restructuring Costs

        TeliaSonera has engaged, and may continue to engage, in restructuring activities, which require management to utilize significant estimates related to realizable values of assets made redundant or obsolete (see note "Depreciation, Amortization and Write-Downs") and expenses for severance and other employee separation costs, lease cancellation and other exit costs. Should the actual amounts differ from these estimates, usage of restructuring provisions could be materially impacted.

Implementation of post-merger integration synergies in the international carrier operations

        To realize post-merger synergy gains, management in 2003 decided to integrate the international carrier operations previously run separately by Telia and Sonera. Overlapping operations will be phased out and the traffic moved over from leased capacity to the wholly owned network. Parts of Sonera's operations in the United Kingdom, the United States, Sweden and Germany have been closed down. Under this program TeliaSonera recorded integration provisions, but to some extent costs were also expensed as incurred. The integration efforts also incurred impairment charges related to network capacity and equipment. The program is expected to be completed by the end of 2005.

        Each of the elements of the international carrier integration costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the integration costs and related cash outflows were as follows.

SEK in millions	Integration charges 2003	Cash outflow 2003	Change in integration provision 2003
Integration provision, beginning of period	—	—	—
Workforce reduction	27	-10	17
Leasing and service contracts, technical sites	211	-3	208
Leasing contracts, offices	66	-4	62
Dismantling of technical sites and offices	19		19
Other costs	16	-1	15
Exchange rate differences, timing effects	—	—	6

Integration provision, end of period	—	—	327

Workforce reduction	8	-8
Leasing and service contracts, technical sites	3	-3
Leasing contracts, offices	4	-4
Dismantling of technical sites and offices	9	-9
Write-downs of tangible fixed assets	54	—

Total charges/total cash outflow	417	-42

Redundancies in the Swedish, Finnish and Lithuanian operations

        The organization and control models introduced in 2003 have significantly increased efficiency and created potential to eliminate duplicate functions within several areas, like product and service development. Efficiency was also enhanced within administration and certain support functions.

        The management of TeliaSonera Sweden under this program established a redundancy of approximately 1,200 employees, including 500 hired personnel. TeliaSonera has negotiated with the trade unions to determine which of the permanent employees are affected by the redundancy. Of these employees, approximately 300 have left TeliaSonera Sweden or been redeployed within the Group. The remaining redundancies are handled through natural attrition, tailored pension plans and within the framework of Telia Resources and Redeployment, which manages redundancies in wholly-owned Swedish operations. At year-end 2003, 376 employees were part of the redundancy program. In

Finland, a redundancy of 400 employees was determined after negotiations with the employee organizations. 176 permanent employees were given notice and the remainder of the reduction is handled through pension plans, non-renewal of temporary contracts and redeployment within the Group.

        In the Lithuanian fixed-line operations an efficiency enhancement program was started in 2003 to further reduce personnel, operating costs and CAPEX. In the second half of the year, the number of employees was reduced by 478 to 3,586 at year-end. The Lithuanian program also incurred impairment charges related to real estate, network capacity and equipment.

        Each of the elements of the Swedish, Finnish and Lithuanian restructuring costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the restructuring costs and related cash outflows were as follows.

SEK in millions	Restructuring charges 2003	Cash outflow 2003	Change in restructuring provision 2003
Restructuring provision, beginning of period	—	—	—
Workforce reduction	435	-44	391
Other costs	4	-4	0
Reversal, not utilized	—	—	-28
Reclassification to pension provision	—	—	-173

Restructuring provision, end of period	—	—	190

Write-downs and discards of tangible fixed assets	120	—

Total charges/total cash outflow	559	-48

New focus for the Danish fixed network operations

        The Danish fixed network operations were reviewed during 2002 in order to value their assets and determine a new focus. Looking forward, the operations will be focused on telephony sales to businesses and consumers and wholesale network capacity to operators and service providers. Unprofitable products have been discontinued or frozen. Frozen operations will continue to serve current customers. Most of the workforce reduction was effectuated in the last few months of 2002, when the number of employees was reduced by approximately 100 people and consultants and temporary staff were reduced by more than 100 people. In terms of product offerings and workforce the restructuring program gained full effect at the end of 2003. Settlement of leasing and other contracts will take place during the next three-year period.

        Each of the elements of the Danish fixed network refocusing costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the refocusing costs and related cash outflows were as follows.

SEK in millions	Restructuring charges 2002	Cash outflow 2002	Change in restructuring provision 2002	Cash outflow 2003	Change in restructuring provision 2003
Restructuring provision, beginning of period	—	—	—	—	486
Workforce reduction	45	—	45	-54	-54
Leasing and service contracts, technical sites	113	-39	74	-29	-29
Leasing contracts, offices	11	—	11	-22	-22
Dismantling of technical sites and offices	157	—	157	-19	-19
Other costs	193	—	193	-105	-105
Exchange rate differences	—	—	6	—	-7

Restructuring provision, end of period	—	—	486	—	250

Write-downs and discards of intangible and tangible fixed assets	3,033	—	—

Total charges/total cash outflow	3,552	-39		-229

Strategic refocusing of the international carrier operations

        In 2002, TeliaSonera completed a comprehensive review of its international carrier operations. Management decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of the restructuring program, Management decided to close down Telia International Carrier's Asian operations as well as its domestic voice reseller business in the United Kingdom and Germany, discontinue offering domestic network services in the United States and terminate its co-location business. TeliaSonera has also centralized Telia International Carrier's sales, administration and customer care resources to Sweden. The strategic refocusing and restructuring will also enable Telia International Carrier to substantially scale down the number of offices and technical facilities, as well as lead to reduced operation and maintenance costs and leased lines. Management also estimates that, as part of the restructuring, Telia International Carrier will reduce its original workforce of approximately 800 persons by more than 50 percent. As of December 31, 2002 and 2003, the number of employees was 736 and 475, respectively. Most of the restructuring provision is expected to be used in 2004 and the remaining part will be used later during the phase-out of long-term contracts.

        Each of the elements of the carrier restructuring costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the carrier restructuring costs and related cash outflows were as follows.

SEK in millions	Restructuring charges 2002	Cash outflow 2002	Change in restructuring provision 2002	Cash outflow 2003	Change in restructuring provision 2003
Restructuring provision, beginning of period	—	—	—	—	3,854
Workforce reduction	303	-40	263	-165	-165
Leasing and service contracts, technical sites and land	2,860	-66	2,794	-827	-827
Leasing contracts, offices	186	-2	184	-31	-31
Dismantling of technical sites and offices	230	—	230	-55	-55
Customer compensation	233	—	233	-66	-66
Legal and similar fees	151	-1	150	-15	-15
Timing effects	—	—	—	—	99
Reversal, not utilized	—	—	—	—	-427
Exchange rate differences	—	—	—	—	-100

Restructuring provision, end of period	—	—	3,854	—	2,267

Write-downs of intangible and tangible fixed assets	5,307	—		—
Write-downs of financial fixed assets	824	—		—

Total charges/total cash outflow	10,094	-109		-1,159

        Lower than expected restructuring costs, mainly due to the French operations but also to redundancies in Sweden and certain customer contracts, enabled a reversal of the restructuring reserve.

Streamlining the core business

        At the beginning of 2002, Management started a program to streamline the core business. Under this program TeliaSonera recorded restructuring provisions, but to a large extent costs were also expensed as incurred. In Sweden, substantial efficiency measures and restructuring efforts mainly focused on sales and distribution channels, concentrating customer services in fewer locations, streamlining the delivery process and increasing sales of standardized products and services through web and interactive voice response. Products with unsatisfactory profitability were removed as offerings.

        Telia Resources and Redeployment handles redundancies in wholly-owned Swedish operations and will support redundant employees in finding new employment either within or outside the Group for the statutory period of notice as well as a further six months, although for a period of no less than ten months in all. Costs incurred chiefly include re-training, but also severance pays and early-retirement costs. In 2002 the number of employees in Sweden decreased by 774, as a result of the streamlining efforts. An additional 323 employees within Telia Resources and Redeployment were identified as redundant at year-end 2002, of which 240 left the unit in 2003. During the streamlining efforts, a freeze was imposed on the employment of permanent staff and also on the employment of temporary staff and consultants. At year-end 2002, the number of consultants used as employee substitutes had been brought down by almost 50 percent to 400.

        Some of the measures taken involved closing down of operations, like Vimera (customer training) and Time (accounting services) within TeliaSonera Holding and part of the portal business and payment and security services within the former business area Telia Internet Services, the latter including equipment being written-off due to economic obsolescence. Furthermore some 30 retail outlets in Telia Mobile Finland were transferred to a new owner.

        Except write-off items, which are non-cash in nature, each element of the streamlining effort costs would result in immediate or future cash outflows. The material elements of these streamlining effort costs and related cash outflows were as follows.

SEK in millions	Restructuring charges 2002	Cash outflow 2002	Change in restructuring provision 2002	Cash outflow 2003	Change in restructuring provision 2003
Restructuring provision, beginning of period	—	—	—	—	287
Workforce reduction	389	-75	314	-194	-194
Other	53	-2	51	-14	-14
Reversal, non-utilized	—	—	-78	—	-20

Restructuring provision, end of period	—	—	287	—	59

Workforce reduction	302	-302		—
Administrative support systems write-off	57	—		—
Customer and Internet services equipment write-off	114	—		—

Total charges/total cash outflow	915	-379		-208

Close-down of satellite-related activities

        At the end of 2001, Management decided on a plan to cease TeliaSonera's Swedish-based satellite-related activities. This plan involved the termination of employees, evaluating the usefulness of satellite station equipment, terminating contractual commitments and incurring legal, accounting and similar fees. The close-down was completed in 2003.

        The satellite division employees included operating and product development personnel and corporate staff. The restructuring plan affected a total of 48 employees who gradually ceased their services.

        Upon evaluation of the satellite station equipment, Management's decision to no longer pursue the satellite activities resulted in the equipment having no further economic use and was written off. Termination of various satellite capacity contracts triggered penalty payments.

        Each of the elements of satellite restructuring costs would result in future cash outflows except for equipment write-off, which is non-cash in nature. The material elements of satellite restructuring costs and related cash outflows were as follows.

SEK in millions	Restructuring charges 2001	Cash outflow 2002	Change in restructuring provision 2002	Cash outflow 2003	Change in restructuring provision 2003
Restructuring provision, beginning of period	—	—	455	—	85
Workforce reduction	39	-19	-19	-6	-6
Leasing contracts, satellite capacity	357	-192	-192	-79	-79
Site restoration, customer compensation, other costs	59	-21	-21	—	—
Reversal, non-utilized	—	—	-138	—	—

Restructuring provision, end of period		—	85	—	—

Satellite station equipment write-off	45	—		—

Total charges/total cash outflow	500	-232		-85

        Due to partial transfer of satellite capacity for international telephony to be used in the international carrier operations, the costs for terminating leasing contracts have been reduced.

38.   Auditors' Fees

        The following remuneration was paid to auditors and accounting firms for audits and other reviews based on applicable legislation and for advice and other assistance resulting from observations in the reviews. Remuneration was also paid for independent advice, using Group auditors or other audit firms, in the fields of Tax/Law and Corporate Finance as well as other consulting services. Audit fees to other accounting firms refer to consolidated companies not audited by the Group auditors.

	January-December
SEK in millions
	2003	2002	2001
Ernst & Young AB
Audits	28	28	25
Independent advice	18	37	30

Total	46	65	55
KPMG Bohlins AB
Audits	25	—	—
Independent advice	15	—	—

Total	40	—	—
Swedish National Audit Office
Audits	0	0	0

Total	0	0	0
Other accounting firms
Audits	10	4	0
Independent advice	6	2	8

Total	16	6	8

Total	102	71	63

        The information concerns significant Group units inside and outside Sweden. Audit services were performed by auditors and accounting firms appointed by the Group units.

39.   Value Added

        Value added is a measure of the TeliaSonera Group's productive efforts, in other words the increase in value achieved by business activities. Value added consists of the Group's net sales less the cost of purchased goods and services. Value added is divided among the Group's stakeholders: the employees, creditors, Governments, and the shareholders. The remainder is retained in the Group to cover the cost of wear and tear on machinery, equipment, and installations (depreciation) and to enable further expansion of the business.

        The Group also serves as a collector of value-added tax, the indirect tax levied on the value added by the Group. To provide a comprehensive view of the Group's contribution to the state, a measure of value added adjusted for such tax effects is also presented.

	January-December
	2003			2002	2001
	Total (SEK in millions)	Total (%)	SEK thousand/ employee	Total (SEK in millions)	Total (SEK in millions)
Net sales	82,425	100	3,147	59,483	57,196
Cost of purchased goods and services	-41,786			-36,031	-33,130
Other revenues and expenses, net	1,804			-5,569	560

Total goods and services	-39,982	-49	-1,526	-41,600	-32,570

Value added	42,443	51	1,621	17,883	24,626
Value-added tax collected	21,608			15,885	14,953
Value-added tax paid	-11,297			-9,858	-8,830

Adjusted value added	52,754		2,014	23,910	30,749

        Value added was distributed among the Group's stakeholders as follows.

	January-December
	2003			2002	2001
	Total (SEK in millions)	Total (%)	SEK thousand/ employee	Total (SEK in millions)	Total (SEK in millions)
To employees
Total salaries and wages	8,460	20	323	6,732	8,852
Employer's social security contributions	1,950	5	75	1,804	2,614
Less: capitalized salaries and employer's social security contributions	-2	-0	-0	-74	-139

Total	10,408	25	398	8,462	11,327
To creditors
Interest etc.	1,415	3	54	1,202	1,110
To Governments
Income taxes	3,850	9	147	-3,619	2,917
To shareholders
Dividend (for 2003 as proposed by the Board)	4,675	11	178	1,870	600
Retained by the Group
Depreciation and amortization	17,707	42	676	20,844	13,975
Other	4,388	10	168	-10,876	-5,303

Total	22,095	52	844	9,968	8,672

Value added	42,443	100	1,621	17,883	24,626
Value-added tax recorded	10,311			6,027	6,123

Adjusted value added	52,754		2,014	23,910	30,749

        Dividends to shareholders equaled 11.0 percent of value added in 2003, 10.5 percent in 2002 and 2.4 percent in 2001. Dividends to shareholders also equaled 44.9 percent of the Group's total salaries and employer's social security contributions in 2003, 22.1 percent in 2002 and 5.3 percent in 2001.

40.   Merger with Sonera Oyj

        As discussed in note "Changes in Group Composition" above, TeliaSonera obtained sole record and beneficial ownership of all Sonera shares during 2003. The preliminary purchase price calculation and the preliminary purchase price allocation presented in TeliaSonera's Annual Report for 2002 have been adjusted accordingly. Further, some additional adjustments have been made, as described below.

Purchase price calculation

        The aggregate purchase price was calculated as follows.

SEK in millions	December 31, 2003	Adjustments in 2003	December 31, 2002
Fair value of TeliaSonera shares issued in exchange for Sonera shares	57,728	2,050	55,678
Fair value of TeliaSonera warrants issued in exchange for Sonera warrants	228	1	227
Value of Sonera shares and warrants acquired for cash	495	495	—
Transaction related expenses	637	15	622

Total purchase price consideration	59,088	2,561	56,527

        TeliaSonera shares issued to Sonera shareholders in the mandatory redemption offer have been valued based on the quoted closing market price at Stockholmsbörsen (Stockholm Stock Exchange) on February 10, 2003, the date when TeliaSonera's Board of Directors decided to issue the new shares, in accordance with the authorization by the General Meeting of shareholders.

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

        Sonera shares and warrants acquired for cash in the mandatory redemption offer have been valued based on the share price and the warrant prices set out in the mandatory redemption offer prospectus. Sonera shares acquired for cash in the compulsory acquisition proceeding have been valued based on the redemption price determined by the arbitral panel plus accrued interest.

        Final transaction related expenses capitalized by TeliaSonera as a result of the merger represent bankers' fees as well as transaction related legal and accounting fees, prospectus printing expenses and other fees and expenses.

Purchase price allocation

        The excess of purchase price consideration over the value of Sonera's net assets, fair value adjustments and goodwill are as follows.

SEK in millions	December 31, 2003	Adjustments in 2003	December 31, 2002
Total purchase price consideration	59,088	2,561	56,527
Less: value of Sonera's net assets under IAS	-17,235	-857	-16,378

Excess of purchase price consideration over value of Sonera's net assets	41,853	1,704	40,149
Less: Identified intangibles at fair value:
Trade names	-1,690	-144	-1,546
Licenses and patents	-2,349	-118	-2,231
Subscriber contracts	-723	-36	-687
Less: Fair value adjustment of computer software	-271	-18	-253
Less: Fair value adjustment of real estate and plant and machinery	-803	-12	-791
Less: Fair value adjustment of investments in associated companies and other equity holdings	-7,888	2,234	-10,122
Add-back: Fair value adjustment of pension obligations	398	19	379
Deferred tax	715	-2,911	3,626

Goodwill	29,242	718	28,524

        In connection with finalizing the preliminary purchase price allocation TeliaSonera also recognized that certain deferred taxes included in the preliminary purchase price allocation would never crystallize and, therefore, deferred tax liabilities of SEK 3,919 million and deferred tax assets of SEK 545 million were reversed. TeliaSonera also finalized the allocation of goodwill to the various businesses directly and indirectly acquired in the merger with Sonera resulting, among others, in a reduction of goodwill allocated to the shares in Turkcell Iletisim Hizmetleri A.S. by SEK 2,618 million with a commensurate increase in residual group goodwill. Other adjustments mainly reflect the remaining five percent share of Sonera assets acquired and obligations assumed in 2003.

        There were no purchased in-process research and development assets acquired.

41.   Specification of Shareholdings and Participations

Associated companies

				Equity participation for consolidation in the Group		Book value in each parent company
Associated company, Corp. Reg. No., registered office	Participation (%)	Number of shares	Par value in local currency (in millions)
				2003	2002	2003	2002
				SEK in millions
Parent company holdings
Swedish companies
Overseas Telecom AB, 556528-9138, Stockholm	65	1,180,575	SEK 118	426	151	198	—
isMobile AB, 556575-0014, Luleå	50	996,008	SEK 0	0	17	0	12
Slottsbacken Venture Capital KB, 969626-1313, Stockholm	50	—	SEK —	8	85	8	85
Telefos AB, 556523-6865, Stockholm	49	4,900,000	SEK 0	0	0	197	197
Lokomo Systems AB, 556580-3326, Stockholm	40	676,504	SEK 0	1	3	0	11
INGROUP Holding AB (publ), 556595-2941, Stockholm	37	228,262	SEK 16	0	37	0	43
TiFiC AB, 556578-3973, Gothenburg	30	1,422,965	SEK 0	0	4	2	7
eWork Scandinavia AB, 556587-8708, Stockholm	29	220,677	SEK 0	4	6	5	13
Service Factory SF AB, 556575-5682, Stockholm	27	388,000	SEK 0	0	9	15	15
Geyser Interactive Learning AB (publ), 556556-9752, Stockholm	27	62,375	SEK 1	0	0	0	0
Intermezzon AB, 556541-8885, Gothenburg	25	7,338,707	SEK 0	0	2	0	0
COOP Bank AB (publ), 516406-0005, Stockholm	20	200,000	SEK 20	0	0	0	0-
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm	20	400	SEK 0	3	1	3	3
Other operating, dormant and divested companies				0	8	0	4
Companies outside Sweden
OAO Telecominvest, St. Petersburg	26	4,262,165	RUR 43	814	807	700	700
Drutt Corp., Wilmington, DE	25	1,000,000	USD 0	7	15	15	26
Infonet Services Corp., 954148675, El Segundo, CA	20	94,367,361	USD 1	1,038	2,732	1,201	2,087
Other operating, dormant and divested companies				0	93	0	228

Total						2,344	3,431

				Equity participation for consolidation in the Group		Book value in each parent company
Associated company, Corp. Reg. No., registered office	Participation (%)	Number of shares	Par value in local currency (in millions)
				2003	2002	2003	2002
				SEK in millions
Subsidiaries' holdings
Swedish companies
Svenska UMTS-nät AB, 556606-7996, Stockholm	50	501,000	SEK 50	489	498	500	500
SmartTrust AB, 556179-5161, Stockholm	46	111,000,000	SEK 1	78	142	140	277
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
Lattelekom SIA, 000305278, Riga	49	71,581,000	LVL 72	612	1,006	1,025	1,340
AS Eesti Telekom, 10234957, Tallinn	49	67,317,756	EEK 673	2,385	2,379	2,144	196
Punwire Paging Services Ltd, Chandigarh	49	14,699,780	INR 147	0	0	0	0
Turkcell Holding A.S., Istanbul	47	214,871,670,000	TRL 214,871,670	7,856	7,897	1	0
Turkcell Iletisim Hizmetleri A.S., Istanbul	13	65,370,950,001	TRL 65,370,950	4,353	4,277	1	0
Telekolmio Oy, 0785319-6, Hämeenlinna	40	3,200	EUR 1	26	—	29	—
OAO MegaFon, 7812014560, Moscow	36	2,207,204	RUR 20	2,213	2,320	409	395
Helsingin GSM-Palvelut Oy, 1546079-8, Helsinki	35	700	EUR 0	11	9	1	1
AUCS Communications Services v.o.f., Hoofddorp	33	—	EUR 159	64	0	0	0
Suomen Numerot NUMPAC Oy, 1829232-0, Helsinki	33	4,000	EUR 0	1	—	0	—
UAB TietoEnator Consulting, 2594163, Vilnius	26	4,160	LTL 0	3	—	0	—
Operators Clearing House A/S, 18936909, Copenhagen	25	250	DKK 0	2	3	0	1
Eltel Networks Länsi Oy, 0731522-4, Paimio	21	11,430	EUR 0	7	—	6	—
Other operating, dormant and divested companies				0	526	0	985

Total				20,401	23,027

        In 2003, the share of voting power in Overseas Telecom AB was reduced to 42 percent and the company is no longer a subsidiary. The comparative year value of equity participation in Overseas Telecom refers to Overseas' participations in its associated companies MTN Uganda Ltd and Mobile Telecommunications Ltd (MTC) in Namibia.

        The share of voting power in Infonet Services Corp. 21 percent. OAO Telecominvest owns an additional 31 percent of the shares in OAO MegaFon. Turkcell Holding A.S. owns 51 percent of the shares in Turkcell Iletisim Hizmetleri A.S.

        The parent company's and subsidiaries' respective holdings of associated companies for the comparative year chiefly related to restructuring and companies divested. In 2003, the parent company's and a subsidiary's shares in AS Eesti Telekom were transferred to the subsidiary Baltic Tele AB, which now owns the Group's total holding of 49 percent of the shares in Eesti Telekom. The parent company's shares in OAO MegaFon were transferred to a subsidiary. The former associated company Loimaan Seudun Puhelin Oy became a subsidiary in 2003. Divestitures in 2003 included Marakanda Marknadsplats AB, Maila Nordic AB and Suomen Erillisverkot Oy. Letemell AB was liquidated. The holdings in Netia S.A. and Metro One Telecommunications, Inc. decreased to the extent that these entities were no longer associated companies. Later on the remaining shares in Netia S.A. were sold. Altogether, the Group's equity participation in the named companies amounted to SEK 627 million and the book value in each parent company to SEK 1,217 million.

Other holdings of securities

				Book/fair value for consolidation in the Group		Book value in each parent company
Company, Corp. Reg. No., registered office	Participation (%)	Number of shares	Par value in local currency (in millions)
				2003	2002	2003	2002
				SEK in millions
Parent company holdings
Swedish companies
Wireless MainGate AB, 556551-9690, Karlskrona	16	11,288,788	SEK 0	0	0	0	8
Taste Now AB, 556584-8602, Stockholm	16	400	SEK 0	0	0	0	0
NGF NetGame Factory AB, 556588-3344, Stockholm	10	147,000	SEK 0	0	6	0	6
Slottsbacken Fund Two KB, 969660-9875, Stockholm	18	—	SEK —	5	7	5	7
Hyglo AB, 556601-6761, Stockholm	8	16,800	SEK 0	0	—	0	—
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
Digital Telecommunications Philippines Inc., Manila-Quezon City	9	600,000,000	PHP 600	40	40	40	40
Vision Capital L.P., LP64, Saint Helier	6	—	USD 2	3	18	3	18
Reach-U Holding Oyj, 1700628-1, Helsinki	3	673,872	EUR 0	0	0	0	0
Eutelsat S.A., B422551176, Paris	1	7,461,620	EUR 7	67	67	67	62
Atrica, Inc., 770532447, Santa Clara, CA	1	249,377	USD 0	0	10	0	10
Intelsat, Ltd., Bermuda	0	1,566,190	USD 2	7	7	7	7
Other operating, dormant and divested companies				0	76	0	99

Total						122	257

				Book/fair value for consolidation in the Group		Book value in each parent company
Company, Corp. Reg. No., registered office	Participation (%)	Number of shares	Par value in local currency (in millions)
				2003	2002	2003	2002
				SEK in millions
Subsidiaries' holdings
Swedish companies
Nerileran AB, 556293-1799, Karlstad	18	22,397	SEK 0	0	10	0	10
Incirco AB, 556575-8546, Stockholm	16	327,807	SEK 0	0	0	0	0
Internetprint Nordic AB, 556549-3342, Malmö	14	216,667	SEK 0	0	0	0	0
Other operating, dormant and divested companies				0	11		11
Subsidiaries' holdings
Companies outside Sweden
Digia Oy, 1073758-3, Helsinki	15	51,833	EUR 0	49	60	49	60
Eveo Inc., C2175136, San Francisco, CA	10	2,000,000	USD 0	0	21	0	21
Juniper Financial Corp., Wilmington, DE	8	7,464,280	USD 0	7	16	7	16
Oy Finnet International Ab, 0946082-0, Helsinki	7	236	EUR 0	8	—	8	—
Metro One Telecommunications, Inc., 930995165, Beaverton, OR	7	1,635,000	USD —	26	—	26	—
CellGlide Ltd., 04573898, London	6	136,081	GBP 0	11	15	11	15
Dejima, Inc., C2335702, Palo Alto, CA	5	—	USD 0	0	16	0	16
Fonecta Group Oy, 1747839-3, Helsinki	4	427,000	EUR 0	3	—	3	—
Codetoys Oy, 1082133-9, Espoo	3	636,851	EUR 0	0	17	0	17
Santapark Oy, 1095079-8, Rovaniemi	3	10,000	EUR 0	2	2	2	2
InPhonic, Inc., Sacramento, CA	4	744,198	USD 0	5	21	5	21
Bytemobile, Inc., C2266090, Mountain View, CA	2	735,476	USD 0	4	10	4	10
Radiolinja Eesti AS, 10261411, Tallinn	2	8	EEK 0	1	—	1	—
PacketVideo Corp., C2119477, San Diego, CA	1	262,467	USD 0	1	29	1	29
Helsinki Halli Oy, 1016235-3, Helsinki	1	36	EUR 0	4	4	4	4
Digital Media & Communications II L.P., Boston, MA	0	—	USD —	16	84	16	84
Allegis Capital, LLC, 199817710056, San Francisco, CA	0	—	USD —	0	66	0	66
Intellect Capital Ventures, Palo Alto, CA	0	—	USD —	24	56	24	56
TelAdvent LP, Boston, MA	0	—	USD —	15	37	15	37
Magnum Communications L.P., Cayman Islands	0	—	USD —	11	29	11	29
Diamondhead Ventures, L.P., 200000500011, Menlo Park, CA	0	—	USD —	4	18	4	18
Wideray Corp., C2261105, San Francisco, CA	0	—	USD 0	0	10	0	10
Siennax International B.V., Amstelveen	0	1,841,211	EUR 0	9	9	9	9
Phonetic Systems Ltd., Petach Tikva	0	339,506	ILS 0	0	59	0	59
Kiinteistö Oy Mechelininkatu, Helsinki	0	280	EUR 0	1	1	1	1
Kiinteistö Oy Turun Monitoimihalli, 0816425-3, Turku	0	1	EUR 0	1	—	1	—
Technopolis Oyj, 0487422-3, Oulu	0	27,433	EUR 0	1	1	1	1
Participations in real estate and housing companies, Finland	—	—	EUR —	25	29	25	29
Participations in local phone companies, Finland	—	—	EUR —	7	7	7	7
Other operating, dormant and divested companies				0	181	0	188

Total				357	1,050

        The parent company's and subsidiaries' respective holdings of other securities for the comparative year chiefly related to restructuring and companies divested. In 2003, shares in Hyglo AB and Eutelsat S.A. that were previously owned by subsidiaries were transferred to the parent company. Divestitures in 2003 included Netia 1 Sp. z o.o., Done Solutions Oyj, Entrust, Inc., New Skies Satellites N.V., Inmarsat Ventures plc, Ledstiernan AB, Handwise Oy, 724 Solutions, Inc., Zapper Technologies, Inc., Vitaminic S.p.A. and eBay Inc. Peoples Telephone Company Ltd. is owned by Overseas Telecom AB, which became an associated company in 2003. Altogether, the Group's equity participation in the named companies amounted to SEK 271 million and the book value in each parent company to SEK 294 million.

42.   Quarterly Data (unaudited)

2003

SEK in millions, except per share data	Q1	Q2	Q3	Q4	Total
Net sales	20,674	20,603	20,094	21,054	82,425
EBITDA	7,625	9,397	7,571	7,442	32,035
Depreciation, amortization and write-downs	-4,437	-4,374	-4,337	-4,559	-17,707
Income from associated companies	84	-620	419	499	382
Operating income	3,272	4,403	3,653	3,382	14,710
Income after financial items	2,742	4,704	3,353	3,100	13,899
Net income	1,609	2,983	1,792	2,696	9,080
Basic and diluted earnings/loss per share (SEK)	0.35	0.64	0.38	0.58	1.95
Free cash flow	3,891	5,013	5,138	3,309	17,351
Investments	3,375	2,231	1,899	4,613	12,118
of which CAPEX	2,153	1,995	1,889	3,336	9,373
of which acquisitions	1,222	236	10	1,277	2,745

2002

SEK in millions, except per share data	Q1	Q2	Q3	Q4	Total
Net sales	13,885	14,346	14,496	16,756	59,843
EBITDA	3,404	2,760	284	2,973	9,421
Depreciation, amortization and writedowns	-2,707	-3,004	-11,057	-4,076	-20,844
Income from associated companies	12	363	-42	195	528
Operating income	709	119	-10,815	-908	-10,895
Income after financial items	535	-78	-10,964	-1,109	-11,616
Net income	127	30	-10,118	1,894	-8,067
Basic and diluted earnings/loss per share (SEK)	0.04	0.01	-3.37	0.54	-2.58
Free cash flow	-1,107	1,722	2,059	1,203	3,877
Investments	2,053	2,637	1,956	47,792	54,438
of which CAPEX	2,022	2,091	1,783	8,449	14,345
of which acquisitions	31	546	173	39,343	40,093

2001

SEK in millions, except per share data	Q1	Q2	Q3	Q4	Total
Net sales	13,592	14,203	14,431	14,970	57,196
EBITDA	3,378	3,285	3,181	3,455	13,299
Depreciation, amortization and write-downs	-2,410	-2,505	-2,775	-6,285	-13,975
Income from associated companies	-157	208	2,339	3,746	6,136
Operating income	811	988	2,745	916	5,460
Income after financial items	502	909	2,491	906	4,808
Net income	291	250	1,900	-572	1,869
Basic and diluted earnings/loss per share (SEK)	0.10	0.08	0.63	-0.19	0.62
Free cash flow	-3,082	-1,304	-1,527	-593	-6,506
Investments	3,659	5,954	5,965	5,157	20,735
of which CAPEX	3,568	3,666	5,630	4,849	17,713
of which acquisitions	91	2,288	335	308	3,022

43.   Swedish GAAP

Differences in principles

        TeliaSonera's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS). IFRS/IAS differ in certain respects from Swedish law and accounting practices, primarily with respect to the reporting of financial instruments and write-ups of tangible fixed assets.

        Besides Swedish law (Årsredovisningslagen, ÅRL—the Swedish Annual Accounts Act), accounting practices for Swedish publicly quoted companies are governed by standards issued by Redovisningsrådet (the Swedish Financial Accounting Standards Council). These standards are based on IFRS/IAS but still differ from IFRS/IAS in certain respects. However, with reference to TeliaSonera's operations and other relevant circumstances, the accounting principles applied by TeliaSonera do not materially differ from Redovisningsrådet's standards.

Financial instruments

        Swedish law differs from IFRS/IAS mainly with regard to accounting for unrealized value changes in derivatives and publicly quoted securities and accounting for liabilities hedged against changes in fair value (see note "Financial Instruments and Financial Risk Management"). The Swedish Annual Accounts Act (ÅRL) stipulates valuation at the lower of acquisition cost or fair value.

Write-up of tangible fixed assets

        Following an economic life analysis and a subsequent management decision to change the depreciation period for the fixed local access network from 8 years to 20 years and for switching equipment for ADSL customers from 3 years to 10 years, the parent company under ÅRL made a one-off write-up of tangible fixed assets. This method is not allowed under IFRS/IAS.

Income taxes

        Deferred tax assets and liabilities are calculated for all differences between IFRS/IAS and Swedish GAAP, when applicable.

Translation into Swedish GAAP

        Application of U.S. GAAP has the following effects on consolidated net income and shareholders' equity.

	January-December
SEK in millions
	2003	2002	2001
Net income under IFRS/IAS	9,080	-8,067	1,869
Financial instruments	0	-5	-43
Deferred tax	-0	1	12

Net income under Swedish GAAP	9,080	-8,071	1,838

	December 31,
SEK in millions
	2003	2002	2001
Shareholders' equity under IFRS/IAS	112,393	108,829	59,885
Financial instruments	100	88	126
Write-up of tangible fixed assets	4,949	—	—
Deferred tax	-1,414	-26	-36

Shareholders' equity under Swedish GAAP	116,028	108,891	59,975

        The adjustments would have changed certain items in the consolidated income statements and balance sheets. The following table shows summary income statements and balance sheets after the application of Swedish GAAP.

	January-December
SEK in millions, except per share data
	2003	2002	2001
Income statements under Swedish GAAP
Net sales	82,425	59,483	57,196
Operating income	14,710	-10,901	5,460
Income after financial items	13,899	-11,621	4,765
Income taxes	-3,850	3,620	-2,905
Minority interests	-969	-70	-22
Net income	9,080	-8,071	1,838
Basic and diluted earnings/loss per share (SEK)	1.95	-2.58	0.61

	December 31,
SEK in millions
	2003	2002	2001
Balance sheets under Swedish GAAP
Fixed assets	157,801	172,716	94,875
Current assets	37,018	33,854	33,263
Total assets	194,819	206,570	128,138
Shareholders' equity	116,028	108,891	59,975
Minority interests	3,441	5,120	204
Provisions	16,682	18,406	13,102
Long-term liabilities	28,095	34,340	28,118
Current liabilities	30,573	39,813	26,739
Total shareholders' equity and liabilities	194,819	206,570	128,138

44.   Finnish GAAP

        The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

        This annual report has been prepared in accordance with chapter 2, section 6 of the Finnish Securities Markets Act.

        As defined in note "Basis for Presentation;" section "General," TeliaSonera prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS/IAS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS/IAS, relevant to TeliaSonera, are as follows.

Business combinations

        Under Finnish GAAP an acquisition paid through the issue of own shares does not require that the purchase price is determined based on the market value of the issued shares. IFRS/IAS require that the purchase price is determined based on the market value of the issued shares, which often results in the recognition of goodwill and other assets at consolidation and future depreciation and amortization of such amounts. Historically TeliaSonera has not issued own shares at acquisitions but the merger with Sonera involved the issue of own shares.

Impairment of fixed assets and long-term investments

        IFRS/IAS require that if future cash flows are used for recoverability tests these cash flows should be discounted. Finnish GAAP do not exactly define how recoverability tests should be performed.

Financial instruments

        Under Finnish GAAP, derivative financial instruments cannot be recorded at fair value, unless used for hedging purposes. Under IFRS/IAS, all derivatives are recorded in the balance sheet at fair value. The changes in the fair value of derivatives are recorded either in earnings or in a separate component of shareholders' equity, depending on the intended use and designation of the derivative at its inception.

        Under Finnish GAAP, investments in marketable securities should be recorded at the lower of cost or market value and the unrealized changes are recorded in the income statement as write-downs or reversals of write-downs. Under IFRS/IAS, TeliaSonera reports all marketable securities classified as "available-for-sale" at fair value, and records the unrealized gains and losses as a separate component of shareholders' equity, unless there is an impairment, in which case a write-down is recorded in the income statement.

Deferred taxes

        Finnish GAAP do not require the recognition of deferred tax assets for certain temporary differences even if it is apparent that the temporary differences reverses in the foreseeable future. IFRS/IAS require the recognition of a deferred tax asset under such circumstances.

45.   U.S. GAAP

Differences in principles

        TeliaSonera's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS/IAS), which differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP). Application of U.S. GAAP would have affected shareholders' equity as of December 31, 2003, 2002 and 2001 and net income for each of the years in the three-year period ended December 31, 2003. The significant differences between IFRS/IAS and U.S. GAAP as related to TeliaSonera are discussed below.

Revenue recognition

        The SEC Staff Accounting Bulletin No. 104 "Revenue Recognition" (SAB 104) addresses revenue recognition under U.S. GAAP. Under this guidance, revenue earned from access, connection and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 104 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IFRS/IAS, TeliaSonera recognizes this revenue and related costs when the services are provided and the related costs are incurred.

        Under U.S. GAAP, TeliaSonera has adjusted revenues to reflect the deferral of access, connection and similar revenues and subsequent amortization over the estimated customer life of seven years. TeliaSonera has elected not to defer any associated costs and accordingly, as permitted under U.S. GAAP, such costs are expensed as incurred.

Impairment charge

        At the end of 2001, TeliaSonera recorded an impairment charge relating to the impairment of its former business area, Telia International Carrier. Under IFRS/IAS, the business area was written down to its realizable value as determined by discounting the expected future cash flows. Under U.S. GAAP, the test for impairment uses the asset's recoverable amount as determined using expected future undiscounted cash flows. The estimated recoverable (sum of undiscounted cash flows) exceeded the carrying value and therefore no impairment was recognized under U.S. GAAP and accordingly, the impairment charge and the related valuation allowance for deferred tax recognized under IFRS/IAS was reversed.

        During 2002, management determined a new strategic focus for Telia International Carrier. Based on this decision management undertook an additional evaluation of International Carrier assets for impairment test under IFRS/IAS and recognized an impairment charge of SEK 6,131 million. The results of this evaluation also revealed that the sum of expected future undiscounted cash flows was below the related assets carrying value and therefore an impairment charge was also recognized under U.S. GAAP.

Sale and leaseback

        In 1998 and in 2001, TeliaSonera sold certain real estate properties to external buyers, while TeliaSonera group companies stayed on as tenants. The profit from the divestitures was recognized as revenue in its entirety, under IFRS/IAS, because the rental contracts are considered operating leases and the real estate was sold at market value.

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

Stock-based compensation

        Under IFRS/IAS, TeliaSonera does not record an expense with respect to its employee stock option programs, implemented in 2001 and 2002. In 2001, TeliaSonera under U.S. GAAP accounted for employee stock options under the recognition and measurement provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations under this method. In December 2002, FASB Statement No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure" (FAS 148) was issued. FAS 148 amends FAS 123 "Accounting for Stock-Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation under FAS 123. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. FAS 148 became effective for fiscal years ending after December 15, 2002. Under U.S. GAAP, TeliaSonera began expensing the cost of employee stock options in the fourth quarter of 2002 and has elected to use the retroactive restatement method of FAS 148. Accordingly, all prior periods presented have been restated to reflect compensation costs that would have been recognized had the recognition provisions of FAS 123, as amended by FAS 148, been applied to all awards granted to employees.

Alecta/SPP funds

        In 2000, Alecta, a Swedish insurance company formerly called SPP, announced a refund of pension premiums paid. Part of the refund was repaid in cash and the remaining balance could be applied against future premiums, be paid in cash over several years, or be paid in a lump sum. Under IFRS/IAS, TeliaSonera recognized the present value of the total refund as other operating revenue. Under U.S. GAAP, cash refunds are recognized as other operating revenue when received.

Restructuring costs

        Under IFRS/IAS, a provision for restructuring costs is recognized when the general requirements for recording provisions are met. Under U.S. GAAP, a restructuring charge is recorded when a detailed plan for exit costs has been developed and those costs relating to employee termination benefits have been developed in sufficient detail so that employees who may be subject to termination would be aware of the benefit they were to receive upon involuntary termination. U.S. GAAP requires that significant changes in the plan are unlikely. Certain provisions of the restructuring accrual recorded under IFRS/IAS in 2002 related to the workforce reduction and certain other exit costs did not meet the U.S. GAAP requirements and accordingly were reversed. In 2003, the U.S. GAAP requirements related to workforce reduction were met. Under U.S. GAAP, the said other exit costs are recognized as incurred.

Share of earnings in associated companies

        TeliaSonera's share of net income of its associated companies is determined using the equity method and is based on financial statements of the investees prepared in accordance with IAS. This reconciliation item reflects adjustments for the differences between IFRS/IAS and U.S. GAAP relating to the associates.

Financing of associated companies

        TeliaSonera, under IFRS/IAS, records interest costs arising from financing of associated companies in its operations as incurred. U.S. GAAP requires that interest costs be capitalized to the extent that such costs relate to an associated company while the associated company has activities in progress necessary to commence its planned principal activities as prescribed by FASB Statement No. 34 "Capitalization of Interest Costs."

Associated companies in hyperinflationary economies

        Under IFRS/IAS, when the measurement currency for a subsidiary or an associated company is the currency of a hyperinflationary economy, the reported non-monetary assets and liabilities, and equity are restated in terms of the measuring unit current at the balance sheet date. The restated financial statements are translated into SEK at the closing rate. The restating effects are recorded as financial revenue or expense and in income from associated companies, respectively.

        Under U.S. GAAP, the temporal method should be used to translate the financial statements of subsidiaries and equity accounted investees where they are denominated in currencies of highly-inflationary economies. The remeasurement of the financial statements is done as if the reporting currency of the parent had been the functional currency.

Goodwill

        Under IFRS/IAS, TeliaSonera amortizes goodwill and other intangible assets. In accordance with FASB Statement No. 142 "Goodwill and Other Intangible Assets" (FAS 142), goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, TeliaSonera began applying the new accounting rules starting January 1, 2002.

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

Changes in accounting principles

        FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) was effective January 1, 2001. FAS 133 requires that all derivatives be measured at fair value and recognized as either assets or liabilities on the balance sheet. Changes in the fair value of derivative instruments not used for hedging purposes or qualifying as accounting hedges will be recognized in earnings immediately. Changes in the fair value of derivative instruments qualifying as effective accounting hedges will be recognized either in earnings, for hedges of changes in fair value, or in Other Comprehensive Income for hedges of changes in cash flows. The ineffective portion of a derivative instrument's change in fair value is immediately recognized in earnings. Under FAS 133, foreign exchange risks hedged under firm commitments may either be recorded as a fair value hedge or as a cash flow hedge. TeliaSonera classifies and records these hedges as cash flow hedges.

        The transitional rules in IAS 39 and FAS 133 differ somewhat in that under IAS 39, TeliaSonera recorded the changes in accounting principles as an adjustment to the opening balance of shareholders' equity at January 1, 2001. Under U.S. GAAP upon adoption of FAS 133 certain adjusting entries were recorded in earnings in accordance with FAS 133, paragraph 52.

Merger with Sonera Oyj

        Under IFRS/IAS, the TeliaSonera shares issued to Sonera shareholders in the mandatory redemption offer have been valued based on the quoted closing market price of these shares as of the date of the Board of Directors decision to issue new shares, which was February 10, 2003. Under U.S. GAAP, the average market price for a reasonable period before and after the date the terms of a transaction are agreed and announced is to be used in determining the fair value of securities issued. Accordingly, under U.S. GAAP, all TeliaSonera shares issued to Sonera shareholders in consideration for the merger are valued based on a weighted average share price for the five consecutive trading days between March 22 and 28, 2002, which was SEK 36.75 per share. The fair value of TeliaSonera warrants issued to Sonera warrantholders in the mandatory redemption offer has been determined using the same share price and totaled SEK 4 million.

        Furthermore, under IFRS/IAS, the total fair value of TeliaSonera warrants issued has been recorded as part of the purchase price. Under U.S. GAAP, the fair value of fully vested warrants, amounting to SEK 232 million, has been recognized as part of the purchase price consideration, while the fair value of the unvested warrants, totaling SEK 48 million, will be amortized to expense over the future remaining vesting period as stock-based employee compensation cost. In 2003, the compensatory cost was SEK 23 million.

        Adjusted to reflect the completion of the merger, the excess of purchase price consideration over the fair value of Sonera's net assets, the final fair value adjustments and goodwill under U.S. GAAP are as follows.

SEK in millions	December 31, 2003	Adjustments in 2003	December 31, 2002
Fair value of TeliaSonera shares issued	61,520	2,553	58,967
Fair value of TeliaSonera warrants issued	232	4	228
Value of Sonera shares and warrants acquired for cash	495	495	—
Transaction related expenses	637	15	622

Total purchase price consideration	62,884	3,067	59,817
Less: Fair value of Sonera's net assets under U.S. GAAP (based on Sonera's U.S. GAAP reconciliation on December 3, 2002)	-19,054	-953	-18,101

Excess of purchase price consideration over fair value of Sonera's net assets	43,830	2,114	41,716
Less: Identified intangibles at fair value:
Trade names	-1,690	-144	-1,546
Licenses, patents, and roaming and interconnect agreements	-5,782	-290	-5,492
Subscriber contracts	-16,038	-969	-15,069
Less: Fair value adjustment of computer software	-271	-18	-253
Less: Fair value adjustment of real estate and plant and machinery	-777	-12	-765
Less: Fair value adjustment of investments in associated companies and other equity holdings	-6,261	2,479	-8,740
Add-back: Fair value adjustment of pension obligations	539	27	512
Deferred tax	6,125	-1,665	7,790

Goodwill	19,675	1,522	18,153

        Under IFRS/IAS, roaming and interconnect agreements with other operators as well as most of the customer list ("portfolio of customers") do not meet the definition of an intangible asset. Therefore, TeliaSonera under IFRS/IAS has not assigned any value to Sonera's roaming and interconnect agreements and only assigned a limited value to Sonera's customer list, reflecting certain long-term contractual agreements with customers. Under U.S. GAAP, the fair values of roaming and interconnect agreements and the total customer list are recorded as intangible assets and amortized over their economic useful lives.

        Besides different carrying values of Sonera's net assets and of Sonera's investments in associated companies, differences in the methods of calculating the fair value of TeliaSonera shares and warrants issued and the fair value of other intangible assets affect the amount of goodwill from the transaction under U.S. GAAP. Under IFRS/IAS, the purchase price allocated to identifiable assets and liabilities is amortized based on the estimated useful life of the identifiable assets and liabilities. The excess purchase price after this allocation is described as goodwill and recognized as a separate asset. Under IFRS/IAS, TeliaSonera amortizes goodwill arising from the merger over an economic useful life of 20 years. Under U.S. GAAP, goodwill arising in a business combination shall not be amortized.

Income taxes

        Deferred tax assets and liabilities are calculated for all differences between IFRS/IAS and U.S. GAAP, when applicable.

Translation into U.S. GAAP

        Application of U.S. GAAP has the following effects on consolidated net income and shareholders' equity.

	January-December
SEK in millions
	2003	2002	2001
Net income under IFRS/IAS	9,080	-8,067	1,869
Revenue recognition	-325	-147	-239
Impairment charge	—	-3,027	3,027
Sale and leaseback	120	449	-274
Stock-based compensation	-18	-125	-91
Alecta/SPP funds	6	243	138
Restructuring costs	-335	470	—
Share of earnings in associated companies	8	33	29
Financing of associated companies	0	0	-15
Associated companies in hyperinflationary economies	-743	-122	—
Goodwill	4,205	1,804	2
Changes in accounting principles	—	—	4
Merger with Sonera	-2,073	-152	—
Deferred tax	703	-114	-7

Net income under U.S. GAAP	10,628	-8,755	4,443
	December 31,
SEK in millions
	2003	2002	2001
Shareholders' equity under IFRS/IAS	112,393	108,829	59,885
Revenue recognition	-4,428	-4,103	-3,956
Impairment charge	—	—	3,027
Sale and leaseback	-1,076	-1,196	-1,645
Alecta/SPP funds	—	-6	-249
Restructuring costs	135	470	—
Share of earnings in associated companies	41	33	—
Financing of associated companies	3	3	3
Associated companies in hyper inflationary economies	-3,292	-122	—
Goodwill	6,011	1,806	2
Merger with Sonera	1,593	3,138	—
Deferred tax	2,111	1,408	1,522
Exchange rate differences	-1,711	9	—

Shareholders' equity under U.S. GAAP	111,780	110,269	58,589

        The adjustments would have changed certain items in the consolidated income statements and balance sheets. The following tables show summary income statements and balance sheets after the application of U.S. GAAP.

	January-December
SEK in millions, except per share data
	2003	2002	2001
Income statements under U.S. GAAP
Net sales	82,099	59,336	56,957
Income from associated companies	284	809	6,147
Operating income	15,555	-11,472	8,033
Income after financial items	14,744	-12,190	7,390
Income taxes	-3,147	3,505	-2,925
Minority interests	-969	-70	-22
Net income	10,628	-8,755	4,443
Basic and diluted earnings/loss per share (SEK)	2.28	-2.80	1.48

	December 31,
SEK in millions
	2003	2002	2001
Balance sheets under U.S. GAAP
Fixed assets	163,769	183,627	99,236
Current assets	37,018	33,837	33,259
Total assets	200,787	217,464	132,495
Shareholders? equity	111,780	110,269	58,589
Minority interests	3,441	5,210	204
Provisions	21,072	22,386	13,107
Long-term loans	25,867	32,124	25,193
Short-term loans	4,687	12,608	3,931
Long-term liabilities	4,826	5,773	6,262
Current liabilities	29,114	29,094	25,209
Total shareholders' equity and liabilities	200,787	217,464	132,495

Comprehensive income

        The accounts should comply with FASB Statement No. 130 "Reporting Comprehensive Income" to take into account the concept of comprehensive income. This concept includes net income for the year and items charged directly to equity originating from non-owner sources.

	January-December
SEK in millions
	2003	2002	2001
Net income under U.S. GAAP	10,628	-8,755	4,443
Derivatives at fair value: Application of FAS 133	—	—	-182
Change during the year	-10	12	114
Unrealized gains/losses on securities available for sale	—	8	143
Translation of foreign operations	-9,812	1,735	3,785
Other items	-23	-57	-155

Other comprehensive income	-9,845	1,698	3,705

Total comprehensive income	783	-7,057	8,148
Accumulated comprehensive income	13,526	12,743	19,800

Expected future amortization of other intangible assets

        Given the current ownership structure and the same exchange rates as in 2003, and that no events will occur that would trigger impairment charges, TeliaSonera expects the following amortization of other intangible assets during the next five-year period.

SEK in millions	2004	2005	2006	2007	2008
Amortization of other intangible fixed assets	3,558	3,258	3,258	2,996	2,579

Recently issued accounting pronouncements

FAS 143

        FASB Statement No. 143 "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (FAS 143) was issued in August 2001. FAS 143 addresses financial accounting and reporting for the retirement obligation of an asset and states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. FAS 143 became effective for fiscal years beginning after June 15, 2002. The application of FAS 143 did not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FAS 145

        FASB Statement No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (FAS 145) was issued in April 2002. FAS 145 rescinds FAS 4 "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, FAS 64 "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." FAS 145 also rescinds FAS 44 "Accounting for Intangible Assets of Motor Carriers." FAS 145 amends FAS 13 "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of FAS 145 related to the rescission of FAS 4 shall be applied in fiscal years beginning after May 15, 2002. Two provisions related to FAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of FAS 145 became effective for financial statements issued on or after May 15, 2002. The application of FAS 145 did not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FAS 146

        In July 2002, FASB Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146) was issued. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between FAS 146 and EITF 94-3 relates to FAS 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. FAS 146 states that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 became effective prospectively for exit or disposal activities initiated after December 31, 2002. The application of FAS 146 did not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FAS 149

        In April 2003, FASB Statement No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS 149) was issued.FAS 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, FAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN 45 (see below), and amends certain other existing pronouncements. FAS 149 was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, provisions of FAS 149 should be applied prospectively. The application of FAS 149 did not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FAS 150

        In May 2003, FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150) was issued. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of FAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The application of FAS 150 did not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FIN 45

        In November 2002, FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45) was issued. Guarantees meeting the characteristics described in FIN 45, which are not included in a long list of exceptions, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5 "Accounting for Contingencies." FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. FIN 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The application of FIN 45 did not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FIN 46

        In January 2003, FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) was issued. On December 24, 2003, it was replaced by FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" (FIN 46R). FIN 46R is an interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" and changes the criteria currently used by companies in deciding whether they are required to consolidate another entity. The application of FIN 46R did not have a material effect on TeliaSonera's consolidated financial statements under U.S. GAAP.

EITF 00-21

        In November 2002, the Emerging Issues Task Force (EITF) within FASB reached a consensus on Issue 00-21 "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. TeliaSonera does not expect the application of EITF 00-21 to have a material impact on its accounting treatment of multiple element contracts under US. GAAP.

46.   Definitions

Concepts

EBITDA

        An abbreviation of "Earnings Before Interest, Tax, Depreciation and Amortization." Equals operating income before depreciation, amortization and write-downs and before income from associated companies.

Items not reflecting underlying business operations

        Items not reflecting underlying business operations include capital gains and losses, costs for phasing out operations, personnel redundancy costs, and non-capitalized expenses in conjunction with the merger with Sonera in 2002. Effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar that represent more than SEK 100 million on an individual basis, will be reported as not reflecting underlying business operations. Comparable periods have not been restated.

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

CAPEX

        An abbreviation of "Capital Expenditure." Investments in intangible and tangible fixed assets but excluding goodwill and fair-value adjustments.

Acquisitions

        Investments in goodwill and fair-value adjustments, shares, and participations.

Per share data

        Earnings per share are based on the weighted average number of shares before and after dilution with potential ordinary shares, while shareholders' equity per share are based on the number of shares at the end of the period.

Notation conventions

        In conformance with Swedish and international standards, this report applies the following currency notations:

SEK	Swedish krona	HKD	Hong Kong dollar	NOK	Norwegian krone
AZM	Azerbaijan manat	HUF	Hungarian forint	PHP	Philippine peso
CHF	Swiss franc	INR	Indian rupee	PLN	Polish zloty
CZK	Czech koruna	JPY	Japanese yen	RUR	Russian ruble
DEM	German mark	KZT	Kazakhstan tenge	SGD	Singapore dollar
DKK	Danish krone	LKR	Sri Lankan rupee	TRL	Turkish lira
EEK	Estonian kroon	LTL	Lithuanian lita	UGX	Ugandan shilling
EUR	European euro	LVL	Latvian lat	USD	U.S. dollar
GBP	Pound sterling

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 19, 2004	TELIASONERA AB
	By:	/s/ ANDERS IGEL
	Name:	Anders Igel
	Title:	President and Chief Executive Officer
	By:	/s/ KIM IGNATIUS
	Name:	Kim Ignatius
	Title:	Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
TELIASONERA AB
Exhibits To Form 20-F

1.	Articles of Association of TeliaSonera AB (incorporated herein by reference to Exhibit 3.2 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-4 filed by TeliaSonera AB with the Securities and Exchange Commission on December 18, 2002).
4.1
Combination Agreement, dated as of March 26, 2002, by and between Telia AB and Sonera Corporation (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Telia AB with the Securities and Exchange Commission on October 1, 2002 (the "Form F-4")).
4.2	Amendment to the Combination Agreement, dated as of September 27, 2002, by and between Telia and Sonera (incorporated herein by reference to Exhibit 2.2 to the Form F-4).
4.3	Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, and NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).
4.4	Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).
4.5	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4).
4.6	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).
6.	See Note 21 to our consolidated financial statements included in Item 18 of this Form 20-F for information on how earnings per share information was calculated.
8.
For significant subsidiaries as of the end of the year covered by this annual report, see "Item 4.C Organizational Structure" and Note 41 to our consolidated financial statements included in Item 18 of this Form 20-F.
12.1	Certification by the Chief Executive Officer of TeliaSonera AB pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification by the Chief Financial Officer of TeliaSonera AB pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer of TeliaSonera AB pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

TABLE OF CONTENTS
  INTRODUCTION AND USE OF CERTAIN TERMS
  FORWARD-LOOKING STATEMENTS
  PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
  PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
  ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16.B CODE OF ETHICS
  ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES
  PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
INDEX TO FINANCIAL STATEMENTS
Consolidated Financial Statements of TeliaSonera AB and subsidiaries as of and for the years ended December 31, 2003, 2002 and 2001
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT AUDITORS
TELIASONERA AB AND SUBSIDIARIES Consolidated Income Statements
TELIASONERA AB AND SUBSIDIARIES Consolidated Balance Sheets
TELIASONERA AB AND SUBSIDIARIES Consolidated Statements of Cash Flows
TELIASONERA AB AND SUBSIDIARIES Consolidated Statements of Changes in Shareholders' Equity
TELIASONERA AB AND SUBSIDIARIES Notes to Consolidated Financial Statements
SIGNATURES
Exhibits To Form 20-F