Form 20-F
period 2004-12-31
TELIASONERA AB
filed 2005-04-07
CIK 1169870

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the Transaction period from to
Commission File No. 000-50121

TeliaSonera AB
(Exact name of Registrant as specified in its charter)

Sweden
(Jurisdiction of incorporation)

Sturegatan 1, SE-106 63 Stockholm, Sweden
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares
Shares, nominal value SEK 3.20

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

Shares, nominal value SEK 3.20: 4,675,232,069

        Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2), has been subject to such filing requirements for the past 90 days. Yes ☒        No ☐

        Indicate by check mark which statement item the registrant has elected to follow. Item 17 ☒        Item 18 ☐

        TeliaSonera is the leading telecommunications company in the Nordic and Baltic region. We also hold strong positions within mobile communications in Russia, Eurasia and Turkey.

        TeliaSonera offers reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. We also offer wholesale international carrier services in Europe and across the Atlantic.

        At year-end 2004, TeliaSonera had 26 million customers and an additional 37 million customers in associated companies. Net sales totaled SEK 81,937 million and operating income totaled SEK 18,793 million in 2004.

        We see simplicity and service as the most important tools for creating long-term growth and value for our customers and our shareholders.

        TeliaSonera shares are listed on the Stockholm and Helsinki stock exchanges.

Contents

Cross Reference to Form 20-F	2
Presentation and Reconciliation of Non-GAAP Financial Information	7
Forward-looking Statements	9
Information on the Company	10
Shareholder Information	22
Corporate Governance	26
Report of the Directors	35
Consolidated Financial Statements—IFRS	60
Ten-Year Summary	187
Risk Factors	192
Supplemental Information	198

TeliaSonera AB is a public limited liability company incorporated under the laws of Sweden. TeliaSonera was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. In this annual report, references to "Group," "Company," "we," "our," "TeliaSonera" and "us" refer to TeliaSonera AB or TeliaSonera AB together with its subsidiaries, depending upon the context.

Cross Reference to Form 20-F

        TeliaSonera's Annual Report 2004 on Form 20-F consists of the Swedish Annual Report for 2004, with certain adjustments to the financial statements to comply with U.S. restrictions on the use of non-GAAP financial measures, together with certain other information required by Form 20-F which is set forth under the heading Supplemental Information. The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading			Location in this document	Page No.
PART I
1	Identity of Directors, Senior Management and Advisors		Not applicable

2	Offer Statistics and Expected Timetable		Not applicable

3	Key Information
	A	Selected Financial Data	Ten-Year Summary	187
			Supplemental Information Item 3.A—Selected Financial Data— Exchange Rates	198
	B	Capitalization and Indebtedness	Not applicable
	C	Reason for the Offer and Use of Proceeds	Not applicable
	D	Risk Factors	Risk Factors	192

4	Information on the Company
	A	History and Development of the Company	Report of the Directors Liquidity and Capital Resources— Acquisitions, Investments and Divestitures	46
			Liquidity and Capital Resources—Cash Flows	46
			Information on the Company History and Development of the Company	10
	B	Business Overview	Information on the Company	10
	C	Organizational Structure	Supplemental Information Item 4.C—Organizational Structure	199
	D	Property, Plants and Equipment	Notes to Consolidated Financial Statements—IFRS Note 15 Tangible Fixed Assets, in particular section Buildings and land	91
			Note 28 Leasing Agreements and Contractual Obligations, section TeliaSonera as a lessee	114

5	Operating and Financial Review and Prospects
	A	Operating Results	Presentation and Reconciliation of Non-GAAP Financial Information	7
			Report of the Directors Financial Results	36
	B	Liquidity and Capital Resources	Report of the Directors Liquidity and Capital Resources	46
			Notes to Consolidated Financial Statements—IFRS Note 30 Financial Instruments and Financial Risk Management	117
	C	Research and Development, Patents and Licenses	Report of the Directors Research and Development	57
			Information on the Company Licenses and Networks	17
	D	Trend Information	Report of the Directors Trend Information	58

	E	Off-Balance Sheet Arrangements	Report of the Directors Liquidity and Capital Resources— Off-Balance Sheet Arrangements	50
			Notes to Consolidated Financial Statements— IFRS Note 29 Dependency on Third Parties	117
	F	Tabular Disclosure of Contractual Obligations	Report of the Directors Liquidity and Capital Resources—Contractual Obligations	48

6	Directors, Senior Management and Employees
	A	Directors and Senior Management	Corporate Governance	26
	B	Compensation	Corporate Governance Salary structure within TeliaSonera	32
			Notes to Consolidated Financial Statements— IFRS Note 34 Human Resources, sections Remuneration to corporate officers and Stock-based compensation	145, 148
			Note 22 Provisions for Pensions and Employment Contracts, section General	105
	C	Board Practices	Corporate Governance Responsibilities and duties of the Board of Directors	28
			Work of the Board of Directors during 2004	29
	D	Employees	Information on the Company Overview	10
			Notes to Consolidated Financial Statements—IFRS Note 34 Human Resources	142
	E	Share Ownership	Corporate Governance Composition of the Board of Directors	26
			Executive Management and Group Vice Presidents	30
			Notes to Consolidated Financial Statements Note 34 Human Resources, section Remuneration to corporate officers	145

7	Major Shareholders and Related Party Transactions
	A	Major Shareholders	Shareholder Information	22
	B	Related Party Transactions	Supplemental Information Item 7.B—Related Party Transactions	199
			Notes to Consolidated Financial Statements—IFRS Note 9 Related Party Transactions	76
	C	Interests of Experts and Counsel	Not applicable

8	Financial Information
	A	Consolidated Statements and Other Financial Information	Consolidated Financial Statements—IFRS See also Item 17	60
			Report of the Directors Legal and Regulatory Proceedings	55
			Shareholder Information	22
	B	Significant Changes	Supplemental Information Item 8.B—Significant Changes	200

9		The Offer and Listing
		A	Offer and Listing Details	Supplemental Information Item 9.A—Offer and Listing Details	200
		B	Plan of Distribution	Not applicable
		C	Markets	Shareholder Information	22
		D	Selling Shareholders	Not applicable
		E	Dilution	Not applicable
		F	Expenses of the Issue	Not applicable

10		Additional Information
		A	Share Capital	Not applicable
		B	Memorandum and Articles of Association	Supplemental Information Item 10.B—Memorandum and Articles of Association	200
		C	Material Contracts	Supplemental Information Item 10.C—Material Contracts	204
		D	Exchange Controls	Supplemental Information Item 10.D—Exchange Controls	205
		E	Taxation	Supplemental Information Item 10.E—Taxation	205
		F	Dividends and Paying Agents	Not applicable
		G	Statement by Experts	Not applicable
		H	Documents on Display	Supplemental Information Item 10.H—Documents on Display	208
		I	Subsidiary Information	Not applicable

11		Quantitative and Qualitative Disclosures About Market Risks		Report of the Directors Financial Risk Management	50
				Notes to Consolidated Financial Statements—IFRS Note 30 Financial Instruments and Financial Risk Management	117

PART II

12		Description of Securities Other than Equity Securities		Not applicable

13		Defaults, Dividend Arrearages and Delinquencies		None

14		Material Modifications to the Rights of Security Holders and Use of Proceeds		None

15		Controls and Procedures		Supplemental Information Item 15—Controls and Procedures	208

16	A	Audit Committee Financial Expert		Corporate Governance Responsibilities and duties of the Board of Directors	28
16	B	Code of Ethics		Corporate Governance Code of ethics	34
16	C	Principal Accountants Fees and Services		Notes to Consolidated Financial Statements—IFRS Note 36 Auditors' Fees and Services	161
16	D	Exemptions from the Listing Standards for Audit Committees		Not applicable
16	E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		Not applicable

PART III
17	Financial Statements	Consolidated Income Statements—IFRS	60
		Consolidated Balance Sheets—IFRS	61
		Consolidated Cash Flow Statements—IFRS	62
		Consolidated Statements of Changes in Shareholders' Equity—IFRS	63
		Notes to Consolidated Financial Statements—IFRS	64
		Reports of Independent Registered Public Accounting Firms	183

18	Financial Statements	Not applicable

19	Exhibits
1		Articles of Association of TeliaSonera AB
4.1		Combination Agreement, dated as of March 26, 2002, by and between Telia AB and Sonera Corporation (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Telia AB with the Securities and Exchange Commission on October 1, 2002 (the "Form F-4")).
4.2		Amendment to the Combination Agreement, dated as of September 27, 2002, by and between Telia and Sonera (incorporated herein by reference to Exhibit 2.2 to the Form F-4).
4.3		Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).
4.4		Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).
4.5		Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4).
4.6		Registration Rights Agreement, dated as of September 27, 2002, between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).
6		See Note 20 to Consolidated Financial Statements—IFRS, section Earnings per share.	104
7		For definitions of certain ratios used in this report, see Ten-Year Summary.	187
8		For significant subsidiaries as of the end of the year covered by this annual report, see Supplemental Information, Item 4.C—Organizational Structure.	199
12.1		Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act 2002.
12.2		Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1		Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2		Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Presentation and Reconciliation of Non-GAAP Financial Information

Pro forma presentation of 2003 and 2002

        Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). Our historical audited financial statements for the years ended December 31, 2004, 2003 and 2002 represent the results of operations of the merged group beginning December 2, 2002. In this report, in order to provide additional insight into our operating results, prior period trends and current position, we have included pro forma combined company results, discussing our combined operating results as if Telia and Sonera had been a combined company throughout 2002. Pro forma results also exclude the results from our Swedish cable TV operations and Telia Mobile Finland, which we divested in June 2003 due to a requirement by the EU Commission to obtain clearance for the merger. Set out below is a reconciliation of this pro forma information and other non-GAAP financial measures to our consolidated financial results in accordance with IFRS.

        In the segment analysis based on the pro forma results, which we present for 2004 and 2003, only one of our reporting segments, TeliaSonera Holding, is affected.

Group

	Historical audited results			Adjustments			Pro forma
SEK in millions, except earnings per share
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Net sales	81,937	82,425	59,483	—	-653	21,496	81,937	81,772	80,979
Operating expenses (except depreciation, amortization and write-downs)	-51,096	-50,390	-50,062	—	-1,060	-15,517	-51,096	-51,450	-65,579
Depreciation, amortization and write-downs	-15,596	-17,707	-20,844	—	143	-7,475	-15,596	-17,564	-28,319
Income/loss from associated companies	3,548	382	528	—	—	-33,567	3,548	382	-33,039

Operating income/loss	18,793	14,710	-10,895	—	-1,570	-35,063	18,793	13,140	-45,958
Financial revenues and expenses	-1,345	-811	-721	—	17	-112	-1,345	-794	-833

Income/loss after financial items	17,448	13,899	-11,616	—	-1,553	-35,175	17,448	12,346	-46,791
Income taxes	-3,184	-3,850	3,619	—	144	10,790	-3,184	-3,706	14,409
Minority interests	-1,300	-969	-70	—	—	-438	-1,300	-969	-508

Net income/loss	12,964	9,080	-8,067	—	-1,409	-24,823	12,964	7,671	-32,890

Earnings/loss per share	2.77	1.95	-2.58	—	-0.31	-4.45	2.77	1.64	-7.03

TeliaSonera Holding

        Our pro forma segment results for Holding have been adjusted to exclude the results from our Swedish cable TV operations and Telia Mobile Finland, which we divested in June 2003 due to a requirement by the EU Commission to obtain clearance for the merger. A reconciliation of the pro forma results and our audited results is set out below.

	Historical audited results
			Adjustments		Pro Forma results
SEK in millions
	2004	2003	2004	2003	2004	2003
Net sales	1,470	2,586	—	-958	1,470	1,628
of which external	1,285	2,220	—	-831	1,285	1,389
EBITDA excl. non-recurring items	-5	118	—	-8	-5	110
Income from associated companies	1,413	-1,176	—	—	1,413	-1,176
Operating income/loss	1,878	122	—	-1,569	1,878	-1,447
CAPEX	43	261	—	-50	43	211

Non-GAAP financial measures

        In this document, we also use a non-GAAP financial measure called "EBITDA excluding non-recurring items" in addition to the presentation of operating income. We believe that "EBITDA excluding non-recurring items" is a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, we have presented "EBITDA excluding non-recurring items" to enhance understanding of our operating performance in 2004 as compared to 2003.

        For illustrative purposes, the following table presents the relationship between operating income, as reported under IFRS, and "EBITDA excluding non-recurring items" for 2004 and 2003 (pro forma):

SEK in millions	2004	2003
EBITDA excluding non-recurring items (pro forma for 2003)	30,196	30,690
Non-recurring items	645	-368
Depreciation, amortization and write-downs	-15,596	-17,564
Income from associated companies(1)	3,548	382

Operating income under IFRS (pro forma for 2003)	18,793	13,140

        The following table presents "non-recurring items" within EBITDA for 2004 and 2003 (pro forma):

SEK in millions	2004	2003
Restructuring charges and implementation costs to gain synergies and integrate Telia and Sonera(2)	-617	-368
Certain pension-related items	741	—
Capital gains(3)	521	—

Total	645	-368

(1)
Including capital gains/losses and write-downs related to associated companies.

(2)
Excluding depreciation, amortization and write-downs. Including reversals of provisions and foreign exchange rate effects on provision balances.

(3)
Excluding associated companies.

        We also use "EBITDA excluding non-recurring items" as a measure for measuring profitability of our reporting segments.

        "EBITDA excluding non-recurring items" is not a measure of financial performance under IFRS/IAS or U.S. GAAP, and may not be directly comparable to other similarly titled measures for other companies.

Forward-looking Statements

        This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the context, including the use of forward-looking terminology such as the words "believe," "expect," "seek," "plan," "intend," "anticipate," "estimate," or "predict." These statements are based on current plans, estimates and projections. Forward-looking statements involve inherent risks and uncertainties. A number of factors, including factors beyond the control or knowledge of TeliaSonera, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

  •
  the level of demand for telecommunications services generally and for particular services such as mobile services;

  •
  regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and national roaming;

  •
  the outcome of legal and regulatory proceedings in which we are involved, may become involved or are affected by;

  •
  the effects of competition from current and future competitors, products and services;

  •
  technological innovations, including the cost of developing new products and the need to increase expenditures to improve the quality of service;

  •
  the performance of Universal Mobile Telecommunications System (UMTS) networks and other new, enhanced or upgraded networks, systems, products and services;

  •
  the success of our international investments;

  •
  changes in the telecommunications industry generally, including as a result of mergers and consolidations;

  •
  fluctuations in interest rates, exchange rates, currency devaluations and other macroeconomic factors, including governmental actions such as devaluations; and

  •
  other factors, including those described under "Risk Factors."

        We undertake no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Information on the Company

Overview

        We are the leading provider of telecommunications services in the Nordic and Baltic region. We are also a leading provider of mobile services in Eurasia and have significant holdings in leading mobile operators in Turkey and Russia. For the year ended December 31, 2004, our net sales amounted to SEK 81,937 million and we had on average approximately 25,400 employees. For detailed information on our employees, see Note 34 to our consolidated financial statements.

        Since the merger of Telia and Sonera in December 2002, we have completed the integration of the two operations, implemented a new governance model, and at the same time reduced our cost and capital expenditure levels and improved our profitability significantly. Our efforts to gain synergies expected as a result of the merger have also progressed faster than planned at the time of the announcement of the completion of the merger. See "Report of the Directors—Merger of Telia and Sonera—Synergies from the Merger."

History and Development of the Company

        TeliaSonera AB is a public limited liability company incorporated under the laws of Sweden. TeliaSonera was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. Origins of Telia date back to a public service corporation, Televerket, established by the Swedish State in the beginning of the 1850s. Origins of Sonera date back to a state organization, the Telegraph Office of Finland, established in 1917.

        The merger of Telia and Sonera brought together two of the leading telecommunications companies in the Nordic region to form the leading telecommunications group in the Nordic and Baltic regions. The formation of TeliaSonera in December 2002 was the culmination of a shared strategic vision of Telia and Sonera to create a leading telecommunications company in the Nordic countries.

        Our current business organization has been operational since January 1, 2003. As from January 1, 2003, we present segment information based on the following principally geographical-based reporting units: (1) Sweden, (2) Finland, (3) Norway, (4) Denmark (5) the Baltic countries, (6) Eurasia, (7) Russia, (8) Turkey, (9) TeliaSonera International Carrier, which comprises our international wholesale telecommunications operations, and (10) TeliaSonera Holding, which comprises our non-core/non-strategic operations to be restructured, wound up, liquidated or sold.

        The shares of TeliaSonera are listed on the Stockholm and Helsinki stock exchanges. On August 6, 2004, we completed the delisting of our ADSs from the Nasdaq National Market.

        Our principal executive office is located at Sturegatan 1, SE-106 63 Stockholm, Sweden, and our telephone number in Sweden is +46-8-504 550 00. Our agent in the United States is TeliaSonera International Carrier, Inc., 2201 Cooperative Way, Suite 302, Herndon, Virginia, 20171, and its telephone number is +1-703-546-4000. Our website is www.teliasonera.com. Information on our website does not form part of this document.

Strategic Focus

        Our overall focus is on best serving our customers in our core business and creating value for our shareholders through strong profits and cash flows. We strive to provide our customers reliable, innovative and easy-to-use telecommunication services.

        We aim to strengthen and improve our market position within our home market, comprising the Nordic and Baltic markets. In our home market, we also aim to take the lead in supporting the customer driven migration from the current broad range of services to a more focused range of services, emphasizing opportunities within Internet and mobility. The more focused service portfolio intends to serve as a platform for future growth and also to reduce complexity and costs. We will continue to exploit scale advantages throughout the group by increased concentration of management, development and production within various operational areas.

        We intend to seek growth and create value in our joint venture mobile operations in Turkey, Russia and certain Eurasian countries. We have a general interest in increasing our ownership stake in Turkcell (Turkey). Once the ongoing ownership dispute between certain shareholders in MegaFon (Russia) is resolved, our ambition is to pursue a public listing of the company. We also aim to increase our operational involvement in those operations. Any potential transaction is however subject to our achievement of suitable terms and conditions as well as suitable local market conditions.

        We aim to develop our operations and create value within our geographical footprint in order to have financial strength allowing us to participate in the potential consolidation of the European telecom industry.

Business Structure

        We operate as an integrated company with autonomous country based profit centers and strong corporate Head Office control over group matters. The autonomy of the profit centers is limited by corporate control mainly to exploit synergies and scale advantages. A customer perspective analysis is the basis for decision making in profit centers and on group level.

        The geographic profit centers have full profit responsibility for their business and are responsible for all operations, including marketing, sales, product and service development as well as production and network operations, unless decisions are made to exploit group synergies and scale advantages. In the latter case, certain operations are shared between profit centers and costs are allocated accordingly. The profit centers make autonomous operational decisions within the framework of centrally established corporate policies and road maps.

        The profit centers TeliaSonera Sweden and TeliaSonera Finland have similar organizations. In these markets, we have established three separate end-customer segments: Consumer, Business and Large Corporate Customers. The customer segments are responsible for the customer offerings as a whole and their task is to ensure both profitability and customer satisfaction within their own segment.

        Within other geographic profit centers, our operations are organized based on our offerings in each market and vary according to the demands of the local market.

        Corporate Head Office acts on behalf of the CEO by making policies, by coordinating TeliaSonera group matters and by exercising a strong central control to exploit scale advantages and synergies.

        As part of the Corporate Head Office, we have also established two group-wide units: (1) Marketing, Products and Services (MPS) and (2) Networks and Technology (NT). These are operational units with significant decision-making authorities and have the group responsibility for exploiting scale advantages and synergies. Corporate policies and road maps are used to set the framework for decisions in the profit centers.

        Our MPS unit is responsible for common products and services, use of brands, pricing policies, common marketing and market segment initiatives, global account management, common research and development, and common lobbying initiatives. Our NT unit is responsible for network strategy and overall architecture, common network systems, IT strategy and overall architecture, common IT systems, corporate sourcing, and key vendor contracts.

        Norway, Denmark and the Baltic countries (NDB) is an operational unit with the same responsibilities as profit centers but operating within the Corporate Head Office on a delegated authority from the CEO to assist in managing the large number of country based profit centers.

        Additionally, we have created several competence centers that focus on high-priority areas for our business and take care of our common resources. These competence centers are located and hosted within the geographical profit centers, and consist of specialists with expertise within a particular technology or product or service area. MPS and NT manage the competence centers required to carry out their responsibilities. Other competence centers and common resources are managed by each profit center on behalf of others.

Markets and Operations

        The following tables present a summary of our operations, our market position and our main competitors in each of the markets we operate, as of December 31, 2004.

Mobile customers and competition by market

Country	Population	Pene- tration (1)	Our main brand	Owner- ship(2)	Market share(3)	Sub- scriptions(4)		Of which pre-paid	Growth (5)	Main competitors (6)
	(million)	(%)		(%)	(%)	(thousand)		(%)	(%)
Consolidated
Sweden	9.0	105	Telia	100.0	51	4,243		54	10.6	Tele2, Vodafone
Finland	5.2	95	Sonera	100.0	46	2,297		2	-5.4	Elisa, DNA, Saunalahti
Norway	4.6	96	NetCom	100.0	29	1,308		45	9.5	Telenor, Chess
Denmark	5.4	96	Telia	100.0	22	1,115		32	136.2	TDC, Sonofon
Lithuania	3.5	83	Omnitel	100.0	47	1,338		47	27.2	Bite, Tele2
Latvia	2.4	61	Latvijas Mobilais Telefons	60.3	47	649		30	21.5	Tele2, Zetcom
Estonia	1.4	90	EMT	50.3	47	595		39	20.9	Tele2, Elisa
Kazakhstan	15.0	17	KCell	51.0	69	1,795		76	81.3	K-mobile, Altel, Dalacom
Azerbaijan	8.0	19	Azercell	51.3	85	1,291		95	41.6	Bakcell
Georgia	4.5	21	Geocell	83.2	46	481		87	56.7	Magticom
Moldova	3.4	17	Moldcell	100.0	46	299		88	69.9	Voxtel

Total	62.4					15,411		47	24.3

Associated companies
Russia	143.8	51	MegaFon	43.8	18	13,648		40	121.0	MTS, Vimpelcom
Turkey	72.0	49	Turkcell	37.3	66	22,300	(7)	78	22.5	Telsim, Avea

Total	215.8					35,948		64	47.5

(1)
Estimated penetration, measured as the number of SIM cards divided by the amount of population. Rates between countries may not be directly comparable especially due to many pre-paid customers holding more than one pre-paid SIM card at a time. The higher the share of pre-paid customers on the market, the higher the SIM card penetration rate is likely to be.

(2)
For Kazakhstan, Azerbaijan, Georgia and Moldova, the number indicates Fintur Holding B.V's ownership in the four companies. We hold directly and indirectly 74.0 percent in Fintur Holdings. For other companies, the number indicates our share of net income of the company, including both direct and indirect ownership.

(3)
Based on the number of subscriptions on the market, except for Sweden where market share is based on estimated net sales of the market participants. Source: TeliaSonera estimates.

(4)
Excluding customers through service providers operating in our networks. Amount of customers as of December 31, 2004, except for Turkcell as of September 30, 2004.

(5)
Growth in the amount of subscriptions between December 31, 2003 and December 31, 2004, except for Turkcell between September 30, 2003 and September 30, 2004.

(6)
Competitors with at least a five percent market share.

(7)
As of September 30, 2004. We report our holding in Turkcell with a one-quarter lag. As of December 31, 2004, Turkcell had 23.4 million customers.

Fixed voice customers and competition by market

Country	Population	Pene- tration (1)	Our main brand	Owner- ship	Market share(2)	Sub- scriptions	Growth (3)	Main competitors (4)
	(million)	(%)		(%)	(%)	(thousand)	(%)
Consolidated
Sweden	9.0	72	Telia	100.0	71	6,115	-2.7	Tele2
Finland	5.2	49	Sonera	100.0	32	740	-8.0	Elisa, Finnet
Denmark	5.4	64	Telia	100.0	5	212	23.3	TDC, Tele2
Lithuania	3.5	23	Lietuvos Telekomas	60.0	99	819	-1.1	—
Estonia	1.4	32	Elion	50.3	86	426	-4.3	Tele2, Uninet

Total	24.5					8,312	-2.6

Associated companies
Latvia	2.4	28	Lattelekom	49.0	99	631	-3.5	—

(1)
Estimated penetration, measured as the number of subscriptions divided by the amount of population.

(2)
Based on the number of subscriptions on the market, except for Sweden where market share is based on estimated net sales of the market participants. Source: TeliaSonera estimates.

(3)
Growth in the amount of subscriptions between December 31, 2003 and December 31, 2004.

(4)
Competitors with at least a five percent market share.

Internet and broadband customers and competition by market

Country	Population	Pene- tration (1)	Our main brand	Owner- ship	Market share(2)	Sub- scriptions(3)	Of which pre-paid	Growth (4)	Main competitors (5)
	(million)	(%)		(%)	(%)	(thousand)	(%)	(%)
Consolidated
Sweden	9.0	14	Telia	100.0	44	1,350	39	10.5	Bredbandsbolaget, Tele2,Com Hem, Telenor
Finland	5.2	14	Sonera	100.0	31	356	68	19.1	Elisa, Finnet, Saunalahti, HTV, MTV3
Denmark	5.4	17	Telia	100.0	14	126	100	21.2	TDC, Tele2, Cybercity
Lithuania	3.5	4	Lietuvos Telekomas	60.0	47	86	58	41.0	Omnitel, Bite GSM
Estonia	1.4	8	Elion	50.3	58	99	78	13.8	Tele2, Uninet

Total	24.5					2,017		13.8

Associated companies
Latvia	2.4	2	Lattelekom	49.0	50	39	100	105.3	Vita, Microlink

(1)
Estimated consumer broadband penetration, measured as the number of consumer subscriptions divided by the amount of population.

(2)
Based on the number of subscriptions on the market, except for Sweden, Lithuania and Latvia where market share is based on estimated net sales of the market participants. In Denmark, Estonia and Latvia, estimated broadband market share. Source: TeliaSonera estimates.

(3)
Including dial-up Internet and broadband access. In Denmark and Latvia, only broadband access.

(4)
Growth in the amount of subscriptions between December 31, 2003 and December 31, 2004.

(5)
Competitors with at least a five percent market share.

        We are subject to substantial and historically increasing competition. Virtually all of our markets are characterized by direct and indirect competition. The scope and the potential financial impact of increasing competition are further discussed in "Risk Factors."

Sweden

        In Sweden, we offer a wide range of mobile, fixed voice, Internet and broadband services for businesses, consumers and organizations and also provide wholesale services to operators and service providers. We do business on the retail market under the brands Telia and Halebop and market wholesale products under the brands Skanova and Telia. We are the leader in Sweden within all our product areas. The Swedish market represented approximately 48 percent of our consolidated net sales in 2004.

Finland

        In Finland, we offer a wide range of mobile, fixed voice, Internet and broadband services for businesses, consumers and organizations and also provide wholesale services to operators and service providers. We do business on the Finnish market under the brands Sonera, Auria and Tele Finland. We are the leading provider in Finland of mobile, broadband and corporate data services and one of the three largest operators in fixed voice services. The Finnish market represented approximately 22 percent of our consolidated net sales in 2004.

Norway

        We are the second largest mobile operator on the Norwegian market, where we offer mobile services under the NetCom brand. The Norwegian market represented approximately seven percent of our consolidated net sales in 2004.

Denmark

        We offer both mobile and fixed services, cable TV services and broadband Internet access in Denmark. We offer mobile and fixed voice services under the Telia brand and cable TV and broadband services under the Telia Stofa brand. In 2004, we acquired the operations of Orange Denmark and are in the process of integrating them into our existing mobile operations in Denmark. We are the third largest mobile operator, the third largest provider of fixed voice to end users, and the second largest cable TV operator in Denmark. The Danish market represented approximately five percent of our consolidated net sales in 2004.

The Baltic Countries

        We offer mobile, fixed voice, Internet and broadband services in each of the three Baltic countries. In Lithuania, we offer mobile services under the Omnitel brand and fixed network services through Lietuvos Telekomas, our 60 percent owned subsidiary, which is also listed on the Vilnius and London stock exchanges. In Latvia, we offer mobile services through our 60.3 percent owned subsidiary Latvijas Mobilais Telefons and fixed network services through Lattelekom, a 49 percent owned associated company. In Estonia, we offer mobile services through EMT and fixed line services through Elion, both of which are 50.3 percent owned subsidiaries. Eesti Telekom, the holding company for EMT and Elion, is listed on the Tallinn and London stock exchanges. The Baltic markets represented approximately seven percent of our consolidated net sales in 2004.

Eurasia

        We offer mobile services in four Eurasian countries through Fintur, in which we have a direct and indirect 74 percent interest. Fintur's other shareholder is Turkcell, our associated company in Turkey. In

Kazakhstan, Fintur owns 51 percent of the country's leading mobile operator, KCell. In Azerbaijan, Fintur owns 51.3 percent of the country's leading mobile operator, Azercell. In Georgia, Fintur owns 83.2 percent of Geocell, the country's second largest mobile operator. In Moldova, Fintur holds 100 percent of Moldcell, the country's second largest mobile operator. The Eurasian markets represented approximately five percent of our consolidated net sales in 2004.

Russia

        We have a combined direct and indirect 43.8 percent interest in MegaFon, the third largest mobile operator in Russia. MegaFon is a pan-Russian operator offering mobile services in 71 of the 89 federal regions. The other major shareholders in MegaFon are OJSC Telecominvest, LLC CT-Mobile, and IPOC International Growth Fund Limited.

Turkey

        We have a combined direct and indirect 37.3 percent interest in Turkcell, the largest mobile operator in Turkey. The other major shareholder is Cukurova Group, an industry conglomerate in Turkey, which has a 40.5 percent interest. In March 2005, we agreed with Cukurova to increase our ownership in Turkcell to 64.3 percent, subject to final documentation, due diligence, and necessary regulatory approvals and third-party consents. Turkcell is listed on the Istanbul and New York stock exchanges. Turkcell has also established a subsidiary in Ukraine with a local partner, which has launched mobile operations with a nationwide GSM 1800 license. In 2004, a Turkcell-led consortium won a nationwide GSM 900/1800 license tender in Iran. However, the license agreement and Turkcell's majority ownership in the consortium is pending the approval by the Iranian parliament.

International Carrier

        We provide wholesale services on the European market, offering international IP, capacity and voice services on a wholesale basis to larger operators, service providers and system integrators. We are the largest provider of wholesale services in the Nordic and Baltic regions and in the western part of Russia. We also have a strong position in the wholesale telecommunications market in Central and Western Europe and with respect to trans-Atlantic traffic. International Carrier represented approximately three percent of our consolidated net sales in 2004.

TeliaSonera Holding

        TeliaSonera Holding is responsible for the management of our non-core/non-strategic operations. Currently, TeliaSonera Holding manages approximately 125 investments, including investments in subsidiaries, associated companies and other minority holdings. Our overall goal is to restructure, wind up, liquidate or sell all or a portion of our interest in the businesses managed by TeliaSonera Holding. In addition, we may also from time to time transfer non-core businesses from our profit centers to be managed by TeliaSonera Holding. TeliaSonera Holding represented less than two percent of our consolidated net sales in 2004.

Marketing and Distribution

        We are the largest telecommunications operator in the Nordic and Baltic region. To maintain and improve our market position in the Nordic and Baltic region we market our services to residential and business subscribers through sales agents, our own retailers in Sweden and Finland, independent distributors and resellers in all countries, and over the Internet via our local web sites. We believe that our Internet channels provide a lower cost means of marketing our products and services than more traditional distribution and service channels. In each of the Nordic and Baltic countries, we operate using local brands.

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

Licenses and Networks

        The following table presents the significant mobile network licenses held by our subsidiaries and associated companies and information on the related network infrastructure:

Country	License type		License expiration date	Network type	Network coverage		Date when commercial services started
					(% of population)
Consolidated operations
Sweden	2G		December 2010	GSM 900/1800	99		November 1992
	3G	(1)	December 2015	UMTS	90		March 2004
Finland	2G		November 2017	GSM 900/1800	99		March 1992
	3G		March 2019	UMTS	20		October 2004
Norway	2G		October 2005	GSM 900	99	(2)	September 1993
	2G		March 2010	GSM 1800	99	(2)	—
	3G		December 2012	UMTS	76		March 2005
Denmark	2G		February 2011	GSM 900	99	(2)	—
	2G		June 2007	GSM 1800	99	(2)	February 1998
	3G		October 2021	UMTS	32		No date set yet
Lithuania	2G		October 2007	GSM 900	99	(2)	March 1995
	2G		September 2008	GSM 1800	99	(2)	—
Latvia	2G		January 2016	GSM 900/1800	98	(2)	January 1995
	3G		December 2017	UMTS	1		December 2004
Estonia	2G		December 2010	GSM 900/1800	99		January 1995
	3G		July 2013	UMTS	—		No date set yet
Kazakhstan	2G		June 2013	GSM 900	57		February 1999
Azerbaijan	2G		December 2016	GSM 900	98		December 1996
Georgia	2G		August 2006	GSM 900	93	(2)	March 1997
	2G		August 2007	GSM 1800	93	(2)	—
Moldova	2G		November 2014	GSM 900	87		May 2000

Associated companies
Russia	2G		2008-2011(3)	GSM 900/1800	n/a	(4)	December 1994
Turkey	2G		April 2023	GSM 900	99	(5)	February 1994

(1)
Our network sharing agreement in Sweden, established in 2001, gives us access to the UMTS license of our Swedish associated company, Svenska UMTS-nät AB, of which we own 50 percent. The other shareholder is Tele2.

(2)
Combined GSM 900/1800 coverage.

(3)
Several regional licenses.

(4)
Information not available.

(5)
99% of population living in cities and towns of 3,000 or more.

        We have UMTS licenses in Finland, Norway and Denmark, and access to a UMTS license in Sweden through our network sharing agreement with Tele2. In the Baltic countries, we have a UMTS license in Latvia and Estonia. No UMTS licenses have yet been issued in Lithuania, Kazakhstan, Azerbaijan, Georgia, Moldova, Russia and Turkey.

        In Norway, in November 2004, the Ministry of Transport presented the terms for the continuation of NetCom's GSM 900 license. The license will be extended for 12 years upon payment of an upfront fee of NOK 100 million and an annual fee of NOK 9.6 million, and to the condition that no other party indicate an interest in the frequencies. If a party does indicate an interest, the license will be auctioned for bids exceeding NOK 100 million. NetCom has accepted the license terms offered.

        Also, in November 2004, the Ministry of Transport set fines for NetCom due to the delayed UMTS build out. In January 2005, the Norwegian Government confirmed the obligation to pay these fines. The total amount of fines is not yet finally determined by the authorities. We launched our third generation services in Norway on March 1, 2005.

        In Denmark, following our acquisition of Orange Denmark, we returned one of our two UMTS licenses to the Danish regulator in January 2005. We have not yet determined the timing of the launch for our third generation services in Denmark.

        In Latvia we have a test UMTS network in place and opened the network for commercial use in December 2004, in accordance with the license terms. The public commercial launch is expected to be in late 2005.

Fixed-line Infrastructure

        Our Swedish and Finnish fixed line networks feature all-digital transmission; all-digital local, trunk and international switching with wide access to ISDN; IP/Ethernet network; wide broadband access; and ATM and Frame Relay Network.

        Our Danish fixed line networks feature all-digital transmission; all-digital local, trunk and international switching with wide access to ISDN; IP/Ethernet network; wide broadband access; and ATM.

        Our Baltic companies' fixed line networks feature all-digital transmission; mainly digital local switching, all-digital trunk and international switching with wide access to ISDN; IP/Ethernet network; wide broadband access; and ATM and Frame Relay Network.

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

Regulation

European Union

        As member states of the European Union (EU), Sweden, Finland, Denmark, Lithuania, Latvia and Estonia are required to follow EU regulations and enact domestic legislation to give effect to EU directives. Norway is under similar obligations as a party to the European Economic Area Agreement.

        In 2002, the European Parliament and the Council adopted a new regulatory framework for electronic communications networks and services (the "EU Communications Framework"), which applies to the types of telecommunications services that we offer. It aims to bring the sector-specific rules for electronic communications more into line with the general competition rules. Under the related Framework Directive, the definition of significant market power is based on the concept of a dominant position used in EU competition law. It embraces single company dominance and joint dominance, and ex ante regulatory measures are intended to redress identified competition concerns.

        National regulatory authorities (NRAs), including those in the countries in which we operate, are expected to take the markets listed in so-called Relevant Market Recommendations established by the European Commission as the starting point for their own market analyses. NRAs then determine and designate companies having significant market power (SMP). They can also impose or maintain ex ante sector-specific obligations when ex post remedies of competition law are not adequate to meet the market problems identified. Possible obligations could include inter alia transparency, accounting separation, network access and price control. If a market is found to be effectively competitive, existing obligations should, according to regulatory framework, be withdrawn.

        Other applicable EU directives included in the EU Communications Framework cover areas such as authorization of networks and services, access and interconnection (including local loop access), universal service, and privacy and security issues. There are also special directives on electronic commerce and on a number of other areas of relevance to our operations. The regulatory regimes in each of the aforesaid countries in which we operate are generally based on the requirements of the EU Communications Framework and other directives.

Implementation of EU Communications Framework

Sweden

        In Sweden, the Act on Electronic Communication implements the legislation relating to the EU Communications Framework, replacing the prior Telecommunications Act framework. Certain provisions of the Telecommunications Act are in force during a transitional period. Pursuant to the new Act, in 2004, the Swedish NRA published final decisions on six markets at wholesale level: the three markets for interconnection at a fixed location (origination, termination and transit) and the markets for termination in individual mobile networks, wholesale unbundled access (LLUB) and broadband access (bit stream access). In all these markets the NRA imposed obligations on TeliaSonera and in some of the markets also on other operators. The decision on the bit stream access market has been stayed after appeal by TeliaSonera. On some other markets, assessments including preliminary obligations were published for consultation. TeliaSonera was found to have SMP status in several but not all of these markets and final decisions are expected in 2005.

        The Act increased the Swedish NRA's power to regulate the markets where a telecommunications operator has a significant market power on the relevant wholesale or end-user market. This includes the power to regulate prices on a retail market applied by an operator in e.g. cases where other measures on a wholesale market, such as interconnection obligations, are insufficient to ensure effective competition and satisfy the public interest on the end-user market.

        On December 15, 2004, the Swedish NRA issued an injunction on TeliaSonera, Tele2 and Vodafone to reduce their mobile interconnection rate for termination to the regulated price level of SEK 0.80 per minute. The decision was appealed and on February 9, 2005, the Administrative Court of Appeal granted a stay of execution in relation to Tele2 and Vodafone.

Finland

        In Finland, we are subject to the Finnish Communications Market Act 393/2003, as amended (the "Communications Market Act"), and related regulations, decrees and administrative decisions, which implements the EU Communications Framework.

        During 2004, the Finnish NRA published final decisions on most of the relevant markets, which imposed obligations on TeliaSonera and other operators. In the final decision on the market of access and origination in mobile networks, the NRA found that no operator had SMP status. In its other decision in 2004, the NRA found that TeliaSonera Finland or its subsidiaries have significant power on market for interconnection at a fixed location (origination and termination), wholesale unbundled access and on individual mobile networks (termination). TeliaSonera Finland and its subsidiaries are subject to several obligations such as those related to interconnection, publishing of delivery terms and tariff information, pricing, accounting procedures, carrier pre-selection and separation of accounts.

        The SMP process in Finland will continue during 2005. An alternative fixed-to-mobile call interconnection procedure was introduced in Finland on the market of voice call termination on individual mobile networks, following comments by the European Commission. In December 2004 the Finnish Parliament approved an amendment to the Communications Market Act to this effect and the Act entered into force on March 1, 2005.

Other

        In Denmark, the Danish NRA made several draft market analyses and SMP decisions during 2004. Telia was designated as an SMP operator in the markets of fixed and mobile termination.

        In Norway, the SMP process continued with the Norwegian NRA in May 2004 presenting a draft market analysis and SMP designation regarding the market of mobile termination by which NetCom was designated as an SMP operator.

        In Latvia and Lithuania, legislation which implements the EU Communications Framework entered into force during 2004, whereas in Estonia the implementation was delayed until January 1, 2005.

        Implementation of pricing restrictions such as fixed or cost-based pricing or other obligations by the NRAs on us in any of the jurisdictions we operate might have an adverse effect on our business, financial condition and results of operations.

Competition Laws

        We are subject to the competition laws of the countries in which we operate, in particular Swedish, Finnish and EU competition laws.

The European Union

        The EU competition rules set out in the EC Treaty and EU legislation are binding on EU member states and are therefore applicable to our operations in the EU. If those rules are breached, the European Commission may impose fines of up to ten percent of a company's revenues on a consolidated basis in the preceding financial year. Regulation 1/2003 on the implementation of the rules on competition laid down in Articles 81 and 82 of the EC Treaty, which entered into force on May 1, 2004, may lead to a more rigorous application of the EU competition rules at national level. The European Commission has prepared notices and guidelines implementing Regulation 1/2003. The EU competition rules will remain applicable to restrictions on competition which may have an appreciable effect on trade between member states.

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

        Given that the Swedish State and the Finnish State hold 45.3 percent and 13.73 percent of our shares, respectively, there is always a risk that our competitors might allege that our transactions with the Finnish State or the Swedish State involve an element of state aid, or that the European

Commission may launch a formal investigation of such a transaction on its own initiative. The European Commission has the power to order suspension of aid payments and require the recovery of aid already granted, including accrued interest. These rules do not apply when a state contributes capital in circumstances that would be acceptable to a private investor operating under normal market economy conditions.

Sweden

        The Competition Act is harmonized with Regulation 1/2003 and the amendments entered into force in July 2004. The Swedish Competition Authority is empowered to issue injunctions, and to enjoin a party to discontinue immediately practices that are not permitted under the Competition Act. The Swedish Competition Authority and the Swedish NRA cooperate to facilitate investigations of anti-competitive behavior in the telecommunications services sector.

Finland

        The Act on Competition Restrictions is harmonized with Regulation 1/2003 and the amendments entered into force in May 2004. The Finnish Competition Authority is empowered to issue injunctions, and to enjoin a party to discontinue immediately practices that are not permitted under the Act on Competition Restrictions.

International Obligations

        Over 70 member countries of the World Trade Organization (WTO) have entered into a Basic Telecommunications Agreement (BTA), to provide market access to some or all of their basic telecommunications services. The BTA took effect in February 1998. Signatories under the BTA have made commitments to provide "market access", requiring them to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors, and to provide "national treatment" by ensuring that foreign telecommunications service suppliers are accorded the same treatment as national service suppliers. In addition, a number of signatories, including Sweden and Finland, have agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.

Environmental Matters

        The principal environmental impact of our operations arises from vehicle use, travel, transport, energy use and the consumption and use of materials. Pursuant to European Union legislation, we may be responsible for the recycling costs of used telephone poles and cleaning up of impregnation sites in several of the jurisdictions in which we operate.

Shareholder Information

        TeliaSonera's mission is to serve customers in the best way and create value for shareholders. We have worked hard to fulfill this goal in recent years. And our efforts have yielded results. Customer satisfaction is increasing and we have strengthened our profitability.

        Earnings per share climbed for the third consecutive year, and we have increased the dividend 73 percent on average the last two years*. For 2004, the Board of Directors is proposing a dividend of SEK 1.20 per share, representing a 20 percent increase over 2003. The proposed dividend totals SEK 5,610 million, which is in line with our dividend policy to distribute 30-50 percent of net income each year.

        Our efforts have also given us a strong financial position. The Board of Directors is therefore proposing that an additional SEK 10 billion be distributed to shareholders through a repurchase program during 2005. For the period 2005-2007, the intention is that a total of SEK 30 billion will be distributed to shareholders in addition to the dividend. The amount may, however, be adjusted in case there are attractive investment opportunities available in addition to the current plan.

        The number of shareholders decreased during the year from 869,967 to 822,306. The Finnish state reduced its holding from 19.1 percent to 13.7 percent, while the Swedish state's holding remained unchanged at 45.3 percent. Foreign ownership from outside Sweden and Finland increased from 5.9 to 12 percent.

        At year-end, Swedish private investors owned 3.5 percent compared with 3.6 percent the preceding year. Finnish private investors owned 2.4 percent, which was the same as the preceding year. Swedish institutions owned 19 percent of the share capital and Finnish institutions owned 3.9 percent.

* If the Annual General Meeting approves the Board of Directors' proposed dividend for 2004.

  Earnings per share and dividend per share

        TeliaSonera has over the last two years increased the dividend to shareholders by 73 percent on average.

  TeliaSonera share

        Listing: Stockholm Stock Exchange and Helsinki Stock Exchange

Stockholm Stock Exchange:
Ticker symbol	TLSN
Highest price 2004	SEK 42.20
Lowest price 2004	SEK 29.50
At close 2004	SEK 39.80
Shares traded 2004, volume	3,929 million
Shares traded 2004, value	SEK 141 billion
Market capitalization Dec 31, 2004	SEK 186 billion
Helsinki Stock Exchange:
Ticker symbol	TLS1V
Shares traded 2004, volume	444 million
Shares traded 2004, value	EUR 1.7 billion
Nasdaq:
TeliaSonera decided during the year, in light of the low trading level and high costs, to terminate the listing of the company's ADS's (American Depository Shares) on Nasdaq, effective as of August 6, 2004.

  Share price development

        TeliaSonera's share price increased during 2004 from SEK 38.70 to SEK 39.80. On average 15.5 million shares were traded per trading day, corresponding to a value of SEK 559 million.

The Largest Shareholders

As of December 31, 2004 Shareholder	Number of shares(1)	% of outstanding shares/votes
Swedish State(2)	2,118,278,261	45.31
Finnish State(2)	641,800,230	13.73
Robur funds	107,730,788	2.30
SEB funds	81,534,280	1.74
Nordea funds	73,015,711	1.56
SHB/SPP funds	71,222,486	1.52
Alecta	51,239,887	1.10
Skandia Liv	48,820,433	1.04
SEB—Trygg Försäkring	47,260,000	1.01
AMF Pension	37,420,000	0.80
Shareholders outside Sweden and Finland(3)	536,253,388	12.05
Total other shareholders	833,656,605	17.84
Total	4,675,232,069	100

Source: SIS Ägarservice AB

(1)
Each share of TeliaSonera represents one vote at the general meeting of shareholders and no shareholder has any special voting rights.
(2)
In connection with the merger between Telia and Sonera, the Kingdom of Sweden and the Republic of Finland entered into a shareholders' agreement in respect of their shareholdings in TeliaSonera and consult with each other from time to time on certain matters related to their shareholdings.
(3)
Of which as nominees: State Street Bank and Trust 93,874,362 shares SIS Segaintersettle AG 43,595,771 shares and JP Morgan Chase Bank W9 40,692,385 shares.

The Largest Countries by Capital/Votes

As of December 31, 2004 Country	% of capital/votes	Number of shares
Sweden	67.87	3,173,175,060
Finland	20.08	938,803,621
United States	3.76	175,636,162
United Kingdom	3.32	155,211,687
Luxembourg	1.12	52,504,985
Switzerland	1.04	48,711,999
Germany	0.62	28,773,091
Netherlands	0.50	23,343,431
Norway	0.27	12,526,167
France	0.22	10,343,768
Total others	1.20	56,202,098
Total	100	4,675,232,069

Source: Swedish Central Security Depository (VPC)

Changes in Share Capital

	Number of shares	Par value, SEK/share	Share capital, SEK thousand
Share capital, Dec 31, 1999	8,800,000	1,000.00	8,800,000
-Bonus issue, May 20, 2000	—	1,036.80	323,840
-Split 324:1, May 20, 2000	2,842,400,000	3.20	—
-New share issue, June 16, 2000	150,000,000	3.20	480,000
Share capital, Dec 31, 2000	3,001,200,000	3.20	9,603,840
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
-New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
-New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Dec 31, 2003	4,675,232,069	3.20	14,960,743
Share capital, Dec 31, 2004	4,675,232,069	3.20	14,960,743

Corporate Governance

        TeliaSonera is a Swedish public limited liability company with its Annual General Meeting (AGM) as its highest decision-making body.

Composition of the Board of Directors

        TeliaSonera's Board of Directors consists of nine members elected by the AGM, serving one-year terms. The members elected by the AGM are considered to be independent in relation to the company and to the shareholders. The Board of Directors also includes three employee representatives, with an additional employee representative being entitled to be present at board meetings but not having the right to vote. The employee representatives are not considered to be independent members.

        The composition of the Board of Directors and the shareholdings and biographies of the members of the Board of Directors is set forth below:

Name	Year born	Number of shares owned as of February 28, 2005		Position
Ordinary Members:
Tom von Weymarn	1944	4,316		Chairman
Carl Bennet	1951	11,000	(1)	Vice Chairman
Eva Liljeblom	1958	999		Director
Lennart Låftman	1945	0		Director
Sven-Christer Nilsson	1944	0		Director
Timo Peltola	1946	3,000		Director
Paul Smits	1946	0		Director
Caroline Sundewall	1958	2,000	(1)	Director
Roger Talermo	1955	0		Director
Yvonne Karlsson	1959	175		Director(2)
Berith Westman	1945	1,000		Director(2)
Elof Isaksson	1942	750	(1)	Director(2)
Deputy Members:
Magnus Brattström	1953	0		Deputy Director(2)
Stefan Carlsson	1956	650		Deputy Director(2)
Arja Kovin	1964	0		Deputy Director(2)

(1)
Including shareholdings by spouse and/or affiliated persons.

(2)
Employee representative appointed by the trade unions.

        Below is a summary biography of the members of the board of directors of TeliaSonera:

        Tom von Weymarn is the Chairman of the board of TeliaSonera. Mr. von Weymarn was elected to the board of directors of TeliaSonera in 2002. In addition to being a member of the board of directors of TeliaSonera, Mr. von Weymarn is the Chairman of the board of directors of Lännen Tehtaat Plc, a board member of Oy Telko Ab, CPS Color Group Oy, Hydrios Biotechnology Oy and Summa Capital, and a member of the supervisory board of Industri Kapital. Mr. von Weymarn served as the President and Chief Executive Officer of Oy Rettig Ab between 1997 and 2004, as Executive President of Cultor Plc between 1991 and 1997 and as a Director of Oy Karl Fazer Ab between 1983 and 1991—the last two years as President and Chief Executive Officer of Oy Karl Fazer Ab.

        Carl Bennet is the Vice Chairman of the board of directors of TeliaSonera. Mr. Bennet was elected to the TeliaSonera board of directors in 2000. In addition to being a member of the board of directors of TeliaSonera, Mr. Bennet is the Chairman of the boards of directors of Elanders AB, Getinge AB,

Lifco AB, Sorb Industri AB and the Vice Chairman of the boards of directors of Boliden AB and SNS (Center for Business and Policy Studies). Mr. Bennet is a member of the board of AMS (the National Labor Market Board) and SSAB and also a member of the Swedish Government's Research Advisory Council. Mr. Bennet served as President and Chief Executive Officer of Getinge AB between 1989 and 1997.

        Eva Liljeblom was elected to the board of directors of TeliaSonera in 2002. In addition to being a member of the board of directors of TeliaSonera, Ms. Liljeblom is Professor of Finance and the Head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland. Furthermore, Ms. Liljeblom is a member of the boards of directors of Stockmann Oyj, Fennia Mutual Insurance Company and Municipal Finance (Kuntarahoitus). Ms. Liljeblom is also the Official Controller of the HEX-indexes for the HEX Integrated Markets Oy and Chairman of the Investment Committee of the Finnish Government Pension Fund.

        Lennart Låftman was elected to the board of directors of TeliaSonera in 2004. In addition to being a member of the board of directors of TeliaSonera, Mr. Låftman is the chairman of the Pension Fund of Vattenfall, Stiftelsen Framtidens Kultur, Hasseludden Konferens & Yasuragi AB, Stadshagen Fastighets AB, Intervalor AB and Plena AB. He is also a deputy chairman of the board of directors of the Swedish Foundation for Strategic Research, a director of Centrum för Molekulär Medicin, and a non-executive director of several non-listed companies.

        Sven-Christer Nilsson was elected to the board of directors of TeliaSonera in 2003. Mr. Nilsson was the Chief Executive Officer and President of Telefonaktiebolaget LM Ericsson in 1998 and 1999. He is the founder, a partner and a member of the board of directors of Startupfactory BV, a member of the boards of directors of Assa Abloy AB and CEVA, Inc. Mr. Nilsson is also the Chairman of the board of directors of the Swedish Public Service Broadcasting Foundation and the Swedish Institute for Quality Development (SIQ).

        Timo Peltola was elected to the board of directors of TeliaSonera in 2004. In addition to being a member of the board of directors of TeliaSonera, Mr. Peltola has been the President and CEO of the packaging company Huhtamäki Oyj until 2004 where he still is a member of the board. He is also the chairman of the board of directors of AW-Energy Oy, deputy chairman of the board of directors of Nordea Bank AB, chairman of the management council for Keskinäinen Vakuutusyhtiö Ilmarinen, as well as a member of the management council for Suomen Messut. Mr. Peltola is also a member of the Advisory Board of CVC Capital Partners.

        Paul Smits was elected to the board of directors of TeliaSonera in 2003. Mr. Smits was the Chairman of the board of directors and Chief Executive Officer of Royal KPN N.V. between 2000 and 2002. In addition to being a board member of TeliaSonera, Mr. Smits is chairman of the supervisory board of Telfort N.V. (Amsterdam), a member of the supervisory boards of Enertel BV Rotterdam, Unit 4 Agresso, Byelex B.V. Rotterdam and Feyenoord Rotterdam N.V., chairman of the advisory board of Media Plaza, and chairman of the board of Stichting Centrale Discotheek Rotterdam.

        Caroline Sundewall was elected to the TeliaSonera board of directors in 2001. In addition to being a member of the TeliaSonera board of directors, Ms. Sundewall is a board member of Lifco AB, Strålfors AB, Haldex AB and Aktiemarknadsbolagens Förening. Ms. Sundewall has previously served as business editor for Finanstidningen and business commentator and business editor of Sydsvenska Dagbladet. Ms. Sundewall has also held the position of business controller of Ratos AB.

        Roger Talermo was elected to the board of directors of TeliaSonera in 2002. In addition to being a member of the board of directors of TeliaSonera, Mr. Talermo is the President, Chief Executive Officer and a board member of Amer Group Plc.

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

Responsibilities and duties of the Board of Directors

        The Board of Directors is responsible for the company's organization and the management of the company's business, which means that the Board of Directors determines the Group's general strategy and makes strategic decisions.

        The Board of Directors appoints the Chief Executive Officer, CEO, and issues guidelines for his management of the Group. The Board appoints the Chairman and Deputy Chairman from among the Board members or, alternatively, the Chairman and the Deputy Chairman are elected by the AGM.

        The guidelines for the work of the Board of Directors are set down in standing orders. The standing orders contain rules regarding the number of ordinary Board meetings (at least five ordinary meetings per calendar year), the business on the agenda of ordinary Board meetings, responsibilities within the Board, including the duties of the Chairman of the Board, responsibilities of the members of the Board and the CEO, and how work is carried out in committees.

        To distribute the work the Board has appointed two committees with special tasks. These committees handle business within their respective areas and present recommendations and reports on which the Board may base its actions. However, all members of the Board of Directors have the same responsibility for decisions made irrespective of whether the issue in question has been reviewed in a committee or not. The following committees have been appointed:

        Remuneration Committee.    Handles issues regarding salary and other remuneration to the CEO, executive management and group vice presidents and incentive programs that target a broader group of employees. The Committee consists of Tom von Weymarn (chairman), Carl Bennet, Lennart Låftman and Roger Talermo.

        Audit Committee.    Reviews the Group's financial information, financial reporting processes and systems for internal financial controls. The Committee consists of Caroline Sundewall (chairman), Eva Liljeblom, Sven-Christer Nilsson, Timo Peltola and Tom von Weymarn. All Committee members are considered to be independent and qualify as financial experts.

Work of the Board of Directors during 2004

        The Board of Directors held eight ordinary meetings during the year as well as a number of extra meetings. On average, over eleven of the twelve ordinary members participated in the meetings.

        In addition to following up the day-to-day business of the Group, the Board of Directors focused on the following areas during 2004:

  •
  internal controls and risk management

  •
  Group capital structure

  •
  financial reporting

  •
  growth strategy

  •
  investments and divestments

  •
  partly-owned companies in Russia and Turkey

  •
  remuneration issues

        TeliaSonera's General Counsel Jan Henrik Ahrnell served as secretary at the meetings.

Evaluation of the Board of Directors' work

        The Board of Directors has engaged external consultants to evaluate the Board's work. The Board has discussed the results of the evaluation.

External auditors

        TeliaSonera's external auditors are appointed by the AGM and it is their task to audit the Group's financial reporting as well as the Board's and CEO's management of the Group. The auditors report to the shareholders at the AGM.

        At the AGM 2004, PricewaterhouseCoopers AB was appointed as auditors for TeliaSonera. At the same time, it was decided that the auditors' remuneration would be paid based on invoice. Fees to auditors are reported in Note 36 "Auditors' Fees and Services" to our consolidated financial statements. The appointment is for a period of four years.

Nomination of Board members

        At the AGM 2001, a decision was made to establish a nomination committee that acts on behalf of the shareholders and whose task is to nominate Board members and propose remuneration to the Board of Directors.

        At the extraordinary meeting of shareholders in the autumn of 2002, it was decided that the Nomination Committee should be comprised of the Chairman of the Board and the Deputy Chairman.

        The nomination of members of the Board in preparation for the 2005 AGM has been preceded by consultations with the five largest shareholders.

Remuneration to the Board of Directors

        At the 2004 AGM, annual remuneration for the Chairman of the Board of Directors was set at SEK 750,000 and for the Deputy Chairman SEK 550,000, while other Board members elected by the AGM shall receive annual remuneration of SEK 400,000.

        The AGM also determined that annual remuneration shall be paid to the chairman of the Board's Audit Committee in the amount of SEK 75,000 and to other members of the Audit Committee in the amount of SEK 50,000.

        Remuneration is paid monthly. No remuneration is paid to members who are employees of the TeliaSonera Group.

Executive Management and Group Vice Presidents

        The composition of our Executive Management and Group Vice Presidents and their shareholdings and biographies are set forth below:

Name	Year born	Number of shares owned as of February 28, 2005		Principal occupation
Anders Igel	1951	35,100		President and Chief Executive Officer
Kim Ignatius	1956	3,028		Executive Vice President, Chief Financial Officer
Marie Ehrling	1955	2,000		President of TeliaSonera Sweden
Anni Vepsäläinen	1963	1,500		President of TeliaSonera Finland
Kenneth Karlberg	1954	1,600	(1)	President of TeliaSonera Norway, Denmark and the Baltic Countries
Terje Christoffersen	1952	0		Group Vice President responsible for Corporate Marketing, Products and Services
Lars-Gunnar Johansson	1944	2,550	(1)	Group Vice President responsible for Corporate Networks and Technology
Rune Nyberg	1949	1,000		Group Vice President responsible for Corporate Human Resources
Michael Kongstad	1960	2,000		Group Vice President responsible for Corporate Communications
Jan Henrik Ahrnell	1959	2,500		Group Vice President and General Counsel responsible for Corporate Legal Affairs

(1)
Including shareholdings by spouse and minor.

        Below is a summary biography of the members of the executive management and group vice presidents:

        Anders Igel is President and Chief Executive Officer of TeliaSonera. Previously, Mr. Igel has served as CEO of Esselte AB and, before that, Executive Vice President of Telefonaktiebolaget LM Ericsson. While at Ericsson, Mr. Igel was, over the course of his career, the Head of Infocom Systems, which was one of Ericsson's three global business areas comprising fixed networks, Internet and IP-communication, the Head of Ericsson's Public Networks business area, the Head of Ericsson UK, and an operations executive for Ericsson in the Middle East, South-East Asia and Latin America. Mr. Igel left Ericsson to become the CEO of Esselte in 1999.

        Kim Ignatius is Executive Vice President and CFO of TeliaSonera. Mr. Ignatius was appointed Executive Vice President and CFO of Sonera in 2000. Prior to joining Sonera, Mr. Ignatius was Chief Financial Officer and a member of the executive board of Tamro Corporation. Mr. Ignatius has also held various management positions at Amer Group Plc.

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

        Anni Vepsäläinen is President of TeliaSonera Finland. Ms. Vepsäläinen has been employed by Sonera since 1987. Ms. Vepsäläinen has held several executive positions within Sonera, including Head of Products and Services and Head of Human Resources and Competencies, and was in charge of Sonera's former business unit Mobile Operations in Finland.

        Kenneth Karlberg is President of TeliaSonera Norway, Denmark and the Baltic countries. Mr. Karlberg has been employed by TeliaSonera since 1987. Previously, Mr. Karlberg has held several executive positions in Telia, including Executive Vice President of Telia and head of the Telia Mobile business area.

        Terje Christoffersen is a Group Vice President and head of the unit Corporate Marketing, Products and Services. Mr. Christoffersen has been employed by TeliaSonera since 2001. Previously, Mr. Christoffersen has served as President of Telia Danmark, country manager for Hewlett-Packard in Norway and Sweden, and CEO of NetCom in Norway.

        Lars-Gunnar Johansson is a Group Vice President and head of the unit Corporate Networks and Technology. Mr. Johansson has been employed by TeliaSonera since 1969 and was previously head of TeliaSonera's wholesale business Skanova, head of business area Carrier and Networks, responsible for network planning with Telia Region West and head of network planning in the Gothenburg telecom district. Mr. Johansson will retire in June 2005 and Mr. Håkan Dahlström has been appointed as new Group Vice President and head of the unit Corporate Networks and Technology.

        Rune Nyberg is a Group Vice President and head of Corporate Human Resources. Mr. Nyberg was employed by TeliaSonera in 2003. Prior to joining TeliaSonera, Mr. Nyberg was Group Vice President of Human Resources at Sandvik AB, President of Pair Ltd. and Personnel Manager at Sandvik, JS Saba and Distributions AB DAGAB.

        Michael Kongstad is a Group Vice President and head of Corporate Communications. Mr. Kongstad joined TeliaSonera in 2001. He has served as managing director of the Burson-Marsteller International Inc.'s Swedish operations and as communications director for Posten AB, WASA Insurance Group and the OM Group.

        Jan Henrik Ahrnell is a Group Vice President and General Counsel of TeliaSonera. Mr. Ahrnell has been employed by TeliaSonera since 1989 and has served as General Counsel since 1999. Prior to his service as General Counsel, Mr. Ahrnell was the head of various legal departments within the TeliaSonera group and served as corporate counsel in various TeliaSonera companies.

        The business address of each of the members of the TeliaSonera board of directors, the CEO of TeliaSonera and each other member of TeliaSonera's executive management and group vice presidents is c/o TeliaSonera AB, Sturegatan 1, SE-106 63 Stockholm, Sweden, telephone +46-8-504 550 00.

        No member of the executive management and group vice presidents has a family relationship with any other member of the executive management and group vice presidents or any board member.

Salary structure within TeliaSonera

        According to the remuneration policy established by the Board of Directors, TeliaSonera shall offer a competitive package of rewards and remuneration to executives, managers and employees without being market leader in this area. Employees' remuneration consists of a fixed part and a variable part based on performance.

        The fixed pay follows the pay structure in each country in which the Group operates, while the variable pay is established in a plan for each calendar year and consists of a Group-related part and a country-related part. Variable pay is linked to the employee's position and varies depending on the level of the position in the company. The variable pay model has been approved by the Board of Directors.

        The CEO's variable pay may be a maximum of 50 percent of the fixed annual salary, while others within executive management and group vice presidents may receive variable pay of a maximum of 25-35 percent of the fixed annual salary. For other managers and key employees who are included in the variable pay model for managers, variable pay can, with certain exceptions, total a maximum of 15-25 percent of the fixed annual pay.

        Country-specific plans apply to remaining employees where the variable pay can total a maximum of 6.25-16.6 percent of the fixed annual pay.

        For employees who work with direct sales, a commission-based pay system applies.

        For more detail regarding compensation, see Note 34 to our consolidated financial statements.

Pensions

        The CEO is guaranteed early retirement at the age of 60, pursuant to which his total annual pension benefits will equal 70 percent of his base salary. From the age of 65 onwards, the CEO's pension benefits will be paid according to the ITP plan with supplemental benefits for that portion of his salary exceeding 20 "income base amounts" (as defined under Swedish law), so that the total pension equals 50 percent of the base salary.

        The early retirement age for members of the executive management other than the CEO varies between 60 and 62.

        Almost all of our employees in Sweden, Finland and Norway are covered by defined pension benefit plans, providing a pension equal to a certain percentage of the employee's final salary. The pension plans mainly include old-age pension, disability pension and family pension. The pension obligations are secured mostly by pension funds, but also by provisions in the balance sheet and by insurance premiums. The part of Swedish obligation that is recorded as a provision is also secured through an external credit guarantee.

        TeliaSonera's employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to these plans are normally set at a certain percentage of the employee's salary.

        For additional details regarding our pensions, see Note 22 to our consolidated financial statements.

Severance pay

        TeliaSonera's employment contract with the CEO requires both parties to provide six months' notice of resignation or termination of employment. Upon termination by the company, the CEO shall be entitled to severance pay equal to his fixed monthly salary for a period of 24 months. Other income shall be deducted from the severance amount. If the CEO resigns his position, he shall not be entitled to severance pay.

        TeliaSonera's employment contract with other members of the executive management requires a period of notice of six months from the employee and 12 months from the company. Upon termination by TeliaSonera, such member of the executive management and group vice presidents will be entitled to a severance pay equal to the fixed monthly salary for a period of 12 months. Other income shall be deducted against the salary during the notice period and the severance amount. If a member of the executive management resigns his or her position, he or she shall not be entitled to severance pay.

Employee stock option plans

        Our shareholders at the 2001 AGM approved an employee stock option program involving the issuance of debt instruments that carries the right to subscribe for shares in TeliaSonera. A total of 1,000 stock options were allotted free of charge to employees of Telia. Due to legal and/or administrative reasons, stock options could not be offered to employees in certain countries and in certain states in the United States.

        The program encompasses the issuance of a maximum of 21,000,000 options, which entitle the holder thereof to acquire a corresponding number of shares in TeliaSonera. The options are exercisable between May 31, 2003 and May 31, 2005. In addition, up to a maximum of 6,500,000 additional options may be issued and sold in the open market to compensate for any social costs incurred in connection with the option program. The increase in share capital following a full exercise of all options outstanding under the stock option plan would amount to SEK 38 million or 0.2 percent of the total number of TeliaSonera shares. The current subscription price is set at SEK 69 per TeliaSonera share.

        In exchange for Sonera warrants of series 1999A, the extraordinary meeting of our shareholders held on November 4, 2002 approved the issuance of up to 7,500,000 warrants of series 2002/2005:A. Each series A warrant entitles the warrant holder to subscribe for 1.5 new shares in TeliaSonera. The current subscription price is set at SEK 70.62 per TeliaSonera share for series A warrants. The exercise period for options will end on June 30, 2005. The increase in share capital following a full exercise of all outstanding series A warrants would be SEK 29 million, or 0.2 percent of the total number of our shares.

Organization and management principles

        See "Information on the Company—Business Structure."

Planning and follow-up

        Planning and follow-up are done in rolling 7-quarter plans. The CEO sets goals for the operations based on the guidelines of the Board of Directors. To ensure performance, managers usually have balanced scorecards with goals for their particular operations.

Internal control and financial reporting procedures

        Corporate internal audit reviews various operations of the company and proposes measures to improve internal control, to streamline control processes and to increase internal efficiency.

        In response to changes in Swedish, U.S. and other regulations, we are conducting a major review of our internal control processes. We expect that as a result of this review we may identify areas where we believe changes or improvements are appropriate or required.

Code of ethics

        We have adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and principal accounting officers. The purpose of the code is to implement a system to deter dishonest conduct and to promote business ethics, in conformity with the requirements of the Sarbanes-Oxley Act of 2002.

        A copy of the code can be obtained free of charge by sending a request via e-mail to: investor-relations@teliasonera.com.

Personnel and competence development

        The telecoms industry is knowledge-intensive and highly competitive. Providing an effective supply of competent employees with good opportunities for development is therefore of crucial importance for TeliaSonera.

        In order to share resources, make development opportunities evident to employees and strengthen the "we" feeling of solidarity within the Group, a common internal job marketplace has been created for the wholly owned operations. New jobs and large project assignments are normally posted on a website to which all employees have access. In the longer term, the ambition is also to involve the partially owned businesses.

        To increase knowledge of TeliaSonera's business operations—and how they can be developed—a Group-wide business education program, TeliaSonera Business School has been established. This Group-wide program also enables participants to exchange experiences and build networks.

Corporate social responsibility

        TeliaSonera wishes to support sustainable development and be a "good corporate citizen." The Board of Directors has therefore adopted a Corporate Social Responsibility (CSR) policy. TeliaSonera has also undertaken to comply with the ETNO (European Telecommunications Network Operators' Association) Sustainability Charter and has joined CSR Sweden, a corporate-run network that focuses on corporate social responsibility and social commitment.

        The Group pursues an environmental policy and was hailed as "Climate Improver of the Year" in the Climate Index compiled by the Swedish insurance group Folksam for having cut CO2 emissions by over 20 percent in 2003.

Report of the Directors

Introduction

        The following information summarizes the results of operations of TeliaSonera in 2004, including that TeliaSonera achieved its merger synergy target and increased operating income to SEK 18,793 million from SEK 13,140 million and net income to SEK 12,964 million from SEK 7,671 million. For information regarding the composition and work of the Board of Directors during 2004, see "Corporate Governance."

        Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). See Note 39 to our consolidated financial statements for a description of the principal differences between IFRS and Swedish GAAP. As in previous years, we have also prepared consolidated financial statements in accordance with the current stipulations of the Swedish Annual Accounts Act (ÅRL), which are included in the annual report filed in Sweden. Our non-restricted equity is determined based on the consolidated financial statements in accordance with ÅRL.

        See Note 41 to our consolidated financial statements for a description of the principal differences between IFRS and U.S. GAAP and for a description of the anticipated impact of the adoption of recently issued U.S. GAAP accounting standards.

        Effective January 1, 2004, TeliaSonera applies IFRS 3, which means that goodwill amortization has been discontinued.

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

        In connection with the merger, we set a goal of reaching an annual rate of SEK 2.7 billion of pre-tax cash flow savings at the end of 2005. Our actions in 2003 and 2004 resulted in a rate of annual cost savings of SEK 1.8 billion and annual capital expenditure savings of SEK 0.9 billion, totaling SEK 2.7 billion, measured at the end of 2004. This means that the goal we set in connection with the merger was reached a year early.

Restructuring Costs and Write-downs

        Since the beginning of 2002, we have taken several actions to streamline our operations and improve our efficiency, mainly relating to the refocusing of our international carrier and Danish network operations and streamlining our core business. This has led to significant restructuring costs and provisions, which has had a negative impact on our results of operations, especially in 2002. In 2002, we recorded restructuring costs and provisions for future cash outflows in relation to these actions, totaling SEK 5.9 billion. Restructuring costs and provisions recorded in 2003 and 2004 were not significant in comparison with 2002. For a detailed discussion of each of these restructuring efforts, see Note 35 to our consolidated financial statements.

        Since the beginning of 2002, we have also recorded significant non-cash write-downs, mainly related to our international carrier and Danish fixed network operations, and our minority investment in Infonet Services Corporation. The aggregate amount of these write-downs in our historical consolidated financial statements was SEK 9.2 billion in 2002, SEK 1.0 billion in 2003 and SEK 3.3 billion in 2004. For a detailed discussion of each of these write-downs, see Notes 10 and 11 to our consolidated financial statements.

Financial Results

        Our historical audited financial statements for the years ended December 31, 2004, 2003 and 2002 represent the results of operations of the merged group beginning December 3, 2002. Consequently, our historical audited financial statements for the year ended December 31, 2002 are not representative of the total business scope of the merged company. Therefore, to provide additional insight into our operating results, prior period trends and current position, we also present pro forma results, discussing our combined operating results as if the merger had occurred on January 1, 2002.

	Historical audited results			Adjustments			Pro forma
(SEK in millions, except earnings/loss per share)
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Net sales	81,937	82,425	59,483	—	-653	21,496	81,937	81,772	80,979
Operating expenses (except depreciation, amortization and write-downs)	-51,096	-50,390	-50,062	—	-1,060	-15,517	-51,096	-51,450	-65,579
Depreciation, amortization and write-downs	-15,596	-17,707	-20,844	—	143	-7,475	-15,596	-17,564	-28,319
Income/loss from associated companies	3,548	382	528	—	—	-33,567	3,548	382	-33,039

Operating income/loss	18,793	14,710	-10,895	—	-1,570	-35,063	18,793	13,140	-45,958
Financial revenues and expenses	-1,345	-811	-721	—	17	-112	-1,345	-794	-833

Income/loss after financial items	17,448	13,899	-11,616	—	-1,553	-35,175	17,448	12,346	-46,791
Income taxes	-3,184	-3,850	3,619	—	144	10,790	-3,184	-3,706	14,409
Minority interests	-1,300	-969	-70	—	—	-438	-1,300	-969	-508

Net income/loss	12,964	9,080	-8,067	—	-1,409	-24,823	12,964	7,671	-32,890

Earnings/loss per share	2.77	1.95	-2.58	—	-0.31	-4.45	2.77	1.64	-7.03

        For the 2003 pro forma results, we have adjusted the historical audited results by excluding the results of Com Hem and Telia Mobile Finland up to the date of their divestment in June 2003 and the related net capital gain from the divestment, because the divestment of these units was required by the EU Commission to obtain clearance for the merger. After the divestment of Com Hem and Telia Mobile Finland in June 2003, the pro forma results are the same as our historical audited results.

        For the 2002 pro forma results, we have adjusted the historical audited results by including the results of operations of Sonera and the new Baltic subsidiaries, together with the related amortization of goodwill and similar fair value adjustments, for the period between January 1 and December 3, 2002, the date of the merger. We have also excluded the results of Com Hem and Telia Mobile Finland for the full year 2002.

Historical Audited Results 2004, 2003 and 2002

        Our net sales decreased by 0.6 percent in 2004, mainly due to the divestments of our Swedish cable TV operations and Telia Mobile Finland in June 2003 that were required by the EU Commission as part of the merger of Telia and Sonera. In 2003, our net sales increased by 39 percent, primarily due to the merger with Sonera, which resulted in the inclusion of net sales from Finland, certain Baltic subsidiaries, Eurasia, as well as certain subsidiaries included in TeliaSonera Holding beginning December 3, 2002.

        The following table presents net sales for each of our reporting segments:

SEK in millions, except percentages	2004	2003	Change (%)	2002	Change (%)
Sweden	40,448	42,601	-5.1	43,822	-2.8
Finland	18,267	17,697	3.2	1,461	n/a
Norway	6,299	6,081	3.6	5,537	9.8
Denmark	4,495	3,278	37.1	2,783	17.8
Baltic countries	5,868	5,881	-0.2	578	n/a
Eurasia	4,084	2,742	48.9	211	n/a
International Carrier	3,952	4,892	-19.2	5,306	-7.8
Holding	1,470	2,586	-43.2	2,989	-13.5
Corporate and other	-2,946	-3,333	-11.6	-3,204	4.0

The Group	81,937	82,425	-0.6	59,483	38.6

        Net sales in Sweden decreased throughout the period mainly due to lower net sales in fixed voice, partly offset by growth in mobile and Internet services. Net sales in Finland increased in 2004 due to the acquisition of Auria, and in 2003 due to the merger. Net sales in Norway increased throughout the period due to growth in customer base and increased usage of services. Net sales in Denmark increased throughout the period mainly due to growth in our mobile operations, and in 2004 also due to the acquisition of Orange Denmark. Net sales in the Baltic countries remained stable in 2004, with the decline in fixed voice offsetting the growth in mobile and Internet services, and increased in 2003 due to the merger. Net sales in Eurasia increased in 2004 due to growth in customer base and in 2003 due to the merger. Net sales in International Carrier decreased throughout the period due to discontinuation of unprofitable operations and substantial price erosion, partly offset by the effects of the merger in 2003. Net sales in Holding decreased throughout the period due to the continued divestment of our non-core operations.

        Our operating expenses, excluding depreciation, amortization and write-downs, increased slightly in 2004, mainly due to lower capital gains than in 2003. Operating expenses, excluding depreciation, amortization and write-downs, increased in 2003 due to the merger with Sonera, however almost entirely offset by significantly lower restructuring charges than in 2002. See Notes 7 and 8 to our consolidated financial statements.

        Our depreciation, amortization and write-downs decreased in 2004 due to discontinued goodwill amortization and lower depreciation level in Sweden fixed network, partly offset by an impairment charge recorded on our international carrier operations. In 2003, depreciation, amortization and write-downs decreased mainly due to significantly lower write-downs than in 2002. See Note 10 to our consolidated financial statements.

        Income from associated companies increased in 2004 as compared to 2003, mainly due to capital gains in 2004. In 2003, income from associated companies decreased slightly in comparison with 2002, mainly due to write-downs and capital losses in 2003. See Note 11 to our consolidated financial statements.

        Our operating income increased in 2004 mainly due to lower depreciation, amortization and write-downs and higher income from associated companies. In 2003, our operating income increased mainly due to lower write-downs and restructuring charges compared to 2002.

        The following table presents operating income/loss for each of our reporting segments:

SEK in millions	2004	2003	Change	2002	Change
Sweden	12,696	10,892	+1,804	8,045	+2,847
Finland	3,278	1,980	+1,298	-70	+2,050
Norway	1,183	423	+760	-37	+460
Denmark	-909	-561	-348	-5,764	+5,203
Baltic countries	1,799	994	+805	229	+765
Eurasia	1,803	889	+914	88	+801
Russia	653	509	+144	51	+458
Turkey	973	619	+354	115	+504
International Carrier	-3,642	-259	-3,383	-12,060	+11,801
Holding	1,878	122	+1,756	-1,036	+1,158
Corporate and other	-919	-898	-21	-456	-442

The Group	18,793	14,710	+4,083	-10,895	+25,605

        Operating income in Sweden increased in 2004 mainly due to extended depreciation schedules and a changed accounting practice for certain pension-related items, and in 2003 mainly due to reduced operating expenses as a result of the streamlining efforts. Operating income in Finland increased in 2004 due to discontinued goodwill amortization, and in 2003 due to the merger. Operating income in Norway increased in 2004 due to discontinued goodwill amortization, and in 2003 due to growth in net sales. Operating loss in Denmark increased in 2004 due to costs of integrating Orange Denmark, and narrowed significantly in 2003 mainly due to significant write-downs and restructuring expenses recorded in 2002. Operating income in the Baltic countries improved in 2004 mainly due to discontinued goodwill amortization, and in 2003 due to the merger. Operating income in Eurasia increased in 2004 due to growth in net sales and discontinued goodwill amortization, and in 2003 due to the merger. Operating income from Russia and Turkey improved throughout the period mainly due to continued customer growth in our associated companies in these countries. Operating loss increased in International Carrier in 2004 when we wrote down the net fixed assets to zero, and narrowed significantly in 2003 mainly due to significant write-downs and restructuring expenses recorded in 2002. Operating income in Holding improved throughout the period due to gains from divestments, and in 2003 also due to write-downs recorded in 2002.

        Our net financial expenses increased in 2004, mainly due to write-downs and provisions recorded on minority investments, as compared to capital gains from such investments in 2003. Net financial expenses increased slightly in 2003, mainly due to higher debt levels after the merger with Sonera. See Note 12 to our consolidated financial statements.

        Our income tax expense decreased in 2004, despite higher income before taxes than in 2003, mainly due to the recording of previously unrecognized deferred tax assets. We recorded an income tax expense in 2003, compared to a tax benefit in 2002 that was due to a loss before taxes, caused by significant restructuring charges and write-downs recorded in 2002. See Note 13 to our consolidated financial statements.

        Our net income and earnings per share increased in 2004, mainly due to improved operating income. Net income and earnings per share turned positive in 2003, from a net loss and a loss per share in 2002, due to significantly improved operating income, partly offset by higher income taxes.

Pro Forma Consolidated and Segment Results 2004 and 2003

        The following discussion includes the information published in Sweden, based on a pro forma presentation of 2003, excluding the results from our Swedish cable TV operations and Telia Mobile Finland, which were divested in June 2003 due to the requirement by the EU Commission to obtain clearance for the merger. See "Historical Audited Results 2004, 2003 and 2002" for an analysis based on our audited historical financial statements. In the segment analysis, the pro forma presentation of 2003 only affects the results of our Holding unit.

Consolidated Results

SEK in millions, except percentages and earnings per share	2004	2003
Net sales	81,937	81,772
EBITDA excluding non-recurring items	30,196	30,690
Margin (%)	36.9	37.5
Income from associated companies	3,548	382
Operating income	18,793	13,140
Income after financial items	17,448	12,346
Net income	12,964	7,671

Earnings per share	2.77	1.64

Capital expenditure	10,356	8,960
Free cash flow	14,118	17,499

        Net sales increased 0.2 percent to SEK 81,937 million year-on-year due to strong growth in mobile markets outside Sweden and Finland and increases in broadband across all markets, offset partially by lower price levels, exchange rate fluctuations and decreased sales in fixed as a result of continued migration to mobile and IP-based services.

        Operating income increased to SEK 18,793 million (13,140) due to operational improvements as well as the discontinuation of goodwill amortization, offset by the impact of non-recurring items amounting to SEK -2,066 million (-1,691).

        Financial items totaled SEK -1,345 million (-794), of which non-recurring items were SEK -609 million (-22).

        Tax expenses decreased to SEK 3,184 million (3,706) mainly due to new valuation of certain deferred tax assets.

        Capital expenditure increased to SEK 10,356 million (8,960) due to higher investments in the growth areas broadband, IP-based services and mobile communications.

Non-recurring Items

        In our pro forma results, we have reported the following non-recurring items within EBITDA:

SEK in millions	2004	2003	2002
Write-downs, restructuring charges, and implementation costs to gain synergies and integrate Telia and Sonera (1)	-617	-368	-11,468
Certain pension-related items	741	—	-248
Net capital gains (2)	521	—	1,658

Total	645	-368	-10,058

(1)
Excluding depreciation, amortization and write-downs. Including reversals of provisions and foreign exchange rate effects on provision balances.

(2)
Excluding associated companies.

Segment Results

        For each of the segments discussed below, operating income was also affected by the discontinuation of goodwill amortization as of January 2004.

Sweden

SEK in millions, except percentages	2004	2003
Net sales	40,448	42,601
of which external	39,667	41,607
EBITDA excl. non-recurring items	16,730	17,723
Margin (%)	41.4	41.6
Operating income	12,696	10,893
CAPEX	3,974	3,105
Mobile communications
Net sales	12,059	12,312
EBITDA excl. non-recurring items	5,129	5,529
Margin (%)	42.5	44.9
CAPEX	640	407
Fixed communications
Net sales	28,389	30,289
EBITDA excl. non-recurring items	11,601	12,194
Margin (%)	40.9	40.3
CAPEX	3,334	2,698

        In Sweden, net sales decreased by 5.1 percent due to lower price levels, decreased volume in fixed voice services, and a change in reporting third-party content services on a net basis instead of gross basis, partially offset by volume growth in mobile and broadband services. These factors also caused a reduction in EBITDA, although our EBITDA margin remained relatively constant. The change in reporting third-party content services decreased net sales in 2004 by approximately SEK 1.1 billion, with no impact on EBITDA or operating income. Increases in operating income resulted principally from extension of depreciation schedules and the impact of non-recurring items including changes in accounting for certain pension-related expenses. The extended depreciation schedules increased operating income in 2004 by approximately SEK 0.7 billion.

        A winter storm in Sweden in January 2005 is estimated to cause additional operating expenses and capital expenditure for 2005 in the range of SEK 0.4 - 0.5 billion.

Finland

SEK in millions, except percentages	2004	2003
Net sales	18,267	17,697
of which external	17,898	17,394
EBITDA excl. non-recurring items	6,663	6,738
Margin (%)	36.5	38.1
Operating income	3,278	1,981
CAPEX	2,375	2,348
Mobile communications
Net sales	11,177	10,898
EBITDA excl. non-recurring items	5,076	5,200
Margin (%)	45.4	47.7
CAPEX	1,056	1,132
Fixed communications
Net sales	7,090	6,799
EBITDA excl. non-recurring items	1,587	1,538
Margin (%)	22.4	22.6
CAPEX	1,319	1,216

        In Finland, net sales increased, but on a comparable basis (adjusting for the acquisition of Auria) net sales remained level. Increases in mobile and broadband services were offset by price erosion and decreases in fixed voice. Price pressure also negatively impacted our EBITDA margin along with increased sales and marketing costs and the increasing proportion of our customers served through service providers.

Norway

SEK in millions, except percentages	2004	2003
Net sales	6,299	6,081
of which external	6,142	6,011
EBITDA excl. non-recurring items	2,059	2,499
Margin (%)	32.7	41.1
Operating income	1,183	423
CAPEX	866	861

        In Norway, net sales increased by 3.6 percent despite continued strong price pressure. This was mainly due to a 9.5 percent increase in the number of end-customers and an increase in the number of customers through service providers. Our lower EBITDA margin was due to price pressure and higher customer acquisition costs.

Denmark

SEK in millions, except percentages	2004*	2003
Net sales	4,495	3,278
of which external	4,389	3,188
EBITDA excl. non-recurring items	414	70
Margin (%)	9.2	2.1
Operating loss	-909	-561
CAPEX	485	391
Mobile communications
Net sales	2,406	1,552
EBITDA excl. non-recurring items	50	-91
CAPEX	312	173
Fixed communications excl. Stofa
Net sales	1,319	1,080
EBITDA excl. non-recurring items	141	-1
CAPEX	117	135
Stofa (cable TV, broadband)
Net sales	770	646
EBITDA excl. non-recurring items	223	162
CAPEX	56	83

* Effect of the acquisition of Orange: External net sales: SEK 607 million; EBITDA excluding non-recurring items: SEK -35 million. Orange was consolidated as of October 11, 2004.

        In Denmark, net sales increased 37 percent principally due to the acquisition of Orange and also as a result of increased sales across all operations. Operating loss was increased by costs of implementing the Orange acquisition and integration. Integration efforts will include reduction in personnel and the total costs associated with the integration are estimated to be SEK 755 million. Approximately SEK 639 million of these costs were recorded in 2004 and the remaining are expected to be recorded in 2005.

Lithuania

SEK in millions, except percentages	2004	2003
Mobile communications
Net sales	2,134	2,032
of which external	2,002	1,911
EBITDA excl. non-recurring items	914	900
Margin (%)	42.8	44.3
Operating income	568	352
CAPEX	271	346
Fixed communications
Net sales	1,906	2,136
of which external	1,796	2,020
EBITDA excl. non-recurring items	887	1,059
Margin (%)	46.5	49.6
Operating income/loss	73	-294
CAPEX	198	136

        In Lithuania, we acquired the remaining shares in the mobile operator Omnitel, and now hold 100 percent of the company. Omnitel's net sales increased by 5 percent due principally to a 27 percent increase in the number of customers, which was partially offset by strong price pressure. In fixed communications, Lietuvos Telekomas' sales decreased 11 percent due to significantly lower price levels and lower fixed voice customer base. However, Internet and data services sales increased 9 percent and the number of broadband customers doubled to 50,000 during the year.

Latvia

SEK in millions, except percentages	2004	2003
Mobile communications
Net sales	2,049	1,855
of which external	2,010	1,835
EBITDA excl. non-recurring items	1,059	944
Margin (%)	51.7	50.9
Operating income	833	632
CAPEX	249	269
Fixed communications
Income from associated companies	219	205
of which share of net income	141	117
of which amortization of goodwill	—	0
of which amortization of fair value adjustments	78	88

        In Latvia, net sales of Latvijas Mobilais Telefons increased 10 percent due to customer growth. For fixed communications, Lattelekom (in which we hold a 49% interest) reported decreased sales. Operating income increased, however, mainly due to lower depreciations.

Estonia

SEK in millions	2004	2003
Mobile communications
Income from associated companies	181	136
of which share of net income	196	215
of which amortization of goodwill	—	-67
of which amortization of fair value adjustments	-15	-12
Fixed communications
Income from associated companies	93	41
of which share of net income	98	84
of which amortization of goodwill	—	-37
of which amortization of fair value adjustments	-5	-6

        In December 2004, we increased our ownership in Eesti Telekom (which owns the mobile operator EMT and the fixed operator Elion) to over 50 percent and as of December 28, Eesti Telekom became a consolidated subsidiary.

        Additionally, in connection with the acquisition, we wrote down the value of brand names by SEK 104 million, which is not included in the above table but decreased our total operating income for Estonia in 2004.

Eurasia

SEK in millions, except percentages	2004	2003
Net sales	4,084	2,742
of which external	4,082	2,740
EBITDA excl. non-recurring items	2,321	1,490
Margin (%)	56.8	54.3
Operating income	1,803	889
CAPEX	1,710	990

        In Eurasia, net sales increased by 49 percent and EBITDA by 56 percent, due to continued growth in customer base and demand for services and effective cost controls.

Russia

SEK in millions	2004	2003
Share of net income	653	709
Amortization of goodwill	—	-200

Income from associated companies	653	509

        In Russia, MegaFon (in which we hold 43.8 percent) more than doubled its customer base, leading to an increase in sales of approximately 80 percent, while EBITDA margin remained steady at 44 percent. Net income was negatively affected by a revaluation of loans.

Turkey

SEK in millions	2004	2003
Share of net income (US GAAP)	895	600
IFRS adjustments	174	706
Amortization of goodwill	—	-541
Amortization of fair value adjustments	-97	-147

Income from associated companies	972	618

        In Turkey, Turkcell (an associated company in which we hold 37.3% and which reports with a one-quarter lag), our share of U.S. GAAP based net income increased by 49 percent, due to an increased customer base and increased customer usage, which offset the adverse effects of new provisions and the lower IFRS adjustments. For 2004 and 2003, IFRS adjustments mainly consist of the inflation adjustment in accordance with IFRS. At the end of 2004, Turkcell also settled its legal disputes with Türk Telekom and the Turkish Treasury.

International Carrier

SEK in millions, except percentages	2004	2003
Net sales	3,952	4,892
of which external	2,702	3,589
EBITDA excl. non-recurring items	167	144
Margin (%)	4.2	2.9
Operating loss	-3,642	-259
CAPEX	169	239

        In our International Carrier operations, net sales fell 19 percent due to discontinuation of unprofitable operations and substantial price erosion, which was not sufficiently offset by increases in market position. We wrote down the value of International Carrier net fixed assets to zero, which resulted in a non-recurring expense of SEK 3,263 million.

Holding

SEK in millions, except percentages	2004	2003
Net sales	1,470	1,628
of which external	1,285	1,389
EBITDA excl. non-recurring items	-5	110
Margin (%)	-0.3	6.8
Income/loss from associated companies	1,413	-1,176
Operating income/loss	1,878	-1,447
CAPEX	43	211

        Operating income increased by SEK 3.3 billion due to divestments and improvements in the remaining operations. Non-recurring items included capital gains from divestitures of SEK 1,504 million, of which SEK 983 million was attributable to final recognition of gains related to Telefos.

Liquidity and Capital Resources

Cash Flows

        The following table and discussion is based on our historical results. Therefore, the fluctuations in the historical cash flows in 2003 as compared to 2002 are due principally to the merger of Telia and Sonera.

SEK in millions	2004	2003	2002
Cash from operating activities	24,403	26,443	12,449
Cash used in capital expenditure	-10,285	-9,092	-8,572
Free cash flow	14,118	17,351	3,877
Cash from other investing activities	2,294	5,649	3,019
Cash flow before financing activities	16,412	23,000	6,896
Cash used in financing activities	-11,102	-16,412	-10,344

Cash and cash equivalents, opening balance	12,069	5,465	8,923
Net cash flow for the period	5,310	6,588	-3,448
Exchange rate difference in cash and cash equivalents	-134	16	-10

Cash and cash equivalents, closing balance	17,245	12,069	5,465

        Our principal source of liquidity is cash generated from operations. Historically, we have also generated significant amounts of cash from asset sales as part of our strategy to focus on our core business. Our liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance of our facilities, to expand our business should management deem that such an expansion is in the interest of shareholders, to fund our working capital requirements and to pay dividends and other returns to shareholders. We believe that we are capable of meeting payables, when they become due, from our cash flow from operating activities. Additionally, we maintain credit facilities with available funds which can be used, if necessary, to meet current liabilities when they fall due.

        Cash flow from operating activities decreased in 2004 mainly due to higher tax payments than in 2003. Cash flow from operating activities increased in 2003 primarily due to the merger and due to improved profitability of our operations.

        Cash used in capital expenditure increased in 2004 due to higher investments in the growth areas broadband, IP-based services and mobile communications. Cash used in capital expenditure increased in 2003 due to the merger.

        Free cash flow (cash flow from operating activities less capital expenditure) decreased in 2004 due to both decreased cash flow from operating activities and increased capital expenditures. In 2003, free cash flow increased mainly due to increased cash flow from operating activities.

        Net cash received from other investing activities decreased in 2004 mainly due to higher amount of acquisitions than in 2003. Net cash received from other investing activities increased in 2003 mainly due to higher proceeds from divestments than in 2002.

        Despite higher dividends paid, net cash used in financing activities decreased in 2004 compared to 2003 due to lower net repayments of loans. Net cash used in financing activities increased in 2003 compared to 2002, primarily due to higher net repayments of loans and higher dividends paid than during 2002.

Acquisitions, Investments and Divestitures

        We have made a number of significant acquisitions and equity investments as well as divestitures since the beginning of 2002. Our most significant transaction during the three-year period ended December 31, 2004 was the merger of Telia and Sonera in December 2002.

        Following the merger, we have made the following significant acquisitions and divestitures:

  •
  In December 2003, we acquired Motorola's 35 percent minority interest in our Lithuanian mobile operation UAB Omnitel, increasing our interest in Omnitel from 55 percent to 90 percent. The purchase price was USD 117 million. In August 2004, we acquired the remaining 10 percent minority interest from the Kazickas family for a purchase price of USD 64 million.

  •
  To fulfill the EU conditions for the merger of Telia and Sonera, we sold our Swedish cable TV operations Com Hem AB to EQT Northern Europe for approximately SEK 2.2 billion and Telia's Finnish mobile operations to Finnet Oy for approximately EUR 14 million, both in June 2003. We recorded a capital gain of SEK 1,811 million from the sale of Com Hem and a capital loss of SEK 108 million from the sale of Telia's Finnish mobile operations.

  •
  In March 2004, we sold our Telia Finans AB leasing portfolio and operations to De Lage Landen International B.V. for approximately SEK 6.2 billion, and we recorded a gain of SEK 399 million from the sale in 2004.

  •
  In October 2004, we acquired France Telekom's Danish subsidiary, the mobile operator Orange A/S, for a purchase price of EUR 606 million.

  •
  In February 2005, we sold our 20 percent holding in Infonet Services Corporation to British Telecom for approximately SEK 1,300 million. We expect to record a capital loss of approximately SEK 20 million on the sale.

        Additionally, in March 2005, we agreed with the Cukurova Group to increase our ownership in Turkcell to 64.3 percent for a cash consideration of USD 3.1 billion, subject to final documentation, due diligence, and necessary regulatory approvals and third-party consents.

Credit Facilities

        We believe that our bank credit facilities and open-market financing programs are sufficient for our present liquidity requirements. Our cash and short-term investments totaled SEK 17.6 billion as of December 31, 2004. In addition, the aggregate principal unutilized amount we had available under our committed credit facilities amounted to approximately SEK 10 billion as of December 31, 2004.

        We currently have a credit rating of A for long-term borrowing and A-1 for short-term borrowing from Standard & Poor's Ratings Services. Our credit rating from Moody's Investor Services is A2 for long-term borrowing and Prime-1 for short-term borrowing. On March 25, 2005, following our announcement of the agreement with the Cukurova Group to purchase additional shares in Turkcell, Standard & Poor's placed its credit ratings on Credit Watch, with negative implications. On March 30, 2005, Moody's affirmed its current credit ratings on TeliaSonera.

        We generally seek to arrange our financing through our parent company TeliaSonera AB. Our primary means of external borrowing are described in Note 30 "Financial Instruments and Financial Risk Management" under subsections "Liquidity and bank credit facilities" & "Open-market financing programs". See also "Contractual Obligations" below.

Contractual Obligations

        The table below sets forth certain information on our other contractual obligations as of December 31, 2004, including scheduled payment dates:

SEK in millions	Total amount outstanding	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	After 5 years
Long-term loans	12,942	—	7,043	2,757	3,142
Short-term loans (1)	11,733	11,733	—	—	—
Operating leases	9,025	1,780	2,597	1,937	2,711
Financial leases	538	225	258	46	9
License fees	793	355	194	194	50
Unconditional purchase obligations	2,310	626	766	612	306
Other contractual obligations	6,064	2,854	2,164	646	400

Total contractual cash obligations	43,405	17,573	13,022	6,192	6,618

(1)
Including short-term portion of long-term loans.

Interest-bearing liabilities

        We had long-term loans amounting to SEK 12,942 million as of December 31, 2004. Of such amount, SEK 390 million was in the form of loans incurred through long-term financial leasing, foreign currency interest rate swaps and interest rate swaps. Further, SEK 7,417 million was in the form of other foreign currency loans and EMTN program loans and SEK 968 million was in the form of other loans. Finally, SEK 4,167 million was in the form of FTNs. Our short-term loans include short-term financial leasing, short-term FTNs, short-term EMTNs, loans, foreign currency interest rate swaps and interest rate swaps.

        Our interest-bearing liabilities, consisting of long-term and short-term loans and our pension liability, totaled SEK 24,675 million as of December 31, 2004, compared to SEK 31,076 million as of December 31, 2003, and SEK 44,956 million as of December 31, 2002. Our interest-bearing liabilities decreased in 2004 as compared to 2003 due to scheduled repayments and early redemptions of debt, financed by our free cash flow and asset sales.

        In 2005, our scheduled debt repayments are higher than they were in 2004. In addition to scheduled amortizations, we have in the past and may in the future decide to redeem or repurchase outstanding debt prior to its maturity.

        In general, our policy is to place debt at the parent company level. However, as of December 31, 2004, our wholly owned subsidiary TeliaSonera Finland Oyj had interest-bearing liabilities to external parties of approximately SEK 9.9 billion outstanding. These liabilities were assumed as a result of the merger of Telia and Sonera in December 2002.

Leasing activities

        Our operating and financial lease obligations primarily relate to office space, technical sites, land, computers and other equipment.

        We are also a party to a cross-border finance lease-leaseback agreement under which TeliaSonera Finland has leased some of its mobile telecommunications network equipment to a group of equity trusts based in the United States, which have in turn leased the equipment back to TeliaSonera

Finland. See Note 31 to our consolidated financial statements "Contingent Assets, Collateral Pledged and Contingent Liabilities" for more details regarding this transaction.

License fees

        License fees in the above table relate to our remaining annual payments for the UMTS licenses in Denmark as of December 31, 2004. We have subsequently returned one of our two UMTS licenses in Denmark to the Danish NRA.

Unconditional purchase obligations

        Unconditional purchase obligations consist mainly of future payments under our restructuring provision related to Telia's former international carrier activities.

Other contractual obligations

        Other contractual commitments consist of our contractual obligations to acquire intangible, tangible and financial fixed assets, and to make payments under our guarantees that we have recorded as provisions in the balance sheet.

        As of December 31, 2004, we had a capital commitment to invest EUR 275 million (SEK 2,482 million) in Xfera Móviles S.A.. Our ownership in Xfera is 16.45 percent and our share of the shareholder capital commitments is 23.13 percent. The existing capital commitment was originally scheduled to be paid by the end of 2004, but due to ongoing negotiations among Xfera owners this payment has been postponed.

        As of December 31, 2004, we had contractual obligations to acquire tangible fixed assets totaling SEK 2,126 million, mainly related to supplier contracts for the construction of fixed networks in Sweden and Denmark and mobile networks in Norway, Denmark and Kazakhstan.

        We have guarantee commitments on behalf of Ipse 2000 S.p.A., our 12.55 percent held UMTS investment in Italy, which we have recorded in our balance sheet as provisions. These commitments, consisting of our portion of Ipse's 3G license payments to the Italian government, as well as rental payments for base station sites, have been secured by bank guarantees. As of December 31, 2004, the amount of provision for our future payments totaled SEK 967 million.

Other commercial commitments

        In addition to our contractual commitments presented above, we also have certain other commercial commitments (contingent liabilities), which mainly relate to guarantees issued by us. If exercised or called, these guarantees would affect our liquidity.

        The table below sets forth certain information on our other commercial commitments as of December 31, 2004:

SEK in millions	Total amount committed	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	After 5 years
Credit and performance guarantees(1)	2,289	452	247	1,408	182

(1)
Guarantees, for which we have recorded a provision, are not included in the table.

        For all guarantees, except the credit guarantee on behalf of Svenska UMTS-nät AB, stated amounts, included in the table above, equal the estimated maximum amount of future payments that we could be required to make under the respective guarantee. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility totaling SEK 7,000 million, we have issued to the lenders a guarantee, which totaled maximum of SEK 3,500 million as of December 31, 2004 and SEK 2,650 million in February 2005, after a reduction of the credit facility to SEK 5,300 million. We have also granted pledges of our shares in Svenska UMTS-nät to the lenders. As of December 31, 2004, Svenska UMTS-nät had, under the credit facility, borrowed SEK 2,014 million, of which we guarantee 50 percent, or SEK 1,007 million.

        We have issued the following guarantees on behalf of Xfera, which totaled SEK 769 million as of December 31, 2004:

  •
  Counter guarantees of EUR 41 million as our pro rata share on behalf of Xfera's performance requirements in relation to its UMTS license. The guarantees may be partly overlapping with the capital commitment discussed above under "Other contractual obligations." For instance, we believe that our investments pursuant to the contractual capital commitment will enable Xfera to meet the performance requirements in relation to its UMTS license.

  •
  In addition, we have provided counter guarantees of EUR 44 million as our pro rata share to cover the payment of Xfera's spectrum fees for 2001-2004, which are currently subject to dispute with the Spanish government.

        As of December 31, 2004, we had a provision of EUR 51 million, equivalent to SEK 460 million, for our commitments and obligations on behalf of Xfera, and we believe that there is currently no need for additional provisions.

        As of December 31, 2004, other guarantees included approximately SEK 400 million related to divested businesses, and certain other guarantees in the normal course of business.

Off-Balance Sheet Arrangements

        Except for credit and performance guarantees discussed above in "Contractual Obligations," there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Financial Risk Management

        Our financial policy contains guidelines for interest rates and the average maturity of borrowings. Our current policy is that the duration of interest-bearing loans should be from six months to four years. We arrived at this duration interval by balancing the estimated running cost of borrowing and the risk of a significant negative impact on earnings should there be a sudden, major change in interest rates. Our basic goal is to optimize interest rate risk for the TeliaSonera group as a whole. We use Swedish krona as our accounting currency. Our borrowings are therefore normally swapped into or denominated in Swedish krona, unless directly linked to international operations. If the available loan form does not directly reflect the desired loan portfolio structure, in terms of interest or currency, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and foreign currency interest rate swaps. Foreign currency interest rate swaps, normally, relate to loans denominated in foreign currencies that are swapped into Swedish krona, and thus do not entail any currency risk.

        We typically use our uncommitted facilities for our financing needs, since we normally have good access to those market facilities.

        See Note 30 to our consolidated financial statements "Financial Instruments and Financial Risk Management" under subsection "Foreign exposure / Foreign-exchange derivatives" for further reference regarding our portfolio of foreign currency interest rate swaps and our portfolio of foreign exchange derivatives hedging loans, investments and operational transaction exposure, as of December 31, 2004.

        As of December 31, 2004, TeliaSonera AB and TeliaSonera Finland Oyj had interest-bearing liabilities of SEK 23,245 million with a duration of interest of approximately 1.1 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was, as of the same date, approximately SEK 17,500 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. The fair value of the loan portfolio would, however, change by approximately SEK 250 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2004. See Note 30 to our consolidated financial statements "Financial Instruments and Financial Risk Management" under subsection "Borrowings, maturity structure, interest rates and currencies" for further reference regarding the borrowings and the average cost, including relevant hedges, of outstanding long-term and short-term borrowings as of December 31 for the past three years of TeliaSonera AB and TeliaSonera Finland Oyj.

        The following table sets forth our portfolio of long-term and short-term borrowings (including accrued interest):

	As of December 31, 2004
SEK in millions	Book value	Fair value
Long-term loans	12,975	13,241
Short-term loans	11,736	12,215
Interest rate swaps, gains	-214	-214
Foreign currency interest rate swaps, gains	-312	-312
Interest rate swaps, losses	158	158
Foreign currency interest rate swaps, losses	131	131
Other foreign currency derivatives, gains	-42	-42

Total borrowings (including derivatives)	24,432	25,177

        The TeliaSonera group's operational transaction exposure is not significant at present, but it is expected to increase over time. Assuming an operational transaction exposure equivalent to that for the applicable year and provided that no hedging measures were taken and not including any potential impact on income due to currency translation of other income statement items, the negative impact on pre-tax income of our Swedish operations would have been approximately SEK 12 million for the year 2004 and SEK 12 million for the year 2003 on a full-year basis if the Swedish krona weakened by one percentage point against all the transaction currencies of our Swedish operations.

        TeliaSonera Corporate Finance and Treasury is responsible for group-wide financial risk management, including netting and pooling of capital requirements and payment flows. TeliaSonera Corporate Finance and Treasury also seeks to optimize the cost of financial risk management, which in certain cases may mean that, for example, an intra-group transaction is not replicated with an identical transaction outside the group. TeliaSonera Corporate Finance and Treasury's deviation mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. TeliaSonera Corporate Finance and Treasury's risk mandate in the currency markets is currently capped at the equivalent of a nominal plus or minus SEK 200 million. As of December 31, 2004, the risk mandate was utilized by less than SEK 150 million.

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

        Net foreign assets, which equal the sum of equity and goodwill from acquisitions, amounts as of December 31, 2004 to approximately SEK 123.5 billion (and as of December 31, 2003 to approximately SEK 116.4 billion). As of December 31, 2004, we had no hedges relating to net foreign assets. The positive impact on the TeliaSonera group's equity would be approximately SEK 1.2 billion as of December 31, 2004, and approximately SEK 1.2 billion as of December 31, 2003, if the Swedish krona weakened by one percentage point against all the currencies related to net foreign assets. This impact on the TeliaSonera group's equity does not include any potential negative impact due to our operational need to net purchase foreign currency.

        The TeliaSonera group employs derivatives in its financial management activities. Derivatives are primarily used to obtain the duration of interest desired on the loans within the portfolio, and the risk profile desired in foreign exchange dealings. We accept only creditworthy counterparties for financial transactions such as interest rate swaps, foreign currency swaps and other transactions in derivatives. We require each counterparty to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterparty depends on the rating of that counterparty. As of December 31, 2004, TeliaSonera group's aggregate exposure to counterparties in derivatives was SEK 229 million, calculated as the sum of net claims on all of the respective counterparties.

        The credit risk with respect to our trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior and, if necessary, credit and business information derived from external sources. Bad debt expense in relation to consolidated revenues was 0.3 percent, 0.7 percent and 1.4 percent in 2004, 2003 and 2002, respectively.

        Almost all our employees in Sweden, Finland and Norway are covered by defined benefit pension plans, pursuant to which individuals are guaranteed a pension equal to a certain percentage of his or her salary. The pension plans mainly include old-age pensions, disability pensions and family pensions. The pension obligations are secured principally by pension funds, but also through provisions reflected in our balance sheet and through insurance policies. In Finland, a part of the pension is funded in advance and the remaining part financed as a pay-as-you-go pension. Our employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to the latter are normally set at a certain percentage of the employee's salary. Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles. The assets of the pension funds constitute plan assets for pensions and are valued at market value. When the net cumulative unrecognized actuarial gain or loss on pension obligations and plan assets goes outside a "corridor" equal to ten percent of the greater of either pension obligations or the market value of plan assets, the surplus amount is amortized over the remaining employment period. See Note 22 to our consolidated financial statements "Provisions for Pensions and Employment Contracts" for further reference regarding actuarial calculation assumptions.

        As of December 31, 2004, we had pension obligations with a net present value of SEK 18,047 million. To secure these obligations we maintain pension funds, with plan assets equivalent to SEK 15,838 million based on market values as of December 31, 2004. The pension funds assets are used as the primary funding source for the pension obligations, and at the end of 2004, these assets consisted of approximately 56 percent of fixed income instruments and approximately 44 percent of shares and other investments. The expected return on plan assets is approximately 5.7 percent annually. The portion of the Swedish liabilities not covered by plan assets and the taxed reserve for employment contracts are recorded as provisions in our balance sheet. Pension obligations not covered by plan assets are secured through an external credit guarantee. Except for the taxed reserve for employment contracts, our pension obligations are thus secured through pension funds and/or external credit guarantees.

        The pension obligations would have been SEK 2,900 million higher, if the weighted average discount rate had been one percentage point lower than the five percent that we have used as of December 31, 2004. Such an increase in the pension obligations, were interest rates to fall, would be partly offset by a positive impact from the fixed income assets in the pension funds. Based on the duration of the pension funds' fixed income portfolios (including index-linked bonds) as of December 31, 2004, and assuming that the value of the other assets in the pension funds were unchanged, a similar reduction in interest rates is estimated to increase the value of the pension funds' assets by some SEK 900 million.

Critical Accounting Policies, Estimates and Assumptions

        The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Management believes that the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Revenue recognition

        For a telecom operator, management judgment is required in a number of cases to determine if and how revenue should be recognized, such as when signing agreements with third-party providers for content services (are we principal or agent under the agreement?), in complex bundling of products, services and rights to use assets into one customer offering (do we recognize the separate components up-front or defer?), the sales of Indefeasible Rights of Use, when signing swap contracts for infrastructure, capacity and services, and in assessing the degree of completion in service and construction contracts. Our recording of net sales is described in Note 6 to our consolidated financial statements under IFRS.

        Our allowance for doubtful receivables reflects estimated losses that result from the inability of our customers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends. Should economic or specific industry conditions worsen compared to our estimates, we may have to increase our allowance, negatively impacting earnings. See also section "Credit risk" in Note 30 to our consolidated financial statements under IFRS for a description of how we mitigate credit risks related to trade receivables.

Valuation of Long-lived Assets

        Long-lived assets represent approximately 80 percent of our total assets, the recording of which is described in Notes 14, 15 and 16 to our consolidated financial statements under IFRS.

        Amortization and depreciation of intangible and tangible long-lived assets are based on the assets' historical acquisition value, with appropriate adjustments for impairment and taking into account changes in the estimated useful life of the assets. For assets acquired during a year, amortization and depreciation is calculated from the date of acquisition. Amortization and depreciation is mainly recorded on a straight-line basis. See also Note 10 to our consolidated financial statements under IFRS.

        Long-lived assets are reviewed for impairment at least annually and else whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, by analyzing individual assets or classes of assets that naturally belong together. If an analysis indicates that the value recorded is too high, the asset's recoverable value is set, which is the higher of the net realizable value of the asset and its value in use. Value in use is measured based on the expected future discounted cash flows (DCF model) attributable to the asset. A write-down consists of the difference between the carrying value and recoverable value of the asset.

        A number of significant assumptions and estimates are involved in the application of a DCF model to forecast operating cash flows, for example with respect to factors such as market growth rates, revenue volumes, market prices for telecommunications services, costs to maintain and develop communications networks and working capital requirements. Forecasts of future cash flows are based on our best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management and the audit committee of our board of directors. Cash flow forecasts are adjusted by an appropriate discount rate derived from our cost of capital plus a reasonable risk premium at the date of evaluation.

        If the projections for future cash flows for any of our long-lived assets change as a result of changes in business model or strategy, competitive pressures, or regulatory environment, impairment charges may have to be recognized.

Restructuring

        We have engaged, and may in the future need to engage, in restructuring activities, which require management to make significant estimates related to realizable values of assets made redundant or obsolete (see "Valuation of Long-lived Assets" above) and expenses for severance and other employee separation costs, lease cancellation and other exit costs, which we recorded as write-downs or provisions at the time of the restructuring decision. Should the actual amounts differ from our estimates, our future results could be materially impacted. See also Note 35 to our consolidated financial statements under IFRS.

Provisions for Pensions

        The most significant assumptions that management has to make in connection with the actuarial calculation of pension obligations and pension expenses affect the discount rate, the expected rate of compensation increase, the employee turnover rate, the average expected remaining working-life, the increase in income base amount, the annual adjustments to pensions, and the expected return on plan assets. For a discussion of this process and how plan assets are invested, see sections "Actuarial calculation assumptions" and "Strategic plan-asset allocation" in Note 22 to our consolidated financial statements under IFRS. A change in any of these key assumptions may have a significant impact on projected benefit obligations, funding requirements and periodic pension cost. See section "Pension obligation risk" in Note 30 to out consolidated financial statements under IFRS for a sensitivity analysis related to a change in the weighted average discount rate in calculating pension provisions.

Income Taxes

        Significant management judgment is required in determining current tax liabilities and assets as well as provisions for deferred tax liabilities and assets, in particular as regards valuation of deferred tax assets. As part of this process, we have to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in the financial statements and tax returns. Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income. Actual results may differ from these estimates due to, among other factors, future changes in business environment, currently unknown changes in income tax legislation, or results of the final review of tax returns by tax authorities or by courts of law.

        Deferred tax assets are reduced by means of a valuation allowance, to the extent that the ability of realizing the underlying tax asset within the foreseeable future is not likely. To the extent the likely recovery of a deferred tax asset changes, the effect of such changes is recorded in the income statement for the relevant period. See also Note 13 to our consolidated financial statements under IFRS.

Litigation and Contingent Liabilities

        Determination of the treatment of contingent liabilities in the consolidated financial statements is based on management's view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business. A provision is recognized if an adverse outcome is probable and the amount is estimable. If the likelihood of an adverse outcome is less than probable but reasonably possible, or an estimate is not determinable, the matter is disclosed provided that the contingency is material. See also Note 31 to the consolidated financial statements under IFRS.

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

        The following is a brief summary of certain regulatory proceedings to which we or one of our subsidiaries is a party:

  •
  In November 1998, Telia Finland filed a complaint with FICORA relating to the termination charges Sonera applied on calls terminating in its mobile network. In April 2001, FICORA issued a decision in which it stated that the interconnection fees Sonera charged are not reasonable in relation to the actual costs of providing such services and ordered Sonera to revise its interconnection fees. Sonera appealed FICORA's decision. In September 2004, the Supreme Administrative Court affirmed the decision of FICORA. We have thereafter received claims for damages from Elisa in the amount of EUR 300 million regarding alleged excessive mobile termination fees since 1997, and have recorded a provision of EUR 5 million as of December 31, 2004. However, the outcome of potential disputes is very difficult to assess due to lack of clear legislation and lack of case law. Similar claims from the Finnet Group are likely to come.

  •
  The administrative courts in Sweden have ruled that Telia shall reimburse Tele2 for all traffic transferred by Telia to Tele2's mobile network, while Telia is entitled to be reimbursed by the originating operators who have transferred traffic on Telia's network. In connection with the proceedings above, Tele2 brought an action in the Swedish civil courts against Telia claiming SEK 1,000 million and accrued interest for interconnection fees for the period September 1998-June 2004. The action has been stayed pending the administrative procedures. Presently the level of the interconnection fee is still pending in the county administrative court. We have made provisions with an amount we believe to be sufficient.

  •
  Telia is in disputes with Tele2 and Vodafone in Sweden regarding the level of interconnection fees for calls terminated in their respective mobile networks. The NPTA has decided that Tele2 and Vodafone were entitled to charge Telia approximately SEK 0.97 per minute until July 5, 2004 and thereafter SEK 0.80 per minute. Tele2 and Vodafone claim that the interconnection fees should be approximately SEK 1.40 per minute, while we claim that the fees should be substantially lower than the NPTA has decided. The issues are presently pending in the county administrative court.

  •
  During the second half of 2001, a number of operators filed complaints against Telia with the Swedish Competition Authority and the Swedish Competition Authority initiated an investigation regarding Telia's pricing of ADSL services. The complaints suggest that the difference between Telia's wholesale prices and retail prices is too low to effectively enable competition in the retail market. In December 2004 the Competition Authority sued us at the district court of Stockholm claiming that we have abused a dominant position. The Authority demands a fee of SEK 144 million. Our position is that we have not engaged in any prohibited pricing activities. Following the Competition Authority's lawsuit, Tele2 has on April 1, 2005 claimed damages from Telia due to the alleged abuse of dominant position. We will vigorously contest Tele2's claim.

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

  •
  In October 2002, the leading Finnish newspaper Helsingin Sanomat published an article claiming that Sonera's corporate security had unlawfully used identification information relating to telecommunications. A police investigation has been conducted and certain former TeliaSonera Finland employees, including a former CEO, are being prosecuted for gross violation of privacy in telecommunications. TeliaSonera Finland, as a company, is not an official party to the trial.

        The following is a brief summary of certain legal proceedings to which we or one of our subsidiaries is a party:

  •
  We are currently involved in litigations with former shareholders of the Brazilian mobile operator Tess relating to such shareholders' disposal of its investment in Tess as well as certain call options and subscription rights in Tess. The litigation, which was initiated in 1998, is still in the procedural stage.

  •
  Companies within the Alfa Group have sued the parties to the MegaFon shareholders' agreement in the Court of Khanty-Mansi Autonomous Area and asked the Court to declare most of the shareholders agreement, including for example, section regarding board representation for TeliaSonera null and void. In its ruling in December 2004, the Court declared the relevant sections null and void. TeliaSonera and other shareholders have appealed this decision. The Alfa Group is also contesting the validity of the shareholders' agreement on an arbitration proceeding in Stockholm, Sweden.

Research and Development

        Rapid advances in telecommunications make it critical for us to renew and refine our businesses and services. To assist us in rapidly responding technological changes, we are shifting part of our research and development efforts from in-house development to cooperation with customers, suppliers, universities and research institutions. In 2004, we incurred research and development expenses of SEK 2,783 million as compared to SEK 2,543 million for 2003 and SEK 1,167 million for 2002. The increase in 2003 compared to 2002 was mainly due to the merger and consolidation of Sonera.

        One of the main goals of our research and development program is to develop services that are reliable and easy to use and that enable users to access the desired services regardless of the mode of access. This goal was illustrated during 2004 by our launch of Telia Connect Pro with a SIM-based multi-access roaming that ensures the fastest available connection being automatically selected.

        Other development initiatives in 2004 included, for instance, preparing a readiness for IP multimedia services; and introducing streaming media applications and business models, including real time television on 3G terminals, the launch of a digital IP-TV service, and a commercial pilot for mobile TV network.

        As of December 31, 2004, we had approximately 650 patent "families" and over 2,400 patents and patent applications, none of which, individually, is material to our business.

Environment

        TeliaSonera topped the ranking in 2004 in the Climate Index of the Swedish insurance company Folksam. The index analyses and presents the amount of carbon dioxide emitted by publicly traded companies, and looks at how the companies work towards reducing emissions and how the companies present their emissions and the reduction measures. One of the reasons for TeliaSonera's emission reduction was a reduction of travel by using telemeetings.

Parent Company

        Financial statements for the parent company are prepared and presented in accordance with the Swedish Annual Accounts Act and standards and statements issued by the Swedish Financial Accounting Standards Council and its Emerging Issues Task Force.

        Net sales were SEK 21,601 million (21,858), of which SEK 16,892 million (17,108) was billed to subsidiaries. Earnings before appropriations and taxes decreased to SEK 3,970 million (5,450), as improved operating income did not balance write-downs of shares in subsidiaries. Due to released untaxed reserves, earnings after appropriations and taxes improved to SEK 10,467 million (3,328).

        The balance sheet total increased to SEK 138,967 million (137,275). Shareholders' equity increased to SEK 97,644 million (96,198). Retained earnings amounted to SEK 25,153 million (23,138).

        Cash flow from operating activities improved to SEK 10,900 million (7,561) and cash flow before financing activities to SEK 11,555 million (5,606). Net borrowings increased to SEK 5,413 million (3,294). Cash and cash equivalents totaled SEK 13,125 million (8,809).

        The equity/assets ratio (including the equity component of untaxed reserves) was 67.9 percent (74.1).

        Total investments amounted to SEK 14,472 million (12,805), including SEK 2,941 million (2,506) in tangible fixed assets, primarily fixed-line installations. Other investments totaling SEK 11,531 million (10,299, of which SEK 2,581 million reflected the purchase price consideration for Sonera) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 14 million (2,013) was provided through debt conversion.

        Due to operations acquired, the number of employees as of December 31, 2004 was 3,867 compared to 2,982 at year-end 2003.

        Effective January 1, 2004, the Swedish Annual Accounts Act was changed, allowing certain financial instruments to be recorded on an ongoing basis at fair value. Comparable figures have been restated to reflect the change in accounting principles.

Trend Information

        Our business and results of operations have been affected during the last several years by a number of important trends. The global communications market has experienced rapid growth, especially as the areas of voice and data transmission have converged and become digitalized. Overall growth, however, has slowed down in the Nordic and Baltic markets, but has continued to be rapid in the Russian, Turkish and Eurasian mobile services markets.

        In the Swedish and Finnish mobile communications market, growth has slowed as penetration levels have risen. However, price erosion has had a negative effect on our revenue growth.

        Retail revenues from our fixed telephony operations in Sweden have declined in the last several years as a result of the introduction of carrier pre-selection in long-distance, international and fixed to mobile calls in 1999 and in local calls in 2002 as well as fierce competition, which together have contributed to our declining market shares within the fixed telephony traffic market. In Finland, our fixed telephony business has steadily decreased over the last several years, mainly due to fixed-to-mobile migration and people moving out from our traditional service areas in Eastern and Northern Finland.

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

        In our Danish mobile operations, fast customer growth has contributed to an increase in revenues and the operation has been reducing its operating losses. Our acquisition of Orange Denmark in 2004 reinforced our position in the Danish mobile market. Restructuring of the Danish fixed network business has significantly improved its results during 2003 and 2004.

        Our Baltic mobile operations have continued to show growth. As a consequence, however, our Baltic fixed network operations have suffered from fixed-to-mobile migration and declining revenues.

        Our Eurasian mobile operations in Azerbaijan, Georgia, Kazakhstan and Moldova have continued to show customer growth. These countries currently have low GDP per capita but have been exhibiting strong economic development. The mobile penetration rate in these countries is still low.

        Russia, where our associated company MegaFon operates, has continued to exhibit growth both generally and for the mobile market. The mobile penetration rate in Russia is still low. Turkey, where our associated company Turkcell is the largest mobile operator, has exhibited strong recent economic growth after experiencing economic difficulties in 2000-2002.

        Our TeliaSonera International Carrier operations have continued to face difficult market conditions. However, our restructuring efforts regarding our international carrier activities have been successful and we have reduced losses significantly. The closing down of unprofitable businesses within TeliaSonera International Carrier together with continued price erosion has, however, resulted in declining revenues. Additionally, after an annual impairment test, we recorded the net book value of International Carrier fixed assets to zero in 2004.

Outlook

        We expect 2005 to be the first year in a three-year transition period with strong migration from fixed to mobile and Internet-based services impacting in the first phase our home markets, particularly Sweden and Finland, where price pressure is expected to continue.

        The restructuring programs launched will have a negative effect on 2005 operating income but simultaneously they will represent substantial cost reductions during the latter part of the three-year transition period.

        In the mobile operations in Norway, Denmark, the Baltics, Eurasia and in the non-consolidated operations in Russia and Turkey we expect continued growth both in terms of revenue and profitability.

        Due to the migration and price pressure, group revenue growth will be limited. Longer term we however expect market growth to return to higher levels. Group EBITDA margin excluding non-recurring items is expected to decline somewhat in 2005.

        Total CAPEX for 2005 is expected to be in line with last year.

        TeliaSonera's strong market positions and financial strength is a solid base for meeting the challenges of continued price pressure, migration from fixed to mobile and Internet based services, and potential acquisition opportunities within the current footprint.

        TeliaSonera's ambition remains to enhance value by strengthening and improving its operations and positions.

Dividend 2004

        For 2004, the Board of Directors and the CEO propose an ordinary dividend of SEK 1.20 per share. This results in a total distribution of SEK 5,610 million. See "Proposed Appropriation of Earnings."

Capital Distribution to Shareholders

        TeliaSonera has communicated that it is planning to distribute SEK 30 billion to its shareholders during the period 2005-2007 in addition to ordinary dividends. In case there are attractive investment opportunities available in addition to the current plan, this figure can be adjusted.

        The Board of Directors will, as a first step, propose that the AGM on April 26, 2005 decide on a distribution of approximately SEK 10 billion. The method proposed for distribution will be a repurchase of shares through a public offer with sales rights that will be traded on Stockholm Exchange and Helsinki Stock Exchange. More detailed information about the proposal will be communicated in connection with the notice of the AGM.

Consolidated Income Statements—IFRS

		January-December
SEK in millions, except per share data
	Note	2004	2003	2002
Net sales	6, 33	81,937	82,425	59,483
Costs of production	7, 10	-43,104	-46,688	-38,182

Gross income		38,833	35,737	21,301
Sales, administrative, and research & development expenses	7, 10	-21,367	-23,161	-18,667
Other operating revenues and expenses	8, 10	-2,221	1,752	-14,057
Income from associated companies	11, 33	3,548	382	528

Operating income/loss	33	18,793	14,710	-10,895
Financial revenues and expenses	12	-1,345	-811	-721

Income/Loss after financial items		17,448	13,899	-11,616
Income taxes	13	-3,184	-3,850	3,619
Minority interests		-1,300	-969	-70

Net income/loss		12,964	9,080	-8,067

Earnings/loss per share (SEK)	20
Basic		2.77	1.95	-2.58
Diluted		2.77	1.95	-2.58

Consolidated Balance Sheets—IFRS

		December 31,
SEK in millions
	Note	2004	2003	2002
Assets
Intangible fixed assets	14	70,493	61,820	68,106
Tangible fixed assets	15, 28	47,542	49,161	56,172
Equity participations in associated companies	16, 30	19,613	20,401	23,027
Other financial fixed assets	16, 28, 30	15,497	21,660	25,507

Total fixed assets		153,145	153,042	172,812

Inventories, etc.	17	655	501	580
Receivables	18, 28, 30	21,605	24,170	26,607
Short-term investments	19	12,070	8,658	3,826
Cash and bank	32	5,543	3,689	2,831

Total current assets		39,873	37,018	33,844

Total assets		193,018	190,060	206,656

Shareholders' equity and liabilities
Restricted equity
Share capital		14,961	14,961	14,738
Restricted reserves		64,439	71,284	76,962
Non-restricted equity
Non-restricted reserves		29,292	17,068	25,196
Net income/loss		12,964	9,080	-8,067

Total shareholders' equity		121,656	112,393	108,829

Minority interests in equity	21	7,457	3,441	5,120

Provisions for pensions and employment contracts	22	—	522	224
Deferred tax liability	13, 23	7,906	8,537	10,673
Other provisions	23	5,496	6,238	7,509

Total provisions		13,402	15,297	18,406

Interest-bearing liabilities
Long-term loans	24, 28, 30	12,942	25,867	32,124
Short-term loans	25, 28, 30	11,733	4,687	12,608
Non-interest-bearing liabilities
Long-term liabilities	26, 28	2,450	2,489	2,350
Current liabilities	27, 30	23,378	25,886	27,219

Total liabilities		50,503	58,929	74,301

Total shareholders' equity and liabilities		193,018	190,060	206,656

Contingent assets	31	—	—	—
Collateral pledged	31	1,675	2,789	373
Contingent liabilities	31	2,289	3,099	6,006

Consolidated Cash Flow Statements—IFRS

		January-December
SEK in millions
	Note	2004	2003	2002
Net income/loss		12,964	9,080	-8,067
Adjustments:
Depreciation, amortization and write-downs		15,726	18,248	21,029
Capital gains/losses on sales/discards of fixed assets		-1,468	-2,618	-88
Income from associated companies		-1,790	251	-528
Pensions and other provisions		-1,611	-2,880	2,791
Financial items	32	-435	363	-425
Income taxes	32	52	2,542	-3,741
Minority interest, miscellaneous non-cash items		1,248	978	140
Cash flow before change in working capital		24,686	25,964	11,111

Increase (-)/Decrease (+) in operating receivables		728	1,423	4,102
Increase (-)/Decrease (+) in inventories etc.		-37	125	382
Increase (+)/Decrease (-) in operating liabilities		-974	-1,069	-3,146
Change in working capital		-283	479	1,338

Cash flow from operating activities		24,403	26,443	12,449
Intangible and tangible fixed assets acquired		-10,285	-9,092	-8,572
Intangible and tangible fixed assets divested		130	358	218
Compensation received for divested IRU		8	10	13
Compensation paid for acquired IRU		-1	0	-48
Shares, participations and operations acquired	32	-6,169	-2,188	363
Shares, participations and operations divested	32	6,795	3,902	1,271
Loans made and other investments		-10	-172	-20
Repayment of loans made and other investments		1,128	1,215	1,355
Investment in financial leasing receivables		-458	-2,962	-4,590
Amortization of financial leasing receivables		823	3,400	3,474
Compensation from/Payment to pension fund		—	1,000	-1,011
Net change in advances and short-term loans to associated companies etc.		48	1,086	1,994
Cash flow from investing activities		-7,991	-3,443	-5,553

Cash flow before financing activities		16,412	23,000	6,896
Dividend		-4,675	-1,870	-600
Transactions with minority shareholders		-441	-468	-1,059
Loans raised		260	374	5,678
Loans amortized		-8,544	-6,272	-12,840
Net change in interest-bearing liabilities with short maturities		2,298	-8,176	-1,523
Cash flow from financing activities		-11,102	-16,412	-10,344
Cash flow for the year		5,310	6,588	-3,448

Cash and cash equivalents, opening balance		12,069	5,465	8,923
Cash flow for the year		5,310	6,588	-3,448
Exchange rate differences in cash and cash equivalents		-134	16	-10
Cash and cash equivalents, closing balance	32	17,245	12,069	5,465

Consolidated Statements of Changes in Shareholders' Equity—IFRS

SEK in millions	Share capital	Share premium reserve	Equity method reserve	Other restricted reserves	Acc. exchange rate diff., restricted reserves	Non- restricted equity	Acc. exchange rate diff., non- restricted reserves	Total equity
Closing balance, December 31, 2001	9,604	13,878	487	17,170	4,726	12,969	1,051	59,885
New share issue expenses after taxes	—	16	—	—	—	—	—	16
Transactions with non-related parties	—	—	—	—	—	-57	—	-57
Exchange rate differences (Note 20)	—	—	—	—	1,692	—	35	1,727
Reporting financial instruments at fair value (Note 20)	—	—	—	20	—	—	—	20
Net income recognized directly in equity	—	16	—	20	1,692	-57	35	1,706
Dividend	—	—	—	—	—	-600	—	-600
New share issue	5,134	50,771	—	—	—	—	—	55,905
Transfer from restricted to non-restricted equity decided by EGM	—	-11,957	—	—	—	11,957	—	—
Transfer between restricted and non-restricted equity	—	—	130	29	—	-159	—	—
Net loss	—	—	—	—	—	-8,067	—	-8,067

Closing balance, December 31, 2002	14,738	52,708	617	17,219	6,418	16,043	1,086	108,829

Transactions with non-related parties	—	—	-13	—	—	—	—	-13
Exchange rate differences (Note 20)	—	—	—	—	-8,266	—	165	-8,101
Inflation adjustments (Note 20)	—	—	2,427	—	—	—	—	2,427
Reporting financial instruments at fair value (Note 20)	—	—	—	-10	—	—	—	-10
Net income recognized directly in equity	—	—	2,414	-10	-8,266	—	165	-5,697
Dividend	—	—	—	—	—	-1,870	—	-1,870
New share issue	223	1,828	—	—	—	—	—	2,051
Transfer between restricted and non-restricted equity	—	—	1,192	-2,836	—	1,644	—	—
Net income	—	—	—	—	—	9,080	—	9,080

Closing balance, December 31, 2003	14,961	54,536	4,223	14,373	-1,848	24,897	1,251	112,393

Transactions with non-related parties	—	—	-12	—	—	—	—	-12
Exchange rate differences (Note 20)	—	—	—	—	-1,768	—	-485	-2,253
Inflation adjustments (Note 20)	—	—	1,452	—	—	—	—	1,452
Revaluing fair values of net assets in associates becoming consolidated subsidiaries (Note 20)	—	—	—	1,641	—	—	—	1,641
Reporting financial instruments at fair value (Note 20)	—	—	—	—	—	146	—	146
Net income recognized directly in equity	—	—	1,440	1,641	-1,768	146	-485	974
Dividend	—	—	—	—	—	-4,675	—	-4,675
Transfer between restricted and non-restricted equity	—	—	1,479	-9,637	—	8,158	—	—
Net income	—	—	—	—	—	12,964	—	12,964

Closing balance, December 31, 2004	14,961	54,536	7,142	6,377	-3,616	41,490	766	121,656

TeliaSonera

Notes to Consolidated Financial Statements—IFRS

1.    Basis for Preparation

General

        TeliaSonera's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

Accounting principles

        The applied accounting principles are described in the respective notes.

        Discrepancies between Swedish, Finnish and U.S. GAAP and TeliaSonera accounting principles are discussed in separate notes.

Amounts and dates

        Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK) or other currency specified and are based on the twelve-month period ended December 31 for income statement items and as of December 31 for balance sheet items, respectively.

New accounting standards and other changes

New accounting standards

        On December 17, 2003, revisions to IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were issued. A further amendment to IAS 39, incorporating new provisions that permit, in certain cases, fair value hedge accounting for a portfolio hedge of interest rate risk (macro hedging), was issued on March 31, 2004. The revised IAS 39 must be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted only if the revised IAS 32 is also early applied. On December 17, 2004, limited amendments to IAS 39 were issued. The amendments give entities a choice of applying the "day 1' gain or loss recognition requirements in IAS 39: retrospectively (as previously required by IAS 39); prospectively to transactions entered into after October 25, 2002 (the effective date of similar requirements in U.S. GAAP); or prospectively to transactions entered into after January 1, 2004.

        On December 18, 2003, IAS 15 "Information Reflecting the Effects of Changing Prices" was withdrawn and revisions were issued to IAS 1 "Presentation of Financial Statements," IAS 2 "Inventories," IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors," IAS 10 "Events after the Balance Sheet Date," IAS 16 "Property, Plant and Equipment," IAS 17 "Leases," IAS 21 "The Effects of Changes in Foreign Exchange Rates," IAS 24 "Related Party Disclosures," IAS 27 "Consolidated and Separate Financial Statements," IAS 28 "Investments in Associates," IAS 31 "Interests in Joint Ventures," IAS 33 "Earnings per Share," and IAS 40 "Investment Property." The effective date for all revised standards is January 1, 2005. Earlier application is encouraged.

        The revised standards also superseded SIC 1 "Consistency—Different Cost Formulas for Inventories," SIC 2 "Consistency—Capitalization of Borrowing Costs," SIC 3 "Elimination of Unrealised Profits and Losses on Transactions with Associates," SIC 5 "Classification of Financial Instruments—Contingent Settlement Provisions," SIC 6 "Costs of Modifying Existing Software," SIC 11 "Foreign Exchange—Capitalisation of Losses Resulting from Severe Currency Devaluations," SIC 14 "Property, Plant and Equipment—Compensation for the Impairment or Loss of Items," SIC 16 "Share Capital—Reacquired Own Equity Instruments (Treasury Shares)," SIC 17 "Equity—Costs of an Equity

Transaction," SIC 18 "Consistency—Alternative Methods," SIC 19 "Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29," SIC 20 "Equity Accounting Method—Recognition of Losses," SIC 23 "Property, Plant and Equipment—Major Inspection or Overhaul Costs," SIC 24 "Earnings Per Share—Financial Instruments that May Be Settled in Shares," SIC 30 "Reporting Currency—Translation from Measurement Currency to Presentation Currency," and SIC 33 "Consolidation and Equity Method—Potential Voting Rights and Allocation of Ownership Interest."

        IFRS 2 "Share-based Payment" (also replacing certain disclosure requirements in IAS 19 "Employee Benefits") was issued on February 19, 2004. IFRS 2 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged.

        On March 31, 2004, IFRS 3 "Business Combinations" (superseding IAS 22 "Business Combinations"), IFRS 4 "Insurance Contracts" and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" (superseding IAS 35 "Discontinuing Operations") were issued. Revisions to IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets," in both cases related to IFRS 3, were also issued on March 31, 2004. Generally, IFRS 3 became effective for business combinations agreed to on or after March 31, 2004. Special transitional provisions applied to previously recognized goodwill, negative goodwill, intangible assets, and equity accounted investments. Entities could choose to apply IFRS 3 from any date prior to March 31, 2004 to all business combinations occurring on or after the chosen application date providing that sufficient information was available at the date of initially accounting for those business combinations. IFRS 4 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. IFRS 5 must be applied prospectively for annual periods beginning on or after January 1, 2005. Earlier application is permitted if sufficient information is available. The effective date of the revisions to IAS 36 and IAS 38 was April 1, 2004 (or date of adoption of IFRS 3 for intangible assets acquired in a business combination).

        On December 9, 2004, IFRS 6 "Exploration for and Evaluation of Mineral Resources" was issued. IFRS 6 is effective for annual periods beginning on or after January 1, 2006. Earlier application is encouraged, and if an entity adopts IFRS 6 before January 1, 2006, transitional relief is available for some comparative disclosures.

        On December 16, 2004, an amendment to IAS 19 "Employee Benefits" was issued. Previously, IAS 19 required actuarial gains and losses to be recognized in profit or loss, either in the period in which they occur or spread over the service lives of the employees. Under the amendment, entities that at present spread the gains and losses are not required to change their approach, but are now free to choose to do so and recognize actuarial gains and losses in full in the period in which they occur, outside profit or loss. The amendment also (a) specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and (b) requires additional disclosures.

        On May 27, 2004, IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities" was published. IFRIC 1 contains guidance on accounting for changes in decommissioning, restoration and similar liabilities that have previously been recognized both as part of the cost of an item of property, plant and equipment under IAS 16 and as a provision under IAS 37. The interpretation addresses subsequent changes to the amount of the provision that may arise from (a) a revision in the timing or amount of the estimated decommissioning or restoration costs or from (b) a change in the current market-based discount rate. IFRIC 1 is effective for annual periods beginning on or after September 1, 2004, with earlier application encouraged.

        On November 11, 2004, an amendment to SIC-12 "Consolidation—Special Purpose Entities" was published. The amendment removes the scope exclusion in SIC-12 for equity compensation plans. The amendment also amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans, to ensure consistency with the requirements of IAS 19. The amendment is effective for annual periods beginning on or after January 1, 2005. If an entity applies IFRS 2 for an earlier period, this amendment shall be applied for that earlier period.

        On November 25, 2004, IFRIC 2 "Members' Shares in Co-operative Entities and Similar Instruments" was released, giving guidance on the classification of members' shares in co-operative entities either as financial liabilities or as equity. On December 2, 2004, IFRIC 3 "Emission Rights" and IFRIC 4 "Determining whether an Arrangement contains a Lease" were released. IFRIC 3 specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 "Leases." On December 16, 2004, IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" was issued. IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant or equipment or in undertaking environmental restoration or rehabilitation. IFRIC 2, IFRIC 3 and IFRICs 4 and 5 are effective for annual periods beginning on or after January 1, 2005, March 1, 2005 and January 1, 2006, respectively, with earlier adoption encouraged.

        TeliaSonera's future adoption of IFRS 2 (including the amended SIC-12), IFRS 4, IFRS 5 and IFRIC 2, and of the revisions to IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39 will not entail such a change in accounting principles that require restatement of comparative figures. TeliaSonera already complied with IFRIC 1. IFRS 6, IAS 40, IFRIC 3 and IFRIC 5 are not applicable to TeliaSonera. When adopting IAS 1 and IAS 27, TeliaSonera will have to recognize the share of equity owned by external shareholders not as a separate line item on the face of the balance sheet but as a separate component of shareholders' equity. Likewise, the minority share of income will not be recognized as a separate line item on the face of the income statement but as a disclosure on the face of the income statement of the allocation of profit or loss for the period. TeliaSonera is investigating possible benefits of recognizing actuarial gains and losses according to the new option allowed under the amended IAS 19 and the impact, if any, of adopting IFRIC 4.

        TeliaSonera decided to adopt IFRS 3 as of January 1, 2004. Adoption of IFRS 3 and of the revisions to IAS 36 and IAS 38 involved, among other things, that goodwill and other intangible assets with indefinite useful lives are no longer amortized but tested for impairment at least annually and that the minority interest includes minority shareholders' part of the fair value of assets acquired and liabilities assumed.

Change in estimates

        Effective January 1, 2004, the depreciation rate for copper cables in the Swedish fixed local access network was changed from 8 years to 20 years and for switching equipment for ADSL customers from 3 years to 10 years.

Restated segment reporting

        Some adjustments of TeliaSonera's business organization were implemented in 2004. Hence, segment information in this annual report has been restated.

Other

        The Swedish Financial Accounting Standards Council's standard RR 30 "Supplementary Rules for Consolidated Financial Statements" will be effective January 1, 2005 and is applicable to Swedish legal entities whose equities are listed on a Swedish stock exchange or authorized equity market place. RR 30 specifies supplementary rules and disclosures in addition to IFRS requirements, caused by provisions in the Swedish Annual Accounts Act. TeliaSonera adopted the provisions of RR 30 in prior years.

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

        Areas comprising critical judgment that may significantly impact TeliaSonera's earnings and financial position are revenue recognition and revenue collection, valuation of intangible and other long-lived assets, restructuring activities, provisions for pensions, income taxes, and litigation and contingent liabilities, all of which are discussed in the respective notes.

3.    Consolidated Financial Statements

General

        The consolidated financial statements comprise the parent company TeliaSonera AB and all companies in which TeliaSonera directly or indirectly owns more than 50 percent of the voting rights or otherwise has control. TeliaSonera's consolidated financial statements are based on accounts prepared by all controlled companies as of December 31, and have been prepared using the purchase method of accounting, as in previous years.

        Values for companies acquired or divested during the year are included in the consolidated income statement only for the period during which they were controlled. Goodwill and fair value adjustments arising from the acquisition of foreign entities are considered to be denominated in the respective foreign currency.

        In subsidiaries not wholly owned, the share of equity and untaxed reserves owned by external shareholders is recorded as minority interest. The income statement shows the minority share of income after tax.

        Internal sales and other inter-company transactions and profits within the Group have been eliminated in the consolidated financial statements.

Foreign currency translation and inflation adjustments

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates, normally the local currency.

        The consolidated financial statements are presented in Swedish kronor (SEK), which is the functional currency of the parent company. Income statements and balance sheets of foreign operations (subsidiaries, associated companies, and branch offices) are translated into SEK based on the current method, that is, the exchange rate prevailing on the balance sheet date (closing rate) is used to convert all items in the balance sheets except for equity, which is converted at the historical rate. Each income statement item is translated using the average rate for that period. Differences resulting from translation, as well as realized and unrealized gains or losses after tax on financial instruments used to hedge net foreign investments, do not affect income but are charged directly to equity.

        When the functional currency for a subsidiary or an associated company is the currency of a hyperinflationary economy, the reported non-monetary assets and liabilities, and equity are restated in terms of the measuring unit current at the balance sheet date. The restated financial statements are translated into SEK at the closing rate. The restating effects are recorded as financial revenue or expense and in income from associated companies, respectively.

Associated companies

        Companies in which the TeliaSonera Group has a long-term interest and directly or indirectly owns shares or participations granting control of 20-50 percent of the voting rights or otherwise has a significant influence are recorded as associated companies.

        Holdings in associated companies are recorded in the consolidated income statement and balance sheet according to the equity method of accounting. In the income statement, the Group's share of net income in associated companies is recorded in operating income because the operations of associated companies are related to telecommunications and it is the Group's strategy to capitalize on industry know-how by means of investing in jointly owned operations. The income statement item Income from associated companies also includes amortization (until 2003) and write-downs of goodwill and similar assets on consolidation in associated companies as well as gains and losses on the sale of participations in associated companies.

        Any internal profits are eliminated in relation to the share of equity owned.

Business segments

        The Group's operations are managed and reported primarily by Profit Center and reported secondarily by product area. Segments are consolidated based on the same principles as the Group as a whole. When operations are transferred between segments, comparative period figures are restated.

4.    Transactions in Foreign Currencies

        Transactions denominated in foreign currencies are translated at the exchange rates prevailing at the time of each transaction. Monetary assets and liabilities denominated in foreign currencies and related forward contracts for foreign exchange are translated at the closing rate, any resulting exchange rate differences being charged to income. Accordingly, realized as well as unrealized exchange rate differences are recorded in the income statement. Exchange rate differences arising from operating receivables or liabilities are recorded in operating income, while differences attributable to financial assets or liabilities are recorded as earnings or losses on financial investments.

5.    Changes in Group Composition

Events in 2004 and after the balance sheet date

Metro One

        On January 14, 2004, TeliaSonera sold its remaining shareholding in Metro One Telecommunications, Inc.

INGROUP

        On February 20, 2004, the shareholders of INGROUP Holding AB, including TeliaSonera holding a 37 percent stake, sold all of their shares to Manpower.

Zed

        On January 13, 2004, Yahoo!, sold back its 16 percent holding in Sonera Zed Oy to TeliaSonera, whereby Zed became a wholly owned subsidiary of TeliaSonera. On September 10, 2004, TeliaSonera sold Zed to the Spanish interactive media group Wisdom Entertainment.

Satellite companies

        TeliaSonera's minority holdings in the satellite companies Eutelsat S.A. and Intelsat, Ltd. were sold in February 2004 and on January 28, 2005, respectively.

Telia Finans

        On March 1, 2004, TeliaSonera sold its wholly owned subsidiary, the Swedish leasing company Telia Finans AB, to De Lage Landen International B.V.

Sturenportti

        On February 27, 2004, TeliaSonera purchased all shares in the real estate company Kiinteistö Oy Sturenportti from Sonera Pension Fund.

Omnitel

        On August 17, 2004, TeliaSonera acquired 10 percent of the shares in UAB Omnitel of Lithuania from the Kazickas family, making Omnitel fully owned by TeliaSonera.

Orange Denmark

        On October 11, 2004, TeliaSonera acquired France Telecom's Danish subsidiary, the mobile operator Orange A/S.

Eesti Telekom

        On December 28, 2004, TeliaSonera became the owner of slightly more than 50 percent of the shares in Eesti Telekom, making Eesti Telekom a consolidated subsidiary. Exceeding the 50 percent threshold required TeliaSonera to make a mandatory public offer for the remaining shares in Eesti Telekom. The offer period expired on February 23, 2005, resulting in a minor increase in TeliaSonera's shareholding, which currently is 50.3 percent.

Infonet

        On February 25, 2005, the major shareholders of Infonet Services Corporation, including TeliaSonera with a 20 percent holding, sold their stakes in Infonet to British Telecommunications plc.

Teleadress and Multicom Security

        On February 2 and 28, 2005, respectively, the shareholders of TA Teleadress Information AB and Multicom Security AB, including TeliaSonera with an indirect holding of 46 and 47 percent, respectively, sold all shares in Teleadress to Aftonbladet Hierta AB and in Multicom Security to the British investment company GMT Communications Partners.

Turkcell

        On March 25, 2005, TeliaSonera agreed with the Cukurova Group in Turkey to acquire all the remaining shares in Turkcell Holding. Thereby TeliaSonera will acquire a further effective 27.0 percent stake in Turkcell Iletisim Hizmetleri A.S. and increase its effective ownership stake to 64.3 percent. The transaction is subject to agreement on definitive documentation, further due diligence on Turkcell and the receipt of all necessary regulatory approvals and third party consents. In particular, the transaction will be conditioned on the confirmation of an exemption from the mandatory tender offer requirement from the Turkish Capital Markets Board. The transaction is expected to complete in the second quarter of 2005.

Major acquisitions and divestitures during 2002-2004

        In 2004, 2003 and 2002, TeliaSonera acquired and divested a number of companies and businesses from and to independent parties outside the Group. Apart from the merger with Sonera Oyj (now TeliaSonera Finland Oyj) in 2002, none of those acquisitions or divestitures, individually or collectively, was of a size that would have had a material effect on the Group's pro forma net sales or net income for the year in which the transaction was executed or the year immediately preceding. The following table shows the TeliaSonera Group net sales, net income and earnings/loss per share, had the merger with Sonera taken place at January 1, 2002, including the effects of the fact that due to the merger, three entities in Latvia and Lithuania that were previously associated companies to Telia and Sonera, became controlled subsidiaries to TeliaSonera.

	January-December
SEK in millions, except per share data	2004	Pro forma 2003	Pro forma 2002
Net sales	81,937	82,425	83,090
Net income/loss	12,964	9,080	-34,049
Basic and diluted earnings/loss per share (SEK)	2.77	1.95	-10.90

6.    Net Sales

        Net sales are recorded at the sales value, adjusted for discounts granted and sales-related taxes. Sales principally consist of traffic charges including interconnect and roaming, subscription fees, connection and installation fees, service charges and sales of customer premises equipment.

        Revenue is recognized for the period in which the service is performed, based on actual traffic or over the contract term, as applicable, or when the product is delivered. Subscription fees are recognized as revenue over the subscription period. Sales relating to pre-paid phone cards, primarily mobile, are deferred and recorded in revenue based on the actual usage of the cards.

        Customer hookup fees in the Swedish cable TV operations disposed of in the first half of 2003 were recorded as cost reductions over the depreciation period for the facility in question. Other connection fees are separately recognized at completion of connection, if the fees do not include any amount for subsequent servicing but only cover the connection costs.

        When invoicing end-customers for third-party content services, revenue is reported on a net basis if TeliaSonera under the agreement acts as an agent or broker without assuming the risks and rewards of ownership of the services.

        TeliaSonera may bundle services and products into one customer offering. Offerings may involve the delivery or performance of multiple products, services, or rights to use assets (multiple deliverables). In some cases, the arrangements include initial installation, initiation, or activation services and involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. Telecom equipment is accounted for separately from service where a market for each deliverable exist and if title to the equipment passes to the end-customer. Costs associated with the equipment are recognized at the time of revenue recognized. The revenue is allocated to equipment and services in proportion to the fair value of the individual elements. Customized equipment that can be used only in connection with services or products provided by TeliaSonera is not accounted for separately and revenue is deferred over the total service arrangement period.

        To corporate customers, TeliaSonera offers long-term functional service agreements for total telecom services, which may include switchboard services, fixed telephony, mobile telephony, data communication and other customized services. There are generally no options for the customer to acquire the equipment at the end of the service contract period. Revenue for such functionality agreements is recognized over the service period but part of the periodic fixed fee is deferred to meet the costs at the end of the contract period (maintenance and up-grades).

        In portal operations, ad swapping with another portal provider is not recognized as revenue. Service and construction contract revenues are recognized using the percentage of completion method. Assessment of the degree of completion is based on the value of contractual phases completed as a percentage of total undertakings.

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

        Sales are broken down geographically by business segment in note "Business Segments," section "Profit Center breakdown." Sales (including exports) were distributed among economic regions as follows.

	January-December
	2004		2003		2002
	SEK in millions	Percent	SEK in millions	Percent	SEK in millions	Percent
European Union (EU)	70,379	85.9	65,472	79.4	50,828	85.5
European Economic Area (EEA)	6,259	7.6	6,352	7.7	5,798	9.7
Rest of Europe	675	0.8	6,941	8.4	1,422	2.4
North-American Free Trade Agreement (NAFTA)	442	0.6	657	0.8	682	1.1
Rest of world	4,182	5.1	3,003	3.7	753	1.3

Total	81,937	100.0	82,425	100.0	59,483	100.0
of which outside Sweden	42,279	51.6	40,641	49.3	16,998	28.6
of which Nordic markets outside Sweden	28,301	34.5	27,921	33.9	11,582	19.5

        Net sales were broken down by product category as follows.

	January-December
SEK in millions
	2004	2003	2002
Mobile communications	38,382	36,737	19,297
Fixed telephony	25,023	27,791	24,840
Internet	5,586	4,325	2,882
Data communications and network capacity	7,972	8,524	6,725
Service, installation and customer equipment	2,473	1,324	2,324
Cable TV	606	981	1,531
Financial services	174	382	276
Other	1,721	2,361	1,608

Total	81,937	82,425	59,483

        Invoiced advertising tax totaled SEK—million, SEK—million and SEK 0 million for the years 2004, 2003 and 2002, respectively.

        The distribution of sales change between volume effects, structural effects, exchange rate effects, and price effects was as follows.

	January-December
Percent
	2004	2003	2002
Sales change	-0.6	38.6	4.0
of which volume growth	7.0	6.1	7.0
structural changes	-0.7	37.7	-0.8
exchange rate effects	-0.6	-1.3	0.2
price reductions	-5.9	-3.9	-2.2

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

        Operating costs were distributed by function as follows.

	January-December
SEK in millions
	2004	2003	2002
Production	43,104	46,688	38,182
Other functions
Sales	12,739	12,786	9,225
Administration	5,845	7,832	8,275
Research and development	2,783	2,543	1,167

Total other functions	21,367	23,161	18,667

Total	64,471	69,849	56,849

        Each function includes depreciation, amortization, and write-downs as specified in note "Depreciation, Amortization, and Write-Downs." This is also broken down by class of asset.

        Operating costs were distributed by nature as follows.

	January-December
MSEK
	2004	2003	2002
Goods purchased	12,273	13,947	13,444
Network expenses, interconnect traffic	12,915	11,816	9,203
Change in inventories	91	250	89

Total	25,279	26,013	22,736
Salaries and remuneration	8,674	8,460	6,732
Employer's social security contributions	1,902	1,950	1,804
Capitalized work by employees	-127	-2	-74
Pension expenses	441	1,406	971
Other personnel expenses	656	587	500

Total	11,546	12,401	9,933
Rent and leasing fees	2,491	1,771	1,540
Energy expenses	445	434	223
Travel expenses	649	654	529
Consultants' services	1,695	1,739	2,075
Marketing expenses	5,404	4,475	2,364
Bad debt expense	249	476	814
Information technology	1,679	1,760	2,427
Other expenses	2,346	2,471	1,852

Total	14,958	13,780	11,824
Depreciation, amortization and write-downs	12,688	17,655	12,356

Total	64,471	69,849	56,849

        Advertising expenses totaled SEK 1,312 million, SEK 1,022 million and SEK 524 million for the years 2004, 2003 and 2002, respectively.

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

        Other operating revenues and expenses were distributed as follows.

	January-December
SEK in millions
	2004	2003	2002
Other operating revenues
Capital gains, shares	679	1,868	220
Capital gains, divested operations	43	20	17
Capital gains, other	43	86	61
Exchange rate gains	335	450	521
Commissions etc.	316	275	171
Grants, etc.	15	13	3
Recovered accounts receivable	40	27	55
Damages received	3	4	47

Total other operating revenues	1,474	2,743	1,095
Other operating expenses
Capital losses, shares	-50	-13	-40
Capital losses, divested operations	-4	-43	-22
Capital losses, other	-136	-296	-322
Provisions for onerous contracts	—	-3	11
Exchange rate losses	-270	-294	-438
Sonera merger expenses	—	-3	-13
Restructuring costs	-314	-247	-14,321
Impairment charge	-2,906	—	—
Damages paid	-15	-92	-7

Total other operating expenses	-3,695	-991	-15,152

Net effect on income	-2,221	1,752	-14,057

9.    Related Party Transactions

Group units

        Commercial terms and market prices apply for the supply of goods and services between Group units. Inter-company sales totaled SEK 44,963 million, SEK 50,914 million and SEK 53,852 million for the years 2004, 2003 and 2002, respectively. On Profit Center level internal sales totaled SEK 2,948 million in 2004, SEK 3,336 million in 2003 and SEK 3,214 million in 2002.

The Swedish State and the Finnish State

        The Swedish State currently owns 45.3 percent and the Finnish State 13.7 percent of the shares in TeliaSonera AB. The TeliaSonera Group's services and products are offered to the Swedish and the Finnish State, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish and Finnish State and their agencies, nor state-owned companies represent a significant share of TeliaSonera's net sales or earnings.

        The Swedish telecommunications market is governed mainly by the Electronic Communications Act and ordinances, regulations and decisions in accordance with the Act. Operators that have a significant publicly available communications network are required to pay a fee to finance measures to prevent serious threats and disruptions to electronic communications during peacetime. Until 2003, TeliaSonera was the only operator obliged to pay this fee. Under the act, the fee from 2004 is apportioned to more operators. The required fee from TeliaSonera was SEK 30 million in 2004, SEK 50 million in 2003 and SEK 50 million in 2002. In addition, TeliaSonera, like other operators, pays annual fees to the Swedish National Post and Telecom Agency (PTS) to fund the Agency's activities under the Electronic Communications Act and the Radio and Telecommunications Terminal Equipment Act. TeliaSonera paid fees of SEK 65 million in 2004, SEK 64 million in 2003 and SEK 64 million in 2002.

        The Finnish telecommunications market is governed mainly by the Communications Market Act and the Act on the Protection of Privacy and Data Security in Electronic Communications as well as by regulations, decisions and technical directions in accordance with these acts. In 2004, 2003 and 2002, TeliaSonera paid EUR 2.4 million, EUR 2.8 million and EUR 2.5 million, respectively, for the use of radio frequencies and EUR 0.9 million, EUR 1.6 million and EUR 1.3 million, respectively, for the use of numbers. In 2004, TeliaSonera paid EUR 0.2 million for data privacy supervision and EUR 1 million as communications market fee, i.e. a general fee paid for the regulatory activities of the Finnish Communications Regulatory Authority (FICORA).

Svenska UMTS-nät

        TeliaSonera owns 50 percent of Svenska UMTS-nät AB. In 2004 and 2003, TeliaSonera sold services and products to Svenska UMTS-nät worth SEK 180 million and SEK 131 million, respectively, and, in 2004, bought services and products worth SEK 43 million. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, TeliaSonera had, as of December 31, 2004, issued a guarantee of a maximum of SEK 3,500 million to the lenders and granted pledges of its shares in Svenska UMTS-nät. In February 2005, the guarantee was reduced to a maximum of SEK 2,650 million.

Telekolmio

        In 2004, TeliaSonera sold services to the associated company Telekolmio Oy worth SEK 34 million and bought services worth SEK 95 million.

Kasteam

        In 2004, TeliaSonera bought services from the indirectly owned associated company Kasteam Oy worth SEK 50 million.

Lattelekom

        In 2004 and 2003, TeliaSonera sold services to the Latvian associated company Lattelekom SIA worth SEK 112 million and SEK 114 million, respectively, and purchased services worth SEK 70 million and SEK 73 million, respectively. Further, in 2003, the Annual General Meeting of shareholders in Lattelekom decided to annul the company's class C shares, resulting in a repayment of SEK 350 million to TeliaSonera.

Eesti Telekom

        In 2004 and 2003, TeliaSonera sold services to the Estonian associated company AS Eesti Telekom worth SEK 24 million and SEK 13 million, respectively, and purchased services worth SEK 42 million and SEK 13 million, respectively. On December 28, 2004, Eesti Telekom became a consolidated subsidiary.

MegaFon

        TeliaSonera holds a participating interest in the Russian company OAO MegaFon. As of December 31, 2004, TeliaSonera had interest-bearing and non-interest-bearing claims on MegaFon of SEK 326 million.

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

        Unisource and its joint owners, including TeliaSonera, signed a three-year management agreement with Infonet Services Corp. (see below) in 1999 on the operations in AUCS. The agreement provided for the sale of a large part of AUCS's operations to Infonet. The management agreement was supplemented in December 2002 by a termination agreement, valid until the first quarter of 2004. Under the terms of various contracts, Unisource was required to provide services to Infonet. Unisource and its joint owners were also liable for any losses in AUCS and had to pay Infonet a bonus if the losses were lower than an amount specified in the contract. In total, this meant that TeliaSonera's share of Unisource's expenses as per the agreement was at least SEK 1,348 million. TeliaSonera received compensation for these undertakings through the acquisition of shares in Infonet at a price less than market value shortly prior to Infonet's listing on the stock exchange. Based on the selling price at the time of listing, the value of the shares was SEK 2,758 million, while Telia paid SEK 110 million. The profit on this transaction, that is, the difference between the market value of the shares after deducting the purchase price (SEK 2,648 million) and the obligations that Telia undertook (SEK 1,348 million, as explained above), was recorded as share of earnings in AUCS over the term of the management agreement and other agreements.

        In 2004, 2003 and 2002 TeliaSonera sold services to AUCS worth SEK—million, SEK 0 million and SEK 27 million, respectively.

Infonet

        In 2004, 2003 and 2002, TeliaSonera sold services and products to the American associated company Infonet Services Corp. worth SEK 35 million, SEK 48 million and SEK 41 million, respectively, and purchased services and products worth SEK 116 million, SEK 225 million and SEK 260 million, respectively.

Telefos

        TeliaSonera owns a participating interest in Telefos AB. As of December 31, 2004, TeliaSonera had interest-bearing claims on the Telefos Group of SEK 97 million. In 2004, 2003 and 2002, TeliaSonera sold services and products to the Telefos Group worth SEK 94 million, SEK 139 million and SEK 324 million, respectively, and bought services and products worth SEK 1,908 million, SEK 2,675 million and SEK 3,534 million. Some of the services purchased by TeliaSonera relate to construction of fixed assets.

Overseas Telecom

        In 2003, the Annual General Meeting of shareholders in TeliaSonera's associated company Overseas Telecom AB decided to reduce the company's equity, resulting in a repayment of SEK 274 million to TeliaSonera.

Service Factory

        In 2004, 2003 and 2002, TeliaSonera bought services from the associated company Service Factory SF AB worth SEK 23 million, SEK 35 million and SEK 32 million, respectively.

Other transactions

        In addition, TeliaSonera sold and bought services and products to a limited extent to and from other associated companies. The transactions between TeliaSonera and these associated companies, as well as the transactions mentioned above, were based on commercial terms.

10.    Depreciation, Amortization and Write-Downs

        Scheduled depreciation on tangible assets and amortization on intangible assets are based on the historical acquisition value (purchase cost), with appropriate adjustment for impairment and taking into account the estimated useful life of various classes of assets. Effective January 1, 2004, TeliaSonera adopted IFRS 3, involving, among other things, that goodwill and other intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually. Also effective January 1, 2004, the depreciation rate for copper cables in the fixed local access network in Sweden was changed from 12.5 percent to 5 percent annually and for switching equipment for ADSL customers from

33.3 percent to 10 percent annually. No general changes in depreciation schedules were applied in 2003 or 2002. For assets acquired during the year, depreciation is calculated from the date of acquisition.

        Depreciation is mainly recorded on a straight-line basis at the following rates.

Goodwill (until 2003)	Individual evaluation, minimum 5%
—Sonera and NetCom goodwill (until 2003)	5%
Trade names	Individual evaluation, minimum 10%
Licenses for mobile and fixed communications	License period, minimum 5%
Other intangible assets	7-33%
Buildings	2-10%
Land improvements	5-20%
Expenditure on improvements to property not owned by the Group Mobile networks	Remaining term of corresponding lease
—Base stations	9.5-14.5%
—Other installations	10-33%
Fixed networks
—Switching systems and transmission systems	10-33%
—Transmission media (cable)	5-12.5%
—Equipment for special networks	20-33%
—Usufruct agreements of limited duration	Agreement period or time corresponding to the underlying tangible fixed asset
—Other installations	3-33%
Cable TV networks and alarm systems	10-33%
Equipment, tools and installations	12.5-33%

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

        A number of significant assumptions and estimates are involved in using DCF models to forecast operating cash flows, for example with respect to factors such as market growth rates, revenue volumes, market prices for telecommunications services, costs to maintain and develop communications networks and working capital requirements.

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

        Substantially all goodwill recorded (see specification in note "Intangible Fixed Assets") has been recognized in connection with the acquisition of Orange Denmark in 2004, the merger with Sonera Oyj in 2002 and the acquisition of NetCom ASA in 2000. According to standard procedures, the carrying value of TeliaSonera Finland (formerly Sonera) and the Danish mobile operations were tested for impairment as of December 31, 2004. The recoverable values were found to be in excess of the carrying value. Hence, the related goodwill was not impaired.

        NetCom constitutes a cash-generating unit. Lower market valuations of mobile operators triggered testing the carrying value of NetCom for impairment on a quarterly basis, starting in 2002. The recoverable value of NetCom was measured as value in use, applying a DCF model. The discount rate (weighted average cost of capital, WACC) used in calculating the recoverable value was set at 11.0 percent in 2004, 11.4 percent in 2003 and 13.2 percent in 2002. Using what management believes are reasonable assumptions based on the best information available as of the date of the financial statements, the recoverable value of NetCom was found to be in excess of its carrying value at December 31, 2004, 2003 and 2002 and therefore the related goodwill was not impaired.

        In 2002, TeliaSonera completed a comprehensive review of the Telia International Carrier operations, which constituted a cash-generating unit. Management decided to change the strategic focus and significantly restructure the operations (see also note "Restructuring Costs"). Under the new strategic focus the recoverable value of assets was found to fall SEK 6,131 million below carrying value, which was written down. SEK 824 million referred to financial assets. In 2003, the operations of Telia International Carrier and Sonera International Carrier were integrated. The combined International carrier operation constitutes a cash-generating unit. In 2004, continued weak market conditions, due to overcapacity and falling prices, triggered testing International Carrier for impairment. As a result of the test, the net fixed asset value of SEK 3,263 million was written down to zero. SEK 357 million referred to financial assets. WACC used in calculating recoverable values was 13.1 percent in 2004 and 16.2 percent in 2002. Excluding financial assets, the write-downs were recognized as Other operating expenses, most of which in the Fixed networks class of assets.

        In 2002, the Danish fixed network operations were reviewed in order to value their assets and determine a new focus (se also note "Restructuring Costs"). As a result of the review, the recoverable value was found to be SEK 3,033 million lower than the carrying value. The resulting write-down was recognized as Other operating expenses in the Goodwill, Other intangible assets, Fixed assets and Other machinery and equipment classes of assets. In calculating the recoverable value, WACC used was 13.7 percent.

        Depreciation, amortization and write-downs on intangible and tangible fixed assets were distributed by function as follows.

	January-December
SEK in millions, except proportions
	2004	2003	2002
Production	10,968	14,503	11,184
Sales	678	1,533	503
Administration	888	1,136	589
Research and development	154	483	80
Other operating expenses	2,908	52	8,488

Total	15,596	17,707	20,844
Proportion of net sales (%)	19.0	21.5	35.0

        Depreciation, amortization and write-downs are broken down by business segments in note "Business Segments."

        Depreciation, amortization and write-downs were distributed by asset class as follows.

	January-December
SEK in millions
	2004	2003	2002
Goodwill	—	3,488	1,938
Other intangible assets	2,422	1,987	738
Buildings	8	335	430
Land improvements	321	8	17
Mobile networks	3,905	3,833	2,634
Fixed networks	8,033	6,372	12,866
Other machinery and equipment	907	1,684	2,221

Total	15,596	17,707	20,844

        Accelerated depreciation, to the extent allowed by local tax legislation, is recorded in the individual Group companies as appropriations and untaxed reserves (see corresponding section in note "Income Taxes").

11.    Income from Associated Companies

        Shares of earnings are calculated on the associated companies' net income. Earnings for each associated company are based on the company's most recent accounts, adjusted for any discrepancies in accounting principles, and with estimated adjustments for significant events and transactions up to TeliaSonera's close of books. Turkcell's financials are included in TeliaSonera's reporting with a one-quarter lag.

        This item also includes amortization of goodwill (until 2003) and other consolidation adjustments made upon the acquisition of associated companies as well as gains or losses on the divestiture of stakes in associated companies.

	January-December
SEK in millions
	2004	2003	2002
Share in net income for the year	2,820	2,096	293
Amortization of goodwill (until 2003) and fair value adjustments	-64	-565	-112
Write-down of goodwill, fair value adjustments, etc.	-67	-1,436	-33
Net capital gains	859	287	380

Net effect on income	3,548	382	528

        Income from associated companies is broken down by business segments in note "Business Segments."

        Large individual stakes (including intermediate holding companies, when applicable) impacted earnings as follows.

	January-December
SEK in millions
	2004	2003	2002
UAB Omnitel, Lithuania	—	—	13
AB Lietuvos Telekomas, Lithuania	—	—	-115
Latvijas Mobilais Telefons SIA, Latvia	—	—	126
Lattelekom SIA, Latvia	219	205	61
AS Eesti Telekom, Estonia	274	177	133
OAO MegaFon, Russia	653	509	51
Turkcell Iletisim Hizmetleri A.S., Turkey	972	618	115
Overseas Telecom AB, Sweden	285	141	85
Telefos AB, Sweden	1,071	254	-81
INGROUP Holding AB, Sweden	—	-123	-16
COOP Bank AB, Sweden	17	20	-126
Unisource N.V./AUCS, the Netherlands	43	227	38
Comsource UnLtd/Eircom plc, Ireland	—	—	151
Infonet Services Corp., USA	-67	-1,517	18
Metro One Telecommunications, Inc., USA	—	-309	67
Bharti Mobile Ltd., India	—	341	184
Other holdings	81	-161	-176

Net effect on income	3,548	382	528

        As Eesti Telekom became a consolidated subsidiary on December 28, 2004. Due to the merger with Sonera Oyj (now TeliaSonera Finland Oyj); Latvijas Mobilais Telefons SIA, UAB Omnitel AB and Lietuvos Telekomas became consolidated subsidiaries on December 3, 2002. The 2002 figure for the then subsidiary Overseas Telecom AB refer to Overseas' holdings in certain associated companies. See also note "Financial Fixed Assets" and note "Specification of Shareholdings and Participations."

        In the second quarter of 2003, management concluded that TeliaSonera's ownership interest in Infonet Services Corp. was not strategic and it was defined as an asset possible to divest in light of market conditions or otherwise in an effort to maximize TeliaSonera's return on the investment. Simultaneous with this decision, Infonet announced its full year earnings and indicated lower margins and the recording of certain impairment charges. As a result of the management decision and Infonet's reported operating performance, the carrying value was written down by SEK 1,028 million. TeliaSonera's holding in Infonet was divested in February 2005.

12.    Financial Revenues and Expenses

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

	January-December
SEK in millions
	2004	2003	2002
Earnings from financial investments
Dividends	1	3	5
Capital gains/losses	-460	685	-1
Write-downs	-131	-695	-185

Total	-590	-7	-181
Other financial revenues
Interest on financial leases	153	611	662
Other interest income	554	608	474
Exchange rate gains	453	544	138

Total	1,160	1,763	1,274
Other financial expenses
Interest expenses	-1,572	-2,065	-1,697
Capitalized interest	20	43	19
Exchange rate losses	-363	-545	-136

Total	-1,915	-2,567	-1,814

Net effect on income	-1,345	-811	-721

13.    Income Taxes

Tax expense

        The income statement item Income Taxes shows current and deferred corporate income tax for Swedish and non-Swedish Group units. TeliaSonera Group companies are liable for taxation under current legislation in the countries where they are domiciled. The corporate income tax rate in Sweden was 28 percent in 2004, 2003 and 2002, and is applied to the nominal income recorded, plus non-deductible items such as share write-downs and capital losses and less non-taxable revenues such as share dividends and capital gains.

        The liability method is used to report income taxes. According to this method, deferred tax liabilities and assets are recorded for all temporary differences between book values and tax-effective values of assets and liabilities and for other tax-effective deductions or losses. Deferred tax liabilities and assets are calculated based on the tax rate expected when the temporary difference will be reversed. The effects of changes in applicable tax rates are charged to income in the period when the change is substantively enacted. Deferred tax assets are reduced by means of a valuation allowance to the extent that the ability of utilizing the tax asset within the foreseeable future is not likely. To the extent the likely recovery of a deferred tax asset changes, the effect is brought to income for the relevant period.

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

        Significant management judgment is required in determining current tax liabilities and assets as well as provisions for deferred tax liabilities and assets, in particular valuation of deferred tax assets. As part of this process, income taxes have to be estimated in each of the jurisdictions in which TeliaSonera operates. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in financial statements and tax returns. Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income. Actual results may differ from these estimates, among others due to future changes in business environment, currently unknown changes in income tax legislation or results from the final review of tax returns by tax authorities or by courts of law.

        Pre-tax income, distributed by taxation domicile, was as follows.

	January-December
SEK in millions
	2004	2003	2002
Sweden, subsidiaries	7,911	9,878	-3,405
Sweden, associated companies	599	103	-307

Total Sweden	8,510	9,981	-3,712
Finland, subsidiaries	2,437	-14	36
Finland, associated companies	1	22	3
Other countries, subsidiaries	4,411	3,939	-8,396
Other countries, associated companies	2,089	-29	453

Total outside Sweden	8,938	3,918	-7,904

Total	17,448	13,899	-11,616

        Recorded tax expense was distributed as follows.

	January-December
SEK in millions
	2004	2003	2002
Current tax
Sweden	67	1,994	156
Finland	-43	7	-256
Other countries	946	760	694

Total current tax	970	2,761	594
Deferred tax
Sweden	1,029	513	-2,284
Finland	1,631	16	-602
Other countries	-446	560	-1,327

Total deferred tax	2,214	1,089	-4,213

Total	3,184	3,850	-3,619

        Current tax expense for each fiscal year attributable to the previous years' earnings and tax booked directly to equity were as follows.

	January-December
SEK in millions
	2004	2003	2002
Tax attributable to previous year	-180	-305	-1
Tax booked directly to equity	15	7	-16

        The difference between the nominal tax rate in Sweden and the effective tax rate comprises the following components.

	January-December
Percent
	2004	2003	2002
Swedish income tax rate	28.0	28.0	28.0
Differences in tax rates on foreign operations	-4.6	1.7	2.9
Adjustment of current taxes for previous periods	-1.0	-2.5	-0.2
Adjustment of deferred taxes for previous periods	-6.1	-2.1	4.0
Substantively enacted future changes in tax rates	5.4	—	—
Income from associated companies	-4.1	-0.7	0.2
Losses for which deferred tax assets were not recognized	1.2	0.4	-2.6
Non-deductible expenses	2.7	8.2	-5.2
Non-taxable revenues	-3.3	-5.3	4.1

Tax rate as per the income statement	18.2	27.7	31.2
Tax booked directly to equity	0.1	0.1	-0.1

Effective tax rate	18.3	27.8	31.1
Tax rate, current tax	5.6	19.9	5.1

        On June 30, 2004, the Finnish parliament passed new tax laws, including, among other things, a reduction of the Finnish corporate income tax rate from 29 percent to 26 percent effective January 1, 2005. This triggered a recalculation of deferred tax assets and liabilities in TeliaSonera's Finnish operations, resulting in a deferred tax expense of SEK 949 million.

        The accumulated tax loss carry-forwards were distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Sweden	546	871	916
Finland	28,769	31,178	42,005
Other countries	6,720	5,725	6,397

Total	36,035	37,774	49,318

        Swedish tax loss carry-forwards have no expiration date, while Finnish tax loss carry-forwards expire after 10 years. Total loss carry-forwards as of December 31, 2004 expire in the following years.

Expiry SEK in millions	2005	2006	2007	2008	2009	2010-2024	Unlimited	Total
Tax loss carry-forwards	71	270	91	468	13	28,914	6,208	36,035

        Deferred tax liabilities and assets were distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Deferred tax liability
Shares and participations	187	447	2,645
Other long-lived assets	—	6,299	6,834
Gross deferred tax liability	5,906	—	—
Off-set deferred tax asset/liability	-485	—	—
Provisions	—	749	488
Gross deferred tax liability	2,334	—	—
Off-set deferred tax asset/liability	-1,108	—	—
Current receivables and liabilities	30	2	17
Off-balance-sheet items	1,042	1,040	689

Total deferred tax liability	7,906	8,537	10,673
Gross deferred tax asset
Shares and participations	—	131	23
Other long-lived assets	—	5,258	2,058
Gross deferred tax asset	5,443	—	—
Off-set deferred tax liability/asset	-1,108	—	—
Provisions and other long-term liabilities	—	1,282	1,172
Gross deferred tax asset	684	—	—
Off-set deferred tax liability/asset	-485	—	—
Current receivables and liabilities	113	32	157
Tax loss carry-forwards	9,759	10,561	14,236

Subtotal	14,406	17,264	17,646
Valuation allowance
Other long-lived assets	-303	-1,183	-767
Provisions and other long-term liabilities	-24	-402	—
Current receivables and liabilities	-104	—	—
Tax loss carry-forwards	-1,837	-719	-948

Subtotal	-2,268	-2,304	-1,715

Total deferred tax asset	12,138	14,960	15,931

Net deferred tax asset (-)/liability (+)	-4,232	-6,423	-5,258
Net increase (+)/decrease (-) in valuation allowance	-36	589	-528

        In 2004, the deferred tax liability with respect to other long-lived assets chiefly referred to temporary differences between tax and book value on assets in the parent company, while amounts in 2003 and 2002 mostly referred to untaxed reserves (see below). Unrecorded deferred tax liabilities for undistributed earnings in subsidiaries totaled SEK 415 million in 2004, SEK 436 million in 2003 and SEK 350 million in 2002.

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

        Overall, the individual Group companies recorded the following untaxed reserves.

	December 31,
SEK in millions
	2004	2003	2002
Profit equalization reserve	3,239	3,114	1,503
Accumulated excess depreciation	3,845	14,136	14,217
Contingency reserve	166	353	160

Total	7,250	17,603	15,880

        In 2004, the parent company reversed all of its accumulated excess depreciation and consequently recorded a corresponding deferred tax liability.

        Excess depreciation was as follows.

	December 31,
	2004		2003		2002
SEK in millions	Intangible assets	Tangible assets	Intangible assets	Tangible assets	Intangible assets	Tangible assets
Opening balance	769	13,367	582	13,635	662	18,208
Operations acquired/divested	-7	-76	183	592	227	1,664
Provisions	199	1,170	12	597	219	55
Reversals	-2	-11,575	-8	-1,457	-526	-6,292

Closing balance	959	2,886	769	13,367	582	13,635

14.    Intangible Fixed Assets

        Intangible assets are recorded in the balance sheet at acquisition value, including directly attributable borrowing costs, less accumulated scheduled amortization (for goodwill only until 2003), and write-downs. For assets acquired during the year, amortization is calculated from the date of acquisition. The rates and other parameters applied are specified in note "Depreciation, Amortization, and Write-Downs."

        Direct external and internal charges for the development of software for in-house administrative use are capitalized, provided that future economic benefits are probable and will exceed expenses incurred. Activities in projects at the feasibility study stage as well as maintenance and training activities are expensed as incurred.

	December 31,
	2004		2003		2002
SEK in millions
	Goodwill	Other	Goodwill	Other	Goodwill	Other
Acquisition value, opening balance	61,235	14,124	64,058	12,758	26,790	2,895
Accumulated amortization as of January 1, 2004	-7,956	—	—	—	—	—
Purchases	4,413	5,278	1,903	1,292	30,929	5,119
Operations acquired	—	769	—	57	—	3,496
Sales/discards	-1	-142	—	-259	-5	-101
Operations divested	-47	-61	—	-65	—	—
Reclassifications	410	641	-679	677	3,874	1,271
Exchange rate differences	-14	-157	-4,047	-336	2,470	78

Accumulated acquisition value, closing balance	58,040	20,452	61,235	14,124	64,058	12,758
Amortization, opening balance	-7,956	-4,321	-5,078	-2,641	-2,075	-763
Accumulated amortization as of January 1, 2004	7,956	—	—	—	—	—
Operations acquired	—	-214	—	-27	—	-1,337
Sales/discards	—	98	—	128	1	39
Operations divested	—	75	—	60	—	—
Reclassifications	—	-84	220	-245	-1,256	-38
Amortization for the year	—	-1,807	-3,450	-1,686	-1,572	-535
Exchange rate differences	—	40	352	90	-176	-7

Accumulated amortization, closing balance	—	-6,213	-7,956	-4,321	-5,078	-2,641
Write-downs, opening balance	-357	-905	-396	-595	-29	-2
Operations acquired	—	—	—	—	—	-390
Reclassifications	7	96	—	—	—	—
Write-downs for the year	-16	-621	-38	-301	-366	-203
Exchange rate differences	2	6	77	-9	-1	0

Accumulated write-downs, closing balance	-364	-1,424	-357	-905	-396	-595
Advances	—	2	—	0	—	—

Total book value, closing balance	57,676	12,817	52,922	8,898	58,584	9,522

        The acquisition value includes accumulated interest of SEK 22 million for 2004, SEK 22 million for 2003 and SEK 22 million for 2002.

        Capitalized software for in-house administrative use amounted to SEK 80 million in 2004, SEK 110 million in 2003 and SEK 192 million in 2002. In the three years, amortization was SEK 122 million, SEK 140 million and SEK 101 million, respectively.

        The total book value was distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Goodwill, TeliaSonera Finland	28,063	28,217	30,068
Goodwill, NetCom	20,085	19,857	24,456
Goodwill, Orange Denmark	3,848	—	—
Goodwill, other	5,680	4,848	4,060
Administrative software systems	670	680	386
Trade names, licenses, contractual agreements, patents, etc.	10,693	6,853	8,666
Leases, etc.	835	908	85
Work in progress, advances	619	457	385

Total	70,493	61,820	68,106

        See note "Acquisition of Orange Denmark and Eesti Telekom" for more information on significant acquisitions in 2004. In connection with the completion of the merger with Sonera Oyj (now TeliaSonera Finland Oyj) in 2003, goodwill was finally allocated to units concerned.

        Given the current ownership structure and the same exchange rates as in 2004, and that no events will occur that would trigger impairment charges, TeliaSonera expects the following amortization of other intangible assets during the next five-year period.

SEK in millions	2005	2006	2007	2008	2009
Expected future amortization of other intangible fixed assets	1,978	1,978	1,978	1,653	1,548

15.    Tangible Fixed Assets

General

        Tangible assets are recorded in the balance sheet at acquisition value less accumulated scheduled depreciation, and write-downs. In the case of installations in the Swedish cable TV operations divested in early 2003, a deduction was made for customer hookup fees paid in advance (fixed-asset contributions). Software that is a direct prerequisite for end-user service production is capitalized as a tangible asset.

        For assets acquired during the year, depreciation is calculated from the date of acquisition. The rates and other parameters applied are specified in note "Depreciation, Amortization, and Write-Downs."

        New installations under construction are valued at the expense already incurred, including interest during the installation period. For buildings, interest paid on construction loans is capitalized. Otherwise capitalized interest is calculated based on the Group's estimated average cost of borrowing (5.25 percent for 2004, 5.0 percent for 2003 and 5.75 percent for 2002).

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

	December 31,
SEK in millions
	2004	2003	2002
Acquisition value, opening balance	6,043	5,859	2,406
Purchases	358	157	237
Operations acquired	1,358	51	3,099
Sales/discards	-140	-102	-23
Operations divested	—	-1	—
Reclassifications	19	221	177
Exchange rate differences	-60	-142	-37

Accumulated acquisition value, closing balance	7,578	6,043	5,859
Depreciation, opening balance	-2,024	-1,756	-763
Operations acquired	-580	-28	-795
Sales/discards	82	44	3
Reclassifications	-4	1	-41
Depreciation for the year	-328	-308	-163
Exchange rate differences	15	23	3

Accumulated depreciation, closing balance	-2,839	-2,024	-1,756
Write-downs, opening balance	-354	-298	-13
Sales/discards	15	7	—
Reclassifications	13	-32	—
Write-downs for the year	—	-35	-284
Exchange rate differences	2	4	-1

Accumulated write-downs, closing balance	-324	-354	-298
Advances	36	5	—

Total book value, closing balance	4,451	3,670	3,805

        No interest is included in the acquisition value for the years 2004, 2003 and 2002.

        The Group's Swedish real estate holdings have been assessed for tax purposes at the following values.

	December 31,
SEK in millions
	2004	2003	2002
Buildings	178	199	206
Land and land improvements	74	58	33

Tax-assessed value	252	257	239

        At the 2004 property assessment for tax purposes, a number of properties were assessed for the first time, while others had their assessments adjusted. The number of real estate properties valued for tax purposes is limited as many of them are classified as non-taxable communication buildings.

Plant and machinery

	December 31,
SEK in millions
	2004	2003	2002
Acquisition value, opening balance	135,184	138,065	93,985
Purchases	9,403	7,545	8,206
Operations acquired	5,211	664	36,136
Dismantling/restoration	25	106	—
Sales/discards	-3,327	-2,305	-1,384
Operations divested	-537	-4,113	—
Reclassifications	777	-2,300	1,275
Exchange rate differences	-475	-2,478	-153

Accumulated acquisition value, closing balance	146,261	135,184	138,065
Depreciation, opening balance	-81,495	-77,975	-49,393
Operations acquired	-4,002	-584	-20,954
Sales/discards	3,067	1,894	1,207
Operations divested	482	3,039	—
Reclassifications	-798	1,291	-481
Depreciation for the year	-8,909	-10,120	-8,347
Exchange rate differences	231	960	-7

Accumulated depreciation, closing balance	-91,424	-81,495	-77,975
Write-downs, opening balance	-10,447	-10,929	-3,364
Operations acquired	-15	—	—
Sales/discards	172	156	182
Reclassifications	-120	382	—
Write-downs for the year	-2,948	-289	-7,807
Exchange rate differences	33	233	60

Accumulated write-downs, closing balance	-13,325	-10,447	-10,929
Fixed-asset contributions from cable TV customers, net	—	—	-74
Advances	40	45	1

Total book value, closing balance	41,552	43,287	49,088

        The acquisition value includes accumulated interest of SEK 594 million, SEK 617 million and SEK 574 million for the years 2004, 2003 and 2002, respectively.

        In 2004 and 2002, the carrying value of the international carrier operations was written down and, in 2002, assets in the Danish fixed-line operations were impaired (see also note "Restructuring Costs").

Equipment, tools and installations

	December 31,
SEK in millions
	2004	2003	2002
Acquisition value, opening balance	6,730	10,092	7,634
Purchases	639	744	801
Operations acquired	1,276	722	4,936
Sales/discards	-573	-661	-980
Operations divested	-317	-664	-8
Reclassifications	-1,227	-3,245	-2,349
Exchange rate differences	-13	-258	58

Accumulated acquisition value, closing balance	6,515	6,730	10,092
Depreciation, opening balance	-4,249	-6,349	-2,943
Operations acquired	-1,011	-783	-3,385
Sales/discards	538	611	755
Operations divested	188	319	5
Reclassifications	830	3,235	549
Depreciation for the year	-978	-1,444	-1,287
Exchange rate differences	6	162	-43

Accumulated depreciation, closing balance	-4,676	-4,249	-6,349
Write-downs, opening balance	-277	-464	-166
Operations acquired	-22	213	—
Sales/discards	7	—	-1
Operations divested	1	—	—
Reclassifications	—	-15	—
Write-downs for the year	-10	-8	-297
Exchange rate differences	1	-3	0

Accumulated write-downs, closing balance	-300	-277	-464
Total book value, closing balance	1,539	2,204	3,279

        No interest is included in the acquisition value for the years 2004, 2003 or 2002.

Distribution by class of asset

        The total book value was distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Buildings and land
Expenditure on improvements to property not owned by the Group	108	123	21
Buildings	3,945	3,152	3,398
Land and land improvements	398	395	386

Total buildings and land	4,451	3,670	3,805
Plant and machinery
Mobile networks	7,961	7,271	13,456
Fixed networks—switching systems and peripheral equipment	9,269	9,480	10,107
Fixed networks—transmission systems	11,771	13,837	11,907
Fixed networks—transmission media and other types of media	9,286	9,720	8,831
Cable TV networks	416	550	1,307
Alarm systems	9	16	11
New installations under construction, advances	2,840	2,413	3,469

Total plant and machinery	41,552	43,287	49,088
Equipment, tools and installations
Financial leasing, vehicles	271	271	297
Other equipment, tools and installations	1,268	1,933	2,982

Total equipment, tools and installations	1,539	2,204	3,279

Total	47,542	49,161	56,172

        New installations under construction under Plant and machinery are chiefly installations for mobile and fixed networks. Assets owned by Group companies and leased to other Group companies are included in Plant and machinery and Other equipment, tools and installations as appropriate.

16.    Financial Fixed Assets

General

        The principles for the consolidation of subsidiaries and associated companies are described in note "Consolidated Financial Statements. " Effective January 1, 2004, goodwill and other indefinite lived intangible assets are not amortized. Negative equity participations in associated companies are recognized only for companies for which the Group has contractual obligations to contribute additional capital. This is then recorded as Other provisions. Other holdings of securities are valued at market value if listed, otherwise at acquisition cost unless an assessment of the market value indicates that a write-down is necessary (see note "Depreciation, Amortization, and Write-downs"). For further discussion of the valuation of financial fixed assets, see note "Financial Instruments and Financial Risk Management."

Equity participations in associated companies

	December 31,
SEK in millions
	2004	2003	2002
Book value, opening balance	20,401	23,027	9,927
Acquisitions	379	748	8,373
Operations acquired	28	—	10,830
Transactions with non-related parties	—	—	-57
New share issues and shareholder contributions	66	10	776
Share in earnings	2,820	2,096	293
Amortization and write-down of goodwill (until 2003), fair value adjustments, etc.	-131	-2,001	-145
Divestitures	-169	-15	-1,133
Dividends received	-899	-697	-348
Reclassifications	-2,394	-3,060	-5,085
Inflation adjustments	1,423	2,457	—
Exchange rate differences	-1,911	-2,164	-404

Book value, closing balance	19,613	20,401	23,027

        The book value was distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Goodwill and similar assets on consolidation	8,079	8,934	9,157
Participation in equity	11,534	11,467	13,870

Total	19,613	20,401	23,027

        Book value is broken down by business segments in note "Business Segments."

        Summarized information (unaudited) on the associated companies' aggregate balance sheets and income statements were as follows.

	December 31 or January-December
SEK in millions
	2004	2003	2002
Fixed assets	65,072	45,298	40,308
Current assets	25,999	24,662	33,203
Provisions and long-term liabilities	13,967	12,888	23,764
Current liabilities	25,097	19,055	12,320
Net sales	46,209	43,590	35,115
Gross income	11,802	8,418	7,390
Net income	6,034	4,711	1,076

Other holdings of securities

	December 31,
SEK in millions
	2004	2003	2002
Book value, opening balance	558	1,164	426
Acquisitions	142	102	128
Operations acquired	—	—	769
Divestitures	-120	-326	-19
Write-downs	-129	-460	-201
Reclassifications	—	85	49
Changes in fair value	83	—	—
Share of earnings in partnerships	—	-2	-3
Exchange rate differences	-3	-5	15

Book value, closing balance	531	558	1,164

Other long-term financial assets

	December 31,
SEK in millions
	2004	2003	2002
Book value, opening balance	21,102	24,343	10,431
Purchases	148	1,124	6,303
Operations acquired	—	—	11,938
Sales/discards	-3,706	-3,187	-3,398
Operations divested	-3,162	—	—
Write-downs	-619	-550	-847
Reclassifications	1,214	-335	—
Exchange rate differences	-11	-293	-84

Book value, closing balance	14,966	21,102	24,343

Distribution by class of asset

        The total book value was distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Associated companies
Equity participations in associated companies	19,613	20,401	23,027
Interest-bearing receivables	232	809	1,127
Non-interest-bearing receivables	0	2	242

Total associated companies	19,845	21,212	24,396
Other holdings of securities
Shares and participations	326	357	1,050
Other securities	205	201	114

Total other holdings of securities	531	558	1,164
Deferred tax asset	12,138	14,960	15,931
Other long-term receivables
Interest-bearing
Receivables for pension obligations	573	—	—
Financial leasing agreements	333	3,298	4,229
Service-financing agreements	254	503	462
Loans to employees	7	14	136
Interest rate swaps	104	—	506
Foreign currency interest rate swaps	113	306	514
Other	301	624	281
Non-interest-bearing
Deferral of paid pension-related social charges and taxes	621	—	—
Operating lease agreements	44	344	676
Other	246	242	239

Total other long-term receivables	2,596	5,331	7,043

Total	35,110	42,061	48,534

        The deferred tax asset is discussed in note "Income taxes" and leasing agreements in note "Leasing Agreements and Contractual Obligations." Shareholdings and participations in associated companies as well as other holdings of securities are specified in note "Specification of Shareholdings and Participations."

17.    Inventories, etc.

        Inventory and stock in trade are valued at acquisition value, based on FIFO (first in/first out), or net selling price, which-ever is lower. Write-downs for obsolescence are made separately for each individual stockholding. Obsolescence is assessed with reference to the age and rate of turnover of the articles. The entire difference between the opening and closing balances of the reserve for obsolescence is charged to operating income for the year.

        Construction contracts are valued at expense incurred, applying the lower of original cost and replacement value. Interest paid during installation is not capitalized. Construction contracts refer chiefly to short-term (one to three months) installation works on the customer's site. Installation work is recognized as revenue when all or nearly all undertakings have been completed.

        After deductions for obsolescence amounting to SEK 15 million, SEK 7 million and SEK 10 million for the years 2004, 2003 and 2002, respectively, the total book value was distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Raw materials and essential inputs	109	244	197
Products at work	20	7	7
Finished goods and goods for resale	473	206	303
Expense incurred, construction contracts	51	24	37
Advances to suppliers	2	20	36

Total	655	501	580

        Finished goods include purchased supplies that are mainly intended for use in constructing TeliaSonera's own installations and for repair and maintenance. Supplies valued at SEK 173 million, SEK 6 million and SEK 26 million for the years 2004, 2003 and 2002, respectively, were stored at a central location. The remainder was held at local warehouses and worksites.

18.    Receivables

        Allowances for doubtful receivables are calculated based on individual assessment or in connection with mass invoicing primarily using a standardized method based on actual losses from previous years and taking into account current collection trends. Should economic or specific industry trends worsen compared to the estimates, the allowance may have to be increased, negatively impacting earnings.

        Net receivables from clients for service and construction contracts are recorded as accruals and deferrals. Revenue is recognized progressively. Assessment of the degree of completion is based on the value of phases completed as a percentage of total undertakings.

        The total book value is distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Accounts receivable
Invoiced receivables	12,621	12,677	12,376
Allowance for doubtful receivables	-704	-904	-861

Total accounts receivable	11,917	11,773	11,515
Other current receivables
Interest-bearing
Receivable from associated companies	5	226	601
Financial leasing agreements	269	3,157	3,352
Foreign currency interest rate swaps	209	47	543
Receivable from others	390	340	350
Non-interest-bearing
Receivable from associated companies	423	628	399
Value-added tax	364	296	277
Other tax assets	725	244	369
International settlements	565	237	377
Currency swaps, forward exchange contracts	54	84	157
Receivable from others	1,447	1,521	1,394

Total other current receivables	4,451	6,780	7,819
Accrued revenues and prepaid expenses
Metered call charges	2,383	2,549	1,201
Interconnect and roaming charges	1,001	1,070	810
Other traffic charges	176	122	3,085
Construction and service contracts	25	31	—
Prepaid rent and leasing fees	290	397	258
Other accrued or prepaid items	1,362	1,448	1,919

Total accrued revenues and prepaid expenses	5,237	5,617	7,273

Total	21,605	24,170	26,607

        Written-down accounts receivable (bad debt expense) and recovered accounts receivable for the years 2004, 2003 and 2002 are recorded in note "Operating Costs" and note "Other Operating Revenues and Expenses." For information on leases, see note "Leasing Agreements and Contractual Obligations."

19.    Short-term Investments

        Short-term investments consist primarily of surplus liquidity invested in the overnight market and are valued at the acquisition value plus accrued interest income, which approximates fair value. Investments with maturities over three months are valued at fair value.

	December 31,
SEK in millions
	2004	2003	2002
Investments with maturities over three months	368	278	1,192
Investments with maturities up to and including three months	11,702	8,380	2,634

Total	12,070	8,658	3,826

        See also note "Financial Instruments and Financial Risk Management" and note "Cash Flow Information."

20.    Shareholders' Equity, Earnings per Share

Restricted and non-restricted equity

        According to Swedish law, shareholders' equity is divided into funds available for distribution (non-restricted) and not available for distribution (restricted). In a group the shareholders can receive as distribution only the non-restricted funds in the parent company or the group, whichever is lower.

        Restricted equity is made up of the share capital, the share premium reserve, the statutory reserve and other restricted reserves. The Group's non-restricted equity in the consolidated accounts includes only that part of a subsidiary's non-restricted equity that can be assigned to the parent company without having to write down the value of the shares in the subsidiary.

        Earnings in associated companies that have not been distributed are recorded in the Group's equity as an equity method reserve in restricted reserves. Likewise, the revaluation reserve, arising from revaluing the fair values of net assets in a previous associate accounted for under the equity method to the fair values of net assets at the date that entity became a consolidated subsidiary, constitutes a restricted reserve. Further, the equity component of untaxed reserves is recognized in restricted equity. Until 2003, the equity effect of recording financial instruments at fair value was attributed to a fair value reserve in restricted reserves. Following a change in the Swedish Annual Accounts Act, effective January 1, 2004, the fair value reserve was transferred to non-restricted equity.

Share capital

        According to the by-laws of TeliaSonera AB the authorized share capital shall amount to no less than SEK 8,000,000,000 and no more than SEK 32,000,000,000. All issued shares have been paid in full and carry equal rights to vote and participate in the assets of the company. No shares are held by the company itself or by its subsidiaries.

        During the last five years, the share capital changed as follows.

	Number of shares	Par value (SEK/share)	Share capital (SEK)
Share capital, December 31, 1999	8,800,000	1,000.00	8,800,000,000
Bonus issue, May 20, 2000	—	1,036.80	323,840,000
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue, June 16, 2000	150,000,000	3.20	480,000,000
Share capital, December 31, 2000	3,001,200,000	3.20	9,603,840,000
Share capital, December 31, 2001	3,001,200,000	3.20	9,603,840,000
New share issue, December 3, 2002	1,604,556,725	3.20	5,134,581,520
Share capital, December 31, 2002	4,605,756,725	3.20	14,738,421,520
New share issue, February 10, 2003	69,475,344	3.20	222,321,101
Share capital, December 31, 2003	4,675,232,069	3.20	14,960,742,621
Share capital, December 31, 2004	4,675,232,069	3.20	14,960,742,621

        Dividend payments are proposed by the Board of Directors in accordance with the regulations of the Swedish Companies Act and decided by the General Meeting of shareholders. The proposed but not yet decided dividend for 2004 totals SEK 5,610 million (SEK 1.20 per share). This amount has not been recorded as a liability.

Exchange rate differences

	December 31,
SEK in millions
	2004	2003	2002
Translation of foreign operations	-2,243	-7,783	1,686
Forward contracts used as equity hedge	—	—	11
Operations divested	-10	-318	33
Tax effect	—	—	-3

Total	-2,253	-8,101	1,727

        There was no tax effect arising from the translation of foreign associated companies.

        The cumulative exchange rate differences in restricted equity were distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Equity method reserve	-3,407	-1,711	177
Other restricted reserves	-209	-137	6,241

Total	-3,616	-1,848	6,418

Inflation adjustments

	December 31,
SEK in millions
	2004	2003	2002
Book value, opening balance	2,427	—	—
Translation of operations in hyperinflationary economies	1,452	2,427	—

Book value, closing balance	3,879	2,427	—

        There was no tax effect arising from the translation of associated companies in hyperinflationary economies.

Revaluation reserve

	December 31,
SEK in millions
	2004	2003	2002
Book value, opening balance	—	—	—
Operations acquired	1,641	—	—

Book value, closing balance	1,641	—	—

Fair value reserve

	December 31,
	2004		2003		2002
SEK in millions
	Securities	Derivatives	Securities	Derivatives	Securities	Derivatives
Book value, opening balance	-11	-67	-11	-56	-19	-68
Provisions	129	76	—	-57	-3	—
Reversals	11	-55	—	42	16	17
Tax effect	—	-15	—	4	-5	-5

Book value, closing balance	129	-61	-11	-67	-11	-56

        No part of the reversed amount referred to reversals that necessitate adjusting the acquisition value. See also section "General" in note "Financial Instruments and Financial Risk Management."

Earnings per share

	January-December
	2004	2003	2002
Net income/loss (SEK million)	12,964	9,080	-8,067
Average number of shares (thousands)	4,675,232	4,667,618	3,124,289
-after dilution (thousands)	4,675,232	4,668,426	3,125,314
Earnings/Loss per share (SEK)
-Basic	2.77	1.95	-2.58
-Diluted	2.77	1.95	-2.58
Cash dividend (for 2004 as proposed by the Board)
-Per share (SEK)	1.20	1.00	0.40
-Total (SEK million)	5,610	4,675	1,870

        In 2002 and 2001, General Meetings of shareholders decided to implement a number of stock option schemes (see section "Stock-Based Compensation" in note "Human Resources"). With the terms and conditions that apply to the employee stock option schemes, they had no dilution effect upon computation of earnings per share for 2004 and a very limited dilution effect for 2003 and 2002.

21.    Minority Interests in Equity

        Changes in minority interests were as follows.

	December 31,
SEK in millions
	2004	2003	2002
Book value, opening balance	3,441	5,120	204
Acquisitions/Disposals	968	-2,065	5,009
Fair value adjustments in acquisitions	2,380	—	—
Share of net income	1,300	969	70
Share of dividends	-468	-269	—
Share of exchange rate differences	-164	-314	-163

Book value, closing balance	7,457	3,441	5,120

        The book value was distributed as follows (including intermediate holding companies, when applicable).

	December 31,
SEK in millions
	2004	2003	2002
TeliaSonera Finland Oyj (formerly Sonera Oyj), Finland	—	—	2,164
UAB Omnitel, Lithuania	—	156	652
AB Lietuvos Telekomas, Lithuania	1,183	1,204	1,449
Latvijas Mobilais Telefons SIA, Latvia	669	574	566
AS Eesti Telekom, Estonia	3,549	—	5
Fintur Holdings B.V., the Netherlands	2,051	1,425	—
Other subsidiaries	5	82	284

Total book value	7,457	3,441	5,120

22.    Provisions for Pensions and Employment Contracts

General

        Almost all of TeliaSonera's employees in Sweden, Finland and Norway are covered by defined benefit pension plans, which mean that the individual is guaranteed a pension equal to a certain percentage of his or her salary. The pension plans mainly include old-age pension, disability pension and family pension. Employees in TeliaSonera AB and most of its Swedish subsidiaries are eligible for retirement benefits under a benefit plan called ITP-Tele. TeliaSonera's employees in Finland are entitled to statutory pension benefits pursuant to the Finnish Employees' Pension Act, a defined benefit pension arrangement with retirement, disability, unemployment and death benefits (TEL pension). In addition, certain employees have additional pension coverage through a supplemental pension plan.

        The pension obligations are secured mostly by pension funds, but also by provisions in the balance sheet and by insurance premiums. In Sweden, the part of the ITP multiemployer pension plan that is secured by paying pension premiums is accounted for as a defined contribution plan due to lack of information necessary to account for the plan as a defined benefit plan. In Finland, a part of the pension is funded in advance and the remaining part financed as a pay-as-you-go pension.

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

        Receivables/provisions for pension obligations were recorded in the balance sheet as follows.

	December 31,
SEK in millions
	2004	2003	2002
Present value of pension obligations	18,047	16,977	16,398
Fair value of plan assets	-15,838	-14,295	-13,987

Pension obligations less plan assets	2,209	2,682	2,411
Unrecognized past service cost	20	34	36
Unrecognized transition gains	—	152	200
Unrecognized actuarial gains (+)/losses (-)	-2,802	-2,346	-2,423

Receivables (-)/Provisions (+) for pension obligations	-573	522	224

        Total pension expenses were distributed as follows.

	January-December
SEK in millions
	2004	2003	2002
Current service cost	430	328	220
Interest on pension provisions	902	878	784
Expected return on assets	-940	-892	-1,022
Amortization of past service cost	-34	-3	—
Amortization of transition gains	-158	-42	-40
Amortization of actuarial gains (-)/losses (+)	66	68	—

Pension expenses, defined benefit pension plans	266	337	-58
Settlement of pension obligations	—	—	-2
Termination benefits (excl. premiums and pension-related social charges)	76	150	28
Pension premiums, defined benefit/defined contribution pension plans and pay-as-you-go systems	661	661	349
Pension-related social charges and taxes, other pension expenses	-562	258	654

Total pension expenses	441	1,406	971
of which pension premiums paid to the ITP pension plan	192	196	130

Actuarial calculation assumptions

        The actuarial calculation of pension obligations and pension expenses is based on the following principal assumptions, each presented as a weighted average for the respective pension plans. A change in any of these key assumptions may have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost.

	December 31,
Percentages, except remaining working life
	2004	2003	2002
Discount rate	5.0	5.5	5.5
Expected rate of compensation increase	3.5	3.5	3.5
Employee turnover rate	2.8	2.7	3.8
Average expected remaining working life, years	15.1	15.1	14.7
Increase in income base amount (only Swedish Group units)	2.8	2.5	2.5
Annual adjustments to pensions	2.0	2.0	2.0
Expected return on plan assets	5.7	6.5	6.5

        The discount rate reflects the rates at which the pension benefits could be effectively settled, which means a period somewhere from 15 to 30 years. TeliaSonera has chosen to base the estimated discount rate on yields derived from domestic government bonds, with an add-on equivalent to the applicable swap spread and also an additional add-on reflecting the relevant credit spread for a highly-rated corporate bond issuer as management regards such bonds as high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. However, the longest term of domestic nominal bonds is 15 years. Yields for terms over 15 years have been estimated by extrapolating the yield-curve as described above.

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

        The expected return on plan assets reflects the average rate of earnings expected on the investments made (or to be made) to provide for the pension benefit obligations that are secured by the pension funds. Plan assets chiefly consist of fixed income instruments and equity instruments. The asset portfolios are balanced to give the expected average return, chiefly based on historical data, as further described below.

Specifications to pension obligation and pension expense

        Changes in projected benefit obligation, plan assets, and the net receivable/liability in the balance sheet and actuarial net gains or losses for the defined benefit pension plans were as follows.

	December 31,
SEK in millions
	2004	2003	2002
Present value of pension obligations
Opening balance	16,977	16,398	14,683
Current service cost	430	328	220
Interest expenses	902	878	784
Benefits paid	-1,360	-1,089	-1,071
Termination benefits	76	150	28
Operations acquired/divested	23	-93	1,448
Settlement of pension obligations	—	—	-2
Past service cost	-20	—	-36
Actuarial gains (-)/losses (+)	1,027	430	314
Exchange rate differences	-8	-25	30

Closing balance	18,047	16,977	16,398
Plan assets
Opening balance	14,295	13,987	13,464
Expected return on plan assets	940	892	1,022
Contribution to pension fund	1,122	96	1,025
Payment from pension fund	-1,028	-1,026	-3
Operations acquired (+)/divested (-)	13	-21	1,456
Actuarial gains (+)/losses (-)	506	395	-3,005
Exchange rate differences	-10	-28	28

Closing balance	15,838	14,295	13,987
Expected return on plan assets
Expected return on plan assets	940	892	1,022
Actuarial gains (+)/losses (-)	506	395	-3,005

Actual return	1,446	1,287	-1,983

	December 31,
SEK in millions
	2004	2003	2002
Provisions for pension obligations
Opening balance	522	224	2,358
Pension expenses, defined benefit pension plans	266	337	-58
Benefits paid	-1,360	-1,089	-1,071
Contribution to pension fund	-1,122	-96	-1,025
Payment from pension fund	1,028	1,026	3
Termination benefits	75	150	28
Operations acquired/divested, net	20	-29	-8
Settlement of pension obligations	—	—	-3
Exchange rate differences	-2	-1	-0

Closing balance	-573	522	224
Actuarial gains/losses
Opening balance, actuarial gains (+)/losses (-)	-2,346	-2,423	899
Actuarial gains (-)/losses (+) to be recognized	66	68	—
Actuarial gains (-)/losses (+), settlement of pension obligations	—	—	-1
Actuarial gains (-)/losses (+), acquired/divested operations	10	43	-2
Actuarial gains (+)/losses (-), pension obligations	-1,027	-430	-314
Actuarial gains (+)/losses (-), plan assets	506	395	-3,005
Exchange rate differences	-11	1	-0

Closing balance, actuarial gains (+)/losses (-)	-2,802	-2,346	-2,423
Operations acquired
Increase in pension obligations	43	29	1,448
Increase in plan assets	-13	-12	-1,456

Net position	30	17	-8
Operations divested
Decrease in pension obligations	-20	-122	-0
Decrease in plan assets	—	33	0
Decrease in unrecognized net transition gain/loss, past service cost	-0	0	—
Decrease in unrecognized net transition gain/loss	-0	0	0
Changes in unrecognized actuarial gains (-)/losses (+)	10	43	0

Net position	-10	-46	-0

Strategic plan-asset allocation

        As of December 31, 2004, the decided strategic asset allocation for the Swedish pension fund, representing approximately 85 percent of total plan assets, was 60 percent fixed income, 30 percent equities and 10 percent other investments. Other investments include hedge funds, private equity, emerging market debt and high yield bonds. Out of the total assets 40 percent are domestic index (inflation) linked government bonds and 20 percent refers to other domestic fixed income assets with low credit risk. Out of the equity holdings one third is domestic and the rest is global equities.

        All assets in the Swedish pension fund are managed by appointed external managers with specialist mandates, with the exception of the index-linked bonds, which are managed in-house with no active trading mandate.

        The expected nominal return from the total Swedish pension fund portfolio is approximately 5.5 percent per annum over a 10-year period, where inflation is assumed to be 2 percent per annum.

        The strategic asset allocation is composed to give the expected average return, based on historical data, with some adjustment reflecting the lower inflation rate that is currently in place. More specifically the expected nominal return in the Swedish pension fund is based on the following assumptions; domestic fixed income 4.5 percent, domestic and global equity 8 percent and other investments 8 percent.

        The assumptions used in the Finnish and Norwegian pension funds are similar.

        The actual allocation may fluctuate from the strategic allocation in a range of +/-10 percent between fixed income and equities. As of the balance sheet date, actual market values of pension plan assets were as follows.

	December 31,
	2004		2003		2002
Asset category	SEK in millions	Percent	SEK in millions	Percent	SEK in millions	Percent
Fixed income instruments, liquidity	8,884	56.1	8,425	58.9	8,359	59.8
Shares and other investments	6,954	43.9	5,870	41.1	5,628	40.2

Total	15,838	100.0	14,295	100.0	13,987	100.0
of which shares in TeliaSonera AB	84	0.5	81	0.6	78	0.6

Future cash flows

Contributions

        For companies in Sweden, part of the pension liabilities is secured also by credit insurance. This means, should the pension obligations increase, that each company can choose if and when to contribute to the pension fund or otherwise to recognize a pension provision in the balance sheet. To pension funds outside Sweden, TeliaSonera expects to contribute SEK 107 million in 2005.

Estimated benefits paid

        Given the current actuarial calculation assumptions, TeliaSonera expects the following benefit payments during the next ten-year period.

SEK in millions	2005	2006	2007	2008	2009	2010-2014	Total
Expected benefits paid	979	993	1,017	1,055	1,106	6,454	11,604

23.    Deferred Tax Liability, Other Provisions

        Changes in other provisions, including deferred tax liability, were as follows.

	December 31,
SEK in millions
	2004	2003	2002
Book value, opening balance	14,775	18,182	10,749
Provisions for the period	1,250	2,571	5,139
Operations acquired	—	226	4,795
Utilized provisions	-2,003	-2,749	-1,889
Operations divested	—	-41	0
Reclassifications	218	-2,162	—
Reversals of provisions	-836	-1,076	-617
Timing and interest-rate effects	54	67	16
Exchange rate differences	-56	-243	-11

Book value, closing balance	13,402	14,775	18,182

        The book value of the provisions was distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Deferred tax liability	7,906	8,537	10,673
Other provisions
Payroll taxes on future pension payments	241	302	302
Restructuring	2,701	3,404	5,247
Onerous contracts	143	87	188
Guarantee reserves	1,995	2,294	1,673
Other	416	151	99

Total other provisions	5,496	6,238	7,509

Total	13,402	14,775	18,182

        The deferred tax liability is discussed in note "Income Taxes" and provisions for restructuring in note "Restructuring Costs".

24.    Long-term Loans

        Long-term loans were distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Financial leasing, vehicles	165	201	220
TeliaSonera FTN/FTO	4,167	4,903	5,082
TeliaSonera EMTN, other foreign currency loans	5,476	7,272	7,363
TeliaSonera Finland EMTN, other foreign currency loans	1,941	11,997	14,838
Other loans	968	1,227	4,098
Interest rate swaps	47	108	66
Foreign currency interest rate swaps	178	159	457

Total	12,942	25,867	32,124

        For the years 2004, 2003 and 2002, SEK 1,733 million, SEK 4,995 million and SEK 5,359 million, respectively, of the loans were due more than five years after the balance sheet date. See also note "Financial Instruments and Financial Risk Management."

25.    Short-term Loans

        Short-term loans were distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Loans from associated companies	—	17	24
Financial leasing, vehicles	83	73	80
TeliaSonera FTN	752	300	1,923
TeliaSonera EMTN, other foreign currency loans	2,706	523	6,388
TeliaSonera Finland EMTN, other foreign currency loans	7,930	2,726	1,839
Other loans	248	953	2,322
Interest rate swaps	4	25	32
Foreign currency interest rate swaps	10	70	—

Total	11,733	4,687	12,608

        Bank overdraft facilities had a total limit of SEK 879 million, SEK 984 million and SEK 6,593 million for the years 2004, 2003 and 2002, respectively. See also note "Financial Instruments and Financial Risk Management."

26.    Long-term Liabilities

        Long-term liabilities were distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Liabilities to associated companies	—	—	13
Prepaid leasing agreements	1,194	1,340	1,477
License fees	438	494	545
Other liabilities	818	655	315

Total	2,450	2,489	2,350

        For information on leases, see notes "Leasing Agreements and Contractual Obligations" and "Contingent Assets, Collateral Pledged and Contingent Liabilities." Of the other long-term liabilities for the years 2004, 2003 and 2002, SEK 68 million, SEK 136 million and SEK 204 million, respectively, fell due more than five years after the balance sheet date.

27.    Current Liabilities

        Current liabilities were distributed as follows.

	December 31,
SEK in millions
	2004	2003	2002
Accounts payable	7,756	7,595	8,949
Liabilities to associated companies	470	632	756
Tax liabilities	647	2,338	1,111
Other liabilities
Telephone card reserve, deductible calling charges	1,022	742	758
Advances, deposits, etc.	248	512	749
Value-added tax, excise taxes	1,168	1,176	955
Employee withholding tax, payable to employees	463	420	269
International settlements	301	422	805
Currency swaps, forward exchange contracts	12	85	158
Other	1,110	1,040	1,166

Total other liabilities	4,324	4,397	4,860
Accrued expenses and prepaid revenues
Accrued payroll expenses	1,424	1,419	1,265
Accrued employer's social security contributions, etc.	482	508	915
Accrued leasing fees	496	520	595
Accrued interest	642	1,052	1,248
Subscription charges	1,911	2,090	2,139
Interconnect charges	1,084	721	728
Retailer commissions	160	183	248
Prepaid leasing agreements	291	689	777
Other accrued or prepaid items	3,691	3,742	3,628

Total accrued expenses and prepaid revenues	10,181	10,924	11,543

Total current liabilities	23,378	25,886	27,219

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

        The book value of the leased assets as of the balance sheet date was as follows.

	December 31,
SEK in millions
	2004	2003	2002
Acquisition value	1,516	1,834	385
Less accumulated depreciation	-1,035	-1,302	-88

Net value of financial leasing agreements	481	532	297

        Depreciation and write-downs totaled SEK 261 million, SEK 274 million and SEK 56 million for the years 2004, 2003 and 2002, respectively. Leasing fees paid during these years totaled SEK 274 million, SEK 301 million and SEK 72 million, respectively.

        As of December 31, 2004, future minimum leasing fees and their present value as per financial agreements that could not be canceled in advance and were longer than one year in duration were as follows.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Future minimum leasing fees	225	148	110	39	7	9	538
Present value of future minimum lease payments	214	134	95	32	5	7	487

        As of the balance sheet date, the present value of future minimum leasing fees under non-cancelable financial leasing agreements was as follows.

	December 31,
SEK in millions
	2004	2003	2002
Total future minimum leasing fees	538	583	342
Less interest charges	-51	-57	-43

Present value of future minimum leasing fees	487	526	299

Operating leases

        TeliaSonera's operating lease agreements primarily concern office space, technical sites, land, computers and other equipment. Certain contracts include renewal options for various periods of time. Subleasing consists mainly of home computers leased to employees and certain office premises.

        Future minimum leasing fees under operating lease agreements in effect as of December 31, 2004 that could not be canceled in advance and were in excess of one year were as follows.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Future leasing fees	1,780	1,391	1,206	995	942	2,711	9,025
Subleasing	61	42	40	38	37	128	346

        Total rent and leasing fees paid were SEK 2,041 million, SEK 1,771 million and SEK 1,540 million for the years 2004, 2003 and 2002, respectively. For these years, revenue for subleased items totaled SEK 61 million, SEK 56 million and SEK 61 million, respectively.

        At the end of 2004 office space and technical site leases covered approximately 1,615,000 square meters, including approximately 5,000 square meters of office space for TeliaSonera's principal executive offices, located at Sturegatan 1 in Stockholm, Sweden. Apart from certain short-term leases, leasing terms range mainly between 3 and 21 years with an average term of approximately 7 years. All leases have been entered into on conventional commercial terms. Certain contracts include renewal options for various periods of time.

TeliaSonera as financial lessor

        TeliaSonera owns assets that it leases to customers under financial leasing agreements. These assets are recorded at the gross investment cost in the lease, less unearned financial revenues. In 2004, most of the customer financing operations were divested. Some of the divested leasing receivables were securitized. Based on the terms of the securitization contracts, these leasing receivables were included in the Group balance sheet.

        As of the balance sheet date, the present value of future minimum lease payment receivables under non-cancelable financial leasing agreements was as follows.

	December 31,
SEK in millions
	2004	2003	2002
Gross investment in financial lease contracts	679	7,129	8,457
Less unearned financial revenues	-77	-674	-876

Net investment in financial lease contracts	602	6,455	7,581
Less: Un-guaranteed residual values of leased properties for the benefit of the lessor	-0	-33	-15

Present value of future minimum lease payment receivables	602	6,422	7,566

        As of December 31, 2004, the gross investment and present value of receivables relating to future minimum lease payments under non-cancelable financial leasing agreements were distributed as follows.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Gross investment	283	198	122	49	21	6	679
Present value of receivables relating to future minimum lease payments	269	174	101	38	16	4	602

        Reserve for doubtful receivables regarding minimum lease payments totaled SEK 10 million as of December 31, 2004.

        The leasing portfolio comprises financing of products and services related to TeliaSonera's product and service offerings in Sweden and Denmark. At the end of 2004, the Danish part of the total portfolio was 16 percent. The term of the contract stock is approximately 15 quarters. The term of new contracts signed in 2004 is 14 quarters. Of all contracts, 72 percent carry a floating interest rate and 28 percent a fixed rate. Most contracts include renewal options.

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

        The book value of the leased assets as of the balance sheet date was as follows:

	December 31,
SEK in millions
	2004	2003	2002
Acquisition value	3,146	3,260	2,535
Less accumulated depreciation	-1,366	-1,259	-595
Less accumulated write-downs	-300	—	—

Gross book value	1,480	2,001	1,940
Plus prepaid sales costs	2	2	7
Less prepaid lease payments	-1,044	-1,030	-1,837

Net value of operating leasing agreements	438	973	110

        Depreciation and write-downs totaled SEK 622 million, SEK 548 million and SEK 336 million for the years 2004, 2003 and 2002.

        Future minimum lease payment receivables under operating agreements in effect as of December 31, 2004 that could not be canceled in advance and were in excess of one year were as follows.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Future minimum lease payments	262	140	65	15	9	2	493

        The leasing portfolio includes some twenty agreements with other international operators and over 100 other contracts. Contract periods range between 10 and 25 years, with an average term of 20 years.

Other contractual obligations

        As of December 31, 2004, the Group had the following contractual obligations regarding future acquisitions (or equivalent) of intangible, tangible and financial fixed assets.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Intangible fixed assets	59	—	—	—	—	—	59
Tangible fixed assets	1,848	160	118	—	—	—	2,126
Associated companies	13	—	—	—	—	—	13
Xfera capital commitment	310	621	621	319	—	—	1,871

Total	2,230	781	739	319	—	—	4,069

        Most of the obligations relating to tangible fixed assets cover the construction under contract of TeliaSonera's mobile networks in Norway, Denmark and Kazakhstan and fixed networks in Sweden and Denmark. The Xfera capital commitment is recorded net of provisions and certain guarantees. See note "Contingent Assets, Collateral Pledged and Contingent Liabilities" for more information related to the Xfera capital commitment.

29.    Dependency on Third Parties

Commercial relationships

        The TeliaSonera Group offers a diversified portfolio of services and products in extremely competitive markets. Hence, the Group has limited exposure to individual customers, suppliers, lenders, products or services sold, geographic markets, materials procured, personnel, services purchased, or licenses.

Off-balance sheet arrangements

        Except for credit and performance guarantees, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on TeliaSonera's financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See note "Contingent Assets, Collateral Pledged and Contingent Liabilities" for information related to credit and performance guarantees issued by TeliaSonera.

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

        Assets held to maturity, receivables arising from own lending and assets whose fair value cannot be reliably determined, e.g. certain unlisted shares and participations, are valued at their amortized cost. TeliaSonera considers quoted securities as available for sale, with the unrealized gains and losses up to the date of sale recorded as a component of equity.

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

Book value and fair value of interest-bearing financial instruments

        The table below presents book values and fair values distributed by type of interest-bearing financial instrument based on the prerequisites stated below. Non-interest-bearing financial instruments, like accounts receivable from customers and accounts payable, are recorded at fair value and are not shown in the table.

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

        The values for interest rate swaps and foreign currency interest rate swaps include underlying principal and accrued interest. Swaps received and paid refer to the respective legs of a swap deal (see notes "Financial Fixed Assets" and "Receivables", and "Long-term Loans" and "Short-term Loans", respectively).

	December 31,
	2004		2003		2002
SEK in millions	Book value	Fair value	Book value	Fair value	Book value	Fair value
Equity participations in associated companies	19,613	32,024	20,401	23,315	23,027	19,341
Other holdings of securities	531	531	558	558	1,164	1,164
Receivables for pension obligations	573	573	—	—	—	—
Leasing receivables	602	602	6,455	6,367	7,581	7,493
Other long-term and short-term receivables	1,089	1,089	2,369	2,369	2,934	2,934
Short-term investments	368	368	278	278	1,192	1,192
Interest rate swaps received	5,757	5,757	2,178	2,178	8,666	8,666
Interest rate swaps paid	-5,543	-5,543	-2,084	-2,084	-8,139	-8,139
Foreign currency interest rate swaps received	4,781	4,781	5,989	5,989	12,298	12,298
Foreign currency interest rate swaps paid	-4,469	-4,469	-5,583	-5,583	-11,239	-11,239
Other currency derivatives	54	54	84	84	157	157

Assets	23,356	35,767	30,645	33,471	37,641	33,867
Provisions for pensions	—	—	522	522	224	224
Long-term loans	12,975	13,241	25,940	27,023	32,122	32,630
Short-term loans	11,736	12,215	4,686	4,710	12,680	12,717
Interest rate swaps received	-1,313	-1,313	-1,314	-1,314	-7,369	-7,369
Interest rate swaps paid	1,471	1,471	1,442	1,442	7,584	7,584
Foreign currency interest rate swaps received	-2,340	-2,340	-1,795	-1,795	-2,213	-2,213
Foreign currency interest rate swaps paid	2,471	2,471	1,927	1,927	2,428	2,428
Other currency derivatives	12	12	85	85	158	158

Liabilities	25,012	25,757	31,493	32,600	45,614	46,159
Less book value of:
-pension provisions	—		-522		-224
-accrued interest	-325		-332		-500
-other currency derivatives	-12		-85		-158

Book value of interest-bearing liabilities	24,675		30,554		44,732

        The market capitalizations of the Group's holdings of publicly quoted shares as of the balance sheet date were as follows.

	December 31,
SEK in millions
	2004	2003	2002
Subsidiaries
AB Lietuvos Telekomas, Lithuania	2,748	2,018	1,171
AS Eesti Telekom, Estonia	4,483	—	—

Total subsidiaries	7,231	2,018	1,171
Associated companies and other minority holdings
AS Eesti Telekom, Estonia	—	4,038	3,608
Turkcell Iletisim Hizmetleri A.S., Turkey	25,415	13,261	8,994
Netia S.A., Poland	—	—	200
Infonet Services Corp., USA	1,264	1,154	1,649
eBay Inc., USA	—	—	121
Digital Telecommunications Phils. Inc., Philippines	123	54	40
Other holdings	17	42	35

Total associated companies and other minority holdings	26,819	18,549	14,647

Total	34,050	20,567	15,818

Principles of financing and financial risk management

        TeliaSonera's financing and financial risks are managed under the control and supervision of TeliaSonera's Board of Directors. Financial management is centralized within the TeliaSonera Corporate Finance and Treasury unit of TeliaSonera AB, which functions as TeliaSonera's internal bank and is responsible for the management of financing and financial risks.

        TeliaSonera Corporate Finance and Treasury (CFT) is responsible for Group-wide financial risk management including netting and pooling of capital requirements and payment flows. CFT also seeks to optimize the cost of risk management, which in certain cases may mean that e.g. an inter company transaction is not replicated with an identical transaction outside the Group or that derivative transactions are initiated in order to adjust e.g. the overall interest rate duration of the debt portfolio, if deemed appropriate. This means that situations may arise in which certain derivative transactions with parties outside the Group do not fully satisfy the requirements for hedge accounting. CFT's deviation mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. CFT's deviation mandate in the currency markets is currently capped at the equivalent of a nominal SEK +/-200 million. As of December 31, 2004, the risk mandate was utilized by less than SEK 150 million.

        SEK is the functional currency of TeliaSonera AB. Its borrowings are therefore normally denominated in, or swapped into, SEK unless directly linked to international operations. TeliaSonera Finland Oyj's borrowings are denominated in EUR.

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

Liquidity and bank credit facilities

        TeliaSonera's policy is to have a strong liquidity position in terms of available cash and/or unutilized committed credit facilities. As of December 31, 2004, the surplus liquidity (short-term investments and cash and bank) amounted to the equivalent of SEK 17,613 million. Surplus liquidity is typically deposited in banks or invested in short-term interest-bearing instruments with good credit ratings. At year-end, TeliaSonera AB had no such investments in interest-bearing securities with maturities exceeding three months. In addition to available cash, TeliaSonera AB has a revolving credit facility, which is a committed syndicated bank credit facility with final maturity in December 2011, capped at EUR 1,000 million and used for short-term financing and back-up purposes. This facility was not utilized as of December 31, 2004. In total, as of the balance sheet date, the available unutilized amount under committed bank credit lines was approximately SEK 10 billion.

Open-market financing programs

        As of December 31, 2004, the equivalent of EUR 914 million (EUR 808 million in 2003) had been utilized of TeliaSonera AB's Euro Medium Term Note (EMTN) program, an uncommitted international program aimed at long-term borrowing with a limit of EUR 5,000 million (5,000). The average term to maturity was approximately 3.4 years.

        TeliaSonera AB's Euro Commercial Paper (ECP) program is an uncommitted international program aimed at short-term borrowing and has a limit of EUR 1,000 million (1,000). As of December 31, 2004, the ECP program was not utilized (no utilization as of December 31, 2003).

        In the Swedish market, TeliaSonera AB's Flexible Term Note (FTN) program provides loan facilities, both short-term and long-term, on an uncommitted basis, of up to SEK 12,000 million (12,000). FTNs outstanding at December 31, 2004, totaled SEK 4,800 million (5,100), with an average remaining maturity of approximately 1.3 years.

        In addition to this TeliaSonera AB has a Finnish Commercial Paper (CP) program for non-domestic issuers, aimed at short-term borrowing, with a limit of EUR 300 million (300). As of December 31, 2004, the CP program was not utilized (no utilization as of December 31, 2003).

        TeliaSonera Finland Oyj has an old EMTN program with a limit of EUR 3,000 million (3,000). As of December 31, 2004, the equivalent of EUR 1,082 million (1,600) was utilized under the EMTN program, with an average remaining maturity of approximately 1.0 year. This program will not be used for any new financing or refinancing.

        The intention is that TeliaSonera AB will make future refinancing of the outstanding TeliaSonera Finland debt.

Borrowings, maturity structure, interest rates and currencies

        As of December 31, 2004, the Group's interest-bearing borrowings had the following maturity structure.

	TeliaSonera AB (incl. debt derivatives)		TeliaSonera Finland
Maturity SEK in millions	Fixed rate	Floating rate	Fixed rate	Floating rate	Total	Other units	Group
2005	2,860	602	7,933	—	11,395	338	11,733
2006	1,389	4,545	—	—	5,934	167	6,101
2007	847	—	—	—	847	95	942
2008	—	777	—	—	777	33	810
2009	—	—	1,941	—	1,941	6	1,947
Later years	1,936	1,141	—	—	3,077	65	3,142

Total	7,032	7,065	9,874	—	23,971	704	24,675

        Debt derivatives relate to interest rate swaps and foreign currency interest rate swaps.

        The average cost, including relevant hedges, of outstanding long-term and short-term borrowings as per the balance sheet date was as follows.

	December 31,
Percent
	2004	2003	2002
TeliaSonera AB (SEK)
Long-term borrowings	4.54	5.32	5.92
Short-term borrowings	5.22	5.52	5.48
TeliaSonera Finland Oyj (EUR)
Long-term borrowings	4.63	5.39	—
Short-term borrowings	5.63	3.03	—

        Normally, borrowings by TeliaSonera AB denominated in foreign currencies are swapped into SEK. The exceptions are funds borrowed to finance the Group's ventures abroad. TeliaSonera AB's portfolio of interest rate swaps and foreign currency interest rate swaps as of December 31, 2004, 2003 and 2002 had a nominal value of approximately SEK 13,500 million, SEK 10,700 million and SEK 15,700 million, respectively.

        As of the balance sheet date, the TeliaSonera Group's long-term loan portfolio was composed of the following currencies, with Swedish krona equivalents based on swap contracts.

	December 31,
	2004		2003		2002
	For the respective currency
Currency	Interest (%)	Amount (in millions)	Interest (%)	Amount (in millions)	Interest (%)	Amount (in millions)
Swapped into SEK
EUR	5.2	430	5.9	772	6.1	731
DEM	—	—	—	—	6.1	113
JPY	3.0	3,000	3.8	3,000	5.0	3,000

Total SEK	5.2	4,245	5.9	6,903	6.1	7,048
Swapped into EUR
USD	3.9	3	3.6	5	5.2	16
LTL	—	—	—	—	10.5	150
LTL	—	—	—	—	12.0	12

Total SEK	3.9	17	3.6	36	9.3	571
Non-swapped
SEK	4.2	6,562	4.8	6,475	5.7	5,268
EUR	4.4	226	4.3	1,296	4.5	2,062
NOK	—	—	5.0	32	—	—
DKK	2.3	52	4.5	61	5.7	4
LKR	—	—	—	—	22.3	2,786
LVL	4.1	4	5.0	1	—	—

Total SEK		8,680		18,928		24,505

Total SEK		12,942		25,867		32,124

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

Transaction exposure

        Net foreign exchange outflow (expressed as equivalent value in SEK million) on a full-year basis was distributed as follows in the Group's Nordic operations.

	January-December
	Sweden			Finland		Norway		Denmark
Currency
	2004	2003	2002	2004	2003	2004	2003	2004	2003
	Equivalent value in SEK million
EUR	1,008	523	376	—	—	734	295	111	30
USD	546	556	1,320	11	135	103	127	15	7
GBP	55	70	137	8	-24	11	8	38	26
NOK	65	23	3	41	10	—	—	2	0
SEK	—	—	—	19	-55	-19	4	60	-3
DKK	-25	41	-171	0	24	17	24	—	—
Other currencies	71	18	-53	1	11	6	8	4	1

Total net outflow	1,720	1,231	1,612	80	101	852	466	230	61
-gross outflow	2,863	2,876	4,241	105	566	883	467	302	88
-gross inflow	-1,143	-1,645	-2,629	-25	-465	-31	-1	-72	-28

        The operational need to net purchase foreign currency is primarily due to settlement deficits in international telecom traffic and the import of equipment and supplies.

        Emanating from the operations in the above-mentioned countries, the negative impact on Group pre-tax income would be approximately SEK 17 million on a full-year basis, should the Swedish krona weaken by one percentage point against all of the transaction currencies, assuming an operational transaction exposure equivalent to that in 2004, and provided that no hedging measures were taken and not including any potential impact on income due to currency translation of other income statement items. Applying the same assumptions, the positive impact on income would be approximately SEK 18 million on a full-year basis, should the euro weaken by one percentage point against all of the transaction currencies.

        The TeliaSonera Group's operational transaction exposure is not significant at present, but it is expected to increase over time. In order to limit earnings fluctuation, TeliaSonera's general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. This hedging is primarily initiated via forward exchange contracts and refers to invoiced transactions. Financial flows, however, are usually hedged until maturity, even if that is longer than 12 months.

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

        Net foreign assets are distributed as follows.

	December 31,
	2004		2003		2002
Currency	Amount in SEK million	Percent	Amount in SEK million	Percent	Amount in SEK million	Percent
EUR	54,165	44	60,320	52	53,594	46
NOK	27,352	22	26,156	22	30,310	26
TRL	12,972	11	10,428	9	—	—
LTL	6,413	5	6,009	5	7,431	7
DKK	6,367	5	1,021	1	-72	-0
USD	5,180	4	5,592	5	19,004	17
EEK	4,577	4	1,069	1	2,467	2
LVL	3,764	3	3,081	3	2,345	2
KZT	915	1	756	1	—	—
GBP	835	1	587	0	456	0
AZM	423	0	974	1	—	—
CZK	182	0	157	0	-127	-0
LKR	145	0	134	0	92	0
UGX	131	0	110	0	188	0
Other currencies	12	0	-20	-0	184	0

Total	123,433	100	116,374	100	115,872	100
of which hedged	—	—	—		—	—

        If the Swedish krona weakened by one percentage point against all of the currencies related to net foreign assets, the positive impact on Group equity would be approximately SEK 1,250 million, based on the exposure as of December 31, 2004 and not including any potential equity impact due to TeliaSonera's operational need to net purchase foreign currency or to currency translation of other income statement items.

Foreign exchange derivatives

        As of December 31, 2004, TeliaSonera's portfolio of foreign currency interest rate swaps represented the following currencies and maturities. Amounts indicated include underlying principal and accrued interest.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Foreign currency interest rate swaps, received
Buy EUR	2,831	2,547	—	—	—	1,529	6,907
Buy JPY	—	—	—	—	—	195	195
Buy USD	10	9	—	—	—	—	19

Total, received	2,841	2,556	—	—	—	1,724	7,121
Foreign currency interest rate swaps, paid
Total, paid	-2,636	-2,636	—	—	—	-1,668	-6,940

Net position	205	-80	—	—	—	56	181

        As of December 31, 2004, the TeliaSonera Group's portfolio of other foreign exchange derivatives hedging loans, investments, and operational transaction exposures represented the following currencies and maturities. Amounts indicated include underlying principal.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Sell DKK	1,813	—	—	—	—	—	1,813
Sell USD	1,202	—	—	—	—	—	1,202
Sell EUR	536	34	18	2	1	—	591
Sell CZK	114	—	—	—	—	—	114
Sell LVL	113	—	—	—	—	—	113
Sell PLN	54	—	—	—	—	—	54
Sell CHF	17	—	—	—	—	—	17
Sell GBP	11	—	—	—	—	—	11
Sell LTL	9	—	—	—	—	—	9
Sell HUF	5	—	—	—	—	—	5
Sell SGD	4	—	—	—	—	—	4
Sell HKD	3	—	—	—	—	—	3

Sell total	3,881	34	18	2	1	—	3,936
Buy NOK	-3,371	—	—	—	—	—	-3,371
Buy EUR	-2,453	—	—	—	—	—	-2,453
Buy GBP	-579	—	—	—	—	—	-579
Buy USD	-148	—	—	—	—	—	-148
Buy LVL	-37	—	—	—	—	—	-37
Buy CHF	-4	—	—	—	—	—	-4
Buy HUF	-2	—	—	—	—	—	-2
Buy PLN	-5	—	—	—	—	—	-5

Buy total	-6,599	—	—	—	—	—	-6,599

Net position	-2,718	34	18	2	1	—	-2,663

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

        As of December 31, 2004, TeliaSonera AB and TeliaSonera Finland Oyj had interest-bearing debt of SEK 23,245 million with duration of interest of approximately 1.1 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 17,500 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net stemming from this debt portfolio depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately SEK 250 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2004.

        TeliaSonera AB has designated certain interest rate swaps as cash flow hedges to hedge against changes in the amount of future cash flows related to interest payments on existing liabilities. Hedge ineffectiveness related to outstanding cash flow hedges was immaterial and recorded to earnings during the year. Net changes in fair value recorded in shareholders' equity are presented in section "Fair value reserve" of note "Shareholders' Equity, Earnings per Share." In 2004, there were no cash flow hedges discontinued due to the original forecasted transactions not having occurred in the originally specified time period.

        As of December 31, 2004, the TeliaSonera Group's portfolio of interest rate swap contracts was composed as follows. Amounts indicated include underlying principal and accrued interest.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Interest received
Fixed interest rate	2,730	3,027	—	—	—	—	5,757
Floating interest rate	151	—	503	—	—	659	1,313

Total	2,881	3,027	503	—	—	659	7,070
Interest paid
Fixed interest rate	158	—	560	—	—	753	1,471
Floating interest rate	2,708	2,835	—	—	—	—	5,543

Total	2,866	2,835	560	—	—	753	7,014

Pension obligation risk

        As of December 31, 2004, TeliaSonera had pension obligations which net present value amounted to SEK 18,047 million (see note "Provisions for Pensions and Employment Contracts"). The approximate impact on those obligations is SEK 2,900 million, should the weighted average discount rate decrease by one percentage point from the approximately 5.0 percent which is currently used. Such an increase in the pension obligations, were interest rates to fall, should be partly offset by a positive impact from the fixed income assets in the pension funds. Based on the duration of the pension funds' fixed income portfolios (including index-linked bonds) as of December 31, 2004, and assuming that the value of the other assets in the pension funds were unchanged, a similar reduction in interest rates is estimated to increase the value of the pension funds assets by some SEK 900 million.

        To secure these obligations TeliaSonera has pension funds, with plan assets equivalent to SEK 15,838 million based on market values as of December 31, 2004. The pension funds' assets are used as prime funding source for the pension obligations, and consisted of approximately 56 percent fixed income instruments and approximately 44 percent shares and other investments at year-end 2004. The expected return on the pension funds' plan assets is approximately 5.7 percent annually. The portion of the Swedish liabilities not covered by plan assets and the taxed reserve for employment contracts are recorded as provisions in the balance sheet. Pension obligations not covered by plan assets are secured through an external credit guarantee. Except for the taxed reserve for employment contracts, the Group's pension obligations are thus secured through pension funds and/or external credit guarantees.

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

        TeliaSonera AB enjoys a strong credit rating with the rating agencies Standard & Poor's and Moody's. Standard & Poor's has assigned TeliaSonera AB a credit rating of A-1 for short-term borrowing and a rating of A for long-term borrowing, with a stable outlook. Moody's has given TeliaSonera AB a P-1 for short-term borrowing and A2 for long-term borrowing, with a positive outlook. These ratings represent a solid investment grade level and are thus expected to allow TeliaSonera continued good access to the financial markets.

        On March 25, 2005, following TeliaSonera's announcement of its agreement with the Cukurova Group to purchase additional shares in Turkcell Holding to gain majority control of Turkcell, Standard & Poor's placed long- and short-term credit ratings on TeliaSonera AB on CreditWatch with negative implications. A downgrade, if any, of TeliaSonera stemming from increased exposure to Turkcell and higher leverage would probably be limited to one notch. On March 30, 2005, Moody's affirmed long-and short-term credit ratings of TeliaSonera AB, but changed the outlook from positive to stable.

        TeliaSonera finances its operations chiefly by borrowing under its uncommitted open-market financing programs directly in Swedish and international money markets and capital markets. TeliaSonera AB and TeliaSonera Finland Oyj also use bank financing, which represented approximately 3 percent of the Group's total borrowing as of December 31, 2004. The open-market financing programs provide a cost-effective and flexible alternative to bank financing. Most of the open-market borrowing is at fixed interest rates, along with some floating rate notes.

Credit risk

        TeliaSonera accepts only creditworthy counterparts for financial transactions such as interest rate swaps, foreign currency swaps and other transactions in derivatives. TeliaSonera requires each counterpart to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterpart depends on the rating of that counterpart. As of December 31, 2004, the aggregate exposure to counterparts in derivatives was SEK 229 million, calculated as a net claim on each counterpart.

        Any surplus cash is typically deposited in banks or invested in short-term interest-bearing instruments with good credit ratings. The permitted exposure to each counterpart depends on the rating of that counterpart.

        The credit risk with respect to TeliaSonera's trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior, if necessary completed by credit and business information from external sources. Bad debt expense in relation to consolidated net sales was approximately 0.3 percent, 0.6 percent and 1.4 percent in 2004, 2003 and 2002, respectively.

Insurable risks

        The insurance cover is governed by corporate guidelines and includes a common package of different property and liability insurance programs. The business units and other units being responsible for assessing the risks decide the extent of actual cover. Corporate Insurance at TeliaSonera AB manages the common Group insurance programs and uses a captive, TeliaSonera Försäkring AB, as a strategic tool in managing the insurance programs. The risks in the captive are in part reinsured in the international reinsurance market.

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

	December 31,
SEK in millions
	2004	2003	2002
Contingent assets	—	—	—
Collateral pledged
For guarantee provisions:
Blocked funds in bank accounts	996	1,168	—
For deposits from customers:
Blocked funds in bank accounts	93	91	96
For off-balance sheet items:
Blocked funds in bank accounts	—	—	6
For long-term liabilities to credit institutions:
Real estate mortgages	20	20	20
Chattel mortgages	15	262	—
Current receivables	38	36	42
Shares in Turun Puhelin Oy	—	570	—
Shares in Suntel Ltd.	—	—	90
Shares in Svenska UMTS-nät AB	513	489	—
Shares in OAO MegaFon	—	153	119

Total collateral pledged	1,675	2,789	373
Contingent liabilities
Credit guarantee on behalf of Svenska UMTS-nät AB	1,007	363	—
Credit guarantees on behalf of OAO MegaFon	—	338	415
Credit guarantees on behalf of other associated companies	8	25	72
Performance guarantees on behalf of Xfera Móviles S.A.	544	1,159	3,760
Guarantees on behalf of Ipse 2000 S.p.A.	—	—	317
Other credit and performance guarantees, etc.	548	1,038	1,220
FPG/PRI, other pension guarantees	182	176	222

Total contingent liabilities	2,289	3,099	6,006

        As of December 31, 2004, total contingent liabilities represented the following maturities.

Maturity SEK in millions	2005	2006	2007	2008	2009	Later years	Total
Contingent liabilities	452	176	71	1,408	—	182	2,289

        Some loan covenants agreed limit the scope for divesting or pledging certain assets.

        For all guarantees, except the credit guarantee on behalf of TeliaSonera's 50 percent owned associated company Svenska UMTS-nät AB, stated amounts equal the maximum potential amount of future payments that TeliaSonera could be required to make under the respective guarantee. As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility totaling SEK 7,000 million, TeliaSonera and Tele2, the other shareholder of Svenska UMTS-nät, have each severally but not jointly issued guarantees of a maximum of SEK 3,500 million to the lenders and granted pledges of their shares in Svenska UMTS-nät. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either TeliaSonera or Tele2 ceases to hold, directly or indirectly, 50 percent of the company, unless the lenders provide their advance consent. TeliaSonera is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät. As of December 31, 2004, Svenska UMTS-nät had, under the credit facility, borrowed SEK 2,014 million, of which TeliaSonera guarantees 50 percent, or SEK 1,007 million. In February 2005, the guarantee was reduced to a maximum of SEK 2,650 million each for TeliaSonera and Tele2.

        As of December 31, 2004, TeliaSonera has recorded all of its commitments on behalf of Ipse 2000 S.p.A. in the balance sheet as provisions for guarantee commitments. Ipse's 3G license payments to the Italian government and the rental payments for base station sites have been secured by bank guarantees. According to an agreement with the bank, Ipse and its shareholders, including TeliaSonera, have given cash collateral for the remaining license payments in 2005 and onwards. TeliaSonera's part of the cash collateral amounts to EUR 110.3 million, equivalent to SEK 996 million.

        As of December 31, 2004, TeliaSonera had three commitments in relation to Xfera Móviles S.A.

  •
  A remaining capital commitment to invest EUR 275 million, equivalent to SEK 2,482 million (see section "Other contractual obligations" in note "Leasing Agreements and Contractual Obligations"). TeliaSonera's ownership in Xfera is 16.45 percent and its share of the shareholder capital commitments is 23.13 percent. The existing capital commitment was originally scheduled to be paid by the end of 2004, but due to ongoing negotiations among Xfera owners this payment has been postponed.

  •
  Counter guarantees of EUR 41 million as TeliaSonera's pro rata share on behalf of Xfera's performance requirements in relation to its UMTS license.

  •
  Counter guarantees of EUR 44 million as TeliaSonera's pro rata share to cover the payment of Xfera's spectrum fees for 2001-2004, which are currently subject to dispute with the Spanish government.

        These commitments may be partly overlapping. For instance, management believes that TeliaSonera's investments pursuant to its contractual capital commitment will enable Xfera to meet the performance requirements in relation to its UMTS license. As of December 31, 2004, TeliaSonera has a recorded provision of EUR 51 million, equivalent to SEK 460 million, for its commitments and obligations on behalf of Xfera and management believes that there is currently no need for additional provisions.

        In December 1998, TeliaSonera's subsidiary TeliaSonera Finland Oyj (formerly Sonera Oyj) entered into a cross-border finance lease-leaseback agreement under which TeliaSonera Finland leased some of its mobile telecommunications network equipment ("Head Lease") to a group of U.S. equity trusts which simultaneously leased the equipment back to TeliaSonera Finland ("Back Lease"). The ownership of the equipment, total book value of which was EUR 3 million, EUR 19 million and EUR 40 million as of December 31, 2004, 2003 and 2002, respectively, is retained with TeliaSonera Finland. Both the Head Lease receivables and the Back Lease obligations were settled at the inception of the lease agreements, and TeliaSonera Finland received a net cash consideration of USD 11 million (EUR 9 million) which is recorded in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by TeliaSonera Finland under the lease agreements. The agreement is valid for 15 years, but TeliaSonera Finland has an option to terminate the agreement 11 years after the inception of the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was USD 224 million.

        In its normal course of business, TeliaSonera is involved in a number of legal proceedings. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. TeliaSonera is also involved in administrative proceedings relating principally to telecommunications regulations, competition law and consumer protection issues. Except for proceedings described below, TeliaSonera is not involved in any legal, arbitration or regulatory proceedings expected to have a material adverse effect on its business, financial condition or results of operations.

        TeliaSonera has disputes with Tele2 and Vodafone concerning interconnect prices in Sweden. TeliaSonera believes that it has recorded sufficient provisions.

        TeliaSonera has received a claim for damages from Elisa in Finland in the amount of EUR 300 million regarding alleged excessive mobile termination fees since 1997. A provision of EUR 5 million is recorded. However, the outcome of a potential dispute is very difficult to assess due to lack of clear legislation and lack of case law. Similar claims from the Finnet Group are likely to come.

        TeliaSonera is currently involved in litigations with former shareholders of the Brazilian mobile operator Tess, relating to such shareholders' disposal of their investments in Tess as well as certain call options and subscription rights in Tess.

32.    Cash Flow Information

Financial items

        Interest received and interest paid for each year was as follows.

	January-December
SEK in millions
	2004	2003	2002
Interest received	601	1,060	1,054
Interest paid	-1,559	-1,622	-1,772

Net position	-958	-562	-718

Income taxes

        Income taxes paid for the years 2004, 2003 and 2002, totaled SEK 3,132 million, SEK 1,308 million and SEK 122 million, respectively.

Acquisitions and divestitures

        The TeliaSonera Group is continually restructured through the acquisition and divestiture of subsidiaries and lines of business as well as associated companies and companies outside the Group. The fair value of assets acquired and liabilities assumed in subsidiaries and the total cash flow from acquisitions were broken down as follows.

	January-December
SEK in millions
	2004	2003	2002
Intangible fixed assets	10,081	1,735	35,621
Tangible fixed assets	3,062	577	13,532
Financial fixed assets, accounts receivable, inventories etc.	1,556	1,316	42,241
Cash and cash equivalents	1,024	223	900
Revaluation reserve	-1,641	—	—
Minority interests	-3,615	1,400	-2,179
Provisions	-153	-237	-4,250
Long-term liabilities	-558	-856	-19,711
Current liabilities	-850	232	-9,627

Total purchase consideration	8,906	4,390	56,527
Less purchase consideration paid prior to 2004	-366	—	—
Less purchase consideration in terms of new share issue (prior to 2004)	-1,843	-2,051	-56,527
Less cash and cash equivalents in acquired group companies	-1,024	-223	-900

Net cash outflow (+)/inflow (-) from acquired group companies	5,673	2,116	-900
Purchase consideration for other acquisitions	496	72	537

Total cash outflow (+)/inflow (-) from acquisitions	6,169	2,188	-363

        See note "Acquisition of Orange Denmark and Eesti Telekom" for more information on significant transactions in 2004. The fair value of assets divested and liabilities transferred in subsidiaries and the total cash flow from divestitures were broken down as follows.

	January-December
SEK in millions
	2004	2003	2002
Intangible fixed assets	1,747	2,067	—
Tangible fixed assets	187	1,154	2
Financial fixed assets, accounts receivable, inventories etc.	5,618	509	3
Cash and cash equivalents	276	82	32
Provisions	-14	-108	-0
Long-term liabilities	-20	-229	—
Current liabilities	-6,278	-806	-19

Total sales consideration	1,516	2,669	18
Less cash and cash equivalents in divested group companies	-276	-82	-32
Repayment of loans in group companies divested	5,046	375	1

Net cash inflow from divested group companies	6,286	2,962	-13
Sales consideration for other divestitures	509	940	1,284

Total cash inflow from divestitures	6,795	3,902	1,271

Cash and cash equivalents

        Investments with maturities up to and including three months are combined with Cash and bank to produce the item Cash and cash equivalents, as follows.

	December 31,
SEK in millions
	2004	2003	2002
Investments	11,702	8,380	2,634
Cash and bank	5,543	3,689	2,831

Cash and cash equivalents	17,245	12,069	5,465

Non-cash transactions

Vehicles

        TeliaSonera leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the year entailed non-cash investments of SEK 54 million.

Infrastructure/capacity swaps

        Within the international carrier operations, swap contracts for infrastructure and capacity are signed with other carriers. Until both parties have fulfilled all deliveries as agreed, the value provided may differ from the value received. As of December 31, 2004, no such unbalance was recognized.

Other cash flow information

        Cash flow before financing activities and cash/non-cash effects of restructuring programs are broken down by business segment as follows.

	January-December 2004
Business segment	Cash flow before financing activities (SEK in millions)	Cash/non-cash effects of restructuring programs (see corresponding sections in note "Restructuring Costs")
Sweden	13,081	Redundancies in the Swedish, Finnish and Lithuanian operations, Streamlining the core business
Finland	4,032	Redundancies in the Swedish, Finnish and Lithuanian operations
Norway	1,208	—
Denmark	-5,415	Implementation of integration synergies in the Danish mobile operations, New focus for the Danish fixed network operations
Baltic countries	2,982	—
Eurasia	863	—
Russia	-15	—
Turkey	177	—
International Carrier	-1,059	Implementation of post-merger integration synergies in the international carrier operations, Strategic refocusing of the international carrier operations
Holding	3,896	—
Corporate	-3,338	—

Total	16,412

        Investments by class of asset, changes in net interest-bearing liabilities and changes in capital employed and operating capital over the last nine-year period were as follows.

Investments by class of asset
	January-December
SEK in millions
	2004	2003	2002	2001	2000	1999	1998	1997	1996
CAPEX	10,356	9,373	14,345	17,713	16,580	7,701	7,663	9,637	8,304
Other intangible assets	752	850	5,119	1,316	509	373	248	233	317
Real estate properties	103	196	237	269	552	53	370	1,478	477
Machinery and equipment	9,501	8,327	8,989	16,128	15,519	7,275	7,045	7,926	7,510
Mobile networks	3,933	2,884	2,336	2,124	1,411	1,166	1,273	1,360	1,188
Fixed networks	3,485	2,961	4,527	7,022	4,115	3,364	2,158	3,023	3,367
Other machinery and equipment	2,083	2,482	2,126	6,982	9,993	2,745	3,614	3,543	2,955
Acquisitions	10,364	2,745	40,093	3,022	31,162	4,444	4,075	1,227	2,704
Goodwill and fair value adjustments	9,785	2,413	30,929	448	22,893	335	223	50	740
Shares and participations	579	332	9,164	2,574	8,269	4,109	3,852	1,177	1,964

Total	20,720	12,118	54,438	20,735	47,742	12,145	11,738	10,864	11,008

        Investments are broken down by business segments in note "Business Segments."

Change in net interest-bearing liability
	December 31,
SEK in millions
	2004	2003	2002	2001	2000	1999	1998	1997	1996
Opening balance	8,847	25,034	10,661	20,235	7,527	6,767	14,609	13,534	12,065
Increase (+)/Decrease (-) in long-term loans	-12,925	-6,257	6,931	4,317	11,753	2,632	-591	2,658	2,404
Increase (+)/Decrease (-) in short-term loans	7,046	-7,921	8,677	-9,235	6,232	-128	-669	2,318	2,920
Increase (-)/Decrease (+) in short-term investments	-3,412	-4,832	3,776	-7,424	1,086	-1,062	315	-345	586
Increase (-)/Decrease (+) in cash and bank	-1,854	-858	-1,313	-166	-839	-32	561	-87	-371

Change in net debt	-11,145	-19,868	18,071	-12,508	18,232	1,410	-384	4,544	5,539
Increase (-)/Decrease (+) in interest-bearing receivables	6,561	3,383	-1,564	4,101	-5,803	-2,163	-2,258	-298	-426

Change in net borrowings	-4,584	-16,485	16,507	-8,407	12,429	-753	-2,642	4,246	5,113
Increase (+)/Decrease (-) in pension provisions	-522	298	-2,134	-1,167	279	1,513	-5,200	-3,171	-3,644

Change in net interest-bearing liability	-5,106	-16,187	14,373	-9,574	12,708	760	-7,842	1,075	1,469

Closing balance	3,741	8,847	25,034	10,661	20,235	7,527	6,767	14,609	13,534

Capital employed and operating capital
	December 31,
SEK in millions
	2004	2003	2002	2001	2000	1999	1998	1997	1996
Fixed assets	153,145	153,042	172,812	94,914	91,340	53,487	49,198	49,471	47,399
Current assets	39,873	37,018	33,844	33,277	31,375	23,117	18,080	16,439	15,116
Non-interest-bearing liabilities	-25,828	-28,375	-29,569	-25,871	-21,014	-16,956	-16,436	-13,042	-13,901
Non-interest-bearing provisions	-13,402	-14,775	-18,182	-10,749	-7,826	-7,242	-6,002	-5,329	-4,042
Non-interest-bearing financing	-39,230	-43,150	-47,751	-36,620	-28,840	-24,198	-22,438	-18,371	-17,943
Dividend (for 2004 as proposed by the Board)	-5,610	-4,675	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152

Total capital employed	148,178	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Shareholders' equity	121,656	112,393	108,829	59,885	55,988	32,893	29,344	25,487	24,413
Less dividend (for 2004 as proposed by the Board)	-5,610	-4,675	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152
Minority capital	7,457	3,441	5,120	204	320	210	210	306	218
Long-term interest-bearing liabilities	12,942	25,867	32,124	25,193	20,876	9,123	6,491	7,082	4,424
Current interest-bearing liabilities	11,733	4,687	12,608	3,931	13,166	6,934	7,062	7,731	5,413
Provisions for pensions	—	522	224	2,358	3,525	3,246	1,733	6,933	10,104
External financing	24,675	31,076	44,956	31,482	37,567	19,303	15,286	21,746	19,941

Total financing	148,178	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Interest-bearing financial fixed assets	-2,448	-6,112	-8,419	-7,510	-4,968	-5,563	-5,561	-4,401	-4,058
Interest-bearing current assets	-18,486	-16,117	-11,503	-13,311	-12,364	-6,213	-2,958	-2,736	-2,349

Operating capital	127,244	120,006	137,113	70,150	75,042	39,160	34,921	39,192	37,013

        Operating capital is broken down by business segments in note "Business Segments."

33.    Business Segments

Profit Center breakdown

        The Group's operations are managed and reported primarily by country-based Profit Centers (PC). PC consolidation is based on the same principles as for the Group as a whole. Inter-segment transactions are based on commercial terms. Minor organizational adjustments were carried out in 2004, with operations shifted between PCs. Comparative years have been restated in order to reflect current Group management and reporting.

        The geographic PCs have full profit responsibility for their business and are responsible for all operations, including marketing, sales, product and service development as well as production and network operations. The PCs make autonomous operational decisions within the framework of centrally established corporate policies and road maps.

        PC International Carrier is responsible for TeliaSonera's operations on the international carrier market. In 2004 and 2002, the carrying value of International Carrier was written down by SEK 3,263 million and SEK 6,131 million, respectively (for 2002, see also note "Restructuring Costs"). In 2002, the carrying value of assets related to the Danish fixed network operations was written down and discarded by SEK 3,033 million (see also note "Restructuring Costs").

        TeliaSonera Holding is responsible for the Group's non-core/non-strategic operations. The operations in Holding are being gradually divested through sales or closing-down of operations. Corporate comprises Corporate Head Office, including the two operational units Marketing, Products and Services, and Networks and Technology, which acts on behalf of the CEO by making corporate policies, by coordinating TeliaSonera group matters and by exercising a strong central control to exploit scale advantages and synergies. Corporate also includes eliminations of inter-segment transfers and similar items.

        Besides net sales and operating income, principal segment control and reporting concepts are EBITDA excluding non-recurring items and operating capital, respectively (see definitions to "Ten-Year Summary" and section "Reconciliation of EBITDA Excluding Non-recurring Items to Operating Income" below). No income statement items below operating income have been allocated to reportable segments.

	January-December 2004 or December 31, 2004
SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	International Carrier	Holding	Corporate	Group
Net sales	40,448	18,267	6,299	4,495	5,868	4,084	—	—	3,952	1,470	-2,946	81,937
External net sales	39,667	17,898	6,142	4,389	5,810	4,082	—	—	2,702	1,285	-38	81,937
EBITDA excluding non-recurring items	16,730	6,663	2,059	414	2,795	2,321	0	1	167	-5	-949	30,196
Non-recurring items	645	-35	—	-142	—	—	—	—	-344	521	0	645
EBITDA	17,375	6,628	2,059	272	2,795	2,321	0	1	-177	516	-949	30,841
Depreciation, amortization and write-downs	-4,693	-3,350	-876	-1,181	-1,490	-518	—	—	-3,465	-51	28	-15,596
Income from associated companies	14	0	—	0	494	—	653	972	—	1,413	2	3,548
Operating income/loss	12,696	3,278	1,183	-909	1,799	1,803	653	973	-3,642	1,878	-919	18,793
Operating capital	20,530	43,192	23,075	6,593	16,542	4,790	3,376	13,029	-1,993	1,106	-2,996	127,244
of which Segment assets	34,432	46,690	24,601	9,838	17,301	5,435	3,385	13,030	3,020	3,687	10,665	172,084
of which Segment liabilities	-13,902	-3,498	-1,526	-3,245	-759	-645	-9	-1	-5,013	-2,581	-13,661	-44,840
Equity participation in associated companies	518	43	—	4	541	—	3,380	13,010	—	2,117	0	19,613
Investments	4,087	2,522	866	4,867	5,932	1,710	—	—	169	560	7	20,720
of which CAPEX	3,974	2,375	866	485	717	1,710	—	—	169	43	17	10,356
Number of employees	11,256	6,795	709	1,730	6,222	1,272	1	3	526	288	280	29,082
Average number of full-time employees	10,346	6,427	713	1,150	4,271	1,136	1	3	539	507	288	25,381

	January-December 2003 or December 31, 2003 (restated)
SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	International Carrier	Holding	Corporate	Group
Net sales	42,601	17,697	6,081	3,278	5,881	2,742	—	—	4,892	2,586	-3,333	82,425
External net sales	41,607	17,324	6,011	3,188	5,823	2,740	—	—	3,589	2,220	-77	82,425
EBITDA excluding non-recurring items	17,723	6,738	2,499	70	2,846	1,490	0	1	144	118	-929	30,700
Non-recurring items	-341	-71	0	0	-50	0	—	—	93	1,703	1	1,335
EBITDA	17,382	6,667	2,499	70	2,796	1,490	0	1	237	1,821	-928	32,035
Depreciation, amortization and write-downs	-6,484	-4,757	-2,076	-619	-2,181	-601	—	—	-496	-523	30	-17,707
Income/Loss from associated companies	-6	70	0	-12	379	0	509	618	0	-1,176	—	382
Operating income/loss	10,892	1,980	423	-561	994	889	509	619	-259	122	-898	14,710
Operating capital	20,656	44,023	22,852	2,368	12,789	3,924	2,890	12,208	714	-493	-1,925	120,006
of which Segment assets	34,245	47,875	24,131	4,178	13,366	4,441	2,899	12,208	7,040	3,360	14,088	167,831
of which Segment liabilities	-13,589	-3,852	-1,279	-1,810	-577	-517	-9	0	-6,326	-3,853	-16,013	-47,825
Equity participation in associated companies	492	45	0	2	2,999	0	3,028	12,208	0	1,626	1	20,401
Investments	3,105	4,506	861	391	1,401	1,077	—	—	239	479	59	12,118
of which CAPEX	3,105	2,635	861	391	797	1,027	—	—	239	261	57	9,373
Number of employees	10,948	6,661	722	1,030	4,741	1,024	1	3	555	711	298	26,694
Average number of full-time employees	10,476	5,984	718	1,014	5,011	962	1	3	658	1,098	263	26,188
	January-December 2002 or December 31, 2002 (restated)
SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	International Carrier	Holding	Corporate	Group
Net sales	43,822	1,461	5,537	2,783	578	211	2	—	5,306	2,989	-3,206	59,483
External net sales	41,912	1,443	5,482	2,593	576	211	0	—	4,331	2,927	8	59,483
EBITDA excluding non-recurring items	15,910	502	2,129	-1,309	207	118	0	0	-1,285	-114	-466	15,692
Non-recurring items	-919	-136	4	-540	—	3	0	—	-4,818	123	12	-6,271
EBITDA	14,991	366	2,133	-1,849	207	121	0	0	-6,103	9	-454	9,421
Depreciation, amortization and write-downs	-6,942	-405	-2,170	-3,911	-196	-33	0	—	-5,957	-1,228	-2	-20,844
Income/Loss from associated companies	-4	-31	—	-4	218	—	51	115	—	183	—	528
Operating income/loss	8,045	-70	-37	-5,764	229	88	51	115	-12,060	-1,036	-456	-10,895
Operating capital	24,925	44,559	27,799	2,315	14,844	4,070	3,143	12,174	-459	2,673	1,070	137,113
of which Segment assets	35,828	49,826	29,197	4,774	15,373	4,659	3,155	12,174	8,346	8,029	15,373	186,734
of which Segment liabilities	-10,903	-5,267	-1,398	-2,459	-529	-589	-12	0	-8,805	-5,356	-14,303	-49,621
Equity participation in associated companies	498	106	—	3	3,456	—	3,152	12,174	—	3,638	—	23,027
Investments	4,927	30,741	1,100	957	4,224	75	1,531	8,891	1,032	942	18	54,438
of which CAPEX	4,663	5,265	1,094	953	693	74	—	0	1,032	553	18	14,345
Number of employees	11,521	6,235	734	1,105	5,691	879	1	3	914	1,863	227	29,173
Average number of full-time employees	11,521	601	724	1,202	519	30	2	0	769	1,682	227	17,277

Product area breakdown

        The Group's operations are reported secondarily by product area. Consolidation by product area is based on the same principles as for the Group as a whole.

        Fixed Communications include Internet and data services and equipment sales. Other includes non-core/non-strategic operations and Corporate as well as eliminations of inter-segment transfers and similar items.

	January-December or December 31,
	2004				2003 (restated)				2002 (restated)
SEK in millions	Mobile Com- muni- cations	Fixed Com- muni- cations	Other	Group	Mobile Com- muni- cations	Fixed Com- muni- cations	Other	Group	Mobile Com- muni- cations	Fixed Com- muni- cations	Other	Group
External net sales	38,199	42,491	1,247	81,937	35,889	44,114	2,422	82,425	18,333	37,946	3,204	59,483
Depreciation, amortization and write-downs	-5,312	-10,262	-22	-15,596	-7,477	-9,718	-512	-17,707	-4,026	-15,571	-1,247	-20,844
Income/Loss from associated companies	1,820	315	1,413	3,548	975	587	-1,180	382	433	-88	183	528
Operating income/loss	12,973	4,863	957	18,793	9,905	5,577	-772	14,710	3,932	-13,349	-1,478	-10,895
Operating capital	85,683	47,758	-6,197	127,244	88,342	34,045	-2,381	120,006	89,305	44,047	3,761	137,113
of which Segment assets	97,201	71,843	3,040	172,084	98,237	52,098	17,496	167,831	99,028	64,195	23,516	186,739
of which Segment liabilities	-11,518	-24,085	-9,237	-44,840	-9,895	-18,053	-19,877	-47,825	-9,723	-20,148	-19,755	-49,626
Equity participation in associated companies	16,936	560	2,117	19,613	19,608	-834	1,627	20,401	17,486	1,903	3,638	23,027
Investments	8,524	11,617	579	20,720	5,149	6,425	544	12,118	38,381	15,081	976	54,438
of which CAPEX	5,104	5,190	62	10,356	4,088	4,960	325	9,373	6,418	7,340	587	14,345
Number of employees	10,808	17,706	568	29,082	9,022	16,371	1,301	26,694	8,795	17,996	2,382	29,173
Average number of full-time employees	9,191	15,395	795	25,381	8,478	16,005	1,705	26,188	3,453	11,630	2,194	17,277

Reconciliation of EBITDA excluding non-recurring items to operating income

        TeliaSonera's management uses "EBITDA excluding non-recurring items" as one of the principal measures for monitoring profitability in segment reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, EBITDA excluding non-recurring items is presented to enhance the understanding of TeliaSonera's historical operating performance.

        EBITDA equals operating income before depreciation, amortization and write-downs and excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs, and non-capitalized expenses in conjunction with the merger with Sonera in 2002. Effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar items that represent more than SEK 100 million on an individual basis, are considered to be reported as non-recurring items. Comparative figures for 2002 have not been restated. When calculating EBITDA excluding non-recurring items, management does not exclude items that are part of the underlying business operations, even though such items may not recur in the near future.

        EBITDA excluding non-recurring items, however, should not be considered as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items is not a measure of consolidated financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA excluding non-recurring items is not meant to be predictive of potential future results.

        For illustrative purposes, the following table sets forth the relationship between operating income, EBITDA and EBITDA excluding non-recurring items.

	January-December
SEK in millions
	2004	2003	2002
EBITDA excluding non-recurring items	30,196	30,700	15,692
Non-recurring items	645	1,335	-6,271

EBITDA	30,841	32,035	9,421
Depreciation, amortization and write-downs (Note 10)	-15,596	-17,707	-20,844
Income from associated companies (Note 11)	3,548	382	528

Operating income/loss	18,793	14,710	-10,895

        The following table sets forth non-recurring items.

	January-December
SEK in millions
	2004	2003	2002
Restructuring charges and implementation costs to gain merger synergies	-617	-368	-5,924
Transaction expenses related to the merger with Sonera	—	—	-13
Certain pension-related items	741	—	-248
Net capital gains/losses (excluding associated companies)	521	1,703	-86

Total	645	1,335	-6,271

        Restructuring charges and implementation costs to gain merger synergies are excluding depreciation, amortization and write-downs of intangible and tangible assets but include reversals of provisions and foreign exchange rate effects.

        EBITDA excluding non-recurring items, non-recurring items, EBITDA and operating income are broken down by geographical business segments in section "Profit Center breakdown" above.

34.    Human Resources

Employees, salaries, and social security expenses

        Acquired operations in 2004 added 3,078 employees, of which 734 in Orange Denmark and 1,957 due to Eesti Telekom becoming a subsidiary at year-end. At the same time, divestitures and streamlining efforts resulted in a decrease of the number of employees by 418 and 272, respectively, totaling 690. Hence, the net change during 2004 was an increase by 2,388 employees to 29,082 (26,694) at year-end.

        The breakdown by business segment is presented in note "Business Segments." The number of employees net increased by 700 in Profit Center Denmark and by 1,481 in the Baltic countries. In TeliaSonera Holding, the number of employees net decreased by 423, while the other reportable segments in total reported an increase by 630 employees year on year.

        The average number of full-time employees was as follows.

	January-December
	2004		2003		2002
Country	Total	of which men	Total	of which men	Total	of which men
Sweden	10,948	5,933	11,321	6,211	12,593	6,679
Finland	6,750	3,666	6,408	4,103	1,142	647
Norway	718	486	738	496	746	499
Denmark	1,160	614	1,048	679	1,251	838
Lithuania	3,672	2,060	4,386	2,459	445	265
Latvia	632	369	632	377	143	94
Estonia	38	34	48	39	3	2
Kazakhstan	401	196	300	123	9	5
Azerbaijan	382	206	351	177	11	6
Georgia	159	83	154	79	5	3
Moldova	185	91	149	68	5	3
Russia	79	32	89	53	75	53
United Kingdom	52	35	96	55	170	104
Germany	45	32	66	48	68	55
United States	32	29	53	39	81	68
Sri Lanka	—	—	198	160	383	313
Other countries	128	88	151	86	147	97

Total	25,381	13,954	26,188	15,252	17,277	9,731

        The Swedish operations were conducted virtually throughout the country, and operations outside Sweden in 26, 28 and 30 countries during the years 2004, 2003 and 2002, respectively.

        The number of female and male Group senior executives was as follows. Senior executives include ordinary members of boards of directors, presidents and those on executive management teams at the corporate level, profit center level and company level.

	December 31,
	2004		2003		2002
Number	Boards of Directors	Other senior executives	Boards of Directors	Other senior executives	Boards of Directors	Other senior executives
Women	54	30	50	34	39	34
Men	219	116	224	124	217	115

        The data for 2002 refer to those companies included in the Group on December 31, 2003.

        Absence due to illness, as a percentage of ordinary work hours excluding leave time and vacation, was distributed as follows in the Group's Swedish units.

	January-December
Percent
	2004	2003
Total absence due to illness	6.3	6.3
Absence due to illness that concerns a period of 60 consecutive days or longer	4.5	4.2
Total absence due to illness, men	3.4	3.3
Total absence due to illness, women	9.8	9.7
Total absence due to illness, employees 29 years of age and younger	4.5	5.6
Total absence due to illness, employees 30-49 years of age	5.6	5.5
Total absence due to illness, employees 50 years of age and older	7.3	7.4

        Salaries and other remuneration for the Group, along with social security expenses, were as follows.

	January-December
SEK in millions
	2004	2003	2002
Salaries and other remuneration	8,674	8,460	6,732
Social security expenses
Employer's social security contributions	1,902	1,950	1,804
Pension expenses	347	1,220	934
Contractual pensions for early retirement	94	186	37

Total social security expenses	2,343	3,356	2,775

Total	11,017	11,816	9,507

        Pension expenses for all boards of directors and presidents in the TeliaSonera Group totaled SEK 17 million, SEK 23 million and SEK 39 million for the years 2004, 2003 and 2002, respectively. No pension expenses were recorded for external board members of the parent company TeliaSonera AB.

        Salaries and other remuneration were divided between boards of directors and presidents and other employees as follows. Variable salary was expensed in the respective year, but settled in cash in the following year.

	January-December
SEK in millions	2004			2003			2002
Country	Boards and Presidents (of which variable salary)		Other employees	Boards and Presidents (of which variable salary)		Other employees	Boards and Presidents (of which variable salary)		Other employees
Sweden	28	(5)	4,467	40	(10)	4,576	76	(19)	4,766
Finland	40	(3)	2,461	31	(11)	2,125	9	(3)	379
Norway	4	(1)	366	3	(1)	417	7	(2)	456
Denmark	17	(4)	566	4	(1)	437	9	(1)	591
Lithuania	13	(2)	311	11	(2)	329	1	(0)	38
Latvia	6	(0)	88	2	(0)	98	0	(0)	20
Estonia	0	(0)	5	0	(0)	6	0	(0)	0
Kazakhstan	2	(0)	28	1	(0)	19	0	(0)	2
Azerbaijan	4	(0)	35	1	(0)	37	0	(0)	3
Georgia	0	(0)	7	0	(0)	7	0	(0)	0
Moldova	1	(0)	9	1	(0)	7	0	(0)	0
Russia	0	(0)	19	0	(0)	17	0	(0)	11
United Kingdom	0	(0)	43	3	(0)	96	3	(1)	113
Germany	2	(0)	27	2	(0)	8	0	(0)	43
United States	2	(0)	28	2	(0)	49	7	(1)	80
Sri Lanka	—		—	1	(0)	11	0	(0)	28
Other countries	5	(1)	90	6	(0)	113	6	(0)	84

Total	124	(16)	8,550	108	(25)	8,352	118	(27)	6,614

Remuneration to corporate officers

Principles

        As resolved by the Annual General Meeting, remuneration is paid to the chairman of the Board and directors in the amount of SEK 750,000 per year to the chairman, SEK 550,000 per year to the vice chairman and SEK 400,000 per year to each of the other directors, elected by the Annual General Meeting. In addition, remuneration is paid to the chairman of the Board's Audit Committee in the amount of SEK 75,000 per year and SEK 50,000 per year to each of the other members of the Audit Committee. No separate remuneration is paid to directors for other committee work. Directors appointed as employee representatives are not remunerated.

        Remuneration to the Chief Executive Officer (CEO), the Executive Vice President and other members of Executive Management consists of a base salary, certain taxable benefits, variable salary, and pension benefits. Employee stock options have been allotted to other members of Executive Management on terms equal to those applicable to other employees. "Other members of Executive Management" refers to the six individuals who are directly reporting to the CEO and which, along with the CEO and the Executive Vice President, constituted TeliaSonera Executive Management on December 31, 2004.

        Variable salary to the CEO and to the Executive Vice President is capped at an amount equal to 50 percent and 35 percent of the base salary, respectively. For other members of Executive Management, the variable salary is capped at 35 percent of the base salary. Variable salary is based on the financial performance of the group, financial performance in each officer's area of responsibility and individual performance objectives.

        In addition to general employment benefits, TeliaSonera offers the following benefits to members of Executive Management employed in Sweden: health insurance (including coverage for the spouse of an employee), an annual medical examination, a telephone subscription for private use free of charge and the choice of the following: use of a company car, domestic service or a salary increase of an equivalent amount. All benefits, except for health insurance for the employee and the annual medical examination, are treated as taxable income in Sweden. One other member of Executive Management employed in Finland has standard local benefits provided to other TeliaSonera Finland managers.

        Pension benefits, stock options and other benefits to the CEO, the Executive Vice President and other members of Executive Management as described above form part of each individual's total remuneration package.

Remuneration and other benefits during the year

SEK	Board remuneration/ Base salary	Variable salary	Other benefits	Pension expense	Financial instruments	Other remuneration	Total
Chairman of the Board	696,254	—	—	—	—	—	696,254
Chief Executive Officer	6,240,000	2,215,000	196,329	5,194,822	—	—	13,846,151
Executive Vice President	3,201,670	844,900	113,130	1,606,695	—	—	5,766,395
Other members of Executive Management (six individuals)	16,166,563	4,069,442	2,133,394	10,520,167	—	—	32,889,566

Total	26,304,487	7,129,342	2,442,853	17,321,684	—	—	53,198,366

        Comments on the table:

  •
  Board remuneration to the Chairman includes remuneration for Audit Committee work amounting to SEK 33,752.

  •
  Base salary in 2005 amounts to SEK 6,490,000 (+4 percent) for the CEO, SEK 3,570,000 (+11.5 percent) for the Executive Vice President (the increase is mainly a result of Kim Ignatius' appointment to Executive Vice President from August 2004) and SEK 16,704,363 (+3.3 percent) for other members of Executive Management.

  •
  Variable salary was expensed in 2004, but will be settled in cash in 2005. Actual variable salary for 2004 corresponds to approximately 35 percent of the base salary for the CEO, to approximately 25 percent for the Executive Vice President and for other members of Executive Management to 19-27 percent of the base salary. Variable salary with respect to performance in

    2003 was paid in 2004 to the CEO in an amount of SEK 3,000,000, to the Executive Vice President in an amount of SEK 913,500 and to other members of Executive Management in an amount equivalent to SEK 3,692,048.

  •
  Other benefits refer chiefly to company car benefit but also to a number of other taxable items. For one other member of Executive Management other benefits include receiving SEK 600,000 for expenses in relation to relocating to Sweden.

  •
  Pension expense refers mainly to defined benefit pension plans and to the expense that affected earnings for the year. See below for further disclosures concerning the terms and conditions of pensions.

Stock options

        In exchange for Sonera warrants, one Finnish other member of Executive Management was granted TeliaSonera warrants in connection with the merger and, as of December 31, 2004, held 117,500 warrants of series 2002/2005:A. The warrants are exercisable between June 1, 2001 and June 30, 2005. The exercise price is set to SEK 70.62 per share.

        Two of the Swedish other members of Executive Management employed in 2001 were each allotted 1,000 employee stock options in the 2001 option program on terms equal to those applicable to other employees of the Group. The options are exercisable between May 31, 2003 and May 31, 2005. The exercise price is set to SEK 69 per share.

        There was no additional option program during 2004.

Pensions

        The age of retirement for the CEO is 60. Pension benefits between age 60 and 65 shall equal 70 percent of pensionable salary. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits for that part of salary exceeding 20 income base amounts, so that the total pension equals 50 percent of the pensionable salary. Pensionable salary equals the base salary. All pension benefits are unassailable, i.e., are not subject to conditions concerning future employment.

        The age of retirement for the Executive Vice President is 60. Pension benefits between age 60 and 65 shall equal 70 percent of pensionable salary. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits, amounting to 32.5 percent of the pensionable salary, for that part of salary exceeding 20 income base amounts. Pensionable salary equals the base salary. All pension benefits are unassailable, i.e. are not subject to conditions concerning future employment.

        The age of retirement for other members of Executive Management employed in Sweden varies between 60 and 62. Pension benefits between age 60 (62) and 65 shall equal 70 percent of pensionable salary, except in one case were pension benefits equal 43 percent of pensionable salary. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits, amounting to 32.5 percent of the pensionable salary, for that part of salary exceeding 20 income base amounts. Pensionable salary includes base salary and variable salary for those employed prior to July 1, 2002. For those employed after that date the pensionable salary equals the base salary. All pension benefits are unassailable, i.e. are not subject to conditions concerning future employment.

        The age of retirement for one other member of Executive Management employed in Finland is 60. Pension benefits between age 60 and 65 equal 60 percent of the pensionable salary, which includes variable salary. Pension benefits after age 65 is paid according to the statutory TEL pension plan.

Severance pay

        The contract between the company and the CEO requires both parties to provide six months' notice of resignation or termination of employment. Upon termination by the company, the CEO shall be entitled to severance pay equal to his monthly base salary for a period of 24 months. Other income shall be deducted from the severance amount. If the CEO resigns his position, he shall not be entitled to severance pay.

        The contract between the company and the Executive Vice President as well as other members of Executive Management, requires a period of notice of six months from the employee and 12 months from the company with respect to resignation or termination of employment. Upon termination by the company, the employee shall be entitled to severance pay equal to the monthly base salary for a period of 12 months. Other income shall be deducted against the salary during the notice period and against the severance amount. If the employee resigns his or her position, he or she shall not be entitled to severance pay.

Planning and decision process

        Remuneration to the CEO is decided by the Board of Directors based on the recommendation of the Remuneration Committee.

        Remuneration to other members of Executive Management is decided by the CEO in consultation with the Remuneration Committee.

Stock-based compensation

General

        At General Meetings of shareholders of TeliaSonera AB, a number of stock option schemes have been adopted. Under current IFRS, TeliaSonera has not recorded an expense with respect to these option schemes. The option schemes are described below, together with pro forma information regarding net income and earnings per share, determined as if TeliaSonera had accounted for its stock options at fair value.

        Summarized information about warrants outstanding as of December 31, 2004 by exercise price is as follows. On the last trading day of the year, December 30, 2004, the closing price for the TeliaSonera share on the Stockholm Stock Exchange was SEK 39.80.

	Outstanding		Of which exercisable
Exercise price per share (SEK)	Number of warrants	Remaining contractual life in years	Number of warrants	Remaining contractual life in years
69.00	11,925,000	0.42	11,925,000	0.42
70.62	5,956,650	0.50	5,956,650	0.50

        The fair value for these options has been estimated at the date of grant using a Black-Scholes option-pricing model. The estimated fair value of the options is amortized to expense over the options' vesting period. TeliaSonera's aggregate pro forma information is as follows.

SEK in millions	2004	2003	2002
Reported net income/loss	12,964	9,080	-8,067
Less: Compensation expense	—	-18	-121

Pro forma net income/loss	12,964	9,062	-8,188
Pro forma basic and diluted earnings/loss per share (SEK)	2.77	1.94	-2.62

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

        If fully exercised, options outstanding as of December 31, 2004 in the 2001 ESOP will entail an increase in share capital of approximately SEK 38 million, equal to a 0.2 percent increase in the number of shares.

        The fair value of these options, estimated at the date of grant, was SEK 273 million. The fair value was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions. No new options were granted in 2004 and 2003.

	2002	2001
Fair market value of underlying share (SEK)	45.60	62.00
Expected volatility of underlying share (%)	50.0	47.3
Expected dividend yield (%)	0.4	0.3
Risk-free interest rate for expected term (%)	4.59	4.24
Expected life of options (years)	2.4	3.0

        For the years ended December 31, 2003, 2002 and 2001, compensation costs amortized over the vesting period amounted to SEK 18 million, SEK 121 million and SEK 91 million, respectively, totaling SEK 230 million. Due to forfeitures and all options being fully vested, no compensation cost has been incurred in 2004.

        A summary of the 2001 stock option activity and related information for the years ended December 31, 2004, 2003 and 2002 is presented below.

	Number of options	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Options outstanding at December 31, 2001	15,300,000	69
Granted (exercise price higher than the share market price)	592,000	69	9.02
Forfeited	-1,590,000	69
Options outstanding at December 31, 2002	14,302,000	69
Forfeited	-1,752,000	69
Options outstanding at December 31, 2003	12,550,000	69
Forfeited	-625,000	69
Options outstanding at December 31, 2004	11,925,000	69
Options exercisable at December 31, 2001 and 2002	—	—
2003	12,550,000	69
2004	11,925,000	69

        The exercise price for options outstanding as of December 31, 2004 was SEK 69. The weighted-average remaining contractual life of those options is 0.42 years.

2002 stock option scheme—series 2002/2005:A-B

        On November 4, 2002, the extraordinary General Meeting of TeliaSonera AB (then Telia AB) adopted a resolution to issue a maximum of 7,500,000 warrants of series 2002/2005:A and a maximum of 5,846,847 of series 2002/2005:B warrants in exchange for Sonera Oyj warrants of series 1999A and

1999B, respectively. Information on the number of warrants etc. under the 2002/2005 option scheme is as follows.

	Number of warrants
Series	Issued in the merger exchange offer	Issued in the merger redemption offer	Exercise price per share (SEK)	Subscription period
2002/2005:A	5,798,880	157,870	70.62	June 1, 2001—June 30, 2005
2002/2005:B	5,145,708	132,082	132.82	June 1, 2003—June 30, 2005
Total	10,944,588	289,952

        Each warrant entitles the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. The exercise price as well as the number of new shares that each warrant entitles to subscribe for may be recalculated as a consequence of share issues, cash dividends, etc.

        Series A warrants are exercisable. On December 9, 2002, series A warrants were listed on the Helsinki Exchanges, and an employee can sell these warrants on the stock exchange, at a price determined by public quotes. However, option holders may exercise their options no later than June 30, 2005. In 2004 and 2003, according to the said terms, the exercise price of the series A warrants was adjusted by the 2003 and 2002 cash dividend per share, respectively.

        The subscription rights could be exercised with series B warrants provided that Sonera's cumulative earnings per share (under Finnish GAAP) during January 1, 1999 through December 31, 2002 was at least EUR 1.66 and that Sonera's operating profit in relation to net sales (under Finnish GAAP) was at least 15 percent, on the average, during the same period; and finally that the employee did not leave Sonera before June 1, 2003 (for other than retirement or death). For Sonera's top management, exercise of the series B warrants was also contingent upon Sonera's share price development exceeding the reference index for a peer group of companies. In May 2003, the Board of Directors of TeliaSonera concluded that the subscription criteria were not reached and consequently decided to cancel all warrants of series 2002/2005:B.

        If fully exercised, warrants outstanding as of December 31, 2004 in the 2002/2005 series A option scheme will entail an increase in share capital of approximately SEK 29 million, equal to a 0.2 percent increase in the number of shares.

        The fair value, in total SEK 49.4 million, of all 10,944,588 warrants issued in the exchange offer was recognized in 2002 as part of the purchase price for the merger. The fair value, in total SEK 0.7 million, of all 289,952 warrants issued in the mandatory redemption offer, was recognized as part of the completed purchase price calculation recorded in 2003. The assumptions used in calculating the fair value of the 2002/2005 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used in calculating the fair value were as follows. No new options were granted in 2004.

	2003	2002
Fair market value of underlying share (SEK)	29.50	34.70
Expected volatility of underlying share (%)	50.0	50.0
Expected dividend yield (SEK)	0.74	0.73
Risk-free interest rate for expected term (%)	5.5	5.5
Expected life of warrants (years)	2.39	2.58

        A summary of the series 2002/2005 option schemes as of and changes in the years ended December 31, 2004, 2003 and 2002 is presented below.

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2005:A
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	5,798,880	72.02	6.78
Warrants outstanding on December 31, 2002	5,798,880	72.02
Granted (exercise price higher than the share market price)	157,870	72.02	3.77
Forfeited	-100	—
Warrants outstanding on December 31, 2003	5,956,650	71.62
Warrants outstanding on December 31, 2004	5,956,650	70.62
Warrants exercisable on December 31,
2002	5,798,880	72.02
2003	5,956,650	71.62
2004	5,956,650	70.62
Series 2002/2005:B
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	5,145,708	132.82	1.96
Warrants outstanding on December 31, 2002	5,145,708	132.82
Granted (exercise price higher than the share market price)	132,082	132.82	0.87
Cancelled	-5,277,790	—
Warrants outstanding on December 31, 2003	—	—
Warrants exercisable on December 31, 2002 and 2003	—	—

2002 stock option scheme—series 2002/2008:A-F and 2002/2010:A-F

        On November 4, 2002, the extraordinary General Meeting of TeliaSonera AB (then Telia AB) adopted a resolution to issue a maximum of 11,456,200 warrants of series 2002/2008:A-F and a maximum of 6,417,272 warrants of series 2002/2010:A-F in exchange for Sonera warrants of series 2000/A1-C2 and 2000/A3-C4. Detailed information on the warrants outstanding under the 2002/2008 and the 2002/2010 option schemes is as follows.

Number of warrants
Series	Issued in the merger exchange offer	Issued in the merger redemption offer	Exercise price per share (SEK)	Subscription period
2002/2008:A	2,433,350	73,800	347.38	November 2, 2002—May 31, 2008
2002/2008:B	2,433,350	73,800	347.38	May 2, 2003—May 31, 2008
2002/2008:C	4,866,700	147,600	347.38	May 2, 2004—May 31, 2008
2002/2008:D	30,600	3,600	108.17	November 2, 2002—May 31, 2008
2002/2008:E	30,600	3,600	108.17	May 2, 2003—May 31, 2008
2002/2008:F	61,200	7,200	108.17	May 2, 2004—May 31, 2008
2002/2010:A	915,146	2,501	49.09	November 2, 2002—May 31, 2010
2002/2010:B	915,146	2,501	49.09	May 2, 2003—May 31, 2010
2002/2010:C	1,830,292	5,002	49.09	May 2, 2004—May 31, 2010
2002/2010:D	571,500	3,000	33.64	November 2, 2002—May 31, 2010
2002/2010:E	571,500	3,000	33.64	May 2, 2003—May 31, 2010
2002/2010:F	1,143,000	6,000	33.64	May 2, 2004—May 31, 2010
Total	15,802,384	331,604

        Each warrant entitles the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. The exercise price as well as the number of new shares that each warrant entitles to subscribe for may be recalculated as a consequence of share issues, cash dividends, etc.

        Holders of warrants of series 2002/2008:A, 2002/2008:B, 2002/2008:D, 2002/2008:E, 2002/2010:A, 2002/2010:B, 2002/2010:D and 2002/2010:E were not entitled to subscribe for shares in TeliaSonera unless the development of the value of the Sonera share during the period April 1, 1999—December 31, 2002 exceeded the development of the value of the reference index for a peer group of companies during the same period or unless the development of the value of the Sonera share during the period April 1, 1999—December 31, 2003 exceeded the development of the value of the reference index during the same period.

        Holders of warrants of series 2002/2008:C, 2002/2008:F, 2002/2010:C and 2002/2010:F were not entitled to subscribe for shares in TeliaSonera unless the development of the value of the Sonera share during the period April 1, 1999—December 31, 2003 exceeded the development of the value of the reference index for a peer group of companies during the same period.

        In February and March 2004, the Board of Directors of TeliaSonera concluded that the subscription criteria were not reached and consequently decided to cancel all warrants of series 2002/2008:A-F and 2002/2010:A-F.

        The fair value, in total SEK 177.5 million, of all 15,802,384 warrants issued in the exchange offer was recognized in 2002 as part of the purchase price. The fair value, in total SEK 0.9 million, of all 331,604 warrants issued in the mandatory redemption offer, was recognized as part of the completed purchase price calculation for the merger recorded in 2003. The assumptions used in calculating the fair value of the 2002/2008 and the 2002/2010 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used were as follows. No new options were granted in 2004.

	Series 2002/2008:A-F		Series 2002/2010:A-F
	2003	2002	2003	2002
Fair market value of underlying share (SEK)	29.50	34.70	29.50	34.70
Expected volatility of underlying share (%)	50.0	50.0	50.0	50.0
Expected dividend yield (SEK)	1.67	1.74	2.20	2.48
Risk-free interest rate for expected term (%)	5.5	5.5	5.5	5.5
Expected life of warrants (years)	5.31	5.49	7.31	7.49

        A summary of the 2002/2008 and 2002/2010 stock option schemes as of and changes in the years ended December 31, 2004, 2003 and 2002 is presented below:

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2008:A-C
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	9,733,400	347.38	2.26
Warrants outstanding on December 31, 2002	9,733,400	347.38
Granted (exercise price higher than the share market price)	295,200	347.38	1.27
Forfeited	-584,000	—
Warrants outstanding on December 31, 2003	9,444,600	347.38
Cancelled	-9,444,600	—
Warrants outstanding on December 31, 2004	—	—
Warrants exercisable on December 31, 2002, 2003 and 2004	—	—
Series 2002/2008:D-F
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	122,400	108.17	10.53
Warrants outstanding on December 31, 2002	122,400	108.17
Granted (exercise price higher than the share market price)	14,400	108.17	7.04
Forfeited	-35,000	—
Warrants outstanding on December 31, 2003	101,800	108.17
Cancelled	-101,800	—
Warrants outstanding on December 31, 2004	—	—
Warrants exercisable on December 31, 2002, 2003 and 2004	—	—
Series 2002/2010:A-C
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price higher than the share market price)	3,660,584	49.09	24.23
Warrants outstanding on December 31, 2002	3,660,584	49.09
Granted (exercise price higher than the share market price)	10,004	49.09	18.50
Forfeited	-241,352	—
Warrants outstanding on December 31, 2003	3,429,236	49.09
Cancelled	-3,429,236	—
Warrants outstanding on December 31, 2004	—	—
Warrants exercisable on December 31, 2002, 2003 and 2004	—	—

Series 2002/2010:D-F
Warrants outstanding on December 31, 2001	—	—
Granted (exercise price lower than the share market price)	2,286,000	33.64	28.65
Warrants outstanding on December 31, 2002	2,286,000	33.64
Granted (exercise price lower than the share market price)	12,000	33.64	22.35
Forfeited	-52,000	—
Warrants outstanding on December 31, 2003	2,246,000	33.64
Cancelled	-2,246,000	—
Warrants outstanding on December 31, 2004	—	—
Warrants exercisable on December 31, 2002, 2003 and 2004	—	—

Profit-sharing system

        The then subsidiary Telia Finans AB made provisions totaling SEK 3 million and SEK 1 million for costs of employee profit-sharing for the years 2003 and 2002, respectively.

35.    Restructuring Costs

        TeliaSonera has engaged, and may in the future need to engage, in restructuring activities, which require management to make significant estimates related to realizable values of assets made redundant or obsolete (see note "Depreciation, Amortization and Write-Downs") and expenses for severance and other employee separation costs, lease cancellation and other exit costs. Should the actual amounts differ from these estimates, future results could be materially impacted. Major restructuring activities decided in 2004, 2003 and 2002 were as follows.

Implementation of integration synergies in the Danish mobile operations

        Following the acquisition of Orange Denmark and to realize synergy gains, management in 2004 decided to integrate the Danish mobile operations previously run separately by Telia and Orange. The integration program involves branding, customer migration, new service portfolio, premises, personnel and handling of overlapping GSM networks and UMTS licenses. Personnel overlaps exist mainly within management, administration, network operations and product and services development. At year-end 2004, the two companies employed a workforce of 1,050 and notice was given of a redundancy of 300 employees. The redundancy process began January 3, 2005, and will be carried out in accordance with Danish legislation. Under this program TeliaSonera recorded integration provisions and impairment charges related to licenses and other intangible fixed assets as well as a release of a license fee liability. The program is expected to be completed in 2005.

        Each of the elements of the Danish mobile integration costs would result in future cash outflows except for write-downs and releases, which are non-cash in nature. The material elements of the integration costs were as follows. There were no related cash outflows in 2004.

	2004
SEK in millions	Integration charges	Cash outflow	Change in integration provision
Integration provision, opening balance	—	—	—
Workforce reduction	154	—	154
Leasing and service contracts, technical sites	2	—	2
Leasing contracts, offices	22	—	22
Dismantling of technical sites and offices	176	—	176
Legal and other expert fees	2	—	2
Other costs	8	—	8
Exchange rate differences	-1	—	-1

Integration provision, closing balance	—	—	363

Write-downs of licenses and other intangible fixed assets	497	—
Release of license fee liability	-221	—

Total charges/total cash outflow	639	—

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

	2003			2004
SEK in millions	Integration charges	Cash outflow	Change in integration provision	Cash outflow	Change in integration provision
Integration provision, opening balance	—	—	—	—	327
Workforce reduction	27	-10	17	-21	-21
Leasing and service contracts, technical sites	211	-3	208	-32	38
Leasing contracts, offices	66	-4	62	-8	-8
Dismantling of technical sites and offices	19	—	19	—	—
Other costs	16	-1	15	-2	-2
Reversal, not utilized	—	—	—	—	-12
Exchange rate differences, timing effects	—	—	6	—	7

Integration provision, closing balance	—	—	327	—	329

Workforce reduction	8	-8		—
Leasing and service contracts, technical sites	3	-3		—
Leasing contracts, offices	4	-4		—
Dismantling of technical sites and offices	9	-9		—
Write-downs of tangible fixed assets	54	—		—

Total charges/total cash outflow	417	-42		-63

Redundancies in the Swedish, Finnish and Lithuanian operations

        The organization and control models introduced in 2003 significantly increased efficiency and created potential to eliminate duplicate functions within several areas, like product and service development. Efficiency was also enhanced within administration and certain support functions.

        The management of TeliaSonera Sweden under this program established a redundancy of approximately 1,200 employees, including 500 hired personnel. TeliaSonera negotiated with the trade unions to determine which of the permanent employees were affected by the redundancy. Of these employees, approximately 300 have left TeliaSonera Sweden or been redeployed within the Group. The remaining redundancies were handled through natural attrition, tailored pension plans and within the framework of Telia Resources and Redeployment, which manages redundancies in wholly-owned Swedish operations.

        In Finland, a redundancy of 400 employees was determined after negotiations with the employee organizations. 176 permanent employees were given notice and the remainder of the reduction was handled through pension plans, non-renewal of temporary contracts and redeployment within the Group.

        In the Lithuanian fixed-line operations an efficiency enhancement program was started in 2003 to further reduce personnel, operating costs and CAPEX. In the second half of 2003, the number of employees was reduced by 478 to 3,586 at year-end, and in 2004, the workforce was reduced by another

466 employees. The Lithuanian program also incurred impairment charges related to real estate, network capacity and equipment.

        Each of the elements of the Swedish, Finnish and Lithuanian restructuring costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the restructuring costs and related cash outflows were as follows.

	2003			2004
SEK in millions	Restructuring charges	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision
Restructuring provision, opening balance	—	—	—	—	190
Workforce reduction	435	-44	391	-127	-127
Other costs	4	-4	0	-1	-1
Reversal, not utilized	—	—	-28	—	-44
Reclassification to pension provision	—	—	-173	—	-8

Restructuring provision, closing balance	—	—	190	—	10

Write-downs and discards of tangible fixed assets	120	—		—

Total charges/total cash outflow	559	-48		-128

New focus for the Danish fixed network operations

        The Danish fixed network operations were reviewed during 2002 in order to value their assets and determine a new focus. Looking forward, the operations were focused on telephony sales to businesses and consumers and wholesale network capacity to operators and service providers. Unprofitable products have been discontinued or frozen. Frozen operations will continue to serve current customers. Most of the workforce reduction was effectuated in the last few months of 2002, when the number of employees was reduced by approximately 100 people and consultants and temporary staff were reduced by more than 100 people. In terms of product offerings and workforce the restructuring program gained full effect at the end of 2003. Settlement of leasing and other contracts will take place during the next three-year period.

        Each of the elements of the Danish fixed network refocusing costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the refocusing costs and related cash outflows were as follows.

	2002			2003		2004
SEK in millions	Restructuring charges	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision
Restructuring provision, opening balance	—	—	—	—	486	—	250
Workforce reduction	45	—	45	-54	-54	-1	4
Leasing and service contracts, technical sites	113	-39	74	-29	-29	-9	-39
Leasing contracts, offices	11	—	11	-22	-22	—	-2
Dismantling of technical sites and offices	157	—	157	-19	-19	—	—
Other costs	193	—	193	-105	-105	-44	-45
Exchange rate differences	—	—	6	—	-7	—	-3

Restructuring provision, closing balance	—	—	486	—	250	—	165

Write-downs and discards of intangible and tangible fixed assets	3,033	—		—		—

Total charges/total cash outflow	3,552	-39		-229		-54

Strategic refocusing of the international carrier operations

        In 2002, TeliaSonera completed a comprehensive review of its international carrier operations. Management decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of the restructuring program, management decided to close down Telia International Carrier's Asian operations as well as its domestic voice reseller business in the United Kingdom and Germany, discontinue offering domestic network services in the United States and terminate its co-location business. TeliaSonera has also centralized Telia International Carrier's sales, administration and customer care resources. Further, the strategic refocusing and restructuring has enabled Telia International Carrier to substantially scale down the number of offices and technical facilities, as well as led to reduced operating and maintenance costs and leased lines.

        Management also estimated that, as part of the restructuring, Telia International Carrier would reduce its original workforce of approximately 800 persons by more than 50 percent, most of which was executed in 2002 and 2003. Approximately half of the restructuring provision has been used in 2003 and 2004. The remaining part will be used later during the phase-out of long-term contracts.

        Each of the elements of the carrier restructuring costs would result in future cash outflows except for write-downs, which are non-cash in nature. The material elements of the carrier restructuring costs and related cash outflows were as follows.

	2002			2003		2004
SEK in millions	Restructuring charges	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision
Restructuring provision, opening balance	—	—	—	—	3,854	—	2,267
Workforce reduction	303	-40	263	-165	-165	-32	-32
Leasing and service contracts, technical sites and land	2,860	-66	2,794	-827	-827	-190	-190
Leasing contracts, offices	186	-2	184	-31	-31	-93	-93
Dismantling of technical sites and offices	230	—	230	-55	-55	-53	-53
Customer compensation	233	—	233	-66	-66	-1	-1
Legal and other expert fees	151	-1	150	-15	-15	-8	-8
Timing effects	—	—	—	—	99	—	36
Reversal, not utilized	—	—	—	—	-427	—	-103
Exchange rate differences	—	—	—	—	-100	—	-6

Restructuring provision, closing balance	—	—	3,854	—	2,267	—	1,817

Write-downs of intangible and tangible fixed assets	5,307	—		—		—
Write-downs of financial fixed assets	824	—		—		—

Total charges/total cash outflow	10,094	-109		-1,159		-377

        Lower than expected restructuring costs, mainly due to the French operations but also to redundancies in Sweden and certain customer contracts, enabled reversals of the restructuring reserve in 2004 and 2003.

Streamlining the core business

        At the beginning of 2002, Management started a program to streamline the core business. The program was finalized in 2004. Under this program TeliaSonera recorded restructuring provisions, but to a large extent costs were also expensed as incurred. In Sweden, substantial efficiency measures and restructuring efforts mainly focused on sales and distribution channels, concentrating customer services in fewer locations, streamlining the delivery process and increasing sales of standardized products and services through web and interactive voice response. Products with unsatisfactory profitability were removed as offerings.

        In 2002 the number of employees in Sweden decreased by 774, as a result of the streamlining efforts. An additional 323 employees within Telia Resources and Redeployment were identified as redundant. Telia Resources and Redeployment handles redundancies in wholly-owned Swedish operations and supported redundant employees in finding new employment either within or outside the Group for the statutory period of notice as well as a further six months, although for a period of no less than ten months in all. Costs incurred chiefly included re-training, but also severance pays and early-retirement costs. During the streamlining efforts, a freeze was imposed on the employment of permanent staff and also on the employment of temporary staff and consultants. At year-end 2002, the number of consultants used as employee substitutes had been brought down by almost 50 percent to 400.

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

	2002			2003		2004
SEK in millions	Restructuring charges	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision
Restructuring provision, opening balance	—	—	—	—	287	—	59
Workforce reduction	389	-75	314	-194	-194	-48	-48
Other costs	53	-2	51	-14	-14	-4	-4
Reversal, non-utilized	—	—	-78	—	-20	—	-7

Restructuring provision, closing balance	—	—	287	—	59	—	—

Workforce reduction	302	-302		—		—
Administrative support systems write-off	57	—		—		—
Customer and Internet services equipment write-off	114	—		—		—

Total charges/total cash outflow	915	-379		-208		-52

36.    Auditors' Fees and Services

Remuneration

        The following remuneration was paid to auditors and accounting firms for audits and other reviews based on applicable legislation and for advice and other assistance resulting from observations in the reviews. Remuneration was also paid for independent advice, using Group auditors or other audit firms, in the fields of Tax/Law and Corporate Finance as well as other consulting services. Audit fees to other accounting firms refer to consolidated companies not audited by the Group auditors. Auditors are elected by the Annual General Meeting.

        PricewaterhouseCoopers AB has served as TeliaSonera AB's independent auditor (Group auditor) since April 28, 2004. Ernst & Young AB and KPMG Bohlins AB jointly served as TeliaSonera's independent auditors for fiscal 2003 and up to April 28, 2004. Ernst & Young AB served as TeliaSonera's independent auditor for fiscal 2002.

	January-December
SEK in millions
	2004	2003	2002
PricewaterhouseCoopers AB
Audits	41	9	—
Audit-related services	0	2	—
Tax services	1	2	5
All other services	3	3	—

Total	45	16	5
Ernst & Young AB
Audits	7	28	28
Audit-related services	3	11	31
Tax services	2	7	6
All other services	24	0	—

Total	36	46	65
KPMG Bohlins AB
Audits	10	25	—
Audit-related services	1	11	—
Tax services	1	3	—
All other services	5	1	—

Total	17	40	—
Other accounting firms
Audits	3	1	4
Audit-related services, tax services and all other services	8	0	2
Total	11	1	6

Total	109	103	76

Audit committee pre-approval policies and procedures

        The audit committee of the board of directors of TeliaSonera AB is responsible, among other matters, for the oversight of TeliaSonera's independent auditors, subject to the requirement of Swedish law. The board of directors has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by the independent auditors.

        This policy outlines the procedures for the approval of four categories of services provided by the independent auditors, namely, audit, audit-related, tax and other services.

Audit services

        Audit services include, among other things, the annual financial statement audit, quarterly reviews, information system and procedural reviews, attestation engagements and other procedures required to be performed by the independent auditors to be able to form an opinion on TeliaSonera's consolidated financial statements.

        The annual audit engagement is subject to the specific approval of the audit committee. The audit committee monitors the audit services engagement on a quarterly basis and has the authority to approve any changes in the terms, conditions or fees in the annual audit engagement. All audit services, not specifically included under the audit services engagement letter, which exceed SEK 250,000 on a project basis, must be approved by the audit committee or the chairman of the audit committee. Any other audit services, not specifically included under the audit services engagement letter which cost less than SEK 250,000 on a project basis, may be approved by TeliaSonera's chief executive officer or chief financial officer subject to such services being reported to the audit committee in the following quarterly meeting of the audit committee.

Audit-related services

        Audit-related services comprise assurance and related services that are reasonably related to the performance of the audit or review of TeliaSonera's financial statements, including, among other things, certain due diligence services, assistance with understanding and implementing accounting and reporting requirements, financial audits of employee benefit plans, audit procedures required to comply with regulatory reporting matters, and assistance with internal control reporting requirements.

        All audit-related services to be provided by the independent auditors, which individually exceed SEK 250,000 on a project basis, must be approved by the audit committee or the chairman of the audit committee. Any audit-related services which cost less than SEK 250,000 on a project basis may be approved by the chief executive officer or chief financial officer subject to such services being reported to the audit committee in the following quarterly meeting of the audit committee.

Tax services

        Tax services consist of services such as tax compliance, tax planning assistance and general tax advice.

        All tax services to be provided by the independent auditors, which individually exceed SEK 250,000 on a project basis, must be approved by the audit committee or the chairman of the audit committee. Any tax services which cost less than SEK 250,000 on a project basis may be approved by the chief executive officer or chief financial officer subject to such services being reported to the audit committee in the following quarterly meeting of the audit committee.

Any other services

        As a general rule any other services to be provided by the independent auditors are either prohibited or require the specific approval of the audit committee or the chairman of the audit committee.

        Any services pre-approved by the chairman of the audit committee must be reported to the full audit committee at the next scheduled meeting of the audit committee.

37.    Acquisition of Orange Denmark and Eesti Telekom

Description of and reasons for the acquisitions

        On October 11, 2004 TeliaSonera for cash consideration acquired Orange's mobile operations in Denmark (Orange Denmark). After the acquisition of shares over the Tallinn Stock Exchange, the previously associated company AS Eesti Telekom became a majority-owned subsidiary of TeliaSonera as of December 28, 2004.

        The acquisitions have been accounted for using the purchase method of accounting. Under this method, TeliaSonera has allocated the total purchase price to assets acquired and liabilities assumed based on their relative fair values. The determination of fair values has been based on independent appraisal. The results of the Danish mobile operations have been included in the consolidated financial statements since October 11, 2004, while the results of the Estonian operations has been recorded as share of earnings in associated companies under the equity method of accounting during 2004 and will be included in the consolidated financial statements as of January 1, 2005.

        TeliaSonera currently operates mobile and fixed line communications as well as cable TV business in Denmark. With the acquisition, TeliaSonera is executing its strategy to increase its mobile customer base in Denmark. Following the acquisition, TeliaSonera has approximately 1.1 million mobile customers in Denmark and is the third largest Danish mobile operator. The acquisition is expected to generate synergies related to closing down overlapping parts of the GSM networks, managing only one brand and closing down of overlapping functions and premises. The combined operations will have critical mass and operational scale, sufficient to improve TeliaSonera's ability to meet the demands of the business customer segments, but also to enable continued improvement of the consumer service offer.

        AS Eesti Telekom is a holding company, whose shares are listed on the Tallinn Stock Exchange and global depository receipts (GDRs) on the London Stock Exchange. Eesti Telekom's two wholly-owned subsidiaries EMT and Elion provide mobile and fixed telecommunications services. The mobile operator EMT is the market leader in mobile communications in Estonia. Elion is the largest telecommunications and IT provider in Estonia and is the market leader in fixed network calls, in Internet subscriptions and in data communication solutions. Consolidating Eesti Telekom is an important step in pursuing the strategy to strengthen TeliaSonera as the leading telecom operator in the Nordic and Baltic region.

Financial effects

        The acquired businesses contributed net sales and net income to the Group as follows.

SEK in millions	Net sales	Net income
Orange Denmark (October 11—December 31, 2004)	607	-696
Eesti Telekom (December 28—December 31, 2004)	—	171

Total	607	-525

        The following table shows the TeliaSonera Group pro forma net sales, net income and earnings per share, had the acquisitions taken place at January 1, 2004 and including fair value adjustments.

	January-December 2004
SEK in millions, except per share data	TeliaSonera Group	Orange Denmark	Eesti Telekom	TeliaSonera Group pro forma
Pro forma net sales	81,937	2,523	2,999	87,459
Pro forma net income	12,964	-2,897	-67	10,000
Pro forma basic and diluted earnings per share (SEK)	2.77			2.14

Purchase consideration, goodwill and cash-flow effects

        Details of purchase consideration and goodwill were as follows.

SEK in millions	Orange Denmark	Eesti Telekom
Purchase consideration
Cash consideration	5,522	472
Consideration in terms of new share issue (prior to 2004)	—	1,843
Transaction related direct expenses	26	—

Total purchase consideration	5,548	2,315

Less fair value of net assets acquired (as specified below)	-1,685	-1,655
Less amortization of fair values before the company becoming a subsidiary	—	-142
Less goodwill (net of amortization until 2003) before the company becoming a subsidiary	—	-515

Additional goodwill	3,863	3

        Transaction related direct expenses capitalized by TeliaSonera in connection with the acquisitions represent bankers' fees as well as transaction related legal and accounting fees, and other direct fees and expenses.

        The determination of fair values of assets acquired and liabilities assumed is based on preliminary appraisal; thus, such values and goodwill are subject to refinement.

        The cash-flow effects were as follows.

SEK in millions	Orange Denmark	Eesti Telekom
Total cash purchase consideration	5,548	472
Less paid before the company becoming a subsidiary	—	-461
- of which in 2004	—	95
Less acquired cash and cash equivalents	-183	-840

Net cash outflow (+)/inflow (-) from acquisition	5,365	-734

Assets acquired and liabilities assumed

        Book values and fair values of assets acquired and liabilities assumed were as follows.

	Orange Denmark			Eesti Telekom
SEK in millions	Book value	Fair value adjustments	Fair value	Book value	Fair value adjustments	Fair value
Trade names	—	—	—	—	101	101
Patents, licenses and rights of way	1,133	-629	504	52	—	52
Interconnect and roaming agreements	—	—	—	—	1,004	1,004
Subscriber contracts	—	536	536	—	2,891	2,891
Buildings, land and land improvements	628	-258	370	207	180	387
Mobile networks	618	-326	292	449	365	814
Fixed networks	—	—	—	465	198	663
Equipment, tools and installations	422	-241	181	42	20	62
Investments in associated companies and other equity holdings	1	—	1	12	—	12
Deferred tax asset	365	—	365	—	—	—
Other financial fixed assets	—	—	—	11	—	11
Inventories	23	—	23	72	—	72
Receivables and other current assets	596	—	596	432	—	432
Cash and cash equivalents	183	—	183	840	—	840

Total assets acquired	3,969	-918	3,051	2,582	4,759	7,341
Revaluation reserve	—	—	—	—	-1,641	-1,641
Minority interests	—	—	—	—	-3,776	-3,776
Other provisions	—	—	—	-3	—	-3
Long-term liabilities	-553	—	-553	-4	—	-4
Short-term liabilities	-813	—	-813	-262	—	-262

Total liabilities assumed	-1,366	—	-1,366	-269	-5,417	-5,686

Net assets acquired	2,603	-918	1,685	2,313	-658	1,655

        There were no purchased in-process research and development assets acquired.

Collateral pledged and contingent liabilities assumed

        Collateral pledged and contingent liabilities arising from the acquisitions were as follows.

SEK in millions	Orange Denmark	Eesti Telekom
Collateral pledged	—	—
Contingent liabilities (other guarantees)	—	2

38.    Specification of Shareholdings and Participations

Associated companies

				Equity participation in consolidated accounts		Book value in each parent company
				2004	2003	2004	2003
Associated company, Corp. Reg. No., registered office	Participation (%)	Number of shares	Par value in local currency (in millions)
				SEK in millions
Parent company holdings
Swedish companies
Overseas Telecom AB, 556528-9138, Stockholm	65	1,180,575	SEK 118	504	426	198	198
isMobile AB, 556575-0014, Luleå	50	996,008	SEK 0	0	0	0	0
Multicom Security Investment AB, 556635-7298, Stockholm	49	1,842,263	SEK 184	202	—	184	—
TA Teleadress Information Investment AB, 556635-7306, Stockholm	49	893,168	SEK 89	85	—	89	—
Lokomo Systems AB, 556580-3326, Stockholm	40	676,504	SEK 0	1	1	0	0
Service Factory SF AB, 556575-5682, Stockholm	27	535,400	SEK 0	0	0	20	15
Telefos AB, 556523-6865, Stockholm	26	2,560,439	SEK 0	177	0	104	197
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm	20	400	SEK 0	5	3	1	3
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
OAO Telecominvest, St. Petersburg	26	4,262,165	RUR 43	865	814	700	700
Drutt Corp., Wilmington, DE	25	1,000,000	USD 0	6	7	15	15
Infonet Services Corp., 954148675, El Segundo, CA	20	94,367,361	USD 1	1,045	1,038	1,201	1,201
Other operating, dormant and divested companies				0	12	0	15

Total						2,512	2,344

Subsidiaries' holdings
Swedish companies
Svenska UMTS-nät AB, 556606-7996, Stockholm	50	501,000	SEK 50	513	489	500	500
SmartTrust AB, 556179-5161, Stockholm	46	111,000,000	SEK 1	80	78	80	140
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
AS Sertifitseerimiskeskus, 10747013, Tallinn	50	—	EEK 2	2	—	6	—
AS Intergate, 10705049, Tallinn	50	—	EEK 15	8	—	9	—
Lattelekom SIA, 4000305278, Riga	49	71,581,000	LVL 72	526	612	1,020	1,025
Punwire Paging Services Ltd, Chandigarh	49	14,699,780	INR 147	0	0	0	0
Turkcell Holding A.S., 430991-378573, Istanbul	47	214,871,670,000	TRL 214,871,670	6,767	7,856	1,763	1,773
Turkcell Iletisim Hizmetleri A.S., Istanbul	13	196,050,092,922	TRL 196,050,093	6,243	4,353	1,210	1,138
Telekolmio Oy, 0785319-6, Hämeenlinna	40	3,200	EUR 1	24	26	29	29
OAO MegaFon, 7812014560, Moscow	36	2,207,204	RUR 20	2,515	2,213	410	409
Helsingin GSM-Palvelut Oy, 1546079-8, Helsinki	35	700	EUR 0	11	11	1	1
AUCS Communications Services v.o.f., Hoofddorp	33	—	EUR 159	17	64	0	0
Johtotieto Oy, 0875145-8, Helsinki	33	170	EUR 0	1	0	0	0
Suomen Numerot NUMPAC Oy, 1829232-0, Helsinki	25	3,000	EUR 0	0	1	0	0
UAB TietoEnator Consulting, 2594163, Vilnius	26	4,160	LTL 0	3	3	0	0
Voicecom OÜ, 10348566, Tallinn	26	—	EEK 0	2	—	1	—
Operators Clearing House A/S, 18936909, Copenhagen	50	2,000	DKK 2	4	2	2	0
Eltel Networks Länsi Oy, 0731522-4, Paimio	21	11,430	EUR 0	7	7	6	6
Other operating, dormant and divested companies				0	2,385	0	2,144

Total				19,613	20,401

        The share of voting power in Overseas Telecom AB is 42 percent and in Infonet Services Corp. 21 percent. OAO Telecominvest owns an additional 31 percent of the shares in OAO MegaFon. Turkcell Holding A.S. owns 51 percent of the shares in Turkcell Iletisim Hizmetleri A.S.

        The parent company's and subsidiaries' respective holdings of Other associated companies for the comparative year chiefly related to companies acquired and divested. The former associated company AS Eesti Telekom became a subsidiary in 2004. Divestitures in 2004 included Slottsbacken Venture Capital KB, INGROUP Holding AB, TiFiC AB and eWork Scandinavia AB. COOP Bank AB was liquidated, while Geyser Interactive Learning AB and Intermezzon AB went bankrupt. Altogether, the Group's equity participation in the named companies amounted to SEK 2,397 million and the book value in each parent company to SEK 2,159 million.

Other holdings of securities

				Book/fair value in consolidated accounts		Book value in each parent company
			Par value in local currency (in millions)	2004	2003	2004	2003
Company, Corp. Reg. No., registered office	Participation (%)	Number of shares
				SEK in millions
Parent company holdings
Swedish companies
NGF NetGame Factory AB, 556588-3344, Stockholm	10	147,000	SEK 0	0	0	0	0
Slottsbacken Fund Two KB, 969660-9875, Stockholm	18	—	SEK -	5	5	5	5
Hyglo AB, 556601-6761, Stockholm	8	16,800	SEK 0	0	0	0	0
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
Digital Telecommunications Philippines Inc., Manila-Quezon City	9	600,000,000	PHP 600	124	40	124	40
Vision Capital L.P., LP64, Saint Helier	6	—	USD 2	4	3	4	3
Atrica, Inc., 770532447, Santa Clara, CA	1	249,377	USD 0	0	0	0	0
Intelsat, Ltd., Bermuda	0	522,064	USD 2	7	7	7	7
Other operating, dormant and divested companies				0	67	0	67

Total						140	122

Subsidiaries' holdings
Swedish companies
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
Digital Media & Communications II L.P., 3037042, Boston, MA	22	—	USD -	8	16	16	16
Digia Oy, 1073758-3, Helsinki	15	51,833	EUR 0	49	49	49	49
Wideray Corp., 3269105, San Francisco, CA	14	—	USD 0	10	0	10	0
Eveo Inc., 3028413, San Francisco, CA	10	2,000,000	USD 0	0	0	0	0
Allegis Capital, LLC, 199817710056, Los Altos, CA	7	—	USD -	0	0	0	0
Magnum Communications L.P., Cayman Islands	7	—	USD -	14	11	14	11
CellGlide Ltd., 04573898, London	6	136,081	GBP 0	11	11	11	11
Oy Merinova Ab, 0778620-2, Vaasa	6	800	EUR 0	1	0	1	0
Dejima, Inc., 3255772, Palo Alto, CA	4	805,338	USD 0	0	0	0	0
Diamondhead Ventures, L.P., 3145188, Menlo Park, CA	4	—	USD -	10	4	10	4
InPhonic, Inc., 2711215, Sacramento, CA	4	744,198	USD 0	4	5	4	5
Codetoys Oy, 1082133-9, Espoo	3	636,851	EUR 0	0	0	0	0
Santapark Oy, 1095079-8, Rovaniemi	3	10,000	EUR 0	2	2	2	2
Siennax International B.V., Amstelveen	3	1,841,211	EUR 0	0	9	0	9
Bytemobile, Inc., 3255024, Mountain View, CA	2	735,476	USD 0	5	4	5	4
Pargas Telefon Ab — Paraisten Puhelin Oy, 0135996-3, Pargas	2	7,100	EUR 0	1	0	1	0
PacketVideo Corp., 2924300, San Diego, CA	1	262,467	USD 0	1	1	1	1
Helsinki Halli Oy, 1016235-3, Helsinki	1	36	EUR 0	4	4	4	4
Intellect Capital Ventures, Palo Alto, CA	0	—	USD -	24	24	24	24
TelAdvent LP, Boston, MA	0	—	USD -	11	15	11	15
Kiinteistö Oy Mechelininkatu 34 A, 0881551-1, Helsinki	0	280	EUR 0	1	1	1	1
Kiinteistö Oy Turun Monitoimihalli, 0816425-3, Turku	0	1	EUR 0	1	1	1	1
Technopolis Oyj, 0487422-3, Oulu	0	27,433	EUR 0	1	1	1	1
Participations in other real estate and housing companies, Finland	—	—	EUR -	21	25	21	25
Participations in other local phone companies, Finland	—	—	EUR -	7	7	7	7
Other operating, dormant and divested companies				0	45	0	45

Total				326	357

        The parent company's and subsidiaries' respective holdings of Other securities for the comparative year chiefly related to companies divested. Divestitures in 2004 included Wireless MainGate AB, Eutelsat S.A., Juniper Financial Corp., Oy Finnet International Oy, Metro One Telecommunications, Inc., Fonecta Group Oy, Radiolinja Eesti AS and Phonetic Systems Ltd. Taste Now AB, Reach-U Holding Oyj, Nerileran AB, Incirco AB and Internetprint Nordic AB went bankrupt. Altogether, carrying values of the named companies were SEK 112 million in the Group and SEK 112 million in each parent company.

39.    Swedish GAAP

        TeliaSonera's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). Accounting practices for Swedish publicly quoted companies are governed by the Swedish Annual Accounts Act (Årsredovisningslagen, ÅRL) and by standards and statements issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet) and its Emerging Issues Task Force. The main differences between Swedish accounting practices and IFRS, relevant to TeliaSonera, are as follows.

Business combinations

        Effective January 1, 2004, TeliaSonera adopted IFRS 3 "Business Combinations" and the related revisions to IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets," involving a number of deviations from Swedish GAAP. Goodwill and other intangible assets with indefinite useful lives will no longer be amortized but tested for impairment at least annually. The minority interest should include minority shareholders' portion of the fair value of assets acquired and liabilities assumed. In step acquisitions, the fair values of the net assets in a previously held associate are revalued to the fair values on the date it becomes a consolidated subsidiary. Any increase in the fair values is recorded directly to a revaluation reserve in shareholders' equity. Under Swedish GAAP any previous acquisition is not restated.

        Further, IFRS have a broader definition of identifiable intangible assets to be valued in a business combination. On the other hand, restructuring provisions are not allowed in a purchase price allocation under IFRS.

Write-up of tangible fixed assets

        Following a useful-life analysis and a subsequent management decision to change certain depreciation periods in the fixed network, the parent company under ÅRL made a one-off write-up of tangible fixed assets as of December 31, 2003. This method is not allowed under IFRS.

40.    Finnish GAAP

        The following information is provided pursuant to the Finnish Financial Supervision Authority decision no. 28/269/2002.

        This annual report has been prepared in accordance with chapter 2, section 6 of the Finnish Securities Markets Act.

        TeliaSonera prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The main differences between Finnish Accounting Standards (Finnish GAAP) and IFRS, relevant to TeliaSonera, are as follows.

Business combinations

        Under Finnish GAAP an acquisition paid through the issue of own shares does not require that the purchase price is determined based on the market value of the issued shares. IFRS require that the purchase price is determined based on the market value of the issued shares, which often results in the recognition of goodwill and other assets at consolidation and future depreciation and amortization of such amounts. Historically, TeliaSonera has not issued own shares at acquisitions but the merger with Sonera involved the issue of own shares.

        Effective January 1, 2004, TeliaSonera adopted IFRS 3 "Business Combinations" and the related revisions to IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets," involving among other things the following deviations from Finnish GAAP; goodwill and other intangible assets with indefinite useful lives will not be amortized but tested for impairment at least annually and the minority interest should include minority shareholders' part of the fair value of assets acquired and liabilities assumed.

Impairment of fixed assets and long-term investments

        IFRS require that if future cash flows are used for recoverability tests these cash flows should be discounted. Finnish GAAP do not exactly define how recoverability tests should be performed.

Pensions and other post-employment benefits

        Finnish GAAP do not specifically address the accounting for pensions and other post-employment benefits, such as health care. Generally, companies account for various retirement arrangements in accordance with local practice. In Finland, arrangements for retirement, disability, death and termination benefits, both defined benefit and defined contribution plans, are accounted for as defined contribution plans and are generally funded through payments to insurance companies or to trustee-administered pension funds. Under IFRS, TeliaSonera's statutory TEL pension (own pension fund) and supplementary pension benefits are treated as defined benefit plans. The pension provision is determined by actuarial calculations, using prescriptive methods and assumptions.

Financial instruments

        According to Finnish GAAP derivative financial instruments designated as hedges are normally not recorded until maturity. Trading contracts, which expire within the following year, are valued at the lower of cost or market value. From 2004 onwards, however, the revised Finnish Accounting Act allows, but do not require, companies to recognize derivative financial instruments at fair value. Changes in the fair value of derivatives are recorded either in earnings or in a separate component of shareholders' equity, depending on the intended use and designation of the derivative at its inception. The criteria for hedge accounting are not as strict as under IFRS.

        Under IFRS, all derivatives are recorded in the balance sheet at fair value. Changes in the fair value of derivatives are recorded either in earnings or in a separate component of shareholders' equity, depending on the intended use and designation of the derivative at its inception with strict criteria for hedge accounting.

        Under Finnish GAAP, marketable securities are recorded at the lower of cost or market value and the unrealized changes are recorded in the income statement as write-downs or reversals of write-downs. From 2004 onwards, however, the revised Finnish Accounting Act allows, but do not require, companies to recognize marketable securities at fair value (unrealized gains and losses as a separate component of shareholders' equity). Under IFRS, TeliaSonera reports all marketable securities classified as "available-for-sale" at fair value, and records the unrealized gains and losses as a separate component of shareholders' equity, unless there is an impairment, in which case a write-down is recorded in the income statement.

Deferred taxes

        Finnish GAAP allow, but do not require, the recognition of deferred tax assets for certain temporary differences even if it is apparent that the temporary differences reverses in the foreseeable future. IFRS require the recognition of a deferred tax asset under such circumstances.

41.    U.S. GAAP

Differences in principles

        TeliaSonera's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP). Application of U.S. GAAP would have affected shareholders' equity as of December 31, 2004, 2003 and 2002 and net income for each of the years in the three-year period ended December 31, 2004. The significant differences between IFRS and U.S. GAAP as related to TeliaSonera are discussed below.

Revenue recognition

        The SEC Staff Accounting Bulletin No. 104 "Revenue Recognition" (SAB 104) addresses revenue recognition under U.S. GAAP. Under this guidance, revenue earned from access, connection and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 104 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IFRS, TeliaSonera recognizes this revenue and related costs when the services are provided and the related costs are incurred.

        Under U.S. GAAP, TeliaSonera has adjusted revenues to reflect the deferral of access, connection and similar revenues and subsequent amortization over the estimated customer life of seven years. TeliaSonera has elected not to defer any associated costs and accordingly, as permitted under U.S. GAAP, such costs are expensed as incurred.

        TeliaSonera may bundle services and products into one customer offering. Offerings may involve the delivery or performance of multiple products, services, or rights to use assets (multiple deliverables). In some cases, the arrangements include initial installation, initiation, or activation services and involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. Telecom equipment is accounted for separately from service where a market for each deliverable exists and if title to the equipment passes to the end customer. Costs associated with the equipment are recognized at the time of revenue recognized. The revenue is allocated to equipment and services in proportion to the fair value of the individual elements and recognized when the respective equipment is delivered and services rendered.

        Under U.S. GAAP, the amount allocated to delivered items is limited to the amount that is not contingent upon delivery of additional items or meeting other specified performance conditions. Costs associated with the equipment are under U.S. GAAP recognized in an amount equal to the revenue recognized and cost in excess is deferred to the extent those costs are not in excess of the expected remaining revenues for the item.

Impairment charge

        At the end of 2001, TeliaSonera recorded an impairment charge relating to the impairment of its former business area, Telia International Carrier. Under IFRS, the business area was written down to its realizable value as determined by discounting the expected future cash flows. Under U.S. GAAP, the test for impairment uses the asset's recoverable amount as determined using expected future undiscounted cash flows. The estimated recoverable (sum of undiscounted cash flows) exceeded the carrying value and therefore no impairment was recognized under U.S. GAAP and accordingly, the impairment charge and the related valuation allowance for deferred tax recognized under IFRS was reversed.

        During 2002, management determined a new strategic focus for Telia International Carrier. Based on this decision management undertook an additional evaluation of International Carrier assets for impairment test under IFRS and recognized an impairment charge of SEK 6,131 million. The results of this evaluation also revealed that the sum of expected future undiscounted cash flows was below the related assets carrying value and therefore an impairment charge was also recognized under U.S. GAAP.

Sale and leaseback

        In 1998 and in 2001, TeliaSonera sold certain real estate properties to external buyers, while TeliaSonera group companies stayed on as tenants. The profit from the divestitures was recognized as revenue in its entirety, under IFRS, because the rental contracts are considered operating leases and the real estate was sold at market value.

        Under U.S. GAAP additional conditions must be met in order to immediately recognize gains on sale-leaseback transactions. As TeliaSonera retained use of more than an insignificant portion, but less than substantially all of the properties sold, gain recognition is being deferred. Under U.S. GAAP, during the periods 1998-2012 and 2001-2013, respectively, that portion of the profit in excess of the discounted present value of the related future gross rental payments at the time of sale is recognized as revenue in proportion to the gross rental payments.

        Other than related operating lease commitments, which extend for 3-15 years from the respective transaction dates, TeliaSonera is not bound by any other outstanding commitments or contingent obligations related to these properties.

Stock-based compensation

        Under current IFRS, TeliaSonera does not record an expense with respect to its employee stock option programs, implemented in 2001 and 2002. Until the third quarter of 2001, TeliaSonera under U.S. GAAP accounted for employee stock options under the recognition and measurement provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations under this method. In December 2002, FASB Statement No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure" (FAS 148) was issued. FAS 148 amends FAS 123 "Accounting for Stock-Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation under FAS 123. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. FAS 148 became effective for fiscal years ending after December 15, 2002. Under U.S. GAAP, TeliaSonera began expensing the cost of employee stock options in the fourth quarter of 2002 and has elected to use the retroactive restatement method of FAS 148. Accordingly, all prior periods presented have been restated to reflect compensation costs that would have been recognized had the recognition provisions of FAS 123, as amended by FAS 148, been applied to all awards granted to employees.

        By decisions made by the Board of Directors of TeliaSonera AB in February and March 2004, all unvested employee stock option series were cancelled, due to non-fulfillment of certain exercise criteria.

Non-current Assets-Held-for-Sale

        Under U.S. GAAP and under IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations," an entity should classify a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Once classified as held for sale, the asset should be measured at the lower of its carrying amount and fair value less costs to sell and cease depreciation and amortization. TeliaSonera will not adopt IFRS 5 until January 1, 2005 and consequently assets held for sale are currently not separately disclosed or accounted for.

Pensions

        Under IFRS, pension assets, defined benefit pension liabilities and expenses are determined in a similar manner to U.S. GAAP. However, under IFRS, the prior service cost, transition adjustments and expenses resulting from plan amendments are generally recognized immediately. Under U.S. GAAP, these expenses are generally recognized over a longer period.

        Under U.S. GAAP and unlike IFRS, when the accumulated benefit obligation (ABO) exceeds the fair value of plan assets, a liability at least equal to the unfunded ABO must be recognized in the balance sheet. To the extent that the unfunded ABO exceeds the liability already recognized, an additional minimum liability (AML) must be recognized as a reduction of shareholders' equity, net of tax. If the unfunded ABO is less than the liability already recognized, no further liability is recognized. An accumulated AML was recognized in 2004.

        In 2000, Alecta, a Swedish pension insurance company, announced a refund of pension premiums paid. Part of the refund was repaid in cash and the remaining balance could be applied against future premiums, be paid in cash over several years, or be paid in a lump sum. Under IFRS, TeliaSonera recognized the present value of the total refund as other operating revenue. Under U.S. GAAP, cash refunds were recognized up until 2003 as other operating revenue when received.

Restructuring costs

        Under IFRS, a provision for restructuring costs is recognized when the general requirements for recording provisions are met. Under U.S. GAAP, a restructuring charge is recorded when a detailed plan for exit costs has been developed and those costs relating to employee termination benefits have been developed in sufficient detail so that employees who may be subject to termination would be aware of the benefit they were to receive upon involuntary termination. U.S. GAAP requires that significant changes in the plan are unlikely. Certain provisions of the restructuring accrual recorded under IFRS in 2004 and in 2002 related to workforce reduction and certain other exit costs did not meet the U.S. GAAP requirements and accordingly were reversed and instead recognized as incurred. For restructuring accruals recorded in 2003, the U.S. GAAP requirements related to workforce reduction were met.

Share of earnings in associated companies

        TeliaSonera's share of net income of its associated companies is determined using the equity method and is based on financial statements of the investees prepared in accordance with IFRS. This reconciliation item reflects adjustments for the differences between IFRS and U.S. GAAP relating to the associates.

Financing of associated companies

        TeliaSonera, under IFRS, records interest costs arising from financing of associated companies in its operations as incurred. U.S. GAAP requires that interest costs be capitalized to the extent that such costs relate to an associated company while the associated company has activities in progress necessary to commence its planned principal activities as prescribed by FASB Statement No. 34 "Capitalization of Interest Costs."

Associated companies in hyperinflationary economies

        Under IFRS, when the functional currency for a subsidiary or an associated company is the currency of a hyper-inflationary economy, the reported non-monetary assets and liabilities, and equity are restated in terms of the measuring unit current at the balance sheet date. The restated financial statements are translated into SEK at the closing rate. The restating effects are recorded as financial revenue or expense and in income from associated companies, respectively.

        Under U.S. GAAP, the temporal method should be used to translate the financial statements of subsidiaries and equity accounted investees where they are denominated in currencies of highly-inflationary economies. The remeasurement of the financial statements is done as if the reporting currency of the parent had been the functional currency.

Goodwill

        Until 2003, under IFRS applicable at the time, TeliaSonera amortized goodwill and other intangible assets. In accordance with FASB Statement No. 142 "Goodwill and Other Intangible Assets" (FAS 142), goodwill and indefinite lived intangible assets are not amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of FAS 142 applied to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, TeliaSonera began applying the new accounting rules starting January 1, 2002.

        Adoption of FAS 142 required TeliaSonera to perform an initial impairment assessment by June 30, 2002 on all recorded goodwill as of January 1, 2002. At this date, TeliaSonera had no other acquired indefinite lived intangible assets. As required by FAS 142 this impairment analysis was updated during the fourth quarter of 2002. TeliaSonera did not recognize any impairment loss as a result of assessing impairment.

        Effective January 1, 2004, TeliaSonera adopted IFRS 3 "Business Combinations," involving among other things that goodwill is no longer amortized but will be tested for impairment at least annually.

Merger with Sonera Oyj

        The merger of Telia and Sonera was announced in March 2002 and finalized in 2003. Under IFRS, the TeliaSonera shares and warrants issued to Sonera shareholders and warrantholders in the exchange offer and the mandatory redemption offer were valued based on the quoted closing market price of TeliaSonera shares as of the respective dates of the Board of Directors decisions to issue new shares. Under U.S. GAAP, the average market price for a reasonable period before and after the date the terms of a transaction are agreed and announced is to be used in determining the fair value of securities issued. Accordingly, under U.S. GAAP, all TeliaSonera shares and warrants issued to Sonera shareholders and warrantholders in consideration for the merger were valued based on a weighted average share price for the five consecutive trading days starting two days before and ending two days after the announcement day.

        Furthermore, under IFRS, the total fair value of TeliaSonera warrants issued was recorded as part of the purchase consideration. Under U.S. GAAP, the fair value of fully vested warrants was recognized as part of the purchase consideration, while the fair value of the unvested warrants was amortized to expense over the future remaining vesting period as stock-based employee compensation cost. By decisions made by the Board of Directors of TeliaSonera AB in February and March 2004, all unvested warrants were cancelled, due to non-fulfillment of certain exercise criteria.

        In assessing the fair value of other intangible assets under IFRS applicable at the time of the merger, roaming and interconnect agreements with other operators as well as most of the customer list ("portfolio of customers") did not meet the definition of an intangible asset. Therefore, TeliaSonera under IFRS did not assign any value to Sonera's roaming and interconnect agreements and only assigned a limited value to Sonera's customer list, reflecting certain long-term contractual agreements with customers. Under U.S. GAAP, the fair values of roaming and interconnect agreements and the total customer list were recorded as intangible assets and are amortized over their remaining useful lives.

        Besides different carrying values of Sonera's net assets and of Sonera's investments in associated companies, differences in the methods of calculating the fair value of TeliaSonera shares and warrants issued and the fair value of other intangible assets affected the amount of goodwill from the transaction under U.S. GAAP. Under IFRS applicable at the time of the merger, the purchase price allocated to identifiable assets and liabilities was amortized based on the estimated useful life of the identifiable assets and liabilities. The excess purchase consideration after this allocation is described as goodwill and recognized as a separate asset. Under IFRS applicable at the time of the merger, TeliaSonera amortized goodwill arising from the merger over a useful life of 20 years. Under U.S. GAAP, goodwill arising in a business combination shall not be amortized. Effective January 1, 2004, TeliaSonera adopted IFRS 3 "Business Combinations," involving among other things that goodwill is no longer amortized.

Other business combinations

        Effective January 1, 2004, TeliaSonera adopted IFRS 3 "Business Combinations." IFRS 3 states that acquired identifiable assets, liabilities, and contingent liabilities should be measured initially at 100 percent of the fair values at the acquisition date, irrespective of the extent of any minority interest. In other words, the identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at full fair value, including any minority interest's share of the acquired item.

        Consequently, minority interest under IFRS 3 includes the minority's portion of the net fair values acquired. Under U.S. GAAP, fair values are only included to the share of net assets acquired and the interest's historical carrying value prior to the acquisition of the additional interest remains unchanged. In step acquisitions under IFRS, the fair values of the net assets in a previously held associate are revalued to the fair values on the date it becomes a consolidated subsidiary. An increase in the fair values is recorded directly in equity and included in a revaluation reserve, while a decrease is recorded as a write-down in the income statement. Under U.S. GAAP any previous interest is not restated.

        Under IFRS 3, a provision for restructuring costs on acquisition may be recognized only if the acquiree already recognized a provision. Under U.S. GAAP, a provision may be recognized if a plan to exit an activity or terminate employees has been initiated before the acquisition.

        Under IFRS, the UMTS license acquired in the Orange Denmark transaction was valued at zero net of a related liability to the Danish authorities. As of the acquisition date, management had decided to hand back the license which led to a write-down of the value of the license and a release of part of the recorded liability. The remaining liability equaled the fee agreed to be paid on returning the license. Under U.S. GAAP, since it was TeliaSonera's intention to return the license, the net liability equivalent to the fee agreed to be paid to the Danish authorities was recorded already in the purchase price allocation. The different treatment also affected the amount of goodwill from the transaction under U.S. GAAP.

Hedging acquisitions of shares

        Unlike IFRS, to be able to use hedge accounting under U.S. GAAP, the hedged item, inter alia, cannot be related to a minority interest in a consolidated subsidiary. The acquisition price for a foreign subsidiary should be calculated by using the currency rate at the transaction date. The change in fair value of the derivative that has been used to hedge the acquisition is recognized as foreign currency gain or loss in other operating revenues or expenses.

Income taxes and exchange rate differences

        Deferred tax and exchange rate differences are calculated for all differences between IFRS and U.S. GAAP, when applicable, for deferred tax including related recalculations to reflect enacted tax rate changes.

Translation into U.S. GAAP

        Application of U.S. GAAP had the following effects on consolidated net income and shareholders' equity.

	January-December
SEK in millions
	2004	2003	2002
Net income/loss under IFRS	12,964	9,080	-8,067
Revenue recognition	-415	-325	-147
Impairment charge	—	—	-3,027
Sale and leaseback	120	120	449
Stock-based compensation	—	-18	-125
Pensions	-145	6	243
Restructuring costs	77	-335	470
Share of earnings in associated companies	-41	8	33
Financing of associated companies	0	0	0
Associated companies in hyperinflationary economies	-174	-743	-122
Goodwill	—	4,205	1,804
Merger with Sonera	-2,128	-2,073	-152
Other business combinations	546	—	—
Hedging forecasted acquisitions of shares	-2	—	—
Deferred tax	1,491	703	-114

Net income/loss under U.S. GAAP	12,293	10,628	-8,755

	December 31,
SEK in millions
	2004	2003	2002
Shareholders' equity under IFRS	121,656	112,393	108,829
Revenue recognition	-4,843	-4,428	-4,103
Sale and leaseback	-956	-1,076	-1,196
Pensions	-2,672	—	-6
Restructuring costs	212	135	470
Share of earnings in associated companies	—	41	33
Financing of associated companies	3	3	3
Associated companies in hyper inflationary economies	-4,919	-3,292	-122
Goodwill	6,011	6,011	1,806
Merger with Sonera	-535	1,593	3,138
Other business combinations	-1,094	—	—
Hedging forecasted acquisitions of shares	-2	—	—
Deferred tax	4,310	2,111	1,408
Exchange rate differences	101	-1,711	9

Shareholders' equity under U.S. GAAP	117,272	111,780	110,269

        The adjustments would have changed certain items in the consolidated income statements and balance sheets. The following tables show summary income statements and balance sheets after the application of U.S. GAAP.

	January-December
SEK in millions, except per share data
	2004	2003	2002
Income statements under U.S. GAAP
Net sales	81,395	82,099	59,336
Income from associated companies	3,108	284	809
Operating income/loss	16,632	15,555	-11,472
Income after financial items	15,286	14,744	-12,190
Income taxes	-1,693	-3,147	3,505
Minority interests	-1,300	-969	-70
Net income/loss	12,293	10,628	-8,755
Basic and diluted earnings/loss per share (SEK)	2.63	2.28	-2.80

	December 31,
SEK in millions
	2004	2003	2002
Balance sheets under U.S. GAAP
Fixed assets	154,154	163,769	183,627
Current assets	41,946	37,018	33,837
Assets-held-for-sale	1,052	—	—
Total assets	197,152	200,787	217,464
Shareholders' equity	117,272	111,780	110,269
Minority interests	5,077	3,441	5,210
Provisions	16,250	21,072	22,386
Long-term loans	12,942	25,867	32,124
Short-term loans	11,733	4,687	12,608
Long-term liabilities	4,182	4,826	5,773
Current liabilities	29,696	29,114	29,094
Total shareholders' equity and liabilities	197,152	200,787	217,464

Expected future amortization of other intangible assets

        Given the current ownership structure and the same exchange rates as in 2004, and that no events will occur that would trigger impairment charges, TeliaSonera expects the following amortization of other intangible assets during the next five-year period.

SEK in millions	2005	2006	2007	2008	2009
Expected amortization of other intangible fixed assets	3,597	3,597	3,535	3,088	2,983

Recently issued accounting pronouncements

FAS 123(R)

        In December 2004, FASB Statement No. 123 (revised 2004) "Share-Based Payment" (FAS 123(R)) was issued. FAS 123(R) is a revision of FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees," and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. TeliaSonera under U.S. GAAP accounts for stock-based awards at fair value in accordance with FAS 123 and does not expect the adoption of FAS 123(R) to have a material effect on its earnings and financial position.

FAS 132(R)

        In December 2003, FASB Statement No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106" (FASB 132(R)) was issued. It does not change the measurement and recognition provisions of FAS 87, 88 and 106 or the disclosure requirements of the original FAS 132, which it replaces. FAS 132(R) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. For foreign plans,

FAS 132(R) is effective for years ending after June 15, 2004. TeliaSonera pre-adopted the additional disclosure requirements.

FAS 150

        In May 2003, FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150) was issued. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of FAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The effective date of certain provisions of FAS 150 for certain mandatorily redeemable financial instruments has been deferred by FSP FAS 150-3. Under the FSP, certain mandatorily redeemable shares are subject to the provisions of FAS 150 for the first fiscal period beginning after December 15, 2004. Other mandatorily redeemable shares are deferred indefinitely but may be subject to classification or disclosure provisions of FAS 150. Adoption of FAS 150 did not and will not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FAS 151

        In November 2004, FASB Statement No. 151 "Inventory Costs—an amendment of ARB No. 43, Chapter 4" (FAS 151) was issued. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. FAS 151 should be applied prospectively. The provisions of FAS 151 do not have a material effect on TeliaSonera's earnings and financial position under U.S. GAAP.

FAS 152

        In December 2004, FASB Statement No. 152 "Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67" (FAS 152) was issued. FAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. Currently, the provisions of FAS 152 are not relevant to TeliaSonera.

FAS 153

        In December 2004, FASB Statement No. 153 "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29" (FAS 153) was issued. FAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. FAS 153 should be applied prospectively. TeliaSonera does not expect that the adoption of FAS 153 will materially affect its financial position or results of operations under U.S. GAAP.

FIN 46(R)

        In January 2003, FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) was issued. On December 24, 2003, it was replaced by FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" (FIN 46(R)). FIN 46(R) is an interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" and changes the criteria currently used by companies in deciding whether they are required to consolidate another entity. Adoption of FIN 46(R) did not have a material effect on TeliaSonera's consolidated financial statements under U.S. GAAP.

EITF 00-21

        In November 2002, the Emerging Issues Task Force (EITF) within FASB reached a consensus on Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), providing further guidance on how to account for multiple element contracts. EITF 00-21 became effective for all arrangements entered into on or after January 1, 2004. The effects on TeliaSonera's accounting for multiple element contracts by adopting EITF 00-21 are described under the heading "Revenue recognition" above.

EITF 03-1

        In March 2004, the Emerging Issues Task Force (EITF) within FASB reached a consensus on Issue No. 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The impairment methodology for investments accounted for under the equity method is predicated on the notion of other-than-temporary. The taskforce reached a consensus that the application guidance in EITF 03-1 should be used in determining when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of the impairment. EITF 03-1 was effective for other-than-temporary impairment evaluation made in reporting periods beginning after June 15, 2004. The Board has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. Applying the other provisions of EITF 03-1 did not have a material effect on TeliaSonera's consolidated financial statements under U.S. GAAP.

Report of Independent Registered Public Accounting Firm

To the Shareholders of TeliaSonera AB

We have audited the accompanying consolidated balance sheet of TeliaSonera AB and its subsidiaries as of December 31, 2004, and the related consolidated statements of income, of cash flows and of changes in shareholders equity for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TeliaSonera AB and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with International Financial Reporting Standards.

As discussed in Notes 1 and 10 to the consolidated financial statements, with effect from January 1, 2004, the Company prospectively adopted IFRS 3, "Business Combinations."

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant

Stockholm, Sweden
April 4, 2005

Report of Independent Registered Public Accounting Firms

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

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TeliaSonera AB at December 31, 2003, and the consolidated results of its operations and its cash flows for the year ended December 31, 2003, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

Ernst & Young AB	KPMG Bohlins AB
Lars Träff Authorized Public Accountant	Thomas Thiel Authorized Public Accountant
Stockholm, Sweden March 3, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of TeliaSonera AB

We have audited the accompanying consolidated balance sheet of TeliaSonera AB as of December 31, 2002 and the related consolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the historical cost basis consolidated balance sheet of Sonera Corporation, a wholly-owned subsidiary, representing 23 percent of consolidated assets at December 31, 2002. That balance sheet was presented in conformity with accounting principles generally accepted in Finland. These financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Sonera Corporation (before conversion to International Financial Reporting Standards), is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation (including the conversion of the balance sheet of Sonera Corporation to International Financial Reporting Standards). We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TeliaSonera AB at December 31, 2002, and the consolidated results of its operations and its cash flows for the year ended December 31, 2002, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards differ in certain respects from accounting principles generally accepted in the United States of America (see Note 41 to the consolidated financial statements).

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

We conducted our audit in accordance with auditing standards generally accepted in Finland and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonera Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Finland.

KPMG Wideri Oy Ab

Solveig Törnroos-Huhtamäki
Authorized Public Accountant

Helsinki, Finland
February 19, 2003

Ten-Year Summary

TeliaSonera Group Financial Data (IFRS)	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Income statements (SEK in millions)
Net sales	81,937	82,425	59,483	57,196	54,064	52,121	49,569	45,665	42,430	38,953
Operating income	18,793	14,710	-10,895	5,460	12,006	5,946	7,220	3,218	3,264	3,296
Income after financial items	17,448	13,899	-11,616	4,808	11,717	5,980	7,143	3,128	3,353	3,410
Net income	12,964	9,080	-8,067	1,869	10,278	4,222	5,011	2,222	2,337	2,484
EBITDA excluding non-recurring items	30,196	30,700	15,692	12,915	13,087	14,059	13,309	12,324	13,185	11,990
EBITDA	30,841	32,035	9,421	13,299	21,425	12,875	15,070	10,679	10,961	11,219
Depreciation, amortization, and write-downs	15,596	17,707	20,844	13,975	8,222	7,652	7,146	7,298	7,154	7,378
Balance sheets (SEK in millions)
Intangible fixed assets	70,493	61,820	68,106	26,816	25,198	2,146	1,844	1,566	1,809	941
Tangible fixed assets	47,542	49,161	56,172	47,314	43,807	33,318	34,801	39,239	38,366	37,703
Financial fixed assets	35,110	42,061	48,534	20,784	22,335	18,023	12,553	8,666	7,224	5,724
Current assets	39,873	37,018	33,844	33,277	31,375	23,117	18,080	16,439	15,116	14,093
Total assets	193,018	190,060	206,656	128,191	122,715	76,604	67,278	65,910	62,515	58,461
Shareholders' equity	121,656	112,393	108,829	59,885	55,988	32,893	29,344	25,487	24,413	23,083
Minority interests in equity	7,457	3,441	5,120	204	320	210	210	306	218	13
Provisions	13,402	15,297	18,406	13,107	11,351	10,488	7,735	12,262	14,146	17,122
Interest-bearing liabilities	24,675	30,554	44,732	29,124	34,042	16,057	13,553	14,813	9,837	4,513
Non-interest-bearing liabilities	25,828	28,375	29,569	25,871	21,014	16,956	16,436	13,042	13,901	13,730
Total shareholders' equity and liabilities	193,018	190,060	206,656	128,191	122,715	76,604	67,278	65,910	62,515	58,461
Capital employed	148,178	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420	40,357
Operating capital	127,244	120,006	137,113	70,150	75,042	39,160	34,921	39,192	37,013	34,161
Net debt	7,062	18,207	38,075	20,004	32,512	14,280	12,870	13,254	8,710	3,171
Net interest-bearing liability	3,741	8,847	25,034	10,661	20,235	7,527	6,767	14,609	13,534	12,065
Cash flows (SEK in millions)
Cash flow from operating activities	24,403	26,443	12,449	10,416	10,152	10,715	10,301	8,920	9,783	11,392
Cash flow from investing activities	-7,991	-3,443	-5,553	3,632	-37,121	-10,701	-8,967	-12,426	-14,744	-10,297
Cash flow before financing activities	16,412	23,000	6,896	14,048	-26,969	14	1,334	-3,506	-4,961	1,095
Cash flow from financing activities	-11,102	-16,412	-10,344	-6,608	26,818	1,005	-2,301	3,896	4,784	-1,144
Cash flow for the year	5,310	6,588	-3,448	7,440	-151	1,019	-967	390	-177	-49
Free cash flow	14,118	17,351	3,877	-6,506	-5,845	2,828	2,638	-707	1,480	2,868
Investments (SEK in millions)
CAPEX	10,356	9,373	14,345	17,713	16,580	7,701	7,663	9,637	8,304	8,524
Acquisitions	10,364	2,745	40,093	3,022	31,162	4,444	4,075	1,227	2,704	2,053
Total investments	20,720	12,118	54,438	20,735	47,742	12,145	11,738	10,864	11,008	10,577
Business ratios
EBITDA margin (%)	36.9	37.2	26.4	22.6	24.2	27.0	26.8	27.0	31.1	30.8
Operating margin (%)	22.9	17.8	-18.3	9.5	22.2	11.4	14.6	7.0	7.7	8.5
Return on sales (%)	15.8	11.0	-13.6	3.3	19.0	8.1	10.1	4.9	5.5	6.4
Depreciation, amortization, and write-downs as a percentage of net sales	19.0	21.5	35.0	24.4	15.2	14.7	14.4	16.0	16.9	18.9
CAPEX as a percentage of net sales	12.6	11.4	24.1	31.0	30.7	14.8	15.5	21.1	19.6	21.9
Total asset turnover (multiple)	0.43	0.42	0.36	0.46	0.54	0.72	0.74	0.71	0.70	0.69
Turnover of capital employed (multiple)	0.56	0.55	0.48	0.62	0.75	1.10	1.10	1.02	1.01	0.99
Return on assets (%)	10.5	8.7	-5.7	5.7	13.6	9.4	11.9	6.0	6.6	7.1
Return on capital employed (%)	13.8	11.6	-7.7	7.8	18.9	14.4	17.6	8.6	9.6	10.2
Return on equity (%)	11.6	8.5	-9.7	3.3	23.9	14.2	19.2	9.3	10.3	11.8
Equity/assets ratio (%)	60.1	56.7	51.8	46.2	44.4	41.0	41.5	36.8	37.2	37.8
Debt/equity ratio (multiple)	0.03	0.08	0.23	0.18	0.37	0.24	0.24	0.60	0.58	0.55
Interest coverage ratio (multiple)	7.6	5.1	-4.7	3.0	7.3	8.5	10.4	5.3	6.1	6.7
Self-financing rate (multiple)	1.18	2.18	0.23	0.50	0.21	0.88	0.88	0.82	0.89	1.08
Share data
Number of shares (millions)
-at the end of the period	4,675.2	4,675.2	4,605.8	3.001.2	3.001.2	8.8	8.8	8.8	8.8	8.8
-average, basic 1)	4,675.2	4,667.6	3,124.3	3,001.2	2,932.8	2,851.2	2,851.2	2,851.2	2,851.2	2,851.2
-average, diluted 1)	4,675.2	4,668.4	3,125.3	3,001.2	2,932.8	2,851.2	2,851.2	2,851.2	2,851.2	2,851.2
Basic and diluted earnings/loss per share (SEK)	2.77	1.95	-2.58	0.62	3.50	1.48	1.76	0.78	0.82	0.87
Cash dividend per share (SEK) 2)	1.20	1.00	0.40	0.20	0.50	0.52	0.49	0.42	0.40	0.35
Cash dividend per share (USD) 2, 3)	0.17	0.13	0.05	0.02	0.05	0.06	0.06	0.05	0.05	0.05
Total cash dividend (SEK in millions) 2)	5,610	4,675	1,870	600	1,501	1,470	1,400	1,210	1,152	1,000
Payout ratio (%)	43.3	51.4	n/a	32.1	14.3	34.8	27.9	54.5	49.3	40.3
Shareholders' equity per share (SEK)	26.02	24.04	23.63	19.95	18.66	11.54	10.29	8.94	8.56	8.10
Comparative figures under U.S. GAAP
Net sales (SEK in millions)	81,395	82,099	59,336	56,957	53,849	51,931	49,389	45,542	42,363	38,955
Net income (SEK in millions)	12,293	10,628	-8,755	4,443	9,991	4,218	3,600	2,133	2,288	2,485
Shareholders' equity (SEK in millions)	117,272	111,780	110,269	58,589	51,870	29,168	25,575	23,167	22,253	20,971
Balance sheet total (SEK in millions)	197,152	200,787	217,464	132,495	123,689	77,974	68,598	66,716	63,356	59,282
Basic and diluted earnings/loss per share (SEK)	2.63	2.28	-2.80	1.48	3.41	1.48	1.26	0.75	0.80	0.87

1)
Adjusted for 324-to-1 share split in 2000.
2)
For 2004 as proposed by the Board of Directors.
3)
Dividend amounts have been translated into USD at the Noon Buying Rate for the relevant dividend payment date except for the 2004 dividend, which amount has been translated into USD at the Noon Buying Rate on March 31, 2005.

TeliaSonera Group Operational Data	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Sweden
Mobile telephony, total subscriptions (thousands)	4,243	3,838	3,604	3,439	3,257	2,638	2,206	1,935	1,745	1,438
Mobile telephony, total GSM/UMTS (thousands)	4,117	3,706	3,467	3,295	3,076	2,348	1,703	1,180	824	463
Mobile telephony, total NMT (thousands)	126	132	137	144	181	290	503	755	921	975
Mobile telephony, outgoing traffic (millions of minutes)	3,814	3,313	3,201	3,016	2,591	2,089	1,745	1,554	1,221	1,046
Mobile telephony, incoming traffic (millions of minutes)	2,573	2,400	2,272	2,067	1,766	1,416	1,091	885	677	612
Mobile telephony, traffic per customer and month (minutes)	131	128	131	127	123	121	114	111	99	106
Mobile telephony, SMS messages (millions)	905	794	488	389	185	46	13	4	—	—
Mobile telephony, GSM churn (%)	10	11	12	8	8	9	14	12	n/a	n/a
Mobile telephony, ARPU (SEK)	227	252	262	285	308	332	362	345	366	399
Broadband ADSL/LAN, subscriptions (thousands)	526	394	317	194	27	2	—	—	—	—
Broadband dedicated access, subscriptions (thousands)	7	5	4	3	2	1	1	1	1	1
Internet dial-up access, subscriptions (thousands)	817	823	763	747	687	598	439	230	105	9
Fixed telephony, PSTN subscriptions (thousands)	5,390	5,493	5,579	5,663	5,783	5,889	5,965	6,010	6,032	6,013
Fixed telephony, ISDN channels (thousands)	725	790	836	922	838	630	424	244	129	49
Finland
Mobile telephony, total subscriptions (thousands)	2,297	2,428	2,790	239	149	33	8	—	—	—
of which Sonera	2,297	2,428	2,490	—	—	—	—	—	—	—
Mobile telephony, outgoing traffic (millions of minutes)	4,820	4,743	—	—	—	—	—	—	—	—
Mobile telephony, incoming traffic (millions of minutes)	2,147	2,090	—	—	—	—	—	—	—	—
Mobile telephony, traffic per customer and month (minutes)	253	232	—	—	—	—	—	—	—	—
Mobile telephony, SMS messages (millions)	993	832	—	—	—	—	—	—	—	—
Mobile telephony, GSM churn (%)	29	17	—	—	—	—	—	—	—	—
Mobile telephony, ARPU (EUR)	38	38	—	—	—	—	—	—	—	—
Broadband, subscriptions (thousands)	243	150	82	—	—	—	—	—	—	—
Internet dial-up access, subscriptions households (thousands)	113	149	181	—	—	—	—	—	—	—
Fixed telephony, PSTN subscriptions (thousands)	525	570	503	—	—	—	—	—	—	—
Fixed telephony, ISDN channels (thousands)	215	234	219	—	—	—	—	—	—	—
Norway
Mobile telephony, total subscriptions (thousands)	1,308	1,195	1,089	970	850	—	—	—	—	—
Mobile telephony, traffic per customer and month (minutes)	175	164	156	133	130	—	—	—	—	—
Mobile telephony, SMS messages (millions)	1,171	1,043	756	501	302	—	—	—	—	—
Mobile telephony, ARPU (NOK)	339	342	330	310	308	—	—	—	—	—
Denmark
Mobile telephony, total subscriptions (thousands)	1,115	472	421	288	263	170	112	—	—	—
Mobile telephony, SMS messages (millions)	2,542	1,041	175	61	39	23	—	—	—	—
Internet dial-up access, subscriptions (thousands)	43	28	34	n/a	n/a	n/a	n/a	n/a	—	—
Cable TV, subscriptions (thousands)	201	195	188	179	175	170	164	145	137	135
of which Internet broadband (thousands)	126	104	81	58	30	11	3	—	—	—
Fixed telephony, prefix and contract customers (thousands)	212	172	223	n/a	n/a	n/a	n/a	n/a	n/a	—
Baltic countries
Mobile telephony, subscriptions, Estonia (thousands)	595	—	—	—	—	—	—	—	—	—
Fixed telephony, subscriptions, Estonia (thousands)	426	—	—	—	—	—	—	—	—	—
Mobile telephony, subscriptions, Latvia (thousands)	649	534	447	—	—	—	—	—	—	—
Mobile telephony, subscriptions, Lithuania (thousands)	1,338	1,052	851	—	—	—	—	—	—	—
Fixed telephony, subscriptions, Lithuania (thousands)	819	828	936	—	—	—	—	—	—	—
Eurasia
Mobile telephony, subscriptions (thousands)	3,866	2,385	1,614	—	—	—	—	—	—	—
Human Resources
Number of employees as of December 31	29,082	26,694	29,173	17,149	29,868	30,643	30,593	32,549	34,192	33,065
Average number of employees during the year	25,381	26,188	17,277	24,979	30,307	29,546	31,320	33,930	34,031	32,825
of which, in Sweden	10,948	11,321	12,593	20,922	25,383	25,414	27,540	30,474	31,290	31,503
of which, in Finland	6,750	6,408	1,142	775	999	662	521	421	178	103
of which, in other countries	7,683	8,459	3,542	3,282	3,925	3,470	3,259	3,035	2,563	1,219
of which, women	11,427	10,936	7,546	9,196	11,521	11,268	11,486	13,703	12,416	12,822
of which, men	13,954	15,252	9,731	15,783	18,786	18,278	19,834	20,227	21,615	20,003
Salaries and remuneration (SEK in millions)	8,674	8,460	6,732	8,852	9,543	9,184	9,098	9,472	8,876	7,948
Employer's social security contributions (SEK in millions)	1,902	1,950	1,804	2,614	3,055	2,895	2,762	2,807	2,719	2,606
Salaries and employer's social security contributions as a percentage of operating costs	16.4	14.9	14.9	19.4	25.5	26.2	25.8	28.5	29.9	29.5
Net sales per employee (SEK in thousands)	3,228	3,147	3,443	2,290	1,784	1,764	1,583	1,346	1,247	1,187
Operating income per employee (SEK in thousands)	740	562	-631	219	396	201	230	95	96	100
Change in labor productivity (%)	10.8	-4.9	53.5	31.9	8.3	17.9	20.2	8.4	5.4	9.1
Net income per employee (SEK in thousands)	511	347	-467	75	339	143	160	65	69	76

Definitions

Concepts

EBITDA

        An abbreviation of "Earnings Before Interest, Tax, Depreciation and Amortization." Equals operating income before depreciation, amortization and write-downs and before income from associated companies.

Non-recurring items

        Non-recurring items include capital gains and losses, costs for phasing out operations, personnel redundancy costs, and non-capitalized expenses in conjunction with the merger with Sonera in 2002. Effective January 1, 2003, only capital gains/losses, write-downs, restructuring programs or similar that represent more than SEK 100 million on an individual basis, will be reported as non-recurring. Comparable periods have not been restated.

Adjusted equity

        Reported equity less the (proposed) dividend.

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

EBITDA margin

        EBITDA excluding non-recurring items expressed as a percentage of net sales.

Operating margin (EBIT margin)

        Operating income expressed as a percentage of net sales.

Return on sales

        Net income expressed as a percentage of net sales.

Total asset turnover

        Net sales divided by the average balance sheet total.

Turnover of capital employed

        Net sales divided by the average capital employed.

Return on assets

        Operating income plus financial revenues expressed as a percentage of the average balance sheet total.

Return on capital employed

        Operating income plus financial revenues expressed as a percentage of average capital employed.

Return on equity

        Net income expressed as a percentage of average adjusted equity.

Equity/assets ratio

        Adjusted equity expressed as a percentage of total assets.

Debt/equity ratio

        Net interest-bearing liability divided by adjusted equity.

Interest coverage ratio

        Operating income plus financial revenues divided by financial expenses.

Self-financing rate

        Cash flow from operating activities divided by gross investments.

Share data

        Earnings per share are based on the weighted average number of shares before and after dilution with potential ordinary shares, while shareholders' equity per share is based on the number of shares at the end of the period.

Pay-out ratio

        Dividend per share divided by basic earnings per share

ARPU

        Average monthly revenue per user.

Churn

        The number of post-paid customers that have left the company expressed as a percentage of the average number of post-paid customers.

Labor productivity

        Year-on-year percentage change in the ratio of net sales at fixed prices to the average number of full-time employees.

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

Risk Factors

        We operate in a broad range of geographic product and service markets in the highly competitive and regulated telecommunications industry. As a result, we are subject to a variety of risks and uncertainties. Set forth below is a description of some of the factors that may affect our business, financial condition and results of operations.

        Competition from a variety of sources, including current market participants, new entrants and new products and services, may adversely affect our results of operations.

        We are subject to substantial and historically increasing competition and price pressure. Competition has led to an increased customer churn and a decrease in customer growth rates as well as to declines in the prices we charge for our products and services and is expected to have similar effects in the future.

        Virtually all of our markets are characterized by direct and indirect competition. We have, for example, experienced significant competition in mobile voice services from new market entrants such as Hi3G Access AB (operating under the brand name "3"), which owns a UMTS license in Sweden, Norway and Denmark. We are also experiencing increased competition from non-traditional operators, including Mobile Virtual Network Operators (MVNOs), which are telecommunications service providers that typically do not own their own network infrastructure but, rather, lease capacity from network operators. In addition, our fixed network businesses face competition from mobile operators as a result of the trend of traditional users of fixed network services switching some or all of their demand to mobile phone services. This indirect competition is expected to increase as new services such as Internet telecommunications gain acceptance.

        In order to meet the increased competition we have launched a program to focus our service portfolio to reduce technical and organizational complexity, with the aim to seek growth in the selected services and to achieve a competitive cost level. There is, however, a risk that we will not be successful in implementing our program due to operational or regulatory reasons or otherwise.

        Further, our International Carrier business has historically been subject to fierce competition and severe price pressure. Should competition increase and such severe price pressure continue, we may face problems in restructuring our International Carrier business and as a result we may incur significant restructuring costs.

        We face structural impediments in continuing to grow our Nordic telecommunications business.

        The telecommunications industry in the Nordic countries is currently well developed relative to most other European countries. In particular, each of Denmark, Finland, Norway and Sweden has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate in the Nordic countries for many of our products and services will make it more difficult for us to match our previous subscriber growth or to achieve growth rates that are comparable to less developed markets.

        We operate in a highly regulated industry and changes in, or adverse applications of, the regulations affecting us could harm our business, financial condition and results of operations.

        Our mobile and fixed line telecommunications operations are subject to regulatory and licensing requirements at both the national level and the transnational level, such as by the European Union. If we are found not to have complied with applicable regulations, we may be subject to damage awards, fines, penalties, injunctions or suspensions. For example, in Finland we have received claims for damages in substantial amount for alleged excessive mobile termination fees charged since 1997.

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

        Competition in fixed voice access in Sweden can reduce our revenues and profitability. We currently have approximately 95 percent of the consumer fixed voice access market in Sweden, but in 2004 we opened up the fixed voice access market for competition by offering wholesale access services to other operators. Should the wholesale access services be regulated and required to be offered on terms and conditions that do not provide an adequate return on our investments, our revenues and profitability could be negatively affected.

        Further, a new regulatory regime will enter into force in Finland in March 2005 whereby tariffs for calls from a fixed telephone to a mobile telephone will be set by the fixed line operator and not, as is now the case, by the mobile operator. As we are mainly a mobile operator in Finland, the change is expected to have a negative impact on our revenues.

        Changes in legislation, regulation or government policy affecting our business activities, as well as decisions by competition and other regulatory authorities or courts, including granting, amending or revoking of licenses to us or other parties, could adversely affect our business and results.

        For further information regarding the regulatory regimes to which our business is subject, see "Information on the Company—Regulation."

        We have only limited control of our associated companies and the success of our investments in these companies depends on the actions of our co-owners.

        We conduct some of our activities, particularly outside of the Nordic region, through associated companies in which we do not have a controlling interest, such as Turkcell Iletisim Hizmetleri A.S. in Turkey, OAO MegaFon in Russia and Lattelekom SIA in Latvia and, as a result, we have limited influence over the conduct of these businesses. Under the governing documents for certain of these entities, our partners have control over or share control of key matters such as the approval of business plans and budgets, and decisions as to timing and amount of cash distributions. The risk of actions outside our or our associated company's control and adverse to our interests or disagreement or deadlock is inherent in jointly controlled entities. In Russia for instance, certain shareholders of MegaFon are involved in a dispute relating to the ownership of a 25.1 percent interest in MegaFon.

        As part of our strategy we may, where practical, increase our shareholdings in our associated companies. The implementation of such strategy, however, may be difficult due to a variety of factors, including factors beyond our control, such as willingness on the part of other existing shareholders to dispose or accept dilution of their shareholdings and, in the event we gain greater control, our ability to successfully manage the relevant businesses.

        In addition, the shareholding structure of our associated companies may change for reasons beyond our control. In Turkey, for example, regulatory actions affecting the other major shareholder in Turkcell, may have an impact on the ownership structure of Turkcell.

        We are subject to emerging market risks including that the value of our investments in telecommunications companies may be adversely affected by political, economic and legal developments.

        We have made a number of significant investments in telecommunications providers with operations in countries such as Turkey, Russia, Azerbaijan, Georgia, Kazakhstan and Moldova. The political, economic and legal systems in these countries historically have been less predictable than in countries with more developed institutional structures. For example, the political situation in each of the Eurasian countries in which Fintur has operations remains unstable. Each of these nations is experiencing, or in the past experienced, financial difficulties, including weak local currencies and high external debt.

        Other risks associated with operating in emerging market countries include foreign exchange restrictions, which could effectively prevent us from receiving profits or selling our investments. While none of the countries in which our international subsidiaries or associated companies are located currently have foreign exchange controls that affect us significantly, all of these countries have had such controls in the recent past and we cannot assure you that they will not reinstitute such controls in the future. Another risk is the potential establishment of foreign ownership restrictions.

        Changes in the economic, political, legal and regulatory environment and in our business plans or the business plans of our associated companies could cause us to take charges or otherwise adversely affect our results of operations and financial condition.

        Factors generally affecting the telecommunications and technology markets, including significant declines in stock prices and market capitalizations of market participants, and changes in the economic, regulatory, business or political environment, as well as our ongoing review and refinement of our business plans could adversely affect our affairs. In the future we may be required to recognize impairment charges with respect to assets if our expectations of future cash flows attributable to these assets change, including but not limited to goodwill and fair value adjustments we have recorded in the merger of Telia and Sonera, in our acquisition of NetCom, and in connection with other acquisitions we have made or may make in the future.

        In the past, we also have undertaken a number of restructuring and streamlining initiatives, including the restructuring of our Danish fixed network operations and the restructuring of our international carrier operations, which have resulted in substantial restructuring charges. We may undertake similar initiatives in the future.

        In addition to affecting our results of operations, these actions may adversely affect our ability to pay dividends. Under Swedish law, the amount of dividends that we may pay is generally limited to profits and other non-restricted reserves available at the end of the preceding fiscal year for our parent company or for the consolidated group, whichever is lower. Any write-down of intangible or other assets would have the effect of reducing, or possibly eliminating, our non-restricted reserves that are available to pay dividends.

        We may not realize the benefits we expect to derive from our investments in licenses and new technologies, including UMTS.

        We have made investments in UMTS licenses and have invested and expect to invest substantial amounts over the next several years in the upgrading and expansion of our networks. The success of these investments will depend on a variety of factors beyond our control, including the availability of new and attractive services, the costs associated with providing these services, the timing of their introduction and competition. For example, we cannot be certain that multimedia services will achieve acceptance in the market, or that the demand for such services will justify the related costs to develop, upgrade and maintain our networks, including our UMTS networks.

        Moreover, competition in this market could prove to be intense as a result of (1) new entrants such as MVNOs, which typically do not have their own network infrastructure and thus would not have our fixed cost burdens, (2) Wireless Local Area Network (WLAN) services, which are based on wireless short distance transmission networks and may be able to deliver wireless data services at a lower cost than UMTS in concentrated areas, and (3) operators using non-UMTS technological standards to deliver competitive services.

        Under the terms of our UMTS licenses and the licenses of our joint venture UMTS investments, we have agreed to make significant investments in UMTS networks. If we or our our UMTS joint ventures do not fulfill the conditions under such UMTS licenses or obtain their modification, such licenses could be revoked or, in certain cases, we could be subject to monetary penalties. For example, we have significant ongoing investment and guarantee obligations in connection with our investments in Xfera Móviles S.A. For further information relating to our financial obligations in connection with our international UMTS joint ventures, see "Report of the Directors—Liquidity and Capital Resources—Contractual Obligations."

        Our cooperation with Tele2 in connection with the build out and operation of a UMTS network in Sweden may not be successful.

        While we were not awarded a UMTS license in Sweden in connection with a license tender held by the Kingdom of Sweden in 2000, we have entered into a cooperation arrangement with Tele2 to build and operate a UMTS network in Sweden through our 50 percent owned associated company Svenska UMTS-nät AB, which has rights to the Swedish UMTS license originally granted to Tele2. We have made significant investments in and financial commitments to this venture. As this is a jointly controlled venture, there is a risk that the partners may disagree on important matters, including the funding of the company. This risk may be magnified because TeliaSonera and Tele2 are significant competitors. A disagreement or deadlock regarding the company or a breach by one of the parties of the material provisions of the cooperation arrangements could have a negative effect on our ability to pursue our UMTS strategy. In addition, the current exemption for Svenska UMTS-nät from the prohibition against anti-competitive agreements included in the Swedish Competition Act will expire in 2007. Thereafter, a reassessment of the cooperation will be made from a competition law perspective. Accordingly, there can be no assurance that the Swedish Competition Authority will not in the future change its view on the cooperation, which could have a material adverse effect upon Svenska UMTS-nät and our operations.

        As part of our strategy, we may seek to participate in the consolidation of the telecommunications industry through acquisitions, strategic alliances or business combinations. A failure to participate successfully in the consolidation of the industry could harm our business and results of operations.

        Our consolidation strategy entails a variety of risks that could negatively affect our business, our results of operations and our financial position. For example, due to competition in the identification of acquisition opportunities or strategic partners, we may make an acquisition or enter into a strategic alliance on unfavorable terms. There are also the risks that we will not be able to successfully integrate and manage any acquired company or strategic alliance, the acquisition or strategic alliance will fail to achieve the strategic benefits or synergies sought, and that management's attention will be diverted away from other ongoing business concerns. In addition, any potential acquisition could negatively affect our financial position, including our credit ratings, or, if made using our shares, dilute our existing shareholders.

        We are reliant upon a limited number of suppliers for the provision of important equipment and services.

        We are reliant upon certain suppliers, of which there are a limited number, to manufacture and supply network equipment and related software as well as handsets in our markets, to allow us to develop our networks and to offer our services on a commercial basis. We cannot be certain that we will be able to obtain network equipment or handsets from alternative suppliers on a timely basis if our existing suppliers are unable to satisfy our requirements. In addition, we currently outsource many of our key support services, including our network construction and maintenance in Sweden and Finland. The limited number of suppliers of these services and, the terms of our arrangements with current and future suppliers, may adversely affect us, including by restricting operational flexibility.

        MegaFon, our associated company operating in Russia, may not obtain future financing on satisfactory terms and may be adversely affected by weaknesses in its internal controls.

        MegaFon, a GSM operator in Russia in which we hold a 43.8 percent interest, may have to secure additional financing if it is to implement its current strategy of becoming a provider of nationwide GSM services in Russia. We may need to contribute additional capital to MegaFon and/or provide additional guarantees or offer forms of credit support to assist MegaFon in securing the necessary future financing. If MegaFon is unable to secure such financing on satisfactory terms or if the company is adversely affected by weaknesses in its internal controls, this may adversely affect MegaFon's growth prospects as well as the value we derive from our investment.

        Our consolidated revenues and profitability may decrease if the currencies in which we derive revenues weaken against the Swedish krona.

        A significant portion of our business is located outside of Sweden where the operations are conducted in currencies other than the Swedish krona. In addition, some of our associated companies, including Turkcell, operate under currencies that have in the past been relatively volatile and may therefore experience significant fluctuation against the Swedish krona. Any loss in value of any such currencies against the Swedish krona will have a negative impact when reflected in our Swedish krona-denominated financial statements.

        We may not be able to fully realize anticipated tax benefits resulting from earlier-recorded asset write-downs.

        We have a significant deferred tax asset resulting from the write-down of Sonera's UMTS investments in Germany and Italy in 2002. Although we currently estimate that the deferred tax asset can be realized in eight to nine years from 2002 under different scenarios, there can be no assurance of sufficient taxable income in Finland within this period. The major part of the deferred tax asset relates to tax loss carry-forwards in Finland, which expire after ten years.

        In addition, we have recorded deferred tax assets principally in connection with write-downs related to our international carrier operations in 2002 and 2004. There can be no assurance that we will be able to use these tax assets in full to reduce our tax obligations in the future.

        We may not be able to remain competitive and implement our strategy if we cannot recruit and retain skilled personnel.

        To remain competitive and implement our strategy, we will need to recruit and retain highly skilled employees with particular expertise. In particular, competition is intense for qualified telecommunications and information technology personnel in the Nordic countries and elsewhere. To a considerable extent, our ability to recruit and retain skilled personnel for growth business areas will depend on our ability to offer them competitive remuneration packages. If we cannot implement competitive remuneration packages, we may be unable to recruit and retain skilled employees, which may limit our ability to develop our high growth business areas and new business areas or remain competitive in our traditional business areas.

        Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage.

        Concern has been expressed that the electromagnetic signals from mobile handsets and base stations, which serve as the platform for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment, including automobile braking and steering systems. These concerns may intensify with time and as new products are introduced. Actual or perceived risks of mobile handsets or base stations and related publicity or litigation could reduce the growth rate, customer base or average usage per customer of our mobile communications services, may result in significant restrictions on the location and operation of base stations or could subject us to claims for damages, any of which could have a negative impact on our business, financial condition and results of operations.

        Our affairs and the market prices of our shares could be influenced significantly by actions of the Kingdom of Sweden and the Republic of Finland, whose interests may be different from other shareholders.

        The Kingdom of Sweden holds approximately 45 percent and the Republic of Finland holds approximately 13.7 percent of our shares. The Kingdom of Sweden and the Republic of Finland have, furthermore, agreed to consult each other with respect to voting on matters to be resolved by the shareholders at general meetings of the company. Accordingly, the Kingdom of Sweden, acting alone, may have and the Kingdom of Sweden and the Republic of Finland, if they should choose to act together, will have the power to influence matters submitted for a vote of shareholders, including the approval of the annual financial statements, declarations of dividends, capital increases in connection with acquisitions, and the election and removal of members of our board of directors. The interests of the Kingdom of Sweden and the Republic of Finland in deciding these matters and the factors they consider in exercising their votes could be different from the interests of our other shareholders.

        In addition, the Kingdom of Sweden is not under any contractual commitment that would restrict its ability to sell any shares and the republic of Finland has agreed not to sell any shares in TeliaSonera for a period of 180 days as from December 8, 2004 without a prior written consent of Morgan Stanley & Co. International Limited. It is currently not possible to assess the precise timing and manner of any future sales by the Kingdom of Sweden or the Republic of Finland of our shares. However, any sale by the Kingdom of Sweden or the Republic of Finland of a significant number of our shares, or the public perception that these sales could occur, may cause the market price of our shares to decline significantly and may also make it more difficult for us to issue new shares.

Supplemental Information

        The following information is provided for purposes of complying with certain requirements of the Form 20-F which are not satisfied in full by the information in the Swedish Annual Report.

Item 3.A Selected Financial Data—Exchange Rates

        The following table provides information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2005, the noon buying rate for SEK was USD 1.00 = SEK 7.0640. The annual average is computed using the noon buying rate on the last business day of each month.

USD/SEK exchange rate	Average	High	Low	Period end
Year
2000	9.1735	10.3600	8.3530	9.4440
2001	10.3425	11.0270	9.3250	10.4571
2002	9.7233	10.7290	8.6950	8.6950
2003	8.0828	8.7920	7.1950	7.1950
2004	7.3320	7.7725	6.5939	6.6687
Month
October 2004	7.2453	7.3825	7.0723	7.0974
November 2004	6.9257	7.1406	6.7007	6.7363
December 2004	6.6969	6.8043	6.5939	6.6687
January 2005	6.8991	7.0069	6.6855	6.9779
February 2005	6.9800	7.1114	6.8275	6.8275
March 2005	6.8954	7.0716	6.7312	7.0640

        The effects of exchange rate fluctuations are described in section "Financial Risk Management" in Note 30 to "Consolidated Financial Statements—IFRS."

Item 4.C Organizational Structure

        TeliaSonera AB is the ultimate parent company of the TeliaSonera Group and is also responsible for carrying out the Swedish fixed network operations. TeliaSonera carries out the remainder of its operations through subsidiaries, the most significant of which are listed below:

Name of company	Domicile	Ownership (%)		External net sales January-December 2004 (SEK in millions)
Parent company
TeliaSonera AB	Stockholm, Sweden	—		4,709
Significant subsidiaries
TeliaSonera Sverige AB	Stockholm, Sweden	100.0		32,440
TeliaSonera Finland Oyj	Helsinki, Finland	100.0		12,602
NetCom AS	Oslo, Norway	100.0		6,142
Fintur Holdings B.V.(1)	Rotterdam, the Netherlands	74.0	(1)	4,082	(2)
TeliaSonera Mobile Networks AB(2)	Nacka, Sweden	100.0		3,884	(3)
Sonera Mobile Networks Oy	Helsinki, Finland	100.0		2,708
Latvijas Mobilais Telefons SIA	Riga, Latvia	60.3	(1)	2,010
UAB Omnitel	Vilnius, Lithuania	100.0		2,002
AB Lietuvos Telekomas(1)	Vilnius, Lithuania	60.0		1,796	(2)
Auria Oy(1)	Loimaa, Finland	100.0		1,327	(2)
TeliaSonera International Carrier AB	Stockholm, Sweden	100.0		1,173
Sonera Carrier Networks Oy	Helsinki, Finland	100.0		1,103
AS EMT	Tallinn, Estonia	50.3		—	(4)
Elion Ettevõtted AS	Tallinn, Estonia	50.3		—	(4)

(1)
Including direct and indirect holdings

(2)
Including subsidiaries

(3)
Including Danish branch

(4)
Consolidated subsidiary as of December 28, 2004. Net sales are consolidated starting January 1, 2005.

Item 7.A Major Shareholders

        TeliaSonera terminated its ADS program in the first quarter of 2005 and, consequently, TeliaSonera only has one class of shares.

        Based on information received from the Finnish and Swedish book entry depository systems, Finnish Central Securities Depository Ltd and VPC AB, we estimate that as of December 31, 2004, there were approximately 950 registered holders of TeliaSonera shares in the United States.

Item 7.B Related Party Transactions

        We provide services to and obtain services and products from the Swedish and Finnish States, who are also our largest shareholders, on commercial terms. We have also purchased from and provided telecommunications and related services to certain of our associated companies on commercial terms. We have also provided guarantees on behalf of, and pledged our shares in, Svenska UMTS-nät, in which we have a 50 percent interest, and we have interest-bearing and non-interest bearing claims on

MegaFon, a company in which we hold a participating interest. For additional information on these related party transactions, see Note 9 to our consolidated financial statements.

Item 8.B Significant Changes

        No significant change has occurred since the date of our consolidated financial statements included in this annual report.

Item 9.A Offer and Listing Details

	Stockholm Stock Exchange(1) (SEK)		Helsinki Stock Exchange(2) (EUR)
Period
	High	Low	High	Low
Year
2000	94.00	49.60	—	—
2001	71.00	36.00	—	—
2002	48.60	21.10	4.15	3.30
2003	38.70	23.70	4.24	2.57
2004	42.20	29.50	4.73	3.22
2003
First Quarter	34.90	23.70	3.80	2.57
Second Quarter	34.00	24.00	3.70	2.60
Third Quarter	36.50	30.20	3.98	3.28
Fourth Quarter	38.70	32.40	4.24	3.61
2004
First Quarter	40.20	32.00	4.42	3.46
Second Quarter	35.40	29.50	3.87	3.22
Third Quarter	36.90	31.10	4.05	3.38
Fourth Quarter	42.20	35.30	4.73	3.89
2005
First Quarter	43.20	38.60	4.75	4.24
Month
October 2004	38.90	35.30	4.29	3.89
November 2004	42.20	38.00	4.73	4.19
December 2004	41.60	37.90	4.63	4.19
January 2005	41.20	38.60	4.54	4.25
February 2005	43.20	39.20	4.75	4.31
March 2005	42.20	38.70	4.61	4.24

(1)
Beginning June 13, 2000

(2)
From December 9, 2002

Item 10.B Memorandum and Articles of Association

Organization and Register

        TeliaSonera is a public limited company organized under the laws of Sweden. TeliaSonera is registered in the Swedish Companies Registration Office under the company registration number 556103-4249.

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

Possible Unavailability of Pre-Emptive Rights For U.S. Holders

        U.S. holders of TeliaSonera shares may not be able to exercise any preemptive rights and preferential rights in respect of their shares unless a registration statement under the Securities Act of 1933, as amended, is effective with respect to these rights or an exemption from the registration requirements thereunder is available.

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

        Voting rights may not be exercised by a shareholder if such shareholder's shares are registered in the name of a nominee. Beneficial owners whose shares are registered in the name of a nominee, may vote such shares provided that such holder or owner arranges to have his or her name temporarily entered in the register of shareholders as of the record date of meeting, which must be on the tenth day prior to a general meeting.

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

Item 10.C Material Contracts

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

        In September 2002, Svenska UMTS-nät signed a SEK 11 billion term loan and revolving credit facility, which amount was decreased to SEK 7 and further to SEK 5.3 billion in September 2003 and February 2005, respectively, for the construction of its UMTS network infrastructure in Sweden. TeliaSonera and Tele2 have each severally but not jointly guaranteed up to a maximum of SEK 2.65 billion of the principal amount borrowed by Svenska UMTS-nät under the credit facility and have pledged their shares in Svenska UMTS-nät as security for such amount. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either TeliaSonera or Tele2 ceases to hold, directly or indirectly, 50 percent of Svenska UMTS-nät, unless the lenders provide their advance consent. TeliaSonera is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät.

Item 10.D Exchange Controls

        There are currently no Swedish laws, which may affect the import or export of capital, or the remittance of interest or other payments.

Item 10.E Taxation

        The following summary is based on the tax laws of Sweden and the United States and the U.S.—Sweden Tax Treaty as of the date of this report, and is subject to changes in Swedish or U.S. law, including changes that could have a retroactive effect. The following summary is not exhaustive and does not take into account or discuss the tax laws of any countries other than Sweden or the United States. Prospective investors and current holders of TeliaSonera shares or TeliaSonera warrants are advised to consult their own tax advisors as to Swedish, U.S. or other tax consequences of the purchase, ownership and disposition of TeliaSonera shares, including, in particular, the effect of tax laws in any other jurisdiction.

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

        The Board has the intention to propose to the AGM a repurchase of shares. In case the AGM decides in accordance with the Board's proposal, a description of tax aspects for the shareholders is included into the document describing the repurchase offer.

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

United States Federal Income Taxation

        The following is a description of the material U.S. federal income tax consequences of the ownership of our shares. The description addresses only the U.S. federal income tax consequences to U.S. holders (as defined below) who hold our shares as capital assets. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

  •
  a tax-exempt organization,

  •
  a life insurance company,

  •
  a person liable for alternative minimum tax,

  •
  a person that actually or constructively owns 10% or more of our voting stock,

  •
  a person that holds shares as part of a straddle or a hedging or conversion transaction, or

  •
  a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

        Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the ownership of shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect on the date hereof. All of the foregoing is subject to change, possibly with retroactive effect.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of our shares that, for U.S. federal income tax purposes, is:

  •
  a citizen or resident of the United States,

  •
  a domestic corporation or other entity taxable as a corporation

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source or

  •
  a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.

        You should consult your own tax advisor regarding the United States federal, state and local and the Swedish and other tax consequences of owning and disposing of shares in your particular circumstances.

Taxation of Dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

        You must include any Swedish tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Swedish kroner payments made, determined at the spot Swedish kroner/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

        Subject to certain limitations, the Swedish tax withheld in accordance with the Treaty and paid over to Sweden will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Swedish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability

        Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be "passive" or "financial services" income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

        Distributions of additional shares to you with respect to shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Sale or Exchange of Shares

        Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

        We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Item 10.H Documents on Display

        The documents referred to in this report can be read at the Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. Copies may also be obtained from the SEC website at http://www.sec.gov.

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

        (b)   Internal Control over Financial Reporting. There were no changes in the Group's internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

Item 16.C Principal Accountant Fees and Services

        No professional services and other services have been approved by using the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

        In 2004, one of our former auditors, Ernst & Young, disclosed to us that an affiliated firm had provided services for one of our subsidiaries that may have been prohibited by the SEC's auditor independence rules. The aggregate fees for the service were less than USD 7,000 each year during 2001-2004. The audit committee reviewed the information provided by Ernst & Young and determined that it was reasonable to conclude that Ernst & Young's independence was not affected by this matter.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELIASONERA AB
April 7, 2005	By:	/s/ ANDERS IGEL Name: Anders Igel Title: President and Chief Executive Officer
	By:	/s/ KIM IGNATIUS Name: Kim Ignatius Title: Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

TELIASONERA AB
Exhibits to Form 20-F

1
Articles of Association of TeliaSonera AB.

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

4.3
Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).

4.4
Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).

4.5
Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4).

4.6
Registration Rights Agreement, dated as of September 27, 2002, between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).

6
See Note 20 to Consolidated Financial Statements—IFRS, section Earnings per share.

7
For definitions of certain ratios used in this report, see Ten-Year Summary.

8
For significant subsidiaries as of the end of the year covered by this annual report, see Supplemental Information, Item 4.C—Organizational Structure.

12.1
Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2
Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1
Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2
Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

QuickLinks

Contents
Cross Reference to Form 20-F
Presentation and Reconciliation of Non-GAAP Financial Information
Forward-looking Statements
Information on the Company
Contents
Shareholder Information
Corporate Governance
Report of the Directors
Contents
Consolidated Income Statements—IFRS
Consolidated Balance Sheets—IFRS
Consolidated Cash Flow Statements—IFRS
Consolidated Statements of Changes in Shareholders' Equity—IFRS
TeliaSonera Notes to Consolidated Financial Statements—IFRS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firms
Report of Independent Registered Public Accounting Firm
Report of Independent Auditors
Ten-Year Summary
Definitions
Risk Factors
Supplemental Information
SIGNATURES
SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 TELIASONERA AB Exhibits to Form 20-F