Form 20-F
period 2005-12-31
TELIASONERA AB
filed 2006-04-06
CIK 1169870

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Shares, nominal value SEK 3.20: 4,490,457,213

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2), has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which statement item the registrant has elected to follow. Item 17 ☒    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

TeliaSonera AB is a public limited liability company incorporated under the laws of Sweden. TeliaSonera was created as a result of the merger of Telia AB and Sonera Corporation in December 2002. In this annual report, references to “Group,” “Company,” “we,” “our,” “TeliaSonera” and “us” refer to TeliaSonera AB or TeliaSonera AB together with its subsidiaries, depending upon the context.

In this document, information about market share and penetration for each country is based on our estimations. The market share is based on the number of subscriptions, except for Sweden where the market share is based on the estimated net sales of market participants. Penetration is based on, for mobile services, the number of SIM cards as a percentage of population, for fixed voice services, the number of subscriptions as a percentage of population, and for Internet and broadband services, the number of subscriptions as a percentage of households.

Cross Reference to Form 20-F

The following cross reference table indicates where information required by Form 20-F may be found in this document.

Form 20-F Item Heading		Location in this document	Page No.
PART I
1	Identity of Directors, Senior Management and Advisors	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	A Selected Financial Data	Ten-Year Summary	180
		Supplemental Information Item 3.A—Selected Financial Data— Exchange Rates	185
	B Capitalization and Indebtedness	Not applicable
	C Reason for the Offer and Use of Proceeds	Not applicable
	D Risk Factors	Risk Factors	51
4	Information on the Company
	A History and Development of the Company	Operating and Financial Review and Prospects Liquidity and Capital Resources— Acquisitions, Investments and Divestitures	39
		Liquidity and Capital Resources—Cash Flows	38
		Information on the Company History and Development of the Company	7
	B Business Overview	Information on the Company	7
	C Organizational Structure	Supplemental Information Item 4.C—Organizational Structure	186
	D Property, Plants and Equipment	Notes to Consolidated Financial Statements Note 16 Property, Plant and Equipment, in particular section “Buildings and land”	97
		Note 27 Leasing Agreements, section “TeliaSonera as lessee”	128
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	A Operating Results	Non-GAAP Financial Information	6
		Operating and Financial Review and Prospects Financial Results	33
	B Liquidity and Capital Resources	Operating and Financial Review and Prospects Liquidity and Capital Resources	38
		Notes to Consolidated Financial Statements Note 22 Financial Instruments and Financial Risk Management	109
	C Research and Development, Patents and Licenses	Operating and Financial Review and Prospects Research and Development	46
		Information on the Company Licenses and Networks	15
	D Trend Information	Operating and Financial Review and Prospects Trend Information	47
	E Off-Balance Sheet Arrangements	Operating and Financial Review and Prospects Liquidity and Capital Resources—Off-Balance Sheet Arrangements	42
		Notes to Consolidated Financial Statements Note 28 Contingencies, Other Contractual Obligations and Litigation, section “Dependency on third parties”	134

Form 20-F Item Heading		Location in this document	Page No.
	F Tabular Disclosure of Contractual Obligations	Operating and Financial Review and Prospects Liquidity and Capital Resources—Contractual Obligations	40
6	Directors, Senior Management and Employees
	A Directors and Senior Management	Corporate Governance	23
	B Compensation	Corporate Governance Salary structure within TeliaSonera	30
		Notes to Consolidated Financial Statements Note 31 Human Resources, sections “Remuneration to corporate officers” and “Stock-based compensation”	145
		Note 4 Significant Accounting Policies, section “Provisions for pensions and employment contracts”	73
	C Board Practices	Corporate Governance Responsibilities and duties of the Board of Directors	26
		Work of the Board of Directors during 2005	26
	D Employees	Information on the Company Overview	7
		Notes to Consolidated Financial Statements Note 31 Human Resources	143
	E Share Ownership	Corporate Governance Composition of the Board of Directors	23
		Executive Management and Group Vice Presidents	28
		Notes to Consolidated Financial Statements Note 31 Human Resources, section “Remuneration to corporate officers”	145
7	Major Shareholders and Related Party Transactions
	A Major Shareholders	Shareholder Information	20
		Supplemental Information Item 7.A—Major Shareholders	186
	B Related Party Transactions	Supplemental Information Item 7.B—Related Party Transactions	186
		Notes to Consolidated Financial Statements Note 10 Related Party Transactions	81
	C Interests of Experts and Counsel	Not applicable
8	Financial Information
	A Consolidated Statements and Other Financial Information	Consolidated Financial Statements See also Item 17	56
		Operating and Financial Review and Prospects Legal and Regulatory Proceedings	45
		Shareholder Information	20
	B Significant Changes	Supplemental Information Item 8.B—Significant Changes	187
9	The Offer and Listing
	A Offer and Listing Details	Supplemental Information Item 9.A—Offer and Listing Details	187
	B Plan of Distribution	Not applicable
	C Markets	Shareholder Information	20
	D Selling Shareholders	Not applicable
	E Dilution	Not applicable
	F Expenses of the Issue	Not applicable

Form 20-F Item Heading		Location in this document	Page No.
10	Additional Information
	A Share Capital	Not applicable
	B Memorandum and Articles of Association	Supplemental Information Item 10.B—Memorandum and Articles of Association	187
	C Material Contracts	Supplemental Information Item 10.C—Material Contracts	191
	D Exchange Controls	Supplemental Information Item 10.D—Exchange Controls	191
	E Taxation	Supplemental Information Item 10.E—Taxation	191
	F Dividends and Paying Agents	Not applicable
	G Statement by Experts	Not applicable
	H Documents on Display	Supplemental Information Item 10.H—Documents on Display	196
	I Subsidiary Information	Not applicable
11	Quantitative and Qualitative Disclosures About Market Risks	Operating and Financial Review and Prospects Financial Risk Management	42
		Notes to Consolidated Financial Statements Note 22 Financial Instruments and Financial Risk Management	109
PART II
12	Description of Securities Other than Equity Securities	Not applicable
13	Defaults, Dividend Arrearages and Delinquencies	None
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
15	Controls and Procedures	Supplemental Information Item 15—Controls and Procedures	196
16A	Audit Committee Financial Expert	Corporate Governance Responsibilities and duties of the Board of Directors	26
16B	Code of Ethics	Corporate Governance Code of ethics	31
16C	Principal Accountants Fees and Services	Notes to Consolidated Financial Statements Note 33 Auditors’ Fees and Services	158
		Supplemental Information Item 16.C—Principal Accountants Fees and Services	196
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Supplemental Information Item 16.E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers	197
PART III
17	Financial Statements	Consolidated Income Statements	57
		Consolidated Balance Sheets	58
		Consolidated Cash Flow Statements	59
		Consolidated Statements of Changes in Equity	60
		Notes to Consolidated Financial Statements	61
		Reports of Independent Registered Public Accounting Firms	178
18	Financial Statements	Not applicable

Form 20-F Item Heading		Location in this document	Page No.
19	Exhibits
1

Articles of Association of TeliaSonera AB (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the period ended December 31, 2004, filed by TeliaSonera AB with the Securities and Exchange Commission on April 7, 2005)

4.1

Combination Agreement, dated as of March 26, 2002, by and between Telia AB and Sonera Corporation (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Telia AB with the Securities and Exchange Commission on October 1, 2002 (the “Form F-4”)).

	4.2	Amendment to the Combination Agreement, dated as of September 27, 2002, by and between Telia and Sonera (incorporated herein by reference to Exhibit 2.2 to the Form F-4).
	4.3	Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).
	4.4	Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).
	4.5	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4).
	4.6	Registration Rights Agreement, dated as of September 27, 2002, between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).
	6	See Note 21 to Consolidated Financial Statements, section “Earnings per share and dividends.”	109
	7	For definitions of certain ratios used in this report, see Ten-Year Summary.	180
	8	For significant subsidiaries as of the end of the year covered by this annual report, see Supplemental Information, Item 4.C—Organizational Structure.	186
	12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act 2002.
	12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
	13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
	13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Forward-looking Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and can be identified by the context, including the use of forward-looking terminology such as the words “believe,” “expect,” “seek,” “plan,” “intend,” “anticipate,” “estimate,” or “predict.” These statements are based on current plans, estimates and projections. Forward-looking statements involve inherent risks and uncertainties. A number of factors, including factors beyond the control or knowledge of TeliaSonera, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

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

•       fluctuations in interest rates, exchange rates, currency devaluations and other macroeconomic factors, including governmental actions such as devaluations; and

•       other factors, including those described under “Risk Factors.”

We undertake no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Information

In this document, we use non-GAAP financial measures called “EBITDA” and “EBITDA excluding non-recurring items” in addition to the presentation of operating income. We believe that especially “EBITDA excluding non-recurring items” is a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, we have presented “EBITDA excluding non-recurring items” to enhance understanding of our operating performance in 2005, 2004 and 2003. See Note 30 to our consolidated financial statements for more details and the reconciliation of “EBITDA excluding non-recurring items” to operating income.

Additionally, we present a non-GAAP financial measure called “free cash flow,” which we define as cash flow from operating activities less cash used to acquire intangible assets and property, plant and equipment. We believe that “free cash flow” is a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, we have presented “free cash flow” to enhance understanding of our cash flow generation in 2005, 2004 and 2003. However, our definition of “free cash flow” may not be directly comparable to other similarly titled measures for other companies.

Information on the Company

Overview

We are the leading provider of telecommunications services in the Nordic and Baltic region. We are also a leading provider of mobile services in Eurasia and have significant holdings in leading mobile operators in Turkey and Russia. For the year ended December 31, 2005, our net sales amounted to SEK 87.7 billion and our operating income to SEK 17.5 billion, and we had on average approximately 27,400 employees. For detailed information on our employees, see Note 31 to our consolidated financial statements.

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

We present our segment information based on the following principally geographical-based reporting units: (1) Sweden, (2) Finland, (3) Norway, (4) Denmark (5) the Baltic countries, (6) Eurasia, (7) Russia, (8) Turkey, and (9) Other operations, which comprise TeliaSonera International Carrier and TeliaSonera Holding.

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

Strategic Focus

Our strategy is based on dual opportunities stemming from operations in markets with different degrees of maturity. In the more mature home markets in the Nordic and Baltic countries our strategic priorities are to create growth via new mobile and IP-based services and offers, increase simplicity in services and consider selected acquisitions. In addition, we will maintain profitability via the ongoing programs to achieve competitive cost levels and the focusing of the service portfolio. In the more emerging International Mobile operations in Eurasia, Russia and Turkey our strategy is to exploit the inherent growth and enhance the value of the companies. Based on the current strengths in these regions, complementary acquisitions can be considered, which may lead to additional growth.

By taking advantage of the opportunities available in our two different markets, the Group creates value development that gives us the strength to actively participate in a future consolidation of the European market.

The strong multidomestic presence of our operations enhances our strength from a more global perspective and provides us with not only regional economies of scale but also the opportunity to lead the migration from fixed to mobile and IP-based services.

We are also focusing on developing the commercial competence that a customer-driven company with a focus on mobile and IP-based services requires.

Business Structure

We operate as an integrated company with country based profit centers and strong corporate Head Office control over group matters. The independence of the profit centers is limited by corporate control mainly to exploit synergies and scale advantages. A customer perspective analysis is the basis for decision making in profit centers and on group level.

The geographic profit centers have full profit responsibility for their business and are responsible for all operations, including marketing, sales, product and service development as well as production and network operations, unless decisions are made to exploit group synergies and scale advantages. In the latter case, certain operations are shared between profit centers and costs are allocated accordingly. The profit centers make autonomous operational decisions within the framework of centrally established corporate policies and road maps. Within the geographic profit centers, operations are organized based on the offerings in each market and vary according to the demands of the local market.

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

Markets and Operations

The following tables present a summary of our operations, our market position and our main competitors in each of the markets we operate, as of December 31, 2005.

Mobile customers and competition by market

Country	Population (1)	Pene- tration (2)	Our main brands	Owner- ship(3)	Market share(4)	Sub- scriptions(5)		Of which pre-paid		Growth (6)	Main competitors (7)
	(million)	(%)		(%)	(%)	(thousand)		(%)		(%)
Consolidated
Sweden	9.0	101	Telia, Halebop	100.0	52	4,387		55		3.4	Tele2, Telenor, “3”
Finland	5.3	99	Sonera, Tele Finland	100.0	47	2,507		4		9.1	Elisa, DNA
Norway	4.6	104	NetCom, Chess	100.0	34	1,651		35		26.2	Telenor, Tele2
Denmark	5.4	97	Telia	100.0	22	1,154		27		3.5	TDC, Sonofon, Debitel
Lithuania	3.4	112	Omnitel, Ezys	100.0	49	1,889		59		41.2	Bite, Tele2
Latvia	2.3	71	Latvijas Mobilais Telefons	60.3	45	735		34		13.3	Tele2, Zetcom
Estonia	1.3	106	EMT, Diil	50.3	47	677		40		13.8	Tele2, Elisa
Kazakhstan	14.8	33	KCell	51.0	67	3,320		73		85.0	K-mobile, Altel, Dalacom
Azerbaijan	8.4	27	Azercell	51.3	78	1,741		95		34.9	Bakcell
Georgia	4.5	30	Geocell	83.2	49	715		91		48.6	Magticom
Moldova	3.5	23	Moldcell	100.0	47	370		84		23.7	Voxtel
Total	62.5					19,146		53		24.2
Associated companies
Russia	143.2	87	MegaFon	43.8	18	22,836		36		67.3	MTS, Vimpelcom
Turkey	73.2	60	Turkcell	37.3	64	26,700	(8)	80		19.7	Telsim, Avea
Ukraine	46.5	64	life:)	20.3 (9)	5	1,300	(8)	n/a	(10)	n/a	Kyivstar, UMC
Total	262.9					50,836		61		41.4

(1)             Source: UN Common Database, estimate as of December 31, 2005. Except for Moldova, where the local official statistics are used.

(2)             Estimated penetration rate as of December 31, 2005, measured as the number of SIM cards divided by the amount of population. Rates between countries may not be directly comparable especially due to many pre-paid customers holding more than one pre-paid SIM card at a time. The higher the share of pre-paid customers on the market, the higher the SIM card penetration rate is likely to be. Source: TeliaSonera estimates.

(3)             Ownership as of December 31, 2005. For Estonia, our ownership has increased in 2006 and was 53.7 percent as of March 2, 2006. For Kazakhstan, Azerbaijan, Georgia and Moldova, the number indicates Fintur Holding B.V’s ownership in the four companies. We hold directly and indirectly 74.0 percent in Fintur Holdings. For other companies, the number indicates our share of net income of the company, including both direct and indirect ownership.

(4)             Based on the number of subscriptions on the market, except for Sweden where market share is based on estimated net sales of the market participants. Source: TeliaSonera estimates.

(5)             Excluding customers through service providers operating in our networks. Amount of customers as of December 31, 2005, except for Turkey and Ukraine as of September 30, 2005.

(6)             Growth in the amount of subscriptions between December 31, 2004 and December 31, 2005, except for Turkey between September 30, 2004 and September 30, 2005.

(7)             Competitors with at least a five percent market share.

(8)             As of September 30, 2005. We report our holding in Turkcell with a one-quarter lag. As of December 31, 2005, Turkcell had 27.9 million customers in Turkey and 2.5 million customers in Ukraine.

(9)             Through our ownership in Turkcell.

(10)       Information not available.

Fixed voice customers and competition by market

Country	Population (1)	Pene- tration (2)	Our main brand	Owner- ship(3)	Market share(4)	End customer subscriptions	Change (5)	Main competitors (6)
	(million)	(%)		(%)	(%)	(thousand)	(%)
Consolidated
Sweden	9.0	70	Telia	100.0	53	5,036	-17.6	Tele2, Telenor
Finland	5.3	40	Sonera, Auria	100.0	31	647	-12.6	Elisa, Finnet
Denmark	5.4	63	Telia	100.0	5	195	-8.0	TDC, Tele2
Lithuania	3.4	23	Lietuvos Telekomas	60.0	99	798	-2.6	—
Estonia	1.3	31	Elion	50.3	85	388	-8.9	Tele2, Starman
Total	24.4					7,064	-15.0
Associated companies
Latvia	2.3	27	Lattelekom	49.0	98	624	-1.1	—

(1)             Source: UN Common Database, estimate as of December 31, 2005.

(2)             Estimated penetration rate as of December 31, 2005, measured as the number of subscriptions divided by the amount of population. Source: TeliaSonera estimates.

(3)             Ownership as of December 31, 2005. For Estonia, our ownership has increased in 2006 and was 53.7 percent as of March 2, 2006.

(4)             Based on the number of subscriptions on the market, except for Sweden where market share is based on estimated net sales of the market participants from fixed voice traffic. Source: TeliaSonera estimates.

(5)             Change in the amount of subscriptions between December 31, 2004 and December 31, 2005.

(6)             Competitors with at least a five percent market share.

Internet and broadband customers and competition by market

Country	Population(1)	Pene- tration (2)	Our main brand	Owner- ship(3)	Market share(4)	Sub- scriptions(5)	Of which broadband	Growth (6)	Main competitors (7)
	(million)	(%)		(%)	(%)	(thousand)	(%)	(%)
Consolidated
Sweden	9.0	81	Telia	100.0	41	1,439	50	6.6	Telenor, Com Hem, UPC
Finland	5.3	56	Sonera	100.0	32	426	82	19.7	Elisa, Finnet, HTV
Denmark	5.4	40	Telia, Telia Stofa	100.0	14	151	100	19.8	TDC, Tele2, Cybercity
Lithuania	3.4	6	Lietuvos Telekomas	60.0	45	126	83	46.5	Skynet, Telerena, Balticum TV
Estonia	1.3	32	Elion	50.3	50	121	88	22.2	Tele2,
									Starman
Total	24.4					2,263	63	12.2
Associated companies
Latvia	2.3	13	Lattelekom	49.0	30	68	100	74.4	Baltkom TV, Izzi

(1)             Source: UN Common Database, estimate as of December 31, 2005.

(2)             Estimated consumer broadband household penetration rate as of December 31, 2005, measured as the number of consumer subscriptions divided by the number of households. Source: TeliaSonera estimates.

(3)             Ownership as of December 31, 2005. For Estonia, our ownership has increased in 2006 and was 53.7 percent as of March 2, 2006.

(4)             Estimated broadband market share. Based on the number of subscriptions on the market, except for Sweden where market share is based on estimated net sales of the market participants from consumer broadband services. Source: TeliaSonera estimates.

(5)             Including dial-up Internet and broadband access. In Denmark and Latvia, only broadband access.

(6)             Growth in the amount of subscriptions between December 31, 2004 and December 31, 2005.

(7)             Competitors in broadband with at least a five percent market share.

We are subject to substantial and historically increasing competition. Virtually all of our markets are characterized by direct and indirect competition. The scope and the potential financial impact of increasing competition are further discussed in “Risk Factors.”

Sweden

In Sweden, we offer a wide range of mobile, fixed voice, datacom, Internet and broadband services for businesses, consumers and organizations and also provide wholesale services to operators and service providers. We do business on the retail market under the brands Telia and Halebop and market wholesale products under the brands Skanova and Telia. We are the leader in Sweden within all our product areas. The Swedish market represented approximately 44 percent of our consolidated net sales in 2005.

Finland

In Finland, we offer a wide range of mobile, fixed voice, datacom, Internet and broadband services for businesses, consumers and organizations and also provide wholesale services to operators and service providers. We do business on the Finnish market under the brands Sonera, Auria and Tele Finland. We are the leading provider in Finland of mobile, broadband and corporate data services and one of the three largest operators in fixed voice services. The Finnish market represented approximately 18 percent of our consolidated net sales in 2005.

Norway

We are the second largest mobile operator on the Norwegian market, where we offer mobile services under the NetCom and Chess brands. We acquired the service operator Chess in November 2005, and are in the process of gradually transferring the traffic of Chess customers into our network. The Norwegian market represented approximately eight percent of our consolidated net sales in 2005.

Denmark

We offer both mobile and fixed services, cable TV services and broadband Internet access in Denmark. We offer mobile and fixed voice services under the Telia brand and cable TV and broadband services under the Telia Stofa brand. We have completed the integration of our Danish mobile operations and the Orange Denmark operations which we acquired in  October 2004. We are the third largest mobile operator, the third largest provider of fixed voice to end users, the second largest provider of broadband services, and the second largest cable TV operator in Denmark. The Danish market represented approximately eight percent of our consolidated net sales in 2005.

The Baltic Countries

We offer mobile, fixed voice, Internet and broadband services in each of the three Baltic countries. In Lithuania, we offer mobile services under the Omnitel brand and fixed network services through Lietuvos Telekomas, our 60 percent owned subsidiary, which is also listed on the Vilnius and London stock exchanges. In Latvia, we offer mobile services through our 60.3 percent owned subsidiary Latvijas Mobilais Telefons and fixed network services through Lattelekom, a 49 percent owned associated company. In Estonia, we offer mobile services through EMT and fixed line services through Elion, both of which are 53.7 percent owned subsidiaries. Eesti Telekom, the holding company for EMT and Elion, is listed on the Tallinn and London stock exchanges. The Baltic markets represented approximately ten percent of our consolidated net sales in 2005.

Eurasia

We offer mobile services in four Eurasian countries through Fintur, in which we have a direct and indirect 74.0 percent interest. Fintur’s other shareholder is Turkcell, our associated company in Turkey. In Kazakhstan, Fintur owns 51 percent of the country’s leading mobile operator, KCell. In Azerbaijan, Fintur owns 51.3 percent of the country’s leading mobile operator, Azercell. In Georgia, Fintur owns 83.2 percent of Geocell, the country’s second largest mobile operator. In Moldova, Fintur holds 100 percent of Moldcell, the country’s second largest mobile operator. The Eurasian markets represented approximately seven percent of our consolidated net sales in 2005.

Russia

We have a combined direct and indirect 43.8 percent interest in MegaFon, the third largest mobile operator in Russia. MegaFon is a pan-Russian operator offering mobile services in 76 of the 88 federal regions, with licenses covering all the 88 federal regions. The other major shareholders in MegaFon are OJSC Telecominvest, OJSC CT-Mobile, and IPOC International Growth Fund Limited. We do not consolidate MegaFon but include it as an associated company in our operating income.

Turkey

We have a combined direct and indirect 37.3 percent interest in Turkcell, the largest mobile operator in Turkey. Turkcell has also established a subsidiary in Ukraine with a local partner, which launched mobile operations in February 2005. Turkcell is listed on the Istanbul and New York stock exchanges. The other major shareholders are Cukurova Group, an industry conglomerate in Turkey, which has a combined direct and indirect 27.1 percent interest, and Alfa Group Consortium, an industry conglomerate in Russia, which, through Cukurova, purportedly has an indirect 13.2 percent interest. We have disputed Cukurova’s right to sell the 13.2 percent indirect stake to Alfa as a breach of shareholders’ agreement and a previous share sale agreement with us, and have initiated arbitration proceedings. We do not consolidate Turkcell but include it as an associated company in our operating income.

Other operations

Other operations includes TeliaSonera International Carrier, which comprises our international wholesale telecommunications operations, and TeliaSonera Holding, which comprises our non-core/non-strategic operations to be restructured, wound up or sold.

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

TeliaSonera Holding currently manages approximately 110 investments, including investments in subsidiaries, associated companies and other minority holdings. Our overall goal is to restructure, wind up, liquidate or sell all or a portion of our interest in the businesses managed by TeliaSonera Holding. In addition, we may also from time to time transfer businesses from our profit centers to be managed by TeliaSonera Holding.

Other operations represented approximately four percent of our consolidated net sales in 2005.

Marketing and Distribution

We are the leading telecommunications operator in the Nordic and Baltic region. To maintain and improve our market position in the Nordic and Baltic region we market our services to residential and business subscribers through sales agents, our own retailers in Sweden and Finland, independent distributors and resellers in all countries, and over the Internet via our local web sites. We believe that our Internet channels provide a lower cost means of marketing our products and services than more traditional distribution and service channels. In each of the Nordic and Baltic countries, we operate using local brands.

Each of our subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova, and our associated companies in Russia, Turkey and Ukraine, operates using its own local brand and sells its services through its own retail stores and/or external resellers.

We offer wholesale carrier services under the TeliaSonera International Carrier brand, and sell our services primarily through our direct sales force.

Licenses and Networks

The following table presents the significant mobile network licenses held by our subsidiaries and associated companies and information on the related network infrastructure:

Country	License type		License expiration date	Network type	Network coverage		Date when commercial services started
					(% of population)
Consolidated operations
Sweden	1G		December 2007	NMT 450	99		October 1981
	2G		December 2010	GSM 900/1800	99		November 1992
	3G	(1)	December 2015	UMTS	90		March 2004
Finland	2G		November 2017	GSM 900/1800	99		March 1992
	3G		March 2019	UMTS	25		October 2004
Norway	2G		December 2017	GSM 900	99	(2)	September 1993
	2G		March 2010	GSM 1800	99	(2)	—
	3G		December 2012	UMTS	76		March 2005
Denmark	2G		February 2011	GSM 900	99	(2)	—
	2G		June 2007	GSM 1800	99	(2)	February 1998
	3G		October 2021	UMTS	—		No date set yet
Lithuania	2G		October 2007	GSM 900	99	(2)	March 1995
	2G		September 2008	GSM 1800	99	(2)	—
	3G		February 2026	UMTS	—		February 2006
Latvia	2G		January 2016	GSM 900/1800	98	(2)	January 1995
	3G		December 2017	UMTS	32		December 2004
Estonia	2G		December 2010	GSM 900/1800	99		January 1995
	3G		July 2013	UMTS	20		October 2005
Kazakhstan	2G		June 2013	GSM 900	62		February 1999
Azerbaijan	2G		December 2016	GSM 900	99		December 1996
Georgia	2G		April 2007	GSM 900	96	(2)	March 1997
	2G		August 2009	GSM 900/1800	96	(2)	—
	2G		May 2013	GSM 900	96	(2)	—
Moldova	2G		November 2014	GSM 900	89		May 2000
Associated companies
Russia	2G		2008-2011(3)	GSM 900/1800	n/a	(4)	December 1994
Turkey	2G		April 2023	GSM 900	100	(5)	February 1994
Ukraine	2G		November 2020	GSM 900	66	(2)	January 2006
	2G		June 2008	GSM 1800	66	(2)	February 2005

(1)             Our network sharing agreement in Sweden, established in 2001, gives us access to the UMTS license of our Swedish associated company, Svenska UMTS-nät AB, of which we own 50 percent. The other shareholder is Tele2.

(2)             Combined GSM 900/1800 coverage.

(3)             Several regional licenses.

(4)             Information not available.

(5)             100% of population living in cities and towns of 5,000 or more.

We have UMTS licenses in Finland, Norway, Denmark, the three Baltic countries, and access to a UMTS license in Sweden through our network sharing agreement with Tele2. No UMTS licenses have yet been issued in Kazakhstan, Azerbaijan, Moldova, Russia and Turkey. In Georgia, one UMTS license has been issued to our main competitor, Magticom, after a license auction held in 2005. In Ukraine, one UMTS license has been issued to Ukrtelecom, the national fixed line operator.

In Denmark, following our acquisition of Orange Denmark, we returned one of our two UMTS licenses to the Danish regulator in January 2005. We have not yet determined the timing of the launch for our third generation services in Denmark. We also currently hold two sets of GSM 900/1800 licenses and frequencies in Denmark, following our acquisition of Orange Denmark. The Danish regulator issued a decision on November 11, 2005 that one set of GSM 900/1800 licenses and frequencies shall be returned by October 1, 2006. We have filed an appeal on the decision, and estimate that returning one set of licenses and frequencies would result in additional network investments of approximately DKK 75 million, in order to maintain the present service quality.

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

Our Baltic companies’ fixed line networks feature all-digital transmission; mainly digital local switching, all-digital trunk and international switching with wide access to ISDN; IP/Ethernet network; wide broadband access; and ATM and Frame Relay Network.

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

In 2002, the European Parliament and the Council adopted a new regulatory framework for electronic communications networks and services (the “EU Communications Framework”), which applies to the types of telecommunications services that we offer. It aims to bring the sector-specific rules for electronic communications more into line with the general competition rules. Under the related Framework Directive, the definition of significant market power is based on the concept of a dominant position used in EU competition law. It embraces single company dominance and joint dominance, and ex ante regulatory measures are intended to redress identified competition concerns.

National regulatory authorities (NRAs), including those in the countries in which we operate, are expected to undertake a market analysis on the basis of markets listed in so-called Relevant Market Recommendations established by the European Commission. The present Recommendation comprises 18 markets that the NRAs must analyze. NRAs then determine and designate companies having significant market power (SMP) within those markets. They can also impose or maintain ex ante sector-specific obligations when ex post remedies of competition law are not adequate to meet the market problems identified. Possible obligations could include inter alia transparency, accounting separation, network access and price control. If a market is found to be effectively competitive, existing obligations should, according to regulatory framework, be withdrawn.

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

In December 2005, a political agreement was reached at EU level on a Directive on data retention. On February 21, 2006, the Directive was approved by the Council of the European Union. The Directive will require all 25 member states to impose obligations on the telecommunications service and network providers operating in their jurisdiction to retain traffic data and location data for law enforcement purposes. Depending on the national transpositions of the Directive, there may be adverse economic effects on our operations. Following entry into force of the Directive, member states will have as a general rule 18 months in which to comply with its provisions.

Implementation of EU Communications Framework

Sweden

In Sweden, the Act on Electronic Communication implements the legislation relating to the EU Communications Framework. In 2005, the Swedish NRA published final SMP decisions on the retail markets for access to the public telephone network and on the market for wholesale terminating segments of leased lines. In these markets the NRA imposed obligations on TeliaSonera. On the retail markets for telephone services and the wholesale market for access to mobile networks, TeliaSonera was not found to have SMP status, and hence no obligations were imposed. On the wholesale market for international roaming, preliminary assessments were published for consultation in January 2006. Final decisions on two remaining markets are expected in 2006. A decision on the market for wholesale broadband access (bit stream access) in 2004 has been stayed after appeal by TeliaSonera, with a decision in lower Court expected during 2006.

Finland

In Finland, we are subject to the Communications Market Act, the Act on the Protection of Privacy in Electronic Communications, and related regulations, decrees and administrative decisions, which implement the EU Communications Framework.

The Finnish NRA has published during 2004 and 2005 its SMP decisions on all 18 relevant markets. TeliaSonera and its competitors are subject to obligations in the following markets: access to the fixed network and local telephone services (retail markets), call origination and call termination on individual fixed networks, wholesale unbundled access, regional transit in the fixed network, wholesale terminating segments of leased lines, wholesale broadband access and voice call termination on individual mobile networks. Markets for access and call origination on public mobile networks, wholesale national market for international roaming, wholesale trunk segments of leased lines, retail international telephone services and retail national telephone services were found competitive.

An amendment to the Communications Market Act was approved by the Finnish Parliament in December 2005, allowing operators to offer subsidised 3G-handsets to end customers. The amendment will enter into force on April 1, 2006.

Other

In Denmark, the Danish NRA made several market analyses and published SMP decisions during 2005. Telia was designated an SMP operator in the wholesale markets of fixed and mobile termination, and on January 24, 2006, the NRA imposed price controls resulting in a 33 percent phased reduction over a two-year period for the mobile termination price. The latter decision has been appealed by TeliaSonera.

In Norway, NetCom has been designated an SMP operator in the market for mobile termination. In September 2005, the Norwegian NRA imposed a reduction of NetCom’s termination price of NOK 0.18 in total in a phased reduction starting November 1, 2005. NetCom has appealed the decision and a stay of execution has been granted.

In Latvia and Lithuania, legislation which implements the EU Communications Framework entered into force during 2004, whereas in Estonia the implementation was delayed until January 1, 2005. During 2005, the SMP process has started in all the Baltic countries. In Lithuania, Omnitel was designated as an SMP operator in the market of mobile termination and a number of obligations were imposed. The decision has been appealed by TeliaSonera.

Implementation of pricing restrictions such as fixed or cost-based pricing or other obligations by the NRAs on us in any of the jurisdictions we operate might have an adverse effect on our business, financial condition and results of operations.

Competition Laws

We are subject to the competition laws of the countries in which we operate, in particular Swedish, Finnish and EU competition laws.

The European Union

The EU competition rules set out in the EC Treaty and EU legislation are binding on EU member states and are therefore applicable to our operations in the EU. If those rules are breached, the European Commission may impose fines of up to ten percent of a company’s revenues on a consolidated basis in the preceding financial year. Regulation 1/2003 on the implementation of the rules on competition laid down in Articles 81 and 82 of the EC Treaty, which entered into force on May 1, 2004, may lead to a more rigorous application of the EU competition rules at the national level. The European Commission has prepared notices and guidelines implementing Regulation 1/2003. The EU competition rules will remain applicable to restrictions on competition which may have an appreciable effect on trade between member states.

So long as the Kingdom of Sweden exercises a significant influence over our company, the European Commission could bring proceedings against us directly, under Articles 81 and 82 of the EC Treaty, or bring proceedings against the Kingdom of Sweden under Article 86 of the EC Treaty, to ensure that we comply with EU competition rules. This means that we might face two different proceedings, the latter of which we could not directly influence and to which we would not be a party.

Given that the Swedish State and the Finnish State hold 45.3 percent and 13.7 percent of our outstanding shares, respectively, there is always a risk that our competitors might allege that our transactions with the Finnish State or the Swedish State involve an element of state aid, or that the European Commission may launch a formal investigation of such a transaction on its own initiative. The European Commission has the power to order suspension of aid payments and require the recovery of aid already granted, including accrued interest. These rules do not apply when a state contributes capital in circumstances that would be acceptable to a private investor operating under normal market economy conditions.

Sweden

The Competition Act has been harmonized with Regulation 1/2003 and the implementing amendments entered into force in July 2004. The Swedish Competition Authority is empowered to issue injunctions, and to enjoin a party to discontinue immediately practices that are not permitted under the

Competition Act. The Swedish Competition Authority and the Swedish NRA cooperate to facilitate investigations of anti-competitive behavior in the telecommunications services sector.

Finland

The Act on Competition Restrictions has been harmonized with Regulation 1/2003 and the implementing amendments entered into force in May 2004. The Finnish Competition Authority is empowered to issue injunctions, and to enjoin a party to discontinue immediately practices that are not permitted under the Act on Competition Restrictions.

International Obligations

Over 70 member countries of the World Trade Organization (WTO) have entered into a Basic Telecommunications Agreement (BTA) to provide market access to some or all of their basic telecommunications services. The BTA took effect in February 1998. Signatories under the BTA have made commitments to provide “market access”, requiring them to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors, and to provide “national treatment” by ensuring that foreign telecommunications service suppliers are accorded the same treatment as national service suppliers. In addition, a number of signatories, including Sweden and Finland, have agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.

Environmental Matters

The principal environmental impact of our operations arises from vehicle use, travel, transport, energy use and the consumption and use of materials. Pursuant to European Union legislation, we may be responsible for the recycling costs of used telephone poles and cleaning up of impregnation sites in several of the jurisdictions in which we operate.

Shareholder Information

The Board of Directors and the CEO propose to the Annual General Meeting (AGM) an increase of the ordinary dividend to SEK 1.25 per share (1.20) due to the strong earnings in 2005 and the expected earnings improvement for 2006. The proposed dividend totals SEK 5,613 million, which is in line with our policy to distribute 30-50 percent of net income, excluding minority interests. The Board of Directors and the CEO also recommend an extraordinary dividend of SEK 2.25 per share as a part of the distribution of capital to shareholders.

TeliaSonera has previously communicated that the company, in addition to the ordinary dividend, plans to distribute SEK 30 billion to shareholders during the period 2005-2007. The amount may be adjusted if attractive investment opportunities arise that are beyond the current plan.

As a first step, SEK 10,163 million was distributed during 2005 through the repurchase of shares in a public offer that entitled shareholders to sell every twenty-fifth share at a price of SEK 55 per share, which corresponded to a premium of approximately 33 percent. A total of 184,774,856 shares were sold by shareholders in the repurchase offer, representing a response rate of 98.8 percent. The payments for the repurchased shares were made in the beginning of July 2005. The Board of Directors proposes to the AGM that the shares acquired through the repurchase offer be cancelled.

As a second step in the distribution of capital to shareholders, the Board of Directors and the CEO decided to propose to the AGM a transfer of SEK 10,104 million to shareholders during 2006. The method proposed for the distribution is an extraordinary dividend of SEK 2.25 per share. Payment of the extraordinary dividend is proposed to take place at the same time as the ordinary dividend.

Price Development and Trading Volumes

TeliaSonera’s share price on Stockholm Stock Exchange rose during 2005 from SEK 39.80 to SEK 42.70. On average, 15 million shares were traded per trading day, corresponding to a value of SEK 585 million per day.

TeliaSonera’s market capitalization totaled SEK 200 billion at year-end, which is 5.7 percent of the total value of Stockholm Stock Exchange. The development of the share price during 2005 and during the three-year period between 2003-2005 was weaker than Stockholm Stock Exchange on average. On Dow Jones STOXX Telecommunications index, which includes the larger telecom operators in Europe, the TeliaSonera share measured over a three-year period was approximately in line with the industry index.

The number of shareholders decreased during the year from 822,306 to 745,172. TeliaSonera acquired 4.0 percent of the total number of shares through the repurchase offer, which decreased the number of outstanding shares to 4,490,457,213. The Swedish and Finnish states’ holdings as a percentage of the outstanding shares remained unchanged, 45.3 and 13.7 percent, respectively. Holdings outside of Sweden and Finland increased from 12.1 percent to 12.8 percent. At year-end, Swedish private investors owned 3.2 percent (3.5) and Finnish private investors 2.2 percent (2.4) of the outstanding shares. Swedish institutional investors owned 19.7 percent (19.1) of the outstanding shares and Finnish institutional investors owned 3.2 percent (3.9).

The TeliaSonera Share

Listing: Stockholm Stock Exchange and Helsinki Stock Exchange

Stockholm Stock Exchange:
Ticker symbol	TLSN
Highest price 2005	SEK 43.40
Lowest price 2005	SEK 35.50
At close 2005	SEK 42.70
Shares traded 2005, volume	3,786 million
Shares traded 2005, value	SEK 148 billion
Market capitalization Dec 31, 2005	SEK 200 billion
Helsinki Stock Exchange:
Ticker symbol	TLS1V
Shares traded 2005, volume	361 million
Shares traded 2005, value	EUR 1.5 billion

Nasdaq:
TeliaSonera terminated the listing of the company’s ADSs (American Depository Shares) on Nasdaq on August 6, 2004, in light of the low trading level and high costs.

The Largest Shareholders

As of December 31, 2005 Shareholder	Number of outstanding shares(1)	Percent of outstanding shares/votes
Swedish State(2)	2,033,547,131	45.3
Finnish State(2)	616,128,221	13.7
Robur funds	113,463,161	2.5
SHB/SPP funds	84,566,646	1.9
SEB funds	80,575,748	1.8
Nordea funds	50,897,140	1.1
Skandia Liv	49,447,181	1.1
SEB—Trygg Försäkring	45,775,720	1.0
Alecta	44,330,000	1.0
AFA Försäkring	42,179,250	0.9
Shareholders outside Sweden and Finland(3)	573,540,010	12.8
Total other shareholders	756,007,005	16.8
Total shares outstanding	4,490,457,213	100.0
Repurchased shares (treasury shares)(4)	184,774,856
Total shares issued	4,675,232,069

Source: SIS Ägarservice AB

(1)          Each share of TeliaSonera represents one vote at the general meeting of shareholders and no shareholder has any special voting rights.

(2)          In connection with the merger between Telia and Sonera, the Kingdom of Sweden and the Republic of Finland entered into a shareholders’ agreement with respect to their shareholdings in TeliaSonera and consult with each other from time to time on certain matters related to their shareholdings.

(3)          Of which as nominees: State Street Bank and Trust 79,088,636 shares and JP Morgan Chase Bank 74,898,436 shares.

(4)          The Board of Directors proposes to the AGM that the shares acquired through the repurchase offer be cancelled.

The Largest Countries by Number of Shares

As of December 31, 2005 Country	Number of outstanding shares	Percent of outstanding shares/votes
Sweden	3,059,125,066	68.1
Finland	857,792,137	19.1
United States	176,243,877	3.9
United Kingdom	173,614,375	3.9
Luxembourg	49,442,905	1.1
France	24,174,952	0.5
Germany	22,846,455	0.5
Netherlands	20,441,256	0.5
Norway	15,264,871	0.3
Ireland	14,640,829	0.3
Total others	76,870,490	1.7
Total shares outstanding	4,490,457,213	100.0

Source: Swedish Central Security Depository (VPC)

Changes in Issued Share Capital

	Number of shares	Par value, SEK/ share	Share capital, SEK thousand
Share capital, Dec 31, 2001	3,001,200,000	3.20	9,603,840
- New share issue, Dec 3, 2002	1,604,556,725	3.20	5,134,582
Share capital, Dec 31, 2002	4,605,756,725	3.20	14,738,422
- New share issue, Feb 10, 2003	69,475,344	3.20	222,321
Share capital, Dec 31, 2003	4,675,232,069	3.20	14,960,743
Share capital, Dec 31, 2004	4,675,232,069	3.20	14,960,743
Share capital, Dec 31, 2005(1)	4,675,232,069	3.20	14,960,743

(1)          Includes 184,774,856 treasury shares, which the Board of Directors proposes to the AGM be cancelled. In case the cancellation is approved by the AGM, share capital will decrease by SEK 591,280 thousand.

Corporate Governance

TeliaSonera is a Swedish public limited liability company with its Annual General Meeting (AGM) as its highest decision-making body.

Composition of the Board of Directors

TeliaSonera’s Board of Directors consists of eight members elected by the AGM, serving one-year terms. The members elected by the AGM are considered to be independent in relation to the company and to the shareholders. The Board of Directors also includes three employee representatives, with an additional employee representative being entitled to be present at board meetings but not having the right to vote. The employee representatives are not considered to be independent members.

The composition of the Board of Directors and the shareholdings and biographies of the members of the Board of Directors is set forth below:

Name	Year born	Number of shares owned as of February 8, 2006		Position
Ordinary Members:
Tom von Weymarn	1944	4,316		Chairman
Carl Bennet	1951	10,560	(1)	Vice Chairman
Eva Liljeblom	1958	999		Director
Lennart Låftman	1945	—		Director
Sven-Christer Nilsson	1944	—		Director
Timo Peltola	1946	3,000		Director
Paul Smits	1946	—		Director
Caroline Sundewall	1958	2,000		Director
Yvonne Karlsson	1959	175		Director(2)
Berith Westman	1945	1,000		Director(2)
Elof Isaksson	1942	750	(1)	Director(2)
Deputy Members:
Magnus Brattström	1953	—		Deputy Director(2)
Stefan Carlsson	1956	650		Deputy Director(2)
Arja Kovin	1964	—		Deputy Director(2)

(1)          Including shareholdings by spouse and/or affiliated persons.

(2)          Employee representative appointed by the trade unions.

Below is a summary biography of the members of the board of directors of TeliaSonera:

Tom von Weymarn is the Chairman of the Board of TeliaSonera. Mr. von Weymarn was elected to the Board of Directors of TeliaSonera in 2002. He has participated in all 17 meetings of the Board of Directors of TeliaSonera in 2005. Mr. von Weymarn is the Chairman of the Remuneration Committee of TeliaSonera and has participated in all three meetings of the Committee in 2005. Mr. von Weymarn is also a member of the Audit Committee of TeliaSonera and has participated in all six meetings of the Committee in 2005. In addition to being a member of the Board of Directors of TeliaSonera, Mr. von Weymarn is the Chairman of the Board of Directors of Lännen Tehtaat Oyj and Turku Science Park Oy, a board member of OKO Bank Oyj, Kaukomarkkinat Oy, CPS Color Group Oy, Hydrios Biotechnology Oy, a member of the Supervisory Board of Industri Kapital and a shareholder and board member of Boardman Oy. Mr. von Weymarn served as the President and Chief Executive Officer of Oy Rettig Ab between 1997 and 2004, as Executive Vice President of Cultor Oyj between 1991 and 1997 and as a Director of Oy Karl

Fazer Ab between 1983 and 1991, the last two years as President and Chief Executive Officer of Oy Karl Fazer Ab. Mr. von Weymarn holds a Master of Science degree in Chemical Engineering.

Carl Bennet is the Vice Chairman of the Board of Directors of TeliaSonera. Mr. Bennet was elected to the TeliaSonera Board of Directors in 2000. Mr. Bennet has participated in all 17 meetings of the Board of Directors of TeliaSonera in 2005. Mr. Bennet is a member of the Remuneration Committee of TeliaSonera and has participated in all three meetings of the Committee in 2005. In addition to being a member of the Board of Directors of TeliaSonera, Mr. Bennet is the Chairman of the Boards of Directors of Elanders AB, Getinge AB, Lifco AB, Sorb Industri AB and the Swedish National Agency for Higher Education and the Vice Chairman of the Boards of Directors of Boliden AB and SNS (Center for Business and Policy Studies). Mr. Bennet is a member of the Board of AMS (the National Labor Market Board) and SSAB and also a member of the Swedish Government’s Research Advisory Council. Mr. Bennet served as President and Chief Executive Officer of Getinge AB between 1989 and 1997. Mr. Bennet holds a Bachelor of Science degree in Economics.

Eva Liljeblom was elected to the Board of Directors of TeliaSonera in 2002. Ms. Liljeblom has participated in all 17 meetings of the Board of Directors of TeliaSonera in 2005. Ms. Liljeblom is a member of the Audit Committee of TeliaSonera and has participated in all six meetings of the Committee in 2005. In addition to being a member of the Board of Directors of TeliaSonera, Ms. Liljeblom is Professor of Finance and the Head of the Department of Finance and Statistics at the Swedish School of Economics and Business Administration in Helsinki, Finland. Furthermore, Ms. Liljeblom is a member of the Boards of Directors of Stockmann Oyj, Fennia Mutual Insurance Company and Municipal Finance (Kuntarahoitus). Ms. Liljeblom is also the Official Controller of the HEX-indexes for the OMX and Chairman of the Investment Committee of the Finnish Government Pension Fund. Ms. Liljeblom is also a member of the investment committee for the State Pension Fund Global in Norway. Ms. Liljeblom holds a Doctor degree in Economics.

Lennart Låftman was elected to the Board of Directors of TeliaSonera in 2004. Mr. Låftman has participated in all 17 meetings of the Board of Directors of TeliaSonera in 2005. Mr. Låftman is a member of the Remuneration Committee of TeliaSonera and has participated in all three meetings of the Committee in 2005. In addition to being a member of the Board of Directors of TeliaSonera, Mr. Låftman is the Chairman of the Pension Fund of Vattenfall, Stiftelsen Framtidens Kultur, Stadshagen Fastighets AB, Intervalor AB and Plena AB. He is also a Deputy Chairman of the Board of Directors of the Swedish Foundation for Strategic Research and a non-executive director of several non-listed companies and foundations. Mr. Låftman served as Chief Executive Officer of Affärsvärlden between 1977 and 1984 and in the management of pension funds between 1984 and 1991 and between 1996 and 1998. Mr. Låftman holds a Bachelor of Science degree in Economics.

Sven-Christer Nilsson was elected to the Board of Directors of TeliaSonera in 2003. Mr. Nilsson participated in all 17 meetings of the Board of Directors in 2005. Mr. Nilsson is a member of the Audit Committee of TeliaSonera and has participated in all six meetings of the Committee in 2005. He has held various executive positions within Saab-Scania AB, Computer and Electronics Group and Telefonaktiebolaget LM Ericsson, where he served as Chief Executive Officer and President 1998 - 1999. In addition to being a member of the Board of Directors of TeliaSonera, Mr. Nilsson is a member of the Boards of Directors of Assa Abloy AB, CEVA, Inc., I3 Micro Technologies AB, and Innovationsbron AB. Mr. Nilsson also serves as the Chairman of the Boards of Directors of Swedish ICT Research AB and the Swedish Public Broadcasting Foundation. Mr. Nilsson holds a Bachelor of Science degree.

Timo Peltola was elected to the Board of Directors of TeliaSonera in 2004. Mr. Peltola has participated in 15 of the 17 meetings of the Board of Directors of TeliaSonera in 2005. Mr. Peltola is a member of the Remuneration Committee of TeliaSonera and has participated in all three meetings of the Committee in 2005. In addition to being a member of the Board of Directors of TeliaSonera, Mr. Peltola has been the President and CEO of the packaging company Huhtamäki Oyj until 2004. He is also the Chairman of the Board of Directors of Neste Oil Oyj and AW-Energy Oy, Deputy Chairman of the Board of Directors of Nordea Bank AB, member of the Board of Scandinavian Airlines, Chairman of the Management Council for Keskinäinen Vakuutusyhtiö Ilmarinen, as well as a member of the Management Council for Suomen Messut. Mr. Peltola is also a member of the Advisory Board of CVC Capital Partners. Mr. Peltola holds a Doctor degree in Economics hc.

Paul Smits was elected to the Board of Directors of TeliaSonera in 2003. Mr. Smits has participated in 16 of the 17 Board of Directors meetings of TeliaSonera in 2005. Mr. Smits was the Chairman of the Board of Directors and Chief Executive Officer of Royal KPN N.V. between 2000 and 2002. In addition to being a board member of TeliaSonera, Mr. Smits is Chairman of the Supervisory Board of Telfort N.V. (Amsterdam), a member of the Supervisory Boards of Enertel B.V. Rotterdam, Unit 4 Agresso, Byelex B.V. Rotterdam and Feyenoord Rotterdam N.V., Chairman of the Advisory Board of Media Plaza, and Chairman of the Board of Stichting Centrale Discotheek Rotterdam. Mr. Smits holds a Master degree in Electronic Engineering.

Caroline Sundewall was elected to the TeliaSonera Board of Directors in 2001. Ms. Sundewall has participated in 16 of the 17 Board of Directors meetings of TeliaSonera in 2005. Ms. Sundewall is a Chairman of the Audit Committee of TeliaSonera and has participated in all six meetings of the Committee in 2005. In addition to being a member of the TeliaSonera Board of Directors, Ms. Sundewall is a board member of Föreningssparbanken AB, Electrolux AB, Strålfors AB, Haldex AB, Lifco AB and Aktiemarknadsbolagens Förening. Ms. Sundewall has previously served as business editor for Finanstidningen and business commentator and business editor of Sydsvenska Dagbladet. Ms. Sundewall has also held the position of business controller of Ratos AB. Ms. Sundewall holds a Bachelor of Science degree in Economics.

Yvonne Karlsson, an employee representative, was appointed by the trade union to the Board of Directors of TeliaSonera in 2002. Ms. Karlsson has participated in 14 of the 17 Board of Directors meetings of TeliaSonera in 2005.In addition to being a member of the Board of Directors of TeliaSonera, Ms. Karlsson is the Vice Chairman of the Swedish Union of Clerical and Technical Employees in Industry, telecommunications section (SIF-TELE).

Berith Westman, an employee representative, was appointed by the trade union to the Board of Directors of TeliaSonera in 1993. Ms. Westman has participated in 13 of the 17 Board of Directors meetings of TeliaSonera in 2005.In addition to being a member of the Board of Directors of TeliaSonera, Ms. Westman is the Chairman of SIF-TELE and a board member of Telia Pension Fund.

Elof Isaksson, an employee representative, was appointed by the trade union to the Board of Directors of TeliaSonera in 2000. Mr. Isaksson has participated in all 17 meetings of the Board of Directors of TeliaSonera in 2005. In addition to being a member of the Board of Directors of TeliaSonera, Mr. Isaksson is the Chairman of the Union of Service and Communication Employees within TeliaSonera, SEKO TELE, and a board member of the Telia Pension Fund.

Below is a summary biography of the deputy members of the TeliaSonera board of directors:

Magnus Brattström, an employee representative, was appointed by the trade union SEKO TELE to serve as a deputy member of the Board of Directors of TeliaSonera in 2001.

Stefan Carlsson, an employee representative, was appointed by the trade union SIF-TELE to serve as a deputy member of the Board of Directors of TeliaSonera in 2002.

Arja Kovin, an employee representative, was appointed by the trade union SIF-TELE to serve as a deputy member of the Board of Directors of TeliaSonera in 2002.

No member or deputy member of the board of directors currently holds a management position in TeliaSonera. No member or deputy member of the board of directors has a family relationship with any other board member or any group management member.

No board member has been elected pursuant to an arrangement or understanding between us and any major shareholder, customer, supplier or other person.

Responsibilities and duties of the Board of Directors

The Board of Directors is responsible for the company’s organization and the management of the company’s business, which means that the Board of Directors determines the Group’s general strategy and makes strategic decisions.

The AGM elects the Chairman and Deputy Chairman from among the Board members. The Board of Directors appoints the Chief Executive Officer, CEO, and issues guidelines for his management of the Group.

The guidelines for the work of the Board of Directors are set down in standing orders. The standing orders contain rules regarding the number of ordinary Board meetings (at least five per calendar year), the business on the agenda of ordinary Board meetings, responsibilities within the Board, including the duties of the Chairman of the Board, division of responsibilities of the members of the Board and the CEO, and how work is carried out in committees.

To improve efficiency of the board work, the Board has appointed two committees with special tasks. These committees handle business within their respective areas and present recommendations and reports on which the Board may base its actions. However, all members of the Board of Directors have the same responsibility for decisions made irrespective of whether the issue in question has been reviewed in a committee or not. The following committees have been appointed:

Remuneration Committee.   Handles issues regarding salary and other remuneration to the CEO, executive management and group vice presidents and incentive programs that target a broader group of employees. The Committee consists of Tom von Weymarn (chairman), Carl Bennet, Lennart Låftman and Timo Peltola.

Audit Committee.   Reviews the Group’s financial information, financial reporting processes and systems for internal financial controls. The Committee consists of Caroline Sundewall (chairman), Eva Liljeblom, Sven-Christer Nilsson and Tom von Weymarn. All Committee members are considered to be independent and qualify as financial experts.

Work of the Board of Directors during 2005

The Board of Directors held seven ordinary meetings and ten extra meetings during the year.

In addition to following up the day-to-day business of the Group, the Board of Directors focused on the following areas during 2005:

•       value creating strategic options,

•       defining targets for the operations,

•       associated companies in Russia and Turkey,

•       control over financial reporting,

•       restructuring of operations in Sweden and Finland,

•       development of competencies and succession planning,

•       company acquisitions, and

•       remuneration issues.

TeliaSonera’s General Counsel Jan Henrik Ahrnell served as secretary at the meetings.

Evaluation of the Board of Directors’ work

The Board of Directors has engaged external consultants to evaluate the Board’s work. The Board has discussed the results of the evaluation.

External auditors

TeliaSonera’s external auditors are appointed by the AGM and it is their task to audit the Group’s financial reporting as well as the Board’s and CEO’s management of the Group. The auditors report to the shareholders at the AGM.

At the AGM 2004, PricewaterhouseCoopers AB was appointed as auditors for TeliaSonera. At the same time, it was decided that the auditors’ remuneration would be paid based on invoice. Fees to auditors are reported in Note 33 “Auditors’ Fees and Services” to our consolidated financial statements. The appointment is for a period of four years.

Nomination of Board members

At the 2005 AGM, a decision was made to establish a nomination committee, which shall consist of between five and seven members.

Four members shall represent the four shareholders that are largest in terms of votes and wish to participate in the nomination process. The Chairman of the Board of Directors shall also be a member of the committee. The nomination committee can appoint additional two members.

At the moment, the nomination committee consists of Jonas Iversen, chairman (Swedish state), Markku Tapio (Finnish state), KG Lindvall (Robur funds), Lennart Ribohn (SEB funds) and the Chairman of the Board of Directors.

The 2005 AGM also adopted rules for the work of the nomination committee, which includes nominating members of the Board of Directors, nominating the Chairman of the Board and, where appropriate, nominating auditor, as well as presenting proposals for remuneration to Board members. The nomination committee shall also nominate members for election to the following year’s nomination committee.

All proposals made by the nomination committee shall be published in the AGM notice.

Remuneration to the Board of Directors

At the 2005 AGM, annual remuneration for the Chairman of the Board of Directors was set at SEK 750,000 and for the Deputy Chairman SEK 550,000, while other Board members elected by the AGM shall receive annual remuneration of SEK 400,000.

The 2005 AGM also determined that annual remuneration shall be paid to the chairman of the Board’s Audit Committee in the amount of SEK 150,000 and to other members of the Audit Committee in the amount of SEK 100,000, and that annual remuneration shall be paid to the chairman of the Board´s Remuneration Committee in the amount of SEK 40,000 and to the other members of the Remuneration Committee in the amount of SEK 20,000.

Remuneration is paid monthly. No remuneration is paid to members who are employees of the TeliaSonera Group.

Executive Management and Group Vice Presidents

The composition of our Executive Management and Group Vice Presidents and their shareholdings and biographies are set forth below:

Name	Year born	Number of shares owned as of February 8, 2006		Principal occupation
Anders Igel	1951	33,696		President and Chief Executive Officer
Kim Ignatius	1956	3,028		Executive Vice President, Chief Financial Officer
Marie Ehrling	1955	2,000		President of TeliaSonera Sweden
Juho Lipsanen	1961	8,000		President of TeliaSonera Finland
Kenneth Karlberg	1954	1,600	(1)	President of TeliaSonera Norway, Denmark and the Baltic Countries
Terje Christoffersen	1952	—		Group Vice President responsible for Corporate Marketing, Products and Services
Håkan Dahlström	1962	1,600	(1)	Group Vice President responsible for Corporate Networks and Technology
Rune Nyberg	1949	1,000		Group Vice President responsible for Corporate Human Resources
Michael Kongstad	1960	2,000		Group Vice President responsible for Corporate Communications
Jan Henrik Ahrnell	1959	2,500		Group Vice President and General Counsel responsible for Corporate Legal Affairs

(1)          Including shareholdings by spouse and minor.

Below is a summary biography of the members of the executive management and group vice presidents:

Anders Igel is President and Chief Executive Officer of TeliaSonera. Mr. Igel previously served as CEO of Esselte AB and, before that, as Executive Vice President of Telefonaktiebolaget LM Ericsson. While at Ericsson, Mr. Igel was, over the course of his career, the Head of Infocom Systems, which was one of Ericsson’s three global business areas comprising fixed networks, Internet and IP communication, the Head of Ericsson’s Public Networks business area, the Head of Ericsson UK and an operations executive for Ericsson in the Middle East, Southeast Asia and Latin America. Mr. Igel left Ericsson to become the CEO of Esselte in 1999. Mr. Igel holds a Master of Science degree in Engineering and a Bachelor of Science degree in Business Administration and Economics.

Kim Ignatius is Executive Vice President and Chief Financial Officer of TeliaSonera. Mr. Ignatius was appointed Executive Vice President and Chief Financial Officer of Sonera in 2000. Prior to joining Sonera, Mr. Ignatius was Chief Financial Officer and a member of the executive board of Tamro Corporation.

Mr. Ignatius has also held various management positions at Amer Group Plc. Mr. Ignatius holds a Bachelor of Science degree in Business Administration and Economics.

Marie Ehrling is President of TeliaSonera Sweden. Ms. Ehrling was employed by TeliaSonera in 2003 and previously held the position of Deputy Chief Executive Officer of SAS AB and Head of SAS Airlines. In addition, Ms. Ehrling has served as Information Officer at the Swedish Ministry of Finance and the Swedish Ministry of Education and Science and as a financial analyst for the Fourth National Pension Insurance Fund (Fjärde AP-fonden). Ms. Ehrling is a member of the Board of Directors of Securitas AB. Ms. Ehrling holds a Bachelor of Science degree in Business Administration and Economics.

Juho Lipsanen is President of TeliaSonera Finland. Mr. Lipsanen has been employed by TeliaSonera since 2005. Mr. Lipsanen was previously President and CEO of Alma Media Corporation. He has held several management positions at ABB Ltd Switzerland and ABB Finland, including President of ABB New Ventures Ltd and Chief Financial Officer of Automation Segment. Mr. Lipsanen holds a Master of Science degree in Business Administration and Economics.

Kenneth Karlberg is President of TeliaSonera Norway, Denmark and the Baltic countries. Mr. Karlberg has been employed by TeliaSonera since 1987. Mr. Karlberg previously held several executive positions in Telia, including Executive Vice President of Telia and head of the Telia Mobile business area. Mr. Karlberg holds a Senior Officer examination from the Swedish Military Academy.

Terje Christoffersen is Group Vice President and head of the Group-wide unit Marketing, Products and Services. Mr. Christoffersen has been employed by TeliaSonera since 2001. Mr. Christoffersen previously served as President of Telia Danmark, CEO of NetCom in Norway and country manager for Hewlett-Packard in Norway and Sweden. Mr. Christoffersen holds a Master degree in Business Administration.

Håkan Dahlström is Group Vice President and head of the Group-wide unit Networks and Technology. Mr. Dahlström has been employed by TeliaSonera since 1998 and has served as the Head of Mobile Networks in TeliaSonera Sweden and Head of Wireless Communication at Telia Research AB. Mr. Dahlström previously served as an officer in the Swedish Royal Navy with the rank of Commander. Mr. Dahlström holds a Master of Science degree in Engineering.

Rune Nyberg is Group Vice President and head of Corporate Human Resources. Mr. Nyberg was employed by TeliaSonera in 2003. Prior to joining TeliaSonera, Mr. Nyberg was Group Vice President of Human Resources at Sandvik AB, President of Pair Ltd. and Personnel Manager at Sandvik Coromant, JS Saba and Distributions AB DAGAB. Mr. Nyberg holds a Bachelor of Science degree in Business Administration and Economics.

Michael Kongstad is Group Vice President and head of Corporate Communications. Mr. Kongstad joined TeliaSonera in 2001. He has served as managing director of Swedish Operations for Burson-Marsteller International Inc. and as communications director for Posten AB, WASA Insurance Group and the OM Group. Mr. Kongstad holds a Bachelor of Science degree in Business Administration and Economics.

Jan Henrik Ahrnell is Group Vice President and General Counsel of TeliaSonera. Mr. Ahrnell has been employed by TeliaSonera since 1989 and has served as General Counsel since 1999. Prior to his service as General Counsel, Mr. Ahrnell was the head of various legal departments within the TeliaSonera Group and served as corporate counsel in various TeliaSonera companies. Mr. Ahrnell holds a Master of Laws degree.

The business address of each of the members of the TeliaSonera board of directors, the CEO of TeliaSonera and each other member of TeliaSonera’s executive management and group vice presidents is c/o TeliaSonera AB, Sturegatan 1, SE-106 63 Stockholm, Sweden, telephone +46-8-504 550 00.

No member of the executive management and group vice presidents has a family relationship with any other member of the executive management and group vice presidents or any board member.

Salary structure within TeliaSonera

According to the remuneration policy established by the Board of Directors, TeliaSonera shall offer a competitive package of rewards and remuneration to executives, managers and employees without being market leader in this area. Employees’ remuneration consists of a fixed part and a variable part based on performance.

The fixed pay follows the pay structure in each country in which the Group operates, while the variable pay is established in a plan for each calendar year and consists of a Group-related part, a country-related part and individual performance objectives. Variable pay is linked to the employee’s position and varies depending on the level of the position in the company. The variable pay model has been approved by the Board of Directors.

The CEO’s variable pay may be a maximum of 50 percent of the fixed annual salary, while others within executive management and group vice presidents may receive variable pay of a maximum of 25-35 percent of the fixed annual salary. For other managers and key employees who are included in the variable pay model for managers, variable pay can, with certain exceptions, total a maximum of 15-25 percent of the fixed annual pay.

Country-specific plans apply to remaining employees where the variable pay can total a maximum of 6.25-16.6 percent of the fixed annual pay.

For employees who work with direct sales, a commission-based pay system applies.

For more detail regarding compensation, see Note 31 to our consolidated financial statements.

Pensions

The CEO is guaranteed early retirement at the age of 60, pursuant to which his total annual pension benefits will equal 70 percent of his base salary up to the age of 65. From the age of 65 onwards, the CEO’s pension benefits will be paid according to the ITP plan with supplemental benefits for that portion of his salary exceeding 20 “income base amounts” (as defined under Swedish law), so that the total pension equals 50 percent of the base salary.

The retirement age for members of the executive management other than the CEO varies between 60 and 65.

Almost all of our employees in Sweden, Finland and Norway are covered by defined pension benefit plans, providing a pension equal to a certain percentage of the employee’s final salary. The pension plans mainly include old-age pension, disability pension and family pension. The pension obligations are secured mostly by pension funds, but also by provisions in the balance sheet and by insurance premiums. The part of Swedish obligation that is recorded as a provision is also secured through an external credit guarantee.

TeliaSonera’s employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to these plans are normally set at a certain percentage of the employee’s salary.

For additional details regarding our pensions, see Note 23 to our consolidated financial statements.

Severance pay

TeliaSonera’s employment contract with the CEO requires both parties to provide six months’ notice of resignation or termination of employment. Upon termination by the company, the CEO shall be entitled to severance pay equal to his fixed monthly salary for a period of 24 months. Other income shall be deducted from the severance amount. If the CEO resigns his position, he shall not be entitled to severance pay.

TeliaSonera’s employment contract with other members of the executive management requires a period of notice of six months from the employee and 12 months from the company. Upon termination by TeliaSonera, such member of the executive management and group vice presidents will be entitled to a severance pay equal to the fixed monthly salary for a period of 12 months. Other income shall be deducted against the salary during the notice period and the severance amount. If a member of the executive management resigns his or her position, he or she shall not be entitled to severance pay.

Employee stock option plans

In 2001 and 2002, General Meetings of our shareholders decided to implement a number of employee stock option plans. Due to non-fulfillment of certain subscription criteria, most of the option programs were cancelled in 2003 and 2004 and the subscription periods for the two remaining programs expired on May 31, 2005 and June 30, 2005, respectively. No option holder subscribed for shares under these programs.

Organization and management principles

See “Information on the Company—Business Structure.”

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

In response to changes in Swedish, U.S. and other regulations, we continue to conduct a major review of our internal control in processes and IT systems. We expect that as a result of this review we may identify areas where we believe changes or improvements are appropriate or required.

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

In order to share resources, make development opportunities evident to employees and strengthen the “we” feeling of solidarity within the Group, a common internal job marketplace has been created for the wholly owned operations. New jobs and large project assignments are normally posted on a website to which all employees have access. In the longer term, the ambition is also to involve the partially owned businesses.

To increase knowledge of TeliaSonera’s business operations—and how they can be developed—a Group-wide business education program, TeliaSonera Business School has been established. This Group-wide program also enables participants to exchange experiences and build networks.

During 2005, TeliaSonera has taken inventory of successors at senior management level and started a talent management process, including the relevant training programs.

Corporate social responsibility

TeliaSonera wishes to support sustainable development and be a “good corporate citizen.” The Board of Directors has therefore adopted a Corporate Social Responsibility (CSR) policy. TeliaSonera has also undertaken to comply with the ETNO (European Telecommunications Network Operators’ Association) Sustainability Charter and is a member of CSR Sweden, a corporate-run network that focuses on corporate social responsibility and social commitment.

In 2005, TeliaSonera Sweden decided to broaden the coverage of its combined environmental/quality certification ISO 14001/9001 from network issues to the customer front. The decision was made because a great number of TeliaSonera’s large business customers demand that suppliers have environmental and quality certification.

Operating and Financial Review and Prospects

Introduction

The following information summarizes the results of operations of TeliaSonera in 2005, when we increased our customer base by 2.7 million in majority-owned operations and by 14.8 million in associated companies, increased our net sales by 7 percent, and recorded operating income of SEK 17.5 billion and free cash flow of SEK 15.6 billion.

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). See Note 36 to our consolidated financial statements for a description of the principal differences between IFRS and U.S. GAAP and for a description of the anticipated impact of the adoption of recently issued U.S. GAAP accounting standards.

Effective January 1, 2004, TeliaSonera applies IFRS 3, which means that goodwill was no longer amortized in 2004 and 2005.

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

In connection with the merger, we set a goal of reaching an annual rate of SEK 2.7 billion of pre-tax cash flow synergy savings at the end of 2005. Our actions in 2003 and 2004 resulted in a rate of annual cost savings of SEK 1.8 billion and annual capital expenditure savings of SEK 0.9 billion, totaling SEK 2.7 billion, measured at the end of 2004. This means that the goal we set in connection with the merger was reached a year early.

Restructuring and Streamlining Measures and Impairment Losses

Since the beginning of 2003, we have taken several actions to restructure and streamline our operations and improve our efficiency. For instance, in Sweden and Finland, we have launched transition programs to keep the profitability by achieving competitive cost levels and focusing the service offerings. In

Sweden, the restructuring program is expected to reduce annual costs by SEK 4-5 billion as of 2008, and to reduce the amount of personnel by approximately 3,000. In Finland, streamlining efforts initiated in 2005 are expected to lower annual costs by SEK 1 billion as of 2006. Late in 2005, additional initiatives were taken and a turn-around program was launched in Finland, with estimated additional annual cost reduction of SEK 2 billion as of 2008.

Our restructuring and streamlining programs have also led to significant implementation costs and provisions since the beginning of 2003, mainly related to a SEK 1.0 billion restructuring charge in 2003 for redundancies and streamlining in Sweden, Finland and Lithuania, and for the post-merger integration of Telia’s and Sonera’s international carrier operations; a SEK 0.6 billion restructuring charge in 2004 to integrate our Danish mobile operations with Orange Denmark operations which we acquired in 2004; and a SEK 2.6 billion restructuring charge in 2005 for redundancies and other streamlining in Sweden and Finland.

For a detailed discussion of each of these restructuring and streamlining efforts, see Note 32 to our consolidated financial statements.

Since the beginning of 2003, we have also recorded significant non-cash impairment losses not connected with our restructuring and streamlining programs, mainly related to a SEK 1.0 billion impairment loss on our minority investment in Infonet Services Corporation in 2003 and a SEK 3.3 billion impairment loss on our international carrier operations in 2004. For a detailed discussion of each of these and other impairment losses, see Notes 11 and 12 to our consolidated financial statements.

Financial Results

(SEK in millions, except earnings per share)	2005	2004	2003
Net sales	87,661	81,937	82,425
Operating expenses (except depreciation, amortization and impairment losses)	-60,153	-51,096	-50,390
Depreciation, amortization and impairment losses	-13,188	-15,596	-17,707
Income from associated companies	3,229	3,548	382
Operating income	17,549	18,793	14,710
Financial revenues and expenses	-530	-1,345	-811
Income after financial items	17,019	17,448	13,899
Income taxes	-3,325	-3,184	-3,850
Net income	13,694	14,264	10,049
Attributable to:
Shareholders of the parent company	11,697	12,964	9,080
Minority interests in subsidiaries	1,997	1,300	969
Earnings per share (SEK)	2.56	2.77	1.95

Our net sales increased by 7.0 percent in 2005, mainly due to the acquisition of majority in Eesti Telekom in December 2004, the acquisition of Orange Denmark operations in October 2004, the acquisition of Chess operations in Norway in November 2005, and due to a positive impact of 1.2 percent from exchange rate fluctuations. In 2004, our net sales decreased by 0.6 percent, mainly due to the divestments of our Swedish cable TV operations and Telia Mobile Finland in June 2003 that were required by the EU Commission as part of the merger of Telia and Sonera.

Throughout the period, volume growth within mobile communications and broadband has been strong in most markets, but the impact on net sales has been partly offset by price erosion. Additionally, net sales from fixed voice services have declined throughout the period.

The following table presents net sales for each of our reporting segments:

SEK in millions, except percentages	2005	2004	Change (%)	2003	Change (%)
Sweden	38,960	40,448	-3.7	42,601	-5.1
Finland	16,308	18,267	-10.7	17,697	3.2
Norway	7,481	6,299	18.8	6,081	3.6
Denmark	7,178	4,495	59.7	3,278	37.1
Baltic countries	9,293	5,868	58.4	5,881	-0.2
Eurasia	6,367	4,084	55.9	2,742	48.9
Other operations	4,922	5,422	-9.2	7,478	-27.5
Corporate and eliminations	-2,848	-2,946	-3.3	-3,333	-11.6
The Group	87,661	81,937	7.0	82,425	-0.6

•       Net sales in Sweden decreased throughout the period mainly due to lower volumes and net sales in fixed voice, partly offset by growth in mobile and broadband services, where increased usage and amount of customers has been able to offset or exceed the effects of price erosion. In 2004, net sales were also negatively affected by a change in reporting third-party content services on a net basis instead of gross basis.

•       Net sales in Finland decreased in 2005 due to substantially reduced price level in mobile communications, which was not sufficiently offset by increased usage and number of mobile customers, and a loss of mobile wholesale revenues. In 2004, net sales increased due to the acquisition of Auria fixed network operations in October 2003, while increased usage of mobile and broadband services was offset by price erosion and decreases in fixed voice.

•       Net sales in Norway increased in 2005 due to the acquisition of Chess operations in November 2005, and increased throughout the period due to growth in customer base and increased usage of services, partly offset by price erosion.

•       Net sales in Denmark increased in 2005 and 2004 due to the acquisition of Orange Denmark operations in October 2004, and increased throughout the period due to growth in our mobile customer base and increased usage of services, which has exceeded the effects from price erosion.

•       Net sales in the Baltic countries increased in 2005 mainly due to the acquisition of majority in Eesti Telekom in December 2004, and remained stable in 2004. Excluding the effects from acquiring majority in Eesti Telekom, the net sales have been stable throughout the period, with the decline in fixed voice offsetting the growth in mobile and Internet services.

•       Net sales in Eurasia increased throughout the period due to significant and continued growth in customer base.

•       Net sales in Other operations decreased throughout the period mainly due to continued divestment of our non-core operations, and in 2004 also due to the discontinuation of unprofitable operations and substantial price erosion in International Carrier. In 2005, net sales from International Carrier increased due to higher demand for voice services offsetting price erosion, but the growth was not enough to offset the effect of divestments within TeliaSonera Holding.

Our operating expenses, excluding depreciation, amortization and impairment losses, increased in 2005, mainly due to the consolidation of Orange Denmark operations and Eesti Telekom for the full year, and the consolidation of Chess operations since November 2005, and also due to the SEK 2.1 billion restructuring charge recorded for our Swedish operations in 2005, a SEK 0.7 billion positive pension related one-time adjustment in 2004, and capital gains of SEK 0.5 billion in 2004. Additionally, operating expenses increased especially in Norway, Denmark and Eurasia due to growing traffic and customer volumes. In Finland, operating expenses also increased, despite decreased net sales, due to settlement compensations paid to other operators in 2005, and also due to expenses for customer intake and increased traffic volumes. In 2004, operating expenses, excluding depreciation, amortization and impairment losses, increased slightly, mainly due to lower capital gains than in 2003. See Notes 8 and 9 to our consolidated financial statements.

Our depreciation, amortization and impairment losses decreased in 2005, mainly due to the SEK 3.0 billion impairment loss recorded on our international carrier operations in 2004. Increased depreciation and amortization due to the full-year consolidation of Orange Denmark and Eesti Telekom was partly offset by lower depreciation level in Sweden fixed network. In 2004, depreciation, amortization and impairment losses decreased due to discontinued goodwill amortization and lower depreciation level in Sweden fixed network, partly offset by the impairment loss recorded on our international carrier operations. See Note 11 to our consolidated financial statements.

Income from associated companies decreased in 2005 as compared to 2004, due to a SEK 1.0 billion capital gain in 2004 related to the earlier sale of our investment in Telefos and due to consolidation of Eesti Telekom which was an associated company in 2004, partly offset by improved results in MegaFon and Turkcell. Income from associated companies increased in 2004 as compared to 2003, due to final recognition of gains in 2004 related to the sale of our majority interest in Telefos in 2001; due to a SEK 1.0 billion impairment loss on Infonet in 2003; and also due to improved results in MegaFon and Turkcell. See Note 12 to our consolidated financial statements.

Our operating income decreased in 2005, despite increase in net sales, mainly due to restructuring charges in 2005 that exceeded the net amount of impairment losses, pension adjustment and capital gains in 2004, due to increased traffic and customer volumes and to increased costs for customer intake, due to settlement compensations paid to other operators in Finland, and due to lower income from associated companies. In 2004, our operating income increased mainly due to lower depreciation, amortization and impairment losses and higher income from associated companies. In 2003, our operating income increased mainly due to lower impairment losses and restructuring charges compared to 2002.

The following table presents operating income/loss for each of our reporting segments:

SEK in millions	2005	2004	Change	2003	Change
Sweden	8,359	12,696	-4,337	10,892	+1,804
Finland	321	3,278	-2,957	1,980	+1,298
Norway	1,682	1,183	+499	423	+760
Denmark	-174	-909	+735	-561	-348
Baltic countries	2,303	1,799	+504	994	+805
Eurasia	2,813	1,803	+1,010	889	+914
Russia	1,170	653	+517	509	+144
Turkey	1,709	973	+736	619	+354
Other operations	130	-1,764	+1,894	-137	-1,627
Corporate and eliminations	-764	-919	+155	-898	-21
The Group	17,549	18,793	-1,244	14,710	+4,083

•       Operating income in Sweden decreased in 2005, mainly due to SEK 2.5 billion restructuring charges, decreased net sales and profitability for fixed voice, SEK 0.5 billion of increased costs and writedowns due to the exceptionally strong winter storm, and a SEK 0.7 billion positive pension related one-time adjustment in 2004. In 2004, operating income increased mainly due to extended depreciation schedules and the SEK 0.7 billion effect from a changed accounting practice for certain pension-related items.

•       Operating income in Finland decreased in 2005, mainly due to significantly decreased net sales and profitability for mobile communications, settlement compensations of SEK 0.4 billion paid to other operators, and costs for increased customer intake in 2005. In 2004, operating income increased mainly due to discontinued goodwill amortization.

•       Operating income in Norway increased in 2005, mainly due to increased usage per customer and the acquisition of Chess in November 2005. In 2004, operating income increased mainly due to discontinued goodwill amortization.

•       Operating loss in Denmark decreased in 2005, mainly due to impairment losses, provisions and other additional costs in 2004 from integrating Orange Denmark operations. Accordingly, in 2004, operating loss increased due to costs of integrating Orange Denmark.

•       Operating income in the Baltic countries increased in 2005, mainly due to the consolidation of Eesti Telekom. In 2004, operating income increased mainly due to discontinued goodwill amortization.

•       Operating income in Eurasia increased in 2005 due to growth in net sales, and increased in 2004 due to growth in net sales and discontinued goodwill amortization.

•       Operating income from Russia and Turkey improved throughout the period mainly due to continued customer growth in our associated companies in these countries. Additionally, results in Turkey in 2004 were negatively affected by provisions recorded by Turkcell.

•       Operating income from Other operations increased in 2005 as compared to 2004, when we recorded a SEK 3.3 billion impairment loss on our international carrier activities. This improvement was partly offset by lower capital gains in TeliaSonera Holding in 2005 as compared to 2004. Operating loss from Other operations deepened in 2004 compared to 2003 due to the impairment loss on international carrier activities in 2004. This improvement was partly offset by higher capital gains in TeliaSonera Holding in 2004 as compared to 2003.

Our net financial expenses decreased in 2005, mainly due to impairment losses and provisions recorded on minority investments in 2004. Accordingly, net financial expenses increased in 2004 due to these impairment losses and provisions, as compared to capital gains from such minority investments in 2003.

Our income tax expense increased in 2005, mainly due to recording of previously unrecognized deferred tax assets in 2004. Accordingly, in 2004, income tax expense decreased despite higher income before taxes than in 2003, mainly due to the recording of previously unrecognized deferred tax assets. See Note 14 to our consolidated financial statements.

Our net income and our earnings per share decreased in 2005, mainly due to lower operating income. In 2004, net income and earnings per share increased mainly due to improved operating income.

Liquidity and Capital Resources

Cash Flows

SEK in millions	2005	2004	2003
Cash from operating activities	26,990	24,403	26,443
Cash used in capital expenditure	-11,396	-10,285	-9,092
Free cash flow	15,594	14,118	17,351
Cash used in/from other investing activities	-840	2,294	5,649
Cash flow before financing activities	14,754	16,412	23,000
Cash used in financing activities	-15,653	-11,102	-16,412
Cash and cash equivalents, opening balance	17,245	12,069	5,465
Net cash flow for the period	-899	5,310	6,588
Exchange rate difference in cash and cash equivalents	488	-134	16
Cash and cash equivalents, closing balance	16,834	17,245	12,069

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

Cash flow from operating activities increased in 2005, mainly due to lower tax payments than in 2004, a positive change in working capital compared to a negative change in 2004, and the consolidation of Eesti Telekom. Cash flow from operating activities decreased in 2004 mainly due to higher tax payments than in 2003.

Cash used in capital expenditure increased in 2005, mainly due to investments in the mobile network in Eurasia, Denmark and the Baltics, and also due to the consolidation of Eesti Telekom. In 2004, cash used in capital expenditure increased due to higher investments in the growth areas broadband, IP-based services and mobile communications.

Free cash flow (cash flow from operating activities less capital expenditure) increased in 2005 due to higher cash flow from operating activities, partly offset by higher capital expenditures. In 2004, free cash flow decreased due to both decreased cash flow from operating activities and increased capital expenditures.

Net cash was used in other investing activities in 2005, due to the cash payment for the Chess acquisition exceeding the effects from asset sales during the year. In 2004, net cash received from other investing activities decreased mainly due to higher amount of acquisitions than in 2003.

Net cash used in financing activities increased in 2005, due to higher dividends paid and the SEK 10.2 billion repurchase of shares in 2005, partly offset by net borrowings of new loans as compared to net repayment of loans in 2004. Net cash used in financing activities decreased in 2004 compared to 2003, despite higher dividends paid, due to lower net repayments of loans.

Acquisitions, Investments and Divestitures

We have made a number of significant acquisitions and divestitures since the beginning of 2003.

•       In December 2003, we acquired Motorola’s 35 percent minority interest in our Lithuanian mobile operator UAB Omnitel, increasing our interest in Omnitel from 55 percent to 90 percent. The purchase price was USD 117 million. In August 2004, we acquired the remaining 10 percent minority interest from the Kazickas family for a purchase price of USD 64 million.

•       To fulfill the EU conditions for the merger of Telia and Sonera, we sold our Swedish cable TV operations Com Hem AB to EQT Northern Europe for approximately SEK 2.2 billion and Telia’s Finnish mobile operations to Finnet Oy for approximately EUR 14 million in cash, both in June 2003. We have subsequently in 2004-2005 received an additional EUR 14 million in cash for the sale of Telia’s Finnish mobile operations. We recorded a capital gain of SEK 1.8 billion from the sale of Com Hem and a capital loss of SEK 0.1 billion from the sale of Telia’s Finnish mobile operations.

•       In March 2004, we sold our Telia Finans AB leasing portfolio and operations to De Lage Landen International B.V. for approximately SEK 6.2 billion, and recorded a gain of SEK 0.4 billion from the sale.

•       In October 2004, we acquired France Telecom’s Danish subsidiary, the mobile operator Orange A/S, for a purchase price of EUR 606 million.

•       In February 2005, we sold our 20 percent holding in Infonet Services Corporation to British Telecom for SEK 1.3 billion, and recorded a capital loss of approximately SEK 20 million on the sale. We had in 2003 recorded a SEK 1.0 billion impairment loss on our investment in Infonet.

•       On November 7, 2005, we acquired 91.2 percent of the mobile service operator Vollvik Gruppen AS in Norway, subsequently renamed TeliaSonera Chess Holding AS. After making a voluntary offer for the remaining shares, we owned all but a small fraction of the shares at December 31, 2005. We paid SEK 2.0 billion as purchase consideration and expect to pay an additional purchase consideration of SEK 0.2 billion, subject to certain conditions.

Credit Facilities

We believe that our bank credit facilities and open-market financing programs are sufficient for our present liquidity requirements. Our cash and short-term investments totaled SEK 18.4 billion as of December 31, 2005. In addition, the aggregate principal unutilized amount we had available under our committed credit facilities amounted to SEK 10.3 billion as of December 31, 2005.

We currently have a credit rating from Moody’s Investors Service of A2 for long-term borrowing and Prime-1 for short-term borrowing. From Standard & Poor’s Ratings Services we have a rating of A- for long-term borrowing and A2 for short-term borrowing.

We generally seek to arrange our financing through our parent company TeliaSonera AB. Our primary means of external borrowing are described in Note 22 “Financial Instruments and Financial Risk Management” under subsections “Liquidity and bank credit facilities” and “Open-market financing programs.”

Contractual Obligations

The table below sets forth certain information on our contractual obligations as of December 31, 2005, including scheduled payment dates:

SEK in millions	Total amount outstanding	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	After 5 years
Long-term loans	20,520	—	1,789	3,409	15,322
Short-term loans(1)	6,215	6,215	—	—	—
Operating leases	9,817	1,876	2,602	1,790	3,549
Financial leases	390	181	192	14	3
License fees	456	73	141	157	85
Unconditional purchase obligations	2,088	513	452	452	671
Other contractual obligations	4,704	2,944	1,528	38	194
Total contractual obligations	44,190	11,802	6,704	5,860	19,824

(1)          Including short-term portion of long-term loans.

Interest-bearing liabilities

We had long-term loans amounting to SEK 20,520 million as of December 31, 2005. Of such amount, SEK 203 million was in the form of loans incurred through long-term financial leasing, foreign currency interest rate swaps and interest rate swaps. Further, SEK 18,610 million was in the form of other foreign currency loans and EMTN program loans and SEK 907 million was in the form of other loans. Finally, SEK 800 million was in the form of FTNs. Our short-term loans include short-term financial leasing, short-term FTNs, short-term EMTNs, loans, foreign currency interest rate swaps and interest rate swaps. During 2005, we refinanced maturing debt with new longer-dated public bond issuance, thereby prolonging our debt maturity profile.

Our interest-bearing liabilities, consisting of long-term and short-term loans and our pension liability, totaled SEK 26,735 million as of December 31, 2005, compared to SEK 24,675 million as of December 31, 2004, and SEK 31,076 million as of December 31, 2003.

In 2006, our scheduled debt repayments are somewhat lower than they were in 2005. In addition to scheduled amortizations, we have in the past and may in the future decide to redeem or repurchase outstanding debt prior to its maturity.

In general, our policy is to place debt at the parent company level. However, as of December 31, 2005, our wholly owned subsidiary TeliaSonera Finland Oyj had interest-bearing liabilities to external parties of approximately SEK 2 billion outstanding. These liabilities were assumed as a result of the merger of Telia and Sonera in December 2002.

Leasing activities

Our operating and financial lease obligations primarily relate to office space, technical sites, land, computers and other equipment.

We are also a party to a cross-border finance lease-leaseback agreement under which TeliaSonera Finland has leased some of its mobile telecommunications network equipment to a group of equity trusts based in the United States, which have in turn leased the equipment back to TeliaSonera Finland. See Note 28 to our consolidated financial statements “Contingencies, Other Contractual Obligations and Litigation” for more details regarding this transaction.

License fees

License fees in the above table relate to our remaining annual payments for the UMTS license in Denmark as of December 31, 2005.

Unconditional purchase obligations

Unconditional purchase obligations consist mainly of future payments under our restructuring provisions.

Other contractual obligations

Other contractual commitments consist of warranty provisions recorded in our balance sheet and our unrecognized contractual obligations to acquire intangible assets, property, plant and equipment and financial assets.

We have guarantee commitments on behalf of Ipse 2000 S.p.A., our 12.55 percent held UMTS investment in Italy, which we have recorded in our balance sheet as provisions. These commitments, consisting of our portion of Ipse’s 3G license payments to the Italian government, have been secured by bank guarantees. As of December 31, 2005, the amount of provision for our future payments totaled SEK 856 million.

We have a capital commitment to invest in Xfera Móviles S.A. Our ownership in Xfera is 16.55 percent and our share of the shareholder capital commitments is 23.27 percent. Payments under the existing capital commitment were originally scheduled to start by the end of 2004, but have been postponed due to ongoing negotiations among Xfera owners. As of December 31, 2005, the amount of provision for our future payments and the amount of other unrecognized contractual obligations totaled SEK 2,463 million.

As of December 31, 2005, we had contractual obligations to acquire property, plant and equipment totaling SEK 871 million, mainly related to contracts for the construction of fixed networks in Sweden.

Other commercial commitments

In addition to our contractual obligations presented above, we also have certain commercial commitments (contingent liabilities), which mainly relate to guarantees issued by us. If exercised or called, these guarantees would affect our liquidity.

The table below sets forth certain information on our other commercial commitments as of December 31, 2005:

SEK in millions	Total amount committed	Within 1 year	More than 1 year but within 3 years	More than 3 years but within 5 years	After 5 years
Credit and performance guarantees(1)	2,581	451	1,922	1	207

(1)          Guarantees, for which we have recorded a provision, are not included in the table.

For all guarantees, except the credit guarantee on behalf of Svenska UMTS-nät AB and the performance guarantees on behalf of Xfera, the stated amounts in the table above equal the estimated maximum amount of future payments that we could be required to make under the respective guarantee.

As security for certain amounts borrowed by Svenska UMTS-nät under a third-party credit facility, we have issued to the lenders a guarantee, which totaled a maximum of SEK 2,650 million as of December 31, 2005. We have also granted pledges of our shares in Svenska UMTS-nät to the lenders. As of

December 31, 2005, Svenska UMTS-nät had, under the credit facility, borrowed SEK 2,950 million, of which we guarantee 50 percent, or SEK 1,475 million.

We have issued the following guarantees on behalf of Xfera, which totaled SEK 898 million as of December 31, 2005:

•       Counter guarantee of EUR 41 million as our share on behalf of Xfera’s performance requirements in relation to its UMTS license.

•       Counter guarantees of EUR 52 million as our share to cover the payment of Xfera’s spectrum fees for 2001-2005, which are currently subject to dispute with the Spanish government.

•       Counter guarantee of EUR 3 million as our share to cover the payment of borrowings under Xfera’s credit facility.

The guarantees may be partly overlapping with the capital commitment discussed above under “Other contractual obligations.” For instance, we believe that our investments pursuant to the contractual capital commitment would enable Xfera to meet the performance requirements in relation to its UMTS license. As of December 31, 2005, we had a provision of EUR 49 million, equivalent to SEK 462 million, for our commitments and obligations on behalf of Xfera, and we believe that there is currently no need for additional provisions.

As of December 31, 2005, other guarantees included approximately SEK 500 million related to divested businesses, and certain other guarantees in the normal course of business.

Off-Balance Sheet Arrangements

Except for credit and performance guarantees discussed above in “Contractual Obligations,” there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

We typically use our uncommitted facilities for our financing needs.

See Note 22 to our consolidated financial statements “Financial Instruments and Financial Risk Management” under subsection “Foreign exposure / Foreign-exchange derivatives” for further reference regarding our portfolio of foreign currency interest rate swaps and our portfolio of foreign exchange derivatives hedging loans, investments and operational transaction exposure, as of December 31, 2005.

As of December 31, 2005, TeliaSonera AB and TeliaSonera Finland Oyj had interest-bearing liabilities of SEK 25,602 million with a duration of interest of approximately 0.9 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was, as of the same date, approximately SEK 21,145 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. The fair value of the loan portfolio would, however, change by approximately SEK 240 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2005. See Note 22 to our consolidated financial statements “Financial Instruments and Financial Risk Management” under subsection “Borrowings, maturity structure, interest rates and currencies” for further reference regarding the borrowings and the average cost, including relevant hedges, of outstanding long-term and short-term borrowings as of December 31 for the past three years of TeliaSonera AB and TeliaSonera Finland Oyj.

The following table sets forth our portfolio of long-term and short-term borrowings (including accrued interest):

	As of December 31, _2005
SEK in millions	Book value	Fair value
Long-term loans	20,913	21,147
Short-term loans	6,221	6,265
Interest rate swaps, gains	-534	-534
Foreign currency interest rate swaps, gains	-305	-305
Interest rate swaps, losses	124	124
Foreign currency interest rate swaps, losses	52	52
Other foreign currency derivatives, gains	9	9
Total borrowings (including derivatives)	26,480	26,758

Our operational currency transaction exposure is not significant at present, but it is expected to increase over time. Assuming an operational transaction exposure equivalent to that for the applicable year and provided that no hedging measures were taken and not including any potential impact on income due to currency translation of other income statement items, the negative impact on pre-tax income would have been approximately SEK 13 million for the year 2005 and SEK 17 million for the year 2004 on a full-year basis if the Swedish krona weakened by one percentage point against all the transaction currencies, provided that no hedging measures were taken and excluding any potential impact on income due to currency translation of other income statement items. Applying the same assumptions, the positive impact on income would have been approximately SEK 17 million for both 2005 and 2004 on a full-year basis, should the euro have weakened by one percentage point against all of the transaction currencies.

TeliaSonera Corporate Finance and Treasury is responsible for group-wide financial risk management, including netting and pooling of capital requirements and payment flows. TeliaSonera Corporate Finance and Treasury also seeks to optimize the cost of financial risk management, which in certain cases may mean that, for example, an intra-group transaction is not replicated with an identical transaction outside the group. TeliaSonera Corporate Finance and Treasury’s deviation mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. TeliaSonera Corporate Finance and Treasury’s risk mandate in the currency markets is currently capped at the equivalent of a nominal plus or minus SEK 200 million. As of December 31, 2005, the risk mandate was utilized by less than SEK 50 million.

Our conversion exposure is expected to continue to grow due to the ongoing expansion of our business operations outside Sweden. Any loss in value of currencies of such areas against the Swedish krona will have a negative impact on the shareholders’ equity in our Swedish krona-denominated financial statements. We do not typically hedge our conversion exposure, unless the exposure is short-term and relates to a large amount of a freely-convertible foreign currency of a country with smoothly functioning financial markets.

As of December 31, 2005, the conversion exposure amounted to approximately SEK 143 billion (and as of December 31, 2004 to approximately SEK 123.5 billion). As of December 31, 2005, we did not hedge our conversion exposure. The negative or positive impact on the TeliaSonera group’s equity would have been approximately SEK 1.4 billion as of December 31, 2005, and approximately SEK 1.2 billion as of December 31, 2004, if the Swedish krona had strengthened or weakened, respectively, by one percentage point against all currencies in which TeliaSonera has conversion exposure. This impact on the TeliaSonera group’s equity does not include any potential positive or negative impact, respectively, due to our operational need to net purchase foreign currency.

We employ derivatives in our financial management activities. Derivatives are primarily used to obtain the duration of interest desired on the loans within the portfolio, and the risk profile desired in foreign exchange dealings. We accept only creditworthy counterparties for financial transactions such as interest rate swaps, foreign currency swaps and other transactions in derivatives. We require each counterparty to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterparty depends on the rating of that counterparty. As of December 31, 2005, TeliaSonera group’s aggregate exposure to counterparties in derivatives was SEK 704 million, calculated as the sum of net claims on all of the respective counterparties.

The credit risk with respect to our trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior and, if necessary, credit and business information derived from external sources. Bad debt expense in relation to consolidated revenues was 0.3 percent, 0.3 percent and 0.7 percent in 2005, 2004 and 2003, respectively.

Almost all our employees in Sweden, Finland and Norway are covered by defined benefit pension plans, pursuant to which individuals are guaranteed a pension equal to a certain percentage of his or her salary. The pension plans mainly include old-age pensions, disability pensions and family pensions. The pension obligations are secured principally by pension funds, but also through provisions reflected in our balance sheet and through insurance policies. In Finland, a part of the pension is funded in advance and the remaining part financed as a pay-as-you-go pension. Our employees outside Sweden, Finland and Norway are usually covered by defined contribution pension plans. Contributions to the latter are normally set at a certain percentage of the employee’s salary. Pension obligations are calculated annually, on the balance sheet date, based on actuarial principles. The assets of the pension funds constitute plan assets for pensions and are valued at market value. When the net cumulative unrecognized actuarial gain or loss on pension obligations and plan assets goes outside a “corridor” equal to ten percent of the greater of either pension obligations or the market value of plan assets, the surplus amount is amortized over the remaining employment period. See Note 4 to our consolidated financial statements “Significant Accounting Policies,” section “Provisions for pensions and employment contracts” for further reference regarding actuarial calculation assumptions.

As of December 31, 2005, we had pension obligations with a net present value of SEK 22,036 million. To secure these obligations we maintain pension funds, with plan assets equivalent to SEK 18,480 million based on market values as of December 31, 2005. The pension funds assets are used as the primary funding source for the pension obligations, and at the end of 2005, these assets consisted of approximately

61 percent of fixed income instruments and approximately 39 percent of shares and other investments. The expected return on plan assets is approximately 4.3 percent annually.

The pension obligations would have been SEK 3,200 million higher if the weighted average discount rate had been one percentage point lower than the 3.5 percent that we have used as of December 31, 2005. Such an increase in the pension obligations, were interest rates to fall, would be partly offset by a positive impact from the fixed income assets in the pension funds. Based on the duration of the pension funds’ fixed income portfolios (including index-linked bonds) as of December 31, 2005, and assuming that the value of the other assets in the pension funds were unchanged, a similar reduction in interest rates is estimated to increase the value of the pension funds’ assets by some SEK 1,000 million.

Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, significantly impacting our earnings and financial position.

Management believes that the following significant accounting policies comprise its most critical estimates and assumptions used in the preparation of the financial statements:

•       revenue recognition,

•       income taxes,

•       valuation of intangible and other non-current assets,

•       collecting trade receivables,

•       provisions for pensions,

•       restructuring activities, and

•       contingent liabilities and litigation,

all of which are discussed and separately marked in the respective sections of Note 4 to our consolidated financial statements.

Legal and Regulatory Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business. These proceedings primarily involve claims arising out of commercial law issues and regulatory matters. We are also involved in administrative proceedings relating principally to telecommunications regulations, competition law and consumer protection issues. In particular, we are involved in numerous proceedings related to interconnection fees, which affects future revenues. Except for the proceedings described below, we or our subsidiaries are not involved in any legal, arbitration or regulatory proceedings which we believe could have a material adverse effect on our business, financial condition or results of operations.

The following is a brief summary of certain regulatory proceedings to which we or one of our subsidiaries is a party:

•       The administrative courts in Sweden have ruled that Telia shall reimburse Tele2 for all traffic transferred by Telia to Tele2’s mobile network, while Telia is entitled to be reimbursed by the originating operators who have transferred traffic on Telia’s network. In connection with the proceedings above, Tele2 brought an action in the Swedish civil courts against Telia claiming SEK 1,000 million and accrued interest for interconnection fees for the period September 1998-June 2004. The action has been stayed pending the administrative procedures. Presently the level of the interconnection fee is still pending in the county administrative court. We have made provisions with an amount we believe to be sufficient.

•       Telia is in disputes with Tele2 and Vodafone in Sweden regarding the level of interconnection fees for calls terminated in their respective mobile networks. The NPTA has decided that Tele2 and Vodafone were entitled to charge Telia approximately SEK 0.97 per minute until July 5, 2004 and thereafter SEK 0.80 per minute. Tele2 and Vodafone claim that the interconnection fees should be approximately SEK 1.40 per minute, while we claim that the fees should be substantially lower than the NPTA has decided. The issues are presently pending in the courts.

•       During the second half of 2001, a number of operators filed complaints against Telia with the Swedish Competition Authority and the Swedish Competition Authority initiated an investigation regarding Telia’s pricing of ADSL services. The complaints suggest that the difference between Telia’s wholesale prices and retail prices is too low to effectively enable competition in the retail market. In December 2004 the Competition Authority sued us at the Stockholm District Court claiming that we have abused our dominant position. The Authority demands a fee of SEK 144 million. Our position is that we have not engaged in any prohibited pricing activities. Following the Competition Authority’s lawsuit, Tele2 has on April 1, 2005 claimed damages from Telia due to the alleged abuse of dominant position. We will vigorously contest Tele2’s claim.

The following is a brief summary of certain legal proceedings to which we or one of our subsidiaries is a party:

•       We are currently involved in litigations with former shareholders of the Brazilian mobile operator Tess relating to such shareholders’ disposal of their investment in Tess as well as certain call options and subscription rights in Tess. The litigations, which were initiated in 1998, are still in the procedural stage.

•       Companies within the Alfa Group have sued the parties to the MegaFon shareholders’ agreement in the Court of Khanty-Mansi Autonomous Area and asked the Court to declare most of the shareholders agreement, including for example sections regarding board representation for TeliaSonera null and void. In its ruling in December 2004, the Court declared the relevant sections null and void. TeliaSonera and other shareholders have appealed this decision. The Alfa Group is also contesting the validity of the shareholders’ agreement in an arbitration proceeding in Stockholm, Sweden.

Research and Development

In a changing business environment, we see the role of research and development as very important. In order to create sustainable growth, a strategic renewal of our research and development has been initiated. We aim to have cost-efficient innovative service development by establishing partnerships with key external competences and resources across the globe as well as the required local value-chain actors. In 2005, we incurred research and development expenses of SEK 2,875 million as compared to SEK 2,783 million for 2004 and SEK 2,543 million for 2003.

In 2005, our research and development activities have also been preparing TeliaSonera for communication technology disruption. IP multimedia communication affects not only the services provided to customers, but also all parts of the value chain for a telecommunication service.

We have also been active in ensuring that new IP communication services are easy to use and that they work seamlessly between different operator networks. There are more than 50 telecom operators and vendors participating in a GSM Association project lead by TeliaSonera.

Mobile video and broadcasting has been one of the focus areas in our research and development work. In 2005, we saw some of the results of this work, with TeliaSonera deploying its 3G mobile video services and actively driving mobile broadcasting services on DVB-H (Digital Video Broadcast—Handheld) networks, and running a mobile TV trial with 500 customers in the Helsinki area together with broadcasters, telecom operators and device vendors.

As of December 31, 2005, we had approximately 650 patent “families” and approximately 2,400 patents and patent applications, none of which, individually, is material to our business.

Environment

In 2005, TeliaSonera Sweden decided to broaden the coverage of its combined environmental/quality certification ISO 14001/9001 from network issues to the customer front. The decision was made because a great number of TeliaSonera’s large business customers demand that suppliers have environmental and quality certification.

Trend Information

Our business and results of operations have been affected during the last several years by a number of important trends. The global communications market has experienced rapid growth, especially as the areas of voice and data transmission have converged and become digitalized. Overall growth, however, has slowed down in the Nordic and Baltic markets, but has continued to be rapid in the Eurasian, Russian and Turkish mobile services markets.

In the Swedish and Finnish mobile communications markets, growth has slowed as penetration levels have risen. However, price erosion has had a negative effect on our revenue growth especially in Finland, where mobile revenues decreased in 2005.

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

The Swedish and Finnish broadband markets have continued to expand with high demand for ADSL accesses. On the other hand, this has decreased the number of minutes per subscriber in our fixed line operations, as customers switch from dial-up Internet services to ADSL.

Our mobile operations in Norway have experienced revenue growth due to expanded customer base, increased average minutes of use, and substantial increase in the use of SMS messaging. Our acquisition of the service operator Chess in November 2005 further strengthened our number two position in the Norwegian mobile market.

In our Danish mobile operations, fast customer growth and restructuring measures have contributed to an increase in revenues and an improvement in profitability. Our acquisition of Orange Denmark in 2004 reinforced our position in the Danish mobile market.

Our Baltic mobile operations have continued to show growth. As a consequence, however, our Baltic fixed network operations have previously suffered from fixed-to-mobile migration and declining revenues. In 2005, this trend reversed especially in our Lithuanian fixed network operations, when the growth in Internet, broadband and data communications resulted in a three percent growth for the Lithuanian fixed network operations as a whole.

Our Eurasian mobile operations in Kazakhstan, Azerbaijan, Georgia and Moldova have continued to show customer growth. These countries currently have low GDP per capita but have been exhibiting strong economic development. The mobile penetration rate in these countries is still low.

Russia, where our associated company MegaFon operates, has continued to exhibit growth both generally and for the mobile market. Turkey, where our associated company Turkcell is the largest mobile operator, has exhibited strong recent economic growth after experiencing economic difficulties in 2000-2002.

Our TeliaSonera International Carrier operations have continued to face difficult market conditions and price erosion, together with the closing down of unprofitable businesses, has resulted in declining net sales in 2003 and 2004. In 2005, however, higher demand for voice services exceeded the effects from price erosion and net sales increased by five percent. Our restructuring efforts regarding our international carrier activities have been successful and we have significantly reduced losses, excluding impairment losses. In 2004, after an annual impairment test, we recorded the net book value of International Carrier fixed assets to zero.

Outlook for 2006

Strategy

Our strategy is based on dual opportunities stemming from operations in markets with different degrees of maturity. In the more mature home markets in the Nordic and Baltic countries the strategic priorities are to create growth via new mobile and IP based services and offerings, increased simplicity in services as well as selected acquisitions, and to keep the profitability via the ongoing programs to achieve competitive cost levels and focusing of the service offerings. In the more emerging International Mobile operations in Eurasia, Russia and Turkey the strategy is to exploit the inherent growth and enhance the value of the companies. Based on the current strengths in the regions, complementary acquisitions can be considered, which may lead to additional growth.

Group outlook

Despite tough competition and price pressure in the home markets, we have been able to keep our leading position during 2005, which provides a good platform for development in 2006. Group net sales and results before tax are expected to grow. CAPEX is mainly driven by capacity and customer needs and CAPEX to sales ratio is expected to be somewhat higher than for 2005. Free cash flow will remain strong. Changes in the competitive landscape, currency fluctuations and political uncertainties, including tax and regulatory conditions, may impact the reported figures.

Home markets

The migration from traditional fixed voice to mobile and IP based services is estimated to continue. Competition in all product areas will remain strong in the home markets. Mobile and broadband volume growth is expected to be significant.

In Sweden, the migration to mobile and IP based services is most evident. This is expected to result in a continued decline in fixed voice sales. Mobile and broadband volumes are expected to show continued significant growth whereas prices will be under pressure. Still 2006, total sales are expected to decline. The ongoing restructuring program will affect positively but not offset the impact on EBITDA excluding non-recurring items.

In Finland, focus has been shifted from market share and price to customer loyalty, quality and services. However, in the short term the average price is still expected to decrease due to historical price changes. New possibilities to subsidize 3G mobile terminals may accelerate the use of mobile services. Subsidies should, however, be at moderate levels allowing for profitable growth. Streamlining initiatives taken in 2005 are expected to lower annual costs in 2006. Additional initiatives were taken and a turnaround program was launched to ensure future growth and restore profitability.

In Norway, organic growth is estimated to continue and the consolidation of Chess will increase sales. The margin will be impacted by the lower margin level of Chess and the synergies from the Chess transaction, which are mainly related to increased utilization of NetCom’s network. Before implementation costs the transaction is expected to result in an annual EBITDA improvement of about SEK 0.8 billion from mid 2006.

In Denmark, the sales growth is estimated to continue. The integration of Orange is completed successfully. The increased volumes and internal efficiency improvements will impact profitability positively.

In the Baltic countries, competition and price pressure within the mobile operations is expected to increase, which will affect margins. This will to some part be compensated by the expected continued mobile volume growth. In the fixed operations, expected decline in fixed voice sales is estimated to be offset by continued growth in broadband.

International Mobile operations

The income from International Mobile operations is expected to grow in 2006.

In the Eurasian operations, strong sales growth is expected to continue, but a tougher competitive environment is estimated to impact sales and margins.

In Turkey, the competitive environment will change significantly due to new market entrants. In Russia, the increased penetration is expected to lead to increased price competition. We view both Turkcell and MegaFon to be well positioned to meet the new challenges in the respective markets.

In light of the prevailing uncertainties regarding ownership issues in both Turkcell and MegaFon, we reiterate our commitment to the Turkish and Russian markets and our interest and ambition to increase the ownership in both operators, should an opportunity arise.

Treasury Shares

As of December 31, 2005, TeliaSonera AB held 184,774,856 treasury shares, as a result of a share repurchase program decided by the Annual General Meeting of shareholders on April 26, 2005. The transaction was concluded in July 2005. The price paid for each repurchased share was SEK 55.00 in cash and pre-tax transaction costs amounted to SEK 55 million, reducing retained earnings within shareholders’ equity by SEK 10,203 million in total.

The repurchased shares represent 3.95 percent of all shares issued. The Board of Directors proposes to the Annual General Meeting of 2006 that the treasury shares be cancelled.

See “Shareholder Information” and Note 21 to the consolidated financial statements.

Ordinary Dividend and Capital Distribution to Shareholders

Our dividend policy is to distribute 30-50 percent of net income excluding minority interest in subsidiaries. For 2005, the Board of Directors and the CEO propose to the Annual General Meeting (AGM) an ordinary dividend of SEK 1.25 per share, totaling SEK 5,613 million.

The increase in the proposed dividend is made in light of the strong results in 2005 and the expected growth in results in 2006. The dividend level is in accordance with our dividend policy.

In addition to the ordinary dividend, we have communicated that we are planning to distribute SEK 30 billion to our shareholders during the period 2005-2007. As a first step, approximately 10 billion of this SEK 30 billion was distributed in 2005 by repurchasing shares through a public offer with tradable rights. The Board of Directors and CEO propose to the AGM, as a second step, an extraordinary dividend of SEK 2.25 per share, totaling SEK 10,104 million.

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

We are subject to substantial and historically increasing competition and price pressure. Competition has led to an increased customer churn and a decrease in customer growth rates as well as to declines in the prices we charge for our products and services and may have similar effects in the future.

Virtually all of our markets are characterized by direct and indirect competition. We have, for example, experienced significant competition in mobile voice services from new market entrants such as Hi3G Access AB (operating under the brand name “3”), which owns a UMTS license in Sweden, Norway and Denmark. We are also experiencing increased competition from non-traditional operators, including service providers and mobile virtual network operators (MVNOs), which are telecommunications service providers that typically do not own their own network infrastructure but, rather, lease capacity from network operators. In addition, our fixed network businesses face competition from mobile operators as a result of the trend of traditional users of fixed network services switching some or all of their demand to mobile phone services. Our mobile operations may also be affected by how successful we are in implementing new technologies and capabilities, such as High-Speed Downlink Packet Access (HSDPA).

Our fixed network businesses also face increasing competition from cable TV companies, broadband companies, internet service providers and companies like Skype, which provide voice over Internet. There is also a risk that our revenues will decline as market prices for services decrease further. Furthermore our conversion to IP technology may not result in corresponding savings in our production cost and that traffic might be redirected to such new or existing competitors that provide IP networks at a much lower cost. The reduction in traffic and revenues may also lead to impairment losses on the existing platforms.

In order to meet the increased competition we have launched a program to focus our service portfolio to reduce technical and organizational complexity, with the aim to seek growth in the selected services and to achieve a competitive cost level. There is, however, a risk that we will not be successful in implementing our program due to operational or regulatory reasons or otherwise.

Further, our International Carrier business has historically been subject to fierce competition and severe price pressure, which may continue.

We face structural impediments in continuing to grow our Nordic telecommunications business.

The telecommunications industry in the Nordic countries is mature relative to many other European countries. In particular, each of Sweden, Finland, Norway and Denmark has among the highest mobile penetration rates and lowest mobile calling tariffs in the world. The high penetration rate in the Nordic countries for many of our products and services may make it more difficult for us to match our previous subscriber growth or to achieve growth rates that are comparable to less developed markets.

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

For further information regarding the regulatory regimes to which our business is subject, see “Information on the Company—Regulation.”

We have only limited control of our associated companies and the success of our investments in these companies depends on the actions of our co-owners.

We conduct some of our activities, particularly outside of the Nordic region, through associated companies in which we do not have a controlling interest, such as Turkcell Iletisim Hizmetleri A.S. in Turkey, OAO MegaFon in Russia and Lattelekom SIA in Latvia and, as a result, we have limited influence over the conduct of these businesses. Under the governing documents for certain of these entities, our partners have control over or share control of key matters such as the approval of business plans and budgets, and decisions as to timing and amount of cash distributions. The risk of actions outside our or our associated company’s control and adverse to our interests or disagreement or deadlock is inherent in jointly controlled entities. In Russia for instance, certain shareholders of MegaFon are involved in a dispute relating to the ownership of a 25.1 percent interest in MegaFon.

As part of our strategy we may, where practical, increase our shareholdings in our associated companies. The implementation of such strategy, however, may be difficult due to a variety of factors, including factors beyond our control, such as willingness on the part of other existing shareholders to dispose or accept dilution of their shareholdings and, in the event we gain greater control, our ability to successfully manage the relevant businesses. For example, we have initiated arbitration proceedings with the Cukurova Group as we claim that Cukurova has breached an agreement to sell an indirect shareholding in Turkcell to us and as we claim that Cukurova has breached the shareholders agreement with us in connection with the purported sale by Cukurova of a portion of its indirect shareholding in Turkcell to the Alfa Group.

We are subject to emerging market risks including that the value of our investments in telecommunications companies may be adversely affected by political, economic and legal developments.

We have made a number of significant investments in telecommunications providers with operations in countries such as Turkey, Russia, Kazakhstan, Azerbaijan, Georgia and Moldova. The political, economic and legal systems in these countries historically have been less predictable than in countries with more developed institutional structures. Each of these nations has in the past experienced financial difficulties, including weak local currencies and high external debt, and there is a risk that these types of issues may arise in the future. For example, the political situation in each of the Eurasian countries in which Fintur has operations has been unstable in the past and may also be in the future.

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

Changes in the economic, political, legal and regulatory environment and in our business plans or the business plans of our associated companies could cause us to record impairment losses or otherwise adversely affect our results of operations and financial condition.

Factors generally affecting the telecommunications and technology markets, including significant declines in stock prices and market capitalizations of market participants, and changes in the economic, regulatory, business or political environment, as well as our ongoing review and refinement of our business plans could adversely affect our affairs. In the future we may be required to recognize additional impairment losses with respect to assets if our expectations of future cash flows attributable to these assets change, including but not limited to goodwill and fair value adjustments we have recorded in the merger of Telia and Sonera, in our acquisitions of NetCom, Orange Denmark and Chess, and in connection with other acquisitions we have made or may make in the future.

In the past, we have also undertaken a number of restructuring and streamlining initiatives, including the restructuring and streamlining of our Swedish and Finnish operations and the restructuring of our international carrier and Danish operations, which have resulted in substantial restructuring and streamlining charges. We may undertake similar initiatives in the future.

In addition to affecting our results of operations, these actions may adversely affect our ability to pay dividends. Under Swedish law, the amount of dividends that we may pay is generally limited to profits and other non-restricted reserves available at the end of the preceding fiscal year for our parent company. Any write-down of intangible or other assets would have the effect of reducing, or possibly eliminating, our dividend capacity.

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

Under the terms of our UMTS licenses and the licenses of our joint venture UMTS investments, we have agreed to make significant investments in UMTS networks. If we or our UMTS joint ventures do not fulfill the conditions under such UMTS licenses or obtain their modification, such licenses could be revoked or, in certain cases, we could be subject to monetary penalties. For example, we have significant ongoing investment and guarantee obligations in connection with our investment in Xfera Móviles S.A. in Spain. For further information relating to our financial obligations in connection with our UMTS joint ventures, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations.”

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

Our consolidation strategy entails a variety of risks that could negatively affect our business, our results of operations and our financial position. For example, due to competition in the identification of acquisition opportunities or strategic partners, we may make an acquisition or enter into a strategic alliance on unfavorable terms. There are also the risks that we will not be able to successfully integrate and manage any acquired company or strategic alliance, the acquisition or strategic alliance will fail to achieve the strategic benefits or synergies sought, and that management’s attention will be diverted away from other ongoing business concerns. In addition, any potential acquisition could negatively affect our financial position, including our credit ratings, or, if made using our shares, dilute our existing shareholders.

We are reliant upon a limited number of suppliers for the provision of important equipment and services.

We are reliant upon certain suppliers, of which there are a limited number, to manufacture and supply network equipment and related software as well as handsets in our markets, to allow us to develop our networks and to offer our services on a commercial basis. We cannot be certain that we will be able to obtain network equipment or handsets from alternative suppliers on a timely basis if our existing suppliers are unable to satisfy our requirements. In addition, like our competitors, we currently outsource many of our key support services, including network construction and maintenance in most of our operations. The limited number of suppliers of these services, and the terms of our arrangements with current and future suppliers, may adversely affect us, including by restricting operational flexibility.

MegaFon, our associated company operating in Russia, may not obtain future financing on satisfactory terms and may be adversely affected by weaknesses in its internal controls.

MegaFon, a GSM operator in Russia in which we hold a 43.8 percent interest, may have to secure additional financing if it is to implement its current strategy of becoming a provider of nationwide GSM services in Russia. If MegaFon is unable to secure such financing on satisfactory terms or if the company is adversely affected by weaknesses in its internal controls, this may adversely affect MegaFon’s growth prospects as well as the value we derive from our investment.

We may not be able to fully realize anticipated tax benefits resulting from earlier-recorded impairment losses.

We have a significant deferred tax asset resulting from an impairment loss on Sonera’s UMTS investments in Germany and Italy in 2002. The major part of the deferred tax asset relates to tax loss carry-forwards in Finland, which expire after ten years, while the remaining part of the tax asset is related to temporary differences between carrying value and tax value on assets in Finland. Although we currently estimate that the tax losses related to the impairment loss will be realized in eight to nine years from 2002 under different scenarios, there can be no assurance of sufficient taxable income in Finland within this period.

We also have deferred tax assets in other jurisdictions, especially related to our international carrier and Danish operations. There can be no assurance that we will be able to use these tax assets in full to reduce our tax obligations in the future.

We may not be able to remain competitive and implement our strategy, or adapt to changing technologies, if we cannot recruit and retain skilled personnel.

To remain competitive and implement our strategy, and to adapt to changing technologies, we will need to recruit, retain, and where necessary, retrain highly skilled employees with particular expertise. In particular, competition is intense for qualified telecommunications and information technology personnel in the Nordic countries and elsewhere. To a considerable extent, our ability to recruit and retain skilled personnel for growth business areas and new technologies will depend on our ability to offer them competitive remuneration packages. If we cannot implement competitive remuneration packages, we may be unable to recruit and retain skilled employees, which may limit our ability to develop our high growth business areas and new business areas or remain competitive in our traditional business areas.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage.

Concerns have been expressed that the electromagnetic signals from mobile handsets and base stations, which serve as the platform for transmitting radio signals, may pose health risks and interfere with the operation of electronic equipment. These concerns may intensify with time and as new products are introduced. Actual or perceived risks of mobile handsets or base stations and related publicity or litigation could reduce the growth rate, customer base or average usage per customer of our mobile communications services, may result in significant restrictions on the location and operation of base stations or could subject us to claims for damages, any of which could have a negative impact on our business, financial condition and results of operations.

Our affairs and the market prices of our shares could be influenced significantly by actions of the Kingdom of Sweden and the Republic of Finland, whose interests may be different from other shareholders.

The Kingdom of Sweden holds approximately 45.3 percent and the Republic of Finland holds approximately 13.7 percent of our outstanding shares. The Kingdom of Sweden and the Republic of Finland have, furthermore, agreed to consult each other with respect to voting on matters to be resolved by the shareholders at general meetings of the company. Accordingly, the Kingdom of Sweden, acting alone, may have and the Kingdom of Sweden and the Republic of Finland, if they should choose to act together, will have the power to influence matters submitted for a vote of shareholders, including the approval of the annual financial statements, declarations of dividends, capital increases in connection with acquisitions, and the election and removal of members of our Board of Directors. The interests of the Kingdom of Sweden and the Republic of Finland in deciding these matters and the factors they consider in exercising their votes could be different from the interests of our other shareholders.

In addition, the Kingdom of Sweden and the Republic of Finland are not under any contractual commitment that would restrict their ability to sell any shares. It is currently not possible to assess the precise timing and manner of any future sales, if any, by the Kingdom of Sweden or the Republic of Finland of our shares. However, any sale by the Kingdom of Sweden or the Republic of Finland of a significant number of our shares, or the public perception that these sales could occur, may cause the market price of our shares to decline significantly and may also make it more difficult for us to issue new shares.

Consolidated Financial Statements

TeliaSonera’s holding in Turkcell Iletisim Hizmetleri A.S. meets the requirements of SEC Rule 3-09 under Regulation S-X for the provision of separate financial statements of Turkcell, a New York Stock Exchange listed company that has a December 31 fiscal year end and is required to file reports on Form 20-F with the Securities and Exchange Commission. Pursuant to SEC rules, the financial statements of Turkcell will be filed as an amendment to this Annual Report as soon as practicable after they become available.

Consolidated Income Statements

		January-December
SEK in millions, except per share data	Note	2005	2004	2003
Net sales	7, 30	87,661	81,937	82,425
Costs of production	8, 11	-47,287	-43,104	-46,688
Gross income		40,374	38,833	35,737
Sales, administrative, and research & development expenses	8, 11	-23,706	-21,367	-23,161
Other operating revenues	9	1,031	1,474	2,743
Other operating expenses	9, 11	-3,379	-3,695	-991
Income from associated companies	12, 30	3,229	3,548	382
Operating income	30	17,549	18,793	14,710
Financial revenues and expenses	13	-530	-1,345	-811
Income after financial items		17,019	17,448	13,899
Income taxes	14	-3,325	-3,184	-3,850
Net income		13,694	14,264	10,049
Attributable to:
Shareholders of the parent company		11,697	12,964	9,080
Minority interests		1,997	1,300	969
Shareholders’ earnings per share (SEK)	21
Basic		2.56	2.77	1.95
Diluted		2.56	2.77	1.95

Consolidated Balance Sheets

		December 31,
SEK in millions	Note	2005	2004	2003
Assets
Goodwill and other intangible assets	15	74,367	69,534	61,820
Property, plant and equipment	16, 27	48,201	47,212	49,161
Investments in associated companies	12	25,208	19,613	20,401
Deferred tax assets	14	12,305	12,381	14,960
Other financial assets	17, 22, 27	3,013	3,359	6,700
Total non-current assets		163,094	152,099	153,042
Non-current assets held-for-sale		186	—	—
Inventories	18	765	655	501
Trade and other receivables	19, 27	18,919	20,007	20,156
Current tax assets		1,570	725	244
Interest-bearing receivables	20, 22, 27	2,407	1,241	4,048
Cash and cash equivalents	20, 22, 27	16,834	17,245	12,069
Total current assets		40,495	39,873	37,018
Total assets		203,775	191,972	190,060
Equity and liabilities
Share capital		14,961	14,961	14,961
Other contributed capital		60,538	70,741	70,741
Reserves		12,115	2,215	1,752
Retained earnings		39,435	33,216	24,939
Total shareholders’ equity		127,049	121,133	112,393
Minority interests in equity		8,645	6,934	3,441
Total equity		135,694	128,067	115,834
Long-term loans	22, 27	20,520	12,942	25,867
Provisions for pensions and employment contracts	23	—	—	522
Deferred tax liabilities	14	9,578	7,906	8,537
Other provisions	24	5,370	4,983	5,564
Other long-term liabilities	25, 27	2,343	2,450	2,489
Total non-current liabilities		37,811	28,281	42,979
Short-term loans	22, 27	6,215	11,733	4,687
Short-term provisions	24	616	513	674
Current tax liabilities		706	647	2,338
Trade payables and other current liabilities	26, 27	22,733	22,731	23,548
Total current liabilities		30,270	35,624	31,247
Total equity and liabilities		203,775	191,972	190,060
Unrecognized contingent assets	28	—	—	—
Unrecognized collateral pledged	28	1,584	1,675	2,789
Unrecognized contingent liabilities	28	2,581	2,289	3,099

Consolidated Cash Flow Statements

		January-December
SEK in millions	Note	2005	2004	2003
Net income		13,694	14,264	10,049
Adjustments:
Amortization, depreciation and impairment losses		13,211	15,726	18,248
Capital gains/losses on sales/discards of fixed assets		-43	-1,468	-2,618
Income from associated companies net of dividends		-2,470	-1,790	251
Pensions and other provisions		343	-1,611	-2,880
Financial items	29	150	-435	363
Income taxes	29	1,278	52	2,542
Miscellaneous non-cash items		-5	-52	9
Cash flow before change in working capital		26,158	24,686	25,964
Increase (-)/Decrease (+) in operating receivables		1,693	728	1,423
Increase (-)/Decrease (+) in inventories etc.		-88	-37	125
Increase (+)/Decrease (-) in operating liabilities		-773	-974	-1,069
Change in working capital		832	-283	479
Cash flow from operating activities		26,990	24,403	26,443
Intangible assets and property, plant and equipment acquired	29	-11,396	-10,285	-9,092
Intangible assets and property, plant and equipment divested		208	130	358
Compensation received for divested IRUs		—	8	10
Compensation paid for acquired IRUs		—	-1	0
Shares, participations and operations acquired	29	-1,770	-6,169	-2,188
Shares, participations and operations divested	29	1,654	6,795	3,902
Loans made and other investments		-119	-10	-172
Repayment of loans made and other investments		131	1,128	1,215
Investment in finance lease receivables		-249	-458	-2,962
Amortization of finance lease receivables		285	823	3,400
Compensation from/Payment to pension fund		100	—	1,000
Net change in advances and short-term loans to associated companies etc.		-1,080	48	1,086
Cash flow from investing activities		-12,236	-7,991	-3,443
Cash flow before financing activities		14,754	16,412	23,000
Purchase of treasury shares including transaction costs		-10,218	—	—
Dividend to shareholders		-5,610	-4,675	-1,870
Transactions with minority shareholders		-1,087	-441	-468
Loans raised		13,126	260	374
Loans amortized		-11,791	-8,544	-6,272
Net change in interest-bearing liabilities with short maturities		-73	2,298	-8,176
Cash flow from financing activities		-15,653	-11,102	-16,412
Cash flow for the year		-899	5,310	6,588
Cash and cash equivalents, opening balance		17,245	12,069	5,465
Cash flow for the year		-899	5,310	6,588
Exchange rate differences in cash and cash equivalents		488	-134	16
Cash and cash equivalents, closing balance	20	16,834	17,245	12,069

Consolidated Statements of Changes in Equity

SEK in millions	Note	Share capital	Other contributed capital	Reserves	Retained earnings	Total shareholders’ equity	Minority interests in equity	Total equity
Closing balance, December 31, 2002	21	14,738	68,913	7,436	17,742	108,829	5,120	113,949
Reporting financial instruments at fair value	21	—	—	-10	—	-10	—	-10
Exchange rate differences	21	—	—	-8,101	—	-8,101	-314	-8,415
Inflation adjustments	21	—	—	2,427	—	2,427	—	2,427
Transactions with non-related parties		—	—	—	-13	-13	-2,065	-2,078
Net income recognized directly in equity		—	—	-5,684	-13	-5,697	-2,379	-8,076
Net income		—	—	—	9,080	9,080	969	10,049
Total recognized net income		—	—	-5,684	9,067	3,383	-1,410	1,973
Dividends	21	—	—	—	-1,870	-1,870	-269	-2,139
New share issue at a premium	21	223	1,828	—	—	2,051	—	2,051
Closing balance, December 31, 2003		14,961	70,741	1,752	24,939	112,393	3,441	115,834
Revaluing fair values of net assets in business combinations	21	—	—	1,098	—	1,098	1,857	2,955
Reporting financial instruments at fair value	21	—	—	146	—	146	—	146
Exchange rate differences	21	—	—	-2,233	—	-2,233	-164	-2,397
Inflation adjustments	21	—	—	1,452	—	1,452	—	1,452
Transactions with non-related parties	21	—	—	—	-12	-12	968	956
Net income recognized directly in equity		—	—	463	-12	451	2,661	3,112
Net income		—	—	—	12,964	12,964	1,300	14,264
Total recognized net income		—	—	463	12,952	13,415	3,961	17,376
Dividends	21	—	—	—	-4,675	-4,675	-468	-5,143
Closing balance, December 31, 2004		14,961	70,741	2,215	33,216	121,133	6,934	128,067
Fair value amortization of revalued net assets	21	—	—	-132	132	—	—	—
Reporting financial instruments at fair value	21	—	—	46	—	46	—	46
Exchange rate differences	21	—	—	8,809	—	8,809	732	9,541
Inflation adjustments	21	—	—	1,177	—	1,177	—	1,177
Transactions with non-related parties	21	—	—	—	—	—	-12	-12
Net income recognized directly in equity		—	—	9,900	132	10,032	720	10,752
Net income		—	—	—	11,697	11,697	1,997	13,694
Total recognized net income		—	—	9,900	11,829	21,729	2,717	24,446
Dividends	21	—	—	—	-5,610	-5,610	-1,006	-6,616
Treasury shares (repurchase decided by the AGM in 2005)	21	—	-10,203	—	—	-10,203	—	-10,203
Closing balance, December 31, 2005		14,961	60,538	12,115	39,435	127,049	8,645	135,694

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements (Continued)

1.   Basis for Preparation

General

TeliaSonera’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and, given the nature of TeliaSonera’s transactions, in accordance with IFRSs as adopted by the European Union (EU).

In addition TeliaSonera complies with the Swedish Financial Accounting Standards Council’s standard RR 30 “Supplementary Rules for Consolidated Financial Statements” and certain statements issued by the Council’s Emerging Issues Task Force concerning purely Swedish circumstances. RR 30 is applicable to Swedish legal entities whose equities are listed on a Swedish stock exchange or authorized equity market place on the balance sheet date and specifies supplementary rules and disclosures in addition to IFRS requirements, caused by provisions in the Swedish Annual Accounts Act.

Consolidation and accounting principles

Applied consolidation and accounting principles are described below. Discrepancies between TeliaSonera accounting principles and U.S. GAAP are discussed in a separate note.

Amounts and dates

Unless otherwise specified, all amounts are in millions of Swedish kronor (SEK) or other currency specified and are based on the twelve-month period ended December 31 for income statement items and as of December 31 for balance sheet items, respectively.

New accounting standards

Summary

On January 1, 2005, a number of new or revised IFRSs, IASs, IFRICs and SICs became effective, the adoption of which did not entail such a change in accounting principles that require restatement of comparative figures. However, the revisions to IAS 1 involved reporting minority interests as a component of net income and equity, respectively, and the revised IAS 27 affected computation of certain financial key ratios. Comparative figures have been reclassified accordingly.

On December 9, 2004, IFRS 6 “Exploration for and Evaluation of Mineral Resources” was issued. IFRS 6 is effective for annual periods beginning on or after January 1, 2006. Earlier application is encouraged, and if an entity pre-adopts IFRS 6, transitional relief is available for some comparative disclosures.

On December 16, 2004, an amendment to IAS 19 “Employee Benefits” was issued. Previously, IAS 19 required actuarial gains and losses to be recognized in profit or loss, either in the period in which they occur or spread over the service lives of the employees. Under the amendment, entities that at present spread the gains and losses are not required to change their approach, but are now free to choose to do so and recognize actuarial gains and losses in full in the period in which they occur, outside profit or loss. The amendment also (a) specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and (b) requires additional disclosures. The amendment to IAS 19 is effective for annual periods beginning on or after January 1, 2006, with earlier application encouraged.

Notes to Consolidated Financial Statements (Continued)

1.   Basis for Preparation (Continued)

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” on intragroup hedges of forecast transactions and to the fair value option were published on April 14 and June 16, 2005, respectively. The amendments are effective January 1, 2006, with earlier application encouraged.

On June 30, 2005, amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and the Basis for Conclusions on IFRS 6 “Exploration for and Evaluation of Mineral Resources” were issued.

On August 18, 2005, IFRS 7 “Financial Instruments: Disclosures”, an amendment on capital disclosures to IAS 1 “Presentation of Financial Statements” and limited amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts” were issued. IFRS 7 adds certain new disclosure requirements and compiles all financial instruments disclosure requirements into one standard. Henceforth, IAS 32 deals only with financial instruments presentation matters. The amendments to IAS 39 and IFRS 4 are intended to ensure that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. IFRS 7 and the amendment to IAS 1 will be effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged, and if an entity pre-adopts IFRS 7, some relief is given with respect to comparative prior period disclosures. The amendments to IAS 39 and IFRS 4 must be applied for annual periods beginning on or after January 1, 2006. Earlier application is encouraged.

On December 15, 2005, a limited amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates” was issued, available for adoption with immediate effect. The amendment clarifies, as regards a monetary item that forms part of an entity’s investment in a foreign operation, that the accounting treatment in consolidated financial statements should not be dependent on the currency of the monetary item. Also, the accounting should not depend on which entity within the group conducts a transaction with the foreign operation.

On December 2, 2004, IFRIC 3 “Emission Rights” and IFRIC 4 “Determining whether an Arrangement contains a Lease” were issued. IFRIC 3 specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 “Leases.” On December 16, 2004, IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds” was issued. IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant or equipment or in undertaking environmental restoration or rehabilitation. IFRIC 3 and IFRICs 4 and 5 are effective for annual periods beginning on or after March 1, 2005 and January 1, 2006, respectively, with earlier adoption encouraged. In June 2005, IFRIC 3 was withdrawn, with immediate effect, in order to be able to address the underlying accounting in a more comprehensive way.

On September 1, 2005, IFRIC 6 “Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment” was published, giving guidance on which date that is the triggering event for recognizing liabilities for waste management costs. IFRIC 6 is effective for financial periods beginning on or after December 1, 2005. Earlier application is encouraged.

On November 24, 2005, IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies,” was issued. IFRIC 7 clarifies the requirements under IAS 29

Notes to Consolidated Financial Statements (Continued)

1.   Basis for Preparation (Continued)

relating to how comparative amounts in financial statements should be restated when an entity identifies the existence of hyperinflation in its functional currency and how deferred tax items in the opening balance sheet should be restated. IFRIC 7 is effective for annual periods beginning on or after March 1, 2006. Earlier application is encouraged.

On January 12, 2006, IFRIC 8 “Scope of IFRS 2” was issued, clarifying that IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies. IFRIC 8 is effective for annual periods beginning on or after May 1, 2006. Earlier application is encouraged.

On March 1, 2006, IFRIC 9 “Reassessment of Embedded Derivatives” was issued, clarifying that reassessment of the treatment of an embedded derivative is prohibited unless there is a change in the terms of the host contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for annual periods beginning on or after June 1, 2006.

Effects on TeliaSonera

IFRSs 1 and 6 as well as IFRIC 5 are not applicable to TeliaSonera. TeliaSonera decided to pre-adopt the amendments to IAS 39 on intra-group hedges of forecast transactions and to the fair value option as of January 1, 2005. TeliaSonera had no such hedges that would require restatement of previous periods. As regards the amendments to IAS 39 and IFRS 4 on financial guarantee contracts, TeliaSonera in accordance with IAS 37 already recognizes financial guarantees at the best estimate of the expenditure required to settle the obligations. If the outflow of resources is not probable, the guarantees have been disclosed as contingent liabilities. TeliaSonera has decided not to recognize actuarial gains and losses according to the new option allowed under the amended IAS 19. Currently, TeliaSonera has no such monetary items that are addressed by the amendment to IAS 21.

Previously lacking IFRS guidance, TeliaSonera has recognized transactions involving Indefeasible Rights of Use as leases in accordance with U.S. GAAP, thereby pre-adopting IFRIC 4 in that respect. Adoption of IFRIC 6 will not have a material effect on TeliaSonera’s consolidated financial statements. IFRIC 7, IFRIC 8 and IFRIC 9 are currently not relevant to TeliaSonera.

EU endorsement status

As of December 31, 2005, all standards, amendments to standards, and interpretations mentioned above had been adopted by the EU, except for IFRS 7, the amendments to IFRS 1 and IFRS 6, the amendments on financial guarantee contracts to IAS 39 and IFRS 4, the amendment on capital disclosures to IAS 1, and IFRIC 6, which were all adopted in January 2006; and the amendment to IAS 21, IFRIC 7, IFRIC 8 and IFRIC 9, which at the end of March 2006 were still waiting to be endorsed.

The EU Commission has announced that, if an IFRS (or equivalent) is endorsed after the balance sheet date but before the date the financial statements are issued, it can be treated as endorsed for the purposes of those financial statements if application prior to the date of endorsement is permitted by both the Regulation endorsing the document and the related IFRS, as is the case with all five of the IFRSs that were endorsed in January 2006.

Notes to Consolidated Financial Statements (Continued)

1.   Basis for Preparation (Continued)

New Swedish legislation

As of January 1, 2006, a new Swedish Companies Act was effective, among other things nullifying the requirement to divide equity into restricted and non-restricted funds. This change is applicable on financial statements decided upon by the AGM in 2006. Consequently, TeliaSonera has rearranged its presentation of equity components (see section “Shareholders’ equity” in note “Significant Accounting Principles”) for all periods presented, see section “Reclassification within equity” in note “Equity and Earnings per Share.”

Completion of provisional purchase price allocations

The provisional purchase price allocations for Orange Denmark and Eesti Telekom were finalized in the first quarter of 2005, which resulted in a restatement of certain preliminary figures recognized in 2004. For more information, see section “Acquisition of Orange Denmark and Eesti Telekom” in note “Business Combinations.”

2.   Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, significantly impacting TeliaSonera’s earnings and financial position.

Management believes that the following significant accounting policies comprise its most critical estimates and assumptions used in the preparation of the financial statements: revenue recognition, income taxes, valuation of intangible and other non-current assets, collecting trade receivables, provisions for pensions, restructuring activities, and contingent liabilities and litigation, all of which are discussed and separately marked in the respective sections of note “Significant Accounting Policies.”

3.   Consolidated Financial Statements

General

The consolidated financial statements comprise the parent company TeliaSonera AB and all companies in which TeliaSonera directly or indirectly owns more than 50 percent of the voting rights or otherwise has control. TeliaSonera’s consolidated financial statements are based on accounts prepared by all controlled companies as of December 31, and have been prepared using the purchase method of accounting, as in previous years.

Values for companies acquired or divested during the year are included in the consolidated income statement only for the period during which they were controlled. Goodwill and fair value adjustments arising from the acquisition of foreign entities are considered to be denominated in the respective foreign currency. In subsidiaries not wholly owned, the share of equity and untaxed reserves owned by external shareholders is recorded as minority interests.

Internal sales and other inter-company transactions and profits within the Group have been eliminated in the consolidated financial statements.

Notes to Consolidated Financial Statements (Continued)

3.   Consolidated Financial Statements (Continued)

Minority interests

Transactions with minority interests are treated as transactions with parties external to the Group. Disposals to minority interests result in capital gains or losses which are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the Group’s carrying value of net assets of the subsidiary.

Foreign currency translation and inflation adjustments

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates, normally the local currency.

The consolidated financial statements are presented in Swedish kronor (SEK), which is the functional currency of the parent company. Income statements and balance sheets of foreign operations (subsidiaries, associated companies, and branch offices) are translated into SEK based on the current rate method, that is, the exchange rate prevailing on the balance sheet date (closing rate) is used to convert all items in the balance sheets except for equity, which is converted at the historical rate. Each income statement item is translated using the average rate for that period. Differences resulting from translation, as well as realized and unrealized post-tax gains or losses on financial instruments used to hedge net foreign investments, do not affect income but are charged directly to equity.

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

Holdings in associated companies are recorded in the consolidated income statement and balance sheet according to the equity method of accounting. In the income statement, the Group’s share of net income in associated companies is recorded in operating income because the operations of associated companies are related to telecommunications and it is the Group’s strategy to capitalize on industry know-how by means of investing in jointly owned operations. The income statement item Income from associated companies also includes amortization (until 2003) of and impairment losses on goodwill and similar assets on consolidation in associated companies as well as gains and losses on the sale of participations in associated companies.

Any internal profits are eliminated in relation to the share of equity owned.

Business segments

The Group’s operations are managed and reported primarily by Profit Center and reported secondarily by product area. Segments are consolidated based on the same principles as the Group as a whole. When material operations are transferred between segments, comparative period figures are restated.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies

Revenue recognition (Net sales)

Net sales are recorded at the sales value, adjusted for discounts granted and sales-related taxes. Sales principally consist of traffic charges including interconnect and roaming, subscription fees, connection and installation fees, service charges and sales of customer premises equipment.

Revenue is recognized for the period in which the service is performed, based on actual traffic or over the contract term, as applicable, or when the product is delivered. Subscription fees are recognized as revenue over the subscription period. Sales relating to pre-paid phone cards, primarily mobile, are deferred and recognized as revenue based on the actual usage of the cards.

Connection fees are separately recognized at completion of connection, if the fees do not include any amount for subsequent servicing but only cover the connection costs. Customer hookup fees in the Swedish cable TV operations disposed of in the first half of 2003 were recorded as cost reductions over the useful life of the facility in question.

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

Service and construction contract revenues are recognized using the percentage of completion method. Assessment of the degree of completion is based on the value of contractual phases completed as a percentage of total undertakings. When it is probable that total contract costs will exceed total contract revenue, the expected loss is immediately expensed.

Within the international carrier operations, sales of Indefeasible Rights of Use (IRU) regarding fiber and duct are recognized as revenue over the period of the agreement (see also subsection “TeliaSonera as operating lessor” in section “Leasing agreements” below). When entering into swap contracts for infrastructure and capacity with other carriers, evenly balanced swap-deals and the non-cash part of unbalanced swap-deals are not recorded as revenue or expense in the consolidated accounts, as the contracts refer to assets of similar nature and value.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

For a telecom operator, management judgment is required in a number of cases to determine if and how revenue should be recognized and to determine fair values, such as when signing agreements with third-party providers for content services (is TeliaSonera principal or agent under a certain agreement?); in complex bundling of products, services and rights to use assets into one customer offering (should TeliaSonera recognize the separate components up-front or defer?); the sales of Indefeasible Rights of Use; when signing swap contracts for infrastructure, capacity and services; and in assessing the degree of completion in service and construction contracts.

Operating costs

TeliaSonera presents its analysis of expenses using a classification based on function. The production function comprises all costs for services and products sold as well as for installation, maintenance, service, and support. The sales function comprises all costs for selling and marketing services and products and includes expenses for advertising, PR, pricelists, commission fees, credit information, debt collection, etc. Bad debt losses as well as doubtful debts allowances are also included. Recovery of receivables written-off in prior years is included in Other operating revenues. The research and development (R&D) function includes expenses for developing new or substantially improving already existing services, products, processes or systems. Maintenance and minor adjustments to already existing products, services, processes or systems is not included in R&D. Activities that are tied to specific customer orders (customization) are included in the production function. Amortization, depreciation and impairment losses are included in each function to the extent referring to intangible assets or property, plant and equipment used for that function.

Costs for retailer commissions, other customer acquisition costs, advertising, and other marketing costs are expensed as incurred. Costs for customer-specific product development are recognized over the period necessary to match them with the related revenue. Applied research is expensed as incurred.

Other operating revenues and expenses

Other operating revenues and other operating expenses include: gains and losses on the sale of shares or operations in subsidiaries (cf. section “Associated companies” below), gains or losses on the sale or retirement of intangible assets or property, plant and equipment, and public grants. Exchange rate differences on operating transactions are also recorded here; including value changes in derivatives for hedging operational transaction exposure and possible hedging ineffectiveness (see also section “Financial Instruments” below). This item also includes restructuring costs, non-capitalizable costs in 2003 related to the merger with Sonera and other items of a non-recurring nature.

Associated companies

Income from associated companies includes TeliaSonera’s share of earnings in each company’s net income. The share of earnings is based on the company’s most recent accounts, adjusted for any discrepancies in accounting principles, and with estimated adjustments for significant events and transactions up to TeliaSonera’s close of books.

Income from associated companies also includes amortization of goodwill (until 2003) and fair value adjustments, and other consolidation adjustments made upon the acquisition of associated companies as well as capital gains and losses on divestitures of stakes in associated companies.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

The principles for consolidating associated companies are described in note “Consolidated Financial Statements” above. Effective January 1, 2004, goodwill and other indefinite lived intangible assets are not amortized. Negative equity participations in associated companies are recognized only for companies for which the Group has contractual obligations to contribute additional capital and are then recorded as Other provisions.

Financial revenues and expenses

Interest revenues and expenses are recognized as incurred, using the effective interest rate method, with the exception of interest during installation periods, which is capitalized (see also section “Valuation of non-current assets” below). Dividend revenues from equity investments are recognized when TeliaSonera’s rights to receive payment have been established.

The change in fair value of the interest component of borrowings recorded at fair value and of derivatives hedging loans and borrowings is included in Other interest revenues (gain) or in Interest expenses (loss).

Revenues and expenses relating to guarantee commissions are included in line items Other interest revenues and Interest expenses, respectively. Interest expenses include funding-related bank fees and fees to rating institutions and market makers.

Income taxes

The income statement item Income Taxes includes current and deferred corporate income tax. TeliaSonera Group companies are liable for taxation under current legislation in the countries where they are domiciled. The corporate income tax rate in Sweden was 28 percent in 2005, 2004 and 2003, and is applied to the nominal income recorded, plus non-deductible items such as share impairment losses and capital losses, and less non-taxable revenues such as share dividends and capital gains.

Income taxes are recognized using the liability method. According to this method, deferred tax liabilities and assets are recorded for temporary differences between carrying values and tax-effective values of assets and liabilities and for other tax-effective deductions or losses. Deferred tax liabilities and assets are calculated based on the tax rate expected when the temporary difference will be reversed. The effects of changes in applicable tax rates are charged to income in the period when the change is substantively enacted. Deferred tax assets are reduced by means of a valuation allowance to the extent that the ability of utilizing the tax asset within the foreseeable future is not likely. To the extent the likely recovery of a deferred tax asset changes, the effect is brought to income for the relevant period.

Deferred tax liabilities for undistributed earnings in subsidiaries and associated companies are not recognized because such retained earnings can be withdrawn as non-taxable dividends and the companies normally can be sold without tax consequences. However, some foreign jurisdictions impose withholding tax on dividends. In such cases, a deferred tax liability calculated based on the respective withholding tax rate is recognized.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

Significant management judgment is required in determining current tax liabilities and assets as well as provisions for deferred tax liabilities and assets, in particular as regards valuation of deferred tax assets. As part of this process, income taxes have to be estimated in each of the jurisdictions in which TeliaSonera operates. The process involves estimating the actual current tax exposure together with assessing temporary differences resulting from the different valuation of certain assets and liabilities in the financial statements and in the tax returns. Management must also assess the likelihood that the deferred tax assets will be recovered from future taxable income. Actual results may differ from these estimates due to, among other factors, future changes in business environment, currently unknown changes in income tax legislation, or results from the final review of tax returns by tax authorities or by courts of law.

Valuation of non-current assets

Non-current assets represent approximately 80 percent of TeliaSonera’s total assets.

Intangible assets are recorded in the balance sheet at acquisition value, including directly attributable borrowing costs, less accumulated scheduled amortization (for goodwill only until 2003), and impairment losses. Direct external and internal charges for the development of software for in-house administrative use are capitalized, provided that future economic benefits are probable and will exceed expenses incurred. Activities in projects at the feasibility study stage as well as maintenance and training activities are expensed as incurred.

Property, plant and equipment are recorded in the balance sheet at cost less accumulated scheduled depreciation, and impairment losses. Software that is a direct prerequisite for end-user service production is capitalized as plant and machinery. Property and plant under construction is valued at the expense already incurred, including interest during the installation period. Capitalized interest is normally calculated, based on the Group’s estimated average cost of borrowing (4.75 percent for 2005, 5.25 percent for 2004 and 5.0 percent for 2003). However, actual borrowing costs are capitalized if individually identifiable, as interest paid on construction loans for buildings.

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

For a discussion on the valuation of financial assets, see section “Financial instruments” below.

Scheduled amortization on intangible assets and depreciation on tangible assets is based on historical acquisition values (purchase cost), with appropriate adjustment for impairment and taking into account the estimated useful lives of various asset classes or individual assets. Government grants are deducted from the carrying value of related assets and are recognized as income over the life of an asset by way of a reduced depreciation charge. For assets acquired during a year, amortization and depreciation is calculated from the date of acquisition. Amortization and depreciation is mainly recorded on a straight-line basis.

Effective January 1, 2004, TeliaSonera adopted IFRS 3, involving, among other things, that goodwill and other intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually. Also effective January 1, 2004, the useful life of copper cables in the fixed local access network in

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

Sweden was changed from 8 years to 20 years and of switching equipment for ADSL customers from 3 years to 10 years. In 2005 and 2003, no general changes in useful lives were applied.

Determination of the useful lives of asset classes involves taking into account historical trends and making assumptions related to future socio-economical and technological development and expected changes in market behavior. These assumptions are subject to review by management and the Audit Committee of the Board of Directors.

Further, non-current assets are reviewed for impairment at least annually and else whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, by analyzing individual assets or classes of assets that naturally belong together. If an analysis indicates that the carrying value is too high, the asset’s recoverable amount is set, which is the higher of the fair value less costs to sell and value in use. Value in use is measured based on the expected future discounted cash flows (DCF model) attributable to the asset. An impairment loss is the difference between the carrying value and the recoverable amount of the asset.

A number of significant assumptions and estimates are involved in using DCF models to forecast operating cash flows, for example with respect to factors such as market growth rates, revenue volumes, market prices for telecommunications services, costs to maintain and develop communications networks and working capital requirements. Forecasts of future cash flows are based on the best estimates of future revenues and operating expenses using historical trends, general market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management and the Audit Committee of the Board of Directors. The cash flow forecasts are adjusted by an appropriate discount rate derived from TeliaSonera’s cost of capital plus a reasonable risk premium at the date of evaluation.

If the projections for future cash flows for any of TeliaSonera’s non-current assets change as a result of changes in business model or strategy, competitive pressures, or regulatory environment, impairment losses may have to be recognized.

Assets-held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. An asset-held-for-sale is measured at the lower of its previous carrying amount and fair value less costs to sell.

Inventories

Inventories and stock in trade are valued at acquisition value, based on FIFO (first in/first out), or net selling price, which-ever is lower. Write-downs for obsolescence are made separately for each individual store. Obsolescence is assessed with reference to the age and rate of turnover of the articles. The entire difference between the opening and closing balance of the obsolescence allowance is charged to operating income for the year.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

Trade receivables

Trade receivables, which are non-interest-bearing and generally have 30 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate of doubtful receivables is made when collection of the full amount is no longer probable. Bad debt is written-off when identified.

TeliaSonera’s allowance for doubtful receivables reflects estimated losses that result from the inability of customers to make required payments. Management determines the size of the allowance based on the likelihood of recoverability of accounts receivable taking into account actual losses in prior years and current collection trends. Should economic or specific industry trends worsen compared to management estimates, the allowance may have to be increased, negatively impacting earnings. See also section “Credit risk” in note “Financial Instruments and Financial Risk Management” for a description of how credit risks related to trade receivables are mitigated.

Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities up to and including three months, cash at hand and demand deposits in banks. Short-term investments consist primarily of surplus liquidity invested in the overnight market and are valued at the acquisition value plus accrued interest revenue, which approximates fair value. Investments with maturities over three months are reported as interest-bearing receivables, valued at fair value.

Shareholders’ equity

Shareholders’ equity is divided into share capital, other contributed capital, reserves and retained earnings. Share capital is the legally issued share capital. Other contributed capital comprises contributions made by shareholders in the form of share premiums in connection with new share issues, specific share holder contributions, etc. This item is reduced by reimbursements to shareholders made in accordance with separately decided and communicated capital repayment programs. Reserves include revaluation reserve, fair value reserve, translation reserve and inflation adjustment reserve. All other equity is retained earnings.

Dividend payments are proposed by the Board of Directors in accordance with the regulations of the Companies Act and decided by the General Meeting of shareholders. The proposed but not yet decided cash dividend for 2005 has not been recorded as a liability.

Financial instruments

Financial assets and liabilities are recognized and derecognized applying settlement date accounting.

Financial assets, with certain exceptions, are recorded at fair value. Official public quotes as of the close of books are used for determining fair value. If such a quote is not available, the instrument is valued by discounting future cash flows at a quoted market rate of interest for each maturity. Currency swaps and forward exchange contracts are valued at the forward rate. Conversion to Swedish kronor (SEK) is made at quoted exchange rates as per the close of books.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

Receivables arising from own lending and assets held to maturity are valued at amortized cost, using the effective interest rate method. TeliaSonera considers quoted securities as available for sale, with the unrealized gains and losses up to the date of sale recorded as a component of equity. Unlisted equity instruments whose fair value cannot be reliably determined are valued at cost.

Financial liabilities are valued primarily at amortized cost, using the effective interest rate method. Liabilities that are not held for trading and that are hedged against changes in fair value, however, are recorded at fair value.

Balances and transactions are hedged and hedge accounting is applied if the hedging actions have the express purpose of serving as a hedge, have a direct correlation to the hedged position and effectively hedge the position. An effective hedge produces financial effects that counteract the effects created by the position that is hedged.

TeliaSonera uses derivative instruments (interest and cross currency interest rate swaps, forward contracts, etc.) primarily to control exposure to fluctuations in exchange rates and interest rates. Derivatives and embedded derivatives, when their economic characteristics and risks are not clearly and closely related to other characteristics of the host contract, are recognized at fair value on the balance sheet. For fair value hedges, the effective and ineffective portions of the change in fair value of the derivative, along with the gain or loss on the hedged item attributable to the risk being hedged, are recorded in the income statement as incurred. The effective portion of the change in fair value of outstanding derivatives used to hedge anticipated cash flows is booked directly to equity until the underlying transaction is reflected in the income statement, at which time any deferred hedging gains or losses are recorded in earnings. The ineffective portion of the change in fair value of a derivative used as a cash flow hedge is recorded as incurred on the same line item as the gain or loss on the item being hedged.

Amounts to be paid or received as a result of cross currency interest rate swaps or interest rate swaps, which are expressly intended to and do effectively hedge interest-bearing assets or liabilities as specified above, are recorded on an ongoing basis as an interest revenue or expense.

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

Provisions for pensions and employment contracts

Almost all of TeliaSonera’s employees in Sweden, Finland and Norway are covered by defined benefit pension plans, which mean that the individual is guaranteed a pension equal to a certain percentage of his or her salary. The pension plans mainly include old-age pension, disability pension and family pension. Employees in TeliaSonera AB and most of its Swedish subsidiaries are eligible for retirement benefits under the ITP-Tele defined benefit plan. TeliaSonera’s employees in Finland are entitled to statutory pension benefits pursuant to the Finnish Employees’ Pension Act, a defined benefit pension arrangement with retirement, disability, unemployment and death benefits (TEL pension). In addition, certain employees have additional pension coverage through a supplemental pension plan.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

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

The present value of pension obligations and pension costs are calculated annually, using the projected unit credit method. Actuarial assumptions are determined close to the balance sheet date. The assets of TeliaSonera’s pension funds constitute pension plan assets and are valued at market value.

Changes in the present value of obligations due to revised actuarial assumptions as well as differences between expected and actual return on plan assets are treated as actuarial gains or losses. When the net cumulative unrecognized actuarial gain or loss on pension obligations and plan assets goes outside a corridor equal to 10 percent of the higher of either pension obligations or the market value of plan assets at the beginning of the year, the surplus amount is amortized over the average expected remaining employment period.

Net provisions or receivables for post-employment benefits in the balance sheet represent the present value of obligations at year-end less the market value of plan assets, unrecognized actuarial gains and losses and unrecognized past-service costs.

The most significant assumptions that management has to make in connection with the actuarial calculation of pension obligations and pension expenses affect the discount rate, the expected annual rate of compensation increase, the expected employee turnover rate, the expected average remaining working life, the expected annual income base amount increase, the expected annual adjustments to pensions, and the expected annual return on plan assets. These assumptions are subject to review by the Audit Committee of the Board of Directors. A change in any of these key assumptions may have a significant impact on the projected benefit obligations, funding requirements and periodic pension cost.

The discount rate reflects the rates at which the pension benefits could be effectively settled, which means a period somewhere from 15 to 30 years. Management has chosen to base the estimated discount rate on yields derived from domestic government bonds, as management regards such bonds as high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits. However, the longest term of domestic nominal bonds is 15 years. Yields for terms over 15 years have been estimated by extrapolating the yield-curve. See section “Pension obligation risk” in note “Financial Instruments and Financial Risk Management” for a sensitivity analysis related to a change in the weighted average discount rate in calculating pension provisions.

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

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

The estimate for expected average remaining working life is based on current employee age distribution and the expected employee turnover rate. The income base amount, existing only in Sweden, is set annually and inter alia used for determining the ceiling for pensionable income in the public pension system. The estimate for the expected annual income base amount increase is based on the expected future inflation rate and the historical annual rate of compensation increase on the total labor market.

Expected annual adjustments to pensions reflect the inflation rate. In determining this rate, management has chosen to use the inflation target rates set by the national and European central banks.

The expected annual return on plan assets reflects the average rate of earnings expected on the investments made (or to be made) to provide for the pension benefit obligations that are secured by the pension funds. Plan assets chiefly consist of fixed income instruments and equity instruments.

The expected nominal return from the Swedish pension fund portfolio, representing approximately 85 percent of total plan assets, is approximately 4.1 percent per annum over a 10-year period, where inflation is assumed to be 2 percent per annum. The strategic allocation of plan assets is composed to give the expected average return, based on historical data, with some adjustment reflecting the lower inflation rate that is currently in place. More specifically the expected nominal return in the Swedish pension fund is based on the following assumptions; domestic fixed income 3.4 percent, domestic and global equity 6.9 percent and other investments 6.9 percent.

The assumptions used in the Finnish and Norwegian pension funds are similar.

As of December 31, 2005, the strategic asset allocation decided by the board of the Swedish pension fund was 60 percent fixed income, 30 percent equities and 10 percent other investments. Other investments include hedge funds, private equity, emerging market debt and high yield bonds. Out of the total assets 40 percent are domestic index (inflation) linked government bonds and 20 percent refers to other domestic fixed income assets with low credit risk. Out of the equity holdings one third is domestic and the rest is global equities. The actual allocation may fluctuate from the strategic allocation in a range of +/-10 percent between fixed income and equities.

All assets in the Swedish pension fund are managed by appointed external managers with specialist mandates.

Restructuring and other provisions

Provisions for restructuring costs, warranty commitments, environmental restoration, litigation, etc. are recognized when: a legal or constructive obligation exists as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small but it is probable that some outflow of resources will be needed to settle the class of obligations as a whole.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

TeliaSonera has engaged, and may in the future need to engage, in restructuring activities, which require management to make significant estimates related to expenses for severance and other employee termination costs, lease cancellation, site dismantling and other exit costs and to realizable values of assets made redundant or obsolete (see section “Valuation of non-current assets” above). Should the actual amounts differ from these estimates, future results could be materially impacted.

Leasing agreements

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

TeliaSonera as lessee

As a lessee, TeliaSonera has entered into finance and operating leases and rental contracts. For a finance lease agreement, the accounts include the leased asset as a tangible non-current asset and the future obligation to the lessor as a liability in the balance sheet, capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs are added to the capitalized amount. Lease payments are apportioned between the finance charges and reduction of the lease liability to produce a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to income. Other agreements are operating leases, with the leasing costs recognized evenly throughout the period of the agreement.

TeliaSonera as finance lessor

TeliaSonera owns assets that it leases to customers under finance lease agreements. Amounts due from lessees are recorded as receivables at the amount of the net investment in the leases. Initial direct costs are included in the initial measurement of the financial lease receivable and reduce the amount of income recognized over the lease term.

In 2004, most of TeliaSonera’s customer financing operations was divested. Some of the divested leasing receivables were securitized. Based on the terms of the securitization contracts, these leasing receivables were included in the Group balance sheet.

TeliaSonera as operating lessor

Rental revenues from operating leases are recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and are recognized on the same basis as the lease revenues.

Fiber and duct are sold as part of the operations of TeliaSonera’s international carrier business. TeliaSonera has decided to view these as integral equipment to land. Under the agreements, title is not transferred to the lessee. The transactions are therefore recorded as operating lease agreements. The contracted sales price is chiefly paid in advance and sales not recognized in income are recorded as long-term liabilities and deferred revenues.

Notes to Consolidated Financial Statements (Continued)

4.   Significant Accounting Policies (Continued)

Contingencies, other contractual obligations and litigation

A provision is recognized if an adverse outcome is probable and the amount is reliably estimable. If the likelihood of an adverse outcome is less than probable but reasonably possible, or a reliable estimate is not determinable, the matter is disclosed provided that the contingency or the legal claim is material.

Determination of the treatment of contingent assets and liabilities in the financial statements is based on management’s view of the expected outcome of the applicable contingency. Management consults with legal counsel on matters related to litigation and other experts both within and outside the company with respect to matters in the ordinary course of business.

5.   Transactions in Foreign Currencies

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

6.   Changes in Group Composition

Events in 2005 and after the balance sheet date

Satellite companies

TeliaSonera’s minority holding in the satellite company Intelsat, Ltd. was sold on January 28, 2005.

Eesti Telekom

On December 28, 2004, TeliaSonera became the owner of slightly more than 50 percent of the shares in Eesti Telekom, making Eesti Telekom a consolidated subsidiary. Exceeding the 50 percent threshold required TeliaSonera to make a mandatory public offer for the remaining shares in Eesti Telekom. The offer period expired on February 23, 2005, resulting in a minor increase in TeliaSonera’s shareholding, to 50.3 percent. For more information, see note “Business Combinations.” In February and March 2006, TeliaSonera acquired an additional 3.4 percent of the shares in Eesti Telekom.

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

Notes to Consolidated Financial Statements (Continued)

6.   Changes in Group Composition (Continued)

MicroLink

On October 31, 2005, TeliaSonera acquired the leading Baltic IT services company MicroLink AS, with operations in Estonia, Latvia and Lithuania.

Chess Holding

On November 7, 2005, TeliaSonera AB acquired 91.2 percent of Vollvik Gruppen AS (now renamed TeliaSonera Chess Holding AS) in Norway for cash consideration. At December 31, 2005, following a voluntary offer to acquire the remaining shares, TeliaSonera held all but a small fraction of the company’s shares. Chess Holding owns 100 percent of the mobile service provider Chess/Sense. For more information, see note “Business Combinations.”

Major acquisitions and divestitures during 2003-2005

In 2005, 2004 and 2003, TeliaSonera acquired and divested a number of companies and businesses from and to independent parties outside the Group. None of those acquisitions or divestitures, individually or collectively, was of a size that would have had a material effect on the Group’s pro forma net sales or net income for the year in which the transaction was executed or the year immediately preceding.

7.   Net Sales

Net sales are broken down geographically by business segment in note “Business Segments,” section “Profit Center breakdown.” Sales (including exports) were distributed among economic regions as follows.

	January-December
	2005		2004		2003
	SEK in millions	Percent	SEK in millions	Percent	SEK in millions	Percent
European Economic Area (EEA)	80,030	91.3	76,638	93.5	71,824	87.1
of which European Union (EU) member states	72,743	83.0	70,379	85.9	65,472	79.4
of which other countries	7,287	8.3	6,259	7.6	6,352	7.7
Rest of Europe	782	0.9	675	0.8	6,941	8.4
North-American Free Trade Agreement (NAFTA)	626	0.7	442	0.6	657	0.8
Rest of world	6,223	7.1	4,182	5.1	3,003	3.7
Total	87,661	100.0	81,937	100.0	82,425	100.0
of which outside Sweden	49,812	56.8	42,279	51.6	40,641	49.3
of which Nordic markets outside Sweden	31,130	35.5	28,301	34.5	27,921	33.9

Notes to Consolidated Financial Statements (Continued)

7.   Net Sales (Continued)

Net sales were broken down by product category as follows.

	January-December
SEK in millions	2005	2004	2003
Mobile communications	44,191	38,382	36,737
Fixed telephony	24,796	25,023	27,791
Internet	6,246	5,586	4,325
Data communications and network capacity	7,864	7,972	8,524
Service, installation and customer equipment	1,810	2,473	1,324
Cable TV	655	606	981
Financial services	22	174	382
Other	2,077	1,721	2,361
Total	87,661	81,937	82,425

The distribution of change in net sales in terms of volume effects, structural effects, exchange rate effects, and price effects was as follows.

	January-December
Percent	2005	2004	2003
Change in net sales	7.0	-0.6	38.6
of which volume growth	9.0	7.0	6.1
structural changes	5.9	-0.7	37.7
exchange rate effects	1.2	-0.6	-1.3
price reductions	-8.5	-5.9	-3.9

8.   Operating Costs

Operating costs were distributed by function as follows.

	January-December
SEK in millions	2005	2004	2003
Production	47,287	43,104	46,688
Other functions
Sales	14,253	12,739	12,786
Administration	6,578	5,845	7,832
Research and development	2,875	2,783	2,543
Total other functions	23,706	21,367	23,161
Total	70,993	64,471	69,849

Each function includes amortization, depreciation and impairment losses as specified in note “Amortization, Depreciation and Impairment Losses.” This is also broken down by class of asset.

Notes to Consolidated Financial Statements (Continued)

8.   Operating Costs (Continued)

Operating costs were distributed by nature as follows.

	January-December
SEK in millions	2005	2004	2003
Goods purchased	13,853	12,273	13,947
Network expenses, interconnect traffic	15,927	12,915	11,816
Change in inventories	45	91	250
Total	29,825	25,279	26,013
Salaries and remuneration	9,023	8,674	8,460
Employer’s social security contributions	1,970	1,902	1,950
Capitalized work by employees	-118	-127	-2
Pension expenses	1,293	441	1,406
Other personnel expenses	737	656	587
Total	12,905	11,546	12,401
Rent and leasing fees	2,503	2,491	1,771
Energy expenses	534	445	434
Travel expenses	637	649	654
Consultants’ services	1,433	1,695	1,739
Marketing expenses	6,057	5,404	4,475
Bad debt expense	254	249	476
Information technology	1,754	1,679	1,760
Other expenses	2,053	2,346	2,471
Total	15,225	14,958	13,780
Amortization, depreciation and impairment losses	13,038	12,688	17,655
Total	70,993	64,471	69,849

Advertising expenses totaled SEK 1,476 million, SEK 1,312 million and SEK 1,022 million for the years 2005, 2004 and 2003, respectively.

Notes to Consolidated Financial Statements (Continued)

9.   Other Operating Revenues and Expenses

Other operating revenues and expenses were distributed as follows.

	January-December
SEK in millions	2005	2004	2003
Other operating revenues
Capital gains, shares	127	679	1,868
Capital gains, divested operations	2	43	20
Capital gains, other	81	43	86
Exchange rate gains	399	335	450
Commissions etc.	222	316	275
Grants, etc.	18	15	13
Recovered accounts receivable	71	40	27
Damages received	111	3	4
Total other operating revenues	1,031	1,474	2,743
Other operating expenses
Capital losses, shares	-35	-50	-13
Capital losses, divested operations	-1	-4	-43
Capital losses, other	-242	-136	-296
Provisions for onerous contracts	-68	—	-3
Exchange rate losses	-394	-270	-294
Sonera merger expenses	—	—	-3
Restructuring costs	-2,142	-314	-247
Impairment charge	-150	-2,906	—
Damages paid	-347	-15	-92
Total other operating expenses	-3,379	-3,695	-991
Net effect on income	-2,348	-2,221	1,752

10.   Related Party Transactions

Group units

Commercial terms and market prices apply for the supply of goods and services between Group units. Inter-company sales totaled SEK 45,254 million, SEK 44,963 million and SEK 50,914 million for the years 2005, 2004 and 2003, respectively. On Profit Center level internal sales totaled SEK 2,842 million in 2005, SEK 2,948 million in 2004 and SEK 3,336 million in 2003.

The Swedish State and the Finnish State

The Swedish State currently owns 45.3 percent and the Finnish State 13.7 percent of the outstanding shares in TeliaSonera AB. Both states fully participated in the share repurchase program decided by the 2005 Annual General Meeting of shareholders. See section “Treasury shares” in note “Equity and Earnings per Share” for further details on the program.

The TeliaSonera Group’s services and products are offered to the Swedish and the Finnish State, their agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with TeliaSonera. Likewise, TeliaSonera buys services from state-owned companies at market prices and on otherwise conventional

Notes to Consolidated Financial Statements (Continued)

10.   Related Party Transactions (Continued)

commercial terms. Neither the Swedish and Finnish State and their agencies, nor state-owned companies represent a significant share of TeliaSonera’s net sales or earnings.

The Swedish telecommunications market is governed mainly by the Electronic Communications Act and ordinances, regulations and decisions in accordance with the Act. Operators that have a significant publicly available communications network are required to pay a fee to finance measures to prevent serious threats and disruptions to electronic communications during peacetime. Until 2003, TeliaSonera was the only operator obliged to pay this fee. Under the act, the fee from 2004 is apportioned to more operators. The required fee from TeliaSonera was SEK 59 million in 2005, SEK 30 million in 2004 and SEK 50 million in 2003. In addition, TeliaSonera, like other operators, pays annual fees to the Swedish National Post and Telecom Agency (PTS) to fund the Agency’s activities under the Electronic Communications Act and the Radio and Telecommunications Terminal Equipment Act. TeliaSonera paid fees of SEK 60 million in 2005, SEK 65 million in 2004 and SEK 64 million in 2003.

The Finnish telecommunications market is governed mainly by the Communications Market Act and the Act on the Protection of Privacy and Data Security in Electronic Communications as well as by regulations, decisions and technical directions in accordance with these acts. In 2005, 2004 and 2003, TeliaSonera paid EUR 2.1 million, EUR 2.4 million and EUR 2.8 million, respectively, for the use of radio frequencies and EUR 0.9 million, EUR 0.9 million and EUR 1.6 million, respectively, for the use of numbers. In 2005 and 2004, TeliaSonera paid EUR 0.3 million and EUR 0.2 million, respectively, for data privacy supervision and EUR 1.2 and EUR 1.0 million, respectively, as communications market fee, i.e. a general fee paid for the regulatory activities of the Finnish Communications Regulatory Authority (FICORA).

TeliaSonera shares held by other related parties

Shares in TeliaSonera AB constitute a limited portion of the assets of TeliaSonera’s pension funds. See section “Plan-asset allocation” in note “Provisions for Pensions and Employment Contracts” for further details.

Svenska UMTS-nät

In 2005, 2004 and 2003, TeliaSonera sold services and products to its 50 percent owned associated company Svenska UMTS-nät AB worth SEK 160 million, SEK 180 million and SEK 131 million, respectively, and, in 2005 and 2004, bought services and products worth SEK 204 million and SEK 43 million, respectively.

Telekolmio

In 2005 and 2004, TeliaSonera sold services to its associated company Telekolmio Oy worth SEK 19 million and SEK 34 million, respectively, and bought services worth SEK 2 million and SEK 95 million, respectively.

Kasteam

In 2005, TeliaSonera sold services to its indirectly owned associated company Kasteam Oy worth SEK 42 million. In 2005 and 2004, TeliaSonera bought services worth SEK 68 million and SEK 50 million, respectively.

Notes to Consolidated Financial Statements (Continued)

10.   Related Party Transactions (Continued)

Isoworks

In 2005, TeliaSonera sold services to its associated company Isoworks Oy worth SEK 18 million and bought services worth SEK 94 million.

Lattelekom

In 2005, 2004 and 2003, TeliaSonera sold services to the Latvian associated company Lattelekom SIA worth SEK 116 million, SEK 112 million and SEK 114 million, respectively, and purchased services worth SEK 56 million, SEK 70 million and SEK 73 million, respectively. Further, in 2003, the Annual General Meeting of shareholders in Lattelekom decided to annul the company’s class C shares, resulting in a repayment of SEK 350 million to TeliaSonera.

MegaFon

As of December 31, 2005, TeliaSonera had interest-bearing claims on the Russian associated company OAO MegaFon of SEK 372 million.

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

Unisource and its joint owners, including TeliaSonera, signed a three-year management agreement with Infonet Services Corp. (see below) in 1999 on the operations in AUCS. The agreement provided for the sale of a large part of AUCS’s operations to Infonet. The management agreement was supplemented in December 2002 by a termination agreement, valid until the first quarter of 2004. Under the terms of various contracts, Unisource was required to provide services to Infonet. Unisource and its joint owners were also liable for any losses in AUCS and had to pay Infonet a bonus if the losses were lower than an amount specified in the contract. In total, this meant that TeliaSonera’s share of Unisource’s expenses as per the agreement was at least SEK 1,348 million. TeliaSonera received compensation for these undertakings through the acquisition of shares in Infonet at a price less than market value shortly prior to Infonet’s listing on the stock exchange. Based on the selling price at the time of listing, the value of the shares was SEK 2,758 million, while TeliaSonera paid SEK 110 million. The profit on this transaction, that is, the difference between the market value of the shares after deducting the purchase price (SEK 2,648 million) and the obligations that TeliaSonera undertook (SEK 1,348 million, as explained above), was recorded as share of earnings in AUCS over the combined term of the management and termination agreements.

Infonet

In 2004 and 2003, TeliaSonera sold services and products to the American associated company Infonet Services Corp. worth SEK 35 million and SEK 48 million, respectively, and purchased services and products worth SEK 116 million and SEK 225 million, respectively. TeliaSonera’s holding in Infonet was sold on February 25, 2005.

Notes to Consolidated Financial Statements (Continued)

10.   Related Party Transactions (Continued)

Telefos

As of December 31, 2005, TeliaSonera had interest-bearing claims on the associated company Telefos AB of SEK 93 million. In 2004 and 2003, TeliaSonera sold services and products to the Telefos Group worth SEK 94 million and SEK 139 million, respectively, and in 2005, 2004 and 2003, bought services and products worth SEK 2,087 million, SEK 1,908 million and SEK 2,675 million, respectively. Most of the services purchased by TeliaSonera relate to network construction.

Overseas Telecom

In 2003, the Annual General Meeting of shareholders in TeliaSonera’s associated company Overseas Telecom AB decided to reduce the company’s equity, resulting in a repayment of SEK 274 million to TeliaSonera.

Other transactions with associated companies

In addition, TeliaSonera sold and bought services and products to a limited extent to and from other associated companies. These transactions, as well as the transactions mentioned above, were based on commercial terms.

Commitments on behalf of related parties

In addition, TeliaSonera has made certain commitments on behalf of group and associated companies. See note “Contingencies, Other Contractual Obligations and Litigation” for further details.

Key management

See section “Remuneration to corporate officers” in note “Human Resources” for further details.

Notes to Consolidated Financial Statements (Continued)

11.   Amortization, Depreciation and Impairment Losses

Scheduled amortization and depreciation

The following rates are applied when recording scheduled amortization and depreciation.

Goodwill (until 2003)	Individual evaluation, minimum 5%
—Sonera and NetCom goodwill (until 2003)	5%
Trade names	Individual evaluation, minimum 10%
Licenses for mobile and fixed communications	License period, minimum 5%
Contractual agreements	Individual evaluation, based on historic and projected churn
Other intangible assets	7-33%
Buildings	2-10%
Land improvements	5-20%
Expenditure on improvements to property not owned by the Group	Remaining term of corresponding lease
Mobile networks
—Base stations	9.5-14.5%
—Other installations	10-33%
Fixed networks
—Switching systems and transmission systems	10-33%
—Transmission media (cable)	5-12.5%
—Equipment for special networks	20-33%
—Usufruct agreements of limited duration	Agreement period or time corresponding to the underlying tangible fixed asset
—Other installations	3-33%
Cable TV networks and alarm systems	10-33%
Equipment, tools and installations	12.5-33%

In late 2005, management initiated a group-wide review of useful lives, taking into account historical experience and expected future development in relation to technology changes, market conditions and regulatory environment. As a result, useful lives of a number of classes of intangible and tangible assets will be adjusted upwards as well as downwards as of January 1, 2006. The isolated aggregate full year effect for 2006 is expected to be a reduction of amortization and depreciation totaling approximately SEK 0.9 billion.

Goodwill and impairment testing

Substantially all goodwill recorded (see specification in note “Goodwill and Other Intangible Assets”) has been recognized in connection with the acquisition of Chess Holding in 2005, Orange Denmark in 2004, the merger with Sonera Oyj in 2002 and the acquisition of NetCom ASA in 2000. TeliaSonera

Notes to Consolidated Financial Statements (Continued)

11.   Amortization, Depreciation and Impairment Losses (Continued)

Finland (formerly Sonera), the total Danish mobile operations and NetCom all constitute cash-generating units. As of 2006, NetCom and Chess are part of the same cash-generating unit.

According to generally accepted principles and standard company procedures, carrying values of all cash-generating units have been tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculations. However, certain external events, such as market values for mobile operators falling after the acquisition of NetCom and the strong price pressure on the Finnish telecom market starting in 2004, have made TeliaSonera request independent appraisals of fair values to determine recoverable amounts for NetCom in 2002, International Carrier in 2004 and TeliaSonera Finland in 2005.

Using what management believes are reasonable assumptions based on the best information available as of the date of the financial statements, the recoverable values of the cash-generating units were found to be in excess of their December 31, 2005 carrying values at all tests and therefore the related goodwill was not impaired. In 2004, the carrying amount of International Carrier was determined to be impaired, due to continued weak market conditions as a result of overcapacity and falling prices, and the net fixed asset value of SEK 3,263 million was written down to zero. SEK 357 million referred to financial assets. The weighted average cost of capital (WACC) used in calculating the recoverable value was 13.1 percent. Excluding financial assets, the impairment losses were recognized as Other operating expenses, most of which in the Fixed networks class of assets.

The key assumptions used in the 2005 value in use calculations were sales growth, EBITDA margin development and WACC. The calculations were based on forecasts approved by management, which management believes reflect past experience and externally available information. For the Danish mobile operations the projected margins are higher than past experience, based on the synergies expected from the merger of Orange Denmark and the existing Danish mobile operations. Planned growth rates have been extrapolated using what management believes are rates consistent with the long term growth in each of the markets in which TeliaSonera operates. The WACC rates used varies by market and were in the range of 6.7-13.8 percent in 2005; for the Norwegian operations the WACC rate was 7.2 percent and for the Danish mobile operations it was 7.4 percent.

The fair value less cost to sell of TeliaSonera Finland was determined based on independent appraisal. The appraisal was based primarily on a discounted cash flow calculation in which the key assumptions were the same as those in the value in use calculations discussed above. The long-term sales growth used in the calculation is in line with the assumed long-term rate of inflation, and the WACC rate used was 8.1 percent. The most sensitive assumption is the EBITDA margin, and the fair value of TeliaSonera Finland is dependent on the successful implementation of the turn-around program announced on November 29, 2005 and the gradual recovery of EBITDA margin to the same type of levels as before 2005.

Notes to Consolidated Financial Statements (Continued)

11.   Amortization, Depreciation and Impairment Losses (Continued)

Amortization, depreciation and impairment losses on intangible assets and property, plant and equipment were distributed by function as follows.

	January-December
SEK in millions, except proportions	2005	2004	2003
Production	10,910	10,968	14,503
Sales	1,102	678	1,533
Administration	796	888	1,136
Research and development	230	154	483
Other operating expenses	150	2,908	52
Total	13,188	15,596	17,707
Proportion to net sales (%)	15.0	19.0	21.5

Amortization, depreciation and impairment losses are broken down by business segments in note “Business Segments.”

Amortization, depreciation and impairment losses were distributed by asset class as follows.

	January-December
SEK in millions	2005	2004	2003
Goodwill	—	—	3,488
Other intangible assets	2,289	2,422	1,987
Buildings	349	321	335
Land improvements	6	8	8
Mobile networks	4,492	3,905	3,833
Fixed networks	5,291	8,033	6,372
Other plant and equipment	761	907	1,684
Total	13,188	15,596	17,707

Accelerated amortization and depreciation, to the extent allowed by local tax legislation, is recorded in the individual Group companies as appropriations and untaxed reserves (see corresponding section in note “Income Taxes”).

12.   Associated Companies

Income from associated companies

The net effect on income from holdings in associated companies was as follows.

	January-December
SEK in millions	2005	2004	2003
Share in net income for the year	3,328	2,820	2,096
Amortization of goodwill (until 2003) and fair value adjustments	-43	-64	-565
Impairment losses on goodwill, fair value adjustments, etc.	-11	-67	-1,436
Net capital losses/gains	-45	859	287
Net effect on income	3,229	3,548	382

Notes to Consolidated Financial Statements (Continued)

12.   Associated Companies (Continued)

Income from associated companies is broken down by business segments in note “Business Segments.”

Large individual stakes (including intermediate holding companies, when applicable) impacted earnings as follows.

	January-December
SEK in millions	2005	2004	2003
Svenska UMTS-nät AB, Sweden	-105	12	-9
Lattelekom SIA, Latvia	220	219	205
AS Eesti Telekom, Estonia	—	274	177
OAO MegaFon, Russia	1,175	653	509
Turkcell Iletisim Hizmetleri A.S., Turkey	1,761	972	618
Overseas Telecom AB, Sweden	94	285	141
Telefos AB, Sweden	22	1,071	254
INGROUP Holding AB, Sweden	—	—	-123
Unisource N.V./AUCS, the Netherlands	-170	43	227
Infonet Services Corp., USA	206	-67	-1,517
Metro One Telecommunications, Inc., USA	—	—	-309
Bharti Mobile Ltd., India	—	—	341
Other holdings	26	86	-132
Net effect on income	3,229	3,548	382

Turkcell’s financials are included in TeliaSonera’s reporting with a one-quarter lag. As of January 1, 2006, the Turkish economy is from an accounting perspective no longer considered to be hyperinflationary, affecting TeliaSonera in the second quarter of 2006. AS Eesti Telekom became a consolidated subsidiary on December 28, 2004. See also note “Specification of Shareholdings and Participations.”

In 2004, the final capital gain from the sale of a majority stake in Telefos AB was recognized. In 2003, as a result of a management decision that TeliaSonera’s ownership interest in Infonet Services Corp. was defined as an asset possible to divest in light of market conditions or otherwise in an effort to maximize its return on the investment and Infonet’s reported operating performance, the carrying value was written down by SEK 1,028 million. TeliaSonera’s holding in Infonet was divested in February 2005.

Investments in associated companies

The book value was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Goodwill and similar assets on consolidation	9,039	8,079	8,934
Share of equity	16,169	11,534	11,467
Total	25,208	19,613	20,401

Book value is broken down by business segments in note “Business Segments.”

Notes to Consolidated Financial Statements (Continued)

12.   Associated Companies (Continued)

Summarized information on the associated companies’ aggregate balance sheets and income statements were as follows.

	December 31 or January-December
SEK in millions	2005	2004	2003
Non-current assets	95,007	65,072	45,298
Current assets	22,745	25,999	24,662
Provisions and long-term liabilities	20,502	13,967	12,888
Current liabilities	20,738	25,097	19,055
Net sales	63,011	46,209	43,590
Gross income	33,198	17,392	8,418
Net income	9,694	6,034	4,711

13.   Financial Revenues and Expenses

The net effect on income from financial revenues and expenses was as follows.

	January-December
SEK in millions	2005	2004	2003
Income from financial investments
Dividends	9	1	3
Capital gains/losses	141	-460	685
Impairment losses	-23	-131	-695
Total	127	-590	-7
Other financial revenues
Interest on finance leases	60	153	611
Other interest revenues	613	554	608
Exchange rate gains	232	453	544
Total	905	1,160	1,763
Other financial expenses
Interest expenses	-1,357	-1,572	-2,065
Capitalized interest	13	20	43
Exchange rate losses	-218	-363	-545
Total	-1,562	-1,915	-2,567
Net effect on income	-530	-1,345	-811

Notes to Consolidated Financial Statements (Continued)

14.   Income Taxes

Income tax expense

Pre-tax income, distributed by taxation domicile, was as follows.

	January-December
SEK in millions	2005	2004	2003
Sweden, subsidiaries	6,328	7,911	9,878
Sweden, associated companies	59	599	103
Total Sweden	6,387	8,510	9,981
Finland, subsidiaries	159	2,437	-14
Finland, associated companies	7	1	22
Other countries, subsidiaries	7,257	4,411	3,939
Other countries, associated companies	3,209	2,089	-29
Total outside Sweden	10,632	8,938	3,918
Total	17,019	17,448	13,899

Recorded tax expense was distributed as follows.

	January-December
SEK in millions	2005	2004	2003
Current tax
Sweden	130	67	1,994
Finland	0	-43	7
Other countries	1,121	946	760
Total current tax	1,251	970	2,761
Deferred tax
Sweden	1,648	1,029	513
Finland	-27	1,631	16
Other countries	453	-446	560
Total deferred tax	2,074	2,214	1,089
Total	3,325	3,184	3,850

Current tax expense for each fiscal year attributable to the previous years’ earnings and tax booked directly to equity were as follows.

	January-December
SEK in millions	2005	2004	2003
Current tax attributable to previous year	-339	-180	-305
Tax booked directly to equity	26	15	7

Notes to Consolidated Financial Statements (Continued)

14.   Income Taxes (Continued)

The difference between the nominal tax rate in Sweden and the effective tax rate comprises the following components.

	January-December
Percent	2005	2004	2003
Swedish income tax rate	28.0	28.0	28.0
Differences in tax rates on foreign operations	-4.0	-4.6	1.7
Adjustment of current taxes for previous periods	-2.0	-1.0	-2.5
Adjustment of deferred taxes for previous periods	-0.7	-6.1	-2.1
Changes in tax rates	1.3	5.4	—
Income from associated companies	-5.4	-4.1	-0.7
Losses for which deferred tax assets were not recognized	0.3	1.2	0.4
Non-deductible expenses	3.5	2.7	8.2
Non-taxable revenues	-1.5	-3.3	-5.3
Tax rate as per the income statement	19.5	18.2	27.7
Tax booked directly to equity	0.2	0.1	0.1
Effective tax rate	19.7	18.3	27.8
Tax rate, current tax	7.4	5.6	19.9

Differences in tax rates on foreign operations are partly due to time limited tax incentives for TeliaSonera subsidiaries in certain countries. The current tax incentive in Kazakhstan expired at December 31, 2005. On June 30, 2004, the Finnish parliament passed new tax laws, including, among other things, a reduction of the Finnish corporate income tax rate from 29 percent to 26 percent effective January 1, 2005. This triggered a recalculation of deferred tax assets and liabilities in TeliaSonera’s Finnish operations, resulting in a deferred tax expense of SEK 949 million in 2004.

Notes to Consolidated Financial Statements (Continued)

14.   Income Taxes (Continued)

Income tax assets and liabilities

Deferred tax assets and liabilities changed as follows.

	December 31,
SEK in millions	2005	2004	2003
Deferred tax assets
Book value, opening balance	12,381	14,960	15,931
Operations acquired	77	607	—
Income statement period change	-647	-2,807	-258
Recorded in equity	-19	—	—
Operations divested	—	-37	—
Reclassifications	—	-295	-482
Exchange rate differences	513	-47	-231
Book value, closing balance	12,305	12,381	14,960
Deferred tax liabilities
Book value, opening balance	7,906	8,537	10,673
Operations acquired	138	—	184
Income statement period change	1,427	-593	831
Recorded in equity	7	15	7
Operations divested	-16	—	-53
Reclassifications	-48	-11	-2,983
Exchange rate differences	164	-42	-122
Book value, closing balance	9,578	7,906	8,537

Notes to Consolidated Financial Statements (Continued)

14.   Income Taxes (Continued)

Deferred tax assets and liabilities were distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Gross deferred tax assets
Shares and participations	48	—	131
Other non-current assets	—	—	5,258
Gross deferred tax assets	5,541	5,686	—
Off-set deferred tax liabilities/assets	-1,042	-1,108	—
Provisions and other long-term liabilities	—	—	1,282
Gross deferred tax assets	426	684	—
Off-set deferred tax liabilities/assets	-316	-485	—
Current receivables and liabilities	71	113	32
Tax loss carry-forwards	—	—	10,561
Gross deferred tax assets	13,925	9,759	—
Off-set deferred tax liabilities/assets	-4,119	—	—
Subtotal	14,534	14,649	17,264
Valuation allowance
Other non-current assets	-119	-303	-1,183
Provisions and other long-term liabilities	—	-24	-402
Current receivables and liabilities	—	-104	—
Tax loss carry-forwards	-2,110	-1,837	-719
Subtotal	-2,229	-2,268	-2,304
Total deferred tax assets	12,305	12,381	14,960
Deferred tax liabilities
Shares and participations	—	—	447
Gross deferred tax liabilities	4,734	187	—
Off-set deferred tax assets/liabilities	-4,119	—	—
Other non-current assets	—	—	6,299
Gross deferred tax liabilities	8,044	5,906	—
Off-set deferred tax assets/liabilities	-316	-485	—
Provisions	—	—	749
Gross deferred tax liabilities	1,606	2,334	—
Off-set deferred tax assets/liabilities	-1,042	-1,108	—
Current receivables and liabilities	38	30	2
Off-balance-sheet items	633	1,042	1,040
Total deferred tax liabilities	9,578	7,906	8,537
Net deferred tax assets (+)/liabilities (-)	2,727	4,475	6,423
Net increase (+)/decrease (-) in valuation allowance	-39	-36	589

The provisional purchase price allocation for Orange Denmark was finalized in the first quarter of 2005, which resulted in a restatement of certain preliminary figures recognized in 2004, increasing deferred

Notes to Consolidated Financial Statements (Continued)

14.   Income Taxes (Continued)

tax assets with respect to other non-current assets. For more information, see section “Acquisition of Orange Denmark and Eesti Telekom” in note “Business Combinations.”

Deferred tax assets originating from tax loss carry-forwards mainly refers to impairment losses on 3G investments in foreign associated companies and other minority holdings recognized by TeliaSonera Finland Oyj (formerly Sonera Oyj) in 2002. In 2005, one of TeliaSonera Finland’s Dutch subsidiaries retroactively utilized a possibility in the Dutch Corporate Income Tax Act to benefit from a temporary deduction related to its equity investment in an associated 3G company in 2000 and subsequent impairment loss in 2002. The deduction led to a substantial tax loss. However, as the deduction is temporary it has to be evenly reversed during 2005-2009. As the Dutch tax rate has been gradually decreased during 2000-2006, the deferral of the taxable income has decreased tax expenses with approximately EUR 6 million, equivalent to SEK 56 million. The gross effect of the additional deferred tax asset in the tax loss has been off-set towards the deferred tax liability related to shares and participations.

In 2005 and 2003, deferred tax liabilities with respect to other non-current assets mostly referred to untaxed reserves (see below), while amounts in 2004 chiefly referred to temporary differences between tax base and carrying value on assets in the parent company. Unrecognized deferred tax liabilities for undistributed earnings in subsidiaries totaled SEK 493 million in 2005, SEK 415 million in 2004 and SEK 436 million in 2003.

Accumulated tax loss carry-forwards were distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Sweden	633	546	871
Finland	28,042	28,769	31,178
Other countries	21,543	6,720	5,725
Total	50,218	36,035	37,774

Swedish tax loss carry-forwards have no expiration date, while Finnish tax loss carry-forwards expire after 10 years. Total loss carry-forwards as of December 31, 2005 expire in the following years.

Expiry
SEK in millions	2006	2007	2008	2009	2010	2011-2024	Unlimited	Total
Tax loss carry-forwards	295	35	10	101	115	28,292	21,370	50,218

Appropriations and untaxed reserves

Tax legislation in Sweden, Finland and certain other countries allows companies to postpone tax payments by making allocations to untaxed reserves in the balance sheet via the Appropriations line item in the income statement. Of particular interest to TeliaSonera, with its extensive capital expenditure in infrastructure, are Swedish and Finnish tax regulations that make it possible to amortize or depreciate assets at an accelerated rate (see also note “Amortization, Depreciation and Impairment Losses”). However, appropriations and untaxed reserves are not recorded in the consolidated financial statements.

In the consolidated accounts, a portion of untaxed reserves after eliminations is recorded a deferred tax liability, while the remaining portion from 2005 is recorded as retained earnings and until 2004 was recorded as a restricted reserve in shareholders’ equity. If brought to income and taxed, the last-mentioned would have been transferred to non-restricted reserves (see note “Equity and Earnings per Share”).

Notes to Consolidated Financial Statements (Continued)

14.   Income Taxes (Continued)

Overall, the individual Group companies recorded the following untaxed reserves.

	December 31,
SEK in millions	2005	2004	2003
Profit equalization reserve	1,846	3,239	3,114
Accumulated excess amortization and depreciation	16,129	3,845	14,136
Contingency reserve	43	166	353
Total	18,018	7,250	17,603

In 2005, the parent company for tax purposes applied depreciation as in the books. As a precondition, the difference at the beginning of the year between carrying value and tax base has been added to the taxable income with one third 2005 and the remaining two thirds will be evenly added in 2006 and 2007. A deferred tax liability has been recognized with respect to the additional taxable income in 2006 and 2007. Accordingly, an untaxed reserve, related to excess depreciation, has been recognized and the deferred tax liability, concerning the difference between carrying value and tax base, recorded in 2004, was reversed.

Excess amortization and depreciation was as follows.

	December 31,
	2005		2004		2003
SEK in millions	Intangible assets	Property, plant and equipment	Intangible assets	Property, plant and equipment	Intangible assets	Property, plant and equipment
Opening balance	959	2,886	769	13,367	582	13,635
Operations acquired/divested	—	-1	-7	-76	183	592
Provisions	1,366	12,446	199	1,170	12	597
Reversals	-29	-1,498	-2	-11,575	-8	-1,457
Closing balance	2,296	13,833	959	2,886	769	13,367

Notes to Consolidated Financial Statements (Continued)

15.   Goodwill and Other Intangible Assets

The total book value of goodwill and other intangible assets changed as follows.

	December 31,
	2005		2004		2003
SEK in millions	Goodwill	Other	Goodwill	Other	Goodwill	Other
Acquisition value, opening balance	57,797	19,736	61,235	14,124	64,058	12,758
Accumulated amortization as of January 1, 2004	—	—	-7,956	—	—	—
Purchases	2,186	1,525	4,170	4,562	1,903	1,292
Operations acquired	2	270	—	769	—	57
Sales/discards	-4	-1,697	-1	-142	—	-259
Operations divested	-25	-4	-47	-61	—	-65
Reclassifications	-15	733	410	641	-679	677
Exchange rate differences	2,890	829	-14	-157	-4,047	-336
Accumulated acquisition value, closing balance	62,831	21,392	57,797	19,736	61,235	14,124
Amortization, opening balance	—	-6,213	-7,956	-4,321	-5,078	-2,641
Accumulated amortization as of January 1, 2004	—	—	7,956	—	—	—
Operations acquired	—	-160	—	-214	—	-27
Sales/discards	—	707	—	98	—	128
Operations divested	—	4	—	75	—	60
Reclassifications	—	-748	—	-84	220	-245
Amortization for the year	—	-2,301	—	-1,807	-3,450	-1,686
Exchange rate differences	—	-287	—	40	352	90
Accumulated amortization, closing balance	—	-8,998	—	-6,213	-7,956	-4,321
Impairment losses, opening balance	-364	-1,424	-357	-905	-396	-595
Operations acquired	1	—	—	—	—	—
Sales/discards	40	883	—	—	—	—
Reclassifications	—	17	7	96	—	—
Losses/reversals of losses for the year	-0	12	-16	-621	-38	-301
Exchange rate differences	-10	-19	2	6	77	-9
Accumulated impairment losses, closing balance	-333	-531	-364	-1,424	-357	-905
Advances	—	6	—	2	—	0
Total book value, closing balance	62,498	11,869	57,433	12,101	52,922	8,898

The provisional purchase price allocations for Orange Denmark and Eesti Telekom were finalized in the first quarter of 2005, which resulted in a restatement of the preliminary figures recognized in 2004, decreasing Goodwill and Other intangible assets. For more information, see section “Acquisition of Orange Denmark and Eesti Telekom” in note “Business Combinations.”

The acquisition value includes accumulated interest of SEK 22 million for 2005, SEK 22 million for 2004 and SEK 22 million for 2003.

Notes to Consolidated Financial Statements (Continued)

15.   Goodwill and Other Intangible Assets (Continued)

Capitalized software for in-house administrative use amounted to SEK 72 million in 2005, SEK 80 million in 2004 and SEK 110 million in 2003. In the three years, amortization was SEK 85 million, SEK 122 million and SEK 140 million, respectively.

The total book value of goodwill and other intangible assets was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Goodwill, TeliaSonera Finland	29,185	28,063	28,217
Goodwill, NetCom	21,551	20,085	19,857
Goodwill, Chess	1,995	—	—
Goodwill, mobile (former Orange) Denmark	3,748	3,605	—
Goodwill, other	6,019	5,680	4,848
Administrative software systems	703	670	680
Trade names, licenses, patents, etc.	5,349	5,912	6,429
Contractual agreements	4,026	4,065	424
Leases, etc.	961	835	908
Work in progress, advances	830	619	457
Total	74,367	69,534	61,820

See note “Business Combinations” for more information on significant acquisitions in 2005 and 2004.

Given the current ownership structure and the same exchange rates as in 2005, and that no events will occur that would trigger impairment charges, TeliaSonera expects the following amortization of other intangible assets during the next five-year period.

SEK in millions	2006	2007	2008	2009	2010
Expected future amortization of other intangible assets	2,156	2,182	1,763	1,682	1,636

16.   Property, Plant and Equipment

Buildings and land

TeliaSonera’s real estate holdings include some 4,000 properties, mainly in Sweden and Finland. The substantial majority is used solely for technical facilities, like network installations, computer installations, research centers and service outlets.

Notes to Consolidated Financial Statements (Continued)

16.   Property, Plant and Equipment (Continued)

The total book value of buildings and land changed as follows.

	December 31,
SEK in millions	2005	2004	2003
Acquisition value, opening balance	7,514	6,043	5,859
Purchases	313	294	157
Operations acquired	—	1,358	51
Sales/discards	-357	-140	-102
Operations divested	—	—	-1
Reclassifications	-125	19	221
Exchange rate differences	285	-60	-142
Accumulated acquisition value, closing balance	7,630	7,514	6,043
Depreciation, opening balance	-2,839	-2,024	-1,756
Operations acquired	—	-580	-28
Sales/discards	231	82	44
Reclassifications	-20	-4	1
Depreciation for the year	-343	-328	-308
Exchange rate differences	-87	15	23
Accumulated depreciation, closing balance	-3,058	-2,839	-2,024
Impairment losses, opening balance	-324	-354	-298
Sales/discards	1	15	7
Reclassifications	-9	13	-32
Losses for the year	-12	—	-35
Exchange rate differences	-15	2	4
Accumulated impairment losses, closing balance	-359	-324	-354
Advances	5	36	5
Total book value, closing balance	4,218	4,387	3,670

The provisional purchase price allocation for Eesti Telekom was finalized in the first quarter of 2005, which resulted in a restatement of the preliminary figures recognized in 2004, decreasing the acquisition value. For more information, see section “Acquisition of Orange Denmark and Eesti Telekom” in note “Business Combinations.”

No interest is included in the acquisition value for the years 2005, 2004 and 2003.

The Group’s Swedish real estate holdings have been assessed for tax purposes at the following values.

	December 31,
SEK in millions	2005	2004	2003
Buildings	178	178	199
Land and land improvements	57	57	58
Tax-assessed value	235	235	257

At the 2005 property assessment for tax purposes, a number of properties were assessed for the first time, while others had their assessments adjusted. The number of real estate properties valued for tax purposes is limited as many of them are classified as non-taxable communication buildings. Tax-assessed properties were sold in 2005.

Notes to Consolidated Financial Statements (Continued)

16.   Property, Plant and Equipment (Continued)

Plant and machinery

The total book value of plant and machinery changed as follows.

	December 31,
SEK in millions	2005	2004	2003
Acquisition value, opening balance	145,995	135,184	138,065
Purchases	9,366	9,137	7,545
Operations acquired	5	5,211	664
Dismantling/restoration	194	25	106
Sales/discards	-2,043	-3,327	-2,305
Operations divested	-12	-537	-4,113
Reclassifications	-350	777	-2,300
Exchange rate differences	3,956	-475	-2,478
Accumulated acquisition value, closing balance	157,111	145,995	135,184
Depreciation, opening balance	-91,424	-81,495	-77,975
Operations acquired	—	-4,002	-584
Sales/discards	1,782	3,067	1,894
Operations divested	8	482	3,039
Reclassifications	20	-798	1,291
Depreciation for the year	-8,962	-8,909	-10,120
Exchange rate differences	-1,859	231	960
Accumulated depreciation, closing balance	-100,435	-91,424	-81,495
Impairment losses, opening balance	-13,325	-10,447	-10,929
Operations acquired	—	-15	—
Sales/discards	102	172	156
Reclassifications	-70	-120	382
Losses for the year	-599	-2,948	-289
Exchange rate differences	-445	33	233
Accumulated impairment losses, closing balance	-14,337	-13,325	-10,447
Advances	67	40	45
Total book value, closing balance	42,406	41,286	43,287

The acquisition value includes accumulated interest of SEK 607 million, SEK 594 million and SEK 617 million for the years 2005, 2004 and 2003, respectively.

The provisional purchase price allocation for Eesti Telekom was finalized in the first quarter of 2005, which resulted in a restatement of the preliminary figures recognized in 2004, decreasing the acquisition value. For more information, see section “Acquisition of Orange Denmark and Eesti Telekom” in note “Business Combinations.” In 2004, the carrying value of the international carrier operations was written down.

Notes to Consolidated Financial Statements (Continued)

16.   Property, Plant and Equipment (Continued)

Equipment, tools and installations

The total book value of equipment, tools and installations changed as follows.

	December 31,
SEK in millions	2005	2004	2003
Acquisition value, opening balance	6,515	6,730	10,092
Purchases	653	639	744
Operations acquired	43	1,276	722
Sales/discards	-1,417	-573	-661
Operations divested	-5	-317	-664
Reclassifications	412	-1,227	-3,245
Exchange rate differences	238	-13	-258
Accumulated acquisition value, closing balance	6,439	6,515	6,730
Depreciation, opening balance	-4,676	-4,249	-6,349
Operations acquired	-25	-1,011	-783
Sales/discards	1,155	538	611
Operations divested	—	188	319
Reclassifications	-18	830	3,235
Depreciation for the year	-977	-978	-1,444
Exchange rate differences	-166	6	162
Accumulated depreciation, closing balance	-4,707	-4,676	-4,249
Impairment losses, opening balance	-300	-277	-464
Operations acquired	—	-22	213
Sales/discards	149	7	—
Operations divested	—	1	—
Reclassifications	-2	—	-15
Losses for the year	-6	-10	-8
Exchange rate differences	-0	1	-3
Accumulated impairment losses, closing balance	-159	-300	-277
Advances	4	—	—
Total book value, closing balance	1,577	1,539	2,204

No interest is included in the acquisition value for the years 2005, 2004 or 2003.

Notes to Consolidated Financial Statements (Continued)

16.   Property, Plant and Equipment (Continued)

Distribution by class of asset

The total book value of property, plant and equipment was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Buildings and land
Capitalized improvements to leased premises	125	108	123
Buildings	3,733	3,881	3,152
Land and land improvements	360	398	395
Total buildings and land	4,218	4,387	3,670
Plant and machinery
Mobile networks	15,308	12,989	12,181
Fixed networks—switching systems and peripheral equipment	4,331	6,114	7,692
Fixed networks—transmission systems	7,284	10,048	11,074
Fixed networks—transmission media and other types of media	12,299	8,869	9,361
Cable TV networks	421	416	550
Alarm systems	—	9	16
Assets under construction, advances	2,763	2,841	2,413
Total plant and machinery	42,406	41,286	43,287
Equipment, tools and installations
Finance leases, vehicles	187	271	271
Other equipment, tools and installations	1,390	1,268	1,933
Total equipment, tools and installations	1,577	1,539	2,204
Total property, plant and equipment	48,201	47,212	49,161

Assets under construction under Plant and machinery are chiefly installations for mobile and fixed networks. Assets owned by Group companies and leased to other Group companies are included in Plant and machinery and Other equipment, tools and installations as appropriate.

See note “Business Combinations” for more information on significant acquisitions in 2005 and 2004.

Notes to Consolidated Financial Statements (Continued)

17.   Other Financial Assets

The total book value of other financial assets was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Associated companies
Interest-bearing receivables from associated companies	265	232	809
Non-interest-bearing receivables from associated companies	2	0	2
Total associated companies	267	232	811
Other holdings of securities
Shares and participations	209	326	357
Other securities	213	205	201
Total other holdings of securities	422	531	558
Other long-term receivables
Interest-bearing
Receivables for pension obligations	437	573	—
Finance lease agreements	337	333	3,298
Service-financing agreements	242	254	503
Loans to employees	6	7	14
Interest rate swaps	68	104	—
Cross currency interest rate swaps	229	113	306
Other	166	301	624
Non-interest-bearing
Deferral of paid pension-related social charges and taxes	384	621	—
Operating lease agreements	142	44	344
Other	313	246	242
Total other long-term receivables	2,324	2,596	5,331
Total	3,013	3,359	6,700

Leasing agreements are discussed in note “Leasing Agreements” and receivables for pension obligations in note “Provisions for Pensions and Employment Contracts.” Shares and participations in other holdings of securities are specified in note “Specification of Shareholdings and Participations.”

18.   Inventories

After deductions for obsolescence amounting to SEK 2 million, SEK 15 million and SEK 7 million for the years 2005, 2004 and 2003, respectively, the total book value was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Raw materials and essential inputs	95	109	244
Products at work	24	20	7
Finished goods and goods for resale	570	473	206
Expense incurred, construction contracts	70	51	24
Advances to suppliers	6	2	20
Total	765	655	501

Notes to Consolidated Financial Statements (Continued)

18.   Inventories (Continued)

Finished goods include purchased supplies that are mainly intended for use in constructing TeliaSonera’s own installations and for repair and maintenance. Inventories carried at net realizable value totaled SEK 16 million in 2005. Supplies valued at SEK 180 million, SEK 173 million and SEK 6 million for the years 2005, 2004 and 2003, respectively, were stored at a central location. The remainder was held at local warehouses and worksites.

19.   Trade and Other Receivables

The total book value of trade and other receivables was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Accounts receivable
Invoiced receivables	12,570	13,186	12,914
Allowance for doubtful receivables	-692	-704	-904
Total accounts receivable	11,878	12,482	12,010
Other current receivables
Receivables from associated companies	121	423	628
Value-added tax	607	364	296
Currency swaps, forward exchange contracts	14	54	84
Receivables from others	1,236	1,447	1,521
Total other current receivables	1,978	2,288	2,529
Accrued revenues and deferred expenses
Call charges	2,091	2,383	2,549
Interconnect and roaming, other traffic charges	1,481	1,177	1,192
Prepaid rent and leasing fees	295	290	397
Other accrued or deferred items	1,196	1,387	1,479
Total accrued revenues and deferred expenses	5,063	5,237	5,617
Total trade and other receivables	18,919	20,007	20,156

Written-down accounts receivable (bad debt expense) and recovered accounts receivable for the years 2005, 2004 and 2003 are recorded in note “Operating Costs” and note “Other Operating Revenues and Expenses.” For information on leases, see note “Leasing Agreements.”

Notes to Consolidated Financial Statements (Continued)

20.   Interest-bearing Receivables, Cash and Cash Equivalents

Interest-bearing receivables

The total book value of interest-bearing receivables was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Current interest-bearing receivables
Receivables from associated companies	37	5	226
Finance lease agreements	244	269	3,157
Cross currency interest rate swaps	139	209	47
Receivables from others	459	390	340
Total current interest-bearing receivables	879	873	3,770
Short-term investments with maturities over three months	1,528	368	278
Total interest-bearing receivables	2,407	1,241	4,048

For information on leases, see note “Leasing Agreements.”

Cash and cash equivalents

Cash and cash equivalents was distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Short-term investments with maturities up to and including three months	11,846	11,702	8,380
Cash and bank	4,988	5,543	3,689
Cash and cash equivalents	16,834	17,245	12,069

See also notes “Financial Instruments and Financial Risk Management” and “Contingencies, Other Contractual Obligations and Litigation.”

21.   Equity and Earnings per Share

Share capital

According to the by-laws of TeliaSonera AB the authorized share capital shall amount to no less than SEK 8,000,000,000 and no more than SEK 32,000,000,000. All issued shares have been paid in full and carry equal rights to vote and participate in the assets of the company.

Notes to Consolidated Financial Statements (Continued)

21.   Equity and Earnings per Share (Continued)

During the last six years, the issued share capital changed as follows.

	Number of issued shares	Par value (SEK/share)	Issued share capital (SEK)
Issued share capital, December 31, 1999	8,800,000	1,000.00	8,800,000,000
Bonus issue, May 20, 2000	—	1,036.80	323,840,000
Split 324:1, May 20, 2000	2,842,400,000	3.20	—
New share issue at a premium, June 16, 2000	150,000,000	3.20	480,000,000
Issued share capital, December 31, 2000	3,001,200,000	3.20	9,603,840,000
Issued share capital, December 31, 2001	3,001,200,000	3.20	9,603,840,000
New share issue at a premium, December 3, 2002	1,604,556,725	3.20	5,134,581,520
Issued share capital, December 31, 2002	4,605,756,725	3.20	14,738,421,520
New share issue at a premium, February 10, 2003	69,475,344	3.20	222,321,101
Issued share capital, December 31, 2003	4,675,232,069	3.20	14,960,742,621
Issued share capital, December 31, 2004	4,675,232,069	3.20	14,960,742,621
Issued share capital, December 31, 2005	4,675,232,069	3.20	14,960,742,621

Treasury shares

On April 26, 2005, the Annual General Meeting of shareholders decided on a share repurchase program with tradable rights, comprising every twenty-fifth share, or a maximum of 187,009,282 shares. After executing the program, TeliaSonera AB as of December 31, 2005 held 184,774,856 treasury shares. The price paid for each repurchased share was SEK 55.00 in cash and pre-tax transaction costs amounted to SEK 55 million, reducing other contributed capital within shareholders’ equity by SEK 10,203 million in total.

No TeliaSonera shares are held by the company’s subsidiaries.

Reclassification within equity

As of January 1, 2006, a new Swedish Companies Act was effective, among other things nullifying the requirement to divide equity into restricted and non-restricted funds. This change is applicable on financial statements decided upon by the AGM in 2006. Consequently, TeliaSonera has rearranged its presentation of equity components as required by applicable IFRSs (see section “Shareholders’ equity” in note “Significant Accounting Principles”). The reclassification is primarily based on; a survey of shareholder related transactions since the parent company’s inception in 1966, classifying relevant entries as Other contributed capital; a pooling of accumulated restricted and non-restricted exchange rate differences into one translation reserve; the dissolution of the former equity method reserve transferring the funds to the inflation adjustment reserve and retained earnings, respectively; and the reversal of previous years’ transfers between restricted and non-restricted equity with respect to inter alia untaxed reserves and non-restricted equity in subsidiaries.

According to the Swedish Companies Act in force until December 31, 2005, shareholders’ equity should be divided into funds available for distribution (non-restricted) and not available for distribution (restricted). In a group, the shareholders could receive as distribution only the lower of the non-restricted funds in the parent company or in the group.

Notes to Consolidated Financial Statements (Continued)

21.   Equity and Earnings per Share (Continued)

Restricted shareholders’ equity was made up of the share capital, the share premium reserve, the statutory reserve and other restricted reserves. In the consolidated accounts, the group’s non-restricted equity included only that part of a subsidiary’s non-restricted equity that could be assigned to the parent company without having to write down the value of the shares in the subsidiary. Under the Companies Act, the General Meeting of shareholders might decide to reduce the share premium reserve and the statutory reserve provided these funds were used in a specified manner. In accordance with these regulations, the TeliaSonera AGMs in 2002 and 2005 decided to transfer substantial amounts from the share premium reserve to non-restricted equity.

Earnings in associated companies that had not been distributed were recorded in the Group’s equity as an equity method reserve in restricted reserves. Likewise, the revaluation reserve, arising from revaluing the fair values of net assets in a previous associate accounted for under the equity method to the fair values of net assets at the date that entity became a consolidated subsidiary, constituted a restricted reserve. Further, the equity component of untaxed reserves was recognized in restricted equity. Until 2003, the equity effect of recording financial instruments at fair value was attributed to a fair value reserve in restricted reserves. Following a change in the Swedish Annual Accounts Act, effective January 1, 2004, the fair value reserve was transferred to non-restricted equity.

Notes to Consolidated Financial Statements (Continued)

21.   Equity and Earnings per Share (Continued)

Reserves

	December 31,
SEK in millions	2005	2004	2003
Revaluation reserve
Book value, opening balance	1,098	—	—
Operations acquired	—	1,641	—
Transfer of amortization and depreciation for the year	-132	—	—
Book value, closing balance	966	1,641	—
Restatement of Eesti Telekom purchase price allocation	—	-543	—
Restated book value, closing balance	966	1,098	—
Fair value reserve—Securities
Book value, opening balance	129	-11	-11
Provisions	60	129	—
Reversals	—	11	—
Tax effect	-26	—	—
Book value, closing balance	163	129	-11
Fair value reserve—Derivatives
Book value, opening balance	-61	-67	-57
Provisions	-85	76	-57
Reversals	101	-55	43
Tax effect	-4	-15	4
Book value, closing balance	-49	-61	-67
Translation reserve
Book value, opening balance	-2,830	-597	7,504
Translation of foreign operations	8,470	-2,243	-7,783
Foreign operations divested	339	-10	-318
Book value, closing balance	5,979	-2,850	-597
Restatement of Eesti Telekom purchase price allocation	—	20	—
Restated book value, closing balance	5,979	-2,830	-597
Inflation adjustment reserve
Book value, opening balance	3,879	2,427	—
Translation of operations in hyperinflationary economies	1,177	1,452	2,427
Book value, closing balance	5,056	3,879	2,427
Total reserves book value, closing balance	12,115	2,215	1,752

The provisional purchase price allocation for Eesti Telekom was finalized in the first quarter of 2005, which resulted in a restatement of the preliminary figures recognized in 2004, adjusting the revaluation and translation reserves. For more information, see section “Acquisition of Orange Denmark and Eesti Telekom” in note “Business Combinations.”

No part of the reversed amounts within the fair value reserves referred to reversals that necessitate adjusting the acquisition value. See also section “Financial Instruments” in note “Significant Accounting Policies.” There was neither any tax effect arising from the translation of foreign associated companies or

Notes to Consolidated Financial Statements (Continued)

21.   Equity and Earnings per Share (Continued)

any tax effect arising from the translation of associated companies in hyperinflationary economies. As of January 1, 2006, the Turkish economy is from an accounting perspective no longer considered to be hyperinflationary, affecting TeliaSonera in the second quarter of 2006, as Turkcell’s financials are reported with a one-quarter lag.

Minority interests in equity

Exchange rate differences in minority interests changed as follows.

	December 31,
SEK in millions	2005	2004	2003
Book value, opening balance	-550	-386	-72
Translation of foreign operations	732	-164	-314
Book value, closing balance	182	-550	-386

The book value was distributed as follows (including intermediate holding companies, when applicable).

	December 31,
SEK in millions	2005	2004	2003
UAB Omnitel, Lithuania	—	—	156
AB Lietuvos Telekomas, Lithuania	1,206	1,183	1,204
Latvijas Mobilais Telefons SIA, Latvia	707	669	574
AS Eesti Telekom, Estonia	2,950	3,549	—
Fintur Holdings B.V., the Netherlands	3,777	2,051	1,425
Other subsidiaries	5	5	82
Total book value	8,645	7,457	3,441

Notes to Consolidated Financial Statements (Continued)

21.   Equity and Earnings per Share (Continued)

Earnings per share and dividends

	January-December
	2005	2004	2003
Net income attributable to shareholders of the parent company (SEK million)	11,697	12,964	9,080
Average number of outstanding shares (thousands)
—Basic	4,573,986	4,675,232	4,667,618
—Diluted	4,573,986	4,675,232	4,668,426
Average number of treasury shares (thousands)
—Basic	101,246	—	—
—Diluted	101,246	—	—
Earnings per share (SEK)
—Basic	2.56	2.77	1.95
—Diluted	2.56	2.77	1.95
Ordinary cash dividend (for 2005 as proposed by the Board)
—Per share (SEK)	1.25	1.20	1.00
—Total (SEK million)	5,613	5,610	4,675
Extra cash dividend for 2005 as proposed by the Board
—Per share (SEK)	2.25	—	—
—Total (SEK million)	10,104	—	—

In 2002 and 2001, General Meetings of shareholders decided to implement a number of employee stock option schemes (see section “Stock-Based Compensation” in note “Human Resources”). Due to non-fulfillment of certain subscription criteria, most of the option programs were cancelled in 2004 and 2003 and the subscription periods for the two remaining programs expired on May 31 and June 30, 2005, respectively. No option holder subscribed for shares under these programs. Under the terms and conditions that applied to the employee stock option schemes, the option programs had no dilution effect upon computation of earnings per share for 2004 and a very limited dilution effect for 2003.

22.   Financial Instruments and Financial Risk Management

Book value and fair value of interest-bearing financial instruments

The table below presents book values and fair values distributed by type of interest-bearing financial instrument based on the prerequisites stated below. Non-interest-bearing financial instruments, like accounts receivable and accounts payable, are recorded at fair value and are not shown in the table.

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

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

The values for interest rate swaps and cross currency interest rate swaps include underlying principal and accrued interest. Swaps received and paid refer to the respective legs of a swap deal (see notes “Other Financial Assets” and “Interest-bearing Receivables, Cash and Cash Equivalents,” and section “Borrowings, maturity structure, interest rates and currencies” below).

	December 31,
	2005		2004		2003
SEK in millions	Book value	Fair value	Book value	Fair value	Book value	Fair value
Equity participations in associated companies	25,208	40,695	19,613	32,024	20,401	23,315
Other holdings of securities	422	422	531	531	558	558
Receivables for pension obligations	437	437	573	573	—	—
Leasing receivables	581	581	602	602	6,455	6,367
Other long-term and short-term receivables	2,300	2,300	1,457	1,457	2,647	2,647
Cash and cash equivalents	16,834	16,834	17,245	17,245	12,069	12,069
Interest rate swaps received	16,640	16,640	5,757	5,757	2,178	2,178
Interest rate swaps paid	-16,106	-16,106	-5,543	-5,543	-2,084	-2,084
Cross currency interest rate swaps received	12,687	12,687	4,781	4,781	5,989	5,989
Cross currency interest rate swaps paid	-12,382	-12,382	-4,469	-4,469	-5,583	-5,583
Other currency derivatives	14	14	54	54	84	84
Assets	46,635	62,122	40,601	53,012	42,714	45,540
Provisions for pensions	—	—	—	—	522	522
Long-term loans	20,913	21,147	12,975	13,241	25,940	27,023
Short-term loans	6,221	6,265	11,736	12,215	4,686	4,710
Interest rate swaps received	-1,159	-1,159	-1,313	-1,313	-1,314	-1,314
Interest rate swaps paid	1,283	1,283	1,471	1,471	1,442	1,442
Cross currency interest rate swaps received	-3,510	-3,510	-2,340	-2,340	-1,795	-1,795
Cross currency interest rate swaps paid	3,562	3,562	2,471	2,471	1,927	1,927
Other currency derivatives	23	23	12	12	85	85
Liabilities	27,333	27,611	25,012	25,757	31,493	32,600
Less book value of:
—pension provisions	—		—		-522
—accrued interest	-575		-325		-332
—other currency derivatives	-23		-12		-85
Book value of interest-bearing liabilities	26,735		24,675		30,554

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

The market capitalizations of the Group’s holdings of publicly quoted shares were as follows.

	December 31,
SEK in millions	2005	2004	2003
Subsidiaries
AB Lietuvos Telekomas, Lithuania	3,602	2,748	2,018
AS Eesti Telekom, Estonia	4,921	4,483	—
Total subsidiaries	8,523	7,231	2,018
Associated companies and other minority holdings
AS Eesti Telekom, Estonia	—	—	4,038
Turkcell Iletisim Hizmetleri A.S., Turkey	33,634	25,415	13,261
Infonet Services Corp., USA	—	1,264	1,154
Elisa Oyj (in 2004 and 2003 Saunalahti Group Oyj), Finland	221	125	80
Digital Telecommunications Phils. Inc., Philippines	84	123	55
Other holdings	11	1	31
Total associated companies and other minority holdings	33,950	26,928	18,619
Total	42,473	34,159	20,637

Principles of financing and financial risk management

TeliaSonera’s financing and financial risks are managed under the control and supervision of the Board of Directors of TeliaSonera AB. Financial management is centralized within the Corporate Finance and Treasury unit of TeliaSonera AB, which functions as TeliaSonera’s internal bank and is responsible for the management of financing and financial risks.

TeliaSonera Corporate Finance and Treasury (CFT) is responsible for Group-wide financial risk management including netting and pooling of capital requirements and payment flows. CFT also seeks to optimize the cost of financial risk management, which in certain cases may mean that e.g. an inter company transaction is not replicated with an identical transaction outside the Group or that derivative transactions are initiated in order to adjust e.g. the overall interest rate duration of the debt portfolio, if deemed appropriate. This means that situations may arise in which certain derivative transactions with parties outside the Group do not fully satisfy the requirements for hedge accounting. CFT’s deviation mandates are clearly defined, however, and the impact on earnings of deals made within those mandates is therefore not deemed to be substantial. CFT’s deviation mandate in the currency markets is currently capped at the equivalent of a nominal SEK +/-200 million. As of December 31, 2005, the risk mandate was utilized by less than SEK 50 million.

SEK is the functional currency of TeliaSonera AB. Its borrowings are therefore normally denominated in, or swapped into, SEK unless directly linked to international operations. TeliaSonera Finland Oyj’s borrowings are denominated in EUR.

If the available loan form does not directly reflect the desired loan portfolio structure in terms of interest or currency, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and cross currency interest rate swaps. Cross currency interest rate swaps are normally used to hedge financial flows such as loans and investments longer than one year, while shorter terms are hedged using currency swaps or forward exchange contracts.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

Liquidity and bank credit facilities

TeliaSonera’s policy is to have a strong liquidity position in terms of available cash and/or unutilized committed credit facilities. As of December 31, 2005, the surplus liquidity (short-term investments and cash and bank) amounted to the equivalent of SEK 18,362 million. Surplus liquidity is typically deposited in banks or invested in short-term interest-bearing instruments with good credit ratings. At year-end, TeliaSonera AB had no such investments in interest-bearing securities with maturities exceeding three months. In addition to available cash, TeliaSonera AB has a revolving credit facility, which is a committed syndicated bank credit facility with final maturity in December 2011, capped at EUR 1,000 million and used for short-term financing and back-up purposes. This facility was not utilized as of December 31, 2005. In total, as of the balance sheet date, the available unutilized amount under committed bank credit lines was approximately SEK 10.3 billion.

Open-market financing programs

As of December 31, 2005, the equivalent of EUR 2,041 million (EUR 914 million in 2004) had been utilized of TeliaSonera AB’s Euro Medium Term Note (EMTN) program, an uncommitted international program aimed at long-term borrowing with a limit of EUR 5,000 million (5,000). The average term to maturity was approximately 7.1 years.

TeliaSonera AB’s Euro Commercial Paper (ECP) program is an uncommitted international program aimed at short-term borrowing and has a limit of EUR 1,000 million (1,000). As of December 31, 2005, the ECP program was not utilized (no utilization as of December 31, 2004).

In the Swedish market, TeliaSonera AB’s Flexible Term Note (FTN) program provides loan facilities, both short-term and long-term, on an uncommitted basis, of up to SEK 12,000 million (12,000). FTNs outstanding at December 31, 2005, totaled SEK 4,050 million (4,800), with an average remaining maturity of approximately 0.5 years.

In addition, TeliaSonera AB has a Finnish Commercial Paper (CP) program for non-domestic issuers, aimed at short-term borrowing, with a limit of EUR 300 million (300). As of December 31, 2005, the CP program was not utilized (no utilization as of December 31, 2004).

TeliaSonera Finland Oyj has an old EMTN program with a limit of EUR 3,000 million (3,000). As of December 31, 2005, the equivalent of EUR 203 million (1,082) was utilized under the EMTN program, with an average remaining maturity of approximately 3.3 year. This program will not be used for any new financing or refinancing.

The intention is that TeliaSonera AB will make future refinancing of the outstanding TeliaSonera Finland debt.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

Borrowings, maturity structure, interest rates and currencies

As of December 31, 2005, the Group’s interest-bearing borrowings had the following book values and maturity structure.

SEK in millions	TeliaSonera AB (incl. debt derivatives)		TeliaSonera Finland
Maturity	Fixed rate	Floating rate	Fixed rate	Floating rate	Total	Other units	Group
2006	1,408	4,500	3	—	5,911	304	6,215
2007	826	—	—	—	826	142	968
2008	—	777	—	—	777	44	821
2009	—	—	1,993	—	1,993	7	2,000
2010	1,405	—	—	—	1,405	4	1,409
Later years	816	14,457	—	—	15,273	49	15,322
Total	4,455	19,734	1,996	—	26,185	550	26,735

Debt derivatives relate to interest rate swaps and cross currency interest rate swaps.

In 2005, maturing debt was refinanced with new longer-dated public bond issuance, thereby prolonging the debt maturity profile. Long-term borrowings were distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Loans from associated companies	3	—	—
Finance leases, vehicles	116	165	201
TeliaSonera FTN/FTO	800	4,167	4,903
TeliaSonera EMTN, other foreign currency loans	16,617	5,476	7,272
TeliaSonera Finland EMTN, other foreign currency loans	1,993	1,941	11,997
Other loans	904	968	1,227
Interest rate swaps	28	47	108
Cross currency interest rate swaps	59	178	159
Total	20,520	12,942	25,867

For the years 2005, 2004 and 2003, SEK 15,322 million, SEK 1,733 million and SEK 4,995 million, respectively, of the loans were due more than five years after the balance sheet date.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

Short-term borrowings were distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Loans from associated companies	—	—	17
Finance leases, vehicles	92	83	73
TeliaSonera FTN	3,275	752	300
TeliaSonera EMTN, other foreign currency loans	2,650	2,706	523
TeliaSonera Finland EMTN, other foreign currency loans	3	7,930	2,726
Other loans	188	248	953
Interest rate swaps	0	4	25
Cross currency interest rate swaps	7	10	70
Total	6,215	11,733	4,687

Bank overdraft facilities had a total limit of SEK 892 million, SEK 879 million and SEK 984 million for the years 2005, 2004 and 2003, respectively.

The average cost, including relevant hedges, of outstanding long-term and short-term borrowings as per the balance sheet date was as follows.

	December 31,
Percent	2005	2004	2003
TeliaSonera AB (SEK)
Long-term borrowings	3.35	4.54	5.32
Short-term borrowings	4.36	5.22	5.52
TeliaSonera Finland Oyj (EUR)
Long-term borrowings	4.63	4.63	5.39
Short-term borrowings	2.07	5.63	3.03

Normally, borrowings by TeliaSonera AB denominated in foreign currencies are swapped into SEK. The exceptions are funds borrowed to finance the Group’s ventures abroad. TeliaSonera AB’s portfolio of interest rate swaps and cross currency interest rate swaps as of December 31, 2005, 2004 and 2003 had a nominal value of approximately SEK 17,700 million, SEK 13,500 million and SEK 10,700 million, respectively.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

As of the balance sheet date, the TeliaSonera Group’s long-term loan portfolio was composed of the following currencies, with Swedish krona equivalents based on swap contracts.

	December 31,
	2005		2004		2003
	For the respective currency
	Interest	Amount	Interest	Amount	Interest	Amount
Currency	(%)	(in millions)	(%)	(in millions)	(%)	(in millions)
Swapped into SEK
EUR	2.7	1,265	5.2	430	5.9	772
JPY	2.6	3,000	3.0	3,000	3.8	3,000
Total SEK	2.7	13,386	5.2	4,245	5.9	6,903
Swapped into EUR
USD	—	—	3.9	3	3.6	5
Total SEK	—	—	3.9	17	3.6	36
Non-swapped
SEK	4.2	5,025	4.2	6,562	4.8	6,475
EUR	4.6	219	4.4	226	4.3	1,296
DKK	3.1	43	2.3	52	4.5	61
EEK	2.9	5	—	—	—	—
NOK	3.2	4	—	—	5.0	32
LVL	3.1	1	4.1	4	5.0	1
Total SEK		7,134		8,680		18,928
Total SEK		20,520		12,942		25,867

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

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

Transaction exposure

Net foreign exchange outflow (expressed as equivalent value in SEK million) on a full-year basis was distributed as follows in the Group’s Nordic operations.

	January-December
	Sweden			Finland			Norway			Denmark
Currency	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	Equivalent value in SEK million
EUR	1,051	1,008	523	—	—	—	838	734	295	363	111	30
USD	452	546	556	445	11	135	158	103	127	47	15	7
GBP	34	55	70	18	8	-24	9	11	8	9	38	26
NOK	14	65	23	7	41	10	—	—	—	6	2	0
SEK	—	—	—	87	19	-55	12	-19	4	215	60	-3
DKK	-8	-25	41	4	0	24	8	17	24	—	—	—
Other currencies	24	71	18	16	1	11	10	6	8	4	4	1
Total net outflow	1,567	1,720	1,231	577	80	101	1,035	852	466	644	230	61
—gross outflow	2,896	2,863	2,876	580	105	566	1,048	883	467	662	302	88
—gross inflow	-1,329	-1,143	-1,645	-3	-25	-465	-13	-31	-1	-18	-72	-28

The operational need to net purchase foreign currency is primarily due to settlement deficits in international telecom traffic and the import of equipment and supplies.

Emanating from the operations in the above-mentioned countries, the negative impact on pre-tax income would be approximately SEK 13 million on a full-year basis, should the Swedish krona weaken by one percentage point against all of the transaction currencies, assuming an operational transaction exposure equivalent to that in 2005, and provided that no hedging measures were taken and not including any potential impact on income due to currency translation of other income statement items. Applying the same assumptions, the positive impact on income would be approximately SEK 17 million on a full-year basis, should the euro weaken by one percentage point against all of the transaction currencies.

TeliaSonera’s operational transaction exposure is not significant at present, but it is expected to increase over time. In order to limit earnings fluctuation, TeliaSonera’s general policy is normally to hedge the majority of known operational transaction exposure up to 12 months into the future. This hedging is primarily initiated via forward exchange contracts and refers to invoiced transactions. Financial flows, however, are usually hedged until maturity, even if that is longer than 12 months.

Cross currency interest rate swaps are normally used to hedge financial flows such as loans and investments longer than one year, while shorter terms are hedged using currency swaps or forward exchange contracts. Currency options are also used from time to time.

Conversion exposure

TeliaSonera’s conversion exposure is expected to continue to grow due to ongoing expansion of the international business operations. TeliaSonera does not typically hedge its conversion exposure, unless the exposure would be short-term and relate to a large amount of a freely convertible foreign currency of a country with smoothly functioning financial markets.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

The conversion exposure is distributed as follows.

	December 31,
	2005		2004		2003
Currency	Amount in SEK million	Percent	Amount in SEK million	Percent	Amount in SEK million	Percent
EUR	60,628	42.4	54,165	43.9	60,320	51.8
NOK	29,188	20.4	27,352	22.2	26,156	22.5
TRY	20,389	14.2	12,972	10.5	10,428	9.0
LTL	7,113	5.0	6,413	5.2	6,009	5.2
DKK	6,742	4.7	6,367	5.2	1,021	0.9
USD	6,364	4.4	5,180	4.2	5,592	4.8
EEK	5,147	3.6	4,577	3.7	1,069	0.9
LVL	3,718	2.6	3,764	3.1	3,081	2.6
KZT	1,523	1.1	915	0.7	756	0.7
GBP	989	0.7	835	0.7	587	0.5
AZM	746	0.5	423	0.3	974	0.8
CZK	203	0.1	182	0.1	157	0.1
UGX	144	0.1	131	0.1	110	0.1
LKR	137	0.1	145	0.1	134	0.1
GEL	111	0.1	21	0.0	-65	-0.0
Other currencies	30	0.0	-9	0.0	45	0.0
Total	143,172	100.0	123,433	100.0	116,374	100.0
of which hedged	—	—	—	—	—	—

The negative impact on Group equity would be approximately SEK 1,430 million if the Swedish krona strengthened by one percentage point against all of the currencies in which TeliaSonera has conversion exposure, based on the exposure as of December 31, 2005 and not including any potential equity impact due to TeliaSonera’s operational need to net purchase foreign currency or to currency translation of other income statement items.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

Foreign exchange derivatives

As of December 31, 2005, TeliaSonera’s portfolio of cross currency interest rate swaps represented the following currencies and maturities. Amounts indicated include underlying principal and accrued interest.

Maturity						Later
SEK in millions	2006	2007	2008	2009	2010	years	Total
Cross currency interest rate swaps, received
Buy EUR	2,646	—	—	—	1,561	11,780	15,987
Buy JPY	—	—	—	—	—	203	203
Buy USD	7	—	—	—	—	—	7
Total, received	2,653	—	—	—	1,561	11,983	16,197
Cross currency interest rate swaps, paid
Total, paid	-2,586	—	—	—	-1,412	-11,946	-15,944
Net position	67	—	—	—	149	37	253

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

As of December 31, 2005, the TeliaSonera Group’s portfolio of other foreign exchange derivatives hedging loans, investments, and operational transaction exposures represented the following currencies and maturities. Amounts indicated include underlying principal.

Maturity						Later
SEK in millions	2006	2007	2008	2009	2010	years	Total
Sell DKK	2,332	—	—	—	—	—	2,332
Sell USD	1,339	—	—	—	—	—	1,339
Sell EUR	648	32	2	2	—	—	684
Sell CZK	97	—	—	—	—	—	97
Sell LVL	79	—	—	—	—	—	79
Sell CHF	35	—	—	—	—	—	35
Sell PLN	21	—	—	—	—	—	21
Sell HUF	9	—	—	—	—	—	9
Sell LTL	8	—	—	—	—	—	8
Sell SGD	5	—	—	—	—	—	5
Sell HKD	4	—	—	—	—	—	4
Sell NOK	2	—	—	—	—	—	2
Sell total	4,579	32	2	2	—	—	4,615
Buy NOK	-1,944	—	—	—	—	—	-1,944
Buy EUR	-1,660	—	—	—	—	—	-1,660
Buy GBP	-563	—	—	—	—	—	-563
Buy USD	-248	-1	—	—	—	—	-249
Buy DKK	-8	—	—	—	—	—	-8
Buy CHF	-4	—	—	—	—	—	-4
Buy CZK	-3	—	—	—	—	—	-3
Buy HUF	-1	—	—	—	—	—	-1
Buy total	-4,431	-1	—	—	—	—	-4,432
Net position	148	31	2	2	—	—	183

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

If the available loan form does not directly reflect the desired loan portfolio structure, various forms of derivative instruments are used to adapt the structure in terms of duration and currency. This adaptation is achieved chiefly through interest rate swaps and cross currency interest rate swaps.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

As of December 31, 2005, TeliaSonera AB and TeliaSonera Finland Oyj had interest-bearing debt of SEK 25,602 million with duration of interest of approximately 0.9 years, including derivatives. The volume of loans exposed to changes in interest rates over the next 12-month period was at the same date approximately SEK 21,145 million, assuming that existing loans maturing during the year are refinanced and after accounting for derivatives. The exact effect of a change in interest rates on the financial net stemming from this debt portfolio depends on the timing of maturity of the debt as well as reset dates for floating rate debt, and that the volume of loans may vary over time, thereby affecting the estimate. Fair value of the loan portfolio would, however, change by approximately SEK 240 million, should the level in market interest rates make a parallel shift of one percentage point, and assuming the same volume of loans and a similar duration on those loans as per year-end 2005.

TeliaSonera AB has designated certain interest rate swaps as cash flow hedges to hedge against changes in the amount of future cash flows related to interest payments on existing liabilities. Hedge ineffectiveness related to outstanding cash flow hedges was immaterial and recognized in earnings during the year. Net changes in fair value recognized in shareholders’ equity are separately reported in a fair value reserve (see section “Reserves” of note “Equity and Earnings per Share”). In 2005, no cash flow hedges were discontinued due to the original forecasted transactions not having occurred in the originally specified time period.

As of December 31, 2005, the TeliaSonera Group’s portfolio of interest rate swap contracts was composed as follows. Amounts indicated include underlying principal and accrued interest.

Maturity						Later
SEK in millions	2006	2007	2008	2009	2010	years	Total
Interest received
Fixed interest rate	2,937	—	—	—	—	13,702	16,639
Floating interest rate	—	502	—	—	658	—	1,160
Total	2,937	502	—	—	658	13,702	17,799
Interest paid
Fixed interest rate	—	540	—	—	744	—	1,284
Floating interest rate	2,828	—	—	—	—	13,277	16,105
Total	2,828	540	—	—	744	13,277	17,389

Pension obligation risk

As of December 31, 2005, the TeliaSonera Group had pension obligations which net present value amounted to SEK 22,036 million (see note “Provisions for Pensions and Employment Contracts” below). To secure these obligations, the TeliaSonera Group has pension funds, with plan assets equivalent to SEK 18,480 million based on market values as of December 31, 2005. The pension funds’ assets are used as prime funding source for the pension obligations, and consisted of approximately 61 percent fixed income instruments and approximately 39 percent shares and other investments at year-end 2005. The expected return on the pension funds’ plan assets is approximately 4.3 percent annually. The portion of the pension obligations not covered by plan assets is recognized in the balance sheet, adjusted for actuarial gains and losses.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

The approximate impact on the pension obligations is SEK 3,200 million, should the weighted average discount rate decrease by one percentage point from the approximately 3.5 percent which is currently used. Such an increase in the obligations, were interest rates to fall, should be partly offset by a positive impact from the fixed income assets in the pension funds. Based on the existing asset structure and the duration of the pension funds’ fixed income portfolios (including index-linked bonds) as of December 31, 2005, and assuming that the value of the other assets in the pension funds were unchanged, a similar reduction in interest rates is estimated to increase the value of the pension funds assets by some SEK 1,000 million.

Exogenous risk factors impacting pension obligations include changes in population life expectancy. Current anticipation is that there will be actuarial modifications implying an extension of average life expectancy in the near future. Should such modifications be realized, they are assumed to increase TeliaSonera’s pension obligations. At this stage, however, the impact cannot be quantified.

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

TeliaSonera AB enjoys a strong credit rating with the rating agencies Standard & Poor’s and Moody’s. Standard & Poor’s has lowered its assigned credit rating on TeliaSonera AB to A- for long-term borrowings and A-2 for short-term borrowings. Moody’s credit rating on TeliaSonera AB is unchanged at A2 for long-term borrowings and P-1 for short-term borrowings. These ratings represent a solid investment grade level and are thus expected to allow TeliaSonera continued good access to the financial markets.

TeliaSonera finances its operations chiefly by borrowing under its uncommitted open-market financing programs directly in Swedish and international money markets and capital markets. TeliaSonera AB and TeliaSonera Finland Oyj also use bank financing, which represented approximately 3 percent of the Group’s total borrowing as of December 31, 2005. The open-market financing programs provide a cost-effective and flexible alternative to bank financing. Most of the open-market borrowing is issued at fixed interest rates, along with some floating rate notes.

Credit risk

TeliaSonera accepts only creditworthy counterparts for financial transactions such as interest rate swaps, cross currency swaps and other transactions in derivatives. TeliaSonera requires each counterpart to have an approved rating and an International Swaps and Derivatives Association, Inc. (ISDA) agreement. The permitted exposure to each counterpart depends on the rating of that counterpart. As of December 31, 2005, the aggregate exposure to counterparts in derivatives was SEK 704 million, calculated as a net claim on each counterpart.

Any surplus cash is typically deposited in banks or invested in short-term interest-bearing instruments with good credit ratings. The permitted exposure to each counterpart depends on the rating of that counterpart.

Notes to Consolidated Financial Statements (Continued)

22.   Financial Instruments and Financial Risk Management (Continued)

The credit risk with respect to TeliaSonera’s trade receivables is diversified among a large number of customers, both private individuals and companies in various industries. Solvency information is required for credit sales to minimize the risk of unnecessary bad debt expense and is based on group-internal information on payment behavior, if necessary completed by credit and business information from external sources. Bad debt expense in relation to consolidated net sales was approximately 0.3 percent, 0.3 percent and 0.6 percent in 2005, 2004 and 2003, respectively.

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

23.   Provisions for Pensions and Employment Contracts

General

Receivables/provisions for pension obligations were recorded in the balance sheet as follows.

	December 31,
SEK in millions	2005	2004	2003
Present value of pension obligations	22,036	18,047	16,977
Fair value of plan assets	-18,480	-15,838	-14,295
Pension obligations less plan assets	3,556	2,209	2,682
Unrecognized past service cost	26	20	34
Unrecognized transition gains	—	—	152
Unrecognized actuarial gains (+)/losses (-)	-4,019	-2,802	-2,346
Receivables (-)/Provisions (+) for pension obligations	-437	-573	522

Notes to Consolidated Financial Statements (Continued)

23.   Provisions for Pensions and Employment Contracts (Continued)

Total pension expenses were distributed as follows.

	January-December
SEK in millions	2005	2004	2003
Current service cost	472	430	328
Interest on pension provisions	880	902	878
Expected return on assets	-970	-940	-892
Amortization of past service cost	-8	-34	-3
Amortization of transition gains	—	-158	-42
Amortization of actuarial gains (-)/losses (+)	88	66	68
Pension expenses, defined benefit pension plans	462	266	337
Settlement of pension obligations	-4	—	—
Termination benefits (excl. premiums and pension-related social charges)	888	76	150
Pension premiums, defined benefit/defined contribution pension plans and pay-as-you-go systems	626	661	661
Pension-related social charges and taxes, other pension expenses	506	-562	258
Less termination benefits (incl. premiums and pension-related social charges) reclassified as restructuring charges	-1,185	—	—
Total pension expenses	1,293	441	1,406
of which pension premiums paid to the ITP pension plan	204	192	196

Actuarial calculation assumptions

The actuarial calculation of pension obligations and pension expenses is based on the following principal assumptions, each presented as a weighted average for the different pension plans.

	December 31,
Percentages, except remaining working life	2005	2004	2003
Discount rate	3.5	5.0	5.5
Expected rate of compensation increase	3.1	3.5	3.5
Employee turnover rate	3.0	2.8	2.7
Average expected remaining working life, years	14.7	15.1	15.1
Increase in income base amount (only Swedish Group units)	2.8	2.8	2.5
Annual adjustments to pensions	1.9	2.0	2.0
Expected return on plan assets	4.3	5.7	6.5

Notes to Consolidated Financial Statements (Continued)

23.   Provisions for Pensions and Employment Contracts (Continued)

Specifications to pension obligations and pension expenses

Changes in projected benefit obligation, plan assets, and the net receivable/liability in the balance sheet and actuarial net gains or losses for the defined benefit pension plans were as follows.

	December 31,
SEK in millions	2005	2004	2003
Present value of pension obligations
Opening balance	18,047	16,977	16,398
Current service cost	472	430	328
Interest expenses	880	902	878
Benefits paid	-989	-1,360	-1,089
Benefits paid, early retirement	-249	—	—
Termination benefits	888	76	150
Operations acquired/divested	-19	23	-93
Settlement of pension obligations	-4	—	—
Past service cost	-16	-20	—
Actuarial gains (-)/losses (+)	2,942	1,027	430
Exchange rate differences	84	-8	-25
Closing balance	22,036	18,047	16,977
Plan assets
Opening balance	15,838	14,295	13,987
Expected return on plan assets	970	940	892
Contribution to pension fund	1,000	1,122	96
Payment from pension fund	-1,029	-1,028	-1,026
Operations acquired (+)/divested (-)	—	13	-21
Actuarial gains (+)/losses (-)	1,616	506	395
Exchange rate differences	85	-10	-28
Closing balance	18,480	15,838	14,295
Return on plan assets
Expected return on plan assets	970	940	892
Actuarial gains (+)/losses (-)	1,616	506	395
Actual return	2,586	1,446	1,287
Provisions for pension obligations
Opening balance	-573	522	224
Pension expenses, defined benefit pension plans	462	266	337
Benefits paid	-989	-1,360	-1,089
Benefits paid, early retirement	-249	—	—
Contribution to pension fund	-1,000	-1,122	-96
Payment from pension fund	1,029	1,028	1,026
Termination benefits	888	75	150
Operations acquired/divested, net	-9	20	-29
Settlement of pension obligations	-1	—	—
Exchange rate differences	5	-2	-1
Closing balance	-437	-573	522

Notes to Consolidated Financial Statements (Continued)

23.   Provisions for Pensions and Employment Contracts (Continued)

	December 31,
SEK in millions	2005	2004	2003
Actuarial gains/losses
Opening balance, actuarial gains (+)/losses (-)	-2,802	-2,346	-2,423
Actuarial gains (-)/losses (+) to be recognized	88	66	68
Actuarial gains (-)/losses (+), settlement of pension obligations	4	—	—
Actuarial gains (-)/losses (+), acquired/divested operations	10	10	43
Actuarial gains (+)/losses (-), pension obligations	-2,942	-1,027	-430
Actuarial gains (+)/losses (-), plan assets	1,616	506	395
Exchange rate differences	7	-11	1
Closing balance, actuarial gains (+)/losses (-)	-4,019	-2,802	-2,346
Operations acquired
Increase in pension obligations	—	43	29
Increase in plan assets	—	-13	-12
Net position	—	30	17
Operations divested
Decrease in pension obligations	-19	-20	-122
Decrease in plan assets	—	—	33
Decrease in unrecognized net transition gain/loss, past service cost	—	-0	0
Decrease in unrecognized net transition gain/loss	—	-0	0
Changes in unrecognized actuarial gains (-)/losses (+)	10	10	43
Net position	-9	-10	-46

Plan-asset allocation

As of the balance sheet date, actual market values of pension plan assets were as follows.

	December 31,
	2005		2004		2003
Asset category	SEK in millions	Percent	SEK in millions	Percent	SEK in millions	Percent
Fixed income instruments, liquidity	11,286	61.1	8,884	56.1	8,425	58.9
Shares and other investments	7,194	38.9	6,954	43.9	5,870	41.1
Total	18,480	100.0	15,838	100.0	14,295	100.0
of which shares in TeliaSonera AB	70	0.4	84	0.5	81	0.6

Future cash flows

Contributions

For companies in Sweden, part of the pension liabilities is secured also by credit insurance. This means, should the pension obligations increase, that each company can choose if and when to contribute to the pension fund or otherwise to recognize a pension provision in the balance sheet. To pension funds outside Sweden, TeliaSonera expects to contribute SEK 145 million in 2006.

Notes to Consolidated Financial Statements (Continued)

23.   Provisions for Pensions and Employment Contracts (Continued)

Estimated benefits paid

Given the current actuarial calculation assumptions, TeliaSonera expects the following benefit payments during the next ten-year period.

SEK in millions	2006	2007	2008	2009	2010	2011-2015	Total
Expected benefits paid	1,024	1,028	1,040	1,047	1,068	5,883	11,090

24.   Other Provisions

Changes in total other provisions were as follows.

	December 31,
SEK in millions	2005	2004	2003
Book value, opening balance	5,496	6,238	7,509
Provisions for the period	3,365	1,250	1,668
Utilized provisions	-1,294	-1,592	-2,749
Operations divested	-36	—	—
Reclassifications	-1,185	229	941
Reversals of provisions	-632	-666	-1,076
Timing and interest-rate effects	89	54	67
Exchange rate differences	183	-17	-122
Book value, closing balance	5,986	5,496	6,238

The book value was distributed and classified as follows.

	December 31,
SEK in millions	2005	2004	2003
Payroll taxes on future pension payments	148	241	302
Restructuring provisions	2,920	2,445	3,289
Warranty provisions	1,813	1,995	2,294
Asset retirement obligations	489	256	115
Onerous and other loss-making contracts	291	143	87
Other	325	416	151
Total other provisions	5,986	5,496	6,238
Less other provisions classified as short-term	-616	-513	-674
Total other long-term provisions	5,370	4,983	5,564

Provisions for restructuring are discussed in note “Restructuring Costs.” Warranty provisions include warranties, provisions for potential litigation and other provisions related to disposals and winding-up of group entities, associated companies and other equity holdings, such as Xfera Móviles S.A. and Ipse 2000 S.p.A. (for further details on the latter, see note “Contingencies, Other Contractual Obligations and Litigation.”

Notes to Consolidated Financial Statements (Continued)

25.   Other Long-term Liabilities

Other long-term non-interest-bearing liabilities were distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Prepaid leasing agreements	966	1,194	1,340
License fees	383	438	494
Prepaid contracts for broadband build-out	712	648	462
Other liabilities	282	170	193
Total	2,343	2,450	2,489

For information on leases, see notes “Leasing Agreements” and “Contingencies, Other Contractual Obligations and Litigation.” Of the other long-term liabilities for the years 2005, 2004 and 2003, SEK 415 million, SEK 68 million and SEK 136 million, respectively, fell due more than five years after the balance sheet date.

26.   Trade Payables and Other Current Liabilities

Trade payables and other current liabilities were distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Accounts payable	7,676	8,057	8,017
Liabilities to associated companies	538	470	632
Other liabilities
Telephone card reserve, rollover minutes	937	1,022	742
Advances, deposits, etc.	204	248	512
Value-added tax, excise taxes	1,282	1,168	1,176
Employee withholding tax, payable to employees	475	463	420
Currency swaps, forward exchange contracts	23	12	85
Other	1,085	1,110	1,040
Total other liabilities	4,006	4,023	3,975
Accrued expenses and deferred revenues
Accrued payroll expenses, social security contributions, etc.	1,971	1,906	1,927
Accrued interest	273	642	1,052
Accrued payables to suppliers	1,712	1,831	1,544
Accrued interconnect and roaming charges	1,051	1,084	721
Accrued retailer commissions	309	160	183
Accrued leasing fees	480	496	520
Deferred subscription charges	1,683	1,911	2,090
Prepaid leasing agreements	332	291	689
Other accrued or deferred items	2,702	1,860	2.198
Total accrued expenses and deferred revenues	10,513	10,181	10,924
Total trade payables and other current liabilities	22,733	22,731	23,548

Notes to Consolidated Financial Statements (Continued)

27.   Leasing Agreements

TeliaSonera as lessee

Finance leases

The Group’s finance leases concerns computers and other IT equipment, production vehicles, company cars to employees, and other vehicles. There is no subleasing.

The book value of the leased assets as of the balance sheet date was as follows.

	December 31,
SEK in millions	2005	2004	2003
Acquisition value	1,008	1,516	1,834
Less accumulated depreciation	-679	-1,035	-1,302
Net value of finance lease agreements	329	481	532

Depreciation and impairment losses totaled SEK 206 million, SEK 261 million and SEK 274 million for the years 2005, 2004 and 2003, respectively. Leasing fees paid in these years totaled SEK 216 million, SEK 274 million and SEK 301 million, respectively.

As of December 31, 2005, future minimum leasing fees and their present values as per finance lease agreements that could not be canceled in advance and were longer than one year in duration were as follows.

Maturity SEK in millions	2006	2007	2008	2009	2010	Later years	Total
Future minimum leasing fees	181	139	53	6	8	3	390
Present value of future minimum lease payments	173	127	46	5	6	2	359

As of the balance sheet date, the present value of future minimum leasing fees under non-cancelable finance lease agreements was as follows.

	December 31,
SEK in millions	2005	2004	2003
Total future minimum leasing fees	390	538	583
Less interest charges	-31	-51	-57
Present value of future minimum leasing fees	359	487	526

Notes to Consolidated Financial Statements (Continued)

27.   Leasing Agreements  (Continued)

Operating leases

TeliaSonera’s operating lease agreements primarily concern office space, technical sites, land, computers and other equipment. Certain contracts include renewal options for various periods of time. Subleasing consists mainly of home computers leased to employees and certain office premises.

Future minimum leasing fees under operating lease agreements in effect as of December 31, 2005 that could not be canceled in advance and were in excess of one year were as follows.

Maturity SEK in millions	2006	2007	2008	2009	2010	Later years	Total
Future leasing fees	1,876	1,371	1,231	975	815	3,549	9,817
Subleasing	60	47	44	44	44	110	349

Total rent and leasing fees paid were SEK 2,503 million, SEK 2,491 million and SEK 1,771 million for the years 2005, 2004 and 2003, respectively. For these years, revenue for subleased items totaled SEK 65 million, SEK 61 million and SEK 56 million, respectively.

At the end of 2005 office space and technical site leases covered approximately 755,000 square meters, including approximately 5,000 square meters of office space for TeliaSonera’s principal executive offices, located at Sturegatan 1 in Stockholm, Sweden. Apart from certain short-term leases, leasing terms range mainly between 3 and 17 years with an average term of approximately 8 years. All leases have been entered into on conventional commercial terms. Certain contracts include renewal options for various periods of time.

TeliaSonera as lessor

Finance leases

The leasing portfolio comprises financing of products and services related to TeliaSonera’s product and service offerings in Sweden and Denmark. At the end of 2005, the Danish part of the total portfolio was 15 percent. The term of the contract stock is approximately 15 quarters. The term of new contracts signed in 2005 is 15 quarters. Of all contracts, 72 percent carry a floating interest rate and 28 percent a fixed rate. Most contracts include renewal options. Most of TeliaSonera’s customer financing operations was divested in 2004.

As of the balance sheet date, the present value of future minimum lease payment receivables under non-cancelable finance lease agreements was as follows.

	December 31,
SEK in millions	2005	2004	2003
Gross investment in finance lease contracts	663	679	7,129
Less unearned finance revenues	-82	-77	-674
Net investment in finance lease contracts	581	602	6,455
Less: Unguaranteed residual values of leased properties for the benefit of the lessor	-0	-0	-33
Present value of future minimum lease payment receivables	581	602	6,422

Notes to Consolidated Financial Statements (Continued)

27.   Leasing Agreements  (Continued)

As of December 31, 2005, the gross investment and present value of receivables relating to future minimum lease payments under non-cancelable finance lease agreements were distributed as follows.

Maturity SEK in millions	2006	2007	2008	2009	2010	Later years	Total
Gross investment	256	157	117	56	31	46	663
Present value of receivables relating to future minimum lease payments	244	139	98	45	23	32	581

Reserve for doubtful receivables regarding minimum lease payments totaled SEK 8 million as of December 31, 2005.

Operating leases

The leasing portfolio includes some twenty agreements with other international operators and over 100 other contracts. Contract periods range between 10 and 25 years, with an average term of 20 years.

The book value of the leased assets as of the balance sheet date was as follows:

	December 31,
SEK in millions	2005	2004	2003
Acquisition value	3,547	3,146	3,260
Less accumulated depreciation	-1,755	-1,366	-1,259
Less accumulated impairment losses	-300	-300	—
Gross book value	1,492	1,480	2,001
Plus prepaid sales costs	2	2	2
Less prepaid lease payments	-965	-1,044	-1,030
Net value of operating lease agreements	529	438	973

Depreciation and impairment losses totaled SEK 385 million, SEK 622 million and SEK 548 million in the years 2005, 2004 and 2003.

Future minimum lease payment receivables under operating lease agreements in effect as of December 31, 2005 that could not be canceled in advance and were in excess of one year were as follows.

Maturity SEK in millions	2006	2007	2008	2009	2010	Later years	Total
Future minimum lease payments	238	106	62	25	7	1	439

Notes to Consolidated Financial Statements (Continued)

28.   Contingencies, Other Contractual Obligations and Litigation

Contingent assets, collateral pledged and contingent liabilities

As of the balance sheet date, unrecognized contingent assets, collateral pledged and contingent liabilities were distributed as follows.

	December 31,
SEK in millions	2005	2004	2003
Contingent assets	—	—	—
Collateral pledged
For warranty provisions:
Blocked funds in bank accounts	1,004	996	1,168
For deposits from customers:
Blocked funds in bank accounts	86	93	91
For pension obligations:
Real estate mortgages	18	18	18
Current receivables	44	38	36
For operating leases:
Real estate mortgages	3	2	2
For long-term liabilities to credit institutions:
Chattel mortgages	—	15	262
Shares in Turun Puhelin Oy	—	—	570
Shares in Svenska UMTS-nät AB	429	513	489
Shares in OAO MegaFon	—	—	153
Total collateral pledged	1,584	1,675	2,789
Contingent liabilities
Credit guarantee on behalf of Svenska UMTS-nät AB	1,475	1,007	363
Credit guarantees on behalf of OAO MegaFon	—	—	338
Credit guarantee on behalf of Xfera Móviles S.A.	31	—	—
Credit guarantees on behalf of other associated companies	2	8	25
Performance guarantees on behalf of Xfera Móviles S.A.	574	544	1,159
Other credit and performance guarantees, etc.	295	548	1,038
Guarantees for pension obligations	204	182	176
Total contingent liabilities	2,581	2,289	3,099

As of December 31, 2005, total contingent liabilities represented the following maturities.

Maturity SEK in millions	2006	2007	2008	2009	2010	Later years	Total
Contingent liabilities	451	255	1,667	—	1	207	2,581

Some loan covenants agreed limit the scope for divesting or pledging certain assets.

For all guarantees, except the credit guarantee on behalf of Svenska UMTS-nät AB and the performance guarantees on behalf of Xfera Móviles S.A., stated amounts equal the maximum potential amount of future payments that TeliaSonera could be required to make under the respective guarantee.

Notes to Consolidated Financial Statements (Continued)

28.   Contingencies, Other Contractual Obligations and Litigation (Continued)

As security for certain amounts borrowed by TeliaSonera’s 50 percent owned associated company Svenska UMTS-nät AB under a third-party credit facility totaling SEK 5,300 million, TeliaSonera and Tele2, the other shareholder of Svenska UMTS-nät, have each severally but not jointly issued guarantees of a maximum of SEK 2,650 million to the lenders and granted pledges of their shares in Svenska UMTS-nät. The indebtedness under the credit facility may become due on an accelerated basis, under certain circumstances, including if either TeliaSonera or Tele2 ceases to hold, directly or indirectly, 50 percent of the company, unless the lenders provide their advance consent. TeliaSonera is not contractually required to provide any further capital contributions to or guarantees in favor of Svenska UMTS-nät. As of December 31, 2005, Svenska UMTS-nät had, under the credit facility, borrowed SEK 2,950 million, of which TeliaSonera guarantees 50 percent, or SEK 1,475 million.

As of December 31, 2005, TeliaSonera had four commitments in relation to Xfera Móviles S.A.

•       A remaining capital commitment to invest EUR 272 million, equivalent to SEK 2,553 million (see also section “Other unrecognized contractual obligations” below). TeliaSonera’s ownership in Xfera is 16.55 percent and its share of the shareholder capital commitments is 23.27 percent. Payments under this capital commitment were originally scheduled to start by the end of 2004, but have been postponed due to ongoing negotiations among Xfera owners.

•       A counter guarantee of EUR 41 million as TeliaSonera’s share on behalf of Xfera’s performance requirements in relation to its UMTS license.

•       Counter guarantees of EUR 52 million as TeliaSonera’s share to cover the payment of Xfera’s spectrum fees for 2001-2005, which are currently subject to dispute with the Spanish government.

•       A counter guarantee of EUR 3 million as TeliaSonera’s share to cover the payment of borrowings under Xfera’s credit facility.

These commitments may be partly overlapping. For instance, management believes that TeliaSonera’s investments pursuant to its contractual capital commitment would enable Xfera to meet the performance requirements in relation to its UMTS license. As of December 31, 2005, TeliaSonera had recognized a warranty provision of EUR 49 million, equivalent to SEK 462 million, for its commitments and obligations on behalf of Xfera and management believes that there is currently no need for additional provisions.

As of December 31, 2005, TeliaSonera had recognized all of its commitments on behalf of Ipse 2000 S.p.A. in the balance sheet as warranty provisions. Ipse’s 3G license payments to the Italian government have been secured by bank guarantees. According to an agreement with the bank, Ipse and its shareholders, including TeliaSonera, have given cash collateral for the remaining license payments in 2006 and onwards. TeliaSonera’s part of the cash collateral amounts to EUR 93 million, equivalent to SEK 870 million.

In December 1998, TeliaSonera’s subsidiary TeliaSonera Finland Oyj (formerly Sonera Oyj) entered into a cross-border finance lease-leaseback agreement under which TeliaSonera Finland leased some of its mobile telecommunications network equipment (“Head Lease”) to a group of U.S. equity trusts which simultaneously leased the equipment back to TeliaSonera Finland (“Back Lease”). The ownership of the equipment, total book value of which was EUR 3 million, EUR 3 million and EUR 19 million as of December 31, 2005, 2004 and 2003, respectively, is retained with TeliaSonera Finland. Both the Head Lease receivables and the Back Lease obligations were settled at the inception of the lease agreements, and TeliaSonera Finland received a net cash consideration of USD 11 million (EUR 9 million) which is

Notes to Consolidated Financial Statements (Continued)

28.   Contingencies, Other Contractual Obligations and Litigation (Continued)

recorded in the balance sheet as an advance payment received and recognized in income as other financial income over the lease term. No other cash payments are currently expected to be made by TeliaSonera Finland under the lease agreements. The agreement is valid for 15 years, but TeliaSonera Finland has an option to terminate the agreement 11 years after the inception of the agreement. Separate financial institutions are taking care of the annual repayments received by the equity investors and debt financiers participating in the agreement. The funds securing the repayments to equity investors have been invested in U.S. Treasury and other similar bonds, and a bank deposit has been made to secure the repayments of debt financing. At the inception of the agreement, the total amount of funds invested was USD 224 million.

Other unrecognized contractual obligations

As of December 31, 2005, the Group had the following unrecognized contractual obligations regarding future acquisitions (or equivalent) of intangible assets, property, plant and equipment and financial assets.

Maturity SEK in millions	2006	2007	2008	2009	2010	Later years	Total
Intangible assets	9	—	—	—	—	—	9
Property, plant and equipment	845	17	9	—	—	—	871
Xfera capital commitment	668	666	667	—	—	—	2,001
Other holdings of securities	10	—	—	—	—	—	10
Total	1,532	683	676	—	—	—	2,891

Most of the obligations relating to property, plant and equipment cover the construction under contract of TeliaSonera’s fixed networks in Sweden. The Xfera capital commitment (EUR 213 million) is recorded net of recognized provisions and certain guarantees. See section “Contingent assets, collateral pledged and contingent liabilities” above for more information on this and other commitments related to Xfera.

Legal and administrative proceedings

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

TeliaSonera is currently involved in litigations with former shareholders of the Brazilian mobile operator Tess, relating to such shareholders’ disposal of their investments in Tess as well as certain call options and subscription rights in Tess.

Notes to Consolidated Financial Statements (Continued)

28.   Contingencies, Other Contractual Obligations and Litigation (Continued)

Dependency on third parties

Commercial relationships

The TeliaSonera Group offers a diversified portfolio of services and products in extremely competitive markets. Hence, the Group has limited exposure to individual customers, suppliers, lenders, products or services sold, geographic markets, materials procured, personnel, services purchased, or licenses.

Off-balance sheet arrangements

Except for credit and performance guarantees, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on TeliaSonera’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See section “Contingent assets, collateral pledged and contingent liabilities” above for information related to credit and performance guarantees issued by TeliaSonera.

29.   Cash Flow Information

Financial items

Interest received and interest paid was as follows.

	January-December
SEK in millions	2005	2004	2003
Interest received	605	601	1,060
Interest paid	-1,474	-1,559	-1,622
Net position	-869	-958	-562

Income taxes

Income taxes paid for the years 2005, 2004 and 2003, totaled SEK 2,048 million, SEK 3,132 million and SEK 1,308 million, respectively.

Non-cash transactions

Vehicles

TeliaSonera leases vehicles through finance lease agreements. In 2005, 2004 and 2003, new acquisitions entailed non-cash investments of SEK 35 million, SEK 54 million and SEK 47 million, respectively.

Notes to Consolidated Financial Statements (Continued)

29.   Cash Flow Information (Continued)

Asset retirement obligations (AROs)

In 2005, 2004 and 2003, obligations regarding future dismantling and restoration of technical sites entailed non-cash investments of SEK 194 million, SEK 25 million and SEK 106 million, respectively.

Acquisitions and divestitures

The TeliaSonera Group is continually restructured through the acquisition and divestiture of subsidiaries and lines of business as well as associated companies and companies outside the Group. The fair value of assets acquired and liabilities assumed in subsidiaries and the total cash flow from acquisitions were broken down as follows.

	January-December
SEK in millions	2005	2004	2003
Intangible assets	2,569	10,081	1,735
Property, plant and equipment	11	3,062	577
Financial assets, accounts receivable, inventories etc.	328	1,556	1,316
Assets held-for-sale	31	—	—
Cash and cash equivalents	746	1,024	223
Revaluation reserve	—	-1,641	—
Minority interests	92	-3,615	1,400
Provisions	-128	-153	-237
Long-term liabilities	-635	-558	-856
Current liabilities	-262	-850	232
Total purchase consideration	2,752	8,906	4,390
Less purchase consideration paid prior to 2005	-286	—	—
Less purchase consideration paid prior to 2004	—	-366	—
Less purchase consideration in terms of new share issue (prior to 2004)	—	-1,843	-2,051
Less cash and cash equivalents in acquired group companies	-746	-1,024	-223
Net cash outflow (+)/inflow (-) from acquired group companies	1,720	5,673	2,116
Purchase consideration for other acquisitions	50	496	72
Total cash outflow (+)/inflow (-) from acquisitions	1,770	6,169	2,188

See note “Business Combinations” for more information on significant transactions in 2005 and 2004.

Notes to Consolidated Financial Statements (Continued)

29.   Cash Flow Information (Continued)

The fair value of assets divested and liabilities transferred in subsidiaries and the total cash flow from divestitures were broken down as follows.

	January-December
SEK in millions	2005	2004	2003
Intangible assets	—	1,747	2,067
Property, plant and equipment	—	187	1,154
Financial assets, accounts receivable, inventories etc.	—	5,618	509
Cash and cash equivalents	69	276	82
Provisions	37	-14	-108
Long-term liabilities	—	-20	-229
Current liabilities	—	-6,278	-806
Total sales consideration	106	1,516	2,669
Less cash and cash equivalents in divested group companies	-69	-276	-82
Repayment of loans in group companies divested	—	5,046	375
Net cash inflow from divested group companies	37	6,286	2,962
Sales consideration for other divestitures	1,617	509	940
Total cash inflow from divestitures	1,654	6,795	3,902

Other cash flow information

Cash flow before financing activities and cash/non-cash effects of restructuring programs are broken down by business segment as follows.

	January-December 2005
Business segment	Cash flow before financing activities (SEK in millions)	Cash/non-cash effects of restructuring programs (see corresponding sections in note “Restructuring Costs”)
Sweden	11,778	Transition programs in Sweden and Finland Redundancies in the Swedish, Finnish and Lithuanian operations
Finland	1,677	Transition programs in Sweden and Finland
Norway	-380	—
Denmark	-623	Implementation of integration synergies in and refocusing of the Danish operations
Baltic countries	3,586	—
Eurasia	1,374	—
Russia	23	—
Turkey	192	—
International Carrier	-341	Implementation of post-merger integration synergies in the international carrier operations, Strategic refocusing of the international carrier operations
Holding	2,995	—
Corporate	-5,527	—
Total	14,754

Notes to Consolidated Financial Statements (Continued)

29.   Cash Flow Information (Continued)

Investments by class of asset over the last ten-year period were as follows.

	January-December
SEK in millions	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
CAPEX	11,583	10,331	9,267	14,345	17,713	16,580	7,701	7,663	9,637	8,304
Other intangible assets	1,233	752	850	5,119	1,316	509	373	248	233	317
Property	302	103	196	237	269	552	53	370	1,478	477
Plant and equipment	10,048	9,476	8,221	8,989	16,128	15,519	7,275	7,045	7,926	7,510
Mobile networks	5,579	3,908	2,884	2,336	2,124	1,411	1,166	1,273	1,360	1,188
Fixed networks	3,954	3,485	2,855	4,527	7,022	4,115	3,364	2,158	3,023	3,367
Other plant and equipment	515	2,083	2,482	2,126	6,982	9,993	2,745	3,614	3,543	2,955
Acquisitions and other investments	2,732	9,099	2,851	40,093	3,022	31,162	4,444	4,075	1,227	2,704
Asset retirement obligations	194	25	106	—	—	—	—	—	—	—
Goodwill and fair value adjustments	2,466	8,495	2,413	30,929	448	22,893	335	223	50	740
Shares and participations	72	579	332	9,164	2,574	8,269	4,109	3,852	1,177	1,964
Total	14,315	19,430	12,118	54,438	20,735	47,742	12,145	11,738	10,864	11,008

Investments are broken down by business segments in note “Business Segments.” The provisional purchase price allocations for Orange Denmark and Eesti Telekom were finalized in the first quarter of 2005, which resulted in a restatement of certain preliminary figures recognized in 2004.

Changes in net debt, net borrowings and net interest-bearing liability over the last ten-year period were as follows.

	December 31,
SEK in millions	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Opening balance	3,741	8,847	25,034	10,661	20,235	7,527	6,767	14,609	13,534	12,065
Increase (+)/Decrease (-) in long-term loans	7,578	-12,925	-6,257	6,931	4,317	11,753	2,632	-591	2,658	2,404
Increase (+)/Decrease (-) in short-term loans	-5,518	7,046	-7,921	8,677	-9,235	6,232	-128	-669	2,318	2,920
Increase (-)/Decrease (+) in short-term investments	-1,304	-3,412	-4,832	3,776	-7,424	1,086	-1,062	315	-345	586
Increase (-)/Decrease (+) in cash and bank	555	-1,854	-858	-1,313	-166	-839	-32	561	-87	-371
Change in net debt	1,311	-11,145	-19,868	18,071	-12,508	18,232	1,410	-384	4,544	5,539
Increase (-)/Decrease (+) in interest-bearing receivables	268	6,561	3,383	-1,564	4,101	-5,803	-2,163	-2,258	-298	-426
Change in net borrowings	1,579	-4,584	-16,485	16,507	-8,407	12,429	-753	-2,642	4,246	5,113
Increase (+)/Decrease (-) in pension provisions	—	-522	298	-2,134	-1,167	279	1,513	-5,200	-3,171	-3,644
Change in net interest-bearing liability	1,579	-5,106	-16,187	14,373	-9,574	12,708	760	-7,842	1,075	1,469
Closing balance	5,320	3,741	8,847	25,034	10,661	20,235	7,527	6,767	14,609	13,534

Notes to Consolidated Financial Statements (Continued)

29.   Cash Flow Information (Continued)

Over the last ten-year period, capital employed and operating capital developed as follows.

	December 31,
SEK in millions	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Non-current assets	163,094	152,099	153,042	172,812	94,914	91,340	53,487	49,198	49,471	47,399
Current assets	40,681	39,873	37,018	33,844	33,277	31,375	23,117	18,080	16,439	15,116
Non-interest-bearing liabilities	-25,782	-25,828	-28,375	-29,569	-25,871	-21,014	-16,956	-16,436	-13,042	-13,901
Non-interest-bearing provisions	-15,564	-13,402	-14,775	-18,182	-10,749	-7,826	-7,242	-6,002	-5,329	-4,042
Non-interest-bearing financing	-41,346	-39,230	-43,150	-47,751	-36,620	-28,840	-24,198	-22,438	-18,371	-17,943
Dividend (for 2005 as proposed by the Board)	-15,717	-5,610	-4,675	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152
Total capital employed	146,712	147,132	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Shareholders’ equity	127,049	121,133	112,393	108,829	59,885	55,988	32,893	29,344	25,487	24,413
Minority interests	8,645	6,934	3,441	5,120	204	320	210	210	306	218
Less dividend (for 2005 as proposed by the Board)	-15,717	-5,610	-4,675	-1,870	-600	-1,501	-1,470	-1,400	-1,210	-1,152
Long-term interest-bearing liabilities	20,520	12,942	25,867	32,124	25,193	20,876	9,123	6,491	7,082	4,424
Current interest-bearing liabilities	6,215	11,733	4,687	12,608	3,931	13,166	6,934	7,062	7,731	5,413
Provisions for pensions	—	—	522	224	2,358	3,525	3,246	1,733	6,933	10,104
External financing	26,735	24,675	31,076	44,956	31,482	37,567	19,303	15,286	21,746	19,941
Total financing	146,712	147,132	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Interest-bearing financial non-current assets	-2,172	-2,448	-6,112	-8,419	-7,510	-4,968	-5,563	-5,561	-4,401	-4,058
Interest-bearing current assets	-19,241	-18,486	-16,117	-11,503	-13,311	-12,364	-6,213	-2,958	-2,736	-2,349
Operating capital	125,299	126,198	120,006	137,113	70,150	75,042	39,160	34,921	39,192	37,013

Operating capital is broken down by business segments in note “Business Segments.” The provisional purchase price allocations for Orange Denmark and Eesti Telekom were finalized in the first quarter of 2005, which resulted in a restatement of certain preliminary figures recognized in 2004.

30.   Business Segments

Profit Center breakdown

The Group’s operations are managed and reported primarily by country-based Profit Centers (PC). PC consolidation is based on the same principles as for the Group as a whole. Inter-segment transactions are based on commercial terms.

The country-based PCs have full profit responsibility for their business and are responsible for all operations, including marketing, sales, product and service development as well as production and network operations. The PCs make operational decisions within the framework of centrally established corporate policies and road maps.

Other operations comprise TeliaSonera International Carrier and TeliaSonera Holding. TeliaSonera International Carrier is a common operations unit supporting the Group’s business in the Nordic and Baltic home markets by operating TeliaSonera’s capacity network on the international carrier market. In 2004, the carrying value of International Carrier was written down by SEK 3,263 million. TeliaSonera Holding is responsible for the Group’s non-core/non-strategic operations. The operations in Holding are being gradually divested through sales or closing-down of operations.

Notes to Consolidated Financial Statements (Continued)

30.   Business Segments (Continued)

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

Besides net sales and operating income, principal segment control and reporting concepts are EBITDA excluding non-recurring items and operating capital, respectively (see definitions to “Ten-Year Summary” and section “Reconciliation of EBITDA excluding non-recurring items to operating income” below). No income statement items below operating income have been allocated to reportable segments.

January-December 2005 or December 31, 2005
SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	Other operations	Corporate	Group

Net sales	38,960	16,308	7,481	7,178	9,293	6,367	—	—	4,922	-2,848	87,661
External net sales	38,215	15,969	7,240	7,029	9,136	6,365	—	—	3,721	-14	87,661
EBITDA excluding non-recurring items	15,255	3,618	2,614	817	4,255	3,576	-6	-52	102	-768	29,411
Non-recurring items	-2,104	-111	—	62	—	—	—	—	275	-25	-1,903
EBITDA	13,151	3,507	2,614	879	4,255	3,576	-6	-52	377	-793	27,508
Amortization, depreciation and impairment losses	-4,687	-3,273	-932	-1,059	-2,172	-763	—	—	-331	29	-13,188
Income from associated companies	-105	87	—	6	220	—	1,176	1,761	84	0	3,229
Operating income/loss	8,359	321	1,682	-174	2,303	2,813	1,170	1,709	130	-764	17,549
Operating capital	17,292	43,540	27,175	7,027	14,836	7,162	5,303	18,126	-2,634	-12,528	125,299
of which Segment assets	32,201	46,839	29,082	9,911	15,821	8,324	5,314	18,198	3,926	12,746	182,362
of which Segment liabilities	-14,909	-3,299	-1,907	-2,884	-985	-1,162	-11	-72	-6,560	-25,274	-57,063
Equity participation in associated companies	432	102	—	3	598	—	5,311	18,146	615	1	25,208
Investments	4,107	2,009	3,275	835	1,152	2,448	2	—	417	70	14,315
of which CAPEX	4,067	1,914	876	833	1,085	2,447	2	—	233	126	11,583
Number of employees	10,704	6,217	854	1,461	6,331	1,607	2	3	740	256	28,175
Average number of full-time employees	10,561	6,151	748	1,403	6,031	1,478	2	3	761	265	27,403

Notes to Consolidated Financial Statements (Continued)

30.   Business Segments (Continued)

	January-December 2004 or December 31, 2004
SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	Other operations	Corporate	Group
Net sales	40,448	18,267	6,299	4,495	5,868	4,084	—	—	5,422	-2,946	81,937
External net sales	39,667	17,898	6,142	4,389	5,810	4,082	—	—	3,987	-38	81,937
EBITDA excluding non-recurring items	16,730	6,663	2,059	414	2,795	2,321	0	1	162	-949	30,196
Non-recurring items	645	-35	—	-142	—	—	—	—	177	0	645
EBITDA	17,375	6,628	2,059	272	2,795	2,321	0	1	339	-949	30,841
Amortization, depreciation and impairment losses	-4,693	-3,350	-876	-1,181	-1,490	-518	—	—	-3,516	28	-15,596
Income from associated companies	14	0	—	0	494	—	653	972	1,413	2	3,548
Operating income/loss	12,696	3,278	1,183	-909	1,799	1,803	653	973	-1,764	-919	18,793
Operating capital	20,530	43,192	23,075	6,350	15,496	4,790	3,376	13,029	-887	-2,753	126,198
of which Segment assets	34,432	46,690	24,601	9,595	16,255	5,435	3,385	13,030	6,707	10,908	171,038
of which Segment liabilities	-13,902	-3,498	-1,526	-3,245	-759	-645	-9	-1	-7,594	-13,661	-44,840
Equity participation in associated companies	518	43	—	4	541	—	3,380	13,010	2,117	0	19,613
Investments	4,087	2,522	866	4,624	4,885	1,710	—	—	729	7	19,430
of which CAPEX	3,949	2,375	866	485	717	1,710	—	—	212	17	10,331
Number of employees	11,256	6,795	709	1,730	6,222	1,272	1	3	814	280	29,082
Average number of full-time employees	10,346	6,427	713	1,150	4,271	1,136	1	3	1,046	288	25,381

The provisional purchase price allocations for Orange Denmark and Eesti Telekom were finalized in the first quarter of 2005, which resulted in a restatement of certain preliminary figures recognized in 2004.

	January-December 2003 or December 31, 2003
SEK in millions	Sweden	Finland	Norway	Denmark	Baltic countries	Eurasia	Russia	Turkey	Other operations	Corporate	Group
Net sales	42,601	17,697	6,081	3,278	5,881	2,742	—	—	7,478	-3,333	82,425
External net sales	41,607	17,324	6,011	3,188	5,823	2,740	—	—	5,809	-77	82,425
EBITDA excluding non-recurring items	17,723	6,738	2,499	70	2,846	1,490	0	1	262	-929	30,700
Non-recurring items	-341	-71	0	0	-50	0	—	—	1,796	1	1,335
EBITDA	17,382	6,667	2,499	70	2,796	1,490	0	1	2,058	-928	32,035
Amortization, depreciation and impairment losses	-6,484	-4,757	-2,076	-619	-2,181	-601	—	—	-1,019	30	-17,707
Income/Loss from associated companies	-6	70	0	-12	379	0	509	618	-1,176	—	382
Operating income/loss	10,892	1,980	423	-561	994	889	509	619	-137	-898	14,710
Operating capital	20,656	44,023	22,852	2,368	12,789	3,924	2,890	12,208	221	-1,925	120,006
of which Segment assets	34,245	47,875	24,131	4,178	13,366	4,441	2,899	12,208	10,400	14,088	167,831
of which Segment liabilities	-13,589	-3,852	-1,279	-1,810	-577	-517	-9	0	-10,179	-16,013	-47,825
Equity participation in associated companies	492	45	0	2	2,999	0	3,028	12,208	1,626	1	20,401
Investments	3,105	4,506	861	391	1,401	1,077	—	—	718	59	12,118
of which CAPEX	3,105	2,529	861	391	797	1,027	—	—	500	57	9,267
Number of employees	10,948	6,661	722	1,030	4,741	1,024	1	3	1,266	298	26,694
Average number of full-time employees	10,476	5,984	718	1,014	5,011	962	1	3	1,756	263	26,188

Notes to Consolidated Financial Statements (Continued)

30.   Business Segments (Continued)

Product area breakdown

The Group’s operations are reported secondarily by product area. Consolidation by product area is based on the same principles as for the Group as a whole.

Fixed Communications include Internet and data services and equipment sales. Other includes non-core/non-strategic operations and Corporate as well as eliminations of inter-segment transfers and similar items.

	January-December or December 31,
	2005				2004				2003
SEK in millions	Mobile Communi- cations	Fixed Communi- cations	Other	Group	Mobile Communi- cations	Fixed Communi- cations	Other	Group	Mobile Communi- cations	Fixed Communi- cations	Other	Group
External net sales	44,721	39,233	3,707	87,661	38,199	42,491	1,247	81,937	35,889	44,114	2,422	82,425
Amortization, depreciation and impairment losses	-5,846	-7,042	-300	-13,188	-5,312	-10,262	-22	-15,596	-7,477	-9,718	-512	-17,707
Income/Loss from associated companies	2,795	350	84	3,229	1,820	315	1,413	3,548	975	587	-1,180	382
Operating income/loss	13,333	4,850	-634	17,549	12,973	4,863	957	18,793	9,905	5,577	-772	14,710
Operating capital	102,099	39,986	-16,786	125,299	84,379	47,773	-5,954	126,198	88,342	34,045	-2,381	120,006
of which Segment assets	115,066	52,548	14,748	182,362	95,897	71,858	3,283	171,038	98,237	52,098	17,496	167,831
of which Segment liabilities	-12,967	-12,562	-31,534	-57,063	-11,518	-24,085	-9,237	-44,840	-9,895	-18,053	-19,877	-47,825
Equity participation in associated companies	23,455	1,138	615	25,208	16,936	560	2,117	19,613	19,608	-834	1,627	20,401
Investments	8,623	5,206	486	14,315	7,219	11,632	579	19,430	5,149	6,425	544	12,118
of which CAPEX	6,222	5,001	360	11,583	5,079	5,190	62	10,331	4,088	4,854	325	9,267
Number of employees	10,451	16,728	996	28,175	10,808	17,706	568	29,082	9,022	16,371	1,301	26,694
Average number of full-time employees	10,167	16,210	1,026	27,403	9,191	15,395	795	25,381	8,478	16,005	1,705	26,188

Notes to Consolidated Financial Statements (Continued)

30.   Business Segments (Continued)

The provisional purchase price allocations for Orange Denmark and Eesti Telekom were finalized in the first quarter of 2005, which resulted in a restatement of certain preliminary figures recognized in 2004.

Reconciliation of EBITDA excluding non-recurring items to operating income

TeliaSonera management uses “EBITDA excluding non-recurring items” as one of the principal measures for monitoring profitability in segment reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, EBITDA excluding non-recurring items is presented to enhance the understanding of TeliaSonera’s historical operating performance.

EBITDA equals operating income before amortization, depreciation and impairment losses and excluding income from associated companies. Non-recurring items include impairment losses, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. Only impairment losses, capital gains/losses, restructuring programs or similar items that represent more than the equivalent to SEK 100 million on an individual basis, are considered to be reported as non-recurring items. When calculating EBITDA excluding non-recurring items, management does not exclude items that are part of the underlying business operations, even though such items may not recur in the near future.

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

For illustrative purposes, the following table sets forth the relationship between operating income, EBITDA and EBITDA excluding non-recurring items.

	January-December
SEK in millions	2005	2004	2003
EBITDA excluding non-recurring items	29,411	30,196	30,700
Non-recurring items	-1,903	645	1,335
EBITDA	27,508	30,841	32,035
Amortization, depreciation and impairment losses (Note 11)	-13,188	-15,596	-17,707
Income from associated companies (Note 12)	3,229	3,548	382
Operating income	17,549	18,793	14,710

The following table sets forth non-recurring items.

	January-December
SEK in millions	2005	2004	2003
Restructuring charges, implementation costs to gain synergies, etc.	-1,964	-617	-368
Certain pension-related items	—	741	—
Net capital gains/losses (excluding associated companies)	61	521	1,703
Total	-1,903	645	1,335

Notes to Consolidated Financial Statements (Continued)

30.   Business Segments (Continued)

Restructuring charges and implementation costs to gain synergies are excluding amortization, depreciation and impairment losses of intangible and tangible assets but include reversals of provisions and foreign exchange rate effects.

EBITDA excluding non-recurring items, non-recurring items, EBITDA and operating income are broken down by country-based business segments in section “Profit Center breakdown” above.

31.   Human Resources

Employees, salaries, and social security expenses

Acquired operations in 2005 added 320 employees, of which 144 in Chess Holding in Norway and 176 in MicroLink in the Baltics. At the same time, streamlining efforts resulted in a decrease of the number of employees by 1,227. Hence, the net change during 2005 was a decrease by 907 employees to 28,175 (29,082) at year-end.

The breakdown by business segment is presented in note “Business Segments.” The number of employees net increased by 145 in Profit Center Norway, by 109 in the Baltic countries and by 335 in Eurasia. The number of employees net decreased by 552 in Sweden, by 578 in Finland and by 269 in Denmark, while the other business segments in total reported a decrease by 97 employees year on year.

The average number of full-time employees was as follows.

	January-December
	2005		2004		2003
Country	Total	of which men	Total	of which men	Total	of which men
Sweden	11,061	6,040	10,948	5,933	11,321	6,211
Finland	6,369	3,277	6,750	3,666	6,408	4,103
Norway	748	516	718	486	738	496
Denmark	1,409	916	1,160	614	1,048	679
Lithuania	3,446	1,895	3,672	2,060	4,386	2,459
Latvia	583	338	632	369	632	377
Estonia	2,045	885	38	34	48	39
Kazakhstan	609	307	401	196	300	123
Azerbaijan	452	197	382	206	351	177
Georgia	180	91	159	83	154	79
Moldova	227	111	185	91	149	68
Russia	68	46	79	32	89	53
United Kingdom	48	33	52	35	96	55
Germany	35	27	45	32	66	48
United States	30	25	32	29	53	39
Sri Lanka	—	—	—	—	198	160
Other countries	93	65	128	88	151	86
Total	27,403	14,769	25,381	13,954	26,188	15,252

The Swedish operations were conducted virtually throughout the country, and operations outside Sweden in 24, 26 and 28 countries during the years 2005, 2004 and 2003, respectively.

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

The number of female and male Group senior executives was as follows. Senior executives include ordinary members of boards of directors, presidents and those on executive management teams at the corporate level, profit center level and company level.

	December 31,
	2005		2004		2003
Number	Boards of directors	Other senior executives	Boards of directors	Other senior executives	Boards of directors	Other senior executives
Women	73	41	54	30	50	34
Men	222	111	219	116	224	124

Absence due to illness, as a percentage of ordinary work hours excluding leave time and vacation, was distributed as follows in the Group’s Swedish units.

	January-December
Percent	2005	2004	2003
Total absence due to illness	6.0	6.3	6.3
Absence due to illness that concerns a period of 60 consecutive days or longer	4.2	4.5	4.2
Total absence due to illness, men	3.3	3.4	3.3
Total absence due to illness, women	9.2	9.8	9.7
Total absence due to illness, employees 29 years of age and younger	5.6	4.5	5.6
Total absence due to illness, employees 30-49 years of age	5.1	5.6	5.5
Total absence due to illness, employees 50 years of age and older	7.1	7.3	7.4

Salaries and other remuneration for the Group, along with social security expenses, were as follows.

	January-December
SEK in millions	2005	2004	2003
Salaries and other remuneration	9,023	8,674	8,460
Social security expenses
Employer’s social security contributions	1,970	1,902	1,950
Pension expenses	1,293	441	1,406
Total social security expenses	3,263	2,343	3,356
Total	12,286	11,017	11,816

Pension expenses for all boards of directors and presidents in the TeliaSonera Group totaled SEK 15 million, SEK 17 million and SEK 23 million for the years 2005, 2004 and 2003, respectively. No pension expenses were recorded for external board members of the parent company TeliaSonera AB.

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

Salaries and other remuneration were divided between boards of directors and presidents and other employees as follows. Variable salary was expensed in the respective year, but settled in cash in the following year.

	January-December
SEK in millions	2005			2004			2003
Country	Boards and presidents (of which variable salary)		Other employees	Boards and presidents (of which variable salary)		Other employees	Boards and presidents (of which variable salary)		Other employees
Sweden	23	(3)	4,472	28	(5)	4,467	40	(10)	4,576
Finland	15	(2)	2,346	40	(3)	2,461	31	(11)	2,125
Norway	7	(1)	413	4	(1)	366	3	(1)	417
Denmark	2	(0)	690	17	(4)	566	4	(1)	437
Lithuania	15	(1)	320	13	(2)	311	11	(2)	329
Latvia	7	(0)	84	6	(0)	88	2	(0)	98
Estonia	16	(4)	223	0	(0)	5	0	(0)	6
Kazakhstan	5	(0)	55	2	(0)	28	1	(0)	19
Azerbaijan	1	(0)	55	4	(0)	35	1	(0)	37
Georgia	0	(0)	17	0	(0)	7	0	(0)	7
Moldova	1	(0)	15	1	(0)	9	1	(0)	7
Russia	0	(0)	21	0	(0)	19	0	(0)	17
United Kingdom	0	(0)	38	0	(0)	43	3	(0)	96
Germany	3	(1)	21	2	(0)	27	2	(0)	8
United States	0	(0)	28	2	(0)	28	2	(0)	49
Sri Lanka	—	(—)	—	—	(—)	—	1	(0)	11
Other countries	4	(0)	126	5	(1)	90	6	(0)	113
Total	99	(12)	8,924	124	(16)	8,550	108	(25)	8,352

Remuneration to corporate officers

Principles

As resolved by the Annual General Meeting, remuneration is paid to the chairman of the Board and directors in the amount of SEK 750,000 per year to the chairman, SEK 550,000 per year to the vice chairman and SEK 400,000 per year to each of the other directors, elected by the Annual General Meeting. In addition, remuneration is paid to the chairman of the Board’s Audit Committee in the amount of SEK 150,000 per year and SEK 100,000 per year to each of the other members of the Audit Committee. Additional remuneration is also paid to the chairman of the Board’s Remuneration Committee in the amount of SEK 40,000 per year and SEK 20,000 per year to each of the other members of the Remuneration Committee. Remuneration is paid monthly. No separate remuneration is paid to directors for other committee work. Directors appointed as employee representatives are not remunerated.

Remuneration to the Chief Executive Officer (CEO), the Executive Vice President and other members of Executive Management consists of a base salary, variable salary, certain taxable benefits and pension benefits. “Other members of Executive Management” refers to the six individuals who are directly reporting to the CEO and which, along with the CEO and the Executive Vice President, constituted TeliaSonera Executive Management on December 31, 2005.

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

Variable salary to the CEO and to the Executive Vice President is capped at an amount equal to 50 percent and 35 percent of the base salary, respectively. For other members of Executive Management, the variable salary is capped at 35 percent of the base salary. Variable salary is based on the financial performance of the group, financial performance in each officer’s area of responsibility and individual performance objectives.

In addition to general employment benefits, TeliaSonera offers the following benefits to members of Executive Management employed in Sweden: health insurance (including coverage for the spouse of an employee), an annual medical examination, a telephone subscription for private use free of charge and the choice of the following: use of a company car, domestic service or a salary increase of an equivalent amount. All benefits, except for health insurance for the employee and the annual medical examination, are treated as taxable income in Sweden. One other member of Executive Management employed in Finland has the standard local benefits provided to other TeliaSonera Finland managers.

Pension benefits and other benefits to the CEO, the Executive Vice President and other members of Executive Management as described above form part of each individual’s total remuneration package.

Remuneration and other benefits during the year

SEK	Board remuneration /Base salary	Variable salary	Other benefits	Pension expense	Financial instruments	Other remuneration	Total
Chairman of the Board	860,998	—	—	—	—	—	860,998
Chief Executive Officer	6,490,000	1,298,000	619,196	6,407,245	—	—	14,814,441
Executive Vice President	3,570,000	499,800	133,038	1,724,203	—	—	5,927,041
Other members of Executive Management (six individuals)	14,728,804	1,818,796	801,345	9,076,124	—	—	26,425,069
Total	25,649,802	3,616,596	1,553,579	17,207,572	—	—	48,027,549

Comments on the table:

•       Board remuneration to the Chairman includes remuneration for Audit Committee and Remuneration Committee work amounting to SEK 110,998.

•       Base salary in 2006 amounts to SEK 6,814,500 (+5.0 percent) for the CEO, SEK 3,800,000 (+6.4 percent) for the Executive Vice President and the equivalent to SEK 18,470,127 (+4.5 percent) for other members of Executive Management.

•       Variable salary was expensed in 2005, but will be settled in cash in 2006. Actual variable salary for 2005 corresponds to 20 percent of the base salary for the CEO, to 14 percent for the Executive Vice President and for other members of Executive Management to 7-15 percent of the base salary. Variable salary with respect to performance in 2004 was paid in 2005 to the CEO in an amount of SEK 2,215,000, to the Executive Vice President in an amount of SEK 844,900 and to other members of current Executive Management in an amount equivalent to SEK 2,929,983.

•       Other benefits refer chiefly to company car benefit but also to a number of other taxable items.

•       Pension expense refers mainly to defined benefit pension plans and to the expense that affected earnings for the year. See further disclosures concerning the terms and conditions of pension benefits below.

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

Stock options

As of December 31, 2005, TeliaSonera had no outstanding stock option programs.

Pension benefits

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

The age of retirement for other members of Executive Management employed in Sweden varies between 60, 62 and 65. Pension benefits between age 60 (62) and 65, for those having a retirement age below 65, shall equal 70 percent of pensionable salary, except in one case where pension benefits equal 43 percent of pensionable salary. Pension benefits after age 65 shall be paid in accordance with the ITP plan with supplementation of benefits, amounting to 32.5 percent of the pensionable salary, for that part of salary exceeding 20 income base amounts except in one case where pension benefits amounts to 32.5 percent for that part of the salary exceeding 30 income base amounts. Pensionable salary includes base salary and variable salary for those employed prior to July 1, 2002. For those employed after that date the pensionable salary equals the base salary. All pension benefits are unassailable, i.e. are not subject to conditions concerning future employment.

The age of retirement for one other member of Executive Management employed in Finland is 60. Pension benefits as from the age of 60 shall be the same as they would have been, according to the statutory TEL pension plan, at normal retirement age of 63 if the service with the company would have continued to that date. The pensionable salary includes variable salary.

Severance pay

The contract between the company and the CEO requires both parties to provide six months’ notice of resignation or termination of employment. Upon termination by the company, the CEO shall be entitled to severance pay equal to his monthly base salary for a period of 24 months. Other income shall be deducted from the severance amount. If the CEO resigns his position, he shall not be entitled to severance pay.

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

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

Planning and decision process

Remuneration to the CEO is decided by the Board of Directors based on the recommendation of the Remuneration Committee.

Remuneration to other members of Executive Management is approved by the Remuneration Committee, based on the CEO’s recommendation.

Stock-based compensation

General

At General Meetings of shareholders of TeliaSonera AB in 2002 and 2001, a number of stock option schemes were adopted. Under IFRS applicable until 2004, TeliaSonera did not record an expense with respect to these option schemes. The option schemes are described below, together with pro forma information regarding net income and earnings per share, determined as if TeliaSonera had accounted for its stock options at fair value.

Due to non-fulfillment of certain subscription criteria, most of the option programs were cancelled in 2004 and 2003 and the subscription periods for the two remaining programs expired on May 31 and June 30, 2005, respectively. No option holder subscribed for shares under these programs.

The fair value of the options was estimated at the date of grant using a Black-Scholes option-pricing model. The estimated fair value of the options was amortized to expense over the options’ vesting period. TeliaSonera’s aggregate pro forma information was as follows.

SEK in millions	2005	2004	2003
Reported net income	13,964	14,264	10,049
Less: Compensation expense	—	—	-18
Pro forma net income	13,964	14,264	10,031
Pro forma basic and diluted earnings per share (SEK)	2.56	2.77	1.94

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because most of TeliaSonera’s stock options had characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models did not necessarily provide a reliable single measure of the fair value of its employee stock options.

2001 Employee stock option program (ESOP)

The 2001 Annual General Meeting voted in favor of establishing an employee stock option program involving issue of debt instruments with option rights to subscribe for shares in TeliaSonera AB. The employee stock options were allotted free of charge and all employees affected were given 1,000 options.

The program covered a total of no more than 21,000,000 options that entitled the holder to acquire an equal number of shares in TeliaSonera AB. Furthermore; a maximum of 6,500,000 options could be transferred to the market in order to counteract the effect of payroll overhead incurred by the option

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

program. Payroll overhead would then be charged to expense, while consideration for options issued would be booked directly to shareholders’ equity.

The 2001 stock options were exercisable from May 31, 2003 to May 31, 2005. The exercise price was set at SEK 69. The terms of the ESOP might be recalculated as a consequence of share issues, etc.

The fair value of these options, estimated at the date of grant, was SEK 273 million. The fair value was estimated using the following weighted-average assumptions. No options were granted in 2005, 2004 and 2003.

	2002	2001
Fair market value of underlying share (SEK)	45.60	62.00
Expected volatility of underlying share (%)	50.0	47.3
Expected dividend yield (%)	0.4	0.3
Risk-free interest rate for expected term (%)	4.59	4.24
Expected life of options (years)	2.4	3.0

For the years ended December 31, 2003, 2002 and 2001, compensation costs amortized over the vesting period amounted to SEK 18 million, SEK 121 million and SEK 91 million, respectively, totaling SEK 230 million. Due to forfeitures and all options being fully vested, no compensation cost was incurred as from 2004.

A summary of the 2001 stock option activity for the years ended December 31, 2005, 2004 and 2003 is presented below.

	Number of options	Weighted average exercise price (SEK)
Options outstanding at December 31, 2002	14,302,000	69.00
Forfeited	-1,752,000	69.00
Options outstanding at December 31, 2003	12,550,000	69.00
Forfeited	-625,000	69.00
Options outstanding at December 31, 2004	11,925,000	69.00
Cancelled	-11,925,000	69.00
Options outstanding at December 31, 2005	—	—

2002 stock option scheme—series 2002/2005:A-B

On November 4, 2002, the extraordinary General Meeting of TeliaSonera AB (then Telia AB) adopted a resolution to issue warrants of series 2002/2005:A and 2002/2005:B warrants in exchange for Sonera Oyj warrants of series 1999A and 1999B, respectively, as follows.

	Number of warrants
Series	Issued in the merger exchange offer	Issued in the merger redemption offer	Exercise price per share (SEK)	Subscription period
2002/2005:A	5,798,880	157,870	69.42	June 1, 2001—June 30, 2005
2002/2005:B	5,145,708	132,082	132.82	June 1, 2003—June 30, 2005
Total	10,944,588	289,952

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

Each warrant entitled the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. The exercise price as well as the number of new shares that each warrant entitled to subscribe for might be recalculated as a consequence of share issues, cash dividends, etc.

Series 2002/2005:A warrants were immediately exercisable. On December 9, 2002, series A warrants were listed on the Helsinki Exchange, and an employee could sell the warrants on the stock exchange, at a price determined by public quotes. However, option holders could exercise their options no later than June 30, 2005. In 2005, 2004 and 2003, according to the said terms, the exercise price of the series A warrants was adjusted by the 2004, 2003 and 2002 cash dividend per share, respectively.

The subscription rights could be exercised with series 2002/2005:B warrants provided that certain financial performance conditions were fulfilled. In May 2003, the Board of Directors of TeliaSonera AB concluded that these subscription criteria were not fulfilled and consequently decided to cancel all warrants of series B.

The fair value, in total SEK 49.4 million, of all 10,944,588 warrants issued in the exchange offer was recognized in 2002 as part of the purchase price for the merger. The fair value, in total SEK 0.7 million, of all 289,952 warrants issued in the mandatory redemption offer, was recognized as part of the completed purchase price calculation recorded in 2003. The assumptions used in calculating the fair value of the 2002/2005 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used in calculating the fair value were as follows. No options were granted in 2005 and 2004.

	2003	2002
Fair market value of underlying share (SEK)	29.50	34.70
Expected volatility of underlying share (%)	50.0	50.0
Expected dividend yield (SEK)	0.74	0.73
Risk-free interest rate for expected term (%)	5.5	5.5
Expected life of warrants (years)	2.39	2.58

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

A summary of the series 2002/2005 option schemes as of and changes in the years ended December 31, 2005, 2004 and 2003 is presented below.

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2005:A
Warrants outstanding on December 31, 2002	5,798,880	72.02
Granted (exercise price higher than the share market price)	157,870	72.02	3.77
Forfeited	-100	71.62
Warrants outstanding on December 31, 2003	5,956,650	71.62
Warrants outstanding on December 31, 2004	5,956,650	70.62
Cancelled	-5,956,650	69.42
Warrants outstanding on December 31, 2005	—	—
Series 2002/2005:B
Warrants outstanding on December 31, 2002	5,145,708	132.82
Granted (exercise price higher than the share market price)	132,082	132.82	0.87
Cancelled	-5,277,790	132.82
Warrants outstanding on December 31, 2003	—	—

2002 stock option scheme—series 2002/2008:A-F and 2002/2010:A-F

On November 4, 2002, the extraordinary General Meeting of TeliaSonera AB (then Telia AB) adopted a resolution to issue warrants of series 2002/2008:A-F and 2002/2010:A-F in exchange for Sonera warrants of series 2000/A1-C2 and 2000/A3-C4, as follows.

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

Each warrant entitled the warrant holder to subscribe for one and a half (1.5) new share in TeliaSonera AB. The exercise price as well as the number of new shares that each warrant entitled to subscribe for might be recalculated as a consequence of share issues, cash dividends, etc.

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

The subscription rights could be exercised with series 2002/2008:A-F and 2002/2010:A-F warrants provided that certain financial performance conditions were fulfilled. In February and March 2004, the Board of Directors of TeliaSonera AB concluded that these subscription criteria were not fulfilled and consequently decided to cancel all warrants of series 2002/2008 and 2002/2010.

The fair value, in total SEK 177.5 million, of all 15,802,384 warrants issued in the exchange offer was recognized in 2002 as part of the purchase price. The fair value, in total SEK 0.9 million, of all 331,604 warrants issued in the mandatory redemption offer, was recognized as part of the completed purchase price calculation for the merger recorded in 2003. The assumptions used in calculating the fair value of the 2002/2008 and the 2002/2010 option schemes, at the date of grant, relating to the exercise price of warrants is presented in the table above. The other weighted average assumptions used were as follows. No options were granted in 2004.

	Series 2002/2008:A-F		Series 2002/2010:A-F
	2003	2002	2003	2002
Fair market value of underlying share (SEK)	29.50	34.70	29.50	34.70
Expected volatility of underlying share (%)	50.0	50.0	50.0	50.0
Expected dividend yield (SEK)	1.67	1.74	2.20	2.48
Risk-free interest rate for expected term (%)	5.5	5.5	5.5	5.5
Expected life of warrants (years)	5.31	5.49	7.31	7.49

A summary of the 2002/2008 and 2002/2010 stock option schemes as of and changes in the years ended December 31, 2004 and 2003 is presented below:

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2008:A-C
Warrants outstanding on December 31, 2002	9,733,400	347.38
Granted (exercise price higher than the share market price)	295,200	347.38	1.27
Forfeited	-584,000	347.38
Warrants outstanding on December 31, 2003	9,444,600	347.38
Cancelled	-9,444,600	347.38
Warrants outstanding on December 31, 2004	—	—
Series 2002/2008:D-F
Warrants outstanding on December 31, 2002	122,400	108.17
Granted (exercise price higher than the share market price)	14,400	108.17	7.04
Forfeited	-35,000	108.17
Warrants outstanding on December 31, 2003	101,800	108.17
Cancelled	-101,800	108.17
Warrants outstanding on December 31, 2004	—	—

Notes to Consolidated Financial Statements (Continued)

31.   Human Resources (Continued)

	Number of warrants	Weighted average exercise price (SEK)	Weighted average fair value (SEK)
Series 2002/2010:A-C
Warrants outstanding on December 31, 2002	3,660,584	49.09
Granted (exercise price higher than the share market price)	10,004	49.09	18.50
Forfeited	-241,352	49.09
Warrants outstanding on December 31, 2003	3,429,236	49.09
Cancelled	-3,429,236	49.09
Warrants outstanding on December 31, 2004	—	—
Series 2002/2010:D-F
Warrants outstanding on December 31, 2002	2,286,000	33.64
Granted (exercise price lower than the share market price)	12,000	33.64	22.35
Forfeited	-52,000	33.64
Warrants outstanding on December 31, 2003	2,246,000	33.64
Cancelled	-2,246,000	33.64
Warrants outstanding on December 31, 2004	—	—

32.   Restructuring Costs

Major restructuring activities were as follows.

Transition programs in Sweden and Finland

In Sweden and Finland, management has launched transition programs to keep the profitability by achieving competitive cost levels and focusing of the service offerings. In Sweden, the restructuring program is expected to reduce annual costs by SEK 4-5 billion as of 2008. The changes are expected to result in a reduction of approximately 3,000 employees. The program is proceeding as planned. At year-end 2005, 802 employees had accepted an early retirement offer and 560 employees were transferred to the redeployment unit. The number of hired personnel decreased by 400. In total, employees and hired personnel in the operative units decreased by 15 percent during 2005.

In Finland, streamlining efforts initiated in 2005 are expected to lower annual costs by SEK 1 billion as of 2006. Late in the year, additional initiatives were taken and a turn-around program was launched. A new business organization was introduced. The program accelerates the focusing of the service portfolio and the migration to the IP based network technology through investments in infrastructure and services. At the same time, additional efficiency measures were implemented to achieve competitive cost levels in the operations. The program is estimated to result in an additional annual cost reduction of SEK 2 billion as of 2008.

Notes to Consolidated Financial Statements (Continued)

32.   Restructuring Costs (Continued)

Each of the elements of the transition costs would result in future cash outflows except for impairment losses, which are non-cash in nature. The material elements of the transition costs and related cash outflows were as follows.

	2005
	Sweden			Finland
SEK in millions	Transition charges	Cash outflow	Change in transition provision	Transition charges	Cash outflow	Change in transition provision
Transition provision, opening balance	—	—	—	—	—	—
Workforce reduction	1,837	-127	1,710	110	-107	3
Reclassification to pension provision	-1,138	—	-1,138	—	—	—
Leasing contracts, offices	267	-6	261	—	—	—
Exchange rate differences	—	—	—	—	—	-1
Transition provision, closing balance	—	—	833	—	—	2
Impairment losses on plant and equipment	405	—		—	—
Total charges/total cash outflow	1,371	-133		110	-107

Implementation of integration synergies in and refocusing of the Danish operations

TeliaSonera’s Danish operations have continuously been reviewed by management. During 2002, the Danish fixed network operations were reviewed in order to value their assets and determine a new focus. Looking forward, the operations were focused on telephony sales to businesses and consumers and wholesale network capacity to operators and service providers. Unprofitable products were discontinued or frozen to serve current customers under a transition period. Most of the workforce reduction was effectuated in the last few months of 2002, when the number of employees was reduced by approximately 100 people and consultants and temporary staff were reduced by more than 100 people. In terms of product offerings and workforce the restructuring program gained full effect at the end of 2003. Settlement of leasing and other long-term contracts will take place during the next three-year period.

Following the acquisition of Orange Denmark and to realize synergy gains, management in 2004 decided to integrate the Danish mobile operations previously run separately by Telia and Orange. The integration program involved branding, customer migration, new service portfolio, premises, personnel and handling of overlapping GSM networks and UMTS licenses. Personnel overlaps existed mainly within management, administration, network operations and product and services development. At year-end 2004, the two companies employed a workforce of 1,050 and notice was given of a redundancy of 300 employees. The redundancy process began in 2005.

In 2005, management decided to further improve efficiency in the Danish operations by integrating the mobile operations Telia Mobile and the fixed network operations Telia Networks. The integration will decrease annual costs and reduce the number of full-time positions by approximately 110. Most activities are expected to be completed in 2006.

Notes to Consolidated Financial Statements (Continued)

32.   Restructuring Costs (Continued)

Under this program TeliaSonera recorded integration provisions and impairment charges related to tangible assets, licenses and other intangible assets as well as a release of a license fee liability. Each of the elements of the Danish integration costs would result in future cash outflows except for impairment losses and releases, which are non-cash in nature. The material elements of the integration costs and related cash outflows were as follows.

	2002	2002-2003		2004			2005
SEK in millions	Integration charges	Cash outflow	Change in integration provision	Additional integration charges	Cash outflow	Change in integration provision	Cash outflow	Change in integration provision
Integration provision, opening balance	—	—	—	—	—	250	—	528
Workforce reduction	45	-54	-9	154	-1	158	-70	-53
Leasing and service contracts, technical sites	113	-68	45	2	-9	-37	-6	-6
Leasing contracts, offices	11	-22	-11	22	—	20	-31	-15
Dismantling of technical sites and offices	157	-19	138	176	—	176	-28	-28
Legal and other expert fees, other costs	193	-105	88	10	-44	-35	-6	-6
Reversal, not utilized	—	—	—	—	—	—	—	-140
Exchange rate differences	—	—	-1	-1	—	-4	—	11
Integration provision, closing balance	—	—	250	—	—	528	—	291
Impairment losses on and discards of intangible and tangible assets	3,033	—		—	—		—
Impairment losses on licenses and other intangible assets	—	—		497	—		—
Release of license fee liability	—	—		-221	—		—
Total charges/total cash outflow	3,552	-268		639	-54		-141

Possibilities to use a larger part of the Orange network than anticipated, which reduced the need for dismantling activities, and lower than expected redundancy payments enabled a reversal of the integration provision in 2005.

Implementation of post-merger integration synergies in the international carrier operations

To realize post-merger synergy gains, management in 2003 decided to integrate the international carrier operations previously run separately by Telia and Sonera. Overlapping operations will be phased out and the traffic moved over from leased capacity to the wholly owned network. Parts of Sonera’s operations in the United Kingdom, the United States, Sweden and Germany have been closed down. Under this program TeliaSonera recorded integration provisions, but to some extent costs were also expensed as incurred. The integration program also incurred impairment charges related to network

Notes to Consolidated Financial Statements (Continued)

32.   Restructuring Costs (Continued)

capacity and equipment. The program activities are completed. The remaining part of the integration provision will be used later, when phasing out long-term contracts.

Each of the elements of the international carrier integration costs would result in future cash outflows except for impairment losses, which are non-cash in nature. The material elements of the integration costs and related cash outflows were as follows.

	2003			2004		2005
SEK in millions	Integration charges	Cash outflow	Change in integration provision	Cash outflow	Change in integration provision	Cash outflow	Change in integration provision
Integration provision, opening balance	—	—	—	—	327	—	329
Workforce reduction	27	-10	17	-21	-21	—	—
Leasing and service contracts, technical sites	211	-3	208	-32	38	-35	-35
Leasing contracts, offices	66	-4	62	-8	-8	-1	-1
Dismantling of technical sites and offices	19	—	19	—	—	-19	-19
Other costs	16	-1	15	-2	-2	-1	-1
Reversal, not utilized	—	—	—	—	-12	—	-62
Exchange rate differences, timing effects	—	—	6	—	7	—	29
Integration provision, closing balance	—	—	327	—	329	—	240
Workforce reduction	8	-8		—		—
Leasing and service contracts, technical sites	3	-3		—		—
Leasing contracts, offices	4	-4		—		—
Dismantling of technical sites and offices	9	-9		—		—
Impairment losses on plant and equipment	54	—		—		—
Total charges/total cash outflow	417	-42		-63		-56

Redundancies in the Swedish, Finnish and Lithuanian operations

The organization and control models introduced in 2003 significantly increased efficiency and created potential to eliminate duplicate functions within several areas, like product and service development. Efficiency was also enhanced within administration and certain support functions.

The management of TeliaSonera Sweden under this program established a redundancy of approximately 1,200 employees, including 500 hired personnel. TeliaSonera negotiated with the trade unions to determine which of the permanent employees were affected by the redundancy. Of these employees, approximately 300 have left TeliaSonera Sweden or been redeployed within the Group. The remaining redundancies were handled through natural attrition, tailored pension plans and within the framework of TeliaSonera Redeployment, which manages redundancies in wholly-owned Swedish operations.

Notes to Consolidated Financial Statements (Continued)

32.   Restructuring Costs (Continued)

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

Each of the elements of the restructuring costs would result in future cash outflows except for impairment losses, which are non-cash in nature. The material elements of the restructuring costs and related cash outflows were as follows.

	2003			2004		2005
SEK in millions	Restructuring charges	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision
Restructuring provision, opening balance	—	—	—	—	190	—	10
Workforce reduction	435	-44	391	-127	-127	-7	-7
Reclassification to pension provision	—	—	-173	—	-8	—	—
Other costs	4	-4	0	-1	-1	—	—
Reversal, not utilized	—	—	-28	—	-44	—	-3
Restructuring provision, closing balance	—	—	190	—	10	—	—
Impairment losses on and discards of property, plant and equipment	120	—		—		—
Total charges/total cash outflow	559	-48		-128		-7

Strategic refocusing of the international carrier operations

In 2002, TeliaSonera completed a comprehensive review of its international carrier operations. Management decided to change the strategic focus of Telia International Carrier and significantly restructure its operations. As part of the restructuring program, management decided to close down Telia International Carrier’s Asian operations as well as its domestic voice reseller business in the United Kingdom and Germany, discontinue offering domestic network services in the United States and terminate its co-location business. TeliaSonera has also centralized Telia International Carrier’s sales, administration and customer care resources. Further, the strategic refocusing and restructuring has enabled Telia International Carrier to substantially scale down the number of offices and technical facilities, as well as led to reduced operating and maintenance costs and leased lines.

Management also estimated that, as part of the restructuring, Telia International Carrier would reduce its original workforce of approximately 800 persons by more than 50 percent, most of which was executed in 2002 and 2003. Approximately half of the restructuring provision was used in 2003 and 2004. The remaining part will be used later during the phase-out of long-term contracts.

Notes to Consolidated Financial Statements (Continued)

32.   Restructuring Costs (Continued)

Each of the elements of the international carrier restructuring costs would result in future cash outflows except for impairment losses, which are non-cash in nature. The material elements of the restructuring costs and related cash outflows were as follows.

	2002	2002-2003		2004		2005
SEK in millions	Restructuring charges	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision	Cash outflow	Change in restructuring provision
Restructuring provision, opening balance	—	—	—	—	2,267	—	1,817
Workforce reduction	303	-205	103	-32	-72	-12	-12
Leasing and service contracts, technical sites and land	2,860	-893	1,967	-190	-489	-126	-177
Leasing contracts, offices	186	-33	166	-93	-81	-110	-110
Dismantling of technical sites and offices	230	-55	188	-53	-53	-58	-58
Customer compensation	233	-66	167	-1	-101	—	-52
Legal and other expert fees	151	-16	135	-8	-8	-3	-3
Timing effects	—	—	68	—	36	—	76
Reversal, not utilized	—	—	-427	—	-103	—	-169
Allocation of previous year’s reversal	—	—	—	—	427	—	103
Exchange rate differences	—	—	-100	—	-6	—	76
Restructuring provision, closing balance	—	—	2,267	—	1,817	—	1,491
Impairment losses on intangible and tangible assets	5,307	—		—		—
Write-downs of financial assets	824	—		—		—
Total charges/total cash outflow	10,094	-1,268		-377		-309

Lower than expected restructuring costs, mainly due to the foreign operations but also to redundancies in Sweden and certain customer contracts, enabled reversals of the restructuring reserve in 2005, 2004 and 2003.

33.   Auditors’ Fees and Services

Remuneration

The following remuneration was paid to auditors and accounting firms for audits and other reviews based on applicable legislation and for advice and other assistance resulting from observations in the reviews. Remuneration was also paid for independent advice, using Group auditors or other audit firms, in the fields of Tax/Law and Corporate Finance as well as other consulting services. Audit fees to other accounting firms refer to subsidiaries not audited by the Group auditors. Auditors are elected by the Annual General Meeting.

Notes to Consolidated Financial Statements (Continued)

33.   Auditors’ Fees and Services (Continued)

PricewaterhouseCoopers AB has served as TeliaSonera AB’s independent auditor (Group auditor) since April 28, 2004. Ernst & Young AB and KPMG Bohlins AB jointly served as TeliaSonera’s independent auditors for fiscal 2003 and up to April 28, 2004.

	January-December
SEK in millions	2005	2004	2003
PricewaterhouseCoopers AB
Audits	49	41	9
Audit-related services	6	0	2
Tax services	2	1	2
All other services	6	3	3
Total	63	45	16
Ernst & Young AB
Audits	—	7	28
Audit-related services	2	3	11
Tax services	1	2	7
All other services	28	24	0
Total	31	36	46
KPMG Bohlins AB
Audits	—	10	25
Audit-related services	1	1	11
Tax services	6	1	3
All other services	3	5	1
Total	10	17	40
Other accounting firms
Audits	1	3	1
Audit-related services, tax services and all other services	6	8	0
Total	7	11	1
Total	111	109	103

In addition, fees for accounting firm services in 2005 capitalized as transaction costs in business combinations and similar transactions totaled SEK 11 million (tax services: KPMG SEK 4 million and other accounting firms SEK 1 million; other non-audit services: Ernst & Young SEK 6 million).

Audit Committee pre-approval policies and procedures

The Audit Committee of the Board of Directors of TeliaSonera AB is responsible, among other matters, for the oversight of TeliaSonera’s independent auditors, subject to the requirement of Swedish law. The Board of Directors has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by the independent auditors.

This policy outlines the procedures for the approval of four categories of services provided by the independent auditors, namely, audit, audit-related, tax and other services.

Notes to Consolidated Financial Statements (Continued)

33.   Auditors’ Fees and Services (Continued)

Audit services

Audit services include, among other things, the annual financial statement audit, quarterly reviews, information system and procedural reviews, attestation engagements and other procedures required to be performed by the independent auditors to be able to form an opinion on TeliaSonera’s consolidated financial statements.

The annual audit engagement is subject to the specific approval of the Audit Committee. The Audit Committee monitors the audit services engagement on a quarterly basis and has the authority to approve any changes in the terms, conditions or fees in the annual audit engagement. All audit services, not specifically included under the audit services engagement letter, which exceed SEK 250,000 on a project basis, must be approved by the Audit Committee or the chairman of the Audit Committee. Any other audit services, not specifically included under the audit services engagement letter which cost less than SEK 250,000 on a project basis, may be approved by TeliaSonera’s chief executive officer or chief financial officer subject to such services being reported to the Audit Committee in the following quarterly meeting of the Committee.

Audit-related services

Audit-related services comprise assurance and related services that are reasonably related to the performance of the audit or review of TeliaSonera’s financial statements, including, among other things, certain due diligence services, assistance with understanding and implementing accounting and reporting requirements, financial audits of employee benefit plans, audit procedures required to comply with regulatory reporting matters, and assistance with internal control reporting requirements.

All audit-related services to be provided by the independent auditors, which individually exceed SEK 250,000 on a project basis, must be approved by the Audit Committee or the chairman of the Audit Committee. Any audit-related services which cost less than SEK 250,000 on a project basis may be approved by the chief executive officer or chief financial officer subject to such services being reported to the Audit Committee in the following quarterly meeting of the Committee.

Tax services

Tax services consist of services such as tax compliance, tax planning assistance and general tax advice.

All tax services to be provided by the independent auditors, which individually exceed SEK 250,000 on a project basis, must be approved by the Audit Committee or the chairman of the Audit Committee. Any tax services which cost less than SEK 250,000 on a project basis may be approved by the chief executive officer or chief financial officer subject to such services being reported to the Audit Committee in the following quarterly meeting of the Committee.

Any other services

As a general rule any other services to be provided by the independent auditors are either prohibited or require the specific approval of the Audit Committee or the chairman of the Audit Committee.

Any services pre-approved by the chairman of the Audit Committee must be reported to the full Audit Committee at the next scheduled meeting of the Committee.

Notes to Consolidated Financial Statements (Continued)

34.   Business Combinations

Acquisition of Chess Holding

Description of and reasons for the acquisition

On November 7, 2005, TeliaSonera for cash consideration acquired 91.2 percent of the shares in Vollvik Gruppen AS (now renamed TeliaSonera Chess Holding AS) in Norway. After making a voluntary offer at the same price per share for the remaining shares, TeliaSonera held all but a small fraction of the shares in Chess Holding at December 31, 2005.

The acquisition has been accounted for using the purchase method of accounting. Under this method, TeliaSonera has allocated the total purchase price to assets acquired and liabilities assumed based on their respective fair values. The determination of fair values has been made using generally accepted procedures. The results of the operations in Chess Holding have been included in the consolidated financial statements as of November 7, 2005.

Chess Holding owns 100 percent of the mobile service provider Chess/Sense in Norway with 396,000 subscribers at the end of October 2005. The acquisition strengthens TeliaSonera’s position on the Norwegian mobile market and emphasizes TeliaSonera’s ability to progress successfully with its strategy to enhance growth in the home markets. The transaction is expected to be earnings and cash flow accretive to TeliaSonera, before any synergies. The synergies are mostly related to increased utilization of NetCom’s network. Chess/Sense continues to operate as a service provider under its own brand on the Norwegian market.

Financial effects

In the period November 7—December 31, 2005, Chess Holding contributed net sales of SEK 208 million and net income of SEK 19 million to the Group.

The following table shows the TeliaSonera Group pro forma net sales, net income and earnings per share, including fair value adjustments, had the acquisition taken place at January 1, 2005.

	January—December 2005
SEK in millions, except per share data	TeliaSonera Group	Chess Holding	TeliaSonera Group pro forma
Pro forma net sales	87,661	1,036	88,697
Pro forma net income	13,694	38	13,732
Pro forma basic and diluted earnings per share (SEK)	2.56	0.01	2.57

Purchase consideration, goodwill and cash-flow effects

Details of purchase consideration and goodwill were as follows.

SEK in millions
Purchase consideration
Basic purchase consideration	2,048
Estimated additional purchase consideration	186
Transaction related direct expenses	19
Total purchase consideration	2,253
Less fair value of net assets acquired (as specified below)	-164
Goodwill	2,089

Notes to Consolidated Financial Statements (Continued)

34.   Business Combinations (Continued)

Transaction related direct expenses capitalized by TeliaSonera in connection with the acquisition represent bankers’ fees as well as transaction related legal and accounting fees, and other direct fees and expenses.

Total purchase consideration and the determination of fair values of assets acquired and liabilities assumed is based on preliminary appraisal; thus, such values and goodwill are subject to refinement.

The cash-flow effects were as follows.

SEK in millions
Total cash purchase consideration	2,054
Less acquired cash and cash equivalents	-199
Net cash outflow from acquisition	1,855

Assets acquired and liabilities assumed

Book values and fair values of assets acquired and liabilities assumed were as follows.

SEK in millions	Book value	Fair value adjustments	Fair value
Trade names	4	—	4
Licenses	7	—	7
Subscriber contracts	248	136	384
Equipment, tools and installations	4	—	4
Deferred tax assets	86	-9	77
Inventories	3	—	3
Receivables and other current assets	247	—	247
Cash and cash equivalents	199	—	199
Total assets acquired	798	127	925
Deferred tax liabilities	-99	-39	-138
Long-term liabilities	-388	—	-388
Short-term liabilities	-235	—	-235
Total liabilities assumed	-722	-39	-761
Net assets acquired	76	88	164

There were no purchased in-process research and development assets acquired nor any collateral pledged and contingent liabilities arising from the acquisition.

Acquisition of Orange Denmark and Eesti Telekom

General

On October 11, 2004, TeliaSonera acquired Orange’s mobile operations in Denmark (Orange Denmark). The previously associated company AS Eesti Telekom became a majority-owned subsidiary of TeliaSonera as of De-cember 28, 2004. The determination of fair values of assets acquired and liabilities assumed as presented in TeliaSonera’s 2004 Annual Report was based on preliminary appraisal. After finalizing the valuations and taking into account the additional Eesti Telekom shares acquired in the first quarter of 2005 as a result of the mandatory public offer, the following amendments have been made.

Notes to Consolidated Financial Statements (Continued)

34.   Business Combinations (Continued)

Purchase consideration and additional goodwill

Details of purchase consideration and additional goodwill were as follows.

	Orange Denmark			Eesti Telekom
	2004			2004			2005
SEK in millions	Reported	Adjustments	Restated	Reported	Adjustments	Restated	Additional acquisition	Reported
Purchase consideration
Cash consideration	5,522	—	5,522	472	—	472	23	495
Consideration in terms of new share issue (prior to 2004)	—	—	—	1,843	—	1,843	—	1,843
Transaction related direct expenses	26	—	26	—	—	—	8	8
Total purchase consideration	5,548	—	5,548	2,315	—	2,315	31	2,346
Less fair value of net assets acquired (for 2004 as specified below)	-1,685	-243	-1,928	-1,655	-20	-1,675	-12	-1,687
Less amortization of fair values before the company becoming a subsidiary	—	—	—	-142	20	-122	—	-122
Less goodwill (net of amortization until 2003) before the company becoming a subsidiary	—	—	—	-515	—	-515	—	-515
Additional goodwill	3,863	-243	3,620	3	—	3	19	22

Assets acquired and liabilities assumed

Book values and fair values of assets acquired and liabilities assumed were as follows.

	Orange Denmark				Eesti Telekom
SEK in millions	Book value	Preliminary fair value adjustments	Final fair value adjustments	Restated fair value	Book value	Preliminary fair value adjustments	Final fair value adjustments	Restated fair value
Trade names	—	—	—	—	—	101	40	141
Patents, licenses and rights of way	1,133	-629	—	504	52	—	—	52
Interconnect and roaming agreements	—	—	—	—	—	1,004	-352	652
Subscriber contracts	—	536	—	536	—	2,891	-404	2,487
Buildings, land and land improvements	628	-258	—	370	207	180	-64	323
Mobile networks	618	-326	—	292	449	365	-266	548
Fixed networks	—	—	—	—	465	198	—	663
Equipment, tools and installations	422	-241	—	181	42	20	—	62
Investments in associated companies and other equity holdings	1	—	—	1	12	—	—	12
Deferred tax asset	365	—	243	608	—	—	—	—
Other financial fixed assets	—	—	—	—	11	—	—	11
Inventories	23	—	—	23	72	—	—	72
Receivables and other current assets	596	—	—	596	432	—	—	432
Cash and cash equivalents	183	—	—	183	840	—	—	840
Total assets acquired	3,969	-918	243	3,294	2,582	4,759	-1,046	6,295
Revaluation reserve	—	—	—	—	—	-1,641	543	-1,098
Minority interests	—	—	—	—	—	-3,776	523	-3,253
Other provisions	—	—	—	—	-3	—	—	-3
Long-term liabilities	-553	—	—	-553	-4	—	—	-4
Short-term liabilities	-813	—	—	-813	-262	—	—	-262
Total liabilities assumed	-1,366	—	—	-1,366	-269	-5,417	1,066	-4,620
Net assets acquired	2,603	-918	243	1,928	2,313	-658	20	1,675

Notes to Consolidated Financial Statements (Continued)

35.   Specification of Shareholdings and Participations

Associated companies

			Par value in	Equity participation in consolidated accounts		Book value in each parent company
Associated company,	Participation	Number of	local currency	2005	2004	2005	2004
Corp. Reg. No., registered office	(%)	shares	(in millions)	SEK in millions
Parent company holdings
Swedish companies
Overseas Telecom AB, 556528-9138, Stockholm	65	1,180,575	SEK 118	318	504	198	198
isMobile AB, 556575-0014, Luleå	50	996,008	SEK 0	0	0	0	0
Lokomo Systems AB, 556580-3326, Stockholm	40	676,504	SEK 0	1	1	0	0
Telefos AB, 556523-6865, Stockholm	26	2,560,439	SEK 0	256	177	104	104
SNPAC Swedish Number Portability Administrative Centre AB, 556595-2925, Stockholm	20	400	SEK 0	3	5	1	1
Service Factory SF AB, 556575-5682, Stockholm	19	1,620,960	SEK 1	0	0	0	20
Other operating, dormant and divested companies				—	287	—	0
Companies outside Sweden
Drutt Corp., 3186891, Wilmington, DE	30	1,000,000	USD 0	6	6	3	15
OAO Telecominvest, St. Petersburg	26	4,262,165	RUR 43	1,294	865	700	700
Other operating, dormant and divested companies				—	1,045	—	1,474
Total parent company						1,006	2,512

Notes to Consolidated Financial Statements (Continued)

35.   Specification of Shareholdings and Participations (Continued)

			Par value in	Equity participation in consolidated accounts		Book value in each parent company
Associated company,	Participation	Number of	local currency	2005	2004	2005	2004
Corp. Reg. No., registered office	(%)	shares	(in millions)	SEK in millions
Subsidiaries’ holdings
Swedish companies
Svenska UMTS-nät AB, 556606-7996, Stockholm	50	501,000	SEK 50	429	513	500	500
SmartTrust AB, 556179-5161, Stockholm	30	70,991,460	SEK 1	33	80	84	80
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
AS Sertifitseerimiskeskus, 10747013, Tallinn	50	16	EEK 2	1	2	10	6
Päämies-kauppiaat Oy, 1090044-0, Helsinki	50	66,055	EUR 1	93	—	8	—
Lattelekom SIA, 4000305278, Riga	49	71,581,000	LVL 72	596	526	1,058	1,020
Punwire Paging Services Ltd, S/RP/PB/000196, Chandigarh	49	14,699,780	INR 147	0	0	0	0
Turkcell Holding A.S., 430991-378573, Istanbul	47	214,871,670	TRY 215	8,762	6,767	1,833	1,763
Turkcell Iletisim Hizmetleri A.S., 304844-252426, Istanbul	13	246,603,233	TRY 247	9,384	6,243	1,258	1,210
OAO MegaFon, 7812014560, Moscow	36	2,207,234	RUR 22	4,017	2,515	402	410
AUCS Communications Services v.o.f., 34097149, Hoofddorp	33	—	EUR -	1	17	2	0
Johtotieto Oy, 0875145-8, Helsinki	33	170	EUR 0	1	1	0	0
Operators Clearing House A/S, 18936909, Copenhagen	33	1,333	DKK 1	3	4	5	2
UAB TietoEnator Consulting, 2594163, Vilnius	26	4,160	LTL 0	3	3	1	0
Voicecom OÜ, 10348566, Tallinn	26	—	EEK 0	2	2	0	1
Suomen Numerot NUMPAC Oy, 1829232-0, Helsinki	25	3,000	EUR 0	0	0	0	0
Eltel Networks Länsi Oy, 0731522-4, Paimio	21	11,430	EUR 0	5	7	6	6
Other operating, dormant and divested companies				0	43	0	39
Total				25,208	19,613

The share of voting power in Overseas Telecom AB is 42 percent. OAO Telecominvest owns an additional 31 percent of the shares in OAO MegaFon. Turkcell Holding A.S. owns 51 percent of the shares in Turkcell Iletisim Hizmetleri A.S.

The parent company’s and subsidiaries’ respective holdings of Other associated companies for the comparative year chiefly related to companies acquired and divested. The former associated companies IKT I Holding AB (formerly Lagrummet Juni nr 74 AB) and IKT II Holding AB (formerly Lagrummet Juni nr 75 AB) became subsidiaries in 2005. Divestitures in 2005 included Infonet Services Corp., AS Intergate, Telekolmio Oy and Helsingin GSM-Palvelut Oy. Altogether, the Group’s equity participation in the named companies amounted to SEK 1,375 million and the book value in each parent company to SEK 1,513 million.

Notes to Consolidated Financial Statements (Continued)

35.   Specification of Shareholdings and Participations (Continued)

Other holdings of securities

			Par value in local	Book/fair value in consolidated accounts		Book value in each parent company
Company, Corp.	Participation	Number	currency	2005	2004	2005	2004
Reg. No., registered office	(%)	of shares	(in millions)	SEK in millions
Parent company holdings
Swedish companies
NGF NetGame Factory AB, 556588-3344, Stockholm	10	147,000	SEK 0	0	0	0	0
Slottsbacken Fund Two KB, 969660-9875, Stockholm	18	—	SEK -	6	5	6	5
Hyglo AB, 556601-6761, Stockholm	8	16,800	SEK 0	0	0	0	0
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
Digital Telecommunications Philippines Inc., Manila-Quezon City	9	600,000,000	PHP 600	84	124	84	124
Vision Capital L.P., LP64, Saint Helier	6	—	USD 2	2	4	2	4
Atrica, Inc., 770532447, Santa Clara, CA	0	249,377	USD 0	0	0	0	0
Other operating, dormant and divested companies				0	7	0	7
Total parent company						92	140
Subsidiaries’ holdings
Swedish companies
Other operating, dormant and divested companies				0	0	0	0
Companies outside Sweden
Digital Media & Communications II L.P., 3037042, Boston, MA	22	—	USD -	6	8	6	8
Eveo Inc., 3028413, San Francisco, CA	10	2,000,000	USD 0	0	0	0	0
Wideray Corp., 3269105, San Francisco, CA	7	11,147,967	USD 0	10	10	10	10
Media Technology Equity Partners, L.P., 199817710056, Los Altos, CA	7	—	USD -	0	0	0	0
Magnum Communications L.P., Cayman Islands	7	—	USD -	14	14	14	14
CellGlide Inc., 51-0411553, Netanya	6	136,081	USD 0	0	11	0	11
Oy Merinova Ab, 0778620-2, Vaasa	6	800	EUR 0	1	1	1	1
Diamondhead Ventures, L.P., 3145188, Menlo Park, CA	4	—	USD -	13	10	13	10
Siennax International B.V., 23074433, Amstelveen	3	1,841,211	EUR 0	0	0	0	0
Santapark Oy, 1095079-8, Rovaniemi	3	10,000	EUR 0	2	2	2	2
Codetoys Oy, 1082133-9, Espoo	2	636,851	EUR 0	0	0	0	0
Bytemobile, Inc., 3255024, Mountain View, CA	2	735,476	USD 0	5	5	5	5
Pargas Telefon Ab—Paraisten Puhelin Oy, 0135996-3, Pargas	2	7,100	EUR 0	1	1	1	1
SysOpen Digia Oyj, 0831312-4, Helsinki	1	220,710	EUR 0	2	49	2	49
Helsinki Halli Oy, 1016235-3, Helsinki	1	42	EUR 0	4	4	4	4
Intellect Capital Ventures, L.L.C., 3173982, Los Angeles, CA	0	—	USD -	17	24	17	24
TelAdvent LP, 2705077, Wilmington, DE	0	—	USD -	11	11	11	11
Radioliikkeiden Oy, 0113089-4, Espoo	0	7,515	EUR 0	1	0	1	0
Asunto Oy Helsingin Oskar, 0881553-8, Helsinki	0	280	EUR 0	1	1	1	1
Kiinteistö Oy Turun Monitoimihalli, 0816425-3, Turku	0	1	EUR 0	1	1	1	1
Participations in other real estate and housing companies, Finland	—	—	EUR -	22	21	22	21
Participations in other phone companies, Finland	—	—	EUR -	6	7	6	7
Other operating, dormant and divested companies				0	6	0	6
Total				209	326

The parent company’s and subsidiaries’ respective holdings of Other securities for the comparative year chiefly related to companies divested. Divestitures in 2005 included Intelsat, Ltd., Dejima, Inc., PacketVideo Corp. and Technopolis Oyj. SX Holdings, LLC was liquidated. Altogether, carrying values of

Notes to Consolidated Financial Statements (Continued)

35.   Specification of Shareholdings and Participations (Continued)

the named companies were SEK 13 million in the Group and SEK 13 million in each parent company. The carrying value of SysOpen Digia Oyj for the comparative year refers to the ownership in former Digia Oy.

36.   U.S. GAAP

Differences in principles

TeliaSonera’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from United States Generally Accepted Accounting Principles (U.S. GAAP). Application of U.S. GAAP would have affected shareholders’ equity as of December 31, 2005, 2004 and 2003 and net income for each of the years in the three-year period ended December 31, 2005. The significant differences between IFRS and U.S. GAAP as related to TeliaSonera are discussed below.

Revenue recognition

The SEC Staff Accounting Bulletin No. 104 “Revenue Recognition” (SAB 104) addresses revenue recognition under U.S. GAAP. Under this guidance, revenue earned from access, connection and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 104 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IFRS, TeliaSonera recognizes this revenue and related costs when the services are provided and the related costs are incurred.

Under U.S. GAAP, TeliaSonera has adjusted revenues to reflect the deferral of access, connection and similar revenues and subsequent amortization over the estimated average customer life of 7 years. TeliaSonera has elected not to defer any associated costs and accordingly, as permitted under U.S. GAAP, such costs are expensed as incurred. In early 2005, the Swedish National Post and Telecom Agency (PTS) decided that consumers can freely choose which supplier to subscribe to for fixed telephony. During the year, 850,000 retail subscriptions were transformed into wholesale subscriptions. As a consequence, a release of deferred revenue related to the transformed subscriptions has been recognized in income. On the other hand, the connection fee paid for transformation is deferred and recognized over the estimated average customer life.

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

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

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

Stock-based compensation

Under IFRS applicable until 2004, TeliaSonera did not record an expense with respect to its employee stock option programs, implemented in 2001 and 2002. Until the third quarter of 2001, TeliaSonera under U.S. GAAP accounted for employee stock options under the recognition and measurement provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations under this method. In December 2002, FASB Statement No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (FAS 148) was issued. FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation” and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation under FAS 123. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. FAS 148 became effective for fiscal years ending after December 15, 2002. Under U.S. GAAP, TeliaSonera began expensing the cost of employee stock options in the fourth quarter of 2002 and has elected to use the retroactive restatement method of FAS 148. Accordingly, all prior periods presented have been restated to reflect compensation costs that would have been recognized had the recognition provisions of FAS 123, as amended by FAS 148, been applied to all awards granted to employees.

By decisions made by the Board of Directors of TeliaSonera AB in February and March 2004, all unvested employee stock option series were cancelled, due to non-fulfillment of certain exercise criteria.

Non-current Assets-Held-for-Sale

Under U.S. GAAP and under IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” an entity should classify a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Once classified as held for sale, the asset should be measured at the lower of its carrying amount and fair value less costs to sell and cease amortization and depreciation. TeliaSonera did not adopt IFRS 5 until January 1, 2005 and consequently assets held for sale in prior periods were not separately disclosed or accounted for.

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

Pensions

Under IFRS, pension assets, defined benefit pension liabilities and expenses are determined in a similar manner to U.S. GAAP. However, under IFRS, prior service cost, transition adjustments and expenses resulting from plan amendments are generally recognized immediately. Under U.S. GAAP, these expenses are generally recognized over a longer period. Additionally, any related pay-roll taxes are adjusted for differences between IFRS and U.S. GAAP.

Under U.S. GAAP and unlike IFRS, when the accumulated benefit obligation (ABO) exceeds the fair value of plan assets, a liability at least equal to the unfunded ABO must be recognized in the balance sheet. To the extent that the unfunded ABO exceeds the liability already recognized, an additional minimum liability (AML) must be recognized as a reduction of shareholders’ equity, net of tax. If the unfunded ABO is less than the liability already recognized, no further liability is recognized. An accumulated AML was initially recognized in 2004.

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

Restructuring costs

Under IFRS, a provision for restructuring costs is recognized when the general requirements for recording provisions are met. Under U.S. GAAP, a restructuring charge is recorded when a detailed plan for exit costs has been developed and those costs relating to employee termination benefits have been developed in sufficient detail so that employees who may be subject to termination would be aware of the benefit they were to receive upon involuntary termination. U.S. GAAP requires that significant changes in the plan are unlikely. Certain provisions of the restructuring accruals recorded under IFRS in 2005, 2004 and in 2002 related to workforce reduction and certain other exit costs did not meet the U.S. GAAP requirements and accordingly were reversed and instead recognized as incurred. For restructuring accruals recorded in 2003, the U.S. GAAP requirements related to workforce reduction were met.

Under IFRS, unavoidable costs of meeting obligations under a contract that exceed the economic benefits to be received under the contract are recognized as a provision, for instance a contract for office space to be left vacant, when the vacation is decided and the amount is reliably estimable. Under U.S. GAAP, a provision is not recognized until the contract is terminated in accordance with the contract terms.

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

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

commence its planned principal activities as prescribed by FASB Statement No. 34 “Capitalization of Interest Costs.”

Associated companies in hyperinflationary economies

Under IFRS, when the functional currency for a subsidiary or an associated company is the currency of a hyper-inflationary economy, the reported non-monetary assets and liabilities, and equity are restated in terms of the measuring unit current at the balance sheet date. The restated financial statements are translated into SEK at the closing rate. The restating effects are recognized as financial revenue or expense and in income from associated companies, respectively.

Under U.S. GAAP, the temporal method should be used to translate the financial statements of subsidiaries and equity accounted investees where they are denominated in currencies of highly-inflationary economies. The remeasurement of the financial statements is done as if the reporting currency of the parent had been the functional currency.

Goodwill

Until 2003, under IFRS applicable at the time, TeliaSonera amortized goodwill and other intangible assets. In accordance with FASB Statement No. 142 “Goodwill and Other Intangible Assets” (FAS 142), goodwill and indefinite lived intangible assets are not amortized but will be reviewed annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of FAS 142 applied to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, TeliaSonera began applying the new accounting rules starting January 1, 2002.

Effective January 1, 2004, TeliaSonera adopted IFRS 3 “Business Combinations,” involving among other things that goodwill is no longer amortized but will be tested for impairment at least annually. According to generally accepted principles and standard company procedures, carrying values of all cash-generating units (reporting units) have been tested for impairment. The recoverable amounts of the cash-generating units were found to be in excess of their carrying values at all tests under IFRS and therefore the related goodwill was not impaired. Tests were also performed under U.S. GAAP, in 2005 showing that the carrying value of TeliaSonera Finland was too high and consequently an impairment loss was recognized relating to TeliaSonera Finland goodwill. This was mainly due to the differences between IFRS and U.S. GAAP with respect to the determination of the purchase consideration in the merger of Telia and Sonera, leading to a substantially higher TeliaSonera Finland carrying value under U.S. GAAP (as further described below).

Business combinations

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

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

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

In assessing the fair value of other intangible assets under IFRS applicable at the time of the merger, roaming and interconnect agreements with other operators as well as most of the customer list (‘‘portfolio of customers’’) did not meet the definition of an intangible asset. Therefore, TeliaSonera under IFRS did not assign any value to Sonera’s roaming and interconnect agreements and only assigned a limited value to Sonera’s customer list, reflecting certain long-term contractual agreements with customers. Under U.S. GAAP, the fair values of roaming and interconnect agreements and the total customer list were recorded as intangible assets and are amortized over their remaining useful lives.

Besides different carrying values of Sonera’s net assets and of Sonera’s investments in associated companies, differences in the methods of calculating the fair value of TeliaSonera shares and warrants issued and the fair value of other intangible assets affected the amount of goodwill from the transaction under U.S. GAAP. Under IFRS applicable at the time of the merger, the purchase price allocated to identifiable assets and liabilities was amortized based on the estimated useful life of the identifiable assets and liabilities. The excess purchase consideration after this allocation is described as goodwill and recognized as a separate asset. Under IFRS applicable at the time of the merger, TeliaSonera amortized goodwill arising from the merger over a useful life of 20 years. Under U.S. GAAP, goodwill arising in a business combination shall not be amortized. Effective January 1, 2004, TeliaSonera adopted IFRS 3 “Business Combinations,” involving among other things that goodwill is no longer amortized.

Other business combinations

Effective January 1, 2004, TeliaSonera adopted IFRS 3 “Business Combinations.” IFRS 3 states that acquired identifiable assets, liabilities, and contingent liabilities should be measured initially at 100 percent of the fair values at the acquisition date, irrespective of the extent of any minority interest. In other words, the identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at full fair value, including any minority interest’s share of the acquired item.

Consequently, minority interest under IFRS 3 includes the minority’s portion of the net fair values acquired. Under U.S. GAAP, fair values are only included to the share of net assets acquired and the interest’s historical carrying value prior to the acquisition of the additional interest remains unchanged. In step acquisitions under IFRS, the fair values of the net assets in a previously held associate are revalued to the fair values on the date it becomes a consolidated subsidiary. An increase in the fair values is recorded directly in equity and included in a revaluation reserve, while a decrease is recorded as an impairment loss in the income statement. Under U.S. GAAP any previous interest is not restated.

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

Under IFRS 3, a provision for restructuring costs on acquisition may be recognized only if the acquiree already recognized a provision. Under U.S. GAAP, a provision may be recognized if a plan to exit an activity or terminate employees has been initiated before the acquisition.

Under IFRS, the UMTS license acquired in the Orange Denmark transaction in 2004 was valued at zero net of a related liability to the Danish authorities. As of the acquisition date, management had decided to hand back the license which led to an impairment loss on the value of the license and a release of part of the recorded liability. The remaining liability equaled the fee agreed to be paid on returning the license. Under U.S. GAAP, since it was TeliaSonera’s intention to return the license, the net liability equivalent to the fee agreed to be paid to the Danish authorities was recorded already in the purchase price allocation. The different treatment also affected the amount of goodwill from the transaction under U.S. GAAP.

Cost of a business combination contingent on future events

Under IFRS, when a business combination agreement provides for an adjustment to the cost of the combination contingent on future events the amount of that adjustment should be included in the cost of the combination at the acquisition date if the adjustment is probable (more likely than not) and can be measured reliably. The purchase consideration recognized for one business combination in 2005 includes an estimated additional cost. Under U.S. GAAP, this cost is not recognized until the contingency is resolved or the amount is determinable.

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

Minority interests

Starting January 1, 2005, with retrospective application, minority interest under IFRS is a component of shareholders’ equity, whereas under U.S. GAAP it should be presented outside of shareholders’ equity, between shareholders’ equity and liabilities. Consequently, in the income statement under IFRS, minority interest is a component of net income, while under U.S. GAAP it is a separate line item.

Income taxes and exchange rate differences

Deferred income tax and exchange rate differences are calculated for all differences between IFRS and U.S. GAAP, when applicable, for deferred tax including related recalculations to reflect enacted tax rate changes.

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

Translation into U.S. GAAP

Application of U.S. GAAP had the following effects on consolidated net income and shareholders’ equity.

	January-December
SEK in millions	2005	2004	2003
Net income under IFRS	13,694	14,264	10,049
Revenue recognition	-159	-415	-325
Sale and leaseback	119	120	120
Stock-based compensation	—	—	-18
Pensions	-91	-145	6
Restructuring costs	461	77	-335
Share of earnings in associated companies	-1	-41	8
Financing of associated companies	0	0	0
Associated companies in hyperinflationary economies	121	-174	-743
Goodwill	-6,142	—	4,205
Business combinations	-1,806	-1,584	-2,073
Deferred income taxes	378	1,491	703
Minority interests	-2,155	-1,300	-969
Net income under U.S. GAAP	4,419	12,293	10,628

The provisional purchase price allocations under IFRS for Orange Denmark and Eesti Telekom were finalized in the first quarter of 2005, which resulted in a restatement of certain preliminary figures recognized in 2004. For more information, see section “Acquisition of Orange Denmark and Eesti Telekom” in note “Business Combinations.” Under U.S. GAAP, completion of the provisional purchase price allocations also triggered restatement of certain 2004 reconciliation items, reflecting the differences in accounting treatment related to business combinations.

	December 31,
SEK in millions	2005	2004	2003
Total equity under IFRS	135,694	128,067	115,834
Revenue recognition	-5,002	-4,843	-4,428
Sale and leaseback	-837	-956	-1,076
Pensions	-4,435	-2,672	—
Restructuring costs	673	212	135
Share of earnings in associated companies	-0	—	41
Financing of associated companies	3	3	3
Associated companies in hyper inflationary economies	-5,975	-4,919	-3,292
Goodwill	-131	6,011	6,011
Business combinations	-2,894	-1,088	1,593
Deferred income taxes	5,156	4,310	2,111
Minority interests in equity	-8,803	-6,934	-3,441
Exchange rate differences	-1,296	81	-1,711
Shareholders’ equity under U.S. GAAP	112,153	117,272	111,780

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

The adjustments would have changed certain items in the consolidated income statements and balance sheets. The following tables show summary income statements and balance sheets after the application of U.S. GAAP.

	January-December
SEK in millions, except per share data	2005	2004	2003
Income statements under U.S. GAAP
Net sales	87,522	81,395	82,099
Income from associated companies	3,262	3,108	284
Operating income	10,052	16,632	15,555
Income after financial items	9,522	15,286	14,744
Income taxes	-2,948	-1,693	-3,147
Minority interests	-2,155	-1,300	-969
Net income	4,419	12,293	10,628
Basic and diluted earnings per share (SEK)	0.97	2.63	2.28

	December 31,
SEK in millions	2005	2004	2003
Balance sheets under U.S. GAAP
Non-current assets	155,058	154,154	163,769
Current assets	43,624	41,946	37,018
Assets-held-for-sale	186	1,052	—
Total assets	198,868	197,152	200,787
Shareholders’ equity	112,153	117,272	111,780
Minority interests	6,871	5,077	3,441
Provisions	19,474	16,250	21,072
Long-term loans	20,520	12,942	25,867
Short-term loans	6,215	11,733	4,687
Long-term liabilities	3,426	4,182	4,826
Current liabilities	30,209	29,696	29,114
Total shareholders’ equity and liabilities	198,868	197,152	200,787

Expected future amortization of other intangible assets

Given the current ownership structure and the same exchange rates as in 2005, and that no events will occur that would trigger impairment charges, TeliaSonera expects the following amortization of other intangible assets during the next five-year period.

SEK in millions	2006	2007	2008	2009	2010
Expected amortization of other intangible assets	4,139	4,077	3,630	3,525	3,366

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

Recently issued accounting pronouncements

FAS 123(R)

In December 2004, FASB Statement No. 123 (revised 2004) “Share-Based Payment” (FAS 123(R)) was issued. FAS 123(R) is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees,” and its related implementation guidance. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. TeliaSonera under U.S. GAAP accounts for any stock-based awards at fair value in accordance with FAS 123 and the adoption of FAS 123(R) does not have a material effect on its earnings and financial position.

FAS 150

In May 2003, FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (FAS 150) was issued. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of FAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The effective date of certain provisions of FAS 150 for certain mandatorily redeemable financial instruments has been deferred by FASB Staff Position (FSP) No. 150-3. Under the FSP, certain mandatorily redeemable shares are subject to the provisions of FAS 150 for the first fiscal period beginning after December 15, 2004. Other mandatorily redeemable shares are deferred indefinitely but may be subject to classification or disclosure provisions of FAS 150. Adoption of FAS 150 did not have a material effect on TeliaSonera’s earnings and financial position under U.S. GAAP.

FAS 151

In November 2004, FASB Statement No. 151 “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (FAS 151) was issued. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. FAS 151 should be applied prospectively. The provisions of FAS 151 do not have a material effect on TeliaSonera’s earnings and financial position under U.S. GAAP.

FAS 152

In December 2004, FASB Statement No. 152 “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67” (FAS 152) was issued. FAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005. Restatement of previously issued financial statements is not permitted. Currently, the provisions of FAS 152 are not relevant to TeliaSonera.

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

FAS 153

In December 2004, FASB Statement No. 153 “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (FAS 153) was issued. FAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. FAS 153 should be applied prospectively. TeliaSonera does not expect that the adoption of FAS 153 will materially affect its financial position or results of operations under U.S. GAAP.

FAS 154

In May 2005, FASB Statement No. 154 “Accounting Changes and Error Corrections” (FAS 154) was issued, replacing APB Opinion No. 20 “Accounting Changes” (APB 20) and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements.” FAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle. It applies both to voluntary changes and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. APB 20 previously required that most voluntary changes in accounting principles be recognized by recording the cumulative effect of a change in accounting principle. FAS 154 is effective for fiscal years beginning after December 15, 2005. TeliaSonera does not expect that the adoption of FAS 154 will materially affect its financial position or results of operations under U.S. GAAP.

FIN 47

In March 2005, FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (FIN 47) was issued. FIN 47 clarifies that FASB Statement No. 143 “Accounting for Asset Retirement Obligations” requires that a liability for the fair value of a conditional asset retirement obligation is recognized when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than at the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on TeliaSonera’s financial position or results of operations under U.S. GAAP.

EITF 03-1

In March 2004, the Emerging Issues Task Force (EITF) within FASB reached a consensus on Issue No. 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). The issue is to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” The impairment methodology for investments accounted for under the equity method is predicated on the notion of other-than-temporary. The taskforce reached a consensus that the application guidance in EITF 03-1 should be used in determining when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of the impairment. EITF 03-1 was effective for other-than-temporary impairment evaluation

Notes to Consolidated Financial Statements (Continued)

36.   U.S. GAAP (Continued)

made in reporting periods beginning after June 15, 2004. Paragraphs 10-18 in EITF 03-1 were later nullified by FASB FAS 115-1 and 124-1, issued in November, 2005. Applying the other provisions of EITF 03-1 did not have a material effect on TeliaSonera’s consolidated financial statements under U.S. GAAP.

FSP FAS 143-1

In June 2005, FASB Staff Position No. FAS 143-1 “Accounting for Electronic Equipment Waste Obligations” (FSP FAS 143-1) was issued. FSP FAS 143-1 addresses accounting by commercial users and producers of electrical and electronic equipment, in connection with Directive 2002/96/EC on Waste Electrical and Electronic Equipment (“WEEE”) issued by the European Union (EU) on February 13, 2003. This Directive requires EU member countries to adopt legislation to regulate the collection, treatment, recovery, and environmentally sound disposal of electrical and electronic waste equipment, and sets forth certain obligations relating to covering the cost of disposal of such equipment by commercial users. Producers will also be required to cover the cost of disposal of such equipment under the WEEE legislation if they are participating in the market as of August 13, 2005. FSP FAS 143-1 shall be applied the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable EU member country (in Sweden adopted on August 13, 2005). Adoption of FSP FAS 143-1 did not have a material effect on TeliaSonera’s consolidated financial statements under U.S. GAAP.

Report of Independent Registered Public Accounting Firm

To the Shareholders of TeliaSonera AB

We have audited the accompanying consolidated balance sheets of TeliaSonera AB and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, of cash flows and of changes in shareholders equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TeliaSonera AB and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards.

As discussed in Note 4 to the consolidated financial statements, with effect from January 1, 2004, the Company prospectively adopted IFRS 3, “Business Combinations.”

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

PricewaterhouseCoopers AB

Göran Tidström
Authorized Public Accountant

Stockholm, Sweden
April 6, 2006

Report of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of TeliaSonera AB

We have audited the accompanying consolidated balance sheet of TeliaSonera AB as of December 31, 2003, and the related consolidated income statement, statement of cash flows and statement of changes in shareholders’ equity for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

International Financial Reporting Standards differ in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

Ernst & Young AB	KPMG Bohlins AB
Lars Träff	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant
Stockholm, Sweden
March 3, 2004

Ten-Year Summary

TeliaSonera Group Financial Data (IFRS)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Income statements (SEK in millions)
Net sales	87,661	81,937	82,425	59,483	57,196	54,064	52,121	49,569	45,665	42,430
Operating income	17,549	18,793	14,710	-10,895	5,460	12,006	5,946	7,220	3,218	3,264
Income after financial items	17,019	17,448	13,899	-11,616	4,808	11,717	5,980	7,143	3,128	3,353
Net income	13,694	14,264	10,049	-7,997	1,891	10,270	4,226	5,051	2,182	2,323
of which attributable to parent company shareholders	11,697	12,964	9,080	-8,067	1,869	10,278	4,222	5,011	2,222	2,337
EBITDA excluding non-recurring items	29,411	30,196	30,700	15,692	12,915	13,087	14,059	13,309	12,324	13,185
EBITDA	27,508	30,841	32,035	9,421	13,299	21,425	12,875	15,070	10,679	10,961
Amortization, depreciation and impairment losses	13,188	15,596	17,707	20,844	13,975	8,222	7,652	7,146	7,298	7,154
Balance sheets (SEK in millions)
Goodwill and other intangible assets	74,367	69,534	61,820	68,106	26,816	25,198	2,146	1,844	1,566	1,809
Property, plant and equipment	48,201	47,212	49,161	56,172	47,314	43,807	33,318	34,801	39,239	38,366
Financial assets	40,526	35,353	42,061	48,534	20,784	22,335	18,023	12,553	8,666	7,224
Non-current assets held-for-sale and current assets	40,681	39,873	37,018	33,844	33,277	31,375	23,117	18,080	16,439	15,116
Total assets	203,775	191,972	190,060	206,656	128,191	122,715	76,604	67,278	65,910	62,515
Total equity	135,694	128,067	115,834	113,949	60,089	56,308	33,103	29,554	25,793	24,631
of which shareholders’ equity	127,049	121,133	112,393	108,829	59,885	55,988	32,893	29,344	25,487	24,413
Provisions	15,564	13,402	15,297	18,406	13,107	11,351	10,488	7,735	12,262	14,146
Interest-bearing liabilities	26,735	24,675	30,554	44,732	29,124	34,042	16,057	13,553	14,813	9,837
Non-interest-bearing liabilities	25,782	25,828	28,375	29,569	25,871	21,014	16,956	16,436	13,042	13,901
Total equity and liabilities	203,775	191,972	190,060	206,656	128,191	122,715	76,604	67,278	65,910	62,515
Capital employed	146,712	147,132	142,235	157,035	90,971	92,374	50,936	43,440	46,329	43,420
Operating capital	125,299	126,198	120,006	137,113	70,150	75,042	39,160	34,921	39,192	37,013
Net debt	8,373	7,062	18,207	38,075	20,004	32,512	14,280	12,870	13,254	8,710
Net interest-bearing liability	5,320	3,741	8,847	25,034	10,661	20,235	7,527	6,767	14,609	13,534
Cash flows (SEK in millions)
Cash flow from operating activities	26,990	24,403	26,443	12,449	10,416	10,152	10,715	10,301	8,920	9,783
Cash flow from investing activities	-12,236	-7,991	-3,443	-5,553	3,632	-37,121	-10,701	-8,967	-12,426	-14,744
Cash flow before financing activities	14,754	16,412	23,000	6,896	14,048	-26,969	14	1,334	-3,506	-4,961
Cash flow from financing activities	-15,653	-11,102	-16,412	-10,344	-6,608	26,818	1,005	-2,301	3,896	4,784
Cash flow for the year	-899	5,310	6,588	-3,448	7,440	-151	1,019	-967	390	-177
Free cash flow	15,594	14,118	17,351	3,877	-6,506	-5,845	2,828	2,638	-707	1,480
Investments (SEK in millions)
CAPEX	11,583	10,331	9,267	14,345	17,713	16,580	7,701	7,663	9,637	8,304
Acquisitions and other investments	2,732	9,099	2,851	40,093	3,022	31,162	4,444	4,075	1,227	2,704
Total investments	14,315	19,430	12,118	54,438	20,735	47,742	12,145	11,738	10,864	11,008
Business ratios
EBITDA margin (%)	33.6	36.9	37.2	26.4	22.6	24.2	27.0	26.8	27.0	31.1
Operating margin (%)	20.0	22.9	17.8	-18.3	9.5	22.2	11.4	14.6	7.0	7.7
Return on sales (%)	15.6	17.4	12.2	-13.4	3.3	19.0	8.1	10.2	4.8	5.5
Amortization, depreciation and impairment losses as a percentage of net sales	15.0	19.0	21.5	35.0	24.4	15.2	14.7	14.4	16.0	16.9
CAPEX as a percentage of net sales	13.2	12.6	11.2	24.1	31.0	30.7	14.8	15.5	21.1	19.6
Total asset turnover (multiple)	0.44	0.43	0.42	0.36	0.46	0.54	0.72	0.74	0.71	0.70
Turnover of capital employed (multiple)	0.60	0.57	0.55	0.48	0.62	0.75	1.10	1.10	1.02	1.01
Return on assets (%)	9.4	10.5	8.7	-5.7	5.7	13.6	9.4	11.9	6.0	6.6
Return on capital employed (%)	12.6	13.9	11.6	-7.7	7.8	18.9	14.4	17.6	8.6	9.6
Return on equity (%)	10.3	11.6	8.5	-9.7	3.3	23.9	14.2	19.2	9.3	10.3
Equity/assets ratio (%)	58.9	63.8	58.5	54.2	46.4	44.7	41.3	41.8	37.3	37.6
Net debt/equity ratio (%)	7.0	5.8	16.4	34.0	33.6	59.3	45.1	45.7	53.9	37.1
Interest coverage ratio (multiple)	11.7	7.6	5.1	-4.7	3.0	7.3	8.5	10.4	5.3	6.1
Self-financing rate (multiple)	1.89	1.26	2.18	0.23	0.50	0.21	0.88	0.88	0.82	0.89
Share data
Number of outstanding shares (millions)
- at the end of the period	4,490.5	4,675.2	4,675.2	4,605.8	3.001.2	3.001.2	8.8	8.8	8.8	8.8
- average, basic 1)	4,574.0	4,675.2	4,667.6	3,124.3	3,001.2	2,932.8	2,851.2	2,851.2	2,851.2	2,851.2
- average, diluted 1)	4,574,0	4,675.2	4,668.4	3,125.3	3,001.2	2,932.8	2,851.2	2,851.2	2,851.2	2,851.2
Basic and diluted earnings/loss per share (SEK)	2.56	2.77	1.95	-2.58	0.62	3.50	1.48	1.76	0.78	0.82
Cash dividend per share (SEK) 2)	3.50	1.20	1.00	0.40	0.20	0.50	0.52	0.49	0.42	0.40
Cash dividend per share (USD) 2, 3)	0.45	0.17	0.13	0.05	0.02	0.05	0.06	0.06	0.05	0.05
Total cash dividend (SEK in millions) 2)	15,717	5,610	4,675	1,870	600	1,501	1,470	1,400	1,210	1,152
Payout ratio (%)	136.7	43.3	51.4	n/a	32.1	14.3	34.8	27.9	54.5	49.3
Shareholders’ equity per share (SEK)	28.29	25.91	24.04	23.63	19.95	18.66	11.54	10.29	8.94	8.56
Comparative figures under U.S. GAAP
Net sales (SEK in millions)	87,522	81,395	82,099	59,336	56,957	53,849	51,931	49,389	45,542	42,363
Net income (SEK in millions)	4,419	12,293	10,628	-8,755	4,443	9,991	4,218	3,600	2,133	2,288
Shareholders’ equity (SEK in millions)	112,153	117,272	111,780	110,269	58,589	51,870	29,168	25,575	23,167	22,253
Balance sheet total (SEK in millions)	198,868	197,152	200,787	217,464	132,495	123,689	77,974	68,598	66,716	63,356
Basic and diluted earnings/loss per share (SEK)	0.97	2.63	2.28	-2.80	1.48	3.41	1.48	1.26	0.75	0.80

1)                   Adjusted for 324-to-1 share split in 2000.

2)                   For 2005 as proposed by the Board of Directors and including an extra dividend of SEK 2.25 (USD 0.29) per share totaling SEK 10,104 million.

3)                   Dividend amounts have been translated into USD at the Noon Buying Rate for the relevant dividend payment date except for the 2005 dividend, which amount has been translated into USD at the Noon Buying Rate on March 31, 2006.

TeliaSonera Group Operational Data	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Sweden
Mobile telephony, total subscriptions (thousands)	4,387	4,243	3,838	3,604	3,439	3,257	2,638	2,206	1,935	1,745
Mobile telephony, total GSM/UMTS (thousands)	4,267	4,117	3,706	3,467	3,295	3,076	2,348	1,703	1,180	824
Mobile telephony, total NMT (thousands)	120	126	132	137	144	181	290	503	755	921
Mobile telephony, outgoing traffic (millions of minutes)	4,456	3,814	3,313	3,201	3,016	2,591	2,089	1,745	1,554	1,221
Mobile telephony, incoming traffic (millions of minutes)	2,750	2,573	2,400	2,272	2,067	1,766	1,416	1,091	885	677
Mobile telephony, traffic per customer and month (minutes)	139	131	128	131	127	123	121	114	111	99
Mobile telephony, SMS messages (millions)	923	905	794	488	389	185	46	13	4	—
Mobile telephony, GSM churn (%)	11	10	11	12	8	8	9	14	12	n/a
Mobile telephony, ARPU (SEK)	213	227	252	262	285	308	332	362	345	366
Broadband ADSL/LAN, subscriptions (thousands)	711	526	394	317	194	27	2	—	—	—
Broadband dedicated access, subscriptions (thousands)	6	7	5	4	3	2	1	1	1	1
Internet dial-up access, subscriptions (thousands)	722	817	823	763	747	687	598	439	230	105
Fixed telephony, PSTN subscriptions (thousands)	4,369	5,390	5,493	5,579	5,663	5,783	5,889	5,965	6,010	6,032
Fixed telephony, ISDN channels (thousands)	667	725	790	836	922	838	630	424	244	129
Finland
Mobile telephony, total subscriptions (thousands)	2,507	2,297	2,428	2,790	239	149	33	8	—	—
of which Sonera	2,507	2,297	2,428	2,490	—	—	—	—	—	—
Mobile telephony, outgoing traffic (millions of minutes)	5,642	4,820	4,743	—	—	—	—	—	—	—
Mobile telephony, incoming traffic (millions of minutes)	2,405	2,147	2,090	—	—	—	—	—	—	—
Mobile telephony, traffic per customer and month (minutes)	277	253	232	—	—	—	—	—	—	—
Mobile telephony, SMS messages (millions)	1,216	993	832	—	—	—	—	—	—	—
Mobile telephony, GSM churn (%)	26	29	17	—	—	—	—	—	—	—
Mobile telephony, ARPU (EUR)	30	38	38	—	—	—	—	—	—	—
Broadband, subscriptions (thousands)	350	243	150	82	—	—	—	—	—	—
Internet dial-up access, subscriptions households (thousands)	76	113	149	181	—	—	—	—	—	—
Fixed telephony, PSTN subscriptions (thousands)	456	525	570	503	—	—	—	—	—	—
Fixed telephony, ISDN channels (thousands)	191	215	234	219	—	—	—	—	—	—
Norway
Mobile telephony, total subscriptions (thousands)	1,651	1,308	1,195	1,089	970	850	—	—	—	—
Norway, NetCom
Mobile telephony, traffic per customer and month (minutes)	194	175	164	156	133	130	—	—	—	—
Mobile telephony, SMS messages (millions)	1,444	1,171	1,043	756	501	302	—	—	—	—
Mobile telephony, ARPU (NOK)	338	339	342	330	310	308	—	—	—	—
Denmark
Mobile telephony, total subscriptions (thousands)	1,154	1,115	472	421	288	263	170	112	—	—
Mobile telephony, SMS messages (millions)	3,579	2,542	1,041	175	61	39	23	—	—	—
Internet dial-up access, subscriptions (thousands)	24	43	28	34	n/a	n/a	n/a	n/a	n/a	—
Cable TV, subscriptions (thousands)	204	201	195	188	179	175	170	164	145	137
Broadband, subscriptions (thousands)	151	126	104	81	58	30	11	3	—	—
Fixed telephony, prefix and contract customers (thousands)	195	212	172	223	n/a	n/a	n/a	n/a	n/a	n/a
Baltic countries
Mobile telephony, subscriptions, Estonia (thousands)	677	595	—	—	—	—	—	—	—	—
Fixed telephony, subscriptions, Estonia (thousands)	388	426	—	—	—	—	—	—	—	—
Mobile telephony, subscriptions, Latvia (thousands)	735	649	534	447	—	—	—	—	—	—
Mobile telephony, subscriptions, Lithuania (thousands)	1,889	1,338	1,052	851	—	—	—	—	—	—
Fixed telephony, subscriptions, Lithuania (thousands)	798	819	828	936	—	—	—	—	—	—
Eurasia
Mobile telephony, subscriptions (thousands)	6,146	3,866	2,385	1,614	—	—	—	—	—	—
Human Resources
Number of employees as of December 31	28,175	29,082	26,694	29,173	17,149	29,868	30,643	30,593	32,549	34,192
Average number of employees during the year	27,403	25,381	26,188	17,277	24,979	30,307	29,546	31,320	33,930	34,031
of which, in Sweden	11,061	10,948	11,321	12,593	20,922	25,383	25,414	27,540	30,474	31,290
of which, in Finland	6,369	6,750	6,408	1,142	775	999	662	521	421	178
of which, in other countries	9,973	7,683	8,459	3,542	3,282	3,925	3,470	3,259	3,035	2,563
of which, women	12,634	11,427	10,936	7,546	9,196	11,521	11,268	11,486	13,703	12,416
of which, men	14,769	13,954	15,252	9,731	15,783	18,786	18,278	19,834	20,227	21,615
Salaries and remuneration (SEK in millions)	9,023	8,674	8,460	6,732	8,852	9,543	9,184	9,098	9,472	8,876
Employer’s social security contributions (SEK in millions)	1,970	1,902	1,950	1,804	2,614	3,055	2,895	2,762	2,807	2,719
Salaries and employer’s social security contributions as a percentage of operating costs	15.5	16.4	14.9	14.9	19.4	25.5	26.2	25.8	28.5	29.9
Net sales per employee (SEK in thousands)	3,199	3,228	3,147	3,443	2,290	1,784	1,764	1,583	1,346	1,247
Operating income per employee (SEK in thousands)	640	740	562	-631	219	396	201	230	95	96
Change in labor productivity (%)	8.3	10.8	-4.9	53.5	31.9	8.3	17.9	20.2	8.4	5.4
Net income per employee (SEK in thousands)	500	511	347	-467	75	339	143	160	65	69

Definitions

Concepts

EBITDA

An abbreviation of “Earnings Before Interest, Tax, Depreciation and Amortization.” Equals operating income before amortization, depreciation and impairment losses, and before income from associated companies.

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

Adjusted shareholders’ equity

Reported equity (excluding minority interests) less the (proposed) dividend.

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

Free cash flow

Cash flow from operating activities less cash CAPEX.

CAPEX

An abbreviation of “Capital Expenditure.” Investments in intangible and tangible non-current assets but excluding goodwill, fair-value adjustments and asset retirement obligations.

Acquisitions and other investments

Investments in goodwill and fair-value adjustments, shares and participations, and asset retirement obligations.

EBITDA margin

EBITDA excluding non-recurring items expressed as a percentage of net sales.

Operating margin (EBIT margin)

Operating income expressed as a percentage of net sales.

Return on sales

Net income (including minority interests) expressed as a percentage of net sales.

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

Return on equity

Net income (excluding minority interests) expressed as a percentage of average adjusted shareholders’ equity.

Equity/assets ratio

Adjusted shareholders’ equity and minority interests expressed as a percentage of total assets.

Net debt/equity ratio

Net debt expressed as a percentage of adjusted shareholders’ equity and minority interests.

Interest coverage ratio

Operating income plus financial revenues divided by financial expenses.

Self-financing rate

Cash flow from operating activities divided by gross investments.

Share data

Earnings per share are based on the weighted average number of shares before and after dilution with potential ordinary shares, while shareholders’ equity per share is based on the number of shares at the end of the period.

Pay-out ratio

Dividend per share divided by basic earnings per share.

ARPU

Average monthly revenue per user.

Churn

The number of post-paid customers that have left the company expressed as a percentage of the average number of post-paid customers.

Labor productivity

Year-on-year percentage change in the ratio of net sales at fixed prices to the average number of full-time employees.

Notation conventions

In conformance with Swedish and international standards, this report applies the following currency notations:

SEK	Swedish krona	GBP	Pound sterling	LVL	Latvian lat
AZM	Azerbaijan manat	HKD	Hong Kong dollar	NOK	Norwegian krone
CHF	Swiss franc	HUF	Hungarian forint	PHP	Philippine peso
CZK	Czech koruna	ILS	Israeli shekel	PLN	Polish zloty
DEM	German mark	INR	Indian rupee	RUR	Russian ruble
DKK	Danish krone	JPY	Japanese yen	SGD	Singapore dollar
EEK	Estonian kroon	KZT	Kazakhstan tenge	TRY	Turkish lira
EUR	European euro	LKR	Sri Lankan rupee	UGX	Ugandan shilling
GEL	Georgian lari	LTL	Lithuanian lita	USD	U.S. dollar

Supplemental Information

The following information is provided for purposes of complying with certain requirements of the Form 20-F which are not satisfied in full by the information in other sections of this annual report.

Item 3.A Selected Financial Data—Exchange Rates

The following table provides information with respect to the exchange rate for SEK per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On March 31, 2006, the noon buying rate for SEK was USD 1.00 = SEK 7.7653. The annual average is computed using the noon buying rate on the last business day of each month.

USD/SEK exchange rate	Average	High	Low	Period end
Year
2001	10.3425	11.0270	9.3250	10.4571
2002	9.7233	10.7290	8.6950	8.6950
2003	8.0828	8.7920	7.1950	7.1950
2004	7.3320	7.7725	6.5939	6.6687
2005	7.5170	8.2434	6.6855	7.9370
Month
October 2005	7.8433	7.9695	7.6870	7.9489
November 2005	8.1157	8.2434	7.9749	8.0733
December 2005	7.9518	8.1162	7.8323	7.9370
January 2006	7.6697	7.8097	7.5385	7.6029
February 2006	7.8226	7.9656	7.6487	7.9154
March 2006	7.8109	7.9604	7.6491	7.7653

The effects of exchange rate fluctuations are described in section “Financial Risk Management” in Note 22 to our consolidated financial statements.

Item 4.C Organizational Structure

TeliaSonera AB is the ultimate parent company of the TeliaSonera Group and is also responsible for carrying out the Swedish fixed network operations. We carry out the remainder of our operations through subsidiaries, the most significant of which are listed below:

Name of company	Domicile	Ownership (%)		External net sales January-December 2005 (SEK in millions)
Parent company
TeliaSonera AB	Stockholm, Sweden	—		4,750
Significant subsidiaries
TeliaSonera Sverige AB	Stockholm, Sweden	100.0		30,002
TeliaSonera Finland Oyj	Helsinki, Finland	100.0		11,497
NetCom AS	Oslo, Norway	100.0		7,040
TeliaSonera Mobile Networks AB	Nacka, Sweden	100.0		6,498	(1)
Fintur Holdings B.V.	Rotterdam, the Netherlands	74.0	(2)	6,365	(3)
AS Eesti Telekom	Tallinn, Estonia	50.3	(4)	2,948	(3)
Latvijas Mobilais Telefons SIA	Riga, Latvia	60.3	(2)	2,188
UAB Omnitel	Vilnius, Lithuania	100.0		2,157
Sonera Mobile Networks Oy	Helsinki, Finland	100.0		2,096
AB Lietuvos Telekomas	Vilnius, Lithuania	60.0		1,849	(3)
TeliaSonera International Carrier AB	Stockholm, Sweden	100.0		1,445
Auria Oy	Loimaa, Finland	100.0		1,373	(3)
TeliaSonera Chess Holding AS	Bergen, Norway	100.0		208	(3)(5)
Telia Nättjänster Norden AB	Stockholm, Sweden	100.0		1,210	(1)

(1)          Including Danish branch

(2)          Including direct and indirect holdings

(3)          Including subsidiaries

(4)          In 2006, we have increased our ownership in AS Eesti Telekom to 53.7 percent.

(5)          Consolidated subsidiary as of November 7, 2005. Full year net sales in 2005 were SEK 1,244 million.

Item 7.A Major Shareholders

TeliaSonera terminated its ADS program in the first quarter of 2005 and, consequently, TeliaSonera only has one class of shares.

Based on information received from the Finnish and Swedish book entry depository systems, Finnish Central Securities Depository Ltd and VPC AB, we estimate that as of December 31, 2005, there were approximately 750 registered holders of TeliaSonera shares in the United States.

Item 7.B Related Party Transactions

We provide services to and obtain services and products from the Swedish and Finnish States, who are also our largest shareholders, on commercial terms. We have also purchased from and provided telecommunications and related services to certain of our associated companies on commercial terms. We have also provided guarantees on behalf of, and pledged our shares in, Svenska UMTS-nät, in which we have a 50 percent interest, and we have interest-bearing claims on MegaFon, a company in which we hold a participating interest. For additional information on these and other related party transactions, see Notes 10 and 28 to our consolidated financial statements.

Item 8.B Significant Changes

No significant change has occurred since the date of our consolidated financial statements included in this annual report.

Item 9.A Offer and Listing Details

	Stockholm Stock Exchange(1) (SEK)		Helsinki Stock Exchange(2) (EUR)
Period	High	Low	High	Low
Year
2001	71.00	36.00	—	—
2002	48.60	21.10	4.15	3.30
2003	38.70	23.70	4.24	2.57
2004	42.20	29.50	4.73	3.22
2005
2004
First Quarter	40.20	32.00	4.42	3.46
Second Quarter	35.40	29.50	3.87	3.22
Third Quarter	36.90	31.10	4.05	3.38
Fourth Quarter	42.20	35.30	4.73	3.89
2005
First Quarter	43.20	38.60	4.75	4.24
Second Quarter	43.40	35.50	4.73	3.79
Third Quarter	39.70	35.60	4.21	3.78
Fourth Quarter	43.40	36.30	4.61	3.83
2006
First Quarter	47.60	40.90	5.06	4.37
Month
October 2005	40.20	36.30	4.20	3.83
November 2005	41.80	38.20	4.38	3.98
December 2005	43.40	40.90	4.61	4.33
January 2006	44.60	41.10	4.79	4.44
February 2006	44.40	40.90	4.79	4.37
March 2006	47.60	41.80	5.06	4.42

(1)          Beginning June 13, 2000

(2)          Beginning December 9, 2002

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

Each share confers the right of one vote at the general meetings of the shareholders. Each of the shares also confers an equal right to share in TeliaSonera’s profits. Treasury shares have no voting rights or rights to receive dividends while held in treasury.

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

General Meeting of Shareholders

Under the Companies Act, shareholders exercise their power to decide on corporate matters at the general meeting of the shareholders. At the annual general meeting, financial statements, including the income statement, the balance sheet, the annual report and the consolidated income statement, and the auditor’s report are presented to the shareholders for adoption. Also, at the annual general meeting the shareholders decide any measure warranted by the profit or loss shown in the adopted balance sheet or consolidated balance sheet, discharge members of the board of directors and the chief executive officer from liability, decide on the number of members of the board of directors and their remuneration and elect members of the board of directors. When required, the number of auditors and deputy auditors is decided and they are elected.

Under our articles of association, a shareholder must give notice to TeliaSonera of his or her intention to attend a general meeting no later than 4:00 p.m. on the day stated in the notice of the general meeting. This day must not be a Saturday, Sunday, Midsummer Eve, Christmas Eve, New Year’s Eve or other public holiday and must not be earlier than the fifth working day before the general meeting. Under our articles of association, a notice of an annual general meeting and a notice of any extraordinary general meeting at which resolutions to amend TeliaSonera’s articles of association will be considered, shall be issued no earlier than 6 weeks and no later than 4 weeks prior to the meeting in question. Notice of any other extraordinary general meeting shall be issued no earlier than 6 weeks and no later than 2 weeks prior to the meeting. Notice of a general meeting shall be made in the form of an advertisement placed in the Swedish Official Gazette and in the Swedish newspapers Dagens Nyheter and Svenska Dagbladet.

In order to have the right to attend a general meeting, a shareholder must according to the Companies Act be registered on the fifth working day prior to the relevant general meeting in the register of shareholders kept by VPC and must also notify TeliaSonera of his or her intention to attend the meeting in the manner stated in the previous paragraph. At the general meeting, a shareholder may be accompanied at the meeting by at most 2 persons assisting him or her, but only if the shareholder notifies TeliaSonera of the number of accompanying persons in the manner stated in the previous paragraph.

Voting

Each shareholder is, at the general meeting, entitled to vote for the total number of shares he or she owns or represents. Each share is entitled to one vote. A shareholder may attend and vote at the general meeting in person or by proxy. Proxies are not valid for a longer period than one year from the date of issuance.

Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee. Beneficial owners whose shares are registered in the name of a nominee may vote such shares provided that such holder or owner arranges to have his or her name temporarily entered in the register of shareholders as of the record date of meeting, which must according to law be on the fifth working day prior to a general meeting.

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

Pursuant to the Companies Act, a holder owning more than 90 percent of the shares in another Swedish limited company may initiate a compulsory acquisition process for the remaining minority shareholdings. Similarly, the holders of such minority interest may require the Swedish parent company to acquire their holdings in the company.

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

Swedish Taxation

The following is a description of the material Swedish income and net wealth tax consequences with respect to holders of TeliaSonera shares that are not Swedish residents (“Non-residents”). This section applies only to holders of portfolio investments representing less than 10 percent of the capital and votes of TeliaSonera and is not applicable if the TeliaSonera shares pertain to a permanent establishment or fixed base of business in Sweden. Holders of TeliaSonera shares should consult their own tax advisors regarding the Swedish and other tax consequences of acquiring, owning and disposing of shares.

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

Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the ownership of shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history existing or proposed U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect on the date hereof. All of the foregoing is subject to change, possibly with retroactive effect.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares that, for U.S. federal income tax purposes, is:

•       a citizen or resident of the United States,

•       a domestic corporation

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

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

You must include any Swedish tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Swedish krona payments made, determined at the spot Swedish krona/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

Subject to certain limitations, the Swedish tax withheld in accordance with the Treaty and paid over to Sweden will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Swedish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Distributions of additional shares to you with respect to shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Sale or Exchange of Shares

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We believe that our shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Backup Withholding and Information Reporting.

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•       dividend payments or other taxable distributions made to you within the United States, and

•       the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•       fails to provide an accurate taxpayer identification number,

•       is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•       in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•       dividend payments made to you outside the United States by us or another non-United States payor and

•       other dividend payments and the payment of the proceeds from the sale of shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•        the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•       an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•       other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•        you otherwise establish an exemption.

Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•       the proceeds are transferred to an account maintained by you in the United States,

•       the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•       the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

•       a United States person,

•       a controlled foreign corporation for United States tax purposes,

•       a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•       a foreign partnership, if at any time during its tax year:

•        one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•        such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Item 10.H Documents on Display

The documents referred to in this report can be read at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or obtained by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. Copies may also be obtained from the SEC website at http: //www.sec.gov.

Item 15. Controls and Procedures

(a)   Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in US Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective.

(b)   Internal Control over Financial Reporting. There were no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16.C Principal Accountant Fees and Services

PricewaterhouseCoopers AB has served as our independent auditor (Group auditor) since April 28, 2004. Ernst & Young AB and KPMG Bohlins AB jointly served as our independent auditors for the fiscal year 2003 and up to April 28, 2004. See Note 33 to our consolidated financial statements for information on audit firm fees and services, including pre-approval policies and procedures.

No professional services and other services have been approved by using the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

In 2004, one of our former auditors, Ernst & Young, disclosed to us that an affiliated firm had provided services for one of our subsidiaries that may have been prohibited by the SEC’s auditor independence rules. The aggregate fees for the service were less than USD 7,000 each year during 2001-2004. The audit committee reviewed the information provided by Ernst & Young and determined that it was reasonable to conclude that Ernst & Young’s independence was not affected by this matter.

Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of shares purchased (1)	(b) Average price paid per share	(c) Total number of shares purchased as part of the publicly announced program (2)	(d) Maximum number of shares that may yet be purchased under the program
July 4 to 5, 2005	184,774,856	SEK 55.00 each	184,774,856	—

(1)          No shares were repurchased other than through the publicly announced program.

(2)          The share repurchase program of maximum 187,009,282 shares was announced on April 26, 2005. Each shareholder was offered to sell every twenty-fifth share to TeliaSonera for a cash payment of SEK 55 per share. The acceptance period for shareholders to sell their shares under the program began on May 11, 2005 and expired on June 14, 2005. Sales rights were detachable from the shares and were separately traded on the Stockholm and Helsinki stock exchanges during the period from May 11 to June 9, 2005. Cash payments were made by TeliaSonera, against the title of ownership,  on July 4 and 5, 2005. The total amount of share repurchases under the program was SEK 10,163 million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELIASONERA AB
	By:	/s/ ANDERS IGEL
April 6, 2006		Name: Anders Igel Title: President and Chief Executive Officer
	By:	/s/ KIM IGNATIUS
Name: Kim Ignatius Title: Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

TELIASONERA AB
Exhibits to Form 20-F

1

Articles of Association of TeliaSonera AB (incorporated herein by reference to Exhibit 1 to the Annual Report on Form 20-F for the period ended December 31, 2004, filed by TeliaSonera AB with the Securities and Exchange Commission on April 7, 2005).

4.1

Combination Agreement, dated as of March 26, 2002, by and between Telia AB and Sonera Corporation (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by Telia AB with the Securities and Exchange Commission on October 1, 2002 (the “Form F-4”)).

4.2	Amendment to the Combination Agreement, dated as of September 27, 2002, by and between Telia and Sonera (incorporated herein by reference to Exhibit 2.2 to the Form F-4).
4.3	Framework Agreement, dated as of March 15, 2001, between Telia AB and Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.1 to the Form F-4).
4.4	Shareholder Agreement, dated as of March 15, 2001, between Telia AB, Telia Mobile AB, NetCom AB and Tele2 AB (incorporated herein by reference to Exhibit 10.2 to the Form F-4).
4.5	Registration Rights Agreement, dated as of September 27, 2002 between Telia AB and the Kingdom of Sweden (incorporated herein by reference to Exhibit 10.3 to the Form F-4).
4.6	Registration Rights Agreement, dated as of September 27, 2002, between Telia AB and the Republic of Finland (incorporated herein by reference to Exhibit 10.4 to the Form F-4).
6	See Note 21 to Consolidated Financial Statements, section “Earnings per share.”
7	For definitions of certain ratios used in this report, see “Ten-Year Summary.”
8	For significant subsidiaries as of the end of the year covered by this annual report, see “Supplemental Information, Item 4.C—Organizational Structure.”
12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.