Form 20-F/A
period 2005-12-31
TELIASONERA AB
filed 2006-06-27
CIK 1169870

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

Explanatory Note

TeliaSonera AB is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission on April 6, 2006 (the “2005 20-F”), by setting forth the following amendments to Item 17. Financial statements and Item 19. Exhibits of the 2005 20-F to provide separate audited consolidated financial statements of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”) as of and for the fiscal year end December 31, 2005, including the audit report of Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S. relating thereto, as required under Rule 3-09 of Regulation S-X. This amendment also includes comparative information on Turkcell as of December 31, 2004 and for the fiscal years ended December 31, 2004 and 2003.

Item 17. Financial statements

Separate consolidated financial statements for Turkcell included as Exhibit 14.1 hereto, including the independent auditors’ report of Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S. with respect to the consolidated financial statements for Turkcell, are hereby incorporated by reference.

Item 19. Exhibits

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

14.1

Consolidated Financial Statements of Turkcell Iletisim Hizmetleri A.S., including independent auditors’ report of KPMG Cevdet Suner Denetim ve Yeminli Mali Musavirlik A.S. regarding the consolidated financial statements of Turkcell Iletisim Hizmetleri A.S.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELIASONERA AB

	By:	/s/ ANDERS IGEL
June 27, 2006		Name: Anders Igel Title: President and Chief Executive Officer

	By:	/s/ KIM IGNATIUS
Name: Kim Ignatius Title: Chief Financial Officer